Form 20-F
Polestar Automotive Holding UK PLC
filed 2022-06-29
CIK 1884082

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 23, 2022

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	England and Wales (Jurisdiction of incorporation or organization)

Polestar Automotive USA Inc.

777 MacArthur Blvd

Mahwah, NJ 07430

Tel: (949) 735-1834

(Address of Principal Executive Offices)

Thomas Ingenlath

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A American Depositary Shares	PSNY	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.01 each*	-	The Nasdaq Stock Market LLC*
Class C-1 American Depositary Shares	PSNYW	The Nasdaq Stock Market LLC
Class C-1 Ordinary Shares, par value $0.10 each**	-	The Nasdaq Stock Market LLC**

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On June 23, 2022, the issuer had 466,801,222 Class A Shares (as defined in this Report) in the form of Class A ADSs (as defined in this Report) issued and outstanding, 1,642,233,575 Class B Shares (as defined in this Report) in the form of Class B ADSs (as defined in this Report) issued and outstanding, 15,999,965 Class C-1 Shares (as defined in this Report) in the form of Class C-1 ADSs (as defined in this Report) issued and outstanding and 9,000,000 Class C-2 Shares (as defined in this Report) in the form of Class C-2 ADSs (as defined in this Report) issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

* Not for trading, but only in connection with the listing of the Class A American Depositary Shares on The Nasdaq Stock Market LLC. The Class A American Depositary Shares each represent one Class A Ordinary Share and are registered under the Securities Act of 1933 pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class A American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.

**Not for trading, but only in connection with the listing of the Class C-1 American Depositary Shares on The Nasdaq Stock Market LLC. The Class C-1 American Depositary Shares each represent one Class C Ordinary Share and are registered under the Securities Act pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class C-1 American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.

POLESTAR AUTOMOTIVE HOLDING UK PLC

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F (including information incorporated by reference herein, this “Report”) includes statements that express Polestar’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding Polestar’s intentions, beliefs or current expectations concerning, among other things: the Business Combination; the benefits of the Business Combination; results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and vehicle sales; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; and future market launches and expansion.

Such forward-looking statements are based on available current market information and the current expectations of Polestar including beliefs and forecasts concerning future developments and the potential effects of such developments on Polestar. Factors that may impact such forward-looking statements include:

•	the failure to realize the anticipated benefits of the Business Combination;

•	the outcome of any legal proceedings that may be instituted against GGI or Polestar in connection with the Business Combination;

•	the ability to continue to meet stock exchange listing standards;

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•

Polestar’s ability to enter into or maintain partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers, and to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships;

•

risks relating to the uncertainty of any projected financial information of Polestar, including underlying assumptions regarding expected development and launch timeliness for Polestar’s five carlines, manufacturing in the United States starting as planned, demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales as the total Polestar fleet of cars and customer base grow;

•	delays in the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues;

•

risks related to the timing of expected business milestones and commercial launches, including Polestar’s ability to mass produce its current and new vehicle models and complete the upgrade or tooling of its manufacturing facilities;

•	increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors;

•	Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes;

•	risks related to future market adoption of Polestar’s offerings;

•	risks related to Polestar’s distribution model;

•	the effects of competition and the pace and depth of electric vehicle adoption generally on Polestar’s future business;

•	changes in regulatory requirements, governmental incentives and fuel and energy prices;

•	Polestar’s ability to rapidly innovate;

•	Polestar’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team;

•

Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software;

•	Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm;

•	the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries;

•

the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial metrics or on any of the foregoing risks; and

•	the other risks and uncertainties included in this Report under “Risk Factors” in Item 3.D.

There can be no assurance that future developments affecting Polestar will be those that Polestar has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Polestar’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in Item 3.D. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Polestar will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

FREQUENTLY USED TERMS

Unless otherwise stated in this Report on Form 20-F or the context otherwise requires, references to:

“AD securities” or “ADSs” means Class A ADSs and Class C ADSs.

“ADS Deposit Agreement—Class A ADSs” means the ADS Deposit Agreement, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder and representing deposited Class A Shares, a form of which is filed as an exhibit to this Report.

“ADS Deposit Agreement—Class C-1 ADSs” means the ADS Deposit Agreement, dated June 23, 2022, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder and representing deposited Class C-1 Shares, a copy of which is filed as an exhibit to this Report.

“ADS Deposit Agreement—Class C-2 ADSs” means the ADS Deposit Agreement, dated June 23, 2022, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder and representing deposited Company C-2 Shares, a copy of which is filed as an exhibit to this Report.

“Amendment No. 1 to the Business Combination Agreement” means that certain amendment to the Business Combination Agreement, dated as of December 17, 2021, a copy of which is filed as an exhibit to this Report.

“Amendment No. 2 to the Business Combination Agreement” means that certain amendment to the Business Combination Agreement, dated as of March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Amendment No. 3 to the Business Combination Agreement” means that certain amendment to the Business Combination Agreement, dated as of April 21, 2022, a copy of which is filed as an exhibit to this Report.

“Board” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger, and the other transactions contemplated by the other transaction documents contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of September 27, 2021 (as amended by Amendment No. 1 to the Business Combination Agreement, Amendment No. 2 to the Business Combination Agreement and Amendment No. 3 to the Business Combination Agreement), by and among GGI, the Company, Parent, Polestar Singapore, Polestar Sweden and Merger Sub, a copy of which is filed as an exhibit to this Report.

“Class A ADS” means one American depositary share of the Company duly and validly issued against the deposit with the depositary of an underlying Class A Share.

“Class A Shares” means Class A ordinary shares of the Company, entitling the holder thereof to one vote per share.

“Class B Shares” means Class B ordinary shares of the Company, entitling the holder thereof to 10 votes per share.

“Class C ADSs” means Class C-1 ADSs and Class C-2 ADSs.

“Class C Shares” means Class C-1 Shares and Class C-2 Shares.

“Class C Warrant Amendment” means the amendment to the SPAC Warrant Agreement entered into by and among GGI, Computershare Inc. and Computershare Trust Company, N.A., and pursuant to which, among other things, each GGI Public Warrant converted into a Class C-1 ADS and each GGI Private Placement Warrant converted into a Class C-2 ADS, each of which is exercisable for Class A ADSs and subject to substantially the same terms as were applicable to the GGI Warrants under the SPAC Warrant Agreement, a copy of which is filed as an exhibit to this Report.

“Class C-1 ADS” means one American depositary share of the Company into which each GGI Public Warrant has been automatically cancelled and extinguished and converted into the right to receive one Class A ADS and each of which is duly and validly issued against the deposit with the depositary of an underlying Class C-1 Share.

“Class C-1 Share” means a class C-1 preferred share in the share capital of the Company, each of which underlies a Class C-1 ADS and is exercisable for one Class A Share.

“Class C-2 ADS” means one American depositary share of the Company into which each GGI Private Placement Warrant has been automatically cancelled and extinguished and converted into the right to receive one Class A ADS and each of which is duly and validly issued against the deposit with the depositary of an underlying Class C-2 Share.

“Class C-2 Share” means a class C-2 preferred share in the share capital of the Company, each of which underlies a Class C-2 ADS and is exercisable for one Class A Share.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing or June 23, 2022.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” means, prior to the re-registration as a public limited company under the laws of England and Wales, “Polestar Automotive Holding UK Limited,” a limited company incorporated under the laws of England and Wales, and, after the re-registration as a public limited company under the laws of England and Wales, “Polestar Automotive Holding UK PLC.”

“Company securities” means the Shares and Class C Shares.

“Court of Chancery” means the Court of Chancery in the State of Delaware.

“Current GGI Certificate” means the Amended and Restated Certificate of Incorporation of GGI, dated March 22, 2021.

“December PIPE Investment” means the purchase of December PIPE Shares pursuant to the December PIPE Subscription Agreements.

“December PIPE Investors” means the purchasers of December PIPE Shares in the December PIPE Investment, which include certain affiliates and employees of the GGI Sponsor.

“December PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by December PIPE Investors in the December PIPE Investment.

“December PIPE Subscription Agreements” means the share subscription agreements, dated December 17, 2021, by and among the Company, GGI and the December PIPE Investors pursuant to which the December PIPE Investors purchased in the aggregate, 14.3 million December PIPE Shares for an average purchase price of $9.54 per share, or an aggregate purchase price equal to approximately $136.0 million.

“Deloitte” means Deloitte AB, an independent registered public accounting firm.

“Deposit Agreements” means the ADS Deposit Agreement—Class A ADSs, the ADS Deposit Agreement—Class C-1 ADSs and the ADS Deposit Agreement—Class C-2 ADSs.

“depositary” means Citibank, N.A., acting as depositary under the Deposit Agreements.

“DGCL” means the General Corporation Law of the State of Delaware.

“Earn Out Shares” means earn out shares from the Company issuable in Class A ADSs and Class B ADSs up to an aggregate number equal to approximately (a) 0.075 multiplied by (b) the number of issued and outstanding Shares as of immediately after the Closing.

“Effective Time” means the effective time of the Merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Geely” means Zhejiang Geely Holding Group Co., Ltd.

“GGI” means Gores Guggenheim, Inc.

“GGI Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of GGI.

“GGI Class F Common Stock” means the shares of Class F common stock, par value $0.0001 per share, of GGI.

“GGI Common Stock” means the GGI Class A Common Stock and the GGI Class F Common Stock.

“GGI Initial Stockholders” means the GGI Sponsor and Randall Bort, Elizabeth Marcellino and Nancy Tellem, GGI’s independent directors.

“GGI Public Warrants” means the warrants included in the GGI public units (consisting of one share of GGI Class A Common Stock and one-fifth of one GGI Public Warrant) issued in the GGI initial public offering, consummated on March 25, 2021.

“GGI Sponsor” means Gores Guggenheim Sponsor LLC, a Delaware limited liability company and an affiliate of The Gores Group, LLC.

“GGI Warrants” means, collectively, the GGI Private Placement Warrants and the GGI Public Warrants.

“Initial PIPE Investment” means the purchase of Initial PIPE Shares pursuant to the Initial PIPE Subscription Agreements.

“Initial PIPE Investors” means the purchasers of Initial PIPE Shares in the Initial PIPE Investment.

“Initial PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by Initial PIPE Investors in the Initial PIPE Investment.

“Initial PIPE Subscription Agreements” means the share subscription agreements, dated September 27, 2021, by and among the Company, GGI and the Initial PIPE Investors pursuant to which the Initial PIPE Investors purchased, in the aggregate, approximately 7.43 million Initial PIPE Shares for a purchase price of $9.09 per share, or an aggregate purchase price equal to approximately $67.5 million.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“K&E” means Kirkland & Ellis LLP.

“KPMG” means KPMG LLP, an independent registered public accounting firm.

“March PIPE Investors” means the purchasers of March PIPE Shares in the March PIPE Investment, which include certain affiliates and employees of the GGI Sponsor.

“March PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by March PIPE Investors in the March PIPE Investment.

“March PIPE Subscription Agreements” means the shares subscription agreements, dated March 24, 2022, by and among the Company, GGI and the March PIPE Investors pursuant to which the March PIPE Investors purchased, in the aggregate, 2.8 million March PIPE Shares for an average purchase price of $9.57 per share, or an aggregate purchase price equal to approximately $27.2 million.

“March Sponsor Investment” means the purchase of March PIPE Shares pursuant to the March PIPE Subscription Agreements.

“Merger” means the merger between Merger Sub and GGI, with GGI surviving as a direct wholly owned subsidiary of the Company.

“Merger Sub” means PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company.

“Nasdaq” means the National Association of Securities Dealers Automated Quotations Global Market.

“Parent” means Polestar Automotive Holding Limited, a Hong Kong incorporated company.

“Parent Lock-Up Agreement” means the lock-up agreement, dated September 27, 2021, by and among Parent, the Company and the other Parent Shareholders, a form of which is filed as an exhibit to this Report.

“Parent Shareholders” means Snita, Polestar Investment AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang , Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd.

“PIPE Investment” means the purchase of PIPE Shares pursuant to the PIPE Subscription Agreements.

“PIPE Investors” means the purchasers of PIPE Shares in the PIPE Investment.

“PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by PIPE Investors in the PIPE Investment.

“PIPE Subscription Agreements” means the Initial PIPE Subscription Agreements, the December PIPE Subscription Agreements and the March PIPE Subscription Agreements.

“Polestar” means, as the context requires, (a) in general the Polestar Group, (b) in the context of the Business Combination, the Pre-Closing Reorganization and the Pre-Closing Sweden/Singapore Share Transfer, Polestar Sweden, or, both Polestar Singapore and Polestar Sweden if at any time (x) Polestar Sweden is not a wholly-owned subsidiary of Polestar Singapore or (y) Polestar Singapore is not a wholly-owned subsidiary of Polestar Sweden, or (c) the Company after the Closing.

“Polestar Articles” means the Articles of Association of Polestar, a copy of which is filed as an exhibit to this Report.

“Polestar Destinations” means permanent or pop up/temporary Polestar showrooms located in peri-urban areas where potential customers can experience Polestar vehicles, engage with Polestar specialists and test-drive Polestar vehicles.

“Polestar Financial Statements” means Polestar Automotive Holding Limited’s audited financial statements and related notes as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, 2020 and 2019.

“Polestar Group” means Parent, together with its subsidiaries.

“Polestar Locations” means Polestar Spaces, Polestar Destinations and Polestar Test Drive Center.

“Polestar Singapore” means Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore.

“Polestar Spaces” means permanent or pop up/temporary Polestar showrooms located in urban areas where potential customers can experience Polestar vehicles and engage with Polestar specialists.

“Polestar Sweden” means Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden.

“Polestar Test Drive Centers” means those Polestar facilities located in peri-urban areas where potential customers can experience Polestar vehicles, engage with Polestar specialists and test-drive Polestar vehicles.

“Pre-Closing Reorganization” means the reorganization effectuated by Parent, the Company, Polestar Singapore, Polestar Sweden and their respective subsidiaries, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became, directly or indirectly, wholly owned subsidiaries of the Company.

“Pre-Closing Sweden/Singapore Share Transfer” means, collectively, the following transactions contemplated under the Business Combination Agreement: (i) the transfer by Polestar Singapore to Parent of all of the issued and outstanding equity securities of Polestar Sweden (the “Pre-Closing Sweden Share Transfer”) and (ii) after the Pre-Closing Sweden Share Transfer, the contribution by Parent to Polestar Sweden of all of the issued and outstanding equity securities of Polestar Singapore.

“Registration Rights Agreement” means the registration rights agreement, dated September 27, 2021, by and among the Company, Parent, the Parent Shareholders, the GGI Sponsor and the independent directors of GGI (such persons, together with the GGI Sponsor and the Parent Shareholders, the “Registration Rights Holders”), as amended by the Registration Rights Agreement Amendment No. 1 and the Registration Rights Agreement Amendment No. 2. A copy of the Registration Rights Agreement is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 1” means that certain amendment to the Registration Rights Agreement, dated December 17, 2021, a copy of which is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 2” means that certain amendment to the Registration Rights Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Related Agreements” means the Registration Rights Agreement, the Subscription Agreements, the Volvo Cars Preference Subscription Agreement, the Parent Lock-Up Agreement, the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, the Class C Warrant Amendment, the Shareholder Acknowledgement Agreement and the other agreements or documents contemplated under the Business Combination Agreement.

“Sarbanes Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 203” means Section 203 of the DGCL.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Acknowledgement Agreement” means the shareholder acknowledgement, dated September 27, 2021, by and among Parent, the Parent Shareholders, Volvo Car Corporation and the Company, as amended by the Shareholder Acknowledgement Agreement Amendment, a copy of which is filed as an exhibit to this Report.

“Shareholder Acknowledgement Agreement Amendment” means that certain amendment to the Shareholder Acknowledgement Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Shares” means the Class A Shares and the Class B Shares.

“Snita” means Snita Holding B.V., a corporation organized under the laws of the Netherlands and a wholly owned indirect subsidiary of Volvo Cars.

“SPAC Warrant Agreement” means that certain Warrant Agreement, by and between GGI and Computershare Trust Company, N.A., as warrant agent, dated as of March 22, 2021 (as amended by the SPAC Warrant Agreement Amendment and as may be further amended, supplemented or otherwise modified from time to time), a copy of which is filed as an exhibit to this Report.

“SPAC Warrant Agreement Amendment” means that certain Amendment to the SPAC Warrant Agreement, by and between GGI and Computershare Trust Company, N.A., as warrant agent, dated as of April 7, 2022, a copy of which is filed as an exhibit to this Report.

“Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement” means the lock-up agreement, dated September 27, 2021, by and among GGI, Parent, the Company and the GGI Initial Stockholders, as amended by the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement Amendment No. 1 and the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement Amendment No. 2. A copy of the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement is filed as an exhibit to this Report.

“Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement Amendment No. 1” means that certain amendment to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, dated December 17, 2021, a copy of which is filed as an exhibit to this Report.

“Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement Amendment No. 2” means that certain amendment to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Sponsor Subscription Agreement” means the subscription agreement, dated September 27, 2021, as amended and restated on December 17, 2021 and amended on March 24, 2022, by and among GGI, the Company and the GGI Sponsor, pursuant to which the GGI Sponsor purchased approximately 891,000 Sponsor Subscription Shares for a purchase price of $9.09 per share on the date of Closing.

“Sponsor Subscription Investment” means the purchase of the Sponsor Subscription Shares pursuant to the Sponsor Subscription Agreement.

“Sponsor Subscription Shares” means the Class A Shares in the form of Class A ADSs purchased by the GGI Sponsor in the Sponsor Subscription Investment.

“Subscription Agreements” means the PIPE Subscription Agreements, the Sponsor Subscription Agreement and the Volvo Cars PIPE Subscription Agreement.

“Subscription Investments” means the purchase of the Subscription Shares pursuant to the Subscription Agreements.

“Subscription Shares” means the Class A Shares in the form of Class A ADSs purchased by the GGI Sponsor, the PIPE Investors and Snita pursuant to the Sponsor Subscription Agreement, the PIPE Subscription Agreements and the Volvo Cars PIPE Subscription Agreement, respectively.

“The Gores Group” means The Gores Group, LLC, an affiliate of the GGI Sponsor.

“U.S. Dollars” and “USD” and “$” means United States dollars, the legal currency of the United States.

“Volvo Cars” means Volvo Car AB (publ) and its subsidiaries.

“Volvo Cars PIPE Subscription Agreement” means the subscription agreement, dated September 27, 2021, as amended and restated on December 17, 2021 and amended on March 24, 2022, by and among GGI, the Company and Volvo Cars, pursuant to which Snita purchased approximately 1.1 million Volvo Cars PIPE Subscription Shares for a purchase price of $10.00 per share.

“Volvo Cars PIPE Subscription Investment” means the purchase of Volvo Cars PIPE Subscription Shares pursuant to the Volvo Cars PIPE Subscription Agreement.

“Volvo Cars PIPE Subscription Shares” means the Class A Shares in the form of Class A ADSs purchased by Snita in the Volvo Cars PIPE Subscription Investment.

“Volvo Cars Preference Subscription Agreement” means the subscription agreement, dated September 27, 2021, by and between the Company and Snita as amended on March 24, 2022, pursuant to which Snita purchased, at Closing, mandatory convertible preference shares of the Company for an aggregate subscription price of $10.00 per share, for an aggregate investment amount equal to $588,826,100.

“Volvo Cars Preference Subscription Investment” means the purchase of the Volvo Cars Preference Subscription Shares pursuant to the Volvo Cars Preference Subscription Agreement.

“Volvo Cars Preference Subscription Shares” means the mandatory convertible preference shares of the Company purchased by Snita pursuant to the Volvo Cars Preference Subscription Agreement.

EXPLANATORY NOTE

On September 27, 2021, GGI, Parent, Polestar Singapore, Polestar Sweden, the Company and Merger Sub entered into a Business Combination Agreement.

At the Closing, the Company completed the Pre-Closing Reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became wholly owned subsidiaries of the Company.

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (i) substantially concurrently with the Closing, (a) certain investors purchased approximately 7.43 million Class A Shares in the form of Class A ADSs for an aggregate purchase price payable to the Company of approximately $67.5 million, (b) an affiliate of the GGI Sponsor purchased approximately 891,000 Class A Shares in the form of Class A ADSs for an aggregate purchase price payable to the Company of approximately $8.1 million, (c) Snita purchased, approximately 1.1 million Class A Shares in the form of Class A ADSs for a purchase price of $10.00 per share, for an aggregate investment amount equal to approximately $11.2 million, (d) certain investors (which include certain affiliates and employees of the GGI Sponsor) purchased approximately 14.3 million Class A Shares in the form of Class A ADSs for an aggregate purchase price payable to the Company of approximately $136.0 million, (e) certain investors (which include certain affiliates and employees of the GGI Sponsor) purchased approximately 2.8 million Class A Shares in the form of Class A ADSs for an aggregate purchase price payable to the Company of approximately $27.2 million and (f) Snita purchased mandatory convertible preference shares of the Company (the “Preference Shares”) for $10.00 per share, for an aggregate investment amount equal to $588,826,100 (the “Volvo Cars Preference Amount”); (ii) Merger Sub merged with and into GGI, pursuant to which the separate corporate existence of Merger Sub ceased and GGI became a wholly owned subsidiary of the Company, and all GGI Common Stock, issued and outstanding immediately prior to the Effective Time, was exchanged for Class A ADSs duly and validly issued against the deposit of an underlying Class A Share with the Company’s depositary with which the Company has established and sponsored American depositary receipt facilities (each, an “ADR Facility”); and (iii) at the Closing, each GGI Public Warrant was automatically cancelled and extinguished and converted into a Class C-1 ADS duly and validly issued against the deposit with the depositary of an underlying Class C-1 Share and each private placement warrant of GGI (“GGI Private Placement Warrant”) was automatically cancelled and extinguished and converted into the right to receive a Class C-2 ADS duly and validly issued against the deposit with the depositary of an underlying Class C-2 Share.

The Business Combination was consummated on June 23, 2022.

Certain amounts that appear in this Report may not sum due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and members of the executive management are set forth in the registration statement on Form F-4 that was filed by the Company in connection with the Business Combination, in the section entitled “Management of the Post-Combination Company—Management and the Post-Combination Company Board,” which is incorporated herein by reference. The address for each of the directors and executive officers is Assar Gabrielssons Väg 9, 405 31 Göteborg, Sweden. For more information also see Item 6.A in this Report.

B.	Advisors

Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, and Kirkland & Ellis International LLP, 30 St. Mary Axe, London EC3A 8AF, serve as the Company’s U.S. and English law counsel, respectively.

C.	Auditors

The consolidated financial statements of Polestar Automotive Holding Limited as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 have been audited by Deloitte AB, an independent registered public accounting firm.

The consolidated financial statements of Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) as of September 15, 2021 and December 31, 2021 and for the period September 15, 2021 to December 31, 2021 have been audited by Deloitte AB, an independent registered public accounting firm.

The offices of Deloitte AB are located at Rehnsgatan 11, SE-113 79 Stockholm, Sweden.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness of the Company on an unaudited pro forma combined basis as of December 31, 2021, and should be read in conjunction with Item 5 “Operating And Financial Review And Prospects,” Item 8.A “Financial Information—Consolidated Statements and Other Financial Information—Unaudited Pro Forma Condensed Combined Financial Information” and the financial statements, and the notes and schedules related thereto, which are included at the end of this Report.

As of December 31, 2021 (in TUSD)	Polestar Historical	Polestar Pro Forma
Cash and cash equivalents and marketable securities
Cash and cash equivalents	$756,677	$1,552,413
Marketable securities	1,258	1,258

Total Cash and cash equivalents and marketable securities	$757,935	$1,553,671

Borrowings and other financial liabilities
Liabilities to credit institutions	(642,338)	(642,338)
Other non-current interest-bearing liabilities	(66,575)	(66,575)
Interest-bearing current liabilities	(10,283)	(10,283)
Interest-bearing current liabilities - related parties	(13,789)	(13,789)
Earn Out Liability	—	(1,285,351)

Total Borrowings and other financial liabilities	(732,985)	(2,018,336)

Total Equity
Share Capital (the Company)	(1,865,909)	(21,090)
Additional paid-in capital	(35,231)	(3,697,109)
Accumulated Deficit	1,761,860	3,540,569

Total deficit (equity)	(139,280)	(177,630)

Total Capitalization	$(872,265)	$(2,195,966)

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Polestar’s business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in Polestar’s securities. Polestar’s business, as well as Polestar’s reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to Polestar or not currently considered material. These risks include, among others, the following:

Risks Related to Polestar’s Business and Industry

•

Polestar’s operations rely heavily on a variety of agreements with its strategic partners, Volvo Cars and Geely, including agreements related to research and development, purchasing, manufacturing engineering and logistics, and Polestar may come to rely on other original equipment manufacturers, vendors and technology providers. The inability of Polestar to maintain agreements or partnerships with its existing strategic partners or to enter into new agreements or partnerships could have a material and adverse effect on Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus efforts on its core areas of differentiation.

•

Polestar’s ability to produce vehicles and its future growth depend upon its ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships.

•

Polestar is dependent on its strategic partners and suppliers, some of which are single-source suppliers, and the inability of these strategic partners and suppliers to deliver necessary components of Polestar’s products on schedule and at prices, quality levels and volumes acceptable to Polestar, or Polestar’s inability to efficiently manage these components, could have a material and adverse effect on Polestar’s results of operations and financial condition.

•

Polestar may not be able to accurately estimate the supply and demand for its vehicles, which could result in inefficiencies in its business, hinder its ability to generate revenue and create delays in the production of its vehicles. If Polestar fails to accurately predict its manufacturing requirements, Polestar will incur the risk of having to pay for production capacities that it reserved but will not be able to use or that Polestar will not be able to secure sufficient additional production capacities at reasonable costs in case product demand exceeds expectations.

•

Polestar may be unable to grow its global product sales, delivery capabilities and its servicing and vehicle charging partnerships, or Polestar may be unable to accurately project and effectively manage its growth. If Polestar is unable to expand its charging network and servicing capabilities, customers’ perceptions of Polestar could be negatively affected, which could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.

•	Polestar relies on its partnerships with vehicle charging networks to provide charging solutions for its vehicles.

•

Polestar relies on its strategic partners for servicing its vehicles and their integrated software. If Polestar or its strategic partners are unable to adequately address the service requirements of its customers, Polestar’s business, prospects, financial condition and results of operations may be materially and adversely affected.

•	Polestar has experienced and may in the future experience significant delays in the design, development, manufacture, launch and financing of its vehicles, which could harm its business and prospects.

•	Polestar has incurred net losses each year since its inception and expects to incur increasing expenses and substantial losses for the foreseeable future.

•

Polestar Group’s independent registered public accounting firm has included an explanatory paragraph relating to Polestar Group’s ability to continue as a going concern in its report on Polestar Group’s audited consolidated financial statements included in this Report.

•

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Polestar’s business. Polestar will need to maintain and significantly grow its access to battery cells, including through the development and manufacture of its own cells, and control its related costs.

•

Polestar relies on its partners to manufacture vehicles and Polestar’s partners have limited experience in producing electric vehicles. Further, Polestar relies on sufficient production capacity being available and/or allocated to it by its partners in order to manufacture its vehicles. Delays in the timing of expected business milestones and commercial launches, including Polestar’s ability to mass produce its electric vehicles and/or complete and/or expand its manufacturing capabilities, could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.

•

Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risks specific to China.

•

The Chinese government may intervene in or influence Polestar’s or Polestar’s partners’ operations in China at any time, which could result in a material change in Polestar’s operations and ability to produce vehicles significantly and adversely impact the value of Polestar’s securities.

•

Changes in Chinese policies, regulations and rules may be quick with little advance notice and the enforcement of laws of the Chinese government is uncertain and could have a significant impact upon Polestar’s and its partners’ ability to operate profitably.

•

Polestar and its subsidiaries (i) may not receive or maintain permissions or approvals to operate in China, (ii) may inadvertently conclude that such permissions or approvals are not required or (iii) may be required to obtain new permissions or approvals in the future due to changes in applicable laws, regulations, or interpretations related thereto.

•	Polestar depends on revenue generated from a limited number of models and expects this to continue in the foreseeable future.

•

Polestar’s distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven. Polestar does not have a third-party retail product distribution network in all of the countries in which it operates. Polestar may face regulatory challenges to or limitations on its ability to sell vehicles directly.

•

Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially and adversely affect Polestar’s business, prospects, financial condition and results of operations.

•

Polestar is subject to risks associated with advanced driver assistance system technology. Polestar is also working on adding autonomous driving technology to its vehicles and expects to be subject to the risks associated with this technology. Polestar cannot guarantee that its vehicles will achieve its targeted assisted or autonomous driving functionality within its projected timeframe, or ever.

•	Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles.

•	Polestar’s vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

•

Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.

•

Polestar’s ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles. However, the market for electric vehicles is still evolving and changes in governmental programs incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric vehicles and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the pace and depth of electric vehicle adoption develops more slowly than Polestar expects, its revenue may decline or fail to grow, and Polestar may be materially and adversely affected.

•

If vehicle owners customize Polestar vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm Polestar’s business.

Risks Related to Cybersecurity and Data Privacy

•	Any unauthorized control or manipulation of Polestar’s products, digital sales tools and systems could result in loss of confidence in Polestar and its products.

•

Polestar is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations could harm Polestar’s reputation and brand, subject Polestar to significant fines and liability, or otherwise adversely affect its business.

Risks Related to Polestar’s Employees and Human Resources

•

Polestar’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including its Chief Executive Officer, Thomas Ingenlath, its senior management team and other key employees, and Polestar’s ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair Polestar’s ability to expand its business.

Risks Related to Litigation and Regulation

•

Polestar may choose to or be compelled to undertake product recalls or take other actions, which could result in litigation and adversely affect its business, prospects, results of operations, reputation and financial condition.

Risks Related to Financing and Strategy Transactions

•	Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

•	Polestar’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

Risks Related to Ownership of Polestar’s Securities

•	If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.

•	The requirements of being a public company may strain Polestar’s resources and distract its management, which could make it difficult to manage its business.

•

Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

•	Polestar may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

•

Polestar has identified material weaknesses in its internal control over financial reporting. If Polestar is unable to remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in Polestar’s financial reporting, which could adversely affect Polestar’s business and the market price of the ADSs.

Risks Related to Polestar’s Business and Industry

Polestar’s operations rely heavily on a variety of agreements with its strategic partners, Volvo Cars and Geely, including agreements related to research and development, purchasing, manufacturing engineering and logistics, and Polestar may come to rely on other original equipment manufacturers, vendors and technology providers. The inability of Polestar to maintain agreements or partnerships with its existing strategic partners or to enter into new agreements or partnerships could have a material and adverse effect on Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus efforts on its core areas of differentiation.

Polestar’s operations rely heavily on a variety of agreements, including agreements related to research and development, purchasing, manufacturing engineering and logistics, with its strategic partners, including Volvo Cars, Geely and certain other original equipment manufacturers, vendors and technology providers. Polestar’s reliance on these agreements subjects it to a number of significant risks, including the risk of being unable to operate as a standalone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation.

Of particular importance for Polestar’s operations are the related party agreements with Volvo Cars and Geely. These related party agreements include agreements pertaining to research and development, manufacturing agreements, licensing agreements, purchasing agreements, component supply agreements, customer care agreements, logistics agreements and distribution agreements, amongst other areas. These agreements are described in more detail in this Report in Item 4.B “Information On The Company—Business Overview—Related Party Agreements with Volvo Cars and Geely” and Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions.” These partnerships permit Polestar to benefit from the decades of experience of established auto-manufacturers while focusing its efforts on core areas of differentiation, such as design, performance and rapid adoption of the latest technologies and sustainability solutions. Polestar intends to continue to rely on these partnerships as part of its strategy. Polestar intends to rely solely on its arrangements with Volvo Cars, Geely and other contract partners to manufacture future Polestar models. If Polestar is unable to maintain agreements or partnerships with its existing strategic partners or to enter into new agreements or partnerships Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation could be materially and adversely affected.

Polestar’s ability to produce vehicles and its future growth depend upon its ability to maintain relationships with its existing suppliers and strategic partners, to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships.

Polestar’s success will be dependent upon its ability to enter into new supplier agreements and maintain its relationships with suppliers and strategic partners who are critical and necessary to the output and production of its vehicles. Polestar also relies on suppliers and its strategic partners to provide it with key components and technology for its vehicles. The supplier agreements Polestar has or may enter into with key suppliers and its strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers and strategic partners become unable to provide, or experience delays in providing components or technology, or if the supplier and related party agreements Polestar has in place are terminated, it may be difficult to find replacement components and technology. Changes in business conditions, pandemics, governmental changes and other factors beyond Polestar’s control or that Polestar does not presently anticipate could affect its ability to receive components or technology from its suppliers and strategic partners.

Further, Polestar has not secured supply agreements for all of its components, technology and services. Polestar may be at a disadvantage in negotiating supply agreements for the production of its vehicles due to its limited operating history as a standalone business. In addition, there is the possibility that finalizing the supply agreements for the parts and components of its vehicles will cause significant disruption to Polestar’s operations, or such supply agreements could be at costs that make it difficult for Polestar to operate profitably.

If Polestar does not enter into longer-term supplier agreements with guaranteed pricing for its parts or components, it may be exposed to fluctuations in prices of components, materials, labor and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials, labor and equipment, whether due to supply chain or logistics issues or due to inflation, would increase Polestar’s operating costs and could reduce its margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of Polestar’s vehicles in response to increased costs could be viewed negatively by its customers or potential customers and could adversely affect Polestar’s business, prospects, financial condition or results of operations.

Polestar is dependent on its strategic partners and suppliers, some of which are single-source suppliers, and the inability of these strategic partners and suppliers to deliver necessary components of Polestar’s products on schedule and at prices, quality levels and volumes acceptable to Polestar, or Polestar’s inability to efficiently manage these components, could have a material and adverse effect on Polestar’s results of operations and financial condition.

Polestar relies on its strategic partners and suppliers for the provision and development of many of the key components and materials used in its vehicles. While Polestar plans to obtain components from multiple sources whenever possible, many of the components used in Polestar’s vehicles will be purchased by Polestar from a single source, and Polestar’s limited, and in many cases single-source, supply chain exposes it to multiple potential sources of delivery failure or component shortages for its production. Polestar’s suppliers may not be able to meet Polestar’s required product specifications and performance characteristics, which would impact Polestar’s ability to achieve its product specifications and performance characteristics as well. Additionally, Polestar’s suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in Polestar’s vehicles. Polestar may also be impacted by changes in its supply chain or production needs, including cost increases from its suppliers, in order to meet its quality targets and development timelines as well as due to design changes. Likewise, any significant increases in its production may in the future require Polestar to procure additional components in a short amount of time. Polestar’s suppliers may not ultimately be able to sustainably and timely meet Polestar’s cost, quality and volume needs, requiring Polestar to replace them with other sources. If Polestar is unable to obtain suitable components and materials used in its vehicles from its suppliers or if its suppliers decide to create or supply a competing product, its business could be adversely affected. Further, if Polestar is unsuccessful in its efforts to control and reduce supplier costs, its results of operations will suffer.

In addition, Polestar could experience delays if its strategic partners and suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of its vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that Polestar or its strategic partners will be able to make up delays in production caused by any disruption in the supply of critical components. Even in cases where Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its single source components, it may be unable to do so quickly, or at all, at prices or quality levels that are acceptable to it. This risk is heightened by the fact that Polestar has less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect its ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect Polestar’s results of operations, financial condition and prospects. (See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Polestar’s business. Polestar will need to maintain and significantly grow its access to battery cells, including through the development and manufacture of its own cells, and control its related costs.”)

Furthermore, as the scale of its vehicle production increases, Polestar will need to accurately forecast, purchase, warehouse and transport components internationally to manufacturing facilities and servicing locations and at much higher volumes. If Polestar is unable to accurately match the timing and quantities of component purchases to its actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in its supply chain, Polestar may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material and adverse effect on its results of operations and financial condition.

In addition, as Polestar develops an international manufacturing footprint, it will face additional challenges with respect to international supply chain management and logistics costs. If Polestar is unable to access or develop localized supply chains in the regions where it or its partners already have or develop manufacturing facilities with the quality, costs and capabilities required, Polestar could be required to source components from distant suppliers, which would increase its logistics and manufacturing costs, increase the risk and complexity of Polestar’s supply chain and significantly impair Polestar’s ability to develop cost-effective manufacturing operations, which could have a material and adverse effect on Polestar’s business, results of operations and financial condition.

Furthermore, unexpected changes in business conditions, materials pricing and/or availability, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics such as the ongoing COVID-19 pandemic, and other factors beyond Polestar’s and its suppliers’ control could also affect these suppliers’ ability to deliver components to Polestar on a timely basis. For example, Polestar relies on single-source suppliers for critical components for Polestar vehicles, including single-source suppliers in Shanghai. Prolonged government mandated quarantines and lockdowns in China during the first half of 2022 due to further outbreaks of COVID-19 have resulted in delays in the production and delivery of such critical components and delayed production of Polestar vehicles. Please also see Item 4.B “Information On The Company—Business Overview—Recent Developments” for more information on government mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for Polestar vehicles by suppliers and their impact on anticipated Polestar car volumes. The loss of a strategic partner or any supplier, particularly a single- or limited-source supplier, or the disruption in the supply of components from its strategic partners or suppliers, could lead to vehicle design changes, production delays, idle manufacturing facilities and potential loss of access to important technology and parts for producing, servicing and supporting Polestar’s vehicles, any of which could result in negative publicity, damage to its brand and a material and adverse effect on its business, prospects, results of operations and financial condition. In addition, if Polestar’s suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, including as a result of the effects of the COVID-19 pandemic, Polestar may be required to provide substantial financial support to ensure supply continuity, which could have an additional adverse effect on Polestar’s liquidity and financial condition.

Polestar may not be able to accurately estimate the supply and demand for its vehicles, which could result in inefficiencies in its business, hinder its ability to generate revenue and create delays in the production of its vehicles. If Polestar fails to accurately predict its manufacturing requirements, Polestar will incur the risk of having to pay for production capacities that it reserved but will not be able to use or that Polestar will not be able to secure sufficient additional production capacities at reasonable costs in case product demand exceeds expectations.

It is difficult to predict Polestar’s future revenues and appropriately budget for its expenses, and Polestar has limited insight into trends that may emerge and affect its business. Polestar is required to provide forecasts of its demand to certain of its strategic partners and suppliers several months prior to the scheduled delivery of vehicles to its prospective customers. Currently, there is little historical basis for making judgments about the demand for Polestar’s vehicles or its ability to develop, manufacture and deliver vehicles, or its profitability in the future. If Polestar overestimates its requirements, its strategic partners or suppliers may have excess manufacturing capacity and/or inventory, which indirectly would increase its costs. If Polestar underestimates its requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Polestar’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Polestar fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which would harm Polestar’s brand, business, financial condition and results of operations.

Polestar may be unable to grow its global product sales, delivery capabilities and its servicing and vehicle charging partnerships, or Polestar may be unable to accurately project and effectively manage its growth. If Polestar is unable to expand its charging network and servicing capabilities, customers’ perceptions of Polestar could be negatively affected, which could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.

Polestar’s success will depend on its ability to continue to expand its sales capabilities. As Polestar develops and grows its products worldwide, its success will depend on its ability to correctly forecast demand in various markets. If Polestar incorrectly forecasts its demand in one market, it cannot move this excess supply to another market where demand for Polestar products exists. Polestar may face difficulties with deliveries at increasing volumes, particularly in international markets requiring significant transit times. Moreover, because of Polestar’s unique expertise with its vehicles, Polestar recommends that its vehicles be serviced by Polestar or by certain authorized professionals. If Polestar experiences delays in adding servicing capacity or servicing its vehicles efficiently, or experiences unforeseen issues with the reliability of its vehicles, it could overburden Polestar’s servicing capabilities and parts inventory.

There is no assurance that Polestar will be able to ramp its business to meet its sales, delivery, manufacturing and servicing targets globally, or that Polestar’s projections on which such targets are based will prove accurate. These plans require significant cash investments and management resources and there is no guarantee that they will generate additional sales or manufacturing of Polestar’s products, or that Polestar will be able to avoid cost overruns or be able to hire additional personnel to support them. As Polestar expands, it will also need to ensure its compliance with regulatory requirements in various jurisdictions applicable to the manufacturing, sale and servicing of its products. If Polestar fails to manage its growth effectively, its brand, business, prospects, financial condition and operating results may be harmed.

Polestar has experienced and may in the future experience significant delays in the design, development, manufacture, launch and financing of its vehicles, which could harm its business and prospects.

Any delay in the financing, development, design, manufacture and launch of Polestar’s vehicles, including planned future models, and any future electric vehicles could materially damage Polestar’s business, prospects, financial condition and results of operations. Automobile manufacturers often experience delays in the development, design, manufacture and commercial release of new vehicle models, and Polestar has experienced in the past, and may experience in the future, such delays with regard to its vehicles. For example, in 2020, Polestar 2’s intended start date for production was delayed by one month. Further, delays can also impact features in the vehicles, as seen with Polestar’s intended introduction of Apple CarPlay into Polestar 2. Polestar’s plan to commercially manufacture and sell its vehicles is dependent upon the timely availability of funds, upon Polestar’s finalizing of the related development, component procurement, testing, build-out and manufacturing plans in a timely manner and also upon Polestar’s ability to execute these plans within the planned timeline. Prior to mass production of its new models, Polestar will also need the vehicles to be fully approved for sale according to differing requirements, including but not limited to regulatory requirements, in the different geographies where Polestar intends to launch its vehicles.

Furthermore, Polestar relies on its strategic partners and suppliers for the provision and development of many of the key components, technology and materials used in its vehicles. To the extent Polestar’s strategic partners or suppliers experience any delays in providing Polestar with or developing necessary components, technology and materials, Polestar could experience delays in delivering on its timelines. Any significant delay or other complication in the development, manufacture, launch and production ramp of Polestar’s future products, features and services, including complications associated with expanding its production capacity and supply chain or obtaining or maintaining related regulatory approvals, or the inability to manage such ramps cost-effectively, could materially damage Polestar’s brand, business, prospects, financial condition and results of operations.

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Polestar’s business. Polestar will need to maintain and significantly grow its access to battery cells, including through the development and manufacture of its own cells, and control its related costs.

As Polestar produces its vehicles, it may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and adversely impact Polestar’s business, results of operations, prospects and financial condition. The production of Polestar’s vehicles requires lithium-ion cells and semiconductors from suppliers, as well as aluminum, steel, lithium, nickel, copper, cobalt, neodymium, terbium, praseodymium and manganese. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions, inflationary pressure and global demand for these materials, including as a result of increased production of electric vehicles and energy storage products by Polestar’s competitors, and could adversely affect Polestar’s business and results of operations. Polestar’s ability to manufacture its vehicles will depend on the continued supply of battery cells for the battery packs used in its products. Polestar has limited flexibility in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of Polestar’s vehicles until a different supplier is fully qualified. In particular, Polestar is exposed to multiple risks relating to lithium-ion cells. These risks include:

•

the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

•	an increase in the cost, or a decrease in the available supply, of materials, such as cobalt, used in lithium-ion cells;

•	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and

•

fluctuations in the value of any foreign currencies, and the Swedish Krona (“SEK”), the renminbi (“RMB”), USD or the Euro (“EUR”) in particular, in which battery cell and related raw material purchases are or may be denominated.

Furthermore, Polestar’s ability to manufacture its vehicles depends on continuing access to semiconductors and components that incorporate semiconductors. A global semiconductor supply shortage is having wide-

ranging effects across multiple industries and the automotive industry in particular, and it has impacted many automotive suppliers and manufacturers, including Polestar, that incorporate semiconductors into the parts they supply or manufacture. Polestar has experienced and may continue to experience an impact on its operations as a result of the semiconductor supply shortage, and such shortage could in the future have a material impact on Polestar or its suppliers, which could delay production or force Polestar or its suppliers to pay exorbitant rates for continued access to semiconductors and could have a material and adverse effect on Polestar’s business, prospects and results of operations. In addition, prices and transportation expenses for these materials fluctuate depending on many factors beyond Polestar’s control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, the ongoing COVID-19 pandemic and other economic and political factors. Substantial increases in the prices for Polestar’s materials or prices charged to Polestar, such as those charged by battery cell or semiconductor suppliers, would increase Polestar’s operating costs, and could reduce Polestar’s margins if it cannot recoup the increased costs through increased prices. Any attempt to increase product prices in response to increased material costs could result in cancellations of orders and reservations and materially and adversely affect Polestar’s brand, image, business, results of operations, prospects and financial condition.

The success and growth of Polestar’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar’s products. Polestar’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.

The success and growth of Polestar’s business depends upon its ability to continuously and rapidly innovate, develop and market new products, and there are significant risks related to future market adoption of Polestar’s products and government programs incentivizing consumers to purchase electric vehicles. Polestar has a limited operating history and operates in a rapidly evolving and highly regulated market. Polestar has encountered and expects to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets, including risks relating to its ability to, among other things:

•	successfully launch commercial production and sales of its vehicles on the timing and with the specifications Polestar has planned;

•	hire, integrate and retain professional and technical talent, including key members of management;

•	continue to make significant investments in research, development, manufacturing, marketing and sales;

•	successfully obtain, maintain, protect and enforce its intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;

•	build a well-recognized and respected brand;

•	establish and refine its commercial manufacturing capabilities and distribution infrastructure;

•	establish and maintain satisfactory arrangements with its strategic partners and suppliers;

•	establish and expand a customer base;

•	navigate an evolving and complex regulatory environment;

•	anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape; and

•	successfully design, build, manufacture and market new models of electric vehicles in the future.

Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.

The global automotive market, particularly for electric and alternative fuel vehicles, is highly competitive, and Polestar expects it will become even more so in the future. In recent years, the electric vehicle industry has grown, with several companies that focus completely or partially on the electric vehicle market. Polestar expects additional companies to enter this market within the next several years. Polestar also competes with established automobile manufacturers in the luxury vehicle segment, many of which have entered or have announced plans to enter the alternative fuel and electric vehicle market with either fully electric or plug-in hybrid versions of their vehicles, and Polestar also expects to compete for sales with luxury vehicles with internal combustion engines from established manufacturers. Many of Polestar’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Polestar does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing and support of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established sales forces, broader customer and industry relationships and other resources than Polestar does. Polestar’s competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than it does. Polestar expects competition in its industry to significantly intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization, favorable governmental policies and consolidation in the worldwide automotive industry. Polestar’s ability to successfully compete in its industry will be fundamental to its future success in existing and new markets. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Polestar to further volatility as it expands and adjusts its operations. Decreases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make Polestar’s products less attractive to customers. There can be no assurance that Polestar will be able to compete successfully in its markets.

Polestar’s business and prospects depend significantly on the Polestar brand. If Polestar is unable to maintain and enhance its brand and capture additional market share or if its reputation and business are harmed, it could have a material and adverse impact on Polestar’s business, financial condition, results of operations and prospects.

Polestar’s business and prospects heavily depend on its ability to develop, maintain and strengthen the “Polestar” brand associated with design, sustainability and technological excellence. Promoting and positioning its brand depend significantly on Polestar’s ability to provide a consistently high-quality customer experience. To promote its brand, Polestar may be required to change its customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in Polestar’s brand. Polestar’s ability to successfully position its brand could also be adversely affected by perceptions about the quality of its competitors’ vehicles or its competitors’ success. For example, certain of Polestar’s competitors have been subject to significant scrutiny for incidents involving their self-driving technology and battery fires, which could result in similar scrutiny of Polestar.

In addition, from time to time, Polestar’s vehicles may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare Polestar unfavorably to competitors could adversely affect consumer perception about its vehicles and reduce demand for its vehicles, which could have a material and adverse effect on Polestar’s business, results of operations, prospects and financial condition.

Polestar’s sales depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry.

Consumers may be less likely to purchase Polestar’s products if they do not believe that its business will succeed or that its operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Polestar if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, Polestar must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including Polestar’s limited operating history, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and Polestar’s production and sales performance compared with market expectations. Many of these factors are largely outside of Polestar’s control, and any negative perceptions about Polestar’s business prospects, even if exaggerated or unfounded, would likely harm its business and make it more difficult to raise additional capital in the future. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically been associated with significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including Polestar, and further challenging customer, supplier and analyst confidence in Polestar’s business prospects.

The automotive industry has significant barriers to entry that Polestar must overcome in order to manufacture and sell electric vehicles at scale.

The automobile industry is characterized by significant barriers to entry, including large capital requirements, investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. Since Polestar is focused on electric vehicles, it faces a variety of added challenges to entry that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing electric vehicles, regulations associated with the transport of batteries, the need to establish or provide access to sufficient charging locations and unproven high-volume customer demand for fully electric vehicles. If Polestar is not able to overcome these barriers, its business, prospects, results of operations and financial condition will be negatively impacted, and its ability to grow its business will be harmed.

Polestar may be unable to adequately control the substantial costs associated with its operations.

Polestar will require significant capital to develop and grow its business, and will need to seek new financing in the future. Polestar has incurred and expects to continue to incur significant expenses, including leases, sales and distribution expenses as its builds its brand and markets its vehicles; expenses relating to developing and manufacturing its vehicles; tooling and expanding its manufacturing facilities; research and development expenses; raw material procurement costs; and general and administrative expenses as it scales its operations and incurs the costs of being a public company. In addition, Polestar expects to incur significant costs servicing and maintaining customers’ vehicles, including establishing its service operations and facilities. These expenses could be significantly higher than Polestar currently anticipates. In addition, any delays in the start of production, obtaining necessary equipment or supplies, expansion of Polestar’s manufacturing facilities or manufacturing agreements, or the procurement of permits and licenses relating to Polestar’s expected manufacturing, sales and distribution model could significantly increase Polestar’s expenses. In such event, Polestar could be required to seek additional financing earlier than it expects, and such financing may not be available on commercially reasonable terms, or at all.

In the longer term, Polestar’s ability to become profitable in the future will depend on its ability not only to control costs, but also to sell in quantities and at prices sufficient to achieve its expected margins. If Polestar is unable to cost-efficiently develop, design, manufacture, market, sell, distribute and service its vehicles, its margins, profitability and prospects would be materially and adversely affected.

Polestar has incurred net losses each year since its inception and expects to incur increasing expenses and substantial losses for the foreseeable future.

As of December 31, 2021, Polestar’s accumulated deficit was $1,762 million. Polestar expects to continue to incur substantial losses and increasing expenses in the foreseeable future as it:

•	continues to design and develop its vehicles;

•	builds up inventories of parts and components for its vehicles;

•	manufactures an available inventory of its vehicles;

•	develops and deploys vehicle charging partnerships;

•	expands its design, research, development, maintenance and repair capabilities;

•	increases its sales and marketing activities and develops its distribution infrastructure; and

•	expands its general and administrative functions to support its growing operations and status as a public company.

If Polestar’s product development or commercialization is delayed, its costs and expenses may be significantly higher than it currently expects. Because Polestar will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, Polestar expects its losses in future periods will be significant.

Polestar Group’s independent registered public accounting firm has included an explanatory paragraph relating to Polestar Group’s ability to continue as a going concern in its report on Polestar Group’s audited consolidated financial statements included in this Report.

Polestar Group’s audited consolidated financial statements were prepared assuming that Polestar Group will continue as a going concern. However, the report of Polestar Group’s independent registered public accounting firm included elsewhere in this Report contains an explanatory paragraph on Polestar Group’s consolidated financial statements stating there is substantial doubt about its ability to continue as a going concern, meaning that Polestar Group may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit Polestar Group’s ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow Polestar Group to continue as a going concern. The perception that Polestar Group may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate Polestar Group’s business due to concerns about its ability to meet contractual obligations.

Based on current operating plans, availability of short-term and long-term debt financing arrangements and financial support from existing Polestar shareholders, who may provide Polestar Group additional equity financing in the case Polestar Group is not able to meet financial liabilities, Polestar Group believes that it has resources to fund its operations for at least the next twelve months, but may require further funds to finance its activities thereafter. Polestar Group may also consider potential financing options with banks or other third parties.

Polestar depends on revenue generated from a limited number of models and expects this to continue in the foreseeable future.

Polestar currently depends on revenue generated from two vehicle models, Polestar 1 and Polestar 2, and in the foreseeable future will be significantly dependent on a limited number of models. Although Polestar has other vehicle models on its product pipeline, it currently does not expect to introduce another vehicle model for sale until 2023. Polestar expects to rely on sales from Polestar 1 and Polestar 2, among other sources of financing, for the capital that will be required to develop and commercialize those subsequent models (see Item 3.D “Risk Factors—Risks Related to Financing and Strategic Transactions—Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”). To the extent that production of Polestar’s vehicles is delayed or reduced, or if the vehicles are not well-received by the market for any reason, Polestar’s revenues and cash flow would be adversely affected and it may need to seek additional financing earlier than it expects, and such financing may not be available to it on commercially reasonable terms, or at all.

Polestar relies on its partnerships with vehicle charging networks to provide charging solutions for its vehicles.

Demand for Polestar’s vehicles depends in part on the availability of charging infrastructure. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale. Polestar’s ability to generate customer loyalty and grow its business could be impaired by a lack of satisfactory access to charging infrastructure. To the extent Polestar is unable to meet user expectations or experiences difficulties in providing charging solutions, demand for its vehicles may suffer, and Polestar’s reputation and business may be materially and adversely affected.

Polestar relies on its strategic partners for servicing its vehicles and on their systems, such as Dealer Management Systems and diagnostic tools. If Polestar or its strategic partners are unable to adequately address the service requirements of its customers, Polestar’s business, prospects, financial condition and results of operations may be materially and adversely affected.

Polestar’s strategic partners have limited experience servicing or repairing Polestar vehicles. This risk is enhanced by Polestar’s limited operating history and its limited data regarding its vehicles’ real-world reliability and service requirements. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. As such, there can be no assurance that Polestar’s service arrangements adequately address the service requirements of its customers to their satisfaction, or that Polestar and its servicing partners have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of vehicles Polestar delivers increases. In addition, if Polestar is unable establish a widespread service network that provides satisfactory customer service, its customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect its sales, results of operations, prospects and financial condition.

In addition, the motor vehicle industry laws in many jurisdictions require that service facilities be available to service vehicles physically sold from locations in the state. While Polestar anticipates developing a service program that would satisfy regulatory requirements in these circumstances, the specifics of its service program are still in development, and at some point may need to be restructured to comply with state law, which may impact Polestar’s business, financial condition, results of operations and prospects.

Furthermore, in some jurisdictions, Polestar may be regarded as a competitor of its strategic partners in relation to servicing vehicles pursuant to applicable competition laws. Therefore, Polestar and its strategic partners’ sales units in those markets will be subject to strict controls over the sharing of commercially sensitive information and anti-cartel requirements that can result in reduced coordination with respect to providing servicing to customers, which in turn could have a material and adverse effect on Polestar’s sales, results of operations, prospects and financial condition.

Polestar’s customers will also depend on Polestar’s customer support team to resolve technical and operational issues relating to the integrated software underlying its vehicles. As Polestar grows, additional pressure may be placed on its customer support team or partners, and Polestar may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Polestar also may be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Polestar’s results of operations. If Polestar is unable to successfully address the service requirements of its customers, or if it establishes a market perception that it does not maintain high-quality support, its brand and reputation could be adversely affected, and it may be subject to claims from its customers, which could result in loss of revenue or damages, and its business, results of operations, prospects and financial condition could be materially and adversely affected.

If Polestar’s vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed.

Polestar’s vehicles may contain defects in components, software, design or manufacture that may cause them not to perform as expected or that may require repairs, recalls and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Polestar’s vehicles use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors. If Polestar’s vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of Polestar’s vehicles take longer than expected to become available, are legally restricted or become subject to additional regulation, Polestar’s ability to develop, market and sell its products and services could be harmed. Efforts to remedy any issues Polestar observes in its products could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of its customers. Further, Polestar’s limited operating history and limited field data reduce its ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of its battery packs, powertrains and vehicles. There can be no assurance that Polestar will be able to detect and fix any defects in its products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on vehicle features, or other failure of Polestar’s vehicles to perform as expected, could harm Polestar’s reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material and adverse impact on Polestar’s business, results of operations, prospects and financial condition. As a newer entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to Polestar. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for Polestar’s vehicles.

In addition, even if its vehicles function as designed, Polestar expects that the battery efficiency, and hence the range, of its electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require Polestar to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease Polestar’s vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. There can be no assurance that Polestar will be able to improve the performance of its battery packs, or increase its vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase Polestar’s vehicles and negatively impact its brand and reputation, which could adversely affect Polestar’s business, prospects, results of operations and financial condition.

Polestar must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles, and there can be no assurance such systems will be successfully developed.

Polestar’s vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate, some of which is still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and Polestar will need to coordinate with its vendors and suppliers in order to integrate such technology into its electric vehicles and ensure it interoperates with other complex technology as designed and as expected. Polestar may fail to detect defects and errors that are subsequently revealed, and its control over the performance of other parties’ services and systems may be limited. Any defects or errors in, or which are attributed to, Polestar’s technology, could result in, among other things:

•	delayed production and delivery of Polestar’s vehicles;

•	delayed market acceptance of Polestar’s vehicles;

•	loss of customers or the inability to attract new customers;

•	diversion of engineering or other resources for remedying the defect or error;

•	damage to Polestar’s brand or reputation;

•	increased service and warranty costs;

•	legal action by customers or third parties, including product liability claims; and

•	penalties imposed by regulatory authorities.

In addition, if Polestar is unable to develop the software and technology systems necessary to operate its vehicles, Polestar’s competitive position will be harmed. Polestar relies on its strategic partners and suppliers to develop a number of technologies for use in its products, including Google Android Automotive Services for the infotainment system installed in Polestar vehicles and independent developers developing third-party apps for Polestar vehicles. There can be no assurances that Polestar’s strategic partners and suppliers will be able to meet the technological requirements, production timing and volume requirements to support Polestar’s business plan. In addition, such technology may not satisfy the cost, performance useful life and warranty characteristics Polestar anticipates in its business plan, which could materially and adversely affect Polestar’s business, prospects and results of operations.

Polestar’s vehicle production relies heavily on complex machinery and involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Polestar’s vehicle production relies heavily on complex machinery and involves a significant degree of uncertainty and risk in terms of operational performance and costs. The manufacturing plants for Polestar’s vehicles consist of large-scale machinery combining many components. These manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed.

Unexpected malfunctions of the manufacturing plant components may significantly affect the intended operational efficiency of Polestar. Operational performance and costs can be difficult to predict and are often influenced by factors outside of Polestar’s control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material and adverse effect on Polestar’s business, results of operations, cash flows, financial condition or prospects.

Polestar relies on its partners to manufacture vehicles and these partners have limited experience in producing electric vehicles. Further, Polestar relies on sufficient production capacity being available and/or allocated to it by its partners in order to manufacture its vehicles. Delays in the timing of expected business milestones and commercial launches, including Polestar’s ability to mass produce its electric vehicles and/or complete and/or expand its manufacturing capabilities, could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.

Polestar intends to rely solely on its contract manufacturing arrangements with its partners to manufacture future Polestar models. Polestar cannot provide any assurance as to whether its partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply that will enable Polestar to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market its vehicles. Even if Polestar’s partners are successful in developing high volume production capabilities and processes and reliably source their component supplies, no assurance can be given as to whether they will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond their and Polestar’s control such as problems with suppliers and vendors, or force majeure events, or in time to meet Polestar’s commercialization schedules or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within Polestar’s projected costs and timelines could have a material and adverse effect on its business, results of operations, prospects and financial condition. Bottlenecks and other unexpected challenges may also arise as Polestar ramps production, and it will be important that Polestar address these challenges promptly while continuing to control its manufacturing costs. If Polestar is not successful in doing so, or if it experiences issues with its manufacturing process improvements, it could face delays in establishing and/or sustaining its production ramps or be unable to meet its related cost and profitability targets.

Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects.

Polestar has operations and subsidiaries in Europe, North America and Asia that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of its growth strategy, Polestar intends to expand its sales, maintenance and repair services and manufacturing activities to new countries in the coming years. However, Polestar has limited experience to date manufacturing, selling or servicing its vehicles, and such expansion would require it to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. Polestar is subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell, service and manufacture its vehicles and require significant management attention. These risks include:

•	conforming Polestar’s vehicles to various international regulatory requirements where its vehicles are sold, or homologation;

•	establishing localized supply chains and managing international supply chain and logistics costs;

•	establishing sufficient charging points for Polestar’s customers in those jurisdictions, via partnerships or, if necessary, via development of its own charging networks;

•	difficulty in staffing and managing foreign operations;

•	difficulties attracting customers in new jurisdictions;

•

difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;

•

taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that Polestar may not be able to offset against taxes imposed upon it in another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Polestar undertakes;

•	United States and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

•	political instability, natural disasters, pandemics (including the ongoing COVID-19 pandemic), war or events of terrorism; and

•	the strength of international economies.

If Polestar fails to successfully address these risks, its business, prospects, results of operations and financial condition could be materially harmed.

Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risks specific to China.

Polestar relies heavily on manufacturing facilities based in China for the manufacture of its vehicles, including facilities of the Volvo Cars, Geely and its other contract partners, as well as its own manufacturing facilities in China. Polestar intends to rely solely on arrangements with its contract manufacturers, including Volvo Cars and Geely, for future Polestar models, many of which are based in China, and its growth strategy will depend on growing its business based in China. In addition, Polestar relies on single-source suppliers in China for critical components for Polestar vehicles, including single-source suppliers in Shanghai and elsewhere. This growing presence increases Polestar’s sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of corruption, control of capital investment, reinvestment control of foreign exchange, control of intellectual property, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down, particularly in view of the effects of government actions to address the effects of the COVID-19 pandemic, including significant closures of businesses in 2022. For example, prolonged government mandated quarantines and lockdowns in China during the first half of 2022 due to further outbreaks of COVID-19 has resulted in delays in the production and delivery of such critical components and delayed production of Polestar vehicles. Please also see Item 4.B “Information On The Company—Business Overview—Recent Developments” for more information on government mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for Polestar vehicles by suppliers and their impact on anticipated Polestar car volumes. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on Polestar. For example, Polestar’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Higher inflation could adversely affect Polestar’s results of operations and financial condition. Furthermore, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the Chinese government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Polestar’s products and services, and consequently have a material and adverse effect on Polestar’s businesses, financial condition and results of operations.

It is unclear whether and how Polestar’s current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on Polestar’s operations and business development.

Additionally, the legal system in China is not fully developed and there are inherent uncertainties that may affect the protection afforded to Polestar for its business and activities in China that are governed by the Chinese laws and regulations. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection for Polestar than in more developed legal systems. These uncertainties may impede Polestar’s ability to enforce contracts and could materially and adversely affect Polestar’s business, financial condition and results of operations.

The Chinese government may intervene in or influence Polestar’s and Polestar’s partners’ operations in China at any time, which could result in a material change in Polestar’s operations and ability to produce vehicles and significantly and adversely impact the value of Polestar’s securities.

The Chinese government exerts substantial influence, discretion, oversight and control over the manner in which companies incorporated under the laws and regulations of China must conduct their business activities, including activities relating to overseas offerings of securities and/or foreign investments in such companies. Polestar is incorporated under the laws of England and Wales with headquarters in Sweden, and has subsidiaries with operations in mainland China. Accordingly, Polestar is not subject to the permissions requirements of the China Securities Regulatory Commission with respect to the issuance of securities by Polestar to investors. However, Polestar cannot guarantee that the Chinese government will not seek to intervene or influence any of Polestar’s or its partners’ operations or securities’ offerings at any time. If Polestar or its partners were to become subject to such direct influence, intervention, discretion, oversight or control, including those over overseas offerings of securities (including foreign investments), it may result in a material adverse change in Polestar’s and its partners’ operations and cause the value of Polestar’s securities to significantly decline or be worthless.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and Polestar, albeit not engaging in such industries, cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding Polestar’s industry that could require Polestar and its partners to seek permission from Chinese authorities to continue operating, which may adversely affect Polestar’s business, financial condition and results of operations.

Changes in Chinese policies, regulations and rules may be quick with little advance notice and the enforcement of laws of the Chinese government is uncertain and could have a significant impact upon Polestar’s and its partners’ ability to operate profitably.

Polestar relies on its and its partners’ operations and facilities located in China. Accordingly, economic, political and legal developments in China will significantly affect Polestar’s business, financial condition, results of operations and prospects. Policies, regulations, rules and the enforcement of laws of the Chinese government can have significant effects on economic conditions in China and the ability of businesses to operate profitably. Polestar’s ability to operate profitably may be adversely affected by rapid and unexpected changes in policies by the Chinese government, including changes in laws, regulations, their interpretation and their enforcement.

Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar’s business.

China has implemented new rules relating to data protection, and the new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

Additionally, China’s Cyber Security Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (“MLPS”), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China (the “CAC”) has taken action against several Chinese Internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the CAC published a revised draft of the Cybersecurity Review Measures, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. On November 14, 2021, the CAC published the draft Network Data Security Management Regulation for public comments, which reiterates the requirement that data processors processing more than 1 million individuals’ information should apply for a cybersecurity review with the CAC, if the processors intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on Polestar in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, on August 20, 2021, the Standing Committee of China’s National People’s Congress passed the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by the CAC are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by the CAC for any export of such personal information. On October 29, 2021, the CAC issued the draft Cross-border Data Transfer Security Assessment Measures for public comments, which require personal information processors who process more than 1 million individual’s personal information to apply and pass the security assessment organized by the CAC before any export of personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

Other than personal information, the Automobile Data Security Management Measures (for Trial Implementation) jointly issued by the National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security and Ministry of Transport on August 16, 2021 impose strict regulation on important data, which includes more than 100,000 individuals’ personal information. The Automobile Data Security Management Measures (for Trial Implementation) provide that important data should be stored within the territory of China in accordance with the law, and if it is really necessary to export such data due to business needs, a security assessment organized by the CAC must be passed.

Polestar uses global information systems to support its worldwide operation, but the information systems might not have servers in China and the personal information collected by Polestar in China may be constantly exported outside China to countries hosting the information systems’ servers. Polestar also relies on certain information systems maintained by Volvo Cars to process certain personal information, which similarly exports personal information outside China on a regular basis. Personal information processed by information systems with servers in China is stored in China, unless Polestar’s operations necessitate exporting such personal information.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations could significantly increase the cost to Polestar of producing and selling vehicles, require significant changes to Polestar’s operations or even prevent Polestar from providing certain service offerings in jurisdictions in which Polestar currently operates or in which Polestar may operate in the future. Despite Polestar’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Polestar’s practices or offerings could fail to meet all of the requirements imposed on Polestar by the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations. Any failure on Polestar’s part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage Polestar’s reputation, discourage new and existing counterparties from contracting with Polestar or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect Polestar’s business, financial condition and results of operations. Even if Polestar’s practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Polestar’s reputation and adversely affect

Polestar’s business, financial condition and results of operations (See Item 3.D “Risk Factors—Risks Related to Cybersecurity and Data Privacy—Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans.”). Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect Polestar’s ability, on favorable terms, to raise capital, including engaging in follow-on offerings of its securities in the U.S. market.

Polestar and its subsidiaries (i) may not receive or maintain permissions or approvals from the CAC or other relevant authorities to operate in China, (ii) may inadvertently conclude that such permissions or approvals are not required or (iii) may be required to obtain new permissions or approvals in the future due to changes in applicable laws, regulations or interpretations related thereto.

Polestar and its subsidiaries in China are not classified as a “critical information infrastructure operators” or “network platform operators” under the Cybersecurity Review Measures, nor have Polestar and its subsidiaries received any notice from the CAC defining them as the foregoing operator, which would require Polestar or its subsidiaries to apply for a cybersecurity review with the CAC. See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar’s business.” However, if it is determined in the future that approvals or permissions from the CAC or other regulatory authorities are required, these regulatory authorities may impose fines, suspend Polestar’s relevant businesses or halt operations, revoke relevant business permits or operational license, limit Polestar’s ability to pay dividends outside of China, limit Polestar’s operating privileges in China or take other actions that could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects, as well as the trading price of ADSs. The CAC or other relevant authorities may also take actions requiring Polestar, or making it advisable for Polestar, to halt operations before any potential future offerings. In addition, if the CAC or other regulatory authorities later promulgate new rules or explanations requiring that Polestar or its subsidiaries obtain their approvals or accomplish any required filing or other regulatory procedures, Polestar may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect Polestar’s business, prospects, financial condition, reputation and the trading price of ADSs.

Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive businesses and other business carried out by Polestar’s operating entities in China.

The Chinese government extensively regulates the internet and automotive industries and other business carried out by Polestar’s operating entities in China. Such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Several regulatory authorities in China, such as the State Administration for Market Regulation, the National Development and Reform Commission, the Ministry of Industry and Information Technology and the Ministry of Commerce, oversee different aspects of the electric vehicle business, and Polestar’s operating entities in China are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with their operations in China. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the electric vehicle industry is relatively immature in China, and the government has not adopted a clear regulatory framework to regulate the industry.

There are substantial uncertainties regarding the interpretation and application of the existing laws, regulations and policies and possible new laws, regulations or policies in China relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that Polestar will be able to obtain all the permits or licenses related to its business in China, or will be able to maintain its existing permits and licenses or obtain new ones. In the event that the Chinese government considers that Polestar was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of Polestar’s business, the Chinese government has the power, among other things, to levy fines, confiscate Polestar’s income, revoke its business licenses and require Polestar to discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the Chinese government may have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations.

If Polestar updates or discontinues the use of its manufacturing equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in Polestar’s depreciation could negatively affect its financial results.

Polestar has invested and expects to continue to invest significantly in what it believes is state of the art tooling, machinery and other manufacturing equipment, and Polestar depreciates the cost of such equipment over its expected useful lives. However, manufacturing technology may evolve rapidly, and Polestar may decide to update its manufacturing processes more quickly than expected. Moreover, as Polestar ramps the commercial production of its vehicles, Polestar’s experience may cause it to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and Polestar’s results of operations could be negatively impacted.

Polestar’s main distribution approach is different from the currently predominant distribution model for automakers, and its long-term viability is unproven. Polestar does not have a third-party retail product distribution network in all of the countries in which it operates, and Polestar may face regulatory challenges to or limitations on its ability to sell vehicles directly.

Polestar’s main distribution approach is not common in the automotive industry today. Polestar vehicles are sold either directly to users (rather than through dealerships), or, in certain countries, through third parties via a franchising model. In North America, for example, all sales are conducted through trusted representatives. Polestar’s direct to consumer approach of vehicle distribution is relatively new and has a shorter track record to prove long-term effectiveness. It thus subjects Polestar to risks as it requires, in the aggregate, significant expenditures and may provide for slower expansion of Polestar’s distribution and sales systems than the traditional dealership system. For example, Polestar does not utilize long established sales channels developed through a dealership system to increase its sales volume. However, Polestar does leverage the existing Volvo Cars network of dealers as a pipeline of potential operators of Polestar Locations or distributors (depending on the distribution approach in each country). Moreover, Polestar competes with automakers with well-established distribution channels. If Polestar’s lack of a traditional dealer distribution network results in lost opportunities to generate sales, it could limit Polestar’s ability to grow. Polestar’s expansion of its network of retail locations and service points may not fully meet users’ expectations. Polestar’s success will depend in large part on its ability to effectively develop its own sales channels and marketing strategies. Implementing its business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and Polestar may not be successful in addressing these challenges.

Polestar’s experience distributing directly to consumers only started in 2019 with the launch of Polestar 1 and at a larger scale in 2020 with the launch of Polestar 2. Therefore, Polestar expects that the building of an in-house sales and marketing function will be expensive and time consuming. To the extent Polestar is unable to successfully execute on its current direct distribution plans, it may be required to change such plans, which may prove costly, time-consuming or ineffective. If Polestar’s use of an in-house sales and marketing team is not effective, Polestar’s results of operations and financial conditions could be adversely affected.

Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations.

Polestar provides a manufacturer’s warranty on all vehicles, components and systems it sells. Polestar needs to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. In addition, Polestar provides additional warranties on installation workmanship or performance guarantees. Warranty reserves will include Polestar’s management team’s best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly in light of Polestar’s limited operating history and the limited field data available to it, and changes to such estimates based on real-world observations may cause material changes to Polestar’s warranty reserves in the future. If Polestar’s reserves are inadequate to cover future maintenance requirements on its vehicles, its business, prospects, financial condition and results of operations could be materially and adversely affected. Polestar may become subject to significant and unexpected expenses as well as claims from its customers, including loss of revenue or damages. There can be no assurances that then-existing reserves will be sufficient to cover all claims. In addition, if future laws or regulations impose additional warranty obligations on Polestar that go beyond Polestar’s manufacturer’s warranty, Polestar may be exposed to materially higher warranty, parts replacement and repair expenses than it expects, and its reserves may be insufficient to cover such expenses.

Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles.

Polestar offers leasing and financing of its vehicles to potential customers through financing partners and currently has 18 agreements in place with such partners. Polestar believes that the ability to offer attractive leasing and financing options is particularly relevant to customers in the premium vehicle segments in which it competes, and if Polestar is unable to offer its customers an attractive option to finance the purchase or lease of its vehicles, such failure could substantially reduce the population of potential customers and decrease demand for Polestar’s vehicles.

Polestar is subject to risks associated with advanced driver assistance system technology. Polestar is also working on adding autonomous driving technology to its vehicles and expects to be subject to the risks associated with this technology. Polestar cannot guarantee that its vehicles will achieve its targeted assisted or autonomous driving functionality within its projected timeframe, or ever.

Polestar’s vehicles are designed with the advanced driver assistance system (“ADAS”) hardware, and Polestar expects to launch automation functionalities and additional capabilities, including autonomous driving (“AD”), over time. ADAS/AD technologies are emerging and subject to known and unknown risks, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction, and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. In addition, self-driving technologies are the subject of intense public scrutiny and interest, and previous accidents involving autonomous driving features in other vehicles, including alleged failures or misuse of such features, have generated significant negative media attention and government investigations. To the extent accidents associated with Polestar’s ADAS or AD technologies occur, Polestar could be subject to significant liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect Polestar’s results of operations, financial condition and growth prospects.

In addition, Polestar faces substantial competition in the development and deployment of ADAS/AD technologies. Many of Polestar’s competitors, including Tesla, established automakers such as Mercedes-Benz, Audi and General Motors (including via its investments in Cruise Automation), and technology companies including Waymo (owned by Alphabet), Zoox.ai (owned by Amazon), Aurora (which recently announced a business combination with Uber’s subsidiary focused on self-driving technologies), Argo AI (jointly owned by

Ford and Volkswagen), Mobileye (a subsidiary of Intel), Aptiv, Baidu, Nuro and Ghost.ai, have devoted significant time and resources to developing ADAS/AD technologies. If Polestar is unable to develop competitive or more advanced ADAS/AD technologies in-house or acquire access to such technology via partnerships or investments in other companies or assets, it may be unable to equip its vehicles with competitive ADAS/AD features, which could damage its brand, reduce consumer demand for its vehicles or trigger cancellations of reservations and could have a material and adverse effect on its business, results of operations, prospects and financial condition. ADAS/AD technologies are also subject to considerable regulatory uncertainty, which exposes Polestar to additional risks.

Uninsured losses, including losses resulting from product liability, accidents, acts of God and other claims against Polestar, could result in payment of substantial damages, which would decrease Polestar’s cash reserves and could harm its cash flow and financial condition.

In the ordinary course of business, Polestar may be subject to losses resulting from product liability, accidents, acts of God and other claims against it, for which it may have no insurance coverage. While Polestar currently carries commercial general liability, commercial automobile liability, excess liability, product liability, crime, cargo stock throughput, property, workers’ compensation, employment practices, production and directors’ and officers’ insurance policies, it may not maintain as much insurance coverage as other companies do, and in some cases, it may not maintain any at all. Additionally, the policies it does have may include significant deductibles, and it cannot be certain that its insurance coverage will be sufficient to cover all or any future claims against it. A loss that is uninsured or exceeds policy limits may require Polestar to pay substantial amounts, which could adversely affect its financial condition and results of operations. Further, insurance coverage may not continue to be available to Polestar or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in Polestar’s risk profile in the future.

Polestar’s vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within Polestar’s vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Any such events or failures of Polestar’s vehicles, battery packs or warning systems could subject Polestar to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Polestar’s vehicles, could seriously harm Polestar’s business and reputation.

Moreover, any failure of a competitor’s electric vehicle or energy storage product, as well as the mishandling of battery cells or a safety issue or fire or related to the cells at partners’ manufacturing facilities, may cause indirect adverse publicity for Polestar and its products. Such adverse publicity could negatively affect Polestar’s brand and harm its business, prospects, results of operations and financial condition.

Polestar’s ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles. However, the market for electric vehicles is still evolving and changes in governmental programs incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric vehicles and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the pace and depth of electric vehicle adoption develops more slowly than Polestar expects, its revenue may decline or fail to grow, and Polestar may be materially and adversely affected.

Polestar is only developing electric vehicles and, accordingly, its ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as Polestar expects or develops more slowly than it expects, or if there is a decrease in consumer demand for electric vehicles, Polestar’s business, prospects, financial condition and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulations (including government incentives and subsidies) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and Polestar’s electric vehicles in particular.

In addition, demand for electric vehicles may be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as sales and financing incentives like tax credits, prices of raw materials and parts and components, cost of fuel or electricity, availability of consumer credit and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Polestar’s business, prospects, financial condition and results of operations. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Polestar to increased volatility, especially as it expands and adjusts its operations and retail strategies. Specifically, it is uncertain how such macroeconomic factors will impact Polestar as a newer entrant in an industry that has globally been experiencing a recent decline in sales.

Other factors that may influence the adoption of electric vehicles include:

•	perceptions about electric vehicle quality, safety, design, performance and cost;

•	perceptions about the limited range over which electric vehicles may be driven on a single battery charge;

•

perceptions about the total cost of ownership of electric vehicles, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

•	concerns about electric grid capacity and reliability;

•

perceptions about the sustainability and environmental impact of electric vehicles, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid;

•	the availability of other alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the quality and availability of service for electric vehicles, especially in international markets;

•	volatility in the cost of oil, gasoline and electricity;

•	government regulations and economic incentives promoting fuel efficiency and alternative forms of energy;

•	access to charging stations and the cost to charge an electric vehicle, especially in international markets, and related infrastructure costs and standardization;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•	macroeconomic factors.

The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or Polestar’s electric vehicles in particular, either of which would materially and adversely affect Polestar’s business, results of operations, financial condition and prospects.

Developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar’s vehicles.

Polestar may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery cell technologies, hydrogen fuel cell technology, advanced gasoline, ethanol or natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Polestar’s business and prospects in ways it does not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to the technologies in Polestar’s electric vehicles. Any failure by Polestar to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenues and a loss of market share to competitors. In addition, Polestar expects to compete in part on the basis of its vehicles’ range, efficiency, charging speeds and performance, and improvements in the technology offered by competitors could reduce demand for Polestar’s vehicles. As technologies change, Polestar plans to upgrade or adapt its vehicles and introduce new models that reflect such technological developments, but its vehicles may become obsolete, and its research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. Additionally, as new companies and larger, existing vehicle manufacturers continue to enter the electric vehicle space, Polestar may lose any technological advantage it may have and suffer a decline in its competitive position. Any failure by Polestar to successfully react to changes in existing technologies or the development of new technologies could materially harm its competitive position and growth prospects.

The global COVID-19 outbreak and the global response could continue to affect Polestar’s business and operations.

The ongoing COVID-19 pandemic poses risks to Polestar’s business, including through its impact on general economic conditions, manufacturing and supply chain operations, stay-at-home orders and global financial markets. The pandemic’s impact on economic conditions has led to a global decrease in vehicle sales in markets around the world. Its continued impact on the economy, even after the pandemic has subsided, could lead consumers to further reduce spending, delay purchases of Polestar’s vehicles or cancel their orders for Polestar’s vehicles. Because of Polestar’s premium brand positioning and pricing, an economic downturn is likely to have a heightened adverse effect on it, compared to many of its electric vehicle and traditional automotive industry competitors, to the extent that consumer demand for luxury goods is reduced in favor of lower-priced alternatives. Any economic recession or other downturn could also cause logistical challenges and other operational risks if any of Polestar’s suppliers, sub-suppliers or partners becomes insolvent or is otherwise unable to continue its operations. Further, the immediate or prolonged effects of the COVID-19 pandemic could significantly affect government finances and, accordingly, the continued availability of incentives related to electric vehicle purchases and other governmental support programs.

The spread of COVID-19 has also periodically disrupted the manufacturing operations of other vehicle manufacturers and their suppliers. Any such disruptions to Polestar or to its suppliers could result in delays and could negatively affect its production volume. Please also see Item 4.B “Information On The Company—Business Overview—Recent Developments” for more information on government mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for Polestar vehicles by supplies and their impact on anticipated Polestar car volumes.

The pandemic has resulted in the imposition of travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders and business shutdowns. These measures pose numerous operational risks and logistical challenges to Polestar’s business. In addition, regional, national and international travel restrictions may result in adverse impacts to Polestar’s supply chain. Further, Polestar’s sales and marketing activities have been, and may in the future be, adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. The transition of Polestar’s personnel to a mostly remote workforce has also increased demand on its information technology resources and systems and increased data privacy and cybersecurity risks. These restrictive measures could be in place for a significant period of time and may be reinstituted or replaced with more burdensome restrictions if conditions deteriorate, which could adversely affect Polestar’s manufacturing and sales and distribution plans and timelines.

In addition, the COVID-19 pandemic has resulted in extreme volatility in the global financial markets, which could increase Polestar’s cost of capital or limit its ability to access financing when needed. Broader impacts of the pandemic also include inflationary pressure, which impacts the cost at which Polestar can manufacture vehicles.

The severity, magnitude and duration of the COVID-19 pandemic and its economic and regulatory consequences are rapidly changing and uncertain. Accordingly, Polestar cannot predict the ultimate impact of the COVID-19 pandemic on its business, financial condition and results of operations.

Polestar’s facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics or pandemics or security incidents.

Polestar may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of its control. For example, flooding impacted Polestar’s manufacturing facility in July 2019 and stopped production for one half of a day. Further, if major disasters such as earthquakes, wildfires, tornadoes or other events occur, or if Polestar’s information system or communications network breaks down or operates improperly, Polestar’s facilities and manufacturing may be seriously damaged or affected, or Polestar may have to stop or delay production and shipment of its products. In addition, the ongoing COVID-19 pandemic has impacted economic markets, manufacturing operations, supply chains, employment and consumer behavior in nearly every geographic region and industry across the world, and Polestar has been, and may in the future be, adversely affected as a result. Please also see Item 4.B “Information On The Company—Business Overview—Recent Developments” for more information on government mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for Polestar vehicles by supplies and their impact on anticipated Polestar car volumes. Furthermore, Polestar could be impacted by physical security incidents at its facilities, which could result in significant damage to such facilities that could require Polestar to delay or discontinue production of its vehicles. Polestar may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.

The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, including sanctions that could adversely affect Polestar’s business prospects and results of operations.

Russia and Ukraine are not Polestar markets, and there are no plans to launch in either market in the near future. Nevertheless, the uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine may weaken demand for Polestar’s vehicles, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers’ buying patterns, adversely impact operations of our suppliers, or interrupt Polestar’s ability to source products from this region. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, Polestar’s operations and could create or exacerbate risks facing Polestar’s business.

Polestar vehicles are manufactured at facilities owned and operated by Volvo Cars. While we understand that Volvo Cars does not have any “Tier 1” suppliers from Russia, car production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on our business and results of operations.

In the event geopolitical tensions deteriorate further or fail to abate, additional governmental sanctions may be enacted that could adversely impact the global economy, banking and monetary systems, markets, and the operations of Polestar and its suppliers.

If vehicle owners customize Polestar vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm Polestar’s business.

Automobile enthusiasts may seek to alter Polestar’s vehicles to modify their performance, which could compromise vehicle safety systems. Also, customers may customize their vehicles with after-market parts that can compromise driver safety. Polestar does not test, nor does it endorse, such changes or products. In addition, the use of improper external cabling or unsafe charging outlets can expose customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of Polestar’s vehicles and any injuries resulting from such modifications could result in adverse publicity that would negatively affect Polestar’s brand and harm its business, prospects, financial condition and operating results.

Risks Related to Cybersecurity and Data Privacy

Polestar relies on its and Volvo Cars’ IT systems and any material disruption to its or Volvo Cars’ IT systems could have a material and adverse effect on Polestar.

The availability and effectiveness of Polestar’s services depend on the continued operation of its information technology and communications systems. Polestar relies on its and Volvo Cars’ IT systems, and such systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm its systems. Polestar’s products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in its services or the failure of its systems or the systems on which it relies. For more information on the data breach Volvo Cars announced on December 10, 2021 and that involved a Volvo Cars server that shared information relevant to Polestar, please see Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Any unauthorized control or manipulation of Polestar’s products, digital sales tools and systems could result in loss of confidence in Polestar and its products.

Polestar’s products contain complex information technology systems. Polestar collects, stores, transmits and otherwise processes data from vehicles, customers, employees and other third parties as part of its business operations, which may include personal data or confidential or proprietary information. Polestar also works with third parties that collect, store and process such data on its behalf and also uses digital tools to sell vehicles to its customers. Polestar has created a foundation of security polices and an information security directive and is in the process of creating and testing information security policies to deployed systems. Polestar is creating measures to implement such policies, including encryption technologies, to prevent unauthorized access and plans to continue deploying additional security measures as it grows. Polestar’s third-party service providers and vendors are and will be obliged to take steps to protect the security and integrity of Polestar’s and their information technology systems and Polestar’s and their customers’ information. However, there can be no assurance that such systems and measures will not be compromised as a result of intentional misconduct, including by employees, contractors or vendors, as well as by software bugs, human error or technical malfunctions.

Furthermore, hackers may in the future attempt to gain unauthorized access to, modify, alter and use Polestar’s vehicles, products, digital sales tools and systems to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to data stored in or generated by, Polestar’s vehicles, products, digital sales tools and systems. Advances in technology, an increased level of sophistication and diversity of Polestar’s products, digital sales tools and services, an increased level of expertise of hackers and new discoveries in the field of cryptography could lead to a compromise or breach of the measures that Polestar or its service providers uses. Polestar and its service providers’ systems have in the past and may in the future be affected by security incidents. Polestar’s systems are also vulnerable to damage or interruption from, among other things, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, ransomware, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm its products and systems. Polestar’s and its service providers’ or vendors’ data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of Polestar’s systems are not and will not be fully redundant. Further, its disaster recovery planning is not yet fully developed and cannot account for all eventualities. Any problems at Polestar’s or its service providers’ or vendors’ data centers could result in lengthy interruptions in Polestar’s service. There can be no assurance that any security or other operational measures that Polestar or its service providers or vendors have implemented will be effective against any of the foregoing threats or issues.

If Polestar is unable to protect its products, digital sales tools and systems (and the information stored on such platforms) from unauthorized access, use, disclosure, disruption, modification, destruction or other breach, such problems or security breaches could have negative consequences for its business and future prospects, subjecting Polestar to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate and remedy such incidents, reducing customer demand for Polestar’s products, harming its reputation and brand and compromising or leading to a loss of protection of its intellectual property or trade secrets. In addition, regardless of their veracity, reports of unauthorized access to Polestar’s vehicles, systems or data, as well as other factors that may result in the perception that its vehicles, systems or data are capable of being “hacked,” could negatively affect Polestar’s brand. In addition, some members of the U.S. federal government, including certain members of Congress and the National Highway Traffic Safety Administration (“NHTSA”), have recently focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe has introduced new regulations governing connected vehicle cybersecurity, which became effective in January 2021 and are expected to apply in the European Union to all new vehicle types beginning in July 2022 and to all new vehicles produced from July 2024. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect Polestar’s business in Europe and other markets, and if such regulations or other future regulations are inconsistent with Polestar’s approach to automotive cybersecurity, Polestar would be required to modify its systems to comply with such regulations, which would impose additional costs and delays and could expose Polestar to potential liability to the extent its automotive cybersecurity systems and practices are inconsistent with such regulation.

In addition, Polestar’s vehicles depend on the ability of software and hardware to store, retrieve, process and manage immense amounts of data. Polestar’s software and hardware, including any over-the-air or other updates, may contain, errors, bugs, design defects or vulnerabilities, and its systems may be subject to technical limitations that may compromise its ability to meet its objectives. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after code has been released for external or internal use. Although Polestar will attempt to remedy any issues it observes in its vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers. Additionally, if Polestar is able to deploy updates to the software addressing any issues, but its over-the-air update procedures fail to properly update the software, Polestar’s customers would then need to arrange for installing such updates to the software, and their software may be subject to deficiencies and vulnerabilities until they do so. Any compromise of Polestar’s intellectual property, proprietary information, systems or vehicles or inability to prevent or effectively remedy errors, bugs, vulnerabilities or defects in Polestar’s software and hardware may cause Polestar to suffer lengthy interruptions to its ability to operate its business and its customers’ ability to operate their vehicles, damage to Polestar’s reputation, loss of customers, loss of revenue, governmental fines, investigations or litigation or liability for damages, any of which could materially and adversely affect its business, results of operations, prospects and financial condition.

Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans.

In the course of its operations, Polestar collects, uses, stores, discloses, transfers and otherwise processes personal information from its customers, employees and third parties with whom it conducts business, including names, accounts, user IDs and passwords and payment or transaction related information. Additionally, Polestar uses its vehicles’ electronic systems to log information about vehicle use, such as charge time, battery usage, mileage and driving behavior, in order to aid it in vehicle diagnostics, repair and maintenance, as well as to help it customize and improve the driving experience.

Data privacy concerns of consumers are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans.

Polestar is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations could harm Polestar’s reputation and brand, subject Polestar to significant fines and liability, or otherwise adversely affect its business.

Due to Polestar’s data collection practices, products, services and technologies, Polestar is subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern its collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of Polestar’s employees, customers and other third parties with whom Polestar conducts business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on Polestar’s business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Polestar may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018, and California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain privacy rights to individual persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject Polestar to legal and reputational risks.

Specifically, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California residents with new privacy-related disclosures and new ways to opt-out of certain uses and disclosures of personal information. As Polestar expands its operations, the CCPA may increase its compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States.

Additionally, effective in most respects starting on January 1, 2023, the California Privacy Rights Act (“CPRA”) will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

Other jurisdictions have begun to propose similar laws. Compliance with applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Polestar may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause Polestar to incur substantial costs or require Polestar to change its business practices, including its data practices, in a manner adverse to its business. In particular, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against Polestar, which could result in substantial fines, damages and other liability as well as damage to Polestar’s reputation and credibility, which could have a negative impact on revenues and profits.

There are also ongoing complex, uncertain, rapid development and changes of data privacy and security related laws in China. Polestar and its business partners in China could be affected by intervention by the Chinese government relating to, for example, information-sharing and cybersecurity matters. The risk of such interventions could be heightened in connection with a listing of shares of Polestar or any of its business partners, and could result in prohibitions of the sale and/or marketing of certain products. For example, on July 10, 2021, the Cybersecurity Review Office (“CRO”) promulgated a draft Cybersecurity Review Measure (“Review Measure”). If the Review Measure enters into force with the current wording, it will require data processors in China who hold more than one million users’ personal information and plan to list on a stock exchange in a foreign country to apply for cybersecurity review. Polestar has not exceeded this threshold as of the date of this Report. However, under the proposed Review Measure, the CRO could also initiate cybersecurity review under certain situations, for example, if the CRO believes a network product or service, data processing activity or stock exchange listing activity outside of China impacts or might impact Chinese national security. Furthermore, the CRO promulgated another draft of Data Cross-border Security Assessment Measure (“Assessment Measure”) on October 29, 2021. As of the date of this Report, the Assessment Measure is subject to further comments from the public and has not come into force yet. If the Assessment Measure is adopted eventually with the proposed requirements, data processors in China who (i) transfer important data outside of China, (ii) process personal information of 1 million individuals or (iii) provide more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive information outside of China would be required to submit a cross-border security assessment at provincial CRO for review. As of the date of this Report, no final proposal has been presented and Polestar has not been able to apply for a cybersecurity review. If the Review Measure would become effective and if Polestar would be subject to such review and be found to be non-compliant with applicable data protection laws, Polestar may face administrative fines up to CNY 10 million. Additionally, significant restrictions may be imposed on Polestar’s operation in China, or relevant Chinese licenses may be completely or partially revoked. Also, other Chinese regulatory agencies might examine Polestar with regulatory scrutiny and enact sanctions. Finally, Polestar may suffer significant public opinion damage, and there is a risk that its reputation may be materially harmed. Any of these events could have a material and adverse effect on Polestar’s results of operation and financial position as well as on its possibilities to carry out business in China.

Polestar posts public privacy policies on its websites and provides privacy notices to the categories of persons whose personal information it collects, processes, uses or discloses. Although Polestar endeavors to comply with its published policies and other documentation, Polestar may at times fail to do so or may be perceived to have failed to do so. Moreover, despite its efforts, Polestar may not be successful in achieving compliance if its employees, contractors, service providers, vendors or other third parties fail to comply with its published policies and documentation. Such failures could carry similar consequences or subject Polestar to potential local, state and federal action if they are found to be deceptive, unfair or misrepresentative of Polestar’s actual practices. Claims that Polestar has violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices could, even if Polestar is not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.

Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and other third parties of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, Polestar’s agreements with certain customers may require it to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and Polestar’s customers losing confidence in the effectiveness of its security measures, and could require it to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially and adversely affect Polestar’s business, prospects, results of operations and financial condition.

Risks Related to Polestar’s Employees and Human Resources

Polestar’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including its Chief Executive Officer, Thomas Ingenlath, its senior management team and other key employees, and Polestar’s ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair Polestar’s ability to expand its business.

Polestar’s success is substantially dependent upon the continued service and performance of its senior management team and key personnel with digital, technical and automotive expertise. Although Polestar anticipates that its management and key personnel will remain in place for the foreseeable future, it is possible that Polestar could lose some key personnel. For example, Polestar is highly dependent on the services of Thomas Ingenlath, its Chief Executive Officer. Mr. Ingenlath has a significant influence on and is a driver of Polestar’s business plan and business, design and technology development. If Mr. Ingenlath were to discontinue his service to Polestar, Polestar would be significantly disadvantaged. The replacement of any members of Polestar’s senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of Polestar’s business objectives. Polestar’s future success also depends, in part, on its ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense. As with any company, there can be no guarantee that Polestar will be able to attract such individuals or that the presence of such individuals will necessarily translate into Polestar’s profitability. Because Polestar operates in a newly emerging industry, there may also be limited personnel available with relevant business experience, and such individuals may be subject to non-competition and other agreements that restrict their ability to work for Polestar. Polestar’s inability to attract and retain key personnel may materially and adversely affect Polestar’s business operations. Any failure by Polestar’s management to effectively anticipate, implement and manage the changes required to sustain Polestar’s growth would have a material and adverse effect on its business, financial condition and results of operations.

Polestar’s manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations, and Polestar’s business could be adversely affected by labor and union activities.

Polestar’s manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations. There are various risks and challenges associated with hiring, training and managing a large workforce. If Polestar’s manufacturing partners are unsuccessful in hiring and training a workforce in a timely and cost-effective manner, Polestar’s business, financial condition and results of operations could be adversely affected.

Furthermore, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies’ operations. Approximately 40% of Polestar’s workforce is covered by collective bargaining agreements in Austria, Finland, the Netherlands and Sweden. Labor unions or labor organizations could also seek to organize some or all of Polestar’s non-unionized workforce. Future negotiations with the union or other certified bargaining representatives could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Additionally, if Polestar is unable to reach labor agreements with any current or future unionized work groups, it may be subject to work interruptions or stoppages, which may adversely affect its ability to conduct its operations. Moreover, future agreements with unionized and non-unionized employees may be on terms that are not as attractive as Polestar’s current agreements or comparable to agreements entered into by Polestar’s competitors. Furthermore, Polestar may be directly or indirectly dependent upon companies, such as parts suppliers and trucking and freight companies, with unionized work forces, and work stoppages or strikes organized by such unions could have a material adverse impact on Polestar’s business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of Polestar’s products and have a material and adverse effect on its business, prospects, results of operations or financial condition.

Misconduct by Polestar’s employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damages to its business.

Many of Polestar’s employees play critical roles in ensuring the safety and reliability of its vehicles and/or its compliance with relevant laws and regulations. Certain of Polestar’s employees have access to sensitive information and/or proprietary technologies and know-how. While Polestar has adopted codes of conduct for all of its employees and implemented policies relating to intellectual property, confidentiality and the protection of company assets, Polestar cannot assure you that its employees will always abide by these codes, policies and procedures, nor that the precautions Polestar takes to detect and prevent employee misconduct will always be effective. If any of Polestar’s employees engages in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information or proprietary information, Polestar and such employees could be subject to legal claims and liabilities and Polestar’s reputation and business could be adversely affected as a result.

In addition, while Polestar has screening procedures during the recruitment process, Polestar cannot assure you that it will be able to uncover misconduct of job applicants that occurred before Polestar offered them employment, or that Polestar will not be affected by legal proceedings against its existing or former employees as a result of their actual or alleged misconduct. Any negative publicity surrounding such cases, especially in the event that any of Polestar’s employees is found to have committed any wrongdoing, could negatively affect Polestar’s reputation and may have an adverse impact on its business.

Furthermore, Polestar faces the risk that its employees and independent contractors may engage in other types of misconduct or other illegal activity, such as intentional, reckless or negligent conduct that violates production standards, workplace health and safety regulations, fraud, abuse or consumer protection laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Polestar takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Polestar from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Polestar is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Polestar and Polestar is not successful in defending itself or asserting its rights, those actions could have a significant impact on Polestar’s business, prospects, financial condition and results of operations, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of Polestar’s operations, any of which could adversely affect its business, prospects, financial condition and results of operations.

Risks Related to Litigation and Regulation

Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm its business and results of operations.

Polestar is or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. For example, Polestar is subject to laws, regulations and regulatory agencies like EU Regulation 2018/858 in the EU, the Environmental Protection Agency (“EPA”) and NHTSA in the United States and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance, including remediating contamination if any is found on Polestar’s properties and any changes to Polestar’s operations mandated by new or amended laws, may be significant. Polestar may also face unexpected delays in obtaining permits and approvals required by such laws in connection with the manufacturing and sale of its vehicles, which would hinder its ability to conduct its operations. Such costs and delays may adversely impact its business prospects and results of operations. Furthermore, any violations of these laws may result in litigation, substantial fines and penalties, remediation costs, third party damages or a suspension or cessation of Polestar’s operations.

In addition, motor vehicles are subject to substantial regulation under international, federal, state and local laws. Polestar has incurred, and expects to continue to incur, significant costs in complying with these regulations. Any failures to comply could result in litigation, significant expenses, delays or fines. Generally, vehicles must meet or exceed mandated motor vehicle safety standards to be certified under applicable regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Any future vehicles will be subject to substantial regulation under federal, state and local laws and standards. These regulations include those promulgated by the EPA, NHTSA, other federal agencies, various state agencies and various state boards (including the California Air Resources Board (“CARB”)), and compliance certification is required for each new model year and changes to the model within a model year. These laws and standards are subject to change from time to time, and Polestar could become subject to additional regulations in the future, which would increase the effort and expense of compliance. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing, and Polestar faces risks associated with changes to these regulations, which could have an impact on the acceptance of its electric vehicles, and increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Compliance with these regulations is challenging, burdensome, time consuming and expensive. If compliance results in litigation, delays or substantial expenses, Polestar’s business could be adversely affected.

Polestar is also subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally, including in Europe, North America and Asia Pacific. Regulations such as standards relating to vehicle safety, fuel economy and emissions, among other things, often vary materially from country to country and compliance with such regulations will therefore require additional time, effort and expense to ensure regulatory compliance in those countries. This process may include official review and certification of Polestar’s vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. The costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm Polestar’s business, prospects, results of operations and financial condition.

Polestar may face regulatory limitations on its ability to sell vehicles directly, which require Polestar to implement alternative consumer approaches through dealers or importers.

Polestar’s business model includes the direct sale of vehicles to retail consumers. The laws governing licensing of dealers and sales of motor vehicles vary from country to country and, within a country, from state to state, and the application of these local laws to Polestar’s operations can be difficult to predict. Certain jurisdictions require a dealer license to sell new motor vehicles within the country or state. Where required, Polestar anticipates that it can become a licensed dealer in certain countries.

In countries where Polestar is required to resort to dealers, other challenges may arise. In the United States, for example, some automobile dealers have brought a claim before the Illinois Motor Vehicle Review Board claiming that they have a right to sell Polestar vehicles because of their franchise with Volvo Cars and in accordance with the Illinois Motor Vehicle Franchise Act. Further, even in jurisdictions where Polestar believes applicable laws and regulations do not currently prohibit its direct sales model, legislatures may impose additional requirements. Because the laws vary from country to country, and, within a country, from state to state, Polestar’s distribution model and its sales and service processes is continually monitored and adapted for compliance with the various jurisdictional requirements and may change from time to time. Regulatory compliance and likely challenges to the distribution model may add to the cost of Polestar’s business.

Polestar has undertaken, and in the future may choose to or be compelled to undertake, product recalls or to take other actions that could result in litigation and adversely affect its business, prospects, results of operations, reputation and financial condition.

As of the date of this Report, Polestar has issued 5 recalls of its vehicles. These recalls were due to (i) the mal-production of seatbelts which could result in the early activation of the locking feature used to tightly secure a child restraint system, (ii) the too high adjustment of headlamps which could result in excessive glare for oncoming traffic, (iii) a software error causing an internal reset in the Battery Energy Control Module, resulting in the control unit opening the high voltage connectors during driving (which caused two recalls) and (iv) a supplier design issue known as “tin whiskers,” which caused a short circuit inside the front and rear inverters. Product recalls in the future may result in litigation and adverse publicity and may damage Polestar’s reputation and adversely affect its business, prospects, results of operations and financial condition. In the future, Polestar may, voluntarily or involuntarily, initiate a recall if any of its electric vehicles or components (including its battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, Polestar may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize Polestar’s ability to fulfill existing contractual commitments or satisfy demand for its electric vehicles and could also result in the loss of business to its competitors. Such recalls, whether caused by systems or components engineered or manufactured by Polestar or its suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect Polestar’s brand image in its target market and its business, prospects, results of operations and financial condition.

Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention and materially harm its business, results of operations, cash flows and financial condition.

From time to time, Polestar may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, privacy, securities, tax, labor and employment, health and safety, its direct distribution model, environmental claims, commercial disputes, corporate and other matters that could adversely affect its business, results of operations, cash flows and financial condition. In the ordinary course of business, Polestar has been the subject of complaints or litigation, including claims related to consumer complaints and intellectual property matters. Furthermore, for example, Polestar Singapore failed to hold an annual general meeting for approving the audited report and the annual return for lodgment in Accounting and Corporate Regulatory Authority (“ACRA”) in Singapore and will be subject to enforcement actions by ACRA.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, Polestar’s litigation costs could be significant, even if it achieves favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require Polestar to modify, make temporarily unavailable or stop manufacturing or selling its vehicles in some or all markets, all of which could negatively affect its sales and revenue growth and adversely affect its business, prospects, results of operations, cash flows and financial condition.

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurances that Polestar’s expectations will prove correct, and even if these matters are resolved in Polestar’s favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm Polestar’s business, results of operations, cash flows and financial condition. In addition, the threat or announcement of litigation or investigations by governmental authorities or other parties, irrespective of the merits of the underlying claims, may itself have an adverse impact on the trading price of the Company’s securities.

Polestar may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

Polestar may become subject to product liability claims, which could harm its business, prospects, results of operations and financial condition. The automotive industry experiences significant product liability claims, and Polestar faces inherent risks of exposure to claims in the event its vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury or death. Polestar also expects that, as is true for other automakers, Polestar’s vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of its vehicles, Polestar may face product liability claims and adverse publicity in connection with such incidents. In addition, Polestar may face claims arising from or related to failures, claimed failures or misuse of new technologies that Polestar expects to offer, including ADAS/AD features and future upgrades in its vehicles. In addition, the battery packs that Polestar utilizes make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells (see Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar’s vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.”). Any such events or failures of Polestar’s vehicles, battery packs or warning systems could subject it to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive.

A successful product liability claim against Polestar could require it to pay a substantial monetary award. Moreover, a product liability claim against Polestar or its competitors could generate substantial negative publicity about its vehicles and business and inhibit or prevent commercialization of its future vehicles, which would have material and adverse effects on its brand, business, prospects and results of operations. Polestar’s insurance coverage might not be sufficient to cover all potential product liability claims, and insurance coverage may not continue to be available to Polestar or, if available, may be at a significantly higher cost. Any lawsuit seeking significant monetary damages or other product liability claims may have a material and adverse effect on Polestar’s reputation, business and financial condition.

Polestar’s manufacturing partners may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles.

Operation of an automobile manufacturing facility requires land use and environmental permits and other operating permits from federal, state and local government entities. Polestar plans to expand its manufacturing capacities by entering into into additional agreements with its manufacturing partners over time to achieve a future target production capacity and will be required to apply for and secure various environmental, wastewater and land use permits and certificates of occupancy necessary for the commercial operation of such expanded and additional facilities and will also rely on its partners’ ability to apply for and secure various environmental, wastewater and land use permits and certificates of occupancy necessary for the commercial operation of such expanded and additional facilities. Delays, denials or restrictions on any of the applications for or assignment of the permits to operate Polestar’s manufacturing facilities could adversely affect its ability to execute on its business plans and objectives based on its current target production capacity or its future target production capacity.

Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities.

Polestar and its manufacturing partners’ operations are subject to federal, state and local environmental laws and regulations in different jurisdictions and are and will be subject to international environmental laws, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex, and Polestar has limited experience complying with them. Moreover, Polestar and its manufacturing partners may be affected by future amendments to such laws or other new environmental, health and safety laws and regulations which may require it to change its operations, potentially resulting in a material and adverse effect on its business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in litigation and substantial fines and penalties, third-party damages, suspension of production or a cessation of operations.

Polestar is planning to introduce ADAS/AD technology, which is subject to uncertain and evolving regulations.

Polestar expects to introduce new ADAS/AD technologies into its vehicles over time. ADAS/AD technology is subject to considerable regulatory uncertainty as the law in different jurisdictions evolves to catch up with the rapidly evolving nature of the technology itself, all of which is beyond Polestar’s control. There is a variety of international, federal and state regulations that may apply to self-driving and driver-assisted vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. There are currently no federal U.S. regulations pertaining to the safety of self-driving vehicles; however, NHTSA has established recommended guidelines. Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict self-driving features and availability, which could adversely affect Polestar’s business. Polestar’s vehicles may not achieve the requisite level of autonomy that may be required in some countries or jurisdictions for certification and rollout to consumers or may not satisfy changing regulatory requirements which could require Polestar to redesign, modify or update its ADAS/AD hardware and related software systems. Any such requirements or limitations could impose significant expense or delays and could harm its competitive position, which could adversely affect Polestar’s business, prospects, results of operations and financial condition.

Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject Polestar to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, results of operations, financial condition and reputation.

Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which it conducts activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the United Kingdom Bribery Act 2010 (“Bribery Act”) and other applicable anti-corruption laws and regulations. These applicable anti-corruption laws and regulations prohibit Polestar and its officers, directors, employees and relevant other persons acting on its behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. Similarly, the Bribery Act also requires companies to implement “adequate procedures” designed to ensure compliance with the provisions of the Bribery Act. A violation of these laws or regulations could adversely affect Polestar’s business, reputation, financial condition and results of operations.

Polestar has direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. It also has business collaborations with government agencies and state-owned affiliated entities. These interactions subject Polestar to an increasing level of compliance-related concerns. Polestar has implemented policies and procedures designed to ensure compliance by Polestar and its directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations, including the FCPA and the Bribery Act. However, its policies and procedures may not be sufficient and its directors, officers, employees and relevant other persons acting on its behalf could engage in improper conduct for which Polestar may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject Polestar to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect Polestar’s business, reputation, financial condition and results of operations.

The unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations.

Polestar has benefited from government subsidies, economic incentives and government policies that support the growth of electric vehicles. These government and economic programs are subject to certain limits as well as changes that are beyond Polestar’s control, and Polestar cannot assure you that future changes, if any, would be favorable to its business and could result in margin pressures. For example, if government regulations and economic programs have the effect of imposing electric vehicle production quotas on automobile manufacturers, the market for electric vehicles may become oversaturated. Further, any uncertainty or delay in collection of the government subsidies may also have an adverse impact on Polestar’s financial condition. Any of the foregoing could materially and adversely affect Polestar’s business, financial condition and results of operations.

Further, Polestar may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply. As a result, Polestar’s business and prospects may be adversely affected.

Although the audit report included in this Report is prepared by auditors who are currently inspected fully by the United States Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to the Company’s access to U.S. capital markets. Furthermore, trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines that the Company’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely and, as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the Company’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Deloitte is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although Polestar relies on its and its partners’ operations within China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, Deloitte is currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, to the extent that any component of Deloitte’s work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to the Company’s access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. The Company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including listing and trading prohibition requirements. Under the HFCA Act, the Company’s securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if its auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Company’s securities being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22,

2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

There can be no assurance that the Company will be able to comply with requirements imposed by U.S. regulators. The market price of the Company’s securities could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies reliant upon operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of the Company’s actual operating performance.

Risks Related to Intellectual Property

Polestar may fail to adequately obtain, maintain, enforce and protect its intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of its intellectual property and proprietary technology. If Polestar is unsuccessful in any of the foregoing, its competitive position could be harmed and it could be required to incur significant expenses to enforce its rights.

Polestar’s ability to compete effectively is dependent in part upon its ability to obtain, maintain, enforce and protect its intellectual property, proprietary technology and licensing rights, but it may not be able to prevent third parties from the unauthorized use of its intellectual property and proprietary technology, which could harm its business and competitive position. Polestar establishes and protects its intellectual property and proprietary technology through a combination of licensing agreements, nondisclosure and confidentiality agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and other jurisdictions. Despite Polestar’s efforts to obtain and protect intellectual property rights, there can be no assurance that these protections will be available in all cases or will be adequate or timely to prevent Polestar’s competitors or other third parties from copying, reverse engineering or otherwise obtaining and using Polestar’s technology or products or seeking court declarations that they do not infringe, misappropriate or otherwise violate Polestar’s intellectual property. Failure to adequately obtain, maintain, enforce and protect Polestar’s intellectual property could result in its competitors offering identical or similar products, potentially resulting in the loss of Polestar’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and results of operations.

The measures Polestar takes to obtain, maintain, protect and enforce its intellectual property, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:

•	any patent application Polestar files may not result in the issuance of a patent;

•	Polestar may not be the first inventor of the subject matter to which it has filed a particular patent application, and/or it may not be the first party to file such a patent application;

•	the scope of Polestar’s issued patents may not be sufficient to protect its inventions and proprietary technology;

•	Polestar’s issued patents may be challenged by its competitors or other third parties and invalidated by courts or other tribunals;

•	patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of Polestar’s patents that cover such products;

•	Polestar’s employees, contractors or business partners may breach their confidentiality, non-disclosure and non-use obligations;

•	competitors and other third parties may independently develop technologies that are the same or similar to Polestar’s;

•	the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and

•	competitors and other third parties may circumvent or otherwise design around Polestar’s patents or other intellectual property.

Patent, trademark, copyright and trade secret laws vary significantly throughout the world. The laws of some countries, including countries in which Polestar’s products are or will be sold, may not be as protective of intellectual property rights as those in the United States or Sweden, and mechanisms for obtaining and enforcing intellectual property rights may be ineffectual or inadequate. Therefore, Polestar’s intellectual property may not be as strong or as predictably obtained or enforced outside of the United States or Sweden. Further, policing the unauthorized use of Polestar’s intellectual property in some jurisdictions may be difficult or too expensive to be practical. In addition, third parties may seek to challenge, invalidate or circumvent Polestar’s patents, trademarks, copyrights, trade secrets or other intellectual property, or applications for any of the foregoing, which could permit Polestar’s competitors or other third parties to develop and commercialize products and technologies that are the same or similar to Polestar’s.

While Polestar has registered and applied for registration of trademarks in an effort to protect its brand and goodwill with customers, competitors or other third parties have in the past and may in the future oppose its trademark applications or otherwise challenge Polestar’s use of the trademarks and other brand names in which it has invested. Such oppositions and challenges can be expensive and may adversely affect Polestar’s ability to maintain the goodwill gained in connection with a particular trademark. In addition, Polestar may lose its trademark rights if it is unable to submit specimens or other evidence of use by the applicable deadline to perfect such trademark rights.

It is Polestar’s policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for Polestar, but these agreements may not be self-executing and may not otherwise adequately protect Polestar’s intellectual property, particularly with respect to conflicts of ownership relating to work product generated by the employees and contractors. Furthermore, Polestar cannot be certain that these agreements will not be breached and that third parties will not improperly gain access to its trade secrets, know-how and other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of Polestar’s intellectual property is difficult and costly, as are the steps Polestar has taken or will take to prevent misappropriation.

Polestar has acquired or licensed, and plans to further acquire licenses, patents and other intellectual property from third parties, including suppliers and service providers, and it may face claims that its use of this acquired or in-licensed technology infringes, misappropriates or otherwise violates the intellectual property rights of third parties. In such cases, Polestar will seek indemnification from its licensors or other applicable entities. However, Polestar’s rights to indemnification may be unavailable or insufficient to cover its costs and losses. Furthermore, disputes may arise with Polestar’s licensors or other applicable entities regarding the intellectual property subject to, and any of Polestar’s rights and obligations under, any license or other commercial agreement.

To prevent the unauthorized use of Polestar’s intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of Polestar’s intellectual property against third parties. Any such action could result in significant costs and diversion of Polestar’s resources and management’s attention, and there can be no assurances that Polestar will be successful in any such action, and may result in a loss of intellectual property rights. Furthermore, many of Polestar’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than Polestar currently does. Accordingly, despite its efforts, Polestar may not be able to prevent third parties from infringing, misappropriating or otherwise violating its intellectual property. Any of the foregoing could adversely affect Polestar’s business, prospects, financial condition and results of operations.

Polestar uses other parties’ software and other intellectual property in its proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on Polestar’s business, financial condition, results of operations and prospects.

Polestar uses open source software in its products and anticipates using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and Polestar may be subject to such terms. The terms of many open source licenses to which Polestar is subject have not been interpreted by U.S. or other courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Polestar’s ability to provide or distribute its products or services. Any actual or claimed requirement to disclose Polestar’s proprietary source code or pay damages for breach of contract could harm Polestar’s business and could help third parties, including Polestar’s competitors, develop products and services that are similar to or better than Polestar’s. While Polestar monitors its use of open source software and tries to ensure that none is used in a manner that would require it to disclose its proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, Polestar could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that it developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require Polestar to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and Polestar may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open source software can lead to greater risks than use of other parties’ commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and Polestar cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect Polestar’s business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on Polestar’s business, financial condition and results of operations.

Polestar may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact Polestar’s business, financial condition, results of operations and prospects.

Polestar’s competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with Polestar’s ability to make, use, develop, sell or market Polestar’s products and services, which could make it more difficult for Polestar to operate. From time to time, the holders of such intellectual property rights may assert their rights and urge Polestar to take licenses and/ or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit. While Polestar endeavors to obtain and protect the intellectual property rights that it expects will allow it to retain or advance its strategic initiatives, there can be no assurance that it will be able to adequately identify and protect the portions of intellectual property that are strategic to its business, or mitigate the risk of potential suits or other legal demands by its competitors. Accordingly, Polestar may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase Polestar’s operating expenses. In addition, if Polestar is determined to have or believes there is a high likelihood that it has infringed upon a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into its goods and services, to pay substantial damages and/or license royalties, to redesign its products and services and/or to establish and maintain alternative branding for its products and services. In the event that Polestar is required to take one or more such actions, its brand, business, financial condition and operating results may be harmed.

Risks Related to Tax

Unanticipated tax laws or any change in the application of existing tax laws to Polestar or Polestar’s customers may adversely impact its profitability and business.

Polestar operates and is subject to income and other taxes in Sweden, China, the United States and a growing number of other jurisdictions throughout the world. Existing domestic and foreign tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Polestar (possibly with retroactive effect), which could require Polestar to change its transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Existing tax laws, statutes, rules, regulations or ordinances could also be interpreted, changed, modified or applied adversely to Polestar’s customers (possibly with retroactive effect) and, if Polestar’s customers are required to pay additional surcharges, it could adversely affect demand for Polestar’s vehicles. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where Polestar currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact Polestar’s operating activities, effective tax rate, deferred tax assets, operating income and cash flows.

Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities.

Stamp duty or stamp duty reserve tax (“SDRT”) is imposed in the U.K. on certain transfers of chargeable securities (which include securities in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain issues or transfers of securities to depositories or into clearance systems may be charged at a higher rate of 1.5%, unless an election has been made and maintained by the depository or clearance system under section 97A of the UK Finance Act 1986. We are not aware of any such election having been made.

Any stamp duty or SDRT payable on a transfer of the underlying Company securities to a depository or a clearance system will in practice generally be paid by the transferors or participants in the depository or a clearance system.

Transfers of ADSs representing underlying Company securities that have been deposited with the depository, which will take place in book entry form through the Depository Trust Company (“DTC”), currently do not attract a charge to stamp duty or SDRT in the U.K., provided no written instrument of transfer is used to effect the transfer. If, following a change in law, transfers of Company securities effected through DTC attracted a charge to SDRT or stamp duty, then this would increase the cost of dealing in the Company securities.

A transfer of title in the underlying Company securities from the depository to another person and any subsequent transfers of title in the Company securities will generally attract a charge to stamp duty or SDRT at a rate of 0.5% of any consideration, which is generally payable by the transferee of the underlying Company securities. To the extent such transfer is effected by a written instrument of transfer, then any such duty must be paid (and the relevant instrument of transfer stamped by HM Revenue & Customs (“HMRC”)) before the transfer can be registered in the register of members of the Company. However, if those underlying Company securities are redeposited with the depository, the redeposit is expected to attract stamp duty or SDRT at the rate of 1.5% of the value of the Company securities, which will, in practice, be required to be paid by the transferor.

The Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.

A foreign corporation will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes if either (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and certain rents. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on the projected composition of the Company’s income and assets, the Company does not expect to be classified as a PFIC for the current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year. It is also possible that the IRS would not agree with the Company’s conclusion, or that U.S. tax laws could change significantly. For additional information, see Item 10.E “Additional Information—Taxation—Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

As a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes.

A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of the U.K., would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Business Combination, it could be subject to substantial liability for additional U.S. income taxes. However, dividend payments to U.S. Holders (as defined below) would generally constitute “qualified dividends” and be subject to tax at the rates accorded to long-term capital gains. In addition, even if the Company is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that, following the Business Combination, ownership attributable to former GGI stockholders exceeds a threshold amount. If it were determined that the Company is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by the Company would not qualify for “qualified dividend income” treatment, and U.S. affiliates of the Company could be subject to increased taxation under the inversion gain rules and the “base erosion anti-abuse tax” of Section 59A of the Code. Furthermore, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions could be limited.

Polestar does not expect the Company to be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise be subject to unfavorable treatment as a surrogate foreign corporation for U.S. federal income tax purposes as a result of the Business Combination. However, the rules for determining ownership under Section 7874 will be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or adverse rule changes. In addition, the rules for determining ownership under Section 7874 are complex and unclear. For additional discussion of the U.S. federal income tax treatment of the Company, see Item 10 “Additional Information.”

Risks Related to Financing and Strategic Transactions

Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

Polestar anticipates that it will need to raise additional funds through equity or debt financings. Polestar’s business is capital-intensive, and Polestar expects that the costs and expenses associated with its planned operations will continue to increase in the near term. Polestar does not expect to achieve positive cash flow from operations before 2024, if at all. Polestar’s plan to grow its business is dependent upon the timely availability of funds and further investment in development, component procurement, testing and the build-out of manufacturing capabilities. In addition, the fact that Polestar has a limited operating history means that it has limited historical data on the demand for its vehicles. As a result, Polestar’s future capital requirements are uncertain, and actual capital requirements may be greater than what it currently anticipates.

If Polestar raises additional funds through further issuances of equity or convertible debt securities, Polestar’s shareholders could suffer significant dilution and economic loss, and any new equity securities Polestar issues could have rights, preferences and privileges superior to those of holders of Polestar’s current equity securities. Any debt financing in the future could involve additional restrictive covenants relating to Polestar’s capital raising activities and other financial and operational matters, which may make it more difficult for Polestar to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Polestar may not be able to obtain additional financing on terms favorable to it, if at all. Polestar’s ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of the ongoing COVID-19 pandemic, inflation, interest rate changes and the ongoing conflict between Ukraine and Russia, or investor acceptance of its business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to Polestar. If Polestar is unable to obtain adequate financing or financing on terms satisfactory to it, when it requires it, Polestar will have to significantly reduce its spending, delay or cancel its planned activities or substantially change its corporate structure, and it might not have sufficient resources to conduct or support its business as projected, which would have a material and adverse effect on its results of operations, prospects and financial condition.

Polestar’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

Polestar expects its period-to-period financial results to vary based on its operating costs and product demand, which it anticipates will fluctuate as it continues to design, develop and manufacture new vehicles, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Polestar’s revenues from period to period may fluctuate as it identifies and investigates areas of demand, adjusts volumes and adds new product derivatives based on market demand and margin opportunities, develops and introduces new vehicles or introduces existing vehicles to new markets for the first time. In addition, automotive manufacturers typically experience significant seasonality, with comparatively low sales in the first quarter and comparatively high sales in the fourth quarter. Polestar’s period-to-period results of operations may also fluctuate because of other factors including labor availability and costs for hourly and management personnel; profitability of its vehicles, especially in new markets; changes in interest rates; impairment of long-lived assets; macroeconomic conditions, both internationally and locally; negative publicity relating to its vehicles; changes in consumer preferences and competitive conditions; or investment in expansion into new markets. As a result of these factors, Polestar believes that period-to-period comparisons of its financial results, especially in the short term, may have limited utility as an indicator of future performance. Significant variation in Polestar’s quarterly performance could significantly and adversely affect the trading price of the ADSs.

Risks Related to Ownership of Polestar’s Securities

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.

Prior to the Business Combination, there has not been a public market for Polestar’s securities. An active trading market for the ADSs may never develop or, if developed, it may not be sustained. You may be unable to sell your ADSs unless a market can be established and sustained. Fluctuations in the price of the ADSs could contribute to the loss of all or part of your investment. The valuation ascribed to Polestar in the Business Combination may not be indicative of the price of Polestar that will prevail in the trading market. The trading price of the ADSs could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Polestar’s control. Any of the factors listed below could have a material and adverse effect on the trading price of the ADSs, which may trade at prices significantly below the price you paid for the shares of GGI Class A Common Stock that were converted into the ADSs and in the Business Combination. In such circumstances, the trading price of the ADSs may not recover and may experience a further decline.

Factors affecting the trading price of the ADSs may include:

•	actual or anticipated fluctuations in Polestar’s periodic financial results or the periodic financial results of companies perceived to be similar to Polestar;

•	changes in the market’s expectations about Polestar’s operating results;

•	the public’s reaction to Polestar’s press releases, other public announcements and filings with the SEC;

•	speculation in the press or investment community;

•	success of competitors;

•	Polestar’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Polestar or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to Polestar;

•	Polestar’s ability to market new and enhanced features or services on a timely basis;

•	changes in laws and regulations affecting Polestar’s business;

•	commencement of, or involvement in, litigation involving Polestar;

•	changes in Polestar’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of ADSs available for public sale;

•	trading volume of the ADSs on Nasdaq;

•	any major change in the Board or management;

•	sales of substantial amounts of ADSs by Polestar’s directors, officers or significant stockholders or the perception that such sales could occur;

•	the realization of any of the risk factors presented in this Report;

•	additions or departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•

general economic and political conditions such as recessions, interest rates, international currency fluctuations and health epidemics and pandemics (including the ongoing COVID-19 pandemic), inflation, changes in diplomatic and trade relationships and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the ADSs irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Polestar’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Polestar could depress the price of ADSs regardless of Polestar’s business, prospects, financial conditions or results of operations. A decline in the market price of the ADSs also could adversely affect its ability to issue additional securities and obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert management’s attention and resources, and could also require Polestar to make substantial payments to satisfy judgments or to settle litigation.

Future resales of Company securities or ADSs may cause the market price of the ADSs to drop significantly, even if Polestar’s business is doing well.

Substantial sales of the Company securities or ADSs or the perception that these sales may occur in the future could cause a reduction in the market price of the ADSs. Without giving effect to any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, Polestar has 2,109,034,797 Shares in the form of American depository securities issued and outstanding as of the date of this Report. Pursuant to the Parent Lock-up Agreement, Parent is restricted, subject to certain exceptions, from selling any of the securities of Polestar that they received pursuant to the Business Combination Agreement or Related Agreements, which restrictions will expire and therefore additional Company securities and AD securities are eligible for resale 180 days after the Closing. Pursuant to the Sponsor and Supporting Sponsor Lock-Up Agreement, the GGI Initial Stockholders are restricted, subject to certain exceptions, from selling any of the Company securities or AD securities that they received pursuant to the Business Combination Agreement, in respect of their GGI Class F Common Stock, which restrictions will expire, and therefore additional Company securities and AD securities are eligible for resale, 180 days after the Closing. Accordingly without giving effect to any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, up to approximately 2,016 million Shares in the form of American depository securities, including Class A ADSs and Class B ADSs held by the Parent Shareholders and Class A Shares underlying Class A ADSs held by the GGI Initial Stockholders, will be eligible for resale as soon as 180 days after the Closing.

Upon expiration or waiver of the applicable lock-up periods, and upon effectiveness of the registration statement the Company plans to file pursuant to the Registration Rights Agreement and the Subscription Agreements, or upon satisfaction of the requirements of Rule 144 under the Securities Act, certain shareholders of Polestar may sell large amounts of Company securities and AD securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in or putting significant downward pressure on the price of ADSs. In addition, the issuance of any additional Company securities or ADSs may have an adverse effect on the market price of the ADSs.

The grant and future exercise of registration rights may adversely affect the market price of the ADSs.

Pursuant to the Registration Rights Agreement, the Registration Rights Holders can each demand that Polestar register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that Polestar undertakes. In addition, Polestar is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of Polestar. Additionally, pursuant to the Subscription Agreements and Registration Rights Agreement, Polestar must file a registration statement within 30 days after the consummation of the Business Combination registering up to approximately 2,212 million Class A ADSs held by the PIPE Investors and Class A ADSs held by the Registration Rights Holders.

The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of ADSs.

The Class C ADSs will be exercisable for the Class A ADSs, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.

GGI issued GGI Public Warrants to purchase 16,000,000 shares of GGI Class A Common Stock as part of the GGI initial public offering, consummated on March 25, 2021, and, on the closing date of the GGI initial public offering, GGI issued Private Placement Warrants to the GGI Sponsor to purchase 9,000,000 shares of GGI Class A Common Stock, in each case at $11.50 per share. The GGI Private Placement Warrants are identical to the GGI Public Warrants sold as part of the GGI public units (consisting of one share of GGI Class A Common Stock and one-fifth of one GGI Public Warrant) except that, so long as they are held by the GGI Sponsor or its permitted transferees: (i) they will not be redeemable by GGI, except as described in the SPAC Warrant Agreement; (ii) they (including the GGI Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the GGI Sponsor until 30 days after the completion of an initial business combination involving GGI and one or more businesses; (iii) they may be exercised by the holders on a cashless basis; and (iv) they are subject to registration rights. The GGI Warrants are exercisable on the later of 30 days after the consummation of the Business Combination.

In connection with the Business Combination, each GGI Warrant converted into a Class C ADS, of which the underlying Class C Share is exercisable for a Class A ADS representing one Class C Share and subject to substantially the same terms as were applicable to the GGI Warrants under the SPAC Warrant Agreement. Please see Item 12 “Description of Securities Other Than Equity Securities.” The Class A ADSs issued upon exercise of the Class C ADSs will result in dilution to then existing Company shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A ADSs.

There is no guarantee that the Class C ADSs will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the Class C ADSs is $11.50 per Class C ADS (excluding any fees due to the depository in connection with the conversion of the Class C ADSs and the issuance of the Class A ADSs). There is no guarantee that the Class C ADS will be in the money following the time they become exercisable and prior to their expiration, and as such, the Class C ADSs may expire worthless.

Polestar may amend the terms of the Class C ADSs in a manner that may be adverse to holders. As a result, the exercise price of your Class C ADSs could be increased, the exercise period could be shortened and the number of Class A ADSs purchasable upon exercise of a Class C ADS could be decreased, all without your approval. With respect to the Class C-1 ADSs, in accordance with the U.K. Companies Act 2006 (the “Companies Act”) and the Polestar Articles, such amendment would require (i) in order to amend the relevant provisions in the Polestar Articles, a special resolution (requiring approval by at least 75% of members entitled to vote at a meeting of members of Polestar) and (ii) written consent to such amendment by holders of at least 75% of the then-outstanding Class C-1 ADSs.

Polestar may redeem unexpired Class C-1 ADSs prior to their exercise at a time that is disadvantageous to holders, thereby making their Class C-1 ADSs worthless.

Polestar has the ability to redeem outstanding Class C-1 ADSs at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Class C-1 ADS; provided that the last reported sales price of Class A ADSs equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which Polestar gives proper notice of such redemption to the holders of Class C-1 ADSs and provided certain other conditions are met. Polestar will not redeem the Class C-1 ADSs unless an effective registration statement under the Securities Act covering the issuance of the Class A ADSs issuable upon exercise of the Class C-1 ADSs is effective and a current prospectus relating to those Class C-1 ADSs is available throughout the 30-day redemption period, except if the Class C-1 ADSs may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Class C-1 ADSs become redeemable by Polestar, Polestar may exercise its redemption right even if Polestar is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Class C-1 ADSs could force the holders of such Class C-1 ADSs: (i) to exercise their Class C-1 ADSs and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their Class C-1 ADSs at the then-current market price when they might otherwise wish to hold their Class C-1 ADSs; or (iii) to accept the nominal redemption price which, at the time the outstanding Class C-1 ADSs are called for redemption, is likely to be substantially less than the market value of their Class C-1 ADSs. Additionally, if a significant number of holders of Class C-1 ADSs exercise their Class C-1 ADSs instead of accepting the nominal redemption price, the issuance of these Class A ADSs would dilute other equity holders, which could reduce the market price of Class A ADSs. As of the date of this Report, the Class A ADSs have never traded above $18.00 per share.

In addition, Polestar may redeem Class C-1 ADSs after they become exercisable for a number of Class A ADSs determined based on the redemption date and the fair market value of Class A ADSs, starting at a trading price of $10.00. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Class C-1 ADSs are “out-of-the-money,” in which case holders of Class C-1 ADSs would lose any potential embedded value from a subsequent increase in the value of the Class A ADSs had such holders’ Class C-1 ADSs remained outstanding. None of the Class C-2 ADSs will be redeemable by Polestar (except as set forth in the Polestar Articles) so long as they are held by the GGI Sponsor or its permitted transferees. The Class A ADSs currently trade above $10.00; however, trading prior to the Class C ADSs becoming exercisable is not relevant to the Company’s ability to redeem the Class C-1 ADSs.

In the event Polestar elects to redeem the outstanding Class C-1 ADSs, Polestar will fix a date for the redemption (the “Class C Redemption Date”) and provide notice of the redemption to be mailed by first class mail, postage prepaid by Polestar not less than 30 days prior to the Class C Redemption Date to the registered holders of the Class C-1 ADSs (who will, in turn, notify the beneficial holders thereof). For addition information regarding the Class C-2 ADSs and the Class C-1 ADSs, please see the applicable sections in the Polestar Articles.

Polestar has not registered the Class A ADSs issuable upon exercise of the Class C-1 ADSs under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise the Class C-1 ADSs, thus precluding such investor from being able to exercise its Class C-1 ADSs except on a cashless basis and potentially causing such Class C-1 ADSs to expire worthless.

Polestar has not registered the Class A ADSs issuable upon exercise of the Class C-1 ADSs under the Securities Act or any state securities laws at this time. However, Polestar has agreed that, as soon as practicable, but in no event later than 15 business days after the Closing, to use its commercially reasonable efforts to file a registration statement under the Securities Act covering such Class A ADSs and use its best efforts to maintain a current prospectus relating to the Class A ADSs issuable upon exercise of the Class C-1 ADSs until the expiration of the Class C-1 ADSs. Polestar cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in such registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the Class A ADSs issuable upon exercise of the Class C-1 ADSs are not registered under the Securities Act, Polestar will be required to permit holders to exercise their Class C-1 ADSs on a cashless basis. However, no Class C-1 ADSs will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any Class A ADSs to holders seeking to exercise their Class C-1 ADSs, unless the issuance of the Class A ADSs upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if the Class A ADSs are at the time of any exercise of a Class C-1 ADSs not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Polestar may, at its option, require holders of Class C-1 ADSs who exercise their Class C-1 ADSs to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Polestar so elects, Polestar will not be required to file or maintain in effect a registration statement, but Polestar will be required to use its best efforts to register the Class A ADSs under applicable blue sky laws to the extent an exemption is not available.

In no event will Polestar be required to net cash settle any Class C-1 ADSs, or issue securities or other compensation in exchange for the Class C-1 ADSs in the event that it is unable to register or qualify the Class A ADSs underlying the Class C-1 ADSs under applicable state securities laws and there is no exemption available. If the issuance of the Class A ADSs upon exercise of the GGI Public Warrants is not so registered or qualified or exempt from registration or qualification, the holder of such Class C-1 ADS will not be entitled to exercise such Class C-1 ADS and such Class C-1 ADS may have no value and expire worthless. If and when the Class C-1 ADSs become redeemable by Polestar, Polestar may exercise its redemption rights even if it is unable to register or qualify the underlying Class A ADSs for sale under all applicable state securities laws.

Polestar may issue additional equity securities or convertible debt securities without the approval of the holders of the ADSs, which would dilute ownership interests and may depress the market price of the ADSs.

Polestar will continue to require significant capital investment to support its business, and Polestar may issue additional equity securities or convertible debt securities of equal or senior rank in the future without approval of the holders of the ADSs in certain circumstances.

Polestar’s issuance of additional equity securities or convertible debt securities of equal or senior rank may have the following effects: (i) Polestar’s shareholders’ proportionate ownership interest in Polestar may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding Class A ADS may be diminished; and (iv) the market price of ADSs may decline.

Furthermore, it is anticipated that employees of Polestar and its subsidiaries will be granted equity awards under the Equity Plan and the Employee Stock Purchase Plan (each as defined below). Holders of ADSs will experience additional dilution when those equity awards become vested and settled or exercised, as applicable, for Company securities. See Item 6.B “Directors, Senior Management and Employees—Historical Executive Officer and Director Compensation—Compensation Arrangements after the Business Combination.”

The market price and trading volume of the ADSs may be volatile and could decline significantly.

The stock markets, including Nasdaq, on which Polestar has listed the Class A ADSs and the Class C-1 ADSs under the symbols “PSNY” and “PSNYW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the ADSs, the market price of the ADSs may be volatile and could decline significantly. In addition, the trading volume in the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your Company securities and ADSs at or above the market price of the ADSs as of the date of the consummation of the Business Combination. Polestar cannot assure you that the market price of the ADSs will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this Report;

•	actual or anticipated differences in Polestar’s estimates, or in the estimates of analysts, for Polestar’s revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of Company securities;

•	publication of research reports about Polestar;

•	the performance and market valuations of other similar companies;

•	commencement of, or involvement in, litigation involving Polestar;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•

other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert Polestar’s management’s attention and resources, which could have a material and adverse effect on Polestar.

Polestar’s management team has limited experience managing a public company.

Most members of Polestar’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Polestar’s management team may not successfully or efficiently manage Polestar’s transition to a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Polestar’s senior management and could divert their attention away from the day-to-day management of Polestar’s business, which could adversely affect its business, results of operations, cash flows and financial condition. In addition, Polestar expects to hire additional personnel to support its operations as a public company, which will increase its operating costs in future periods.

The requirements of being a public company may strain Polestar’s resources and distract its management, which could make it difficult to manage its business.

Polestar is required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements are time-consuming and will result in increased costs to Polestar and could have a negative effect on Polestar’s results of operations, financial condition or business.

As a public company, Polestar is subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on Polestar’s systems and resources. The Exchange Act requires that Polestar file an annual report with respect to its business and financial condition. In addition, it intends to publish certain results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to certain financial results and material events will also be furnished to the SEC on Form 6-K. The Sarbanes-Oxley Act requires that Polestar implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of its disclosure controls and procedures, Polestar will need to commit significant resources, hire additional staff and provide additional management oversight. Polestar has implemented and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining its growth also will require Polestar to commit additional management, operational and financial resources to identify new professionals to join it and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material and adverse effect on Polestar’s results of operations, financial condition or business.

Polestar’s independent registered public accounting firm will not be required to formally attest to the effectiveness of the combined company’s internal control over financial reporting until its second annual report. Polestar has identified material weaknesses in its internal control over financial reporting related to not maintaining an effective control environment and cannot assure you that there will not be material weaknesses or significant deficiencies in its internal controls in the future.

Polestar expects to incur additional expenses and devote increased management effort toward ensuring compliance with the applicable regulations. Polestar cannot predict or estimate the amount of additional costs Polestar may incur as a result of becoming a public company or the timing of such costs.

Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, it is exempt from certain provisions applicable to United States domestic public companies.

Because Polestar qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Polestar is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, it intends to publish its results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Polestar is required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, there may be less publicly available information concerning Polestar’s business than there would be if Polestar were a U.S. public company, and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As Polestar is a foreign private issuer and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

As a foreign private issuer, Polestar is subject to different U.S. securities laws than domestic U.S. issuers. As long as Polestar continues to qualify as a foreign private issuer under the Exchange Act, Polestar is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, Polestar is not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Further, Polestar is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts Polestar from most of Nasdaq’s corporate governance requirements, Polestar has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and corporate governance committee consisting entirely of independent directors.

Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, Polestar is exempt from these requirements and may elect not to obtain shareholders’ approval prior to any further issuance of our Class A ADSs other than as may be required by the laws of England and Wales.

Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Closing, Polestar may in the future elect to avail itself of these exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Further, by virtue of being a controlled company under Nasdaq listing rules, Polestar may elect not to comply with certain Nasdaq corporate governance requirements, including that:

•

a majority of the board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Closing, the Board must be comprised of a majority of independent directors);

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the compensation and nominating and corporate governance committees.

Other than as specified above, Polestar may in the future elect to avail itself of these exemptions. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Polestar may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Polestar is a foreign private issuer, and therefore will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Polestar on June 30, 2022. In the future, Polestar would lose its foreign private issuer status if (i) more than 50% of its outstanding voting securities are owned by U.S. residents and (ii) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Polestar loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Polestar would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As an U.S. listed public company that is not a foreign private issuer, Polestar would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

If Polestar no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company.” Without giving effect to any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, Parent (of which 42.7% is owned by PSD Investment Limited and 48.8% is owned by Volvo Cars as of March 4, 2022) and its affiliates beneficially hold approximately 99.3% of the outstanding voting power of Polestar. As of March 4, 2022, Mr. Li Shufu controls PSD Investment Limited and owns approximately 91.1% of equity interests in Geely, which owns approximately 82.0% of equity interests in Volvo Cars. Therefore, Mr. Li Shufu, as a controlling equity interest holder in Geely, effectively controls Parent, and beneficially holds approximately 99.3% of the outstanding voting power of Polestar. In addition, under the terms of the Volvo Cars Preference Subscription Agreement, Snita, a wholly-owned subsidiary of Volvo Cars, purchased, substantially concurrently with the Closing, Preference Shares. As of the date hereof, all of the Preference Shares have converted into Class A ADSs, in accordance with, and subject to, the terms of the Preference Shares. As a result, Polestar is a “controlled company” within the meaning of Nasdaq rules, which permit a “controlled company” to elect not to comply with certain corporate governance requirements, including:

•

the requirement that a majority of its board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Closing, the Board must be comprised of a majority of independent directors);

•

the requirement that compensation of its executive officers be determined by a majority of the independent directors of the board or a compensation committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

the requirement that director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors of the board or a nominating committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Other than as specified above, Polestar may in the future elect to avail itself of these exemptions. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Polestar has identified material weaknesses in its internal control over financial reporting. If Polestar is unable to remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in Polestar’s financial reporting, which could adversely affect Polestar’s business and the market price of the ADSs.

As a private company, Polestar has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Polestar is subject to the internal control over financial reporting requirements established pursuant to the Sarbanes-Oxley Act and will become subject to the auditor attestation requirements in the year in which it files its second annual report. Polestar may not be able to complete its evaluation, testing and any required remediation in a timely fashion. In addition, Polestar’s current controls and any new controls that it or Polestar develops may become inadequate because of poor design and changes in its business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by its independent registered public accounting firm and their attestation reports.

Polestar has identified material weaknesses in its internal control over financial reporting. Consequently, Polestar may not be able to detect errors timely, Polestar’s financial statements could be misstated, Polestar could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm Polestar’s business and adversely affect the market price of ADSs.

Polestar has identified material weaknesses in its internal control over financial reporting. If Polestar fails to develop and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud.

In the course of auditing the Polestar Automotive Holding Limited’s financial statements as of and for the years ended December 31, 2021 and 2020, the Polestar Automotive Holding Limited and its independent registered public accounting firm identified material weaknesses in the Polestar Automotive Holding Limited’s internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Polestar Automotive Holding Limited’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2020, the material weaknesses identified relate to Polestar failing to design and maintain an effective control environment with the appropriate associated control activities, including over its IT environment, as evidenced by internal controls that were not formalized and lacked evidence of review. In addition, the accounting department does not have a sufficient number of personnel with SEC technical accounting expertise to perform supervisory reviews and monitor activities over financial reporting matters and controls. Remediation of this material weakness is ongoing and management has determined there is still a material weakness as of December 31, 2021. Further, as of December 31, 2021, Polestar does not have the appropriate process and controls to recognize revenue in accordance with agreements with customers. Moreover, Polestar does not have the appropriate process and controls to properly recognize intangible assets at period end in accordance with their service agreement for the upcoming Polestar 4 model.

As a result, the Polestar Group is in the process of designing and implementing the following measures to strengthen its SEC financial reporting capabilities and its internal audit function:

(i)

the Polestar Group will continue to hire additional accounting and finance resources with appropriate technical accounting and reporting experience to execute key controls related to various financial reporting processes;

(ii)

the Polestar Group will continue to document, evaluate, remediate and test internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control; and

(iii)	the Polestar Group will assess existing entity-level controls and information technology general controls and, as necessary, design and implement enhancements to such controls.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Polestar Group cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If the Polestar Group’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, the Polestar Group may be unable to report its financial results accurately on a timely basis or help prevent fraud, which could cause its reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of Polestar’s AD securities to decline. In addition, it could in turn limit Polestar’s access to capital markets, harm its results of operations and lead to a decline in the trading price of Polestar’s securities. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which Polestar lists, regulatory investigations and civil or criminal sanctions. Polestar may also be required to restate its financial statements from prior periods.

Polestar is a public limited company incorporated under the laws of England and Wales and as a U.S. public company is subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to include a report of management on its internal control over financial reporting in certain of its filings. In addition, when Polestar files its second annual report, its independent registered public accounting firm must attest to and report on the effectiveness of Polestar’s internal control over financial reporting. Polestar’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if Polestar’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting such public accounting firm’s own independent testing, may issue a report that is qualified if it is not satisfied with Polestar’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if such public accounting firm interprets the relevant requirements differently from Polestar. In addition, after Polestar becomes a public company, its reporting obligations may place a significant strain on its management, operational and financial resources and systems for the foreseeable future. Polestar may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing its internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, Polestar may identify other weaknesses and deficiencies in its internal control over financial reporting. In addition, if Polestar fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Generally, if Polestar fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in its reported financial information. This could in turn limit Polestar’s access to capital markets, and harm its results of operations. Additionally, ineffective internal control over financial reporting could expose Polestar to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations and civil or criminal sanctions.

Polestar’s dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company securities or ADSs may view as beneficial.

Polestar’s authorized and issued ordinary shares are divided into Class A Shares and Class B Shares. Each Class A Share is entitled to one vote, while each Class B Share is entitled to 10 votes. Only the Class A ADSs, which represent an underlying Class A Share, are listed and traded on Nasdaq, and Polestar intends to maintain the dual-class voting structure.

Parent and its affiliates hold all of the outstanding Class B Shares and have control of the voting power of all outstanding Class B Shares. As a result, without giving effect to any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, Parent and its affiliates control approximately 99.3% of the total voting power of all issued and outstanding Shares voting together as a single class, even though Parent only owns approximately 94.6% of outstanding Shares.

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to Polestar.

The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the U.K. (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the U.K. (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the U.K. (or the Channel Islands or the Isle of Man). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether Polestar’s place of central management and control is in the U.K. by looking at various factors, including the structure of the Board, the functions of the directors of the Board and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that Polestar’s place of central management and control is in the U.K., Polestar would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) Polestar’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) Polestar might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) Polestar would be obliged to provide equality of information to all bona fide competing bidders.

A majority of the Board resides outside of the U.K., the Channel Islands and the Isle of Man. Accordingly, based upon Polestar’s current Board and management structure and its intended plans for its directors and management, for the purposes of the Takeover Code, Polestar is considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man. The Takeover Code is not expected to apply to Polestar. It is possible that in the future circumstances, and in particular the Board composition, could change which may cause the Takeover Code to apply to Polestar.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about Polestar, the ADS trading prices and trading volumes could decline significantly.

The trading market for the ADSs will depend, in part, on the research and reports that securities or industry analysts publish about Polestar or its business. Polestar may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of Polestar, or if these securities or industry analysts are not widely respected within the general investment community, the demand for the ADSs could decrease, which might cause the ADSs’ trading price and trading volume to decline significantly. In the event that Polestar obtains securities or industry analyst coverage, if one or more of the analysts who cover Polestar downgrades their assessment of Polestar or publish inaccurate or unfavorable research about Polestar’s business, the market price and liquidity for the ADSs could be negatively impacted.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to environmental, social and governance (“ESG”) matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards Polestar, which could have a negative impact on the market price and demand for Polestar’s securities, as well as Polestar’s access to and cost of capital.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Polestar is incorporated under the laws of England and Wales and because Polestar conducts substantially all of its operations outside of the United States and a majority of Polestar’s directors and executive officers reside outside of the United States.

Polestar is a public limited company incorporated under the laws of England and Wales, and conducts a majority of its operations outside the United States through Polestar Sweden (which is a wholly-owned subsidiary of Polestar). Substantially all of Polestar’s assets are located outside the United States. A majority of Polestar’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against Polestar or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of England and Wales and of the jurisdictions in which Polestar primarily operates could render you unable to enforce a judgment against Polestar’s assets or the assets of Polestar’s directors and officers.

Polestar’s management has been advised that there is currently no treaty between the United States and the United Kingdom providing for the reciprocal recognition and enforcement of judgments of United States courts by the courts of England and Wales. Further, it is unclear if extradition treaties now in effect between the United States and applicable jurisdictions would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, Polestar’s corporate affairs are governed by the Polestar Articles, the Companies Act and the laws of England and Wales. The rights of Polestar’s shareholders and the fiduciary duties of Polestar’s directors under the laws of England and Wales may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, England and Wales have a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than England and Wales. In addition, companies organized under the laws of England and Wales may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in England and Wales, which is Polestar’s home jurisdiction, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent Polestar chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, Polestar’s shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It is not expected that Polestar will pay dividends in the foreseeable future.

It is expected that Polestar will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that Polestar will pay any cash dividends in the foreseeable future.

The Board has complete discretion as to whether to distribute dividends. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Polestar from subsidiaries, Polestar’s financial condition, contractual restrictions and other factors deemed relevant by the Board. There is no guarantee that the ADSs will appreciate in value after the Business Combination or that the trading price of the ADSs will not decline.

Polestar is a holding company and will depend on the ability of its subsidiaries to pay dividends.

Polestar is a holding company without any direct operations and has no significant assets other than its ownership interest in Polestar Sweden. Accordingly, Polestar’s ability to pay dividends will depend upon the financial condition, liquidity and results of operations of, and Polestar’s receipt of dividends, loans or other funds from, Polestar Sweden and its subsidiaries. Polestar’s subsidiaries are separate and distinct legal entities and have no obligation to make funds available to Polestar. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which Polestar’s subsidiaries may pay dividends, make loans or otherwise provide funds to Polestar.

Polestar anticipates granting share-based incentives, which may result in increased share-based compensation expenses.

Polestar has adopted the Equity Plan and the Employee Stock Purchase Plan. Initially, the maximum number of Class A ADSs that may be issued under the Equity Plan is 10,000,000 Class A ADSs. This amount may be increased each year during the term of the Equity Plan by up to 0.5% of the total number of Shares outstanding on each December 31 immediately prior to the date of such increase. The Equity Plan permits the award of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards, cash awards and substitute awards to employees of Polestar and its subsidiaries and affiliates. Polestar will account for compensation costs for all awards granted under the Equity Plan using a fair-value based method and recognize expenses in its consolidated statements of profit or loss in accordance with International Financial Reporting Standards (“IFRS”).

Initially, the maximum number of Class A ADSs that may be issued under the Employee Stock Purchase Plan is 2,000,000 Class A ADSs. This amount may be increased each year during the term of the Employee Stock Purchase Plan by up to 0.1% of the total number of Shares outstanding on each December 31 immediately prior to the date of such increase. The Employee Stock Purchase Plan provides employees of Polestar and its subsidiaries and affiliates with the opportunity to purchase Class A ADSs and, in certain instances, to receive matching awards of Class A ADSs from Polestar. Polestar believes the granting of share-based compensation is of significant importance to its ability to attract and retain key employees, and as such, Polestar plans to grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on Polestar’s business and results of operations.

Specifically, Polestar anticipates implementing the following equity programs under the Equity Plan and the Employee Stock Purchase Plan in connection with the Business Combination: a Bonus Shares program and awards of restricted stock units (“RSUs”) and performance stock units (“PSUs”), each to be implemented under the Equity Plan, and a Share Purchase and Matching program, to be implemented under the Employee Stock

Purchase Plan. These programs will become available to eligible Polestar employees following the Closing as permitted by, and subject to, applicable laws. All employees in the relevant jurisdictions will be eligible to participate in the Bonus Shares program, which provides for a one-time issuance of Class A ADSs in a value equal to 4% of the awardee’s base salary (net of applicable taxes), with Bonus Shares to be subject to transfer restrictions until the first anniversary of the Closing (or an earlier change in control). Grants of RSUs and PSUs will be made to certain employees of Polestar as selected by Polestar’s Board. It is presently anticipated that eligible Polestar employees will receive an award of RSUs in recognition of Polestar’s successful listing, which RSUs will vest based on continued service through the second anniversary of the Closing. In addition, Polestar anticipates implementing a long-term incentive program providing for annual grants of equity-based awards vesting over three years, consisting of awards of (i) 100% PSUs to be granted to Polestar’s executive management team, and (ii) awards of 50% RSUs and 50% PSUs to be granted to other eligible Polestar employees, with such RSUs to vest solely based on continued service and such PSUs to vest based on achievement of certain Polestar performance metrics and continued service. Specifically, it is anticipated that the initial grant of PSUs will vest based on Polestar’s level of achievement with respect to each of the following metrics through December 31, 2024: 25% with respect to value creation relative to a selected group of peer companies; 25% with respect to unleveraged free cash flow; 20% with respect to ESG achievement measured based on yearly greenhouse gas emissions; and 30% with respect to the achievement of certain operational milestones. The Share Purchase and Matching program includes an annual share matching program whereby the awardee is offered the opportunity to invest up to 1% of their base compensation on a recurring basis and receive a match in the form of Class A ADSs in equal value for free, subject to satisfaction of a one-year holding period for the corresponding purchased shares.

Holders of ADSs have fewer rights than direct holders of the Company securities and must act through the depositary to exercise their rights. The voting rights of holders of ADSs are limited by the terms of the Deposit Agreements, and such holders may not be able to exercise their right to vote their Company securities directly.

Holders of ADSs do not have the same rights as Polestar shareholders who hold Company securities directly. Holders of the AD securities are only be able to exercise the voting rights with respect to the underlying Company securities in accordance with the provisions of the Deposit Agreements. The holders and beneficial owners of the AD securities are parties to and bound by the terms of the Deposit Agreements for the AD securities they own. Under the Deposit Agreements, ADS holders must vote by giving voting instructions to the depositary. If Polestar asks for instructions of ADS holders, then upon receipt of such voting instructions, the depositary will try to vote the underlying Company securities in accordance with these instructions. ADS holders are not able to directly exercise their right to vote with respect to the underlying Company securities unless they present their ADSs for cancellation and withdraw the underlying Company securities prior to the applicable record date for the meeting. When a meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the underlying Company securities his or her AD securities to allow such holder to vote with respect to any specific matter. Polestar has agreed to give the depositary prior notice of meetings of holders of shares and warrants. Nevertheless, Polestar cannot assure you that holders of AD securities will receive the voting materials in time to ensure that holders of AD securities can instruct the depositary to vote the underlying shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out holders’ of AD securities voting instructions. This means that a holder of AD securities may not be able to exercise the right to vote and may have no legal remedy if the underlying Company securities underlying his or her of AD securities are not voted as such holder requested. Please see Item 12.D in this Report for additional information.

The depositary for the AD securities will give Polestar a discretionary proxy to vote the Company securities underlying the AD securities if the holders of such AD securities do not give timely voting instructions to the depositary, except in limited circumstances, which could adversely affect the interests of holders of the ADSs.

Under the Deposit Agreements for the AD securities, if any holders of AD securities do not vote their AD securities, the depositary will give Polestar a discretionary proxy to vote the Company securities underlying such AD securities at shareholders’ meetings unless:

•	Polestar has failed to timely provide the depositary with notice of meeting and related voting materials;

•	Polestar has instructed the depositary that it does not wish a discretionary proxy to be given;

•	Polestar has informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if any such holder of the AD securities does not provide timely and valid voting instructions, such holder cannot prevent the Company securities underlying such AD securities from being voted, except under the circumstances described above. This may make it more difficult for holders of AD securities to influence the management of Polestar.

The Polestar Articles and the Deposit Agreements may provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act and that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of securityholders of Polestar to choose a favorable judicial forum for disputes with Polestar or Polestar’s directors, officers or employees.

The Polestar Articles provide that unless Polestar consents in writing to the selection of an alternative forum, the courts of England and Wales will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Polestar; (ii) any action, including any action commenced by a member of Polestar in its own name or on behalf of Polestar, asserting a claim of breach of any fiduciary or other duty owed by any director, officer or other employee of Polestar (including but not limited to duties arising under the Companies Act); (iii) any action arising out of or in connection with the Polestar Articles or otherwise in any way relating to the constitution or conduct of Polestar; or (iv) any action asserting a claim against Polestar governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America). The Deposit Agreements will also provide for exclusive forum in state and federal courts in the City of New York. This forum selection provision in the Polestar Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. The Polestar Articles provide that the federal district courts in the United States will be the exclusive forum for claims against Polestar under the Securities Act and the Exchange Act.

Although Polestar believes these exclusive forum provisions will benefit Polestar by providing increased consistency in the application of U.S. federal securities laws and the laws of England and Wales in the types of lawsuits to which they apply, these choice of forum provisions may increase a securityholder’s cost and limit the securityholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Polestar or Polestar’s directors, officers or other employees, which may discourage lawsuits against Polestar and Polestar’s directors, officers and other employees. Polestar’s shareholders will not be deemed to have waived Polestar’s compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of Polestar’s exclusive forum provision. Any person or entity purchasing or otherwise acquiring any of the Shares or other securities, whether by transfer, sale, operation of law or otherwise, will be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions. The Securities Act provides that state courts and federal courts will have concurrent jurisdiction over claims under the Securities Act, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provision to be inapplicable or unenforceable, and if a court were to find this provision in the Polestar Articles to be inapplicable or unenforceable in an action, Polestar may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on Polestar’s business and financial performance.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the Deposit Agreements.

Under the Deposit Agreements, any action or proceeding against or involving the depositary arising out of or based upon the Deposit Agreements or the transactions contemplated thereby or by virtue of owning the ADS may only be instituted in state and federal courts in the City of New York, and a holder of the ADS will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, there is uncertainty as to whether a court would enforce this exclusive jurisdiction provision. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder. Also, Polestar may amend or terminate the Deposit Agreement without the consent of any holder of ADSs. If a holder continues to hold its ADSs after an amendment to the Deposit Agreement, such holder agrees to be bound by the applicable Deposit Agreement as so amended.

ADS holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreements, which could result in less favorable results to the plaintiff(s) in any such action.

The Deposit Agreements governing the ADSs provide that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the Deposit Agreements or the ADSs, including claims under U.S. federal securities laws, against Polestar or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the Deposit Agreements with a jury trial. Although Polestar is not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is Polestar’s understanding that jury trial waivers are generally enforceable. Moreover, insofar as the Deposit Agreements are governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. Polestar believes that this is the case with respect to the Deposit Agreements and the ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the Deposit Agreements or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by Polestar or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

If any owner or holder of ADSs brings a claim against Polestar or the depositary in connection with matters arising under the Deposit Agreements or the ADSs, including claims under U.S. federal securities laws, such owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against Polestar or the depositary. If a lawsuit is brought against Polestar or the depositary under the Deposit Agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

The depositary for the ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of the ADSs upon deposit of Company securities (other than in the case of ADSs issued pursuant to the Business Combination), cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. For more information, please see Item 12 “Description of Securities Other Than Equity Securities.” In the case of ADSs issued by the depositary into the DTC the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for the ADSs will not be responsible for any United Kingdom stamp duty or SDRT arising upon the issuance or transfer of ADSs but will require the person who deposits shares or warrants to pay the applicable United Kingdom stamp duty or SDRT. For more information, please see Item 3.D “Risk Factors—Risks Related to Tax—Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities.”

The ADS holders may not receive dividends or other distributions of the Shares and the holders thereof may not receive any value for them, if it is illegal or impractical to make them available to such holders.

Under the terms of the Deposit Agreements, the depositary of the ADSs will agree to distribute to holders of the ADSs the cash dividends or other distributions it or the custodian receives on the applicable deposited securities underlying the ADSs, after deducting its fees, taxes and expenses. For more information, please see Item 12 “Descriptions of Securities Other Than Equity Securities.” Holders of the ADSs will receive these distributions in proportion to the number of ADSs they hold. However, the depositary is not responsible for making such distributions if it decides that such distributions are unlawful or impractical. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. Polestar has no obligation to register under U.S. securities laws securities received through such distributions. Polestar also has no obligation to take any other action to permit the distribution of ADSs. This means that holders of the ADSs may not receive distributions Polestar makes on its securities or any value for them if it is illegal or impractical for Polestar to make them available to such holders. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs may experience dilution of their holdings due to their inability to participate in rights offerings.

Polestar may, from time to time, distribute rights to its shareholders, including rights to acquire securities. Under the Deposit Agreements for the ADSs, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. Polestar may be unable to establish an exemption from registration under the Securities Act, and Polestar is under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in Polestar’s rights offerings and may experience dilution of their holdings as a result.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when Polestar’s share register or the books of the depositary are closed, or at any time if Polestar or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is “Polestar Automotive Holding UK PLC.” The Company was incorporated under the laws of England and Wales as a company limited by shares on September 15, 2021 and was re-registered as a public limited company under the laws of England and Wales in connection with the Business Combination. The Company’s registered office in England is Suite 1, 3rd Floor, 11-12 St James’s Square, London SW1Y 4LB. The address of the principal executive office of the Company is Assar Gabrielssons Väg 9 405 31 Göteborg, Sweden, and the telephone number of the Company is (949) 735-1834.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. The material terms of the Business Combination are also described in Item 10. “Additional Information” of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://www.polestar.com/us/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Summary

Polestar is determined to improve society by accelerating the shift to sustainable mobility.

Polestar is a pure play, premium electric performance car brand headquartered in Sweden, designing products that are engineered to excite consumers and drive change. Polestar defines market-leading standards in design, technology and sustainability. Polestar was established as a premium electric car brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global car manufacturers. Polestar has an asset-light, highly scalable business model with immediate operating leverage.

Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium luxury electric vehicle market in 2019. With a carbon fiber body, Polestar 1 has a combined 609 horse power (hp) and 1,000 Newton-metre (Nm) of torque. Production of the Polestar 1 ceased at the end of 2021. Polestar 2, an electric performance fastback and our first fully electric, high volume car was launched in 2020. Polestar 2 has three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with up to 300 kW / 408 hp and 660 Nm of torque. Polestar 1 and Polestar 2 have received major acclaim, winning multiple globally recognized awards across design, innovation and sustainability. Highlights for Polestar 1 include Insider car of the year and GQ’s Best Hybrid Sports Car. Polestar 2 alone has won over 50 awards, including various Car of the Year awards, the Golden Steering Wheel, Red Dot’s Best of the Best Product Design and a 2021 Innovation by Design award from Fast Company.

Today Polestar’s cars are on the road in nineteen markets across Europe, North America, China and Asia Pacific. Polestar intends to continue its rapid market expansion with the aim that its cars will be available in an aggregate of 30 markets by the end of 2023. Polestar also plans to introduce three new electric vehicles by 2024; Polestar 3, an aerodynamically optimized SUV; Polestar 4, a sporty SUV coupe and Polestar 5, a luxury 4 door GT. Polestar’s target is a production volume of approximately 290,000 vehicles per annum by the end of 2025. With these expanded markets and additional vehicles, Polestar expects to compete in segments constituting almost 80% of the global premium luxury vehicle market by volume of units sold. Polestar believes the premium luxury vehicle segment is one of the fastest growing vehicle segments, and expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.

Polestar has also established an important goal to create a truly climate neutral car by the end of 2030, which it refers to as the Polestar 0 project. The development of a truly climate neutral car by the end of 2030 is a significant milestone on the path to Polestar’s goal of becoming a climate neutral company by the end of 2040.

Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. The Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China and in Charleston, South Carolina in the United States (a facility operated by Volvo Cars). Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely, provides it with access to a combined installed production capacity of about 750,000 units per annum across three continents, and gives Polestar’s highly scalable business model immediate operating leverage. Polestar also plans on expanding its production capacity in Europe by leveraging plants that are owned and operated by Volvo Cars.

Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their order on-line. Alternatively, Polestar Locations are where customers can see, feel and test drive our vehicles prior to making an on-line purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar’s customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. Polestar currently has over 40 permanent Polestar Locations (and over 60 temporary or “pop up” locations). Polestar plans to extend its retail locations to a total of over 150 in existing and new markets by the end of 2023. In addition, Polestar leverages the Volvo Cars service center network to provide access to over 800 customer service points worldwide in support of its international expansion.

Polestar’s research and development expertise is a core competence and Polestar believes it is a significant competitive advantage. Current proprietary technologies under development include bonded aluminum chassis architectures and their manufacture, a high-performance electric motor and bi-directional compatible battery packs and charging technology.

Polestar has drawn extensively on the industrial heritage, knowledge and market infrastructure of Volvo Cars. This combination of deep automotive expertise, paired with cutting-edge technologies and an agile, entrepreneurial culture, underpins Polestar’s differentiation, potential for growth and success.

Recent Developments

The preliminary estimated global volume data for the three months ended March 31, 2022 and the month of April 2022 are prepared based upon Polestar management’s current best estimates and are subject to risks and uncertainties. The global volume data discussed below should be read in conjunction with the Item 3.D “Risk Factors” and Item 5 “Operating and Financial Review and Prospects” sections and the Polestar Financial Statements and the related notes thereto included elsewhere in this Report. Polestar’s actual results may differ from the preliminary estimates and could vary by up to 2%. The data has been prepared by and is the responsibility of Polestar management. Deloitte has not audited, reviewed, compiled or performed any procedures with respect to any of the data set forth in this section. Accordingly, Deloitte does not express an opinion or any other form of assurance with respect thereto.

During the three months ended March 31, 2022, Polestar estimates it delivered approximately 9,500 vehicles of which approximately 440 vehicles are subject to buy-back agreements and approximately 460 vehicles were internal vehicle deliveries. This compares with estimated deliveries of 4,500 vehicles during the three months ended March 31, 2021, during which Polestar did not sell any vehicles subject to buy-back agreements and approximately 160 vehicles were internal vehicle deliveries. Internal vehicle deliveries are vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at the time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory. The estimated deliveries during the three months ended March 31, 2022 reflect, in part, global supply chain disruptions and logistical constraints incurred as a consequence of the conflict between Russia and Ukraine. In addition to these impacts, Polestar management also believes the impact of the prolonged COVID-19 government mandated quarantines and lockdowns in China have negatively impacted Polestar, and are expected to continue to negatively impact Polestar and its strategic and contract manufacturing partner, Volvo Cars’, ability to manufacture and deliver Polestar vehicles in the volumes previously anticipated by Polestar. Accordingly, Polestar currently estimates that global deliveries in 2022 will be approximately 50,000 vehicles as compared to its prior expectations of 65,000 vehicles. See Item 5 “Operating and Financial Review and Prospects—Polestar Automotive Holding Limited—Factors Affecting Future Results of Operations,” Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar is dependent on its strategic partners and suppliers, some of which are single-source suppliers, and the inability of these strategic partners and suppliers to deliver necessary components of Polestar’s products on schedule and at prices, quality levels and volumes acceptable to Polestar, or Polestar’s inability to efficiently manage these components, could have a material and adverse effect on Polestar’s results of operations and financial condition” and “—The global COVID-19 outbreak and the global response could continue to affect Polestar’s business and operations.”

During April 2022, Polestar estimates that it delivered approximately 4,100 vehicles, of which approximately 120 vehicles are subject to buy-back agreements and approximately 100 vehicles were internal vehicle deliveries, compared to an estimated 1,600 vehicles delivered during April 2021, when no vehicles included buy-back agreements and approximately 100 vehicles were internal vehicle deliveries.

As of June 15, 2022, Polestar had received total customer orders of over 32,000 vehicles, an increase of approximately 290% versus the same period last year. Total customer orders include orders placed since January 1, 2022 through June 15, 2022, which have been delivered or are yet to be delivered. The orders may be cancelled, and any deposit, where applicable, returned.

As of June 15, 2022, Polestar operated in 25 markets, up from 19 markets as of December 31, 2021. This increase reflects Polestar’s efforts to continue its rapid market expansion with the aim that its cars will be available in an aggregate of 30 markets by the end of 2023. Polestar expects to enter new markets this year in Europe, including Spain, Portugal and Italy, and the Middle East, including Israel.

Global Strategic Partnership with Hertz

On March 11, 2022, Polestar entered into a letter of intent with Hertz pursuant to which Hertz intends to commit to purchase 65,000 or more Polestar vehicles during a 5-year period beginning in 2022. Polestar and Hertz signed four regional purchase agreements covering the United States, Canada, Europe, and Australia. The new global strategic partnership was announced by Polestar and Hertz Global Holdings, Inc. (NASDAQ: HTZ) on April 4, 2022. Availability of vehicles was expected to begin in Spring 2022 in Europe and late 2022 in North America and Australia. Under the partnership, Hertz is expected to initially order Polestar 2s. Polestar announced on June 9, 2022 that it began delivering new Polestar 2 electric cars to Hertz as part of this agreement and that in addition, Hertz is now adding the Polestar 1 electric performance hybrid to their Dream fleet as well.

Declarations of Intent by Snita and PSD Investment Limited

Polestar’s business is capital-intensive, and Polestar expects that the costs and expenses associated with its planned operations will continue to increase in the near term and, accordingly, Polestar anticipates that it will need to raise additional funds from time to time. Snita and PSD Investment Limited have each executed a Declaration of Intent (the “Declarations of Intent”). The Declarations of Intent are substantially identical and set forth the parties’ intention to subscribe for their pro rata share of equity or equity linked securities issued by Polestar in the event of any offering of such securities until March 31, 2024. The Declarations of Intent also provide that, (i) Polestar will actively seek appropriate debt financing and engage in raising capital from the market, and (ii) to the extent either Snita and/or PSD Investment Limited decide to make such investments, those investments will be made on market terms and conditions substantially identical to, or better than, those offered to third party investors and will be subject to all necessary corporate and/or regulatory approvals of Snita, Volvo Cars and/or PSD Investment Limited, as the case may be. The Declarations of Intent are not undertakings or guarantees, and any decision to invest in any offerings of securities by Polestar in the future are within the sole discretion of Snita and PSD Investment Limited, respectively. There can be no assurance that Snita and/or PSD Investment Limited will make any investment in the share capital of Polestar prior to March 31, 2024, or at all. There can also be no assurance that the amount of any further investment in Polestar by Snita and/or PSD Investment Limited will be sufficient to meet Polestar’s requirements or on terms acceptable to Polestar. See Item 3.D “Risk Factors—Risks Related to Financing and Strategic Transactions—Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all” and Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Declarations of Intent by Snita and PSD Investment Limited.”

Polestar’s Strategy

The global car industry is undergoing a fundamental transformation and Polestar believes it is optimally positioned at the forefront of this change. The premium luxury electric vehicle segment is one of the fastest growing in the global car market. This growth is driven by increasing consumer awareness of environmental impact, technological improvement and shifting consumer preference. Increasingly stringent environmental regulation and expanded charging infrastructure will also drive adoption of electric vehicles. Polestar expects growth in the premium luxury electric vehicle segment to significantly outpace overall premium vehicle growth and estimate the global electric vehicle segment will represent a $280 billion to $320 billion market segment by 2025 based on management estimates. In order to capitalize on these trends, Polestar intends to implement the following strategy.

•

Expand international sales, support and manufacturing presence. With global sales from day one, Polestar intends to continue its rapid market expansion aiming to be present in an aggregate of 30 markets by the end of 2023. Polestar’s expansion plans include building presence in fast growing markets in the Asia Pacific region as well as the Middle East. Polestar’s digital first, direct to consumer approach enables its customers to browse Polestar’s products, configure their preferred vehicle and place their order on-line. Customers who wish to get to know the physical product or go for a test drive can visit one of the Polestar Locations. At December 31, 2020 Polestar had 26 permanent Polestar Locations (and a further 14 temporary or “pop up” locations). Currently Polestar has over 40 permanent Polestar Locations (and over 60 temporary or “pop up” locations). Polestar plans to extend its retail locations to a total of over 150 in existing and new markets by the end of 2023.

Polestar currently leverages the Volvo Cars service center network to provide access to over 800 customer service points worldwide in support of its international expansion. Polestar plans to extend this service center network to a total of over 1,100 by the end of 2023.

Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. Polestar intends to expand its manufacturing presence to facilities in the US and in Europe, in each case operated by Volvo Cars. For example, Polestar intends to produce the Polestar 3 in Volvo Cars’ plant in Charleston, South Carolina as well as in China.

•

Continue to develop Polestar’s portfolio of vehicles. Polestar currently intends to launch three additional vehicles by 2024. Polestar expects to launch Polestar 3, an electric performance SUV, in 2022 and to launch Polestar 4, an electric SUV coupe in 2023. In addition, Polestar currently plans to launch Polestar 5, a premium electric 4 door GT, in 2024. Polestar believes that expanding its product line-up with these vehicles will enable us to compete in segments constituting almost 80% of the global premium luxury vehicle market by volume of units sold. Polestar believes the premium luxury vehicle segment is one of the fastest growing vehicle segments, and Polestar expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.

•

Continue to develop sustainable electric vehicle technologies as well as separately monetizing Polestar’s investment in research and development. Polestar intends to continue to develop technologies to mitigate its environmental impact from vehicle concept through to materials and production techniques. Polestar’s Polestar 0 project, which aims to develop a truly climate neutral car by the end of 2030 will be a significant focus of Polestar’s research and development activities, including through the development of new interior materials and structural components designed to further reduce Polestar’s environmental impact. See Item 4.B “Information On The Company—Business Overview—Design, Research and Development and Sustainability—Sustainability.”

Polestar will continue to focus on developing cutting-edge technology, including bonded aluminum chassis architectures and their manufacture and the complimentary development of a high-performance electric motor. Polestar will also continue its efforts on battery management and its bi-directional battery pack (400V and 800V) systems and onboard bi-directional 22 kW Charger. Polestar also intends to take the opportunity to monetize these new technologies through sales and licensing arrangements with other market participants.

Polestar’s Strengths

Polestar believes it benefits from a number of competitive advantages:

•

Polestar operates in one of the fastest-growing market segments of the industry. Polestar expects growth in the premium luxury electric vehicle segment to outpace overall premium vehicle growth and estimates the electric vehicle segment will represent a $280 billion to $320 billion market segment by 2025 based on management estimates. Polestar believes its ability to leverage a global manufacturing footprint and expanding market coverage coupled with a scalable and asset light business model means it is well positioned to capitalize on this growing market. Polestar started selling electric cars globally in August 2020 and its plan is to grow from selling approximately 10,000 cars in 2020 to sales of approximately 290,000 cars in 2025.

•

Polestar is one of only two global premium electric vehicle manufacturers already in mass production. Currently, Polestar and Tesla are the only global pure play premium electric vehicle manufacturers in mass production. New entrants would have to develop significant core competencies to match Polestar’s proprietary technology as well as the access to vehicle design and manufacturing capabilities and sales and service infrastructure that Polestar receives from Volvo Cars and Geely. Polestar believes these advantages constitute a significant barrier to entry.

•

Polestar has a distinct culture with a focus on innovation and an experienced management team. Polestar has a distinct corporate culture which is designer-led, visionary and fully committed to sustainability. As a relatively young company with progressive ideals Polestar believes talented people with the right analytical and creative skills are drawn to it. Polestar’s chief executive officer Thomas Ingenlath was previously senior vice president of design at Volvo Cars and is widely credited as one of the key players behind Volvo Cars’s recent award-winning design renaissance. Chief financial officer Johan Malmqvist has broad experience across multiple sectors including in the United States and publicly listed companies. Chief operating officer Dennis Nobelius is the previous chief executive officer of assisted and autonomous driving software provider Zenuity, a business whose technology Polestar intends to utilize in future vehicles, starting with the Polestar 3.

•

Polestar has a scalable, asset-light business model with immediate operating leverage. Polestar has a scalable, asset-light business model that leverages the experience and manufacturing resources of Volvo Cars and Geely. Polestar has access to their technology, manufacturing footprint, logistical infrastructure and information technology systems. Access to these services gives Polestar the flexibility to scale production quickly with demand, using an already operational ecosystem, and has enabled Polestar to rapidly launch the brand globally. Polestar believes this asset-light model requires significantly less capital to produce vehicles and revenue compared to traditional manufacturers or other electric vehicle companies.

•

Polestar has a digital-first, direct to consumer approach with a differentiated distribution and service model. Polestar’s sales and distribution model is focused on a direct customer experience, reducing multiple traditional inefficiencies coupled with a differentiated distribution. Using the Polestar mobile application (the “Polestar App”) or other digital connections, clients can discover Polestar’s products, configure and personalize them, choose a financing option and purchase on-line, creating a seamless experience. Complementing this digital experience, customers can see, feel and test drive our vehicles, at one of the Polestar Locations prior to making an on-line purchase. Polestar believes this combination of digital and physical retail presence serves to deliver a seamless experience for its customers. Polestar’s customers benefit from a comprehensive service network which leverages the existing Volvo Cars service center network.

•

Polestar’s design-led focus on sustainability. Polestar believes that its emphasis on environmentally sustainable products, using Scandinavian avant-garde design and high tech minimalism engages and attracts customers who share its ethos and design aesthetic. Polestar’s brand and product designs have received multiple global awards since the launch of the Polestar 1 in 2019 including Red Dot’s Brand of the Year as well as Best of the Best Product Design for Polestar 2. Polestar Precept has also captured imaginations most recently winning three of the four 2021 EyesOn Design awards. Sustainability remains a core principal for Polestar and it continues to work to reduce its impact on the environment in every aspect of its business, but with a particular focus on the manufacturing of its cars. Polestar is actively targeting climate neutral manufacturing processes and materials and uses tools such as Life Cycle Analysis to help it both ascertain the impact of its vehicles and to identify opportunity. Polestar transparently shares this information with its customers so they can make an informed buying decision and can track Polestar’s progress.

•

Polestar’s proprietary technology. Polestar believes its proprietary electric vehicle technology provides it with a substantial competitive advantage. Research and development, a core competence, is focused on areas such as lightweight chassis architectures and manufacturing, electric propulsion and motors and bi-directional battery packs that Polestar believes will significantly enhance the competitiveness of its vehicles. For example, Polestar is developing one of the most powerful electric motors in the market, the P10, which will be capable of delivering as much as 450kW of power, or 600hp alone and even more power when coupled with a front motor. Our state-of-the-art 800V battery pack technology is expected to be included in the Polestar 5 when launched in 2024.

Polestar’s Vehicles

Polestar 1

Polestar 1 is Polestar’s halo car, a car intended to establish Polestar’s brand in the premium luxury electric vehicle market. Polestar 1 was manufactured at Polestar’s facility in Chengdu, China. First revealed in October 2017, commercial production commenced in 2019. Polestar 1 features a highly advanced and technically innovative powertrain, combined with composite materials and leading-edge technology mechanical components.

The hybrid powertrain features two electric motors on the rear axle – one for each wheel – mated to a front-mounted petrol engine which features turbo- and supercharging. A third electric motor is integrated between the crankshaft and gearbox for extra electric torque for the front wheels. Combined output is 609 hp and 1,000 Nm of torque. With three battery packs totaling 34 kWh, Polestar 1 features an all-electric range of 124 km–the longest electric range of any plug-in hybrid in the world to date.

The body of Polestar 1 is made from carbon fibre reinforced polymer (“CFRP”) which lowers the vehicle’s weight as well as its center of gravity. The CFRP body also allowed the car’s designers to create truly emotive and sharp styling cues that cannot be stamped into traditional metal body panels. Under the surface, the CFRP body features a carbon fibre “dragonfly” between the front seats and the rear of the vehicle, further reinforcing the car’s chassis.

Driving dynamics are key to the Polestar experience and Polestar’s engineers spent years developing the “Polestar feeling” with Polestar 1. Crucial to this was the co-development of leading-edge technology mechanical components – like the manually adjustable Öhlins Dual Flow Valve dampers with double wishbone design and 6-piston Akebono brake calipers.

The fitment of the two rear electric motors, each with a planetary gear set, allowed engineers to develop real torque vectoring algorithms for Polestar 1. The effects of this are particularly evident during cornering – rather than slowing down the inner wheel, the outer wheel is accelerated to help the car turn more sharply. The torque vectoring also allows the driver to apply power earlier than expected on the exit of a corner, resulting in a truly exhilarating experience.

Featuring Pure, Hybrid and Power drive modes, Polestar 1 can be driven in different ways depending on the driver needs and preference. In Pure mode, the combustion engine is shut off and Polestar 1 operates as a fully electric vehicle. The two rear electric motors generate total power of 170 kW and torque of 492 Nm. In Hybrid mode, Polestar 1 utilizes the electric motors and petrol engine according to demand from the driver, seamlessly switching between the two as needed. In Power mode, both the electric motors and combustion engine are utilized at all times, allowing the driver to take advantage of the full 609 hp and 1,000 Nm of torque, along with sharper responses from the throttle, steering and gearbox. Top speed is limited to 155 mph and the 0-62 mph sprint takes 4.2 seconds.

Polestar 1 went into production at Polestar’s Chengdu, China facility in 2019. The facility was the only Leadership in Energy and Environmental Design, or LEED, Gold accredited automotive manufacturing facility in China. With a planned three year production run and a limited build capacity of up to 500 units per year, production of the car ceased in 2021. The car retails in Polestar’s original launch markets in Europe, North America and China.

Polestar 2

Polestar 2 is an electric performance fastback and Polestar’s first fully electric, high volume model. Polestar 2 is manufactured at the Luqiao, China facility, which is owned and operated by Volvo Cars and which Volvo Cars renamed “Taizhou” after acquiring the plant from Geely in December 2021. First revealed in 2019, production commenced in 2020.

Polestar 2 model range includes three variants – Long range dual motor (300 kW (408 hp)/ 660 Nm), Long range single motor (170 kW (231 hp)/ 330Nm) and Standard range single motor (165 kW (224 hp)/ 330 Nm) – combined with three optional packages – Pilot, Plus and Performance – to provide consumers with the perfect Polestar 2 for their needs. Pilot and Plus packages encompass driver convenience and comfort features, while the Performance package adds further dynamic and visual appeal with Öhlins Dual Flow Valve dampers, 4-piston Brembo brakes, forged alloy wheels and, naturally, Polestar’s signature gold detailing inside and out. Polestar believes this modular approach simplifies both the purchase and manufacturing process while enhancing the customer experience.

Polestar 2 was the first car in the world to feature an infotainment system powered by Google’s Android Automotive OS, with Google built-in. Developed in collaboration with Google, the Android system revolutionizes the way car infotainment system can be integrated, and with Google Assistant, Google Maps and the Google Play Store integrated, owners can benefit from one of the best voice and navigation systems in the world. The user interface is bespoke to Polestar 2 and developed in-house. With an open developer portal that features an Android Automotive OS emulator, Polestar also provides app developers the ability to develop apps for use in the car (for example a parking app from Easy Park, that can be downloaded directly to the car to simplify payment of parking fees) in shorter time than is generally required to develop apps for unique operating systems used by traditional car producers.

The Polestar 2 has been designed and produced in accordance with Polestar’s emphasis on design led sustainability. It was in connection with the launch of Polestar 2 in 2020 that Polestar released its first Life Cycle Assessment report, with full methodology and transparency, and with a call to the industry at large for a uniformly open and transparent way of disclosing the carbon footprint of electric vehicles from all manufacturers. In early 2021, Polestar took this transparency a step further by integrating a Product Sustainability Declaration into Polestar Locations and on its website and will continue to disclose such information going forward. See Item 4.B “Information On The Company—Business Overview—Design, Research and Development and Sustainability—Sustainability.”

Precept, Future Vehicles and Polestar 0 project

In March 2020, Polestar revealed Polestar Precept, a design study intended to showcase Polestar’s vision of the brand’s future, demonstrating innovation and ambition across three focus areas—design, technology and sustainability.

Polestar Precept was created as the manifesto for and design direction of Polestar’s future models. By the end of 2024, Polestar currently intends to have launched three new vehicles; Polestar 3, an electric performance SUV; Polestar 4, a SUV coupe and Polestar 5—a luxury electric 4 door GT.

Precept

In October 2020, Polestar announced at the Shanghai Motor Show that it would aim to produce a luxury 4 door GT based on the Precept concept; this will be the Polestar 5.

The design of the Precept’s interior is defined by sustainability and offered an opportunity to work with new materials and processes. Similarly, the design seeks to capitalize on the evolution of the Human Machine Interface (“HMI”) based on Polestar 3 interactions and Google Android Automotive to deliver an enhanced customer experience.

Sustainable new interior materials balance modern high-tech luxury with reduced environmental impact. These sustainable materials include recycled PET bottles, reclaimed fishing nets and recycled cork vinyl. A flax-based composite developed by external partner Bcomp Ltd is featured in many interior and some exterior parts. Polestar’s ambition is to bring much of this sustainability into production.

The next generation infotainment system HMI, powered by Android, builds on Polestar’s close collaboration with Google. An enlarged, portrait-oriented 15-inch center touch screen complements a 12.5-inch driver display, and the two are linked by an illuminated blade that encompasses the entire interior. In this execution, the unique Polestar emblem floats holographically inside a solid piece of Swedish crystal between the rear seat headrests.

Supporting the advancement of a personalized and dynamic digital interface, the instrument panel also hosts an array of smart sensors. Eye tracking will allow the car to monitor the driver’s gaze and adjust the content of the various screens accordingly. Proximity sensors also enhance the usability of the center display when driving.

The sculpted form of the Polestar Precept sets the tone for future Polestar vehicles. The vehicle’s proportions define its presence with restrained surfacing and a focus on aerodynamic efficiency.

The front grille is replaced by the Polestar SmartZone, representing a shift from breathing to seeing. An area which once channeled air to radiators and the internal combustion engine now houses technology for safety sensors and driver assistance functions. Two radar sensors and a high- definition camera are located behind a transparent panel. In addition, a light detection and ranging (“LiDAR”) sensor, mounted atop the glass roof, is given optimal visibility as a next step towards increased driving assistance. The Thor’s Hammer LED headlight signature evolves with separated elements, taking on a dynamic and brand-defining interpretation.

Precept features an integrated front wing above the SmartZone which accelerates air flow over the long bonnet. This allows air to attach itself to the surface earlier, which improves laminar flow and aerodynamic efficiency and thus improves the vehicle’s performance and range. At the rear, the wide light-blade spans the entire width of the car, extending into vertical aero-wings – another aerodynamic feature and a nod to light weight design.

Show cars, concept cars and vision statements

Periodically Polestar will use concept cars and other models and devices to further outline the future vision of Polestar. Concept cars are not associated with Polestar’s series production cycle plan (or business plan) but give the brand the opportunity to share new ideas and visuals to both gauge consumer opinion and provide insight. Such vehicles or devices are imperative in a sector such as automotive that has lengthy product development cycles. Concept cars are also a tool to engage wider stakeholders, from press to investors to generate interest, conversation and provide a halo across the brand.

On March 2, 2022, Polestar revealed Polestar O2, a new concept car to demonstrate Polestar’s vision of a sports roadster with open-top performance—with all the benefits of electric mobility. The Polestar O2 concept car is related to the Polestar Precept concept car but with its own distinct character. The look of Polestar O2 shows how Polestar’s evolving design language can be adapted to different body styles with a strong family resemblance. The concept leverages a modified version of the bonded aluminum unibody that is planned to underpin Polestar 5 and further reinforces the importance of in-house research and development capabilities. Sustainability is another core tenet of the design study with a mono-material interior further illustrating how the brand is looking to drive progress through innovative materials manufacturing processes.

Polestar 3

Polestar expects to launch the Polestar 3 in 2022. Polestar 3 will be a luxurious electric performance SUV with seating for five and design direction previewed by Precept. It is an aerodynamically-optimized using multiple design features to smooth airflow and reduce drag. The two seating rows in Polestar 3 stretch out between the long wheelbase offering luxurious and spacious legroom for the rear passengers even when the tallest driver is sitting in the front seat. Polestar 3 will define the SUV for the electric era by combining the high seating position favored by customers with a highly efficient aerodynamic silhouette.

Priced in the range of a Porsche Cayenne – it will be Polestar’s first product with centralized computing, powered by Nvidia, and with redundant system possibilities. Polestar expects to include a variety of technological advances in Polestar 3 over time. These features will include unsupervised highway piloting by software from Zenseact (an autonomous driving software development subsidiary of Volvo Cars), and the best-in-class LiDAR sensor pod from Luminar, all of which is expected to be fully implemented in Polestar 3 vehicles by 2024.

Polestar 4

Polestar currently plans to launch Polestar 4 in 2023. Polestar 4 will be a sporty SUV coupe, more compact than, and priced below, Polestar 3 with a high-volume potential. With an avant-garde design inspired and previewed by Polestar Precept, the minimalist SUV coupe will offer excellent rear passenger comfort.

Priced in the range of the Porsche Macan, Polestar 4 will aim to offer driving dynamics and minimalist style to a larger market segment.

Polestar 5

Polestar currently plans to launch the Polestar 5 in 2024. Polestar 5 will be an epic 4 door grand tourer that most closely follows inspiration from the Precept. Priced to compete with a Porsche Panamera, the vehicle will introduce new in-house aluminum body and chassis and powertrain architectures.

Polestar expects that Polestar 5 will be manufactured at a new state-of-the-art plant in China, built by Geely and to be operated by Polestar. The plant will meet a high standard of sustainability, aiming for LEED Gold accreditation.

Polestar 0 project

In April 2021, Polestar announced an important goal of creating a truly climate-neutral car by 2030 a significant and necessary step to reach its goal of becoming a climate neutral company by 2040.

Today, an electric car manufactured and charged on the current global electricity infrastructure mix has a smaller carbon footprint than an internal combustion engine car through its useful life. However, Polestar has set a target of producing a car by 2030 that is truly climate neutral when it rolls out of Polestar’s factories’ gates.

As a company, Polestar cannot directly control how its cars are charged or how they are disposed of after their use phase has ended. Polestar can control what happens before the car is handed over to the customer: the carbon footprint of the materials production, battery module and manufacturing process. For the Polestar 2, that carbon footprint was 26.2 tons in 2020 with most of the impact coming from three categories: aluminum, batteries and steel. Together they account for 75% of the 24 tons attributable to materials production and battery modules. Add electronics and polymers and the total is 92%. While a lot of focus naturally will be on those categories, the goal is to reduce all to zero, including Polestar’s manufacturing footprint.

Design, Research and Development and Sustainability

Design

Design is at the core of Polestar. Polestar is a Scandinavian brand with pure, minimalist design. Polestar’s design is progressive and defines the avant-garde of the electric and sustainable age. Polestar celebrates technology in its creations and innovation is its driving force. Performance is not only a capability of Polestar’s products but the mindset of Polestar’s whole company. Polestar’s vehicles have been widely recognized for their outstanding design and performance credentials and Polestar 1 and Polestar 2 have each received numerous awards, including, among others, High-performance Luxury GT Coupe of the Year and Luxury High-Performance Electric Vehicle of the Year for Polestar Land Car of the Year titles in Norway, Switzerland, Germany (Luxury) China (Green Car), Germany’s Golden Steering wheel as well as the Edie Sustainability Leader award for Polestar 2.

Progressive designs force Polestar to innovate and develop new technologies, technologies that in turn can improve customer experience and/or improve vehicle and sustainability performance. Polestar’s sustainability goals guide its design teams to continually innovate and drive even more progressive thinking. Polestar believes that its designs reflect the central tenants of Scandinavian design, with a focus on luxury minimalism and an emphasis on responsible material choices and such as the use of recycled and naturally grown materials. An example is that the Polestar UX (user experience) team is part of the design department bringing interaction with the car to the heart of the design process. New technologies, such as connectivity and autonomous drive, will create further opportunities.

Research and Development

Polestar’s research and development strategy is to focus its own resources on the development of key electric vehicle technologies while accessing the benefit of investments in other technology from within the larger Volvo Cars and Geely family. Polestar also accesses and utilizes battery labs, wind tunnels, VR simulations and testing, proving grounds both in UK and in Sweden.

Polestar’s research and development teams are located in Sweden and the United Kingdom. In Sweden, Polestar’s headquarters and research and development team is located in Gothenburg close to the facilities and competences at Volvo Cars and its surroundings. This research and development team is focused on collaboration with Volvo Cars in a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in the Mira Technology Park in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom is chassis and dynamics, aluminum bonding and architecture and sports car design.

Sustainability

Polestar has a philosophy to design towards zero, actively using Scandinavian minimalist design to engage customers and minimize our environmental impact. Polestar seeks to achieve its clear sustainability goals by establishing concrete targets focusing on four pillars of its sustainability approach:

•

Climate Neutrality: Combating the emission of greenhouse gases is one of the top priorities of Polestar. Most greenhouse gas emissions associated with its vehicles are related to the use of fossil fuels in energy conversion. Coal power is highly present in Polestar’s supply chains as it operates, and predominantly sources, in China. Aside from greenhouse gas emissions, the burning of fossil fuels also leads to emissions of sulfur dioxide, nitrogen oxides and particulates that affect the environment and the health of people living in the local areas surrounding the power plants. The use of renewable energy in the Polestar supply chain is absolutely key for it to reach climate neutrality and improve local air quality. Polestar has set two goals to achieve climate neutrality: Polestar is to be climate neutral by 2040 and create a climate neutral car (cradle-to-gate) by 2030. To drive towards the 2030 goal, Polestar has launched five strategic initiatives. These are: climate-neutral platform, climate-neutral materials, energy optimization, climate-neutral manufacturing and renewable energy in the supply chain. Each strategic initiative is headed by an accountable department but handled through cross-functional collaboration within Polestar.

•

Circularity: Circularity is a philosophy to ensure that we, as a society, produce and consume within planetary boundaries. The use of materials is at the root of Polestar’s biggest social and environmental impacts. The extraction, processing, use and waste treatment of materials is associated with risks and potential negative impacts such as resource depletion, pollution to air, soil and water, climate impact, loss of biodiversity and human rights violations. Pollution to air, soil and water from metallurgical processes and mining activities also affect the health of people working in the supply chain and their local environments. By using a circular approach and trying to close the loop for more materials, less virgin materials and minerals need to be extracted and produced, which minimizes the total environmental impact. Polestar aims to drive sustainable and circular use of materials through different key strategies and processes, including sustainability strategy, sourcing strategy, procurement process and product development process. Through its procurement practices Polestar aims to minimize the negative impact on land and water through reduced greenhouse gas emissions, pollution, waste and effluents throughout its supply chain. Polestar uses life-cycle assessments as its primary tool for assessing environmental impact from material use including material selection and waste management.

•

Transparency: Reporting and working on sustainability issues is meaningless unless it leads to real world positive impact. Being transparent about where Polestar’s risks and impacts lie and which methodologies Polestar uses to measure itself ensures that Polestar creates actual progress. Polestar was the first car company to share both a Life Cycle Analysis (“LCA”) and the methodology behind the calculation for Polestar 2, in order to provide transparency to its customers as to the true impact of their purchase. Polestar will continue to calculate and share a LCA along with an ever more detailed Sustainability Declaration for each model it produces moving forward and urge the entire industry to adopt a transparent approach to help build consumer understanding and trust.

Polestar is constantly looking to be honest with itself and its stakeholders and improve. For example, Polestar recognizes it uses materials with high risks of human rights violations and negative environmental impacts in the supply chain to create its vehicles. Cobalt, for example, is a key component of the batteries used in Polestar vehicles that is primarily mined in the Democratic Republic of Congo, where it has been linked to child labor in the artisanal and small-scale mining sector. Historically, it has been very difficult to trace the origin of minerals because of its complex supply chain and lack of reliable chain of custody methods. Polestar requires its suppliers to implement responsible sourcing practices to mitigate the risk of human rights violations. Polestar partners with a traceability-as-a-service provider, Circulor, that utilizes blockchain technology to trace the origins of materials used throughout Polestar’s supply chain. Additionally, Polestar maintains a parts and components sourcing partnership with Volvo Cars in which suppliers are analyzed using sustainability questionnaires and a risk assessment tool developed by Responsible Business Alliance.

•

Inclusion: Inclusion is diversity, representation and equality working in harmony. By committing to this strategic focus area, Polestar stands up for the rights of people throughout its value chain – from the workers producing the material of its cars, to its employees in factories or spaces, to customers and consumers around the world. Departments like Human Resources, Customer Experience and Procurement drive strategic initiatives on human rights and inclusion, addressing Polestar’s role as a responsible brand, employer, and procurer.

Sales and Distribution

In 2019, Polestar commenced commercial sales of its vehicles with the Polestar 1, followed in 2020 with the Polestar 2. Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order on-line. Currently, customers in North America place orders for Polestar’s vehicles through trusted retailers. In addition, Polestar has established physical retail locations comprised of Polestar Spaces, Polestar Destinations and Polestar Test Drive Centers referred to as Polestar Locations. Polestar Spaces are typically smaller Polestar showrooms located in urban areas, whereas Polestar Destinations and Polestar Test Drive Centers are typically larger Polestar showrooms located in peri-urban areas. Polestar Locations allow Polestar’s customers to see, feel and test drive Polestar’s vehicles. In addition, Polestar has also established handover centers that provide a convenient option for customers to take delivery of Polestar vehicles, although customers may also choose home delivery in certain markets. Currently, Polestar has over 40 permanent Polestar Locations (plus over 60 temporary or “pop up” locations) and expects to have an aggregate of 150 retail locations in existing and new markets by the end of 2023. In addition, as Polestar continues with its international expansion, it will use third party importers to give it access to lower volume markets, rapidly and with lower investment.

Polestar enters into agreements with independent investors to establish Polestar Locations. These investors do not carry any inventory of cars for sale, but rather hold demonstration vehicles and provide potential customers the opportunity to see, feel and test drive Polestar vehicles. These investors may, but do not necessarily, have a prior relationship with Volvo Cars. In North America, however, federal or state law may prohibit automobile manufacturers from acting as licensed dealers or to act in the capacity of a dealer, or otherwise restrict a manufacturer’s ability to deliver or service vehicles. Accordingly, all of Polestar’s sales in North America are conducted through trusted representatives. These representatives are not necessarily associated with Volvo Cars or the Volvo Cars dealer network in North America.

Polestar aims to deliver leading aftermarket services to its customers by leveraging Volvo Cars’ global service and repair network. Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service boking, fault tracing, diagnostics and software download (Over The Air and in workshop). Polestar also utilizes the Volvo Cars service center network to supply its customers with a spare parts infrastructure. Polestar currently leverages the Volvo Cars service center network to provide access to over 800 customer service points worldwide in support of Polestar’s international expansion. Polestar does not have a direct contractual relationship with the operators of its service points. Rather, Polestar relies on the existing network of Volvo Cars who signs, enters into, or amend, existing service contracts with Volvo Cars to add the service of Polestar vehicles to the scope of their dealer agreement.

Polestar’s principal operating entity is Polestar Sweden. Polestar Sweden is responsible for and is engaged in the product strategy and development as well as marketing and distribution of Polestar vehicles. Polestar Sweden manages sales globally in conjunction with the local Polestar sales units. Sales on the Chinese domestic market are managed by the local Chinese Polestar sales unit. The vehicles sold globally by Polestar Sweden are manufactured in China but production is expected to also take place in the United States and potentially in Europe. Polestar may be subject to foreign exchange risk with respect to cash transfers within the group, including restrictions on cross border payments imposed by the Chinese government. See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affects its business, financial condition, results of operations and prospects” and “—Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risk specific to China.”

Manufacturing

Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely at the end of 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars.

Polestar has the benefit of being part of the larger global manufacturing footprint of Volvo Cars and Geely with access to a combined installed capacity of approximately 750,000 units per annum across three continents.

Polestar intends to expand its contract manufacturing presence to facilities in the U.S. and potentially Europe. For example, the Polestar 3 will be produced in Volvo Cars factories in both Chengdu, China and Charleston, South Carolina USA. Polestar is also exploring the feasibility of producing the Polestar 2 in Europe for sales in the US market.

Chengdu facility

Polestar opened its Chengdu facility in 2019. Polestar produced the Polestar 1 at this facility until end of 2021. The facility is a low volume facility designed for small series production runs, for developing new manufacturing processes or procedures and for customizations that cannot be handled in a high-volume factory. Polestar intends to use the Chengdu facility in the near term to create Polestar limited editions of Polestar 2 and also to support the early pre-production builds of future Polestar vehicles.

Chengdu was the first LEED Gold-certified automotive production facility in China. It was designed by the Norwegian architecture firm Snøhetta and runs on 100% renewable electricity.

Luqiao facility

Polestar 2 is produced in the Luqiao facility. The facility opened in 2016 and has a total factory capacity of 180,000 cars per year. The plant is focused on the CMA platform, and also produces Volvo XC40. In October 2021, Geely and Volvo Cars agreed to transfer the Luqiao facility to Volvo Cars. The transfer was effectuated in December 2021 and did not affect production of the Polestar 2 at the facility. In connection with this transfer, the Luqiao facility has been renamed “Taizhou.”

Battery suppliers

Polestar has a diversified strategy with respect to the supply of batteries, to reduce supply risk as well as to ensure better flexibility as battery technology continues to develop. Polestar’s primary sources of batteries are LG Chem Ltd and Contemporary Amperex Technology Co. Limited with whom Polestar has a long-term supply agreement and the ability to leverage group purchasing power. In addition, Volvo Cars has entered into a non-binding memorandum of understanding with battery developer and manufacturer Northvolt. This memorandum of understanding covers the supply of battery cells and joint ventures regarding research and development and production of battery cells that are tailored to power the next generation of fully electric Volvo Cars cars and Polestar cars. Polestar has also entered into a non-binding letter of intent to secure batteries from SK Innovation, expected to power the Polestar 5. Polestar continues to evaluate potential up and coming startups in this area.

Related Party Agreements with Volvo Cars and Geely

Polestar benefits from the technological, engineering and manufacturing capabilities of Volvo Cars and Geely. These relationships give it access to the developed technology, IT, logistic channels, manufacturing capacity and distribution networks established by Polestar’s founding partners, on a global basis. Accordingly, Polestar has entered into a number of contractual arrangements with Volvo Cars and Geely to obtain support and various services in connection with its business. Polestar’s agreements with its partners are made on an arms-length basis and it assesses any agreement with related parties on the same basis as an agreement with third parties with respect to the scope of the services offered, timing and fees. While Polestar derives substantial benefit from access to its partner’s resources and expertise, Polestar is free to seek technology, manufacturing and other services from third parties based solely on the needs of its business. Polestar’s material transactions with related parties are subject to approval by its Board of Directors or other relevant persons in conformity with its related party transactions directive. Polestar has also established a number of steering committees to monitor compliance and performance of its agreements related to development, manufacturing, or service contracts with related parties. Polestar believes the Steering Committees provides a means of ensuring the interests of Polestar are protected and if necessary, provides a means of escalating any concerns or disputes to senior management or the Board. For additional information in relation to materially significant related party transactions during the years ended December 31, 2021, 2020 and 2019, see note disclosure 23 to the Polestar Financial Statements as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019 included elsewhere herein. Any further related party transactions in the fiscal years ended December 31, 2021, 2020 and 2019 were both immaterial and no more than incidental in nature. For a further description of our contracts with related parties, see Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions.”

Polestar’s agreements with Volvo Cars cover research and development services and intellectual property licenses, purchasing, manufacturing engineering and logistics engineering and manufacturing with respect to the

Polestar 1, Polestar 2 and Polestar 3. Polestar has also entered into a design services agreement with Volvo Cars with respect to Polestar 4 and Polestar 5 and entered into development agreements and licensing agreements with Geely with respect to Polestar 4 during 2021. In addition, Polestar has entered into agreements with Volvo Cars for the supply of parts as well as customer service and support agreements, agreements for the supply of general corporate services, IT support agreements and maintenance and operations agreements. In connection with its logistics, it has entered into agreements with Volvo Cars for logistics support services for Europe, North America, China and APAC, including logistics management, customs clearance and claims management, although it contracts directly with transporters as well. For additional information in relation to materially significant related party transactions, see Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions.”

On December 10, 2021, Volvo Cars announced that it had become aware that one of its code and file repositories had been illegally accessed by a third party. Volvo Cars noted that the breach resulted in the theft of research and development information that may have an impact on its operations. Volvo Cars stated in the press release that they did not believe, based on information currently available to them, that the breach would have any impact on the safety or security of its customers’ cars or their personal data. In connection with their investigation into this breach, Volvo Cars has informed Polestar that information on a Volvo Cars server that shared information relevant to Polestar had been among those compromised. Polestar has concluded that certain items such as specifications, source code and test data related to its vehicles had been illegally accessed. Polestar has been collaborating closely with Volvo Cars and has established an internal task force to work with its counterparts at Volvo Cars to determine the full scope of the breach and to implement remedial processes and procedures. The investigation is ongoing and has so far not found any further indications of compromise. The Polestar task force agrees with the Volvo Cars assessment and does not believe, based on currently available information, that this breach has had any impact on the safety or security of its customers’ cars or their personal data. Polestar currently understands that no individual privacy data for Polestar has been compromised. In relation to the proprietary intellectual property for Polestar, investigations are ongoing. Polestar has entered into a number of agreements with Volvo Cars covering research and development services, intellectual property licenses, purchasing, manufacturing engineering and logistics engineering and manufacturing with respect to the Polestar 1, Polestar 2 and Polestar 3. See Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions.” These agreements necessarily include shared access to Volvo Cars’ IT systems and, accordingly, Polestar remains vulnerable to cybersecurity breaches not only of its own IT systems, but of those of Volvo Cars as well. See Item 3.D “Risk Factors—Risks Related to Cybersecurity and Data Privacy—Polestar relies on its and Volvo Cars’ IT systems and any material disruption to its or Volvo Cars’ IT systems could have a material adverse effect on Polestar.”

Research and development services and intellectual property licenses

Polestar has or is about to enter into a number of agreements and licensing agreements with Volvo Cars with respect to research and development services and licensing of intellectual property in connection with the development and manufacture of the Polestar 1, Polestar 2, Polestar 3, Polestar 4 and Polestar 5. These agreements provide Polestar will pay development costs (either a fixed fee or as a volume share of development costs). The development cost is calculated based on actual cost and an arm’s length hourly rate. For Polestar 3 Polestar will pay a fixed price for the technology license and development services (either a fixed fee or as a volume share of development costs). For example, Polestar has also entered into agreements providing for services and a license relating to certain technology such as for technology updates and upgrades and new features to be introduced in Polestar’s model year programs for the Polestar 2. During the life-time of the Polestar 2, there are several model years planned. These programs include additional technology content and features for the Polestar 2 that will be developed, assigned or licensed by Volvo Cars to Polestar. Volvo Cars also provides certain development services to Polestar under these agreements. Polestar also entered into licensing agreements and development service agreement with Geely for the Polestar 4 during 2021.

Purchasing Agreements

Polestar has entered into several sourcing service agreements and maintenance agreements with Volvo Cars in connection with both the Polestar 1, Polestar 2 and Polestar 3. The sourcing service agreements provide for sourcing of direct procurement of materials from third party suppliers as well as indirect procurement of services and other supplies. Services provided by Volvo Cars for such procurement are charged at an hourly rate established annually and billed monthly. Furthermore, direct costs incurred by Volvo Cars are reimbursed by Polestar.

Manufacturing engineering and logistics engineering

Polestar has entered into manufacturing engineering service agreements with Volvo Cars in connection with the production of Polestar 1, Polestar 2 and Polestar 3. These agreements provide that Volvo Cars will support Polestar with the development and implementation of quality-assured manufacturing solutions for Polestar’s plant in Chengdu as well as providing industrial engineering services and manufacturing services with respect to the Polestar 1, Polestar 2 and Polestar 3 vehicle programs. Polestar has also entered into a logistical engineering service agreement with Volvo Cars, under which Volvo Cars will provide support in connection with the development and set-up of an inbound and outbound logistic process connected to the plants.

Manufacturing

For the manufacturing of Polestar 1 Polestar has entered into agreements with Volvo Cars to provide certain services such as electrocoating for Polestar 1 cars and certain pre-delivery manufacturing services in the Volvo Cars facility in Ghent. In addition, Polestar has entered into component supply agreements with Volvo Cars for Polestar 1. For the manufacturing of Polestar 2 cars Polestar has entered into contract manufacturing agreements with the Luqiao plant, which is owned and operated by Volvo Cars and which Volvo Cars renamed “Taizhou” after acquiring the plant from Geely in December 2021. Further, Polestar has entered into a financial undertaking agreements with Volvo Cars for investments for Polestar 3 production in a Volvo Cars plant in Chengdu China as well as at a plant in Charleston, South Carolina. Production in Chengdu is planned to early 2023, and Polestar has signed an agreement relating to the production in Charleston, which is to (i) serve as a binding commitment for Polestar to the scope set out in the agreement and (ii) confirm both parties’ intentions to enter into a more detailed agreement for production of Polestar 3 at Volvo Cars’s Chengdu and Charleston plants not later than 1 year before start of production. Both parties have committed to certain investments necessary to manufacture and assemble Polestar 3 at Volvo Cars’s Chengdu and Charleston plant prior to the parties entering into the definitive agreement.

Other Agreements

In addition, Polestar has entered into several agreements regarding Outbound logistics according to which Volvo Cars support with supply chain related services for the supply of Polestar vehicles. Polestar has also entered into agreement regarding quality services. Polestar has also entered into commercial, administrative and product creation software license agreements that license IT applications and IT services connected to administration, commercial, research and development and purchasing for use by Polestar globally.

Charging Network

Polestar believes that proprietary charging networks do not encourage customer adoption. Accordingly, Polestar intends to seek to build partnerships with open charging infrastructure providers. Polestar will use aggregators to help simplify the charging and payment experience for its customers, leveraging technology such as in car apps.

We provide regional coverage and preferential pricing through regional strategic partnership with the largest charging network providers. Polestar provides its customers with access to an extended regional charging network using Plugsurfing aggregated CPO network in the EU, Electrify America in the US and CaoCao in China.

Competition

Polestar faces competition from both traditional automotive manufacturers and an increasing number of newer companies focused on electric and other alternative fuel vehicles. Polestar expects this competition to increase, particularly as the transportation sector continues to shift towards low-emission, zero-emission or carbon neutral solutions. In addition, numerous manufacturers offer hybrid vehicles, including plug-in versions, with which Polestar’s vehicles also compete.

Polestar believes that the primary competitive factors on which it competes includes, but is not limited to, its focus on design and sustainability, its innovative proprietary technology and its digital first, direct to consumer approach. Polestar also has a start-up culture and a scalable asset-light business model that it believes generates significant competitive advantage. However, many of its current and potential competitors may have substantially greater financial, technical, manufacturing, marketing and other resources than Polestar or may have greater name recognition and longer operating histories than Polestar does (see also Item 3.D “Risk Factors—Risks Related to the Polestar’s Business and Industry—Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.”). Polestar believes it is differentiated from its competitors due to its focus on design, technology and sustainability its global presence and ability to leverage an established production ecosystem due to its relationships with its founding partners.

On a global basis, Polestar’s principal competitor is Tesla. Tesla is the world’s leading manufacturer of premium electric vehicles, having brought desirable electric vehicles to mainstream consumers with the Model S in 2012. Since then, the brand has developed a model range of sedans and SUVs to become one of the leading producers of electric vehicles all over the world. The Tesla model 3 is a principal competitor to Polestar 2, with some cross-relevance in the recently launched Model Y, a crossover SUV based on the Model 3. Lucid, a US vertically-integrated technology and automotive company headquartered in California is a potential competitor. While Lucid is engaged in the design, engineering, and construction of electric vehicles, electric vehicle powertrains and battery systems its Lucid Air handovers only started at the end of October 2021. In addition, Lucid does not currently have an SUV model and has focused recent efforts on promoting the Lucid Air, its sedan offering that is being offered at higher price points than many Polestar offerings.

Porsche is one of Polestar’s core competitor brands from a driving experience and performance perspective. As one of the world’s most renowned makers of “driver’s cars,” Porsche represents a strategic benchmark for Polestar. Although previously a manufacturer of solely internal combustion engine cars, Porsche has recently launched the Taycan electric vehicle which brings the brand’s renowned dynamic experience to an electric vehicle for the first time. Porsche is also a benchmark brand for future Polestar vehicles in terms of size and segments.

Other competition within the electric vehicle segment of the market, includes two pure play electric vehicle producers, Nio and Xpeng.

Intellectual Property

Research and development are one of Polestar’s core competencies and Polestar’s developments in areas such as lightweight chassis architectures, drivetrains, electric motors, bi-directional compatible battery packs and charging technology significantly enhance the flexibility and utility of its vehicles. In addition, Polestar has created considerable intellectual property related to its design of both the interior and exterior of its vehicles, including various components such as wheel rims and lights. Accordingly, Polestar’s commercial success depends in part on its ability to protect its proprietary technology and other intellectual property. Polestar relies on a combination of patents and trademarks to protect and preserve its proprietary technology and intellectual property. In addition, Polestar enters into employee, contractor, consultant and third-party nondisclosure and invention assignment agreements and other contractual arrangements.

As of December 31, 2021, Polestar owned 110 issued U.S. patents and 93, 56, and 180 issued patents in the EU, China and other jurisdictions, respectively. Those patents are related to Polestar’s core proprietary technology. In addition, Polestar has 76 pending U.S. patent applications and 38, 32 and 21 pending patent applications in the EU, China and other jurisdictions, respectively. In addition to patents covering Polestar’s core proprietary technology, Polestar has 125 pending U.S. design patent applications, plus 21, 67 and 28 issued design or industrial design patents in the U.S., EU and China, respectively. Another 14 and 2 design applications are pending in the EU and China, respectively. As of December 31, 2021, Polestar owned 6 registered U.S. trademarks, 11 pending U.S. trademark applications, as well as 12 and 20 registered trademarks in the EU and China, respectively. Further, 5 and 19 trademark applications are pending in the EU and China, respectively.

Regardless of the coverage Polestar seeks under its existing patent applications, there is always a risk that alterations from Polestar’s products or processes may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly altered before a patent is issued and courts can reinterpret patent scope after issuance. Many jurisdictions, including the United States, permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Polestar cannot provide any assurance that any patents will be issued from its pending or any future applications or that any current or future issued patents will adequately protect its intellectual property. For this and other risks related to Polestar’s proprietary technology, inventions and improvements, please see Item 3.D “Risk Factors—Risks Related to Intellectual Property.”

Progressive designs force Polestar to innovate and develop new technologies, technologies that in turn can improve customer experience or improve vehicle and sustainability performance. New technologies, not least connectivity and autonomous drive, will create additional intellectual property. Polestar also engages in competitive landscape analysis and forecasting measures, in an effort to identify future areas of interest that may allow it to more competitively engage in the future markets. As Polestar develops its technology, it will continue to build its intellectual property portfolio, including by pursuing patent and other intellectual property protection when Polestar believes it is possible, cost-effective, beneficial and consistent with its overall intellectual property protection strategy.

Polestar’s commercial success will also depend in part on not infringing, misappropriating or otherwise violating the intellectual or proprietary rights of third parties. The issuance of third-party patents could require Polestar to alter its development or commercial strategies, change its products or processes, obtain licenses to additional third-party patents or other intellectual property or cease certain activities. Polestar’s breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop or commercialize its future products or technologies may have an adverse impact on Polestar. See Item 3.D “Risk Factors—Risks Related to Intellectual Property” for additional information regarding these and other risks related to Polestar’s intellectual property portfolio and their potential effect on Polestar.

In addition to Polestar’s proprietary technology and intellectual property, it has also acquired, licensed or sub-licensed intellectual property from Volvo Cars. For example, it has acquired intellectual property with respect to motor vehicle drive units with electric vehicle motors, motor assemblies for operating electric powertrains, and structures specifically designed to protect electric vehicle components. Polestar has also entered into agreements providing for a license relating to certain technology and features to be introduced in its model year programs for the Polestar 2.

Regulation

Polestar’s products are designed to comply with all applicable regulations in the markets where it operates. Currently, Polestar is present in nineteen markets in Europe, North America, China and Asia Pacific. Polestar’s expansion plans include further building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. As Polestar expands its international presence, it will continue to take action to support that its vehicle design and sales comply with all regulations for each market it enters. Currently, the regulatory regimes material to Polestar’s business are those established by the United Nations Economic Commission for Europe, the European Union, the United States and China. These regulations are monitored by Polestar’s product certification team, supported by Volvo Cars and other external suppliers, to ensure that the internal design requirements reflect the applicable requirements for each product, market, and time frame.

Polestar believes that the following regulations are material to its business:

UNECE

The World Forum for Harmonization of Vehicle Regulations of the United Nations Economic Commission for Europe (the “UNECE”) has been working towards international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles since 1947. The UNECE has developed certain international rules and regulations in the area of safety, environment, range and energy consumption under the 1958 Agreement concerning the adoption of uniform technical prescriptions for wheeled vehicles, equipment and parts and the conditions for reciprocal recognition of those regulations. Regulations promulgated in accordance with the 1958 Agreement have been adopted in approximately 60 jurisdictions including the EU. The UNECE also adopted similar global technical regulations under the 1998 Agreement of which the United States, the EU, China, and Japan are parties and 21 global technical regulations have been promulgated to date. Polestar’s vehicles meet the relevant requirements under the UNECE regulations.

EU

Manufacturers of passenger vehicles in the EU that wish to benefit from the Single Market are required to comply with EU Regulation 2018/858 (the Whole Vehicle Type Approval), which requires that vehicles that are put on the market within the EU must first be type-approved to ensure that they meet all relevant environmental, safety and security standards. A vehicle that has been type-approved in one EU member state can thereafter be sold and registered in all member states without further tests. Polestar’s vehicles are type approved and fulfill applicable underlying regulations and directives.

USA

Polestar is required to obtain permits and licenses under the United States laws, regulations, and standards. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties and possibly orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Polestar’s vehicles fulfill the applicable product requirements stipulated by the NHTSA and the EPA on a federal level, and similarly the CARB who is a major regulator on state level.

China

The regulatory system in China applies type approval for Polestar’s vehicles under three regulatory bodies:

•	Ministry of Industry and Information Technology (“MIIT”)—regulates the approval to manufacture vehicles;

•	State Administration for Market Regulation (“SAMR”)—regulates vehicle safety; and

•	Ministry of Ecology and Environment (“MEP”)—regulates range and energy efficiency.

The Chinese government has also enacted a number of macro policies that govern the automobile industry in China. In particular, the Provisions on the Administration of Investments into the Automobile Industry adopted by the National Development and Reform Commission on January 10, 2019, stated that, while the production of traditional gas fuel vehicles should be strictly controlled, the development of new energy vehicles should be promoted but the establishment of fully electric car manufacturing companies should also be subject to strict scrutiny and the establishment of low-level manufacturing companies should be avoided.

Further, in order to be able to operate in China, Polestar and its subsidiaries are subject to permission requirements from the following regulatory bodies:

•	SAMR;

•	MEP; and

•	General Administration of Customs.

Polestar and its subsidiaries have received all requisite permissions to operate in China and have not been denied any permissions in the past. These permissions include the following:

•	Business License;

•	Pollutants Discharge Permit; and

•	Customs Declaration Registration Certificate or Customs Declaration Enterprise Record Receipt.

See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar and its subsidiaries (i) may not receive or maintain permissions or approvals from the CAC or other relevant authorities to operate in China, (ii) may inadvertently conclude that such permissions or approvals are not required or (iii) may be required to obtain new permissions or approvals in the future due to changes in applicable laws, regulations, or interpretations related thereto” for more information regarding risks associated with Polestar’s and its subsidiaries’ operations in China.

Safety, Security and Privacy

UNECE

In March 2021, the United Nations announced UN R155—a regulation on cybersecurity and cybersecurity management systems. The regulation requires that, from July 2022, all new vehicles types and, from July 2024, all registered vehicles must prove that their product development is based on a systematic approach to risks associate with cyber threats to their cars. The regulations have been adopted by the EU as well as jurisdictions such as Japan and South Korea. The UN regulations are not expected to be adopted in the United States or China where similar regulations are expected to be adopted.

Additionally, under the UNECE umbrella, UN R138 regulates the minimum sound emission of quiet vehicles, intended to protect persons with impaired vision around the vehicle.

EU

The EU overhauled its safety regulations in 2009 by adopting Regulation 661/2009, replacing more than fifty previously existing safety directives with one overarching safety regulation which included requirements on seat belts and child restraint systems for example. This regulation was in turn revised in 2019 by the adoption of Regulation 2019/2144 (the “General Safety Regulation”). The General Safety Regulation includes, for example rules on cybersecurity and new guidelines regarding driver drowsiness and distraction, such as distractions caused by the use of a smartphone while driving, intelligent speed assistance, reversing safely with the aid of cameras or sensors, data recording in case of an accident (black box), lane-keeping assistance, advanced emergency braking, and crash-test improved safety. The new safety features will become mandatory from 2022, except for certain requirements that will follow later.

Since the entry into force on May 25, 2018, of the General Data Protection Regulation 2016/679 (the “GDPR”), processing of personal data of individuals located in the European Economic Area (the “EEA”), or done by any entity in the EEA, is subject to strict requirements centered around core principles and rights of such individuals to receive access to, to rectify or to delete their personal data. The GDPR obliges us, where applicable, to ensure adherence to the principles of lawfulness, fairness and transparency, and purpose limitation, data minimization, data accuracy, storage limitation and integrity and confidentiality. The GDPR also requires Polestar to mitigate potential data breaches and to, unless the data breach leads to a low risk for the rights and freedoms of data subjects, report data breaches to the data protection supervisory authority within 72 hours. In order to meet the requirements of the GDPR and similar data privacy frameworks, Polestar has established a data privacy compliance program, including but not limited to policies, guidelines, impact and risk assessments, as well as training measures to ensure compliance with regard to personal data Polestar processes. On March 9, 2021, the European Data Protection Board adopted Guidelines 01/2020 on processing personal data in the context of connected vehicles and mobility related applications, which stated that much of the data that is generated by a connected vehicle relate to a natural person that is identified or identifiable and thus constitute personal data under the GDPR.

USA

The United States is a self-certification market when it comes to safety compliance. Accordingly, Polestar is required to fully comply with relevant regulations for every vehicle that is put on the market, but no formal approval is granted by the NHTSA. The National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”) requires cars and equipment sold in the United States to fulfill safety standards that are continuously updated to meet new technologies and needs.

The Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Manufacturers are required to notify owners of any defects in vehicle safety and remedy such defects through vehicle recalls. The Safety Act also authorizes NHTSA to investigate complaints relating to vehicle safety.

NHTSA’s safety standards cover a variety of matters and are updated frequently. The 2000 Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD Act”) required NHTSA to regulate vehicle rollover, impose more stringent tire safety standards and gather additional information relating to potential car defects. The TREAD Act also substantially increased NHTSA’s authority to impose both civil and criminal penalties for non-compliance with regulatory requirements. In addition, manufacturers are required to report to regulators certain information relating to customer complaints, warranty claims, field reports, and notices and claims involving property damage, injuries and fatalities in the United States and claims involving fatalities outside the United States. Manufacturers are also required to report certain information concerning safety recalls and other safety campaigns outside the United States.

NHTSA issued in 2016 and updated in 2020, non-binding guidelines for addressing cybersecurity issues in the design and manufacture of new motor vehicles, as well as guidance for the investigation and validation of cybersecurity measures.

In addition, a new Federal Motor Vehicle Safety Standard requiring artificial sound in electric, and hybrid electric vehicles has taken effect for new motor vehicles built on or after March 1, 2021. The artificial sound is intended to provide audible notice of the presence of the electric or hybrid electric vehicle to persons with impaired vision.

China

On July 24, 2020, MIIT revised the 2017 Administrative Provisions on the Admission of New Energy Vehicle Manufacturing Enterprises and Products (the “2020 Admission Provisions”), and the 2020 Admission Provisions set out the safety requirements for new energy vehicles, such as the standards for vehicle-mounted rechargeable electrical energy storage system, operation safety and fault protection and protection against electric shock.

Cybersecurity policies in China

In July 2021, China’s State Council issued Opinions on Strictly Cracking Down on Illegal Securities Activities, a policy that calls for strengthening enforcement and improving laws and regulations on cross-border data transfer and data security. On July 30, 2021, the Ministry of Industry and Information Technology of China issued the Opinion on Strengthening the Management of Connected Vehicle Manufacturers and Product Access. The opinion requires companies to strengthen their data security management capacity, such as establishing data classification management, enhancing data security protection measures, conducting self-assessment to identify risks related to data and reporting data security incident to local authorities. It also specifically provides that companies should store personal information and important data collected and generated during its operation in China within the territory of China; and if there is any need to export data, these companies are required to conduct security assessment.

The Chinese Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress of China in June 2021 and entered into force in September 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities, requires a national security review of data activities that may affect national security and imposes export restrictions on certain data and information. The Chinese Data Security Law has extraterritorial effect that data processing activities carried out outside of China that damage the national security and public interests of China, or the legitimate rights and interests of Chinese citizens and organizations will give rise to legal liabilities.

On May 12, 2021, the CAC released a draft of Several Administrative Provisions on Automobile Data Security. Following the draft, the Several Measures on the Automobile Data Security Management was promulgated in August 2021 and entered into force on October 1, 2021. The regulation applies to the operators engaged in automobile design, manufacturing and providing relevant services, including automobile manufacturers, providers of component and software, dealers, repairers, ride-hailing companies and insurance companies. The regulation requires the operators to comply with certain requirements in relation to processing of personal information and important data during the process of designing, manufacturing, selling, maintaining, managing automobiles within the territory of China. It specifically requires the operators to store certain personal information and important data within the territory of China in accordance with such laws; and if there is actual need to provide such data overseas, the operator is required to go through the data export security assessment organized by the CAC in accordance with such laws.

In August 2021, the Chinese Personal Information Protection Law was passed and has been entered into force on November 1, 2021. The law provides further detailed rules for processing personal information and emphasizes its extraterritorial effect. It shall apply to the processing of personal information carried out outside of China of natural persons who are within the territory of China where (i) such processing is for the purpose of providing products or services for natural persons within China, (ii) such processing is to analyze or evaluate the behavior of natural persons within China or (iii) there are any other circumstances stipulated by laws and administrative regulations.

In addition to the foregoing, on July 10, 2021, the CRO under the CAC promulgated a draft administrative measure relating to cybersecurity, which further restates and expands the rules of cybersecurity review in China. Pursuant to the administrative measure, critical information infrastructure operators that intend to purchase network products and services and data processors engaging in data processing activities that affect or may affect Chinese national security must be subject to cybersecurity review. The administrative measure specifically requires data processors in China who hold more than one million users’ personal information and plan to list on a stock exchange in a foreign country to apply for a cybersecurity review. Moreover, under the administrative measure, the CRO can initiate cybersecurity review under certain situations, for example, if a regulatory agency within the cyber-security review coordination mechanism believes a network product or service, data processing activity, or stock exchange listing activity outside of China impacts or might impact Chinese national security. As of the date of this Report, it is uncertain if and when this draft regulation will enter into force, and it remains unclear whether the formal version adopted in the future will have any further material changes (see also Item 3.D “Risk Factors—Risks Related to Cybersecurity and Data Privacy”).

AD/ADAS Regulations

Polestar equips its vehicles with certain advanced driver assistance features. Generally, laws pertaining to driver assistance features and self-driving vehicles are evolving globally and, in some cases, may create restrictions on advanced driver assistance or self-driving features that Polestar may develop. Polestar’s ambition is to meet relevant requirements for each product, market, and time frame.

Sustainability and Environmental Regulations

Polestar operates in an industry that is subject to extensive sustainability and environmental related regulations, which have become more stringent over time. The laws and regulations to which Polestar is or may become subject govern, among other things, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; the protection of the environment, natural resources and endangered species; responsible mineral sourcing; due diligence transparency and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of Polestar’s ability to continue its operations.

Many countries have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2035, and Polestar as an electric vehicle manufacturer is already in a position to comply with these requirements across its entire coming product portfolio as it expands. Polestar’s competitors, by contrast, will need to reconcile an expensive infrastructure with factories and equipment tailored for production of internal combustion engine (“ICE”) vehicles, along with workforces trained to produce ICE vehicles and intellectual property portfolios geared for ICE vehicles.

UNECE

The UNECE has developed certain international rules and regulations in the area of environment, range and energy consumption under the 1958 Agreement.

EU

Manufacturers of passenger vehicles in the EU are required to comply with EU Regulation 715/2007 – the Worldwide harmonized Light vehicles Test Procedure on Energy Consumption and Range, and Directive 2005/64/EC—Recyclability, Recoverability, Reusability.

USA

The EPA is the federal regulator within this field, but the CARB is recognized in the federal Clean Air Act and has autonomous local regulations impacting air quality control. Polestar fulfills the applicable federal regulations under 40 CFR and the California state regulations under CCR 13.

China

The MEP (formerly the Ministry of Environmental Protection) regulates range and energy efficiency for automotive products. It establishes and improves all fundamental systems in China with respect to the environment.

Emissions Credits

All manufacturers are required to comply with the applicable emission regulations in each jurisdiction in which they operate. Furthermore, since Polestar’s electric vehicles have zero or limited emissions compared to internal combustion engine vehicles, it earns emission grams or credits that may be sold to and used by other manufacturers to cover or offset their emissions footprint.

Polestar aims to follow the development and opportunities connected to emission regulations in all geographic regions in which it operates. The ability to earn excess emission grams or credits are dependent on each jurisdictions’ regulations and the opportunity to get compensated by others depends on the demand from other manufacturers.

Recall activities

If Polestar vehicles need to be recalled or updated due to quality issues or not fulfilling applicable legal requirements in a market, decisions will be taken according to delegation of authority within Polestar. Reporting to authorities according to local requirements applies.

C.	Organizational Structure

The following diagram depicts the organizational structure of the Company as of the date of this Report.

(1)	Including Subscription Shares issued to GGI Sponsor.
(2)	Including Subscription Shares and Class A Shares converted from Preference Shares issued to Snita.
(3)	Excluding Subscription Shares issued to GGI Sponsor and Snita.

The significant subsidiaries of the Company after Closing are listed below.

Legal Name	Jurisdiction of Incorporation	Proportion of Ordinary Shares Held by the Company
Polestar Holding AB	Sweden	100%
Polestar Automotive (Singapore) Pte. Ltd.	Singapore	100%
Polestar Performance AB	Sweden	100%
Polestar Automotive Canada Inc.	Alberta, Canada	100%
Polestar Automotive USA Inc.	Delaware, USA	100%
Gores Guggenheim, Inc.	Delaware, USA	100%
Polestar Automotive Belgium BV	Belgium	100%
Polestar Automotive Germany GmbH	Germany	100%
Polestar Automotive Netherlands BV	Netherlands	100%
Polestar Automotive Sweden AB	Sweden	100%
Polestar Automotive Austria GmbH	Austria	100%
Polestar Automotive Denmark ApS	Denmark	100%
Polestar Automotive Finland Oy	Finland	100%
Polestar Automotive Switzerland GmbH	Switzerland	100%
Polestar Automotive Norway A/S	Norway	100%
Polestar Automotive Korea Limited	South Korea	100%
Polestar Automotive Australia PTY Ltd	Australia	100%
Polestar Automotive (Singapore) Distribution Pte. Ltd.	Singapore	100%
Polestar Automotive Ireland Limited	Republic Ireland	100%
PLSTR Automotive Portugal Unipessoal Lda	Portugal	100%
Polestar Automotive Poland sp. zo. o	Poland	100%
Polestar Automotive UK Limited	United Kingdom	100%
Polestar Automotive Spain S.L	Spain	100%
Polestar Automotive Luxembourg SARL	Luxembourg	100%
Polestar Automotive Czech Republic s.r.o	Czech Republic	100%
Polestar Automotive Shanghai Co., Ltd.	People’s Republic of China	100%
Polestar New Energy Vehicle Co., Ltd.	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd.	People’s Republic of China	100%
Polestar Automotive Consulting Service (Shanghai) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive (Chongqing) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Shanghai Jing’an Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Beijing Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Shenzhen Branch	People’s Republic of China	100%
Polestar Automotive Distribution (Taizhou) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Beijing Chaoyang Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Beijing Shunyi Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Beijing Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Guangzhou Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Guangzhou Tianhe Branch	People’s Republic of China	100%

Legal Name	Jurisdiction of Incorporation	Proportion of Ordinary Shares Held by the Company
Polestar Automotive China Distribution Co., Ltd. Chengdu Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Hangzhou Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Shanghai Minhang Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Shanghai Branch	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd. Shanghai Pudong Jinqiao Branch	People’s Republic of China	100%

D.	Property, Plants and Equipment

Polestar is headquartered in Göteborg, Sweden. Polestar’s research and development teams are located in Sweden and the United Kingdom. In Sweden, Polestar’s headquarters and research and development team are located in Göteborg close to the facilities and competences at Volvo Cars and its surroundings. This research and development team is focused on collaboration with Volvo Cars in a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in the Mira Technology Park in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom is chassis and dynamics, aluminum bonding and architecture and sports car design.

Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order on-line. Alternatively, Polestar Locations are where customers can see, feel and test drive Polestar’s vehicles prior to making an on-line purchase. Polestar currently has over 40 permanent Polestar Locations (and over 60 temporary or “pop up” locations). Polestar plans to extend its retail locations to a total of over 150 in existing and new markets by the end of 2023. In addition, Polestar leverages the Volvo Cars service center network to provide access to over 800 customer service points worldwide in support of its international expansion.

Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. The Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China and in Charleston, South Carolina in the United States (a facility operated by Volvo Cars).

Polestar has the benefit of being part of the larger global manufacturing footprint of Volvo Cars and Geely with access to a combined installed capacity of approximately 750,000 units per annum across three continents. Polestar intends to expand its contract manufacturing presence to facilities in the U.S. and potentially Europe. For example, the Polestar 3 will be produced in Volvo Cars factories in both Chengdu, China and Charleston, South Carolina USA. Polestar is also exploring the feasibility of producing the Polestar 2 in Europe for sales in the US market.

Chengdu facility

Polestar opened its Chengdu facility in 2019. Polestar produced the Polestar 1 at this facility until the end of 2021. The facility is a low volume facility designed for small series production runs, for developing new manufacturing processes or procedures and for customizations that cannot be handled in a high-volume factory. Polestar intends to use the Chengdu facility in the near term to create Polestar limited editions of Polestar 2 and also to support the early pre-production builds of future Polestar vehicles.

Chengdu was the first LEED Gold-certified automotive production facility in China. It was designed by the Norwegian architecture firm Snøhetta and runs on 100% renewable electricity.

Luqiao facility

Polestar 2 is produced in the Luqiao facility. The facility opened in 2016 and has a total factory capacity of 180,000 cars per year. The plant is focused on the CMA platform, and also produces Volvo XC40. In October 2021, Geely and Volvo Cars agreed to transfer the Luqiao facility to Volvo Cars. The transfer was effectuated in December 2021 and did not affect production of the Polestar 2 at the facility. In connection with this transfer, the Luqiao facility has been renamed “Taizhou.”

We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of our operations, as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion includes information that Polestar’s management believes is relevant to an assessment and understanding of Polestar’s financial condition and results of operations.

On June 23, 2022, Polestar closed the Business Combination and the related transactions described elsewhere in this Report. The discussion should be read together with (i) the financial statements of Polestar Automotive Holding Limited as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, and (ii) the financial statements of Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) as of September 15, 2021 and December 31, 2021 and for the period September 15, 2021 to December 31, 2021, and the related notes thereto, included elsewhere in this Report. The discussion and review should also be read together with Polestar’s unaudited pro forma financial information as of and for the year ended December 31, 2021. See Item 8.A “Financial Information—Consolidated Statements and Other Financial Information—Unaudited Pro Forma Condensed Combined Financial Information.”

Polestar’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” (see Item 3.D) and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.

Polestar Automotive Holding Limited

Overview

Parent and its subsidiaries are collectively referred to herein as “Polestar,” “we,” “our,” or “us.”

Polestar is determined to improve society by accelerating the shift to sustainable mobility.

Polestar is a pure play, premium electric performance vehicle brand headquartered in Sweden, designing products that are engineered to excite consumers and drive change. Polestar defines market-leading standards in design, technology and sustainability. Polestar was established as a premium electric vehicle brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global vehicle manufacturers. Polestar has an asset-light, highly scalable business model with immediate operating leverage. While Polestar has historically offered two performance vehicle models; Polestar 1 and Polestar 2, production of the Polestar 1 ceased during the year ended December 31, 2021.

Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. Under contract manufacturing agreements, Polestar intends to expand its manufacturing presence to facilities in the U.S. and in Europe, in each case operated by Volvo Cars. For example, Polestar intends to produce the Polestar 3 in Volvo Cars’ plant in Charleston, South Carolina as well as in Chengdu, China. Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely gives Polestar’s highly scalable business model immediate operating leverage.

Polestar’s business model focuses on a digital-first, direct-to-consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their orders online. This direct-to-consumer approach differs in some locations based on local legal jurisdictions (i.e., Polestar uses the dealer model only in the U.S. and Canada). This approach also differs in sales to fleet customers where ordering configured vehicles via the online platform is impracticable. Instead, sales are facilitated through Polestar fleet account managers.

Alternatively, Polestar Locations are where customers can see, feel and test drive Polestar’s vehicles prior to making an online purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers.

Polestar’s customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. Polestar currently has over 40 permanent Polestar Locations (and over 60 temporary or “pop-up” locations). Polestar plans to extend its retail locations in existing and new markets to total over 150 by the end of 2023. In addition, Polestar leverages the Volvo Cars service center network to provide access to over 800 customer service points worldwide in support of its international expansion. Polestar plans to extend this service center network to a total of over 1,100 by the end of 2023.

Polestar’s research and development expertise is a core competence and Polestar believes it is a significant competitive advantage. Current proprietary technologies under development include bonded aluminum chassis architectures and their manufacture, a high-performance electric motor and bi-directional compatible battery packs and charging technology.

Polestar has drawn extensively on the industrial heritage, knowledge and market infrastructure of Volvo Cars. This combination of deep automotive expertise, paired with cutting-edge technologies and agile, entrepreneurial culture, underpins our differentiation potential for growth and success.

Sustainability

During 2020, Polestar developed a sustainability strategy to support the vision of sustainable mobility. The strategy builds on the material issues Polestar faces and comprises four focus areas: climate neutrality, circularity, transparency and inclusion.

Climate neutrality

Combating the emission of greenhouse gases is one of Polestar’s top priorities. Most greenhouse gas emissions associated with Polestar’s vehicles are related to the use of fossil fuels in energy conversion. Coal power is highly present in Polestar’s supply chains as it operates, and predominantly sources, in China. Aside from greenhouse gas emissions, the burning of fossil fuels also leads to emissions of sulfur dioxide, nitrogen oxides and particulates that affect the environment and the health of people living in the local areas surrounding the power plants. The use of renewable energy in Polestar’s supply chain is absolutely key for it to reach climate neutrality and improve local air quality. Polestar has set two goals to achieve climate neutrality: Polestar is to be climate neutral by 2040 and create a climate neutral car (cradle-to-gate) by 2030. To drive towards the 2030 goal,

Polestar has launched five strategic initiatives. These are: climate-neutral platform, climate-neutral materials, energy optimization, climate-neutral manufacturing and renewable energy in the supply chain. Each strategic initiative is headed by an accountable department but handled through cross-functional collaboration within Polestar.

Circularity

Circularity is a philosophy to ensure that we, as a society, produce and consume within planetary boundaries. The use of materials is at the root of Polestar’s biggest social and environmental impacts. The extraction, processing, use and waste treatment of materials is associated with risks and potential negative impacts such as resource depletion, pollution to air, soil and water, climate impact, loss of biodiversity and human rights violations. Pollution to air, soil and water from metallurgical processes and mining activities also affects the health of people working in the supply chain and their local environments. By using a circular approach and trying to close the loop for more materials, less virgin materials and minerals need to be extracted and produced, which minimizes the total environmental impact. Polestar aims to drive sustainable and circular use of materials through different key strategies and processes, including sustainability strategy, sourcing strategy, procurement process and product development process. Through its procurement practices Polestar aims to minimize the negative impact on land and water through reduced greenhouse gas emissions, pollution, waste and effluents throughout its supply chain. Polestar uses life-cycle assessments as its primary tool for assessing environmental impact from material use including material selection and waste management.

Transparency

Reporting and working on sustainability issues is meaningless unless it leads to real world positive impact. Being transparent about where Polestar’s risks and impacts lie and which methodologies Polestar uses to measure itself ensures that Polestar creates actual progress. Polestar uses materials with high risks of human rights violations and negative environmental impacts in the supply chain to create its vehicles. Cobalt, for example, is a key component of the batteries used in Polestar vehicles that is primarily mined in the Democratic Republic of Congo, where it has been linked to child labor in the artisanal and small-scale mining sector. Historically, it has been very difficult to trace the origin of minerals because of their complex supply chain and lack of reliable chain of custody methods. Polestar requires its suppliers to implement responsible sourcing practices to mitigate the risk of human rights violations. Polestar partners with Circulor, a traceability-as-a-service provider, which utilizes blockchain technology to trace the origins of many of the materials used throughout Polestar’s supply chain. Additionally, Polestar maintains a parts and components sourcing partnership with Volvo Cars in which suppliers are analyzed using sustainability questionnaires and a risk assessment tool developed by Responsible Business Alliance.

Inclusion

Inclusion is diversity, representation, and equality working in harmony. By committing to this strategic focus area, Polestar stands up for the rights of people throughout its value chain – from the workers producing the material of its vehicles, to its employees in factories or spaces, to customers and consumers around the world. Departments like Human Resources, Customer Experience and Procurement drive strategic initiatives on human rights and inclusion, addressing Polestar’s role as a responsible brand, employer, and procurer.

Key factors affecting performance

Polestar’s growth and success over the past five years has depended on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges such as those discussed in the section Item 3.D “Risk Factors.” The following paragraphs explain the key factors that continue to have a notable impact on Polestar.

Partnerships with Volvo Cars and Geely

Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale commercialization activities while maintaining an asset-light balance sheet. This is achieved primarily through contract manufacturing and supply agreements with Volvo Cars and Geely. Polestar has utilized Volvo Car’s established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow it to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions such as information technology, legal, accounting, finance, and human resources.

Innovative automotive technologies and design

Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar Precept and P10 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, Waymo, and Zenseact, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. In the years ended December 31, 2021, 2020 and 2019, $462,731, $338,093 and $349,653, respectively, were invested in new intellectual property. These investments have primarily impacted Polestar’s results of operations through higher amortization expense.

Direct-to-consumer business model

Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Locations where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe with lower overall selling, general, and administrative expenses as compared to a traditional original equipment manufacturer (“OEM”) dealer model.

Direct-to-business model

In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price, although dealers are entitled to negotiate final sale prices with their end customers.

Fleet sales

In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include certain discounts in the form of annual rebates based on the number of vehicles ordered during the year.

Impact of COVID-19

As a result of the COVID-19 pandemic, Polestar has modified its business practices, including the implementation of work-from-home arrangements for employees able to perform their duties remotely and limiting the number of employees allowed to be in the office at once to uphold safe social distancing protocols. While the pandemic has not resulted in an apparent slowdown in Polestar’s operating activities, it may have impacted the ability of customers to access Polestar Locations and test drive vehicles. The Polestar sales model via the Polestar App and website helps mitigate the risk of COVID-19, as customers configure and order their vehicles online. Because Polestar’s commercialization phase commenced in the midst of COVID-19, distinguishing consequences of COVID-19 versus consequences of other, external factors is difficult as there is no pre-COVID-19, comparative historical performance. Therefore, Polestar cannot determine the independent impact of COVID-19 on its overall financial performance.

Beginning in the first quarter of 2021, there has been a trend in many parts of the world of increasing availability and administration of vaccines against COVID-19, as well as an easing of restrictions on social, business, travel and government activities and functions. Despite the increasing availability of vaccination programs and easing of restrictions, Polestar cannot currently predict if the recent emergence of new strains or continued infections and fatalities will cause governments to re-impose prior or impose new restrictive measures. The negative economic effects of the continuing pandemic could have an adverse impact on Polestar’s operating activities in the future, and an adverse impact on company growth from potential delays on the Polestar Group’s ability to recruit and train staff. COVID-19 could also affect the operations of suppliers and business partners, which may result in delays or disruptions in the supply chain of Polestar’s components and delay the development and rollout of future vehicles. As a result of the prolonged government mandated quarantines and lockdowns in China due to further COVID-19 outbreaks during the first half of 2022, the production and delivery of critical components for Polestar vehicles by suppliers, including Polestar’s single-source suppliers in Shanghai and elsewhere, has been interrupted and delayed. These supply chain disruptions have, and are expected to continue to, negatively impact Polestar and its strategic and contract manufacturing partner, Volvo Cars’, ability to manufacture and deliver Polestar vehicles in the volumes previously anticipated by Polestar. For additional information, see Item 4.B “Information On The Company—Business Overview—Recent Developments” and the section below entitled “—Factors Affecting Future Results of Operations.” Polestar will continue to closely monitor the effects of the pandemic. Refer to Item 3.D “Risk Factors” for more information on risks posed by COVID-19.

Impact of Russia and Ukraine conflict

In February 2022, Russia invaded Ukraine. Uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine could weaken demand for Polestar’s vehicles, which could make it difficult for Polestar to forecast its financial results and manage inventory levels. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia could cause unanticipated changes in customers’ buying patterns, adversely impact operations of Polestar’s suppliers, or interrupt Polestar’s ability to source products from these regions. Sanctions have also created global supply chain disruptions, logistical constraints and inflation that have impacted, and may continue to impact, Polestar’s operations and could create or exacerbate risks facing Polestar’s business. For additional information, see Item 4.B “Information On The Company—Business Overview—Recent Developments.”

Polestar vehicles are manufactured at facilities owned and operated by Volvo Cars. While Polestar understands that Volvo Cars does not directly conduct any business (i.e., Tier 1 supplier) with suppliers from Russia, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russia and Ukraine conflict. Due to the complexities surrounding vehicle production and its related supply chain, it is possible there will be some components sourced from suppliers subject to sanctions against Russia and/or that the resulting disruption to the supply chain will have an adverse impact on Polestar’s business and operations. Polestar will continue to closely monitor the effect of the conflict between Russia and Ukraine. Refer to Item 3.D “Risk Factors” for information on risks posed by the Russia and Ukraine conflict.

Impact of Inflation

Broader impacts of COVID-19 and the Russia and Ukraine conflict have included inflationary pressures on prices of components, materials, labor and equipment used in the production of Polestar vehicles. Particularly increases in battery prices due to the increase of lithium, cobalt and nickel costs are expected to lead to higher capital expenditures. It is uncertain whether the inflationary pressure on such prices and costs will persist in the future.

Results of operations

Polestar conducts business under one operating segment with primary commercial operations in Europe and the U.S. While Europe and the U.S. represent Polestar’s primary geographic markets, Polestar’s presence is quickly expanding in Asia. Refer to “Note 1—Significant accounting policies and judgements” in Polestar’s Consolidated Financial Statements for more information on the basis of presentation and segment reporting. The following paragraphs describe the key components of revenue and expenses as presented in our Consolidated Statement of Loss.

Revenue

Revenue is comprised of revenue from the sale of vehicles, revenue from the sale of software and performance engineered kits, revenue from sales of carbon credits, vehicle leasing revenue, and other revenue. Revenue from the sale of vehicles constitutes the primary source of revenue and has historically been derived primarily from sales of the Polestar 2. Polestar’s main customers for electric vehicles consists of private individuals, fleet management companies, dealers, and our related parties, Volvo Cars and Geely. Revenue from the sale of software and performance engineered kits is derived from intellectual property licensed to Volvo Cars related to software upgrades and enhancements for Volvo Cars’ vehicles. Revenue from sales of carbon credits is derived from sales of regulatory credits to external companies in partnership with Volvo Cars. Vehicle leasing revenue is derived from the Polestar Group’s operating lease arrangements. Other revenue is derived from sales of automotive research and development services and intellectual property licensed to Volvo Cars enabling Volvo Cars to source and sell Polestar parts and accessories.

Cost of sales

Cost of sales primarily consists of contract manufacturing costs associated with the production of the Polestar 2, which is outsourced to Volvo Cars (previously outsourced to Geely), depreciation of tooling equipment, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, and charges to write down the carrying value of inventory when it exceeds the estimated net realizable value. Costs of sales also include costs related to direct parts and materials, direct labor, and manufacturing overhead for the Polestar 1, which was manufactured at Polestar’s facility in Chengdu, China.

Selling, general, and administrative expenses

Selling, general, and administrative expenses are comprised of personnel expenses for business development and marketing functions, advertising and marketing expenses, personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit, information technology, and accounting services, as well as expenses for facilities, general software costs and licenses, depreciation, amortization, and travel. Personnel-related expenses consist of salaries, benefits, social security contributions, and incentive programs.

Research and development expenses

Research and development expenses consist of personnel expenses for Polestar’s internal engineering, research, and development functions, amortization of intangible assets related to intellectual property used in Polestar’s electric vehicles and internal development programs, and expenses for direct materials and facilities used by research and development personnel. Polestar outsources certain development of intellectual property used in its electric vehicles to Volvo Cars and makes payments in accordance with development plans. Such costs are capitalized as intangible assets instead of charged to research and development expense because they are paid in connection with the receipt of intellectual property from Volvo Cars that is expected to provide future economic benefit to Polestar.

Polestar conducts various internal research and development programs focused on advancing new technologies and concepts relevant to the business, such as electric vehicle propulsion systems, infotainment and software systems, and the use of eco-friendly recycled materials in production. Costs associated with Polestar’s internal research and development programs are expensed as incurred while they are in the research phase and not yet expected to contribute to future cash flows. Once Polestar’s internal research and development programs reach the development phase and are determined to contribute to future cash flows, such costs are capitalized as intangible assets instead of being charged to research and development expenses.

Finance income and expenses

Finance income consist of interest income on bank deposits associated with Polestar’s short-term financing facilities and net foreign exchange rate gains on financial activities. Finance expenses are comprised of interest expenses associated with Polestar’s short and long-term financing facilities, including amounts owed to related parties, net foreign exchange rate losses on financial activities, and interest expenses associated with lease liabilities.

Income tax expenses

Income tax expenses consist of current and deferred income tax expenses. Current income tax expenses primarily represent income taxes generated on income sourced in multiple foreign jurisdictions. Deferred income tax expenses represent differences generated between book accounting figures and tax figures.

Factors Affecting Future Results of Operations

Revenue Impact of COVID-19, Inflation and Supply Chain Disruptions and Carbon Credits

As a result of the prolonged government mandated quarantines and lockdowns in China due to further COVID-19 outbreaks during the first half of 2022, the production and delivery of critical components for Polestar vehicles by suppliers, including Polestar’s single-source suppliers in Shanghai and elsewhere, has been interrupted and delayed. These supply chain disruptions have, and are expected to continue to, negatively impact Polestar and its strategic and contract manufacturing partner, Volvo Cars’, ability to manufacture and deliver Polestar vehicles. For additional information, see Item 4.B “Information On The Company—Business Overview—Recent Developments.” While Polestar expects total revenue from sales of vehicles for the year ending December 31, 2022 to be higher than for the year ended December 31, 2021, Polestar anticipates that supply chain disruptions will limit the number of vehicles we are able to deliver and sell and will have a negative impact on revenue during the year ending December 31, 2022. Polestar cannot anticipate whether the COVID-19 outbreak, the impact of inflation on prices of components, materials, labor and equipment used in the production of vehicles and the supply chain disruptions that occurred in the first half of 2022 will persist in the future.

Further, due to decreased market demand for carbon credits, Polestar’s revenue from the sale of carbon credits was approximately $6.3 million for the year ended December 31, 2021 as compared to $27.1 million during the year ended December 31, 2020. Based on prevailing market conditions for carbon credits and the level of demand for carbon credits during the year ended December 31, 2021, Polestar also expects revenue from the sale of carbon credits for the year ending December 31, 2022 to be negligible, and that demand for carbon credits from Volvo Cars and third party OEMs will remain low in the future.

Gross Profit Impact of COVID-19, Inflation and Supply Chain Disruptions, Carbon Credits and Sales Mix

Polestar delivered 28,677 vehicles during the year ended December 31, 2021 of which 2,836 vehicles included buyback agreements and 2,081 internal vehicle deliveries. The abovementioned impact of COVID-19, inflation and supply chain disruptions on global volumes are expected to have a corresponding impact on total cost of goods sold and gross profit for the year ending December 31, 2022. Since it is uncertain whether the lockdowns driven by COVID-19 outbreaks, the impact of inflation on prices of components, materials, labor and equipment used in the production of vehicles and the supply chain disruptions that occurred in the first half of 2022 will continue to occur, Polestar cannot anticipate whether similar impacts on total cost of goods sold and gross profit will persist in the future.

Due to these uncertainties Polestar reevaluated its assumptions on sales mix by geography, sales with buyback agreements, product configuration (e.g., single-motor vs. dual-motor) and channel (e.g., private consumer vs. fleet sales). As a result, Polestar expects the combined impact of COVID-19, inflation and supply chain disruptions on global volumes, the reduction of revenue from the sale of carbon credits and changes in sales mix described above will reduce gross profit for the year ending December 31, 2022. The reduction of revenue from the sale of carbon credits is also expected to reduce gross profit in future years as described above.

Costs associated with the Business Combination and Listing on Nasdaq

Costs associated with the Business Combination and on-going costs associated with being a Nasdaq listed foreign private issuer after the completion of the Business Combination, including Sarbanes Oxley compliance, digital capabilities and D&O insurance premiums, will be reflected in Polestar’s results of operations for the year ending December 31, 2022 and future years.

Other Operating Expenditures

Polestar intends to continue to rapidly increase the pace of its market expansion plans during 2022 and further invest in the development of its technology, sales locations and digital capabilities to provide customers with enhanced purchasing and ownership experiences. As a result, Polestar expects operating expenditures to increase for the year ended December 31, 2022 and future years.

Comparison of the years ended December 31, 2021, 2020 and 2019

Prior to reading this comparative analysis, readers should note that Polestar commenced commercial deliveries of the Polestar 2 in August 2020, which impacts the comparability of financial performance between the periods presented. The following table summarizes Polestar’s historical Consolidated Statement of Loss for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,			2021 vs 2020 Variance		2020 vs 2019 Variance
	2021	2020	2019	$	%	$	%
	US’Thousand	US’Thousand	US’Thousand	US’Thousand		US’Thousand
Revenue	1,337,181	610,245	92,415	726,936	119	517,830	560
Cost of sales	(1,336,321)	(553,724)	(39,790)	(782,597)	141	(513,934)	1,292

Gross profit	860	56,521	52,625	(55,661)	(98)	3,896	7

Selling, general and administrative expenses	(714,724)	(314,926)	(210,572)	(399,798)	127	(104,354)	50
Research and development expenses	(232,922)	(183,849)	(34,386)	(49,073)	27	(149,463)	435
Other operating income and expenses, net	(48,053)	1,766	1,339	(49,819)	(2,821)	427	32

Operating loss	(994,839)	(440,488)	(190,994)	(554,351)	126	(249,494)	131

Finance income	32,970	3,199	16,226	29,771	931	(13,027)	(80)
Finance expenses	(45,249)	(34,034)	(21,192)	(11,215)	33	(12,842)	61

Loss before income taxes	(1,007,118)	(471,323)	(195,960)	(535,795)	114	(275,363)	141

Income tax expense	(336)	(13,535)	(2,015)	13,199	(98)	(11,520)	572

Net loss	(1,007,454)	(484,858)	(197,975)	(522,596)	108	(286,883)	145

Revenues

Polestar’s revenue increased by $726,936, or 119%, from $610,245 for the year ended December 31, 2020 to $1,337,181 for the year ended December 31, 2021. Revenue from related parties decreased by $18,475, or 13%, from $147,455 for the year ended December 31, 2020 to $128,980 for the year ended December 31, 2021. Polestar’s revenue increased by $517,830, or 560%, from $92,415 for the year ended December 31, 2019 to $610,245 for the year ended December 31, 2020. Revenue from related parties increased by $55,068, or 60%, from $92,387 for the year ended December 31, 2019 to $147,455 for the year ended December 31, 2020. The following table summarizes changes in the components of revenue and related changes between annual periods:

	For the year ended December 31,			2021 vs 2020 Variance		2020 vs 2019 Variance
	2021	2020	2019	$	%	$	%
	US’Thousand	US’Thousand	US’Thousand	US’Thousand		US’Thousand
Revenues
Sales of vehicles	1,290,031	542,783	—	747,248	138	542,783	100
Sales of software and performance engineered kits	25,881	35,434	73,107	(9,553)	(27)	(37,673)	(52)
Sales of carbon credits	6,299	27,141	—	(20,842)	(77)	27,141	100
Vehicle leasing revenue	6,217	—	—	6,217	100	—	—
Other revenue	8,753	4,887	19,308	3,866	79	(14,421)	(75)

Total	1,337,181	610,245	92,415	726,936	119	517,830	560

Sales of vehicles increased by $747,248, or 138%, from $542,783 for the year ended December 31, 2020 to $1,290,031 for the year ended December 31, 2021. As referenced earlier, this increase is primarily due to a full year of commercial sales in 2021, compared to three months in 2020 (as commercialization of the Polestar 2 didn’t commence until Q4 2020), as well as Polestar’s further expansion into new markets in 2021. Sales of vehicles increased by $542,783, or 100%, from nil for the year ended December 31, 2019 to $542,783 for the year ended December 31, 2020. The increase was due to the first commercial deliveries of the Polestar 1 and Polestar 2 to customers during the year ended December 31, 2020.

Sales of software and performance engineered kits decreased by $9,553, or 27%, from $35,434 for the year ended December 31, 2020 to $25,881 for the year ended December 31, 2021. This decrease is a result of Polestar moving towards a focus on vehicle sales and Volvo Cars offering Polestar’s performance engineered kits at a reduced price. Sales of software and performance engineered kits decreased by $37,673, or 52%, from $73,107 for the year ended December 31, 2019 to $35,434 for the year ended December 31, 2020. The decrease is mainly an effect of the termination of the performance engineered kits agreement in March 2019. A new performance engineered kits agreement was not signed until December 2020, at which point in time Volvo Cars resumed offering Polestar’s performance engineered kits to its customers, but at a reduced price.

Sales of carbon credits decreased by $20,842, or 77%, from $27,141 for the year ended December 31, 2020 to $6,299 for the year ended December 31, 2021. This decrease is due to prevailing market conditions and lower demand for carbon credits from Volvo Cars and third party OEMs. Sales of carbon credits increased by $27,141, or 100%, from nil for the year ended for the year ended December 31, 2019 to $27,141 for the year ended December 31, 2020 as this was the first year Polestar sold carbon credits. The carbon credit arrangement with Volvo Cars was executed in November 2020 as the year ended December 31, 2020 was Polestar’s first year selling vehicles and generating carbon credits.

Vehicle leasing revenue increased by $6,217, or 100%, from nil for the year ended December 31, 2020 to $6,217 for the year ended December 31, 2021. The increase was the result of Polestar entering into operating leases for the first time in 2021.

Other revenue increased by $3,866, or 79%, from $4,887 for the year ended December 31, 2020 to $8,753 for the year ended December 31, 2021. This increase was primarily the result of sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles which Volvo Cars began selling to Polestar customers during 2021. Other revenue decreased by $14,421, or 75%, from $19,308 for the year ended December 31, 2019 to $4,887 for the year ended December 31, 2020. The decrease was primarily the result of a reduction in research and development services provided to Volvo Cars during the year ended December 31, 2020 .

Cost of sales and gross profit

Cost of sales increased by $782,597, or 141%, from $553,724 for the year ended December 31, 2020 to $1,336,321 for the year ended December 31, 2021. This increase was primarily driven by expanded production and commercialization of Polestar 2 vehicles and a deterioration of the SEK/CNY exchange rate throughout 2021. Specifically, sales volume growth in the United States resulted in higher customs import duties and Polestar’s SEK/CNY transaction exchange losses on contract manufacturing invoices paid to Geely contributed to higher overall costs of sales. Cost of sales increased by $513,934, from $39,790 for the year ended December 31, 2019 to $553,724 for the year ended December 31, 2020. The increase in cost of sales was driven by deliveries of the Polestar 1 and Polestar 2. Prior to the year ended December 31, 2020, the Polestar 1 and Polestar 2 were only available for pre-order.

Gross profit decreased by $55,661, or 98%, from $56,521 for the year ended December 31, 2020 to $860 for the year ended December 31, 2021. This decrease was primarily due to a negative gross profit impact of $20,842 related to reduced sales of carbon credits, a negative gross profit impact of $9,553 related to reduced sales of software and performance engineered kits and a negative gross profit impact of $4,887 related to reduced sales of research and development services to related parties. Gross profit increased by $3,896, or 7%, from $52,625 for the year ended December 31, 2019 to $56,521 for the year ended December 31, 2020. The increase in gross profit was reflective of cost efficiencies from contract manufacturing afforded by Polestar 2 manufacturing on a large scale.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $399,798, or 127%, from $314,926 for the year ended December 31, 2020 to $714,724 for the year ended December 31, 2021. This increase was primarily driven by continued investments in advertising, marketing, and promotional activities as part of Polestar’s commercial expansion across geographic markets such as the U.S., UK, Germany and China, increased professional service fees related to accounting, finance, and information technology, and higher wages and salaries associated with scaling headcount of Polestar’s sales and administrative personnel to meet the demands of the growing business. Selling, general and administrative expenses increased by $104,354, or 50%, from $210,572 for the year ended December 31, 2019 to $314,926 for the year ended December 31, 2020. The increase was primarily due to increased investments in advertising, marketing, and promotional activities as part of Polestar’s commercial expansion across geographic markets such as the United States and China, increased professional service fees related to accounting, finance, and information technology, and higher wages and salaries associated with scaling headcount of Polestar’s sales and administrative personnel to meet the demands of the growing business.

Research and development expenses

Research and development expenses increased by $49,073, or 27%, from $183,849 for the year ended December 31, 2020 to $232,922 for the year ended December 31, 2021. This increase was primarily due to increased product development costs related to future vehicles and electronic vehicles technologies and a full year of amortization of capitalized research and development expenses in 2021 related to Polestar 2, as compared to ten months of amortization in 2020. Research and development expenses increased by $149,463, or 435%, from $34,386 for the year ended December 31, 2019 to $183,849 for the year ended December 31, 2020. The increase was the result of amortization of intangible assets related to the Polestar 1 and Polestar 2, which commenced in December 2019 and March 2020, respectively, and higher wages and salaries associated with scaling Polestar’s research and development personnel to pursue new electric vehicle technologies, software, and processes.

Other operating income and expenses, net

Other operating income and expenses, net decreased by $49,819 from $1,766 for the year ended December 31, 2020 to $(48,053) for the year ended December 31, 2021. This decrease was primarily due to an increase in unrealized foreign exchange losses on conversions from the SEK and the Chinese Yuan (“CNY”) related to Polestar’s contract manufacturing agreements in China. Other operating income and expenses, net increased by $427, or 32%, from $1,339 for the year ended December 31, 2019 to $1,766 for the year ended December 31, 2020. The increase primarily reflected higher unrealized foreign exchange gains on operating activities associated with Polestar’s commercial expansion in Europe, Asia, and other geographic markets.

Finance income

Finance income increased by $29,771, or 931%, from $3,199 for the year ended December 31, 2020 to $32,970 for the year ended December 31, 2021. This increase was primarily driven by net foreign exchange gains on financial activities. Finance income decreased by $13,027, or 80%, from $16,226 for the year ended December 31, 2019 to $3,199 for the year ended December 31, 2020. The decrease was primarily related to lower interest income on bank deposits required by Polestar’s short-term credit facilities.

Finance expenses

Finance expenses increased by $11,215, or 33%, from $34,034 for the year ended December 31, 2020 to $45,249 for the year ended December 31, 2021. This increase was primarily driven by interest expense on past due payables to Geely and Volvo Cars and interest expense on related party loans with Volvo Cars. Finance expenses increased by $12,842, or 61%, from $21,192 for the year ended December 31, 2019 to $34,034 for the year ended December 31, 2020. The increase was primarily related to higher interest charges related to Polestar’s related party loans with Volvo Cars and foreign exchange losses associated with Polestar’s short-term credit facilities.

Income tax expense

Income tax expense decreased by $13,199, or 98%, from $13,535 for the year ended December 31, 2020 to $336 for the year ended December 31, 2021. This decrease was primarily driven by a decrease in deferred taxes related to foreign currency translation adjustments, coupled with lower withholding taxes in China due to reduced distributions for the period. This was offset by higher income tax expenses generated from the significant increase in Polestar’s sales volumes for the year ended December 31, 2021. Income tax expense increased by $11,520, or 572%, from $2,015 for the year ended December 31, 2019 to $13,535 for the year ended December 31, 2020. The increase was primarily due to higher deferred tax expenses related to internally developed intellectual property that were capitalized for book purposes and expensed for tax purposes, higher withholding taxes in China, and income tax expenses generated in Polestar’s sales units. Additionally, higher pre-tax book losses in the year ended December 31, 2020 as compared to the year ended December 31, 2019 generated in Sweden and China provided no corresponding tax benefit as deferred tax assets do not meet the accounting recognition criteria in these jurisdictions.

Liquidity and capital resources

Polestar finances its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties. The principal uses for liquidity and capital are funding operations, research and development expenditures, and sustaining access to additional capital via the repayment of existing credit facilities. Polestar is currently in the process of expanding operations in Europe, North America, and Asia, which has resulted in increased advertising, marketing, and promotional costs.

The development and commercialization of Polestar vehicles will continue to require substantial expenditures and Polestar is reliant upon continued investments from existing and new shareholders to fund operations. These conditions raised substantial doubt about Polestar’s ability to continue as a going concern. Refer to “Note 1—Significant accounting policies and judgements” in the accompanying Consolidated Financial Statements.

As of December 31, 2021 and 2020, Polestar had cash and cash equivalents of $756,677 and $316,424, respectively. Cash and cash equivalents consist of cash in banks with an original term of three months or less. As of December 31, 2021 and 2020, Polestar had restricted cash of nil and $50,206, respectively. Restricted cash consists of cash collateral held by financial institutions that provide Polestar’s short-term working capital loans.

On a pro forma basis, following the redemptions by the public stockholders of GGI, Polestar estimated that it would have cash and cash equivalents of approximately $1,552,413 on hand at December 31, 2021. Polestar believes its existing cash and cash equivalents, current, refinanced and new short-term credit facilities, current working capital arrangements with related parties, existing shareholders’ declarations of intent to subscribe to future equity offerings from related party owners, and the net proceeds from the Business Combination would be sufficient to meet its anticipated cash needs for at least 12 months from the date the accompanying Polestar Financial Statements were issued.

If Polestar’s pro forma cash resources, including the proceeds of the Business Combination, are insufficient to finance its future cash requirements, Polestar will need to finance future cash needs through a combination of public or private equity offerings, debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Polestar is unable to raise additional funds through equity, debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, to terminate research and development and commercialization efforts and may not be able to fund continuing operations.

Debt and equity financing

In November 2020, Polestar issued 14,371,808 ordinary shares to Polestar’s principal owners at $6.15 per share for total proceeds of $438,340. Polestar also issued 18,032,787 Class B ordinary shares to third party investors in March 2021 at $30.50 per share for total proceeds of $550,000. In July 2021, 17,345,079 Class A ordinary shares were converted to Class B ordinary shares. Following these events, total Class A and Class B ordinary shares issued and outstanding were 232,404,595, with each share valued at $8.04. During the periods presented in the accompanying Consolidated Financial Statements, Polestar utilized several short-term working capital loans, none of which require it to meet any material debt covenants. All short-term working capital loans that have come due during the periods presented have been repaid on-time. These loans are further detailed as follows:

•	In June 2019, Polestar entered into a 12-month unsecured working capital loan with a bank in China.

•

The outstanding principal balance as of December 31, 2019 was $146,520. The loan carried interest at the latest interbank loan prime rate minus 0.1775%. This loan was fully repaid as of December 31, 2020.

•

In September 2019, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2019 was $131,730. The loan carried interest at the LIBOR 3-month term rate plus 0.68657%. This loan was fully repaid as of December 31, 2020.

•

In December 2019, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2019 was $112,195. The loan carried interest at the LIBOR 3-month term rate plus 2.1%. This loan was fully repaid as of December 31, 2020.

•

In June 2020, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2020 was $150,735. The loan carried interest at the interbank loan prime rate plus 0.065%. This loan was fully repaid as of December 31, 2021.

•	In July 2020, Polestar entered into a 3-month related party loan with Volvo Cars. The loan’s principal balance of $214,950 was fully repaid as of December 31, 2020. The loan carried interest at 3.48%.

•

In December 2020, Polestar entered into a 6-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2020 was $45,930. The loan carried interest at the latest 12-month national interbank loan prime rate minus 0.37%. This loan was fully repaid as of December 31, 2021.

•

In December 2020, Polestar entered into a 6-month uncommitted facility with a bank in the United Kingdom. The outstanding principal balance as of December 31, 2020 was $148,082. The loan carried interest at 2.1% per annum over the relevant interbank offered rate, plus a flat arrangement fee of 0.25% to be paid on the value of the facility payable. This loan was fully repaid as of December 31, 2021.

•

In June 2021, Polestar entered into a 12-month unsecured working capital loan agreement with a bank in China. The outstanding principal balance as of December 31, 2021 was $78,650. The loan carries interest at the latest 12-month national interbank loan prime offer rate plus 1.1%.

•

In July 2021, Polestar entered into a 12-month unsecured working capital loan agreement with a bank in China. The outstanding principal balance as of December 31, 2021 was $130,559. The loan carries interest at a rate of 3.915% per annum.

•

In December 2021, Polestar entered into a 9-month working capital loan agreement with a bank in China. The loan is secured on certain assets equal to approximately 70% of its value and benefits from a subsidiary guarantee from Polestar Shanghai as well as letters of keep well from both Volvo Cars and Geely. Polestar does not anticipate needing to rely on these letters. The outstanding principal balance as of December 31, 2021 was $400,000. The loan carries interest at a fixed rate of 1.883%.

In July 2021, Geely and two other third-parties invested in non-interest-bearing convertible notes of $35,231 from Polestar Group. As discussed in “Note 18—Equity of the accompanying Consolidated Financial Statements,” these convertible notes may not be cash settled and may only be settled via the automatic conversion to Class B common stock upon the occurrence of a qualifying conversion event, or at-will by Polestar, prior to a qualifying conversion event. As of December 31, 2021, no qualifying conversion event had occurred, and Polestar has not converted any of the convertible notes at-will. Therefore, all $35,231 of the convertible note remained outstanding.

During the years ended December 31, 2021 and December 31, 2020, Polestar entered into contracts to sell vehicles and then lease-back such vehicles for a period of up to 12 months, with an obligation to repurchase the vehicle at the end of the lease-back period. As of December 31, 2021 and 2020, $14,465 and $17,398 of the financing obligation related to these sale lease-backs was outstanding, respectively.

In the ordinary course of business, Polestar enters into multiple low-value working capital credit facilities with various financial service providers across the Polestar Group’s multiple markets. These facilities are used to ensure the Polestar Group can meet vehicle demand and fund operations related to vehicle sales. As of December 31, 2021 and 2020, $32,453 and $1,345 of these working capital credit facilities were outstanding, respectively.

Under both arrangements, Polestar has the ability to repay lenders or repurchase vehicles at its convenience. Due to these circumstances, these arrangements are accounted for as short-term financing instead of revenue generating sales arrangements.

Cash flows

	For the year ended December 31,
	2021	2020	2019
	US’Thousand	US’Thousand	US’Thousand
Cash used for operating activities	(312,156)	(57,050)	(190,059)
Cash used for investing activities	(129,672)	(243,707)	(285,448)
Cash provided by financing activities	909,572	359,643	475,407

Cash used for operating activities

Cash used for operating activities increased from $57,050 for the year ended December 31, 2020 to $312,156 for the year ended December 31, 2021. The change was primarily the result of Polestar fulfilling its provisions related to warranties, employee benefits, and other provisions, increased prepaid expenses, and higher levels of inventory due to market expansion, partially offset by higher collections of trade receivables from related parties.

Cash used for operating activities decreased from $190,059 for the year ended December 31, 2019 to $57,050 for the year ended December 31, 2020. The change was primarily the result of increased trade payables to Polestar’s related parties, Volvo Cars and Geely, and accrued expenses, partially offset by higher trade receivables and inventories associated with the commencement of commercialization of the Polestar 2 in August 2020.

Cash used for investing activities

Cash used for investing activities decreased from $243,707 for the year ended December 31, 2020 to $129,672 for the year ended December 31, 2021. The change was primarily the result of a decrease in cash payments for investments in property, plant and equipment and lower cash payments for intangible assets in accordance with the terms of agreements with Volvo Cars.

Cash used for investing activities decreased from $285,448 for the year ended December 31, 2019 to $243,707 for the year ended December 31, 2020. The change was primarily the result of fewer additions of property, plant and equipment and investments in intellectual property related to the Polestar 1, Polestar 2 and Polestar 3 that had not yet been cash settled with Volvo Cars, partially offset by initial capitalization of investments in intellectual property under various internal development programs.

Cash provided by financing activities

Cash provided by financing activities increased from $359,643 for the year ended December 31, 2020 to $909,572 for the year ended December 31, 2021. The change was primarily the result of the issuance of Class B common shares to third-party investors, the issuance of convertible notes, and increased short-term borrowings, partially offset by principal repayments related to existing short-term credit facilities.

Cash provided by financing activities decreased from $475,407 for the year ended December 31, 2019 to $359,643 for the year ended December 31, 2020. The change was primarily the result of a decrease in restricted cash deposits and principal repayments related to existing short-term credit facilities, partially offset by the issuance of Class A common shares of Polestar to Polestar’s principal owners.

Contractual obligations and commitments

Polestar is party to contractual obligations to make payments to third parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar has also entered into capital commitments to purchase property, plant and equipment and intellectual property. Refer to “Note 9—Leases,” “Note 21—Liabilities to credit institutions,” and “Note 24—Commitments and contingencies” in the accompanying Consolidated financial statements for more detail on contractual obligations and commitments.

The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of December 31, 2021:

	Payments due by period
	Total	Less than 1 year	Between 1-5 years	After 5 years
	US Thousand	US Thousand	US Thousand	US Thousand
Contractual obligations and commitments
Capital commitments	763,780	437,947	298,833	—
Credit facilities, including sale leasebacks	642,338	642,338	—	—
Lease obligations	89,329	10,250	72,718	6,361

Total	1,468,447	1,090,535	371,551	6,361

Off-balance sheet arrangements

Polestar does not maintain any off-balance sheet activities, arrangements, or relationships with unconsolidated entities (e.g., special purpose vehicles and structured finance entities) or persons that have a material current effect, or are reasonably likely to have a material future effect, on Polestar’s Consolidated Financial Statements.

Critical accounting estimates

Polestar prepares its Consolidated Financial Statements in accordance with the IFRS issued by the International Accounting Standards Board (“IASB”). The preparation of our Consolidated Financial Statements requires Polestar to make estimates, assumptions, and judgments that affect the reported amounts and related disclosures. All estimates, assumptions, and judgments are based on market information, knowledge, historical experience, and various other factors that Polestar determines reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Other companies in similar businesses may use different estimates, assumptions, and judgments which may impact the comparability of Polestar’s Consolidated Financial Statements to those of other companies.

Refer to “Note 1—Significant accounting policies and judgements” in the accompanying Consolidated Financial Statements for detailed discussion of all accounting policies and judgements applied by Polestar. The following paragraphs discuss the accounting estimates that are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements.

Revenue recognition—determining the transaction price of performance obligations included with sales of vehicles and variable consideration for volume related discounts to fleet customers

Included with the sale of each Polestar vehicle are stand-ready obligations for the provision of certain services and maintenance (e.g., connected services and certified vehicle maintenance). Polestar utilizes an expected cost-plus margin approach for estimating the transaction price associated with these services as this is determined to be the most suitable method for estimating stand-alone selling price due to the materiality and the nature of the services. The residual amount of the transaction price is allocated to the performance obligation associated with the delivery of the vehicle because (i) the vehicle represents the most valuable component of the contract, (ii) Polestar’s vehicles are not sold on a stand-alone basis such that an established price exists separate from the Services and Maintenance and (iii) there is wide variation in market price among the limited competitors in this new space. The estimated transaction price allocated to each stand-ready obligation is recognized over time in accordance with the term of each service while the transaction price allocated to the delivery of the vehicle is recognized at a point in time on the delivery date. The majority of Polestar’s revenue recognized from the sale of vehicles during the year ended December 31, 2021 was related to transaction price allocated using the residual approach. Polestar has continued to evaluate and monitor the number of observable inputs available for use in estimating the standalone selling price of its vehicles. As part of its ongoing analysis, Polestar has determined that use of the residual method continues to be the most appropriate method for estimating the standalone selling price of its vehicles.

Polestar also offers volume related discounts to fleet customers which impacts its estimation of the consideration it will be entitled to in exchange for the delivery of vehicles. Due to its lack of experience engaging with fleet customers and competitive pressures from more established original equipment vehicle manufacturers, Polestar utilizes the most-likely amount method for estimating volume related discounts instead of the expected value method. Polestar’s estimations under the most-likely amount method will improve as Polestar builds more relationships with fleet customers and gathers more reliable data over time.

Intangible assets—capitalizing internally developed intellectual property and determining the useful lives

Polestar conducts various internal development programs for projects such as the Polestar Precept and the P10 electric propulsion system. Programs are divided into the concept phase and the product development phase. In the concept phase, Polestar conducts exploratory research activities and designs an official development program. Management deems a project “program start” and it enters the product development phase if it is aligned with the business plan, financially sustainable, and estimated to contribute to future cash flow benefits. Upon the achievement of program start, internally developed intellectual property is capitalized in intangible assets. Determining program start for a project involves a significant amount of estimation with regards to its future cash benefit expected to stem from such project.

Polestar conducts an analysis to estimate the useful life for internally developed intellectual property, acquired intellectual property, and software at the point in time when they are capitalized in intangible assets. The estimation of useful life is heavily impacted by Polestar’s contractual rights and obligations, technological complexities, and competitive pressures that influence technological advancements and obsolescence in the electric vehicle industry. The estimation of useful life ultimately impacts the amortization expense associated with intangible assets.

Impairment testing

Polestar conducts routine evaluations of intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts an impairment test at the cash generating unit level. The recoverable amount for cash generating units is established through a calculation of value in use under a discounted future cash flow model that uses significant estimations regarding future cash flows as seen in the 2022-2025 business plan, a terminal growth rate of 2.0% for cash flows through the next ten years, and an after-tax discount rate of 10.1%.

Valuation of loss carry-forwards

The recognition of deferred tax assets requires estimates to be made about the level of future taxable income and the timing of recovery of deferred tax assets. These estimates take into consideration forecasted taxable income by relevant tax jurisdiction. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that management has sufficient objectively verifiable evidence available which would demonstrate that is has become probable that future taxable profits will be available against which they can be used.

Recent accounting pronouncements

Certain new accounting standards and interpretations have been issued by the IASB but are not yet effective for the December 31, 2021 reporting period and have not been early adopted by the Polestar Group. These standards are not expected to have a material impact on Polestar’s Consolidated Financial Statements in current or future reporting periods. Refer to “Note 1—Significant accounting policies and judgements” in the accompanying Consolidated Financial Statements for information on the new standards.

Quantitative and qualitative disclosures about market risk

Polestar is exposed to certain market risks in the ordinary course of business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, and liquidity risk. Refer to “Note 2—Financial risk management” in the accompanying Consolidated Financial Statements for detailed discussion of these risks and sensitivity analyses.

Foreign currency exchange risk

The global nature of Polestar’s business exposes cash flows to risks arising from fluctuations in exchange rates. Relative changes in the currency rates have a direct impact on Polestar’s operating income, finance income, finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. To mitigate the impact of currency exchange rate fluctuations for the business operations, Polestar continually assesses its exposure to exchange rate risks.

Translation exposure risk

Currency translation risk arises from the consolidation of foreign subsidiaries that maintain net assets denominated in functional currencies other than USD (i.e., the functional currency of the Parent). At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Such currency effect is recorded in the Consolidated Statement of Comprehensive Loss. Polestar is primarily exposed to currency translation risk from subsidiaries with functional currencies in SEK, the EUR and the CNY.

Transaction exposure risk

Currency transaction risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Polestar entity. Primarily, Polestar is exposed to currency transaction risk in entities with SEK and CNY as the functional currency. The primary risks in these entities are CNY/SEK, USD/SEK and EUR/SEK due to trade receivables, trade payables and short-term credit facilities.

Interest rate risk

Polestar’s main interest rate risk arises from short-term liabilities to credit institutions with variable rates, which exposes Polestar to cash flow interest rate risk. As of December 31, 2021 and 2020, the nominal amount of liabilities to credit institutions with floating interest rates was $642,338 and $363,490, respectively. Polestar closely monitors the effects of changes in the interest rates on its interest rate risk exposures, but Polestar currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.

Credit risk

Polestar is exposed to counterparty credit risks if contractual partners (e.g., fleet customers) are unable or only partially able to meet their contractual obligations. Polestar’s credit risk can be divided into financial credit risk and operational credit risk. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness as well as concentration risks.

Financial credit risk

Financial credit risk on financial transactions is the risk that Polestar will incur losses as a result of non-payment by counterparties related to Polestar’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar also considers the credit risk assessment of Polestar’s counterparties by the capital markets and priority is placed on high creditworthiness and balanced risk diversification. The rating of financial counterparties used during the years ended December 31, 2021, 2020 and 2019 were in the range of BBB to A+.

Operational credit risk

Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to Polestar. Polestar’s trade receivables mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from trade receivables encompasses the default risk of customers. Polestar evaluates for concentrations of credit risk at the customer level based on the outstanding trade receivables balance of each respective customer account. As of December 31, 2021, an unrelated customer accounted for $23,031 (12.54%) of the Polestar Group’s total trade receivables (i.e., trade receivables plus trade receivables—related parties). As of December 31, 2020, Volvo Cars accounted for $194,503 (63.21%) of the Polestar Group’s total trade receivables and an unrelated customer accounted for $32,392 (10.53%). Refer to “Note 23—Related party transactions” in the accompanying Consolidated Financial Statements for more details on related parties. Historically, Polestar has not incurred any losses from these customers, and it does not have any contractual right to off-set its payables and receivables.

Polestar has four categories of customers when considering sales of vehicles: (i) end customers who pay up-front for vehicles, (ii) fleet customers, (iii) dealers and (iv) financial service providers. All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To mitigate risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar may establish credit limits to reduce credit risks. Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount exposed to credit risk is the carrying amount of trade receivables.

Liquidity risk

Liquidity risk is the risk that Polestar is unable to meet ongoing financial obligations on time. Polestar faces liquidity risk as all loans from financial institutions are short-term in nature, generally with a credit term of one year or less.

Trade payables with related parties represent working capital arrangements under which Polestar’s liquidity needs are highly dependent on the continued flexible payment terms offered to Polestar by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to “Note 23—Related party transactions” in the accompanying Consolidated Financial Statements for additional information on these arrangements.

Polestar needs to have adequate cash and highly liquid assets on hand to ensure it can meet its short-term financing obligations and other working capital needs. Polestar manages its liquidity by holding adequate volumes of liquid assets such as cash, cash equivalents and accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations, and through capital contributions from private equity investors.

As of December 31, 2021 and 2020, Polestar held cash and cash equivalents of $756,677 and $316,424, respectively, that were available for managing liquidity risk. Polestar entered into short-term financing arrangements with credit institutions to enhance short term liquidity and financing needs. Refer to “Note 21—

Liabilities to credit institutions” in the accompanying Consolidated Financial Statements for further details on short-term borrowings. Polestar’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.

Polestar has established a liquidity risk management framework for management of its short, medium and long-term funding and liquidity management requirements and prepares long-term planning in order to mitigate funding and re-financing risks. Depending on liquidity needs, Polestar will enter into financing and debt agreements and/or lending agreements. All draws on loans are evaluated against future liquidity needs and investment plans.

Internal control over financial reporting

Polestar management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As a private company, Polestar is not required to evaluate internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As a result of becoming a public company, Polestar will be required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for its annual report on Form 20-F. This assessment will need to include disclosures of any material weaknesses identified by Polestar’s management in its internal control over financial reporting.

In connection with the preparation of Polestar’s Consolidated Financial Statements for the years ended December 31, 2021 and 2020, Polestar identified material weaknesses in its internal control over financial reporting.

As of December 31, 2020, Polestar’s management determined Polestar did not design and maintain an effective control environment with the appropriate associated control activities, including over its IT environment, as evidenced by internal controls that were not formalized and lacked evidence of review. In addition, the accounting department does not have a sufficient number of personnel with SEC technical accounting expertise to perform supervisory reviews and monitor activities over financial reporting matters and controls. Remediation of this material weakness is ongoing and management has determined there is still a material weakness as of December 31, 2021. Further, as of December 31, 2021, Polestar management determined Polestar does not have the appropriate process and controls to recognize revenue in accordance with agreements with customers. Moreover, Polestar does not have the appropriate process and controls to properly recognize intangible assets at period end in accordance with their service agreement for the upcoming model Polestar 4.

The material weaknesses related to the control environment and control activities resulted in adjustments to certain accounts and disclosures. The deficiencies associated with the IT environment and lack of SEC technical accounting expertise did not result in any material adjustments to Polestar’s Consolidated Financial Statements; however, such deficiencies could result in misstatements potentially impacting financial statement accounts and disclosures that would not be prevented or detected in a timely manner. The deficiency related to revenue recognition in accordance with agreements with customers resulted in material adjustments that were corrected prior to the issuance of Polestar’s Consolidated Financial Statements for the year ended December 31, 2021. Lastly, the deficiency related to the proper recognition period of an intangible asset resulted in a material adjustment to the Consolidated Statement of Financial Position that was corrected prior to the issuance of Polestar’s Consolidated Financial Statements for the year ended December 31, 2021.

Polestar is in the process of designing and implementing measures to improve its control environment and internal control over financial reporting. To remediate these material weaknesses, Polestar has taken and plans to take the following actions:

•	continue hiring additional accounting and finance resources with appropriate technical accounting and reporting experience to execute key controls related to various financial reporting processes;

•

continue to document, evaluate, remediate, and test internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control; and

•	assess existing entity-level controls and information technology general controls and, as necessary, design and implement enhancements to such controls.

Polestar and its independent registered public accounting firm were not required to, and did not, perform an evaluation of Polestar’s internal controls over financial reporting as of December 31, 2021 or any prior period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, Polestar cannot assure that it has identified all, or that it will not in the future have additional, material weaknesses. Material weaknesses may still exist when the Company reports on the effectiveness of internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of the Business Combination.

Polestar will monitor the effectiveness of internal control over financial reporting in the areas affected by the material weaknesses described above and will continue to perform additional procedures prescribed by management. Refer to Item 3.D “Risk Factors” for more information on risks related to material weakness in Polestar’s internal controls.

Polestar Automotive Holding UK Limited

Overview

Polestar Automotive Holding UK Limited was incorporated as a private company under the laws of England and Wales on September 15, 2021 as a direct wholly owned subsidiary of Parent. Polestar Automotive Holding UK Limited is registered as a USD company. As of December 31, 2021, Polestar Automotive Holding UK Limited had no operating activities and only nominal capitalization.

Polestar Automotive Holding UK Limited was formed for the purpose of becoming the ultimate parent company in the Polestar Group following the transactions contemplated in the Business Combination Agreement by and among Polestar Automotive Holding UK Limited, Polestar Group and GGI. Merger Sub is Polestar Automotive Holding UK Limited’s only direct wholly owned subsidiary and was incorporated on September 15, 2021 to facilitate the consummation of the Business Combination Agreement. At December 31, 2021, Merger Sub had no assets, liabilities or operations.

In connection with the Business Combination, Polestar Automotive Holding UK Limited re-registered as a public limited company under the laws of England and Wales with the name “Polestar Automotive Holding UK PLC.” Merger Sub merged with and into GGI, pursuant to which the separate corporate existence of Merger Sub ceased, with GGI being the surviving corporation and becoming a wholly owned subsidiary of the Company. Following the consummation of the transactions contemplated by the Business Combination Agreement, the Company became the surviving publicly-traded corporation.

Results of operations

From inception to December 31, 2021, Polestar Automotive Holding UK Limited had no operating activities.

Liquidity and capital resources

As of December 31, 2021, Polestar Automotive Holding UK Limited had no cash or cash equivalents.

From inception to December 31, 2021, Polestar Automotive Holding UK Limited did not have any operating, investing, or financing cash flows.

Contractual obligations and commitments

As of December 31, 2021, Polestar Automotive Holding UK Limited had no contractual obligations and commitments outside of our related party transaction with Polestar Group. Refer to “Note 2—Related Party Transaction with Polestar Group” in the accompanying Consolidated Financial Statements for more detail.

Off-balance sheet arrangements

As of December 31, 2021, Polestar Automotive Holding UK Limited does not have any off-balance sheet arrangements.

Critical accounting policies and estimates

We prepare our Consolidated Financial Statements in accordance with the IFRS issued by IASB. Refer to “Note 1—Significant accounting policies” in the accompanying Consolidated Financial Statements for discussion of the accounting policies applied by us. From inception to December 31, 2021, we did not have operating activities or become party to transactions requiring the application of significant, difficult, subjective, or complex accounting judgements.

Quantitative and qualitative disclosures about market risk

As of December 31, 2021, Polestar Automotive Holding UK Limited had no material exposure to market risk.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The directors and executive officers of Polestar are as follows:

Name	Age	Title
Håkan Samuelsson	70	Director (Chairman)
Thomas Ingenlath	57	Chief Executive Officer and Director
Johan Malmqvist	46	Chief Financial Officer
Dennis Nobelius	49	Chief Operating Officer
Carla De Geyseleer	53	Director
Karen C. Francis	59	Director
Donghui (Daniel) Li	51	Director
Dr. Karl-Thomas Neumann	60	Director
David Richter	56	Director
James Rowan	56	Director
Zhe (David) Wei	51	Director

Executive Officers

Thomas Ingenlath joined Polestar as its Chief Executive Officer in July 2017 from Volvo Cars, where he served as the Senior Vice President of Design from July 2012. Mr. Ingenlath is also a member of the Board since

April 2022. Prior to joining Polestar, he held various design management roles at Škoda Auto from December 1999 to December 2005 and the Volkswagen Group from January 2006 to December 2011. Mr. Ingenlath brings over 20 years of design, innovation and leadership experience in the automotive industry to Polestar. Mr. Ingenlath holds an undergraduate Diplom degree from Pforzheim University in Transportation Design and a Masters of Art from the Royal College of Art in vehicle design.

The Company believes that Mr. Ingenlath is qualified to serve on the Board based on his significant executive experience at Polestar and in the automobile industry.

Johan Malmqvist joined Polestar as its Chief Financial Officer in September 2021 from Dole Food Company, where he served as Chief Financial Officer from July 2014 to September 2021. Previously, he served as the Chief Financial Officer of Perstorp AB from May 2009 to June 2014 and Duni AB from Aug 1998 to May 2009. Mr. Malmqvist brings over 20 years of financial experience across multiple sectors to Polestar. Mr. Malmqvist holds a BA from San Diego State University in International Business and a Master of Science Business Administration from San Diego State University with specialization in Finance.

Dennis Nobelius joined Polestar as Chief Operating Officer in September 2020. Since June 2021, Mr. Nobelius also serves on the Advisory Board of StoreDot Ltd, a battery developer and materials innovation leader focusing on fast-charging batteries. He previously served as the Chief Executive Officer of Zenuity (now Zenseact), an assisted and autonomous driving software provider originally set up as a joint venture between Volvo Cars and Veoneer (now wholly owned by Volvo Cars), from September 2016 to September 2020. Mr. Nobelius has 20 years of research and development, operation and leadership experience in the automotive industry, including at Volvo Cars where he served, among others, as Managing Director in Switzerland, Program Leader for all-new Volvo XC90 / S90 / V90 cars and the new Volvo Scalable Product Architecture Platform, Plant Director for final assembly shop at Volvo Cars Torslanda, Program leader for the Volvo C30 car. Mr. Nobelius was also co-founder and Chief Executive Officer for the start-up Expoplanet from May 2000 to September 2001. Mr. Nobelius holds a Ph.D. in R&D Management and an MSc in Industrial Engineering & Management from Chalmers University of Technology.

Non-Employee Directors

Håkan Samuelsson has served as Chairman of the Board since June 2022 and joined the Parent Board in May 2020. Mr. Samuelsson also served as a director of Volvo Cars from August 2010 to March 2022 and as President and Chief Executive Officer of Volvo Cars from October 2012 to March 2022. Mr. Samuelsson started his professional career in 1977 at Scania Group, where he worked for more than 20 years and joined the executive board in January 1996. In 2000, Mr. Samuelsson joined MAN AG and became its Chief Executive Officer in 2005. Mr. Samuelsson also serves as a director of Ideella föreningen Teknikarbetsgivarna i Sverige since July 2013, a director of Ideella Föreningen Teknikföretagen i Sverige since July 2013, a director of Lynk & Co Investment Co., Ltd. since 2017 and a deputy board member of Volvo Trademark Holding Aktiebolag since April 2013. Previously, Mr. Samuelsson was a director at AB Volvo from April 2016 to May 2018, a director at China-Euro Vehicle Technology Aktiebolag from May 2013 to March 2019, a director at Zenuity AB from May 2017 to July 2018, a director at Lynk & Co Europe AB from November 2018 to September 2020. Mr. Samuelsson holds a Master of Science Degree in Mechanical Engineering from KTH Royal Institute of Technology, Sweden.

The Company believes that Mr. Samuelsson is qualified to serve on the Board based on his significant executive experience in the automotive sector.

Carla De Geyseleer has served on the Board since June 2022 and joined the Parent Board in September 2020. Ms. De Geyseleer served as the Chief Financial Officer of Volvo Cars from October 2019 to April 2021. Prior to joining Volvo Cars, Ms. De Geyseleer served as the Chief Financial Officer of Société Générale de Surveillance (“SGS”), a Swiss-based publicly listed company specialized in testing, inspection and certification services, from November 2014 to October 2019. Prior to her role at SGS, Ms. De Geyseleer served as the Chief Financial Officer at telecom firm Vodafone Libertel in the Netherlands from April 2012 to October 2014 and as a director of financial controlling at Vodafone Germany from April 2010 to April 2012. She also worked for 15 years at the logistics company DHL Express, where she held responsibilities in various operational and corporate positions in multiple countries from 1995 to 2010. Ms. De Geyseleer started her career as an auditor with accountancy firm EY LLP in Belgium. Since September 2019, Ms. De Geyseleer has also served as a director and chair of the audit committee at Hilti AG in Lichtenstein. Ms. De Geyseleer holds a Master’s degree in Economic and Financial Sciences, with specialization in Accounting, and an Executive MBA from the Institute for Management Development in Lausanne, Switzerland.

The Company believes that Ms. De Geyseleer is qualified to serve on the Board based on her significant experience as a financial executive of publicly listed companies and her experience in the automotive sector.

Karen C. Francis has served on the Board since June 2022. Ms. Francis has served as the Chair of the board of directors of Vontier Corporation (NYSE: VNT) (“Vontier”), a spinoff from Fortive Corporation focused on mobility and transportation businesses, since its spin-off in 2020. She also serves as a member of the Compensation & Management Development Committee for Vontier. Ms. Francis has also served as director of TuSimple Holdings Inc. (NASDAQ: TSP) since December 2020. Ms. Francis also currently serves on the Audit and Compensation Committees at TuSimple Holdings Inc. Additionally, she has served as a director of Quanergy Systems, Inc. (NYSE: QNGY) (“Quanergy Systems”) from September 2018 to December 2019 and from September 2021 to the present. She currently chairs the Nominating and Governance Committee at Quanergy Systems. Since July 2021, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave since August 2018, Nauto since April 2016 and Wind River since July 2019. Furthermore, Ms. Francis has also served as Chair of the board of directors of CelLink Corporation since October 2021. Recently, from March 2021 to November 2021, Ms. Francis served on the Board and as Audit Chair of Reinvent Technology Partners Y (NASDAQ: RTPYU), which merged with Aurora Innovation, Inc. From December 2016 to November 2019, Ms. Francis also served on the board of directors of Telenav, Inc. (NASDAQ: TNAV), where she served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to joining Telenav, Inc., Ms. Francis served as a director of The Hanover Insurance Group, Inc. (NYSE: THG) from May 2014 to May 2017 and AutoNation, Inc. (NYSE: AN) from February 2016 to April 2018. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division.

The Company believes that Ms. Francis is qualified to serve on the Board based on her significant experience in the automotive sector, her knowledge in corporate governance and her track record of successfully building companies and businesses across multiple industries.

Donghui (Daniel) Li (“Daniel Li”) has served on the Board since June 2022 and joined the Parent Board in May 2020. Mr. Li serves as the Chief Executive Officer of Geely since November 2020. Mr. Li joined Geely in April 2011 as Vice President and Chief Financial Officer and has served as a director of Geely since November 2011. From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175) and from June 2016 to November 2020, he has served as Executive Vice President and Chief Financial Officer of Geely. In April 2012, Mr. Li was appointed as a director of Volvo Cars. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). Mr. Li has also served as a chairman of Group Lotus and a director of Proton Holdings since

September 2017. From September 2018 to March 2021, Mr. Li has served as chairman of Saxo Bank and he continues to serve as a director of Saxo Bank after March 2021. Mr. Li also serves as chairman of LEVC Global since April 2021. Mr. Li holds an MBA degree from the Indiana University Kelley School of Business and graduated from the Beijing Institute of Machinery with a Master’s degree in management engineering (with a focus on financial management). He also holds a Bachelor’s degree in philosophy from China Renmin University.

The Company believes that Mr. Li is qualified to serve on the Board based on his significant executive experience in the automotive sector and his experience in operational management in China.

Dr. Karl-Thomas Neumann has served on the Board since June 2022. Dr. Neumann joined the Parent Board in February 2022. Dr. Neumann is the Chief Executive Officer and Founder of KTN Investment and Consulting since March 2018. He also serves as a director of indie Semiconductor, Inc. since June 2021 and as a director of South Korea based Hyundai-Mobis since March 2019. From April 2018 to June 2019, Dr. Neumann held a management position at Canoo Inc., an electric vehicles company, where his responsibilities included technology and marketing. From March 2013 to March 2018, he was Executive Vice President & President Europe for General Motors Company, where he was also a member of the GM Executive Committee. Dr. Neumann was previously with Volkswagen AG, where he was Chief Executive Officer and Vice President of Volkswagen Group China in Beijing from September 2010 to August 2012. Prior to this position, he held a number of management positions at Volkswagen, beginning in 1999 as Head of Research and Director of Electronics Strategy. From 2004 to 2009, Dr. Neumann was a member of the Executive Board at German automotive supplier Continental AG, responsible for the Automotive Systems Division. From August 2008 to September 2009, he was Chairman of the Executive Board of Continental AG. In December 2009, Dr. Neumann returned to Volkswagen AG and took over company-wide responsibility for electric propulsion. Dr. Neumann began his professional career at the Fraunhofer Institute as a research engineer before moving to Motorola Semiconductor, where he worked as an engineer and strategy director responsible for the automobile industry. Dr. Neumann holds a Ph.D. in Microelectronics from the University of Duisburg, as well as a diploma in Electrical Engineering from the University of Dortmund.

The Company believes that Dr. Neumann is qualified to serve on the Board based on his significant executive experience in the automotive sector.

David Richter has served on the Board since June 2022 and joined the Parent Board in May 2020. Mr. Richter has wide experience at high-growth technology companies, including leading business development, corporate development, legal, finance and product teams. Mr. Richter is the Vice President of Business and Corporate Development at DoorDash, Inc. (NYSE: DASH) since July 2021. Prior to joining DoorDash, Inc, he worked at Lime from October 2018 to July 2020. He also held the position of Vice President, Global Head of Business and Corporate Development, at Uber Technologies, Inc. (“Uber”) (NYSE: UBER) from June 2017 through May 2018, leading the business development, corporate development and experiential marketing teams. Mr. Richter first joined Uber in January 2014 as Vice President, Strategic Initiatives. While at Uber, Mr. Richter was also a member of the Executive Leadership Team reporting to the Chief Executive Officer. Mr. Richter holds a J.D. from Yale Law School and a B.A. from Cornell University.

The Company believes that Mr. Richter is qualified to serve on the Board based on his significant experience in the fast-moving shared mobility industry and as a business development and start-up executive.

James Rowan (“Jim Rowan”) has served on the Board since June 2022. Mr. Rowan joined Volvo Cars as its new Chief Executive Officer in March 2022. Prior to his role at Volvo Cars, Mr. Rowan worked with Ember Technologies, Inc. as a director and its Chief Executive Officer from February 2021 to March 2022. Previously, Mr. Rowan served at Dyson as Chief Operating Officer from August 2012 to September 2017, Chief Executive Officer from September 2017 to April 2020 and as a director from August 2012 to July 2020. Mr. Rowan also served as the Chief Operating Officer of BlackBerry (NYSE: BB) from December 2007 to August 2012, Executive Vice President at Celestica from January 2005 to October 2007 and Vice President of Operations at

Flex from February 1998 to January 2005. Mr. Rowan also serves as a member of the Shareholders’ Committee of Henkel AG since April 2021. Mr Rowan was a senior advisor to the global investment firm KKR & Co. Inc. (NYSE: KKR) between November 2020 and February 2022. He has also been the Chairman of Sydrogen from August 2021 to February 2022, a director at PCH International from August 2020 to February 2022, and a director at Nanofilm Technologies International Limited from October 2020 to February 2022. Earlier in his career, Mr. Rowan also held senior management positions at International Components Corporation and was the founder of Electroconnect, a specialist contract electronics manufacturer, which was acquired by Prestwick Holdings in 1992. Mr. Rowan holds a Master’s degree in Business with specialization in supply chain management and logistics. Mr. Rowan also holds certifications from Glasgow College of Technology and Glasgow Caledonian University, including a Mechanical Engineering Apprenticeship, as well as an HNC in Mechanical and Production Engineering and an ONC in Electrical & Electronics Engineering.

The Company believes that Mr. Rowan is qualified to serve on the Board based on his significant global experience as a technology executive.

Zhe (David) Wei (“David Wei”) has served on the Board since June 2022. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity investment fund, in 2011, Mr. Wei served from 2007 to 2011 as an executive director and the Chief Executive Officer of Alibaba.com Limited, a leading worldwide wholesale e-commerce company wholly owned by the Alibaba Group (NYSE: BABA). Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q (China) Co., Ltd., a subsidiary of Kingfisher PLC, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Prior to joining B&Q and Kingfisher, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000 and as corporate finance manager at Coopers & Lybrand (now part of PricewaterhouseCoopers) from 1995 to 1998. Mr. Wei was appointed as an independent non-executive director of PCCW Ltd. (HKSE: 0008) (“PCCW”) in November 2011 and was re-designated to a non-executive director of PCCW in May 2012. Mr. Wei also serves as a director of Zall Smart Commerce Group Ltd. (HKSE: 02098) since April 2016 and as a director at JNBY Design Limited (HKSE: 03306) since June 2013. Mr. Wei was a director of Informa PLC (LON: INF) from June 2018 to May 2019, a director of Zhong Ao Home Group Limited (HKSE: 01538) from April 2015 to June 2020, an independent director of Leju Holdings Limited (NYSE: LEJU) from April 2014 to March 2021, an independent director of OneSmart International Education Group Limited (NYSE: ONE) from March 2018 to April 2021, and as a director of several private companies. Mr. Wei holds a Bachelor’s degree in international business management from Shanghai International Studies University and has completed a corporate finance program at the London Business School.

The Company believes that Mr. Wei is qualified to serve on the Board based on his significant experience in investment and operational management in China.

B. Historical Executive Officer and Director Compensation

Historical Compensation of Polestar’s Key Management and Directors

The Company was formed on September 15, 2021 and did not have any key management or directors prior to Closing. The aggregate amount of compensation, including cash, equity awards and other benefits, the Company’s executive officers (Thomas Ingenlath, Johan Malmqvist and Dennis Nobelius) received from Polestar for the year ended December 31, 2021 was approximately $2,308,209. The total compensation paid to Polestar’s executive officers in fiscal year 2021 consisted solely of base salary, short-term variable pay, and the value of pension benefits and other employee benefits, including, for eligible participants, variable pay pursuant to Polestar’s cash incentive programs (as described below).

Incentive Programs

Polestar Bonus Program

All employees of Polestar, including each of the Company’s executive officers, participate in the Polestar Bonus Program, a short-term cash incentive program, which is approved by the Board annually. Under the Polestar Bonus Program, employees are eligible to receive an annual cash bonus based on global Polestar key performance indicators (“KPIs”) applicable for all markets and all employees. At the end of the applicable performance period, the Board determines the achievement of the relevant performance metrics.

For fiscal year 2021, the Polestar Bonus Program was based on the following KPIs: (i) operational growth and retail deliveries volume; (ii) financial growth; (iii) customer experience; and (iv) implementation of the Company’s sustainability action plans on all department levels. After the conclusion of the fiscal year 2021 performance period on December 31, 2021, the Board determined that the KPIs were achieved at 130% of target levels (in the case of the operational growth and retail deliveries volume and financial growth metrics, based on achievement of the objective performance goals) for fiscal year 2021, resulting in a payout equal to 130% of target bonus levels.

LTVP Program

The Polestar Long Term Variable Pay Program (“LTVP Program”) is a long-term, cash program for certain management personnel who joined Polestar from Volvo Cars during a start-up period, including Messrs. Ingenlath and Nobelius. Mr. Malmqvist does not participate in the LTVP Program. The LTVP Program mirrors the Volvo Cars Long Term Variable Pay Programs and is administered by Volvo Cars. Awards under the LTVP Program are paid based on achievement of performance conditions and the market value of Volvo Car Group at the end of a three-year performance period. For fiscal year 2021, performance conditions under the LTVP Program were based on (i) value creation, as measured by an independent third-party valuation, and (ii) Volvo Cars Group performance, measured based on average three-year Operating Margin and average three-year Revenue Growth.

Employee Agreements

Messrs. Ingenlath, Malmqvist and Nobelius are each party to an employment agreement with Polestar. Pursuant to the employment agreements with Messrs. Ingenlath, Malmqvist and Nobelius, each such executive is eligible to receive an annual base salary and vacation pay and to participate in Polestar’s cash incentive programs (as described above). In addition, each executive is eligible to participate in Polestar’s company car scheme, with a portion of the cost borne by the executive, and to participate in collectively and contractually agreed pension and insurance benefit schemes and in accordance with Swedish law. Mr. Nobelius and Mr. Malmqvist are entitled to health care insurance at the expense of Polestar, and Mr. Malmqvist is also entitled to relocation support in connection with their relocation to Sweden, with company-paid housing costs for three months and housing cost support for an additional nine months.

Messrs. Ingenlath, Malmqvist and Nobelius are each subject to restrictive covenants under their employment agreements relating to assignment of intellectual property and confidentiality. In addition, Mr. Ingenlath is subject to restrictive covenants relating to non-competition, non-solicitation of customers and non-solicitation and non-hire of employees during the term of his employment. In the event Mr. Ingenlath breaches any restrictive covenant under his employment agreement, he may owe liquidated damages to Polestar in respect of each such breach in an amount equal to six times his average monthly gross salary.

Messrs. Ingenlath and Malmqvist’s employments may be terminated by Polestar subject to 12 months’ notice and be terminated by the executive subject to six months’ notice. In the event of termination of employment by Polestar, Messrs. Ingenlath and Malmqvist are each entitled to severance pay equal to 12 times monthly base salary, payable in installments. Mr. Nobelius’s employment may be terminated according to the notice periods stipulated under the applicable collective bargaining agreement. Mr. Nobelius is not entitled to severance pursuant to his employment agreement.

Health and Welfare and Retirement Benefits

Messrs. Ingenlath, Malmqvist and Nobelius are entitled to certain health and welfare insurances pursuant to the Swedish collective bargaining agreement Teknikavtalet between Teknikarbetsgivarna and Unionen, Sveriges Ingenjörer and Ledarna, including disability and life insurances. They are also entitled to receive Executive Management Health Care Insurance, and travel insurance.

The ITP Pension Plan is an occupational pension plan for private sector salaried employees and is based on a collective bargaining agreement between the Confederation of Swedish Enterprise and the Council for Negotiation and Cooperation. The ITP Pension Plan is divided into two parts: ITP 1 (applicable to employees born 1979 and later), which is a defined contribution plan and ITP 2 (applicable to employees born before 1979), which is primarily a defined benefit plan. Furthermore, it is also possible for employees born in 1978 or earlier that are earning at least 10 Swedish income base amounts to agree with the employer to instead apply the ITP 1 pension plan.

Messrs. Malmqvist and Nobelius are covered by the defined contribution pension plan (ITP 1) as per the Swedish collectively agreed “Avtal om ITP och TGL,” and the VFF pension (Volvo Företagspension), a defined contribution pension scheme.

Mr. Ingenlath is covered by the defined benefit pension plan (ITP 2) as per the Swedish collectively agreed “Avtal om ITP och TGL” and the Volvo Management Pension (VMP), a supplementary pension plan.

The defined benefit pension plan (i.e. the ITP 2 pension plan) through the Swedish ITP collective bargaining agreement is a final salary-based plan, and is funded through regular insurance payments. This plan is secured with the mutual insurance company Alecta, and the portion secured through such insurance refers to a defined benefit plan that comprises several employers and is reported according to a pronouncement by the Swedish Financial Reporting Board, UFR 10. For 2020, Polestar did not have access to the information to report its proportionate share of the plan’s obligations, assets under management and cost that would make it possible to report this plan as a defined benefit plan, so it is recorded as a defined contribution plan. Polestar paid premiums of about TUSD 3.340 to Alecta in 2021. Polestar’s share of the total saving premiums for the ITP pension plan in Alecta as of December 31, 2021 amounted to 0.13056 (0.05375) per cent and Polestar’s share of the total number of active policy holders amounted to 0.04485 (0.02605) per cent. The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions, which do not conform to IAS 19. The collective funding ratio is normally allowed to vary between 125 and 175 per cent. At year-end 2021, the consolidation level amounts to 171 per cent.

Historical Compensation of Non-Employee Directors

Polestar has established a compensation program for its non-employee directors. Directors who are employed or otherwise remunerated by Volvo Cars or Geely do not receive any compensation for their services as directors.

During the year ended December 31, 2021, the aggregate amount of Polestar’s non-employee directors’ compensation paid to or earned by such directors for service on the Polestar Board was approximately $153,881, in the form of a cash retainer for the performance of duties as a director. Polestar also reimbursed its non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings.

Compensation Arrangements after the Business Combination

The Company entered into to be party to letter agreements with the non-employee directors, pursuant to which non-employee directors will receive (i) an annual fee of $200,000 (or $350,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on a committee of the Board (or $20,000 for the chairs of the committees of the Board) and (iii) a Polestar car, subject to certain conditions. Pursuant to the letter agreements, each non-employee director will direct the Company to purchase the maximum number of Class A ADSs as may be purchased in the market at the prevailing rate with 50% of the net annual fee (but not including any additional annual fee described above) each non-employee directors is eligible to receive. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.

No determinations regarding the compensation arrangements that will govern following the Closing for executive officers have been made at this point and current compensation arrangements will remain in effect.

At Closing, the Company adopted the Equity Plan and the Employee Stock Purchase Plan (each, as defined and described below).

Equity Plan

At Closing, the Company adopted the Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan (the “Equity Plan”), pursuant to which employees of the Company and the Company’s affiliates performing services for the Company, including the Company’s executive officers, will be eligible to receive awards. The Equity Plan provides for the grant of stock options (in the form of either non-qualified stock options (“NSOs”) or incentive stock options (“ISOs”)), stock appreciation rights (“SARs”), restricted stock, RSUs, performance awards, other stock-based awards, cash awards and substitute awards intended to align the interests of participants with those of the Company’s shareholders. The Annex to the Equity Plan permits grants of awards that may be settled in cash or shares to employees, consultants and non-employee directors of the Company and the Company’s affiliates.

The following description of the Equity Plan is qualified in its entirety by reference to the Equity Plan, a copy of which is filed as an exhibit to this Report.

Securities Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Equity Plan, a total of 10,000,000 shares of Class A ADSs (or Class A Shares, as the context may require) have been initially reserved for issuance pursuant to awards under the Equity Plan. The total number of shares reserved for issuance under the Equity Plan will be increased on January 1 of each calendar year during the term of the Equity Plan, by the lesser of (i) 0.5% of the total number of Shares outstanding on each December 31 immediately prior to the date of increase or (ii) such number of Shares determined by the Board. No more than 10,000,000 Class A ADSs under the Equity Plan may be issued pursuant to ISOs (subject to the overall limit of shares that may be used in the Equity Plan). Class A ADSs subject to an award that expires or is tendered in payment of an option, delivered or withheld to satisfy any tax withholding obligations, covered by a stock-settled SAR or other award that were not issued upon settlement, or shares subject to an award that expires or is canceled, forfeited, or terminated without issuance of the full number of shares to which such award related (only to the extent of such cancellation, forfeiture or termination) will again be available for issuance or delivery pursuant to other awards under the Equity Plan. Any award settled in cash shall not be counted toward the maximum number of shares reserved for issuance under the Equity Plan.

Administration

The Equity Plan is administered by a committee of the Board that has been authorized to administer the Equity Plan, except if no such committee is authorized by the Board, the Board will administer the Equity Plan

(as applicable, the “Committee”). The Committee has broad discretion (subject to the terms and conditions of the Equity Plan) to administer the Equity Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan.

Eligibility

Employees of the Company and its affiliates are eligible to receive awards under the Equity Plan. Consultants and non-employee directors of the Company and its affiliates may receive awards granted under the Annex.

Types of Awards

Options. The Company may grant options to the Company’s employees and employees of its affiliates, except that ISOs may only be granted to persons who are Company’s employees or employees of one of Company’s parents or subsidiaries, in accordance with Section 422 of the Code. Except as otherwise permitted by applicable law in the case of eligible employees located outside the United States, the exercise price of an option cannot be less than 100% of the fair market value of a Class A ADS on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. However, in the case of an incentive option granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of Company’s equity securities or of the Company’s parents or subsidiaries, the exercise price of the option must be at least 110% of the fair market value of a Class A ADS on the date of grant and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount (payable in Class A ADSs) equal to the excess of the fair market value of one Class A ADS on the date of exercise over the grant price of the SAR. Except as otherwise permitted by applicable law in the case of eligible employees located outside the United States, the grant price of a SAR cannot be less than 100% of the fair market value of a Class A ADS on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of Class A ADSs subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a shareholder, including the right to vote the Class A ADSs subject to the restricted stock award or to receive dividends on the Class A ADSs subject to the restricted stock award during the restriction period. The Committee has the discretion to determine the terms and conditions that the participant will be entitled to dividends payable on the shares of restricted stock.

Restricted Stock Units. A RSU is a right to receive Class A ADSs at the end of a specified period equal to the fair market value of one Class A ADS on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee, and holders of RSUs are not entitled to rights as shareholders unless and until shares are delivered in settlement of such RSUs. The Committee may determine that a grant of RSUs will provide a participant a right to receive dividend equivalents, which entitles the participant to receive the equivalent value (in Class A ADSs) of dividends paid on the underlying Class A ADSs. Dividend equivalents may be paid currently or credited to an account, settled in shares, and may be subject to the same restrictions as the RSUs with respect to which the dividend equivalents are granted.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards may be granted alone or in addition to other awards under the Equity Plan, and will be settled in Class A ADSs.

Other Share-Based Awards. Other share-based awards are awards denominated and payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Class A ADSs.

Cash Awards. Under the Annex to the Equity Plan, cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award. SARs, RSUs and performance awards that may be settled in cash may be granted under the Annex to the Equity Plan.

Substitute Awards. Awards may be granted under the Equity Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of its affiliates.

Certain Transactions

If any change is made to the Company’s capitalization, such as a stock split, stock combination, stock dividend, exchange of stock or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding Class A ADSs, appropriate adjustments will be made by the Committee in the shares subject to an award under the Equity Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control (which includes a “scheme of arrangement” under the Companies Act 2006 enacted under the laws of England and Wales or under any other substantially equivalent local legislation), such as the assumption or substitution of outstanding awards, the purchase of any outstanding awards in cash based on the applicable change in control price, the ability for participants to exercise any outstanding stock options, SARs or other stock-based awards upon the change in control (and if not exercised such awards will be terminated), and the acceleration of vesting or exercisability of any outstanding awards.

Clawback

All awards granted under the Equity Plan are subject to reduction, cancelation or recoupment under any written clawback policy that the Company may adopt and that the Company determines should apply to awards under the Equity Plan.

Plan Amendment and Termination

The Board or the Committee may amend or terminate any award, award agreement or the Equity Plan at any time, provided that the rights of a participant granted an award prior to such amendment or termination may not be impaired without such participant’s consent. In addition, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The Equity Plan will remain in effect for a period of ten years (unless earlier terminated by the Board).

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Equity Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options. If an optionee is granted an NSO under the Equity Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the Class A ADSs for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of the Class A ADSs on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. The Company or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of Class A ADSs received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. The Company or its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards. The current federal income tax consequences of other awards authorized under the Equity Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. The Company or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the award recipient recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the Equity Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Equity Plan and awards granted under the Equity Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Equity Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO RECIPIENTS OF AWARDS UNDER THE EQUITY PLAN. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT

ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.

Employee Stock Purchase Plan

The Company adopted the Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”). The following is a summary of the material features of the Employee Stock Purchase Plan. This summary is qualified in its entirety by reference to the complete text of the Employee Stock Purchase Plan, a copy of which is filed as an exhibit to this Report.

Purpose of the Employee Stock Purchase Plan

The purpose of the Employee Stock Purchase Plan is to provide the Company’s employees and employees of the Company’s participating subsidiaries with the opportunity to purchase Class A ADSs (or Class A Shares, as the context may require) through accumulated payroll deductions during successive offering periods. The Company believes that the Employee Stock Purchase Plan enhances such employees’ sense of participation in the Company’s performance, aligns their interests with those of the Company’s shareholders, and is a necessary and powerful incentive and retention tool that benefits the Company’s shareholders.

Eligibility and Administration

The Employee Stock Purchase Plan will be administered by a committee of the Board that has been authorized to administer the Employee Stock Purchase Plan, except if no such committee is authorized by the Board, the Board will administer the Employee Stock Purchase Plan. Such committee, as the administrator of the Employee Stock Purchase Plan, administers and has authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility of participants. The administrator may designate certain of the Company’s subsidiaries as participating “designated subsidiaries” in the Employee Stock Purchase Plan and may change these designations from time to time. The Company’s employees and employees of the Company’s participating designated subsidiaries are eligible to participate in the Employee Stock Purchase Plan if they meet the eligibility requirements under the Employee Stock Purchase Plan established from time to time by the administrator. However, an employee may not be granted rights to purchase shares under the Employee Stock Purchase Plan if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of the Company’s outstanding stock and stock of any of the Company’s subsidiaries.

Eligible employees become participants in the Employee Stock Purchase Plan by enrolling and authorizing payroll deductions prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the Employee Stock Purchase Plan. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Shares Available for Awards

A total of 2,000,000 Class A ADSs are reserved for issuance under the Employee Stock Purchase Plan, which reserve amount will be increased on the first day of each fiscal year during the term of the Employee Stock Purchase Plan following the fiscal year in which the effective date of the Employee Stock Purchase Plan occurs by the lesser of (i) 0.1% of the total number of shares of Company Shares outstanding on the last day of the immediately preceding fiscal year, (ii) a lesser amount determined by the Board or (iii) 2,000,000. The number of shares subject to the Employee Stock Purchase Plan may be adjusted for changes in the Company’s capitalization and certain corporate transactions, as described below under the heading “—Adjustments.” The Company cannot precisely predict its share usage under the Employee Stock Purchase Plan as it will depend on a range of factors including the level of the Company’s employee participation, the contribution rates of participants, the trading price of Class A ADSs and the Company’s future hiring activity.

Participating in an Offering

Offering Periods and Purchase Periods. Class A ADSs are offered to eligible employees under the Employee Stock Purchase Plan during offering periods. Offering periods under the Employee Stock Purchase Plan commence when determined by the administrator. The length of an offering period under the Employee Stock Purchase Plan is determined by the administrator and may be up to 27 months long. Employee payroll deductions are used to purchase Class A ADSs on the exercise date of an offering period. The exercise date for each offering period is the final trading day in the offering period. The administrator may, in its discretion, modify the terms of future offering periods.

Enrollment and Contributions. The Employee Stock Purchase Plan permits participants to purchase Class A ADSs through payroll deductions of at least 1% of their eligible compensation, but not more than 5% of their eligible compensation as of each payroll date during an offering period. The administrator will establish the maximum number of shares that may be purchased by a participant during any offering period. In addition, except as described below under “—Matching Shares,” no participant is permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any calendar year.

Purchase Rights. On the first trading day of each offering period, each participant is automatically granted an option to purchase Class A ADSs. The option expires on the last trading day of the applicable offering period and is exercised at that time to the extent of the payroll deductions accumulated during the offering period. Any remaining balance is carried forward to the next offering period unless the participant has elected to withdraw from the Employee Stock Purchase Plan, as described below, or has ceased to be an eligible employee. In the case of the portion of the Employee Stock Purchase Plan intended to qualify under the provisions of Section 423 of the Code, in no event will a participant be permitted to purchase more than 25,000 shares during each offering period (subject to certain adjustments).

Purchase Price. The purchase price of the Class A ADSs under the Employee Stock Purchase Plan, in the absence of a contrary designation by the administrator, is 85% of the lower of the fair market value of Class A ADSs on the first trading day of the offering period or on the final trading day of the offering period. The fair market value per Class A ADS under the Employee Stock Purchase Plan generally is the closing sales price of Class A ADSs on the date for which fair market value is being determined, or if there is no closing sales price for Class A ADSs on the date in question, the closing sales price for Class A ADSs on the last preceding date for which such quotation exists.

Withdrawal and Termination of Employment. Participants may voluntarily end their participation in the Employee Stock Purchase Plan at any time during an offering period prior to the end of the offering period by delivering written notice to the Company, and can elect to either (i) be paid their accrued payroll deductions that have not yet been used to purchase Class A ADSs or (ii) exercise their option at the end of the applicable offering period, and then be paid any remaining accrued payroll deductions. Participation in the Employee Stock Purchase Plan ends automatically upon a participant’s termination of employment and any remaining accrued payroll deductions in the participant’s account will be paid to such participant following such termination.

Adjustments

In the event of certain transactions or events affecting the Class A ADSs, such as any stock split, reverse stock split, stock dividend, combination or reclassification of the Class A ADSs, or any other increase or decrease in the number of Class A ADSs effected without receipt of consideration by the Company, the administrator will make equitable adjustments to the Employee Stock Purchase Plan and outstanding rights under the Employee Stock Purchase Plan. In addition, in the event of a proposed sale of all or substantially all of the Company’s assets, a merger with or into another corporation, or other transaction as set forth by the administrator in an offering document, each outstanding option will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation or a parent or subsidiary of the successor corporation refuses to assume or substitute outstanding options, any offering periods then in progress will be shortened with a new exercise date prior to the proposed sale or merger. The administrator will notify each participant in writing at least 10 business days prior to such new exercise date that the exercise date has been changed and the participant’s option will be automatically exercised on such new exercise date. Further, in the event of a proposed dissolution or liquidation, any offering periods then in progress will be shortened with a new exercise date prior to the proposed dissolution or liquidation, and the administrator will notify each participant in writing in a similar manner as described above.

Matching Shares

The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the Employee Stock Purchase Plan, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States and to provide benefits under the Employee Stock Purchase Plan to employees located in the United States in excess of the limitations under Section 423 of the Code. Subject to the administrator’s determination, eligible employees located within or outside the United States may elect to have an amount credited to their plan account (in the case of eligible employees located in the United States, which may be in excess of the $25,000 limitation under Section 423 of the Code), which amounts will be used to purchase Class A ADSs on the open market on such participant’s behalf (based on the full fair market value of such Class A ADSs). In addition, the administrator may, in its discretion, offer matching shares denominated in Class A ADSs on a quarterly basis to all eligible employees, in an amount equal to up to 100% of the number of Class A ADSs credited to the participant’s plan account prior to the last day of the applicable purchase period, provided that a participant may not receive an aggregate value of matching shares in respect of any calendar year in excess of 1% of the participant’s eligible compensation. To receive matching shares, the participant must (i) be an eligible employee on the date the matching shares are offered and (ii) retain the Class A ADSs purchased during the applicable quarter until the date following the one-year anniversary of the purchase with respect to which the matching shares are credited to the participant’s account.

Transferability

A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Plan Amendment and Termination

The Board may amend, suspend or terminate the Employee Stock Purchase Plan at any time and from time to time. However, shareholder approval must be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the Employee Stock Purchase Plan, changes the designation or class of employees who are eligible to participate in the Employee Stock Purchase Plan or changes the Employee Stock Purchase Plan in any way that would cause the Employee Stock Purchase Plan to no longer be an “employee stock purchase plan” under Section 423(b) of the Code.

Material U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of the Employee Stock Purchase Plan under current income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the Employee Stock Purchase Plan and is intended for general information only. Other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality.

Except as described above under “—Matching Shares,” the Employee Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Employee Stock Purchase Plan. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the Employee Stock Purchase Plan. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition of shares, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to selling or disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) the excess of the fair market value of the shares at the time the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, or in the event a U.S. participant receives matching Class A ADSs as described above under “—Matching Shares,” the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and the Company will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and the Company will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO RECIPIENTS OF AWARDS UNDER THE EMPLOYEE STOCK PURCHASE PLAN. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.

Insurance and Indemnification

To the extent permitted by the Companies Act and the Polestar Articles, the Company is empowered to indemnify its directors and officers, as well as members of Polestar Group’s senior management against liabilities in connection with their service at Polestar. The Company will also enter into indemnification agreements with its directors and officers, as well as members of Polestar Group’s senior management. These agreements, among other things, will require the Company to indemnify such directors, officers and members of Polestar Group’s senior management for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director, officer or member of Polestar Group’s senior management in any action or proceeding arising out of their services in the Polestar Group. The Company plans to maintain an insurance policy pursuant to which such persons will also be insured against liability for actions taken in their respective capacities.

The Company believes that the indemnification of directors, officers and members of Polestar Group’s senior management is necessary to attract and retain qualified persons. Insofar as such indemnification for liabilities arising under the Securities Act may be permitted to such individuals or control persons in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

The Board is divided into three classes of directors, designated as “Class I,” “Class II” and “Class III.” The term of office of directors serving in Class I, consisting of Thomas Ingenlath, Daniel Li and David Richter, will expire at the Company’s first annual general meeting. The term of office of directors serving in Class II, consisting of Carla De Geyseleer, Karl-Thomas Neumann and Håkan Samuelsson will expire at the Company’s second annual general meeting. The term of office of directors serving in Class III, consisting of Karen Francis, Jim Rowan and David Wei, will expire at the Company’s third annual general meeting. At each succeeding annual general meeting following the third annual general meeting following Closing, directors will be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

For a period of three years following the Closing, a majority of the Board will be (i) independent under applicable stock exchange rules and (ii) unaffiliated with Volvo Cars/Geely. In addition, for a period of three years following the Closing, except as required by applicable law, the Board may not convene a general meeting which proposes a resolution to remove an independent director unless a majority of the directors (including at least two independent directors) approve of such resolution and following any such removal, a majority of the directors (including at least two independent directors) must approve the appointment of any new independent director to fill the vacancy.

In addition, pursuant to the Shareholder Acknowledgement Agreement, Parent and the Parent Shareholders have undertaken that (i) the initial Board after the Closing will include nine directors, a majority of whom will be independent directors, (ii) for a period of three years following the Closing, Parent and the Parent Shareholders will not vote in favor of the removal of any independent director of the Company unless at least two independent directors vote in favor of such removal, (iii) for a period of three years following the Closing, Parent and the Parent Shareholders will not require the Company to convene a general meeting for the purpose of removing an independent director and (iv) for three years following the Closing, Parent and the Parent Shareholders will not vote in favor of any amendment to the Polestar Articles relating to the composition of the Board or the appointment or removal of Company directors. The GGI Sponsor has third party beneficiary rights to enforce the aforementioned undertakings.

Director Independence

Karen Francis, Carla De Geyseleer, Karl-Thomas Neumann, David Richter and David Wei qualify as independent, as defined under the listing rules of Nasdaq.

Election of Directors

The holders of the Shares will have the right to elect the Board at a general meeting of shareholders by a simple majority of the votes validly cast. Subject to the requirements of the Polestar Articles, the Board may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen. The Board will also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen.

Service Contracts of Directors

There are no service contracts between the Company and any of its current non-employee directors providing for benefits upon termination of their service. For a discussion of compensation, including post-termination benefits, of employee directors, see Item 6.B. and the section titled “—Historical Compensation of Polestar’s Key Management and Directors.”

Committees of the Board of Directors

The Board has three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The members of each committee will serve until their successors are elected and qualified, unless they are earlier removed or resign. Each committee reports to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of the standing committees are set forth below. In the future, the Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Company has established an audit committee that consists of Carla De Geyseleer, David Richter and David Wei, with Carla De Geyseleer serving as the chair of the audit committee. All of the audit committee members are independent directors, in accordance with Nasdaq and the SEC requirements for a company listed on Nasdaq.

The audit committee, among other matters, oversees (i) the Company’s financial reporting, auditing and internal control activities; (ii) the integrity and audits of the Company’s financial statements; (iii) the Company’s compliance with legal and regulatory requirements; (iv) the qualifications and independence of Polestar’s independent auditors; (v) the performance of the Company’s internal audit function and independent auditors; and (vi) the Company’s overall risk exposure and management.

Duties of the audit committee include the following:

•	annually reviewing and assessing the adequacy of the audit committee charter and reviewing the performance of the audit committee;

•	being responsible for recommending the appointment, retention and termination of the Company’s independent auditors and determining the compensation of the Company’s independent auditors;

•	reviewing the plans and results of the audit engagement with the independent auditors;

•	evaluating the qualifications, performance and independence of the Company’s independent auditors;

•

having the authority to approve in advance all audit and non-audit services by the Company’s independent auditors, the scope and terms thereof and the fees therefor; reviewing the adequacy of the Company’s internal accounting controls;

•	ensuring the Company maintains a robust risk management function, including in respect of IT and cybersecurity risk management; and

•	meeting at least quarterly with the Company’s Chief Financial Officer and the Company’s independent auditors.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meet the financial literacy requirements of Nasdaq listing standards, and Carla De Geyseleer qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. The designation does not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of the Company’s audit committee and the Board.

The audit committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq, and which is available on the Company’s website. All audit services to be provided to the Company and all permissible non-audit services, other than de minimis non-audit services, to be provided to Polestar by the Company’s independent registered public accounting firm are to be approved in advance by the audit committee.

Compensation Committee

The Company’s compensation committee consists of Karen Francis, Daniel Li, Jim Rowan and Håkan Samuelsson, with Håkan Samuelsson serving as the chair of the compensation committee.

The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee’s duties include, among other matters:

•	at the request of the Board, reviewing and making recommendations to the Board relating to management succession planning;

•	administering, reviewing and making recommendations to the Board regarding the Company’s compensation plans;

•

reviewing and approving the Company’s corporate goals and objectives with respect to compensation for executive officers and evaluating each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by the Board; and

•	providing oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

The compensation committee operates under a written charter, which satisfies the applicable rules of the SEC and Nasdaq listing standards, and is available on the Company’s website.

Nominating and Corporate Governance Committee

The Company’s nominating and governance committee consists of Karen Francis, Daniel Li, Jim Rowan and Håkan Samuelsson, with Håkan Samuelsson serving as the chair of the nominating and governance committee. The nominating and governance committee’s duties include, among other matters:

•	selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

•	annually reviewing with the Board the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the Board members;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the Board;

•

developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and periodically reviewing such guidelines and recommending changes to the Board for approval as necessary; and

•	overseeing the annual self-evaluation of the Board.

The nominating and corporate governance committee operates under a written charter, which satisfies the applicable rules of the SEC and the Nasdaq listing standards and is available on the Company’s website.

Code of Conduct

The Board has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of the Company’s directors, officers, employees, and, as applicable, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on the Company’s website. Amendments to the code will be promptly disclosed and posted on the Company’s website. The code is available on Polestar’s website. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.

Foreign Private Issuer

As a foreign private issuer, the Company is subject to different U.S. securities laws than domestic U.S. issuers. As long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, the Company is not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Further, the Company is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts the Company from most of Nasdaq’s corporate governance requirements, the Company has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and corporate governance committee consisting entirely of independent directors.

Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, the Company is exempt from these requirements and may elect not to obtain shareholders’ approval prior to any further issuance of our Class A ADSs other than as may be required by the laws of England and Wales.

Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Closing, the Company may in the future elect to avail itself of these exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Controlled Company

By virtue of being a controlled company under Nasdaq listing rules, the Company may elect not to comply with certain Nasdaq corporate governance requirements, including that:

•

a majority of the board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Closing, the Board must be comprised of a majority of independent directors);

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the compensation and nominating and corporate governance committees.

Other than as specified above, the Company may in the future elect to avail itself of these exemptions. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

D. Employees

As of December 31, 2021, the Company had more than 1,300 employees. The Company’s employees are mainly located in Sweden, China, UK and USA.

The Company follows local national requirements for collective bargaining agreements where such requirements exist. Currently, the Company has instituted collective bargaining agreements with employees in Sweden, Finland, the Netherlands and Austria. Sweden is the only country where the Company is actively engaged with employee union representatives. The Company believes relations with these union representatives are good and its engagement with these union representatives is constructive.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth below in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Company in the form of American Depositary shares by:

•	each beneficial owner of more than 5% of the outstanding Shares;

•	each executive officer or a director of the Company; and

•	all of the Company’s executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Shares as to which the holder has sole or shared voting power or investment power and also any Shares which the holder has the right to acquire within 60 days of the date of this Report through the exercise of any option, warrant or any other right.

Each outstanding Class A Share is entitled to one vote on all matters submitted to a vote of shareholders. Each Class B Share is entitled to 10 votes on all matters submitted to a vote of shareholders. Each Class C Share is entitled to one vote on all matters submitted to a vote of shareholders. Preference Shares, Deferred Shares and GBP Redeemable Preferred Shares (each as defined below) carry no voting rights and do not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company. Holders of Shares have no cumulative voting rights. None of the Company’s shareholders are entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.

The beneficial ownership of the Shares is based on 2,109,034,797 Shares issued and outstanding. The expected beneficial ownership percentage set forth below does not take into account (i) warrants that are outstanding and may be exercised commencing 30 days after the Closing Date, (ii) Earn Out Shares and (iii) shares that will vest pursuant to the Equity Plan and Employee Stock Purchase Plan

Unless otherwise noted, the business address of each beneficial owner is Assar Gabrielssons Väg 9, 405 31 Göteborg, Sweden.

Name of Beneficial Owner	Number of Shares		Approximate Percentage of Outstanding Shares
Executive Officers and Directors:
Thomas Ingenlath	—	(1)	—	(1)
Johan Malmqvist	—		—
Dennis Nobelius	—		—
Håkan Samuelsson	—	(1)	—	(1)
Carla De Geyseleer	—	(1)	—	(1)
Karen C. Francis	20,892	(2)		*
Donghui (Daniel) Li	—		—
Dr. Karl-Thomas Neumann	—		—
David Richter	—		—
James Rowan	—		—
Zhe (David) Wei	—		—
All directors and executive officers as a group (eleven individuals)	—		—
Five Percent or More Holders:
Li Shufu(3)	1,997,110,924		94.7%

*	Less than one percent.
(1)	Does not include Class A ADSs which the individuals may acquire or have acquired at their behest pursuant to an arrangement with PSINV AB, a subsidiary of Volvo Cars.
(2)	Represents Class A ADSs that Ms. Francis has purchased in connection with the March Sponsor Assignment.
(3)

Includes 294,877,349 Class A ADSs and 1,642,233,575 Class B Shares in the form of American depositary shares for which Parent is the record holder. Also includes 60,000,000 Class A ADSs for which Snita is the record holder. 42.7% of Parent is owned by PSD Investment Limited and 48.8% of Parent is owned by Volvo Cars as of March 4, 2022. As of March 4, 2022, Li Shufu controls PSD Investment Limited and owns approximately 91.1% of equity interests in Geely, which owns approximately 82.0% of equity interests in Volvo Cars. Consequently, since voting and dispositive decisions with respect to such securities are ultimately made by Li Shufu, he is deemed to have beneficial ownership over 1,997,110,924 Class A ADSs, assuming the conversion of all Class B ADSs into Class A ADSs. Li Shufu disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein. The business address of Li Shufu and Parent is 13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong and the business address of Snita is Stationswerg 2, 4153 RD Beesd, Netherlands.

Holders

As of June 23, 2022, we had approximately 95 shareholders of record of our Class A ADSs, one shareholder of record of record of our Class B ADSs and two shareholders of our Class C ADSs. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

Prior to the Business Combination and Pre-Closing Reorganization, 42.7% of Parent was owned by PSD Investment Limited and 48.8% of Parent was owned by Volvo Cars. Li Shufu controls PSD Investment Limited and owns approximately 91.1% of equity interests in Geely, which owns approximately 82.0% of equity interests in Volvo Cars. After the Closing, Li Shufu is expected to have a beneficial ownership of 94.7% of the outstanding Shares, as described in beneficial ownership table above.

B. Related Party Transactions

The agreement descriptions set forth below do not purport to be complete and are qualified in their entirety by the terms and conditions of the agreements filed as exhibits to this Report.

Business Combination Related Agreements

PIPE Subscription Agreements

On September 27, 2021, GGI and the Company entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors purchased an aggregate of approximately 7.43 million Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share in a private placement, for an aggregate amount of approximately $67.5 million. On December 17, 2021, GGI and the Company entered into the December PIPE Subscription Agreements with the December PIPE Investors, which include certain affiliates and employees of the GGI Sponsor. Pursuant to the December PIPE Subscription Agreements, the December PIPE Investors purchased an aggregate of 14.3 million Class A Shares in the form of Class A ADSs for an average price of approximately $9.54 per Class A ADS, for an amount of approximately $136.0 million. On March 24, 2022, GGI and the Company entered into the March PIPE Subscription Agreements with the March PIPE Investors, which include certain affiliates and employees of the GGI Sponsor. Pursuant to the March PIPE Subscription Agreements, the March PIPE Investors purchased an aggregate of approximately 2.8 million Class A Shares in the form of Class A ADSs for an average price of approximately $9.57 per Class A ADS, for an amount of approximately $27.2 million. The December PIPE Subscription Agreements and the March PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, except with regard to purchase price.

As a result of the December PIPE Assignment and the March PIPE Assignments, the aggregate investment amount and number of Class A ADSs purchased pursuant to the Subscription Agreements remained unchanged.

Pursuant to the PIPE Subscription Agreements, the Company agreed to file with the SEC (at the Company’s sole cost and expense), within 30 calendar days after the date of Closing, the resale registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and to use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Sponsor Subscription Agreement

On September 27, 2021, GGI and the Company entered into the Sponsor Subscription Agreement with the GGI Sponsor, pursuant to which, the GGI Sponsor purchased an additional 2.15 million Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share on the Closing Date, for an aggregate investment of approximately $82.5 million. Pursuant to the Sponsor Subscription Agreement, the GGI Sponsor had the right to assign its commitment to purchase the Class A ADSs under the Sponsor Subscription Agreement in advance of the Closing. In connection with the December Sponsor Assignment on December 17, 2021, (i) the GGI Sponsor assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $63.0 million to the December PIPE Investors and (ii) GGI, the Company and the GGI Sponsor amended and restated the Sponsor Subscription Agreement to reflect the December Sponsor Assignment. In connection with the March Sponsor Assignment on March 24, 2022, (i) the GGI Sponsor further assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $11.4 million to certain investors and (ii) GGI, the Company and the GGI Sponsor amended the Sponsor Subscription Agreement to reflect the March Sponsor Assignment. As a result, pursuant to the Sponsor Subscription Agreement, an affiliate of Sponsor purchased approximately 891,000 Class A ADSs for a purchase price of approximately $9.09 per Class A ADS on the date of Closing, for an aggregate investment of approximately $8.1 million. The Sponsor Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except that the GGI Sponsor had the right to assign its commitment to acquire the Class A ADSs to be purchased under the Sponsor Subscription Agreement in advance of the Closing.

Volvo Cars PIPE Subscription Agreement

On September 27, 2021, GGI and the Company entered into the Volvo Cars PIPE Subscription Agreement with Snita, a corporation organized under the laws of Netherlands and a wholly owned indirect subsidiary of Volvo Cars, pursuant to which Snita purchased an additional 10 million Class A Shares in the form of Class A ADSs for a purchase price of $10.00 per share on the date of Closing. Pursuant to the Volvo Cars Subscription Agreement, Snita had the right to assign its commitment to purchase the Class A ADSs under the Volvo Cars Subscription Agreement in advance of the Closing. In connection with the December Volvo Assignment on December 17, 2021, (i) Snita assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $73.0 million to purchase the Class A ADSs to the December PIPE Investors and (ii) GGI, the Company and Snita amended and restated the Volvo Car Subscription Agreement to reflect the December Volvo Assignment. In connection with the March Volvo Assignment on March 24, 2022, (i) Snita further assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $15.8 million to certain investors and (ii) GGI, the Company and Snita amended the Volvo Cars Subscription Agreement to reflect the March Volvo Assignment. As a result, pursuant to the Volvo Cars Subscription Agreement, Snita purchased approximately 1.1 million Class A ADSs for a purchase price of $10 per Class A ADS on the date of Closing, for an aggregate investment of approximately $11.2 million. The Volvo Cars Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except with regards to purchase price.

The foregoing descriptions of the Subscription Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the PIPE Subscription Agreements, a form of which is filed as an exhibit to this Report.

Volvo Cars Preference Subscription Agreement

On September 27, 2021, the Company entered into the Volvo Cars Preference Subscription Agreement with Snita. Pursuant to the Volvo Cars Preference Subscription Agreement, Snita purchased Preference Shares for an aggregate subscription price of $10.00 per share, for an aggregate investment amount equal to the Volvo Cars Preference Amount. The proceeds of such subscription will be used to satisfy certain accounts payable that are or will be due and payable by certain subsidiaries of Parent to Volvo Cars. The Preference Shares converted into Class A ADSs at Closing, in accordance with, and subject to, the terms of the Preference Shares.

Registration Rights Agreement

On September 27, 2021, the Company, Parent, the Parent Shareholders, the GGI Sponsor and the independent directors of GGI entered into a Registration Rights Agreement, which was amended by the

Registration Rights Agreement Amendment No. 1 to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements and further amended by the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect the Amendment No. 2 to the Business Combination Agreement and the March PIPE Subscription Agreements, which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Company agreed that, as soon as practicable, and in any event within 30 days after the Closing, the Company will file with the SEC a shelf registration statement. In addition, the Company will use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline, in each case subject to the terms and conditions set forth therein. On December 17, 2021, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription.

The foregoing summary of the Registration Rights Agreement is not complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is filed as an exhibit to this Report.

Parent Lock-Up Agreement

On September 27, 2021, Parent, the Company and the Parent Shareholders entered into the Parent Lock-Up Agreement, a form of which is included as an exhibit to this Report. Pursuant to the Parent Lock-Up Agreement, each Parent Shareholder has, subject to certain exceptions, among other things, agreed not to transfer any equity security of the Company issued to them pursuant to the Business Combination Agreement or other transaction documents contemplated by the Business Combination Agreement during the period commencing the date of Closing and ending 180 days following the Closing Date, in each case subject to the terms and conditions set forth therein.

Sponsor and Supporting Sponsor Lock-Up Agreement

On September 27, 2021, concurrently with the execution of the Business Combination Agreement, GGI, Parent, the Company, the GGI Initial Stockholders entered into the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, pursuant to which each GGI Initial Stockholder, among other things, agreed to (i) vote their GGI Class F Common Stock in favor of the proposal to approve the Business Combination and any other proposals at the special meeting of the stockholders of GGI, and against any alternative business combination, (ii) waive all adjustments to the conversion ratio set forth in the Current GGI Certificate with respect to the GGI Class F Common Stock, (iii) be bound by certain transfer restrictions with respect to their GGI Common Stock, GGI Public Warrants and GGI Private Placement Warrants and (iv) not to transfer any Class A ADSs issued pursuant to the Business Combination Agreement in respect of shares of GGI Class F Common Stock during the period beginning on the date of Closing and ending 180 days following the Closing Date, in each case subject to the terms and conditions set forth therein. In addition, the GGI Sponsor agreed to the forfeiture of up to 1,501,651 shares of GGI Class F Common Stock, which was increased to 1,533,873 shares of GGI Class F Common Stock in connection with the Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement Amendment No. 1, and further increased to 1,540,835 shares of GGI Class F Common Stock in connection with the Sponsor and Supporting Sponsor Stockholders Lock-Up Agreement Amendment No. 2.

Class C Warrant Amendment

GGI and Computershare entered into the Class C Warrant Amendment, which is included as an exhibit to this Report. The Class C Warrant Amendment amended the SPAC Warrant Agreement. Pursuant to the Class C Warrant Amendment, (i) each GGI Public Warrant was automatically cancelled and extinguished and converted into the right to receive one Class C-1 ADS representing one Class C-1 Share representing the right to acquire one Class A ADS (or one Class A Share if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $11.50 per Class C-1 ADS, subject to adjustment, terms and limitations as described in the Polestar Articles, (ii) each GGI Private Placement Warrant was automatically cancelled and extinguished and converted into the right to receive one Class C-2 ADS representing one Class C-2 Share representing the right to acquire one Class A ADS (or one Class A Share if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $11.50 per Class C-2 ADS, subject to adjustment, terms and limitations described in the Polestar Articles and (iii) the SPAC Warrant Agreement was terminated, in the case of each of clauses (i), (ii) and (iii) above, subject to the terms and conditions set forth therein.

Shareholder Acknowledgment

On September 27, 2021, Parent, the Parent Shareholders, Volvo Car Corporation and the Company entered into the Shareholders Acknowledgement Agreement, which is included as an exhibit to this Report. Pursuant to the Shareholders Acknowledgement Agreement, the Parent and the Parent Shareholders undertook that (i) at Closing, the initial Board was to include nine directors, a majority of whom would be independent directors, (ii) for a period of three years following the Closing, Parent and the Parent Shareholders will not vote in favor of the removal any independent directors of the Company unless at least two independent directors vote in favor of such removal, (iii) for a period of three years following the Closing, Parent and the Parent Shareholders will not require the Company to convene a general meeting for the purpose of removing an independent director and (iv) for three years following the Closing, Parent and the Parent Shareholders will not to vote in favor of any amendment to the Polestar Articles relating to the composition of the Board or the appointment or removal of Company directors. The GGI Sponsor has third party beneficiary rights to enforce the aforementioned undertakings.

Company Relationships and Related Party Transactions

Agreements with Volvo and Geely

The Framework Assignment and License Agreement among Volvo Car Corporation and Polestar Performance AB, dated October 31, 2018 and the Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB are agreements governing the assignment of and license to technology for use in the Polestar 1 and Polestar 2. These agreements provide that Polestar Performance AB will pay Volvo Car Corporation a fee based on specified percentages of Volvo Car Corporation’s costs plus an arm’s length mark-up. The Car Model Assignment and License Agreement remains in force during the validity of the license period of the license granted under the contract. The Framework Assignment and License Agreement remains in effect until six months after all Car Model Assignment and License Agreements entered into between the parties have expired or been terminated. Further, the Car Model Assignment and License Agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has certain termination and cancellation rights under the agreements. Pursuant to the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., the Car Model Assignment and License Agreement described here and the Car Model Assignment and License Agreement in the paragraph below are meant to constitute the same agreement. On December 23, 2020, Volvo Car Corporation and Polestar Performance AB entered into a Settlement Agreement relating to a dispute that arose pursuant to the Car Model Assignment and License Agreement. The Settlement Agreement provided that Volvo Car Corporation would compensate Polestar Performance AB for costs and losses associated with delayed deliveries of certain components and the delivery of defective components resulting in a recall of Polestar vehicles. Volvo Car Corporation agreed to settle these claims under the Car Model and License Agreement.

The Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd. and the Car Model Assignment and License Agreement,

dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Supplement to Car Model Assignment and License Agreement, dated as of September 23, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of June 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation are agreements governing the assignment of and license to technology related to Polestar vehicles. Fees paid under the agreements are in part based on actual development costs and take into account the full cost incurred plus an arm’s length mark-up. The fee also takes into account the value of “Existing Know-How and Technology” (as defined in the Car Model Assignment and License Agreement). The hourly rates charged under the agreements are reviewed and updated annually by the parties. The Framework Assignment and License Agreement remains in effect until six months after all Car Model Assignment and License Agreements entered into between the parties have expired or been terminated. Further, the Framework Assignment and License Agreement may terminate within 60 days of written notice for breach of the Framework Assignment and License Agreement or of a Car Model Assignment and License Agreement or immediately upon the insolvency of either party. The Car Model Assignment and License Agreement remains in force during the validity of the license period of the license granted under the contract. Further, a Car Model Assignment and License Agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar also has additional termination and cancellation rights under the Car Model Assignment and License Agreements. The termination of the Framework Assignment and License Agreement terminates all of the Car Model Assignment and License Agreements, while the termination of one Car Model Assignment and License Agreement does not automatically affect the validity of the Framework Assignment and License Agreement or any other Car Model Assignment and License Agreement.

Pursuant to the Side Letter, the termination of one Car Model Assignment and License Agreement gives Volvo Car Corporation the right to immediately terminate the other Car Model Assignment and License Agreement.

PHEV IP Sub-License Agreement, dated as of September 4, 2018, between Volvo Personvagnar AB and Polestar Performance AB is a sub-license agreement relating to certain technology used in Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Cars a per vehicle fee determined in accordance with the agreement and paid on a monthly basis. The agreement may terminate within 90 days of written notice for breach or immediately upon the insolvency of the other party.

PHEV IP Sub-License Agreement, dated as of September 7, 2018, between Volvo Personvagnar AB and Polestar New Energy Vehicle Co. Ltd, as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a sublicense agreement relating to certain technology used in Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Cars a per vehicle fee determined in accordance with the agreement and paid on a monthly basis. In addition, if an “Event of Default” (as defined in the agreement) occurs, the non-defaulting party may terminate the agreement with immediate effect.

Change Management Agreement, dated as of June 12, 2020, between Volvo Car Corporation and Polestar Performance AB is an agreement regulating certain updates and upgrades made to certain technology in the Polestar 1. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a fee based on 100% of Volvo Car Corporation’s actual development cost, as calculated on a time and material basis applying an arm’s length mark-up. The hourly rates charged under the agreement are reviewed and updated annually. The agreement remains in effect during the validity of the license period of the license granted under the agreement unless terminated upon 12 months’ written notice. In addition, the agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Further, Polestar Performance AB also has certain termination and cancellation rights under the agreement.

Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a service agreement governing certain sourcing services provided by Volvo Car Corporation to Polestar Automotive China Distribution Co., Ltd. (to which Polestar New Energy Vehicle Co., Ltd. transferred its rights and obligations under the agreement in accordance with a novation agreement). The agreement provides that Polestar Automotive China Distribution Co., Ltd. will pay Volvo Car Corporation a semi-annual service charge calculated on a time and material basis applying an arm’s length mark-up to the full cost incurred, and the hourly rates are reviewed and updated annually by mutual agreement of the parties. The agreement terminates on the date of the final status report, though either party may terminate for convenience upon 60 days’ written notice. Polestar Automotive China Distribution Co., Ltd. also has the right to cancel for convenience the services performed under the agreement upon 30 days’ written notice. In addition, the agreement may terminate within 14 days of written notice for breach or immediately upon the insolvency of the other party.

Service Agreement, dated as of November 17, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar New Energy Vehicle Co., Ltd. is a service agreement under which Volvo Cars Technology (Shanghai) Co., Ltd. provides Polestar New Energy Vehicle Co., Ltd. with procurement services needed for Polestar vehicle maintenance at the Chengdu plant. The agreement provides that Polestar New Energy Vehicle Co., Ltd. will pay Volvo Cars Technology (Shanghai) Co., Ltd. a monthly service charge based on the actual hours required for the services to be performed charged at hourly rates. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Cars Technology (Shanghai) Co., Ltd. on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar New Energy Vehicle Co., Ltd. also has certain service cancelation rights and has an immediate termination right with respect to certain breaches by Volvo Cars Technology (Shanghai) Co., Ltd. The Service Agreement, dated as of November 13, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd. also governs procurement services needed for Polestar vehicles at the Chengdu plant and its terms largely mirror the previously described agreement, but with Volvo Car Corporation acting as the service provider under the contract.

Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a service agreement under which Volvo Cars provides Polestar New Energy Vehicle Co. Ltd. and Polestar Automotive China Distribution Co., Ltd. with manufacturing engineering services connected with Polestar 1 and Polestar 2, respectively. The agreement provides that the applicable Polestar entity will pay Volvo Cars a semi- annual service charge based on the estimated hours required for the services to be performed charged at hourly rates. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by the parties on an annual basis. This agreement remains in effect until the date of the final status report” as described in the agreement. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 14 days of written notice for breach or immediately upon the insolvency of the other party. The applicable Polestar entity also has the right to cancel the services performed for convenience upon 30 days’ written notice. The Service Agreement, dated as of December 21, 2018, between Daqing Volvo Car Manufacturing Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Daqing Volvo Car Manufacturing Co. Ltd. also governs the provision of manufacturing engineering services in relation to the production of Polestar vehicles and its terms largely mirror the previously described agreement, but with Daqing Volvo Car Manufacturing Co. Ltd. acting as the service provider. On December 23, 2020, Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd. entered into a Settlement Agreement relating to a dispute that arose pursuant to the Service Agreement. The Settlement Agreement provided that Volvo Car

Corporation would compensate Polestar New Energy Vehicle Co. Ltd. for costs and losses associated with delayed deliveries of certain components and the delivery of defective components resulting in a recall of Polestar vehicles.

Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a service agreement under which Volvo Car Corporation provides Polestar New Energy Vehicle Co. Ltd. and Polestar Automotive China Distribution Co., Ltd. with logistics engineering services connected with the Polestar 1 and Polestar 2, respectively. The agreement provides that the applicable Polestar entity will pay Volvo Car Corporation a semi-annual service charge based on the estimated hours required for the services to be performed charged at hourly rates. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by the parties on an annual basis. The agreement remains in effect until the date of the final status report as described in the agreement. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 14 days of written notice for breach or immediately upon the insolvency of the other party. The applicable Polestar entity also has the right to cancel the services performed for convenience upon 30 days written notice. The Service Agreement, dated as of December 21, 2018, between Volvo Car (Asia Pacific) Investment Holding Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd and Volvo Car (Asia Pacific) Investment Holding Co. Ltd. also governs the provision of logistics engineering services in relation to the production of Polestar vehicles and its terms largely mirror the previously described agreement, but with Volvo Car (Asia Pacific) Investment Holding Co. Ltd. acting as the service provider.

Service Agreement, dated as of August 9, 2018, between Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Service Agreement, dated as of August 26, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar New Energy Vehicle Co., Ltd., AB is a service agreement governing certain services that Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. provides to Polestar New Energy Vehicle Co. Ltd. relating to the electrocoating of the Polestar 1. The agreement provides that Polestar New Energy Vehicle Co. Ltd. will pay Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. a monthly service fee based on an actual total cost basis with a mark-up to an arm’s length price using the cost plus method. This service charge is reviewed and updated annually by the parties and is based on a benchmarking study. The agreement remains in effect until terminated. The agreement may be terminated for convenience by either party upon six months’ written notice. Further, the agreement may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar New Energy Vehicle Co. Ltd. also has additional service cancellation and termination rights under the agreement.

Service Agreement, dated as of December 17, 2019, between Volvo Car Belgium NV, Ltd. and Polestar Performance AB, as amended by the Amendment to the Service Agreement, dated as of March 4, 2020, between Volvo Car Belgium NV, Ltd. and Polestar Performance AB governs the performance of various services relating to Polestar vehicles that are provided by Volvo Car Belgium NV, Ltd. to Polestar Performance AB at ESDIC in Gent, Belgium. The agreement provides that Polestar Performance AB will pay Volvo Car Belgium NV, Ltd. a monthly service charge based on hourly rates using the cost plus method. The hourly rates are determined annually by Volvo Car Belgium NV, Ltd., and Polestar Performance AB reimburses Volvo Car Belgium NV, Ltd. for all of its costs incurred to provide the services. The agreement remains in effect until the services are completed or the agreement is otherwise terminated. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement.

Component Supply Agreement, dated as of 2018, between Polestar New Energy Vehicle Co., Ltd. and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch is a supply agreement governing Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch’s purchase of components from Polestar New Energy Vehicle Co., Ltd. The agreement provides that Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch must compensate Polestar New Energy Vehicle Co., Ltd. in the aggregate for all components that Polestar New Energy Vehicle Co., Ltd. supplies during a calendar year. Such compensation is calculated using an arm’s length pricing principle. The agreement automatically extends on January 1 of each year unless terminated. The agreement, in whole or in part, may be terminated immediately upon the insolvency of the other party, and either party may terminate for convenience upon 12 months’ written notice.

General Distributor Agreement, effective as of January 1, 2020, between Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch and Polestar Automotive China Distribution Co., Ltd. is an agreement governing the manufacturing and distribution of Polestar products. The agreement provides that Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch will supply certain goods to Polestar Automotive China Distribution Co., Ltd., which Polestar Automotive China Distribution Co., Ltd. will then distribute either itself or through an authorized dealer. Polestar Automotive China Distribution Co., Ltd. will compensate Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch for the full cost of the contract products. The agreement may be terminated only in two years’ intervals by giving two months’ notice with effect as per December 31 of any subsequent second year. Unless a termination notice is given, the agreement continues in effect for an additional two years. Further each party may immediately terminate the agreement for “good cause” as described in and pursuant to the agreement.

License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Performance AB. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Performance AB for use in future model year programs of the Polestar 2. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Performance AB may cancel the delivery of “Polestar Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).

License and License Assignment Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. is a license agreement under which Volvo Car Corporation will provide certain development services for Polestar Automotive China Distribution Co. Ltd. relating to the development of technology to be used in future model year programs of the Polestar 2. The terms of the agreement largely mirror those of the License, License Assignment and Service Agreement described in the above paragraph.

Car Model Manufacturing Agreement, dated as of November 28, 2018, between First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of July 7, 2021, between Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution (Taizhou) Co., Ltd. and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. is an agreement governing the manufacturing of the Polestar 2 at the manufacturing plant in Luqiao. Under the agreement, Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd.

manufactures and assembles the vehicle up to close-to-final status, and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. then completes and sells the completed product to Polestar Automotive China Distribution (Taizhou) Co., Ltd. (who replaced Polestar New Energy Vehicle Co., Ltd. pursuant to the novation agreement). The products are priced based on their full cost of production, including Polestar Automotive China Distribution (Taizhou) Co., Ltd.’s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted according to certain benchmarks. The prices for vehicles produced in the plant are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd., and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Automotive China Distribution (Taizhou) Co., Ltd. discontinues having vehicles produced at the Luqiao plant under the agreement prior to its termination, Polestar Automotive China Distribution (Taizhou) Co., Ltd. must pay certain exit costs.

Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB, as supplemented by the Supplement Car Manufacturing Agreement, dated as of May 2021, between Polestar Performance AB and Asia Euro Manufacturing (Taizhou) Co. Ltd., as amended by the Amendment Car Model Manufacturing Agreement, dated as of July 7, 2021, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co. Ltd. is an agreement governing the manufacturing of completed Polestar 2 vehicles at the Luqiao plant by Asia Euro Automobile Manufacturing (Taizhou) Co. Ltd. and sold to Polestar Performance AB. The terms of the agreement largely mirror those of the Car Model Manufacturing Agreement described in the paragraph above.

License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Agreement and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB is a license assignment and service agreement relating to certain development services and technology. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Performance AB may cancel the delivery of “Polestar Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).

License Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Polestar Performance AB, Polestar New Energy Vehicle Co., Ltd., Volvo Car Corporation and Volvo Cars (China) Investment Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a license agreement relating to certain technology associated with the Polestar 3 in China. The agreement remains in effect during the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. In the event of certain breaches by Volvo Car Corporation, Polestar is also entitled to terminate the agreement with 120 days’ written notice. While Polestar may cancel the delivery of “PS Unique Volvo Technology” (as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).

Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Volvo Car Corporation,

Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a service agreement in relation to manufacturing engineering, logistic engineering and direct material procurement services for the Polestar 3 provided by Volvo Car Corporation to the applicable Polestar entity in all countries except China. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted to the applicable Polestar entity. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. The applicable Polestar entity also has the right to cancel the services performed by Volvo Car Corporation for convenience upon 90 days’ written notice.

Service Agreement, dated as of June 30, 2019, between Volvo Cars (China) Investment Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Service Agreement, dated as of November 28, 2019, between Volvo Cars (China) Investment Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Cars (China) Investment Co., Ltd. is a service agreement in relation to manufacturing engineering, logistic engineering and procurement services for the Polestar 3 provided to the applicable Polestar entity in China. The agreement provides that the applicable Polestar entity will pay three affiliates of Volvo Cars (China) Investment Co., Ltd. ((i) Volvo Car (Asia Pacific) Investment Holding Co., Ltd., (ii) Volvo Cars Technology (Shanghai) Co., Ltd. and (iii) Zhongjia Automobile (Chengdu) Co., Ltd.) a fixed fee for their services provided under the agreement. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted to the applicable Polestar entity. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. The applicable Polestar entity also has the right to cancel the services performed by Volvo Cars (China) Investment Co., Ltd. for convenience upon 90 days’ written notice.

Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., provides that the intention of these parties is for each of the main agreements described in the four previous paragraphs to actually constitute one agreement. In light of the foregoing, the side letter provides that it is the parties’ intention to share the total amount payable to the Volvo entities under the four agreements fairly between the Polestar entities as described in the side letter.

Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd. is a service agreement governing certain indirect procurement services provided by Volvo Cars Technology (Shanghai) Co., Ltd. to Polestar Automotive China Distribution Co. Ltd. relating to the production of the Polestar 3 at the Chengdu plant. The agreement provides that Polestar Automotive China Distribution Co. Ltd. will pay Volvo Cars Technology (Shanghai) Co., Ltd. a monthly service charge based on the actual hours required for the services to be performed. The hourly rates are calculated using the full cost incurred plus an arm’s length mark-up and are determined annually by Volvo Cars Technology (Shanghai) Co., Ltd. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement.

Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. is a service agreement governing certain indirect procurement services provided by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. relating to the production of the Polestar 3 at Volvo Car Corporation’s Chengdu plant. The agreement provides that Polestar Automotive China Distribution Co. Ltd. will pay Volvo Car Corporation a monthly service charge based on the actual hours required for the services to be performed. The hourly rates are calculated using the full cost incurred plus an arm’s length mark-up and are determined annually by Volvo Car Corporation. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement.

License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation is a license agreement relating to certain intellectual property developed by Polestar Performance AB. The agreement remains in effect during the validity of the license period of the license granted under the agreement, which is until model year 2024. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party.

Performance Software Agreement, dated as of January 1, 2020, between Polestar Performance AB and Volvo Car Corporation AB is an agreement relating to the design, development and supply of performance enhancing software by Polestar Performance AB for Volvo Car Corporation AB to distribute in their infrastructure for software download. The agreement remains in effect until either party terminates the agreement. Either party may terminate the agreement for convenience by giving notice to the other party at least six months before the start the start of the next model year, which is week seventeen, day one of each year. If the agreement is terminated for convenience, the agreement will remain in force until the start of the next model year. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party.

Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd. is an agreement that establishes Polestar Automotive China Distribution Co., Ltd.’s binding commitment to pay for investments made by Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. relating to the production of the Polestar 3 at Volvo Car Corporation’s Chengdu plant. The agreement also sets forth the parties’ intention to enter into another agreement governing the actual production of Polestar vehicles at the Chengdu plant. The agreement remains in force until the parties sign the next production agreement for the Polestar vehicles. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Prior to a certain point specified in the agreement, Polestar Automotive China Distribution Co., Ltd. may terminate the agreement for convenience upon 60 days’ written notice, and Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. may terminate in the event of an unremedied material breach.

Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd. is a service agreement under which Polestar Automotive China Distribution Co. Ltd. purchases Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd.’s IT services to support the production of the Polestar 3 in the Chengdu plant. The agreement provides that Polestar Automotive China Distribution Co. Ltd. will pay Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. a monthly service charge based on the actual hours required to perform the services. The hourly rates take into account the full cost incurred plus an arm’s length mark-up, and such hourly rates are determined by Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. annually. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. The Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. largely mirrors the previously described agreement but with Volvo Car Corporation acting as the service provider.

Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB is an agreement relating to the planned production of

Polestar 3 vehicles in Volvo Car Corporation’s South Carolina, USA plant. The agreement imposes a binding commitment on Polestar Performance AB to fund certain investments, relating to common equipment, for example, necessary to manufacture and assemble Polestar 3 vehicles at the South Carolina plant and confirms both parties’ intention to enter into a more robust agreement governing production no later than one year before such production’s planned start. The agreement provides that the general principle to be applied to the pricing of such vehicle production will be one of actual cost plus a mark-up. The agreement terminates when the more detailed production agreement is signed. In addition, either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to terminate the agreement for convenience upon 60 days’ written notice. The Financial Undertaking Agreement— Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB largely mirrors the previously described agreement but instead imposes investment commitments on Polestar Performance AB relating to Polestar 3 unique equipment (rather than common equipment that is used in the production of both Volvo’s and Polestar’s vehicles).

Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation will provide design services for a new Polestar vehicle. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on the actual hours required to perform the services. The hourly rates take into account the full cost incurred plus an arm’s length mark-up, and such hourly rates are determined by Volvo Car Corporation annually. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement.

Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation will provide complete design services (i.e., from the concept phase until the start of production) for a new Polestar vehicle. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on the actual hours required to perform the services. The hourly rates take into account the full cost incurred plus an arm’s length mark-up, and such hourly rates are determined by Volvo Car Corporation annually. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement.

Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB is a service agreement under which Ningbo Geely Automobile Research & Development Co., Ltd. provides research and development services to Polestar Performance AB for the concept phase of the development of a new Polestar vehicle. The agreement provides that Polestar Performance AB will pay Ningbo Geely Automobile Research & Development Co., Ltd. a fixed price service charge, for which Polestar Performance AB has paid two out of the three total installments. This fixed price is based on an estimate of the hours and resources required to perform the services. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement.

Service Agreement, dated as of January 28, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with customer care, consumer and care services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account operations costs, implementation costs, development costs and central administrative costs. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 12 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation.

Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with technical support to dealers or workshops who are repairing, maintaining and/or servicing Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account a base price (the full cost of the forecasted number of hours multiplied by the hourly rate) and an excess case price (the cost per case over and above the capacity of the number of forecasted hours covered by the base price charge). The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon six months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Cars.

Service Agreement, dated as of May 11, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement governing Polestar Performance AB’s usage of Volvo Car Performance Academy (Volvo’s learning management system) to manage Polestar’s technical training in the markets. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account the following cost categories: technical support, system hosting, administrative support, system enhancement, global commercial team support and share of historical development costs. The costs charged to Polestar Performance AB are in part based on Polestar Performance AB’s market representation share as determined in accordance with the agreement. In addition, hourly rates that are used to calculate the service charges are determined annually by Volvo Car Corporation and take into account the full cost incurred plus an arm’s length mark-up. The agreement remains in force until December 31, 2022. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Volvo Car Corporation may terminate the agreement for convenience upon 90 days’ written notice. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation and may cancel the services performed for convenience upon 90 days’ written notice. Further, if the Volvo Cars Performance Academy agreement between Volvo Car Corporation and its supplier of the Volvo Cars Performance Academy terminates, the service agreement is automatically terminated.

Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB is a service agreement under which Volvo Bil i Göteborg AB personnel provides support in operating Polestar Performance AB’s Damage Repair European Centre and repairing Polestar 1 vehicles. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge taking into account an hourly work rate (which varies depending on the type of activity performed) and the amount of time worked. The hourly rates and material cost used to calculate the service charges are determined by Volvo Bil i Göteborg AB on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement.

License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB is a license agreement under which Volvo Car Corporation will develop and license to Polestar Performance AB a digital platform to be used for making vehicle repair and maintenance information available for independent operators (the “GOLD Platform”). The license fee is determined by Volvo Car Corporation on an annual basis and is based on the activities performed when Volvo Car Corporation develops project results. The license fee should equal 50% of the actual development cost, which take into account the full cost incurred plus an arm’s length mark-up. The agreement remains in force during the validity of the license period granted to Polestar Performance AB thereunder. Neither party may unilaterally terminate the agreement for convenience, however, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has immediate termination rights with respect to certain not insignificant breaches by Volvo Car Corporation.

Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with various operation and maintenance services related to the GOLD Platform. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on Polestar Performance AB’s share of actual hours required for the services to be performed by Volvo Car Corporation. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has certain service cancelation rights and has an immediate termination right with respect to certain breaches by Volvo Car Corporation.

Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with outbound logistics services via the use of Volvo Car Corporation’s existing vehicle distribution network. The agreement is one of six agreements that the parties have agreed to enter into relating to such outbound logistics services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account the estimated hours and other costs for the services to be performed. The service charges are updated each new calendar year based on changes in required resources, costs and forecasted volumes. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 12 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation.

Service Agreement, dated as of January 19, 2020, between Volvo Car UK Limited and Polestar Performance AB is a service agreement under which Volvo Car UK Limited provides Polestar Performance AB with certain services pertaining to customs clearance and duty declarations relating to the import of Polestar vehicles into the United Kingdom. The agreement provides that Polestar Performance AB will pay Volvo Car UK Limited a monthly service charge based on the actual cost for external resources and actual hours worked by Volvo Car UK Limited’s staff required for the services to be carried out. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car UK Limited on an annual basis. Polestar Performance AB is also responsible for the cost for the services provided by the customs broker. The agreement remains in effect until terminated by at least one party in accordance with the agreement. Either party may terminate the agreement for convenience upon 90 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car UK Limited.

European CO2 Emission Credit Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB is an agreement under which Volvo Car Corporation agreed to pay Polestar Performance AB an amount equal to approximately 33% of the carbon credits attributable to Volvo Cars under an Open Pool Commercial Agreement, dated as of October 29, 2020, between Volvo Car Corporation and Ford Werke GmbH. The payment reflects the proportion of carbon credits attributable to Volvo Cars under the Open Pool Commercial Agreement that are, in turn, attributable to Polestar vehicles and is based on the number of Polestar vehicles registered during the period, the average specific emission and the specific emissions target for those vehicles.

Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd is a supply and license agreement under which Volvo Car Distribution (Shanghai) Co., Ltd distributes the aftermarket parts and accessories of Polestar Automotive China Distribution Co., Ltd in China. Under this agreement, Polestar Automotive China Distribution Co., Ltd also grants Volvo Car Distribution (Shanghai) Co., Ltd certain licensing rights with respect to Polestar Automotive China Distribution Co., Ltd’s intellectual property in China. The agreement provides that Volvo Car Distribution (Shanghai) Co., Ltd will pay a monthly license fee to Polestar Automotive China Distribution Co., Ltd, and this license fee will be set at a rate that enables Volvo Car Distribution (Shanghai) Co., Ltd to receive an arm’s length compensation for its services. If the “Parts Profit” is less than the “Distribution Profit” (each as defined in the agreement), Polestar Automotive China Distribution Co., Ltd must pay Volvo Car Distribution (Shanghai) Co., Ltd for the shortfall. The license fee is determined in accordance with the provisions of the agreement and is subject to adjustment. The agreement remains in effect until terminated by either party. Either party may terminate the agreement for convenience with 18 months’ written notice to the other. Further, the agreement may terminate within 30 days of written notice for a material breach or immediately upon the insolvency of the other party.

Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd. is a service agreement under which Volvo Car Corporation provides maintenance and procurement services related to the Polestar 2 at the Luqiao plant. The agreement provides that Polestar Automotive China Distribution., Ltd. will pay Volvo Car Corporation a monthly service charge based on the actual hours worked charged at an hourly rate. This hourly rate takes into account the full cost incurred plus a mark-up, and it is determined annually by Volvo Car Corporation. The agreement remains in effect until the services are completed. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate the agreement within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution., Ltd. may cancel the services performed under the agreement upon 30 days’ written notice and has additional immediate termination rights with respect to certain breaches by Volvo Car Corporation as described in the agreement.

Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd., is a service agreement under which Volvo Cars Technology (Shanghai) Co., Ltd. provides procurement and management services to Polestar Automotive China Distribution Co., Ltd. related to the Polestar 2 at the Luqiao plant. The agreement provides that Polestar Automotive China Distribution Co., Ltd. will pay Volvo Cars Technology (Shanghai) Co., Ltd. a monthly service charge based on the actual hours worked charged at an hourly rate. This hourly rate takes into account the full cost incurred plus a mark-up, and it is determined annually by Volvo Cars Technology (Shanghai) Co., Ltd. The agreement remains in effect until the services are completed. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate the agreement within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co., Ltd. may cancel the services performed under the agreement upon 30 days’ written notice and has additional immediate termination rights with respect to certain breaches by Volvo Cars Technology (Shanghai) Co., Ltd. as described in the agreement.

Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd. is a service agreement under which Volvo Car Corporation provides commercial purchasing and end-of-production services, amongst other things, to Polestar New Energy Vehicle Co. Ltd. The agreement provides that Polestar New Energy Vehicle Co. Ltd. will pay Volvo Car Corporation a monthly service charge based on the actual hours worked charged at an hourly rate. This hourly rate takes into account the full cost incurred plus a mark-up, and it is determined annually by Volvo Car Corporation. The agreement remains in effect until the services are completed. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate the agreement within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar New Energy Vehicle Co. Ltd. may cancel the services performed under the agreement upon 30 days’ written notice and has additional immediate termination rights with respect to certain breaches by Volvo Car Corporation as described in the agreement. The Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd. largely mirrors the Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd. but with Volvo Cars Technology (Shanghai) Co., Ltd. acting as the service provider under the agreement.

Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution, Ltd., and the Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd. are agreements governing the procurement of services and the sustainability evaluation for Polestar branded vehicles. For providing such services, the Volvo entities are paid a monthly service charge based on the actual hours worked charged at an hourly rate. These agreements remain in full force and effect until the services are completed. The agreements may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar is entitled to cancel the services performed by Volvo Cars for convenience upon 30 days written notice to Volvo Cars, and both parties to each agreement are entitled to terminate such agreement for convenience upon 60 days’ written notice to the other party.

Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days’ written notice to Ningbo Geely Automobile Research & Development Co., Ltd.

Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd. is an agreement relating to Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.’s provision to Polestar Automotive China Distribution Co., Ltd. of manufacturing services. The parties also commit to making certain investments under the agreement. The agreement remains in full force until the agreed fees are paid and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.

Unique Vendor Tooling Agreement, dated as of December 23, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Geely Automobile Research & Development Co., Ltd. is an agreement governing the purchase and sale of Polestar Unique vendor tooling from Geely for Polestar. Polestar Automotive China Distribution Co., Ltd. pays Ningbo Geely Automobile Research & Development Co., Ltd. for each unique vendor tooling as the actual costs occur. This agreement remains in force and effect until Polestar Automotive China Distribution Co., Ltd. has paid the full price for the purchase of the vendor tooling. The agreement may be terminated within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.

Technology License Agreement, dated as of March 4, 2022, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB, and the Technology License Agreement, effective as of

March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd. are agreements governing the license of technology for Polestar branded vehicles. These agreements remain in force and effect during the validity of the licensed intellectual property included in the license granted under the agreement. The agreements may be terminated within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.

Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive China Distribution Co., Ltd. is an agreement governing the license of technology for Polestar branded vehicles. Polestar Automotive China Distribution Co., Ltd pays Zhejiang Zeekr Automobile Research and Development Co., Ltd a licensing fee under the agreement. This agreement remains in force and effect during the validity of the licensed intellectual property included in the license granted under the agreement. The agreement may be terminated within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.

Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Performance AB is an agreement governing the license of technology for Polestar branded vehicles. Polestar Automotive China Distribution Co., Ltd pays Zhejiang Zeekr Automobile Research and Development Co., Ltd a licensing fee under the agreement. This agreement remains in force and effect during the validity of the licensed intellectual property included in the license granted under the agreement. The agreement may be terminated within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.

Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (ROW), dated as of January 1, 2020, between Polestar Performance AB and Volvo Car Corporation, is a supply and license agreement under which Volvo Car Corporation distributes the aftermarket parts and accessories of Polestar Performance AB throughout the world, besides in China. Under this agreement, Polestar Performance AB also grants Volvo Car Corporation certain licensing rights with respect to Polestar Performance AB’s intellectual property. The agreement provides that Volvo Car Corporation will pay a monthly license fee to Polestar Performance AB, and this license fee will be set at a rate that enables Volvo Car Corporation to receive an arm’s length compensation for its services. If the “Parts Profit” for a month is less than the “Distribution Profit” (each as defined in the agreement), Polestar Performance AB must pay Volvo Car Corporation for the shortfall. The agreement remains in effect until terminated by either party. Either party may terminate the agreement for convenience with 18 months’ written notice to the other. Further, either party may terminate the agreement within 30 days of written notice for a material breach or immediately upon the insolvency of the other party.

New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited, is an agreement under which Volvo Car Financial Services UK Limited has agreed to make a standing offer to sell Floorplan Vehicles to Polestar Automotive UK Limited, and Polestar has agreed to purchase such Floorplan Vehicles. Under the agreement, Polestar may display Floorplan Vehicles for sale via the internet or in its premises or those premises operated by third party entities approved by and acting for or on behalf of Polestar for the purpose of marketing and in return, Polestar has agreed to pay certain charges to Volvo. The agreement may be terminated by either party at any time with written notice to the other party.

Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc. is an agreement governing the outbound logistics through the utilization of Volvo Cars USA LLC’s existing vehicle distribution process. Under the agreement, Polestar pays Volvo for the estimated hours of work performed and other costs incurred by Volvo. The agreement remains in full force and effect until the services are completed and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.

Finance Cooperation Agreement, dated as of May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited Automotive UK LTD. Under this agreement, Volvo Car Financial Services UK Limited (i) provides financing to Polestar Automotive UK LTD to enable Polestar Automotive UK LTD to purchase Polestar vehicles, (ii) markets and sells retail finance arrangements to customers in accordance with the terms of the agreement and (iii) agrees to develop and operate a technical infrastructure to be used to market and sell such financial arrangements. Should Polestar Automotive UK LTD be interested in additional financing services not included in the “Services” (as defined in the agreement), it promises to use its best endeavors to engage Volvo Car Financial Services UK Limited as their financial partner for such services. The agreement continues in effect until the third anniversary of when the Services commenced. After such initial term, the agreement automatically continues in effect for subsequent terms of 36 months unless one of the parties provides a written termination notice to the other at least six months prior to the expiration of the original term or any subsequent 36 month extension term. In addition, Polestar Automotive UK LTD and Volvo Car Financial Services UK Limited each have certain termination rights as described in the agreement. Further, if certain severe market disruptions occur, Volvo Car Financial Services UK Limited has the right to unilaterally revise any of the commercial terms of the agreement. Volvo Car Financial Services UK Limited also has the right to revise the commercial terms of the agreement once every 12 months should a “Trigger Event” (as defined in the agreement) occur.

Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated as of June 14, 2021, between Polestar Performance AB and Volvo Car Financial Services UK Limited. Under this deed, Polestar Performance AB (i) guarantees to Volvo Car Financial Services UK Limited timely performance by Polestar Automotive UK Limited of all of the “Guaranteed Obligations” (as defined in the agreement), (ii) promises to immediately pay any amount due should Polestar Automotive UK Limited not pay any Guaranteed Obligation and (iii) promises to indemnify Volvo Car Financial Services UK Limited in certain circumstances. There is no limit on the amount recoverable by Volvo Car Financial Services UK Limited from Polestar Performance AB under the deed, and the deed is a continuing guarantee. Polestar Performance AB can terminate the deed at any time by giving at least three months’ written notice specifying the termination date to Volvo Car Financial Services UK Limited, though Polestar Performance AB has certain continuing liabilities under the deed.

Cooperation Agreement, dated as of April 1, 2020, between Polestar Automotive China Distribution Co., Ltd. and Hangzhou Easybao Technology Co., Ltd. is a cooperation agreement under which Hangzhou Easybao Technology Co., Ltd. provides technical support to Polestar Automotive China Distribution Co., Ltd. for Polestar Automotive China Distribution Co., Ltd. to connect with the IT system of the insurance company and improve the processing capacity of Polestar Automotive China Distribution Co., Ltd.’s online business. The services Hangzhou Easybao Technology Co., Ltd. provides under this agreement enable Polestar Automotive China Distribution Co., Ltd.’s clients to purchase insurance products online through Polestar Automotive China Distribution Co., Ltd.’s app. Hangzhou also agrees to operate and maintain the online insurance purchase process under this agreement and to provide necessary training requested by Polestar Automotive China Distribution Co., Ltd. In exchange for Hangzhou Easybao Technology Co., Ltd.’s services, Polestar Automotive China Distribution Co., Ltd. facilitates Hangzhou Easybao Technology Co., Ltd.’s collection of fees from Polestar Automotive China Distribution Co., Ltd.’s cooperative insurance company. The fee is paid per insurance policy at a set rate and excludes traffic compulsory insurance. If the annual total amount collected by Hangzhou Easybao Technology Co., Ltd. is less than the annual total amount specified in the agreement, then Polestar Automotive China Distribution Co., Ltd. must pay that difference to Hangzhou Easybao Technology Co., Ltd. If the cooperative insurance company does not pay the fee, then Hangzhou Easybao Technology Co., Ltd. may suspend this agreement and recover certain costs from Polestar Automotive China Distribution Co., Ltd. Polestar Automotive China Distribution Co., Ltd. has certain rights to terminate or rescind the agreement. The agreement terminates on December 31, 2022, though the parties are obligated to discuss the possible extension of the agreement’s term.

Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd. is an agreement under which Genius Auto Finance Co., Ltd. provides finance services to Polestar Automotive China Distribution Co., Ltd., including retail finance to end customers in order to assist them with buying vehicles from Polestar, among other things. Genius Auto Finance Co., Ltd. helps to make retail finance credit available to end customers, offers competitive rates and terms for such customers and provides Polestar a service fee as compensation for the services Polestar provides to them, such as explaining the retail finance to customers, assisting with collecting application documents from customers and reviewing such documents. The Finance Cooperation Agreement continues for an initial term of three years, after which it continues unless terminated by either party with at least six months’ prior written notice.

The Framework Agreement on Import and Export of Polestar Vehicles between Volvo Car Corporate and Polestar Performance AB, dated June 21, 2022, establishes the framework for import of Polestar vehicles into the United States by Volvo Cars. The Volvo Cars entity will purchase Polestar vehicles from Polestar and resell those vehicles to the Polestar distributor. In calculating the sales price of Polestar vehicles to Volvo Cars, the Volvo Cars purchase price will include the amount of duties refunded to the Volvo Cars under the US duty drawback regulations. This Agreement will continue until claims for duty drawback have been made on all eligible Polestar vehicles.

The sale of Polestar vehicles to Volvo Cars is set forth in the Importer Agreement between Polestar Performance AB and Volvo Cars LLC, dated June 21, 2022, which provides that the purchase price will be calculated on an arms-length basis as set forth therein applying a transactional net margin method and apply the Berry Ratio that would be achieved by comparable unrelated agreements among third parties performing the same function. The agreement will remain in force until December 31, 2023.

Sale and Purchase Agreement between Volvo Car USA LLC and Polestar Automotive USA LLC, dated June 21, 2022, provides for the sale of Polestar vehicles imported by Volvo Cars to Polestar for sale in the United States. The agreement will remain in force until December 31, 2023.

Declarations of Intent by Snita and PSD Investment Limited

On March 3, 2022, Snita and PSD Investment Limited each executed a Declaration of Intent. These Declarations of Intent are substantially identical and set forth the parties’ intention to subscribe for their pro rata share of equity or equity linked securities issued by the Company in the event of any offering of such securities by the Company until March 31, 2024. The Declarations of Intent also provide that (i) Polestar will actively seek appropriate debt financing and engage in raising capital from the market and (ii) to the extent either Snita and/or PSD Investment Limited decide to make such investments, those investments will be made on market terms and conditions substantially identical to, or better than, those offered to third party investors and will be subject to all necessary corporate and/or regulatory approvals of Snita, Volvo Cars and/or PSD Investment Limited, as the case may be. The Declaration of Intent also states that any investment made by either Snita or PSD Investment Limited will not result in its direct and indirect aggregated beneficial interest in the issued and outstanding share capital of the Company or its share of votes in the Company exceeding 49.5%.

Indemnification Under Articles of Incorporation; Indemnification Agreements

To the extent permitted by the Companies Act and the Polestar Articles, the Company is empowered to indemnify its directors and officers, as well as members of Polestar Group’s senior management against liabilities in connection with their service at Polestar. The Company has also entered into indemnification agreements with its directors and officers, as well as members of Polestar Group’s senior management.

These agreements, among other things, require the Company to indemnify such directors, officers and members of Polestar Group’s senior management for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director, officer or member of Polestar Group’s senior management in any action or proceeding arising out of their services in the Polestar Group. The Company plans to maintain an insurance policy pursuant to which such persons will also be insured against liability for actions taken in their respective capacities.

The Company believes that the indemnification of directors, officers and members of Polestar Group’s senior management is necessary to attract and retain qualified persons. Insofar as such indemnification for liabilities arising under the Securities Act may be permitted to such individuals or control persons in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements of the Company are set forth in “Item 18. Financial Statements” of this Report.

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report and, if not defined in this Report, in Polestar’s Registration Statement on Form F-4 (File No. 333-260992) filed with the SEC on May 23, 2022.

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 combines the historical consolidated statement of financial position of Parent and the historical balance sheet of GGI on a pro forma basis as if the Business Combination had been consummated and the Warrant Amendment Proposal had been approved on December 31, 2021.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, combines the historical consolidated statement of operations of Parent and GGI for such periods on a pro forma basis as if the Business Combination and related transactions had been consummated and the Warrant Amendment Proposal had been approved on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Polestar will experience. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Polestar. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent Polestar management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to differ materially from the information presented as additional information becomes available and analyses are performed. Polestar management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to Polestar management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

This information should be read together with the following:

•	Polestar Automotive Holding Limited’s audited financial statements and related notes as of December 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019;

•	Item 5 “Operating and Financial Review and Prospects”;

•

GGI’s audited financial statements and related notes as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from December 21, 2020 (inception) through December 31, 2020; and

•

“GGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” as included in Polestar’s Registration Statement as filed with the SEC on Form F-4 (File No. 333-260992) on May 23, 2022 and other financial information included elsewhere in this Report.

Description of the Business Combination

On September 27, 2021, GGI entered into the Business Combination Agreement with Parent, Polestar Singapore, Polestar Sweden, the Company and Merger Sub. Pursuant to the Business Combination Agreement and in connection therewith, among other things and subject to the terms and conditions contained therein:

•	in connection with the Merger, prior to the Closing, Parent, the Company, Polestar Singapore, Polestar Sweden and their respective subsidiaries, completed the Pre-Closing Reorganization;

•

as consideration for the Pre-Closing Reorganization, the Company issued to Parent Class A Shares and Class B Shares, such that, following the Pre-Closing Reorganization, Parent held an aggregate number of Shares equal to approximately (a) $20,003,000,000 divided by $10, less (b) (i) the aggregate principal amount due in respect the Parent Convertible Notes, divided by (ii) the applicable conversion price of such notes, less (c) 58,882,610, which represents the aggregate number of Preference Shares issued pursuant to the Volvo Cars Preference Subscription Agreement;

•

following the Pre-Closing Reorganization at the Closing, Merger Sub merged with and into GGI in the Merger, pursuant to which the separate corporate existence of Merger Sub ceased and GGI became a wholly owned subsidiary of ListCo;

•	at the Effective Time and by virtue of the Merger:

•

any units of GGI that were outstanding immediately prior to the Effective Time held by GGI stockholders were automatically separated and the holder thereof was deemed to hold one share of GGI Class A Common Stock and one-fifth of a GGI Public Warrant, which underlying securities were converted as described below;

•	each share of GGI Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than those held in treasury, were exchanged for one Class A ADS;

•	each share of GGI Class F Common Stock issued and outstanding immediately prior to the Effective Time, other than those held in treasury, were exchanged for one newly issued Class A ADS; and

•	all GGI Common Stock held in treasury were canceled and extinguished without consideration;

•

GGI and Computershare entered into the Class C Warrant Amendment. The Class C Warrant Amendment amended the SPAC Warrant Agreement. Pursuant to the Class C Warrant Amendment, (i) each GGI Public Warrant was automatically cancelled and extinguished and converted into the right to receive one Class C-1 ADS representing one Class C-1 Share representing the right to acquire one Class A ADS (or one Class A Share if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $11.50 per Class C-1 ADS, subject to adjustment, terms and limitations as described in the Polestar Articles, (ii) each GGI Private Placement Warrant was automatically cancelled and extinguished and converted into the right to receive one Class C-2 ADS representing one Class C-2 Share representing the right to acquire one Class A ADS (or one Class A Share if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $11.50 per Class C-2 ADS, subject to adjustment, terms and limitations described in the Polestar Articles and (iii) the SPAC Warrant Agreement was terminated, in the case of each of clauses (i), (ii) and (iii) above, subject to the terms and conditions set forth therein;

•

the Company adopted the Polestar Articles, to provide for, among other things, that (i) the initial Board includes nine directors, each serving staggered three-year terms, (ii) for a period of three years following the Closing, a majority of the Board will be (a) independent under applicable stock exchange rules and (b) unaffiliated with the Volvo Cars or Geely and (iii) for a period of three years following the Closing, except as required by applicable law, the Board may not convene a general meeting which proposes a resolution to remove an independent director unless a majority of the directors (including at least two independent directors) approve of such resolution and following any such removal, a majority of the directors (including at least two independent directors) must approve the appointment of any new independent director to fill the vacancy;

•	Parent, Parent Shareholders, the Company, the GGI Sponsor and the independent directors of GGI entered into the Registration Rights Agreement;

•

prior to the Closing (but after the completion of the Pre-Closing Reorganization), the Company and Parent approved and adopted the Equity Plan and the Employee Stock Purchase Plan, which reserve 10,000,000 Class A ADSs and 2,000,000 Class A ADSs for issuance at Closing, respectively. Two kinds of programs will be adopted under the Equity Plan: “At Listing” (Exceptional) awards and “Post Listing” awards. The “At Listing” awards are a one-time issuance of restricted shares of Class A common stock in a value equal to a certain percentage of the awardee’s base salary. The “Post-Listing” award is an annual issuance of restricted shares and performance shares of Class A common stock equal to a certain percentage of the awardee’s base salary, depending on the awardee’s position at the Company, with a three-year vesting period. The grant date of these awards is after the 60 day quiet period has ended; and

•

in addition to the above, certain equity programs will be adopted for the Company: a Bonus Shares program and awards of RSUs and PSUs, each of which will be implemented under the Equity Plan, and a Share Purchase and Matching program, which will be implemented under the Employee Stock Purchase Plan. The Bonus Shares program is mandatory for all employees in the relevant jurisdictions and includes a one-time issuance of Class A ADSs in a value equal to 4% of the awardee’s base salary, subject to vesting. Grants of RSUs and PSUs will be made to certain employees of the Company as selected by the Board. It is presently anticipated that eligible Polestar employees will receive an award of RSUs in recognition of Polestar’s successful listing, which RSUs will vest based on continued service through the second anniversary of the Closing. In addition, Polestar anticipates implementing a long-term incentive program providing for annual grants of equity-based awards vesting over three years, consisting of awards of (i) 100% PSUs to be granted to Polestar’s executive management team, and (ii) awards of 50% RSUs and 50% PSUs to be granted to other eligible Polestar employees, with such RSUs to vest solely based on continued service and such PSUs to vest based on achievement of certain Polestar performance metrics and continued service. The Share Purchase and Matching program includes an annual share matching program whereby the awardee is offered the opportunity to invest up to 1% of their base compensation on a recurring basis and receive a match in the form of Class A ADSs in equal value for free, subject to satisfaction of a one-year holding period for the corresponding purchased shares. Similar to the above, no awards will be granted until after the 60 day quiet period has ended.

In addition and in connection with the foregoing,

•

pursuant to the Registration Rights Agreement, the Registration Rights Holders and their permitted transferees are entitled to registration rights in respect of certain Company securities and ADSs at the Closing;

•

pursuant to the Shareholder Acknowledgement Agreement, that Parent and the Parent Shareholders have undertaken that (i) the initial Board includes nine directors, a majority of whom will be independent directors, (ii) for a period of three years following the Closing, Parent and the Parent Shareholders will not vote in favor of the removal any independent directors of the Company unless at least two independent directors vote in favor of such removal, (iii) for a period of three years following the Closing, Parent and the Parent Shareholders will not require the Company to convene a general meeting for the purpose of removing an independent director and (iv) for three years following the Closing, Parent and the Parent Shareholders will not vote in favor of any amendment to the Polestar Articles relating to the composition of the Board or the appointment or removal of the Company’s directors. The GGI Sponsor will have third party beneficiary rights to enforce the aforementioned undertakings;

•

pursuant to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, each GGI Initial Stockholder has, among other things, agreed to (i) vote their GGI Class F Common Stock in favor of the proposal to approve the Business Combination and any other proposals for the Stockholder Special Meeting, and against any alternative business combination, (ii) waive all adjustments to the conversion ratio set forth in the Current GGI Certificate with respect to the GGI Class F Common Stock, (iii) be bound by certain transfer restrictions with respect to their GGI Common Stock, GGI Public Warrants and GGI Private Placement Warrants, and (iv) not transfer any Class A ADSs issued pursuant to the Business Combination Agreement during the period beginning on the date of Closing and ending 180 days following the date of the Closing, in each case subject to the terms and conditions set forth therein. In addition, the GGI Sponsor has agreed to the forfeiture of up to 1,540,835 shares of GGI Class F Common Stock;

•

pursuant to the Parent Lock-Up Agreement, each Parent Shareholder has, subject to certain exceptions, among other things, agreed not to transfer any equity security of the Company issued to them pursuant to the Business Combination Agreement or other transaction documents contemplated by the Business Combination Agreement during the period commencing the date of Closing and ending 180 days following the date of the Closing, in each case subject to the terms and conditions set forth therein;

•

pursuant to the Initial PIPE Subscription Agreements, the Initial PIPE Investors purchased an aggregate of approximately 7.43 million Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share in a private placement, for an aggregate amount of approximately $67.5 million. In connection with the December PIPE Assignment, on December 17, 2021, GGI and the Company entered into the December PIPE Subscription Agreements to assign a portion of the GGI Sponsor and Snita commitments, as applicable, to purchase Class A ADSs to the December PIPE Investors, which include certain affiliates and employees of the GGI Sponsor. Pursuant to the December PIPE Subscription Agreements, the December PIPE Investors purchased 14.3 million Class A Shares in the form of Class A ADSs for an average price of approximately $9.54 per Class A ADS, reflecting an aggregate investment amount of approximately $136.0 million. In connection with the March PIPE Assignment on March 24, 2022, GGI and the Company entered into the March PIPE Subscription Agreements to assign a portion of the GGI Sponsor and Snita commitments, as applicable, to purchase Class A ADSs to the March PIPE Investors, which include certain affiliates and employees of the GGI

Sponsor. Pursuant to the March PIPE Subscription Agreements, the March PIPE Investors purchased approximately 2.8 million Class A ADSs for an average price of approximately $9.57 per Class A ADSs, reflecting an aggregate investment of approximately $27.2 million. The December PIPE Subscription Agreements and March PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, except with regard to purchase price. As a result of the December PIPE Assignment and the March PIPE Assignment, the PIPE Investors, which include certain affiliates and employees of the GGI Sponsor have subscribed for an aggregate investment of $230.7 million. Pursuant to the PIPE Subscription Agreements, the Company agreed to file with the SEC (at the Company’s sole cost and expense), within 30 calendar days after the date of Closing, the Resale Registration Statement registrering the resale of the PIPE Shares, and to use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof;

•

pursuant to the Sponsor Subscription Agreement, the GGI Sponsor initially agreed to purchase an additional 9,075,908 Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share on the date of Closing, for an aggregate investment of approximately $82.5 million. Pursuant to the Sponsor Subscription Agreement, the GGI Sponsor had the right to assign its commitment to purchase the Class A ADSs under the Sponsor Subscription Agreement in advance of the Closing. In connection with the December Sponsor Assignment on December 17, 2021, (i) the GGI Sponsor assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $63.0 million to the December PIPE Investors and (ii) GGI, the Company and the GGI Sponsor amended and restated the Sponsor Subscription Agreement to reflect the December Sponsor Assignment. In connection with the March Sponsor Assignment on March 24, 2022, (i) the GGI Sponsor further assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $11.4 million to certain investors and (ii) GGI, the Company and the GGI Sponsor amended the Sponsor Subscription Agreement to reflect the March Sponsor Assignment. As a result, pursuant to the Sponsor Subscription Agreement, an affiliate of Sponsor purchased approximately 891,000 Class A ADSs for a purchase price of approximately $9.09 per Class A ADS on the date of Closing, for an aggregate investment of approximately $8.1 million. The Sponsor Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except that the GGI Sponsor had the right to assign its commitment to acquire the Class A ADSs to be purchased under the Sponsor Subscription Agreement in advance of the Closing;

•

pursuant to the Volvo Cars PIPE Subscription Agreement, Snita initially agreed to purchase an additional 10.0 million Class A Shares in the form of Class A ADS for a purchase price of $10.00 per share on the date of Closing, for an aggregate investment amount equal to approximately $100.0 million. Pursuant to the Volvo Cars Subscription Agreement, Snita had the right to assign its commitment to purchase the Class A ADSs under the Volvo Cars Subscription Agreement in advance of the Closing. In connection with the December Volvo Assignment on December 17, 2021, (i) Snita assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $73.0 million to purchase the Class A ADSs to the December PIPE Investors and (ii) GGI, the Company and Snita amended and restated the Volvo Car Subscription Agreement to reflect the December Volvo Assignment. In connection with the March Volvo Assignment on March 24, 2022, (i) Snita further assigned a portion of its commitment to purchase Class A ADSs, in an aggregate investment amount equaling approximately $15.8 million to certain investors and (ii) GGI, the Company and Snita amended the Volvo Cars Subscription Agreement to reflect the March Volvo Assignment. As a result, pursuant to the Volvo Cars Subscription Agreement, Snita purchased approximately 1.1 million Class A ADSs for a purchase price of $10 per Class A ADS on the date of Closing, for an aggregate investment of approximately $11.2 million. The Volvo Cars Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except with regard to purchase price; and

•	pursuant to the Volvo Cars Preference Subscription Agreement, Snita purchased Preference Shares for an aggregate subscription price of $10 per share, for an aggregate investment amount equal to

$588,826,100. The proceeds of such subscription will be used to satisfy certain accounts payable that are or will be due and payable by certain subsidiaries of Parent to Volvo Cars. The Preference Shares converted into Class A ADS at Closing, in accordance with, and subject to, the terms of the Preference Shares.

As a result of the Business Combination, Polestar Automotive Holding Limited’s subsidiaries and GGI became direct wholly owned subsidiaries of the Company and each of the shareholders of Polestar Group and the GGI stockholders own all the issued and outstanding shares of the Company.

For more information on the Business Combination, please see the sections titled “Explanatory Note” and Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Accounting for the Business Combination

The Business Combination is accounted for as a capital restructuring in accordance with IFRS. Under this method of accounting, GGI is treated as the “acquired” company for financial reporting purposes, and Polestar Group is the accounting acquirer. This determination was based on evaluation of the following facts and circumstances:

•	Parent Shareholders have the largest voting interest in the Company with approximately 99% of the voting interest;

•

the Board has four members nominated by Parent, compared to only one nominated by the GGI Sponsor. Additionally, Parent has the ability to appoint the remaining members of the Board as deemed necessary;

•	Parent’s senior management is the senior management of the Company;

•	Polestar Group operations substantially comprises the ongoing operations of the Company; and

•	Polestar Group is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 Business Combinations as GGI does not meet the definition of a “business,” is accounted for within the scope of IFRS 2 Share-based Payment. For accounting purposes, the transaction is treated as the equivalent of Parent issuing shares for the net assets of GGI, accompanied by a recapitalization. The net assets of GGI are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess fair value of Shares issued over the fair value of GGI’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

Pursuant to GGI’s existing charter, GGI’s public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, GGI Class A Common Stock held by them for cash equal to their pro rata share of the aggregate amount on deposit in the trust account of GGI that holds the proceeds from GGI’s initial public offering consummated on March 25, 2021 (the “Trust Account”). The unaudited pro forma condensed combined financial information reflects the actual redemption of 16,265,203 shares of GGI Class A Common Stock into cash at a price of $10.00 per share.

The following summarizes the number of Shares outstanding upon closing of the transaction:

Shareholders	Ownership in shares	Equity %	Voting %
GGI Public Stockholders	63,734,797	3.0%	0.4%
GGI Initial Stockholders, including Sponsor Subscription Shares and Founder Shares	18,459,165	0.9%	0.1%
Parent Convertible Note Holders	4,306,466	0.2%	0.1%
Third Party PIPE Investors	25,423,445	1.2%	0.1%
Parent Shareholders	1,997,110,924	94.7%	99.3%

	2,109,034,797	100%	100%

1)

The above calculation excludes 158,177,609 Earn Out Shares, 9,000,000 Class C Shares issued to GGI Private Placement warrant holders, 470,790 vested shares pursuant with the Equity Plan and Employee Stock Purchase Plan and 250,000 vested shares under a consulting services agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL

POSITION AS OF DECEMBER 31, 2021

(in thousands of USD, except for per share information)	Polestar Automotive Holding Limited	Gores Guggenheim (After Reclassification - Note 2)	Transaction Accounting Adjustments	FN	Pro Forma Combined
Assets
Non-current assets
Intangible assets and goodwill	1,368,356	—	—		1,368,356
Property, plant and equipment	208,193	—	—		208,193
Vehicles under operating lease	120,626	—	—		120,626
Other non-current assets	1,682	—	—		1,682
Deferred tax asset	3,850	—	—		3,850
Investments and cash held in Trust Account		800,056	(800,056)	A	—

Total non-current assets	1,702,707	800,056	(800,056)	—	1,702,707

Current assets
Cash and cash equivalents	756,677	303	800,056	A	1,552,413
			588,826	G
			(83,867)	C
			248,125	D
			(588,826)	G
			(6,050)	I
			(162,831)	B
Marketable securities	1,258	—	—		1,258
Trade receivables	157,753	—	—		157,753
Trade receivables—related parties	14,688	—	—		14,688
Accrued income—related parties	5,103	—	—		5,103
Inventories	545,743	—	—		545,743
Current tax assets	5,562	—	—		5,562
Prepaid assets		1,477	6,050	I	6,050
			(1,477)	I
Other current assets	120,202	—	(28,847)	C	91,355
Total current assets	1,606,986	1,780	771,159		2,379,925

Total assets	3,309,693	801,836	(28,897)		(4,082,632)

Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding (Historical-GGI)		—	—		—
Preferred Stock (the Company)			(588,826)	G	—
			588,826	G
Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized (Historical-GGI)		—	(6)	B	2
			8	E

(in thousands of USD, except for per share information)	Polestar Automotive Holding Limited	Gores Guggenheim (After Reclassification - Note 2)	Transaction Accounting Adjustments	FN	Pro Forma Combined
Share Capital (the Company)—Class A shares			(822)	E	(4,668)
			(589)	G
			(2,949)	F
			(43)	J
			(265)	D
			—	J
Share Capital (the Company)—Class A shares			(16,422)	F	(16,422)
Credit: Share capital (the Company)—Class C-2 Stock			—	H	—
Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 20,000,000 shares issued and outstanding at December 31, 2021 (Historical-GGI)		(2)	2	E	—
Currency translation reserve	16,784				16,784
Share capital	(1,865,909)	—	1,865,909	F	—
Additional paid-in capital		—	(637,163)	B	(3,697,109)
			—	J
			54,428	C
			(247,860)	D
			(358,855)	E
			(588,237)	G
			(1,846,538)	F
			(35,188)	J
			(34,560)	H
			(3,136)	L
Other contributed capital	(35,231)	—	35,231	J	—
Accumulated deficit	1,761,860	131,095	(2,017)	C	3,540,569
			488,745	E
			(129,078)	E
			—
			1,477	I
			—
			3,136	L
			1,285,351	K

Total deficit (equity)	(122,496)	131,093	(169,441)		(160,844)

Class A subject to possible redemption, 80,000,000 shares at December 31, 2021 and 0 shares at December 31, 2020, respectively (at redemption value of $10 per share) (Historical-GGI)		800,000	—		—
Non-current liabilities
Contract liability	(28,922)	—	—		(28,922)
Deferred tax liabilities	(509)	—	—		(509)
Other non-current provisions	(38,711)				(38,711)
Other non-current liabilities	(11,764)	(800,000)	800,000	B	(11,764)
Non-current interest-bearing liabilities—related parties	—	—	—		—

(in thousands of USD, except for per share information)	Polestar Automotive Holding Limited	Gores Guggenheim (After Reclassification - Note 2)	Transaction Accounting Adjustments	FN	Pro Forma Combined
Other non-current interest-bearing liabilities	(66,575)				(66,575)
Deferred underwriting compensation		(28,000)	28,000	C	—
Earn out liability			(1,285,351)	K	(1,285,351)

Total non-current liabilities	(146,481)	(828,000)	(457,351)		(1,431,832)

Current liabilities
Trade payables	(114,296)	—	24,131	C	(90,165)
Trade payables—related parties	(1,427,678)		588,826	G	(838,852)
Accrued expenses—related parties	(315,756)				(315,756)
Advance payments from customers	(36,415)				(36,415)
Current provisions	(44,042)	—	—		(44,042)
Liabilities to credit institutions	(642,338)	—	—		(642,338)
Current tax liabilities	(13,089)	—	—		(13,089)
Interest-bearing current liabilities	(10,283)	—			(10,283)
Interest-bearing current liabilities—related parties	(13,789)				(13,789)
Contract liabilities—revenue related current	(58,368)	—	—		(58,368)
Other current liabilities	(364,662)	—	—		(364,662)
Accrued expenses, formation and offering costs		(6,729)	6,172	C	(557)
State franchise tax accrual		(200)	—		(200)
Public warrants derivative liability (Historical-GGI)		(61,440)	61,440	H	—
Derivative Liability Class C-1 Common Stock			(61,440)	H	(61,440)
Private warrants derivative liability (Historical-GGI)		(34,560)	34,560	H	—
Notes and advances payable—related party		(2,000)	2,000	C	—
					—

Total current liabilities	(3,040,716)	(104,929)	655,689		(2,489,957)

Total liabilities	(3,187,197)	(932,929)	198,338		(3,921,789)

Total equity and liabilities	(3,309,693)	(801,836)	28,897		(4,082,632)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands of USD, except for per share information)	Polestar Automotive Holding Limited	Gores Guggenheim	Transaction Accounting Adjustments	FN	Pro Forma Combined
Revenue	1,337,181	—	—		1,337,181
Cost of sales	(1,336,321)	—	—		(1,336,321)

Gross profit	860	—	—		860
Selling, general and administrative expenses	(714,724)	—			(725,387)
			2,017	R
			(3,136)	M
			(1,008)	N
			(4,809)	P
			(3,727)	Q

(in thousands of USD, except for per share information)	Polestar Automotive Holding Limited	Gores Guggenheim	Transaction Accounting Adjustments	FN	Pro Forma Combined
Research and development expenses	(232,922)	—	—		(232,922)
Professional fees and other expenses		(8,215)			(8,215)
State franchise taxes, other than income tax		(200)	—		(200)
Loss from change in fair value of warrant liability		(72,750)	—		(72,750)
Allocated expense for warrant issuance cost		(832)			(832)
Listing expenses			(488,745)	S	(488,745)
Other operating income and expenses	(48,053)	—			(48,053)
Finance income	32,970	—			32,970
Finance expenses	(45,249)	—	—		(45,249)
Other income—interest income		56			56

Loss before income taxes	(1,007,118)	(81,941)	(499,408)	—	(1,588,467)
Income tax expense	(336)	—	—		(336)

Net loss	(1,007,454)	(81,941)	(499,408)	—	(1,588,803)

Weighted average shares outstanding of Post-Combination Company Class A Shares	229,341,491
Basic and diluted net income (loss) per share	(4.39)	(1.73)
Weighted average basic and diluted shares outstanding of non—redeemable ordinary shares		81,151,581			2,109,755,587
Basic and diluted net loss per share (in U.S. dollars)		(1.73)		O	(0.75)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 assumes that the Business Combination occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 presents the pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis that Polestar Group is the accounting acquirer.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this report:

•	Polestar Automotive Holding Limited’s audited financial statements and related notes as of December 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

•	The audited financial statements of GGI as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from December 21, 2020 (inception) through December 31, 2020.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the Company upon consummation of the Business Combination for illustrative purposes. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, No. 33-10786. Release No. 33-10786 replaces the existing pro forma adjustment criteria and simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Polestar Group elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination.

Polestar Group and GGI have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Company after giving effect to the Business Combination. Polestar Automotive Holding Limited’s management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Polestar Automotive Holding Limited’s management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Polestar Automotive Holding Limited believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to Polestar Automotive Holding Limited’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information excludes the impact of the 12-month single currency, green trade facility entered into on February 28, 2022 and related drawdown on March 24, 2022; as this event is unrelated to the Business Combination. See Note 25—Subsequent Events in Polestar Automotive Holding Limited’s audited financial statements and related notes as of December 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

The unaudited pro forma condensed combined financial information reflects the approval of the Class C Warrant Amendment. The Class C Warrant Amendment amended the SPAC Warrant Agreement where each GGI Public Warrant and GGI Private Placement Warrant was cancelled and extinguished and converted into the right to receive one Class C-1 ADS and one Class C-2 ADS, respectively. The Class C-1 and Class C-2 ADS represent one Class C-1 and C-2 Shares, respectively; and maintain effectively the same terms as the GGI Private Placement Warrants and the GGI Public Warrants, resulting in similar economic benefits to the holder. Refer to the section titled Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Business Combination Related Agreements” for further details.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the historical financial statements and notes thereto of Polestar Automotive Holding Limited and GGI.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments based on the statutory rate in effect for the historical periods presented. Polestar Automotive Holding Limited’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented.

2. U.S. GAAP to IFRS Policy Adjustment

Adjustment to GGI U.S. GAAP to IFRS

The historical financial statements of Polestar Automotive Holding Limited have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the U.S. dollar. The historical financial statements of GGI have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. dollar. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by Polestar Automotive Holding Limited and what will be used by the registrant, the Company.

The adjustment required to convert GGI’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information is presented in the table below:

GGI Balance Sheet as of December 31, 2021 (In thousands of United States Dollars)
	Before conversion	US GAAP to IFRS Conversion	FN	After conversion
ASSETS
Current assets:
Cash and cash equivalents	303	—		303
Prepaid assets	1,477	—		1,477

Total current assets	1,780	—		1,780

Investments and cash held in Trust Account	800,056	—	—	800,056

Total assets	801,836	—		801,836

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses, formation and offering costs	6,729	—	—	6,729
State franchise tax accrual	200	—	—	200
Public warrants derivative liability	61,440	—	—	61,440
Private warrants derivative liability	34,560	—	—	34,560
Notes and advances payable—related party	2,000	—	—	2,000

Total current liabilities	104,929	—		104,929

Deferred underwriting compensation	28,000	—	—	28,000
Other non-current provisions	—	800,000	(1)	800,000

Total Liabilities	132,929	800,000		932,929

Commitments and contingencies
Class A subject to possible redemption, 80,000,000 at December 31, 2021 (at redemption value of $10 per share)	800,000	(800,000)	(1)	—
Stockholders’ equity (deficit):		—	—	—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding	—	—	—	—
Common stock:		—	—
Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized	—	—	—	—
Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 20,000,000 and 0 shares issued and outstanding at December 31, 2021 and December 31, 2020 respectively	2	—	—	2
Additional paid-in capital	—	—	—	—
Accumulated Deficit	(131,095)	—	—	(131,095)
Total stockholders’ equity (deficit)	(131,093)	—		(131,093)

Total liabilities and stockholders’ equity (deficit)	801,836	—		801,836

(1)

As of December 31, 2021, under US GAAP shares of GGI Class A Common Stock are classified as temporary equity because they are redeemable at the sole discretion of the shareholder. As GGI Public Stockholders have the right to require GGI to redeem the GGI Class A common stock and GGI has an irrevocable obligation to deliver cash or another financial instrument for such redemption, this is reclassified from temporary equity under U.S. GAAP to other liabilities under IFRS.

3. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2021

The pro forma notes and adjustments are as follows:

(A) To reflect the release of cash from marketable securities held in the Trust Account that becomes available upon consummation of the Business Combination.

(B) To reclassify other non-current provisions related to shares of GGI Class A Common Stock subject to redemption to permanent equity at the closing of the Business Combination. Further, the $162.8 million or 16,265,203 shares reflects the redemptions related to shares of GGI Class A Common Stock redeemed for cash by the GGI Public Stockholders at the closing of the Business Combination. This amount includes proportionate interest accumulated on the Trust Account.

(C) To reflect the payment of an aggregate of $88.5 million transaction costs incurred by GGI and by Polestar Automotive Holding Limited of approximately $53.1 million and $35.4 million, respectively. Except where noted below, these costs consist of, advisory, banking, legal and accounting related transaction costs incurred as part of the Business Combination.

For the GGI transaction costs, $28 million of these costs represent deferred underwriting fees from GGI’s initial public offering. Additionally, $6.2 million relates to estimated legal fees and fees related to proxy/prospectus related filings. These fees have been accrued for in the historical balance sheet as of December 31, 2021 and recorded in the historical statement of operations for the year ended December 31, 2021. They were settled at the Closing of the Business Combination. Of this $6.2 million recorded, $5.8 million are directly attributable to the transaction and reflected as an adjustment to accumulated deficit and additional paid-in capital as they were recorded in the historical statement of operations for the year ended December 31, 2021. This was off-set by a $3.8 million adjustment to accumulated deficit related to additional expenses settled at the Closing and are not directly attributable to the transaction. These expenses have not yet been recorded in the historical statement of operations for the year ended December 31, 2021. Of the remaining $20.9 million, $18.9 million consists of legal and other professional fees. These fees are related to the Business Combination and reflect an adjustment to additional paid-in capital. Lastly, there was $2 million that relates to a loan from the GGI Sponsor, that was paid at Closing.

For Polestar Automotive Holding Limited’s transaction costs, $28.8 million of these costs have been recorded in the historical statement of financial position as of December 31, 2021. These fees primarily consist of legal and other professional advisory fees and are directly related to the Business Combination. Therefore, these fees reflect an adjustment to additional paid-in capital. The remaining $6.6 million relates to legal and other professional advisory fees that have been incurred and settled at the Closing. These fees have not yet been accrued for in the historical balance sheet as of December 31, 2021 or recorded in the historical statement of operations for the year ended December 31, 2021, as they have not yet been incurred. These fees are directly related to the Business Combination and as such, reflect an adjustment to additional paid-in capital.

(D) To reflect proceeds of $248 million (net of fees) from the issuance and sale of 26,540,835 Post-Combination Company Class A Shares underlying the Class A ADSs to be purchased pursuant to the Subscription Agreements. The impact to accumulated deficit is related to the discounted Subscription Price of approximately $9.42 per Class A ADS offered to the investors of the Subscription Agreements.

(E) To eliminate the accumulated deficit of GGI of $131.1 million at the closing of the Business Combination, offset by the $2.6 million accumulated deficit adjustment discussed in Note C above.

Additionally, this entry reflects the one for one exchange of 80,000,000 shares of GGI Class A Common Stock and 20,000,000 shares of GGI Class F Common Stock for Post-Combination Company Class A Shares, at the Closing as well as the forfeiture of 1,540,835 shares of GGI Class F Common Stock. In accordance with IFRS 2, the deemed costs of the shares issued by the Company in excess of the net assets of GGI, which primarily consists of cash and marketable securities held in the Trust Account and certain private warrants liabilities, are accounted for as share-based compensation and reflected as an adjustment to accumulated deficit of $488,745 million.

The share-based compensation is calculated as follows:

Fair value of Polestar(1)	[A]	$22,399,110
Equity interest in the Company that will be issued to GGI stockholders, including GGI private placement warrants converted to Post-Combination Company Class C shares at Closing(2)	[B]	5.5%
Equity interest in the Company of Parent after the Closing(3)		94.5%

Deemed costs of shares issued by the Company	[A]*[B]	1,231,951
Less: SPAC net assets(4)		506,255
Less: Proceeds from the PIPE Investment, Sponsor Subscription Investment and Subscription Investment(5)		236,951

Share-based compensation		488,745

1)

The deemed cost of the shares or fair value of Polestar was estimated based on the fair value of the OpCo issued shares by the Parent prior to the merger with GGI and the Company, less the adjustment in respect of Earn Out Shares (see note K below).

2)	GGI equity interest in the Company derived from number of shares outstanding at the Closing, including the GGI Private Placement Warrants converted into the Class C shares at the Closing.
3)	Remaining equity interest Parent has in the Company after the Closing.
4)

GGI net assets derived from unaudited financial statements as of and for year ended December 31, 2021. Net assets defined as assets less liabilities, excluding cash of $800 million, classified as non-current liabilities, as this was determined to be cash at the time of the Closing.

5)

Represents amount of net cash received from the PIPE Investment, Sponsor Subscription investment (see Note D above). This is included as part of the calculation as the Sponsor and third-party ownership interests are factored into the table above.

(F) To reflect Parent contributing its shares of Polestar to the Company as part of the Pre-Closing Reorganization in exchange for 294,877,349 Class A Shares and 1,642,233,575 Class B Shares. Prior to the Pre-Closing Reorganization, the Parent Shareholders held 197,026,729 Class A ordinary shares of Parent and 35,377,866 Class B ordinary shares of Parent due to the conversion of certain Class A ordinary shares of Parent to Class B ordinary shares of Parent that occurred in July 2021.

(G) To reflect the issuance of Preference Shares to Volvo Cars in exchange for cash, which Polestar Automotive Holding Limited used to pay down outstanding payables owed to Volvo Cars. The cash proceeds will equal Polestar Automotive Holding Limited’s outstanding trade payable to Volvo Cars and its subsidiaries. Each Company Preference Share is convertible into Class A Shares at a conversion price of $10 per Class A Share from time to time following the Closing. In essence, this is a capital contribution from Volvo Cars. All of the Preference Shares were converted into Class A Shares at Closing. Refer to the “—Description of the Business Combination” section above, for further discussion.

(H) To reflect the approval of the Warrant Amendment Proposal, the issuance of Class C-1 Shares and Class C-2 Shares in the form of Class C-1 ADSs and Class C-2 ADSs as a result of the conversion of GGI Public Warrants and GGI Private Placement Warrants, respectively. The Class C-1 Shares issued for the GGI Public Warrants remain classified as a derivative liability. The classification of GGI Private Placement

Warrants (Class C-2 Shares) under IFRS remains an evolving topic with diversity in practice. While the future accounting treatment may require recognition as a liability in accordance with IAS 32 (Financial Instruments - Presentation), upon consummation of the Business Combination, the Class C-2 Shares are presented as equity instruments under IFRS 2.

(I) To reflect the expense for “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by any comparable insurance policies of GGI. This amount represents the $6 million premium paid in full at the Closing related to the liability insurance coverage for the directors and officers of GGI, less the $1.5 million existing prepaid insurance premium as of December 31, 2021.

(J) To reflect the conversion of convertible notes that are outstanding immediately prior to the Closing into Class A Shares. In July 2021, unrelated to the Business Combination, Polestar Automotive Holding Limited entered into a convertible note agreement for $35 million. The convertible notes are non-interest bearing and are not eligible to receive a coupon or dividend for the first 24-months after issuance.

(K) To reflect the liability associated with the Earn Out Shares issuable pursuant to the Business Combination Agreement. Up to 158.2 million Earn Out Shares will be available to be delivered by the Company to the Parent Shareholders as additional consideration for the Pre-Closing Reorganization. The Parent has a right to receive the Earn Out Shares if certain stock price hurdles are achieved over a five-year period from the 180th day following the Closing. There is diversity in practice for the accounting treatment of these type of agreements but we believe at this time, we should evaluate this in accordance with IAS 32 (Financial Instruments—Presentation). The Earn Out Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited condensed combined pro forma statement of financial position as the arrangement may result in the Company issuing a variable number of shares in the future. A valuation assessment was performed for the purpose of determining an estimate of the financial liability using a Monte Carlo simulation using key assumptions for: volatility based on peer company data; risk-free rate; and beginning Share price of $10.00. The estimated valuation of the liability as of December 31, 2021 was approximately $1.285 billion with a corresponding charge being directly reflected to accumulated deficit as it is recorded in the same manner as a dividend giving value to existing shareholders effectively as a pro rata dividend. An increase or decrease in volatility of 10% during subsequent periods would result in an increase or decrease in the liability of approximately $0.98 billion, which would be recognized through the pro forma statement of operations.

(L) To reflect the expense associated with a consulting services agreement, where Class A Shares in the form of Class A ADSs will be issued to a service provider in exchange for the performance of marketing consulting services. 250,000 shares will vest and be issued on the date the Resale Registration Statement becomes effective. 250,000 shares will vest over a 24-month period with one eighth of these shares vesting each quarter. None of these vested shares will be issued prior to the effectiveness of the Resale Registration Statement.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021

The pro forma notes and adjustments are as follows:

(M) To reflect the expense associated with the Class A Shares to be issued in the form of Class A ADSs as consideration to a service provider for marketing consulting services. Refer to Note L above for further discussion.

(N) To reflect adjustment for “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by any comparable insurance policies of GGI. This compensation expense is not expected to have a continuing impact on the combined results. This expense represents the annual amortization of the premium paid at the Closing related to the six-year insurance policy.

(O) The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination was closed as of January 1, 2021. The pro forma loss per share is calculated based on pro forma net loss divided by the weighted average pro forma basic and diluted number of shares. The pro forma diluted loss per share does not consider the impact of securities other than the ordinary shares, and shares vested under the Equity Plan and Employee Stock Purchase Plan (see notes J and R, respectively, for further detail) as other securities would be anti-dilutive due to the pro forma net loss position. As such, pro forma basic and diluted loss per share are the same value.

(P) To reflect the expense for the restricted shares issued under the “At Listing” Equity Plan adopted by the Company at the Closing. The award is a one-time issuance of restricted shares of Class A Shares offered to executive management and select upper management team members. The value of the award will be equal to a certain percentage of the awardee’s base salary, depending on the awardee’s position at the Polestar Group. Receipt of the award is based on the successful public listing of the Post-Combination Company and continued employment of the awardees. One-third of the restricted shares fully vest upon issuance. The remaining restricted shares vest over a two year period from the date of issuance.

(Q) To reflect the expense for the Employee Stock Purchase Plan adopted by the Company at the Closing of the Business Combination. Under this plan, all employees are offered a one-time issuance of Class A ADSs in a value equal to 4% of the awardee’s base salary. Receipt of the award is based on employment at the public listing date and continued employment of the awardees for one-year after the listing date. This expense represents a one-time cost to the pro forma statement of operations.

(R) To reflect an adjustment for transaction costs that were recorded in the statement of operations of GGI and are directly attributable and incremental to the Business Combination. These are not expected to have a continuing impact on the combined results.

(S) To reflect the IFRS 2 share-based compensation expense for the deemed listing services received by the Company from GGI, which is the difference between the fair value of the shares issued by the Company in excess of the net assets of GGI that the Company acquired. This expense represents a one-time cost to the pro forma statement of operations. This compensation expense is not expected to have a continuing impact on the combined results.

Comparative Per Share Data

The following table sets forth the historical comparative share information for the Company and GGI on a standalone basis and pro forma combined per share information after giving effect to the Business Combination by taking into account that (a) certain GGI Public Stockholders exercised their redemption rights with respect to their GGI Class A Common Stock upon the consummation of the Business Combination, (b) no issuance of Earn Out Shares or shares pursuant to the Equity Plan or Employee Stock Purchase Plan, (c) the conversion of the Preference Shares and Polestar’s convertible notes and (d) no conversion or redemption of any of the Class C ADSs.

The financial statements of Polestar Automotive Holding Limited have been prepared in accordance with IFRS as issued by the IASB and in its functional and presentation currency of U.S. dollars. The historical financial statements of GGI have been prepared in accordance with generally accepted accounting principles as in effect in the United States from time to time (“US GAAP”) in its functional and presentation currency of U.S. dollars.

The historical information should be read in conjunction with the historical financial statements of GGI and Polestar Automotive Holding Limited included elsewhere in this report. The pro forma combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this report titled “—Unaudited Pro Forma Condensed Combined Financial Information.”

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been if the companies had been combined during the periods presented, nor to project the Company’s results of operations or earnings per share (“EPS”) for any future date or period.

The earnings per share have been calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. Basic and diluted loss per share for Class A Shares and Class B Shares are the same, as each class of common stock is entitled to the same dividend participation rights and economic terms.

	Polestar Automotive Holding Limited (Historical)	GGI (Historical)	Combined Pro Forma
As of and for the year ended December 31, 2021
December 31, 2021 book value per share(1)	$0.53	$(1.62)	$0.08
Weighted average shares:
Weighted average of outstanding shares—basic(2)	229,341,491	81,151,581	2,109,755,587
Earnings (loss) per share:
Earnings (loss) per outstanding shares, basic and diluted	$(4.39)	$(1.73)	$(0.75)

1)	Book value per share is calculated using the formula: Total shareholder’s equity divided by weighted-average shares outstanding. No cash dividends were paid during the periods presented.
2)	Weighted-average shares outstanding includes shares vested under the Equity Plan and Employee Stock Purchase Plan and consulting services agreement.

For the purposes of calculating diluted loss per share, management assumed that all GGI Public Warrants and GGI Private Placement Warrants will not be exercised. Further, the effect of shares granted to employees pursuant to the Equity Plan and Employee Stock Purchase Plan as a result of consummation of Business Combination were not included in the calculation of diluted loss per share, nor were the Earn Out Shares available for issuance under the Business Combination Agreement, as this results in anti-dilution. The number of shares excluded from the calculation are represented in the tables below.

As of December 31, 2021
Number of GGI Public Warrants converted to Class C Shares at Closing	15,999,965
Number of GGI Private Placement Warrants converted to Class C Shares at Closing	9,000,000
Number of Earn Out Shares available to be issued to the Parent Shareholders	158,177,609
Number of Shares available under the Equity Plans	277,796
Number of Shares available under a consulting services agreement	250,000

Total	183,705,370

Legal Proceedings

From time to time, Polestar is subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert claims of intellectual property infringement, misappropriation or other violation against Polestar in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on its results of operations, prospects, cash flows, financial position and brand.

Dividends and Distributions

The Company has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which we believe would be of the most benefit to our shareholders. The declaration of dividends, if any, will be subject to the discretion of the Board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others. Also see Item 10.B “Additional Information—Articles of Association—Polestar Articles and English Law Considerations—Other English Law Considerations—Distributions & Dividends.”

B.	Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Class A ADSs and Class C-1 ADSs are listed on Nasdaq under the symbols “PSNY” and “PSNYW,” respectively. Holders of Class A ADSs and Class C-1 ADSs should obtain current market quotations for their securities.

Information regarding Class A ADSs is described in Item 12.D “Description Of Securities Other Than Equity Securities—American Depositary Shares—ADSs” and incorporated by reference herein.

Information regarding Class C-1 ADSs is described in Item 12.D “Description Of Securities Other Than Equity Securities—American Depositary Shares—ADSs” and incorporated by reference herein.

Information regarding lock-up restrictions applicable to the Sponsor is described in Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Parent Lock-Up Agreement” and incorporated by reference herein.

Information regarding lock-up restrictions applicable to the Sponsor is described in Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Sponsor and Supporting Sponsor Lock-Up Agreement” and incorporated by reference herein.

B.	Plan of Distribution

Not applicable.

C.	Markets

Class A ADSs and Class C-1 ADSs are listed on Nasdaq under the symbols “PSNY” and “PSNYW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The total number of shares of all classes of shares which the Company is authorized to issue is 6,861,249,349 shares, consisting of (a) 5,000,000,000 Class A Shares of nominal value USD 0.01 each, (b) 1,777,366,739 Class B Shares of nominal value USD 0.01 each, (c) 16,000,000 Class C-1 Shares of nominal value USD 0.10 each, (d) 9,000,000 Class C-2 Shares of nominal value USD 0.10 each, (e) 58,882,610 Preference Shares of nominal value USD 10.00 each, and (f) 50,000 GBP Redeemable Preferred Shares of nominal value GBP 1.00 each (“GBP Redeemable Preferred Shares”). In addition, Class A Shares and Deferred Shares of nominal value USD 0.01 each (“Deferred Shares”) may be created upon conversion of Class C-1 Shares, Class C-2 Shares and Preference Shares without any requirement for further authorization. As of June 23, 2022, subsequent to the Closing, the following securities were issued and outstanding: 466,801,222 Class A Shares, 1,642,233,575 Class B Shares, no Preference Shares, 50,000 GBP Redeemable Preferred Shares, 15,999,965 Class C-1 Shares and 9,000,000 Class C-2 Shares. The Class A Shares, Class B Shares and Class C Shares are represented by Class A ADSs, Class B ADSs and Class C ADSs, respectively.

The Company’s share capital is further described below in Item 10.B “Additional Information—Articles of Association.”

B.	Articles of Association

Set forth below is a summary of certain information concerning the Company’s share capital as well as a description of certain provisions of the Polestar Articles and relevant provisions of the Companies Act. The summary below contains only material information concerning the Company’s share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to the Polestar Articles and applicable English law. Further, please note that holders of AD securities will not be treated as one of the Company’s shareholders and will not have any shareholder rights.

Description of Company Share Capital and Polestar Articles

Company Securities

Dividend Rights

Subject to the provisions of English law and any preferences that may apply to shares outstanding at the time, holders of outstanding Class A Shares, Class B Shares and Preference Shares are entitled to receive dividends out of assets legally available at the times and in the amounts as the Board may determine from time to time.

Any dividends (or other distribution) paid by the Company shall be applied among the holders of outstanding Class A Shares and Class B Shares pro rata to the number of such shares respectively held by them. For the avoidance of doubt, the Class C Shares, the GBP Redeemable Preferred Shares and the Deferred Shares shall not entitle their holders to participate in any dividends or other distributions.

The Preference Shares shall not entitle any holder to preferred dividends or accruals except that the holders of Preference Shares shall participate in dividends or other distributions on the Class A Shares as if such Preference Shares had been converted into Class A Shares in accordance with the Polestar Articles.

The Board may deduct from any dividend in respect of a share all such sums as may be due from him or her to the Company on account of calls or otherwise in relation to the shares of the Company. Sums so deducted can be used to pay amounts owing to the Company in respect of the shares. Any dividend unclaimed after a period of 12 years from the date such dividend was declared shall, if the Board so resolves, be forfeited and shall revert to the Company. In addition, the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of shares into a separate account shall not constitute the Company as a trustee in respect thereof. For further information regarding the payment of dividends under English law, see Item 10.B “Additional

Information—Articles of Association—Polestar Articles and English Law Considerations—Other English Law Considerations—Distributions & Dividends.”

Voting Rights

Each outstanding Class A Share is entitled to one vote on all matters submitted to a vote of shareholders. Each Class B Share is entitled to 10 votes on all matters submitted to a vote of shareholders. Each Class C Share is entitled to one vote on all matters submitted to a vote of shareholders. Preference Shares, Deferred Shares and GBP Redeemable Preferred Shares carry no voting rights and do not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company. Holders of Shares shall have no cumulative voting rights. None of the Company’s shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.

Preemptive Rights

There are no rights of preemption under the Polestar Articles in respect of transfers of issued shares. In certain circumstances, Company shareholders may have statutory preemption rights under the Companies Act in respect of the allotment of new shares. These statutory preemption rights would require the Company to offer new equity securities (which includes ordinary shares but excludes most forms of preferred shares) for allotment to existing ordinary shareholders (including holders of Class A Shares and Class B Shares) on a pro rata basis before allotting them to other persons, unless shareholders dis-apply such rights by a special resolution for a period of not more than five years at a shareholders’ meeting. These preemption rights will be dis-applied in respect of Shares and the Company intends to propose equivalent resolutions in the future once the initial period of dis-application has expired. In any circumstances where the preemption rights have not been dis-applied, the procedure for the exercise of such statutory preemption rights would be set out in the documentation by which such equity securities would be offered to Company shareholders.

Conversion or Redemption Rights

The Class A Shares and Deferred Shares are neither convertible nor redeemable, provided that the Board has the right to issue additional classes of shares in the Company (including redeemable shares) on such terms and conditions, and with such rights attached, as it may determine.

Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. The right to convert such Class B Shares into Class A Shares will be exercisable by the holder of the Class B Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Shares into Class A Shares. In no event shall Class A Shares be convertible into Class B Shares. Any conversion of a Class B Share into a Class A Share shall be effected by means of the re-designation of each relevant Class B Share as a Class A Share or by such other method as may be approved by the Board.

Each Preference Share shall convert into one Class A Share (credited as fully paid) in the form of a Class A ADS, provided that:

(a)

the maximum number of Class A Shares to be issued on conversion shall be the maximum number that can be issued so that Volvo Cars (alone or taken together with all other legal entities that, directly or indirectly, are controlled by Geely (“Geely Group”)) after such conversion holds, whether directly or indirectly through depositary shares and/or receipts, less than 50% of the aggregate voting rights attaching to the Shares; or

(b)

no conversion of a Preference Share shall occur in circumstances which would give rise to an obligation on Volvo or any member of the Geely Group to make a mandatory offer under any applicable law or regulation to acquire all of the Class A Shares not already held by Volvo or the Geely Group, save with the prior written consent of Volvo or a member of the Geely Group.

Subject to the provisions of the Companies Act, Polestar shall be entitled, at any time, to serve notice on all or some of the holders of the GBP Redeemable Preferred Shares that it wishes to redeem all or some of the GBP Redeemable Preferred Shares in issue at that time on the date falling 14 days after service of such notice (or on such other date as may be agreed between Polestar and the holders of the relevant GBP Redeemable Preferred Shares).

The conversion and redemption features of the Class C Shares are described below under “—Class C Shares.”

Liquidation Rights

On a return of assets on liquidation or otherwise, the assets of Polestar remaining after payment of its debts and liabilities and available for distribution to holders of Shares, Class C Shares, Preference Shares, Deferred Shares and GBP Redeemable Preferred Shares will be applied in the following manner and order of priority:

a)

first, to the holders of the Preference Shares (pro rata and pari passu) an amount equal to the initial liquidation preference of $588,826,100 less the aggregate subscription price of any Preference Shares that have been converted into Class A Shares;

b)	second, to the holders of the GBP Redeemable Preferred Shares an amount equal to the nominal value of such shares;

c)	third:

•	to the holders of the Shares pro rata to the number of Shares respectively held by them up to an amount of $1 million per Share; and

•

to the holders of the Class C Shares pari passu with Shares on an as-converted basis less the conversion price of $11.50 (subject to relevant adjustments in the Polestar Articles) pro rata to the number of Class C Shares respectively held by them up to an amount of $1 million per Class C Share;

d)	fourth, to the holders of Deferred Shares an amount equal to the nominal value of the Deferred Shares; and

e)	fifth:

•	to the holders of the Shares pro rata to the number of Shares respectively held by them; and

•	to the holders of the Class C Shares pari passu with Shares on an as-converted basis less the conversion price of $11.50 (subject to relevant adjustments in the Polestar Articles),

provided that if the amount which would be received by the holders of the Preference Shares if all such shares had been converted in accordance with the Polestar Articles would be greater than pursuant to (a) above, the relevant Preference Shares shall be deemed for the purposes of the relevant return of capital to be treated pari passu with the holders of Shares on an as-converted basis.

Variation of Rights

Subject to the Companies Act, the rights attached to any class of shares can be varied or abrogated either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the authority of a special resolution passed at a separate meeting of the holders of the relevant class of shares known as a class meeting.

Capital Calls

Subject to the Polestar Articles and the terms on which the Company shares are allotted, the Board has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to Polestar as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 clear days’ notice provided by the Board has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of the Board. All of the Shares issued have been credited as fully paid and therefore are not subject to a capital call.

Transfer of Shares

Polestar’s share register will be maintained by its proposed registrar, Computershare Trust Company, N.A. Registration in this share register is determinative of share ownership. A shareholder who holds Polestar’s shares through DTC is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in Polestar’s official share register, as the depositary or other nominee will remain the record holder of such shares. The Board may, in its absolute discretion, decline to register a transfer (or renunciation of a renounceable letter of allotment):

(a) of a share that is not fully paid;

(b) of a share upon which the Company has a lien;

(c) of a share that is not duly stamped (if required) or is duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty (if required);

(d) if it is not delivered for registration to the registered office of the Company (or such other place as the Board may determine) accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer;

(e) of a default share where the holder has failed to provide the required details to Polestar under Item 10 “Additional Information—Articles of Association—Polestar Articles and English Law Considerations—Other English Law Considerations—Disclosure of Interest in Shares,” subject to certain exceptions;

(f) in respect of more than one class of shares; or

(g) where, in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

If the Board refuses to register a transfer of a share it shall notify the transferee of the refusal and the reasons for it within two months after the date on which the transfer was lodged with the Company or the instructions to the relevant system received.

Limitations on Ownership

Under English law and the Polestar Articles, there are no limitations on the right of non-residents of the U.K. or owners who are not citizens of the U.K. to hold or, other than the holders of Preference Shares, Class C Shares, Deferred Shares or GBP Redeemable Preferred Shares which do no confer voting rights on the relevant holders, vote the Shares.

Polestar Articles and English Law Considerations

Directors

Number

The Polestar Articles provide that at the time of their adoption, the number of directors of the Company shall be nine (the “Initial Directors”), and that otherwise the number of directors shall be as determined by the Board from time to time. Directors may be appointed by any ordinary resolution of shareholders or by the Board, as described below under “—Appointment and Retirement of Directors.” Each director elected shall hold office until his or her successor is elected or until his or her earlier resignation or removal in accordance with the Polestar Articles.

For a period of three years post-Closing a majority of the director shall be independent directors. A director shall be independent when he or she (i) satisfies the requirements to qualify as an “independent director” under the stock exchange rules of the stock exchange on which the Class A Shares are then-currently listed and (ii) is not affiliated (as a director, employee, shareholder or otherwise) with Parent, Volvo or Geely, provided that an individual shall not be precluded from being appointed, or continuing to act, as an independent director solely on the basis of holding, directly or indirectly, up to 0.01% of the share capital of any publically traded affiliate of Parent, Volvo Cars or Geely.

The Initial Directors shall be divided into three classes of directors, designated as “Class I,” “Class II” and “Class III,” respectively (each a “Class”). The Board is authorized to assign members of the Board already in office to such Classes at the time the classification becomes effective. The Board is also authorized to assign any persons who take office as directors after the date the Polestar Articles are adopted to any such Class; provided, however, that the Classes are as close to equal size as possible. In the event of any increase in the number of directors, the additional directorships resulting from such increase shall be apportioned by the Board among the Classes of directors so as to maintain such Classes as nearly equal as possible. No decrease in the number of directors shall shorten the term of any incumbent director.

Appointment and Retirement of Directors

Subject to the requirements of the Polestar Articles (including director independence requirements), the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen. Subject to the requirements of the Polestar Articles (including director independence requirements), the Board also has power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the Board as then existing, but the total number of directors shall not exceed fifteen.

The term of office of directors serving in Class I will expire at Polestar’s first annual general meeting. The term of office of directors serving in Class II will expire at Polestar’s second annual general meeting. The term of office of directors serving in Class III will expire at Polestar’s third annual general meeting. At each succeeding annual general meeting following the third annual general meeting following Closing, directors shall be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Indemnity of Directors

Under the Polestar Articles, and subject to the provisions of the Companies Act, each of the Company’s directors is entitled to be indemnified by the Company out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties. In addition, it is proposed that each member of the Board will enter into a separate deed of indemnity with Polestar (which will also be subject to the provisions of the Companies Act). The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director.

Shareholders’ Meetings

Each year, the Company will hold an annual general meeting of shareholders in addition to any other meetings held in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held at such time and place as the directors may appoint. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. The Polestar Articles provide that the necessary quorum at any general meeting of shareholders (or adjournment thereof) shall be at least two members that in aggregate hold at least 51% of the issued shares of the Company, present in person or by proxy and entitled to attend and to vote on the business to be transacted, at such meeting.

Requisitioning Shareholder Meetings

Subject to certain conditions being satisfied, under the Companies Act shareholders holding at least 5% of the paid-up capital of the Company carrying voting rights at general meetings can require the directors to call a general meeting and shareholders representing at least 5% of the total voting rights exercisable at an annual general meeting can require Polestar to give notice of a resolution to be proposed at that annual general meeting.

Other English Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to sections 979 to 982 of the Companies Act, where a takeover offer has been made for the Company and the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the class of shares to which the offer relates, the offeror may give notice to the holder of any shares of that class to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the takeover offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner or if earlier, and the offer is not one to which the Takeover Code applies, within the period of six months beginning with the date of the offer. The squeeze out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to the Company, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

If a takeover is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders of each class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders of the relevant class(es).

Sell Out

The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of the Company’s shares or of any class or classes of the Company’s shares. A holder of voting shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (1) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of all the voting shares in the company (in the case of an offer for all of Polestar’s shares) or of all the shares of that class and (2) not less than 90% of the voting rights in the company (in the case of an offer for all of the Company’s shares) or of the voting rights carried by that class. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of the takeover offer or on such other terms as may be agreed.

U.K. City Code on Takeovers and Mergers

The majority of the Board resides outside of the U.K., the Channel Islands and the Isle of Man. Based upon the structure of the Board and management structure and Polestar’s intended plans for directors and management, for the purposes of the Takeover Code, the Company is considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Accordingly, the Takeover Code is not expected to apply to the Company. It is possible that in the future circumstances, and in particular the Board Composition, could change which may cause the Takeover Code to apply to the Company. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

(a)

acquires an interest in the Company’s shares that, when taken together with shares in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of the Company’s shares; or

(b)

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for the Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Disclosure of Interest in Shares

Section 793 of the Companies Act gives the Company the power to require persons whom the Company knows have, or whom the Company has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of the Company’s shares (the “default shares”), to disclose prescribed particulars of those shares. For this purpose, default shares includes any of the Company’s shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice may result in restrictions being imposed on the default shares under the Polestar Articles (including suspension of voting rights and withholding of dividends), depending on the level of the relevant shareholding, and sanctions being imposed against the holder of the default shares as provided within the Companies Act.

Distributions & Dividends

Under English law, dividends and distributions may only be made from distributable profits. “Distributable profits” generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.

It is not sufficient that the Company, as a public limited company, has distributable profits for the purpose of making a distribution. An additional capital maintenance requirement is imposed on the Company to ensure that the net worth of the Company is at least equal to the amount of its capital. A public limited company can only make a distribution:

(a)

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called-up share capital and undistributable reserves; and

(b)	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because the Nasdaq is not a “recognized investment exchange” under the Companies Act, the Company may purchase its fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of Shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the Company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Class C Shares

Each whole Class C Share entitles the holder the right to acquire one Class A ADS (or one Class A Share if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $11.50 per Class A ADS (subject to relevant adjustments in the Polestar Articles) no earlier than 30 days post-Closing. A holder of Class C Shares may exercise its Class C Shares only for a whole number of Class A ADSs. This means that only a whole Class C Share may be exercised at any given time by a holder. No fractional Class C Shares will be issued. The Class C Shares will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the Closing, it will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ADSs issuable upon exercise of the Class C Shares. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Class C Shares in accordance with the provisions of the Class C Warrant Amendment and the Polestar Articles. Notwithstanding the above, if Class A ADSs are at the time of any exercise of a Class C Share not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Class C Shares who exercise their Class C Shares to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but Polestar will be required to use its best efforts to register or qualify the Class A ADSs under applicable blue sky laws to the extent an exemption is not available.

Redemption of Class C Shares for cash. Once the Class C Shares become exercisable, the Company may call the Class C Shares for redemption (except as described herein with respect to Class C-2 Shares):

•	in whole and not in part;

•	at a price of $0.01 per Class C Share;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each holder of a Class C Share; and

•

if, and only if, the reported last sale price of the Class A ADS equals or exceeds $18.00 per Class A ADS for any 20 trading days within a 30-trading day period ending three business days before Polestar sends the notice of redemption to the holders of Class C Shares.

The Company will not redeem the Class C Shares as described above unless an effective registration statement under the Securities Act covering the issuance of the Class A ADSs issuable upon exercise of the Class C Shares is effective and a current prospectus relating to those Class A ADSs is available throughout the 30 day redemption period, except if the Class C Shares may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Class C Shares become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Class C Share exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Company, each holder of Class C Shares will be entitled to exercise its Class C Shares prior to the scheduled redemption date. However, the price of the Class A ADSs may fall below the $18.00 redemption trigger price as well as the $11.50 (for whole Class A ADSs) Class C Shares exercise price after the redemption notice is issued.

Redemption of Class C Shares for Class A ADSs. Commencing 90 days after the Class C Shares become exercisable, the Company may redeem the outstanding Class C Shares:

•	in whole and not in part;

•

at a price equal to a number of Class A ADSs to be determined by reference to the table below, based on the redemption date and the “fair market value” of Class A ADSs except as otherwise described below;

•	if, and only if, the Class C-2 Shares are also concurrently exchanged at the same price (equal to a number of Class A ADSs) as the outstanding Class C-1 Shares, as described above;

•

if, and only if, there is an effective registration statement covering the Class A ADSs issuable upon exercise of the Class C Shares and a current prospectus relating thereto is available throughout the 30-day period after written notice of redemption is given;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price of Class A ADSs equals or exceeds $10.00 per Class A ADS (as adjusted per share splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the holders of Class C Shares.

The numbers in the table below represent the “redemption prices,” or the number of Class A ADSs that a holder of Class C Shares will receive upon redemption by the Company pursuant to this redemption feature, based on the “fair market value” of Class A ADSs on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Class C Shares, and the number of months that the corresponding redemption date precedes the expiration date of the Class C Shares, each as set forth in the table below.

The Class A ADS prices set forth in the column headings of the table below will be adjusted as of any date on which the number of Class A ADSs issuable upon exercise of a Class C Share is adjusted as set forth in the first three paragraphs under the heading “—Anti-dilution adjustments” below. The adjusted Class A ADS prices in the column headings will equal the Class A ADS prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of Class A ADSs deliverable upon exercise of a Class C Share immediately prior to such adjustment and the denominator of which is the number of Class A ADSs deliverable upon exercise of a Class C Share as so adjusted. The number of Class A ADSs in the table below shall be adjusted in the same manner and at the same time as the number of Class A ADSs issuable upon exercise of a Class C Share.

Fair Market Value of Class A ADSs
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
	Redemption Date (period to expiration of Class C Shares)
57 months	0.257	0.277	0.294	0.31	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.32	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.33	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.29	0.309	0.325	0.34	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.28	0.301	0.32	0.337	0.352	0.364
30 months	0.196	0.224	0.25	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.35	0.364
24 months	0.173	0.204	0.233	0.26	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.13	0.164	0.197	0.23	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.25	0.282	0.312	0.339	0.363
9 months	0.09	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.15	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of Class A ADSs shall mean the average last reported sale price of Class A ADSs for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Class C Shares.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Class A ADSs to be issued for each Class C Share redeemed will be determined by a straight-line interpolation between the number of Class A ADSs set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of Class A ADSs for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the is $11.00 per Class A ADS, and at such time there are 57 months until the expiration of the Class C Shares, the Company may choose to, pursuant to this redemption feature, redeem the Class C Shares at a “redemption price” of 0.277 Class A ADSs for each whole Class C Share. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of Class A ADSs for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Class C Shares is $13.50 per Class A ADS, and at such time there are 38 months until the expiration of the Class C Shares, the Company may choose to, pursuant to this redemption feature, redeem the Class C Shares at a “redemption price” of 0.298 Class A ADSs for each whole Class C Share. Finally, as reflected in the table above, the Company can redeem the Class C Shares for no consideration in the event that the Class C Shares are “out of the money” (i.e., the trading price of Class A ADSs is below the exercise price of the Class C Shares) and about to expire.

Any Class C Shares held by the Company officers or directors will be subject to this redemption feature, except that such officers and directors shall only receive “fair market value” for such Class C Shares so redeemed

(“fair market value” for such Class C-1 Shares held by the Company officers or directors being defined as the last reported sale price of the Class C-1 Shares on such redemption date).

This redemption feature differs from typical warrant redemption features, which typically only provide for a redemption of warrants for cash (other than private placement warrants) when the trading price for Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Class C-1 Shares to be redeemed when the Class A ADSs are trading at or above $10.00 per Class A ADS, which may be at a time when the trading price of the Class A ADSs is below the exercise price of the Class C-1 Shares. The Company has established this redemption feature to provide the Class C-1 Shares with an additional liquidity feature, which provides the Company with the flexibility to redeem the Class C-1 Shares for Class A ADSs, instead of cash, for “fair value” without the Class C-1 Shares having to reach the $18.00 per Class A ADS threshold set forth above under “—Redemption of Class C Shares for cash.” Holders of the Class C-1 Shares will, in effect, receive a number of Class A ADSs representing fair value for their Class C-1 Shares based on an option pricing model with a fixed volatility input. This redemption right provides the Company not only with an additional mechanism by which to redeem all of the outstanding Class C-1 Shares, in this case, for Class A ADSs, and therefore have certainty as to (i) the Company’s capital structure as the Class C-1 Shares would no longer be outstanding and would have been exercised or redeemed and (ii) to the amount of cash provided by the exercise of the Class C-1 Shares and available to the Company, and also provides a ceiling to the theoretical value of the Class C-1 Shares as it locks in the “redemption prices” the Company would pay to holders of Class C-1 Shares if Polestar chose to redeem Class C-1 Shares in this manner. The Company will effectively be required to pay fair value to holders of Class C-1 Shares if the Company chooses to exercise this redemption right and it will allow the Company to quickly proceed with a redemption of the Class C-1 Shares for Class A ADSs if the Company determines it is in the Company’s best interest to do so. As such, the Company would redeem the Class C-1 Shares in this manner when the Company believes it is in the Company’s best interest to update the Company’s capital structure to remove the Class C-1 Shares and pay fair value to the holders of Class C-1 Shares. In particular, it would allow the Company to quickly redeem the Class C-1 Shares for Class A ADSs, without having to negotiate a redemption price with the holders of Class C-1 Shares. In addition, the holders of Class C-1 Shares will have the ability to exercise the Class C Shares prior to redemption if they should choose to do so.

As stated above, the Company can redeem the Class C-1 Shares when the Class A ADSs are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to the Company’s capital structure and cash position while providing holders of Class C-1 Shares with fair value (in the form of Class A ADSs). If the Company chooses to redeem the Class C-1 Shares when the Class A ADSs are trading at a price below the exercise price of the Class C-1 Shares, this could result in the holders of Class C-1 Shares receiving fewer Class A ADSs than they would have received if they had chosen to wait to exercise their Class C-1 Shares for Class A ADSs if and when such Class A ADSs were trading at a price higher than the exercise price of $11.50.

No fractional Class A ADSs will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a Class A ADS, the Company will round down to the nearest whole number of the number of Class A ADSs to be issued to the holder.

Redemption procedures and cashless exercise. If the Company calls the Class C-1 Shares for redemption as described above, the Company’s management will have the option to require any holder that wishes to exercise its Class C-1 Share to do so on a “cashless basis.” In determining whether to require all holders to exercise their Class C-1 Shares on a “cashless basis,” the Company’s management will consider, among other factors, the Company’s cash position, the number of Class C-1 Shares that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ADSs issuable upon the exercise of Class C-1 Shares.

If the Company management takes advantage of this option, all holders of Class C-1 Shares would pay the exercise price by surrendering their Class C-1 Shares for that number of Class A ADSs equal to the quotient obtained by dividing (x) the product of the number of Class A ADSs underlying the Class C-1 Shares, multiplied by the difference between the exercise price of the Class C-1 Shares and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ADSs for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Class C-1 Shares. If the Company’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ADSs to be received upon exercise of the Class C-1 Shares, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of Class A ADSs to be issued and thereby lessen the dilutive effect of a Class C-1 Shares redemption. The Company believes this feature is an attractive option if the Company does not need the cash from the exercise of the Class C-1 Shares after Closing. If the Company calls Class C-1 Shares for redemption and the Company’s management does not take advantage of this option, the GGI Sponsor and its permitted transferees would still be entitled to exercise their Class C-2 Shares for cash or on a cashless basis using the same formula described above that other holders of Class C Shares would have been required to use had all holders of Class C Shares been required to exercise their Class C Shares on a cashless basis, as described in more detail below.

A holder of a Class C-1 Share may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Class C-1 Shares, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the conversion agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ADSs outstanding immediately after giving effect to such exercise.

Anti-dilution adjustments. If the number of outstanding Class A ADSs is increased by a stock dividend payable in Class A ADSs, or by a split-up of Class A ADSs or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Class A ADSs issuable on exercise of each Class C Share will be increased in proportion to such increase in the outstanding Class A ADSs. A rights offering to holders of Class A ADSs entitling holders to purchase Class A ADSs at a price less than the fair market value will be deemed a stock dividend of a number of Class A ADSs equal to the product of (i) the number of Class A ADSs actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ADSs) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ADS paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ADSs, in determining the price payable for Class A ADSs, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ADS as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Class C Shares are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of Class A ADSs on account of such Class A ADSs (or other securities of Polestar capital stock into which the Class C Shares are convertible), other than (a) as described above and (b) certain ordinary cash dividends then the Class C Share exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ADS in respect of such event.

If the number of outstanding Class A ADSs is decreased by a consolidation, combination, reverse stock split or reclassification of Class A ADSs or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Class A ADSs issuable on exercise of each Class C Share will be decreased in proportion to such decrease in outstanding Class A ADSs.

Whenever the number of Class A ADSs purchasable upon the exercise of the Class C Shares is adjusted, as described above, the Class C Share exercise price will be adjusted by multiplying the Class C Share exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ADSs purchasable upon the exercise of the Class C Shares immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A ADSs so purchasable immediately thereafter.

In case of any reclassification or reorganization of the Class A ADSs (other than those described above or that solely affects the par value of Class A ADSs), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which Polestar is the continuing corporation and that does not result in any reclassification or reorganization of Class A ADSs), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Class C Shares will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Class C Shares and in lieu of Class A ADSs immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Class C Shares would have received if such holder had exercised their Class C Shares immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A ADSs in such a transaction is payable in the form of Class A ADSs in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Class C Shares properly exercises the Class C Shares within 30 days following public disclosure of such transaction, the Class C Share exercise price will be reduced as specified in the Class C Warrant Amendment and the Polestar Articles based on the Black-Scholes value (as defined in the Class C Amendment) of the Class C Share.

The Class C Shares will be issued in registered form under the Class C Warrant Amendment and the Polestar Articles. The Class C Warrant Amendment and the Polestar Articles provide that the terms of the Class C Shares may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Class C Warrant Amendment and the Polestar Articles to the description of the terms of the Class C Shares and the Class C Warrant Amendment and Polestar Articles set forth in the registration statement on Form F-4 filed by the Company in connection with the Business Combination, or defective provision, (ii) amending the provisions relating to cash dividends on Class A ADSs as contemplated by and in accordance with the Class C Warrant Amendment and Polestar Articles or (iii) adding or changing any provisions with respect to matters or questions arising under the Class C Warrant Amendment and Polestar Articles as the parties to the Class C Warrant Amendment may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Class C Shares; provided that the approval by the holders of at least 50% of the then-outstanding Class C-1 Shares is required to make any change that adversely affects the interests of the registered holders of the Class C-1 Shares. You should review a copy of the Class C Warrant Amendment and Polestar Articles, which have been filed as exhibits to this Report, for a complete description of the terms and conditions applicable to the Class C Shares.

The Class C Shares may be exercised upon surrender of the Class C Share certificate on or prior to the expiration date at the offices of the conversion agent, with the exercise form on the reverse side of the Class C Share certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Polestar, for the number of Class C Shares being exercised. The holders of Class C Shares do not have the rights or privileges of holders of Class A ADSs and any voting rights until they exercise their Class C Shares and receive Class A ADSs. After the issuance of Class A ADSs upon exercise of the Class C Shares, each holder will be entitled to one vote for each Class A ADS held of record on all matters to be voted on by shareholders. Also see Item 12.D. “Description Of Securities Other Than Equity Securities—American Depositary Shares—Conversion of Class C ADSs.”

No fractional Class A ADSs will be issued upon exercise of the Class C Shares. If, upon exercise of the Class C Shares, a holder would be entitled to receive a fractional interest in a Class A ADS, the Company will, upon exercise, round down to the nearest whole number of Class A ADSs to be issued to the holders of Class C Shares.

The Company has agreed that, subject to applicable law, any action, proceeding or claim against the Company arising out of or relating in any way to the Class C Warrant Amendment, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the Company irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, the Company notes, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Subject to certain exceptions, the Class C-2 Shares will not be transferable, assignable or salable until 30 days after Closing and they will not be redeemable by the Company so long as they are held by the GGI Sponsor or its permitted transferees. Otherwise, the Class C-2 Shares have terms and provisions that are identical to those of the other Class C Shares, including as to exercise price, exercisability and exercise period. If the Class C-2 Shares are held by holders other than the GGI Sponsor or its permitted transferees, the Class C-2 Shares will be redeemable by the Company and exercisable by the holders on the same basis as the other Class C Shares.

If holders of the Class C-2 Shares elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Class C Shares for that number of Class A ADSs equal to the quotient obtained by dividing (x) the product of the number of Class A ADSs underlying the Class C Shares, multiplied by the difference between the exercise price of the Class C Shares and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ADSs for the 10 trading days ending on the third trading day prior to the date on which the notice of Class C Share exercise is sent to the conversion agent.

Listing

The Class A ADSs and Class C-1 ADSs are listed on Nasdaq under the symbols “PSNY” and “PSNYW,” respectively.

C. Material Contracts

Material Contracts Relating to the Company’s Operations

Information pertaining to certain of the Company’s material contracts is set forth in Item 3.D “Risk Factors,” Item 4 “Information On The Company,” Item 5 “Operating and Financial Review and Prospects” and Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions.”

Material Contracts Relating to the Business Combination

Business Combination Agreement

On September 27, 2021, GGI, Parent, Polestar Singapore, Polestar Sweden, the Company and Merger Sub, entered into a Business Combination Agreement, which is included as an exhibit to this Report. At the Closing, the Company completed the Pre-Closing Reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became wholly owned subsidiaries of the Company. See “Explanatory Note” in this Report for additional information regarding the Business Combination.

Related Agreements

Director Agreements

The Company entered into letter agreements with the non-employee directors, pursuant to which non-employee directors will receive (i) an annual fee of $200,000 (or $350,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on a committee of the Board (or $20,000 for the chairs of the committees of the Board), and (iii) a Polestar car, subject to certain conditions. Pursuant to the letter agreements, each non-employee director will direct the Company to purchase the maximum number of Class A ADSs as may be purchased in the market at the prevailing rate with 50% of the net annual fee (but not including any additional annual fee described above) each non-employee directors is eligible to receive. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.

Indemnity of Directors

See “—Additional Information—Articles of Association—Polestar Articles and English Law Considerations—Indemnity of Directors” in Item 10.B above.

No determinations regarding the compensation arrangements that will govern following the Closing for executive officers have been made at this point and current compensation arrangements will remain in effect.

At the Closing, Polestar adopted the Equity Plan and the Employee Stock Purchase Plan (each, as defined and described below). See Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions” for descriptions of material contracts.

For additional information on agreements related to the Business Combination, please see Item 7.B “Major Shareholders And Related Party Transactions—Related Party Transactions—Business Combination Related Agreements,” which is incorporated herein by reference.

D.	Exchange Controls

There is no exchange control legislation or regulation in England or Wales except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations to U.S. Holders of the ownership and disposition of AD securities. This discussion applies only to AD securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to U.S. Holders in light of their particular circumstances or status, including the Medicare contribution tax on net investment income, or U.S. Holders who are subject to special rules, including:

•	brokers or dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	S-corporations;

•	governments or agencies or instrumentalities thereof;

•	a person subject to the base erosion and anti-abuse tax;

•	mutual funds;

•	pension funds;

•	trusts and estates;

•	investors subject to the alternative minimum tax provisions of the Code;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the U.S. Tax Code;

•	investors subject to the U.S. “anti-inversion” rules;

•	tax-exempt organizations (including private foundations), qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of any class of AD securities or of the Company in the aggregate;

•	persons holding AD securities as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who purchased Subscription Shares as part of the Subscription Investments or the Volvo Cars Preference Subscription Investment;

•	the GGI Sponsor and the initial independent directors of GGI;

•	persons that received AD securities as compensation for services; or

•	controlled foreign corporations or passive foreign investment companies.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds AD securities, the tax treatment of a partner in such partnership will depend upon the status and activities of the partner and the activities of the partnership. Partners should consult their tax advisors regarding the U.S. federal income tax treatment of the ownership and disposition of AD securities.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published guidance by the IRS and court decisions, all as of the date hereof, and does not take into account proposed changes in such tax laws. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of any U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of AD securities. The Company has not sought and does not intend to seek any rulings from the IRS regarding the AD securities. There is no assurance that the IRS will not take positions concerning certain tax consequences of the ownership and disposition of AD securities that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF AD SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF

AD SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of the Company

A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of the United Kingdom, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by one or more U.S. corporations (including through the acquisition of all of the outstanding shares of a U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the percentage of the shares of the non-U.S. acquiring corporation held by former shareholders of the acquired U.S. corporation(s) by reason of holding shares in the U.S. acquired corporation(s) (taking into account the receipt of the non-U.S. corporation’s shares in exchange for each U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the “Section 7874 ownership percentage”) is at least 80% (by either vote or value) (this test is referred to as the “80% ownership test” and the three-prong test described in clauses (i)–(iii) above is referred to as the “Section 7874(b) expatriation test”).

Further, Section 7874 of the Code can limit the ability of U.S. corporations and their U.S. affiliates acquired by “surrogate foreign corporations” to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if the Section 7874(b) expatriation test would be satisfied if the 80% ownership test were applied by substituting “60%” for “80%,” in which case the taxable income of the U.S. corporations (and any U.S. person considered to be related to the U.S. corporations pursuant to applicable rules) for any given year, within a period beginning on the first date the U.S. corporations’ properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporations’ properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain. In addition, dividends paid by the Company would not qualify for “qualified dividend income” treatment. Further, there are additional requirements imposed on a U.S. corporation that has failed the substantial business activities test and met the 60% ownership test, including that such U.S. corporation must include, as base erosion payments that may be subject to a minimum tax, any amounts treated as reductions in gross income paid to a related non-U.S. person within the meaning of Section 59A of the Code.

Based upon the terms of the Business Combination and Pre-Closing Reorganization, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, we do not expect that the Section 7874 ownership percentage will be less than 60% after the Business Combination. Accordingly, the Company is not expected to be treated as a U.S.

corporation for U.S. federal income tax purposes, dividends paid by the Company may be “qualified dividends” (subject to the discussion below regarding the passive foreign investment company rules and other applicable requirements under Section 1 of the Code) and the U.S. subsidiaries of the Company are not expected to be subject to the limitations and other rules described above under Section 7874 of the Code. However, whether the 80% ownership test (or 60% ownership test) has been satisfied will be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or adverse rule changes. In addition, the rules for determining ownership under Section 7874 of the Code are complex and unclear.

If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes. However, if the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, dividend payments would generally constitute “qualified dividends” and be subject to tax at the rates accorded to long-term capital gains. Furthermore, if the IRS were to successfully assert that the 60% ownership test has been met, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited.

The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes, that dividends of the Company could be eligible to be treated as “qualified dividends” (if all other requirements are satisfied), and that the U.S. subsidiaries of the Company will not be subject to the limitations and other rules under Section 7874 of the Code.

American Depositary Shares

Each AD security represents the right to receive, and to exercise the beneficial ownership interests in, one Class A Share, one Class C-1 Share or Class C-2 Share (as applicable) on deposit with the depositary and/or custodian. An AD security also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the AD security but that has not been distributed to the owners of AD securities because of legal restrictions or practical considerations.

The remainder of this discussion assumes that, for U.S. federal income tax purposes, ownership of AD securities will be treated as ownership of the underlying Class A Shares or Class C Shares (as applicable).

U.S. Holders

For purposes of this discussion, a U.S. Holder means a beneficial owner of AD securities that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Consequences to Holders of Class A ADSs

a. Distributions on Class A ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Class A ADSs generally will be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain, nor is it required to maintain, calculations of its earnings and profits under U.S. federal income tax principles, it is currently expected that any distributions generally will be reported to U.S. Holders as dividends. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, dividends will be taxed at the lower applicable long-term capital gains rate if Class A ADSs are readily tradable on an established securities market in the United States (which they will be if the Class A ADSs are traded on the Nasdaq) and certain other requirements are met, including that the Company is not classified as a passive foreign investment company during the taxable year in which the dividend is paid or the preceding taxable year and certain holding period requirements are met. There can be no assurance that Class A ADSs will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their own tax advisors regarding the potential availability of the lower rate for any dividends paid with respect to Class A ADSs.

b. Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange or other taxable disposition of Class A ADSs in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such securities. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class A ADSs generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such Class A ADS exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Class A ADSs generally will be treated as U.S. source gain or loss for foreign tax credit purposes.

If the Company redeems Class A ADSs, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Class A ADSs pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of the Company’s stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of, among other things, owning multiple classes of AD securities) relative to all of shares of the Company’s stock both before and after the redemption. A redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in the Company or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Class A ADSs actually owned by the U.S. Holder, but also shares of stock of the Company that are actually or constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to AD securities owned directly, AD securities owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any AD securities the U.S. Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of the Company’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of such Class A ADSs must, among other requirements, be less than 80% of the percentage of the Company’s outstanding voting AD securities actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the AD securities actually and constructively owned by the U.S. Holder are redeemed or AD securities actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares of stock of the Company. The redemption of Class A ADSs will not be essentially equivalent to a dividend if the redemption from a U.S. Holder’s results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss with the consequences described in the first paragraph under this heading.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a distribution as described above in “—Distributions on Class A ADSs.”

Consequences to Holders of Class C ADSs

The U.S. federal income tax treatment of the Class C ADSs is uncertain because there is no authority addressing instruments with the terms like the Class C ADS. We intend to treat the Class C ADSs as stock of the Company for U.S. federal income tax purposes, however, it is possible that the Class C ADSs could be treated as warrants exercisable for stock of the Company. The Company intends to treat the Class C ADSs as stock of the Company rather than as warrants. However, holders of Class C ADSs are urged to consult their tax advisors regarding the U.S. federal income tax considerations relating to the ownership, conversion, or disposition of Class C ADSs.

a. Class C ADSs Treated as Stock

The following discussion assumes that the Class ADSs are treated as stock for applicable U.S. federal income tax purposes.

i. Sale, Exchange, Redemption or Other Taxable Disposition of Class C ADSs

If the Class C ADSs are treated as stock for U.S. federal income tax purposes, then the consequences of a sale, exchange, redemption or other taxable disposition of a Class C ADSs are the same as described above under the heading “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs.”

ii. Conversion of a Class C ADS

The treatment of a conversion of Class C ADSs to Class A ADSs is unclear. Subject to the PFIC rules and the discussion of cashless conversion discussed below, U.S. Holder may be treated as in part exchanging the converted Class C ADSs for Class A ADSs, and in part “exercising” such Class C ADSs. In this case, a U.S. Holder generally will not recognize gain or loss upon the conversion of a Class C ADS to a Class A ADS and would generally bifurcate its holding period in the Class A ADSs received upon conversion of the Class C ADSs, with a portion of the holding period of the Class A ADSs including the holding period of the Class C ADSs converted thereto, and a portion of the holding period of the Class A ADSs beginning on the date following the conversion. The ratio of such portions should be equal to the ratio of the fair market value of the converted Class C ADSs to the amount of the conversion price. A U.S. Holder’s tax basis in a Class A ADS received upon conversion of a Class C ADS generally should be an amount equal to the sum of (i) the U.S. Holder’s tax basis in the Class C ADS exchanged therefor and (ii) the conversion price. In the event that a Class C ADS is not converted to a Class A ADS prior to the applicable expiration date (a “conversion expiration”), a U.S. Holder may be able to recognize a capital loss equal to such U.S. Holder’s tax basis in such Class C ADS.

Additionally, under the terms of the Class C ADSs, there are certain circumstances in which there may be a cashless conversion of the Class C ADSs. The tax consequences of such cashless conversion of a Class C ADS are not clear under current U.S. federal income tax law. A cashless conversion may be tax-deferred, either because the conversion is treated as a recapitalization for U.S. federal income tax purposes or because the conversion is not a realization event. In either tax-deferred situation, a U.S. Holder’s basis in the Class A ADSs received would equal the U.S. Holder’s basis in the Class C ADSs converted therefor. If the cashless conversion were treated as a recapitalization, the holding period of the Class A ADSs would include the holding period of the Class C ADSs converted therefor. If the cashless conversion were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A ADSs would be treated as commencing on the date of conversion of the Class C ADSs or the day following the date of conversion of the Class C ADSs. Further, under certain conditions, the Company has the right to redeem Class C ADSs for cash or for Class A ADSs.     If the Class C ADSs are redeemed for Class A ADSs, the tax consequences of such redemption generally will be similar to those of a cashless conversion as discussed above.

Due to the uncertain nature of the U.S. federal income tax treatment of the Class C ADSs, there is no assurance that a conversion of Class C ADSs or redemption of Class C ADSs for Class A ADSs would be treated as described above, and it is possible the IRS or a court of law could take a position that such a conversion or redemption for Class A ADSs should be treated as part of a taxable exchange in which gain or loss would be recognized. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a conversion of Class C ADSs or redemption of Class C ADSs for Class A ADSs.

b. Class C ADS Treated as Warrants

The following section assumes that the Class C ADSs are treated as warrants exercisable for Class A common stock, notwithstanding the Company’s position that the Class C ADSs are treated as stock.

i. Sale, Exchange, Redemption or Other Taxable Disposition of Class C ADSs

If the Class C ADSs are treated as warrants for U.S. federal income tax purposes, then the consequences of a sale, exchange, redemption or other taxable disposition of a Class C ADSs are the same as described above under the heading “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs.”

ii. Conversion of a Class C ADS

If Class C ADSs are treated as warrants exercisable for Class A ADSs for U.S. federal income tax purposes, subject to the PFIC rules discussed below, and except as discussed below with respect to a cashless conversion, a U.S. Holder generally will not recognize gain or loss upon the conversion of a Class C ADS to Class A ADSs. A U.S. Holder’s tax basis in Class A ADSs received upon conversion of Class C ADSs generally should be an amount equal to the sum of (i) the U.S. holder’s tax basis in the Class C ADSs exchanged therefor and (ii) the conversion price. The U.S. Holder’s holding period for Class A ADSs received upon conversion of Class C ADSs will begin on the date following the date of conversion (or possibly the date of conversion) of the Class C ADSs and will not include the period during which the U.S. Holder held the Class C ADSs. If a Class C ADS is not converted to a Class A ADS prior to the applicable expiration date (a “conversion expiration”), a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Class C ADS.

If the Class C ADSs are treated as warrants for U.S. federal income tax purposes, the tax consequences of a cashless conversion of a Class C ADS are not clear under current U.S. federal income tax law. If the cashless conversion is treated as tax-deferred, the consequences are as described in the section above titled “—Class C ADSs Treated as Stock.”

It is also possible that a cashless exercise of Class C ADS could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Class C ADSs treated as surrendered to pay the exercise price of the Class A ADSs (the “surrendered Class C ADSs”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered Class C ADSs in an amount generally equal to the difference between (i) the fair market value of the

Class C ADSs deemed surrendered and (ii) the U.S. Holder’s tax basis in the surrendered Class C ADSs. In this case, a U.S. Holder’s tax basis in the Class A ADSs received would equal the U.S. Holder’s tax basis in the Class C ADSs converted (meaning, the Class C ADSs disposed of by the U.S. Holder in the cashless conversion, other than the surrendered Class C ADSs) and the exercise price of such Class C ADSs. It is unclear whether a U.S. Holder’s holding period for the Class A ADSs would commence on the date of the conversion of the Class C ADSs or the day following the date of exercise of the Class C ADSs.

Further, under certain conditions, the Company has the right to redeem Class C ADSs for cash or for Class A ADSs, as discussed in the sections titled “ —Redemption of Class C Shares for cash,” and “—Redemption of Class C Shares for Class A ADSs,” respectively. If the Class C ADSs are redeemed for cash, the tax consequences generally will be as described in the section titled “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs.”

If the Class C ADSs are redeemed for Class A ADSs, the tax consequences of such redemption generally will be similar to those of a cashless conversion as discussed above. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be approved by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of the cashless conversion of Class C ADSs.

Possible Constructive Distributions

The terms of each Class C ADS provide for an adjustment to the number of Class A ADSs for which an Class C ADS may be exercised or converted, or to the exercise or conversion price of a Class C ADS in certain events, as discussed in the section titled Item 10.B “Additional Information—Articles of Association—Description of Company Share Capital and Polestar Articles—Class C Shares.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Class C ADS would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of the Class A ADSs that would be obtained upon exercise or conversion) as a result of a distribution of cash to the holders of Class A ADSs which is taxable to the U.S. Holders of such Class A ADSs as described under “—Distributions on Class A ADs” above. Such constructive distributions would be subject to tax as described under that section in the same manner as if the U.S. holder received a cash distribution from the Company equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the AD securities could be materially different from that described above if the Company is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and certain rents. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of the Company’s income and assets (including the income and assets of each subsidiary for which the Company owns, directly or indirectly, 25% or more (by value) of its stock), the Company does not expect to be classified as a PFIC for its current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year.

If the Company is or becomes a PFIC during any year in which a U.S. Holder holds AD securities and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to special tax rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of its AD securities, and (ii) any “excess distributions” it receives on its Class A ADSs (generally, any distributions in excess of 125% of the average of the annual distributions on Class A ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which the U.S. Holder held its AD securities;

•	the amount allocated to the current taxable year will be treated as ordinary income; and

•

the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In lieu of being subject to the special tax rules discussed above with regard to its Class A ADSs, a U.S. Holder may make a mark-to-market election with respect to its AD securities and with respect to its Class C ADSs if treated as stock. A U.S. Holder may make a mark-to-market election if such shares are treated as “marketable stock.” A mark-to-market election is not available with respect to the Class C ADSs if they are treated as warrants. The AD securities generally will be treated as marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a qualified non-U.S. exchange or other market (within the meaning of the applicable Treasury regulations). Although the AD securities are expected to be listed on Nasdaq, no assurance can be given that the AD securities will be “regularly traded” for purposes of the mark-to-market election. The Company currently does not intend to provide information necessary for U.S. Holders to make a “qualified electing fund” election which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If the Company is classified as a PFIC for any taxable year, a U.S. Holder of AD securities will be required to file an annual report on IRS Form 8621. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding AD securities in the event that the Company is considered a PFIC in any taxable year.

Additional Reporting Requirements

U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for AD securities held in accounts maintained at certain financial institutions). An interest in AD securities constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to the ownership and disposition of AD securities.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Material United Kingdom Tax Considerations

The following is intended as a general guide to current United Kingdom tax law and HMRC published practice applying as at the date of this Report (both of which are subject to change at any time, possibly with retrospective effect) relating to (i) the United Kingdom withholding tax implications of dividends paid by the Company in respect of Class A Shares and Class C-1 Shares and (ii) the United Kingdom stamp duty and SDRT implications of transfers of, and agreements to transfer, AD securities. It does not constitute legal or tax advice and does not purport to be an analysis of any other United Kingdom tax considerations relating to the acquisition, holding or disposing of AD securities or any other shares or securities that may be issued by the Company from time to time.

THESE PARAGRAPHS ARE A SUMMARY OF MATERIAL UNITED KINGDOM TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF AD SECURITIES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE AD SECURITIES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS.

Dividend Withholding Tax

Dividends paid by the Company in respect of Class A Shares and Class C-1 Shares should not be subject to any withholding or deduction for or on account of United Kingdom income tax.

Stamp Duty and Stamp Duty Reserve Tax—Transfers of AD securities

The statement in this section assumes that the AD securities are held at all relevant times through the clearance service facilities of DTC and that all transfers of the AD securities take place in paperless form without the creation of any written instrument of transfer. This section does not consider the implications of transfers of, or agreements to transfer, any Company securities held in certificated form.

No SDRT should be required to be paid on a paperless transfer of AD securities through the clearance service facilities of DTC, provided that DTC has not made an election under section 97A of the United Kingdom Finance Act 1986, and such AD securities are held through DTC at the time of any agreement for their transfer.

F. Dividends and Paying Agents

The Company has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends. Also see “—Dividends and Distributions” in Item 8.A of this Report and Item 10.B “Additional Information—Articles of Association—Polestar Articles and English Law Considerations—Other English Law Considerations—Distributions & Dividends.”

G. Statement by Experts

The financial statements of Gores Guggenheim, Inc. as of December 31, 2020 and for the period from December 21, 2020 (inception) through December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, GGI’s former independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Gores Guggenheim, Inc. as of December 31, 2021, have been included herein in reliance upon the report of WithumSmith+Brown, PC, GGI’s independent registered accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Additionally, Withum conducted a review of GGI’s financials for the quarterly period ending March 31, 2022.

The financial statements of Polestar Automotive Holding Limited as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included herein have been audited by Deloitte AB, independent registered public accounting firm. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) as of September 15, 2021 and December 31, 2021 and for the period September 15, 2021 to December 31, 2021 included herein have been audited by Deloitte AB, independent registered public accounting firm. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Report under Item 5.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Description Of The Company’s American Depositary Securities

The below summarizes the terms of the ADSs.

ADSs

Citibank, N.A. is the depositary for the Company’s American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London).

The Company appointed Citibank as depositary pursuant to three separate deposit agreements, one for the Class A ADSs representing the Class A Shares, one for the Class C-1 ADSs representing C-1 Shares and one for the Class C-2 ADSs representing the Class C-2 Shares (as applicable). The Company may refer to the Class A Shares, the Class C-1 Shares and the Class C-2 Shares as the “Shares” and any such reference is to the applicable Shares of the Class corresponding to the applicable ADSs. A draft copy of each of the deposit agreements is on file with the SEC under cover of Registration Statements on Form F-6. You may obtain a copy of the deposit agreements from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-263479 (for the Class A ADSs), 333-263480 (for the Class C-1 ADSs), and 333-263481 (for the Class C-2 ADSs), respectively, when retrieving such copy.

The Company is providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the applicable deposit agreement and not by this summary. Any reference herein to “deposit agreement” is to the deposit agreement for the applicable ADSs, that is: the Class A Share deposit agreement governs the Class A ADSs representing the Class A Shares, the Class C-1 Share deposit agreement governs the Class C-1 ADSs representing the Class C-1 Shares and the Class C-2 Share deposit agreement governs the Class C-2 ADSs representing the Class C-2 Shares. As such, holders of ADSs representing one class of Shares have no rights or obligations under the deposit agreement for any other class of Shares. The Company urges you to review the applicable deposit agreements in their entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreements.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one Class A Share (in the case of a Class A ADS), or one Class C-1 Share (in the case of a Class C-1 ADS), or one Class C-2 Share (in the case of a Class C-2 ADS), on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The Company and the depositary may agree to change the

ADS-to-Share ratio by amending the applicable deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of the applicable ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the applicable ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the applicable deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the applicable deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement for your ADSs, and the ADR evidencing your ADSs specify the Company’s rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, the Company’s obligations to the holders of the Shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, the Company or any of its or its respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, the Company will not treat you as one of its shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC, which nominee will be the only “holder” of such ADSs for purposes of the deposit agreement and any applicable ADR. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, this section will refer to you as the “holder.” The references to “you” assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Shares with the beneficial ownership rights and interests in such Shares being at all times vested with the beneficial owners of the ADSs representing the applicable Shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all corresponding deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Shares, the transfer of which is restricted due to contractual or regulatory limitations and commonly referred to as “Restricted Shares,” are eligible for deposit under the deposit agreements only in limited circumstances described under the section titled “—Restricted ADSs,” below.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions the Company makes on the corresponding securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever the Company makes a cash distribution for the securities on deposit with the custodian, the Company will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders of the applicable ADSs, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever the Company makes a free distribution of Shares for the securities on deposit with the custodian, the Company will deposit the applicable number of Shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to the applicable holders new ADSs representing the Shares deposited or modify the ADS-to-Share ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever the Company intends to distribute rights to subscribe for additional Shares, the Company will give prior notice to the depositary and will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to the applicable holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to the applicable holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to the applicable holders of ADSs, and if the Company provides all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	the Company does not timely request that the rights be distributed to you or the Company requests that the rights not be distributed to you;

•	the Company fails to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to the applicable holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever the Company intends to distribute a dividend payable at the election of shareholders either in cash or in additional Shares, the Company will give prior notice thereof to the depositary and will indicate whether the Company wishes the elective distribution to be made available to you. In such case, the Company will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if the Company has provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever the Company intends to distribute property other than cash, Shares or rights to subscribe for additional Shares, the Company will notify the depositary in advance and will indicate whether it wishes such distribution to be made to you. If so, the Company will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if the Company provides to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the applicable holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the applicable deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	the Company does not request that the property be distributed to you or if the Company requests that the property not be distributed to you;

•	the Company does not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption and, with respect to Class C Shares, Mandatory Conversion

Whenever the Company decides to exercise its right of redemption and/or, with respect to the Class C Shares, mandatory conversion, of any of the securities on deposit with the custodian, the Company will notify the depositary in advance. If it is practicable and if the Company provides all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption and/or, with respect to the Class C Shares, mandatory conversion to the applicable holders.

The custodian will be instructed to surrender the deposited securities being redeemed and/or, with respect to the Class C Shares, mandatorily converted against payment of the applicable redemption and/or, with respect to the Class C Shares, mandatory conversion price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption and/or, with respect to the Class C Shares, mandatory conversion upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption and/or, with respect to the Class C Shares, mandatory conversion of your ADSs. If less than all ADSs are being redeemed and/or, with respect to the Class C Shares, mandatorily converted, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting Shares

The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the applicable deposit agreement, the applicable ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

Upon completion of the Business Combination, the Shares being offered in connection with the Business Combination were deposited by the Company with the custodian. Upon receipt of confirmation of such deposit, the depositary issued ADSs representing the deposited Shares to the order of Computershare Inc., a Delaware corporation and Computershare Trust Company, N.A., a federally chartered trust company, in their capacities as transfer agent and exchange agent for the Business Combination for the distribution to the holders of GGI Common Stock and GGI Warrants entitled thereto.

The depositary may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary will deliver the corresponding ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian. Your ability to deposit Shares and receive ADSs may be limited by U.S. and English legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised.

•	You are duly authorized to deposit the Shares.

•

The Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (except as contemplated below and in the applicable deposit agreement).

•	The Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, the Company and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Shares at the custodian’s offices. Your ability to withdraw the Shares held in respect of the ADSs may be limited by U.S. and English legal considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) the Shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Shares represented by your ADSs. The voting rights of holders of Shares are described in Item 10.B. “Additional Information—Articles of Association—Description of Company Share Capital and Polestar Articles—Company Securities—Voting Rights.”

At the Company’s request, the depositary will distribute to you any notice of shareholders’ meeting received from the Company together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs as of a specified record date, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with the voting instructions received from the holders of ADSs.

Deposited securities represented by ADSs for which no timely voting instructions are received by the depositary from the holder shall not be voted (except as otherwise contemplated in the deposit agreement). If the depositary timely receives voting instructions from a holder which fail to specify the manner in which the depositary is to vote the deposited securities represented by such holder’s ADSs, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the depositary to vote in favor of the items set forth in such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. The Company cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Other than the initial deposit in connection with the Business Combination, issuance of ADSs (e.g., an issuance of ADS upon a deposit of Shares, upon a change in the ADS(s)-to-Share ratio or conversion of Class C Shares/ Class C ADSs or for any other reason), excluding ADS issuances as a result of distributions of Shares

Up to US$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, upon conversion of Class C ADSs into Class A ADSs, or upon conversion of Restricted ADSs (each as defined in the applicable deposit agreement) into freely transferable ADSs, and vice versa).

Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges (including any applicable stamp duty or SDRT);

•

the registration fees as may from time to time be in effect for the registration of Shares on the share register and applicable to transfers of Shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, ADSs and ADRs;

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program; and

•

the amounts payable to the depositary by any party to the applicable deposit agreement pursuant to any ancillary agreement to the applicable deposit agreement in respect of the ADR program, the ADSs, and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by the Company and by the depositary. You will receive prior notice of such changes. The depositary may reimburse the Company for certain expenses incurred by the Company in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary agree from time to time.

Amendments and Termination

The Company may agree with the depositary to modify the deposit agreement at any time without your consent. The Company undertake to give holders of the applicable ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. The Company will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, the Company may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement for your ADSs if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

The Company has the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders of ADSs issued under that deposit agreement at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit under the terminated deposit agreement. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the applicable holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the applicable holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Shares represented by ADSs and to direct the depositary of such Shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from the Company as a holder of deposited securities that the Company make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if the Company asks it to do so.

Limitations on Obligations and Liabilities

The deposit agreement limits the Company’s obligations and the depositary’s obligations to you. Please note the following:

•	The Company and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to accurately determine the lawfulness or practicality of any action, for the content of any document forwarded to you on the Company’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of the Company’s notices or for the Company’s failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.

•	The depositary shall not be liable for acts or omissions of any successor depositary in connection with any matter arising wholly after the resignation or removal of the depositary.

•	The Company and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

The Company and the depositary disclaim any liability if the Company or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, including regulations of any stock exchange or by reason of present or future provision of any provision of the Company’s articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond the Company’s control.

•

The Company and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the Company’s articles of association or in any provisions of or governing the securities on deposit.

•

The Company and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting securities for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of the Company in good faith to be competent to give such advice or information.

•

The Company and the depositary also disclaim liability for the inability by a holder or beneficial holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.

•	The Company and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	The Company and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•

The Company and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among the Company, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to the Company or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to the Company or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. The Company, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify the Company, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the applicable holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to the applicable holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Shares (including Shares represented by ADSs) are governed by the laws of England and Wales.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST THE COMPANY AND/ OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against the Company or the depositary arising out of or relating to the Shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If the Company or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Restricted ADSs

In order to enable the deposit of Shares, the transfer of which is restricted due to contractual or regulatory limitations, commonly referred to as “Restricted Shares,” the Company and the depositary have agreed, by means of letter agreements, to create restricted series of American depositary shares referred to as “Restricted ADSs” or “RADSs,” in accordance with the terms of the deposit agreements. The RADS letter agreements supplement the deposit agreements. Forms of the RADS letter agreements are on file with the SEC under cover of the applicable Registration Statements on Form F-6. You may obtain a copy of the RADS letter agreements from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the depositary.

The Restricted ADSs differ from the freely transferable ADSs in certain respects. These differences include the following:

•	Listing: The Restricted ADSs are not listed on any securities exchange or trading system in the United States.

•	CUSIP Number: The CUSIP number for the Restricted ADSs is different from the CUSIP number for the freely transferable ADSs.

•	Transfer Restrictions: The Restricted ADSs may, after issuance, be sold or otherwise transferred only on the terms described below.

•	Legend: The Restricted ADSs will be subject to a transfer legend substantially in the form of all or some of the following:

“THE RESTRICTED ADSs AND THE RESTRICTED SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY JURISDICTION. THE RESTRICTED ADSs MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED OR DELIVERED EXCEPT (A) TO A PERSON OTHER THAN A U.S. PERSON (WITHIN THE MEANING GIVEN TO SUCH TERM IN REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”)) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER, (C) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING THE APPLICABLE SALE, PLEDGE, TRANSFER AND DELIVERY, AND, IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. THE COMPANY AND THE DEPOSITARY SHALL BE ENTITLED TO RECEIVE FROM THE HOLDER OF THE RESTRICTED ADSs SEEKING TO SELL, PLEDGE OR OTHERWISE TRANSFER OR DELIVER THE RESTRICTED ADSs EVIDENCE SATISFACTORY TO THE DEPOSITARY AND THE COMPANY THAT THE TRANSFER RESTRICTIONS APPLICABLE TO THE RESTRICTED ADSs HAVE BEEN OR ARE BEING SATISFIED (WHICH MAY INCLUDE AN OPINION OF QUALIFIED COUNSEL).

THE RESTRICTED ADSs AND THE RESTRICTED SHARES REPRESENTED THEREBY ARE SUBJECT TO RESTRICTIONS PURSUANT TO THE SPONSOR AND SUPPORTING SPONSOR STOCKHOLDERS LOCK-UP AGREEMENT, DATED SEPTEMBER 27, 2021, AMONG POLESTAR AUTOMOTIVE HOLDING UK PLC (THE “COMPANY”), GORES GUGGENHEIM SPONSOR LLC AND THE OTHER PARTIES THERETO (AS AMENDED, THE “SPONSOR LOCK UP AGREEMENT”), OR THE PARENT

LOCK-UP AGREEMENTS, DATED SEPTEMBER 27, 2021, AMONG THE COMPANY AND THE OTHER PARTIES THERETO (AS AMENDED, THE “SPONSOR LOCK UP AGREEMENTS,” AND TOGETHER WITH THE SPONSOR LOCK UP AGREEMENT, THE “LOCK UP AGREEMENTS”), AS APPLICABLE, MAY ONLY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED DURING THE TERM OF THE LOCK-UP PURSUANT TO THE TERMS SET FORTH IN THE LOCK UP AGREEMENTS, AS APPLICABLE.”

The ADSs issued upon conversion of convertible RADSs may be issued in the form of RADSs unless the conversion (x) is registered under the Securities Act and the ADSs are held by a person who is not an affiliate of Polestar and (y) is exempt from registration under the Securities Act and the ADSs are held by a person who is not an affiliate of Polestar.

•

Segregation of Shares: Restricted Shares deposited with the custodian with respect to Restricted ADSs shall be held separate and distinct from the deposited securities held under the applicable deposit agreement.

•

Lack of Fungibility: The Restricted ADSs are not currently fungible with the freely transferable ADSs issued and outstanding under the applicable deposit agreement. The Restricted ADSs will not be fungible with the freely transferable ADSs outstanding under the applicable deposit agreement as long as the Restricted ADSs and the Restricted Shares represented thereby are “restricted securities” under the Securities Act or are otherwise subject to restrictions on transfer.

•

Withdrawal: The holders of Restricted ADSs will be able to request the withdrawal of the Restricted Shares represented by their Restricted ADSs only upon delivery to the depositary of (i) the applicable RADSs, all documentation contemplated in the applicable deposit agreement and the applicable RADS letter agreement and payment of all applicable fees and expenses of the depositary, and (ii) a certification to the effect, inter alia, that either (x) the holder will be the owner of the Restricted Shares being withdrawn and undertakes not to deposit the Restricted Shares under the applicable deposit agreement and to transfer such Restricted Shares only in a transaction meeting the requirements of the legend set forth above or (y) the holder has sold the Restricted Shares in a transaction meeting the requirements of Regulation S under the Securities Act and will make delivery of the Restricted Shares outside the U.S.

•

Book-Entry Settlement: The Restricted ADSs are not expected to be eligible for inclusion in any book-entry settlement system, including, without limitation, the book-entry settlement system maintained by DTC.

•

Conversion of RADSs into ADSs: Once the applicable transfer restrictions expire or if the transaction is covered by an effective resale registration statement, the RADSs may be exchangeable into freely transferable ADSs upon delivery of the RADSs to the depositary for exchange into freely transferable ADSs together with applicable supporting documents, legal opinions and depositary fees and taxes.

Conversion of Class C ADSs

Holders of Class C ADSs representing the Class C Shares may convert the Class C ADSs into Class A ADSs representing the Class A Shares on any New York and UK business day at any time commencing 30 days after the completion of the Business Combination, subject in each case to the terms and conditions of the applicable the Class C Shares (see Item 10.B “Additional Information—Articles of Association—Description of Company Share Capital and Polestar Articles—Class C Shares”) and the deposit agreement. The Class C Shares will only be accepted for conversion in multiples of one.

Any holder of Class C ADSs wishing to convert the Class C Shares represented by their Class C ADSs into Class A ADSs will need to take the following actions:

•

deliver the applicable Class C ADSs to the depositary, or one of its agents, together with instructions to cancel such Class C ADSs and to deliver the corresponding Class C Shares for conversion into Class A

Shares in the form of Class A ADSs and pay to the applicable conversion agent the applicable ADS fees; and

•

deliver to Citibank, N.A., as conversion agent and the depositary, a duly completed ADS / Class C Share conversion form together with the applicable conversion price (in U.S. Dollars) and applicable taxes.

Holders of Class C ADSs who duly convert the Class C Shares represented by their Class C ADSs will receive the Class A Shares represented by Class A ADSs, subject in each case to the terms of the Class C Shares in the Polestar Articles and the applicable deposit agreement.

A holder who converts the Class C Shares represented by their Class C ADSs will become the owner of the Class A Shares only upon receipt by as the applicable conversion agent, of (i) the requisite Class C Shares (upon cancellation of Class C ADSs), (ii) the duly completed conversion form, and (iii) the applicable conversion price and taxes. The form conversion instructions to be delivered to the applicable conversion agent, may be obtained from the depositary.

If the Company suspends the right to convert the Class C Shares at any time, the Company will give notice thereof to the depositary setting forth the term and reason for such suspension. Upon receipt of such notice, the depositary shall give notice thereof to the holders of Class C ADSs and shall refuse during the period of such suspension to accept instructions to cancel Class C ADSs for the purpose of converting Class C Shares.

Mandatory Conversion of Class C Shares

Whenever the Company decides to exercise its right to convert the Class C Shares in connection with a mandatory conversion, the Company will notify the depositary. If it is reasonably practicable and if the Company provides all of the documentation contemplated in the deposit agreement, the depositary will mail notice of the mandatory conversion to the holders of Class C Shares.

The custodian will be instructed to surrender the Class C Shares that are being mandatorily converted against payment of the applicable mandatory conversion price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the mandatory conversion upon surrender of their Class C ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the mandatory conversion of your Class C Shares. If less than all Class C ADSs are being mandatorily converted, the Class C ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Polestar Automotive Holding Limited’s and Polestar Automotive Holding UK PLC’s (formerly known as Polestar Automotive Holding UK Limited) financial statements are filed beginning on page F-1 at the end of this Report.

The audited financial statements of GGI for the period from December 21, 2020 (inception) through December 31, 2020 and for the year ended December 31, 2021 are included as Exhibit 15.1 to this Report.

The unaudited financial statements of GGI for the three months ended March 31, 2022 are included as Exhibit 15.2 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Articles of Association of Polestar Automotive Holding UK PLC, as currently in effect (incorporated by reference to Exhibit A to Exhibit 4.1 to GGI’s current report on Form 8-K filed with the SEC on June 27, 2022).

2.1*	Form of ADS Deposit Agreement – Class A ADSs (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No.: 333-263479) filed with the SEC on June 2, 2022).

2.2**	Form of Class A American Depositary Receipt.

2.3*	ADS Deposit Agreement—Class C-1 ADSs (incorporated by reference to Exhibit B to Exhibit 4.1 to GGI’s current report on Form 8-K filed with the SEC on June 27, 2022).

2.4**	Form of Class C-1 American Depositary Receipt.

2.5*	ADS Deposit Agreement—Class C-2 ADSs (incorporated by reference to Exhibit B to Exhibit 4.1 to GGI’s current report on Form 8-K filed with the SEC on June 27, 2022).

2.6**	Form of Class C-2 American Depositary Receipt.

2.7**	Warrant Agreement, dated March 22, 2021, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-1 to the proxy statement/prospectus).

2.8**	Amendment to Warrant Agreement, dated April 7, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-2 to the proxy statement/prospectus).

2.9**	Specimen Warrant Certificate (included as Exhibit A to Annex C to the proxy statement/prospectus) (incorporated by reference to Annex C to the proxy statement/prospectus).

2.10*	Class C Warrant Amendment, dated June 23, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to GGI’s current report on Form 8-K filed with the SEC on June 27, 2022).

4.1**##	Business Combination Agreement, dated as of September 27, 2021, by and among Gores Guggenheim Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-1 to the proxy statement/prospectus).

4.2**##	Amendment No. 1 to the Business Combination Agreement, dated as of December 17, 2021, by and among Gores Guggenheim Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-2 to the proxy statement/prospectus and was previously included as Exhibit 2.1 to GGI’s current report on Form 8-K, filed December 17, 2021).

4.3**##	Amendment No. 2 to the Business Combination Agreement, dated as of March 24, 2022, by and among Gores Guggenheim Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-3 to the proxy statement/prospectus and was previously included as Exhibit 2.1 to GGI’s current report on Form 8-K, filed March 25, 2022).

4.4**	Amendment No. 3 to the Business Combination Agreement, dated as of April 21, 2022, by and among Gores Guggenheim Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-4 to the proxy statement/prospectus and was previously included as Exhibit 2.1 to GGI’s current report on Form 8-K, filed April 21, 2022).

4.5**	Form of Subscription Agreement (incorporated by reference to Annex F to the proxy statement/prospectus).

4.6**	Form of Parent Lock-Up Agreement (incorporated by reference to Annex L to the proxy statement/prospectus).

4.7**	Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, dated as of September 27, 2021, by and among Gores Guggenheim Sponsor, LLC, Polestar Automotive Holding Limited, Polestar Automotive Holding UK Limited, Gores Guggenheim, Inc. and certain of its directors (incorporated by reference to Annex K-1 to the proxy statement/prospectus).

4.8**	Registration Rights Agreement, dated as of September 27, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-1 to the proxy statement/prospectus).

4.9**+	Form of Director & Officer Indemnity Agreement.

4.10**+	Form of Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan (incorporated by reference to Annex I to the proxy statement/prospectus).

4.11*+	Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan.

4.12**	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB.

4.13**†	Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB.

4.14**†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.15**	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.

4.16**†	Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Supplement to Car Model Assignment and License Agreement, dated as of September 23, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of June 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.17**†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd.

4.18**†	PHEV IP Sub-License Agreement, dated as of September 4, 2018, between Volvo Personvagnar AB and Polestar Performance AB.

4.19**†	PHEV IP Sub-License Agreement, dated as of September 7, 2018, between Volvo Personvagnar AB and Polestar New Energy Vehicle Co. Ltd, as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.20**†	Change Management Agreement, dated as of June 12, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.21**†	Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.22**†	Service Agreement, dated as of November 17, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar New Energy Vehicle Co., Ltd.

4.23**†	Service Agreement, dated as of November 13, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd.

4.24**†	Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.25**†	Service Agreement, dated as of December 21, 2018, between Daqing Volvo Car Manufacturing Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Daqing Volvo Car Manufacturing Co. Ltd.

4.26**†	Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.27**†	Service Agreement, dated as of December 21, 2018, between Volvo Car (Asia Pacific) Investment Holding Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd and Volvo Car (Asia Pacific) Investment Holding Co. Ltd.

4.28**†	Service Agreement, dated as of August 9, 2018, between Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Service Agreement, dated as of August 26, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar New Energy Vehicle Co., Ltd., AB.

4.29**†	Service Agreement, dated as of December 17, 2019, between Volvo Car Belgium NV, Ltd. and Polestar Performance AB, as amended by the Amendment to the Service Agreement, dated as of March 4, 2020, between Volvo Car Belgium NV, Ltd. and Polestar Performance AB.

4.30**†	Component Supply Agreement, dated as of 2018, between Polestar New Energy Vehicle Co., Ltd. and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch.

4.31**†	General Distributor Agreement, effective as of January 1, 2020, between Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch and Polestar Automotive China Distribution Co., Ltd.

4.32**†	License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB.

4.33**†	License and License Assignment Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.

4.34**†	Unique Vendor Tooling Agreement, dated as of December 23, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Geely Automobile Research & Development Co., Ltd.

4.35**†	Car Model Manufacturing Agreement, dated as of November 28, 2018, between First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of July 7, 2021, between Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution (Taizhou) Co., Ltd. and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd.

4.36**†	Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB., as supplemented by the Supplement Car Manufacturing Agreement, dated as of May 2021, between Polestar Performance AB and Asia Euro Manufacturing (Taizhou) Co. Ltd., as amended by the Amendment Car Model Manufacturing Agreement, dated as of July 7, 2021, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co. Ltd.

4.37**†	License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Agreement and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB.

4.38**†	License Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Polestar Performance AB, Polestar New Energy Vehicle Co., Ltd., Volvo Car Corporation and Volvo Cars (China) Investment Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.39**†	Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.

4.40**†	Service Agreement, dated as of June 30, 2019, between Volvo Cars (China) Investment Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Service Agreement, dated as of November 28, 2019, between Volvo Cars (China) Investment Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Cars (China) Investment Co., Ltd.

4.41**†	Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.

4.42**†	Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.

4.43**†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.

4.44**†	Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.

4.45**†	Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.

4.46**†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.

4.47**†	Performance Software Agreement, dated as of January 1, 2020, by and between Volvo Car Corporation and Polestar Performance AB.

4.48**†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB.

4.49**†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB.

4.50**†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.51**†	Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.52**†	Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB.

4.53**†	Service Agreement, dated as of January 28, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.54**†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.55**†	Service Agreement, dated as of May 11, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.56**†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.

4.57**†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.

4.58**†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.59**†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.60**†	Service Agreement, dated as of January 19, 2021, between Volvo Car UK Limited and Polestar Performance AB.

4.61**†	European CO2 Emission Credits 2020 Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.62**†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.

4.63**†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.

4.64**†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.

4.65**†	Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.

4.66**†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.

4.67**†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.

4.68**†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.

4.69**†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.

4.70**†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.

4.71**†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.

4.72**†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.

4.73**†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.

4.74**†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.

4.75**+†	Employment Agreement, effective as of July 1, 2017, by and between Polestar Performance AB and Thomas Ingenlath.

4.76**+†	Employment Agreement, dated as of September 17, 2021, by and between Polestar Performance AB and Johan Malmqvist.

4.77**+†	Employment Agreement, dated as of July 13, 2020, by and between Polestar Performance AB and Dennis Nobelius.

4.78**	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus and was previously included as Exhibit 10.2 to GGI’s current report on Form 8-K, filed December 17, 2021).

4.79**	Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement Amendment No. 1, dated December 17, 2021, by and among Gores Guggenheim Sponsor, LLC, Polestar Automotive Holding Limited, Polestar Automotive Holding UK Limited, Gores Guggenheim, Inc. and certain of its directors (incorporated by reference to Annex K-2 to the proxy statement/prospectus and was previously included as Exhibit 10.3 to GGI’s current report on Form 8-K, filed December 17, 2021).

4.80**†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.

4.81**	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Polestar Automotive Holding UK Limited, Snita, PSINV AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd. (incorporated by reference to Annex M-1 to the proxy statement/prospectus).

4.82**	Amendment No. 1 to the Acknowledgement Agreement to the Shareholders Agreement, dated March 24, 2022, by and among Polestar Automative Holding UK Limited, Snita, PSINV AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd. (incorporated by reference to Annex M-2 to the proxy statement/prospectus).

4.83**†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.

4.84**†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.

4.85**†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.

4.86**†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.

4.87**	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-3 to the proxy statement/prospectus and was previously included as Exhibit 10.2 to GGI’s current report on Form 8-K, filed March 25, 2022).

4.88**	Amendment No. 2 to Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement, dated March 24, 2022, by and among Gores Guggenheim Sponsor, LLC, Polestar Automotive Holding Limited, Polestar Automotive Holding UK Limited, Gores Guggenheim, Inc. and certain of its directors (incorporated by reference to Annex K-3 to the proxy statement/prospectus and was previously included as Exhibit 10.3 to GGI’s current report on Form 8-K, filed March 25, 2022).

4.89**†	Cooperation Agreement, dated April 1, 2020, by and between Polestar Automotive China Distribution Co., Ltd. and Hangzhou Easybao Technology Co., Ltd.

4.90**†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.

4.91*†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.

4.92*†	Sale & Purchase Agreement, dated as of June 21, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.

4.93*†	Importer Agreement, dated as of June 21, 2022, by and between Polestar Performance AB and Volvo Cars USA LLC.

4.94*†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.

8.1*	Subsidiaries of Polestar Automotive UK PLC.

15.1*	Financial Statements of Gores Guggenheim, Inc.

15.2*	Financial Statements of Gores Guggenheim, Inc.

15.3*	Consent of KPMG LLP, former independent registered accounting firm to Gores Guggenheim, Inc.

15.4*	Consent of WithumSmith+Brown, PC, independent registered accounting firm to Gores Guggenheim, Inc.

15.5*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding Limited.

15.6*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited).

15.7**	Declaration of Intent, dated March 3, 2022, by Snita Holding B.V.

15.8**	Declaration of Intent, dated March 3, 2022, by PSD Investment Ltd.

*	Filed herewith.
**	Incorporated by reference to the Company’s Registration Statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-360992) and filed with the SEC on May 23, 2022.
+	Indicates management contract or compensatory plan.
†

Certain confidential information (indicated by brackets and asterisks) has been omitted from this exhibit because it is both (i) not material and (ii) the type of information that the registrant treats as private or confidential.

##	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

June 29, 2022

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

By:	/s/ Johan Malmqvist
Name:	Johan Malmqvist
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Polestar Automotive Holding Limited

Consolidated Financial Statements—For the years ended December 31, 2021, 2020 and 2019

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited)

Consolidated Financial Statements—For the period September 15, 2021 to December 31, 2021

The Polestar Group

Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Polestar Automotive Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Polestar Automotive Holding Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements for the years ended December 31, 2021, 2020 and 2019, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company’s revenue primarily consists of revenue from the sales of vehicles, which are sold to individuals (end customers), fleet customers, financial service providers, and dealers based on contractual agreements. The Company recognizes revenue at the point in time when the customer obtains control of the vehicle, and thus has the ability to direct the use of, and obtain the benefits from, the vehicle. During the year ended December 31, 2021, the Company recognized approximately $1,290 million of revenue related to sales of vehicles.

We identified revenue recognition related to the sales of vehicles as a critical audit matter because of the nature of the various agreements and the complexity of certain terms in these contracts, such as the existence of repurchase commitments. This required both extensive audit effort due to the variation in terms between, and complexity of some of the contracts, as well as a high degree of auditor judgment in determining the audit procedures as well as the nature and extent of audit evidence required to determine that revenue recognition was appropriate.

As disclosed by management, the Company identified a material weakness in its internal controls over revenue recognition, which impacted this matter.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included evaluating the nature and extent of audit procedures performed. Our audit procedures related to revenue recognized for the sale of vehicles included, but were not limited to:

•

We obtained an understanding of management’s process for identifying and reviewing contracts with customers and determining the revenue recognition treatment in accordance with IFRS 15, Revenue from Contracts with Customers.

•

For a selection of agreements with customers, we obtained the contract and reviewed the contract for those terms that could impact the appropriateness of revenue recognition. For those contracts identified with complex terms, we evaluated whether the Company appropriately accounted for those contracts in accordance with IFRS 15.

•

We performed detail transaction testing for a sample of revenue, by obtaining and inspecting sales orders or contracts with the customer and other related source documents, including delivery documents, invoices and cash receipts, as applicable, to determine that control has transferred to the customer

•	We also considered audit evidence obtained throughout our audit as to whether there is any wider information relevant to the point in time at which the Company recognizes revenue.

/s/ Deloitte AB

Gothenburg, Sweden

April 21, 2022

We have served as the Company’s auditor since 2021.

Polestar Automotive Holding Limited

Consolidated Statement of Loss

(in thousands of U.S. dollars except per share data and unless otherwise stated)

		For the year ended December 31,
	Note	2021	2020	2019
Revenue	4	1,337,181	610,245	92,415
Cost of sales	5	(1,336,321)	(553,724)	(39,790)

Gross profit		860	56,521	52,625

Selling, general and administrative expenses	5	(714,724)	(314,926)	(210,572)
Research and development expenses	5	(232,922)	(183,849)	(34,386)
Other operating income and expenses, net	7	(48,053)	1,766	1,339

Operating loss		(994,839)	(440,488)	(190,994)

Finance income	8	32,970	3,199	16,226
Finance expenses	8	(45,249)	(34,034)	(21,192)

Loss before income taxes		(1,007,118)	(471,323)	(195,960)

Income tax expense	10	(336)	(13,535)	(2,015)

Net loss		(1,007,454)	(484,858)	(197,975)

Net loss per share (in U.S. dollars)	11
Basic		(4.39)	(2.40)	(0.99)
Diluted		(4.39)	(2.40)	(0.99)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Polestar Automotive Holding Limited

Consolidated Statement of Comprehensive Loss

(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	Note	2021	2020	2019
Net loss		(1,007,454)	(484,858)	(197,975)
Other comprehensive (loss) income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(33,149)	30,266	(3,244)

Total other comprehensive (loss) income:		(33,149)	30,266	(3,244)

Total comprehensive loss		(1,040,603)	(454,592)	(201,219)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Polestar Automotive Holding Limited

Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	As of the year ended December 31,
	Note	2021	2020
Assets
Non-current assets
Intangible assets and goodwill	12	1,368,356	1,171,337
Property, plant and equipment	9, 13	208,193	201,671
Vehicles under operating leases	9	120,626	—
Other non-current assets		1,682	1,442
Deferred tax asset	10	3,850	2,157

Total non-current assets		1,702,707	1,376,607

Current assets
Cash and cash equivalents	14	756,677	316,424
Marketable securities	14	1,258	—
Restricted cash		—	50,206
Trade receivables	15	157,753	99,250
Trade receivables - related parties	15, 23	14,688	208,444
Accrued income - related parties	23	5,103	—
Inventories	16	545,743	432,531
Current tax assets		5,562	4,771
Other current assets	17	120,202	60,331
Total current assets		1,606,986	1,171,957

Total assets		3,309,693	2,548,564

Equity
Share capital		(1,865,909)	(1,318,752)
Other contributed capital		(35,231)	—
Foreign currency translation reserve		16,784	(16,365)
Accumulated deficit		1,761,860	754,406

Total equity	18	(122,496)	(580,711)

Liabilities
Non-current liabilities
Contract liabilities	4	(28,922)	(12,424)
Deferred tax liabilities	10	(509)	(6,548)
Other non-current provisions	19	(38,711)	(18,537)
Other non-current liabilities	14	(11,764)	(312)
Other non-current interest-bearing liabilities	9	(66,575)	(61,840)

Total non-current liabilities		(146,481)	(99,661)

Current liabilities
Trade payables	14	(114,296)	(67,985)
Trade payables - related parties	23	(1,427,678)	(1,077,423)
Accrued expenses - related parties		(315,756)	(104,997)
Advance payments from customers		(36,415)	(25,586)
Current provisions	19	(44,042)	(35,579)
Liabilities to credit institutions	21	(642,338)	(363,490)
Current tax liabilities		(13,089)	(9,671)
Interest-bearing current liabilities	9, 23	(10,283)	(11,187)
Interest-bearing current liabilities - related parties	21, 23	(13,789)	—
Contract liabilities	4	(58,368)	(4,648)
Other current liabilities	20	(364,662)	(167,626)

Total current liabilities		(3,040,716)	(1,868,192)

Total liabilities		(3,187,197)	(1,967,853)

Total equity and liabilities		(3,309,693)	(2,548,564)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Polestar Automotive Holding Limited

Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	Note	2021	2020	2019
Cash flows from operating activities
Net loss		(1,007,454)	(484,858)	(197,975)
Adjustments to reconcile net loss to net cash flows
Depreciation and amortisation		239,164	216,077	32,552
Additions (reversals) for warranties		63,114	58,651	2
Inventory impairment		31,984	35,984	—
Finance income		(32,969)	(3,199)	(16,226)
Finance expense		45,249	34,034	21,192
Income tax expense		336	13,535	2,015
Losses (gains) on disposals of assets		—	16	—
Other non-cash expense and income		11,560	14,048	1,876
Change in operating assets and liabilities
Inventories		(169,816)	(428,067)	(20,801)
Vehicles under operating leases		(120,626)	—	—
Contract liabilities		70,220	17,071	—
Trade receivables, prepaid expenses and other assets		48,574	(268,004)	(62,316)
Trade payables, accrued expenses and other liabilities		519,676	764,661	46,471
Interest received		1,396	3,199	13,286
Interest paid		(12,564)	(30,198)	(10,135)

Cash used for operating activities		(312,156)	(57,050)	(190,059)

Cash flows from investing activities
Additions to property, plant and equipment	22	(24,701)	(49,599)	(71,784)
Additions to intangible assets	22	(104,971)	(194,108)	(213,664)

Cash used for investing activities		(129,672)	(243,707)	(285,448)

Cash flows from financing activities
Change in restricted deposits		48,830	134,681	205,681
Proceeds from short-term borrowings		698,882	569,087	388,625
Principal repayments of short-term borrowings		(411,950)	(780,167)	(365,840)
Principal repayments of lease liabilities		(8,578)	(2,298)	(939)
Proceeds from the issuance of share capital and other contributed capital		582,388	438,340	247,880

Cash provided by financing activities		909,572	359,643	475,407

Effect of foreign exchange rate changes on cash and cash equivalents		(27,491)	21,340	(18,760)

Net increase (decrease) in cash and cash equivalents		440,253	80,226	(18,860)

Cash and cash equivalents at the beginning of the period		316,424	236,198	255,058

Cash and cash equivalents at the end of the period		756,677	316,424	236,198

The accompanying notes are an integral part of the Consolidated Financial Statements.

Polestar Automotive Holding Limited

Consolidated Statement of Changes in Equity

(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2019	18	—	631,352	(10,657)	(76,194)	544,501
Net loss		—	—	—	(197,975)	(197,975)
Other comprehensive loss		—	—	(3,244)	—	(3,244)

Total comprehensive loss		—	—	(3,244)	(197,975)	(201,219)

Shareholders’ contributions			247,880			247,880

Balance as of December 31, 2019		—	879,232	(13,901)	(274,169)	591,162

Net loss		—	—	—	(484,858)	(484,858)
Other comprehensive income		—	—	30,266	—	30,266

Total comprehensive loss		—	—	30,266	(484,858)	(454,592)

Changes in the consolidated group	3	880,412	(879,232)	—	4,621	5,801
Issuance of new shares		438,340	—	—	—	438,340

Balance as of December 31, 2020		1,318,752	—	16,365	(754,406)	580,711

Net loss		—	—	—	(1,007,454)	(1,007,454)
Other comprehensive loss		—	—	(33,149)	—	(33,149)

Total comprehensive loss		—	—	(33,149)	(1,007,454)	(1,040,603)

Shareholders’ contributions		—	35,231	—	—	35,231
Issuance of new shares		547,157	—	—	—	547,157

Balance as of December 31, 2021		1,865,909	35,231	(16,784)	(1,761,860)	122,496

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements

General information

Polestar Automotive Holding Limited (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group” or the “Group,” is a limited company incorporated in Hong Kong. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialisation and selling of vehicles, technology solutions and services related to battery electric vehicles. Polestar Group has a presence in nineteen markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 41878 Göteborg, Sweden.

In September 2020, a common control transaction restructured Polestar Group such that the parent company changed from Polestar Automotive (Shanghai) Co., Ltd (incorporated in the People’s Republic of China) to Polestar Automotive Holding Limited (incorporated in Hong Kong). Refer to Note 3 – Common control transaction for more details.

Polestar Group operations remained unchanged through this transaction. However, the jurisdiction changed from China to Hong Kong and the reporting currency changed from the Renminbi (“CNY”), the official currency of the People’s Republic of China, to the United States dollar (“USD”). The reporting currency of Polestar Group is the same as the currency of the registered share capital of the parent company.

On September 27, 2021, Polestar Group entered into a business combination agreement with Gores Guggenheim Inc., a Special Purpose Acquisition Company (“SPAC”). Immediately following the closing of the proposed transaction, the post-combination company intends to change its name to Polestar Automotive Holding UK Limited and expects to begin trading on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) under the ticker symbol “PSNY.”

As of December 31, 2021, PSD Investment Limited, a company controlled by Mr. Li Shufu, a private person, owns 42.7% of the Group. An additional 49.5% is owned by Volvo Cars via its subsidiaries Snita Holding B.V. and PS Investment AB, both limited companies. Other related parties and management own 1.8%, and the remaining 6.0% ownership is held by external investors.

Basis of preparation

The Consolidated Financial Statements in this annual report of Polestar Group are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.

This annual report is prepared in the presentation currency USD.

Going concern

Polestar Group’s financial statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2022-2025 business plan.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to Management pertaining to the twelve-month period after the issuance date of these consolidated financial statements was used in performing this assessment.

Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the years ended December 31, 2021, 2020 and 2019, amounted to $1,007,454, $484,858 and $197,975, respectively. Negative operating and investing cash flows for the years ended December 31, 2021, 2020 and 2019, amounted to $441,828, $300,757 and $475,507. respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.

Management’s 2022-2025 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, private equity contributions from existing shareholders, and the successful public listing in the United States from a merger with a SPAC that is expected to be completed in the first half of 2022. The timely realisation of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.

Based on these circumstances, Management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The consolidated financial statements do not include any adjustments to factor for the going concern uncertainty.

Adoption of new and revised standards

Effects of new and amended IFRS

Management has concluded the adoption of any of the below accounting pronouncements has not or will not have a material impact on the Group’s financial statements.

In May 2020, the IASB published an amendment to IFRS 16 – Leases (“IFRS 16”) – COVID-19-Related Rent Concessions in which they provide an accounting policy choice to lessees to apply practical relief for rent concessions arising due to the COVID-19 pandemic. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification and instead account for any change in lease payments resulting from the COVID-19-related rent concessions as it would under IFRS 16 – Leases, if the change were not a lease modification. In March 2021, the IASB published an amendment to IFRS 16 for Covid-19-related rent concessions beyond June 30, 2021 that extends the applicability of the 2020 amendment to IFRS 16.

In August 2020, the IASB published Interest Rate Benchmark Reform Phase 2 (Amendments to IFRS 9 – Financial Instruments (“IFRS 9”), IAS 39, IFRS 7, IFRS 4 – Insurance Contracts (“IFRS 4”) and IFRS 16), finalising its response to the ongoing reform of interest rate benchmarks around the world. The amendments

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

relate to changes to contractual cash flows, hedge accounting, and disclosures. For changes to contractual cash flows, a company is not required to derecognise or adjust the carrying amount of a financial instrument for changes required by the interest rate benchmark reform but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. Related to hedge accounting, a company does not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria. Amendments to disclosure requirements aim to assist reporting entities to provide investors with useful information about the effects of the reform on their financial statements.

New and amended IFRS issued but not yet effective

Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective for the period ended December 31, 2021, will not have a material impact on the Group’s financial statements.

The amendment to IFRS 3 updates reference to the Conceptual Framework for Financial Reporting and adds an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and IFRIC Interpretation 21 – Liens (“IFRIC 21”). The amendment also clarifies that contingent assets acquired in a business combination should not be recognised by the acquirer at the acquisition date. This amendment will be effective for annual reporting periods beginning on or after January 1, 2022.

The amendment to IAS 37 clarifies that both incremental and other contract performance costs directly related to the performance of the contracts are classified as direct contract performance costs. This amendment will be effective for annual reporting periods beginning on or after January 1, 2022.

Amendments to IAS 16 – Property, Plant and Equipment (“IAS 16”) clarify the accounting for costs related to the sale of property, plant and equipment (“PPE”). The amendment prohibits deducting proceeds produced before an asset is available for use from its cost. Accordingly, an entity will recognise such sales proceeds and related costs in profit or loss. The amendment also clarifies the meaning of “testing whether an asset is functioning properly” as assessing if the technical and physical performance of the asset matches the capabilities needed to be used in the production or supply of goods or services, for rental to others, or for administrative purposes. The amendments are effective for annual periods beginning on or after January 1, 2022.

The amendments to IAS 1 clarify that the presentation of liabilities as current or non-current is based off the rights that are in existence at the end of the reporting period, not the expectations about an entity’s exercise of certain rights to defer the settlement of a liability or other subsequent events. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023.

The amendment to IFRS 10 – Consolidated Financial Statement (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) clarifies the accounting treatment of sales or contributions of assets between an investor and its associates or joint ventures. If the non-cash asset sold or contributed constitutes a business under IFRS 3, the full gain or loss will be recognised by the investor. If the assets do not meet the definition of a business, the investor will recognise a gain or loss only to the extent of the investment of the other investors in the joint venture. An effective date has yet to be set for this amendment.

In May 2020, the IASB issued Annual Improvements to IFRSs 2018 – 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) in relation to allowing a subsidiary to measure cumulative translation

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

differences using amounts reported by its parent, ii) IFRS 9 in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 – Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 in relation to an illustrative example of reimbursement for leasehold improvements.

In June 2020, the IASB published amendments to IFRS 4 which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023.

In June 2020, the IASB published amendments to IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendment revised the effective date to January 1, 2023 but may be applied earlier provided the entity applies IFRS 9 and IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) at or before the date of initial application of the Standard. Further, among other changes, the amendment (1) includes additional scope exceptions, (2) includes additional guidance for recognition of insurance acquisition cash flows, (3) clarifies the application of IFRS 17 in interim financial statements, and (4) simplifies the presentation of insurance contracts in the statement of financial position.

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023.

In February 2021, the IASB issued amendments to IAS 8: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2021, the IASB issued amendments to IAS 12 – Income Taxes (“IAS 12”): Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In December 2021, the IASB issued an amendment to IFRS 17: Initial Application of IFRS 17 and IFRS 9 – Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. The Group does not expect any impact from the adoption of this amendment.

Presentation

In the Consolidated Statement of Financial Position, an asset is classified as a current asset when it is held primarily for the purpose of trading, is expected to be realised within twelve months of the date of the Consolidated Statement of Financial Position or consists of cash or cash equivalents, provided it is not subject to any restrictions. All other assets are classified as non-current. A liability is classified as a current liability when it is held primarily for the purpose of trading or is expected to be settled within twelve months of the date of the Consolidated Statement of Financial Position. All other liabilities are classified as non-current.

Basis of consolidation

The consolidated accounts include the Parent company and all subsidiaries over which the Parent, either directly or indirectly, exercises control. The Parent controls an entity when the Parent is exposed to, or has rights to,

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

variable returns from its involvement with the entity, has the ability to affect those returns through its power over the entity, and if it has power over decisions which affect investor returns (i.e., voting or other rights). All subsidiaries are fully consolidated from the date on which control is transferred to the Parent. They are deconsolidated from the date that control ceases. All inter-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated upon consolidation. As of December 31, 2021, 2020 and 2019, the Parent had thirty-three, eighteen, and twelve fully consolidated subsidiaries, respectively.

Segment reporting

Polestar Group determined it has one reportable segment as the chief operating decision maker (“CODM”) assesses financial information and the performance of the business on a consolidated basis. The Group manages its business as a single operating segment, which is the business of manufacturing and selling electric vehicles. All substantial decisions regarding allocation of resources as well as the assessment of performance is based on the Group as a whole.

Polestar Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organisation and reporting used by the Group’s CODM to allocate resources and assess performance as the source for determining the Group’s reportable segments. Polestar Group’s CODM has been identified as the Chief Executive Officer (“CEO”) as he assesses the performance of the Group and has the function and sole ability to make overall decisions related to the allocation of the Group’s resources. Polestar Group allocates resources and assesses financial performance on a consolidated basis.

The following tables show the breakdown of Polestar Group’s revenue from external customers and non-current assets (PPE and intangibles and goodwill) by geographical location:

	2021	2020	2019
Revenue
USA	248,168	25,077	—
Norway	231,456	156,077	—
UK	206,866	41,605	—
Sweden	189,656	162,062	73,257
Netherlands	135,030	150,133	—
China	40,819	13,850	19,158
Germany	117,549	34,880	—
Other regions[1]	167,637	26,561	—

Total	1,337,181	610,245	92,415

Non-current assets
USA	64,072	612	—
Norway	1,660	2,351	—
UK	2,484	1,304	—
Sweden	954,842	876,330	653,583
Netherlands	2,541	63	—
China	532,492	489,880	362,757
Germany	24,009	2,063	—
Other regions[2]	9,667	406	—

Total	1,591,767	1,373,009	1,016,340

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

1	– Revenue: Other regions primarily consist of Belgium, Switzerland, and Denmark in 2021. Other regions primarily consist of Belgium in 2020.
2	– Non-current assets: Other regions primarily consist of Canada in 2021. Other regions primarily consist of Belgium in 2020.

Foreign currency

In preparing the financial statements of the Group, transactions in currencies other than the entity’s functional currency (i.e., foreign currencies) are recognised at the rates of exchange prevailing on the dates of the transactions. At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Foreign currency gains and losses arising from translation differences are recognised in the Consolidated Statement of Loss.

For more information about currency risk, see Note 2 – Financial risk management.

Accounting policies

Use of estimates and judgements

The preparation of these Consolidated Financial Statements, in accordance with IFRS, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognised in the period in which the estimates are revised, and prospectively thereafter. Details of critical estimates and judgements which the Group considers to have a significant impact upon the financial statements are set out below and the corresponding impacts can be seen in the following notes:

a) Revenue recognition – determining the transaction price of performance obligations included with sales of vehicles, variable consideration for volume related discounts to fleet customers, and revenue from sales of vehicles with repurchase obligations – Note 4 – Revenue.

b) Intangible assets – capitalizing intellectual property and determining the useful lives – Note 12 – Intangible assets and goodwill.

c) Impairment testing – Note 12 – Intangible assets and goodwill.

d) Valuation of loss carry-forwards – Note 10 – Income tax expense.

Actual results could differ materially from those estimates using different assumptions or under different conditions.

Cash and cash equivalents

Cash consists of cash in banks with an original term of three months or less. All highly-liquid, short-term investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value are classified as cash equivalents.

In the Consolidated Statement of Cash Flows, cash and cash equivalents consists of cash and cash equivalents as defined above.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Marketable securities

Marketable securities are financial instruments with maturities less than one year that can quickly be converted into cash. Polestar’s marketable securities consist of short-term money market funds (i.e., time deposits in banks). The balance in marketable securities as of December 31, 2021 and 2020 amounted to $1,258 and nil, respectively.

Restricted cash

Restricted cash mainly consists of deposits that have been pledged to secure short-term bank loans. The balance in restricted cash as of December 31, 2021 and 2020 amounted to nil and $50,206, respectively. As of December 31, 2021 and 2020, the Group did not have any other cash and cash equivalents balances held by entities that are not available for use by the Group. Cash and cash equivalents held in Chinese entities are available for use by the Group via an intercompany short-term revolving credit facility.

Government grants

The Group’s subsidiaries based in the People’s Republic of China received government grants which were conditioned to be used for production and production related costs and grants for non-specified purposes. These grants are not tied to the future trends or performance of the Group and are not required to be refunded under any circumstance. Receipt of such grants are either reported as a deduction to the related expense or as other operating income, depending on the nature of the grant received. For the years ended December 31, 2021 and 2020, government grants amounted to $309 and $1,284, respectively.

Revenue recognition

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. In determining the transaction price, the Group evaluates whether the contract includes other promises that constitute a separate performance obligation to which a portion of the transaction price needs to be allocated. When consideration in a contract includes variable amounts, the Group estimates the consideration to which Polestar will be entitled in exchange for transferring goods to the customer, using either the expected value method or the most likely amount method. The Group makes judgements related to potential returns, liabilities to customers related to performance obligations and potential sales discounts when considering revenue.

For contracts that contain more than one performance obligation, Polestar Group allocates the transaction price to each performance obligation on a relative standalone selling price basis. The standalone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which Polestar Group would sell a promised good or service separately to a customer. If a standalone selling price is not directly observable, Polestar Group instead estimates it, using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

Polestar Group disaggregates revenue by major category based on what it believes are the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts.

Sales of vehicles

Revenue from the sales of vehicles includes sales of the Group’s vehicles as well as related accessories and services. Revenue is recognised when the customer obtains control of delivered goods or services, and thus has

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

the ability to direct the use of, and obtain the benefits from, the goods or services. Polestar Group includes various services and maintenance (i.e., extended service) offers with the sale of each vehicle for a period of time specified in the contract.

Polestar Group also provides connected services, including access to the internet and over-the-air software and performance updates, which provide Polestar’s customers new features and improvements to existing vehicle functionality. Although Polestar’s connected services improve the in-vehicle experience, it is not required when driving a Polestar vehicle.

These services and maintenance and connected services are considered stand-ready obligations as Polestar cannot determine (1) when a customer will access a service, or (2) the quantity of a service the customer will require (i.e., delivery is within control of the customer). Polestar uses an expected cost-plus margin approach for estimating the transaction price for these stand-ready obligations as this is determined to be the most suitable method for estimating stand-alone selling price for performance obligations other than the vehicle. These services are available throughout the automotive industry, there is public information that is readily accessible, and there is a stable market and cost structure to determine the appropriate inputs to the cost-plus margin calculation. The related performance obligations are satisfied in accordance with the terms of each service, and revenue is deferred and recognised on a straight-line basis over the contract period as a stand-ready obligation. The deferred revenue is presented as contract liabilities, since the customers’ payments are made before the services are transferred.

The residual amount of the transaction price is allocated to the performance obligation associated with the delivery of the vehicle because the vehicle represents the most valuable component of the contract, Polestar’s vehicles are not sold on a stand-alone basis such that an established price exists separate from the services and maintenance, and there is wide variation in market price among the limited competitors in this new space. The transaction price allocated to the delivery of the vehicle is recognised at a point in time on the delivery date. Polestar has continued to evaluate and monitor the number of observable inputs available for use in estimating the standalone selling price of its vehicles. As part of its ongoing analysis, Polestar has determined that use of the residual method continues to be the most appropriate method for estimating the standalone selling price of its vehicles.

Vehicles are sold to individuals (end customers), fleet customers, financial service providers, and dealers. Since commercialisation of Polestar vehicles commenced in the third quarter of 2020, the Group had not recognised a significant number of customer returns, and therefore has not accrued any obligations for returns, refunds, or other similar obligations for the years ended December 31, 2021 and 2020.

As part of certain dealer contracts, Polestar provides a residual value guarantee (“RVG”). The RVG does not affect the customer’s control of the vehicle (i.e., the customer is not constrained in its ability to direct the use of, and obtain substantially all of the benefits from, the vehicle), but it does impact the transaction price as the guarantee effectively reduces the compensation to which Polestar is entitled. Polestar evaluates variables such as recent car auction values, future price deterioration due to expected changes in market conditions, vehicle quality data, and repair and recondition costs to determine the amount of the residual value. Polestar pays the difference between the determined residual value and the contracted residual value up-front, in cash, and accounts for it under IFRS 15 as a direct reduction to the transaction price. Polestar will continue to evaluate its method for recognising RVGs and amend how it accounts for them, if necessary.

There are no significant payment terms for end customers, fleet customers, financial service providers, or dealers as payment is due on or near the date of invoice.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Consideration received by fleet customers is variable in nature as the customer can receive volume related discounts, which are annual rebates based on the number of vehicles ordered throughout the year. There is no significant variability in consideration received from other customers.

Sales of software and performance engineered kits

Revenue from the sales of software is related to intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to provide software upgrades to their customers’ vehicle computer systems in exchange for sales-based royalties to Polestar Group. Software upgrades are downloaded and installed at Volvo Cars’ dealerships at a point in time. The Group’s performance obligation is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars, which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognises license revenue from sales-based royalties in the period in which Volvo Cars’ sales of software occur.

Revenue from the sales of performance engineered kits is related to intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to provide optimisations and enhancements to their customers’ vehicles in exchange for sales-based royalties to Polestar Group. Performance engineered kits are installed at Volvo Cars manufacturing plants as part of Volvo Cars’ normal manufacturing processes. The Group’s performance obligation is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars, which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognises license revenue from sales-based royalties in the period in which Volvo Cars’ sales of vehicles with the performance engineered kits occur. During the year ended December 31, 2019, revenue from the sale of performance engineered kits was inclusive of a one-time contract termination fee paid by Volvo Cars that was accounted for as a contract modification. Polestar Group and Volvo Cars entered into a new license agreement in December 2020.

There are no significant payment terms as payment is due near the date of invoice.

Sales of carbon credits

Revenue from the sale of carbon credits is recognised when the performance obligation is satisfied and when the customer, an original equipment manufacturer (“OEM”), obtains control of the carbon credits and has the ability to direct the use of, and obtain the benefits from, the carbon credits transferred.

There are no significant payment terms as payment is due near the date of invoice.

Vehicle leasing revenue

During the year ended December 31, 2021, Polestar Group entered into operating lease arrangements that mainly relate to vehicles sold with repurchase obligations. The Group entered into transactions to sell vehicles under which the Group maintains the right or obligation to repurchase the vehicles from the customer in the future (i.e., a forward or call option). The Group accounts for such arrangements as operating leases and records revenue from the sale of related vehicles as lease income.

Operating leases are initially measured at cost and depreciated on a straight-line basis over the lease term to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of operating lease contracts are capitalised and also amortised on a straight-line basis over the lease term. In the Consolidated Statement of Financial Position, such operating leases are presented as vehicles under operating leases and recognised as PPE. Vehicle leasing revenue is recognised on a straight-line basis over the lease term. For sales of

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

vehicles with repurchase obligations that are accounted for as operating leases, the entire amount due to Polestar is paid up-front at contract inception. Deferred revenue is recorded for the difference between the cash received from the sale of the vehicle and the vehicle’s repurchase value.

Other revenue

Other revenue consists of revenue generated through the Group’s sale of research and development services and intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to source and sell parts and accessories for the Group’s vehicles to customers in exchange for sales-based royalties to Polestar Group. The performance obligation related to the sale of research and development services is satisfied over time as Polestar maintains an enforceable right to payment as costs are incurred and services are provided. As such, revenue from the sale of research and development services is recognised over time.

The performance obligation related to intellectual property licensed to Volvo Cars is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognises license revenue from sales-based royalties in the period in which Volvo Cars’ sales of parts and accessories occur.

There are no significant payment terms as payment is due near the date of invoice.

Contract liabilities

Contract liabilities to customers are obligations related to contracts with customers and are recognised when Polestar Group is obligated to transfer goods or services for which consideration has already been received. Contract liabilities to customers include sales generated obligations, deferred revenue from service contracts (i.e., services to be performed) and operating leases, and Connected Services related to the Polestar 1 (“PS1”) and Polestar 2 (“PS2”).

As the Group satisfies its performance obligations, revenue is recognised, and the contract liability is reduced. As stated above, delivery of services and maintenance is within the customer’s control. Accordingly, the Group expects to recognise revenue related to such service contract liabilities over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Related to connected services, the Group expects to recognise revenue over the 8-year period following initial recognition, consistent with the expected utilisation of the services. In the case of volume related discounts that are triggered over time, a short-term contract liability will also be recognised as payment is due within a twelve-month period, in line with contractual payment terms. For deferred revenue generated through operating leases, the Group expects to recognise revenue on a straight-line basis, consistent with the terms of the contract. During the third quarter of 2020, the Group entered the commercial space and started selling vehicles, generating contract liabilities in 2020 that did not previously exist in 2019.

Cost of sales

For the years ended December 31, 2021, 2020 and 2019, cost of sales amounted to $1,336,321, $553,724 and $39,790, respectively. Costs of sales are related to the sales of vehicles and related accessories and services, which includes depreciation related to PPE and right-of-use (“ROU”) assets and amortisation of manufacturing engineering. Sales of software and performance engineered kits and other revenue are related to items which were originally developed with the intent of internal use, not with the intent to sell. As such, all costs were appropriately capitalised or expensed as described in Accounting policies – Intangible assets and goodwill – Internally developed IP.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Employee benefits

Polestar Group compensates its employees through short-term employee benefits, other long-term benefits, and post-employment benefits. Generally, an employee benefit is recognised in accordance with IAS 19, Employee Benefits, when an employee has provided service in exchange for employee benefits to be paid in the future or when Polestar Group is contractually committed to providing a benefit without a realistic probability of withdrawal from its commitment. For the years ended December 31, 2021, 2020 and 2019, Polestar Group did not extend termination benefits or share-based payments to employees.

Short-term employee benefits

Short-term employee benefits consist of wages, salaries, social benefit costs, paid annual leave and paid sick leave, and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognised at the undiscounted amounts expected to be paid when the liabilities are settled and presented within current provisions and other current liabilities in the Consolidated Statement of Financial Position.

Short-term employee benefits include Polestar Group’s Annual Bonus Program (the “Polestar Bonus”), which is a cash-settled short-term incentive program for all permanent employees in all countries. The bonus is based on certain key performance indicators (“KPIs”). Bonuses are expressed as a percentage of employees’ annual base salaries and the target bonus varies by employee location and level. The program runs during the calendar year and bonus pay-out is made on a pro-rata basis based on employment during the year. Employees need to have joined the organisation as of December 1st of the year in order to be eligible for the program. An estimate of the expected costs of the program are calculated and recognised at the end of each reporting period.

Other long-term benefits

Polestar Group’s only other long-term benefit is the annual Long Term Variable Pay Program (“LTVP”), which is a cash-settled incentive program for certain key management personnel that is based on (1) valuation of Volvo Cars after a three year period (i.e., the vesting period) and (2) Volvo Car’s achievement of certain profit and revenue growth metrics. The LTVP program was instituted at Polestar Group to incentivise key management personnel who transferred employment from Volvo Cars to Polestar Group. Payouts are based on a synthetic share price derived from an independent third-party valuation that is calculated using a discounted cash flow analysis of Volvo Cars and a market analysis of peer companies. Depending on the employee’s position, they are eligible to receive an award equivalent to a certain percentage of their annual base salary that is capped at a 300% ceiling. Employees must remain employed to be eligible to receive the award. The fair value of the LTVP is recognised on the annual grant date, subsequently remeasured at the end of reach reporting date, and presented within current and non-current provisions in the Consolidated Statement of Financial Position.

Post-employment benefits

Polestar Group’s post-employment benefits are comprised of defined contribution pension plans and the Swedish defined benefit pension (“ITP 2”) that is managed by the mutual insurance company Alecta.

For defined contribution plans, premiums are paid to a separate legal entity that manages pension plans on behalf of various employers. There is no legal obligation to pay additional contributions if this legal entity does not hold sufficient assets to pay all employee benefits. Contributions payable are recognised in the reporting period in which services are rendered and presented within current and non-current provisions in the Consolidated Statement of Financial Position. Contribution rates are unique to each employee.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Polestar Group’s only defined benefit plan is the ITP 2 plan in Sweden. This plan is accounted for as a multi-employer defined contribution plan under IAS 19 because Alecta does not distribute sufficient information that enables employers to identify their share of the underlying financial position and performance of ITP 2. This treatment is specific to companies operating in Sweden under the guidance discussed in the Swedish Financial Reporting Board pronouncement UFR 10, Accounting for the pension plan ITP 2 financed through an insurance in Alecta, and IAS 19.32–39, Multi-employer plans. The premiums for retirement pensions and survivor’s pensions are calculated individually and are based on salary, previously earned pension benefits, and expected remaining years of service, among other factors. Premiums of $3,507 are estimated to be paid to Alecta for the year ended December 31, 2022 related to ITP 2.

Polestar Group’s share of the total savings premiums for ITP 2 in Alecta for the years ended December 31, 2021, 2020 and 2019, amounted to 0.13056%, 0.05375% and 0.06478%, respectively. Further, Polestar Group’s share of the total number of active policy holders as of December 31, 2021, 2020 and 2019, amounted to 0.04485%, 0.02605% and 0.02069%, respectively. The collective consolidation level comprises the market value of Alecta’s asset as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions. The collective funding ratio is normally allowed to vary between 125% and 175%. If the consolidation level falls below 125% or exceeds 175%, measures are taken to increase the contract price for new subscriptions and to expand exiting benefits or introduce premium reductions. As of December 31, 2021 and 2020, Alecta’s surplus of consolidation level amounted to 172% and 148%, respectively.

Leases

Polestar as lessee

At inception of a contract, the Group assesses whether the contract is or contains a lease. In determining the lease term, management considers all relevant facts and circumstances related to exercising an extension option or not exercising a termination option. Such options are only included in the lease term if the extension option or termination option is reasonably certain to be exercised or not exercised, respectively. If circumstances surrounding the Group’s decision related to extension and termination options change, the Group reassesses the term of the lease accordingly. As of December 31, 2021 and 2020, no material lease extension options existed.

At the lease commencement date, an ROU asset and a lease liability are recognised on the Consolidated Statement of Financial Position with respect to all lease arrangements in which the Group is a lessee. The lease liability is initially measured at an amount equal to the present value of the future lease payments under the lease contract, discounted by the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise in-substance fixed payments, among other fixed lease payments, and variable lease payments that depend on an index or a rate, the exercise price of purchase options (if the lessee is reasonably certain to exercise the options), and payments of penalties for terminating the lease (if the lease term reflects the exercise of an option to terminate the lease). The practical expedient of including non-lease components in the measurement of the lease liability for all asset classes is applied.

The ROU asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, and the estimate of costs to dismantle and remove the underlying asset or the site on which it is located, less any lease incentives received. The asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. For more information regarding amortisation of the ROU asset, refer to Note 9 – Leases. The ROU asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Group elected the practical expedient to account for leases with lease terms which end within twelve months of the initial date of application as a short-term lease. The Group also elected the practical expedient to not recognise a ROU asset and lease liability for short-term and low-value leases. Low value assets are defined as asset classes that are typically of low value, for example, small IT equipment (cellphones, laptops, computers, printers) and office furniture. Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense over the lease term in the Consolidated Statement of Loss.

On the Consolidated Statement of Financial Position, the lease liabilities are presented within current interest-bearing liabilities and other non-current interest-bearing liabilities in the Consolidated Statement of Financial Position. In the Consolidated Statement of Loss, depreciation expense of the ROU assets is presented on the same line item(s) as similar items of PPE. The interest expense on the lease liability is presented as part of finance expenses. In the Consolidated Statement of Cash Flows, amortisation of the lease liability is presented as a cash flow from operating activities. Lease related interest expense is presented within cash flows from operating activities.

The Group has certain leases stemming from contract manufacturing agreements related to the production of Polestar vehicles. These agreements are associated with unique type bound tooling and equipment (“PS Unique Tools”) used in the production of Polestar vehicles at certain suppliers and vendors. The PS Unique Tools are suited specifically for Polestar vehicles and Polestar has the right to direct the use of the related assets. The production of Polestar vehicles occupies 100% of these assets’ capacity; as such, the PS Unique Tools are also recognised as ROU assets by the Group.

Sale leaseback transactions

The Group enters into transactions to sell vehicles concurrent with agreements to lease the same vehicles back for a period of six to twelve months. At the end of the rental period, Polestar is obligated to repurchase the car. Due to this repurchase obligation, this transaction is accounted for as a financial liability. Accordingly, the Group does not record a sale of these vehicles for accounting purposes and depreciates the assets over their useful lives.

Polestar as lessor

In the Consolidated Statement of Financial Position, vehicles associated with the Group’s operating leases are recognised as non-current assets and presented as vehicles under operating leases. The vehicles are initially measured at cost and depreciated on a straight-line basis over their respective lease term to their estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalised and amortised on a straight-line method over the lease term. Liabilities related to repurchase obligations are recognised as other non-current and current liabilities. Following repurchase by Polestar, the vehicles are reclassified to inventory.

Finance income and expense

Finance income and expense represent items outside the Group’s core business. These items are presented separately from operating income and include net foreign exchange rate gains (losses) on financial activities, interest income on bank deposits, expenses to credit facilities, interest expense, and other finance expenses.

Income tax expense

Polestar Group’s Income tax expense consists of current tax and deferred tax. Taxes are recognised in the Consolidated Statement of Loss, except when the underlying transaction is recognised directly in equity or the Consolidated Statement of Comprehensive Loss, whereupon related taxation is also recognised in equity or the Consolidated Statement of Comprehensive Loss.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Current tax is tax that must be paid or will be received for the current year. Current tax also includes adjustments to current tax attributable to previous periods. Deferred tax is calculated according to the balance sheet method for all temporary differences, with the exception of book goodwill in excess of tax goodwill recorded in purchase accounting, which arises between the tax value and the carrying amount of assets and liabilities.

Deferred tax assets and liabilities are measured at the nominal amount and at the tax rates that are expected to be applied when the asset is realised or the liability is settled, using the tax rates and tax rules that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position.

Deferred tax assets relating to deductible temporary differences and loss carry forwards are recognised to the extent it is probable that they will be utilised in the future. Deferred tax assets and deferred tax liabilities are offset when they are attributable to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis and the affected company has a legally adopted right to offset tax assets against tax liabilities.

The recognition of deferred tax assets requires assumptions to be made about the level of future taxable income and the timing of recovery of deferred tax assets. These assumptions take into consideration forecasted taxable income by relevant tax jurisdiction. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgements due to future changes in projected earnings by the company, business climate, and changes to tax laws. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used. If needed, the carrying amount of the deferred tax asset will be altered. The judgements that have been made affect Net loss both positively and negatively.

Intangible assets and goodwill

An intangible asset is recognised when it is identifiable, Polestar Group controls the asset, and it is expected to generate future economic benefits. Intangible assets have either finite or indefinite lives. Finite lived intangible assets are intellectual property (“IP”), both acquired and internally developed, and software. Indefinite lived intangible assets are Goodwill and Trademarks.

Intangible assets are measured at acquisition or internal development cost, less accumulated amortisation and, as applicable, impairment loss. Intangible assets with finite lives are amortised on a straight-line basis. The Group makes estimates and judgements related to expected usage of intangible assets in accordance with Management’s 2022-2025 business plan, product life cycles, technological obsolescence, developments, and advancements specific to the battery electric vehicle industry. Management estimates the useful life of intangible assets by taking into account judgements on how the Group plans to utilise such intangibles in accordance with the business plan and any related rights and obligations under its contractual agreements. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The useful lives of intangible assets with indefinite useful lives, goodwill and trademarks, are assessed annually to determine whether the indefinite designation continues to be appropriate. Intangible assets with indefinite useful lives are tested for impairment annually or if an event which could give rise to impairment occurs.

Manufacturing engineering

Amortisation for manufacturing engineering, reflecting engineering performed in terms of production facility layout, is included in Cost of sales.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Acquired IP

Polestar Group has entered into agreements with Volvo Car Group (“Volvo Cars”) and Zhejiang Geely Holding Group Company Limited (“Geely”), a related party. regarding the development of technology for both upgrades of existing models and upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar Group is in control of the developed product, either through a license or through ownership of the IP.

Acquired IP are finite-lived intangible assets which are amortised once the acquired IP is ready for its intended use, over their estimated useful lives for 3-7 years. The remaining useful life of acquired IP is between 1-6 years. Amortisation of acquired IP related to the PS1 and PS2 is included in research and development expenses as it represents foundational IP that is leveraged across multiple functions of the Group.

Internally developed IP

Internally developed IP are finite-lived intangible assets which are amortised over their estimated useful lives for 3-7 years. Amortisation of internally developed IP is included in research and development expenses and commences when the internally developed IP is ready for its intended use. Polestar Group’s research and development activities are divided into a concept phase and a product development phase. Costs related to the concept phase are expensed in the period incurred, whereas costs related to the product development phase are capitalised upon the commencement of product development. Each phase is identified by work plans, budgeted, and tracked internally by research and development personnel.

Costs incurred in the concept phase are expensed as incurred when (1) the Group is conducting research activities such as obtaining new knowledge, formulating a project concept, and searching for components to support the project (e.g., materials, devices, and processes) and (2) the Group cannot yet demonstrate that an intangible asset exists that will generate probable future economic benefits.

Costs incurred in the product development phase are capitalised when (1) the Group is conducting development activities such as designing, constructing, and testing pre-production prototypes, tools, systems, and processes, (2) technical feasibility of completing the intangible asset exists, (3) resources required to complete the intangible asset are available to the Group, (4) the Group intends and has the ability to use or sell the intangible asset to generate future economic benefits, and (5) related expenditures can be reliably measured.

Research and development expenses recognised for the years ended December 31, 2021, 2020 and 2019, amounted to $232,922, $183,849 and $34,386, respectively and were substantially related to the amortisation of PS1 and PS2 technology.

Software

Software is a finite-lived intangible asset which is amortised over its estimated useful life of 3-8 years. Amortisation of software is included in research and development expenses, selling expenses, or administrative expenses depending on the way in which the assets have been used.

Trademarks

Trademarks are assumed to have indefinite useful lives since Polestar Group has the right and the intention to continue to use the trademarks for the foreseeable future, while generating net positive cash flows for Polestar Group. Trademarks were generated when Volvo Cars acquired Polestar Group in July 2015. Trademarks are recognised at fair value at the date of the acquisition less any accumulated impairment losses.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination. Goodwill was generated as a result of Volvo Cars acquiring Polestar Group in July 2015. For more detailed information on goodwill and intangible assets, see Note 12 – Intangible assets and goodwill.

Property plant and equipment

Items of PPE are recognised at acquisition cost, less accumulated depreciation, and as applicable, accumulated impairment loss. The cost of an acquired asset includes its purchase price, expenditures directly attributed to the acquisition and subsequent preparation of the asset for its intended use, and the initial estimate of costs to dismantle and remove the item of PPE and restore the site on which it was located. Repairs and maintenance expenditures are expensed in the period incurred. Expenses related to leasehold improvements and other costs which enhance or extend the life of PPE are capitalised over the useful life of the asset.

Buildings under development are measured at actual costs. The actual costs include various construction expenditures during the construction period, borrowing costs capitalised before the building is ready for intended use, and other relevant costs. Buildings under development are not depreciated and are transferred to fixed assets when ready for the intended use.

PPE are depreciated on a straight-line basis down to their residual value, which is typically estimated to be zero, over their estimated useful lives. Each part of a tangible asset, with a cost that is significant in relation to the total cost of the item, is depreciated separately when the useful life for that part differs from the useful life of the other parts of the item.

The following useful lives are applied in Polestar Group:

Asset	Useful lives (in years)
Buildings	30-50
Machinery and equipment	3-7

Depreciation of PPE is included in costs of sales as well as selling or administrative expenses, depending on the nature of the item being depreciated.

Tangible assets are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the Consolidated Statement of Loss as other operating income and expense.

Impairment

At the end of each reporting period, tangible and definite-lived intangible assets are assessed for indications of impairment. Tangible and definite-lived intangible assets are tested for impairment when an impairment indicator is determined to exist. Indefinite-lived intangible assets, intangible assets not yet available for use, goodwill and trademarks are tested for impairment at least once annually or when an impairment indicator is determined to exist.

For the impairment assessment, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

generating-unit or CGU). Polestar Group does not test assets for impairment individually because Polestar Group constitutes a single CGU in which assets do not generate cash flows that are independent of those of other assets. All assets are concentrated around battery electric vehicle technologies and processes that are utilised in Polestar Group’s operations.

In testing the CGU for impairment, the CGU’s carrying amount is compared to its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal or “Value In Use.” Value In Use is defined as the present value of the future cash flows expected to be derived from an asset (i.e., a discounted cash flow). For the years ended December 31, 2021 and 2020, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2021-2025 business plan, a terminal growth rate of 2.0% for cash flows through the next 10 years, and an after-tax discount rate of 10.1%. The estimated future cash flows are based on assumptions valid at the date of the impairment test that represent the best estimate of future economic conditions. Such estimates are calculated using estimates, assumptions, and judgements related to future economic conditions, market share, market growth, and product profitability which are consistent with Polestar Group’s latest business plan.

When the carrying amount of the CGU is determined to be greater than the recoverable amount, an impairment loss is recognised by first reducing the CGU’s goodwill and then reducing other assets in the CGU on a pro rata basis. For the years ended December 31, 2021 and 2020, no impairment losses were recognised. No impairment loss would have been recognised in the years ended December 31, 2021 and 2020 under a stress case scenario utilising an after-tax discount rate of 15.1% to calculate the recoverable amount of the CGU.

Financial instruments

Financial instruments are any form of contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company.

Classification of financial assets and liabilities

The classification of financial instruments is based on the business model in which these instruments are held, on their contractual cash flows and takes place at initial recognition. Assessments of the contractual cash flows are made on an instrument-by-instrument basis. Polestar Group applies one business model for interest-bearing instruments. All interest-bearing instruments are held to collect contractual cash flows and are carried at amortised cost.

Initial recognition

Financial assets and liabilities are recognised on the Consolidated Statement of Financial Position on the date when Polestar Group becomes party to the contractual terms and conditions (i.e., the transaction date). Financial assets are initially recognised at the price that would be received when selling an asset or being paid to transfer a liability in an orderly transaction between market participants at the measurement date (“Fair Value”), plus transaction costs directly attributable to the acquisition of the financial asset, except for those financial assets carried at fair value through the Consolidated Statement of Loss.

Subsequent measurement

For the purpose of subsequent measurement, financial instruments are measured at amortised cost or financial fair value through profit or loss (“FVTPL”).

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Financial instruments carried at FVTPL consist of financial assets with cash flows other than those of principal and interest on the nominal amount outstanding. Changes in fair value of these instruments are recognised in profit and loss as finance income (expense).

Financial instruments carried at amortised cost are non-derivative financial instruments with contractual cash flows that consist solely of payments of principal and interest on the nominal amount outstanding. These financial instruments are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the Consolidated Statement of Loss when the financial assets carried at amortised cost are impaired or derecognised. Interest effects on the application of the effective interest method are also recognised in the Consolidated Statement of Loss as well as effects from foreign currency translation.

Financial assets

Financial assets on the Consolidated Statement of Financial Position consist of trade receivables, other current and non-current financial assets, derivative assets, marketable securities and cash and cash equivalents.

A financial asset or a portion of a financial asset is derecognised when substantially all significant risks and benefits linked to the asset have been transferred to a third party. Where Polestar Group concludes that all significant risks and benefits have not been transferred, the portion of the financial assets corresponding to Polestar Group’s continuous involvement continues to be recognised.

Financial liabilities

Financial liabilities in the Consolidated Statement of Financial Position encompass liabilities to credit institutions, trade payables, other current and non-current financial liabilities and derivative liabilities.

A financial liability or a portion of a financial liability is derecognised when the obligation in the contract has been fulfilled, cancelled or has expired.

The Group classifies its derivative financial instruments and marketable securities as carried at FVTPL, while all other financial assets and liabilities are carried at amortised cost.

Impairment of financial assets

The Group assesses, on a forward-looking basis, the expected credit loss associated with financial assets measured at amortised cost. For the initial recognition of financial assets carried at amortised cost, primarily trade receivables with similar risk characteristics, an analysis is made to identify the need for a provision for expected credit losses (“ECL”). The Group uses the simplified approach for estimating ECLs, which requires expected lifetime losses to be recognised from the initial recognition of the receivable. The Group considers historical credit loss experience, current economic conditions, supportable forecasts for future economic conditions, macroeconomic conditions (e.g., impacts of the Covid-19 pandemic), and other expectations of collectability. The ECL provision is revaluated on an ongoing basis after initial recognition.

When an ECL is calculated, and if it is material, it is recognised in an allowance account which decreases the amount of gross trade receivables. The amount of the expected credit loss will be recognised as an expense in the Consolidated Statement of Loss. As of December 31, 2021 and 2020 no ECLs have been recognised for the Group’s financial assets, as historically credit losses have been nil, and no expected credit losses are in view.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Derivative financial instruments

The Group periodically holds derivative financial instruments in the form of currency swaps to hedge its foreign currency risk exposure. Polestar Group does not apply cash-flow hedge accounting. The Group accounts for its foreign currency swaps in accordance with IFRS 9; the carrying value of the hedged item is adjusted for fair value changes attributable to the risk being hedged, and those fair value changes are recognised in the Consolidated Statement of Loss. As of December 31, 2021 and 2020, the Group did not have any foreign currency swaps outstanding. As of December 31, 2019, Polestar Group had two foreign currency swap contracts outstanding which were entered into at the end of December 2019. These contracts expired in September and December 2020, respectively.

Fair value measurement

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required, or permitted, to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would operate, and it also considers assumptions that market participants would use when pricing the asset or liability.

A three-tiered hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires that the Group use observable market data, when available, and minimise the use of unobservable inputs when determining fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, marketable securities, restricted cash, trade receivables, trade payables, and short-term and long-term borrowings. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Polestar Group’s assessment of the significance of a particular input to the fair value measurements requires judgement and may affect the valuation of the assets and liabilities being measured and their classification within the fair value hierarchy.

Inventories

Inventories are measured at the lower of acquisition or manufacturing cost and net realisable value and consist primarily of finished goods as of December 31, 2021 and 2020. Net realisable value is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The acquisition or manufacturing costs of inventory includes costs incurred in acquiring the inventories and bringing them to their present location and condition, including, but not limited to, costs such as freight and customs duties. Costs for research and development, selling, administration and financial expenses are not included. For groups of similar products, a group valuation method is applied. The cost of inventories of similar assets is established using the first-in, first-out method (FIFO).

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Equity

Distributed group contributions to the owners, along with the related tax effect, are recorded in equity in accordance with the principles for shareholder’s contributions. If any unconditional shareholder’s contributions are received from the main owner, they are recognised in equity.

Provisions and contingent liabilities

Provisions are recognised on the Consolidated Statement of Financial Position when a legal or constructive obligation exists as a result of a past event, it is deemed more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are regularly reviewed and adjusted as further information becomes available or circumstances change. If the effect of the time value of money is material, non-current provisions are recognised at present value by discounting the expected future cash flows at a pre-tax rate reflecting current market assessments of the time value of money. The discount rate does not reflect such risks that are taken into consideration in the estimated future cash flow. Revisions to estimated cash flows (both amount and likelihood) are allocated as operating cost. Changes to present value due to the passage of time and revisions of discount rates to reflect prevailing current market conditions are recognised as a financial cost.

Warranty

Polestar Group issues various types of product warranties, under which the Group generally guarantees the performance of products delivered and services rendered for a certain period of time. The estimated warranty costs include those costs which are related to contractual warranties, warranty campaigns (i.e., recalls), and warranty cover in excess of contractual warranties or campaigns. Warranty cover in excess of contractual warranties or campaigns occurs when Polestar Group provides a customer warranty type assistance, above and beyond the stated nature of the contract. This type of warranty cover is normal practice in maintaining a strong business relationship with the customer; the Group accordingly includes the estimate of this provision in total estimated warranty costs. In the future, the Group, may at various times initiate a recall if any products or vehicle components, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations.

All warranty provisions are recognised at the time of the sale of vehicles. The initial calculations of the warranty provision are based on historical warranty statistics, considering factors like known quality improvements and costs for remedying defaults. The warranty provision is subsequently adjusted if recalls for specific quality problems are made. On a quarterly basis, the provisions are adjusted to reflect the latest available data such as actual spend and exchange rates. The provisions are reduced by warranty reimbursements from suppliers. Such refunds from suppliers decrease Polestar Group’s warranty costs and are recognised to the extent these are considered to be virtually certain, based on historical experience or agreements entered into with suppliers.

Other provisions

Other provisions primarily comprise expected costs for provisions for the Group’s long-term incentive plan, short-term incentive plan, and other taxes and related charges. Other provisions can also include provisions for anticipated losses, giving consideration to historical trends, various other risks, and specific agreements related to recoveries provided by suppliers which cannot be allocated to any other class of provision.

Contingent liabilities

When a possible obligation does not meet the criteria for recognition as a liability, it may be disclosed as a contingent liability. These possible obligations derived from past events and their existence will be confirmed

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

only when one, or several, uncertain future events, which are not entirely within the Group’s control, take place or fail to take place. A contingent liability could also exist for a present obligation, due to a past event, where an outflow of resources is less than likely or when the amount of the obligation cannot be reliably measured.

Borrowing costs

Borrowing costs are expensed as incurred unless they are directly attributable to the acquisition, construction or production of a qualifying asset and are therefore part of the cost of that asset.

Note 2 – Financial risk management

Management of financial risks

As a result of its business and the global nature of its operations, Polestar Group is exposed to market risks from changes in foreign currency exchange rates, interest rate risk, credit risk and liquidity risk.

Foreign currency exchange risk

The global nature of Polestar Group’s business exposes cash flows to risks arising from fluctuations in currency exchange rates. Relative changes in currency exchange rates have a direct impact on Polestar Group’s operating income, finance income, finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. To mitigate the impact of currency exchange rate fluctuations for the business operations, the Group continually assesses its exposure to exchange rate risks.

Translation exposure risk

Currency translation risk arises from the consolidation of foreign subsidiaries that maintain net assets denominated in functional currencies other than USD (i.e., the functional currency of the Parent). Translation risk also arises from the conversion of balances denominated in foreign currencies to the functional currency using monthly closing exchange rates. Such currency effects (i.e., foreign currency gains and losses) are recorded in the Consolidated Statement of Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the Swedish krona (“SEK”), the Euro (“EUR”) and the Chinese yuan (“CNY”).

Transaction exposure risk

Currency transaction risk arises from future commercial transactions and settlement of recognised assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency transaction risk in Group companies with SEK and CNY as the functional currency. The primary risks in these companies are CNY/SEK, USD/SEK, EUR/SEK and EUR/CNY due to trade receivables, trade payables, and short-term credit facilities.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

During the year ended December 31, 2021, the Group was primarily exposed to changes in CNY/SEK, USD/SEK and EUR/SEK foreign exchange rates. The following table illustrates the impact of a 10% change in the Group’s foreign exchange rates:

	Impact on loss before income taxes
CNY/SEK exchange rate - increase/decrease 10%	+/-	111,743
USD/SEK exchange rate - increase/decrease 10%	-/+	56,052
EUR/SEK exchange rate - increase/decrease 10%	+/-	46,871
GBP/SEK exchange rate - increase/decrease 10%	-/+	41,688
NOK/SEK exchange rate - increase/decrease 10%	+/-	36,493

During the year ended December 31, 2020, the Group was primarily exposed to changes in CNY/SEK and EUR/SEK foreign exchange rates. The following table illustrates the impact of a 10% change in these foreign exchange rates:

	Impact on loss before income taxes
CNY/SEK exchange rate - increase/decrease 10%	+/-	86,794
EUR/SEK exchange rate - increase/decrease 10%	-/+	34,732

During the year ended December 31, 2019, the Group was primarily exposed to changes in the EUR/CNY and EUR/SEK foreign exchange rate. The following table illustrates the impact of a 10% change in this foreign exchange rate:

	Impact on loss before income taxes
EUR/CNY exchange rate - increase/decrease 10%	+/-	13,465
EUR/SEK exchange rate - increase/decrease 10%	-/+	11,220

During the year ended December 31, 2021, the Group had transaction exposure to the Parent’s functional currency related to USD/SEK foreign exchange rates in the amount of $56,052. During the years ended December 31, 2020 and 2019, the Group had no significant transaction exposure to the USD and the USD currency effect was entirely related to translation exposure reflected in the Consolidated Statement of Comprehensive Loss.

The Group’s overall currency exposure is reduced by natural hedging, which consists of the currency exposures of the business operations of different entities partially offsetting each other at the Group level. These natural hedges eliminate the need for hedging to the extent of the matched exposures.

Interest rate risk

The Polestar Group’s main interest rate risk arises from short-term liabilities to credit institutions with variable rates, which exposes the Group to cash flow interest rate risk. As of December 31, 2021 and 2020, the nominal amount of liabilities to credit institutions with floating interest rates was $642,338 and $363,490, respectively. Management closely monitors the effects of changes in the interest rates on the Group’s interest rate risk exposures, but the Group currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.

The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on all loans. This analysis assumes that all other variables, in particular foreign

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. The analysis is performed on the same basis for 2021 and 2020.

	Impact on loss before income taxes
	2021		2020
Interest rates - increase/decrease by 1%	+/-	1,791	+/-	3,518

Credit risk

The Polestar Group is exposed to counterparty credit risks if contractual partners, fleet customers, for example, are unable or only partially able to meet their contractual obligations. Polestar Group’s credit risk can be divided into financial credit risk and operational credit risk. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness, as well as concentration risks. The Group defines default as the inability to collect receivables once all reasonable means of collection have been unsuccessful and the expectation of recovering contractual cash flows on the receivables is not probable.

Financial credit risk

Financial credit risk on financial transactions is the risk that Polestar Group will incur losses as a result of non-payment by counterparties related to the Group’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimise financial credit risk, Polestar Group has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar Group also considers the credit risk assessment of its counterparties by the capital markets and places priority on institutions with high creditworthiness and balanced risk diversification. The credit rating of financial counterparties used during the years ended December 31, 2021 and 2020 were in the range of BBB to A+.

Assets that potentially subject the Group to concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities, restricted cash, and trade receivables. Cash and cash equivalents, restricted cash and marketable securities are all invested in major financial institutions with high credit ratings. Generally, these assets may be redeemed upon demand and, therefore, bear low risk. Risks associated with the Group’s trade receivables are further specified below.

Operational credit risk

Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to the Group. Trade receivables at Polestar Group mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from trade receivables encompasses the default risk of customers. Management evaluates for concentrations of credit risk at the customer level based on the outstanding trade receivables balance of each respective customer account. As of December 31, 2021, an unrelated party accounted for $23,031 (12.54%) of the Group’s total trade receivables (i.e., trade receivables plus trade receivables - related parties). As of December 31, 2020, Volvo Cars accounted for $194,503 (63.21%) of the Group’s total trade receivables, and an unrelated customer accounted for $32,392 (10.53%). Refer to Note 23 - Related party transactions for more details on related parties. Historically,

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

the Group has not incurred any losses from these customers and does not have any contractual right to off-set its payables and receivables.

Polestar has four categories of customers when considering sales of vehicles: (1) end customers who pay up-front for vehicles, (2) fleet customers, (3) dealers, and (4) financial service providers. All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To reduce risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks. For sales to dealers, title to Polestar vehicles remains with Polestar until the dealer pays the invoice in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated). Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar Group has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount of credit risk exposure is the carrying amount of trade receivables. See Note 14 - Financial instruments for further details.

Liquidity risk

Liquidity risk is the risk that Polestar Group is unable to meet ongoing financial obligations on time. The Group faces liquidity risk as all loans from financial institutions are short-term in nature, typically with a credit term of one year or less, and trade payables with related parties represent working capital arrangements under which the liquidity needs of the Group are highly dependent on the continued flexible payment terms offered to the Group by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 23 - Related party transactions for additional information on these arrangements. Polestar Group needs to have adequate cash and highly liquid assets on hand to ensure the Group can meet its short-term financing obligations and other working capital needs. Polestar manages its liquidity by holding adequate volumes of liquid assets such as cash and cash equivalents and accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations and through capital contributions from private equity investors.

As of December 31, 2021 and 2020, the Group held cash and cash equivalents of $756,677 and $316,424, respectively, that were available for managing liquidity risk. The Group entered into short-term financing arrangements with credit institutions and other financial service providers to enhance short term liquidity and financing needs. Refer to Note 21 - Liabilities to credit institutions for further details on short-term borrowings. The Group’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.

Management has established an appropriate liquidity risk management framework for management of the Group’s short, medium and long-term funding and liquidity management requirements and the Group prepares long-term planning in order to mitigate funding and re-financing risks. Depending on liquidity needs, Polestar Group will enter into financing and debt agreements and/or lending agreements. All draws on loans are evaluated against future liquidity needs and investment plans.

Capital management

Safeguarding the Group’s ability to continue as a going concern, driving growth to provide future returns for shareholders, and maintaining an optimal capital structure to reduce the cost of capital are Polestar Group’s primary objectives when managing capital and implementing related capital management strategies. To maintain

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt, or enter into short term debt and financing arrangements to increase cash on hand. Capital is calculated as equity attributable to owners of the Parent as shown on the Consolidated Statement of Financial Position plus total borrowings and lease liabilities, less cash and cash equivalents.

Note 3 – Common control transaction

On September 14, 2020, Polestar was restructured so that 100% of ownership interests in the Polestar Group were transitioned from Polestar Automotive (Shanghai) Co., Ltd (incorporated in the People’s Republic of China) (“Old Parent”) to Polestar Automotive (Singapore) Pte. Ltd which is a wholly owned entity of Polestar Automotive Holding Limited (incorporated in Hong Kong) (“New Parent”). The restructuring represented a common control transaction rather than a business combination under the guidance in IFRS 3, Business Combinations, because (1) the New Parent was a shell company that did not meet the definition of a business at the time of the transaction, (2) ultimate control of the Polestar Group was the same before and after the transaction, and (3) control of the Polestar Group was not transitory (i.e., organised to effect a ‘grooming’ transaction).

Accordingly, the restructuring was recognised using the historic value method (i.e., the assets and liabilities are measured using the existing book value) and the impact of the restructuring is reflected in the Consolidated Statement of Changes in Equity under the “Changes in the consolidated group” subheading. Additionally, the presentation of the Consolidated Statement of Changes in Equity was required to be adjusted following the restructuring. Prior to the restructuring, the concept of share capital did not exist under the Old Parent’s limited company structure in China. Ownership interests were only represented by percentages of paid-in capital, as adjusted by accumulated losses and cumulative translation adjustments. Under the New Parent’s private company limited structure in Hong Kong, share capital was introduced to the Polestar Group’s equity and the Consolidated Statement of Changes in Equity. Therefore, capital infusions in the Old Parent are shown as other contributed capital in the Consolidated Statement of Changes in Equity prior to the restructuring. Total equity prior to the restructuring did not change, and restructuring resulted in issued share capital in the New Parent equivalent to the ownership percentages under the Old Parent.

Consideration transferred for the Polestar Group from the New Parent to the Old Parent under the restructuring was equal to the initial investment of the controlling owners in the Polestar Group. However, when the Polestar Group was separated from the Old Parent, the intercompany relationship between the Old Parent and the Polestar Group was severed which resulted in the realisation of accumulated gains in equity of $5,801 in the Old Parent which were historically eliminated upon consolidation. The $5,801 adjustment to equity does not reflect cash consideration transferred, but rather, the non-cash impact of separating intercompany interests and changing parent entities under the same controlling owners.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 4 – Revenue

Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	2021	2020	2019
Sales of vehicles[1]	1,290,031	542,783	—
Sales of software and performance engineered kits	25,881	35,434	73,107
Sales of carbon credits	6,299	27,141	—
Vehicle leasing revenue	6,217	—	—
Other revenue	8,753	4,887	19,308

Total	1,337,181	610,245	92,415

1

– Revenues related to sales of vehicles are inclusive of insignificant extended and connected services included in the sale of vehicles and sales-generated obligations such as discounts and rebates offered to fleet customers.

For the year ended December 31, 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles which Volvo Cars began selling to customers during 2021. For the year ended December 31, 2020, other revenue primarily consisted of revenue generated through the sale of technology to a related party. For the year ended December 31, 2019, other revenue primarily consisted of revenue generated through the sale of research and development (“R&D”) services to a related party.

The Group’s two largest customers that are not related parties accounted for $135,544 (10.14%) and $129,873 (9.71%) of revenue, respectively, for the year ended December 31, 2021. For the year ended December 31, 2020, Volvo Cars accounted for $107,948 (17.7%) of the Group’s revenue and an unrelated customer accounted for $71,361 (11.69%) of the Group’s revenue. For the year ended December 31, 2019, Volvo Cars accounted for $91,092 (98.6%) of the Group’s revenue. Prior to 2020, the Group’s principal operations related to the sale of R&D services and software and performance engineered kits within its related party network. Refer to Note 23 - Related party transactions for further details.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Contract liabilities

	Sales generated obligation	Deferred revenue – extended service	Deferred revenue – connected services	Deferred revenue – operating leases & other	Total
Balance as of January 1, 2020	—	—	—	—	—
Provided for during the year	2,436	8,972	5,799	—	17,207
Utilised during the year	—	—	(130)	—	(130)
Translation differences and other	—	(5)	—	—	(5)

Balance as of December 31, 2020	2,436	8,967	5,669	—	17,072

of which current	2,436	1,487	725	—	4,648
of which non-current	—	7,480	4,944	—	12,424

Provided for during the year	65,862	20,612	14,472	25,869	126,815
Utilised during the year	(43,469)	(3,673)	(1,450)	(5,554)	(54,146)
Translation differences and other	(127)	(2,226)	(98)	—	(2,451)

Balance as of December 31, 2021	24,702	23,680	18,593	20,315	87,290

of which current	24,702	11,178	2,521	19,967	58,368
of which non-current	—	12,502	16,072	348	28,922

As of December 31, 2021, the aggregate amount of the transaction price related to sales of vehicles allocated to the remaining performance obligations was $87,290. Polestar will recognise revenue related to the extended service on a straight-line basis over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Polestar will recognise revenue related to connected services on a straight-line basis over the 8-year period following initial recognition, consistent with the expected utilisation of the services.

Revenue recognised during the year ended December 31, 2021 related to contract liabilities outstanding as of January 1, 2021 was $4,648, and no revenue was recognised during the period related to performance obligations fully (or partially) satisfied in prior periods. Since Polestar Group did not enter the commercial space until the third quarter of 2020, there were no contract liabilities provided for, or utilised, during 2019. Accordingly, no revenue was recognised during the year ended December 31, 2020 related to contract liabilities outstanding as of December 31, 2019 or performance obligations fully (or partially) satisfied.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5 – Depreciation and amortisation by function

Polestar will use acquired research and development related to PS1 and PS2 to serve as the basis for the development of future car models and technology. As such, amortisation of these intangible assets is included in research and development expenses. The following table illustrates depreciation and amortisation by function:

2021	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of sales	30,557	9,822	13,672	54,051
Research and development expenses	1,845	385	174,639	176,869
Selling, general and administrative expenses	3,774	4,404	65	8,243

Total	36,176	14,611	188,376	239,163

2020
Cost of sales	38,671	6,947	14,447	60,065
Research and development expenses	—	—	152,395	152,395
Selling, general and administrative expenses	1,402	2,170	44	3,616

Total	40,073	9,117	166,886	216,076

2019
Cost of sales	6,639	405	1,788	8,832
Research and development expenses	—	—	22,095	22,095
Selling, general and administrative expenses	527	1,096	—	1,623

Total	7,166	1,501	23,883	32,550

Note 6 – Employee benefits

The following table discloses total expenses related to employee benefits:

	2021	2020	2019
Short-term employee benefits	100,461	70,555	43,046
Post-employment benefits	18,600	10,590	6,283

Total	119,061	81,145	49,329

Post-employment benefits expense reflects expenses related to defined contribution plans and defined benefit plans, inclusive of expenses related to the ITP 2. Expenses related to defined contribution plans amounted to $13,916, $7,975 and $4,616 for the years ended December 31, 2021, 2020 and 2019, respectively.

The following table discloses total expenses related to employee benefits for the Group’s Executive Management Team (“EMT”) and managing directors at the Group’s sales units:

	2021	2020	2019
Short-term employee benefits	5,094	5,788	4,333
Post-employment benefits	525	351	605
Other long-term benefits	417	600	469

Total benefits to key management personnel only	6,036	6,739	5,407

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Group’s EMT has the authority and responsibility for planning, directing, and controlling the Polestar Group’s activities. In September 2021, Johan Malmqvist succeeded Ian Zhang as Chief Financial Officer of Polestar. As of December 31, 2021 the EMT consists of the following individuals:

a) Thomas Ingenlath (Chief Executive Officer, “CEO”);

b) Johan Malmqvist (Chief Financial Officer, “CFO”); and

c) Dennis Nobelius (Chief Operating Officer, “COO”).

As of December 31, 2020, the EMT (“Prior EMT”) consisted of:

a) Thomas Ingenlath (Chief Executive Officer, “CEO”);

b) Ian Zhang (Chief Financial Officer, “CFO”); and

c) Dennis Nobelius (Chief Operating Officer, “COO”).

As of December 31, 2019. the 2019 EMT consisted of:

a) Thomas Ingenlath (Chief Executive Officer, “CEO”); and

b) Ian Zhang (Chief Financial Officer, “CFO”).

The CEO has the ultimate authority for approval of actions proposed by each member of the EMT.

Note 7 – Other operating income and expense

Other operating income and expenses consisted of:

	2021	2020	2019
Other operating income
Net foreign exchange rate differences	—	2,478	914
Sold services	847	—	1,153
Other operating income	1,776	1,598	446

Total	2,623	4,076	2,513

Other operating expenses	2021	2020	2019
Net foreign exchange rate differences	49,298	—	—
Non-income tax	1,064	1,347	447
Other operating expenses	314	963	727

Total	50,676	2,310	1,174

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 8 – Finance income and expense

The below table details the Group’s finance income and expenses:

Finance income	2021	2020	2019
Net foreign exchange rate gains on financial activities	31,574	—	2,940
Interest income on bank deposits	1,396	3,199	13,286

Total	32,970	3,199	16,226

Finance expense
Interest expense on credit facilities and financing obligations	11,681	13,169	12,722
Interest expense to related companies	30,801	11,210	5,128
Net foreign exchange rate losses on financial activities	—	7,527	—
Interest expense related to lease liabilities	2,377	2,122	584
Credit facility expenses	377	—	504
Other finance expenses	13	6	2,254

Total	45,249	34,034	21,192

For the years ended December 31, 2021, 2020 and 2019, interest expense to related parties was comprised of interest on overdue trade payables balances and interest on related party borrowings. Refer to Note 23 - Related party transactions for further discussion.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9 – Leases

As a lessee, Polestar Group primarily leases buildings and manufacturing production equipment. The Group also has short-term and low value leases related to the leasing of temporary spaces and small IT equipment, respectively. The lease term for land and buildings is generally 2 - 15 years with the exception of one long term land lease with a term of 50 years. The lease term for machinery and equipment is generally 2-6 years.

The following table depicts the changes in the Group’s ROU assets, which are included within PPE:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2020	18,731	398	19,129
Additions	13,332	48,197	61,529
Effect of foreign currency exchange rate differences	1,902	351	2,253

Balance as of December 31, 2020	33,965	48,946	82,911
Additions	12,345	31	12,376
Effect of foreign currency exchange rate differences	(1,197)	1,122	(75)

Balance as of December 31, 2021	45,113	50,099	95,212

Accumulated depreciation
Balance as of January 1, 2020	(1,464)	(43)	(1,507)
Depreciation expense	(2,376)	(6,741)	(9,117)
Effect of foreign currency exchange rate differences	(356)	(54)	(410)

Balance as of December 31, 2020	(4,196)	(6,838)	(11,034)
Depreciation expense	(6,180)	(8,431)	(14,611)
Effect of foreign currency exchange rate differences	217	(178)	39

Balance as of December 31, 2021	(10,159)	(15,447)	(25,606)

Carrying amount as of December 31, 2020	29,769	42,108	71,877

Carrying amount as of December 31, 2021	34,954	34,652	69,606

Amounts related to leases recognised in the Consolidated Statement of Loss are as follows:

	2021	2020	2019
Expense relating to short-term leases	1,300	1,390	—
Expense relating to leases of low value assets	4,218	25	—
Effect of foreign currency exchange rate differences	39	584	(8)

The current and non-current portion of the Group’s lease liabilities are as follows:

	2021	2020
Current lease liability	10,250	11,187
Non-current lease liability	66,575	61,840

Total	76,825	73,027

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	2021	2020
Within 1 year	10,250	11,187
Between 1 and 2 years	11,715	10,003
Between 2 and 3 years	10,375	9,576
Between 3 and 4 years	8,596	8,841
Between 4 and 5 years	42,032	6,944
Later than 5 years	6,361	44,638

Total	89,329	91,189

Refer to Note 24 - Commitments and contingencies for details on commitments related to the Group’s leases and ROU assets as of December 31, 2021.

For the years ended December 31, 2021, 2020 and 2019, total cash outflows (inflows) for leases amounted to $8,578, $2,298 and $939, respectively.

As a lessor, the Group recognised revenue from operating leases in the amount of $6,217 for the year ended December 31, 2021. For the majority of the Group’s lease contracts, vehicles are paid for upfront at contract inception and repurchased by Polestar at the end of the lease term. Expected future, undiscounted lease payments to be received from the Group’s operating leases outstanding as of December 31, 2021 is $711, all of which will be earned in 2022. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2021	—
Additions	124,764

Balance as of December 31, 2021	124,764

Accumulated depreciation
Balance as of January 1, 2021	—
Depreciation expense	(4,138)

Balance as of December 31, 2021	(4,138)

Carrying amount as of December 31, 2021	120,626

Note 10 – Income tax expense

Income tax expense recognised in the Consolidated Statement of Loss is as follows:

	2021	2020	2019
Current income tax for the year	(3,336)	(1,966)	(93)
Deferred taxes	5,517	(4,422)	3,874
China withholding taxes	(2,517)	(7,147)	(5,796)

Total	(336)	(13,535)	(2,015)

Deferred taxes have been calculated applying tax rate per jurisdiction, and for group accounting entries a Hong Kong corporate income tax rate of 16.5% in 2021 and 15.8 % in 2020 has been applied. For 2019, a Chinese tax rate of 25 % has been applied, see Note 3 - Common control transaction.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Information regarding current year income tax expense based on the applicable Hong Kong tax rate is as follows:

	2021	2020	2019
Income before tax for the year	(1,007,118)	(471,323)	(195,960)
Tax according to the applicable Hong Kong tax rate[1]	166,174	74,449	48,989
Operating income/costs, non-taxable	(5,407)	(2,178)	(2,060)
Effect of different tax rates	64,384	34,700	(2,022)
Tax effect on deferred tax due to change of tax rate	—	(575)	993
Withholding tax	(2,517)	(7,147)	(5,796)
Non-recognition of deferred tax assets on other temporary differences	(9,042)	(32,223)	(14,869)
Not recognised tax loss carry-forward	(213,928)	(80,434)	(26,847)
Other	—	(127)	(403)

Total	(336)	(13,535)	(2,015)

1	– 2021: 16.5%, 2020: 15.8%, 2019: 25% (Chinese tax rate, see Note 3 – Common control transaction).

Information regarding the income tax expense for 2019 is based on the applicable Chinese tax rate (25%). The shift from the applicable Chinese tax rate in 2019 to the applicable Hong Kong tax rate in 2020 is due to the change in group composition that occurred in September 2020. The restructuring represented a common control transaction and resulted in certain tax losses in Sweden of $30,418 to be forfeited. Refer to Note 3—Common control transaction for further discussion. The Hong Kong tax rate in the table above is reflective of the Inland Revenue (Amendment (No. 7) Bill 2017 (the “Bill”), which was passed by the Hong Kong Legislative Council in 2018. The Bill introduces the two-tiered profits tax rates regime, under which, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above 2,000,000 HKD will be taxed at 16.5%.

Information regarding the composition of recognised deferred tax assets is as follows:

Specification of deferred tax assets	2021	2020
Unutilised tax loss carry-forward	—	1,031
Other temporary differences	3,850	1,126

Recognised value of deferred tax assets as of December 31	3,850	2,157

As of December 31, 2021 and 2020, deferred tax liabilities related to intangible assets amounted to $509 and $6,548, respectively.

All changes in deferred tax assets and liabilities have been reported in the Consolidated Statement of Loss for the years ended December 31, 2021, 2020 and 2019, respectively.

Information regarding unrecognised deferred tax assets:

The Group recognises deferred tax assets to the extent that the Group believes that the likelihood of recognition is probable. In making such a determination, the Group considers reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and the results of recent operations. As of December 31, 2021 and 2020, the Group made the judgement that there is not sufficient, objectively verifiable

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

evidence available which would demonstrate that it is more likely than not that the Group would be able to realise all deferred tax assets in the future. This resulted in deferred tax assets not being recognised for a tax effected amount of $339,389 and $125,464 as of December 31, 2021 and 2020, respectively. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used. Significant management judgements and assumptions are required in determining the recognition of deferred tax assets related to tax losses and other temporary deductible differences. A change in judgement or assumption could have a material impact on the recognition of deferred tax assets.

Tax loss carryforwards through the year of expiration are as follows:

Due date	2021	2020
2022	—	—
2023	—	—
2024	74,736	74,736
2025	193,596	186,930
2026	158,427	291,494
2027 onwards	1,126,554	—

Tax loss carryforwards as of December 31	1,553,313	553,160

The increase in tax losses available for carryforward are mainly attributable to the decline in earnings as a consequence of the Group scaling headcount and research and development expenses to meet the demands of the growing business. Tax losses in Sweden of $1,113,842 have an indefinite carryforward period. Tax losses in China of $430,035 have a five-year carryforward period. Other deductible temporary differences with a tax value of $40,544 and $32,265 have not been recognized as of December 31, 2021 and 2020, respectively.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 11 – Net loss per share

Basic Net loss per share is calculated by dividing Net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. Diluted Net loss per share takes into account the impact of events which increase the number of issued shares. For the year ended December 31, 2021, 4,306,466 shares issuable upon conversion of the convertible notes were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. Refer to Note 18 - Equity for further details related to the convertible notes. No dilutive event occurred for the years ended December 31, 2020 or 2019. Dilutive Net loss per share was the same as basic Net loss per share for all periods presented. The following table presents the computation of basic and diluted Net loss per share for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
	Class A and B Common	Class A Common	Class A Common
Numerator:
Net loss attributable to common shareholders	(1,007,454)	(484,858)	(197,975)

Denominator:
Weighted-average number of common shares outstanding	229,341,491	201,727,758	200,000,000

Net loss per share (in U.S. dollars):
Basic and diluted	(4.39)	(2.40)	(0.99)

On September 14, 2020 as part of the common control transaction described in Note 3 - Common control transaction, 200,000,000 shares were issued to existing owners. For the purposes of calculating basic and diluted net loss per share, these shares are treated as issued and outstanding from January 1, 2019 through December 31, 2020.

Refer to Note 18 - Equity for more details on the rights of Class A and B common shareholders.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 12 – Intangible assets and goodwill

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2020	15,314	215	859,345	874,874
Additions	25,557	990	311,546	338,093
Effect of foreign currency exchange rate differences	3,131	138	102,423	105,692

Balance as of December 31, 2020	44,002	1,343	1,273,314	1,318,659

Additions	112,844	11	349,876	462,731
Effect of foreign currency exchange rate differences	(4,962)	(87)	(81,335)	(86,384)

Balance as of December 31, 2021	151,884	1,267	1,541,855	1,695,006

Accumulated amortisation and impairment
Balance as of January 1, 2020	(13,202)	—	(19,984)	(33,186)
Amortisation expense	(1,143)	(133)	(165,610)	(166,886)
Effect of foreign currency exchange rate differences	(1,901)	(5)	(7,410)	(9,316)

Balance as of December 31, 2020	(16,246)	(138)	(193,004)	(209,388)

Amortisation expense	(1,025)	(157)	(187,194)	(188,376)
Effect of foreign currency exchange rate differences	1,612	12	13,561	15,185

Balance as of December 31, 2021	(15,659)	(283)	(366,637)	(382,579)

Carrying amount as of December 31, 2020	27,756	1,205	1,080,310	1,109,271
Carrying amount as of December 31, 2021	136,225	984	1,175,218	1,312,427

Additions to internally developed IP were primarily related to the Polestar Precept and various other internal programs for the years ended December 31, 2021, 2020 and 2019. Additions of acquired IP during the years ended December 31, 2021, 2020 and 2019 were related to acquisitions of PS2 and Polestar 3 (“PS3”) IP from Volvo Cars. During the year ended December 31, 2021, Polestar also acquired IP related to the Polestar 4 (“PS4”) from Geely.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The July 2015 acquisition of Polestar Performance AB by Volvo Cars and subsequent acquisition of Polestar Performance AB and Polestar Holding AB by Polestar Automotive (Shanghai) Co. Ltd. generated goodwill of $55,991. As of December 31, 2021 and 2020, the balance of goodwill amounted to $53,282 and $59,129, respectively. The balance of trademarks as of December 31, 2021 and 2020 amounted to $2,647 and $2,937, respectively. The changes to the carrying amount of goodwill and trademarks were as follows:

	Goodwill	Trademarks
Balance as of January 1, 2020	51,834	2,575
Effect of foreign currency exchange rate differences	7,295	362

Balance as of December 31, 2020	59,129	2,937

Effect of foreign currency exchange rate differences	(5,847)	(290)

Balance as of December 31, 2021	53,282	2,647

Note 13 – Property, plant and equipment

As of December 31, 2021 and 2020, PPE are recognised in the Consolidated Statement of Financial Position with carrying amounts of $208,193 and $201,671, respectively. Of these amounts, $34,954 and $29,769 is related to ROU assets for leased buildings and land, and $34,652 and $42,108 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 9 – Leases for more details on the Groups ROU assets and operating leases.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Property, plant and equipment was as follows:

	Buildings and land	Buildings under development	Machinery and equipment	Machinery under development	Total
Acquisition cost
Balance as of January 1, 2020	45,138	—	65,384	1,012	111,534
Additions	904	—	61,000	796	62,700
Divestments and disposals	(86)	—	—	—	(86)
Effect of foreign currency exchange rate differences	2,864	—	5,095	70	8,029

Balance as of December 31, 2020	48,820	—	131,479	1,878	182,177

Additions	2,106	—	6,315	33,622	42,043
Reclassifications	—	—	7,977	(7,977)	—
Effect of foreign currency exchange rate differences	1,304	—	2,206	143	3,653

Balance as of December 31, 2021	52,230	—	147,977	27,666	227,873

					—
Depreciation and impairment					—
Balance as of January 1, 2020	(646)	—	(8,267)	—	(8,913)
Depreciation expense	(1,744)	—	(38,329)	—	(40,073)
Divestments and disposal	69	—	—	—	69
Effect of foreign currency exchange rate differences	(55)	—	(3,411)	—	(3,466)

Balance as of December 31, 2020	(2,376)	—	(50,007)	—	(52,383)

Depreciation expense	(2,266)	—	(33,910)	—	(36,176)
Effect of foreign currency exchange rate differences	(70)	—	(657)	—	(727)

Balance as of December 31, 2021	(4,712)	—	(84,574)	—	(89,286)

Carrying amount as of December 31, 2020	46,444	—	81,472	1,878	129,794

Carrying amount as of December 31, 2021	47,518	—	63,403	27,666	138,587

Note 14 – Financial instruments

For both financial instruments carried at fair value and financial instruments measured at amortised cost, there was no difference between fair value and carrying amount. The following table shows the carrying amounts of financial assets measured at fair value on a recurring basis:

Financial instruments carried at FVTPL	2021	2020
	Carrying amount
Financial assets
Marketable securities	1,258	—

Total	1,258	—

As of December 31, 2019, the Group carried a derivative asset and liability at fair value on a recurring basis, in the amounts of $101 and $352, respectively. These derivatives were financial instruments carried at FVTPL.

For the years ended December 31, 2021 and 2020, the realised loss on derivatives was nil and $554, respectively. For the year ended December 31, 2019, the realised gain on derivatives was $16,615.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The following table shows the carrying amounts of financial assets and liabilities measured at amortised cost:

Financial instruments carried at amortised cost	2021	2020
	Carrying amount
Financial assets
Trade receivables and trade receivables - related parties	172,441	307,694
Cash and cash equivalents	756,677	316,424
Restricted cash	—	50,206
Other current receivables	38,741	2,676
Other non-current receivables	1,682	316

Total	969,541	677,316

Financial liabilities
Trade payables and trade payables - related parties	1,541,974	1,145,408
Liabilities to credit institutions	642,338	363,490
Interest-bearing current liabilities[1] and interest-bearing current liabilities - related parties	24,072	11,187
Other non-current liabilities	11,764	312
Accrued expenses and accrued expenses - related parties	502,809	203,107

Total	2,722,957	1,723,504

1	– The Group’s short-term lease liability is presented separately in Note 9 – Leases.

Total interest income arising on financial assets measured at amortised cost related mainly to cash and cash equivalents as of December 31, 2021, 2020 and 2019, and amounted to $1,396, $3,199 and $13,286, respectively. Total interest expense arising on financial liabilities measured at amortised cost related mainly to liabilities to credit institutions and other financing obligations as of December 31, 2021, 2020 and 2019, and amounted to $42,482, $24,379 and $17,850, respectively.

The following table shows the maturities for the Group’s financial assets and liabilities as of December 31, 2021:

	2021
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	172,441	—	—	172,441
Cash and cash equivalents	756,677	—	—	756,677
Marketable securities	1,258	—	—	1,258
Restricted cash	—	—	—	—
Other current receivables	38,741	—	—	38,741
Other non-current receivables	—	1,682	—	1,682

Total	969,117	1,682	—	970,799

Financial liabilities
Trade payables and trade payables - related parties	1,541,974	—	—	1,541,974

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	2021
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Liabilities to credit institutions	642,338	—	—	642,338
Accrued expenses and accrued expenses - related parties	502,809	—	—	502,809
Interest-bearing current liabilities[1] and interest-bearing current liabilities - related parties	24,072	—	—	24,072
Other non-current liabilities	—	11,764	—	11,764

Total	2,711,193	11,764	—	2,722,957

1	– The Group’s short-term lease liability is presented separately in Note 9 – Leases.

The following table shows the maturities for the Group’s financial assets and liabilities as of December 31, 2020:

	2020
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	307,694	—	—	307,694
Cash and cash equivalents	316,424	—	—	316,424
Restricted cash	50,206	—	—	50,206
Other current receivables	2,676	—	—	2,676
Other non-current receivables	—	—	316	316

Total	677,000	—	316	677,316

Financial liabilities
Trade payables and trade payables - related parties	1,145,408	—	—	1,145,408
Liabilities to credit institutions	363,490	—	—	363,490
Accrued expenses and accrued expenses - related parties	203,107	—	—	203,107
Other non-current liabilities	—	312	—	312

Total	1,712,005	312	—	1,712,317

No financial instruments were offset by the Group.

Note 15 – Trade receivables

Trade receivables from contracts with customers represent sales transactions, conducted via sales units, within the markets in which the Group operates. The average credit term to finance service providers and fleet customers is two weeks. Trade receivables – related parties were comprised of sales transactions with related parties in relation to sale of R&D services, software and performance engineered kits.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The following table details the aging analysis of the trade receivables:

	Not overdue	1-30 days overdue	30-90 days overdue	>90 days overdue	Total
2021
Gross trade receivables	89,348	53,289	14,403	713	157,753
Trade receivables – related parties	7,210	7,310	—	168	14,688

Net trade receivables	96,558	60,599	14,403	881	172,441

2020
Gross trade receivables	54,354	32,382	9,879	2,635	99,250
Trade receivables – related parties	194,891	12,745	405	403	208,444

Net trade receivables	249,245	45,127	10,284	3,038	307,694

Management determines that a receivable is written off once reasonable means of collection have been unsuccessful and the Group has no reasonable expectations of recovering the entire contractual cash flows, or a portion thereof. Historically, the Group has had no credit losses. As of December 31, 2021 and 2020, Polestar Group has performed an ECL assessment and found no significant effects resulting from the analysis; no write-offs were made for trade receivables.

Further information on credit risks for trade receivables is included in Note 2 – Financial risk management.

Note 16 – Inventories

The Group’s inventory primarily consisted of vehicles as follows:

	2021	2020
Work in progress	3,586	7,723
Finished goods and good for resale	610,124	460,792
Provision for impairment	(67,967)	(35,984)

Total	545,743	432,531

Inventories recognised as an expense during the years ended December 31, 2021, 2020 and 2019 amounted to $1,234,062, $551,508 and $33,771, respectively and were included in Cost of sales.

As of December 31, 2021 and 2020, write-downs of inventories to net realisable value amounted to $67,967 and $35,984, respectively. The write down was recognised as an expense during the years ended December 31, 2021 and 2020 and was included in Cost of sales in the Consolidated Statement of Loss.

Note 17 – Other current assets

Other current assets for the Group were as follows:

	2021	2020
Value added tax receivables	63,698	44,660
Prepaid expenses and accrued income	40,077	9,926
Advances to suppliers	6,424	3,072
Other current assets	10,003	2,673

Total	120,202	60,331

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

As of December 31, 2021, prepaid expenses and accrued interest income consisted primarily of accrued transaction costs related to the proposed business transaction with Gores Guggenheim Inc. As of December 31, 2020, prepaid expenses and accrued interest income consisted primarily of prepaid expenses related to marketing and accrued interest income.

Note 18 – Equity

Share capital

As presented in Note 3 – Common control transaction, the concept of share capital did not exist under the Old Parent’s limited company structure and was introduced under the New Parent’s private company limited structure. As of December 31, 2020, share capital consisted of Class A common shares which were fully paid, authorised, issued and outstanding.

After the issuance of 14,371,808 Class A common shares in December 2020, total common shares issued and outstanding were 214,371,808 as of December 31, 2020, with each common share valued at $6.15 (in ones). Class A common shares were issued at no par value.

In March 2021, the Group’s Board of Directors distributed 18,032,787 shares of newly authorised Class B common shares at $30.50 (in ones) a share for proceeds of $550,000; related issuance costs amounted to $2,843. Of the 18,032,787 shares issued, 4,262,295 were issued to Geely. In July 2021, 17,345,079 Class A common shares were converted to Class B common shares. Following these events, total Class A and Class B common shares issued and outstanding were 232,404,595, with each share valued at $8.04 (in ones). Class A and B common shares were both issued with no par value.

As of December 31, 2021, share capital consists of Class A and Class B common shares which were fully paid, authorised, issued and outstanding. Changes to the number of common shares issued and outstanding were as follows:

	Class A	Class B
Balance as of September 14, 2020[1]	200,000,000	—
Issuance during the year	14,371,808	—

Balance as of December 31, 2020	214,371,808	—

Issuance during the year	—	18,032,787
Conversion from Class A to Class B	(17,345,079)	17,345,079

Balance as of December 31, 2021	197,026,729	35,377,866.00

1	– September 14, 2020 is the date of the common control transaction. Refer to Note 3 – Common control transaction for further details.

The rights of Class A and Class B common shareholders are identical, except with respect to voting rights as specified below.

Voting rights

Polestar Group has two classes of common shares which carry no right to fixed income. On any matter presented to the shareholders of the Group at any meeting of the shareholders, the holders of Class A common shares are entitled to ten votes per share; holders of Class B common shares are entitled to one vote per share.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Convertible note

In July 2021, Geely and two other third-parties invested in non-interest-bearing convertible notes of $35,231 from Polestar Group. Of the $35,231, $9,531 is held by Geely. The convertible notes (“Notes”) are non-interest bearing and not eligible to receive a coupon or dividend for the first 24 months after issuance, at which point in time the convertible notes will be eligible to receive dividends equivalent to Class B common shares, pending approval from the Board of Directors.

The convertible notes will be automatically converted into Class B common shares upon (1) an issuance of equity securities in an amount greater than $50,000 to any entity that owns more than 35% voting power in the Polestar Group, (2) the occurrence of an initial public offering, combination with a special purpose acquisition company, or direct listing of the Polestar Group, (3) a liquidation of the Polestar Group, or (4) the non-occurrence of any of the preceding events by the 24-month anniversary of the issuance of the convertible note (i.e., each a qualifying conversion event).

Except in liquidation, the conversion price of a qualifying conversion event is dependent upon the per share price of the corresponding equity securities offered and may be subject to a discount, depending on the time elapsed since the issuance of the convertible note. In liquidation, the convertible notes are converted to Class B common shares at a fixed conversion price. Additionally, the Polestar Group has the ability to convert the convertible note to Class B common shares for a fixed conversion price at will prior to the occurrence of a qualifying conversion event. The convertible notes may only be settled via the issuance of equity, regardless of whether or not a qualifying conversion event occurs.

Accordingly, the Group accounted for the convertible notes as equity upon issuance and classified them within other contributed capital. As of December 31, 2021 all $35,231 of the convertible notes remained outstanding as none of the convertible notes had been converted to Class B common shares.

Currency translation reserve

The currency translation reserve comprises exchange rate differences resulting from the translation of financial reports of foreign operations that have prepared their financial reports in a currency other than Polestar Group’s reporting currency.

Accumulated deficit

Accumulated deficit comprises Net loss for the year and preceding years less any profits distributed. Accumulated deficit also includes the effects of business combinations under common control within Polestar Group.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 19 – Current and non-current provisions

The changes in the Group’s current and non-current provisions were as follows:

	Warranties	Provision for employee benefits	Other provisions	Total
Balance as of January 1, 2020	2	3,533	2,230	5,765
Additions	58,651	1,595	12,453	72,699
Utilisation	(24,348)	—		(24,348)

Balance as of December 31, 2020	34,305	5,128	14,683	54,116

of which current	18,759	3,928	12,892	35,579
of which non-current	15,546	1,200	1,791	18,537
Balance as of January 1, 2021	34,305	5,128	14,683	54,116
Additions	68,081	6,867	4,853	79,801
Utilisation	(33,332)	(4,207)	(8,498)	(46,037)
Reversals	(4,967)	(160)	—	(5,127)

Balance as of December 31, 2021	64,087	7,628	11,038	82,753

of which current	28,660	6,325	9,057	44,042
of which non-current	35,427	1,303	1,981	38,711

Provision for employee benefits relates to the Group’s short-term incentive plan and LTVP. Refer to Note 6 – Employee benefits for more details.

Warranty campaign

During the year ended December 31, 2021, the Group did not initiate any safety recalls or service campaigns.

In the fourth quarter of 2020, Polestar performed a safety recall and service campaign related to the PS2 to replace defective power inverters and high voltage coolant heaters (“HVCH”). Polestar is engaged in a sourcing level agreement with Volvo Cars related to the PS2 where Volvo Cars is the party having a relationship with the ultimate supplier. Volvo Cars subsequently compensated Polestar for the recalls, in full, in the amount of $78,978 for the faulty inverters and HVCH. Vehicles affected by the recall included those that had been sold to end customers as well as those still in inventory as of year-end, which were subsequently repaired before being sold to end customers. As of December 31, 2020, the Group has recovered all costs associated with the recall and service campaign.

To the extent vehicles had not been sold to end customers as of year-end, no warranty provision has been recognised for those vehicles. Costs for these vehicles are initially recognised in inventory as vehicles are repaired and subsequently reported as cost of goods sold upon sale to end customers.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 20 – Other current liabilities

Other current liabilities for the Group were as follows:

	2021	2020
Accrued expenses and prepaid income	186,748	97,620
Accrued interest	305	490
Personnel related liabilities	19,642	13,090
Value added tax payable	46,464	55,965
Other liabilities	19,082	461
Liabilities related to repurchase obligations	92,421	—

Total	364,662	167,626

Accrued expenses and prepaid income consisted of primarily accrued expenses related to marketing and product development; personnel related liabilities consisted of wages, salaries, and other benefits payable.

Note 21 – Liabilities to credit institutions

The carrying amount of Polestar Group’s borrowings as of December 31, 2021 are as follows:

Currency	Nominal amount in respective currency (thousands)	TUSD
USD	400,000	400,000
CNY	830,000	130,559
CNY	500,000	78,650

Total		609,209

The carrying amount of Polestar Group’s unsecured borrowings as of December 31, 2020 are as follows:

Currency	Nominal amount in respective currency (thousands)	TUSD
CNY	984,551	150,735
CNY	300,000	45,930
EUR	120,700	148,082

Total		344,747

As of December 31, 2021, the Group had the following outstanding bank loans:

a) A working capital loan agreement with a bank in China. The loan is secured on certain assets equal to approximately 70% of its value and benefits from a subsidiary guarantee from Polestar Shanghai as well as letters of keep well from both Volvo Cars and Geely. Polestar does not anticipate needing to rely on these letters. The outstanding principal balance as of December 31, 2021 was $400,000. The loan carries interest at a fixed rate of 1.883%.

b) An unsecured working capital loan from a bank in China. The outstanding balance as of December 31, 2021 was $130,559. This loan was agreed to in July 2021; part of this loan was funded in July 2021 and part was funded in September 2021, with an overall expiry of July 2022. The loan carries interest at a rate of 3.915% per annum.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

c) An unsecured working capital loan from a bank in China. The outstanding balance as of December 31, 2021 was $78,650. This loan was agreed to in June 2021 with an expiry of June 2022. The loan carries interest at the latest 12-month national interbank offered rate plus 1.1%.

In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value working capital credit facilities with various financial service providers to ensure the Group can meet vehicle demand and fund operations related to vehicle sales. These facilities provide access to credit for 1-4 years, with the option to renew as mutually determined by Polestar Group and the financial service provider. As of December 31, 2021 and 2020, the aggregate amount outstanding under these arrangements was $32,453 and $1,345, respectively. Of the $32,453 outstanding as of December 31, 2021, $13,789 was related to the working capital loan with Volvo Cars, further detailed in Note 23 – Related party transactions.

As of December 31, 2020, the Group had the following outstanding bank loans:

a) An unsecured working capital loan from a bank in China. The outstanding balance as of December 31, 2020 was $150,735. This loan was agreed to in June 2020 with an expiry of June 2021. The loan carries interest at the interbank loan prime rate plus 0.065%, settled either monthly or quarterly.

b) An unsecured working capital loan from a bank in China. The outstanding balance as of December 31, 2020 was $45,930. This loan was agreed to in December 2020 with an expiry of May 2021. The loan carries interest at the latest 12-month national interbank rate minus 0.37%, settled quarterly.

c) An uncommitted facility from a bank in the United Kingdom. The outstanding balance as of December 31, 2020 was $148,082. This loan was agreed to in December 2020 with an expiry of June 2021. The loan carries interest at 2.1% per annum over the relevant interbank offered rate, plus a flat arrangement fee of 0.25% to be paid on the value of the facility payable. Interest is to be paid at the end of the agreed upon financing term.

Since all of the above identified contracts are short-term with terms of twelve months or less, the carrying amount of each contract is deemed to be a reasonable approximation of fair value. The Group’s risk management policies related to its debt instruments are further detailed in Note 2 – Financial risk management.

The Group’s creditors do not require Polestar to maintain any material debt covenants. Unless the Group is unable to make its debt payments, there are no events, financial or otherwise, which trigger default under the debt contracts.

Financing obligations

Polestar has entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of December 31, 2021 and 2020, $14,465 and $17,398 of this financing obligation was outstanding, respectively, and had accrued interest of $1,679 and $301, respectively. As the financing obligation is short-term in nature, the total outstanding amount is reflected in liabilities to credit institutions in the Consolidated Statement of Financial Position.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 22 – Supplemental cash flow information

Supplemental cash flow information was as follows:

	2021	2020	2019
Non-cash investing and financing activities
Purchases of intangible assets in trade payables – related parties and accrued expenses – related parties	357,760	143,986	135,989
Initial recognition of ROU assets and liabilities	12,376	61,529	4,484
Purchases of property, plant and equipment in trade payables	17,341	13,101	3,626

Note 23 – Related party transactions

Related parties are as follows:

a) a member of the board of directors, CEO and other key management employees in any Polestar entity;

b) a spouse or co-habitee of, or a person under the custody of, any person referred to in “a)” above;

c) legal entities controlled by any person, alone or jointly, referred to under “a)” and “b)” above;

d) a legal entity that is a parent company, subsidiary, joint venture, or associate within Geely and Volvo Cars;

e) a legal entity in which a company within the Polestar Group holds, or otherwise controls, between 20-50% (i.e., an associate or joint venture of any company within the Polestar Group); or

f) a person, or a close family member of such person, that has direct or indirect control or joint control of a Polestar entity, has significant influence over a Polestar entity or is a member of the key management of Polestar Group.

Historically, Polestar Group existed as a joint venture between Geely and Volvo Cars. Geely is primarily owned and operated by Mr. Li Shufu. Geely, through a combination of wholly owned and partially owned entities, owns a controlling number of equity interests in Volvo Cars. Therefore, Mr. Li Shufu, as a controlling equity interest holder in Geely, effectively controls Geely and Volvo Cars. All transactions with either Geely or Volvo Cars are considered related party transactions.

The Group’s relationship with Geely and Volvo Cars assisted in the development of favorable agreements with both parties at arm’s length reach. The primary agreement between Geely/Volvo Cars and the Group was a contract manufacturing agreement to produce the PS2; the primary agreements between Volvo Cars and the Group related to the acquisition of technology developed by Volvo Cars and various services provided by Volvo Cars. Such agreements provided advantages for the Group, including cost management and go-to-market efficiency.

All agreements with related parties are on an arm’s length basis.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

As of December 31, 2021, the Group has related party agreements in the following functions:

Product development

The agreements in place to support the Group’s product development includes license and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars.

Procurement

The Group entered into Service Agreements with Volvo Cars regarding the procurement of direct (production related) materials.

Manufacturing

In the fourth quarter of 2021, Polestar entered into a unique vendor tooling agreement with Geely whereby Geely agrees to provide manufacturing OEM services for the Polestar model 4 vehicle (“PS4”). Refer to Note 24 – Commitments and contingencies for further details regarding this unique vendor tooling agreement.

The Group purchased contract manufacturing services, manufacturing and logistics engineering services, and entered into tool sharing agreements with related parties.

Until November 2021, production of the PS2 was executed at the Geely owned Luqiao plant through contract manufacturing agreements. In November 2021, ownership transferred to Volvo Cars and the plant was renamed to Taizhou.

Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilised and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself. The Group outsourced the manufacturing engineering for the production process of the PS1, PS2, and PS3 to Volvo Cars.

Activities related to logistics engineering (i.e., activities related to the determination of how different components are delivered to the production sites) were outsourced to Volvo Cars for the PS1, PS2, and PS3.

Tool sharing occurs when the Group purchases production tools, together with Volvo Cars, to obtain synergies from utilising the same tools.

Polestar enters into machinery and equipment lease arrangements with Geely and certain building lease agreements with Volvo Cars. Refer to Note 9 – Leases for more information on Polestar’s leasing arrangements.

Sales and distribution

Prior to entering the commercial space in the third quarter of 2020, the Group’s principal operations related to the sale of R&D services, software, and performance engineered kits to Volvo Cars. Additionally, in 2020, the Group sold and delivered prototype engines to Geely and commercial vehicles and carbon credits to Volvo Cars. Refer to Note 4 – Revenue for further discussion on revenue recognised in accordance with IFRS 15.

Polestar Group sells vehicles to related parties, Volvo Cars and Volvofinans Bank AB (“Volvofinans Bank”). Volvofinans Bank sells these vehicles to end customers when the end customers choose to finance the vehicles via Volvofinans Bank.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Polestar Group and Volvo Car Financial Services, doing business as Polestar Financial Services (“PFS”), entered into residual value guarantee agreements with Bank of America, National Association (“BANA”) in the US. BANA sought to obtain economic protection against degradations in the residual value of leased vehicles it funds, and Polestar USA agreed to provide such protection as a service for a fee.

The Group purchases sales and distribution services from Volvo Cars related to distribution and outbound logistics, market research, delivery of vehicles and other products and global customer service.

Information technology

While the Group has its own information technology (“IT”) department, to a certain extent it operates in a shared IT environment with Volvo Cars and purchases service and software license agreements related to resource planning systems, operations, infrastructure, networking, communications, collaboration, integration and application hosting.

Other support

Other related party agreements in place with Volvo Cars primarily relate to service agreements to support corporate and/or back-office functions, including human resources (“HR”), legal, accounting, and other functions.

HR support services relate to activities associated with payroll administration, training and workforce administration.

Legal support services include routine work associated with patent and brand registrations and competition law.

Accounting and finance support services include finance administration, local legal entity accounting and financial reporting.

Polestar outsources inbound and outbound logistics to Volvo Cars as the Group’s and Volvo Cars’ vehicles are typically manufactured at the same production sites. Inbound logistics relate to supplier shipments to various production sites; outbound logistics relate to the transport of vehicles to end customers. The Group outsources customs handling to Volvo Cars as it does not currently have its own customs department. Warranty provision calculations and claims handling are also outsourced to Volvo Cars.

Financing

In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently borrowed $13,789 of the line, which has a maturity of one year. As of December 31, 2021, the entire amount of this financing arrangement remained outstanding.

Working capital loans

In 2020, the Group entered into two working capital loans with Volvo Car (Asia Pacific) Investment Holdings Co., Ltd. The first loan was for $143,600 and was amended seven times, where each amendment served to extend the term of the loan. The loan commenced in July 2018 with an original maturity of July 2019 and an amended maturity of December 2020. The second loan was for $214,950 and was amended two times, where each amendment served to extend the term of the loan. The loan commenced in July 2020 with an original maturity of September 2020 and an amended maturity of December 2020, where the Group paid the loan back in full. The Group did not incur any fees associated with the amendments on either loan.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The interest rates for the loans with Volvo Car (Asia Pacific) that commenced in July 2018 and July 2020 were 3.45% and 3.48%, respectively. The Group repaid each loan in a lump sum together with all the principal and interest at the date of maturity in December 2020. For the years ended December 31, 2021, December 31, 2020 and 2019, interest expense for these loans was nil, $8,684 and $5,037, respectively.

Convertible notes

Of the $35,231 in convertible notes issued on July 28, 2021, $9,531 is related to Geely. As of December 31, 2021, all $9,531 of the Notes related to Geely are outstanding as none of the Notes had been converted to shares of Class B common shares. Refer to Note 18 – Equity for further details on the Notes.

Share issuances

Of the 14,371,808 Class A common shares issued in December 2020 to raise $438,340 in capital, 7,185,904 Class A common shares were issued to Snita Holding B.V., a subsidiary of Volvo Cars, representing $219,170 of the total capital raised. 7,185,904 Class A common shares were issued to PSD Investment Limited, representing $219,170 of the total capital raised.

Of the 18,032,787 Class B common shares issued in March 2021 to raise $550,000 in capital, 4,262,295 Class B common shares were issued to Geely, representing $130,000 of the total capital raised. Refer to Note 18 - Equity for further details on these share issuances.

The agreements discussed above impact the Group’s financial statements as follows:

Sale of goods, services and other

Related party revenue transactions relate to product development and sales and distribution agreements discussed above. Total revenue recognised for each related party is as follows:

	2021	2020	2019
Volvo Cars	73,660	107,948	91,092
Volvofinans Bank AB	52,973	30,167	—
Geely	2,347	9,340	1,295

Total	128,980	147,455	92,387

For the year ended December 31, 2021, revenue from related parties amounted to $128,980 or 9.65% of total revenue. For the year ended December 31, 2020, revenue from related parties amounted to $147,455 or 24.16% of total revenue. For the year ended December 31, 2019, related party revenue was $92,387 or 99.97% of total revenue.

Purchases of goods, services and other

Purchases from related parties include agreements related to product development, procurement, manufacturing, IT, licenses to intellectual property, and other agreements as discussed above.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Purchases of PS2 vehicles were from Geely until the change in plant ownership in November 2021; purchases and their related payables were from Volvo Cars subsequent to this event. The total purchases of goods, services and other for each related party was as follows:

	2021	2020	2019
Volvo Cars	570,429	276,849	383,255
Geely	1,200,295	782,864	3,926
Volvofinans Bank AB	5,748	—	—

Total	1,776,472	1,059,713	387,181

Cost of R&D and intellectual property

In 2021, Polestar Group entered into agreements with Volvo Cars and Geely to acquire technology leveraged in the development of the PS2, PS3, and PS4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the PS1, PS2, and PS3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognised asset reflects the relevant proportion of Polestar Group’s interest. The recognised asset associated with these agreements as of December 31, 2021 was $1,175,218, of which acquisitions attributable to 2021 were $349,876. The recognised asset associated with these agreements as of December 31, 2020 was $1,080,308, of which acquisitions attributable to 2020 were $311,546.

Amounts due to related parties

Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support with Volvo Cars and Geely.

Trade payables – related parties and accrued expenses – related parties	2021	2020
Volvo Cars	1,507,308	554,676
Geely	235,622	627,729
Volvofinans Bank AB	504	15

Total	1,743,434	1,182,420

The Group’s interest expense on current liabilities due to Volvo Cars for the years ended December 31, 2021 and 2020 was $11,521 and $11,210, respectively. The Group’s interest expense on current liabilities due to Geely for the years ended December 31, 2021 and 2020 was $19,280 and nil, respectively.

Amounts due from related parties

Amounts due from related parties include transactions related to product development and sales and distribution agreements discussed above.

Trade receivables – related parties and accrued income – related parties	2021	2020
Volvo Cars	15,457	194,503
Geely	4,025	13,319
Volvofinans Bank AB	309	622

Total	19,791	208,444

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Incentives to key management personnel

During the year-ended December 31, 2019, Volvo Cars provided an equity-based investment opportunity for certain members of the Group’s management team. The Polestar Investment Plan was launched to incentivise the retention of key personnel with pivotal roles in the development of the Group into a successful standalone company. Each participant was offered the opportunity to purchase shares in Polestar Investment AB (“PSINV AB”), a subsidiary of Volvo Cars. Accordingly, participants of the Polestar Investment Plan are indirectly minority owners of the Group. In accordance with external valuation, the investment in PSINV AB was made at fair market value.

The total ownership interest of the Group’s members of management who hold shares in PSINV AB is 45.25% of total shares issued under Volvo Car’s Polestar Investment Plan. Management evaluated the Polestar Investment Plan to determine whether it qualified as an equity-settled share-based payment transaction within the scope of IFRS 2, as the participants receive shares of equity in exchange for their investment and more than one entity is involved in delivering the benefit to the participants. Given Polestar Group does not receive identifiable or unidentifiable goods or services in exchange for the equity purchase of PSINV AB, the transaction is not within the scope of IFRS 2. Furthermore, the Polestar Investment Plan is an agreement with Volvo Cars and individual members of Polestar Group’s prior EMT, as participants were given the option to purchase equity shares in PSINV AB, an entity outside of the legal entity structure of Polestar Group. Therefore, the Polestar Investment Plan is not a share-based payment transaction in the scope of IFRS 2 and there is no financial statement impact on the Group.

Refer to Note 6 - Employee benefits for details on compensation to the EMT and managing directors at the Group’s sales units.

Share capital

Related party share ownership as of December 31, 2021 and 2020 was as follows:

Class A	2021	2020
Snita Holding B.V.	95,961,904	105,461,904
PSD Investment Limited	99,340,825	107,185,904
PS Investment AB	1,724,000	1,724,000

Total	197,026,729	214,371,808

Class B	2021	2020
Snita Holding B.V.	17,345,079	—
Geely	4,262,295	—

Total	21,607,374	—

As of December 31, 2019, related parties collectively owned 200,000,000 Class A common shares, of which Volvo Cars (China) Investment Co., Ltd held 100,000,000 shares and Zhejiang Geely Holding Group Co., Ltd held 100,000,000 shares.

Refer to Note 18 – Equity for further details.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 24 – Commitments and contingencies

Commitments

In December 2021, Polestar entered into a unique vendor tooling agreement and a unique in-house tooling and equipment agreement for the PS4. These agreements were entered into as part of Polestar’s and Geely’s intent to enter into a more detailed agreement related to manufacturing OEM services for the PS4 prior to the commencement of production. Aggregate payments Polestar will make to Geely under this agreement and the amounts of future commitments are $137,382 as of December 31, 2021.

Around the same time, Polestar Group also entered into agreements with Geely to acquire technology and related services leveraged in the development of the PS4. Under these agreements, Geely will perform development services in pursuit of achieving project milestones through 2025 for which the Group will make certain milestone payments to Geely, totaling an aggregate amount of $414,055. Future commitments related to these agreements as of December 31, 2021 were $329,216. The agreements also obligate Polestar to make certain royalty payments per vehicle sold once the PS4 reaches commercialisation.

In 2019, Polestar Group entered into a type bound and unique equipment agreement for the PS3. In addition, Polestar Group entered into volume commitments related to common technology shared with Volvo Cars. If Polestar’s share of Volvo Cars investment in common tooling is not recovered by Volvo Cars, Polestar will reimburse Volvo Cars such costs.

As of December 31, 2021, commitments to acquire PPE and intangible assets were $235,573 and $501,207, respectively. As of December 31, 2020, commitments to acquire PPE and intangible assets were $79,365 and $313,675, respectively.

Contingencies

In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.

In March 2021, a Swedish investment firm specialising in class action lawsuits, initiated class action activities in Norway against Polestar Norway. The class action suit alleges the Polestar Norway issued misleading statements regarding the range of the PS2 vehicle, which Polestar Norway rejects. As of the date these financial statements were issued, these class action activities consisted of the initial steps of soliciting individuals who purchased a PS2 vehicle in Norway to join the class action suit against Polestar Norway; no claim has been filed in court. The Swedish investment firm refers to a potential total claim of $2,530. Simultaneously, a Norwegian automobile association for car owners (“NAF”) has sent separate claim letters to Polestar Norway on behalf of a few members, on the same grounds as the class action lawsuit. These claims have also been rejected by Polestar Norway.

The Group did not have any liabilities related to such contingencies as of December 31, 2021 and 2020.

Note 25 – Subsequent events

Management has evaluated events subsequent to December 31, 2021 and through April 21, 2022, the date these Consolidated Financial Statements were authorised for issuance by the Board of Directors. The following events

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

which occurred subsequent to December 31, 2021 merited disclosure in these Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On February 28, 2022, Polestar entered into a 12-month single currency, green trade facility with an aggregate principal amount of EUR 350,000,000 with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA. Polestar has the option to extend this facility by an additional 12 months and request an accordion increase for an additional principal amount of EUR 250,000,000. On March 24, 2022, Polestar made a drawdown of EUR 86,634,703, or approximately $94,500. This loan carries interest at the relevant interbank offered rate plus 2.1% per annum and has a repayment period of 90 days.

On March 3, 2022, Snita B.V. and PSD Investment Ltd. each issued official declarations of intent that set forth their intention to fund Polestar’s continued growth under the Group’s current business plan. Both parties intend to subscribe to their pro rata share of any future equity or equity-linked securities issued by Polestar.

On March 11, 2022, Polestar entered into a letter of intent with The Hertz Corporation (“Hertz”) pursuant to which Hertz intends to commit to purchase 65,000 or more Polestar vehicles during a 5-year period beginning in 2022. Polestar and Hertz intend to sign four regional purchase agreements covering the United States, Canada, Europe, and Australia. The new global strategic partnership was announced by Polestar and Hertz Global Holdings, Inc. on April 4, 2022. Availability of vehicles is expected to begin in Spring 2022 in Europe and late 2022 in North America and Australia. Under the partnership, Hertz is expected to initially order PS2s.

In March 2022, Polestar signed two agreements with Geely for Polestar to license technology from Geely related to the development and manufacturing of the PS4. The duration of these agreements is through 2024.

On April 14, 2022, Volvo Cars and Polestar entered into a letter of agreement to extend the terms of SEK 5,046,000,000, or the equivalent of $528,064, in related party trade payables due from Polestar as part of Volvo Cars’ ongoing support of Polestar and its growth strategy. These related party trade payables are now due to Volvo Cars on June 30, 2023.

In June 2021, four new employee incentive plans were approved by the Board of Directors. All four of the programs are expected to go into effect in 2022 upon the completion of the business combination with Gores Guggenheim Inc. The new incentive plans awarded to the EMT and select management team members include (1) a one-time issuance of restricted shares of Class A common shares in a value equal to a certain percentage of the awardee’s base salary. Upon issuance, one third of these shares vest immediately, while the remaining shares vest in equal installments on the 12-month and 24-month anniversary of the original issuance and (2) a replacement of the current LTVP in the form of an annual issuance of restricted shares and performance shares of Class A common shares equal to a certain percentage of the awardee’s base salary, depending on awardee’s position at the Polestar Group, with a 3-year vesting period. The new incentive plans awarded to all employees include (3) a one-time issuance of Class A common shares in a value equal to 4% of the awardee’s base salary and (4) an annual share matching program whereby the awardee is offered the opportunity to invest up to 2% of their base salary of the Polestar Group and receive the issuance of Class A common shares in equal value for free.

In connection with the business combination agreement with Gores Guggenheim Inc. as described in Note 1 – Significant accounting policies and judgements, Volvo Cars entered into an agreement with Polestar Group, which was subsequently amended in March 2022, to subscribe for mandatory convertible preference shares in Polestar Automotive Holding UK Limited. Concurrently with the closing of the business combination agreement with Gores Guggenheim Inc., the preference shares will be issued in consideration of the payment by Volvo Cars of a cash amount totaling $588,826, which will be used to repay outstanding payables owed to Volvo Cars. Each

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

preference share will be convertible into Class A common shares at a conversion price of $10.00 per Polestar Automotive Holding UK Limited Ordinary Share. The execution of this agreement is contingent on the closing of the business combination with Gores Guggenheim Inc.

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited)

Consolidated Financial Statements for the period September 15, 2021 to December 31, 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Director of Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Company”) as of September 15, 2021 and December 31, 2021, the related statement of changes in equity for the period September 15, 2021 to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 15, 2021 and December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte AB

Gothenburg, Sweden

April 21, 2022

We have served as the Company’s auditor since 2022.

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited)

Consolidated Statements of Financial Position

(in U.S. dollars unless otherwise stated)

	Note	December 31, 2021	September 15, 2021
Assets
Other receivables - related parties	3	10	1

Other current assets	2	28,846,674	—
Total assets		28,846,684	1

Equity
Share capital	3	(10)	(1)

Total equity		(10)	(1)

Liabilities
Other current liabilities - related parties	2	(28,846,674)	—

Total liabilities		(28,846,674)	—

Total equity and liabilities		(28,846,684)	(1)

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited)

Consolidated Statements of Changes in Equity

(in U.S. dollars unless otherwise stated)

	Note	Share capital	Total
Balance as of September 15, 2021	3	1	1
Issuance of new shares	3	9	9

Balance as of December 31, 2021		10	10

Notes to the Consolidated Financial Statements

(in U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies

General Information

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (“the Company”), company number 13624182, was incorporated as a private company under the laws of England and Wales on September 15, 2021 as a direct wholly owned subsidiary of Polestar Automotive Holding Limited, a limited company incorporated in Hong Kong. Effective May 5, 2022, the Company re-registered as a public limited company. Together with its subsidiaries, Polestar Automotive Holding Limited is referred to as “Polestar”, “Polestar Group” or the “Group”. The Company is registered as a USD company.

The Company was formed for the purpose of becoming the ultimate parent company in the Polestar Group following the transactions contemplated in the business combination agreement, dated September 27, 2021 (the “Business Combination Agreement”) by and among the Company, Polestar Group, and Gores Guggenheim Inc. (“GGI”), a special purpose acquisition company. The Company maintains one direct wholly owned subsidiary, PAH UK Merger Sub Inc. (“Merger Sub”), a Delaware corporation. Merger Sub was incorporated on September 15, 2021 to facilitate the consummation of the Business Combination Agreement. As of December 31, 2021, Merger Sub had no assets, liabilities, or operations.

In connection with the Business Combination Agreement, Merger Sub will merge with and into GGI, pursuant to which the separate corporate existence of Merger Sub will cease, with GGI being the surviving corporation and becoming a wholly owned subsidiary of the Company. Following the consummation of the transactions contemplated by the Business Combination Agreement, the Company will be the surviving publicly-traded corporation. However, the consummation of the transactions contemplated by the Business Combination Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

Basis of accounting

The Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), on the historical cost basis, and in the presentation currency USD. All amounts are in actual USD unless otherwise stated. Separate statements of operations, comprehensive income, and cash flows have not been presented in the Consolidated Financial Statements because there have been no operating activities in the Company during the period September 15, 2021 to December 31, 2021.

Other financial assets and other financial liabilities

Financial instruments are any form of contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company. A financial asset or financial liability is included in the balance sheet when the entity becomes a party to the contractual terms of the instrument. Other financial liabilities and other financial assets, including liabilities to and receivables from related parties, are valued at amortized cost. A financial asset is removed from the balance sheet when the contractual right to cash flow from the asset has ceased or been settled. The same applies where the risks and benefits associated with the holding are essentially transferred to another party and the entity no longer has control over the financial asset. A financial liability is derecognised when the agreed obligation has been fulfilled or ceased.

Transaction costs in an offering of equity securities

In the event of offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the balance sheet as an financial asset at amortized cost instead of expensed as incurred. When cash is received from investors as part of the offering, such deferred incremental costs are derecognised and deducted from additional paid-in capital.

Notes to the Consolidated Financial Statements

(in U.S. dollars unless otherwise stated)

Note 2 - Related party transaction with Polestar Group

During the period September 15, 2021 to December 31, 2021, Polestar Group incurred $28,846,674 in transaction costs related to the transactions contemplated in the Business Combination Agreement. These costs consist of professional service fees for lawyers, accountants, bankers, and other advisors. The Company will become the ultimate parent company following the consummation of the transactions contemplated in the Business Combination Agreement and will reimburse the related Polestar Group entity for these costs. As such, the Polestar Group entity is a related party to the Company. Upon the consummation of the transactions contemplated in the Business Combination Agreement, these costs will offset proceeds from the transactions in equity. Accordingly, the Company recorded these costs in the Company’s Consolidated Statements of Financial Position under the captions Other current assets and Other current liabilities - related parties.

Note 3 - Share capital

The Company was incorporated on September 15, 2021 and issued 1 Class A ordinary share at $1 to an entity in the Polestar Group. On October 15, 2021, the Company had the following changes in equity:

•	A sub-division of initial equity from 1 Class A ordinary share at $1 per share to 100 Class A ordinary shares at $0.01 per share.

•	A share issuance of 900 Class A ordinary shares at $0.01 per share to the related Polestar Group entity.

As of December 31, 2021, the Company’s authorized share capital consists of 1,000 Class A ordinary shares at $0.01 per share, for a total of $10. Each Class A ordinary share maintains one voting right. The entire amount of this equity is held by an entity in the Polestar Group and recorded as a receivable under the caption Other receivables - related parties in the Company’s Consolidated Statements of Financial Position.

Note 4 - Subsequent events

Management has evaluated events subsequent to December 31, 2021 and through April 21, 2022, the date these Consolidated Financial Statements were authorised for issuance by the Board of Directors. The were no events which occurred subsequent to December 31, 2021 that merited disclosure in these Consolidated Financial Statements.