Form 20-F
period 2022-12-31
Polestar Automotive Holding UK PLC
filed 2023-04-14
CIK 1884082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission File Number: 001-41431

Polestar Automotive Holding UK PLC
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	England and Wales (Jurisdiction of incorporation or organization)
Assar Gabrielssons Väg 9
405 31 Gothenburg, Sweden
(Address of Principal Executive Offices)

Thomas Ingenlath
Assar Gabrielssons Väg 9
405 31 Gothenburg, Sweden
Tel: +1 949 735 1834
ir@polestar.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On December 31, 2022, the issuer had 467,677,673 Class A Shares (as defined in this Report) in the form of Class A ADSs (as defined in this Report) issued and outstanding, 1,642,233,575 Class B Shares (as defined in this Report) in the form of Class B ADSs (as defined in this Report) issued and outstanding, 15,999,965 Class C-1 Shares (as defined in this Report) in the form of Class C-1 ADSs (as defined in this Report) issued and outstanding and 9,000,000 Class C-2 Shares (as defined in this Report) in the form of Class C-2 ADSs (as defined in this Report) issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’ s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

* Not for trading, but only in connection with the listing of the Class A American Depositary Shares on The Nasdaq Stock Market LLC. The Class A American Depositary Shares each represent one Class A Ordinary Share and are registered under the Securities Act of 1933 pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class A American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.
** Not for trading, but only in connection with the listing of the Class C-1 American Depositary Shares on The Nasdaq Stock Market LLC. The Class C-1 American Depositary Shares each represent one Class C Ordinary Share and are registered under the Securities Act pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class C-1 American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.

POLESTAR AUTOMOTIVE HOLDING UK PLC

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 20-F (including information incorporated by reference herein, this “Report”) includes statements that express Polestar’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding Polestar’s intentions, beliefs or current expectations concerning, among other things: the benefits of the Business Combination; results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and vehicle sales; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; and future market launches and expansion.
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
•    Polestar's securities’ potential liquidity and trading;
•    changes in domestic and foreign business, market, financial, political and legal conditions;
•    Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers, and to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships;
•    risks relating to the uncertainty of any projected financial information or operational results of Polestar, including underlying assumptions regarding expected development and launch timelines for Polestar’s carlines, manufacturing in the United States starting as planned, demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales as the total Polestar fleet of cars and customer base grow;
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
•    risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims;
•    Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes;
•    competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;
•    the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors;
•    risks related to future market adoption of Polestar’s offerings;
•    risks related to Polestar’s distribution model;
•    the effects of competition and the high barriers to entry in the automotive industry, the pace and depth of electric vehicle adoption generally on Polestar’s future business, and the risk of other competing propulsion technologies, such as hydrogen fuel cells, gaining market acceptance;
•    changes in regulatory requirements (including environmental laws and regulations), governmental incentives and fuel and energy prices;
•    Polestar’s ability to rapidly innovate;
•    risks associated with changes in applicable laws or regulations and with Polestar’s international operations;

ii

•    Polestar’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team;
•    Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software;
•    Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke;
•    the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries;
•    Polestar’s ability to continuously and rapidly innovate, develop and market new products;

•the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries;
•    the impact of the COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks;
•    the need to raise additional funds to support business growth; and
•    the other risks and uncertainties included in this Report under “Risk Factors” in Item 3.D.
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

iii

FREQUENTLY USED TERMS
Unless otherwise stated in this Report or the context otherwise requires, references to:
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
“Business Combination Agreement” means that certain Business Combination Agreement, dated as of September 27, 2021 (as amended by Amendment No. 1 to the Business Combination Agreement, Amendment No. 2 to the Business Combination Agreement and Amendment No. 3 to the Business Combination Agreement), by and among GGI, the Company, Former Parent, Polestar Singapore, Polestar Sweden and Merger Sub, a copy of which is filed as an exhibit to this Report.

“Business Combination Closing” means the closing of the Business Combination.

“Business Combination Closing Date” means the date of the Business Combination Closing or June 23, 2022.
“Class A ADS” means one American depositary share of the Company duly and validly issued against the deposit with the Depositary of an underlying Class A Share.
“Class A Shares” means Class A ordinary shares of the Company, entitling the holder thereof to one vote per share.

“Class B ADS” means one American depositary share of the Company duly and validly issued against the deposit with the Depositary of an underlying Class B Shares.
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

“Class C-1 Share” means a class C-1 ordinary share in the share capital of the Company, each of which underlies a Class C-1 ADS and is exercisable for one Class A Share.
“Class C-2 ADS” means one American depositary share of the Company into which each GGI Private Placement Warrant has been automatically cancelled and extinguished and converted into the right to receive one Class A ADS and each of which is duly and validly issued against the deposit with the Depositary of an underlying Class C-2 Share.
“Class C-2 Share” means a class C-2 ordinary share in the share capital of the Company, each of which underlies a Class C-2 ADS and is exercisable for one Class A Share.
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
“December PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by December PIPE Investors in the December PIPE Investment.

“December PIPE Subscription Agreements” means the share subscription agreements, dated December 17, 2021, by and among the Company, GGI and the December PIPE Investors pursuant to which the December PIPE Investors purchased the December PIPE Shares.
“Deferred Shares” means the deferred shares of USD 0.01 each in the capital of the Company that have no right to vote or dividend rights.

“Deloitte” means Deloitte AB, an independent registered public accounting firm.
“Deposit Agreements” means the ADS Deposit Agreement—Class A ADSs, the ADS Deposit Agreement—Class C-1 ADSs and the ADS Deposit Agreement—Class C-2 ADSs.
“Depositary” means Citibank, N.A., acting as depositary under the Deposit Agreements.

“Earn Out Class A Shares” means the earn out shares issuable by the Company in the form of Class A ADSs.

“Earn Out Class B Shares” means the earn out shares issuable by the Company in the form of Class B ADSs.

“Earn Out Shares” means earn out shares from the Company issuable in Class A ADSs and Class B ADS to certain Former Parent Shareholders depending on share price performance of Polestar.
“Employee Stock Purchase Plan” means Polestar Automotive Holding UK PLC 2022 Stock Purchase Plan.
“Equity Plan” means the Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Former Parent” means Polestar Automotive Holding Limited, a Hong Kong incorporated company, which is in the process of completing its voluntary liquidation that commenced on October 19, 2022.
“Former Parent Shareholders” means Snita, PSINV AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang , Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd.
“GAAP” means generally accepted accounting principles in the United States.

“Geely” means Zhejiang Geely Holding Group Company Limited.

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
“GGI Sponsor” means Gores Guggenheim Sponsor LLC, a Delaware limited liability company and its affiliates, including The Gores Group, LLC.
“GGI Warrants” means, collectively, the GGI Private Placement Warrants and the GGI Public Warrants.
“Initial PIPE Investment” means the purchase of Initial PIPE Shares pursuant to the Initial PIPE Subscription Agreements.
“Initial PIPE Investors” means the purchasers of Initial PIPE Shares in the Initial PIPE Investment.
“Initial PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by Initial PIPE Investors in the Initial PIPE Investment.

“Initial PIPE Subscription Agreements” means the share subscription agreements, dated September 27, 2021, by and among the Company, GGI and the Initial PIPE Investors pursuant to which the Initial PIPE Investors purchased the Initial PIPE Shares.
“IRS” means the U.S. Internal Revenue Service.
“March PIPE Investors” means the purchasers of March PIPE Shares in the March PIPE Investment, which include certain affiliates and employees of the GGI Sponsor.
“March PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by March PIPE Investors in the March PIPE Investment.
“March PIPE Subscription Agreements” means the shares subscription agreements, dated March 24, 2022, by and among the Company, GGI and the March PIPE Investors pursuant to which the March PIPE Investors purchased the March PIPE Shares.
“March Sponsor Investment” means the purchase of March PIPE Shares pursuant to the March PIPE Subscription Agreements.
“Merger” means the merger between Merger Sub and GGI, with GGI surviving as a direct wholly owned subsidiary of the Company.
“Merger Sub” means PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company until June 23, 2022.
“Nasdaq” means the National Association of Securities Dealers Automated Quotations Global Market.
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

“Polestar” means, as the context requires, (i) in general Former Parent and its subsidiaries prior to the Business Combination Closing, (ii) in the context of the Business Combination, the Pre-Closing Reorganization and the Pre-Closing Sweden/Singapore Share Transfer, Polestar Sweden, or, both Polestar Singapore and Polestar Sweden if at any time (x) Polestar Sweden is not a wholly-owned subsidiary of Polestar Singapore or (y) Polestar Singapore is not a wholly-owned subsidiary of Polestar Sweden, or (iii) the Company or Polestar Group after the Business Combination Closing.
“Polestar Articles” means the Articles of Association of Polestar, a copy of which is filed as an exhibit to this Report.

“Polestar Group” means Former Parent, together with its subsidiaries prior to the Business Combination Closing and the Company and its subsidiaries following the Business Combination Closing.
“Polestar Singapore” means Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore.
“Polestar Spaces” means permanent or pop up/temporary Polestar showrooms located in urban or peri-urban areas where potential customers can experience Polestar vehicles, engage with Polestar specialists and, at select locations, test-drive Polestar vehicles.
“Polestar Sweden” means Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden.
“Pre-Closing Reorganization” means the reorganization effectuated by Former Parent, the Company, Polestar Singapore, Polestar Sweden and their respective subsidiaries, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became, directly or indirectly, wholly owned subsidiaries of the Company.
“Pre-Closing Sweden/Singapore Share Transfer” means, collectively, the following transactions contemplated under the Business Combination Agreement: (i) the transfer by Polestar Singapore to Former Parent of all of the issued and outstanding equity securities of Polestar Sweden (the “Pre-Closing Sweden Share Transfer”) and (ii) after the Pre-Closing Sweden Share Transfer, the contribution by Former Parent to Polestar Sweden of all of the issued and outstanding equity securities of Polestar Singapore.
“Registration Rights Agreement” means the registration rights agreement, dated September 27, 2021, by and among the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI (such persons, together with the GGI Sponsor and the Former Parent Shareholders, the “Registration Rights Holders”), as amended by the Registration Rights Agreement Amendment No. 1 and the Registration Rights Agreement Amendment No. 2. A copy of the Registration Rights Agreement is filed as an exhibit to this Report.
“Registration Rights Agreement Amendment No. 1” means that certain amendment to the Registration Rights Agreement, dated December 17, 2021, a copy of which is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 2” means that certain amendment to the Registration Rights Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Related Agreements” means the Registration Rights Agreement, the Subscription Agreements, the Volvo Cars Preference Subscription Agreement, the Class C Warrant Amendment, the Shareholder Acknowledgement Agreement and the other agreements or documents contemplated under the Business Combination Agreement.

“Resale Securities” means the Class A ADSs and Class C ADSs being offered for resale in the prospectus that forms a part of the Shelf Registration Statement.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Securityholders” means the securityholders named as selling securityholders in the prospectus that forms a part of the Shelf Registration Statement.
“Share Matching Plan” means the Polestar Automotive Holding UK PLC 2023 Share Matching Plan.
“Shareholder Acknowledgement Agreement” means the shareholder acknowledgement, dated September 27, 2021, by and among Former Parent, the Former Parent Shareholders, Volvo Car Corporation and the Company, as amended by the Shareholder Acknowledgement Agreement Amendment, a copy of which is filed as an exhibit to this Report.
“Shareholder Acknowledgement Agreement Amendment” means that certain amendment to the Shareholder Acknowledgement Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.
“Shares” means the Class A Shares and the Class B Shares.

“Shelf Registration Statement” means the Registration Statement on Form F-1 that the Company initially filed on July 12, 2022, and subsequently updated and supplemented, including with the Post-Effective Amendment No. 1, filed with the SEC on September 20, 2022.
“Snita” means Snita Holding B.V., a corporation organized under the laws of the Netherlands and a wholly owned subsidiary of Volvo Car Corporation.

“Snita Term Loan Facility” means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Snita, as lender.

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

“Sponsor Subscription Agreement” means the subscription agreement, dated September 27, 2021, as amended and restated on December 17, 2021 and amended on March 24, 2022, by and among GGI, the Company and the GGI Sponsor.
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

“TUSD” means thousands of U.S. Dollars.
“U.S. Dollars” and “USD” and “$” means United States dollars, the legal currency of the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland and its territories and possessions.

“United States” or “US” means the United States of America and its territories and possessions.
“Volvo Cars” means Volvo Car AB (publ) and its subsidiaries.
“Volvo Cars PIPE Subscription Agreement” means the subscription agreement, dated September 27, 2021, as amended and restated on December 17, 2021 and amended on March 24, 2022, by and among GGI, the Company and Volvo Cars, pursuant to which Volvo Cars via its subsidiary Snita purchased 1,117,390 Volvo Cars PIPE Subscription Shares for a purchase price of $10.00 per share.
“Volvo Cars PIPE Subscription Investment” means the purchase of Volvo Cars PIPE Subscription Shares pursuant to the Volvo Cars PIPE Subscription Agreement.
“Volvo Cars PIPE Subscription Shares” means the Class A Shares in the form of Class A ADSs purchased by Snita in the Volvo Cars PIPE Subscription Investment.
“Volvo Cars Preference Subscription Agreement” means the subscription agreement, dated September 27, 2021, by and between the Company and Snita as amended on March 24, 2022, pursuant to which Snita purchased, at Business Combination Closing, mandatory convertible preference shares of the Company for an aggregate subscription price of $10.00 per share, for an aggregate investment amount equal to TUSD588,826.
“Volvo Cars Preference Subscription Investment” means the purchase of the Volvo Cars Preference Subscription Shares pursuant to the Volvo Cars Preference Subscription Agreement.
“Volvo Cars Preference Subscription Shares” means the mandatory convertible preference shares of the Company purchased by Snita pursuant to the Volvo Cars Preference Subscription Agreement.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION
A.    [Reserved]
B.    Capitalization and Indebtedness

Not applicable.
C.    Reasons for the Offer and Use of Proceeds

Not applicable.
D.    Risk Factors
Overview of Risk Factors
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
Risks Related to Polestar’s Business and Industry
•    Polestar’s operations rely heavily on a variety of agreements with its strategic partners, Volvo Cars and Geely, including agreements related to research and development, intellectual property licensing, purchasing, manufacturing engineering and logistics, and Polestar may come to rely on other original equipment manufacturers, vendors and technology providers. The interests of Polestar's partners, providers or licensors may diverge from those of Polestar. The inability of Polestar to maintain agreements or partnerships with its existing partners, providers or licensors, or to enter into new agreements or partnerships could have a material and adverse effect on Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus efforts on its core areas of differentiation.
•    Polestar’s ability to produce vehicles and its future growth also depend upon its ability to maintain relationships with its existing suppliers and strategic partners, to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships.
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
•    Polestar may be unable to grow its global product sales, delivery capabilities and its servicing and vehicle charging partnerships, or Polestar may be unable to accurately project and effectively manage its growth. If Polestar is unable to expand its servicing capabilities, customers’ perceptions of Polestar could be negatively affected, which could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.
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
•    The success and growth of Polestar’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar’s products. Polestar’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.

•    Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.
•    Polestar’s business and prospects depend significantly on the Polestar brand. If Polestar is unable to maintain and enhance its brand and capture additional market share or if its reputation and business are harmed, it could have a material and adverse impact on Polestar’s business, financial condition, results of operations and prospects.
•    Polestar’s sales depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry.
•    The automotive industry has significant barriers to entry that Polestar must overcome in order to manufacture and sell electric vehicles at scale.
•    Polestar may be unable to adequately control the substantial costs associated with its operations.
•    Polestar has incurred net losses each year since its inception and expects to incur increasing expenses and substantial losses for the foreseeable future.
•    Polestar’s independent registered public accounting firm has included an explanatory paragraph relating to Polestar’s ability to continue as a going concern in its report on Polestar’s audited consolidated financial statements included in this Report.
•    Polestar depends on revenue generated from a limited number of models and expects this to continue in the foreseeable future.
•    Polestar relies on the development of vehicle charging networks to provide charging solutions for its vehicles.
•    Polestar relies on its strategic partners for servicing its vehicles and on their systems, such as dealer management systems and diagnostic tools. If Polestar or its strategic partners are unable to adequately address the service requirements of its customers, Polestar’s business, prospects, financial condition and results of operations may be materially and adversely affected.
•    If Polestar’s vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed.
•    Polestar must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles, and there can be no assurance such systems will be successfully developed.
•    Polestar’s vehicle production relies heavily on complex machinery and involves a significant degree of risk and uncertainty in terms of operational performance and costs.
•    Polestar relies on its partners to manufacture vehicles and these partners have limited experience in producing electric vehicles. Further, Polestar relies on sufficient production capacity being available and/or allocated to it by its partners in order to manufacture its vehicles. Delays in the timing of expected business milestones and commercial launches, including Polestar’s ability to mass produce its electric vehicles and/or complete and/or expand its manufacturing capabilities, could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.
•    Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects.
•    Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risks specific to China.
•    The Chinese government may intervene in or influence Polestar’s and Polestar’s partners’ operations in China at any time, which could result in a material change in Polestar’s operations and ability to produce vehicles and significantly and adversely impact the value of Polestar’s securities.
•    Changes in Chinese policies, regulations and rules may be quick with little advance notice and the enforcement of laws of the Chinese government is uncertain and could have a significant impact upon Polestar’s and its partners’ ability to operate profitably.
•    Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar’s business.

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
•    Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar’s operating entities in China.
•    Investors should not rely on outdated financial projections.
•    Polestar’s main distribution approach is different from the currently predominant distribution model for automakers, and its long-term viability is unproven. Polestar does not have a third-party retail product distribution network in all of the countries in which it operates, and Polestar may face regulatory challenges to or limitations on its ability to sell vehicles directly.
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
•    Uninsured losses, including losses resulting from product liability, accidents, acts of God and other claims against Polestar, could result in payment of substantial damages, which would decrease Polestar’s cash reserves and could harm its cash flow and financial condition.
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
•    Developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar’s vehicles.
•    A resurgence of the COVID-19 pandemic and return of global control measures could affect Polestar’s business and operations.
•    Changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar’s results of operations.
•    Polestar’s facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics, pandemics or security incidents.
•    The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, including sanctions that could adversely affect Polestar’s business prospects and results of operations.
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
Risks Related to Cybersecurity and Data Privacy
•    Polestar relies on its and Volvo Cars’ IT systems and any material disruption to its or Volvo Cars’ IT systems could have a material and adverse effect on Polestar.
•    Any unauthorized control or manipulation of Polestar’s products, digital sales tools and systems could result in loss of confidence in Polestar and its products.
•    Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans.
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
•    Polestar’s manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations, and Polestar’s business could be adversely affected by labor and union activities.
•    Misconduct by Polestar’s employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damages to its business.
Risks Related to Litigation and Regulation
•    Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm its business and results of operations.
•    Polestar may face regulatory limitations on its ability to sell vehicles directly, which require Polestar to implement alternative consumer approaches through dealers or importers.
•    Polestar has undertaken, and in the future may choose to or be compelled to undertake, product recalls or to take other actions that could result in litigation and adversely affect its business, prospects, results of operations, reputation and financial condition.
•    Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention and materially harm its business, results of operations, cash flows and financial condition.
•    Polestar may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.
•    Polestar’s manufacturing partners may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles.
•    Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities.
•    Polestar is planning to introduce ADAS/AD technology, which is subject to uncertain and evolving regulations.
•    Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject Polestar to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, results of operations, financial condition and reputation.
•    The unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations.
•    Although the audit report included in this Report is prepared by auditors who are currently inspected fully by the United States Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to the Company’s access to U.S. capital markets. Furthermore, trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines that the Company’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely and, as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the Company’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
Risks Related to Intellectual Property
•    Much of the intellectual property pertaining to Polestar’s vehicles is owned by Volvo Cars and Geely and licensed, in some cases on a non-exclusive basis, to Polestar. Accordingly, Polestar may lack certain advantages that competitors or owners of intellectual property, as opposed to licensees, typically have, with respect to some of such intellectual property, such as the ability to enforce intellectual property rights against infringers or the ability to effectively defend against infringement suits that may be initiated against Polestar.
•    Polestar may fail to adequately obtain, maintain, enforce and protect relevant intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of such intellectual property and related technology.

If Polestar is unsuccessful in any of the foregoing, its competitive position could be harmed and it could be required to incur significant expenses to enforce its rights.
•    Polestar uses other parties’ software and other intellectual property in its proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on Polestar’s business, financial condition, results of operations and prospects.
•    Polestar may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact Polestar’s business, financial condition, results of operations and prospects.
Risks Related to Tax
•    Unanticipated tax laws or any change in the application of existing tax laws to Polestar or Polestar’s customers may adversely impact its profitability and business.
•    Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities.
•    The Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ADSs.
•    As a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes.
•    Polestar may be unable to utilize certain of its deferred tax assets, which could increase its future tax expenses.
Risks Related to Financing and Strategy Transactions
•    Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.
•    Polestar’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.
Risks Related to Ownership of Polestar’s Securities
•    If Polestar’s performance does not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.
•    The grant and future exercise of registration rights may adversely affect the market price of the ADSs.
•    The Class C ADSs will be exercisable for the Class A ADSs, which would increase the number of AD securities eligible for future resale in the public market and result in dilution to its shareholders.
•    There is no guarantee that the Class C ADSs will ever be in the money, and they may expire worthless.
•    Polestar may redeem unexpired Class C-1 ADSs prior to their exercise at a time that is disadvantageous to holders, thereby making their Class C-1 ADSs worthless.
•    Polestar may issue additional equity securities or convertible debt securities without the approval of the holders of the ADSs, which would dilute ownership interests and may depress the market price of the ADSs.
•    The market price and trading volume of the ADSs may be volatile and could decline significantly.
•    Nasdaq may not continue to list the Class A ADSs and Class C-1 ADSs, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.
•    Polestar’s management team has limited experience managing a public company.
•    The requirements of being a public company may strain Polestar’s resources and distract its management, which could make it difficult to manage its business.
•    Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, it is exempt from certain provisions applicable to United States domestic public companies.
•    As Polestar is a foreign private issuer and follows certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
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

•    Polestar’s dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company securities or ADSs may view as beneficial.
•    The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to Polestar.
•    If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about Polestar, the ADS trading prices and trading volumes could decline significantly.
•    You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Polestar is incorporated under the laws of England and Wales and because Polestar conducts substantially all of its operations outside of the United States and a majority of Polestar’s directors and executive officers reside outside of the United States.
•    It is not expected that Polestar will pay dividends in the foreseeable future.
•    Polestar is a holding company and will depend on the ability of its subsidiaries to pay dividends.
•    Polestar has granted, and anticipates granting additional, share-based incentives, which may result in increased share-based compensation expenses.
•    Holders of ADSs have fewer rights than direct holders of the Company securities and must act through the Depositary to exercise their rights. The voting rights of holders of ADSs are limited by the terms of the Deposit Agreements, and such holders may not be able to exercise their right to vote their Company securities directly.
•    The Depositary for the AD securities will give Polestar a discretionary proxy to vote the Company securities underlying the AD securities if the holders of such AD securities do not give timely voting instructions to the Depositary, except in limited circumstances, which could adversely affect the interests of holders of the ADSs.
•    The Polestar Articles and the Deposit Agreements provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act and that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of securityholders of Polestar to choose a favorable judicial forum for disputes with Polestar or Polestar’s directors, officers or employees.
•    An ADS holder’s right to pursue claims against the Depositary is limited by the terms of the Deposit Agreements.
•    ADS holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreements, which could result in less favorable results to the plaintiff(s) in any such action.
•    The Depositary for the ADSs is entitled to charge holders fees for various services, including annual service fees.
•    The ADS holders may not receive dividends or other distributions of the Company securities and the holders thereof may not receive any value for them, if it is illegal or impractical to make them available to such holders.
•    Holders of ADSs may experience dilution of their holdings due to their inability to participate in rights offerings.
•    Holders of ADSs may be subject to limitations on transfer of their ADSs.
•    The Company may be subject to securities litigation, which is expensive and could divert management attention.
Risks Related to Polestar’s Business and Industry
Polestar’s operations rely heavily on a variety of agreements with its strategic partners, Volvo Cars and Geely, including agreements related to research and development, intellectual property licensing, purchasing, manufacturing engineering and logistics, and Polestar may come to rely on other original equipment manufacturers, vendors and technology providers. The interests of Polestar's partners, providers or licensors may diverge from those of Polestar. The inability of Polestar to maintain agreements or partnerships with its existing partners, providers or licensors, or to enter into new agreements or partnerships could have a material and adverse effect on Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus efforts on its core areas of differentiation.
Polestar’s operations rely heavily on a variety of agreements, including agreements related to research and development, intellectual property licensing, purchasing, manufacturing engineering and logistics, with its strategic partners, including Volvo Cars, Geely and certain other original equipment manufacturers, vendors and technology providers. Polestar’s reliance on these agreements subjects it to a number of significant risks, including the risk of being unable to operate as a standalone business, produce vehicles, enforce intellectual property rights or effectively defend against intellectual property infringement claims, reach its development and production targets or focus its efforts on core areas of differentiation.
Of particular importance for Polestar’s operations are the related party agreements with Volvo Cars and Geely. These related party agreements include research and development agreements, manufacturing agreements, licensing agreements, purchasing agreements, component supply agreements, customer care agreements, logistics agreements and distribution agreements, amongst other areas. These agreements are described in more detail in this Report in Item 4.B “Information on the Company—Business Overview—Related Party Agreements with Volvo Cars and Geely” and Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.” These partnerships permit Polestar to benefit from decades of experience of established auto-manufacturers while focusing its efforts on core areas of differentiation, such as design, performance and rapid adoption of the latest technologies and sustainability solutions. Polestar intends to continue to rely on these partnerships as part of its strategy. Polestar intends to rely solely on its arrangements with Volvo Cars, Geely and other contract partners to manufacture current and future Polestar models. If Polestar is unable to maintain agreements or partnerships with its existing partners, providers or licensors, or to enter into new agreements or partnerships, Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation could be materially and adversely affected.
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
If Polestar does not enter into long-term supplier agreements with guaranteed pricing for its parts or components, it may be exposed to fluctuations in prices of components, materials, labor and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials, labor and equipment, whether due to supply chain or logistics issues or due to inflation, would increase Polestar’s operating costs and could reduce its margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of Polestar’s vehicles in response to increased costs could be viewed negatively by its customers or potential customers and could adversely affect Polestar’s business, prospects, financial condition or results of operations.
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
In addition, Polestar could experience delays if its strategic partners and suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of Polestar’s vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that Polestar or its strategic partners will be able to make up for delays in production caused by any disruption in the supply of critical components. Even in cases where Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its single source components, it may be unable to do so quickly, or at all, at prices or quality levels that are acceptable to it. This risk is heightened by the fact that Polestar has less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect its ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect Polestar’s results of operations, financial condition and prospects. (See Item 3.D “—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Polestar’s business. Polestar will need to maintain and significantly grow its access to battery cells, including through the development and manufacture of its own cells, and control its related costs.”)
Furthermore, as the scale of its vehicle production increases, Polestar will need to accurately forecast, purchase, arrange for warehouse and transport of components internationally to manufacturing facilities and servicing locations and at much higher volumes. If Polestar is unable to accurately match the timing and quantities of component purchases to its actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in its supply chain, Polestar may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material and adverse effect on its results of operations and financial condition.
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
Furthermore, unexpected changes in business conditions, materials pricing and/or availability, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics such as the COVID-19 pandemic, and other factors beyond Polestar’s and its suppliers’ control could also affect these suppliers’ ability to deliver components to Polestar on a timely basis. For example, Polestar relies on single-source suppliers for critical components for Polestar vehicles, including single-source suppliers in Shanghai. Prolonged government mandated quarantines and lockdowns in China during 2022 due to further outbreaks of COVID-19 resulted in delays in the production and delivery of such critical components and delayed production of Polestar vehicles. The loss of a strategic partner or any supplier, particularly a single- or limited-source supplier, or the disruption in the supply of components from its strategic partners or suppliers, could lead to vehicle design changes, production delays, idle manufacturing facilities and potential loss of access to important technology and parts for producing, servicing and supporting Polestar’s vehicles, any of which could result in negative publicity, damage to its brand and a material and adverse effect on its business, prospects, results of operations and financial condition. In addition, if Polestar’s suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, including as a result of the effects of the COVID-19 pandemic, Polestar may be required to provide substantial financial support to ensure supply continuity, which could have an additional adverse effect on Polestar’s liquidity and financial condition.
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
Polestar may be unable to grow its global product sales, delivery capabilities and its servicing, or Polestar may be unable to accurately project and effectively manage its growth. If Polestar is unable to expand its servicing capabilities, customers’ perceptions of Polestar could be negatively affected, which could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects.
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
Any delay in the financing, development, design, manufacture and launch of Polestar’s vehicles, including planned future models, and any future electric vehicles could materially damage Polestar’s business, prospects, financial condition and results of operations. Automobile manufacturers often experience delays in the development, design, manufacture and commercial release of new vehicle models, and Polestar has experienced in the past, and may experience in the future, such delays with regard to its vehicles. For example, in 2020, the Polestar 2’s intended start date for production was delayed by one month. Further, delays can also impact features in the vehicles, as seen with Polestar’s introduction of Apple CarPlay into Polestar 2. Polestar’s plan to commercially manufacture and sell its vehicles is dependent upon the timely availability of funds, upon Polestar’s finalizing of the related development, component procurement, testing, build-out and manufacturing plans in a timely manner and also upon Polestar’s ability to execute these plans within the planned timeline. Prior to mass production of its new models, Polestar will also need the vehicles to be fully approved for sale according to differing requirements, including but not limited to regulatory requirements, in the different geographies where Polestar intends to launch its vehicles.
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
Furthermore, Polestar’s ability to manufacture its vehicles depends on continuing access to semiconductors and components that incorporate semiconductors. A global semiconductor supply shortage is having wide-ranging effects across multiple industries and the automotive industry in particular, and it has impacted many automotive suppliers and manufacturers, including Polestar, that incorporate semiconductors into the parts they supply or manufacture. Polestar has experienced and may continue to experience an impact on its operations as a result of the semiconductor supply shortage, and such shortage could in the future have a material impact on Polestar or its suppliers, which could delay production or force Polestar or its suppliers to pay exorbitant rates for continued access to semiconductors and could have a material and adverse effect on Polestar’s business, prospects and results of operations. In addition, prices and transportation expenses for these materials fluctuate depending on many factors beyond Polestar’s control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, the COVID-19 pandemic and other economic and political factors. Substantial increases in the prices for Polestar’s materials or prices charged to Polestar, such as those charged by battery cell or semiconductor suppliers, would increase Polestar’s operating costs, and could reduce Polestar’s margins if it cannot recoup the increased costs through increased prices. Any attempt to increase product prices in response to increased material costs could result in cancellations of orders and reservations and materially and adversely affect Polestar’s brand, image, business, results of operations, prospects and financial condition.
The success and growth of Polestar’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar’s products. Polestar’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.
The success and growth of Polestar’s business depends upon its ability, working with its strategic partners, to continuously and rapidly innovate, develop and market new products, and there are significant risks related to future market adoption of Polestar’s products and government programs incentivizing consumers to purchase electric vehicles. Polestar has a limited operating history and operates in a rapidly evolving and highly regulated market. Polestar has encountered and expects to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets, including risks relating to its ability to, among other things:
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
•    anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments, as well as changes in competitive landscape; and
•    successfully design, build, manufacture and market new models of electric vehicles, including in collaboration with its partners, providers, or licensors, in the future.
Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market shares, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.
The global automotive market, particularly for electric and alternative fuel vehicles, is highly competitive, and Polestar expects it will become even more so in the future. In recent years, the electric vehicle industry has grown, with several companies that focus completely or partially on the electric vehicle market. Polestar expects additional companies to enter this market within the next several years. Polestar also competes with established automobile manufacturers in the luxury vehicle segment, many of which have entered or have announced plans to enter the alternative fuel and electric vehicle market with either fully electric or plug-in hybrid versions of their vehicles, and Polestar also expects to compete for sales with luxury vehicles with internal combustion engines from established manufacturers. Many of Polestar’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Polestar does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing and support of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established sales forces, broader customer and industry relationships and other resources than Polestar does. Polestar’s competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than it does. Polestar expects competition in its industry to significantly intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization, favorable governmental policies and consolidation in the worldwide automotive industry. Polestar’s ability to successfully compete in its industry will be fundamental to its future success in existing and new markets. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Polestar to further volatility as it expands and adjusts its operations. Increases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make Polestar’s products less attractive to customers. There can be no assurance that Polestar will be able to compete successfully in its markets.
Polestar’s business and prospects depend significantly on the Polestar brand. If Polestar is unable to maintain and enhance its brand and capture additional market share or if its reputation and business are harmed, it could have a material and adverse impact on Polestar’s business, financial condition, results of operations and prospects.
Polestar’s business and prospects heavily depend on its ability to develop, maintain and strengthen the “Polestar” brand associated with design, sustainability and technological excellence. Promoting and positioning its brand depend significantly on Polestar’s ability to provide a consistently high-quality customer experience. To promote its brand, Polestar may be required to change its customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in Polestar’s brand. Polestar’s ability to successfully position its brand could also be adversely affected by perceptions about the quality of its competitors’ vehicles or its competitors’ success. For example, certain of Polestar’s competitors have been subject to significant scrutiny for incidents involving their self-driving technology and battery fires, which could result in similar scrutiny of Polestar. Furthermore, as Polestar launches new vehicles, particularly those based on new architectural platforms or incorporating new technologies, it may experience unusually high numbers of quality issues, customer complaints and/or warranty claims, which may cause lasting harm to the Polestar brand.
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
The automobile industry is characterized by significant barriers to entry, including large capital requirements, investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, competition from established companies with large patent portfolios and the need to establish a brand name and image and sales and service locations. Since Polestar is focused on electric vehicles, it faces a variety of added challenges to entry that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, limited experience with servicing electric vehicles, regulations associated with the transport of batteries, the need for markets to establish or provide access to sufficient charging locations and unproven high-volume customer demand for fully electric vehicles. If Polestar is not able to overcome these barriers, its business, prospects, results of operations and financial condition will be negatively impacted, and its ability to grow its business will be harmed.
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
In the longer term, Polestar’s ability to become profitable will depend on its ability not only to control costs, but also to sell in quantities and at prices sufficient to achieve its expected margins. If Polestar is unable to cost-efficiently develop, design, manufacture, market, sell, distribute and service its vehicles, its margins, profitability and prospects would be materially and adversely affected.
Polestar has incurred net losses each year since its inception and expects to incur increasing expenses and substantial losses for the foreseeable future.
As of December 31, 2022, Polestar’s accumulated deficit was TUSD3,726,775. Polestar expects to continue to incur substantial losses and increasing expenses in the foreseeable future as it:
•    continues to design and develop its vehicles;
•    builds up inventories of parts and components for its vehicles;
•    manufactures an available inventory of its vehicles;
•    develops and deploys vehicle charging partnerships;
•    expands its design, research, development, maintenance and repair capabilities, including in partnership with its strategic partners;
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
Polestar requires additional funding and has determined there is substantial doubt about its ability to continue as a going concern.
Polestar’s audited consolidated financial statements were prepared assuming that Polestar will continue as a going concern. However, there is substantial doubt about its ability to continue as a going concern, meaning that Polestar may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Polestar needs to raise additional funds through the issuance of new debt, equity securities, or otherwise in order to support its current operations, liquidity needs, and business growth. There is no assurance that sufficient financing will be available when needed to allow

Polestar to continue as a going concern. The perception that Polestar may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate Polestar’s business due to concerns about its ability to meet contractual obligations.
Based on current operating plans, availability of short-term and long-term debt financing arrangements, and continued financial support from existing Polestar shareholders, Polestar believes that it has resources to fund its operations for at least the next twelve months. However, Polestar will require additional funds to finance its activities thereafter and expects to consider various financing alternatives with banks and other third parties. For more information, see “—Risks Related to Financing and Strategic Transactions—Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all” and Item 5.B “Operating and Financial Review and Prospects—Liquidity and capital resources.”
Polestar depends on revenue generated from a limited number of models and expects this to continue in the foreseeable future.
Polestar currently depends on revenue from Polestar 2 and, with deliveries expected to commence in the fourth quarter of 2023, Polestar 3. For the foreseeable future Polestar will be significantly dependent on a limited number of models. Although Polestar has other vehicle models on its product pipeline, it currently does not expect to introduce another vehicle model for sale until late 2023. Polestar expects to rely on sales from Polestar 2 and Polestar 3, along with other sources of financing, for the capital that will be required to develop and commercialize those subsequent models (see “—Risks Related to Financing and Strategic Transactions—Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”). To the extent that production of Polestar’s vehicles is delayed or reduced, or if the vehicles are not well-received by the market for any reason, Polestar’s revenues and cash flow would be adversely affected and it may need to seek additional financing earlier than it expects, and such financing may not be available to it on commercially reasonable terms, or at all.
Polestar relies on the development of vehicle charging networks to provide charging solutions for its vehicles.
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
Polestar’s strategic partners have limited experience servicing or repairing Polestar vehicles. This risk is enhanced by Polestar’s limited operating history and its limited data regarding its vehicles’ real-world reliability and service requirements. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. As such, there can be no assurance that Polestar’s service arrangements adequately address the service requirements of its customers to their satisfaction, or that Polestar and its servicing partners have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of vehicles Polestar delivers increases. In addition, if Polestar is unable to establish a widespread service network that provides satisfactory customer service, its customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect its sales, results of operations, prospects and financial condition.
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
Furthermore, in some jurisdictions, pursuant to applicable competition laws, Polestar may be regarded as a competitor of its strategic partners in relation to servicing vehicles. Therefore, Polestar and its strategic partners’ sales units in those markets will be subject to strict controls over the sharing of commercially sensitive information and anti-cartel requirements that can result in reduced coordination with respect to providing servicing to customers, which in turn could have a material and adverse effect on Polestar’s sales, results of operations, prospects and financial condition.
Polestar’s customers will also depend on Polestar’s customer support team to resolve technical and operational issues relating to the integrated software underlying its vehicles. As Polestar grows, additional pressure may be placed on its customer support team or partners, and Polestar may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Polestar also may be unable to change the manner and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Polestar’s results of operations. If Polestar is unable to successfully address the service requirements of its customers, or if it establishes a market perception that it does not maintain high-quality support, its brand and reputation could be adversely affected, and it may be subject to claims from its customers, which could result in loss of revenue or damages, and its business, results of operations, prospects and financial condition could be materially and adversely affected.
If Polestar’s vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed.
Polestar’s vehicles may contain defects in components, software, design or manufacture that may cause them not to perform as expected or that may require repairs, recalls and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Polestar’s vehicles use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors and subject Polestar to licensing restrictions and conditions. In addition, certain components used by Polestar were originally developed for use in vehicles with internal combustion engines, and thus may not offer a similar or satisfactory level of performance in Polestar’s electric vehicles. If Polestar’s vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of Polestar’s vehicles take longer than expected to become available, are legally restricted or become subject to additional regulation, Polestar’s ability to develop, market and sell its products and services could be harmed. Efforts to remedy any issues Polestar observes in its products could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of its customers. Further, Polestar’s limited operating history and limited field data reduce its ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of its battery packs, powertrains and vehicles. There can be no assurance that Polestar will be able to detect and fix any defects in its products prior to their sale or lease to customers.
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
In addition, even if its vehicles function as designed, Polestar expects that the battery efficiency, and hence the range, of its electric vehicles, like other electric vehicles that use current battery technology, will decline over the time of its life. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require Polestar to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease Polestar’s vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. There can be no assurance that Polestar will be able to improve the performance of its battery packs, or increase its vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase Polestar’s vehicles and negatively impact its brand and reputation, which could adversely affect Polestar’s business, prospects, results of operations and financial condition.
Polestar must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles, and there can be no assurance such systems will be successfully developed.
Polestar’s vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate, some of which is still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and Polestar will need to coordinate with its vendors and suppliers in order to develop such technologies and integrate them into its electric vehicles and ensure such technologies interoperate with other complex technology as designed and as expected. Polestar may fail to detect defects and errors that are subsequently revealed, and its control over the performance of other parties’ services and systems may be limited. Any defects or errors in, or which are attributed to, Polestar’s technology, could result in, among other things:
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
In addition, if Polestar and its partners are unable to develop the software and technology systems necessary to operate its vehicles, Polestar’s competitive position will be harmed. Polestar relies on its strategic partners and suppliers to develop a number of technologies for use in its products, including Google Android Automotive Services for the infotainment system installed in Polestar vehicles and independent developers developing third-party apps for Polestar vehicles. There can be no assurances that Polestar’s strategic partners and suppliers will be able to meet the technological requirements, production timing and volume requirements to support Polestar’s business plan. In addition, such technology may not satisfy the cost, performance useful life and warranty characteristics Polestar anticipates in its business plan, which could materially and adversely affect Polestar’s business, prospects and results of operations.
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
Polestar intends to rely solely on its contract manufacturing arrangements with its partners to manufacture current and future Polestar models. Polestar cannot provide any assurance as to whether its partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply that will enable Polestar to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market its vehicles. Even if Polestar’s partners are successful in developing high volume production capabilities and processes and reliably source their component supplies, no assurance can be given as to whether they will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond their and Polestar’s control such as problems with suppliers and vendors, or force majeure events, or in time to meet Polestar’s commercialization schedules or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within Polestar’s projected costs and timelines could have a material and adverse effect on its business, results of operations, prospects and financial condition. Bottlenecks and other unexpected challenges may also arise as Polestar ramps production, and it will be important that Polestar address these challenges promptly while continuing to control its manufacturing costs. If Polestar is not successful in doing so, or if it experiences issues with its manufacturing process improvements, it could face delays in establishing and/or sustaining its production ramps or be unable to meet its related cost and profitability targets. It may be very difficult to switch contract manufacturers should the need arise.
Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects.
Polestar has operations and subsidiaries in Europe, North America and Asia that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of its growth strategy, Polestar intends to expand its sales, maintenance and repair services and manufacturing activities to new countries in the coming years. However, Polestar has limited experience in manufacturing, selling or servicing its vehicles, and such expansion would require it to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. Polestar is subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell, service and manufacture its vehicles and require significant management attention. These risks include:
•    conforming Polestar’s vehicles to various international regulatory requirements where its vehicles are sold, or homologated;
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
•    political instability, natural disasters, climate change, environmental conditions, pandemics (including the COVID-19 pandemic), war or events of terrorism; and
•    the strength of international economies.
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
Polestar relies heavily on manufacturing facilities based in China for the manufacture of its vehicles, including facilities of Volvo Cars, Geely and its other contract partners, as well as its own manufacturing facilities in China. Polestar intends to rely solely on arrangements with its contract manufacturers, including Volvo Cars and Geely, for current and future Polestar models, many of which are based in China, and its growth strategy will depend on growing its business based in China. In addition, Polestar relies on single-source suppliers in China for critical components for Polestar vehicles, including single-source suppliers in Shanghai and elsewhere. This growing presence increases Polestar’s sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of development, reinvestment control of foreign exchange, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down, particularly in view of the effects of government actions to address the effects of the COVID-19 pandemic, including significant closures of businesses in 2022. For example, prolonged government mandated quarantines and lockdowns in China during 2022 due to further outbreaks of COVID-19 resulted in delays in the production and delivery of critical components and delayed production of Polestar vehicles. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on Polestar. For example, Polestar’s financial condition and results of operations may be adversely affected by changes in tax regulations. Higher inflation could adversely affect Polestar’s results of operations and financial condition. Furthermore, certain operating costs and expenses, such as battery prices and freight and distribution costs, employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the Chinese government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Polestar’s products and services, and consequently have a material and adverse effect on Polestar’s businesses, financial condition and results of operations.

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
Additionally, the legal system in China is developing and there are inherent uncertainties that may affect the protection afforded to Polestar for its business and activities in China that are governed by Chinese laws and regulations. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection for Polestar than in more developed legal systems. These uncertainties may impede Polestar’s ability to enforce contracts and could materially and adversely affect Polestar’s business, financial condition and results of operations.
The Chinese government may intervene in or influence Polestar’s and Polestar’s partners’ operations in China at any time, which could result in a material change in Polestar’s operations and ability to produce vehicles and significantly and adversely impact the value of Polestar’s securities.
The Chinese government exerts substantial influence, discretion, oversight and control over the manner in which companies incorporated under the laws and regulations of China must conduct their business activities, including activities relating to overseas offerings of securities and/or foreign investments in such companies. Polestar is incorporated under the laws of England and Wales with headquarters in Sweden, and has subsidiaries with operations in mainland China as well as other significant markets. Accordingly, Polestar is not subject to the permissions requirements of the China Securities Regulatory Commission (the “CSRC”) with respect to the issuance of securities by Polestar to investors. However, Polestar cannot guarantee that the Chinese government will not seek to intervene or influence any of Polestar’s or its partners’ operations or securities’ offerings at any time. If Polestar or its partners were to become subject to such direct influence, intervention, discretion, oversight or control, including those over overseas offerings of securities (including foreign investments), it may result in a material adverse change in Polestar’s and its partners’ operations and cause the value of Polestar’s securities to significantly decline or be worthless.
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
China has implemented new rules relating to data protection, and the new Data Security Law of the People’s Republic of China (“Data Security Law”) took effect in September 2021. The Data Security Law provides that the data processing activities, including the collection, storage, usage, editing, transmission, provision and publication of the data shall be in compliance with the laws, regulations and shall not damage the national security or public interest, or damage any legitimate interest of any individuals or entities. Pursuant to the Data Security Law, China establishes the “data classification and hierarchical protection system” and “data security review system” for the purpose of data protection. Without prior approval by the Chinese competent regulator, any entity or individual shall be prohibited from transferring data stored in China to foreign law enforcement agencies or judicial authorities.
Additionally, the Cyber Security Law of the People’s Republic of China (“Cyber Security Law”) that came into effect in June 2017 requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (“MLPS”), under which network operators are required to implement security protection measures to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered with. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. In the event the information and network systems are preliminarily classified as Level 2 or above, the network operator should report the grade to the relevant government authority for examination, approval and final determination of its protection level.
Recently, the Cyberspace Administration of China (the “CAC”) has taken action against several Chinese Internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On November 14, 2021, the CAC published the draft Network Data Security Management Regulation for public comment, which stipulates the requirement that data processors processing more than 1 million individuals’ information should apply for a cybersecurity review with the CAC, if the processors intend to list their securities in a foreign country. On December 28, 2021, the CAC published the Cybersecurity Review Measures, which came into effect on February 15, 2022, specifying that the cybersecurity review must be conducted in the event the data processing operators in possession of personal information of over 1 million users intend to list their securities in a foreign country.
It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on Polestar in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, on August 20, 2021, the Standing Committee of China’s National People’s Congress passed the Personal Information Protection Law of the People’s Republic of China (“Personal Information Protection Law”), which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of individuals by organizations and individuals in China. In addition, if the processing of personal information of individuals in China is conducted outside of China, the Personal Information Protection Law shall also apply if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by the CAC are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by the CAC for any export of such personal information. On July 7, 2022, the CAC issued Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers requires that the data processor shall apply for the security assessment organized by the CAC under any of the following circumstances before the information is transferred outbound: (i) where a data processor provides key data overseas, (ii) critical information infrastructure operator and personal information processors who process more than 1 million individual’s personal information; (iii) where a data processor has provided personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total abroad since January 1 of the previous year. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual turnover of the prior year and may also be ordered to suspend any related activity by competent authorities.
Other than personal information, the Several Measures on the Automobile Data Security Management (for Trial Implementation) jointly issued by the National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, CAC and Ministry of Transport on August 16, 2021 and came into effect on October 1, 2021, impose strict regulation on important data, which includes more than 100,000 individuals’ personal information. The Several Measures on the Automobile Data Security Management (for Trial Implementation) provide that important data should be stored within the territory of China in accordance with the law, and if it is really necessary to export such data due to business needs, a security assessment organized by the CAC must be passed.
On July 7, 2022, the CAC released the Cross-border Data Transfer Security Measures (the “Security Assessment Measures”) effective from September 1, 2022, with a six months “rectification period.” The Security Assessment Measures provides for the scope of data that will be subject to security assessment when being exported, including (i) personal information and important data collected and generated by a critical information infrastructure operator; (ii) any important data that is to be exported; (iii) personal information from a data handler that has processed personal information of one million individuals or more; (iv) information from a data handler that in aggregate has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals; and (v) such other information prescribed by the CAC. Critical information infrastructure operators or data handlers that are subject to the Security Assessment Measures must submit application materials to the CAC offices at the provincial level for the security assessment. As a data handler may subject to the Security Assessment Measures, as of the date of this Report, Polestar has not obtained any approval on the security assessment from the CAC, nor has Polestar submitted any materials with any CAC offices at the provincial level concerning the security assessment. Although the CAC has not issued any formal documentation specifying the meaning of the six months “rectification period” and many companies filed for the security assessment after the expiration of the six months “rectification period,” Polestar and its external counsel cannot assure whether Polestar's filings to be made after the six months “rectification period” will not have a material adverse effect on Polestar's business operations in China.
On December 8, 2022, the Ministry of Industry and Information Technology of China promulgated the Industry and Information Technology Field Data Security Administrative Measures (for Trial Implementation) effective from January 1, 2023, which regulate the data processing activities in the field of industry and information technology conducted within the territory of the PRC. Under the foregoing measures, data handlers in the field of industry and information technology must further implement data classification and categorization management, take necessary measures to ensure that data remains effectively protected and is lawfully processed, and conduct data security risk monitoring. Under the data classification and categorization, “data in the field of industry and information technology” includes industrial data, telecommunications data, and radio data; among others, “industrial data” means data produced and collected in the course of research and development, design, production and manufacturing, business management, operating maintenance, and platform operation in various sectors and fields of industry. A data handler in the industry and information technology field in the PRC shall submit its catalog of important data and core data to the local industrial regulatory department for recordation. Since Polestar is not registered manufacturer in PRC but cooperating with its Original Equipment Manufacturer (“OEM”) suppliers, the legal obligations are mainly with the OEM suppliers. However, Polestar may be impacted should its OEM suppliers not fulfill such for obligations under the forgoing measures.
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
Interpretation, application and enforcement of these laws, rules and regulations will evolve over time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations could significantly increase the cost to Polestar of producing and selling vehicles, require significant changes to Polestar’s operations or even prevent Polestar from providing certain service offerings in jurisdictions in which Polestar currently operates or in which Polestar may operate in the future. Despite Polestar’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Polestar’s practices or offerings could fail to meet all of the requirements imposed on Polestar by the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations. Any failure on Polestar’s part to comply with such laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage Polestar’s reputation, discourage new and existing counterparties from contracting with Polestar or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect Polestar’s business, financial condition and results of operations. Even if Polestar’s practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Polestar’s reputation and adversely affect Polestar’s business, financial condition and results of operations (See “—Risks Related to Cybersecurity and Data Privacy—Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans.”). Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect Polestar’s ability, on favorable terms, to raise capital, including engaging in follow-on offerings of its securities in the U.S. market.
Polestar and its subsidiaries (i) may not receive or maintain permissions or approvals from the CAC or other relevant authorities to operate in China, (ii) may inadvertently conclude that such permissions or approvals are not required or (iii) may be required to obtain new permissions or approvals in the future due to changes in applicable laws, regulations or interpretations related thereto.
Polestar and its subsidiaries in China are not classified as “critical information infrastructure operators” or “network platform operators” under the Cybersecurity Review Measures, nor have Polestar and its subsidiaries received any notice from the CAC defining them as the foregoing, which would require Polestar or its subsidiaries to apply for a cybersecurity review with the CAC. See “—Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar’s business.” However, if it is determined in the future that approvals or permissions from the CAC or other regulatory authorities are required, these regulatory authorities may impose fines, suspend Polestar’s relevant businesses or halt operations, revoke relevant business permits or operational licenses, limit Polestar’s ability to pay dividends outside of China, limit Polestar’s operating privileges in China or take other actions that could materially and adversely affect Polestar’s business, financial condition, results of operations and prospects, as well as the trading price of ADSs. The CAC or other relevant authorities may also take actions requiring Polestar, or making it advisable for Polestar, to halt operations before any potential future offerings. In addition, if the CAC or other regulatory authorities later promulgate new rules or explanations requiring that Polestar or its subsidiaries to obtain their approvals or accomplish any required filing or other regulatory procedures, Polestar may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect Polestar’s business, prospects, financial condition, reputation and the trading price of ADSs.
Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar’s operating entities in China.
The Chinese government extensively regulates the internet and automotive industries and other business carried out by Polestar’s operating entities in China. Such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. The Chinese government also has significant oversight and discretion over the conduct of Polestar's business and Polestar's operations may be affected by evolving regulatory policies as a result. The Chinese government has recently published new policies that significantly affect certain industries, and Polestar cannot rule out the possibility that it will in the future release regulations or policies regarding Polestar's industry that could adversely affect Polestar's business, financial condition and results of operations.
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

There are substantial uncertainties regarding the interpretation and application of the existing laws, regulations and policies and possible new laws, regulations or policies in China relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that Polestar will be able to obtain all the permits or licenses related to its business in China, or will be able to maintain its existing permits and licenses or obtain new ones. In the event that the Chinese government considers that Polestar was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of Polestar’s business, the Chinese government has the power, among other things, to levy fines, confiscate any of Polestar’s income that it considers illegal, revoke its business licenses and require Polestar to discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the Chinese government may have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations.
If Polestar updates or discontinues the use of its manufacturing equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in Polestar’s depreciation could negatively affect its financial results.
Polestar has invested and expects to continue to invest significantly in what it believes is state of the art tooling, machinery and other manufacturing equipment, including in collaboration with its manufacturing partners, and Polestar depreciates the cost of such equipment over its expected useful lives. However, manufacturing technology may evolve rapidly, and Polestar may decide to update its manufacturing processes more quickly than expected. Moreover, as Polestar ramps the commercial production of its vehicles, Polestar’s experience may cause it to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and Polestar’s results of operations could be negatively impacted.
Investors should not rely on outdated financial projections.
In connection with the Business Combination, Polestar disclosed certain projections regarding its potential operating and financial performance in future years in connection with the registration statement on Form F-4 the Company filed in connection with the Business Combination. As previously disclosed, these projections were prepared for internal use, were finalized in September 2021 and were not updated to reflect events after that date. Also, as previously disclosed, the projected financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or IFRS with respect to forward-looking financial information. Readers were cautioned not to rely on the prospective financial information because actual results were likely to differ materially from the prospective financial information, and not to look upon the projections as “guidance” of any sort.
The projected financial information disclosed in connection with the Business Combination is outdated and does not represent the current views of management. Specifically, Polestar management believes the impact of the prolonged COVID-19 government mandated quarantines and lockdowns in China during 2022 negatively impacted Polestar's and its strategic and contract manufacturing partner, Volvo Cars’, ability to manufacture and deliver Polestar’s vehicles in the volumes previously anticipated by Polestar. As a result, Polestar expects that its actual results for the periods covered by the projections will differ materially from the projected financial information that Polestar prepared in September 2021.
Polestar reiterates its prior caution not to rely on the previously published and now outdated financial projections. Polestar has not undertaken any obligation to publish or update any financial projections.
Polestar’s main distribution approach is different from the currently predominant distribution model for automakers, and its long-term viability is unproven. Polestar does not have a third-party retail product distribution network in all of the countries in which it operates, and Polestar may face regulatory challenges to or limitations on its ability to sell vehicles directly.
Polestar’s main distribution approach is not common in the automotive industry today. Polestar vehicles are sold either directly to users (rather than through dealerships), or, in certain countries, through third parties via a franchising model. In North America, for example, all sales are conducted through trusted representatives. Polestar’s direct to consumer approach of vehicle distribution is relatively new and has a shorter track record to prove long-term effectiveness. It thus subjects Polestar to risks as it requires, in the aggregate, significant expenditures and may provide for slower expansion of Polestar’s distribution and sales systems than the traditional dealership system. For example, Polestar does not utilize long established sales channels developed through a dealership system to increase its sales volume. However, Polestar does leverage the existing Volvo Cars network of dealers as a pipeline of potential operators of Polestar Spaces or distributors (depending on the distribution approach in each country). Moreover, Polestar competes with automakers with well-established distribution channels. If Polestar’s lack of a traditional dealer distribution network results in lost opportunities to generate sales, it could limit Polestar’s ability to grow. Polestar’s expansion of its network of retail locations and service points may not fully meet users’ expectations. Polestar’s success will depend in large part on its ability to effectively develop its own sales channels and marketing strategies. Implementing its business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and Polestar may not be successful in addressing these challenges.
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
Polestar provides a manufacturer’s warranty on all vehicles, components and systems it sells. Polestar needs to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. In addition, Polestar provides additional warranties on installation workmanship or performance guarantees. Warranty reserves will include Polestar’s management team’s best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly in light of Polestar’s limited operating history and the limited field data available to it, and changes to such estimates based on real-world observations may cause material changes to Polestar’s warranty reserves in the future. If Polestar’s reserves are inadequate to cover future maintenance requirements on its vehicles, its business, prospects, financial condition and results of operations could be materially and adversely affected. Polestar may become subject to significant and unexpected expenses as well as claims from its customers, including loss of revenue or damages. There can be no assurances that the then-existing reserves will be sufficient to cover all claims. In addition, if future laws or regulations impose additional warranty obligations on Polestar that go beyond Polestar’s manufacturer’s warranty, Polestar may be exposed to materially higher warranty, parts replacement and repair expenses than it expects, and its reserves may be insufficient to cover such expenses.
Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles.
Polestar offers leasing and financing of its vehicles to potential customers through financing partners. Polestar believes that the ability to offer attractive leasing and financing options is particularly relevant to customers in the premium vehicle segments in which it competes, and if Polestar is unable to offer its customers an attractive option to finance the purchase or lease of its vehicles, such failure could substantially reduce the population of potential customers and decrease demand for Polestar’s vehicles.
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

In addition, Polestar faces substantial competition in the development and deployment of ADAS/AD technologies. Many of Polestar’s competitors, including Tesla, established automakers such as Mercedes-Benz, Audi and General Motors (including via its investments in Cruise Automation), and technology companies including Waymo (owned by Alphabet), Zoox.ai (owned by Amazon), Aurora, Argo AI (jointly owned by Ford and Volkswagen), Mobileye, Aptiv (which recently acquired Wind River), Baidu, Nuro and Ghost Autonomy, have devoted significant time and resources to developing ADAS/AD technologies. They may also own patents in this area, which may be relevant to technologies Polestar may use. If Polestar is unable to develop competitive or more advanced ADAS/AD technologies in-house or acquire access to such technology via partnerships or investments in other companies or assets, it may be unable to equip its vehicles with competitive ADAS/AD features, which could damage its brand, reduce consumer demand for its vehicles or trigger cancellations of reservations and could have a material and adverse effect on its business, results of operations, prospects and financial condition. ADAS/AD technologies are also subject to considerable regulatory uncertainty, which exposes Polestar to additional risks.
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
Moreover, any failure of a competitor’s electric vehicle or energy storage product, as well as the mishandling of battery cells or a safety issue or fire related to the cells at partners’ manufacturing facilities, may cause indirect adverse publicity for Polestar and its products. Such adverse publicity could negatively affect Polestar’s brand and harm its business, prospects, results of operations and financial condition.
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
Polestar is only developing electric vehicles and, accordingly, its ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as Polestar expects, develops more slowly than it expects, or if there is a decrease in consumer demand for electric vehicles, Polestar’s business, prospects, financial condition and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulations (including government incentives and subsidies) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and Polestar’s electric vehicles in particular.
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
Polestar may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery cell technologies, hydrogen fuel cell technology, advanced gasoline, ethanol or natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Polestar’s business and prospects in ways it does not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to the technologies in Polestar’s electric vehicles. Any failure by Polestar to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenues and a loss of market share to competitors. In addition, Polestar expects to compete in part on the basis of its vehicles’ range, efficiency, charging speeds and performance, and improvements in the technology offered by competitors could reduce demand for Polestar’s vehicles. As technologies change, Polestar plans to upgrade or adapt its vehicles and introduce new models that reflect such technological developments, but its vehicles may become obsolete, and its research and development efforts (and those of its strategic partners) may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. Additionally, as new companies and larger, existing vehicle manufacturers continue to enter the electric vehicle space, Polestar may lose any technological advantage it may have and suffer a decline in its competitive position. Any failure by Polestar to successfully react to changes in existing technologies or the development of new technologies could materially harm its competitive position and growth prospects.
A resurgence of the COVID-19 pandemic and return of global control measures could adversely affect Polestar’s business and operations.
The COVID-19 pandemic had a significant impact on Polestar’s business, particularly with regards to its manufacturing and supply chain operations. Should a flare up of the COVID-19 pandemic occur, with previously imposed governmental control measures brought back into force, consumers may reduce spending, delay purchases of Polestar’s vehicles or cancel their orders for Polestar’s vehicles. Because of Polestar’s premium brand positioning and pricing, an economic downturn is likely to have a heightened adverse effect on it, compared to many of its electric vehicle and traditional automotive industry competitors, to the extent that consumer demand for luxury goods is reduced in favor of lower-priced alternatives. Any economic recession or other downturn could also cause logistical challenges and other operational risks if any of Polestar’s suppliers, sub-suppliers or partners becomes insolvent or are otherwise unable to continue their operations. Further, the immediate or prolonged effects of the COVID-19 pandemic could significantly affect government finances and, accordingly, the continued availability of incentives related to electric vehicle purchases and other governmental support programs.
The spread of COVID-19 has also in the recent past disrupted the manufacturing operations of other vehicle manufacturers and their suppliers. Any such disruptions to Polestar or to its suppliers could result in delays and could negatively affect its production volume.
During the height of the pandemic, governments imposed travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders and business shutdowns. These measures posed numerous operational risks and logistical challenges to Polestar’s business. In addition, regional, national and international travel restrictions resulted in adverse impacts to Polestar’s supply chain. Further, Polestar’s sales and marketing activities were, and may in the future be, adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. During the period when Polestar’s personnel were mostly a remote workforce, the demands on Polestar’s information technology resources and systems increased as did data privacy and cybersecurity risks. Should such restrictive measures, or even more restrictive measures than experienced in the past, return or be imposed for a significant period of time, Polestar’s manufacturing and sales and distribution plans and timelines could be adversely affected.
Changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar’s results of operations.

Due to its international operations, Polestar faces foreign currency risk exposure from fluctuating currency exchange rates, interest rate risk from its exposure to floating and variable interest rates, and inflation risk from existing and expected rates of inflation in the U.S. and other jurisdictions.
Particularly COVID-19 and the Russo-Ukrainian War have led to increased inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Increases in battery prices due to the increased prices of lithium, cobalt, and nickel are expected to lead to higher inventory and costs of goods sold. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. See Item 5 “Operating and Financial Review and Prospects—Key factors affecting performance—Impact of COVID-19 and the Russo-Ukrainian War” and “Operating and Financial Review and Prospects—Key factors affecting performance—Inflation.”
Further, fluctuations in currency rates, interest rate hikes and existing and expected rates of inflation in the U.S. and other jurisdictions, including as a result of the COVID-19 pandemic and the Russo-Ukrainian War, have resulted in extreme volatility in the global financial markets, which has increased Polestar’s cost of capital and may limit its ability to access financing when needed. Polestar may not be able to obtain additional financing on terms favorable to it, if at all. See “—Risks Related to Financing and Strategic Transactions—Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”
Polestar’s facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics, pandemics or security incidents.
Polestar may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of its control. For example, flooding impacted Polestar’s manufacturing facility in July 2019 and stopped production for one half of a day. Further, if major disasters such as earthquakes, wildfires, tornadoes or other events occur, or if Polestar’s information system or communications network breaks down or operates improperly, Polestar’s facilities and manufacturing may be seriously damaged or affected, or Polestar may have to stop or delay production and shipment of its products. In addition, the COVID-19 pandemic impacted economic markets, manufacturing operations, supply chains, employment and consumer behavior in nearly every geographic region and industry across the world, and Polestar was, and may in the future be, adversely affected as a result. Furthermore, Polestar could be impacted by physical security incidents at its facilities or those of its strategic partners, which could result in significant damage to such facilities that could require Polestar or its partners to delay or discontinue production of its vehicles. Polestar may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.
The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, including sanctions that could adversely affect Polestar’s business prospects and results of operations.
Russia and Ukraine are not Polestar markets, and there are no plans to launch in either market in the near future. Nevertheless, the uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine may weaken demand for Polestar’s vehicles, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers’ buying patterns, adversely impact operations of Polestar's suppliers, or interrupt Polestar’s ability to source products from this region. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, Polestar’s operations and could create or exacerbate risks facing Polestar’s business.
Polestar vehicles are manufactured at facilities owned and operated by Volvo Cars. While Polestar understands that Volvo Cars does not have any “Tier 1” suppliers from Russia, car production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on Polestar's business and results of operations.
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
As part of Volvo Cars IT incident process, Volvo Cars has over the course of 2021 and 2022 informed Polestar of incidents that could have had an impact on the operations of Polestar. While the outcomes of these incidents were determined not to have had an impact on the safety or security of Polestar’s customers or their personal data, it nonetheless highlights the risk that Polestar faces by being partly reliant on external IT systems. Should a future material IT incident at Volvo Cars occur, it could cause Polestar to suffer lengthy interruptions to its ability to operate its business, damage to Polestar’s reputation, loss of customers, loss of revenue, investigations or litigation or liability for damages, any of which could materially and adversely affect Polestar’s business, results of operations, prospects and financial condition
Any unauthorized control or manipulation of Polestar’s products, digital sales tools and systems could result in loss of confidence in Polestar and its products.
Polestar’s products contain complex information technology systems. Polestar collects, stores, transmits and otherwise processes data from vehicles, customers, employees and other third parties as part of its business operations, which may include personal data or confidential or proprietary information. Polestar also works with third parties that collect, store and process such data on its behalf and also uses digital tools to sell vehicles to its customers. Polestar has created a foundation of security polices and an information security directive and is in the process of creating and testing information security policies to deployed systems. Polestar is creating measures to implement such policies, including encryption technologies, to prevent unauthorized access and plans to continue deploying additional security measures as it grows. Notwithstanding these measures, there can be no assurance that such systems and measures will not be compromised as a result of intentional misconduct, including by employees, contractors or vendors, as well as by software bugs, human error or technical malfunctions.
Furthermore, hackers may in the future attempt to gain unauthorized access to, modify, alter and use Polestar’s vehicles, products, and digital sales tools and Polestar’s and its service providers’ or vendors’ systems to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to data stored in or generated by, such vehicles, products, digital sales tools and systems. Advances in technology, an increased level of sophistication and diversity of Polestar’s products, digital sales tools and services, an increased level of expertise of hackers and new discoveries in the field of cryptography could lead to a compromise or breach of the measures that Polestar or its service providers or vendors use. Polestar and its service providers’ and vendors’ systems have in the past and may in the future be affected by security incidents. Polestar’s and its service providers’ and vendors’ systems are also vulnerable to damage or interruption from, among other things, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, ransomware, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm its products and such systems. Polestar’s and its service providers’ or vendors’ data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of Polestar’s and its service providers’ and vendors’ systems are not and will not be fully redundant. Further, its disaster recovery planning is not yet fully developed and cannot account for all eventualities. Any problems at Polestar’s or its service providers’ or vendors’ data centers could result in lengthy interruptions in Polestar’s service. There can be no assurance that any security or other operational measures that Polestar or its service providers or vendors have implemented will be effective against any of the foregoing threats or issues.
If Polestar is unable to protect its products, digital sales tools and its service providers’ and vendors’ systems (and the information stored on such platforms) from unauthorized access, use, disclosure, disruption, modification, destruction or other breach, such problems or security breaches could have negative consequences for its business and future prospects, subjecting Polestar to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate and remedy such incidents, reducing customer demand for Polestar’s products, harming its reputation and brand and compromising or leading to a loss of protection of its intellectual property or trade secrets. In addition, regardless of their veracity, reports of unauthorized access to Polestar’s vehicles or data or Polestar’s or its service providers’ and vendors’ systems, as well as other factors that may result in the perception that such vehicles, systems or data are capable of being “hacked,” could negatively affect Polestar’s brand. In addition, some members of the U.S. federal government, including certain members of Congress and the National Highway Traffic Safety Administration (“NHTSA”), have recently focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe has introduced regulations governing connected vehicle cybersecurity, which became effective in January 2021 and apply in the European Union to all new vehicle types beginning in July 2022 and will become mandatory for all new vehicles produced from July 2024. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect Polestar’s business in Europe and other markets, and if such regulations or other future regulations are inconsistent with Polestar’s approach to automotive cybersecurity, Polestar would be required to modify its systems (or cause its service providers and vendors to modify their systems) to comply with such regulations, which would impose additional costs and delays and could expose Polestar to potential liability to the extent its automotive cybersecurity systems and practices are inconsistent with such regulation.
In addition, Polestar’s vehicles depend on the ability of software and hardware to store, retrieve, process and manage immense amounts of data. Polestar’s software and hardware, including any over-the-air or other updates, may contain, errors, bugs, design defects or vulnerabilities, and its service providers’ and vendors’ systems may be subject to technical limitations that may compromise its ability to meet its objectives. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after code has been released for external or internal use. Although Polestar will attempt to remedy any issues it observes in its vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers. Additionally, if Polestar is able to deploy updates to the software addressing any issues, but its over-the-air update procedures fail to properly update the software, Polestar’s customers would then need to arrange for installing such updates to the software, and their software may be subject to deficiencies and vulnerabilities until they do so. Any compromise of Polestar’s intellectual property, proprietary information, systems or vehicles or inability to prevent or effectively remedy errors, bugs, vulnerabilities or defects in Polestar’s software and hardware may cause Polestar to suffer lengthy interruptions to its ability to operate its business and its customers’ ability to operate their vehicles, damage to Polestar’s reputation, loss of customers, loss of revenue, governmental fines, investigations or litigation or liability for damages, any of which could materially and adversely affect its business, results of operations, prospects and financial condition.
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
The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Polestar may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018, and as a result of the withdrawal of the United Kingdom from the European Union on 31 January 2020 the United Kingdom now has its own data privacy regime comprised of the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the GDPR and UK GDPR together referred to as the “GDPR”) and California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain privacy rights to individual persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject Polestar to legal and reputational risks.
The GDPR imposes comprehensive data privacy compliance obligations in relation to Polestar's collection, processing, sharing, disclosure, transfer and other use of personal information, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The GDPR also regulates cross-border transfers of personal information out of the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States, and recent European court and regulatory decisions have taken a restrictive approach. Polestar currently relies on the standard contractual clauses and definition of supplementary measures, where applicable and available, or derogations, to transfer personal information outside the EEA and the UK, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, Polestar could suffer additional costs, complaints and/or regulatory investigations or fines; Polestar may have to stop using certain tools and vendors and make other operational changes; and/or it could otherwise affect the manner in which Polestar provides its services, and could adversely affect Polestar's business, operations and financial condition.
Since Polestar is subject to the supervision of relevant data protection authorities under both the GDPR and the UK GDPR, Polestar could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of Polestar's global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change Polestar's data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions).
Polestar is also subject to evolving EU and UK privacy laws. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws in this area, there can be no assurances that Polestar will be successful in its efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change Polestar's use of such technologies, as well as civil claims including class actions, and reputational damage.
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
Additionally, effective in most respects on January 1, 2023, the California Privacy Rights Act (“CPRA”) has significantly modified the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Other US states have implemented or are implementing comprehensive privacy statutes that share similarities with the CCPA. For example, such laws have been enacted in Virginia, Colorado, Connecticut and Utah, and come into force in 2023. Additionally, Polestar may be subject to certain laws and regulations, e.g., “Right to Repair” laws, that require Polestar to provide third-party access to its network and/or vehicle systems.
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
There are also ongoing complex, uncertain, rapid development and changes of data privacy and security related laws in China. Polestar and its business partners in China could be affected by intervention by the Chinese government relating to, for example, information-sharing and cybersecurity matters. The risk of such interventions could be heightened in connection with a listing of shares of Polestar or any of its business partners, and could result in prohibitions of the sale and/or marketing of certain products. For example, on December 28, 2021, the CAC published the Cybersecurity Review Measures, which came into effect on February 15, 2022, specifying that the cybersecurity review must be conducted in the event the data processing operators in possession of personal information of over 1 million users intend to list their securities in a foreign country. Polestar has not exceeded this threshold as of the date of this Report. However, under the Cybersecurity Review Measure, the CAC could also initiate cybersecurity review under certain situations, for example, if a regulatory agency within the cyber-security review coordination mechanism believes a network product or service, data processing activity impacts or might impact Chinese national security. If Polestar would be subject to such review and be found to be non-compliant with applicable data protection laws, Polestar may face administrative fines up to RMB 10 million. Additionally, significant restrictions may be imposed on Polestar’s operation in China, or relevant Chinese licenses may be completely or partially revoked. Also, other Chinese regulatory agencies might examine Polestar with regulatory scrutiny and enact sanctions. Finally, Polestar may suffer significant public opinion damage, and there is a risk that its reputation may be materially harmed. Any of these events could have a material and adverse effect on Polestar’s results of operations and financial position as well as on its possibilities to carry out business in China.
Polestar posts public privacy policies on its websites and provides privacy notices to the categories of persons whose personal information it collects, processes, uses or discloses. Although Polestar endeavors to comply with its published policies and other documentation, Polestar may at times fail to do so or may be perceived to have failed to do so. Moreover, despite its efforts, Polestar may not be successful in achieving compliance if its employees, contractors, service providers, vendors or other third parties fail to comply with its published policies and documentation. Such failures could carry similar consequences or subject Polestar to potential international, local, state and federal action if they are found to be deceptive, unfair or misrepresentative of Polestar’s actual practices. Claims that Polestar has violated individuals’ privacy rights or failed to comply with data protection laws, regulations or applicable privacy notices could, even if Polestar is not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.
Most jurisdictions have enacted laws or regulations requiring companies to notify individuals, regulatory authorities and other third parties of security breaches involving certain types of data. Such laws or regulations may be inconsistent or may change or additional laws or regulations may be adopted. In addition, Polestar’s agreements with certain customers may require it to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and Polestar’s customers losing confidence in the effectiveness of its security measures, and could require it to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially and adversely affect Polestar’s business, prospects, results of operations and financial condition.
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
Furthermore, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies’ operations. Approximately 51% of Polestar’s workforce is covered by collective bargaining agreements. Polestar has collective agreements in Austria, Belgium, Finland, Italy, the Netherlands, Portugal, Spain and Sweden. Labor unions or labor organizations could also seek to organize some or all of Polestar’s non-unionized workforce. Future negotiations with the union or other certified bargaining representatives could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Additionally, if Polestar is unable to reach labor agreements with any current or future unionized work groups, it may be subject to work interruptions or stoppages, which may adversely affect its ability to conduct its operations. Moreover, future agreements with unionized and non-unionized employees may be on terms that are not as attractive as Polestar’s current agreements or comparable to agreements entered into by Polestar’s competitors. Furthermore, Polestar may be directly or indirectly dependent upon companies, such as parts suppliers and trucking and freight companies, with unionized work forces, and work stoppages or strikes organized by such unions could have a material adverse impact on Polestar’s business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of Polestar’s products and have a material and adverse effect on its business, prospects, results of operations or financial condition.
Misconduct by Polestar’s employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damages to its business.
Many of Polestar’s employees play critical roles in ensuring the safety and reliability of its vehicles and/or its compliance with relevant laws and regulations. Certain of Polestar’s employees have access to sensitive information and/or proprietary technologies and know-how. While Polestar has adopted a code of conduct for all of its employees and implemented policies relating to intellectual property, confidentiality and the protection of company assets, Polestar cannot assure you that its employees will always abide by the codes, policies and procedures, nor that the precautions Polestar takes to detect and prevent employee misconduct will always be effective. If any of Polestar’s employees engages in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information or proprietary information, Polestar and such employees could be subject to legal claims and liabilities and Polestar’s reputation and business could be adversely affected as a result.
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
Furthermore, Polestar faces the risk that its employees and independent contractors may engage in other types of misconduct or other illegal activity, such as intentional, reckless or negligent conduct that violates production standards, workplace health and safety regulations, fraud, abuse or consumer protection laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Polestar takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Polestar from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Polestar is subject to the risk that a person or government could allege fraud or other misconduct, even if none occurred. If any such actions are instituted against Polestar and Polestar is not successful in defending itself or asserting its rights, those actions could have a significant impact on Polestar’s business, prospects, financial condition and results of operations, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of Polestar’s operations, any of which could adversely affect its business, prospects, financial condition and results of operations.
Risks Related to Litigation and Regulation

Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm its business and results of operations.
Polestar is or will be subject to complex environmental, manufacturing, and health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal, release of and exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. For example, Polestar is subject to laws, regulations and regulatory agencies like EU Regulation 2018/858 in the EU, the Environmental Protection Agency (“EPA”) and NHTSA in the United States and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance, including remediating contamination if any is found on Polestar’s properties and any changes to Polestar’s operations mandated by new or amended laws, may be significant and such costs may increase in the event of new, or changes to existing, environmental or climate change laws, regulations or rules. Polestar may also face unexpected delays in obtaining permits and approvals required by such laws in connection with the manufacturing and sale of its vehicles, which would hinder its ability to conduct its operations. Such costs and delays may adversely impact its business prospects and results of operations. Furthermore, any violations of these laws may result in litigation, substantial fines and penalties, remediation costs, third party damages or a suspension or cessation of Polestar’s operations.
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
As of the date of this Report, Polestar has issued a number of recalls of its vehicles and expects more will be issued in the future. Examples of some of these recalls were due to (i) a risk of certain high voltage battery cells overheating when the battery is fully charged, which could lead to a thermal event inside the battery, increasing the risk of fire, (ii) the mal-production of seatbelts which could result in the early activation of the locking feature used to tightly secure a child restraint system, (iii) the too high adjustment of headlamps which could result in excessive glare for oncoming traffic, (iv) a software error causing an internal reset in the Battery Energy Control Module, resulting in the control unit opening the high voltage connectors during driving (which caused two recalls), (v) a supplier design issue known as “tin whiskers,” which caused a short circuit inside the front and rear inverters, (vi) an error resulting in displayed velocity of the vehicle being lower than the actual velocity, and (vii) an incorrect message shown on display when the vehicle is placed in reverse mode. Product recalls in the future may result in litigation and adverse publicity and may damage

Polestar’s reputation and adversely affect its business, prospects, results of operations and financial condition. In the future, Polestar may, voluntarily or involuntarily, initiate a recall if any of its electric vehicles or components (including its battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, Polestar may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize Polestar’s ability to fulfill existing contractual commitments or satisfy demand for its electric vehicles and could also result in the loss of business to its competitors. Such recalls, whether caused by systems or components engineered or manufactured by Polestar or its suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect Polestar’s brand image in its target market and its business, prospects, results of operations and financial condition.
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
Polestar may become subject to product liability claims, which could harm its business, prospects, results of operations and financial condition. The automotive industry experiences significant product liability claims, and Polestar faces inherent risks of exposure to claims in the event its vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury or death. Polestar also expects that, as is true for other automakers, Polestar’s vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of its vehicles, Polestar may face product liability claims and adverse publicity in connection with such incidents. In addition, Polestar may face claims arising from or related to failures, claimed failures or misuse of new technologies that Polestar expects to offer, including ADAS/AD features and future upgrades in its vehicles. In addition, the battery packs that Polestar utilizes make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells (see “—Polestar’s vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.”). Any such events or failures of Polestar’s vehicles, battery packs or warning systems could subject it to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive.
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
Operation of an automobile manufacturing facility requires land use and environmental permits and other operating permits from federal, state and local government entities. Polestar plans to expand its manufacturing capacities by entering into additional agreements with its manufacturing partners over time to achieve a future target production capacity and will be required to apply for and secure various environmental (including wastewater) and land use permits and certificates of occupancy necessary for the commercial operation and occupation of such expanded and additional facilities and will also rely on its partners’ ability to apply for and secure various environmental and land use permits and certificates of occupancy necessary for the commercial operation and occupation of such expanded and additional facilities. Delays, denials or restrictions on any of the applications for or assignment of the permits to operate Polestar’s manufacturing facilities could adversely affect its ability to execute on its business plans and objectives based on its current target production capacity or its future target production capacity.
Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities.

Polestar and its manufacturing partners’ operations are subject to federal, state and local environmental laws and regulations in different jurisdictions and are and will be subject to international environmental laws, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and continuously evolving, and Polestar’s compliance obligations under such laws are still relatively new. Moreover, Polestar and its manufacturing partners may be affected by future amendments to such laws or other new environmental, health and safety laws and regulations which may require it to change or otherwise adapt its operations in order to comply, potentially resulting in a material and adverse effect on its business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in litigation and substantial fines and penalties, third-party damages, suspension of production, cessation of operations or negative reputational concerns, any of which could adversely affect Polestar’s business, prospects, results of operations and financial condition.
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
Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which it conducts activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the United Kingdom Bribery Act 2010 (“Bribery Act”) and other applicable anti-corruption laws and regulations. These applicable anti-corruption laws and regulations, among other things, prohibit Polestar and its officers, directors, employees and relevant other persons acting on its behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. These laws and regulations apply worldwide. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. Similarly, it is a defense under section 7 of the Bribery Act if a company has implemented “adequate procedures” designed to ensure compliance with the provisions of the Bribery Act. A violation of these laws or regulations could adversely affect Polestar’s business, reputation, financial condition and results of operations.
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
Polestar has benefited from government subsidies, economic incentives and government policies that support the growth of electric vehicles. These government and economic programs are subject to certain limits as well as changes that are beyond Polestar’s control, and Polestar cannot assure you that future changes, if any, would be favorable to its business and could result in margin pressures. For example, recent U.S. legislative efforts, including the Inflation Reduction Act of 2022 (“IRA”), may reduce or eliminate federal tax incentives available for purchasers of Polestar vehicles, thereby diminishing the competitiveness of Polestar in the U.S. market. Further, any uncertainty or delay in collection of the government subsidies may also have an adverse impact on Polestar’s financial condition. In addition, Polestar may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply. Any of the foregoing could materially and adversely affect Polestar’s business, financial condition and results of operations.
The IRA, which was enacted into law on August 16, 2022, modifies the tax credit taxpayers are eligible to claim pursuant to Section 30D of the Code (the “30D tax credit”) for electric vehicle purchases on or after January 1, 2023 until December 31, 2032. The IRA placed certain restrictions on both taxpayers eligible to claim such credit via maximum income restrictions and the type of electric vehicles for which the credit may be claimed. Electric vehicles eligible for the 30D tax credit must, among other requirements, (i) be priced below $55,000 (or $80,000 in the case of vans, sport utility vehicles and pickup trucks), (ii) finally assembled in North America and (iii) meet certain assembly and sourcing requirements for both the vehicle itself and the battery, including final assembly of the vehicle and sourcing of a percentage of battery components in North America. Although the IRS is continuing to release guidance on the new requirements imposed by the IRA, Polestar’s vehicles are not presently assembled in North America and do not meet other 30D tax credit eligibility requirements, and its vehicles may suffer a price disadvantage in the U.S. market as compared to electric vehicles of certain competitors that meet all of the requirements for eligibility under the 30D tax credit. Polestar has entered into an agreement with the IRS to become a “qualified manufacturer,” but as described in the previous sentence, does not currently have specific makes or models of eligible vehicles listed with the IRS. Given the importance of the U.S. market to Polestar’s future business plans, a prolonged or permanent inability to offer electric vehicles that are eligible for the 30D tax credit could materially and adversely affect Polestar’s business, financial condition and results of operations.
Although the audit report included in this Report is prepared by auditors who are currently inspected fully by the United States Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to the Company’s access to U.S. capital markets. Furthermore, trading in the Company’s securities on any U.S. stock exchange may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines that the Company’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely and, as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the Company’s securities. Furthermore, the Accelerating Holding Foreign Companies Accountable Act, amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
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
Further, U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected by the PCAOB. As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed into law the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The Company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including listing and trading prohibition requirements. Under the HFCAA, the Company’s securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if its auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Company’s securities being delisted.
On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.
On December 16, 2021, the SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People’s Republic of China, which governs inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.
On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that it could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. Moving forward, the PCAOB will continue to demand complete access in mainland China and Hong Kong. Despite the PCAOB’s announcement, Chinese authorities will need to ensure that the PCAOB continues to have full access for inspections and investigations in 2023 and beyond, or the threat for Chinese companies listed on U.S. stock exchanges has not been relieved. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.
The Accelerating Holding Foreign Companies Accountable Act was enacted in December 2022 and amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
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
Risks Related to Intellectual Property
Much of the intellectual property pertaining to Polestar’s vehicles is owned by Volvo Cars and Geely and licensed, in some cases on a non-exclusive basis, to Polestar. Accordingly, Polestar may lack certain advantages that competitors or owners of intellectual property, as opposed to licensees, typically have, with respect to some of such intellectual property, such as the ability to enforce intellectual property rights against infringers or the ability to effectively defend against infringement suits that may be initiated against Polestar.
Polestar licenses much of the intellectual property that relates to its vehicles from Volvo Cars and Geely. Thus, in instances where license agreements do not give Polestar the right to defend the intellectual property, Volvo Cars or Geely rather than Polestar enjoys the rights intellectual property owners typically enjoy for certain of such intellectual property, such as the right to bring a lawsuit against a suspected infringer, the right to grant licenses to third parties, and the right to prosecute patent applications. If Polestar suspected such intellectual property were being infringed, e.g., by a competitor, in some cases, it would not be able to stop the infringement without Volvo Cars’ or Geely’s cooperation, which it may or may not at the relevant time be in Volvo Cars’ or Geely’s interest to provide. Some of the intellectual property Polestar licenses from Volvo Cars is licensed on a non-exclusive basis. This means that in principle Volvo Cars or Geely could use the same intellectual property itself, for its own account, and grant licenses to such intellectual property to third parties. Moreover, license agreements such as those with Volvo Cars or Geely may be subject to termination in certain instances. In any event, in such cases, Volvo Cars or Geely and not Polestar would have the right to obtain, maintain, enforce, and protect much of Volvo Cars’ or Geely’s intellectual property pertaining to Polestar’s business.
Polestar may fail to adequately obtain, maintain, enforce and protect relevant intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of such intellectual property and related technology. If Polestar is unsuccessful in any of the foregoing, its competitive position could be harmed and it could be required to incur significant expenses to enforce its rights.
Polestar’s ability to compete effectively is dependent in part upon its ability to obtain, maintain, enforce and protect its intellectual property, proprietary technology and licensing rights, but it may not be able to prevent third parties from the unauthorized use of its intellectual property and proprietary technology (or its licensors’ intellectual property and proprietary technology, including Volvo Cars’ or Geely’s), which could harm its business and competitive position. Polestar establishes and protects its intellectual property and proprietary technology through a combination of licensing agreements, nondisclosure and confidentiality agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and other jurisdictions. In addition, Polestar licenses material intellectual property from Volvo Cars and Geely. Despite Polestar’s efforts to obtain and protect intellectual property rights, there can be no assurance that these protections will be available in all cases or will be adequate or timely to prevent Polestar’s competitors or other third parties from copying, reverse engineering or otherwise obtaining and using Polestar’s or its licensors’ (including Volvo Cars’ or Geely’s) technology or seeking court declarations that they do not infringe, misappropriate or otherwise violate Polestar’s or its licensors’ (including Volvo Cars’ or Geely’s) intellectual property. Failure to adequately obtain, maintain, enforce and protect Polestar’s intellectual property could result in its competitors offering identical or similar products, potentially resulting in the loss of Polestar’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and results of operations.
The measures Polestar takes to obtain, maintain, protect and enforce intellectual property rights, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:
•    Polestar's licensors (including Volvo Cars and Geely) may have developed and may own the intellectual property, and Polestar may enjoy only a license to it without rights to prosecute patent applications, maintain patents, defend the validity of the intellectual property against challenges, or assert the intellectual property against suspected infringers;
•    any patent application Polestar or its licensors (including Volvo Cars and Geely) files may not result in the issuance of a patent;

•    Polestar or its licensors (including Volvo Cars and Geely) may not be the first inventor of the subject matter to which it has filed a particular patent application, and/or it may not be the first party to file such a patent application;
•    the scope of issued patents may not be sufficient to protect the inventions and technology;
•    issued patents may be challenged by its competitors or other third parties and invalidated by courts or other tribunals;
•    patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of patents that cover such products;
•    employees, contractors or business partners (and the employees and contractors of business partners such as Volvo Cars and Geely) may breach their confidentiality, non-disclosure and non-use obligations;

•    competitors and other third parties may independently develop technologies that are the same or similar to Polestar’s or its licensors (including Volvo Cars and Geely);
•    the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and
•    competitors and other third parties may circumvent or otherwise design around Polestar’s or its licensors (including Volvo Cars’ and Geely’s) patents or other intellectual property.
Patent, trademark, copyright and trade secret laws vary significantly throughout the world. The laws of some countries, including countries in which Polestar’s products are or will be sold, may not be as protective of intellectual property rights as those in the United States or Sweden, and mechanisms for obtaining and enforcing intellectual property rights may be ineffectual or inadequate. Therefore, Polestar’s and its licensors’ (including Volvo Cars’ and Geely’s) intellectual property may not be as strong or as predictably obtained or enforced outside of the United States or Sweden. Further, policing the unauthorized use of Polestar’s and its licensors’ (including Volvo Cars’ and Geely’s) intellectual property in some jurisdictions may be difficult or too expensive to be practical. In addition, third parties may seek to challenge, invalidate or circumvent patents, trademarks, copyrights, trade secrets or other intellectual property, or applications for any of the foregoing, which could permit Polestar’s competitors or other third parties to develop and commercialize products and technologies that are the same or similar to Polestar’s or its licensors’ (including Volvo Cars’ and Geely’s).
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
It is Polestar’s policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for Polestar, but these agreements may not be self-executing and may not otherwise adequately protect Polestar’s intellectual property, particularly with respect to conflicts of ownership relating to work product generated by the employees and contractors. Furthermore, Polestar cannot be certain that these agreements will not be breached and that third parties will not improperly gain access to its trade secrets, know-how and other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of Polestar’s and its licensors’ (including Volvo Cars’ and Geely’s) intellectual property is difficult and costly, as are the steps Polestar has taken or will take to prevent misappropriation.
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
To prevent the unauthorized use of Polestar’s or its licensors’ (including Volvo Cars’ and Geely’s) intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation against third parties. Any such action could result in significant costs and diversion of Polestar’s resources and management’s attention, and there can be no assurances that Polestar will be successful in any such action or that its licensors (including Volvo Cars and Geely) will consent to institute or participate in such an action. Any such action may result in a loss of intellectual property rights. Furthermore, many of Polestar’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than Polestar currently does. Accordingly, despite its efforts, Polestar may not be able to prevent third parties from infringing, misappropriating or otherwise violating intellectual property. Any of the foregoing could adversely affect Polestar’s business, prospects, financial condition and results of operations.
Polestar uses other parties’ software and other intellectual property in its proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on Polestar’s business, financial condition, results of operations and prospects.
Polestar uses open source software in its products and anticipates using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and Polestar may be subject to such terms. The terms of many open source licenses to which Polestar is subject have not been interpreted by U.S. or other courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Polestar’s ability to provide or distribute its products or services. Any actual or claimed requirement to disclose Polestar’s proprietary source code or pay damages for breach of contract or copyright infringement could harm Polestar’s business and could help third parties, including Polestar’s competitors, develop products and services that are similar to or better than Polestar’s. While Polestar monitors its use of open source software and tries to ensure that none is used in a manner that would require it to disclose its proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, Polestar could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that it developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require Polestar to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and Polestar may not be able to complete the re-engineering process successfully.
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
Risks Related to Tax
Unanticipated tax laws, changes in the application or interpretation of existing tax laws to Polestar or Polestar’s customers, changes to tax rates or challenges to Polestar's tax positions may adversely impact its profitability and business.
Polestar operates and is subject to income and other taxes in Sweden, China, the United Kingdom, the United States and a growing number of other jurisdictions throughout the world. Existing domestic and foreign tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Polestar (possibly with retroactive effect), which could require Polestar to change its transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. This is also the case with regard to the application of transfer pricing rules to transactions or other provisions between Polestar entities. Existing tax laws, statutes, rules, regulations or ordinances could also be interpreted, changed, modified or applied adversely to Polestar’s customers (possibly with retroactive effect) and, if Polestar’s customers are required to pay additional surcharges, it could adversely affect demand for Polestar’s vehicles. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where Polestar currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact Polestar’s operating activities, effective tax rate, deferred tax assets, operating income and cash flows. Polestar often relies on generally available interpretations of applicable tax laws and regulations. There cannot be certainty that the relevant tax authorities are in agreement with Polestar's interpretation of these laws. If Polestar's tax positions are challenged by relevant tax authorities, the imposition of additional taxes could require Polestar to pay taxes that it currently does not collect or pay or increase the costs of Polestar's services to track and collect such taxes, which could increase Polestar's costs of operations or Polestar's effective tax rate and have a negative effect on Polestar's business, financial condition and results of operations. The occurrence of any of the foregoing tax risks could have a material adverse effect on Polestar's business, financial condition and results of operations.
Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities.
Stamp duty or stamp duty reserve tax (“SDRT”) is imposed in the U.K. on certain transfers of chargeable securities (which include securities in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain issues or transfers of securities to depositories or into clearance systems may be charged at a higher rate of 1.5%, unless an election has been made and maintained by the depository or clearance system under section 97A of the UK Finance Act 1986. Polestar is not aware of any such election having been made. Under current case law and HMRC published practice, no UK stamp duty or SDRT should arise in respect of an issue or transfer of ordinary shares into a depository or clearance system where it forms part of an integral part of capital raising.
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
Based on the current and projected composition of the Company’s income and assets, the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2022 and does not expect to be classified as a PFIC for the current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year. It is also possible that the IRS would not agree with the Company’s conclusion, or that U.S. tax laws could change significantly. For additional information, see Item 10.E “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations.”
As a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes.
A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of the U.K., would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Business Combination, it could be subject to substantial liability for additional U.S. income taxes. However, dividend payments to U.S. Holders (as defined below) would generally constitute “qualified dividends” and be subject to tax at the rates accorded to long-term capital gains. In addition, even if the Company is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that, following the Business Combination, ownership attributable to former GGI stockholders exceeded a threshold amount. If it were determined that the Company is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by the Company would not qualify for “qualified dividend income” treatment, and U.S. affiliates of the Company could be subject to increased taxation under the inversion gain rules and the “base erosion anti-abuse tax” of Section 59A of the Code. Furthermore, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions could be limited.
Polestar does not expect the Company to be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise be subject to unfavorable treatment as a surrogate foreign corporation for U.S. federal income tax purposes as a result of the Business Combination. However, the rules for determining ownership under Section 7874 of the Code are complex and unclear and there is no assurance the IRS may agree with Polestar’s determination of ownership of the Company for purposes of Section 7874 of the Code. For additional discussion of the U.S. federal income tax treatment of the Company, see Item 10 “Additional Information.”
Polestar may be unable to utilize certain of its deferred tax assets, which could increase its future tax expenses.
Due to Polestar scaling its headcount and research and development expenses to meet the demands of its growing operations, it has generated tax losses since inception. As of December 31, 2022, Polestar had cumulative carryforward losses of $2,202 million. While tax losses in Sweden have an indefinite carryforward period, the carryforward period in China, where Polestar had a carryforward balance of $585 million as of December 31, 2022, is only five years. As a consequence, the ability of Polestar to utilize certain portions of its deferred tax assets to reduce taxes payable on future Polestar profits, should such profits ever arise, may be limited.
Risks Related to Financing and Strategic Transactions
Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.
Polestar anticipates that it will need to raise additional funds through equity or debt financings. Polestar’s business is capital-intensive, and Polestar expects that the costs and expenses associated with its planned operations will continue to increase in the near term. Polestar does not expect to achieve positive cash flow from operations for several years, if at all. Polestar’s plan to grow its business is dependent upon the timely availability of funds and further investment in development, component procurement, testing and the build-out of manufacturing capabilities. In addition, the fact that Polestar has a limited operating history means that it has limited historical data on the demand for its vehicles. As a result, Polestar’s future capital requirements are uncertain, and actual capital requirements may be greater than what it currently anticipates.
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
Polestar may not be able to obtain additional financing on terms favorable to it, if at all. Polestar’s ability to raise additional capital through the sale of equity or equity-linked securities could be significantly impacted by the resale of the Resale Securities by the Selling Securityholders pursuant to the prospectus which forms a part of the shelf registration statement on Form F-1 which could result in a significant decline in the trading price of Polestar’s ADSs and thereby potentially hinder Polestar’s ability to raise capital at terms that are acceptable to Polestar, or at all. Further, Polestar’s ability to obtain such financing could be adversely affected by a number of other factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of a worsening of the COVID-19 pandemic, inflation, interest rate changes and the ongoing conflict between Ukraine and Russia, or investor acceptance of its business model. For more information, also see “—Risks Related to Polestar’s Business and Industry—Changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar’s results of operations”, Item 5 “Operating and Financial Review and Prospects—Key factors affecting performance—Impact of COVID-19 and the Russo-Ukrainian War,” and Item 5 “Operating and Financial Review and Prospects—Key factors affecting performance—Inflation.” These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to Polestar. If Polestar is unable to obtain adequate financing or financing on terms satisfactory to it, when it requires it, Polestar will have to significantly reduce its spending, delay or cancel its planned activities or substantially change its corporate structure, and it might not have sufficient resources to conduct or support its business as projected, which would have a material and adverse effect on its results of operations, prospects and financial condition.
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
An active trading market for Polestar’s ADSs has existed for only a short period since the closing of the Business Combination on June 23, 2022, and it may not be sustained. You may be unable to sell your ADSs if an active trading market cannot be sustained. Fluctuations in the price of the ADSs could contribute to the loss of all or part of your investment. The trading price of the ADSs could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Polestar’s control. Any of the factors listed below could have a material and adverse effect on the trading price of the ADSs, which may trade at prices significantly below the price you paid (which includes the prices paid by ADS holders who acquired their securities through a conversion of GGI Class A Common Stock in the Business Combination). In such circumstances, the trading price of the ADSs may not recover and may experience a further decline.

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
•    changes in accounting principles, policies and guidelines; and
•    general economic and political conditions such as recessions, interest rates, international currency fluctuations and health epidemics and pandemics (including the COVID-19 pandemic), inflation, changes in diplomatic and trade relationships and acts of war or terrorism.
Broad market and industry factors may materially harm the market price of the ADSs irrespective of Polestar’s operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Polestar’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Polestar could depress the price of ADSs regardless of Polestar’s business, prospects, financial conditions or results of operations. A decline in the market price of the ADSs also could adversely affect its ability to issue additional securities and obtain additional financing in the future.
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
The registration of the resale of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of ADSs.
The Class C ADSs will be exercisable for the Class A ADSs, which would increase the number of AD securities eligible for future resale in the public market and result in dilution to its shareholders.
GGI issued GGI Public Warrants to purchase 16,000,000 shares of GGI Class A Common Stock as part of the GGI initial public offering, consummated on March 25, 2021, and, on the closing date of the GGI initial public offering, GGI issued Private Placement Warrants to the GGI Sponsor to purchase 9,000,000 shares of GGI Class A Common Stock, in each case at $11.50 per share. The GGI Private Placement Warrants were identical to the GGI Public Warrants sold as part of the GGI public units (consisting of one share of

GGI Class A Common Stock and one-fifth of one GGI Public Warrant) except that, so long as they are held by the GGI Sponsor or its permitted transferees: (i) they may not be redeemable by GGI, except as described in the SPAC Warrant Agreement; (ii) they (including the GGI Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the GGI Sponsor until 30 days after the completion of an initial business combination involving GGI and one or more businesses; (iii) they may be exercised by the holders on a cashless basis; and (iv) they are subject to registration rights. The GGI Warrants were exercisable on the later of 30 days after the consummation of the Business Combination.
In connection with the Business Combination, each GGI Warrant converted into a Class C ADS, of which the underlying Class C Share is exercisable for a Class A ADS representing one Class C Share and subject to substantially the same terms as were applicable to the GGI Warrants under the SPAC Warrant Agreement. Please see Item 12 “Description of Securities Other Than Equity Securities.” The Class A ADSs issued upon exercise of the Class C ADSs will result in dilution to then existing Company shareholders and increase the number of AD securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A ADSs.
There is no guarantee that the Class C ADSs will ever be in the money, and they may expire worthless.
The exercise price for the Class C ADSs is $11.50 per Class C ADS (excluding any fees due to the depository in connection with the conversion of the Class C ADSs and the issuance of the Class A ADSs). There is no guarantee that the Class C ADS will ever be in the money prior to their expiration, and as such, the Class C ADSs may expire worthless.
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
Polestar has the ability to redeem outstanding Class C-1 ADSs at any time prior to their expiration, at a price of $0.01 per Class C-1 ADS; provided that the last reported sales price of Class A ADSs equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which Polestar gives proper notice of such redemption to the holders of Class C-1 ADSs and provided certain other conditions are met. Polestar will not redeem the Class C-1 ADSs unless an effective registration statement under the Securities Act covering the issuance of the Class A ADSs issuable upon exercise of the Class C-1 ADSs is effective and a current prospectus relating to those Class C-1 ADSs is available throughout the 30-day redemption period, except if the Class C-1 ADSs may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Class C-1 ADSs become redeemable by Polestar, Polestar may exercise its redemption right even if Polestar is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Class C-1 ADSs could force the holders of such Class C-1 ADSs: (i) to exercise their Class C-1 ADSs and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their Class C-1 ADSs at the then-current market price when they might otherwise wish to hold their Class C-1 ADSs; or (iii) to accept the nominal redemption price which, at the time the outstanding Class C-1 ADSs are called for redemption, is likely to be substantially less than the market value of their Class C-1 ADSs. Additionally, if a significant number of holders of Class C-1 ADSs exercise their Class C-1 ADSs instead of accepting the nominal redemption price, the issuance of these Class A ADSs would dilute other equity holders, which could reduce the market price of Class A ADSs. As of the date of this Report, the Class A ADSs have never traded above $18.00 per share.
In addition, Polestar may redeem Class C-1 ADSs for a number of Class A ADSs determined based on the redemption date and the fair market value of Class A ADSs, starting at a trading price of $10.00. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Class C-1 ADSs are “out-of-the-money,” in which case holders of Class C-1 ADSs would lose any potential embedded value from a subsequent increase in the value of the Class A ADSs had such holders’ Class C-1 ADSs remained outstanding. None of the Class C-2 ADSs will be redeemable by Polestar (except as set forth in the Polestar Articles) so long as they are held by the GGI Sponsor or its permitted transferees. The Class A ADSs currently trade below $10.00.
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
Furthermore, certain employees of Polestar and its subsidiaries have been granted equity awards under the Equity Plan, and it is anticipated that certain employees of Polestar and its subsidiaries may receive future grants of equity awards under the Equity Plan and/or may be eligible to participate in the Employee Stock Purchase Plan and the Share Matching Plan. Holders of ADSs will experience additional dilution when those equity awards become vested and settled or exercised, as applicable, for Company securities. See Item 6.B “Directors, Senior Management and Employees—Executive Officer and Director Compensation.”
The market price and trading volume of the ADSs may be volatile and could decline significantly.
The stock markets, including Nasdaq, on which Polestar has listed the Class A ADSs and the Class C-1 ADSs under the symbols “PSNY” and “PSNYW,” respectively, have from time to time experienced significant price and volume fluctuations. An active, liquid and orderly trading market may not be sustained for the ADSs, and the market price of the ADSs may be volatile and could decline significantly. In addition, the trading volume in the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your Company securities and ADSs at or above the market price you paid. Polestar cannot assure you that the market price of the ADSs will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:
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
•    changes in accounting principles, policies and guidelines; and
•    other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events.
In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert Polestar’s management’s attention and resources, which could have a material and adverse effect on Polestar.
Nasdaq may not continue to list the Class A ADSs and Class C-1 ADSs, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.
The Class A ADSs and Class C-1 ADSs are currently listed on Nasdaq. There can be no assurance that the Company will be able to comply with the continued listing standards of Nasdaq. If Nasdaq delists the Class A ADSs or Class C-1 ADSs from trading on its exchange for failure to meet the listing standards, holders of the Company’s securities could face significant material adverse consequences including:
•    a limited availability of market quotations for the Company’s securities;
•    reduced liquidity for the Company’s securities;
•    a determination that the Class A ADSs are a “penny stock” which will require brokers trading in the Class A ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary market for the Company’s securities; and
•    a limited amount of news and analyst coverage.
Further consequences of any delisting of the Class A ADS or Class C-1 ADS would include a decreased ability for Polestar to issue additional securities or to obtain additional financing in the future.
Polestar’s management team has limited experience managing a public company.
Most members of Polestar’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Polestar’s management team may not successfully or efficiently manage Polestar’s new obligations as a public company, including significant regulatory oversight and reporting obligations under UK companies laws, the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Polestar’s senior management and could divert their attention away from the day-to-day management of Polestar’s business, which could adversely affect its business, results of operations, cash flows and financial condition. In addition, Polestar expects to hire additional personnel to support its operations as a public company, which will increase its operating costs in future periods.
The requirements of being a public company may strain Polestar’s resources and distract its management, which could make it difficult to manage its business.
Polestar is required to comply with various regulatory and reporting requirements, including those required by UK companies laws and the SEC. Complying with these reporting and other regulatory requirements are time-consuming and will continue to result in increased costs to Polestar and could have a negative effect on Polestar’s results of operations, financial condition or business.

As a public company, Polestar is subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, as well as the reporting requirements of the UK companies laws that related to quoted companies. These requirements may place a strain on Polestar’s systems and resources. The Exchange Act and UK companies laws require that Polestar file an annual report with respect to its business and financial condition. In addition, it intends to publish certain results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to certain financial results and material events will also be furnished to the SEC on Form 6-K. The Sarbanes-Oxley Act requires that Polestar implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of its disclosure controls and procedures, Polestar will need to commit and has committed significant resources, has hired and will continue to hire additional staff and has provided and will continue to provide additional management oversight. Polestar has implemented and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining its growth also will require Polestar to commit additional management, operational and financial resources to identify new professionals to join it and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material and adverse effect on Polestar’s results of operations, financial condition or business.
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

As Polestar is a foreign private issuer and follows certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
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
Further, Polestar is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts Polestar from most of Nasdaq’s corporate governance requirements, Polestar has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and governance committee consisting entirely of independent directors.
Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, Polestar is exempt from these requirements and may, if not required by the laws of England and Wales, elect not to obtain shareholders’ approval prior to any further issuance of its Class A ADSs or prior to adopting or materially revising equity compensation plans or share incentive plans.
Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Business Combination Closing, Polestar may in the future elect to avail itself of these exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
Further, by virtue of being a controlled company under Nasdaq listing rules, Polestar may elect not to comply with certain Nasdaq corporate governance requirements, including that:
•    a majority of the board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Business Combination Closing, the Board must be comprised of a majority of independent directors);
•    the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•    the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•    there be an annual performance evaluation of the compensation and nominating and governance committees.

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
As discussed above, Polestar is a foreign private issuer, and therefore will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Polestar on June 30, 2023. In the future, Polestar would lose its foreign private issuer status if (i) more than 50% of its outstanding voting securities are owned by U.S. residents and (ii) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Polestar loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Polestar would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Polestar would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

If Polestar no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company.” Without giving effect to Class C Shares, any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, PSD Investment Limited and Snita, an affiliate of Volco Cars, beneficially hold approximately 98.4% of the outstanding voting power of Shares. Mr. Li Shufu controls PSD Investment Limited and directly or indirectly owns approximately 91.9% of equity interests in Geely, which owns approximately 82.0% of equity interests in Volvo Cars. Therefore, Mr. Li Shufu, as a controlling equity interest holder in Geely and PSD Investment Limited, beneficially holds approximately 98.6% of the outstanding voting power of Shares.

As a result, Polestar is a “controlled company” within the meaning of Nasdaq rules, which permit a “controlled company” to elect not to comply with certain corporate governance requirements, including:
•    the requirement that a majority of its board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Business Combination Closing, the Board must be comprised of a majority of independent directors);
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
As a private company, Polestar was not required to document and test its internal controls over financial reporting nor was management required to certify the effectiveness of its internal controls and its auditors were not required to opine on the effectiveness of its internal control over financial reporting. As a public company, Polestar is subject to the internal control over financial reporting requirements established pursuant to the Sarbanes-Oxley Act and will become subject to the auditor attestation requirements in the year in which it files its second annual report. Polestar may not be able to complete its evaluation, testing and any required remediation in a timely fashion. In addition, Polestar’s current controls and any new controls that Polestar develops may become inadequate because of poor design and changes in its business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by its independent registered public accounting firm and its attestation reports.
Polestar has identified material weaknesses in its internal control over financial reporting. Consequently, Polestar may not be able to detect errors timely, Polestar’s financial statements could be misstated, Polestar could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm Polestar’s business and adversely affect the market price of ADSs.
Polestar has identified material weaknesses in its internal control over financial reporting as well as other control deficiencies. If Polestar fails to develop and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud.
In the course of auditing Polestar’s financial statements as of and for the years ended December 31, 2022 and 2021, Polestar and its independent registered public accounting firm identified material weaknesses in Polestar’s internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Polestar’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of Polestar's financial statements as of the year ended December 31, 2022, management concluded that there were four material weaknesses in internal control over financial reporting as of December 31, 2022: (i) The controlling department does not have a sufficient number of qualified personnel connecting operations and finance and the accounting function does not have fully formalized accounting processes or a sufficient number of personnel with technical accounting and SEC regulatory reporting expertise to perform reviews of financial reporting matters and other key controls, including performing timely reviews of work performed by external advisors. This caused a failure to design and maintain an effective control environment with the appropriate associated control activities; (ii) A lack of appropriate processes and controls to recognize revenue in accordance with IFRS 15; (iii) A lack of appropriate processes and controls to properly recognize intangible assets at period end in accordance with service agreements for upcoming car models; and (iv) Insufficient processes and controls over the existence, completeness and valuation of inventory.
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
Polestar cannot be certain that measures it is taking will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future. If Polestar’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, Polestar may be unable to report its financial results accurately on a timely basis or help prevent fraud, which could cause its reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of Polestar’s AD securities to decline. In addition, it could in turn limit Polestar’s access to capital markets, harm its results of operations and lead to a decline in the trading price of Polestar’s securities. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which Polestar lists, regulatory investigations and civil or criminal sanctions. Polestar may also be required to restate its financial statements from prior periods.

Polestar as a U.S. publicly traded company is subject to the Sarbanes-Oxley Act. While not applicable for this Report due to SEC rules allowing for a transition period for newly public companies, Section 404 of the Sarbanes-Oxley Act requires public companies to include a report of management on its internal control over financial reporting in certain of its filings. In addition, when Polestar files its second annual report, its independent registered public accounting firm must attest to and report on the effectiveness of Polestar’s internal control over financial reporting. Polestar’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if Polestar’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting such public accounting firm’s own independent testing, may issue a report that is qualified if it is not satisfied with Polestar’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if such public accounting firm interprets the relevant requirements differently from Polestar. In addition, as a public company Polestar’s reporting obligations may place a significant strain on its management, operational and financial resources and systems for the foreseeable future. Polestar may be unable to timely complete its evaluation testing and any required remediation.
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
Polestar’s authorized and issued ordinary shares are divided into Class A Shares, Class B Shares and Class C Shares. Each Class A Share and Class C Share is entitled to one vote, while each Class B Share is entitled to 10 votes. Only the Class A ADSs, which represent an underlying Class A Share, and Class C-1 ADS, which represent an underlying Class C Share, are listed and traded on Nasdaq, and Polestar intends to maintain the dual-class voting structure.
Snita and PSD Investment Limited hold all of the outstanding Class B Shares and have control of the voting power of all outstanding Class B Shares. As a result, without giving effect to Class C Shares, any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, PSD Investment Limited and Snita, an affiliate of Volvo Cars, control approximately 98.4% of the total voting power of all issued and outstanding Shares voting together as a single class, even though they are only deemed to beneficially own approximately 87.5% of outstanding Shares.
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
The Board has complete discretion as to whether to distribute dividends. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Polestar from subsidiaries, Polestar’s financial condition, contractual restrictions and other factors deemed relevant by the Board. There is no guarantee that the ADSs will appreciate in value or that the trading price of the ADSs will not decline.
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
Polestar has granted, and anticipates granting additional, share-based incentives, which may result in increased share-based compensation expenses.
Polestar has adopted the Equity Plan and the Employee Stock Purchase Plan. Initially, in 2022 the maximum number of Class A ADSs that was available to be issued under the Equity Plan was 10,000,000 Class A ADSs. This amount may be increased each year during the term of the Equity Plan by up to 0.5% of the total number of Shares outstanding on each December 31 immediately prior to the date of such increase. The Equity Plan permits the award of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards, cash awards and substitute awards to employees of Polestar and its subsidiaries and affiliates. Polestar will account for compensation costs for all awards granted under the Equity Plan using a fair-value based method and recognize expenses in its consolidated statements of profit or loss in accordance with IFRS.
Initially, in 2022 the maximum number of Class A ADSs that was available to be issued under the Employee Stock Purchase Plan was 2,000,000 Class A ADSs. This amount may be increased each year during the term of the Employee Stock Purchase Plan by up to 0.1% of the total number of Shares outstanding on each December 31 immediately prior to the date of such increase. The Employee Stock Purchase Plan provides employees of Polestar and its subsidiaries and affiliates with the opportunity to purchase Class A ADSs and, in certain instances, to receive matching awards of Class A ADSs from Polestar.
Polestar believes the granting of share-based compensation is of significant importance to its ability to attract and retain key employees, and as such, Polestar has granted, and plans to continue to grant, share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on Polestar’s business and results of operations.
Specifically, as of the date of this Report, Polestar has implemented equity programs under the Equity Plan providing for awards of restricted stock units (“RSUs”), performance stock units (“PSUs”) and Bonus Shares. Polestar has also adopted a Share Matching Plan under the Employee Stock Purchase Plan, described in further detail below, which is anticipated to be made available to certain employees of Polestar in June 2023. Each of these programs will continue to be made available, or will become available, to eligible Polestar employees as permitted by, and subject to, applicable laws and the terms of the applicable plans. All employees employed before 2022 became eligible to participate in the Bonus Shares program, which provides for a one-time issuance of Class A ADSs in a value equal to 4% of the awardee’s base salary (net of applicable taxes), with Bonus Shares to be subject to transfer restrictions until the first anniversary of the Business Combination Closing (or an earlier change in control). Polestar has also awarded grants of RSUs and PSUs to certain employees of Polestar as selected by Polestar’s Board. Certain RSUs will vest based on the recipient’s continued service through the second anniversary of the Business Combination Closing. In addition, Polestar has implemented a long-term incentive program providing for annual grants of equity-based awards vesting over three years, consisting of awards of (i) 100% PSUs granted to Polestar’s executive management team, and (ii) 50% RSUs and 50% PSUs granted to other eligible Polestar employees, with such RSUs to vest in full based on continued service through the third anniversary of the Business Combination Closing and such PSUs to vest based on achievement of certain Polestar performance metrics (described following) and continued service through the third anniversary of the Business Combination Closing. Specifically, such PSUs will vest based on Polestar’s level of achievement with respect to each of the following metrics through December 31, 2024: 25% with respect to value creation relative to a selected group of peer companies; 25% with respect to unleveraged free cash flow; 20% with respect to ESG achievement measured based on yearly greenhouse gas emissions; and 30% with respect to the achievement of certain operational milestones. The Share Matching Plan under the Employee Stock Purchase Plan includes an annual share matching program whereby the awardee is offered the opportunity to purchase Class A ADSs through payroll deductions of at least $20 per month, but not more than $200 per month (in each case, except as may otherwise be determined by the administrator) and receive a match in the form of Class A ADSs, in an amount equal to up to 100% of the number of Class A ADSs purchased during the applicable offering period, subject to satisfaction of a twelve-month holding period for the corresponding purchased shares.
Holders of ADSs have fewer rights than direct holders of the Company securities and must act through the Depositary to exercise their rights. The voting rights of holders of ADSs are limited by the terms of the Deposit Agreements, and such holders may not be able to exercise their right to vote their Company securities directly.
Holders of ADSs do not have the same rights as Polestar shareholders who hold Company securities directly. Holders of the AD securities are only able to exercise the voting rights with respect to the underlying Company securities in accordance with the provisions of the Deposit Agreements. The holders and beneficial owners of the AD securities are parties to and bound by the terms of the Deposit Agreements for the AD securities they own. Under the Deposit Agreements, ADS holders must vote by giving voting instructions to the Depositary. If Polestar asks for instructions of ADS holders, then upon receipt of such voting instructions, the Depositary will try to vote the underlying Company securities in accordance with these instructions. ADS holders are not able to directly exercise their right to vote with respect to the underlying Company securities unless they present their ADSs for cancellation and withdraw the underlying Company securities prior to the applicable record date for the meeting. When a meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the underlying Company securities his or her AD securities allow such holder to vote with respect to any specific matter. Polestar has agreed to give the Depositary prior notice of meetings of holders of shares and warrants. Nevertheless, Polestar cannot assure you that holders of AD securities will receive the voting materials in time to ensure that holders of AD securities can instruct the Depositary to vote the underlying shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out holders’ of AD securities voting instructions. This means that a holder of AD securities may not be able to exercise the right to vote and may have no legal remedy if the underlying Company securities underlying his or her of AD securities are not voted as such holder requested. Please see the section entitled “Description of American Depositary Shares” in Exhibit 2.11 (Description of Securities) of this Report.
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
The Polestar Articles and the Deposit Agreements provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act and that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of securityholders of Polestar to choose a favorable judicial forum for disputes with Polestar or Polestar’s directors, officers or employees.
The Polestar Articles provide that unless Polestar consents in writing to the selection of an alternative forum, the courts of England and Wales will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Polestar; (ii) any action, including any action commenced by a member of Polestar in its own name or on behalf of Polestar, asserting a claim of breach of any fiduciary or other duty owed by any director, officer or other employee of Polestar (including but not limited to duties arising under the Companies Act); (iii) any action arising out of or in connection with the Polestar Articles or otherwise in any way relating to the constitution or conduct of Polestar; or (iv) any action asserting a claim against Polestar governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America). The Deposit Agreements also provide for exclusive forum in state and federal courts in the City of New York. This forum selection provision in the Polestar Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. The Polestar Articles provide that the federal district courts in the United States will be the exclusive forum for claims against Polestar under the Securities Act and the Exchange Act.
Although Polestar believes these exclusive forum provisions will benefit Polestar by providing increased consistency in the application of U.S. federal securities laws and the laws of England and Wales in the types of lawsuits to which they apply, these choice of forum provisions may increase a securityholder’s cost and limit the securityholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Polestar or Polestar’s directors, officers or other employees, which may discourage lawsuits against Polestar and Polestar’s directors, officers and other employees. Polestar’s shareholders will not be deemed to have waived Polestar’s compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of Polestar’s exclusive forum provision. Any person or entity purchasing or otherwise acquiring any of the Company securities or other securities, whether by transfer, sale, operation of law or otherwise, will be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions. The Securities Act provides that state courts and federal courts will have concurrent jurisdiction over claims under the Securities Act, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provision to be inapplicable or unenforceable, and if a court were to find this provision in the Polestar Articles to be inapplicable or unenforceable in an action, Polestar may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on Polestar’s business and financial performance.

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
The Depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of the ADSs upon deposit of Company securities (other than in the case of ADSs issued pursuant to the Business Combination), cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. For more information, please see Item 12 “Description of Securities Other Than Equity Securities.” In the case of ADSs issued by the Depositary into the DTC the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The Depositary for the ADSs will not be responsible for any United Kingdom stamp duty or SDRT arising upon the issuance or transfer of ADSs but will require the person who deposits shares or warrants to pay the applicable United Kingdom stamp duty or SDRT. For more information, please see “—Risks Related to Tax—Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities.”
The ADS holders may not receive dividends or other distributions of the Company securities and the holders thereof may not receive any value for them, if it is illegal or impractical to make them available to such holders.
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
The Company may be subject to securities litigation, which is expensive and could divert management attention.
The price of the AD securities may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Polestar may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities.

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
The legal name of the Company is “Polestar Automotive Holding UK PLC.” The Company was incorporated under the laws of England and Wales as a company limited by shares on September 15, 2021 and was re-registered as a public limited company under the laws of England and Wales on May 5, 2022 in connection with the Business Combination. The Company’s registered office in England is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE. The address of the principal executive office of the Company is Assar Gabrielssons Väg 9 405 31 Gothenburg, Sweden, and the telephone number of the Company is +1 949 735-1834.
On September 27, 2021, GGI, Former Parent, Polestar Singapore, Polestar Sweden, the Company and Merger Sub entered into a Business Combination Agreement. The Business Combination was consummated on June 23, 2022. At the Business Combination Closing, the Company completed the Pre-Closing Reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became wholly owned subsidiaries of the Company.
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
Polestar's capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to TUSD380,457, TUSD504,774 and TUSD400,793, respectively. These capital expenditures primarily consisted of purchases of unique tooling for production facilities, the development and purchase of certain intellectual property rights and tooling and equipment used at Polestar's research and development center in the United Kingdom at the Mira Technology Park in Coventry. Polestar expects its capital expenditures to increase in the near term as it continue to invest in the acquisition of intellectual property as well unique tooling and equipment. Polestar anticipates that its capital expenditures in 2023 will be financed from the issuance of equity or debt instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties.
B.    Business Overview
Summary
Polestar is determined to improve society by accelerating the shift to sustainable mobility.
Polestar is a pure play, premium electric performance car brand headquartered in Sweden, designing products engineered to excite consumers and drive change. Polestar believes that it defines market-leading standards in design, innovation and sustainability. Polestar was established as a premium electric car brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global car manufacturers. Polestar has an asset-light, highly scalable business model with immediate operating leverage.
Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium luxury electric vehicle market in 2017. With a carbon fiber body, Polestar 1 has a combined 609 horse power (hp) and 1,000 Newton-meter (Nm) of torque. Production of the Polestar 1 ceased at the end of 2021, making Polestar a dedicated electric vehicle manufacturer. Polestar 2, an electric performance fastback and Polestar's first fully electric, high volume car was launched in 2019. Polestar 2 has three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with up to 300 kW / 408 hp and 660 Nm of torque. Polestar 3, an electric performance SUV, was launched in 2022. Polestar 3 has two dual-motor 111 kWh battery variants with powertrains up to 380 kW / 510 hp and 671 Nm of torque.
Polestar’s cars have received major acclaim, winning multiple globally recognized awards across design, innovation and sustainability. Highlights for Polestar 1 include Insider car of the year and GQ’s Best Hybrid Sports Car awards. Polestar 2 alone has won over 50 awards, including various Car of the Year awards, the Golden Steering Wheel, Red Dot’s Best of the Best Product Design and a 2021 Innovation by Design award from Fast Company. And the SUV for the electric age, Polestar 3, has already been acclaimed Car WOW’s Car of the Year and ESUV of the Year for 2023. Polestar has also received a total of five awards from the German Design Council, including the German Design Awards for the Polestar 5 concept car and the ABC award for the Polestar 6 electric roadster concept. Furthermore, the Polestar 6 has been voted the Concept Car of the Year in Car Design Review.
As of December 31, 2022, Polestar’s cars are on the road in 27 markets across Europe, North America and Asia Pacific. Polestar intends to grow rapidly in its existing and new markets, which include 8 new countries in 2022. Polestar also plans to introduce three new electric vehicles by 2026. Following the launch of the Polestar 3, an electric performance SUV, on October 12, 2022 where customers were able to begin placing orders, Polestar expects to launch Polestar 4, a sporty SUV coupe in 2023, Polestar 5, a luxury 4 door GT, in 2024 and Polestar 6, an electric performance roadster, in 2026. With growth in existing and new markets and broader vehicle portfolio, Polestar expects to compete in segments constituting approximately 80% of the global premium luxury vehicle market by volume of units sold by 2025. Polestar believes the premium luxury vehicle segment is one of the fastest growing vehicle segments, and expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.

The following tables show Polestar's revenue by type and geographical region for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2022	2021	2020
Sales of vehicles	2,404,246	1,290,031	542,783
Sales of software and performance engineered kits	21,308	25,881	35,434
Sales of carbon credits	10,984	6,299	27,141
Vehicle leasing revenue	16,719	6,217	—
Other revenue	8,639	8,753	4,887
Total	2,461,896	1,337,181	610,245

	For the year ended December 31,
	2022	2021	2020
Europe, the Middle East, and Africa	1,619,046	1,029,058	568,311
North America	609,058	265,661	28,084
Asia and Australia	233,792	42,462	13,850
Total	2,461,896	1,337,181	610,245

Polestar has set itself the important goal to create a truly climate neutral production car by the end of 2030, which it refers to as the Polestar 0 project. The development of a truly climate neutral production car by the end of 2030 is a significant milestone on the path to Polestar’s goal of becoming a climate neutral company by the end of 2040.
Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. The Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely provides it with access to a substantial combined installed production capacity and gives Polestar’s highly scalable business model immediate operating leverage. Polestar also plans on expanding its production capacity in Europe by leveraging plants that are owned and operated by Volvo Cars.
Polestar’s sales channels include both direct-to-business and direct-to-consumer models. In direct-to-business, vehicles are sold to various fleet customers, such as rental car companies and corporate fleet managers. In direct-to-consumer, Polestar uses a digital first approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their order on-line. Alternatively, Polestar Spaces are where customers can see, feel and test drive Polestar's vehicles prior to making an on-line purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar’s customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. As of December 31, 2022, there were 158 Polestar Spaces. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,116 customer service points worldwide (as of December 31, 2022) in support of its international operations.
Polestar’s research and development expertise is a core competence and Polestar believes it is a significant competitive advantage. With over 650 personnel located in Coventry, United Kingdom and Gothenburg, Sweden, the European research and development team focuses on areas such as bonded aluminum architectures, high-performance electric motor and bi-directional compatible battery packs, in-car software development and advanced engineering and research. A further 30 employees in Shanghai, China are dedicated to the development of specific features for the Chinese market. The Polestar research and development team also benefits, through a variety of agreements, from having access to the substantial engineering and design teams of Volvo Cars and Geely. The strong expertise and ambition to develop and produce sustainable technology solutions and materials is also a key asset of Polestar’s research and development. All in all, Polestar’s ability to create cars with a strong Polestar product design is also widely recognized as a key differentiator.
Polestar has drawn extensively on the industrial heritage, knowledge and market infrastructure of Volvo Cars. This combination of deep automotive expertise, paired with cutting-edge technologies and an agile, entrepreneurial culture, underpins Polestar’s differentiation, potential for growth and success.
Recent Developments
On January 5, 2023, Polestar announced that its vehicles will benefit from Google’s new high definition (“HD”) map, a comprehensive map that will provide highly detailed and up-to-date road information. With HD map, Polestar expects to be able to combine its vehicle sensor technology and Google’s precise lane-level and localization data to facilitate driver assistance features like Pilot Assist, as well as future autonomous driving functionality.
On February 1, 2023, Polestar announced that it had signed up a further eight partners to the Polestar 0 project, the Company’s goal to create a truly climate neutral production car by 2030. The new collaborators. which include Vitesco Technologies and Stora Enso, will contribute to research in areas such as bio-based materials, chemicals, aluminum processes, electronics and interior surface materials.
On February 2, 2023, Polestar and Luminar announced an expanded collaboration on the industrial design and integration of Luminar’s 3D laser scanning technology which will be featured on Polestar’s future vehicles, including Polestar 5 – the electric 4-door GT expected to be launched in 2024. Luminar is an existing supplier of light detection and ranging (“LiDAR”) technology for Polestar 3, the Company’s electric performance SUV, which was launched in October 2022.
On February 8, 2023, Polestar and Rivian issued in collaboration a “Pathway Report” which concludes that the automotive industry is set to overshoot the IPCC’s 1.5-degree pathway by at least 75% by 2050. Issued in response to the climate crisis, the report, which uses existing, open-source data to model the current trajectory for emissions stemming from the car industry, was carried out by global management consulting firm Kearney.
On February 22, 2023, Polestar announced a major upgrade to the Polestar 2 for model 2024. The changes feature a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, sustainability improvements and, for the first time in a Polestar, rear-wheel drive.
On February 26, 2023, Polestar amended and restated the EUR 350,000,000 uncommitted green trade finance facility, including an accordion facility of up to EUR 250,000,000, into which it entered with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA/NV on February 28, 2022. In connection with the amendment and restatement, the green trade finance facility was extended for an additional 12 months. Loans under the green trade finance facility carry interest at EURIBOR plus 2.3% per annum plus a flat arrangement fee of 0.05-0.10% to be paid on the value of a bank’s participation in the facility. The facility has a repayment period of 90 days and includes a covenant tied to Polestar’s cash and cash equivalents position and available commitments under committed credit facilities not falling below EUR 400,000,000. As of the date of this Report, the outstanding principal balance under the green trade finance facility was EUR 220 million. A copy of the amended and restated trade finance facility agreement is filed as an exhibit to this Report.
On April 6, 2023, Polestar announced that it had delivered approximately 12,000 vehicles in the first quarter of 2023.
Polestar’s Strategy
The global car industry is undergoing a fundamental transformation and Polestar believes it is optimally positioned at the forefront of this change. The premium luxury electric vehicle segment is one of the fastest growing in the global car market. This growth is driven by increasing consumer awareness of environmental impact, technological improvement and shifting consumer preference. Increasingly stringent environmental regulation and expanded charging infrastructure will also drive adoption of electric vehicles. Polestar expects significant growth in the premium luxury electric vehicle segment. In order to capitalize on these trends, Polestar intends to implement the following strategy.
•    Expand international sales, support and manufacturing presence. With global sales from day one, Polestar intends to grow rapidly in its existing and new markets, which include eight new countries in 2022. Polestar’s expansion plans include building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. Polestar’s digital first, direct to consumer approach enables its customers to browse Polestar’s products, configure their preferred vehicle and place their order online. Customers who wish to get to know the physical product or go for a test drive can visit one of the Polestar Spaces. As of December 31, 2022, there were 158 Polestar Spaces.
Polestar leverages the Volvo Cars service center network to provide access to 1,116 customer service points worldwide (as of December 31, 2022) in support of its international operations.
Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. Polestar intends to expand its manufacturing presence to facilities in the United States and Europe, in each case operated by Volvo Cars. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina.
•    Continue to develop Polestar’s portfolio of vehicles. Polestar currently intends to launch three additional vehicles by 2026. Following the launch of the Polestar 3, an electric performance SUV, on October 12, 2022, Polestar expects to launch Polestar 4, a sporty SUV coupe in 2023, Polestar 5, a luxury 4 door GT, in 2024 and Polestar 6, an electric performance roadster, in 2026. Polestar believes the premium luxury vehicle segment is one of the fastest growing vehicle segments, and Polestar expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.
•    Continue to develop sustainable electric vehicle technologies as well as separately monetizing Polestar’s investment in research and development. Polestar intends to continue to develop technologies to mitigate its environmental impact from vehicle concept through to materials and production techniques. The Polestar 0 project, which aims to develop a truly climate neutral production car by the end of 2030, will be a significant focus of Polestar’s research and development activities, including through the development of new interior materials and structural components designed to further reduce Polestar’s environmental impact. See Item 4.B “Information on the Company—Business Overview—Design, Innovation and Sustainability—Sustainability.”

Polestar will continue to focus on working with its partners to develop advanced technology, including bonded aluminum chassis architectures and their manufacture and the complimentary development of a high-performance electric motor . Polestar will also continue its efforts on battery management and its bi-directional battery pack (400V and 800V) systems and onboard bi-directional 22 kW Charger. Polestar also intends to take the opportunity to monetize these new technologies through sales and licensing arrangements with other market participants.
Polestar’s Strengths
Polestar believes it benefits from a number of competitive advantages:
•    Polestar operates in one of the fastest-growing market segments of the industry. Polestar expects significant growth in the premium luxury electric vehicle segment and believes its ability to leverage a global manufacturing footprint and expanding market coverage coupled with a scalable and asset light business model means it is well positioned to capitalize on this growing market.
•    Polestar is one of two pure play global premium electric vehicle companies already in mass production. Currently, Polestar and Tesla are the only global pure play premium electric vehicle manufacturers in mass production. New entrants would have to develop significant core competencies to match Polestar’s proprietary technology as well as the access to vehicle design and manufacturing capabilities and sales and service infrastructure that Polestar receives from Volvo Cars and Geely. Polestar believes these advantages constitute a significant barrier to entry.
•    Polestar has a distinct culture with a focus on innovation and an experienced management team. Polestar has a distinct corporate culture which is designer-led, visionary and fully committed to sustainability. As a relatively young company with progressive ideals Polestar believes talented people with the right analytical and creative skills are drawn to it. Polestar’s chief executive officer Thomas Ingenlath was previously senior vice president of design at Volvo Cars and is widely credited as one of the key players behind Volvo Cars’ recent award-winning design renaissance. Chief financial officer Johan Malmqvist has broad experience across multiple sectors including in the United States and publicly listed companies. Chief operating officer Dennis Nobelius is the previous chief executive officer of assisted and autonomous driving software provider Zenuity AB (“Zenuity”), a business whose technology Polestar intends to utilize in future vehicles, starting with the Polestar 3.
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
•    Polestar has a digital-first, direct to consumer approach with a differentiated distribution and service model. Polestar’s sales and distribution model is focused on a direct customer experience, reducing multiple traditional inefficiencies coupled with a differentiated distribution. Using the Polestar mobile application (the “Polestar App”) or other digital connections, clients can discover Polestar’s products, configure and personalize them, choose a financing option and purchase online, creating a seamless experience. Complementing this digital experience, customers can see, feel and test drive Polestar's vehicles, at one of the Polestar Spaces prior to making an online purchase. Polestar believes this combination of digital and physical retail presence serves to deliver a seamless experience for its customers. Polestar’s customers benefit from a comprehensive service network which leverages the existing Volvo Cars service center network.
•    Polestar’s design-led focus on sustainability. Polestar believes that its emphasis on environmentally sustainable products, using Scandinavian avant-garde design and high-tech minimalism engages and attracts customers who share its ethos and design aesthetic. Polestar’s brand and product designs have received multiple global awards since the launch of the Polestar 1 in 2017 including Red Dot’s Brand of the Year as well as Best of the Best Product Design for Polestar 2. Polestar Precept has also captured imaginations most recently winning three of the four 2021 EyesOn Design awards. Sustainability remains a core principle for Polestar and it continues to work to reduce its impact on the environment in every aspect of its business, but with a particular focus on the manufacturing of its cars. Polestar is actively targeting climate neutral manufacturing processes and materials and uses tools such as Life Cycle Analysis to help it both ascertain the impact of its vehicles and to identify opportunity. Polestar transparently shares this information with its customers so they can make an informed buying decision and can track Polestar’s progress.
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
The body of Polestar 1 is made from carbon fiber reinforced polymer (“CFRP”) which lowers the vehicle’s weight as well as its center of gravity. The CFRP body also allowed the car’s designers to create truly emotive and sharp styling cues that cannot be stamped into traditional metal body panels. Under the surface, the CFRP body features a carbon fiber “dragonfly” between the front seats and the rear of the vehicle, further reinforcing the car’s chassis.
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
Polestar 1 went into production at Polestar’s Chengdu, China facility in 2019. The facility was the first Leadership in Energy and Environmental Design, or LEED, Gold accredited automotive manufacturing facility in China. With a planned three year production run and a limited build capacity of up to 500 units per year, production of the car ceased in 2021.
Polestar 2
Polestar 2 is an electric performance fastback and Polestar’s first fully electric, high volume model. Polestar 2 is manufactured at the Luqiao, China facility, which is owned and operated by Volvo Cars and which Volvo Cars renamed “Taizhou” after acquiring the plant from Geely in December 2021. First revealed in 2019, production commenced in 2020.
Polestar 2 model range includes three variants – Long range dual motor (up to 350 kW (476 hp)/ 740 Nm), Long range single motor (220 kW (299 hp)/ 490Nm) and Standard range single motor (200 kW (268 hp)/ 490 Nm) – combined with three optional packages – Pilot, Plus and Performance – to provide consumers with the perfect Polestar 2 for their needs. Pilot and Plus packs encompass driver convenience and comfort features, while the Performance pack adds further dynamic and visual appeal with Öhlins Dual Flow Valve dampers, 4-piston Brembo brakes, forged alloy wheels and, naturally, Polestar’s signature gold detailing inside and out. Polestar believes this modular approach simplifies both the purchase and manufacturing process while enhancing the customer experience. Polestar 2 model 2024 will feature a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, sustainability improvements and, for the first time in a Polestar, rear-wheel drive.

Polestar 2 was the first car in the world to feature an infotainment system powered by Google’s Android Automotive OS, with Google built-in. Developed in collaboration with Google, the Android system integrates the car infotainment system with Google Assistant, Google Maps and the Google Play Store. The user interface is bespoke to Polestar 2 and developed in-house. With an open developer portal that features an Android Automotive OS emulator, Polestar also provides app developers the ability to develop apps for use in the car (for example a parking app from Easy Park, that can be downloaded directly to the car to simplify payment of parking fees) in shorter time than is generally required to develop apps for unique operating systems used by traditional car producers.
The Polestar 2 has been designed and produced in accordance with Polestar’s emphasis on design led sustainability. It was in connection with the launch of Polestar 2 in 2020 that Polestar released its first Life Cycle Assessment report, with full methodology and transparency, and including a call to the industry at large for a uniformly open and transparent way of disclosing the carbon footprint of electric vehicles. In early 2021, Polestar took this transparency a step further by integrating a Product Sustainability Declaration into Polestar Spaces and on its website. The Product Sustainability Declaration discloses the cradle-to-gate ton greenhouse gas emissions and traced materials, which helps customers assess the sustainability performance of Polestar’s cars. See Item 4.B “Information on the Company—Business Overview—Design, Innovation and Sustainability—Sustainability.” Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.
Polestar 3
Polestar launched the Polestar 3 on October 12, 2022. Polestar 3 is a luxurious electric performance SUV with seating for five and design direction previewed by Precept. It is an aerodynamically-optimized SUV using multiple design features to smooth airflow and reduce drag. The two seating rows in Polestar 3 stretch out between the long wheelbase offering luxurious and spacious legroom for the rear passengers even when the tallest driver is sitting in the front seat. Polestar believes that the Polestar 3 will define the SUV for the electric era by combining the high seating position favored by customers with a highly efficient aerodynamic silhouette and sports-car handling.

Materials used inside Polestar 3 have been selected for their sustainability credentials, while raising premium aesthetics and luxury tactility. These include bio-attributed MicroTech, animal welfare-certified leather and fully traceable wool upholstery. In line with Polestar’s commitment to transparency, a complete life-cycle assessment (“LCA”) will be completed on Polestar 3 when production begins. Subsequent assessments will follow through its life cycle and work will continue to constantly find ways of reducing its carbon footprint.
Polestar 3 is the first car from Polestar to feature centralized computing with the NVIDIA DRIVE core computer, running software from Volvo Cars. Serving as the AI brain, NVIDIA’s high-performance automotive platform processes data from the car’s multiple sensors and cameras to enable advanced driver-assistance safety features and driver monitoring. The infotainment system is powered by a next-generation Snapdragon Cockpit Platform from Qualcomm Technologies, Inc. As a central component of the Snapdragon Digital Chassis – a comprehensive set of open and scalable cloud-connected automotive platforms – the Snapdragon Cockpit Platform will be utilized to provide immersive in-vehicle experiences with its high-performance capabilities to deliver high-definition displays, premium quality surround sound and seamless connectivity throughout the vehicle.
As standard, Polestar 3 features a total of five radar modules, five external cameras and twelve external ultrasonic sensors to support numerous advanced safety features. The SmartZone below the front aero wing collects several of the forward-facing sensors, a heated radar module and camera, and now becomes a signature of Polestar design. Inside, two closed-loop driver monitoring cameras bring leading eye tracking technology from Smart Eye to a Polestar for the first time, geared towards safer driving. The cameras monitor the driver’s eyes and can trigger warning messages, sounds and even an emergency stop function when detecting a distracted, drowsy or disconnected driver.
With an indicative range of $80,000 to $120,000 for the North American market, Polestar 3 launches with a dual-motor configuration and a power bias towards the rear. The standard car produces a total of 360 kW and 840 Nm of torque. With the optional Performance Pack, total output is 380 kW and 910 Nm. Adjustable one-pedal drive is included, as well as an electric Torque Vectoring Dual Clutch function on the rear axle – an evolution of what was first developed for Polestar 1. A decoupling function is also available for the rear electric motor, allowing the car to run only on the front electric motor to save energy under certain circumstances.
Precept, Future Vehicles and Polestar 0 project
In March 2020, Polestar revealed Polestar Precept, a design study intended to showcase Polestar’s vision of the brand’s future, demonstrating innovation and ambition across three focus areas—design, technology and sustainability.
Polestar Precept was created as the manifesto for and design direction of Polestar’s future models. By the end of 2026, Polestar currently intends to have launched three new vehicles, Following the launch of the Polestar 3, an electric performance SUV, on October 12, 2022, Polestar expects to launch Polestar 4, a sporty SUV coupe in 2023, Polestar 5, a luxury 4 door GT, in 2024 and Polestar 6, an electric performance roadster, in 2026.
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
The front grille is replaced by the Polestar SmartZone, representing a shift from breathing to seeing. An area which once channeled air to radiators and the internal combustion engine now houses technology for safety sensors and driver assistance functions. Two radar sensors and a high-definition camera are located behind a transparent panel. In addition, a LiDAR sensor, mounted atop the glass roof, is given optimal visibility as a next step towards increased driving assistance. The Thor’s Hammer LED headlight signature evolves with separated elements, taking on a dynamic and brand-defining interpretation.

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
On March 2, 2022, Polestar revealed the Polestar electric roadster concept, a new concept car to demonstrate Polestar’s vision of a sports roadster with open-top performance—with all the benefits of electric mobility. The Polestar electric roadster concept car is related to the Polestar Precept concept car but with its own distinct character. The look of the Polestar electric roadster concept shows how Polestar’s evolving design language can be adapted to different body styles with a strong family resemblance. The concept leverages a modified version of the bonded aluminum unibody that is planned to underpin Polestar 5 and further reinforces the importance of in-house research and development capabilities. Sustainability is another core tenet of the design study with a mono-material interior further illustrating how the brand is looking to drive progress through innovative materials manufacturing processes.
Polestar 4
Polestar currently plans to launch Polestar 4 in 2023. Polestar 4 will be a sporty SUV coupe, more compact than, and priced below Polestar 3, with a high-volume potential. With an avant-garde design inspired and previewed by Polestar Precept, the minimalist SUV coupe will offer excellent rear passenger comfort.
With an indicative price range of $60,000 to $80,000 for the North American market, Polestar 4 will aim to offer driving dynamics and minimalist style to a larger market segment.
Polestar 5
Polestar currently plans to launch the Polestar 5 in 2024. Polestar 5 will be a luxurious 4 door grand tourer that most closely follows inspiration from the Precept. With an indicative price starting at $100,000 for the North American market, the vehicle will introduce new in-house aluminum body and chassis and powertrain architectures.
Polestar expects that Polestar 5 will be manufactured at a new state-of-the-art plant in China, built by Geely and to be operated by Polestar. The plant will meet a high standard of sustainability, aiming for LEED Gold accreditation.
Polestar 6
On August 16, 2022, Polestar announced that it expects to launch production of the Polestar 6 in 2026. The Polestar 6 will expand upon the design established by the Polestar Precept and be based on the Polestar electric roadster concept. Polestar made the first 500 production cars available as the exclusive, numbered Polestar 6 LA Concept edition. With an indicative price starting at $200,000 for the North American market, all 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.
Polestar 0 project
In April 2021, Polestar announced its important goal to create a truly climate neutral production car by 2030 a significant and necessary step to reach its goal of becoming a climate neutral company by 2040.
Today, an electric car manufactured and charged on the current global electricity infrastructure mix has a smaller carbon footprint than an internal combustion engine car through its useful life. However, Polestar has set a target of producing a car by 2030 that is truly a climate neutral production car when it rolls out of Polestar’s factories’ gates. A number of third parties including Vitesco Technologies and Stora Enso, have agreed to collaborate on the Polestar 0 project by contributing to research in areas such as bio-based materials, chemical and aluminum processes, electronics and interior surface materials As a company, Polestar cannot directly control how its cars are charged or how they are disposed of after their use phase has ended. Polestar can control what happens before the car is handed over to the customer: the carbon footprint of the materials production, battery module and manufacturing process.
Design, Innovation and Sustainability
Design
Design is at the core of Polestar. Polestar is a Scandinavian brand with pure, minimalist design. Polestar’s design is progressive and defines the avant-garde of the electric and sustainable age. Polestar celebrates technology in its creations and innovation is its driving force. Performance is not only a capability of Polestar’s products but the mindset of Polestar’s whole company. Polestar’s vehicles have been widely recognized for their outstanding design and performance credentials and Polestar 1 and Polestar 2 have each received numerous awards, including, among others, High-performance Luxury GT Coupe of the Year and Luxury High-Performance Electric Vehicle of the Year for Polestar Land Car of the Year titles in Norway, Switzerland, Germany (Luxury), China (Green Car), Germany’s Golden Steering wheel as well as the Edie Sustainability Leader award for Polestar 2.

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
Innovation
Polestar’s research and development strategy is to focus its own resources on the development of key electric vehicle technologies while accessing the benefit of investments in other technology from within the larger Volvo Cars and Geely family. Polestar also accesses and utilizes battery labs, wind tunnels, VR simulations and testing, proving grounds both in the UK and in Sweden.
Polestar’s research and development teams are located in the United Kingdom, Sweden and China. Polestar’s headquarters and research and development team is located in Gothenburg close to the facilities and competences at Volvo Cars and its surroundings. This research and development team is focused on collaboration with Volvo Cars in a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in the Mira Technology Park in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom is chassis and dynamics, aluminum bonding and architecture and sports car design. Located in Shanghai, Polestar’s China-based research and development team focuses on the development of bespoke features for the Chinese market.
Sustainability
Polestar has a philosophy to design towards zero, actively using Scandinavian minimalist design to engage customers and minimize Polestar's environmental impact. Polestar seeks to achieve its clear sustainability goals by establishing concrete targets focusing on four pillars of its sustainability approach:
•    Climate Neutrality: Combating the emission of greenhouse gases is one of the top priorities of Polestar. Most greenhouse gas emissions associated with its vehicles are related to the use of fossil fuels in energy conversion. Coal power is highly present in Polestar’s supply chains as it operates, and predominantly sources, in China. Aside from greenhouse gas emissions, the burning of fossil fuels also leads to emissions of sulfur dioxide, nitrogen oxides and particulates that affect the environment and the health of people living in the local areas surrounding the power plants. The use of renewable energy in the Polestar supply chain is absolutely key for it to reach climate neutrality and improve local air quality. Polestar has set three goals to achieve climate neutrality: Polestar is to be climate neutral by 2040, create a climate neutral production car (cradle-to-gate) by 2030 and halve the emission intensity per car sold by 2030. To drive towards the 2030 goal, Polestar has launched six strategic initiatives. These are: climate-neutral platform, climate-neutral materials, energy optimization, climate-neutral manufacturing, renewable energy in the supply chain and carbon neutral company. Each strategic initiative is headed by an accountable department but handled through cross-functional collaboration within Polestar. For the Polestar 2 long-range dual-motor variant, the cradle to gate carbon footprint was 26.2 tons CO2e per vehicle in 2020, which by model year 2023 has been decreased to 25.4 tons CO2e per vehicle. Most of the carbon impact comes from three categories: aluminum, batteries and steel. Together they account for 69% of the carbon emissions attributable to materials production and battery modules. Add electronics and polymers and the total is 87%. While a lot of focus naturally will be on those categories, the goal is to reduce all to zero, including Polestar’s manufacturing footprint.
•    Circularity: Circularity is a philosophy to ensure that we, as a society, produce and consume within planetary boundaries. The use of materials is at the root of Polestar’s biggest social and environmental impacts. The extraction, processing, use and waste treatment of materials is associated with risks and potential negative impacts such as resource depletion, pollution to air, soil and water, climate impact, loss of biodiversity and human rights violations. Pollution to air, soil and water from metallurgical processes and mining activities also affect the health of people working in the supply chain and their local environments. By using a circular design approach, trying to close the loop for more materials and using an increased share of recycled or biobased materials, less virgin materials and minerals need to be extracted and produced, which minimizes the total environmental impact. Polestar aims to drive sustainable and circular use of materials through different key strategies and processes, including sustainability strategy, material strategy, sourcing strategy, procurement process and product development process. Through its procurement practices Polestar aims to minimize the negative impact on land and water through reduced greenhouse gas emissions, pollution, waste and effluents throughout its supply chain. Polestar uses life-cycle assessments as its primary tool for assessing environmental impact from material use including material selection and waste management.
•    Transparency: Reporting and working on sustainability issues is meaningless unless it leads to real world positive impact. Being transparent about where Polestar’s risks and impacts lie and which methodologies Polestar uses to measure itself ensures that Polestar creates actual progress. Polestar was the first car company to share both a LCA and the methodology behind the calculation for Polestar 2, in order to provide transparency to its customers as to the true impact of their purchase. Polestar will continue to calculate and share a LCA along with an ever more detailed Sustainability Declaration for each model it produces moving forward and urge the entire industry to adopt a transparent approach to help build consumer understanding and trust.
Polestar is constantly looking to be honest with itself and its stakeholders and improve. For example, Polestar recognizes it uses materials with high risks of human rights and animal welfare violations, and negative environmental impacts in the supply chain to create its vehicles. Cobalt, for example, is a key component of the batteries used in Polestar vehicles that is primarily mined in the Democratic Republic of Congo, where it has been linked to child labor in the artisanal and small-scale mining sector. Historically, it has been very difficult to trace the origin of minerals because of its complex supply chain and lack of reliable chain of custody methods. Polestar requires its suppliers to implement responsible sourcing practices to mitigate the risk of human rights violations. Polestar partners with a traceability-as-a-service provider, Circulor, that utilizes blockchain technology to trace the origins of risk materials used throughout Polestar’s supply chain. Additionally, Polestar maintains a parts and components sourcing partnership with Volvo Cars in which suppliers are analyzed using sustainability questionnaires and a risk assessment tool developed by Responsible Business Alliance.
•    Inclusion: Inclusion is diversity, representation and equality working in harmony. By committing to this strategic focus area, Polestar stands up for the rights of people throughout its value chain – from the workers producing the material of its cars, to its employees in factories or spaces, to customers and consumers around the world. Departments like Human Resources, Customer Experience, Design and Procurement drive strategic initiatives on human rights and inclusion, addressing Polestar’s role as a responsible brand, employer and procurer.
All employees and consultants working on behalf of Polestar must adhere to Polestar’s Code of Conduct and the applicable policies. Key compliance areas for Polestar include anti-corruption, data privacy, human rights, environmental compliance, and socioeconomic compliance including competition law, labor law and trade sanctions. Polestar encourages a speak-up culture where employees and other stakeholders can ask questions and raise concerns without fear of retaliation. Suspected breach of laws or regulations, or any conduct that is not consistent with Polestar’s Code of Conduct, corporate policies or directives can be reported to Polestar’s Whistleblowing system SpeakUp with a guaranteed full anonymity.
Sales and Distribution
In 2019, Polestar commenced commercial sales of its vehicles with the Polestar 1, followed in 2020 with the Polestar 2. In addition, following its launch, Polestar began accepting orders for Polestar 3 in October 2022. Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order on-line. Currently, customers in North America place orders for Polestar’s vehicles through trusted retailers. In addition, Polestar has established physical retail locations referred to as Polestar Spaces. Polestar Spaces range from smaller Polestar showrooms located in urban areas to larger Polestar showrooms located in peri-urban areas. Polestar Spaces allow Polestar’s customers to see, feel and test drive Polestar’s vehicles. In addition, Polestar has also established handover centers that provide a convenient option for customers to take delivery of Polestar vehicles, although customers may also choose home delivery in certain markets. As of December 31, 2022, there were 158 Polestar Spaces. In addition, as Polestar continues with its international expansion, it uses third party importers to give it access to lower volume markets, rapidly and with lower investment.
Polestar enters into agreements with independent investors to establish Polestar Spaces. These investors do not carry any inventory of cars for sale, but rather hold demonstration vehicles and provide potential customers the opportunity to see, feel and test drive Polestar vehicles. These investors may, but do not necessarily, have a prior relationship with Volvo Cars. In North America, however, federal or state law may prohibit automobile manufacturers from acting as licensed dealers or to act in the capacity of a dealer, or otherwise restrict a manufacturer’s ability to deliver or service vehicles. Accordingly, all of Polestar’s sales in North America are conducted through trusted representatives. These representatives are not necessarily associated with Volvo Cars or the Volvo Cars dealer network in North America.
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). In 2022 Polestar entered into agreements with Hertz Global Holdings, Inc. (NASDAQ: HTZ) whereby Hertz committed to purchase 65,000 or more Polestar vehicles during a 5-year period. The Hertz agreements cover the United States, Canada, Europe, and Australia, and deliveries began in June 2022.
Polestar aims to deliver leading aftermarket services to its customers by leveraging Volvo Cars’ global service and repair network. Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). Polestar also utilizes the Volvo Cars service center network to supply its customers with a spare parts infrastructure. Polestar currently leverages the Volvo Cars service center network to provide access to 1,116 customer service points worldwide (as of December 31, 2022) in support of Polestar’s international operations. Polestar does not have a direct contractual relationship with the operators of its service points. Rather, Polestar relies on operators within the Volvo Cars network who sign, enter into, or amend, existing service contracts with Volvo Cars to add the service of Polestar vehicles to the scope of their dealer agreement.
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
Polestar has the benefit of being part of the larger global manufacturing footprint of Volvo Cars and Geely with access to a substantial combined installed production capacity.
Polestar intends to expand its contract manufacturing presence to facilities in the U.S. and potentially Europe. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina.
Chengdu facility
Polestar opened its Chengdu facility in 2019. Polestar produced the Polestar 1 at this facility until the end of 2021. The facility is a low volume facility designed for small series production runs, for developing new manufacturing processes or procedures and for customizations that cannot be handled in a high-volume factory. Polestar has more recently used the Chengdu facility to create limited editions of Polestar 2 (“Beast” or “BST” edition) and also to support the early pre-production builds of future Polestar vehicles. Chengdu was the first LEED Gold-certified automotive production facility in China. It was designed by the Norwegian architecture firm Snøhetta to run on renewable electricity. As of the date of this Report, Polestar had committed to a plan to sell its Chengdu facility. Refer to “Note 26—Assets held for sale” in Polestar’s Consolidated Financial Statements for more information.
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
Battery suppliers
Polestar has a diversified strategy with respect to the supply of batteries, to reduce supply risk as well as to ensure better flexibility as battery technology continues to develop. Polestar’s primary sources of batteries are LG Chem Ltd and Contemporary Amperex Technology Co. Limited with whom Polestar has a long-term supply agreement and the ability to leverage group purchasing power. In addition, Volvo Cars has entered into a supply agreement with battery developer and manufacturer Northvolt, as well as a joint venture with Northvolt in relation to research and development and production in Gothenburg of battery cells that are tailored to power the next generation of fully electric Volvo Cars and Polestar cars. Polestar has also entered into a non-binding letter of intent to secure batteries from SK Innovation, expected to power the Polestar 5. Polestar continues to evaluate potential up and coming startups in this area.
Related Party Agreements with Volvo Cars and Geely
Polestar benefits from the technological, engineering and manufacturing capabilities of Volvo Cars and Geely. These relationships give it access to the developed technology, IT, logistic channels, manufacturing capacity and distribution networks established by Polestar’s founding partners, on a global basis. Accordingly, Polestar has entered into a number of contractual arrangements with Volvo Cars and Geely to obtain support and various services in connection with its business. Polestar’s agreements with its partners are made on an arms-length basis and it assesses any agreement with related parties on the same basis as an agreement with third parties with respect to the scope of the services offered, timing and fees. While Polestar derives substantial benefit from access to its partner’s resources and expertise, Polestar is free to seek technology, manufacturing and other services from third parties based solely on the needs of its business. Polestar’s material transactions with related parties are subject to approval by its Board of Directors or other relevant persons in conformity with its related party transactions policy. Polestar has also established a number of steering committees to monitor compliance and performance of its agreements related to development, manufacturing, or service contracts with related parties (the “Steering Committees”). Polestar believes the Steering Committees provides a means of ensuring the interests of Polestar are protected and if necessary, provides a means of escalating any concerns or disputes to senior management or the Board. For additional information in relation to materially significant related party transactions during the years ended December 31, 2022, 2021 and 2020, see “Note 25—Related party transactions” in Polestar’s Consolidated Financial Statements included elsewhere herein. For a further description of Polestar's contracts with related parties, see the section entitled Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”
Polestar’s agreements with Volvo Cars cover research and development services, intellectual property licenses, purchasing, manufacturing engineering and logistics engineering and manufacturing with respect to the Polestar 1, Polestar 2 and Polestar 3. Polestar has also entered into a design services agreement with Volvo Cars with respect to Polestar 4 and Polestar 5 and entered into development agreements and licensing agreements with Geely with respect to Polestar 4 during 2021. In addition, Polestar has entered into agreements with Volvo Cars for the supply of parts as well as customer service and support agreements, agreements for the supply of general corporate services, IT support agreements and maintenance and operations agreements. In connection with its logistics, it has entered into agreements with Volvo Cars for logistics support services for Europe, North America, China and APAC, including logistics management, customs clearance and claims management, although it contracts directly with transporters as well. For additional information in relation to materially significant related party transactions, see the section entitled Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”
Research and development services and intellectual property licenses

Polestar has entered into a number of agreements and licensing agreements with Volvo Cars and/or Geely with respect to research and development services and licensing of intellectual property in connection with the development and manufacture of the Polestar 1, Polestar 2, Polestar 3, Polestar 4, Polestar 5 and Polestar 6. These agreements provide Polestar will pay a fixed fee based on Polestar´s volume share of Volvo Car Corporation’s actual development cost. The development cost is calculated based on actual cost and an arm’s length hourly rate. For the Polestar 3, Polestar will pay a fixed price for the technology license and development services which is calculated on Polestar's volume share of the development costs. Polestar has also entered into agreements providing for services and a license relating to certain technology such as for technology updates and upgrades and new features to be introduced in Polestar’s model year programs for the Polestar 2. During the life-time of the Polestar 2, there are several model years planned. These programs include additional technology content and features for the Polestar 2 that will be developed, assigned or licensed by Volvo Cars to Polestar. Volvo Cars also provides certain development services to Polestar under these agreements. Polestar also entered into licensing agreements and a development service agreement with Geely for the Polestar 4 between late 2021 and early 2022.
Purchasing Agreements
Polestar has entered into several sourcing service agreements and maintenance agreements with Volvo Cars in connection with the Polestar 1, Polestar 2 and Polestar 3. The sourcing service agreements provide for sourcing of direct procurement of materials from third party suppliers as well as indirect procurement of services and other supplies. Services provided by Volvo Cars for such procurement are charged at an hourly rate established annually and billed monthly. Furthermore, direct costs incurred by Volvo Cars are reimbursed by Polestar.
Manufacturing engineering and logistics engineering
Polestar has entered into manufacturing engineering service agreements with Volvo Cars in connection with the production of Polestar 2 and Polestar 3. These agreements provide that Volvo Cars will provide industrial engineering services and manufacturing services with respect to the Polestar 2 and Polestar 3 vehicle programs. Polestar has also entered into a logistical engineering service agreement with Volvo Cars, under which Volvo Cars will provide support in connection with the development and set-up of an inbound and outbound logistic process connected to the plants.
Manufacturing
For the manufacturing of Polestar 2, Polestar has entered into contract manufacturing agreements with the Luqiao (or “Taizhou”) plant, which is owned and operated by Volvo Cars. Further, Polestar has entered into financial undertaking agreements with Volvo Cars for investments for Polestar 3 production in a Volvo Cars plant in Chengdu, China as well as at a plant in Charleston, South Carolina. Production for initial launch markets in North America and Europe is planned to begin in Volvo Cars’ facility in Chengdu, China, in an incremental ramp-up phase starting in mid-2023, with first deliveries expected in the fourth quarter of 2023. Delivery schedules for secondary launch markets in Asia Pacific and the Middle East are not yet finalized but are expected in 2024. Additional manufacturing at Volvo Cars’ Charleston, South Carolina facility in the United States, is expected to follow towards the middle of 2024 – from which point supply to North American and other left-hand drive markets is planned to switch from China to the United States. Initial deliveries from the Volvo Cars’ Charleston facility in South Carolina are expected around the middle of 2024. Polestar and Volvo Cars expect to have the detailed agreements for production of Polestar vehicles in Chengdu and in Charleston signed in the second quarter of 2023.
Other Agreements
In addition, Polestar has entered into several agreements regarding outbound logistics according to which Volvo Cars support with supply chain related services for the supply of Polestar vehicles. Polestar has also entered into agreements regarding quality services. Polestar has also entered into commercial, administrative and product creation software license agreements that license IT applications and IT services connected to administration, commercial, research and development and purchasing for use by Polestar globally.
Charging Network
Polestar believes that proprietary charging networks do not encourage customer adoption. Accordingly, Polestar intends to seek to build partnerships with open charging infrastructure providers. Polestar will use aggregators to help simplify the charging and payment experience for its customers, leveraging technology such as in car apps.
Polestar provides regional coverage and preferential pricing through regional strategic partnership with the largest charging network providers. Polestar provides its customers with access to an extended regional charging network using Plugsurfing aggregated CPO network in the EU, Electrify America in the US and CaoCao in China.
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
Polestar believes that the primary competitive factors on which it competes includes, but is not limited to, its focus on design and sustainability, its innovative proprietary technology and its digital first, direct to consumer approach. Polestar also has a start-up culture and a scalable asset-light business model that it believes generates significant competitive advantage. However, many of its current and potential competitors may have substantially greater financial, technical, manufacturing, marketing and other resources than Polestar or may have greater name recognition and longer operating histories than Polestar does (see also Item 3.D “Risk Factors—Risks Related to the Polestar’s Business and Industry—Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.”). Polestar believes it can differentiate itself from its competitors due to its focus on design, technology and sustainability its global presence and ability to leverage an established production ecosystem due to its relationships with its founding partners.
On a global basis, Polestar’s principal EV competitor is Tesla. Based on production numbers, Tesla is the world’s leading manufacturer of premium electric vehicles, having brought desirable electric vehicles to mainstream consumers with the Model S in 2012. Since then, the brand has developed a model range of sedans and SUVs to become one of the leading producers of electric vehicles all over the world. The Tesla model 3 is a principal competitor to Polestar 2, with some cross-relevance in the Model Y, a crossover SUV based on the Model 3. Model Y will also become more relevant with the launch of Polestar 4. Lucid, a US vertically-integrated technology and automotive company headquartered in California, is a potential competitor. While Lucid is engaged in the design, engineering, and construction of electric vehicles, electric vehicle powertrains and battery systems, its Lucid Air sales only started at the end of October 2021. In addition, Lucid does not currently have an SUV model and has focused recent efforts on promoting the Lucid Air, its large luxury sedan offering that is being offered at higher price points than many Polestar offerings.
Porsche is one of Polestar’s core competitor brands from a driving experience and performance perspective. As one of the world’s most renowned makers of “driver’s cars,” Porsche represents a strategic benchmark for Polestar. Although previously a manufacturer of solely internal combustion engine cars, Porsche has recently launched the Taycan electric vehicle which brings the brand’s renowned dynamic experience to an electric vehicle for the first time. The forthcoming electric Macan is considered a key competitor to Polestar 4. Porsche is also a benchmark brand for future Polestar vehicles in terms of size and segments.
Other competition within the electric vehicle segment of the market, includes other pure play electric vehicle producers, such as Nio, Xpeng, Rivian and Fisker.
Intellectual Property
Research and development, conducted with strategic partners such as Volvo Cars, are one of Polestar’s core competencies and Polestar’s developments in areas such as lightweight chassis architectures, drivetrains, electric motors, bi-directional compatible battery packs and charging technology significantly enhance the flexibility and utility of its vehicles. In addition, Polestar has created considerable intellectual property related to its design of both the interior and exterior of its vehicles, including various components such as wheel rims and lights. Accordingly, Polestar’s commercial success depends in part on its ability to protect and control its proprietary design, technology and other intellectual property assets. Polestar relies on a combination of intellectual property rights, such as patents, design and trademark registrations, to protect and preserve its proprietary technology and intellectual property assets. In addition, Polestar enters into employee, contractor, consultant and third-party non-disclosure and invention assignment agreements and other contractual arrangements to protect its proprietary technology and intellectual property assets.
As of December 31, 2022, Polestar owned 118 issued U.S. patents and 97, 60, and 192 issued patents in Europe, China and other jurisdictions (including European Patent Organisation (“EPO”) validation states and UK), respectively. Those patents are related to Polestar’s core proprietary technology. In addition, Polestar had 60 pending U.S. patent applications and 34, 30, and 20 pending patent applications in the EPO, China and other jurisdictions, respectively. In addition to patents covering Polestar’s core proprietary technology, Polestar had 81 pending U.S. design patent applications, plus 61, 96 and 35 issued design or industrial design patents in the U.S., EU and China, respectively, and 166 issued design or industrial design patents issued in other jurisdictions. Another 57 and 44 design applications were pending in the EU (EU filing) and China, respectively, and there were 70 pending design applications in other jurisdictions. As of December 31, 2022, Polestar owned 6 registered U.S. trademarks, 13 pending U.S. trademark applications, as well as 19 and 17 registered trademarks in the EU and China, respectively. Further, 4 and 10 trademark applications were pending in the EU (and UK) and China, respectively.
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
Polestar’s commercial success will also depend in part on not infringing, misappropriating or otherwise violating the intellectual or proprietary rights of third parties. The issuance of third-party patents could require Polestar to alter its development or commercial strategies, change its products or processes, obtain licenses to additional third-party patents or other intellectual property or cease certain activities. Polestar’s breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop or commercialize its future products or technologies may have an adverse impact on Polestar. See Item 3.D “Risk Factors—

Risks Related to Intellectual Property” for additional information regarding these and other risks related to Polestar’s intellectual property portfolio and their potential effect on Polestar.
In addition to Polestar’s proprietary technology and intellectual property assets, it has also acquired, licensed or sub-licensed material portions of the intellectual property that is relevant to its products from Volvo Cars, Geely and Zhejiang Zeekr Automobile Research and Development Co., Ltd. For example, it has acquired intellectual property with respect to fully electrical platform technology, motor vehicle drive units with electric vehicle motors, motor assemblies for operating electric powertrains, and structures specifically designed to protect electric vehicle components, and intellectual property relating to infotainment and connectivity. Polestar has also entered into agreements providing for a license relating to certain technology and features to be introduced in its model year programs.

Regulation
Polestar’s products are designed to comply with all applicable regulations in the markets where it operates. As of December 31, 2022, Polestar operates in 27 markets in Europe, the Middle-East, North America, China and Asia Pacific. Polestar’s expansion plans include further building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. As Polestar expands its international presence, it will continue to take action to support that its vehicle design and sales comply with all regulations for each market it enters. Currently, the regulatory regimes material to Polestar’s business are those established by the United Nations Economic Commission for Europe, the European Union, the United States and China. These regulations are monitored by Polestar’s product certification team, supported by Volvo Cars and other external suppliers, to ensure that the internal design requirements reflect the applicable requirements for each product, market, and time frame.
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

The United States is a self-certification market when it comes to safety compliance. Accordingly, Polestar is required to fully comply with relevant regulations for every vehicle that is put on the market, but no formal approval is granted by the NHTSA. The National Traffic and Motor Vehicle Safety Act of 1966 requires cars and equipment sold in the United States to fulfill safety standards that are continuously updated to meet new technologies and needs.
Polestar’s vehicles fulfill the applicable product requirements stipulated by the NHTSA and the EPA on a federal level, and similarly the CARB who is a major regulator on the state level.
China
The regulatory system in China applies type approval for Polestar’s vehicles under three regulatory bodies:

•Ministry of Industry and Information Technology (“MIIT”)—regulates the approval to manufacture vehicles;
•State Administration for Market Regulation (“SAMR”)—regulates vehicle safety; and
•Ministry of Ecology and Environment (“MEP”)—regulates range and energy efficiency.

The Chinese government has also enacted a number of macro policies that govern the automobile industry in China. In particular, the Provisions on the Administration of Investments into the Automobile Industry adopted by the National Development and Reform Commission on January 10, 2019, stated that, while the production of traditional gas fuel vehicles should be strictly controlled, the development of new energy vehicles should be promoted but the establishment of fully electric car manufacturing companies should also be subject to strict scrutiny and the establishment of low-level manufacturing companies should be avoided. Additionally, considering the current large volumes of new energy vehicles in China, MIIT is also starting to strictly control contract manufacturing of new energy vehicles in PRC. As of result of such control, MIIT has possibilities not to approve car model homologation for contract manufacturing, especially foreign related.
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
Focused regulatory areas
Some regulatory areas are rapidly changing within all the above-mentioned regulatory frameworks. The ones listed below are of key importance to Polestars products moving forward.
•Cyber security and privacy
•Electric vehicle safety
•Autonomous drive
In some of the relevant markets new requirements are enforced as guidelines and policies rather than regulations. Polestar’s ambition is always to meet relevant requirements for each product, market, and time frame.
Cyber security and privacy
Cybersecurity and cybersecurity management systems are being regulated in many markets to enhance data security protection measures and to minimize the risks associated with cyber threats.
Data privacy and data protection laws in the markets where Polestar operates influence Polestar’s abilities to collect and use personal information. For most markets, Polestar’s connected vehicle services, as well as its sales and marketing activities, are subject to European laws, including the EU General Data Protection Regulation 2016/679 (GDPR), in addition to applicable national law in each market, which impose requirements on processing of personal information. Following general guidance from the European Data Protection Board, much of the data in the context of connected vehicles may be viewed as personal data and therefore subject to the EU GDPR. In the US, Polestar needs to comply with the California Consumer Privacy Act (CCPA) and similar state-level comprehensive privacy laws which enter into force starting from 2023 in e.g. Virginia, Colorado and other states.
Violations of data privacy and data protection laws may result in consequences such as substantial fines, damages, ceasing with the infringing activity and deletion of erroneously collected information.
In China, several pieces of legislation have been adopted in recent years, applicable in part or in full to Polestar’s operations in China. These include the Data Security Law and the Personal Information Protection Law, which entered into force in 2021. Both laws impose requirements on data activities or personal information processing activities, including security reviews and specific requirements on activities on data regarding Chinese persons carried out outside of China. The Several Measures on the Automobile Data Security Management (for Trial Implementation) from the CAC, which entered into force in October 2021, imposes requirements on processing of personal information and important data during the process of designing, manufacturing, selling, maintaining, managing automobiles within the territory of China. It specifically requires the operators to store certain personal information and important data within the territory of China, or in case overseas transfers are necessary, to go through the data export security assessment organized by the CAC in accordance with such laws.
The Cybersecurity Review Measures from the CAC, which came into effect in February 2022, requires data processors in China who hold more than one million users’ personal information and plan to list on a stock exchange in a foreign country to apply for a cybersecurity review. It also gives the CAC the power to initiate cybersecurity review in certain situations.

The Cross-border Data Transfer Security Measures (the “Security Assessment Measures”) from the CAC, effective from September 2022, requires security assessment for data being exported. Data handlers must submit application materials to the CAC offices at the provincial level for the security assessment within a six-month “rectification period”.
The Industry and Information Technology Field Data Security Administrative Measures (for Trial Implementation) promulgated by the Ministry of Industry and Information Technology of China, which became effective on January 1, 2023, regulate the data processing activities of certain industrial and technology businesses operating in the PRC. Data handlers that fall within this legislation are required to take certain steps to classify, appropriately process and protect the subject data, as well as to submit a catalog of important and core data to the local industrial regulatory department. As Polestar is not a registered manufacturer in the PRC it believes the legal obligations arising from this legislation will primarily sit with its contract manufacturing partners. However, Polestar may nonetheless be negatively impacted should its contract manufacturing partners not meet their obligations under this legislation.
Electric vehicle safety
Upcoming Safety Regulations include requirements concerning driver drowsiness and distraction, intelligent speed assistance, reversing safely with the aid of cameras or sensors, data recording in case of an accident (black box), lane-keeping assistance, advanced emergency braking, and crash-test improved safety. Specifically for battery electric vehicles there are requirements for vehicle-mounted rechargeable electrical energy storage systems, operation safety and fault protection and protection against electric shock, on both component and vehicle level.
AD/ADAS Regulations
Polestar equips its vehicles with certain advanced driver assistance features. Generally, laws pertaining to driver assistance features and self-driving vehicles are evolving globally and, in some cases, may create restrictions on advanced driver assistance or self-driving features that Polestar may develop.
Sustainability and Environmental Regulations
Polestar operates in an industry that is subject to extensive sustainability and environmental-related regulations, which have become more stringent over time. The laws and regulations to which Polestar is or may become subject govern, among other things, water use; air emissions; use of recycled materials; energy sources; the release, storage, handling, treatment, transportation and disposal of, and exposure to, hazardous materials; the protection of the environment, natural resources and endangered species; responsible mineral sourcing; due diligence transparency and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of Polestar’s ability to continue its operations.
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

Zhejiang Geely Holding Group Company Limited ("Geely") and its subsidiaries
Li Shufu
Key:
Issuer/Registrant
* Less than 1% beneficial ownership of Shares.
† Includes 5 Class A ADSs for which Saxo SG and Saxo HK (each of which are affiliates of Li Shufu) are the record holders.
% Does not reflect voting power; all percentages are rounded.
82.0%
Volvo Car AB (publ) ("Volvo Cars")
Snita Holding B.V.("Snita") (Netherlands)
PSD Investment Limited
Other Shareholders†
48.3%
*
39.2%
11.5%
Polestar Automotive Holding UK PLC (the "Issuer") (United Kingdom)
Gores Guggenheim, Inc.
Polestar Holding AB ("Polestar Sweden") (Sweden)
1%
Polestar Automotive (Singapore) Pte. Ltd ("Polestar Singapore") (Singapore)
Polestar Performance AB (Sweden)
Polestar Automotive (China) Group Co Ltd 极星汽车（中国）集团有限公司
Polestar Automotive Belgium BV
Polestar Automotive UK Limited
Polestar Automotive Germany GmbH
Polestar Automotive Switzerland GmbH
Polestar Automotive Netherlands BV
Polestar Automotive Norway A/S
Polestar Automotive Sweden AB
Polestar Automotive Korea Limited
Polestar Automotive Austria GmbH
Polestar Automotive Australia PTY Ltd
Polestar Automotive Denmark ApS
Polestar Automotive (Singapore) Distribution Pte Ltd
Polestar Automotive Finland Oy
Polestar Automotive Canada Inc
Polestar Automotive Ireland Limited
Polestar Automotive USA Inc
PLSTR Automotive Portugal Unipessoal Lda
Polestar Automotive Spain S.L
Polestar Automotive Poland sp. zo.o
Polestar Automotive Luxembourg sàrl
Polestar Automotive Italy s.r.l
Polestar Automotive Czech Republic s.r.o
Polestar New Energy Vehicle Co. Ltd 路诗达新能源汽车有限公司
Polestar Automotive China Distribution Co., Ltd 极星汽车销售有限公司
Polestar Automotive Consulting Service (Shanghai) Co., Ltd (Operation)
Polestar Automotive (Chongqing) Co., Ltd. 极星汽车（重庆）有限公司
Shanghai Branch
Guangzhou Branch
Beijing Branch
Chengdu Branch
Shenzhen Branch
Hangzhou Branch
Polestar Automotive Distribution (Taizhou) Co., Ltd.
Beijing Chaoyang Branch
Shanghai Polestar Automotive R&D Branch
Shanghai Jingan Branch
Guangzhou Tianhe No.2 Branch
Beijing Haidian Branch
Shanghai Hongkou Branch

The significant subsidiaries of the Company as of the date of this Report are listed below.

Legal Name	Jurisdiction of Incorporation	Proportion of Ordinary Shares Held by the Company
Polestar Holding AB	Sweden	100%
Polestar Automotive (Singapore) Pte. Ltd.	Singapore	100%
Polestar Performance AB	Sweden	100%
Polestar Automotive Canada Inc.	Alberta, Canada	100%
Polestar Automotive USA Inc.	Delaware, USA	100%
Gores Guggenheim, Inc.	Delaware, USA	100%
Polestar Automotive Belgium BV	Belgium	100%
Polestar Automotive Germany GmbH	Germany	100%
Polestar Automotive Netherlands BV	Netherlands	100%
Polestar Automotive Sweden AB	Sweden	100%
Polestar Automotive Austria GmbH	Austria	100%
Polestar Automotive Denmark ApS	Denmark	100%
Polestar Automotive Finland Oy	Finland	100%
Polestar Automotive Switzerland GmbH	Switzerland	100%
Polestar Automotive Norway A/S	Norway	100%
Polestar Automotive Korea Limited	South Korea	100%
Polestar Automotive Australia PTY Ltd	Australia	100%
Polestar Automotive (Singapore) Distribution Pte. Ltd.	Singapore	100%
Polestar Automotive Ireland Limited	Republic Ireland	100%
PLSTR Automotive Portugal Unipessoal Lda	Portugal	100%
Polestar Automotive Poland sp. zo. o	Poland	100%
Polestar Automotive UK Limited	United Kingdom	100%
Polestar Automotive Spain S.L	Spain	100%
Polestar Automotive Luxembourg SARL	Luxembourg	100%
Polestar Automotive Czech Republic s.r.o	Czech Republic	100%
Polestar Automotive Italy s.r.l	Italy	100%
Polestar Automotive Shanghai Co., Ltd.	People’s Republic of China	100%
Polestar New Energy Vehicle Co., Ltd.	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd.	People’s Republic of China	100%
Polestar Automotive Consulting Service (Shanghai) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive (Chongqing) Co., Ltd.	People’s Republic of China	100%

D.    Property, Plants and Equipment
Polestar is headquartered in Gothenburg, Sweden. Polestar’s research and development teams are located in Sweden and the United Kingdom. In Sweden, Polestar’s headquarters and research and development team are located in Gothenburg close to the facilities and competences at Volvo Cars and its surroundings. This research and development team is focused on collaboration with Volvo Cars in a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in the Mira Technology Park in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom is chassis and dynamics, aluminum bonding and architecture and sports car design.
Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order on-line. Alternatively, Polestar Spaces are where customers can see, feel and test drive Polestar’s vehicles prior to making an on-line purchase. As of December 31, 2022, there were 158 Polestar Spaces. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,116 customer service points worldwide (as of December 31, 2022) in support of its international operations.

Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina.
Polestar has the benefit of being part of the larger global manufacturing footprint of Volvo Cars and Geely with access to a substantial combined installed production capacity. Polestar intends to expand its contract manufacturing presence to facilities in the U.S. and potentially Europe. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. Polestar is also exploring the feasibility of producing the Polestar 2 in Europe for sales in the US market.
Chengdu facility
Polestar opened its Chengdu facility in 2019, which is separate from Volvo Cars’ Chengdu facility. Polestar produced the Polestar 1 at this facility until the end of 2021. The facility is a low volume facility designed for small series production runs, for developing new manufacturing processes or procedures and for customizations that cannot be handled in a high-volume factory. Polestar has more recently used the Chengdu facility to create limited editions of Polestar 2 (BST) and also to support the early pre-production builds of future Polestar vehicles.

Chengdu was the first LEED Gold-certified automotive production facility in China. It was designed by the Norwegian architecture firm Snøhetta to run on renewable electricity. As of the date of this Report, Polestar had committed to a plan to sell its Chengdu facility. Refer to “Note 26—Assets held for sale” in Polestar’s Consolidated Financial Statements for more information.
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
On June 23, 2022, Polestar closed the merger with GGI described elsewhere in this Report. The discussion should be read together with (i) the financial statements of Polestar Automotive Holding UK PLC as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022 and the related notes thereto, included elsewhere in this Report. All financial numbers in this discussion are presented in thousands U.S. dollars unless otherwise noted.
Polestar’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” (see Item 3.D) and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.
Polestar Automotive Holding UK PLC
Overview
Former Parent and its subsidiaries are collectively referred to herein as “Polestar,” “we,” “our,” or “us.”
Polestar is a pure play, premium electric performance vehicle brand headquartered in Sweden, designing products that are engineered to excite consumers and drive change. Polestar defines market-leading standards in design, technology and sustainability. Polestar was established as a premium electric vehicle brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global vehicle manufacturers. Polestar has an asset-light, highly scalable business model with immediate operating leverage. While Polestar has historically offered two performance vehicle models; Polestar 1 and Polestar 2, production of the Polestar 1 ceased during the year ended December 31, 2021. Production of a third performance vehicle model, the Polestar 3, is scheduled to begin during second half of the year ending December 31, 2023. On June 23, 2022, Polestar consummated a capital reorganization via the merger with GGI, a special purpose acquisition company. Polestar subsequently began trading on the Nasdaq on June 24, 2022, under the ticker symbol PSNY.
Polestar’s vehicles are currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. Under contract manufacturing agreements with Volvo Cars, Polestar intends to expand its manufacturing presence to facilities in the U.S. and in Europe. Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely gives Polestar’s highly scalable business model immediate operating leverage.
Polestar’s retail business model focuses on a digital-first, direct-to-consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their orders online. This direct-to-consumer approach differs in some locations based on local legal jurisdictions (i.e., Polestar uses the dealer model only in the U.S. and Canada). This approach also differs in sales to fleet customers where ordering configured vehicles via the online platform is impracticable. Instead, sales are facilitated through Polestar fleet account managers.
Polestar Spaces are where customers can see, feel and test drive Polestar’s vehicles prior to making an online purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar currently has 158 Spaces across 27 markets.
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
Partnerships with Volvo Cars and Geely
Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale commercialization activities while maintaining an asset-light balance sheet. This is achieved primarily through contract manufacturing and supply agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars’ established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow it to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions such as information technology, legal, accounting, finance, and human resources.
Utilizing Volvo Cars’ Luqiao facility in China has allowed Polestar to ramp production of its Polestar 2 with over 100,000 units produced by December 31, 2022, while simultaneously producing limited edition variants utilizing Polestar’s Chengdu facility. Going forward, Polestar 3 is planned to be produced both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina, with Polestar 4 and Polestar 5 expected to be manufactured at Geely’s Hangzhou Bay and currently under construction Chongquing (expected to be opened in 2024) facilities in China, respectively. Having access to the global manufacturing footprint of Volvo Cars and Geely has and will continue to provide Polestar some flexibility to adjust and optimize its manufacturing plans in response factors such as particular market demand, relative production cost, changing shipping and logistic expenses and the availability of market-specific tax credit schemes.
Premium electric vehicle portfolio
Following the launch of the Polestar 3 in 2022 and the expected launches of Polestar 4 in 2023, Polestar 5 in 2024 and Polestar 6 in 2026, Polestar’s all-electric portfolio will comprise a fastback, an SUV, an SUV coupe, a 4-door GT and a roadster. This portfolio has been carefully developed to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The limited edition higher specification Polestar 2 variant, which sells at a higher price point has also received a favorable response from customers. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric segment and allow for pricing variability within certain markets.
As a premium electric car company, Polestar does not intend to offer models priced below Polestar 2 and does not currently foresee the need to adjust its pricing strategy in response to recent price cuts announced by competitors who are pursuing a different strategy to address the wider electric car market.
Innovative automotive technologies and design
Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar Precept and P10 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. In the years ended December 31, 2022, 2021 and 2020, TUSD313,244, TUSD462,731, and TUSD338,093, respectively, were invested in new intellectual property. These investments have primarily impacted Polestar’s results of operations through higher amortization expense.
Direct-to-consumer business model
Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.
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
Importer markets
During the first half of 2022, Polestar expanded by entering into new importer agreements that cover Hong Kong, New Zealand, Israel, UAE (United Arab Emirates), and Kuwait. This expansion allows Polestar to create a global footprint and tap potential opportunities which may lead to increased sales.
Reverse recapitalization
On June 23, 2022, Polestar consummated a capital reorganization via the merger with GGI, a special purpose acquisition company. Polestar subsequently began trading on the Nasdaq on June 24, 2022 under the ticker symbol “PSNY.” In addition to providing Polestar with access to new funding sources in the United States capital markets, the merger, including all related arrangements, raised net cash proceeds of TUSD1,417,973. Gross proceeds of TUSD638,197 was assumed from GGI, TUSD250,000 was sourced from a private placement in public equity (“PIPE”), and TUSD588,826 was sourced from a preferential share subscription with Volvo Cars. Total transaction costs of TUSD97,953 were incurred in connection with the merger, of which TUSD59,050 had been recognized by GGI and deducted from the gross proceeds raised. The remaining TUSD38,903 were costs attributable to the Former Parent.
The merger was accounted for as a reverse recapitalization in accordance with International Financial Reporting Standards (“IFRS”) 2, Share-based Payment, under which Polestar obtained a listing service in exchange for the issuance of 5.1% equity ownership. Accordingly, Polestar recorded a nonrecurring as well as non-cash share-based listing expense of TUSD372,318 that was calculated based on the excess of the fair value of equity ownership in Polestar issued to GGI and third-party PIPE investors over the identifiable net assets and cash assumed on June 23, 2022. The fair value of Polestar equity on June 23, 2022 was based on a closing share price of $11.23 per share, a contributing factor to the size of the listing expense. This non-recurring listing expense is included in operating expenses and reflected in operating loss.
As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, which maintained fair values of TUSD40,320 and TUSD22,770, respectively, on June 23, 2022. Polestar also issued certain rights to earn out shares to existing owners with a fair value of TUSD1,500,638 on June 23, 2022. These earn out rights were granted to existing owners of Polestar as stipulated by the business combination agreement with GGI, dated on September 27, 2021. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss at each reporting date. On June 23, 2022, the day of the merger, these earn out rights were recorded as a reduction of equity (and a derivative liability) with an amount of TUSD1,500,638.
Impact of COVID-19 and the Russo-Ukrainian War

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Specifically, the prolonged government mandated quarantines and lockdowns in eastern China during the twelve months ended December 31, 2022 delayed production and delivery of critical components for the Polestar 2.
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
Inflation
Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel have started contributing to increased cost of goods sold and are expected to lead to higher costs of goods sold in the future. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo-Ukrainian War, and inflation.
A. Results of operations
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
Revenue
Revenue is comprised of revenue from the sale of vehicles, revenue from the sale of software and performance engineered kits, revenue from sales of carbon credits, vehicle leasing revenue, and other revenue. Revenue from the sale of vehicles constitutes the primary source of revenue and has historically been derived primarily from sales of the Polestar 2. Polestar’s main customers for electric vehicles consist of private individuals, fleet management companies, dealers, and our related parties, Volvo Cars and Geely. Revenue from the sale of software and performance engineered kits is derived from intellectual property licensed to Volvo Cars related to software upgrades and enhancements for Volvo Cars’ vehicles. Revenue from sales of carbon credits is derived from sales of regulatory credits to external companies or related parties. Vehicle leasing revenue is derived from the Polestar Group’s operating lease arrangements. Other revenue is derived from sales of automotive research and development services and intellectual property licensed to Volvo Cars enabling Volvo Cars to source and sell Polestar parts and accessories.
Cost of sales
Cost of sales primarily consists of contract manufacturing costs associated with the production of the Polestar 2, which is outsourced to Volvo Cars (previously outsourced to Geely), depreciation of tooling equipment, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, and charges to write down the carrying value of inventory when it exceeds the estimated net realizable value. Costs of sales for the years ended December 31, 2021 and December 31, 2020 also include costs related to direct parts and materials, direct labor, and manufacturing overhead for the Polestar 1, which was manufactured at Polestar’s facility in Chengdu, China.
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
Research and development expenses
Research and development expenses consist of personnel expenses for Polestar’s internal engineering, research, and development functions, amortization of intangible assets related to intellectual property used in the PS1 and PS2 and internal development programs, and expenses for direct materials and facilities used by research and development personnel. Polestar outsources certain development of intellectual property used in its electric vehicles to Volvo Cars and makes payments in accordance with development plans. Such costs are capitalized as intangible assets instead of charged to research and development expense because they are paid in connection with the receipt of intellectual property from Volvo Cars that is expected to provide future economic benefit to Polestar.
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
Finance income and expenses
Finance income consists of interest income on bank deposits associated with Polestar’s short-term financing facilities and net foreign exchange rate gains on financial activities. Finance expenses are comprised of interest expenses associated with Polestar’s short and long-term financing facilities, including amounts owed to related parties, net foreign exchange rate losses on financial activities, and interest expenses associated with lease liabilities.
Fair value change - Earn out rights
Fair value change in earn out rights consists of changes in fair value to the contingent right to receive earn outs of Class A and B shares that were issued to the Former Parent upon the completion of the Business Combination. The value of the earn out rights change with the Polestar share price and other macroeconomic conditions, creating fair value gain or loss.
Fair value change - Class C shares
Fair value change in class C shares consists of changes in fair value to the Class C-1 Shares and Class C-2 Shares that were issued to the Former Parent upon the completion of the Business Combination.
Income tax expenses
Income tax expenses consist of current and deferred income tax expenses. Current income tax expenses primarily represent income taxes generated on income sourced in multiple foreign jurisdictions. Deferred income tax expenses represent differences generated between book carrying values and the corresponding tax basis for assets or liabilities, multiplied by the applicable jurisdiction's income tax rate.
 Com
Comparison of the years ended December 31, 2022, 2021 and 2020
The following table summarizes Polestar’s historical Consolidated Statement of Loss for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,			2022 vs 2021 Variance		2021 vs 2020 Variance
	2022	2021	2020	$	%	$	%
	US’Thousand	US’Thousand	US’Thousand	US’Thousand		US’Thousand
Revenue	2,461,896	1,337,181	610,245	1,124,715	84	726,936	119
Cost of sales	(2,342,453)	(1,336,321)	(553,724)	(1,006,132)	75	(782,597)	141
Gross profit	119,443	860	56,521	118,583	13,789	(55,661)	(98)
Selling, general and administrative expense	(864,598)	(714,724)	(314,926)	(149,874)	21	(399,798)	127
Research and development expense	(167,242)	(232,922)	(183,849)	65,680	(28)	(49,073)	27
Other operating income and expenses, net	(1,565)	(48,053)	1,766	46,488	(97)	(49,819)	(2821)
Listing expense	(372,318)	—	—	(372,318)	n/a	—	n/a
Operating loss	(1,286,280)	(994,839)	(440,488)	(291,441)	29	(554,351)	126
Finance income	8,552	32,970	3,199	(24,418)	(74)	29,771	931
Finance expense	(108,435)	(45,249)	(34,034)	(63,186)	140	(11,215)	33
Fair value change - Earn-out rights	902,068	—	—	902,068	n/a	—	n/a
Fair value change - Class C Shares	35,090	—	—	35,090	n/a	—	n/a
Loss before income taxes	(449,005)	(1,007,118)	(471,323)	558,113	(55)	(535,795)	114
Income tax expense	(16,784)	(336)	(13,535)	(16,448)	4,895	13,199	(98)
Net loss	(465,789)	(1,007,454)	(484,858)	541,665	(54)	(522,596)	108
Revenues

Polestar’s revenue increased by $1,124,715, or 84.1%, from $1,337,181 for the year ended December 31, 2021 to $2,461,896 for the year ended December 31, 2022. Revenue from related parties increased by $10,602, or 8%, from $128,980 for the year ended December 31, 2021 to $139,582 for the year ended December 31, 2022.
Polestar’s revenue increased by $726,936, or 119%, from $610,245 for the year ended December 31, 2020 to $1,337,181 for the year ended December 31, 2021. Revenue from related parties decreased by $18,475, or 13%, from $147,455 for the year ended December 31, 2020 to $128,980 for the year ended December 31, 2021.
The following table summarizes changes in the components of revenue and related changes between annual periods:

	For the year ended December 31,			2022 vs 2021 Variance		2021 vs 2020 Variance
	2022	2021	2020	$	%	$	%
	US’Thousand	US’Thousand	US’Thousand	US’Thousand		US’Thousand
Revenues
Sales of vehicles	2,404,246	1,290,031	542,783	1,114,215	86	747,248	138
Sales of software and performance engineered kits	21,308	25,881	35,434	(4,573)	(18)	(9,553)	(27)
Sales of carbon credits	10,984	6,299	27,141	4,685	74	(20,842)	(77)
Vehicle leasing revenue	16,719	6,217	—	10,502	169	6,217	100
Other revenue	8,639	8,753	4,887	(114)	(1)	3,866	79
Total	2,461,896	1,337,181	610,245	1,124,715	84	726,936	119

Sales of vehicles increased by $1,114,215, or 86%, from $1,290,031 for the year ended December 31, 2021 to $2,404,246 for the year ended December 31, 2022. The increase was driven by greater volumes of Polestar 2 sales across major geographic markets such as the United States, the United Kingdom, Germany, Sweden, and South Korea. Revenue per vehicle decreased year-over-year primarily due to model mix and market mix. During the year ended December 31, 2021, the majority of vehicles sold were long-range dual motor variants of the Polestar 2 while the lower priced long-range single motor and standard range motor variants represented a greater share of revenue for the year ended December 31, 2022. This was partially offset by price increases implemented during the summer that were reflected in selling prices during the latter part of the year. Sales of vehicles increased by $747,248, or 138%, from $542,783 for the year ended December 31, 2020 to $1,290,031 for the year ended December 31, 2021. This increase is primarily due to a full year of commercial sales in 2021, compared to slightly more than three months in 2020 (as commercialization of the Polestar 2 didn’t commence until the third quarter of 2020), as well as Polestar’s further expansion into new markets in 2021.
Sales of software and performance engineered kits decreased by $4,573, or 18%, from $25,881 for the year ended December 31, 2021 to $21,308 for the year ended December 31, 2022. The decrease is a result of Polestar’s shifting focus to its own vehicles and a decrease in Volvo Cars’ sales of Polestar’s performance engineered kits. Sales of software and performance engineered kits decreased by $9,553, or 27%, from $35,434 for the year ended December 31, 2020 to $25,881 for the year ended December 31, 2021. This decrease is a result of Polestar moving towards a focus on vehicle sales and Volvo Cars offering Polestar’s performance engineered kits at a reduced price.
Sales of carbon credits increased by $4,685, or 74%, from $6,299 for the year ended December 31, 2021 to $10,984 for the year ended December 31, 2022. This increase is due to Polestar entering into a new agreement to sell their excess carbon credits to a third party during the year ended December 31, 2022. Sales of carbon credits decreased by $20,842, or 77%, from $27,141 for the year ended for the year ended December 31, 2020 to $6,299 for the year ended December 31, 2021 This decrease is due to prevailing market conditions and lower demand for carbon credits from Volvo Cars and third party OEMs.
Vehicle leasing revenue increased by $10,502, or 169%, from $6,217 for the year ended December 31, 2021 to $16,719 for the year ended December 31, 2022. Polestar began selling vehicles with repurchase obligations during the first half of 2021 and continued to increase the number of vehicles sold with repurchase obligations in the subsequent periods. This resulted in the increase to vehicle leasing revenue during the year ended December 31, 2022. Vehicle leasing revenue increased by $6,217, or 100%, from nil for the year ended December 31, 2020 to $6,217 for the year ended December 31, 2021. The increase was the result of Polestar entering into operating leases for the first time in 2021.
Other revenue decreased by $114, or 1%, from $8,753 for the year ended December 31, 2021 to $8,639 for the year ended December 31, 2022. Other revenue increased by $3,866, or 79%, from $4,887 for the year ended December 31, 2020 to $8,753 for the year ended December 31, 2021. This increase was primarily the result of sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles which Volvo Cars began selling to Polestar customers during 2021.
Cost of sales and gross profit
Cost of sales increased by $1,006,132, or 75%, from $1,336,321 for the year ended December 31, 2021 to $2,342,453 for the year ended December 31, 2022. This was primarily due to higher vehicle sales volumes during the year ended December 31, 2022, resulting in increased warranty as well as freight and distribution expenses of $33,986 and $69,938, respectively. Additionally, material costs increased by $947,279 due to the higher sales volumes, combined with rising raw material costs commencing in the end of 2022. These higher material costs, combined with a deteriorating SEK/CNY foreign exchange rate discussed in the gross profit explanation below, have further contributed to the increase. The activity above was partially offset by decreased manufacturing related costs of $48,092 primarily due to the conclusion of tooling and machinery depreciation related to Polestar 1 in December 2021.
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
Gross profit increased by $118,583, or 13,789%, from $860 for the year ended December 31, 2021 to $119,443 for the year ended December 31, 2022. This increase was primarily due to expanded production and commercialization of Polestar 2 vehicles, causing a higher fixed cost absorption when compared to previous periods. This was combined with positive impacts from the decreased fixed manufacturing costs caused by the conclusion of Polestar 1 related depreciation and amortization in December 2021. The increase in Gross profit for the year ended December 31, 2022 is partially offset by continued deterioration of the SEK/CNY foreign exchange rate. The SEK/CNY foreign exchange rate weakened by approximately 5.7% during the year ended December 31, 2022 from 0.70 on January 1, 2022 to 0.66 by December 31, 2022. During the comparative period, the SEK/CNY foreign exchange rate weakened by approximately 11.4% from 0.79 on January 1, 2021 to 0.70 by December 31, 2021. In total, the SEK/CNY foreign exchange rate has weakened by approximately 16% since January 1, 2021. This trend impacts Polestar’s gross profit as a transaction effect of contract manufacturing in China when Polestar’s purchasing entity is denominated in a functional currency that is weaker than CNY.
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
Selling, general and administrative expenses
Selling, general and administrative expenses increased by $149,874, or 21%, from $714,724 for the year ended December 31, 2021 to $864,598 for the year ended December 31, 2022. This increase was primarily due to higher administration costs of $135,171 related to higher wages and salaries associated with scaling headcount across Polestar global operations to meet demands of the growing business. Selling, general and administrative expenses increased by $399,798, or 127%, from $314,926 for the year ended December 31, 2020 to $714,724 for the year ended December 31, 2021. The increase was primarily due to increased investments in advertising, marketing, and promotional activities as part of Polestar’s commercial expansion across geographic markets such as the United States and China, increased professional service fees related to accounting, finance, and information technology, and higher wages and salaries associated with scaling headcount of Polestar’s sales and administrative personnel to meet the demands of the growing business.
Research and development expenses
Research and development expenses decreased by $65,680, or 28%, from $232,922 for the year ended December 31, 2021 to $167,242 for the year ended December 31, 2022. This decrease was primarily due to a decrease in amortization of product development costs of $118,659 mainly related to the conclusion of Polestar 1 amortization in December 2021. This activity was partially offset by increased R&D personnel costs of $55,267 due to continuing product development for future vehicles and technologies. Research and development expenses increased by $49,073, or 27%, from $183,849 for the year ended December 31, 2020 to $232,922 for the year ended December 31, 2021. This increase was primarily due to increased product development costs related to future vehicles and electronic vehicles technologies and a full year of amortization of capitalized research and development expenses in 2021 related to Polestar 2, as compared to ten months of amortization in 2020.
Other operating income (expenses), net
Other operating income (expenses), net increased by $46,488 from an expense of $48,053 for the year ended December 31, 2021 to an expense of $1,565 for the year ended December 31, 2022. This increase was primarily driven by lower negative foreign exchange effects on working capital, comprised of unrealized gains of $29,506 and realized gains of $16,198. Other operating income (expenses), net decreased by $49,819 from $1,766 for the year ended December 31, 2020 to $48,053 for the year ended December 31, 2021. This decrease was primarily due to an increase in unrealized foreign exchange losses on conversions from the SEK and the Chinese Yuan (“CNY”) related to Polestar’s contract manufacturing agreements in China.
Finance income
Finance income decreased by $24,418, or 74%, from $32,970 for the year ended December 31, 2021 to $8,552 for the year ended December 31, 2022. This decrease was primarily the result of a negative net foreign exchange effect related to financial items for the year ended December 31, 2022. Finance income increased by $29,771, or 931%, from $3,199 for the year ended December 31, 2020 to $32,970 for the year ended December 31, 2021. This increase was primarily driven by net foreign exchange gains on financial activities.
Finance expenses
Finance expenses increased by $63,186, or 140%, from $45,249 for the year ended December 31, 2021 to $108,435 for the year ended December 31, 2022. This increase was primarily the result of interest expense associated with financing arrangements, overdue trade payables to Volvo Cars, and net foreign exchange losses on financial activities. Finance expenses increased by $11,215, or 33%, from

$34,034 for the year ended December 31, 2020 to $45,249 for the year ended December 31, 2021. This increase was primarily driven by interest expense on past due payables to Geely and Volvo Cars and interest expense on related party loans with Volvo Cars.
Fair value change - Earn out rights
The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022. As such, there is no comparison figure for 2021. The gain on the fair value change of the earn out liability for the year ended December 31, 2022 was $902,068. These gains are primarily attributable to a decrease in Polestar’s share price from $11.23 on June 23, 2022 (i.e., closing of the merger with GGI and issuance of the earn-out rights) to $5.31 on December 31, 2022 and increased market volatility. Leveraging on a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from 60% as of June 23, 2022 to 75% as of December 31, 2022.
Fair value change - Class C Shares
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (Class C Shares in Polestar) for the year ended December 31, 2022 was $35,090. These gains are primarily attributable to a decrease in the price of the Class C-1 Shares from $2.52 on June 23, 2022 (i.e., closing of the merger with GGI and exchange of the warrants) to $1.12 on December 31, 2022 and a decrease in the estimated value of the Class C-2 Shares from $2.53 to $1.12 over the same period. Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price from $11.23 to $5.31, implied volatility of publicly traded Class C-1 Shares from 22.5% to 89%, and risk-free rate from 3.12% to 4.01% over the same period.
Income tax expense
Income tax expense increased by $16,448, or 4,895%, from $336 for the year ended December 31, 2021 to $16,784 for the year ended December 31, 2022. This increase was primarily driven by $13,941 in increased income tax expenses due to higher earnings in jurisdictions in which we have taxable income, an increase of $1,307 in income tax expenses related to recognition and derecognition of deferred tax assets on other temporary differences and an increase in foreign taxes of $1,200. Income tax expense decreased by $13,199, or 98%, from $13,535 for the year ended December 31, 2020 to $336 for the year ended December 31, 2021. This decrease was primarily driven by a decrease in deferred taxes on temporary differences, coupled with lower withholding taxes. This was offset by higher income tax expenses generated from the higher earnings at legal entity level for the year ended December 31, 2021.
B. Liquidity and capital resources
Polestar finances its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties. The principal uses for liquidity and capital are funding operations, market expansion, sustaining access to additional capital via the repayment of existing credit facilities and investments in Polestar's future vehicles and automotive technologies.

Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally and capital expenditures for the Polestar 2, Polestar 3, Polestar 4, and Polestar 5 and does not expect to achieve positive cash flow from operations for several years. Managing the company’s liquidity profile and funding needs remains one of Management’s key priorities. Substantial doubt about Polestar's ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to “Note 1—Significant accounting policies and judgements” in the accompanying Consolidated Financial Statements.
As of December 31, 2022, and 2021, Polestar had cash and cash equivalents of $973,877 and $756,677, respectively. Cash and cash equivalents consist of cash in banks with an original term of three months or less. Polestar did not have any restricted cash as of December 31, 2022, and 2021.
If Polestar’s cash resources are insufficient to finance its future cash requirements, Polestar will need to finance future cash needs through a combination of public or private equity offerings, debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Polestar is unable to raise additional funds through equity, debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, to terminate research and development and commercialization efforts and may not be able to fund continuing operations.
Management’s intention is to continue to develop Polestar’s short-term working capital financing relationships with European and Chinese banking partners, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.
Short-term Working Capital Facilities with European and Chinese Banking Partners
Polestar has long-standing relationships with its European and Chinese banking partners. Management expects Polestar to meet all covenants and be able to meet principal and interest payments as they come due during FY 2023. Polestar’s relationships with new and existing Chinese and European banking partners continue to provide a reliable source of short-term liquidity.
Debt and equity financing

Equity
In November 2020, Polestar issued 14,371,808 ordinary shares to Polestar’s principal owners at $6.15 per share for total proceeds of $438,340.
In March 2021, the Group’s Board of Directors distributed 18,032,787 shares of newly authorized Class B common shares at $30.50 (in ones) per share for proceeds of $550,000; related issuance costs amounted to $2,843. Of the 18,032,787 shares issued, 4,262,295 were issued to Geely. In July 2021, 17,345,079 Class A common shares were converted to Class B common shares.
On June 23, 2022, the Former Parent consummated a reverse recapitalization in which Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of Polestar. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of Polestar. Convertible notes, different classes of common stock, public warrants, and private warrants were converted into various equity instruments of Polestar. For additional information, see “Note 16 - Reverse recapitalization” for more information.
Liabilities to Credit Institutions
During the periods presented in the accompanying Consolidated Financial Statements, Polestar utilized several short-term working capital loans, one of which includes a covenant tied to the Group’s financial performance. All short-term working capital loans that have come due during the periods presented have been repaid on-time.
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
In June 2021, Polestar entered into a 12-month unsecured working capital loan agreement with a bank in China. The outstanding principal balance as of December 31, 2021 was $78,650. The loan carries interest at the latest 12-month national interbank loan prime offer rate plus 1.1%. This loan was fully repaid as of December 31, 2022.
In July 2021, Polestar entered into a 12-month unsecured working capital loan agreement with a bank in China. The outstanding principal balance as of December 31, 2021 was $130,559. The loan carries interest at a rate of 3.915% per annum. This loan was fully repaid as of December 31, 2022.
In December 2021, Polestar entered into a 9-month working capital loan agreement with a bank in China. The loan is secured on certain assets equal to approximately 70% of its value and benefits from a subsidiary guarantee from Polestar Shanghai as well as letters of keep well from both Volvo Cars and Geely. The outstanding principal balance as of December 31, 2021 was $400,000. The loan carries interest at a fixed rate of 1.883%. This loan was fully repaid as of December 31, 2022.
In February 2022, Polestar entered into a 12-month EUR 350,000,000 uncommitted secured green trade finance facility, including an accordion facility of up to EUR 250,000,000, with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA/NV, which was amended and restated on February 26, 2023 to, among other things, extend the facility availability for a further 12 months. The outstanding principal balance as of December 31, 2022 and the date of this Report was EUR 270,000,000 and EUR 220,000,000, respectively. The initial facility carried interest at 3-month Euro Interbank Offering Rate plus 2.1%. Following the February 2023 amendment and restatement, the facility carries interest at 3-month Euro Interbank Offering Rate plus 2.3% per annum. The facility has a repayment period of 90 days and includes a covenant tied to Polestar’s cash and cash equivalents position and available commitments under committed credit facilities not falling below EUR 400,000,000.
In June 2022, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2022 was $72,517. The loan carried interest at the interbank loan prime rate plus 1.25%.
In August 2022, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2022 was $103,845. The loan carried interest at the interbank loan prime rate plus .05%.
In August 2022, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding principal balance as of December 31, 2022 was $147,000. The loan carried interest at the interbank loan prime rate plus 2.3%.
In September 2022, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding balance as of December 31, 2022 was $255,000. The loan carried interest at the interbank loan prime rate plus 2.3%.

In September 2022, Polestar entered into a 12-month secured working capital loan agreement with a bank in China. The outstanding principal balance as of December 31, 2022, was $133,000. The loan carries interest at 4.48% per annum.
In September 2022, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding balance as of December 31, 2022 was $100,000. The loan carries interest at the 3-month secured overnight financing rate plus 2.4%.
In December 2022, Polestar entered into a 12-month unsecured working capital loan with a bank in China. The outstanding balance as of December 31, 2022 was $200,000. The loan carries interest at 7.50% per annum.
Related Party financing
In July 2021, Geely and two other third-parties invested in non-interest-bearing convertible notes of $35,231 from Polestar Group. Of the $35,231, $9,531 is held by Geely. The Group accounted for the convertible notes as equity upon issuance and classified them within other contributed capital. As of December 31, 2022, all $35,231 of the convertible notes have been converted into 4,306,466 Class A Shares.
On November 3, 2022, Polestar entered into an 18-month Term Facility Agreement with one of its major shareholders, Volvo Cars, allowing multiple drawings for up to an aggregated principal amount of $800,000. As of December 31, 2022, Polestar had not drawn on the Term Facility Agreement, however as of the date of this Report the drawn amount on the Term Facility Agreement was $300,000. Polestar is required to pay the loans, in full, 18 months from the date of the Term Facility Agreement. The Term Facility Agreement has an interest rate of floating 6-month Secured Overnight Financing Rate (“SOFR”) with 4.97% per annum. The rate of interest on each loan made under the Credit Facility is the aggregation of the SOFR rate and the 4.97% per annum for the 6-month interest period set on the Quotation Day which is defined as two additional business days before the relevant interest period. Under this agreement, if Polestar announces an offering of shares of any class in the share capital, with a proposed capital raising of at least $350,000, and no fewer than five institutional investors participating in the offering, then Volvo Cars has the right to convert the principal amount of any outstanding loans into equity.
Floor plan and related party facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2022 and 2021, the aggregate amount outstanding under these arrangements to external credit institutions was $33,615 and $32,453, respectively. The Group maintains a working capital loan with the related party Volvo Cars that is presented separately in Interest bearing current liabilities - related parties within the Consolidated Statement of Financial Position. The aggregated amount outstanding as of December 31, 2022 and 2021 to related parties amounted to $16,690 and $13,789, respectively.
Sale leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease back period, Polestar is obligated to re-purchase the vehicles. Due to this repurchase obligation, these transactions are accounted for as financial liabilities. As such, consideration received for these transactions was recorded as a financing transaction. As of December 31, 2022 and December 31, 2021, $11,719 and $14,465 of this financing obligation was outstanding, respectively.
Cash flows

	For the year ended December 31,
	2022	2021	2020
	US’Thousand	US’Thousand	US’Thousand
Cash used for operating activities	(1,083,423)	(312,156)	(57,050)
Cash used for investing activities	(715,973)	(129,672)	(243,707)
Cash provided by financing activities	2,083,029	909,572	359,643
Cash used for operating activities
Cash used for operating activities increased by $771,267, from $312,156 for the year ended December 31, 2021 to $1,083,423 for the year ended December 31, 2022. The change is primarily attributable to net loss adjusted for non-cash expenses as well as negative changes in working capital during the year ended December 31, 2022. Negative changes in working capital which led to operating cash outflows in 2022 are largely attributable to increased trade receivables, increased inventories, and higher interest payments related to liabilities to credit institutions and overdue trade payables with Volvo Cars.
Cash provided by changes in trade receivables, prepaid expenses, and other assets decreased by $268,692, from a cash inflow of $48,574 for the year ended December 31, 2021, to a cash outflow of $220,118 for the year ended December 31, 2022. The change from a cash inflow to a cash outflow is primarily due to an increase of $88,354 in third party trade receivables resulting from higher sales volumes, product mix and market mix, as well as an increase of related party trade receivables and accrued income from Volvo Cars of $104,845.

In 2022, change in inventory was a negative $226,638, as an effect of build-up in inventory following a general ramp up in business and a readiness to deliver on orders in 2023.
Cash provided by changes in interest paid increased by $55,566 from $12,564 for the year ended December 31, 2021, to $68,130 for the year ended December 31, 2022. The change is primarily due to $25,449 and $36,480 in interest paid to credit institutions related to working capital loans and Volvo Cars on past due payables, respectively.
Compared to 2021 cash-flow from changes in trade payables, accrued expenses, and other liabilities decreased by $466,875 from $519,676 for the year ended December 31, 2021 to $52,801 for the year ended December 31, 2022, primarily due to higher repayments of trade payables with Volvo Cars during the year ended December 31, 2022.
Cash used for operating activities decreased from $57,050 for the year ended December 31, 2020 to $312,156 for the year ended December 31, 2021. The change was primarily the result of Polestar fulfilling its provisions related to warranties, employee benefits, and other provisions, increased prepaid expenses, and higher levels of inventory due to market expansion, partially offset by higher collections of trade receivables from related parties.
Cash used for investing activities
Cash used for investing activities increased by $586,301, from $129,672 for the year ended December 31, 2021 to $715,973 for the year ended December 31, 2022. The change was primarily the result of significantly more cash settlements with Volvo Cars and Geely for prior period investments in intellectual property related to the Polestar 2, Polestar 3 and Polestar 4. Polestar also made an investment of $2,500 in the fast-charging battery technology innovator, StoreDot, during the year ended December 31, 2022.
Cash used for investing activities decreased from $243,707 for the year ended December 31, 2020 to $129,672 for the year ended December 31, 2021. The change was primarily the result of a decrease in cash payments for investments in property, plant and equipment and lower cash payments for intangible assets in accordance with the terms of agreements with Volvo Cars.
Cash provided by financing activities
Cash provided by financing activities increased by $1,173,457, from $909,572 for the year ended December 31, 2021 to $2,083,029 for the year ended December 31, 2022. The change was primarily the result of (1) the merger with GGI that occurred on June 23, 2022 resulting in total cash received in the transaction of $1,417,973 and (2) increased liquidity provided by eight short-term working capital facilities secured by Polestar during the year ended December 31, 2022. The merger with GGI and related arrangements provided Polestar with gross cash proceeds of $1,417,973, of which $588,826 was provided by Volvo Cars, $250,000 was provided by PIPE investors, and $638,197 was provided by transfer from GGI to the group at close, less transaction costs of $59,050. Polestar’s borrowings provided $2,149,799 in gross cash proceeds during the period, of which $1,018,517 was sourced from seven short-term working capital facilities with Chinese banking partners, $966,903 was sourced from a green trade revolving credit facility with a syndicate of European banks, and $160,976 was sourced from multiple low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $1,426,935 during the period, of which $600,722 was used to settle three short-term working capital facilities with Chinese banking partners, $669,582 was used to settle amounts due on the green trade revolving credit facility, and $152,559 was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the credit facility with Volvo Cars.
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
Contractual obligations and commitments
Polestar is party to contractual obligations to make payments to third parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar has also entered into capital commitments to purchase property, plant and equipment and intellectual property. Refer to “Note 10—Leases,” “Note 23—Liabilities to credit institutions,” and “Note 27—Commitments and contingencies” in the accompanying Consolidated financial statements for more detail on contractual obligations and commitments.

The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of December 31, 2022:

	Payments due by period
	Total	Less than 1 year	Between 1-5 years	After 5 years
	US Thousand	US Thousand	US Thousand	US Thousand
Contractual obligations and commitments
Capital commitments	396,261	283,400	112,861	—
Credit facilities, including sale leasebacks	1,328,752	1,328,752	—	—
Lease obligations	120,465	21,717	69,135	29,613
Total	1,845,478	1,633,869	181,996	29,613
Off-balance sheet arrangements
Other than the capital commitments mentioned in “Contractual obligations and commitments” in this “Operating and Financial Review and Prospectus,” Polestar does not maintain any off-balance sheet activities, arrangements, or relationships with unconsolidated entities (e.g., special purpose vehicles and structured finance entities) or persons that have a material current effect, or are reasonably likely to have a material future effect, on Polestar’s Consolidated Financial Statements.
C. Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar's operating performance.
The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.
Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow.
Adjusted Operating Loss
Polestar defines adjusted operating loss as Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.
Adjusted EBITDA
Adjusted EBITDA is calculated as Net loss, adjusted for listing expense, fair value change of earn-out rights, fair value change of Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.
Adjusted Net Loss
Adjusted net loss is calculated as Net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of Class C Shares. This measure represents net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar's core business operations.
Free Cash Flow
Free cash flow is calculated as cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Adjusted Operating Loss

	For the year ended December 31,
	2022	2021	2020
Operating loss	(1,286,280)	(994,839)	(440,488)
Listing expense	372,318	—	—
Adjusted operating loss	(913,962)	(994,839)	(440,488)

Adjusted EBITDA

	For the year ended December 31,
	2022	2021	2020
Net loss	(465,789)	(1,007,454)	(484,858)
Listing expense	372,318	—	—
Fair value change - Earn-out rights	(902,068)	—	—
Fair value change - Class C Shares	(35,090)	—	—
Interest income	(7,658)	(1,396)	(3,199)
Interest expenses	77,510	44,859	26,501
Income tax expense	16,784	336	13,535
Depreciation and amortization	158,392	239,163	216,076
Adjusted EBITDA	(785,601)	(724,492)	(231,945)
Adjusted Net Loss

	For the year ended December 31,
	2022	2021	2020
Net loss	(465,789)	(1,007,454)	(484,858)
Listing expense	372,318	—	—
Fair value change - Earn-out rights	(902,068)	—	—
Fair value change - Class C Shares	(35,090)	—	—
Adjusted net loss	(1,030,629)	(1,007,454)	(484,858)
Free Cash Flow

	For the year ended December 31,
	2022	2021	2020
Net cash used for operating activities	(1,083,423)	(312,156)	(57,050)
Additions to property, plant and equipment	(32,269)	(24,701)	(49,599)
Additions to intangible assets	(681,204)	(104,971)	(194,108)
Free cash flow	(1,796,896)	(441,828)	(300,757)
D. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given under the description of the “Research and development expenses” in “Results of operations” within this “Operating and Financial Review and Prospects” section.
E. Trend information
Other than what is disclosed elsewhere in this Report, Polestar is not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2022, that would reasonably be likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
Please refer to “Key factors affecting operations” within this “Operating and Financial Review and Prospects” section for a discussion of known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on revenues, income, profitability, liquidity, or capital resources that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
F. Critical accounting estimates
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
Revenue recognition—determining the transaction price of performance obligations included with sales of vehicles and variable consideration for volume related discounts to fleet customers
Included with the sale of each Polestar vehicle are stand-ready obligations for the provision of certain services and maintenance (e.g., connected services and certified vehicle maintenance). Polestar utilizes an expected cost-plus margin approach for estimating the transaction price associated with these services as this is determined to be the most suitable method for estimating stand-alone selling price due to the materiality and the nature of the services. The residual amount of the transaction price is allocated to the performance obligation associated with the delivery of the vehicle because (i) the vehicle represents the most valuable component of the contract, (ii) Polestar’s vehicles are not sold on a stand-alone basis such that an established price exists separate from the Services and Maintenance and (iii) there is wide variation in market price among the limited competitors in this new space. The estimated transaction price allocated to each stand-ready obligation is recognized over time in accordance with the term of each service while the transaction price allocated to the delivery of the vehicle is recognized at a point in time on the delivery date. The majority of Polestar’s revenue recognized from the sale of vehicles during the year ended December 31, 2022 was related to transaction price allocated using the residual approach. Polestar has continued to evaluate and monitor the number of observable inputs available for use in estimating the standalone selling price of its vehicles. As part of its ongoing analysis, Polestar has determined that use of the residual method continues to be the most appropriate method for estimating the standalone selling price of its vehicles.
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
Impairment testing
Polestar conducts routine evaluations of intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts an impairment test at the cash generating unit level (Polestar Group constitutes a single CGU). The recoverable amount for cash generating units is established through a calculation of value in use under a discounted future cash flow model that uses significant estimations regarding future cash flows as seen in the 2023-2027 business plan, a terminal growth rate of 2.0% for cash flows through the next ten years, and an after-tax discount rate of 14.0%.

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
Fair value measurement – methodologies for measuring the fair value of the financial liabilities related to the Class C-2 Shares and the contingent earn-out rights
The Class C-2 Shares and the contingent earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques.
The fair value of the financial liability for the Class C-2 Shares is measured using a binomial lattice option pricing model that incorporates a geometric Brownian motion and references the observable price of the Class C-1 Shares. The Class C-1 Shares are almost identical instruments and are publicly traded on the NASDAQ (i.e., an active market). The inputs for this valuation technique include (1) the price of the Class C-1 Shares, (2) the implied volatility of the Class C-2 Shares, determined by reference to the implied volatility of the Class C-1 Shares, (3) the 5-year risk-free rate, and (4) the dividend yield of the Class C-2 Shares. Polestar considers these inputs to be primarily observable by reference to information on the Class C-1 Shares and other information available to the public (e.g., the 5-year risk-free rate is available by reference to the 5-year treasury rate), resulting in a Level 2 measurement methodology.
The fair value of the financial liability for the earn-out rights is measured using a Monte Carlo simulation. The inputs for this valuation technique include (1) the remaining term of the instrument, (2) the five earn-out tranches, (3) the probability of the Polestar’s Class A Shares reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares, as determined by leveraging the implied volatility of the Class A Shares, and (4) the 5-year risk-free rate. The implied volatility of the Class A Shares is the most significant input to the Monte Carlo Simulation and is unobservable, requiring Polestar to calculate this input by reference to estimations of the asset volatilities of common equity of peers. This results in a Level 3 measurement methodology.
Recent accounting pronouncements
Certain new accounting standards and interpretations have been issued by the IASB but are not yet effective for the December 31, 2022 reporting period and have not been early adopted by the Polestar Group. These standards are not expected to have a material impact on Polestar’s Consolidated Financial Statements in current or future reporting periods. Refer to “Note 1—Significant accounting policies and judgements” in the accompanying Consolidated Financial Statements for information on the new standards.
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
Foreign currency exchange risk
The global nature of Polestar’s business exposes cash flows to risks arising from fluctuations in exchange rates. Relative changes in the currency rates have a direct impact on Polestar’s operating income, finance income, finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. To Group does not currently utilize hedging arrangements to mitigate the impact of currency exchange rate fluctuations for the business operations. Polestar continually assesses its exposure to exchange rate risks and will continue to explore mitigating arrangements.
Translation exposure risk
Currency translation risk arises from the consolidation of foreign subsidiaries that maintain net assets denominated in functional currencies other than USD (i.e., the functional currency of the Former Parent). At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Such currency effect is recorded in the Consolidated Statement of Comprehensive Loss. Polestar is primarily exposed to currency translation risk from subsidiaries with functional currencies in SEK, the EUR and the CNY.
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
Market volatility risk
Polestar is exposed to market volatility risk through the financial liabilities for the Class C Shares and earn-out rights. These instruments are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. The Class C-1 Shares are publicly traded on the Nasdaq. The Class C-2 Shares and earn-

out rights are not publicly traded and require Level 2 and Level 3 fair value measurements, respectively. As a result, market volatility has a direct impact on the changes in the fair value of these financial liabilities during each reporting period.
Interest rate risk
Polestar’s main interest rate risk arises from short-term liabilities to credit institutions with variable and fixed rates, which exposes Polestar to cash flow interest rate risk. As of December 31, 2022 and 2021, the nominal amount of liabilities to credit institutions with floating interest rates was $819,390 and $642,338, respectively. Polestar closely monitors the effects of changes in the interest rates on its interest rate risk exposures, but Polestar currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.
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
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar will incur losses as a result of non-payment by counterparties related to Polestar’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar also considers the credit risk assessment of Polestar’s counterparties by the capital markets and priority is placed on high creditworthiness and balanced risk diversification. The rating of financial counterparties used during the years ended December 31, 2022, 2021 and 2020 were in the range of BBB to A+.
Operational credit risk
Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to Polestar. Polestar’s trade receivables mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from trade receivables encompasses the default risk of customers. Polestar evaluates for concentrations of credit risk at the customer level based on the outstanding trade receivables balance of each respective customer account. As of December 31, 2022, an unrelated customer accounted for $26,649 (13.1%) of Polestar Group’s total trade receivables (i.e., trade receivables plus trade receivables—related parties). As of December 31, 2021, an unrelated party accounted for $23,031 (12.5%) of the Group’s total trade receivables. Historically, Polestar has not incurred any losses from these customers, and it does not have any contractual right to off-set its payables and receivables.
Polestar has five categories of customers when considering sales of vehicles: (1) end customers who pay up-front for vehicles, (2) fleet customers, (3) dealers, (4) importers, and (5) financial service providers. All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To reduce risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks. For sales to dealers and importers, title to Polestar vehicles remains with Polestar until the invoice is paid in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated). Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar Group has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount of credit risk exposure is the carrying amount of trade receivables.
Liquidity risk
Liquidity risk is the risk that Polestar is unable to meet ongoing financial obligations on time. Polestar faces liquidity risk as all loans from financial institutions are short-term in nature, generally with a credit term of one year or less.
Trade payables with related parties represent working capital arrangements under which Polestar’s liquidity needs are highly dependent on the continued flexible payment terms offered to Polestar by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to “Note 25—Related party transactions” in the accompanying Consolidated Financial Statements for additional information on these arrangements.
Polestar needs to have adequate cash and highly liquid assets on hand to ensure it can meet its short-term financing obligations and other working capital needs. Polestar manages its liquidity by holding adequate volumes of liquid assets such as cash, cash equivalents and accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations, and through historical capital contributions from private equity investors.
As of December 31, 2022 and 2021, Polestar held cash and cash equivalents of $973,877 and $756,677, respectively, that were available for managing liquidity risk. Polestar entered into short-term financing arrangements with credit institutions to enhance short term liquidity and financing needs. Refer to “Note 23—Liabilities to credit institutions” in the accompanying Consolidated Financial Statements for further details on short-term borrowings. Polestar’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
The directors and executive officers of Polestar are as follows:

Name	Age	Title
Håkan Samuelsson	72	Director (Chairman)
Thomas Ingenlath	59	Chief Executive Officer and Director
Johan Malmqvist	47	Chief Financial Officer
Dennis Nobelius	50	Chief Operating Officer
Carla De Geyseleer	54	Director
Karen C. Francis	60	Director
Donghui (Daniel) Li	52	Director
Dr. Karl-Thomas Neumann	62	Director
David Richter	55	Director
James (Jim) Rowan	57	Director
Zhe (David) Wei	52	Director
Executive Officers
Thomas Ingenlath joined Polestar as its Chief Executive Officer in July 2017 from Volvo Cars, where he served as the Senior Vice President of Design from July 2012. Mr. Ingenlath has also been a member of the Board since April 2022. Prior to joining Polestar, he held various design management roles at Škoda Auto from December 1999 to December 2005 and the Volkswagen Group from January 2006 to December 2011. Mr. Ingenlath brings over 20 years of design, innovation and leadership experience in the automotive industry to Polestar. Mr. Ingenlath holds an undergraduate Diplom degree from Pforzheim University in Transportation Design and a Masters of Art from the Royal College of Art in vehicle design.
The Company believes that Mr. Ingenlath is qualified to serve on the Board based on his significant executive experience at Polestar and in the automobile industry.
Johan Malmqvist joined Polestar as its Chief Financial Officer in September 2021 from Dole Food Company, where he served as Chief Financial Officer from July 2014 to September 2021. Previously, he served as the Chief Financial Officer of Perstorp AB from May 2009 to June 2014 and Duni AB from Aug 1998 to May 2009. Mr. Malmqvist brings over 20 years of financial experience across multiple sectors to Polestar. Mr. Malmqvist holds a BA from San Diego State University in International Business and a Master of Science Business Administration from San Diego State University with a specialization in Finance.
Dennis Nobelius joined Polestar as Chief Operating Officer in September 2020. Since June 2021, Mr. Nobelius also serves on the Advisory Board of StoreDot Ltd, a battery developer and materials innovation leader focusing on fast-charging batteries. He previously served as the Chief Executive Officer of Zenuity (now Zenseact), an assisted and autonomous driving software provider originally set up as a joint venture between Volvo Cars and Veoneer (now wholly owned by Volvo Cars), from September 2016 to September 2020. Mr. Nobelius has 20 years of research and development, operation and leadership experience in the automotive industry, including at Volvo Cars where he served, among others, as Managing Director in Switzerland, Program Leader for all-new Volvo XC90 / S90 / V90 cars and the new Volvo Scalable Product Architecture Platform, Plant Director for final assembly shop at Volvo Cars Torslanda, Program leader for the Volvo C30 car. Mr. Nobelius was also co-founder and Chief Executive Officer for the start-up Expoplanet from May 2000 to September 2001. Mr. Nobelius holds a Ph.D. in R&D Management and a MSc in Industrial Engineering & Management from Chalmers University of Technology.
Non-Employee Directors
Håkan Samuelsson has served as Chairman of the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Samuelsson also served as a director of Volvo Cars from August 2010 to March 2022 and as President and Chief Executive Officer of Volvo Cars from October 2012 to March 2022. Mr. Samuelsson started his professional career in 1977 at Scania Group, where he worked for more than 20 years and joined the executive board in January 1996. In 2000, Mr. Samuelsson joined MAN AG and became its Chief Executive Officer in 2005. Mr. Samuelsson has also served as a director of Ideella föreningen Teknikarbetsgivarna i Sverige since July 2013, a director of Ideella Föreningen Teknikföretagen i Sverige since July 2013, a director of Lynk & Co Investment Co., Ltd. since 2017 and a deputy board member of Volvo Trademark Holding Aktiebolag since April 2013. Previously, Mr. Samuelsson was a director at AB Volvo from April 2016 to May 2018, a director at China-Euro Vehicle Technology Aktiebolag from May 2013 to March 2019, a director at Zenuity from May 2017 to July 2018, a director at Lynk & Co Europe AB from November 2018 to September 2020. Mr. Samuelsson holds a Master of Science Degree in Mechanical Engineering from KTH Royal Institute of Technology, Sweden.
The Company believes that Mr. Samuelsson is qualified to serve on the Board based on his significant executive experience in the automotive sector.
Carla De Geyseleer has served on the Board since June 2022 and joined the Former Parent Board in September 2020. Since September 2022, Ms. De Geyseleer also serves as the Chief Financial Officer of Schindler Holding Ltd. Ms. De Geyseleer served as the Chief Financial Officer of Volvo Cars from October 2019 to April 2021. Prior to joining Volvo Cars, Ms. De Geyseleer served as the Chief Financial Officer of Société Générale de Surveillance (“SGS”), a Swiss-based publicly listed company specialized in testing, inspection and certification services, from November 2014 to October 2019. Prior to her role at SGS, Ms. De Geyseleer served as the Chief Financial Officer at telecom firm Vodafone Libertel in the Netherlands from April 2012 to October 2014 and as a director of financial controlling at Vodafone Germany from April 2010 to April 2012. She also worked for 15 years at the logistics company DHL Express, where she held responsibilities in various operational and corporate positions in multiple countries from 1995 to 2010. Ms. De Geyseleer started her career as an auditor with accountancy firm EY LLP in Belgium. Since September 2019, Ms. De Geyseleer has also served as a director and chair of the audit committee at Hilti AG in Lichtenstein. Ms. De Geyseleer holds a Master’s degree in Economic and Financial Sciences, with a specialization in Accounting, and an Executive MBA from the Institute for Management Development in Lausanne, Switzerland.
The Company believes that Ms. De Geyseleer is qualified to serve on the Board based on her significant experience as a financial executive of publicly listed companies and her experience in the automotive sector.
Karen C. Francis has served on the Board since June 2022. Ms. Francis has served as the Chair of the board of directors of Vontier Corporation (NYSE: VNT) (“Vontier”), a spinoff from Fortive Corporation focused on mobility and transportation businesses, since its spin-off in 2020. She also serves as a member of the Compensation & Management Development Committee for Vontier. Ms. Francis has also served as director of TuSimple Holdings Inc. (NASDAQ: TSP) from December 2020 to November 2022, where she also served on the Audit and Compensation Committees. Additionally, she has served as a director of Quanergy Systems, Inc. (NYSE: QNGY) (“Quanergy Systems”) from September 2018 to December 2019 and from September 2021 to the present. She currently chairs the Nominating and Governance Committee at Quanergy Systems. Since July 2021, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave since August 2018, Nauto since April 2016 and Wind River since July 2019. Furthermore, Ms. Francis has also served as Chair of the board of directors of CelLink Corporation since October 2021. Recently, from March 2021 to November 2021, Ms. Francis served on the Board and as Audit Chair of Reinvent Technology Partners Y (NASDAQ: RTPYU), which merged with Aurora Innovation, Inc. From December 2016 to November 2019, Ms. Francis also served on the board of directors of Telenav, Inc. (NASDAQ: TNAV), where she served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to joining Telenav, Inc., Ms. Francis served as a director of The Hanover Insurance Group, Inc. (NYSE: THG) from May 2014 to May 2017 and AutoNation, Inc. (NYSE: AN) from February 2016 to April 2018. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division.
The Company believes that Ms. Francis is qualified to serve on the Board based on her significant experience in the automotive sector, her knowledge in corporate governance and her track record of successfully building companies and businesses across multiple industries.
Donghui (Daniel) Li has served on the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Li serves as the Chief Executive Officer of Geely since November 2020. Mr. Li joined Geely in April 2011 as Vice President and Chief Financial Officer and has served as a director of Geely since November 2011. From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175) and from June 2016 to November 2020, he served as Executive Vice President and Chief Financial Officer of Geely. In April 2012, Mr. Li was appointed as a director of Volvo Cars. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). Mr. Li has also served as a chairman of Group Lotus and a director of Proton Holdings since September 2017. From September 2018 to March 2021, Mr. Li has served as chairman of Saxo Bank and he continues to serve as a director of Saxo Bank after March 2021. Mr. Li also serves as chairman of LEVC Global since April 2021. Mr. Li holds an MBA degree from the Indiana University Kelley School of Business and graduated from the Beijing Institute of Machinery with a Master’s degree in management engineering (with a focus on financial management). He also holds a Bachelor’s degree in philosophy from China Renmin University.
The Company believes that Mr. Li is qualified to serve on the Board based on his significant executive experience in the automotive sector and his experience in operational management in China.
Dr. Karl-Thomas Neumann has served on the Board since June 2022. Dr. Neumann joined the Former Parent Board in February 2022. Dr. Neumann is the Chief Executive Officer and Founder of KTN Investment and Consulting since March 2018. He also serves as a director of indie Semiconductor, Inc. since June 2021 and as a director of South Korea based Hyundai-Mobis since March 2019. From April 2018 to June 2019, Dr. Neumann held a management position at Canoo Inc., an electric vehicles company, where his responsibilities included technology and marketing. From March 2013 to March 2018, he was Executive Vice President & President Europe for General Motors Company, where he was also a member of the GM Executive Committee. Dr. Neumann was previously with Volkswagen AG, where he was Chief Executive Officer and Vice President of Volkswagen Group China in Beijing from September 2010 to August 2012. Prior to this position, he held a number of management positions at Volkswagen, beginning in 1999 as Head of Research and Director of Electronics Strategy. From 2004 to 2009, Dr. Neumann was a member of the Executive Board at German automotive supplier Continental AG, responsible for the Automotive Systems Division. From August 2008 to September 2009, he was Chairman of the Executive Board of Continental AG. In December 2009, Dr. Neumann returned to Volkswagen AG and took over company-wide responsibility for electric propulsion. Dr. Neumann began his professional career at the Fraunhofer Institute as a research engineer before moving to Motorola Semiconductor, where he worked as an engineer and strategy director responsible for the automobile industry. Dr. Neumann holds a Ph.D. in Microelectronics from the University of Duisburg, as well as a diploma in Electrical Engineering from the University of Dortmund.
The Company believes that Dr. Neumann is qualified to serve on the Board based on his significant executive experience in the automotive sector.
David Richter has served on the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Richter has wide experience at high-growth technology companies, including leading business development, corporate development, legal, finance and product teams. Mr. Richter has been the Vice President of Business and Corporate Development at DoorDash, Inc. (NYSE: DASH) since July 2021. Prior to joining DoorDash, Inc, he worked at Lime from October 2018 to July 2020. He also held the position of Vice President, Global Head of Business and Corporate Development, at Uber Technologies, Inc. (“Uber”) (NYSE: UBER) from June 2017 through May 2018, leading the business development, corporate development and experiential marketing teams. Mr. Richter first joined Uber in January 2014 as Vice President, Strategic Initiatives. While at Uber, Mr. Richter was also a member of the Executive Leadership Team reporting to the Chief Executive Officer. Mr. Richter holds a J.D. from Yale Law School and a B.A. from Cornell University.
The Company believes that Mr. Richter is qualified to serve on the Board based on his significant experience in the fast-moving shared mobility industry and as a business development and start-up executive.
James (Jim) Rowan has served on the Board since June 2022. Mr. Rowan joined Volvo Cars as its Chief Executive Officer in March 2022. Prior to his role at Volvo Cars, Mr. Rowan worked with Ember Technologies, Inc. as a director and its Chief Executive Officer from February 2021 to March 2022. Previously, Mr. Rowan served at Dyson as Chief Operating Officer from August 2012 to September 2017, Chief Executive Officer from September 2017 to April 2020 and as a director from August 2012 to July 2020. Mr. Rowan also served as the Chief Operating Officer of BlackBerry (NYSE: BB) from December 2007 to August 2012, Executive Vice President at Celestica from January 2005 to October 2007 and Vice President of Operations at Flex from February 1998 to January 2005. Mr. Rowan also serves as a member of the Shareholders’ Committee of Henkel AG since April 2021. Mr. Rowan was a senior advisor to the global investment firm KKR & Co. Inc. (NYSE: KKR) between November 2020 and February 2022. He was the Chairman of Sydrogen from August 2021 to February 2022, a director at PCH International from August 2020 to February 2022, and a director at Nanofilm Technologies International Limited from October 2020 to February 2022. Earlier in his career, Mr. Rowan also held senior management positions at International Components Corporation and was the founder of Electroconnect, a specialist contract electronics manufacturer, which was acquired by Prestwick Holdings in 1992. Mr. Rowan holds a Master’s degree in Business with specializations in supply chain management and logistics. Mr. Rowan also holds certifications from Glasgow College of Technology and Glasgow Caledonian University, including a Mechanical Engineering Apprenticeship, as well as an HNC in Mechanical and Production Engineering and an ONC in Electrical & Electronics Engineering.
The Company believes that Mr. Rowan is qualified to serve on the Board based on his significant global experience as a technology executive.
Zhe (David) Wei has served on the Board since June 2022. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity investment fund, in 2011, Mr. Wei served from 2007 to 2011 as an executive director and the Chief Executive Officer of Alibaba.com Limited, a leading worldwide wholesale e-commerce company wholly owned by the Alibaba Group (NYSE: BABA). Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q (China) Co., Ltd., a subsidiary of Kingfisher PLC, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Prior to joining B&Q and Kingfisher, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000 and as corporate finance manager at Coopers & Lybrand (now part of PricewaterhouseCoopers) from 1995 to 1998. Mr. Wei was appointed as an independent non-executive director of PCCW Ltd. (HKSE: 0008) (“PCCW”) in November 2011 and was re-designated as a non-executive director of PCCW in May 2012. Mr. Wei has also served as a director of Zall Smart Commerce Group Ltd. (HKSE: 02098) since April 2016 and as a director at JNBY Design Limited (HKSE: 03306) since June 2013. Mr. Wei was a director of Informa PLC (LON: INF) from June 2018 to May 2019, a director of Zhong Ao Home Group Limited (HKSE: 01538) from April 2015 to June 2020, an independent director of Leju Holdings Limited (NYSE: LEJU) from April 2014 to March 2021, an independent director of OneSmart International Education Group Limited (NYSE: ONE) from March 2018 to April 2021, and as a director of several private companies. Mr. Wei holds a Bachelor’s degree in international business management from Shanghai International Studies University and has completed a corporate finance program at the London Business School.
The Company believes that Mr. Wei is qualified to serve on the Board based on his significant experience in investment and operational management in China.

Board Diversity
Board Diversity Matrix (As of December 31, 2022)

Country of Principal Executive Offices	Sweden
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	7		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			1
B. Executive Officer and Director Compensation
Compensation of Polestar’s Key Management and Directors
The aggregate amount of compensation, including cash, equity awards and other benefits the Company’s executive officers (Thomas Ingenlath, Johan Malmqvist and Dennis Nobelius) received from Polestar for the year ended December 31, 2022 was approximately SEK 35,445,650 (or TUSD3,374). The compensation paid to Polestar’s executive officers in fiscal year 2022 consisted of base salary, short-term variable pay, equity awards and the value of pension benefits and other employee benefits.
Incentive Programs
Polestar Bonus Program
All employees of Polestar, including each of the Company’s executive officers, participate in the Polestar Bonus Program, a short-term cash incentive program, for which key performance indicators (“KPIs”) and the pay-outs are approved by the Board annually. Under the Polestar Bonus Program, employees are eligible to receive an annual cash bonus based on generally applicable and market-specific KPIs. At the end of the applicable performance period, the Board determines the achievement of the relevant performance metrics.
For fiscal year 2022, the Polestar Bonus Program was based on the following five KPIs: (i) operational growth and retail deliveries volume; (ii) financial growth; (iii) customer experience; (iv) market expansion and (v) retail expansion. After the conclusion of the fiscal year 2022 performance period on December 31, 2022, the Board determined that the KPIs were achieved at 106% of target levels on a weighted basis, resulting in a payout equal to 106% of target bonus levels, as shown below.

Performance Targets
Metric	Weighting	Threshold	On target	Maximum	Actual	% Vesting	% Of max bonus opportunity
Operational Growth	20%	75%	100%	200%	77.5%	77.5%	38.6%
Financial Growth	20%	75%	100%	200%	86.5%	86.5%	43.3%
Customer Experience	20%	75%	100%	200%	140%	140%	70%
Market Expansion	20%	75%	100%	200%	100%	100%	50%
Retail Expansion	20%	75%	100%	200%	100%	100%	50%
Total						106%	53%

	Financial measures (% of bonus achieved, max 100%)	Non-financial measures (% of bonus achieved, max 100%)	Total vesting percentage (%, max 100%)	Vesting amount as % of salary	Bonus amount (SEK)
Thomas Ingenlath	40.95%	56.66%	53%	106%	7,568,400
LTVP Program
The Long Term Variable Pay Program (“LTVP Program”) is a long-term, cash program for certain management personnel who joined Polestar from Volvo Cars during a start-up period, including Messrs. Ingenlath and Nobelius. Mr. Malmqvist does not participate in the LTVP Program. The LTVP Program mirrors the Volvo Cars Long Term Variable Pay Programs and is administered by Volvo Cars. For the avoidance of doubt, the LTVP Program is a Polestar program, with no recharges back to Volvo Cars. Awards under the LTVP Program are paid based on achievement of performance conditions and the market value of Volvo Car Group at the end of a three-year performance period. For fiscal year 2022, performance conditions under the LTVP Program were based on (i) value creation, as measured by an independent third-party valuation, and (ii) Volvo Cars Group performance, measured based on average three-year Operating Margin and average three-year Revenue Growth. Fiscal year 2022 was the last year during which Polestar employees (including Messrs. Ingenlath and Nobelius) will participate in the LTVP Program.
Employee Agreements
Messrs. Ingenlath, Malmqvist and Nobelius are each party to an employment agreement with Polestar. Pursuant to the employment agreements with Messrs. Ingenlath, Malmqvist and Nobelius, each such executive is eligible to receive an annual base salary and vacation pay and to participate in Polestar’s cash incentive programs (as described above). In addition, each executive is eligible to participate in Polestar’s company car scheme, with a portion of the cost borne by the executive, and to participate in collectively and contractually agreed pension and insurance benefit schemes and in accordance with Swedish law. Mr. Ingenlath, Mr. Nobelius and Mr. Malmqvist are entitled to health care insurance at the expense of Polestar. Mr. Ingenlath was also entitled to a benefit in respect of family educational expenses during 2022. Mr. Malmqvist was also entitled to a housing benefit during 2022.
Messrs. Ingenlath, Malmqvist and Nobelius are each subject to restrictive covenants under their employment agreements relating to assignment of intellectual property and confidentiality. In addition, Messrs. Ingenlath, Malmqvist and Nobelius are subject to restrictive covenants relating to non-competition, non-solicitation of customers and non-solicitation and non-hire of employees during the term of their employment. In the event Mr. Ingenlath, Malmqvist or Nobelius breaches any restrictive covenant under their respective employment agreements, they may owe liquidated damages to Polestar in respect of each such breach in an amount equal to six times their average monthly gross salary.
Messrs. Ingenlath, Malmqvist and Nobelius’ employment may be terminated by Polestar subject to 12 months’ notice and be terminated by the executive subject to six months’ notice. In the event of termination of employment by Polestar, Messrs. Ingenlath, Malmqvist and Nobelius are each entitled to severance pay equal to 12 times monthly base salary, payable in installments.

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
The defined benefit pension plan (i.e. the ITP 2 pension plan) through the Swedish ITP collective bargaining agreement is a final salary-based plan, and is funded through regular insurance payments. This plan is secured with the mutual insurance company Alecta, and the portion secured through such insurance refers to a defined benefit plan that comprises several employers and is reported according to a pronouncement by the Swedish Financial Reporting Board, UFR 10. Polestar’s share of the total saving premiums for the ITP pension plan in Alecta as of December 31, 2022 amounted to 0.20597 per cent and Polestar’s share of the total number of active policy holders amounted to 0.07340 per cent. The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions, which do not conform to IAS 19. The collective funding ratio is normally allowed to vary between 125 and 175 per cent. At year-end 2022, the consolidation level amounts to 189 per cent.

Compensation of Non-Employee Directors
Polestar has established a compensation program for its non-employee directors.
The Company is party to letter agreements with the non-employee directors, pursuant to which non-employee directors are eligible to receive (i) an annual fee of $200,000 (or $350,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on a committee of the Board (or $20,000 for the chairs of the committees of the Board) and (iii) a Polestar car, subject to certain conditions. Pursuant to the letter agreements, 50% of the net annual fee (but not including any additional annual fee described above) for each non-employee directors is used to purchase the maximum number of Class A ADSs as may be purchased in the market at the prevailing rate. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.
During the year ended December 31, 2022, the aggregate amount of Polestar’s non-employee directors’ compensation paid to or earned by such directors for service on the Board of the Company or Former Parent (prior to June 2022) was approximately $1,121,000 in the form of a cash retainer for the performance of duties as a director. Polestar also reimbursed its non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings.
Equity Plan
On June 23, 2022, the Company adopted the Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan, pursuant to which employees of the Company and the Company’s affiliates performing services for the Company, including the Company’s executive officers, are eligible to receive awards. The Equity Plan provides for the grant of stock options (in the form of either non-qualified stock options (“NSOs”) or incentive stock options (“ISOs”)), stock appreciation rights (“SARs”), restricted stock, RSUs, performance awards, other stock-based awards, cash awards and substitute awards intended to align the interests of participants with those of the Company’s shareholders. The Annex to the Equity Plan permits grants of awards that may be settled in cash or shares to employees, consultants and non-employee directors of the Company and the Company’s affiliates.
The following description of the Equity Plan is qualified in its entirety by reference to the Equity Plan, a copy of which is filed as an exhibit to the registration statement on form S-8 filed with the SEC on August 29, 2022.
Securities Offered
Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Equity Plan, a total of 10,000,000 shares of Class A ADSs (or Class A Shares, as the context may require) were initially reserved for issuance pursuant to awards under the Equity Plan when adopted in 2022. The total number of shares reserved for issuance under the Equity Plan is subject to increase on January 1 of each calendar year during the term of the Equity Plan, by the lesser of (i) 0.5% of the total number of Shares outstanding on each December 31 immediately prior to the date of increase or (ii) such number of Shares determined by the Board. No more than 10,000,000 Class A ADSs under the Equity Plan may be issued pursuant to ISOs (subject to the overall limit of shares that may be used in the Equity Plan). Class A ADSs subject to an award that expires or is tendered in payment of an option, delivered or withheld to satisfy any tax withholding obligations, covered by a stock-settled SAR or other award that were not issued upon settlement, or shares subject to an award that expires or is canceled, forfeited, or terminated without issuance of the full number of shares to which such award related (only to the extent of such cancellation, forfeiture or termination) will again be available for issuance or delivery pursuant to other awards under the Equity Plan. Any award settled in cash shall not be counted toward the maximum number of shares reserved for issuance under the Equity Plan.
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
Clawback
All awards granted under the Equity Plan are subject to reduction, cancellation or recoupment under any written clawback policy that the Company may adopt and that the Company determines should apply to awards under the Equity Plan.
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
Employee Stock Purchase Plan
The Company adopted the Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan. The following is a summary of the material features of the Employee Stock Purchase Plan. This summary is qualified in its entirety by reference to the complete text of the Employee Stock Purchase Plan, a copy of which is filed as an exhibit to the registration statement on form S-8 filed with the SEC on August 29, 2022.

Purpose of the Employee Stock Purchase Plan
The purpose of the Employee Stock Purchase Plan is to provide the Company’s employees and employees of the Company’s participating subsidiaries with the opportunity to purchase Class A ADSs (or Class A Shares, as the context may require) through post-tax deductions (or contributions) from payroll during successive offering periods, and, under the Non-Section 423 Component (as described below), to be eligible to receive additional benefits in the form of “matching shares” which are awarded following a specified retention period, for no further payment by the participant. The Company believes that the Employee Stock Purchase Plan enhances such employees’ sense of participation in the Company’s performance, aligns their interests with those of the Company’s shareholders, and is a necessary and powerful incentive and retention tool that benefits the Company’s shareholders.
The Employee Stock Purchase Plan includes a “Section 423 Component” and a “Non-Section 423 Component.” Offerings under the Section 423 Component are intended to meet the requirements under Section 423(b) of the Code. In connection with offerings under the Non-Section 423 Component, purchase options may be granted to eligible employees that need not satisfy the requirements for purchase options granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
Eligibility and Administration
The Employee Stock Purchase Plan is administered by a committee of the Board that has been authorized to administer the Employee Stock Purchase Plan, except if no such committee is authorized by the Board, the Board will administer the Employee Stock Purchase Plan. Such committee, as the administrator of the Employee Stock Purchase Plan, administers and has authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility of participants. The administrator may designate certain of the Company’s subsidiaries as participating “designated subsidiaries” in the Employee Stock Purchase Plan and may change these designations from time to time. The Company’s employees and employees of the Company’s participating designated subsidiaries are eligible to participate in the Employee Stock Purchase Plan if they meet the eligibility requirements under the Employee Stock Purchase Plan established from time to time by the administrator. However, for the Section 423 Component, an employee may not be granted rights to purchase shares under the Employee Stock Purchase Plan if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of the Company’s outstanding stock and stock of any of the Company’s subsidiaries.
Eligible employees become participants in the Employee Stock Purchase Plan by enrolling and authorizing deductions (or contributions) from payroll prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the Employee Stock Purchase Plan. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
Shares Available for Awards
A total of 2,000,000 Class A ADSs were initially reserved for issuance under the Employee Stock Purchase Plan when adopted in 2022, which reserve amount will be increased on the first day of each fiscal year during the term of the Employee Stock Purchase Plan following the fiscal year in which the effective date of the Employee Stock Purchase Plan occurs by the least of (i) 0.1% of the total number of Shares outstanding on the last day of the immediately preceding fiscal year, (ii) a lesser amount determined by the Board or (iii) 2,000,000. The number of shares subject to the Employee Stock Purchase Plan may be adjusted for changes in the Company’s capitalization and certain corporate transactions, as described below under the heading “—Adjustments.” The Company cannot precisely predict its share usage under the Employee Stock Purchase Plan as it will depend on a range of factors including the level of the Company’s employee participation, the contribution rates of participants, the trading price of Class A ADSs and the Company’s future hiring activity.
Participating in an Offering Under the Section 423 Component
Offering Periods and Purchase Periods. Class A ADSs are offered to eligible employees under the Employee Stock Purchase Plan during offering periods. Offering periods under the Employee Stock Purchase Plan commence when determined by the administrator. The length of an offering period under the Employee Stock Purchase Plan is determined by the administrator and may be up to 27 months long. Employee payroll deductions (or contributions) are used to purchase Class A ADSs on the exercise date of an offering period. The exercise date for each offering period is the final trading day in the offering period. The administrator may, in its discretion, modify the terms of future offering periods.
Enrollment and Contributions. The Employee Stock Purchase Plan permits participants to purchase Class A ADSs through payroll deductions (or contributions) of at least 1% of their eligible compensation, but not more than 5% of their eligible compensation as of each payroll date during an offering period (in each case, except as may otherwise be determined by the administrator). The administrator will establish the maximum number of shares that may be purchased by a participant during any offering period. In addition, except as described below under “—Matching Shares,” no participant is permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any calendar year.
Purchase Rights. On the first trading day of each offering period, each participant is automatically granted an option to purchase Class A ADSs. The option expires on the last trading day of the applicable offering period and is exercised at that time to the extent of the payroll deductions (or contributions) accumulated during the offering period. Any remaining balance is carried forward to the next offering period unless the participant has elected to withdraw from the Employee Stock Purchase Plan, as described below, or has ceased to be an eligible employee. In the case of the portion of the Employee Stock Purchase Plan intended to qualify under the provisions of Section 423 of the Code, in no event will a participant be permitted to purchase more than 25,000 shares during each offering period (subject to certain adjustments).
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
Withdrawal and Termination of Employment. Participants may voluntarily end their participation in the Employee Stock Purchase Plan at any time during an offering period prior to the end of the offering period by delivering written notice to the Company, and can elect to either (i) be paid their accrued payroll deductions (or contributions) that have not yet been used to purchase Class A ADSs or (ii) exercise their option at the end of the applicable offering period, and then be paid any remaining accrued payroll deductions (or contributions). Participation in the Employee Stock Purchase Plan ends automatically upon a participant’s termination of employment and any remaining accrued payroll deductions in the participant’s account will be paid to such participant following such termination.
Participating in an Offering Under the Non-Section 423 Component
The Company has adopted a “Share Matching Plan” which will be operated within the Non-Section 423 Component of the Employee Stock Purchase Plan, as outlined below.
Offering Periods and Purchase Periods. Class A ADSs will be offered to eligible employees under the Share Matching Plan during offering periods. Offering periods under the Share Matching Plan will commence when determined by the administrator. The length of an offering period for the Share Matching Plan will be determined by the administrator, with the Company’s intent being to maintain successive twelve-month offering periods under the Share Matching Plan. It is anticipated that employee payroll deductions (or contributions) will be used to purchase Class A ADSs on a purchase date occurring in each calendar month during an offering period. The administrator may, in its discretion, modify the terms of future offering period and/or purchase periods.
Enrollment and Contributions. The Share Matching Plan will permit participants to purchase Class A ADSs through deductions (or contributions) from payroll of no more than 5% of their eligible compensation as of each payroll date during an offering period (unless otherwise determined by the administrator). The administrator will establish the maximum number of shares that may be purchased by a participant during any offering period.
Purchase Rights. A participant’s payroll deductions (or contributions) will be used to purchase Class A ADSs on their behalf on the relevant purchase date. Any remaining balance will be carried forward to the next purchase date unless the participant has elected to withdraw from the Share Matching Plan, as described below, or has ceased to be an eligible employee.
Purchase Price. The purchase price of the Class A ADSs for the Share Matching Plan, in the absence of a contrary designation by the administrator, will be equal to the fair market value of Class A ADSs on the relevant purchase date. The fair market value per Class A ADS under the Employee Stock Purchase Plan, including the Share Matching Plan, generally is the closing sales price of Class A ADSs on the date for which fair market value is being determined, or if there is no closing sales price for Class A ADSs on such date, the closing sales price for Class A ADSs on the last preceding date for which such quotation exists.
Matching Shares. The administrator may, in its discretion, offer matching shares denominated in Class A ADSs to all participants under the Share Matching Plan, in an amount equal to up to 100% of the number of Class A ADSs purchased on behalf of a participant during the applicable offering period. To receive matching shares, the participant must (i)  retain the Class A ADSs purchased during the applicable offering period under the Share Matching Plan until the date which is twelve months following the end of such offering period, and (ii) remain an eligible employee on such date.
Withdrawal from Share Matching Plan; Termination of Employment. Participants may voluntarily end their participation in the Share Matching Plan at any time during the applicable offering period by delivering written notice to the Company. In the event a participant elects to withdraw from the Share Matching Plan, then generally any accrued payroll deductions or contributions that have not yet been used to purchase Class A ADSs under the Share Matching Plan will be applied in the purchase of Class A ADSs on the next applicable purchase date, following which the participant will be paid any remaining accrued payroll deductions or contributions. If a participant withdraws from the Share Matching Plan, rights to matching shares may be retained in respect of the Class A ADSs purchased during the applicable offering period, but will be forfeited if such purchased Class A ADSs are sold less than twelve months following the end of that offering period. Matching shares that have not yet been delivered will generally be forfeited upon a participant’s termination of employment. Subject to the immediately preceding sentence, upon termination of employment, a participant will no longer be eligible to participate in the Share Matching Plan, and any remaining accrued payroll deductions or contributions in the participant’s account will be paid to such participant as soon as practicable following such termination.
Adjustments
In the event of certain transactions or events affecting the Class A ADSs, such as any stock split, reverse stock split, stock dividend, combination or reclassification of the Class A ADSs, or any other increase or decrease in the number of Class A ADSs effected without receipt of consideration by the Company, the administrator will make equitable adjustments to the Employee Stock Purchase Plan and the Share Matching Plan and outstanding rights under the Employee Stock Purchase Plan and the Share Matching Plan.
Corporate Events - the Section 423 Component (Employee Stock Purchase Plan)
In addition, in the event of a proposed sale of all or substantially all of the Company’s assets, a merger with or into another corporation, or other transaction as set forth by the administrator in an offering document, each outstanding option will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation or a parent or subsidiary of the successor corporation refuses to assume or substitute outstanding options, any offering periods then in progress will be shortened with a new exercise date prior to the proposed sale or merger. The administrator will notify each participant in writing at least ten business days prior to such new exercise date that the exercise date has been changed and the participant’s option will be automatically exercised on such new exercise date. Further, in the event of a proposed dissolution or liquidation, any offering periods then in progress will be shortened with a new exercise date prior to the proposed dissolution or liquidation, and the administrator will notify each participant in writing in a similar manner as described above.
Corporate Events - the Non-Section 423 Component (Share Matching Plan)
In the event of a proposed sale of all or substantially all of the Company’s assets, a merger with or into another corporation, or other transaction as set forth in the rules of the Share Matching Plan, then unless the applicable successor corporation or a parent or subsidiary of the applicable successor corporation agrees to assume or substitute outstanding rights under the Share Matching Plan, or except as otherwise permitted under the Share Matching Plan, (i) any offering periods then in progress will generally be shortened and will end prior to the proposed sale or other transaction, with the administrator to notify each participant of the final purchase date for that offering period, and (ii) rights to matching shares will be deemed fully vested, and matching shares which have not previously been delivered will be delivered to participants, in each case, on or as soon as reasonably practicable following the closing of the applicable transaction. Further, in the event of a proposed dissolution or liquidation, a similar treatment of matching shares will generally apply.
Transferability
A participant may not transfer rights granted under the Employee Stock Purchase Plan or the Share Matching Plan other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.
Plan Amendment and Termination
The Board may amend, suspend or terminate the Employee Stock Purchase Plan (including the Share Matching Plan) at any time and from time to time. However, shareholder approval must be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the Employee Stock Purchase Plan, changes the designation or class of employees who are eligible to participate in the Employee Stock Purchase Plan or changes the Employee Stock Purchase Plan in any way that would cause the Section 423 Component of the Employee Stock Purchase Plan to no longer be an “employee stock purchase plan” under Section 423(b) of the Code.
The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the Employee Stock Purchase Plan, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of relevant jurisdictions.
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
The Section 423 Component of the Employee Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Employee Stock Purchase Plan. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the Employee Stock Purchase Plan. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition of shares, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to selling or disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) the excess of the fair market value of the shares at the time the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, or in the event a U.S. participant receives matching Class A ADSs as described above under “—Participating in an Offering Under the Non-Section 423 Component,” the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price (which purchase price shall be zero in the case of matching shares delivered under the Share Matching Plan) and the Company will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and the Company will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.  A U.S. participant will not recognize income upon purchase of Class A ADSs under the Share Matching Plan where the purchase price of the Class A ADSs is equal to the fair market value of Class A ADSs on the relevant purchase date.

THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO RECIPIENTS OF AWARDS UNDER THE EMPLOYEE STOCK PURCHASE PLAN AND THE SHARE MATCHING PLAN. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.
C. Board Practices
The Board is divided into three classes of directors, designated as “Class I,” “Class II” and “Class III.” The term of office of directors serving in Class I, consisting of Thomas Ingenlath, Daniel Li and David Richter, will expire at the Company’s first annual general meeting. The term of office of directors serving in Class II, consisting of Carla De Geyseleer, Karl-Thomas Neumann and Håkan Samuelsson will expire at the Company’s second annual general meeting. The term of office of directors serving in Class III, consisting of Karen Francis, Jim Rowan and David Wei, will expire at the Company’s third annual general meeting. At each succeeding annual general meeting following the third annual general meeting following Business Combination Closing, directors will be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting.
For a period of three years following the Business Combination Closing, a majority of the Board will be (i) independent under applicable stock exchange rules and (ii) unaffiliated with Volvo Cars/Geely. In addition, for a period of three years following the Business Combination Closing, except as required by applicable law, the Board may not convene a general meeting which proposes a resolution to remove an independent director unless a majority of the directors (including at least two independent directors) approve of such resolution and following any such removal, a majority of the directors (including at least two independent directors) must approve the appointment of any new independent director to fill the vacancy.
In addition, pursuant to the Shareholder Acknowledgement Agreement, Former Parent and the Former Parent Shareholders have undertaken that (i) the initial Board after the Business Combination Closing will include nine directors, a majority of whom will be independent directors, (ii) for a period of three years following the Business Combination Closing, Former Parent and the Former Parent Shareholders will not vote in favor of the removal of any independent director of the Company unless at least two independent directors vote in favor of such removal, (iii) for a period of three years following the Business Combination Closing, Former Parent and the Former Parent Shareholders will not require the Company to convene a general meeting for the purpose of removing an independent director and (iv) for three years following the Business Combination Closing, Former Parent and the Former Parent Shareholders will not vote in favor of any amendment to the Polestar Articles relating to the composition of the Board or the appointment or removal of Company directors. The GGI Sponsor has third party beneficiary rights to enforce the aforementioned undertakings.
The holders of the Company securities will have the right to elect the Board at a general meeting of shareholders by a simple majority of the votes validly cast. Subject to the requirements of the Polestar Articles, the Board may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen. The Board will also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen.
Director Independence
Karen Francis, Carla De Geyseleer, Karl-Thomas Neumann, David Richter and David Wei qualify as independent, as defined under the listing rules of Nasdaq.
Election of Directors
The holders of the Company securities will have the right to elect the Board at a general meeting of shareholders by a simple majority of the votes validly cast. Subject to the requirements of the Polestar Articles, the Board may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen. The Board will also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen.

Service Contracts of Directors
There are no service contracts between the Company and any of its current non-employee directors providing for benefits upon termination of their service. For a discussion of compensation, including post-termination benefits, of employee directors, see Item 6.B. and the section titled “—Executive Officer and Director Compensation.”
Board Committees
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
Compensation Committee
The Company’s compensation committee consists of Karen Francis, Daniel Li, Jim Rowan and Karl-Thomas Neumann, with Karen Francis serving as the chair of the compensation committee.
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
Nominating and Governance Committee
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
 The nominating and governance committee operates under a written charter, which satisfies the applicable rules of the SEC and the Nasdaq listing standards and is available on the Company’s website. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.
Code of Conduct
The Board has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of the Company’s directors, officers, employees, and, as applicable, consultants and contractors. Key compliance areas for Polestar include anti-corruption, data privacy, human rights, environmental compliance, and socioeconomic compliance including competition law, labor law and trade sanctions. The code of conduct addresses, among other things, competition, intellectual property, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code of conduct. Polestar encourages a speak-up culture where employees and other stakeholders can ask questions and raise concerns without fear of retaliation. Suspected breach of laws or regulations, or any conduct that is not consistent with Polestar’s code of conduct, corporate policies or directives can be reported through Polestar’s whistleblowing system SpeakUp with a guaranteed full anonymity.
Any waiver of the code of conduct with respect to any director or executive officer will be promptly disclosed and posted on the Company’s website. Amendments to the code will be promptly disclosed and posted on the Company’s website. The code of conduct is available on Polestar’s website. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.
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
Further, the Company is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts the Company from most of Nasdaq’s corporate governance requirements, the Company has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and governance committee consisting entirely of independent directors.
Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity-based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, the Company is exempt from these requirements and may, if not required by the laws of England and Wales, elect not to obtain shareholders’ approval prior to any further issuance of its Class A ADSs or prior to adopting or materially revising equity compensation plans or share incentive plans.
Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Business Combination Closing, the Company may in the future elect to avail itself of these exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Controlled Company
By virtue of being a controlled company under Nasdaq listing rules, the Company may elect not to comply with certain Nasdaq corporate governance requirements, including that:
•    a majority of the board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Business Combination Closing, the Board must be comprised of a majority of independent directors);
•    the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•    the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•    there be an annual performance evaluation of the compensation and nominating and governance committees.
Other than as specified above, the Company may in the future elect to avail itself of these exemptions. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
D. Employees
As of December 31, 2022, the Company had more than 2,377 employees. The Company’s employees are mainly located in Sweden, China, UK and USA.
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
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not Applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS
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

Each outstanding Class A Share is entitled to one vote on all matters submitted to a vote of shareholders. Each Class B Share is entitled to 10 votes on all matters submitted to a vote of shareholders. Each Class C Share is entitled to one vote on all matters submitted to a vote of shareholders. Volvo Cars Preference Subscription Shares, Deferred Shares and GBP Redeemable Preferred Shares (each as defined below) carry no voting rights and do not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company. Holders of Shares have no cumulative voting rights. None of the Company’s shareholders are entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.
The beneficial ownership of the Shares is based on 2,109,911,248 Shares issued and outstanding as of December 31, 2022. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The beneficial ownership percentage set forth below does not take into account (i) Earn Out Shares that might be issued and (ii) Class A Shares in the form of Class A ADSs that will vest pursuant to the Equity Plan and Employee Stock Purchase Plan.
Unless otherwise noted, the business address of each beneficial owner is Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden.

Name of Beneficial Owner	Number of Shares	Approximate Percentage of Outstanding Shares
Executive Officers and Directors:
Thomas Ingenlath	335,620(1)	*
Johan Malmqvist	17,468(2)	—
Dennis Nobelius	12,521(3)	—
Håkan Samuelsson	781,000	*
Carla De Geyseleer	196,750	*
Karen C. Francis	25,275(4)	*
Donghui (Daniel) Li	7,000	—
Dr. Karl-Thomas Neumann	5,250	—
David Richter	135,655	*
James Rowan	13,600	—
Zhe (David) Wei	5,900	—
All directors and executive officers as a group (eleven individuals)	1,536,039	*
Five Percent or More Holders:
Li Shufu(5)	1,866,576,927	88.5%

*    Less than one percent.
(1)    Number of shares owned by Mr. Ingenlath. Additionally, Mr. Ingenlath has been granted 77,635 Restricted Stock Units as part of the Polestar At Listing share program, whereof 25,620 have vested (and are accounted for in the above table). Mr. Ingenlath has also been granted 58,226 Performance Stock Units as part of the Polestar Post Listing share program, which have not yet vested.
(2)    Number of shares owned by Mr. Malmqvist. Additionally, Mr. Malmqvist has been granted 52,933 Restricted Stock Units as part of the Polestar At Listing share program, whereof 17,468 have vested (and are accounted for in the above table). Mr. Malmqvist has also been granted 42,346 Performance Stock Units as part of the Polestar Post Listing share program, which have not yet vested.
(3)    Number of shares owned by Mr. Nobelius. Additionally, Mr. Nobelius has been granted 37,943 Restricted Stock Units as part of the Polestar At Listing share program, whereof 12,521 have vested (and are accounted for in the above table). Mr. Nobelius has also been granted 28,457 Performance Stock Units as part of the Polestar Post Listing share program, which have not yet vested.
(4)    Represents Class A ADSs that Ms. Francis has purchased in connection with the March Sponsor Investment.
(5)    Includes 828,013,737 Class B ADSs for which PSD Investment Limited is the record holder. It also includes 204,572,624 Class A ADSs and 814,219,838 Class B ADSs for which Snita is the record holder, 6,106,660 Class A ADSs for which Northpole GLY 1 LP is the record holder, 13,664,063 Class A ADSs for which GLY New Mobility 1. LP is the record holder, 3 Class A ADSs for which Saxo Capital Markets Pte. Ltd (“Saxo SG”) is the record holder and 2 Class A ADSs for which Saxo Capital Markets HK Limited (“Saxo HK”) is the record holder. Li Shufu controls PSD Investment Limited and directly or indirectly owns approximately 91.9% of equity interests in Geely, which owns approximately 82.0% of equity interests in Volvo Cars and approximately 86.0% of GLy Capital Management Partners (Cayman) Limited. GLy Capital Management Partners (Cayman) Limited controls Northpole GLY GPI, GLY New Mobility GP1 and Northpole GLY GP1, the general partners of Northpole GLY 1 LP, GLY New Mobility 1. LP and Northpole GLY 2 LP, respectively. Saxo SG and Saxo HK are owned and controlled by Geely. Consequently, since voting and dispositive decisions with respect to such securities are ultimately made by Li Shufu, he is deemed to have beneficial ownership over 1,866,576,927 Class A ADSs, assuming the conversion of all Class B ADSs into Class A ADSs. Li Shufu disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein. The business address of Li Shufu and Former Parent is 13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong and the business address of Snita is Stationswerg 2, 4153 RD Beesd, Netherlands.
Holders
As of December 31, 2022, Polestar had approximately 86 shareholders of record for its Class A ADSs, two shareholders of record for its Class B ADSs and four shareholders of record for its Class C ADSs. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street names by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders
Prior to the Business Combination and Pre-Closing Reorganization, 42.7% of Former Parent was owned by PSD Investment Limited and 48.8% of Former Parent was owned by Volvo Cars. After the Business Combination Closing, Li Shufu was deemed to have beneficial ownership interest of 94.7% of the issued and outstanding Shares. Following the liquidation of Former Parent and the distribution of the Shares held by Former Parent to its shareholders, Li Shufu is the beneficial owner of approximately 85.7% of the issued and outstanding Shares, as described in the beneficial ownership table above.
B. Related Party Transactions
The agreement descriptions set forth below do not purport to be complete and are qualified in their entirety by the terms and conditions of the agreements filed as exhibits to this Report.
Business Combination Related Agreements
PIPE Subscription Agreements
On September 27, 2021, GGI and the Company entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors purchased an aggregate of 7,425,742 Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share in a private placement, for an aggregate amount of TUSD67,500. As a result of the December PIPE Subscription Agreements and the March PIPE Subscription Agreements, Polestar sold an aggregate of 25,423,445 Class A ADSs for an aggregate amount of TUSD238,826 to the Initial PIPE Investors, December PIPE Investors and March PIPE Investors. The December PIPE Subscription Agreements and the March PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, except with regard to purchase price.
As a result of the December PIPE Assignment and the March PIPE Assignments, the aggregate investment amount and number of Class A ADSs purchased pursuant to the Subscription Agreements remained unchanged.
Pursuant to the PIPE Subscription Agreements, the Company agreed to file with the SEC (at the Company’s sole cost and expense), within 30 calendar days after the date of the Business Combination Closing, the resale registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and to use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.
Sponsor Subscription Agreement
On September 27, 2021, GGI and the Company entered into the Sponsor Subscription Agreement with the GGI Sponsor, pursuant to which, the GGI Sponsor purchased 9,075,908 Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share on the Business Combination Closing Date, for an aggregate investment of TUSD82,500. Pursuant to the Sponsor Subscription Agreement, the GGI Sponsor had the right to assign its commitment to purchase the Class A ADSs under the Sponsor Subscription Agreement in advance of the Business Combination Closing. As a result of the assignments pursuant to the December Sponsor Subscription Agreement and the March Sponsor Subscription Agreement, and following the purchase by an affiliate of Sponsor of 891,209 Class A ADSs for a purchase price of $9.09 per Class A ADS on the Business Combination Closing Date, for an aggregate investment of TUSD8,101, GGI Sponsor ultimately assigned its commitment under the Sponsor Subscription Agreement to other parties. The Sponsor Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except that the GGI Sponsor had the right to assign its commitment to acquire the Class A ADSs to be purchased under the Sponsor Subscription Agreement in advance of the Business Combination Closing.
Volvo Cars PIPE Subscription Agreement
On September 27, 2021, GGI and the Company entered into the Volvo Cars PIPE Subscription Agreement with Snita, a corporation organized under the laws of Netherlands and a wholly owned indirect subsidiary of Volvo Cars, pursuant to which Snita purchased 10,000,000 Class A Shares in the form of Class A ADSs for a purchase price of $10.00 per share on the Business Combination Closing Date. Pursuant to the Volvo Cars PIPE Subscription Agreement, Snita had the right to assign its commitment to purchase the Class A ADSs under the Volvo Cars PIPE Subscription Agreement in advance of the Business Combination Closing. As a result of the assignments pursuant to the December Volvo Cars PIPE Subscription Agreement and the March Volvo Cars PIPE Subscription Agreement, Volvo Cars via its subsidiary Snita ultimately purchased 1,117,390 Class A ADSs for a purchase price of $10 per Class A ADS on the Business Combination Closing Date, for an aggregate investment of TUSD11,174. The Volvo Cars PIPE Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except with regards to purchase price.
Volvo Cars Preference Subscription Agreement
On September 27, 2021, the Company entered into the Volvo Cars Preference Subscription Agreement with Snita. Pursuant to the Volvo Cars Preference Subscription Agreement, Snita purchased Volvo Cars Preference Subscription Shares for an aggregate subscription price of $10.00 per share, for an aggregate investment amount equal to the Volvo Cars Preference Amount. The proceeds of such subscription will be used to satisfy certain accounts payable that are or will be due and payable by certain subsidiaries of Former Parent to Volvo Cars. The Volvo Cars Preference Subscription Shares converted into Class A ADSs at the Business Combination Closing, in accordance with, and subject to, the terms of the Volvo Cars Preference Subscription Shares.
Registration Rights Agreement

On September 27, 2021, the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI entered into a Registration Rights Agreement, which was amended by the Registration Rights Agreement Amendment No. 1 to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements and further amended by the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect the Amendment No. 2 to the Business Combination Agreement and the March PIPE Subscription Agreements, which provides customary demand and piggyback registration rights. On December 17, 2021, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements. On March 24, 2022, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect the Amendment No. 2 to the Business Combination Agreement and the March PIPE Subscription Agreements. Pursuant to the Registration Rights Agreement, the Company filed the Shelf Registration Statement.
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
Shareholder Acknowledgment
On September 27, 2021, Former Parent, the Former Parent Shareholders, Volvo Car Corporation and the Company entered into the Shareholders Acknowledgement Agreement, which is included as an exhibit to this Report. Pursuant to the Shareholders Acknowledgement Agreement, the Former Parent and the Former Parent Shareholders undertook that (i) at the Business Combination Closing, the initial Board was to include nine directors, a majority of whom would be independent directors, (ii) for a period of three years following the Business Combination Closing, Former Parent and the Former Parent Shareholders will not vote in favor of the removal any independent directors of the Company unless at least two independent directors vote in favor of such removal, (iii) for a period of three years following the Business Combination Closing, Former Parent and the Former Parent Shareholders will not require the Company to convene a general meeting for the purpose of removing an independent director and (iv) for three years following the Business Combination Closing, Former Parent and the Former Parent Shareholders will not to vote in favor of any amendment to the Polestar Articles relating to the composition of the Board or the appointment or removal of Company directors. The GGI Sponsor has third party beneficiary rights to enforce the aforementioned undertakings.
Company Relationships and Related Party Transactions
Agreements with Volvo Cars and Geely
The Snita Term Loan Facility provides a credit facility of up to USD 800,000,000 for an 18 month term. The facility is denominated in U.S. dollars and is available for general corporate purposes. The interest rate applicable to borrowings under the facility is Term SOFR (as described in the facility and subject to a zero floor) plus 4.97%. The interest period of the facility is 6 months and default interest is calculated as an additional 1% on the overdue amount. The facility is required to be repaid on the final termination date, subject to Snita exercising an option to convert all or part of the loan into shares of the Company in connection with a QEO at the QEO Conversion Price (such shares, the “Conversion Shares”). A “QEO” refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of the Company, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The “QEO Conversion Price” refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the facility). The Company may not reborrow any part of the Snita Term Loan Facility which has been repaid. The Company’s obligations under the facility are not guaranteed or secured. The facility contains customary negative covenants, including, but not limited to, restrictions on the Company’s ability to make certain acquisitions, loans and guarantees. The facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management. The facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications. The facility provides that, upon the occurrence of certain events of default, the Company’s obligations thereunder may be accelerated. Such events of default include payment defaults to Snita thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors’ process affecting assets over a certain minimum amount, and other customary events of default. The facility is governed by English law.
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
PHEV IP Sub-License Agreement, dated as of September 4, 2018, between Volvo Car Corporation and Polestar Performance AB is a sub-license agreement relating to certain technology used in Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Cars a per vehicle fee determined in accordance with the agreement and paid on a monthly basis. The agreement may terminate within 90 days of written notice for breach or immediately upon the insolvency of the other party.
PHEV IP Sub-License Agreement, dated as of September 7, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd, as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a sublicense agreement relating to certain technology used in Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Cars a per vehicle fee determined in accordance with the agreement and paid on a monthly basis. In addition, if an “Event of Default” (as defined in the agreement) occurs, the non-defaulting party may terminate the agreement with immediate effect.
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
Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a service agreement under which Volvo Cars provides Polestar New Energy Vehicle Co. Ltd. and Polestar Automotive China Distribution Co., Ltd. with manufacturing engineering services connected with Polestar 1 and Polestar 2, respectively. The agreement provides that the applicable Polestar entity will pay Volvo Cars a semi- annual service charge based on the estimated hours required for the services to be performed charged at hourly rates. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by the parties on an annual basis. This agreement remains in effect until the date of the final status report as described in the agreement. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 14 days of written notice for breach or immediately upon the insolvency of the other party. The applicable Polestar entity also has the right to cancel the services performed for convenience upon 30 days’ written notice. The Service Agreement, dated as of December 21, 2018, between Daqing Volvo Car Manufacturing Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Daqing Volvo Car Manufacturing Co. Ltd. also governs the provision of manufacturing engineering services in relation to the production of Polestar vehicles and its terms largely mirror the previously described agreement, but with Daqing Volvo Car Manufacturing Co. Ltd. acting as the service provider. On December 23, 2020, Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd. entered into a Settlement Agreement relating to a dispute that arose pursuant to the Service Agreement. The Settlement Agreement provided that Volvo Car Corporation would compensate Polestar New Energy Vehicle Co. Ltd. for costs and losses associated with delayed deliveries of certain components and the delivery of defective components resulting in a recall of Polestar vehicles.
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
Performance Software Agreement, dated as of January 1, 2020, between Polestar Performance AB and Volvo Car Corporation is an agreement relating to the design, development and supply of performance enhancing software by Polestar Performance AB for Volvo Car Corporation to distribute in their infrastructure for software download. The agreement remains in effect until either party terminates the agreement. Either party may terminate the agreement for convenience by giving notice to the other party at least six months before the start the start of the next model year, which is week seventeen, day one of each year. If the agreement is terminated for convenience, the agreement will remain in force until the start of the next model year. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party.
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
Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB is an agreement relating to the planned production of Polestar 3 vehicles in Volvo Cars' South Carolina, USA plant. The agreement imposes a binding commitment on Polestar Performance AB to fund certain investments, relating to common equipment, for example, necessary to manufacture and assemble Polestar 3 vehicles at the South Carolina plant and confirms both parties’ intention to enter into a more robust agreement governing production no later than one year before such production’s planned start. The agreement provides that the general principle to be applied to the pricing of such vehicle production will be one of actual cost plus a mark-up. The agreement terminates when the more detailed production agreement is signed. In addition, either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to terminate the agreement for convenience upon 60 days’ written notice. The Financial Undertaking Agreement— Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB largely mirrors the previously described agreement but instead imposes investment commitments on Polestar Performance AB relating to Polestar 3 unique equipment (rather than common equipment that is used in the production of both Volvo’s and Polestar’s vehicles).
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
Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with various operation and maintenance services related to the GOLD Platform. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on Polestar Performance AB’s share of actual hours required for the services to be performed by Volvo Car Corporation. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance

AB also has certain service cancellation rights and has an immediate termination right with respect to certain breaches by Volvo Car Corporation.
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
New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited, a joint venture between Volvo Car Corporation and Santander Consumer (UK) plc, and Polestar Automotive UK Limited, is an agreement under which Volvo Car Financial Services UK Limited has agreed to make a standing offer to sell Floorplan Vehicles to Polestar Automotive UK Limited, and Polestar has agreed to purchase such Floorplan Vehicles. Under the agreement, Polestar may display Floorplan Vehicles for sale via the internet or in its premises or those premises operated by third party entities approved by and acting for or on behalf of Polestar for the purpose of marketing and in return, Polestar has agreed to pay certain charges to Volvo. The agreement may be terminated by either party at any time with written notice to the other party.
Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc. is an agreement governing the outbound logistics through the utilization of Volvo Cars USA LLC’s existing vehicle distribution process. Under the agreement, Polestar pays Volvo for the estimated hours of work performed and other costs incurred by Volvo Cars. The agreement remains in full force and effect until the services are completed and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Finance Cooperation Agreement, dated as of May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK LTD. Under this agreement, Volvo Car Financial Services UK Limited (i) provides financing to Polestar Automotive UK LTD to enable Polestar Automotive UK LTD to purchase Polestar vehicles, (ii) markets and sells retail finance arrangements to customers in accordance with the terms of the agreement and (iii) agrees to develop and operate a technical infrastructure to be used to market and sell such financial arrangements. Should Polestar Automotive UK LTD be interested in additional financing services not included in the “Services” (as defined in the agreement), it promises to use its best endeavors to engage Volvo Car Financial Services UK Limited as their financial partner for such services. The agreement continues in effect until the third anniversary of when the Services commenced. After such initial term, the agreement automatically continues in effect for subsequent terms of 36 months unless one of the parties provides a written termination notice to the other at least six months prior to the expiration of the original term or any subsequent 36 month extension term. In addition, Polestar Automotive UK LTD and Volvo Car Financial Services UK Limited each have certain termination rights as described in the agreement. Further, if certain severe market disruptions occur, Volvo Car Financial Services UK Limited has the right to unilaterally revise any of the commercial terms of the agreement. Volvo Car Financial Services UK Limited also has the right to revise the commercial terms of the agreement once every 12 months should a “Trigger Event” (as defined in the agreement) occur.
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
The Framework Agreement on Import and Export of Polestar Vehicles between Volvo Car Corporation and Polestar Performance AB, dated June 21, 2022, establishes the framework for import of Polestar vehicles into the United States by Volvo Cars. The Volvo Cars entity will purchase Polestar vehicles from Polestar and resell those vehicles to the Polestar distributor. In calculating the sales price of Polestar vehicles to Volvo Cars, the Volvo Cars purchase price will include the amount of duties refunded to the Volvo Cars under the US duty drawback regulations. This Agreement will continue until claims for duty drawback have been made on all eligible Polestar vehicles.
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

The Research and Development Frame Agreement, dated as of July 5, 2022, between Polestar Performance AB and China Euro Vehicle Technology AB governs China Euro Vehicle Technology AB’s provision to Polestar Performance AB of facilities, skills, material and human resources for conducting activities of research and development in connection with automotive goods such as passenger cars, auto components and parts and service parts. Fees paid under the agreement are in part based on actual development and disbursement costs and take into account the full costs incurred plus an arm’s length mark-up. The agreement is in effect for two years, unless terminated for convenience by either party with six months’ prior written notice or for good cause or default.

The Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. and Polestar Automotive China Distribution Co. Ltd. governs Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd.’s provision of certain services related to manufacturing engineering support for running change program upgrades of the Polestar 2 vehicle. Service charges are based on actual hours required for the service to be performed, and the hourly rates are determined on an annual basis. The agreement is in effect until the end of production of the Polestar 2 car (until the services are completed) and may be terminated by either party with immediate effect in the event of a material breach. Polestar Automotive China Distribution Co. Ltd. may terminate the agreement for certain types of breach with immediate effect and also may terminate the agreement for convenience with 30 days’ prior written notice to Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. Either party is also entitled to terminate the agreement for convenience with 60 days’ prior written notice to the other party.
Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides to and manages on behalf of Polestar Performance AB various cloud infrastructure and connected services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge based on the development, operations and maintenance costs and determined using the cost plus method. Polestar Performance AB also reimburses Volvo Car Corporation for all costs Volvo Car Corporation incurs in order to provide unique development services for Polestar. The agreement is effective retroactively from January 1, 2018 and remains in effect until terminated in accordance with the agreement. The agreement may be terminated by either party upon a material breach that has not been remedied within 30 days of written notice from the other party to remedy such breach or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Polestar Performance AB is also entitled to terminate the agreement with immediate effect under certain circumstances as specified in the agreement. Further, either party may terminate the agreement for convenience upon providing 18 months written notice to the other party.
Amendment Agreement no 1, dated February 3, 2023 to Prototype Supply Agreement, effective as of July 1, 2022, among Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., a subsidiary of Geely, Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd. is an agreement governing Polestar Performance AB’s purchase of “Prototypes” (as defined in the agreement), which Polestar Performance AB uses for research and development activities, from Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd. The price for the “Prototypes” is determined based on arm’s length terms applying the cost plus method. Polestar Performance AB also compensates Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd. for the financing it assumed related to the direct materials purchased for the “Prototype” build. The agreement remains in effect until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation, is a framework service agreement under which Volvo Car Corporation’s aftermarket organization provides Polestar Performance AB with services supporting Polestar’s aftermarket deliveries to car customers and Polestar workshops who are repairing, maintaining and/or servicing Polestar vehicles. The services provided are called off by Polestar according to an agreed call off process. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge for the services called off, taking into account the actual hours required for the services to be performed, plus a fee for the use of the VOICE system supporting automated translation and publication. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until December 31, 2023, where after it need to be extended. Either party may terminate the agreement for convenience, or cancel a called off service, upon 6 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. The parties can agree on shorter cancellation notice on individual call offs/services.
Amendment Agreement No. 1, dated December 13, 2022, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding an additional model year program. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Automotive China Distribution Co. Ltd. is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Automotive China Distribution Co. Ltd. may cancel the delivery of “Polestar Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement). The Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB largely mirrors the previously described Amendment Agreement No. 1, relating to the License and License Assignment Agreement, dated April 2021, but with Polestar Performance AB acting as the relevant Polestar party.
Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB is an agreement regulating certain updates and upgrades made to certain technology in the Polestar 2. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a fee based on Polestar´s volume share of Volvo Car Corporation’s actual development cost, as calculated on a time and material basis applying an arm’s length mark-up. The hourly rates charged under the agreement are reviewed and updated annually. The agreement remains in effect during the validity of the license period of the license granted under the agreement unless terminated upon 12 months’ written notice. In addition, the agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Further, Polestar Performance AB also has certain termination and cancellation rights under the agreement.
Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., is a service agreement under which Volvo Car Corporation provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to termination for convenience within 30 days written notice and Volvo Car Corporation has the right to terminate for convenience within 60 days written notice. The Service Agreement, dated November 22, 2022, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd., largely mirrors the previously described Service Agreement, but with Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. acting as the service provider.
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
ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
Consolidated Financial Statements
The financial statements required by this item are included at Part III. Item 18. Financial Statements.
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
Dividends and Distributions
The Company has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which we believe would be of the most benefit to our shareholders. The declaration of dividends, if any, will be subject to the discretion of the Board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others. Also see Exhibit 2.11 (Description of Securities).
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
D.    Selling Shareholders
Not applicable.
E.    Dilution

Not applicable.
F.    Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION
A.    Share Capital
Not applicable.
B.    Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of the Polestar Articles, is set forth in Exhibit 2.11 (Description of Securities) filed as an exhibit to this Report and is incorporated herein by reference.
C.     Material Contracts
Material Contracts Relating to the Company’s Operations
Information pertaining to certain of the Company’s material contracts is set forth in Item 3.D “Risk Factors,” Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects,” and Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”
Material Contracts Relating to the Business Combination
Business Combination Agreement
On September 27, 2021, GGI, Former Parent, Polestar Singapore, Polestar Sweden, the Company and Merger Sub, entered into a Business Combination Agreement, which is included as an exhibit to this Report. At the Business Combination Closing, the Company completed the Pre-Closing Reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became wholly owned subsidiaries of the Company. See “Explanatory Note” in this Report for additional information regarding the Business Combination.

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
Indemnity of Directors
See “—Additional Information—Articles of Association—Polestar Articles and English Law Considerations—Indemnity of Directors” in Item 10.B above.
At the Business Combination Closing, Polestar adopted the Equity Plan and the Employee Stock Purchase Plan (each, as defined and described below). See Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions” for descriptions of material contracts.
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
E.    Taxation
Material U.S. Federal Income Tax Considerations
This section describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of AD securities. This discussion applies only to AD securities held as capital assets for U.S. federal income tax purposes

(generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to U.S. Holders in light of their particular circumstances or status, including the Medicare contribution tax on net investment income, or U.S. Holders who are subject to special rules, including:
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
•    accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; investors subject to the U.S. “anti-inversion” rules;
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
Based upon the terms of the Business Combination and Pre-Closing Reorganization, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, we believe that the Section 7874 ownership percentage was less than 60% after the Business Combination. Accordingly, we do not believe the Company will be treated as a U.S. corporation for U.S. federal income tax purposes, dividends paid by the Company may be “qualified dividends” (subject to the discussion below regarding the passive foreign investment company rules and other applicable requirements under Section 1 of the Code) and we do not expect the U.S. subsidiaries of the Company to be subject to the limitations and other rules described above under Section 7874 of the Code. However, the rules for determining ownership under Section 7874 of the Code are complex and unclear and there is no assurance the IRS will agree with our determination that the Section 7874 ownership percentage was less than 60% following the Business Combination.
If the IRS successfully asserts that the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes. However, if the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, dividend payments would generally constitute “qualified dividends” and be subject to tax at the rates accorded to long-term capital gains. Furthermore, if the IRS were to successfully assert that the 60% ownership test has been met, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited.
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
a. Class C ADSs Treated as Stock
The following discussion assumes that the Class C ADSs are treated as stock for applicable U.S. federal income tax purposes.
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
Possible Constructive Distributions
The terms of each Class C ADS provide for an adjustment to the number of Class A ADSs for which an Class C ADS may be exercised or converted, or to the exercise or conversion price of a Class C ADS in certain events, as discussed in Exhibit 2.11 (Description of Securities) of this Report. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Class C ADS would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of the Class A ADSs that would be obtained upon exercise or conversion) as a result of a distribution of cash to the holders of Class A ADSs which is taxable to the U.S. Holders of such Class A ADSs as described under “—Distributions on Class A ADSs” above. Such constructive distributions would be subject to tax as described under that section in the same manner as if the U.S. holder received a cash distribution from the Company equal to the fair market value of such increased interest.
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
Based on the projected composition of the Company’s income and assets (including the income and assets of each subsidiary for which the Company owns, directly or indirectly, 25% or more (by value) of its stock), the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2022 and does not expect to be classified as a PFIC for its current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
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
Not applicable.
G. Statement by Experts
Not applicable.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
The Company intends to furnish to the SEC with a Form 6-K its UK annual report along with the convening notice and proxy forms when such materials are distributed to its shareholders in advance of the Company's annual general meeting.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Report under Item 5.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities.
Not applicable.

B.    Warrants and Rights.
Not applicable.
C.    Other Securities.
Not applicable.
D.    American Depositary Shares.
For a description the Company’s ADSs, see Exhibit 2.11 (Description of Securities) of this Report.

Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the applicable deposit agreement:

Service	Fees
• Other than the initial deposit in connection with the Business Combination, issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A Shares or Class C Shares, upon a change in the ADS(s)-to-Share ratio or conversion of Class C Shares/ Class C ADSs or for any other reason), excluding ADS issuances as a result of distributions of Class A Shares or Class C Shares	Up to US$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

• Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, upon conversion of Class C ADSs into Class A ADSs, or upon conversion of Restricted ADSs (each as defined in the applicable deposit agreement) into freely transferable ADSs, and vice versa).	Up to US$0.05 per ADS (or fraction thereof) converted
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
Fees and Other Payments Made by the Depositary to Us
The Depositary may reimburse the Company for certain expenses incurred by the Company in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary agree from time to time. The Depositary also has agreed to pay certain legal expenses on behalf of the Company.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
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

Polestar and its independent registered public accounting firm were not required to, and did not, perform an evaluation of Polestar’s internal controls over financial reporting as of December 31, 2022 or any prior period in accordance with the provisions of the Sarbanes-Oxley Act.

Polestar management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2022 were not effective for the reasons set forth below. In connection with the audit of Polestar's financial statements as of the year ended December 31, 2022, management concluded that there were four material weaknesses in internal control over financial reporting as of December 31, 2022: (i) The controlling department does not have a sufficient number of qualified personnel connecting operations and finance and the accounting function does not have fully formalized accounting processes or a sufficient number of personnel with technical accounting and SEC regulatory reporting expertise to perform reviews of financial reporting matters and other key controls, including performing timely reviews of work performed by external advisors. This caused a failure to design and maintain an effective control environment with the appropriate associated control activities; (ii) A lack of appropriate processes and controls to recognize revenue in accordance with IFRS 15; (iii) A lack of appropriate processes and controls to properly recognize intangible assets at period end in accordance with service agreements for upcoming car models; and (iv) Insufficient processes and controls over the existence, completeness and valuation of inventory.
The material weaknesses related to the control environment and lack of sufficient qualified finance personnel within the controlling and accounting function resulted in material adjustments to certain accounts and disclosures. The Consolidated Statement of Financial Position was corrected prior to the issuance of Polestar’s Consolidated Financial Statements for the year ended December 31, 2022. While neither the deficiencies related to revenue recognition nor proper recognition of intangible assets as well as inventory count/inventory valuation resulted in any material adjustment to the Consolidated Statement of Financial Position for the year ended December 31, 2022, such deficiencies could result in misstatements potentially impacting financial statement accounts and disclosures that would not be prevented or detected in a timely manner.
During the year ended December 31, 2022, management completed the following remediation actions:
(i)designed and implemented internal control framework to cover entity level, business processes and information technology risks;
(ii)strengthened finance function through the addition of accounting and financial compliance personnel and training; and
(iii)designed and implemented controls to support appropriate revenue recognition.
In addition to the remediation activities performed to date, Polestar is considering the full extent of procedures to fully remediate the material weaknesses described above. The current remediation plan includes the following:
(i)continue hiring additional accounting and finance resources with appropriate technical accounting and reporting experience to execute key controls related to various financial reporting processes;
(ii)continue to document, evaluate, remediate, and test internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control; and
(iii)continue to assess information technology general controls and, as necessary, design and implement enhancements to such controls.
Polestar will monitor the effectiveness of internal control over financial reporting in the areas affected by the material weaknesses described above and will continue to perform additional procedures prescribed by management. Refer to Item 3.D “Risk Factors” for more information on risks related to material weakness in Polestar’s internal controls.

Management’s Annual Report on Internal Control over Financial Reporting
This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.
Attestation Report of the Registered Public Accounting Firm
This Report does not include an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
Other than the changes intended to remediate the material weaknesses noted above, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert.
The Board has determined that Carla De Geyseleer is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. Ms. De Geyseleer is independent within the meaning of the listing rules of Nasdaq. Information related to members of Polestar's audit committee is set forth under the Item 6C. “Directors, Senior Management and Employees—Board Practices—Audit Committee.”
Item 16B. Code of Ethics
The Board has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of the Company’s directors, officers, employees, and, as applicable, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on the Company’s website. Amendments to the code will be promptly disclosed and posted on the Company’s website. The code is available on Polestar’s website at https://legal.polestar.com/uk/ethics/. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.
Item 16C. Principal Accountant Fees and Services
Deloitte AB served as Polestar’s principal external auditor in 2022 and 2021. Deloitte AB's offices are located at Rehnsgatan 11, SE-113 79 Stockholm, Sweden and its PCAOB ID is 1126. The following table shows the aggregate fees billed or to be billed by Deloitte AB for the services indicated during the years ended December 2022 and 2021:

	For the year ended December 31,
	2022	2021
	($ thousands)
Audit fees	11,159	491
Audit-related fees	412	—
Tax fees	—	—
All other fees	—	2,306
Total	11,571	2,797
“Audit fees” consists of the aggregate fees billed or to be billed for the audit of Polestar's annual consolidated financial statements and the statutory financial statements of certain subsidiaries. This includes interim review services that Deloitte AB provides related to regulatory filings with the SEC and the provision of comfort letters in connection with funding transactions.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Polestar's financial statements and are not reported under Audit fees. This includes Sarbanes-Oxley Act readiness and internal control review services.
“Tax fees” are the aggregate fees billed for tax advisory and compliance services.
“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories. This includes advisory services related to marketing and advertising.
The Audit Committee has adopted a pre-approval policy that provides guidelines for audit, audit-related and other non-audit services that may be provided to Polestar. All of the fees in the table above were approved in accordance with this policy. The policy (a)

identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that Deloitte AB's independence is not impaired; (b) describes the audit and audit-related services that may be provided and the non-audit services that are prohibited; and (c) sets forth pre-approval requirements for all permitted services. Under the policy, all services to be provided by Deloitte AB must be pre-approved by the Audit Committee. The Audit Committee has delegated authority to approve permitted services up to certain fee thresholds to the Audit Committee’s Chair. Such approval must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting. Once the Audit Committee or its Chair has approved the overall fees for certain audit, audit-related or non-audit services to be provided by Deloitte AB, the Polestar Chief Financial Officer may then authorize specific fees of Deloitte AB up to certain capped amounts depending on the type of service.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Polestar is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts Polestar from most of Nasdaq’s corporate governance requirements, Polestar has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and governance committee consisting entirely of independent directors.
Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, Polestar is exempt from these requirements and may, if not required by the laws of England and Wales, elect not to obtain shareholders’ approval prior to any further issuance of its Class A ADSs or prior to adopting or materially revising equity compensation plans or share incentive plans.
Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Business Combination Closing, Polestar may in the future elect to avail itself of foreign private issuer exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
Further, by virtue of being a controlled company under Nasdaq listing rules, Polestar may elect not to comply with certain Nasdaq corporate governance requirements, including that:
•a majority of the board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Business Combination Closing, the Board must be comprised of a majority of independent directors);
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•there be an annual performance evaluation of the compensation and nominating and governance committees.
Due to Polestar's status as a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18.    FINANCIAL STATEMENTS
Polestar's audited consolidated financial statements are included in this Report beginning at page F-1.

ITEM 19.    EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Schedule Form	Exhibit	Filing Date

1.1	Articles of Association of Polestar Automotive Holding UK PLC, as currently in effect.	8-K**	4.1, Exhibit A	June 27, 2022

2.1	ADS Deposit Agreement—Class A ADSs.	F-6EF	(a)	August 26, 2022

2.2	Form of Class A American Depositary Receipt.	F-4/A	4.2	May 23, 2022

2.3	ADS Deposit Agreement—Class C-1 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.4	Form of Class C-1 American Depositary Receipt.	F-4/A	4.4	May 23, 2022

2.5	ADS Deposit Agreement—Class C-2 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.6	Form of Class C-2 American Depositary Receipt.	F-4/A	4.6	May 23, 2022

2.7	Warrant Agreement, dated March 22, 2021, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.9	May 23, 2022

2.8	Amendment to Warrant Agreement, dated April 7, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.10	May 23, 2022

2.9	Specimen Warrant Certificate (included as Exhibit A to Annex C-1 to the proxy statement/prospectus) (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.11	May 23, 2022

2.10	Class C Warrant Amendment, dated June 23, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A.	8-K**	4.1	June 27, 2022

2.11*	Description of Securities.

4.1##	Business Combination Agreement, dated as of September 27, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	2.1	May 23, 2022

4.2##	Amendment No. 1 to the Business Combination Agreement, dated as of December 17, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	December 17, 2021

4.3##	Amendment No. 2 to the Business Combination Agreement, dated as of March 24, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	March 25, 2022
4.4	Amendment No. 3 to the Business Combination Agreement, dated as of April 21, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	April 21, 2022

4.5	Form of Subscription Agreement (incorporated by reference to Annex F to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.1	May 23, 2022

4.6	Registration Rights Agreement, dated as of September 27, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.4	May 23, 2022

4.7+	Form of Director & Officer Indemnity Agreement.	F-4/A	10.5	May 23, 2022

4.8+	Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan.	S-8	99.1	August 29, 2022

4.9+	Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan.	S-8	99.2	August 29, 2022

4.10	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.8	May 23, 2022

4.11†	Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.9	May 23, 2022

4.12†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.10	May 23, 2022

4.13	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.11	May 23, 2022

4.14†
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
		F-4/A	10.12	May 23, 2022

4.15†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd.	F-4/A	10.13	May 23, 2022

4.16†	PHEV IP Sub-License Agreement, dated as of September 4, 2018, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.14	May 23, 2022
4.17†	PHEV IP Sub-License Agreement, dated as of September 7, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd, as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.15	May 23, 2022

4.18†	Change Management Agreement, dated as of June 12, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.16	May 23, 2022

4.19†	Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.17	May 23, 2022

4.20†	Service Agreement, dated as of November 17, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar New Energy Vehicle Co., Ltd.	F-4/A	10.18	May 23, 2022

4.21†	Service Agreement, dated as of November 13, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd.	F-4/A	10.19	May 23, 2022

4.22†	Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.20	May 23, 2022

4.23†	Service Agreement, dated as of December 21, 2018, between Daqing Volvo Car Manufacturing Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Daqing Volvo Car Manufacturing Co. Ltd.	F-4/A	10.21	May 23, 2022

4.24†	Service Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.22	May 23, 2022

4.25†	Service Agreement, dated as of December 21, 2018, between Volvo Car (Asia Pacific) Investment Holding Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd and Volvo Car (Asia Pacific) Investment Holding Co. Ltd.	F-4/A	10.23	May 23, 2022

4.26†	Service Agreement, dated as of August 9, 2018, between Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Service Agreement, dated as of August 26, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar New Energy Vehicle Co., Ltd., AB.	F-4/A	10.24	May 23, 2022

4.27†	Service Agreement, dated as of December 17, 2019, between Volvo Car Belgium NV, Ltd. and Polestar Performance AB, as amended by the Amendment to the Service Agreement, dated as of March 4, 2020, between Volvo Car Belgium NV, Ltd. and Polestar Performance AB.	F-4/A	10.25	May 23, 2022

4.28†	Component Supply Agreement, dated as of 2018, between Polestar New Energy Vehicle Co., Ltd. and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch.	F-4/A	10.26	May 23, 2022

4.29†	General Distributor Agreement, effective as of January 1, 2020, between Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.27	May 23, 2022

4.30†	License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.28	May 23, 2022
4.31†	License and License Assignment Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.29	May 23, 2022

4.32†	Unique Vendor Tooling Agreement, dated as of December 23, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Geely Automobile Research & Development Co., Ltd.	F-4/A	10.30	May 23, 2022

4.33†	Car Model Manufacturing Agreement, dated as of November 28, 2018, between First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of July 7, 2021, between Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution (Taizhou) Co., Ltd. and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd.	F-4/A	10.31	May 23, 2022

4.34†	Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB., as supplemented by the Supplement Car Manufacturing Agreement, dated as of May 2021, between Polestar Performance AB and Asia Euro Manufacturing (Taizhou) Co. Ltd., as amended by the Amendment Car Model Manufacturing Agreement, dated as of July 7, 2021, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co. Ltd.	F-4/A	10.32	May 23, 2022

4.35†	License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Assignment and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.33	May 23, 2022

4.36†	License Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Polestar Performance AB, Polestar New Energy Vehicle Co., Ltd., Volvo Car Corporation and Volvo Cars (China) Investment Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.34	May 23, 2022

4.37†	Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.35	May 23, 2022

4.38†
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
		F-4/A	10.36	May 23, 2022

4.39†	Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.37	May 23, 2022

4.40†	Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.38	May 23, 2022

4.41†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.39	May 23, 2022

4.42†	Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.40	May 23, 2022

4.43†	Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.41	May 23, 2022

4.44†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.42	May 23, 2022

4.45†	Performance Software Agreement, dated as of January 1, 2020, by and between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.43	May 23, 2022

4.46†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.44	May 23, 2022

4.47†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.45	May 23, 2022

4.48†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.46	May 23, 2022

4.49†	Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.47	May 23, 2022

4.50†	Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.48	May 23, 2022

4.51†	Service Agreement, dated as of January 28, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.49	May 23, 2022

4.52†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.50	May 23, 2022

4.53†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.	F-4/A	10.52	May 23, 2022

4.54†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.53	May 23, 2022

4.55†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.54	May 23, 2022

4.56†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.55	May 23, 2022

4.57†	Service Agreement, dated as of January 19, 2021, between Volvo Car UK Limited and Polestar Performance AB.	F-4/A	10.56	May 23, 2022

4.58†	European CO2 Emission Credits 2020 Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.57	May 23, 2022

4.59†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.	F-4/A	10.58	May 23, 2022

4.60†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.59	May 23, 2022

4.61†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.60	May 23, 2022

4.62†	Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.61	May 23, 2022

4.63†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.62	May 23, 2022

4.64†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.63	May 23, 2022

4.65†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.64	May 23, 2022

4.66†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.65	May 23, 2022

4.67†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	F-4/A	10.66	May 23, 2022

4.68†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.	F-4/A	10.67	May 23, 2022

4.69†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.68	May 23, 2022

4.70†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.69	May 23, 2022

4.71†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.	F-4/A	10.70	May 23, 2022

4.72+†	Employment Agreement, effective as of July 1, 2017, by and between Polestar Performance AB and Thomas Ingenlath.	F-4/A	10.71	May 23, 2022

4.73+†	Employment Agreement, dated as of September 17, 2021, by and between Polestar Performance AB and Johan Malmqvist.	F-4/A	10.72	May 23, 2022

4.74+†	Employment Agreement, dated as of July 13, 2020, by and between Polestar Performance AB and Dennis Nobelius.	F-4/A	10.73	May 23, 2022

4.75	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.74	December 17, 2021

4.76†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.76	May 23, 2022

4.77	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Volvo Car Corporation, Snita Holding B.V., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.77	May 23, 2022

4.78	Form of Amendment to Acknowledgement Agreement to the Shareholders Agreement, by and among Volvo Car Corporation, Snita Holding B.V., Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.78	May 23, 2022

4.79†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.79	May 23, 2022

4.80†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	F-4/A	10.80	May 23, 2022

4.81†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.81	May 23, 2022

4.82†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.	F-4/A	10.82	May 23, 2022

4.83	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.	8-K**	10.2	March 25, 2022

4.84†	Cooperation Agreement, dated April 1, 2020, by and between Polestar Automotive China Distribution Co., Ltd. and Hangzhou Easybao Technology Co., Ltd.	F-4/A	10.85	May 23, 2022

4.85†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.	F-4/A	10.86	May 23, 2022

4.86†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.	20-F	4.91	June 29, 2022

4.87†	Sale & Purchase Agreement, dated as of June 21, 2022, by and between Volvo Car USA LLC and Polestar Automotive USA Inc.	20-F	4.92	June 29, 2022

4.88†	Importer Agreement, dated as of June 21, 2022, by and between Polestar Performance AB and Volvo Car USA LLC.	20-F	4.93	June 29, 2022

4.89†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.	20-F	4.94	June 29, 2022

4.90†	Research and Development Frame Agreement, dated as of July 5, 2022, by and between Polestar Performance AB and China Euro Vehicle Technology AB.	F-1/A	10.91	August 18, 2022

4.91†	Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) and Polestar Automotive China Distribution Co. Ltd.	F-1/A	10.92	August 18, 2022

4.92†	Prototype Supply Agreement, dated as of July 26, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	F-1/A	10.95	August 18, 2022

4.93*†	Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB.

4.94*†
Amendment Agreement 1 to Prototype Supply Agreement, dated as of February 3, 2023, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.

4.95*†	Framework Service Agreement, dated as of December 23, 2022, between Volvo Car Corporation and Polestar Performance AB.

4.96*†
Amendment Agreement No. 1 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of December 13, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co Ltd.

4.97*†	Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB.

4.98*†
Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.

4.99	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	November 3, 2022

4.100*†
Amendment and Restatement Agreement to Trade Finance Facility Agreement, dated February 26, 2023, between Polestar Performance AB, as Borrower and Obligors’ Agent, Standard Charter Bank, as Agent, and Standard Chartered Bank, as Security Agent.

4.101*†	Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB.
4.102*†
Service Agreement, dated November 22, 2022, between Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.

8.1*	Subsidiaries of Polestar Automotive Holding UK PLC.

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited).

15.2	Declaration of Intent, dated March 3, 2022, by Snita Holding B.V.	F-4/A	99.13	May 23, 2022

15.3	Declaration of Intent, dated March 3, 2022, by PSD Investment Ltd.	F-4/A	99.14	May 23, 2022
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document).

* Filed herewith.
** Form 8-K was originally filed by Gores Guggenheim, Inc., which became a subsidiary of Polestar in connection with the Business Combination.
*** Furnished herewith.
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
April 14, 2023

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

By:	/s/ Johan Malmqvist
Name:	Johan Malmqvist
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS
Polestar Automotive Holding UK PLC
Consolidated Financial Statements — For the years ended December 31, 2022, 2021 and 2020

The Polestar Group
Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company requires additional financing to support operating and development activities that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue — Refer to Notes 1 and 4 to the financial statements
Critical Audit Matter Description
The Company’s revenue primarily consists of revenue from the sales of vehicles, which are sold to individuals, fleet customers, financial service providers, dealers and importers based on contractual agreements. The Company recognizes revenue at the point in time when the customer obtains control of the vehicle, and thus has the ability to direct the use of, and obtain the benefits from, the vehicle. During the year ended December 31, 2022, the Company recognized $2,404 million of revenue related to sales of vehicles.
We identified revenue recognition related to the sales of vehicles as a critical audit matter because of the nature of the various agreements and the complexity of certain terms in these contracts that may affect the timing or measurement of revenue recognition. This required both extensive audit effort due to the variation and complexity in terms in some of the contracts and a high degree of auditor judgment in determining the audit procedures as well as the nature and extent of audit evidence required to determine that revenue recognition was appropriate.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognized for the sale of vehicles included, but were not limited to:
•We obtained an understanding of management’s process for identifying and reviewing contracts with all types of customers and determining the revenue recognition treatment in accordance with IFRS 15, Revenue from Contracts with Customers.

•For a sample of agreements with customers, we obtained the contract and assessed the contract for those terms that could impact the appropriateness of revenue recognition. For those contracts identified with complex terms, we evaluated whether the Company appropriately accounted for those contracts in accordance with IFRS 15.
•We performed detailed transaction testing for a sample of revenue from the sale of vehicles, by obtaining and inspecting sales orders or contracts with the customer and other related source documents, including delivery documents, invoices and cash receipts, as applicable, to determine that control had transferred to the customer.
•For a sample of revenue from the sale of vehicles for certain customers, we also confirmed directly with the customers the contract terms and conditions.
•We considered audit evidence obtained throughout our audit as to whether there is any wider information relevant to the point in time at which the Company recognizes revenue.
•We addressed this matter by performing procedures to evaluate audit evidence and the nature and extent of audit procedures performed in connection with forming our overall opinion on the consolidated financial statements.

Inventories — Refer to Notes 1 and 18 to the financial statements
Critical Audit Matter Description
The Company had inventories of $659 million at December 31, 2022. Inventories includes new, used, and internal vehicles that are held in geographically disparate locations. Management employs a range of procedures, including physical counts to record and verify the existence, completeness, and condition of inventories. Inventories are valued at the lower of cost or net realizable value.
We identified the existence, completeness, and valuation of inventories as a critical audit matter because of the extent of effort in performing procedures and evaluating audit evidence due to the geographical dispersion of the Company’s inventories.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to inventory existence, completeness and valuation included, but were not limited to:
•For a selection of inventory locations:
◦we observed management's inventory count procedures close to the year-end date and performed independent sample counts and tested the Company’s roll-forward or roll-back of balances, between the time of the inventory count and December 31, 2022, or
◦we obtained confirmations to test the inventory held at third-party locations.
•For a sample of inventory, we obtained third-party invoices and other relevant documents to recalculate the vehicle cost.
•We developed an independent expectation of the net realizable value of inventory using historic inventory activity and selling price and compared our independent expectation to the amount recorded.
•We performed procedures to evaluate the sufficiency and appropriateness of audit evidence and the nature and extent of audit procedures performed in connection with forming our overall opinion on the consolidated financial statements.

/s/Deloitte AB
Gothenburg, Sweden
April 14, 2023
We have served as the Company's auditor since 2021.

Polestar Automotive Holding UK PLC
Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the year ended December 31,
	Note	2022	2021	2020
Revenue	4	2,461,896	1,337,181	610,245
Cost of sales	5	(2,342,453)	(1,336,321)	(553,724)
Gross profit		119,443	860	56,521
Selling, general and administrative expense	5	(864,598)	(714,724)	(314,926)
Research and development expense	5	(167,242)	(232,922)	(183,849)
Other operating income and expense	8	(1,565)	(48,053)	1,766
Listing expense	16	(372,318)	—	—
Operating loss		(1,286,280)	(994,839)	(440,488)
Finance income	9	8,552	32,970	3,199
Finance expense	9	(108,435)	(45,249)	(34,034)
Fair value change - Earn-out rights	16	902,068	—	—
Fair value change - Class C Shares	16	35,090	—	—
Loss before income taxes		(449,005)	(1,007,118)	(471,323)
Income tax expense	11	(16,784)	(336)	(13,535)
Net loss		(465,789)	(1,007,454)	(484,858)
Net loss per share (in U.S. dollars)	12
Basic and diluted		(0.23)	(0.53)	(0.29)

Consolidated Statement of Comprehensive Loss

Net loss		(465,789)	(1,007,454)	(484,858)
Other comprehensive income (loss):
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		4,519	(33,149)	30,266
Total other comprehensive income (loss)		4,519	(33,149)	30,266
Total comprehensive loss		(461,270)	(1,040,603)	(454,592)

Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

		As of the year ended December 31,
	Note	2022	2021
Assets
Non-current assets
Intangible assets and goodwill	13	1,396,477	1,368,356
Property, plant and equipment	10, 14	258,048	208,193
Vehicles under operating leases	10	92,198	120,626
Other non-current assets	15	5,306	1,682
Deferred tax asset	11	7,755	3,850
Other investments	15	2,333	—
Total non-current assets		1,762,117	1,702,707
Current assets
Cash and cash equivalents	15	973,877	756,677
Marketable securities	15	—	1,258
Trade receivables	17	246,107	157,753
Trade receivables - related parties	17, 25	74,996	14,688
Accrued income - related parties	25	49,060	5,103
Inventories	18	658,559	545,743
Current tax assets		7,184	5,562
Assets held for sale	26	63,224	—
Other current assets	19	107,327	120,202
Total current assets		2,180,334	1,606,986
Total assets		3,942,451	3,309,693
Equity
Share capital		(21,165)	(1,865,909)
Other contributed capital		(3,584,232)	(35,231)
Foreign currency translation reserve		12,265	16,784
Accumulated deficit		3,726,775	1,761,860
Total equity	20	133,643	(122,496)
Liabilities
Non-current liabilities
Non-current contract liabilities	4	(50,252)	(28,922)
Deferred tax liabilities	11	(476)	(509)
Other non-current provisions	21	(73,985)	(38,711)
Other non-current liabilities	15	(14,753)	(11,764)
Earn-out liability	16	(598,570)	—
Other non-current interest-bearing liabilities	10, 15	(85,556)	(66,575)
Total non-current liabilities		(823,592)	(146,481)
Current liabilities
Trade payables	15	(98,458)	(114,296)
Trade payables - related parties	15, 25	(957,497)	(1,427,678)
Accrued expenses - related parties	25	(164,902)	(315,756)
Advance payments from customers	15	(40,869)	(36,415)
Current provisions	21	(74,907)	(44,042)
Liabilities to credit institutions	23	(1,328,752)	(642,338)
Current tax liabilities		(10,617)	(13,089)
Interest-bearing current liabilities	10, 15	(21,545)	(10,283)
Interest-bearing current liabilities - related parties	25	(16,690)	(13,789)
Current contract liabilities	4	(46,217)	(58,368)
Class C Shares liability	16	(28,000)	—
Other current liabilities	22	(393,790)	(364,662)
Other current liabilities - related parties	25	(70,258)	—
Total current liabilities		(3,252,502)	(3,040,716)
Total liabilities		(4,076,094)	(3,187,197)
Total equity and liabilities		(3,942,451)	(3,309,693)

Polestar Automotive Holding UK PLC
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	Note	2022	2021	2020
Cash flows from operating activities
Net loss		(465,789)	(1,007,454)	(484,858)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization		158,392	239,164	216,077
Warranties		84,992	63,114	58,651
Inventory impairment		27,877	31,984	35,984
Finance income		(8,552)	(32,969)	(3,199)
Finance expense		108,435	45,249	34,034
Fair value change - Earn-out rights		(902,068)	—	—
Fair value change - Class C Shares		(35,090)	—	—
Listing expense		372,318	—	—
Income tax expense		16,784	336	13,535
Losses on disposals of assets		—	—	16
Other non-cash expense and income		18,997	11,560	14,048
Change in operating assets and liabilities:
Inventories		(226,638)	(290,442)	(428,067)
Contract liabilities		13,373	70,220	17,071
Trade receivables, prepaid expenses and other assets		(220,118)	48,574	(268,004)
Trade payables, accrued expenses and other liabilities		52,801	519,676	764,661
Interest received		8,552	1,396	3,199
Interest paid		(68,130)	(12,564)	(30,198)
Taxes paid		(19,559)	—	—
Cash used for operating activities		(1,083,423)	(312,156)	(57,050)
Cash flows from investing activities
Additions to property, plant and equipment	14, 24	(32,269)	(24,701)	(49,599)
Additions to intangible assets	13, 24	(681,204)	(104,971)	(194,108)
Additions to other investments		(2,500)	—	—
Cash used for investing activities		(715,973)	(129,672)	(243,707)
Cash flows from financing activities
Change in restricted deposits		—	48,830	134,681
Proceeds from short-term borrowings		2,149,799	698,882	569,087
Principal repayments of short-term borrowings		(1,426,935)	(411,950)	(780,167)
Principal repayments of lease liabilities		(18,905)	(8,578)	(2,298)
Proceeds from the issuance of share capital and other contributed capital		1,417,973	582,388	438,340
Transaction costs		(38,903)	—	—
Cash provided by financing activities		2,083,029	909,572	359,643
Effect of foreign exchange rate changes on cash and cash equivalents		(66,433)	(27,491)	21,340
Net increase (decrease) in cash and cash equivalents		217,200	440,253	80,226
Cash and cash equivalents at the beginning of the period		756,677	316,424	236,198
Cash and cash equivalents at the end of the period		973,877	756,677	316,424

Polestar Automotive Holding UK PLC
Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2020	20	—	879,232	(13,901)	(274,169)	591,162
Net loss		—	—	—	(484,858)	(484,858)
Other comprehensive income		—	—	30,266	—	30,266
Total comprehensive loss		—	—	30,266	(484,858)	(454,592)
Changes in the consolidated group	3	880,412	(879,232)	—	4,621	5,801
Issuance of new shares		438,340		—	—	438,340
Balance as of December 31, 2020		1,318,752	—	16,365	(754,406)	580,711
Net loss		—	—	—	(1,007,454)	(1,007,454)
Other comprehensive loss		—	—	(33,149)	—	(33,149)
Total comprehensive loss		—	—	(33,149)	(1,007,454)	(1,040,603)
Issuance of Convertible Notes		—	35,231	—	—	35,231
Issuance of new shares		547,157	—	—	—	547,157
Balance as of December 31, 2021		1,865,909	35,231	(16,784)	(1,761,860)	122,496
Net loss		—	—	—	(465,789)	(465,789)
Other comprehensive income		—	—	4,519	—	4,519
Total comprehensive loss		—	—	4,519	(465,789)	(461,270)
Merger with Gores Guggenheim Inc.	16					—
Changes in the consolidated group		(1,846,472)	1,846,472	—	1,512	1,512
Issuance of Volvo Cars Preference Shares		589	588,237	—	—	588,826
Issuance to Convertible Note holders		43	(43)	—	—	—
Issuance to PIPE investors		265	249,735	—	—	250,000
Issuance to GGI shareholders		822	521,285	—	—	522,107
Listing expense		—	372,318	—	—	372,318
Transaction costs		—	(38,903)	—	—	(38,903)
Earn-out rights		—	—	—	(1,500,638)	(1,500,638)
Equity-settled share-based payment	7	9	9,900	—	—	9,909
Balance as of December 31, 2022		21,165	3,584,232	(12,265)	(3,726,775)	(133,643)

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements
General information
Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group” and the “Group,” is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialization and selling of vehicles, technology solutions and services related to battery electric vehicles. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 405 31 Göteborg, Sweden.
Merger with Gores Guggenheim, Inc.
Gores Guggenheim, Inc. (“GGI”) was a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or a similar business combination. GGI was incorporated in Delaware on December 21, 2021 and completed its initial public offering (“IPO”) on March 25, 2021.
On September 27, 2021, GGI entered into a Business Combination Agreement (“BCA”) with Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Former Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of the Former Parent, and PAH UK Merger Sub Inc., a Delaware corporate and a direct wholly owned subsidiary of the Parent (“US Merger Sub”).
On June 23, 2022 (“Closing”), the Former Parent consummated a reverse recapitalization pursuant to the terms and conditions of the BCA. At the Closing, Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of Parent. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of the Parent. Simultaneously, the following events occurred:
•the Convertible Notes of the Former Parent outstanding immediately prior to the Closing were automatically converted into 4,306,466 Class A Shares in the Parent in the form of American depositary shares;
•the Former Parent was separated from Polestar Group and issued 294,877,349 Class A Shares in the Parent in the form of American depositary shares, 1,642,233,575 Class B Shares in the Parent in the form of American depositary shares, and the right to receive an earn out of a variable number of additional Class A Shares and Class B Shares, depending on the daily volume weighted average price of Class A Shares in the future;
•all GGI units outstanding immediately prior to the Closing held by GGI Stockholders were automatically separated and the holder was deemed to hold one share of GGI Class A Common Stock and one-fifth of a GGI Public Warrant;
•all GGI Class A Common Stock issued and outstanding, other than those held in treasury, were exchanged for 63,734,797 Class A Shares in the Parent in the form of American depositary shares;
•all GGI Class F Common Stock issued and outstanding, other than those held in treasury, were exchanged for 18,459,165 Class A Shares in the Parent in the form of American depositary shares;
•all GGI Common Stock held in treasury were canceled and extinguished without consideration;
•all GGI Public Warrants issued and outstanding immediately prior to the Closing were exchanged for 15,999,965 Class C-1 Shares in the Parent in the form of American depositary shares with effectively the same terms as the GGI Public Warrants and are exercisable for Class A Shares in the Parent;
•all GGI Private Warrants issued and outstanding immediately prior to the Closing were exchanged for 9,000,000 Class C-2 Shares in the Parent in the form of American depositary shares with effectively the same terms as the GGI Private Warrants and are exercisable for Class A Shares in the Parent;
•pursuant to the PIPE Subscription Agreements, third-party investors purchased 25,423,445 Class A Shares in Parent in the form of American depositary shares and Volvo Cars purchased 1,117,390 Class A Shares in Parent in the form of American depositary shares, for a total of 26,540,835 Class A Shares in Parent in the form of American depositary shares for an aggregate total of $250,000; and
•pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars purchased 58,882,610 Preference Shares in the Parent for an aggregate total of $588,826 which automatically converted to Class A Shares in the Parent in the form of American depositary shares thereafter.
The merger with GGI, including all related arrangements, raised net cash proceeds of $1,417,973. Gross proceeds of $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars Preference Subscription Agreement. Polestar incurred total transaction costs of $97,953 in connection with the merger, of which $59,050 had been recognized by GGI and deducted from the gross proceeds raised. The merger was accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”). Refer to Note 16 - Reverse recapitalization for additional information on the reverse recapitalization.
Immediately following the closing of the transaction, Parent changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY. Net loss per share has been recast to retroactively reflect the shares issued by the parent to the former parent for December 31, 2021 and December 31, 2020. Refer to Note 12 - Net loss per share and Note 20 - Equity for additional information.
As of December 31, 2022, the Former Parent owns 89.2% of the Group. The remaining 10.8% is owned by external investors.
Basis of preparation
The Consolidated Financial Statements in this annual report of Polestar Group are prepared in accordance with the IFRS issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This annual report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.
Going Concern
Polestar Group’s financial statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2023-2027 business plan.
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
Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the years ended December 31, 2022, 2021 and 2020, amounted to $465,789, $1,007,454, and $484,858, respectively. Negative operating and investing cash flows for the years ended December 31, 2022, 2021 and 2020, amounted to $1,799,396, $441,828, and $300,757, respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Management’s 2023-2027 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, shareholder loans with related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
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
In May 2020, the IASB issued amendments to IAS 16 - Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. This became effective annual reporting period beginning on January 1, 2022 and does not have a material effect on the Groups financial statements.
In May 2020, the IASB issued amendments to IAS 37 related to onerous contracts - cost to fulfilling a contract. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract.' Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). This became effective annual reporting period beginning on January 1, 2022 and does not have a material effect on the Groups financial statements.
In May 2020, the IASB issued Annual Improvements to IFRSs 2018 – 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 – Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 in relation to an illustrative example of reimbursement for leasehold improvements.

New and amended IFRS issued but not yet effective
Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective for the period ended December 31, 2022, will not have a material impact on the Group’s financial statements.
In January 2020, the IASB published amendments to IAS 1 which clarify the presentation of liabilities as current or non-current based off the rights that are in existence at the end of the reporting period, not the expectations about an entity’s exercise of certain rights to defer the settlement of a liability or other subsequent events. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024.
In June 2020, the IASB published amendments to IFRS 4 which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023.
In June 2020, the IASB published amendments to IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendment revised the effective date to January 1, 2023 but may be applied earlier provided the entity applies IFRS 9 and IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) at or before the date of initial application of the Standard. Further, among other changes, the amendment (1) includes additional scope exceptions, (2) includes additional guidance for recognition of insurance acquisition cash flows, (3) clarifies the application of IFRS 17 in interim financial statements, and (4) simplifies the presentation of insurance contracts in the statement of financial position. The improvements are applicable for annual periods beginning on or after January 1, 2023.
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2024.
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
In September 2022, the IASB issued an amendment to IFRS 16 which clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment is effective on or after January 1, 2024.
In October 2022, the IASB issued an amendment to IAS 1 which clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment is effective on or after January 1, 2024.
Presentation
In the Consolidated Statement of Financial Position, an asset is classified as a current asset when it is held primarily for the purpose of trading, is expected to be realized within twelve months of the date of the Consolidated Statement of Financial Position or consists of cash or cash equivalents, provided it is not subject to any restrictions. All other assets are classified as non-current. A liability is classified as a current liability when it is held primarily for the purpose of trading or is expected to be settled within twelve months of the date of the Consolidated Statement of Financial Position. All other liabilities are classified as non-current.
Presentation reclassifications
The following presentation reclassifications have been made for the comparative information for the year ended December 31, 2021:
•Consolidated Statement of Cash Flows
◦Cash used for Vehicles under operating leases of $120,626 is now presented together with Inventories. Vehicles are reclassified from Inventories to Assets under operating leases when sold with a repurchase commitment and subsequently reclassified to Inventories when they are repurchased. Since the Group presents the non-cash impact on cash from depreciation of Assets under operating leases within Depreciation and amortization in the Consolidated Statement of Cash Flows, this presentation better reflects the nature of cash movements related to vehicles as all vehicles purchased and sold by Polestar are initially recognized and subsequently derecognized via Inventories.
•Note 1 - Significant accounting policies and judgements
◦Under Segment reporting, the Group's revenue from external customers by geographical location for Belgium, Canada, Denmark, Finland, and Switzerland of $53,339, $17,493, $38,538, $10,048, and $41,115, respectively, have been separated from Other regions. The Group's non-current assets by geographical location for Norway and Netherlands of $1,660 and $2,541, respectively, have been collapsed into Other regions. These changes have been made to align with the presentation with that of the year ended December 31, 2022.
•Note 4 - Revenue
◦Total contract liabilities Utilized during the year of $54,146 is now separated into the two lines: (1) Settled during the year of $43,469 and (2) Released during the year of $10,677. Settled during the year corresponds to contract liabilities that initially resulted in a reduction of revenue at contract inception and have subsequently been paid out in cash during the year. Utilized during the year corresponds to contract liabilities that initially resulted in a constraint on revenue at contract inception that has been subsequently released (i.e., non-cash) and recognized as revenue during the year. This presentation better reflects the nature of the each category of contract liability and the related impact in the Consolidated Financial Statements.
The following presentation reclassifications have been made for the comparative information for the year ended December 31, 2020:
•Note 1 - Significant accounting policies and judgements
◦Under Segment reporting, the Group's revenue from external customers by geographical location for Belgium, Canada, and Switzerland of $22,974, $3,007, and $580, respectively, have been separated from Other regions. These changes have been made to align with the presentation with that of the year ended December 31, 2022.
Basis of consolidation
The consolidated accounts include the Parent company and all subsidiaries over which the Parent, either directly or indirectly, exercises control. The Parent controls an entity when the Parent is exposed to, or has rights to, variable returns from its involvement with the entity, has the ability to affect those returns through its power over the entity, and if it has power over decisions which affect investor returns (i.e., voting or other rights). All subsidiaries are fully consolidated from the date on which control is transferred to the Parent. They are deconsolidated from the date that control ceases. All inter-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated upon consolidation. As of December 31, 2022, 2021 and 2020, the Parent had thirty-three, thirty-three, and eighteen fully consolidated subsidiaries, respectively.
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
Polestar Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM to allocate resources and assess performance as the source for determining the Group’s reportable segments. Polestar Group’s CODM has been identified as the Chief Executive Officer (“CEO”) as he assesses the performance of the Group and has the function and sole ability to make overall decisions related to the allocation of the Group’s resources. Polestar Group allocates resources and assesses financial performance on a consolidated basis.
The following tables show the breakdown of Polestar Group’s revenue from external customers and non-current assets (PPE, vehicles under operating leases, and intangibles and goodwill) by geographical location where Polestar company recognizing the revenue is located:

	For the year ended December 31,
	2022	2021	2020
Revenue
USA	523,537	248,168	25,077
Sweden	368,277	189,656	162,062
UK	338,182	206,866	41,605
Germany	289,213	117,549	34,880
Norway	232,357	231,456	156,077
Korea	119,498	—	—
Netherlands	108,966	135,030	150,133
Belgium	88,812	53,339	22,974
Canada	85,521	17,493	3,007
Denmark	67,235	38,538	—
Australia	64,539	—	—
Finland	42,281	10,048	—
Switzerland	39,274	41,115	580
China	38,218	40,819	13,850
Other regions[1]	55,986	7,104	—
Total	2,461,896	1,337,181	610,245
1 - Revenue: Other regions primarily consist of Austria and Singapore in 2022 and 2021.

	As of December 31,
	2022	2021
Non-current assets[2]
Sweden	1,151,920	954,842
China	474,301	532,492
USA	37,752	64,072
Germany	36,747	24,009
United Kingdom	22,777	2,484
Other regions[3]	28,532	13,869
Total	1,752,029	1,591,768
2 - Non-current assets: excludes Financial assets,, Deferred tax asset, and Other investments.
3 - Other regions primarily consist of Belgium, Switzerland and Australia in 2022 and Canada and Netherlands in 2021.
Foreign currency
In preparing the financial statements of the Group, transactions in currencies other than the entity’s functional currency (i.e., foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Foreign currency gains and losses arising from translation differences are recognized in the Consolidated Statement of Loss and Comprehensive Loss.
For more information about currency risk, see Note 2 - Financial risk management.
Accounting policies
Use of estimates and judgements
The preparation of these Consolidated Financial Statements, in accordance with IFRS, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Details of critical estimates and judgements which the Group considers to have a significant impact upon the financial statements are set out below and the corresponding impacts can be seen in the following notes:
•Revenue recognition – The expected cost plus margin approach is used for determining the transaction price of performance obligations included with sales of vehicles. and the residual amount of the transaction price is allocated to the performance obligation associated with the delivery of the vehicle. Polestar also offers volume related discounts to fleet customers which impacts its estimation of the consideration it will be entitled to in exchange for the delivery of vehicles. Sales of vehicles with repurchase obligations are accounted for as operating leases and the related revenue is recorded as lease income. – Note 4 - Revenue.
•Intangible assets – Polestar conducts various internal development projects which are divided into the concept phase and product development phase. Once a project reaches the product development phase, internally developed intellectual property is capitalized in intangible assets. Polestar conducts an analysis to estimate the useful life for internally developed intellectual property, acquired intellectual property, and software at the point in time when they are capitalized in intangible assets. – refer to Note 13 - Intangible assets and goodwill.
•Impairment – Polestar conducts routine evaluations of intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts an impairment test at the cash generating unit level (Polestar Group constitutes a single CGU). – refer to Note 13 - Intangible assets and goodwill.
•Valuation of loss carry-forwards – The recognition of deferred tax assets requires estimates to be made about the level of future taxable income and the timing of recovery of deferred tax assets, taking into account the relevant tax jurisdictions – refer to Note 11 - Income tax expense.
•Valuation of the financial liability for the Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) – Class C-1 Shares are publicly traded on the NASDAQ (i.e., an active market). Class C-2 Shares are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques – refer to Note 16 - Reverse recapitalization.
•Valuation of the financial liability for the Former Parent’s contingent Earn-out rights – The contingent Earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques – refer to Note 16 - Reverse recapitalization.
Actual results could differ materially from those estimates using different assumptions or under different conditions.
Cash and cash equivalents

Cash consists of cash in banks with an original term of three months or less. All highly-liquid, short-term investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value are classified as cash equivalents and presented as such in the Consolidated Statement of Cash Flows.
Marketable securities
Marketable securities are financial instruments with maturities less than one year when acquired that can quickly be converted into cash. Polestar’s marketable securities consist of short-term money market funds (i.e., time deposits in banks). The balance in marketable securities as of December 31, 2022 and 2021 amounted to nil and $1,258, respectively.
Restricted cash
Restricted cash are Cash and cash equivalents held by Polestar for specified use which are unavailable to the overall Group for general, operational purposes. As of December 31, 2022 and 2021, the Group had no restricted cash.
Government grants
The Group’s subsidiaries based in the People’s Republic of China received government grants which were conditioned to be used for production related costs and grants for non-specified purposes. The groups subsidiary based in UK received government grants conditioned to be used for product development activities. Both these grants are not tied to the future trends or performance of the Group and are not required to be refunded under any circumstance. The Group’s subsidiary based in Singapore received government grants related to incentivizing job growth. The Job growth incentive is given by Inland Revenue Authority of Singapore (IRAS) SG government agency to support employers to expand local hiring. Receipt of such grants are either reported as a deduction to the related expense or as other operating income, depending on the nature of the grant received. The amount of government grants received as of December 31, 2022 and 2021 was $3,773 and $309, respectively.
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
Sales of vehicles
Revenue from the sales of vehicles includes sales of the Group’s vehicles as well as related accessories and services. Revenue is recognized when the customer obtains control of delivered goods or services, and thus has the ability to direct the use of, and obtain the benefits from, the goods or services. Polestar Group includes various services and maintenance (i.e., extended service) offers with the sale of each vehicle for a period of time specified in the contract.
Polestar Group also provides connected services, including access to the internet and over-the-air software and performance updates, which provide Polestar’s customers new features and improvements to existing vehicle functionality. Although Polestar’s connected services improve the in-vehicle experience, it is not required when driving a Polestar vehicle.
These services and maintenance and connected services are considered stand-ready obligations as Polestar cannot determine (1) when a customer will access a service, or (2) the quantity of a service the customer will require (i.e., delivery is within control of the customer). Polestar uses an expected cost-plus margin approach for estimating the transaction price for these stand-ready obligations as this is determined to be the most suitable method for estimating stand-alone selling price for performance obligations other than the vehicle. These services are available throughout the automotive industry, there is public information that is readily accessible, and there is a stable market and cost structure to determine the appropriate inputs to the cost-plus margin calculation. The related performance obligations are satisfied in accordance with the terms of each service, and revenue is deferred and recognized on a straight-line basis over the contract period as a stand-ready obligation. The deferred revenue is presented as contract liabilities, since the customers’ payments are made before the services are transferred.
Polestar will recognize revenue related to the extended service on a straight-line basis over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Polestar will recognize revenue related to connected services on a straight-line basis over the 8-year period following initial recognition, consistent with the expected utilization of the services.
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
Vehicles were historically only sold to individuals (end customers), fleet customers, financial service providers, and dealers. During the year ended December 31, 2022, Polestar began selling to importers as well. Importer markets exist where the Group does not have its own direct sales unit, so a third party imports Polestar vehicles and sells them to end users.
Since commercialization of Polestar vehicles commenced in the third quarter of 2020, the Group had not recognized a significant number of customer returns, and therefore has not accrued any obligations for returns, refunds, or other similar obligations for the years ended December 31, 2022 and 2021. Further, contracts with importers specify the importer does not have the right to return vehicles.
As part of certain dealer contracts, Polestar provides a residual value guarantee (“RVG”). The RVG does not affect the customer’s control of the vehicle (i.e., the customer is not constrained in its ability to direct the use of, and obtain substantially all of the benefits from, the vehicle), but it does impact the transaction price as the guarantee effectively reduces the compensation to which Polestar is entitled. Polestar evaluates variables such as recent car auction values, future price deterioration due to expected changes in market conditions, vehicle quality data, and repair and recondition costs to determine the amount of the residual value. Polestar pays the difference between the determined residual value and the contracted residual value up-front, in cash, and accounts for it under IFRS 15 as a direct reduction to the transaction price. Polestar will continue to evaluate its method for recognizing RVGs and amend how it accounts for them, if necessary.
There are no significant payment terms for end customers, fleet customers, financial service providers, dealers or importers as payment is due on or near the date of invoice. Consideration received by fleet customers is variable in nature as the customer can receive volume related discounts, which are annual rebates based on the number of vehicles ordered throughout the year. There is no variability in consideration received from importers as they are charged a fixed price per vehicle. There is no significant variability in consideration received from other customers.
Sales of software and performance engineered kits
Revenue from the sales of software is related to intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to provide software upgrades to their customers’ vehicle computer systems in exchange for sales-based royalties to Polestar Group. Software upgrades are downloaded and installed at Volvo Cars’ dealerships at a point in time. The Group’s performance obligation is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars, which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognizes license revenue from sales-based royalties in the period in which Volvo Cars’ sales of software occur.
Revenue from the sales of performance engineered kits is related to intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to provide optimizations and enhancements to their customers’ vehicles in exchange for sales-based royalties to Polestar Group. Performance engineered kits are installed at Volvo Cars manufacturing plants as part of Volvo Cars’ normal manufacturing processes. The Group’s performance obligation is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars, which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognizes license revenue from sales-based royalties in the period in which Volvo Cars’ sales of vehicles with the performance engineered kits occur. During the year ended December 31, 2020, revenue from the sale of performance engineered kits was inclusive of a one-time contract termination fee paid by Volvo Cars that was accounted for as a contract modification. Polestar Group and Volvo Cars entered into a new license agreement in December 2020.
There are no significant payment terms as payment is due near the date of invoice.
Sales of carbon credits
Revenue from the sale of carbon credits is recognized when the performance obligation is satisfied and when the customer, an original equipment manufacturer (“OEM”), obtains control of the carbon credits and has the ability to direct the use of, and obtain the benefits from, the carbon credits transferred.
There are no significant payment terms as payment is due near the date of invoice.
Vehicle leasing revenue
During the years ended December 31, 2022 and December 31, 2021, Polestar Group entered into operating lease arrangements that mainly relate to vehicles sold with repurchase obligations. The Group entered into transactions to sell vehicles under which the Group maintains the right or obligation to repurchase the vehicles from the customer in the future (i.e., a forward or call option). The Group accounts for such arrangements as operating leases and records revenue from the sale of related vehicles as lease income.
Operating leases are initially measured at cost and depreciated on a straight-line basis over the lease term to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of operating lease contracts are capitalized and also amortized on a straight-line basis over the lease term. In the Consolidated Statement of Financial Position, such operating leases are presented as vehicles under operating leases and recognized as non-current assets. Vehicle leasing revenue is recognized on a straight-line basis over the lease term. For sales of vehicles with repurchase obligations that are accounted for as operating leases, the entire amount due to Polestar is paid up-front at contract inception. Deferred revenue is recorded for the difference between the cash received from the sale of the vehicle and the vehicle’s repurchase value, where the associated liability is recorded in Other current liabilities in the Consolidated Statement of Financial Position.
Other revenue
Other revenue consists of revenue generated through the Group’s sale of research and development services and intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to source and sell parts and accessories for the Group’s vehicles to customers in exchange for sales-based royalties to Polestar Group. The performance obligation related to the sale of research and development services is satisfied over time as Polestar maintains an enforceable right to payment as costs are incurred and services are provided. As such, revenue from the sale of research and development services is recognized over time.
The performance obligation related to intellectual property licensed to Volvo Cars is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognizes license revenue from sales-based royalties in the period in which Volvo Cars’ sales of parts and accessories occur.
There are no significant payment terms as payment is due near the date of invoice.
Contract liabilities
Contract liabilities to customers are obligations related to contracts with customers and are recognized when Polestar Group is obligated to transfer goods or services for which consideration has already been received. Contract liabilities to customers include sales generated obligations, deferred revenue from service contracts (i.e., services to be performed) and operating leases, and Connected Services related to the Polestar 1 (“PS1”) and Polestar 2 (“PS2”).
As the Group satisfies its performance obligations, revenue is recognized, and the contract liability is reduced. As stated above, delivery of services and maintenance is within the customer’s control. Accordingly, the Group expects to recognize revenue related to such service contract liabilities over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Related to connected services, the Group expects to recognize revenue over the 8-year period following initial recognition, consistent with the expected utilization of the services. In the case of volume related discounts that are triggered over time, a short-term contract liability will also be recognized as payment is due within a twelve-month period, in line with contractual payment terms. For deferred revenue generated through operating leases, the Group expects to recognize revenue on a straight-line basis, consistent with the terms of the contract.
Cost of sales
For the years ended December 31, 2022, 2021 and 2020, cost of sales amounted to $2,342,453, $1,336,321, and $553,724, respectively. Costs of sales are related to the sales of vehicles and related accessories and services, which primarily consists of contract manufacturing costs, depreciation related to PPE and right-of-use (“ROU”) assets, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, and charges to write down the carrying value of inventory when it exceeds the estimated net realizable value. Sales of software and performance engineered kits and other revenue are related to items which were originally developed with the intent of internal use, not with the intent to sell. As such, all costs were appropriately capitalized or expensed as described in Accounting policies – Intangible assets and goodwill – Internally developed IP.
Employee benefits
Polestar Group compensates its employees through short-term employee benefits, other long-term benefits, and post-employment benefits. Generally, an employee benefit is recognized in accordance with IAS 19, Employee Benefits, when an employee has provided service in exchange for employee benefits to be paid in the future or when Polestar Group is contractually committed to providing a benefit without a realistic probability of withdrawal from its commitment.
Short-term employee benefits
Short-term employee benefits consist of wages, salaries, social benefit costs, paid annual leave and paid sick leave, and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid when the liabilities are settled and presented within current provisions and other current liabilities in the Consolidated Statement of Financial Position.
Short-term employee benefits include Polestar Group’s Annual Bonus Program (the “Polestar Bonus”), which is a cash-settled short-term incentive program for all permanent employees in all countries. The bonus is based on certain key performance indicators (“KPIs”). Bonuses are expressed as a percentage of employees’ annual base salaries and the target bonus varies by employee location and level. The program runs during the calendar year and bonus pay-out is made on a pro-rata basis based on employment during the year. Employees need to have joined the organization as of December 1st of the year in order to be eligible for the program. An estimate of the expected costs of the program are calculated and recognized at the end of each reporting period.
Other long-term benefits
The annual Long Term Variable Pay Program (“LTVP”) is a cash-settled incentive program for certain key management personnel that is based on (1) valuation of Volvo Cars after a three year period (i.e., the vesting period) and (2) Volvo Car’s achievement of certain profit and revenue growth metrics. The LTVP program was instituted at Polestar Group to incentivize key management personnel who transferred employment from Volvo Cars to Polestar Group. Payouts are based on a synthetic share price derived from an independent third-party valuation that is calculated using a discounted cash flow analysis of Volvo Cars and a market analysis of peer companies. Depending on the employee’s position, they are eligible to receive an award equivalent to a certain percentage of their annual base salary that is capped at a 300% ceiling. Employees must remain employed to be eligible to receive the award. The fair value of the LTVP is recognized on the annual grant date, subsequently remeasured at the end of reach reporting date, and presented within current and non-current provisions in the Consolidated Statement of Financial Position.
Post-employment benefits
Polestar Group’s post-employment benefits are comprised of defined contribution pension plans and the Swedish defined benefit pension (“ITP 2”) that is managed by the mutual insurance company Alecta.
For defined contribution plans, premiums are paid to a separate legal entity that manages pension plans on behalf of various employers. There is no legal obligation to pay additional contributions if this legal entity does not hold sufficient assets to pay all employee benefits. Contributions payable are recognized in the reporting period in which services are rendered and presented within current and non-current provisions in the Consolidated Statement of Financial Position. Contribution rates are unique to each employee.
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
Polestar Group’s share of the total savings premiums for ITP 2 in Alecta for the years ended December 31, 2022, 2021 and 2020, amounted to 0.20597%, 0.13056%, and 0.05375%, respectively. Further, Polestar Group’s share of the total number of active policy holders as of December 31, 2022, 2021 and 2020, amounted to 0.07340%, 0.04485%, and 0.02605%, respectively. The collective consolidation level comprises the market value of Alecta’s asset as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions. The collective funding ratio is normally allowed to vary between 125% and 175%. If the consolidation level falls below 125% or exceeds 175%, measures are taken to increase the contract price for new subscriptions and to expand exiting benefits or introduce premium reductions. As of December 31, 2022 and 2021, Alecta’s surplus of consolidation level amounted to 172%, 172%, and 148%, respectively.
Share-based payments
Share-based payments qualify as either cash-settled or equity-settled transactions, depending on the nature of their settlement terms. When the participant has the option for cash or equity settlement, the awards are classified as a compound financial instrument consisting of an equity and a financial liability component. When the Group has the option for cash or equity settlement, the awards are classified as equity-settled unless the Group has the obligation to settle in cash (i.e., the award provides the participant with a put option to the Group).
Cash settled share-based payment awards are recognized as a financial liability at their fair value on the date of grant and remeasured at each reporting date until the date of settlement, with changes in fair value recognized in profit and loss. Equity-settled share-based payment awards are recognized in equity using the fair value as of the date of grant and not remeasured thereafter. The expense associated with share-based payments is recognized over the period in which services are provided by the participant, immediately if services are deemed to have already been provided by the participant, or a combination thereof if services were already provided and the participant will continue to provide services over a future period. Share-based payment expenses are recorded in the functional cost category of the Consolidated Statement of Loss and Comprehensive Loss that corresponds with the nature of the services provided.
As of December 31, 2022, the Group granted equity settled share-based payments to employees in the form of free shares, restricted stock units (“RSU”), and performance stock units (“PSU”) through the 2022 Omnibus Incentive Plan. The Group also granted equity settled share-based payments in exchange for certain marketing services through November 1, 2023 and the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 16 - Reverse recapitalization for detail on the merger with GGI. Refer to Note 7 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan and marketing service agreement.
Leases
Polestar as lessee
At inception of a contract, the Group assesses whether the contract is or contains a lease. In determining the lease term, management considers all relevant facts and circumstances related to exercising an extension option or not exercising a termination option. Such options are only included in the lease term if the extension option or termination option is reasonably certain to be exercised or not exercised, respectively. If circumstances surrounding the Group’s decision related to extension and termination options change, the Group reassesses the term of the lease accordingly. As of December 31, 2022 and 2021, no material lease extension options existed.
At the lease commencement date, an ROU asset and a lease liability are recognized on the Consolidated Statement of Financial Position with respect to all lease arrangements in which the Group is a lessee. The lease liability is initially measured at an amount equal to the present value of the future lease payments under the lease contract, discounted by the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise in-substance fixed payments, among other fixed lease payments, and variable lease payments that depend on an index or a rate, the exercise price of purchase options (if the lessee is reasonably certain to exercise the options), and payments of penalties for terminating the lease (if the lease term reflects the exercise of an option to terminate the lease). The practical expedient of including non-lease components in the measurement of the lease liability for all asset classes is applied.
The ROU asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, and the estimate of costs to dismantle and remove the underlying asset or the site on which it is located, less any lease incentives received. The asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. For more information regarding amortization of the ROU asset, refer to Note 10 - Leases. The ROU asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The Group elected the practical expedient to account for leases with lease terms which end within twelve months of the initial date of application as a short-term lease. The Group also elected the practical expedient to not recognize a ROU asset and lease liability for short-term and low-value leases. Low value assets are defined as asset classes that are typically of low value, for example, small IT equipment (cellphones, laptops, computers, printers) and office furniture. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense over the lease term in the Consolidated Statement of Loss and Comprehensive Loss.

On the Consolidated Statement of Financial Position, the lease liabilities are presented within current interest-bearing liabilities and other non-current interest-bearing liabilities in the Consolidated Statement of Financial Position. In the Consolidated Statement of Loss and Comprehensive Loss, depreciation expense of the ROU assets is presented on the same line item(s) as similar items of PPE. The interest expense on the lease liability is presented as part of finance expense. In the Consolidated Statement of Cash Flows, amortization of the lease liability is presented as an adjustment to arrive at cash flows from operating activities, lease related interest expense is presented within cash flows from operating activities, and principal repayments of lease liabilities is presented within cash flows from financing activities.
The Group has certain leases stemming from contract manufacturing agreements related to the production of Polestar vehicles. These agreements are associated with unique type bound tooling and equipment (“PS Unique Tools”) used in the production of Polestar vehicles at certain suppliers and vendors. The PS Unique Tools are suited specifically for Polestar vehicles and Polestar has the right to direct the use of the related assets. The production of Polestar vehicles occupies 100% of these assets’ capacity; as such, the PS Unique Tools are also recognized as ROU assets by the Group from the day production starts.
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
Polestar as lessor
In the Consolidated Statement of Financial Position, vehicles associated with the Group’s operating leases are recognized as non-current assets and presented as vehicles under operating leases. The vehicles are initially measured at cost and depreciated on a straight-line basis over their respective lease term to their estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term. Liabilities related to repurchase obligations are recognized as other non-current and current liabilities. Following repurchase by Polestar, the vehicles are reclassified to inventory.
Finance income and expense
Finance income and expense represent items outside the Group’s core business. These items are presented separately from operating income and include net foreign exchange rate gains (losses) on financial activities, interest income on bank deposits, expenses to credit facilities, interest expense, and other finance expenses.
Income tax expense
Polestar Group’s Income tax expense consists of current tax and deferred tax. Taxes are recognized in the Consolidated Statement of Loss and Comprehensive Loss, except when the underlying transaction is recognized directly in equity, whereupon related taxation is also recognized in equity.
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
Deferred tax assets and liabilities are measured at the nominal amount and at the tax rates that are expected to be applied when the asset is realized or the liability is settled, using the tax rates and tax rules that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position.
Deferred tax assets relating to deductible temporary differences and loss carry forwards are recognized to the extent it is probable that they will be utilized in the future. Deferred tax assets and deferred tax liabilities are offset when they are attributable to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis and the affected company has a legally adopted right to offset tax assets against tax liabilities.
The recognition of deferred tax assets requires assumptions to be made about the level of future taxable income and the timing of recovery of deferred tax assets. These assumptions take into consideration forecasted taxable income by relevant tax jurisdiction. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgements due to future changes in projected earnings by the company, business climate, and changes to tax laws. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. If needed, the carrying amount of the deferred tax asset will be altered.
Earnings per share
Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.
EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The

EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs	Treasury share[1]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period
1 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Intangible assets and goodwill
An intangible asset is recognized when it is identifiable, Polestar Group controls the asset, and it is expected to generate future economic benefits. Intangible assets have either finite or indefinite lives. Finite lived intangible assets are intellectual property (“IP”), both acquired and internally developed, and software. Indefinite lived intangible assets are Goodwill and Trademarks.
Intangible assets are measured at acquisition or internal development cost, less accumulated amortization and, as applicable, impairment loss. Intangible assets with finite lives are amortized on a straight-line basis. The Group makes estimates and judgements related to expected usage of intangible assets in accordance with Management’s 2023-2027 business plan, product life cycles, technological obsolescence, developments, and advancements specific to the battery electric vehicle industry. Management estimates the useful life of intangible assets by taking into account judgements on how the Group plans to utilize such intangibles in accordance with the business plan and any related rights and obligations under its contractual agreements. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The useful lives of intangible assets with indefinite useful lives, goodwill and trademarks, are assessed annually to determine whether the indefinite designation continues to be appropriate. Intangible assets with indefinite useful lives are tested for impairment annually or if an event which could give rise to impairment occurs.
Manufacturing engineering
Amortization for manufacturing engineering, reflecting engineering performed in terms of production facility layout, is included in Cost of sales.
Acquired IP
Polestar Group has entered into agreements with Volvo Car Group (“Volvo Cars”) and Zhejiang Geely Holding Group Company Limited (“Geely”), a related party, regarding the development of technology for both upgrades of existing models and upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar Group is in control of the developed product, either through a license or through ownership of the IP.
Acquired IP are finite-lived intangible assets which are amortized once the acquired IP is ready for its intended use, over their estimated useful lives for 3-7 years. The remaining useful life of acquired IP is between 1-6 years. Amortization of acquired IP related to the PS1 and PS2 is included in research and development expenses as it represents foundational IP that is leveraged across multiple functions of the Group. Amortization of acquired IP related to the PS1 terminated in connection with the end of PS1 production in accordance with plan as of December 31, 2021. All PS1 assets have been fully amortized.
Internally developed IP
Internally developed IP are finite-lived intangible assets which are amortized over their estimated useful lives for 3-7 years. Amortization of internally developed IP is included in research and development expenses and commences when the internally developed IP is ready for its intended use. Polestar Group’s research and development activities are divided into a concept phase and a product development phase. Costs related to the concept phase are expensed in the period incurred, whereas costs related to the product development phase are capitalized upon the commencement of product development. Each phase is identified by work plans, budgeted, and tracked internally by research and development personnel.
Costs incurred in the concept phase are expensed as incurred when (1) the Group is conducting research activities such as obtaining new knowledge, formulating a project concept, and searching for components to support the project (e.g., materials, devices, and processes) and (2) the Group cannot yet demonstrate that an intangible asset exists that will generate probable future economic benefits.
Costs incurred in the product development phase are capitalized when (1) the Group is conducting development activities such as designing, constructing, and testing pre-production prototypes, tools, systems, and processes, (2) technical feasibility of completing the intangible asset exists, (3) resources required to complete the intangible asset are available to the Group, (4) the Group intends and has the ability to use or sell the intangible asset to generate future economic benefits, and (5) related expenditures can be reliably measured.
Research and development expense recognized for the years ended December 31, 2022, 2021 and 2020, amounted to $167,242, $232,922, and $183,849, respectively, and was substantially related to the amortization of PS1 technology (ceased amortization in December 2021) and PS2 technology.

Software
Software is a finite-lived intangible asset which is amortized over its estimated useful life of 3-8 years. Amortization of software is included in research and development expense and/or selling, general and administrative expense depending on the way in which the assets have been used.
Trademarks
Trademarks are assumed to have indefinite useful lives since Polestar Group has the right and the intention to continue to use the trademarks for the foreseeable future, while generating net positive cash flows for Polestar Group. Trademarks were generated when Volvo Cars acquired Polestar Group in July 2015. Trademarks are recognized at fair value at the date of the acquisition less any accumulated impairment losses.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination. Goodwill was generated as a result of Volvo Cars acquiring Polestar Group in July 2015. For more detailed information on goodwill and intangible assets, see Note 13 - Intangible assets and goodwill.
Property plant and equipment
Items of PPE are recognized at acquisition cost, less accumulated depreciation, and as applicable, accumulated impairment loss. The cost of an acquired asset includes its purchase price, expenditures directly attributed to the acquisition and subsequent preparation of the asset for its intended use, and the initial estimate of costs to dismantle and remove the item of PPE and restore the site on which it was located. Repairs and maintenance expenditures are expensed in the period incurred. Expenses related to leasehold improvements and other costs which enhance or extend the life of PPE are capitalized over the useful life of the asset.
Buildings under development are measured at actual costs. The actual costs include various construction expenditures during the construction period, borrowing costs capitalized before the building is ready for intended use, and other relevant costs. Buildings under development are not depreciated and are transferred to fixed assets when ready for the intended use.
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
Depreciation of PPE is included in costs of sales as well as selling or administrative expense, depending on the nature of the item being depreciated.
Tangible assets are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statement of Loss and Comprehensive Loss as other operating income and expense.
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
For the impairment assessment, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-generating-unit or CGU). Polestar Group does not test assets for impairment individually because Polestar Group constitutes a single CGU in which assets do not generate cash flows that are independent of those of other assets. All assets are concentrated around battery electric vehicle technologies and processes that are utilized in Polestar Group’s operations.
In testing the CGU for impairment, the CGU’s carrying amount is compared to its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal or “Value In Use.” Value In Use is defined as the present value of the future cash flows expected to be derived from an asset (i.e., a discounted cash flow). For the year ended December 31, 2022, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2023-2027 business plan, a terminal growth rate of 2.0% for cash flows through the following 10 years, and an after-tax discount rate of 14.0%. For the year ended December 31, 2022, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2021-2025 business plan, a terminal growth rate of 2.0% for cash flows through the following 10 years, and an after-tax discount rate of 10.1%. The estimated future cash flows are based on assumptions valid at the date of the impairment test that represent the best estimate of future economic conditions. Such estimates are calculated using estimates, assumptions, and judgements related to future economic conditions, market share, market growth, and product profitability which are consistent with Polestar Group’s latest business plan.
When the carrying amount of the CGU is determined to be greater than the recoverable amount, an impairment loss is recognized by first reducing the CGU’s goodwill and then reducing other assets in the CGU on a pro rata basis. For the years ended December 31,

2022 and 2021, no impairment losses were recognized. No impairment loss would have been recognized in the years ended December 31, 2022 and 2021 under a stress case scenario utilizing an after-tax discount rate of 15.1% to calculate the recoverable amount of the CGU.
Financial instruments
Financial instruments are any form of contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company.
Classification of financial assets and liabilities
The classification of financial instruments is based on the business model in which these instruments are held, on their contractual cash flows and takes place at initial recognition. Assessments of the contractual cash flows are made on an instrument-by-instrument basis. Polestar Group applies one business model for interest-bearing instruments. All interest-bearing instruments are held to collect contractual cash flows and are carried at amortized cost.
Initial recognition
Financial assets and liabilities are recognized on the Consolidated Statement of Financial Position on the date when Polestar Group becomes party to the contractual terms and conditions (i.e., the transaction date). Financial assets are initially recognized at the price that would be received when selling an asset in an orderly transaction between market participants at the measurement date (“Fair Value”), plus transaction costs directly attributable to the acquisition of the financial asset, except for those financial assets carried at fair value through the Consolidated Statement of Loss and Comprehensive Loss. Financial liabilities are initially recognized at the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., Fair Value).
Subsequent measurement
For the purpose of subsequent measurement, financial instruments are measured at amortized cost or financial fair value through profit or loss (“FVTPL”).
Financial instruments carried at FVTPL consist of financial assets with cash flows other than those of principal and interest on the nominal amount outstanding. Changes in fair value of these instruments are recognized in profit and loss as finance income (expense).
Financial instruments carried at amortized cost are non-derivative financial instruments with contractual cash flows that consist solely of payments of principal and interest on the nominal amount outstanding. These financial instruments are subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the Consolidated Statement of Loss and Comprehensive Loss when the financial assets carried at amortized cost are impaired or derecognized. Interest effects on the application of the effective interest method are also recognized in the Consolidated Statement of Loss and Comprehensive Loss as well as effects from foreign currency translation.
Financial assets
Financial assets on the Consolidated Statement of Financial Position consist of trade receivables, other current and non-current financial assets, derivative assets, marketable securities and cash and cash equivalents.
A financial asset or a portion of a financial asset is derecognized when substantially all significant risks and benefits linked to the asset have been transferred to a third party. Where Polestar Group concludes that all significant risks and benefits have not been transferred, the portion of the financial assets corresponding to Polestar Group’s continuous involvement continues to be recognized.
Financial liabilities
Financial liabilities in the Consolidated Statement of Financial Position encompass liabilities to credit institutions, trade payables, other current and non-current financial liabilities, and derivative liabilities (i.e., Earn out rights and Class C Shares).
A financial liability or a portion of a financial liability is derecognized when the obligation in the contract has been fulfilled, cancelled or has expired.
The Group classifies its derivative financial instruments and marketable securities as carried at FVTPL, while all other financial assets and liabilities are carried at amortized cost. Refer to Note 16 - Reverse recapitalization for additional information on the Earn out rights and the Class C Shares.
Impairment of financial assets
The Group assesses, on a forward-looking basis, the expected credit loss associated with financial assets measured at amortized cost. For the initial recognition of financial assets carried at amortized cost, primarily trade receivables with similar risk characteristics, an analysis is made to identify the need for a provision for expected credit losses (“ECL”). The Group uses the simplified approach for estimating ECLs, which requires expected lifetime losses to be recognized from the initial recognition of the receivable. The Group considers historical credit loss experience, current economic conditions, supportable forecasts for future economic conditions, macroeconomic conditions (e.g., impacts of the Covid-19 pandemic), and other expectations of collectability. The ECL provision is reevaluated on an ongoing basis after initial recognition.
When an ECL is calculated, and if it is material, it is recognized in an allowance account which decreases the amount of gross trade receivables. The amount of the expected credit loss will be recognized as an expense in the Consolidated Statement of Loss and Comprehensive Loss. As of December 31, 2022 and 2021 no ECLs have been recognized for the Group’s financial assets, as historically credit losses have been nil, and no expected credit losses are in view.
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
A three-tiered hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires that the Group use observable market data, when available, and minimize the use of unobservable inputs when determining fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, marketable securities, restricted cash, trade receivables, trade payables, short-term and long-term borrowings, the earn-out rights, and Class C shares. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Polestar Group’s assessment of the significance of a particular input to the fair value measurements requires judgement and may affect the valuation of the assets and liabilities being measured and their classification within the fair value hierarchy.
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of December 31, 2022, the fair value of the Class C-2 Shares was determined to equal $10,080 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $1.12 per share, an implied volatility of 89.0%, a risk-free rate of 4.0%, a dividend yield of nil, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 16 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights
The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a term of 4.98 years, the five earn-out tranches, and the probability of the Class A Shares in Parent reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in Parent to the Former Parent. As of December 31, 2022, the fair value of the earn-out was determined to equal $598,570 by leveraging an implied volatility of 75% and a risk-free rate of 4.0%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 16 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Valuation methodology for the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan
The fair value of the RSUs granted was determined by reference to the Group’s share price of $6.72 on the grant date (i.e., $6.72 per RSU). The fair value of PSUs granted was determined by calculating the weighted-average fair value of the 214,705 units linked to market-based vesting conditions and the 644,116 units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s share price of $6.72 on the grant date (i.e., $6.72 per unit). The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate. The fair value per unit of the units linked to non-market-based vesting conditions was determined to be $7.93 by leveraging an implied volatility of 70%, a peer group historical average volatility of 81.9%, a risk-free rate of 3.5%, a simulation term of 2.3 years, a dividend yield of nil, and a 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $7.02. Refer to Note 7 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan.
Inventories
Inventories in Polestar Group includes new, used, and internal vehicles. Internal vehicles are those used by employees or the Group for demonstration, test drive, and various other operating purposes that will be sold as used vehicles. Most internal vehicles are utilized for a period of one year or less prior to sale. Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value and consist primarily of finished goods as of December 31, 2022 and 2021. Net realizable value is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The acquisition or manufacturing costs of inventory includes costs incurred in acquiring the inventories and bringing them to their present location and condition, including, but not limited to, costs such as freight and customs duties. Costs for research and development, selling, administration and financial expenses are not included. For groups of similar products, a group valuation method is applied. The cost of inventories of similar assets is established using the first-in, first-out method (FIFO).
Equity
Distributed group contributions to the owners, along with the related tax effect, are recorded in equity in accordance with the principles for shareholder’s contributions. If any unconditional shareholder’s contributions are received from the main owner, they are recognized in equity.
Provisions and contingent liabilities
Provisions are recognized on the Consolidated Statement of Financial Position when a legal or constructive obligation exists as a result of a past event, it is deemed more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are regularly reviewed and adjusted as further information becomes available or circumstances change. If the effect of the time value of money is material, non-current provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate reflecting current market assessments of the time value of money. The unwinding of the discount is expensed as incurred and recognized in the Consolidated Statement of Loss. The discount rate does not reflect such risks that are taken into consideration in the estimated future cash flow. Revisions to estimated cash flows (both amount and likelihood) are allocated as operating cost. Changes to present value due to the passage of time and revisions of discount rates to reflect prevailing current market conditions are recognized as a financial cost.
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
All warranty provisions are recognized at the time of the sale of vehicles. The initial calculations of the warranty provision are based on historical warranty statistics, considering factors like known quality improvements and costs for remedying defaults. The warranty provision is subsequently adjusted if recalls for specific quality problems are made. On a semi-annual basis, the provisions are adjusted to reflect the latest available data such as actual spend and exchange rates. The provisions are reduced by warranty reimbursements from suppliers. Such refunds from suppliers decrease Polestar Group’s warranty costs and are recognized to the extent these are considered to be virtually certain, based on historical experience or agreements entered into with suppliers.
Other provisions
Other provisions primarily comprise expected costs for provisions for the Group’s long-term incentive plan, short-term incentive plan, and other taxes and related charges. Other provisions can also include provisions for claims and litigation and anticipated losses, giving consideration to historical trends, various other risks, and specific agreements related to recoveries provided by suppliers which cannot be allocated to any other class of provision.
Contingent liabilities
When a possible obligation does not meet the criteria for recognition as a liability, it may be disclosed as a contingent liability. These possible obligations derived from past events and their existence will be confirmed only when one, or several, uncertain future events, which are not entirely within the Group’s control, take place or fail to take place. A contingent liability could also exist for a present obligation, due to a past event, where an outflow of resources is less than likely or when the amount of the obligation cannot be reliably measured.
Assets held for sale
Non-current assets, groups of assets, and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition and the sale is highly probable. For a sale to be highly probable related to an asset held for sale or disposal group, management must be committed to a plan to achieve the sale, there must be an active program to find a buyer, the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale must be anticipated to be completed within one year from the date of classification.
In its Consolidated Statement of Financial Position, Polestar records non-current assets and disposal groups held for sale, that are not investment properties, at the lower of carrying amount and fair value less costs to sell. Any gain or loss arising from the change in measurement basis as a result of reclassification is recognized in the profit or loss at the time of reclassification.
Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations. As of December 31, 2022 Polestar’s held for sale asset does not represent a separate major line of business or geographical area, nor is it a subsidiary acquired exclusively with a view to resale; therefore, the non-current asset is not presented as a discontinued operation.
Borrowing costs

Borrowing costs are expensed as incurred unless they are directly attributable to the acquisition, construction or production of a qualifying asset and are therefore part of the cost of that asset.
Note 2 - Financial risk management
Management of financial risks
As a result of its business and the global nature of its operations, Polestar Group is exposed to market risks from changes in foreign currency exchange rates, interest rate risk, credit risk and liquidity risk.
Foreign currency exchange risk
The global nature of Polestar Group’s business exposes the Group's cash flows to risks arising from fluctuations in currency exchange rates. Changes in currency exchange rates have a direct impact on Polestar Group’s Operating income, Finance income, Finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. To mitigate the impact of currency exchange rate fluctuations on business operations, the Group continually assesses its exposure to exchange rate risks.
Transaction and translation exposure risk
Currency transaction risk arises from future commercial transactions and settlement of recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency transaction risk in Group companies with SEK as the functional currency. The primary risks in these companies are SEK/CNY, USD/SEK and EUR/SEK due to trade receivables, trade payables, and short-term credit facilities.
For example, Polestar purchases vehicles via a SEK denominated legal entity from Volvo Cars' CNY denominated Taizhou plant in China (see Note 25 - Related party transactions for further discussion on contract manufacturing arrangements). Under this contract manufacturing arrangement with Volvo Cars, Polestar's purchasing entity bears the currency transaction risk upon purchasing and recognizing the vehicles in inventories, which are denominated in SEK. As the SEK/CNY exchange rate fluctuates, the amount of SEK required to purchase a vehicle in CNY has a corresponding fluctuation. During the year ended December 31, 2022, the SEK deteriorated against the CNY by approximately 5.7%, from 0.70 SEK/CNY on January 1, 2022 to 0.66 SEK/CNY as of December 31, 2022. During the comparative period, the SEK deteriorated against the CNY by approximately 11.4%, from 0.79 SEK/CNY on January 1, 2021 to 0.70 SEK/CNY as of December 31, 2021. In total, since January 1, 2021, the SEK foreign exchange rate deteriorated against the CNY by approximately 16%, indicating that the cost per vehicle purchased has increased over time as Polestar has been required to spend more SEK for every vehicle purchased in CNY.
Currency translation risk arises from the consolidation of foreign subsidiaries that maintain net assets denominated in their respective functional currencies other than USD (i.e., the functional currency of the Parent). Translation risk also arises from the conversion of balances denominated in foreign currencies to the functional currency using monthly closing exchange rates. Such currency effects (i.e., foreign currency gains and losses) are recorded in the Consolidated Statement of Loss and Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the Swedish Krona (“SEK”), the Euro (“EUR”) and the Chinese yuan (“CNY”).
During the year ended December 31, 2022, the Group was primarily exposed to changes in SEK/CNY, EUR/SEK and GBP/SEK foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates:

	Impact on loss before income taxes
SEK/CNY exchange rate - increase/decrease 10%	-/+	210,810
USD/SEK exchange rate - increase/decrease 10%	+/-	45,359
EUR/SEK exchange rate - increase/decrease 10%	+/-	35,831
GBP/SEK exchange rate - increase/decrease 10%	+/-	30,201
NOK/SEK exchange rate - increase/decrease 10%	+/-	16,118
During the year ended December 31, 2021, the Group was primarily exposed to changes in SEK/CNY, USD/SEK, and EUR/SEK foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates:

	Impact on loss before income taxes
SEK/CNY exchange rate - increase/decrease 10%	+/-	111,743
USD/SEK exchange rate - increase/decrease 10%	-/+	56,052
EUR/SEK exchange rate - increase/decrease 10%	+/-	46,871
GBP/SEK exchange rate - increase/decrease 10%	-/+	41,688
NOK/SEK exchange rate - increase/decrease 10%	+/-	36,493
During the year ended December 31, 2020, the Group was primarily exposed to changes in the EUR/CNY and EUR/SEK foreign exchange rate. The following table illustrates the impact of a 10% change in these foreign exchange rates:

	Impact on loss before income taxes
SEK/CNY exchange rate - increase/decrease 10%	+/-	86,794
EUR/SEK exchange rate - increase/decrease 10%	-/+	34,732
The Group’s overall currency exposure is reduced by natural hedging, which consists of the currency exposures of the business operations of different entities partially offsetting each other at the Group level. These natural hedges eliminate the need for hedging to the extent of the matched exposures.
Other risk
The Group is exposed to market volatility risk through the financial liabilities for the Class C Shares and Earn-out rights. These instruments are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. The Class C-1 Shares are publicly traded on the Nasdaq. The Class C-2 Shares and Earn-out rights are not publicly traded and require Level 2 and Level 3 fair value measurements, respectively. Refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization for further details on the Class C Shares, Earn-out rights, and related valuation methodologies. The following table illustrates the estimated impact of a 10% change in market volatility:

	Impact on loss before income taxes
Earn-out liability - increase 10%	+	60,531
Earn-out liability - decrease 10%	-	(55,828)

		Impact on loss before income taxes
		Fair value change - Class C-1 Shares	Fair value change - Class C-2 Shares
Class C Shares liability - increase of 10%	+	800	450
Class C Shares liability - decrease of 10%	-	(960)	(540)
Interest rate risk
The Polestar Group’s main interest rate risk arises from short-term liabilities to credit institutions with variable rates, which exposes the Group to cash flow interest rate risk. As of December 31, 2022 and 2021, the nominal amount of liabilities to credit institutions with floating interest rates was $819,390 and $642,338, respectively. Management closely monitors the effects of changes in the interest rates on the Group’s interest rate risk exposures, but the Group currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.
The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on all loans. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. The analysis is performed on the same basis for 2022 and 2021.

	Impact on loss before income taxes
	2022		2021
Interest rates - increase/decrease by 1%	+/-	5,219	+/-	1,791
Credit risk
The Polestar Group is exposed to counterparty credit risks if contractual partners, fleet customers for example, are unable or only partially able to meet their contractual obligations. Polestar Group’s credit risk can be divided into financial credit risk and operational credit risk. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness, as well as concentration risks. The Group defines default as the inability to collect receivables once all reasonable means of collection have been unsuccessful and the expectation of recovering contractual cash flows on the receivables is not probable.
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar Group will incur losses as a result of non-payment by counterparties related to the Group’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar Group has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar Group also considers the credit risk assessment of its counterparties by the capital markets and places priority on institutions with high creditworthiness and balanced risk diversification. The credit rating of financial counterparties used during the years ended December 31, 2022 and 2021 were in the range of BBB to A+.

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
Operational credit risk
Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to the Group. Trade receivables at Polestar Group mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from trade receivables encompasses the default risk of customers. Management evaluates for concentrations of credit risk at the customer level based on the outstanding trade receivables balance of each respective customer account. As of December 31, 2022, an unrelated party accounted for $26,649 (13.1%) of the Group's total trade receivables (i.e., trade receivables plus trade receivables - related parties). As of December 31, 2021, an unrelated party accounted for $23,031 (12.5%) of the Group’s total trade receivables. Historically, the Group has not incurred any losses from these customers and does not have any contractual right to off-set its payables and receivables.
Polestar has five categories of customers when considering sales of vehicles: (1) end customers who pay up-front for vehicles, (2) fleet customers, (3) dealers, (4) importers, and (5) financial service providers. All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To reduce risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks. For sales to dealers and importers, title to Polestar vehicles remains with Polestar until the invoice is paid in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated). Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar Group has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount of credit risk exposure is the carrying amount of trade receivables. See Note 15 - Financial instruments for further details.
Liquidity risk
Liquidity risk is the risk that Polestar Group is unable to meet ongoing financial obligations on time. The Group faces liquidity risk as all loans from financial institutions are short-term in nature, typically with a credit term of one year or less, and trade payables with related parties represent working capital arrangements under which the liquidity needs of the Group are highly dependent on the continued flexible payment terms offered to the Group by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 25 - Related party transactions for additional information on these arrangements. Polestar Group needs to have adequate cash and highly liquid assets on hand to ensure the Group can meet its short-term financing obligations and other working capital needs. Polestar manages its liquidity by holding adequate volumes of liquid assets such as cash and cash equivalents and accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations and through capital contributions from private equity investors.
As of December 31, 2022 and 2021, the Group held cash and cash equivalents of $973,877 and $756,677, respectively, that were available for managing liquidity risk. The Group entered into short-term financing arrangements with credit institutions and other financial service providers to enhance short term liquidity and financing needs. Refer to Note 23 - Liabilities to credit institutions for further details on short-term borrowings. The Group’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.
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
Capital management
Safeguarding the Group’s ability to continue as a going concern, driving growth to provide future returns for shareholders, and maintaining an optimal capital structure to reduce the cost of capital are Polestar Group’s primary objectives when managing capital and implementing related capital management strategies. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt, or enter into short term debt and financing arrangements to increase cash on hand. Capital is calculated as total equity as shown on the Consolidated Statement of Financial Position plus total borrowings and lease liabilities, less cash and cash equivalents.
Note 3 - Common control transaction
On September 14, 2020, Polestar Automotive (Shanghai) Co., Ltd (incorporated in the People’s Republic of China) (“Old Parent”) along with its consolidated subsidiaries ("Former Group") was restructured so that 100% of ownership interests in the Former Group were transitioned from Old Parent to Polestar Automotive (Singapore) Pte. Ltd, which is a wholly owned entity of Polestar Automotive Holding Limited (incorporated in Hong Kong) (“New Parent”). The restructuring represented a common control transaction rather than a business combination under the guidance in IFRS 3, Business Combinations (“IFRS 3”), because (1) the New Parent was a shell company that did not meet the definition of a business at the time of the transaction, (2) ultimate control of the Former Group was the same before and after the transaction, and (3) control of the Former Group was not transitory (i.e., organized to effect a ‘grooming’ transaction).
Accordingly, the restructuring was recognized using the historic value method (i.e., the assets and liabilities are measured using the existing book value) and the impact of the restructuring is reflected in the Consolidated Statement of Changes in Equity under the “Changes in the consolidated group” subheading. Additionally, the presentation of the Consolidated Statement of Changes in Equity was required to be adjusted following the restructuring. Prior to the restructuring, the concept of share capital did not exist under the

Old Parent’s limited company structure in China. Ownership interests were only represented by percentages of paid-in capital, as adjusted by accumulated losses and cumulative translation adjustments. Under the New Parent’s private company limited structure in Hong Kong, share capital was introduced to the Former Group’s equity and the Consolidated Statement of Changes in Equity. Therefore, capital infusions in the Old Parent are shown as other contributed capital in the Consolidated Statement of Changes in Equity prior to the restructuring. Total equity prior to the restructuring did not change, and restructuring resulted in issued share capital in the New Parent equivalent to the ownership percentages under the Old Parent.
Consideration transferred for the Former Group from the New Parent to the Old Parent under the restructuring was equal to the initial investment of the controlling owners in the Former Group. However, when the Polestar Group was separated from the Old Parent, the intercompany relationship between the Old Parent and the Former Group was severed. This resulted in the realization of accumulated gains in equity of $5,801 in the Old Parent, which were historically eliminated upon consolidation. The $5,801 adjustment to equity does not reflect cash consideration transferred, but rather, the non-cash impact of separating intercompany interests and changing parent entities under the same controlling owners.
Note 4 - Revenue
Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the year ended December 31,
	2022	2021	2020
Sales of vehicles[1]	2,404,246	1,290,031	542,783
Sales of software and performance engineered kits	21,308	25,881	35,434
Sales of carbon credits	10,984	6,299	27,141
Vehicle leasing revenue	16,719	6,217	—
Other revenue	8,639	8,753	4,887
Total	2,461,896	1,337,181	610,245
1 - Revenues related to sales of vehicles are inclusive of extended and connected services recognized over time.
For the years ended December 31, 2022 and 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles, which Volvo Cars began selling to customers during 2021. For the year ended December 31, 2020, other revenue primarily consisted of revenue generated through the sale of technology to a related party.
For the year ended December 31, 2022, no sole customer exceeded 10% of total revenue. The Group’s two largest customers that are third parties accounted for $135,544 (10.14%) and $129,873 (9.71%) of revenue, respectively, for the year ended December 31, 2021. For the year ended December 31, 2020, Volvo Cars accounted for $107,948 (17.7%) of the Group’s revenue and a third party customer accounted for $71,361 (11.69%) of the Group’s revenue. Refer to Note 25 - Related party transactions for further details on revenues from related parties.
Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2021	2,436	8,967	5,669	—	17,072
Provided for during the year	65,862	20,612	14,472	25,869	126,815
Settled during the year	(43,469)	—	—	—	(43,469)
Released during the year	—	(3,673)	(1,450)	(5,554)	(10,677)
Effect of foreign currency exchange rate differences	(127)	(2,226)	(98)	—	(2,451)
Balance as of December 31, 2021	24,702	23,680	18,593	20,315	87,290
of which current	24,702	11,178	2,521	19,967	58,368
of which non-current	—	12,502	16,072	348	28,922

Provided for during the year	66,769	31,928	17,325	14,197	130,219
Settled during the year	(77,667)	—	—	—	(77,667)
Released during the year	—	(13,882)	(3,859)	(21,437)	(39,178)
Effect of foreign currency exchange rate differences	(735)	(934)	(1,966)	(560)	(4,195)
Balance as of December 31, 2022	13,069	40,792	30,093	12,515	96,469

of which current	13,069	18,979	4,431	9,738	46,217
of which non-current	—	21,813	25,662	2,777	50,252
As of December 31, 2022, contract liabilities amounted to $96,469, of which $13,069 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $83,400 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue. As of December 31, 2021, the aggregate amount of the transaction price related to sales of vehicles allocated to the remaining performance obligations was $87,290.
Revenue recognized during the year ended December 31, 2022 related to contract liabilities outstanding as of January 1, 2022 was $33,666, and no revenue was recognized during the period related to performance obligations fully (or partially) satisfied in prior periods. Revenue recognized during the year ended December 31, 2021 related to contract liabilities outstanding as of January 1, 2021 was $4,648, and no revenue was recognized during the period related to performance obligations fully (or partially) satisfied in prior periods. Since Polestar Group did not enter the commercial space until the third quarter of 2020, there was no revenue recognized during the year ended December 31, 2020 related to contract liabilities outstanding as of January 1, 2020 or performance obligations fully (or partially) satisfied.
Note 5 - Depreciation and amortization by function
Polestar utilizes acquired research and development related to PS1 and PS2 as a foundation for the development of future car models and technology. As such, amortization of these intangible assets is included in research and development expense. The following table illustrates depreciation and amortization by function:

2022	Property, plant and equipment	Right-of-use assets	Assets under operating leases	Intangible assets	Total
Cost of sales	16,188	7,852	14,004	7,232	45,276
Research and development expense	23	389	—	95,624	96,036
Selling, general and administrative expense	5,154	11,926	—	—	17,080
Total	21,365	20,167	14,004	102,856	158,392
2021
Cost of sales	30,557	9,822	—	13,672	54,051
Research and development expense	1,845	385	—	174,639	176,869
Selling, general and administrative expense	3,774	4,404	—	65	8,243
Total	36,176	14,611	—	188,376	239,163
2020
Cost of sales	38,671	6,947	—	14,447	60,065
Research and development expense	—	—	—	152,395	152,395
Selling, general and administrative expense	1,402	2,170	—	44	3,616
Total	40,073	9,117	—	166,886	216,076
Note 6 - Employee benefits
The following table discloses total expenses related to employee benefits:

	For the year ended December 31,
	2022	2021	2020
Short-term employee benefits	187,202	100,461	70,555
Post-employment benefits	26,294	18,600	10,590
Share-based compensation	4,958	—	—
Total employee benefits	218,454	119,061	81,145
Post-employment benefits expense reflects those related to defined contribution plans for the years ended December 31, 2022, 2021 and 2020, inclusive of expenses related to the ITP 2. Expenses related to defined contribution plans amounted to $20,664, $13,916 and $7,975 for the years ended December 31, 2022, 2021 and 2020, respectively.
The following table discloses total expenses related to employee benefits for the Group’s Executive Management Team (“EMT”) and managing directors at the Group’s sales units:

	For the year ended December 31,
	2022	2021	2020
Short-term employee benefits	8,486	5,094	5,788
Post-employment benefits	996	525	351

Other long-term benefits	228	417	600
Share-based compensation	1,294	—	—
Total benefits to key management personnel only	11,004	6,036	6,739
The Group’s EMT has the authority and responsibility for planning, directing, and controlling the Polestar Group’s activities. As of December 31, 2022 and 2021, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO);
•Johan Malmqvist (Chief Financial Officer, “CFO”); and
•Dennis Nobelius (Chief Operating Officer, “COO”).
As of December 31, 2020, the EMT consisted of:
•Thomas Ingenlath (CEO);
•Ian Zhang (CFO); and
•Dennis Nobelius (COO).
The CEO has the ultimate authority for approval of actions proposed by each member of the EMT.
Note 7 - Share-based payment
As noted in Note 1 - Significant accounting policies and judgements, Polestar granted shares to employees under the Omnibus Plan as part of the Group’s employee compensation. Under the Omnibus Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan, all of which are equity-settled. The following table illustrates share activity for the year ended December 31, 2022:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2022	—	—	—	—
Granted	858,821	629,303	334,990	1,823,114
Vested	—	(170,683)	(330,768)	(501,451)
Cancelled	—	—	—	—
Outstanding as of December 31, 2022	858,821	458,620	4,222	1,321,663
There was no share activity under the Omnibus Plan for the years ended December 31, 2021 and 2020.
The following table illustrates total share-based compensation expense for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
Selling, general and administrative expense	7,128	—	—
Research and development expense	2,781	—	—
Total	9,909	—	—
At-listing plan
All executives and other key management members are eligible to receive RSUs under this plan. RSUs were granted on September 9, 2022 with the vesting commencement date of June 24, 2022; 33% of the RSUs vested on October 3, 2022 and the remaining RSUs will vest in two installments, with 33% of the awards vesting on June 24, 2023, and the remaining 34% of awards vesting on June 24, 2024. In order for the RSUs to vest, the employee must remain employed with Polestar at each vesting date.
The total number of RSUs granted was 517,220, with a fair value of $3,476 as of the grant date. The total number of shares vested during the period was 170,683 with a fair value of $1,147. There were no changes to the number of shares granted during the period due to leavers or any vesting/non-vesting conditions.
Post-listing plan
Under this plan, the EMT (i.e., CEO, CFO, and COO), are eligible to receive PSUs and other key management members are eligible to receive RSUs and PSUs. Awards were granted on September 9, 2022. The Post-listing plan has a three-year cliff vesting period, where the first vesting date is October 3, 2022 with a final vesting date of June 24, 2025. The vesting commencement date for the Post-listing plan was June 24, 2022. In order for the participants to receive the awards, they must remain employees at Polestar throughout the three-year vesting period, and achieve certain market and non-market performance-based targets in order to receive the PSUs:
Market condition

•25% Value Creation – The target is equal to positive relative market value development compared to a specified peer group. This is measured by Relative Total Shareholder Return (“rTSR”) which captures share price change (of a single share) and dividend reinvestment. Relative rTSR is a metric that will be externally measured.
Non-market conditions
•25% Cash flow – The target is equal to unleveraged free cash flow accumulated from 2022 – forecasted 2024.
•20% Environmental, Social, Governance ("ESG") – The target is equal to Polestar’s total yearly greenhouse gas emissions divided by the number of cars sold for the applicable year. The greenhouse gas emissions are calculated every year according to Greenhouse gas protocol reporting standards. Polestar includes Scope 1, 2 and 3 emissions. The results and methodology are reported in the annual sustainability report.
•30% Operational milestones – The target is the fulfillment of operational milestones driving growth and stand-alone capabilities. The total number of RSUs granted was 112,083, with a fair value of $753 as of the grant date. The total number of PSUs granted was 858,821, with a fair value of $6,031 as of the grant date. There were no changes to the number of shares granted during the period due to leavers or any vesting/non-vesting conditions.
Free share plan
All permanent employees hired no later than December 31, 2021 who remained employed were granted free shares on September 30, 2022. The awards vested on October 3, 2022 and are subject to a one-year holding period. The total number of Free Shares granted and vested was 334,990 and 330,768, respectively, with vested shares fair value of $1,715 as of the grant date. The fair value was determined using the market value of the shares listed on the Nasdaq. Under the Free Share plan, Polestar must withhold the tax obligation related to the share-based payment and transfer that amount in cash to the tax authority on the employee's behalf. Polestar does not withhold shares in order to settle the employee's tax obligations.
Marketing consulting services agreement
On March 24, 2022, Polestar granted an equity-settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 Class A Shares vested on August 31, 2022, the date the F-1 Registration Statement became effective. The remaining 250,000 Class A Shares vest over eight equal quarterly installments with a final vesting date of November 1, 2023. The grant date fair value of the marketing consulting agreement was $5,308 which was determined using the market value of the shares listed on the Nasdaq. Of the 500,000 Class A Shares granted, 375,000 Class A Shares with a fair value of $4,946 have vested as of December 31, 2022.
Note 8 - Other operating income and expense
The following table details the Group’s other operating income and expense:

	For the year ended December 31,
	2022	2021	2020
Other operating income
Net foreign exchange rate differences	—	—	2,478
Sold services	—	847	—
Other operating income	4,724	1,776	1,598
Total	4,724	2,623	4,076

	For the year ended December 31,
Other operating expense	2022	2021	2020
Net foreign exchange rate differences	3,595	49,298	—
Non-income tax	1,502	1,064	1,347
Other operating expense	1,192	314	963
Total	6,289	50,676	2,310
Note 9 - Finance income and expense
The following table details the Group’s finance income and expense:

	For the year ended December 31,
Finance income	2022	2021	2020
Net foreign exchange rate gains on financial activities	—	31,574	—
Interest income on bank deposits	7,658	1,396	3,199
Other finance income	894	—	—
Total	8,552	32,970	3,199

	For the year ended December 31,
Finance expense	2022	2021	2020
Interest expense on credit facilities and financing obligations	33,331	11,681	13,169
Interest expense to related parties	37,978	30,801	11,210
Net foreign exchange rate losses on financial activities	30,920	—	7,527
Interest expense related to lease liabilities	6,201	2,377	2,122
Credit facility expenses	—	377	—
Other finance expenses	5	13	6
Total	108,435	45,249	34,034
For the years ended December 31, 2022, 2021 and 2020, interest expense to related parties was comprised of interest on overdue trade payables balances and interest on related party borrowings. Refer to Note 25 - Related party transactions for further discussion.
Note 10 - Leases
Polestar Group as Lessee
As a lessee, Polestar Group primarily leases buildings and manufacturing production equipment. The Group also has short-term and low value leases related to the leasing of temporary spaces and small IT equipment, respectively. The lease term for land and buildings is generally 2-15 years, with the exception of one long term land lease with a term of 50 years. The lease term for machinery and equipment is generally 2-6 years.
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2021	33,965	48,946	82,911
Additions	12,345	31	12,376
Effect of foreign currency exchange rate differences	(1,197)	1,122	(75)
Balance as of December 31, 2021	45,113	50,099	95,212
Additions	53,870	—	53,870
Reclassification to Assets held for sale	(4,975)	—	(4,975)
Effect of foreign currency exchange rate differences	(4,399)	(4,683)	(9,082)
Balance as of December 31, 2022	89,609	45,416	135,025

Accumulated depreciation
Balance as of January 1, 2021	(4,196)	(6,838)	(11,034)
Depreciation expense	(6,180)	(8,431)	(14,611)
Effect of foreign currency exchange rate differences	217	(178)	39
Balance as of December 31, 2021	(10,159)	(15,447)	(25,606)
Depreciation expense	(12,389)	(7,778)	(20,167)
Reclassification to Assets held for sale	430	—	430
Effect of foreign currency exchange rate differences	3,184	2,457	5,641
Balance as of December 31, 2022	(18,934)	(20,768)	(39,702)

Carrying amount as of December 31, 2021	34,954	34,652	69,606
Carrying amount as of December 31, 2022	70,675	24,648	95,323
Amounts related to leases recognized in the Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the year ended December 31,
	2022	2021	2020
Income from sub-leasing right-of-use assets	1,415	—	—
Expense relating to short-term leases	(1,598)	(1,300)	(1,390)

Expense relating to lease of low value assets	(4,454)	(4,218)	(25)
Interest expense on leases	(6,201)	—	—
Effect of foreign currency exchange rate differences	—	39	584
The current and non-current portion of the Group´s lease liabilities are as follows:

	As of December 31,
	2022	2021
Current lease liability	21,545	10,250
Non-current lease liability	85,556	66,575
Total	107,101	76,825
Expected future lease payments to be made to satisfy the Group´s lease liabilities are as follow:

	As of December 31,
	2022	2021
Within 1 year	21,717	10,250
Between 1 and 2 years	24,484	11,715
Between 2 and 3 years	20,739	10,375
Between 3 and 4 years	17,924	8,596
Between 4 and 5 years	5,987	42,032
Later than 5 years	29,613	6,361
Total	120,464	89,329
For the years ended December 31, 2022, 2021 and 2020, total cash outflows for leases amounted to $18,905, $8,578 and $2,298, respectively.
Polestar Group as lessor
As a lessor, revenue recognized from operating leases are as follows:

	For the year ended December 31,
	2022	2021	2020
Vehicle leasing revenue	16,719	6,217	—
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2021	—
Reclassification from inventories	124,764
Balance at December 31, 2021	124,764
Reclassification from inventories	41,134
Reclassification to inventories	(58,581)
Effect of foreign currency exchange rate differences	(2,317)
Balance at December 31, 2022	105,000

Accumulated depreciation & impairment
Balance as of January 1, 2021	—
Depreciation expense	(4,138)
Balance at December 31, 2021	(4,138)
Depreciation expense	(14,004)
Reclassification to inventories	4,578
Effect of foreign currency exchange rate differences	762
Balance at December 31, 2022	(12,802)

Carrying amount as of December 31, 2021	120,626
Carrying amount as of December 31, 2022	92,198
Note 11 - Income tax expense
Income tax expense recognized in the Consolidated Statement of Loss and Comprehensive Loss is as follows:

	For the year ended December 31,
	2022	2021	2020
Current income tax for the year	(17,277)	(3,336)	(1,966)
Deferred taxes	4,210	5,517	(4,422)
Foreign taxes	(3,717)	(2,517)	(7,147)
Total	(16,784)	(336)	(13,535)
Information regarding current year income tax expense based on the applicable UK and Hong Kong tax rates are as follows:

	For the year ended December 31,
	2022	2021	2020
Loss before tax for the year	(449,005)	(1,007,118)	(471,323)
Tax according to the applicable tax rate [1]	85,311	166,174	74,449
Operating income/costs, non-taxable[2]	86,504	(5,407)	(2,178)
Effect of different tax rates	17,142	64,384	34,700
Tax effect on deferred tax due to change of tax rate	—	—	(575)
Withholding tax	(3,717)	(2,517)	(7,147)
Non-recognition of deferred tax assets on temporary differences	(13,672)	(9,042)	(32,223)
Not recognized loss carry-forward	(188,352)	(213,928)	(80,434)
Other	—	—	(127)
Total	(16,784)	(336)	(13,535)
1    – 2022: 19% (UK rate), 2021: 16.5% and 2020: 15.8% (Hong Kong rates).
2    – Primarily attributable to the Listing expense being non-tax deductible, corresponding tax $70,740 and Fair value changes of the Earn-out rights being non-taxable income, corresponding tax $171,393. Other non-tax items net $14,148.

The 2021 and 2020 income tax expense is based on the applicable Hong Kong tax rate as a result of the change in group composition that occurred in September 2020. The 2020 restructuring represented a common control transaction and resulted in certain tax losses in Sweden of $30,418 to be forfeited. Refer to Note 3 - Common control transaction for further discussion. The 2021 Hong Kong tax rate in the table above is reflective of the Inland Revenue (Amendment (No. 7) Bill 2017 (the “Bill”), which was passed by the Hong Kong Legislative Council in 2018. The Bill introduces the two-tiered profits tax rates regime, under which, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above 2,000,000 HKD will be taxed at 16.5%.
Information regarding the composition of recognized deferred tax assets is as follows:

	As of December 31,
Specification of deferred tax assets	2022	2021
Tax loss carry-forwards	49,804	29,737
Other temporary differences	7,755	3,850
Recognized value of deferred tax assets as of December 31	57,559	33,587
Netting of asset and liability tax positions	(49,804)	(29,737)
Deferred tax asset as of December 31	7,755	3,850
Information regarding the composition of recognized deferred tax liabilities is as follows:

	As of December 31,
Specification of deferred tax liabilities	2022	2021
Intangible assets	41,452	28,753
Inventory	7,890	408
Warranty	938	1,085
Recognized value of deferred tax liabilities as of December 31	50,280	30,246
Netting of asset and liability tax position	(49,804)	(29,737)
Deferred tax liability as of December 31	476	509
All changes in deferred tax assets and liabilities have been reported in the Consolidated Statement of Loss and Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020, respectively. Deferred taxes have been calculated by applying the tax rate per jurisdiction.
Information regarding unrecognized deferred tax assets:
The Group recognizes deferred tax assets to the extent that the Group believes that the likelihood of recognition is probable. In making such a determination, the Group considers reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and the results of recent operations. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Significant management judgements and assumptions are required in determining the recognition of deferred tax assets related to tax losses and other temporary deductible differences. A change in judgement or assumption could have a material impact on the recognition of deferred tax assets.
As of December 31, 2022 and 2021, the Group made the judgement that there is not sufficient, objectively verifiable evidence available which would demonstrate that it is more likely than not that the Group would be able to realize all deferred tax assets in the future. This resulted in deferred tax assets on tax loss carryforwards not being recognized for a tax effected amount of $479,926 and $339,389 as of December 31, 2022 and 2021, respectively.
Tax loss carryforwards through the year of expiration are as follows:

	As of December 31,
	2022	2021
Year of expiration
2023	—	—
2024	67,221	74,736
2025	174,128	193,596
2026	142,496	158,427
2027	201,454	12,672
2028 onwards	1,616,709	1,113,882
Tax loss carryforwards as of December 31	2,202,008	1,553,313
The increase in tax losses available for carryforward are mainly attributable to losses incurred as a consequence of the Group scaling headcount and research and development expense to meet the demands of the growing business. Further, for the year ended December 31, 2022, tax loss carryforwards and other temporary differences of $117,229 were attributable to the Chengdu facility which is held for sale. Refer to Note 26 - Assets held for sale for further details. As of December 31, 2022, the Group had unused tax losses of $2,202,008, for which no deferred tax asset has been recognized due to unpredictability of future profit streams. As of December 31, 2022 and 2021, tax losses in Sweden of $1,605,529 and $1,113,842, respectively, have an indefinite carryforward period. As of December 31, 2022 and 2021, tax losses in China of $585,299 and $430,035, respectively, have a five-year carryforward period.
In addition to the losses referred to above, the Group also had deferred tax assets arising on other temporary differences of $251,566 and $40,544 as of December 31, 2022 and 2021, respectively, where no deferred tax assets have been recognized.
Note 12 - Net loss per share
For the year ended December 31, 2022, potentially dilutive instruments issued were the Class C Shares and the earn out to the Former Parent related to the Closing of the BCA discussed in Note 16 - Reverse recapitalization, and unvested equity-settled payments discussed in Note 7 - Share-based payment. The Convertible Notes of the Former Parent were the only dilutive instrument outstanding prior to the reverse recapitalization and were converted to Class A Shares in the Group upon the Closing of the BCA. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. For the year ended December 31, 2021, 4,306,466 shares issuable upon conversion of the Convertible Notes were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. No dilutive event occurred for the year ended December 31, 2020. Dilutive Net loss per share was the same as basic Net loss per share for all periods presented.
Loss per share for the periods prior to the reverse recapitalization are retrospectively adjusted to reflect the number of equivalent shares issued by the parent to the former parent, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio of 8.335. Refer to Note 20 - Equity for further details. The following table presents the computation of basic and diluted Net loss per share for the years ended December 31, 2022, 2021, and 2020 when applying the exchange ratio:

	For the year ended December 31,
	2022	2021	2020
	Class A and B Common Shares
Net loss attributable to common shareholders	(465,789)	(1,007,454)	(484,858)
Weighted-average number of common shares outstanding:
Basic and diluted	2,027,328	1,911,580	1,681,417
Net loss per share (in ones):
Basic and diluted	(0.23)	(0.53)	(0.29)
The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
Earn-out Shares	158,177,609	—	—
Class C-1 Shares	15,999,965	—	—
Class C-2 Shares	9,000,000	—	—
PSUs	858,821	—	—
RSUs	458,620	—	—
Marketing consulting services agreement	125,000	—	—
Convertible Notes	—	4,306,466	—
Total antidilutive shares	184,620,015	4,306,466	—
Note 13 - Intangible assets and goodwill
The following table depicts the split between Polestar Group's intangible assets, goodwill and trademarks:

	As of December 31,
	2022	2021
Intangible assets	1,347,709	1,312,427
Goodwill and trademarks	48,768	55,929
Total	1,396,477	1,368,356
Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2021	44,002	1,343	1,273,314	1,318,659
Additions[1]	112,844	11	349,876	462,731
Effect of foreign currency exchange rate differences	(4,962)	(87)	(81,335)	(86,384)
Balance as of December 31, 2021	151,884	1,267	1,541,855	1,695,006
Additions[1]	95,213	—	218,031	313,244
Replacement cost development project	(10,007)	—	—	(10,007)
Effect of foreign currency exchange rate differences	(19,490)	(153)	(190,491)	(210,134)
Balance as of December 31, 2022	217,600	1,114	1,569,395	1,788,109
Accumulated amortization and impairment
Balance as of January 1, 2021	(16,246)	(138)	(193,004)	(209,388)
Amortization expense	(1,025)	(157)	(187,194)	(188,376)
Effect of foreign currency exchange rate differences	1,612	12	13,561	15,185
Balance as of December 31, 2021	(15,659)	(283)	(366,637)	(382,579)
Amortization expense	(1,211)	(144)	(101,501)	(102,856)
Effect of foreign currency exchange rate differences	2,014	38	42,983	45,035
Balance as of December 31, 2022	(14,856)	(389)	(425,155)	(440,400)

Carrying amount as of December 31, 2021	136,225	984	1,175,218	1,312,427
Carrying amount as of December 31, 2022	202,744	725	1,144,240	1,347,709
1 - Of $313,244 in additions for the year ended December 31, 2022, $238,463 has been settled in cash. These $238,463 are included in the $681,204 cash used for investing activities related to additions to intangible assets, and the remaining $442,741 relates to increases in Trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2022. Of $462,731 in additions for the year ended December 31, 2021, $104,971 has been settled in cash and included in cash used for investing activities related to additions to intangible assets.
Additions to internally developed IP are primarily related to the Polestar Precept concept car and various other internal programs, such as model year changes, for the year ended December 31, 2022. Additions to acquired IP during the year ended December 31, 2022 were related to acquisitions of model year changes of the Polestar 2 (“PS2”) and Polestar 3 (“PS3”) IP from Volvo Cars. Polestar also acquired IP related to the Polestar 4 (“PS4”) from Geely. Refer to Note 25 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2021	59,129	2,937	62,066
Effect of foreign currency exchange rate differences	(5,847)	(290)	(6,137)
Balance as of December 31, 2021	53,282	2,647	55,929
Effect of foreign currency exchange rate differences	(6,822)	(339)	(7,161)
Balance as of December 31, 2022	46,460	2,308	48,768
Note 14 - Property, plant and equipment
As of December 31, 2022 and 2021, PPE are recognized in the Consolidated Statement of Financial Position with carrying amounts of $258,048 and $208,193, respectively. Of these amounts, $70,675 and $34,954 is related to ROU assets for leased buildings and land, and $24,648 and $34,652 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 10 - Leases for more details on the Groups ROU assets and operating leases.
Property, plant and equipment was as follows:

	Buildings and land	Machinery and equipment	Machinery under development	Total
Acquisition cost
Balance as of January 1, 2021	48,820	131,479	1,878	182,177
Additions	2,106	6,315	33,622	42,043
Reclassifications	—	7,977	(7,977)	—
Effect of foreign currency exchange rate differences	1,304	2,206	143	3,653

Balance as of December 31, 2021	52,230	147,977	27,666	227,873
Additions[1]	2,789	6,254	58,171	67,214
Divestments and disposals	(604)	(919)	—	(1,523)
Reclassifications[2]	(1,976)	44,447	33	42,504
Reclassified to Assets held for sale	(44,342)	(20,041)	—	(64,383)
Effect of foreign currency exchange rate differences	(4,027)	(10,217)	(1,976)	(16,220)
Balance as of December 31, 2022	4,070	167,501	83,894	255,465
Depreciation and impairment				—
Balance as of January 1, 2021	(2,376)	(50,007)	—	(52,383)
Depreciation expense	(2,266)	(33,910)	—	(36,176)
Effect of foreign currency exchange rate differences	(70)	(657)	—	(727)
Balance as of December 31, 2021	(4,712)	(84,574)	—	(89,286)
Depreciation expense	(3,101)	(18,264)	—	(21,365)
Divestments and disposal	47	447	—	494
Reclassification	195	(195)	—	—
Reclassification to Assets held for Sale	5,623	5,385	—	11,008
Effect of foreign currency exchange rate differences	938	5,471	—	6,409
Balance as of December 31, 2022	(1,010)	(91,730)	—	(92,740)

Carrying amount at December 31, 2021	47,518	63,403	27,666	138,587
Carrying amount at December 31, 2022	3,060	75,771	83,894	162,725
1 - Of $67,214 in additions for the year ended December 31, 2022, $30,881 has been settled in cash. These $30,881 are included in the $32,269 in the cash-flow from investing activities related to additions to property, plant and equipment, and the remaining $1,388 relates to increases in Trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2022. Of $42,043 in additions for the year ended December 31, 2021, $17,341 has been settled in cash. These $17,341 are included in the $24,701 cash-flow from investing activities related to additions to property, plant and equipment, while $7,360 is settled in cash in 2021, but added as investments through Trade payables in prior years.
2 - $42,504 is a reclassification from Inventory to Property, plant and equipment for vehicles that are in the process of being repurposed permanently for leasing business with customers and will not be sold.
Note 15 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	As of December 31, 2022				As of December 31, 2021
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Marketable securities	—	—	—	—	1,258	—	—	1,258
Other investments	—	—	2,333	2,333	—	—	—	—
Total assets	—	—	2,333	2,333	1,258	—	—	1,258
Liabilities measured at FVTPL
Earn-out rights	—	—	598,570	598,570	—	—	—	—
Class C-1 Shares	17,920	—	—	17,920	—	—	—	—
Class C-2 Shares	—	10,080	—	10,080	—	—	—	—
Total liabilities	17,920	10,080	598,570	626,570	—	—	—	—
During the year ended December 31, 2022, Polestar made a $2,500 investment in the fast charging innovator, StoreDot. This investment is presented in Other investments in the Consolidated Statement of Financial Position and is valued at $2,333 as of December 31, 2022.
Refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost:

As of December 31, 2022
Financial assets
Trade receivables and trade receivables - related parties	321,103
Cash and cash equivalents	973,877
Accrued income - related parties	49,060
Other current receivables	10,840
Total	1,354,880
Financial liabilities
Trade payables and trade payables - related parties	1,055,955
Liabilities to credit institutions	1,328,752
Accrued expenses and accrued expenses - related parties	367,005
Advance payments from customers	40,869
Liabilities related to repurchase commitments	79,501
Interest-bearing current liabilities[1] and interest-bearing current liabilities - related parties	38,235
Other current liabilities - related parties	70,258
Other non-current liabilities	14,753
Other non-current interest-bearing liabilities[1]	85,556
Total	3,080,884

As of December 31, 2021
Financial assets
Trade receivables and trade receivables - related parties	172,441
Cash and cash equivalents	756,677
Other current receivables	38,741
Other non-current receivables	1,682
Total	969,541
Financial liabilities
Trade payables and trade payables - related parties	1,541,974
Liabilities to credit institutions	642,338
Accrued expenses and accrued expenses - related parties	502,809
Interest-bearing current liabilities[1] and interest-bearing current liabilities - related parties	24,072
Other non-current liabilities	11,764
Total	2,722,957
1 – The Group’s current and non-current lease liabilities are included in Interest-bearing current liabilities and Other non-current interest-bearing liabilities, respectively. These amounts are presented separately in Note 10 - Leases.
Total interest income arising on financial assets measured at amortized cost related to cash and cash equivalents as of December 31, 2022, 2021, and 2020, and amounted to $7,658, $1,396, and $3,199, respectively. Total interest expense arising on financial liabilities measured at amortized cost related to liabilities to credit institutions, lease liabilities, other financing obligations, and related party liabilities as of December 31, 2022 amounted to $77,510. Total interest expense arising on financial liabilities measured at amortized cost related mainly to liabilities to credit institutions and other financing obligations as of December 31, 2021, and 2020, and amounted to $42,482 and $24,379, respectively.
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2022:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	321,103	—	—	321,103
Accrued income - related parties	49,060	—	—	49,060
Other current receivables	10,840	—	—	10,840

Other non-current receivables	—	—	—	—
Total	381,003	—	—	381,003
Financial liabilities
Trade payables and trade payables - related parties	1,055,955	—	—	1,055,955
Liabilities to credit institutions	1,328,752	—	—	1,328,752
Accrued expenses and accrued expenses - related parties	367,005	—	—	367,005
Advance payments from customers	40,869	—	—	40,869
Liabilities related to repurchase commitments	79,501	—	—	79,501
Interest-bearing current liabilities and interest-bearing current liabilities - related parties	38,235	—	—	38,235
Other current liabilities - related parties	70,258	—	—	70,258
Other non-current liabilities	—	14,753	—	14,753
Other non-current interest-bearing liabilities and other non-current interest-bearing liabilities - related parties	—	85,556	—	85,556
Total	2,980,575	100,309	—	3,080,884
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2021:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	172,441	—	—	172,441
Cash and cash equivalents	756,677	—	—	756,677
Marketable securities	1,258	—	—	1,258
Other current receivables	38,741	—	—	38,741
Other non-current receivables	—	1,682	—	1,682
Total	969,117	1,682	—	970,799
Financial liabilities
Trade payables and trade payables - related parties	1,541,974	—	—	1,541,974
Liabilities to credit institutions	642,338	—	—	642,338
Accrued expenses and accrued expenses - related parties	502,809	—	—	502,809
Interest-bearing current liabilities and interest-bearing current liabilities - related parties	24,072	—	—	24,072
Other non-current liabilities	—	11,764	—	11,764
Total	2,711,193	11,764	—	2,722,957
Maturities are not provided for the Group's derivative liabilities related to the Earn-out rights and the Class C Shares that were assumed as part of the merger with GGI on June 23, 2022. The derivative liability related to the Earn-out rights can only be equity settled and therefore will never have a cash flow impact on the Group. The derivative liabilities related to the Class C Shares can be either cash or equity settled, depending on certain circumstances that may occur in the future. However, the timing of those circumstances are uncertain and any cash flow impacts cannot be forecasted in a useful manner. Refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The Group did not have any derivative financial liabilities as of December 31, 2021. For the years ended December 31, 2022 and 2021, the realized gain/loss on derivatives was nil. For the year ended December 31, 2020, the realized gain on derivatives was $554. No financial instruments were offset by the Group.
Note 16 - Reverse recapitalization
As previously outlined in Note 1 - Significant accounting policies and judgements, Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements. Under this type of transaction structure, Polestar Group is the accounting acquirer and accounting predecessor while GGI is treated as the acquired entity for financial reporting purposes. The Group was deemed to be the accounting acquirer based on an evaluation of the following facts and circumstances:
•Shareholders of the Former Parent retained the largest voting interest in the Group with over 99% of the voting interests;
•the Board of Directors of the Group comprises four members nominated by the Former Parent, as compared to one member nominated by certain investors in GGI;

•the Former Parent has the ability to appoint the remaining members of the Board as deemed necessary;
•the Former Parent’s senior management is the senior management of the Group;
•the Former Parent’s operations comprise substantially all of the ongoing operations of the Group following the merger with GGI; and
•the Group was the larger entity by substantive operations and employee base while GGI lacked operating activities and maintained net assets principally comprised of cash.
GGI did not meet the definition of a business in accordance with IFRS 3 and the merger with GGI was instead accounted for within the scope of IFRS 2, Share-based payment (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. Under IFRS 2, the Group recorded a one-time share-based expense of $372,318 at the Closing of the BCA that was calculated based on the excess of the fair value of the Group issued to public investors via Class A Shares in Parent utilizing the publicly traded share price at the Closing of $11.23 over the fair value of the identifiable net assets of GGI that were acquired. The amount of GGI’s identifiable net assets of acquired at Closing, were as follows:

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)
Total GGI identifiable net assets at fair value	522,106
The net assets of GGI are stated at fair value, with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

Fair value of Polestar[1]	22,183,823
Equity interest in Polestar issued to GGI shareholders	5.1%
Equity interest in Polestar issued to Former Parent shareholders	94.9%
Deemed cost of shares issued by Polestar[1]	1,131,375
GGI identifiable net assets at fair value	522,106
Sponsor and third-party PIPE Cash	236,951
IFRS 2 Listing Expense	372,318
1 - The deemed cost of the shares issued by Polestar was estimated based on the fair value of Polestar at Closing, less an adjustment in respect to the fair value of the earn out rights (discussed below).
Class C Shares
On the Closing of the BCA, Public Warrants and Private Warrants in GGI that were issued and are outstanding immediately prior to the Closing were exchanged for Class C-1 Shares and Class C-2 Shares in Parent. Class C-1 Shares have the following terms:
•Each whole Class C-1 Share entitles the holder to purchase one Class A Share in Parent at an exercise price of $11.50, subject to adjustments for split-ups and dividends. The Class C-1 Shares may also be exercised on a cashless basis by the holder
•Each whole Class C-1 Share is exercisable 30 days after the Closing of the BCA and expires on the earlier of:
◦June 23, 2027,
◦the date the Class C-1 Shares are redeemed by the Group, or
◦the liquidation of the Group.
•The Group may (1) redeem the outstanding whole Class C-1 Shares at a price of $0.01 per Class C-1 Share or (2) convert the outstanding whole Class C-1 Shares in Class A Shares in Parent on a cashless basis any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of the Class A Shares in Parent equals or exceeds $18 per share (as adjusted for split-ups, dividends, and the like) on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which redemption notice is given.
•The Group may require the conversion of all of the outstanding Class C-1 Shares into Class A Shares in Parent on a cashless basis beginning on October 24, 2022, provided:
◦that the last reported price of the Class A Shares in Parent was at least $10.00 per share (as adjusted for split-ups, dividends, and the like) on the trading day prior to the date on which redemption notice is given,
◦the Class C-2 Shares are converted on the same basis as the outstanding Class C-1 Shares, and
◦there is an effective registration statement covering the Class A Shares in Parent arising upon conversion of the Class C Shares is available for 30 days prior to the date the Class C-1 Shares are redeemed by the Group.
•The Class C-1 Shares may be exercised, on a cash or cashless basis at any time after a notice of redemption shall have been given by the Group and prior to the date the Class C-1 Shares are redeemed by the Group.

The Class C-2 Shares are identical to the Class C-1 Shares, except that the Class C-2 Shares:
•are not redeemable by the Group as long as they are held by certain GGI investors and their permitted transferees;
•automatically convert to Class C-1 Shares if they are transferred to individuals other than certain GGI investors and their permitted transferees;
•may be converted to Class C-1 Shares at any time by the holder upon notification to the Group; and
•are exercisable on a cashless basis by the holder.
The Group applied the provisions of IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), in accounting for the Class C Shares. Under IAS 32 and IFRS 9, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in the Parent in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.

As of December 31, 2022
Class C-1 Shares	17,920
Class C-2 Shares	10,080
Total Class C Shares	28,000
The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition, at which time the 15,999,965 Class C-1 Shares had a fair value of $40,320. On December 31, 2022, the fair value of the Class C-1 Shares was remeasured at $17,920, for a total unrealized gain related to the change in fair value of $22,400.

Class C-1 Shares
As of January 1, 2022	—
Class C-1 Shares issued	40,320
Change in fair value measurement	(22,400)
As of December 31, 2022	17,920
The 9,000,000 Class C-2 Shares had a fair value as of June 23, 2022, of $22,770. On December 31, 2022, the fair value of the Class C-2 Shares was remeasured at $10,080, for a total gain related to the change in fair value of $12,690. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares.

Class C-2 Shares
As of January 1, 2022	—
Class C-2 Shares issued	22,770
Change in fair value measurement	(12,690)
As of December 31, 2022	10,080
The fair value change for Class C Shares are as follows:

	For the year ended December 31,
	2022	2021	2020
Fair value change - Class C-1 Shares	22,400	—	—
Fair value change - Class C-2 Shares	12,690	—	—
Fair value change - Class C Shares	35,090	—	—
Earn-out rights
On the Closing of the BCA, the Former Parent (or the shareholders of the Former Parent if the Former Parent is dissolved or liquidated) was issued a contingent right to receive earn outs of up to 24,078,638 Class A Shares and 134,098,971 Class B Shares in Parent, issuable in five tranches that each comprise 4,815,728 Class A Shares and 26,819,794 Class B Shares in Parent. Each tranche is issuable once the daily volume weighted average price of Class A Shares in Parent meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028. The daily volume weighted average price of Class A Shares in Parent that is required to trigger each tranche is as follows:

•Tranche 1 — $13 per share
•Tranche 2 — $15.50 per share
•Tranche 3 — $18 per share
•Tranche 4 — $20.50 per share
•Tranche 5 — $23 per share
If the daily volume weighted average price of Class A Shares in Parent triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group (i.e., there is a change in greater than 50% equity ownership of the Group) all five tranches are automatically triggered for issuance. The Former Parent’s contingent right to the earn out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.
The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the contingent earn out rights of the Former Parent. Under IAS 32 and IFRS 9, the contingent earn out right failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in Parent and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. However, since it provides value to owners of the Former Parent effectively in the form of a pro rata dividend, the fair value at the Closing of the BCA was charged to Accumulated deficit.
At the Closing of the BCA, the fair value of the contingent earn out rights was approximately $1,500,638. The financial liability was remeasured on December 31, 2022 at $598,570, resulting in a total gain related to the change in fair value of $902,068. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn out.

Earn-out Rights
As of January 1, 2022	—
Earn-out rights issued	1,500,638
Change in fair value measurement	(902,068)
As of December 31, 2022	598,570
The fair value change of earn-out rights are as follows:

	For the year ended December 31,
	2022	2021	2020
Fair value change - Earn-out rights	902,068	—	—
Volvo Cars Preference Subscription Shares
At the Closing of the BCA and pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars agreed to subscribe for Preference Shares in the Parent in exchange for a cash payment of $588,826. The cash proceeds were used to pay down outstanding payables owed to VCC. Each Preference Share in the Parent automatically converted into Class A Shares in the Parent at a conversion price of $10 per share thereafter. The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the Volvo Cars Preference Subscription Shares. Under IAS 32, the preference shares did not meet the definition of a financial liability but instead represent a fixed residual interest in Parent (i.e., Class A shares). As such, the initial carrying value of the Volvo Cars Preference Subscription Shares was equity classified and accounted for as a capital contribution from Volvo Cars.
Parent entity restructuring
Pursuant to the terms and conditions of the BCA, the Former Parent was separated from the Group and 100% of the ownership interests in the Group's subsidiaries were transferred to the Parent in exchange for the issuance of 294,877,349 Class A Shares in the Parent, the issuance of 1,642,233,575 Class B Shares in the Parent, and the Earn-out rights. When the Group was separated from the Former Parent, the intercompany relationship between the Former Parent and the Group was severed. This resulted in the realization of accumulated gains in equity of $1,512 in the Former Parent, which were historically eliminated upon consolidation. The $1,512 adjustment to equity does not reflect cash consideration transferred, but rather, the non-cash impact of separating intercompany interests and changing parent entities. The restructuring was recognized using the historic value method (i.e., the assets and liabilities are measured using the existing book value) and the impact of the restructuring is reflected in the Consolidated Statement of Changes in Equity under the “Changes in the consolidated group” subheading.
Note 17 - Trade receivables
Trade receivables from contracts with customers represent sales transactions, conducted via sales units, within the markets in which the Group operates. The average credit term to finance service providers and fleet customers is two weeks. Trade receivables - related parties were comprised of sales transactions with related parties in relation to sale of R&D services, software and performance engineered kits.
The following table details the aging analysis of the trade receivables:

	Not overdue	1-30 days overdue	30-90 days overdue	>90 days overdue	Total
2022
Gross trade receivables	130,718	93,371	19,034	2,984	246,107
Trade receivables - related parties	61,293	12,786	519	398	74,996
Net trade receivables	192,011	106,157	19,553	3,382	321,103
2021
Gross trade receivables	89,348	53,289	14,403	713	157,753
Trade receivables - related parties	7,210	7,310	—	168	14,688
Net trade receivables	96,558	60,599	14,403	881	172,441
Management determines that a receivable is written off once reasonable means of collection have been unsuccessful and the Group has no reasonable expectations of recovering the entire contractual cash flows, or a portion thereof. Historically, the Group has had nil credit losses, neither from external receivables nor from related party receivables. As of December 31, 2022 and 2021 Polestar Group performed an ECL assessment and found no significant effects resulting from the analysis; no write-offs were made for trade receivables.
Further information on credit risks for trade receivables is included in Note 2 - Financial risk management.
Note 18 - Inventories
The Group’s inventory primarily consisted of vehicles as follows:

	As of December 31,
	2022	2021
Work in progress	1,387	3,586
Finished goods and good for resale	704,929	610,124
Provision for impairment	(47,757)	(67,967)
Total	658,559	545,743
Inventories recognized as an expense during the years ended December 31, 2022, 2021 and 2020 amounted to $2,179,958, $1,234,062 and $551,508, respectively, and were included in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
Inventories can be pledged as security for liabilities. Refer to Note 23 - Liabilities to credit institutions for further details.
As of December 31, 2022, 2021, and 2020 write-downs of inventories to net realizable value amounted to $27,877, $67,967, and $35,984 respectively. The write down was recognized as an expense during the years ended December 31, 2022, 2021, and 2020 and was included in Cost of sales or Selling expenses in the Consolidated Statement of Loss and Comprehensive Loss depending on the purpose of the vehicle.
Note 19 - Other current assets
Other current assets for the Group were as follows:

	As of December 31,
	2022	2021
Value added tax receivables	58,516	63,698
Prepaid expenses and accrued income	34,635	40,077
Advances to suppliers	3,336	6,424
Other current assets	10,840	10,003
Total	107,327	120,202
As of December 31, 2022, prepaid expenses and accrued interest income consisted primarily of prepaid insurance and accrued income related to Carbon credits. As of December 31, 2021, prepaid expenses and accrued interest income consisted primarily of accrued transaction costs related to the merger with Gores Guggenheim Inc.
Note 20 - Equity
Changes in the Group's equity during the years ended December 31, 2022, 2021, and 2020 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Pre-closing of the merger with GGI
Balance as of January 1, 2020	—	—	—	879,232
Changes in the consolidated group	200,000,000	—	880,412	(879,232)
Issuance during the year	14,371,808	—	438,340	—
Balance as of December 31, 2020	214,371,808	—	1,318,752	—
Issuance during the year	—	18,032,787	547,157	—
Conversion from Class A to Class B	(17,345,079)	17,345,079	—	—
Issuance of Convertible Notes	—	—	—	35,231
Balance as of December 31, 2021	197,026,729	35,377,866	1,865,909	35,231
Issuance during the period	—	—	—	—
Balance as of June 23, 2022	197,026,729	35,377,866	1,865,909	35,231
Closing of the merger with GGI
Removal of Polestar Automotive Holding Limited from the Group
Exchange of Class A for Class B (1:8.335)	(197,026,729)	1,642,233,575	(1,565,447)	1,565,447
Exchange of Class B for Class A (1:8.335)	294,877,349	(35,377,866)	(281,090)	281,090
Reclassification of GBP Redeemable Preferred Shares	—	—	65	(65)
Issuance of Volvo Cars Preference Shares[1]	58,882,610	—	589	588,237
Issuance to Convertible Note holders	4,306,466	—	43	(43)
Issuance to PIPE investors	26,540,835	—	265	249,735
Issuance to GGI shareholders	82,193,962	—	822	521,285
Listing expense	—	—	—	372,318
Transaction costs	—	—	—	(38,903)
Post-closing of the merger with GGI
Equity-settled share-based payment	876,451	—	9	9,900
Balance as of December 31, 2022	467,677,673	1,642,233,575	21,165	3,584,232
1 - The Volvo Cars Preference Shares subsequently converted into Class A shares following the merger with GGI on June 23, 2022.
Pre-closing of the merger with GGI
The concept of share capital did not exist under the limited company structure when Polestar Automotive (Shanghai) Co., Ltd was the parent entity prior to the common control transaction that occurred on September 14, 2020. Share capital was subsequently introduced under the private company limited structure when Polestar Automotive Holding Limited became the parent entity as a result of the transaction. Refer to Note 3 - Common control transaction for additional details. As of December 31, 2020, after the issuance of 14,371,808 Class A Shares, total common shares fully paid, authorized, issued, and outstanding were 214,371,808. Each common share was valued at $6.15 (in ones).
In March 2021, the Group distributed 18,032,787 shares of newly authorized Class B Shares at $30.50 (in ones) per share for gross proceeds of $550,000 with related issuance costs of $2,843. Of the 18,032,787 shares issued, 4,262,295 were issued to Geely. In July 2021, 17,345,079 Class A Shares were converted to Class B Shares. As of December 31, 2021, 197,026,729 Class A Shares and 197,026,729 Class B Shares were outstanding, respectively. Each common share was valued at $8.04 (in ones).
Both Class A and B Shares were issued with no par value.
Closing of the merger with GGI
Between January 1, 2022, and prior to the Closing of the merger with GGI, there were no events impacting the Group’s equity other than the issuance of 50,000 British Pound Sterling (“GBP”) Redeemable Preferred Shares in the Parent with a par value of GBP 1.00, equivalent to $65, to the Former Parent. This issuance was part of Parent’s incorporation in the United Kingdom as a subsidiary of the Former Parent in preparation for the Closing of the merger with GGI. These shares were subsequently reclassified to Share capital when the Former Parent was separated from the Group at Closing.
In connection with the Closing of the merger with GGI and the removal of the Former Parent (Polestar Automotive Holding Limited) from the Group:
•197,026,729 Class A Shares were exchanged at a ratio of 1:8.335 for 1,642,233,575 Class B Shares;
•35,377,866 Class B Shares were exchanged at a ratio of 1:8.335 for 294,877,349 Class A Shares;
•4,306,466 Class A Shares were issued to holders of the Convertible Notes;
•26,540,835 Class A Shares were issued to the PIPE investors;

•82,193,962 Class A Shares were issued to the former shareholders of GGI; and
•58,882,610 Preference Shares were issued to Volvo Cars which subsequently converted into 58,882,610 Class A Shares.
Refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization for more details on the merger with GGI.
Post-closing of the merger with GGI
Following the merger with GGI, 501,451 Class A Shares were issued to employees of the Group under the Omnibus Plan and 375,000 were issued in exchange for marketing services. Refer to Note 7 - Share-based payment for additional details. As of December 31, 2022, there were an additional 4,532,322,327 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
The following instruments of Parent were issued and outstanding as of December 31, 2022:
•467,677,673 Class A Shares with a par value of $0.01, of which 240,099,199 were owned by related parties;
•1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•15,999,965 Class C-1 Shares with a par value of $0.10;
•9,000,000 Class C-2 Shares with a par value of $0.10; and
•50,000 GBP Redeemable Preferred Shares with a par value of GBP 1.00.
Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in the Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in the Parent. Additionally, holders of GBP Redeemable Preferred Shares in the Parent have no voting rights. Any dividends or other distributions paid by the Parent shall only be issued to holders of outstanding Class A Shares and Class B Shares in the Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in the Parent are not entitled to participate in any dividends or other distributions. Refer to Note 16 - Reverse recapitalization for additional information on the Class C Shares.
Convertible Notes
In July 2021, Geely and two other third-parties invested $35,231 in non-interest-bearing Convertible Notes. Of the $35,231, $9,531 was held by Geely. The Convertible notes were accounted for as equity upon issuance and classified within Other contributed capital. The Convertible Notes were not eligible to receive a coupon or dividend for the first 24 months after issuance and were to convert to common shares upon (1) an issuance of equity securities in an amount greater than $50,000 to any entity that owned more than 35% voting power in the Former Group, (2) the occurrence of any initial public offering, combination with a special purpose acquisition company, or direct listing, (3) a liquidation of the Former Group, or (4) the non-occurrence of any of the preceding events by the 24-month anniversary of the issuance of the Convertible Notes. The second conversion event was satisfied on June 23, 2022 in connection with the merger with GGI and the Convertible Notes were converted into 4,306,466 Class A Shares in the Parent, resulting in a reclassification of par value within equity from Other contributed capital to Share capital.
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
Note 21 - Current and non-current provisions
The changes in the Group’s current and non-current provisions were as follows:

	Warranties	Provision for employee benefits	Other provisions	Total
Balance as of January 1, 2021	34,305	5,128	14,683	54,116
Additions	68,081	6,867	4,853	79,801
Utilization	(33,332)	(4,207)	(8,498)	(46,037)
Reversals	(4,967)	(160)	—	(5,127)
Balance as of December 31, 2021	64,087	7,628	11,038	82,753
of which current	28,660	6,325	9,057	44,042
of which non-current	35,427	1,303	1,981	38,711

Balance as of January 1, 2022	64,087	7,628	11,038	82,753
Additions	100,389	16,647	8,987	126,023

Utilization	(25,239)	(8,608)	(10,431)	(44,278)
Reversals	(10,785)	(192)	(17)	(10,994)
Unwinding of discount and effect in changes due to discount rate	(4,612)	—	—	(4,612)
Balance as of December 31, 2022	123,840	15,475	9,577	148,892
of which current	53,595	15,379	5,933	74,907
of which non-current	70,245	96	3,644	73,985
Provision for employee benefits relates to the Group’s short-term incentive plan and LTVP. Refer to Note 6 - Employee benefits for more details.
Note 22 - Other current liabilities
Other current liabilities for the Group were as follows:

	As of December 31,
	2022	2021
Accrued expenses	199,489	186,748
Liabilities related to repurchase commitments	79,501	92,421
Accrued interest	2,614	305
Personnel related liabilities	28,816	19,642
VAT liabilities	78,954	46,464
Other liabilities	4,416	19,082
Total	393,790	364,662
Accrued expenses were mainly related to marketing and product development; personnel related liabilities consisted of wages, salaries, and other benefits payable.
Note 23 - Liabilities to credit institutions
The carrying amount of Polestar Group’s liabilities to credit institutions as of December 31, 2022 and December 31, 2021 are as follows:

	As of December 31,
	2022	2021
Working capital loans from banks	1,300,108	609,209
Floorplan facilities	16,925	18,664
Sale-leaseback facilities	11,719	14,465
Closing balance	1,328,752	642,338
The Group had the following working capital loans outstanding as of December 31, 2022:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	TUSD
EUR	February 2022 - February 2023	Secured[1]	3 month EURIBOR[2] plus 2.1% and an arrangement fee of 0.15%	270,095	288,746
CNY	June 2022 - June 2023	Unsecured	12 month LPR[3] plus 1.25%, settled monthly	500,000	72,517
CNY	August 2022 - August 2023	Unsecured	12 month LPR plus 0.05%, settled quarterly	716,000	103,845
USD	August 2022 - August 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	147,000	147,000
USD	September 2022 - September 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	255,000	255,000
USD	September 2022 - September 2023	Secured[4]	4.48% per annum	133,000	133,000
USD	September 2022 - September 2023	Unsecured	3 month SOFR[5] plus 2.4%, settled quarterly	100,000	100,000

USD	December 2022 - December 2023	Unsecured[6]	7.5% per annum	200,000	200,000
Total					1,300,108
1 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.
2 - Euro Interbank Offered Rate ("EURIBOR").
3 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
4 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.
5 - Secured Overnight Financing Rate (“SOFR”).
6 - Letters of keep well from both Volvo Cars and Geely.
The Group had the following working capital loans outstanding as of December 31, 2021:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	TUSD
USD	December 2021 - September 2022	Secured[1]	1.883% per annum	400,000	400,000
CNY	July 2021 - July 2022	Unsecured	3.915% per annum	830,000	130,559
CNY	June 2021 - June 2022	Unsecured	12 month national interbank loan prime offer rate plus 1.1%	500,000	78,650
Total					609,209
1 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.
Floorplan facilities
In the ordinary course of business, Polestar, on a market by market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2022 and December 31, 2021, the aggregate amount outstanding under these arrangements was $33,615 and $32,453, respectively.
The Group maintains one such facility with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Consolidated Statement of Financial Position. Of the amounts above, the aggregate amount outstanding as of December 31, 2022 and 2021 due to related parties amounted to $16,690 and $13,789, respectively. Refer to Note 25 - Related party transactions for further details.
Sale-leaseback facilities
Polestar enters into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of December 31, 2022 and December 31, 2021, the aggregate amount outstanding under these arrangements was $11,719 and $14,465, respectively.
Since the contracts identified above are short term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2022.
The weighted average interest rate on short-term borrowings outstanding was 5.2% and 2.6% as of December 31, 2022 and 2021, respectively.
Note 25 - Related party transactions
Related parties are as follows:
•a member of the board of directors, CEO and other key management employees in any Polestar entity;
•a spouse or co-habitee of, or a person under the custody of, any person referred to in “a)” above;
•legal entities controlled by any person, alone or jointly, referred to under “a)” and “b)” above;
•a legal entity that is a parent company, subsidiary, joint venture, or associate within Geely and Volvo Cars;
•a legal entity in which a company within the Polestar Group holds, or otherwise controls, between 20-50% (i.e., an associate or joint venture of any company within the Polestar Group); or
•a person, or a close family member of such person, that has direct or indirect control or joint control of a Polestar entity, has significant influence over a Polestar entity or is a member of the key management of Polestar Group.
Prior to the merger with GGI, Polestar Group existed as a joint venture between Geely and Volvo Cars. Geely is primarily owned and operated by Mr. Li Shufu. Geely, through a combination of wholly owned and partially owned entities, owns a controlling number of equity interests in Volvo Cars. Therefore, Mr. Li Shufu, as a controlling equity interest holder in Geely, effectively controls Geely and Volvo Cars. All transactions with either Geely or Volvo Cars are considered related party transactions.
The primary agreement between Geely/Volvo Cars and the Group was a contract manufacturing agreement to produce the PS2; the primary agreements between Volvo Cars and the Group related to the acquisition of technology developed by Volvo Cars and various services provided by Volvo Cars.
All agreements with related parties are on an arm’s length basis.
As of December 31, 2022, the Group has related party agreements in the following functions:
Product development
The agreements in place to support the Group’s product development include licenses and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars and Geely. Polestar also benefits from related parties as subcontractors in certain internal technology development programs of the Group.
In December 2021, Polestar Group entered into agreements with Geely to acquire technology and related services leveraged in the development of the PS4. Under these agreements, Geely will perform development services in pursuit of achieving project milestones through 2025 for which the Group will make certain milestone payments to Geely. The agreements also obligate Polestar to make certain royalty payments per vehicle sold once the PS4 reaches commercialization.
Procurement
The Group has entered into Service Agreements with Volvo Cars regarding the procurement of direct (production related) materials, whereas the joint sourcing of direct material for the Group and Volvo Cars has allowed both companies to leverage economies of scale.
Manufacturing
The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and has entered into tool sharing agreements with related parties.
Polestar also entered into a unique vendor tooling agreement and a unique in-house tooling and equipment agreement for the PS4. These agreements were entered into as part of Polestar’s and Geely’s intent to enter into a more detailed agreement related to manufacturing original equipment manufacturer (“OEM”) services for the PS4 prior to the commencement of production. Refer to Note 27 - Commitments and contingencies for further details regarding the unique vendor tooling agreement.
In 2020, production of the PS2 was commenced at the Geely owned Luqiao plant through contract manufacturing agreements. In the second half of 2021, ownership transferred to Volvo Cars and the plant was renamed to Taizhou.
Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilized and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself. The Group outsourced the manufacturing engineering for the production process of the PS1, PS2, and PS3 to Volvo Cars.
Activities related to logistics engineering (i.e., activities related to the determination of how different components are delivered to the production sites) were outsourced to Volvo Cars for the PS1, PS2, and PS3.
Tool sharing occurs when the Group purchases production tools, together with Volvo Cars, to obtain synergies from utilizing the same tools.
Polestar enters into machinery and equipment lease arrangements as well as certain building lease agreements with Geely and Volvo Cars. Refer to Note 10 - Leases for more information on Polestar’s leasing arrangements.
Sales and distribution
Prior to entering the commercial space in the third quarter of 2020, the Group’s principal operations were related to the sale of R&D services to Volvo Cars and Geely, and the sale of software and performance engineering kits to Volvo Cars. In addition to these sales agreements, in 2020, the Group had agreements in place to begin selling vehicles, prototype engines and carbon credits to Geely and Volvo Cars, respectively. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, delivery of vehicles and other products and global customer service.
Polestar Group sells vehicles to related parties, Volvo Cars and Volvofinans Bank AB (“Volvofinans Bank”). Volvofinans Bank sells these vehicles to end customers when the end customers choose to finance the vehicles via Volvofinans Bank.
Polestar Group and Volvo Car Financial Services US LLC, doing business as Polestar Financial Services (“PFS”), entered into residual value guarantee agreements with Bank of America, National Association (“BANA”), a third party, in the US. BANA sought to obtain economic protection against degradation in the residual value of leased vehicles it funds, and Polestar USA agreed to provide such protection as a service for a fee.
Information technology
While the Group has its own information technology (“IT”) department, Polestar operates in a shared IT environment with Volvo Cars and has service and software license agreements related to the support, maintenance and operation of IT processes associated with the

Group. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration and application hosting.
Other support
The Group has various other related party agreements in place with Volvo Cars. These are primarily service agreements that relate to support for corporate or back-office functions, including human resources (“HR”), legal, accounting, and other functions.
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
Financing
In May 2021, the Group entered into a working capital credit facility with Volvo Cars. As of December 31, 2022 and 2021, $16,690 and $13,789 of this financing arrangement remained outstanding, respectively, which is included in Interest-bearing current liabilities - related parties on the Consolidated Statement of Financial Position.
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
The interest rates for the loans with Volvo Car (Asia Pacific) that commenced in July 2018 and July 2020 were 3.45% and 3.48%, respectively. The Group repaid each loan in a lump sum together with all the principal and interest at the date of maturity in December 2020. For the years ended December 31, 2022, 2021, and 2020, interest expense for these loans was nil, nil, and $8,684, respectively.
Convertible instruments
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars for $800,000, terminating in May 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest will be calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to May 2024, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on whether or not the Group conducts a qualified equity offering to investors at a market discount. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. As of December 31, 2022, the Group had not yet drawn down on the facility and the fair value of the financial liability related to Volvo Cars' conversion right was nil.
Of the $35,231 in Convertible Notes issued on July 28, 2021, $9,531 was related to Geely. As of December 31, 2021, all $9,531 of the Convertible Notes were outstanding. Upon the Closing of the merger with GGI, the Convertible Notes were converted into 4,306,466 Class A Shares, of which 1,165,041 Class A Shares were attributable to Geely (inclusive of affiliated entities). Refer to Note 1 - Significant accounting policies and judgements and Note 20 - Equity for further details.
Sale of goods, services and other
Related party revenue transactions relate to product development and sales and distribution agreements discussed above. These transactions are comprised of sales of products and related goods and services, sales of software and performance engineered kits, sales of carbon credits and sales of prototype engines. The total revenue recognized from each related party is shown in the table below:

	For the year ended December 31,
	2022	2021	2020
Volvo Cars	71,191	73,660	107,948
Volvofinans Bank AB	68,391	52,973	30,167
Geely	—	2,347	9,340
Total	139,582	128,980	147,455

For the year ended December 31, 2022, revenue from related parties amounted to $139,582 (5.67%) of total revenue. For the year ended December 31, 2021, revenue from related parties amounted to $128,980 (9.65%) of total revenue. For the year ended December 31, 2020, revenue from related parties was $147,455 (24.16%) of total revenue.
Purchases of goods, services and other
Purchases from related parties include agreements related to product development, procurement, manufacturing, IT, and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods, including Polestar 2 vehicles purchased from Volvo Car's factory in Taizhou, China. Purchases of PS2 vehicles were from Geely until the change in plant ownership in November 2021; purchases and their related payables were from Volvo Cars subsequent to this event. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.
Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.
The total purchases of goods, services and other for each related party is shown in the table below:

	For the year ended December 31,
	2022	2021	2020
Volvo Cars	2,217,094	570,429	276,849
Geely	249,204	1,200,295	782,864
Volvofinans Bank AB	1,003	5,748	—
Total	2,467,301	1,776,472	1,059,713
Cost of R&D and intellectual property
Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the PS2, PS3, and PS4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the PS1, PS2, and PS3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of December 31, 2022 was $1,144,240, of which acquisitions attributable to 2022 were $218,031. As of December 31, 2021, the recognized asset associated with these agreements was $1,175,218, of which acquisitions attributable to 2021 were $349,876.
Amounts due to related parties
Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support with Volvo Cars and Geely.

	As of December 31,
Trade payables – related parties, accrued expenses, and other current liabilities to related parties	2022	2021
Volvo Cars	1,136,746	1,507,308
Geely	71,212	235,622
Volvofinans Bank AB	1,389	504
Total	1,209,347	1,743,434
In addition to current liabilities to related parties, Polestar has non-current lease liabilities to related parties amounting to $27,123 as of December 31, 2022 and $40,741 as of December 31, 2021 included in Other non-current interest-bearing liabilities.
The Group’s interest expense on related party trade payables for amounts past due is as follows:

	For the year ended December 31,
	2022	2021	2020
Interest expense on related party trade payables	37,957	30,801	11,210
Amounts due from related parties
Amounts due from related parties include transactions related to sales of software and performance engineered-kits and sales and distribution agreements discussed above.

	As of December 31,
Trade receivables – related parties and accrued income – related parties	2022	2021
Volvo Cars	120,302	15,457
Geely	3,751	4,025

Volvofinans Bank AB	3	309
Total	124,056	19,791
Incentives to key management personnel
During the year ended December 31, 2019, Volvo Cars provided an equity based incentive program to certain members of the Group’s management team (the “Polestar Incentive Plan”). The Polestar Incentive Plan was launched to incentivize the retention of key personnel with pivotal roles in the development of the Group into a successful standalone company. Each participant was offered to purchase shares in PSINV AB, a subsidiary of Volvo Cars which in turn owned shares in Polestar Automotive Holding Ltd and hence the participants were indirectly minority owners of the Group. The investment was made at fair market value in accordance with an external valuation.
In total 38,125 shares were acquired by the participants, which corresponded to an indirect ownership in the Group of 0.16 percent. Management evaluated the Polestar Incentive Plan to determine whether it qualified as an equity-settled share-based payment transaction within the scope of IFRS 2, as the participants receive shares of equity in exchange of their investment and more than one entity was involved in delivering the benefit to the participants. Given that the Group does not receive identifiable or unidentifiable goods or services in exchange for the equity purchase of PINSV AB, the transaction is not within the scope of IFRS 2. Furthermore, the Polestar Incentive Plan is in agreement with Volvo Cars and individual members of the Group’s prior EMT, as participants were given the option to purchase equity shares in PSINV AB being an entity outside the Group. Therefore, the Polestar Incentive Plan is not a share-based payment transaction in the scope of IFRS 2 and there is no financial statement impact on the Group.
As a consequence of the listing of Polestar Automotive Holding UK Ltd on the Nasdaq Stock Exchange in June 2022 and in accordance with the terms of the Polestar Incentive Program, Volvo Cars was obliged to repurchase the participants shares in PSINV AB at fair market value. Each participant was thereafter obliged to reinvest the net proceeds received (repurchase amount less an amount corresponding to the effective tax rate on capital gains in the participants jurisdiction) in shares in Polestar Automotive Holding UK Ltd directly on the open market. The purchased shares were subject to a 180 days’ lock-up period.
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
At the Closing of the merger with GGI, related parties experienced certain share exchanges as follows:

	Pre-closing		Post-closing
	Class A	Class B	Class A	Class B
Geely (inclusive of affiliated entities)	—	4,262,295	36,691,611	—
Volvo Cars (inclusive of its consolidated subsidiaries)	97,685,904	17,345,079	204,572,624	814,219,838
PSD Investment Limited	99,340,825	—	—	828,013,737
Total	197,026,729	21,607,374	241,264,235	1,642,233,575
Refer to Note 16 - Reverse recapitalization and Note 20 - Equity for further details. Between the Closing of the merger with GGI through December 31, 2022, no shares were issued to related parties. Related party share ownership as of December 31, 2022 and 2021 was as follows:

	As of December 31,
Class A Shares	2022	2021
Snita Holding B.V.	204,572,624	95,961,904
PSD Investment Limited	—	99,340,825
PS Investment	—	1,724,000
Geely (inclusive of affiliated entities)	35,526,575	—
Total	240,099,199	197,026,729

	As of December 31,
Class B Shares	2022	2021
Snita Holding B.V.	814,219,838	17,345,079
PSD Investment Limited	828,013,737	—
Geely	—	4,262,295
Total	1,642,233,575	21,607,374

Note 24 - Supplemental cash flow information

	For the year ended December 31,
	2022	2021	2020
Non-cash investing and financing activities
Purchases of intangible assets in trade payables - related parties and accrued expenses - related parties	74,781	357,760	143,986
Initial recognition of ROU assets and liabilities	53,870	12,376	61,529
Purchases of property, plant and equipment in trade payables	34,945	17,341	13,101
Prepaid assets and warrant liabilities assumed upon closing of the merger with GGI	57,040	—	—
Note 26 - Assets held for sale
During fourth quarter of 2022, the Group committed to a plan to sell, to a related party, the Chengdu manufacturing plant held by its subsidiary, Polestar New Energy Vehicle Co. Ltd., that was previously used to manufacture the PS1 and special edition PS2 BST 270. Accordingly, the Chengdu plant and certain related assets are presented as a disposal group held for sale. Polestar has initiated selling efforts and expects to close a sale in the first half of 2023. The assets related to the Chengdu Plant that have been classified as held for sale have a net value of $63,224. The cumulative expense related to exchange rate differences from translation of the disposal group that are included in other comprehensive income amount to $1,392. Prior to December 2022, the Group did not hold any assets classified as held for sale.
As of December 31, 2022, the disposal group was stated at the Group's carrying value and was comprised of the following:

Property, plant and equipment	57,921
Other current assets	5,303
Assets held for sale	63,224
Note 27 - Commitments and contingencies
Commitments
As of December 31, 2022, commitments to acquire PPE and intangible assets were $179,690 and $216,572, respectively. As of December 31, 2021, commitments to acquire PPE and intangible assets were $235,573 and $501,207, respectively. These commitments are contractual obligations to invest in PPE and intangible assets for the production of upcoming vehicle models PS3 and PS4. For the production of PS3 and PS5, contract manufacturing agreements are yet to be signed that define the upcoming investment commitments in Volvo Cars Charleston plant and Geely’s Chongqing plant respectively.
In December 2021, Polestar entered into a unique vendor tooling agreement and a unique in-house tooling and equipment agreement for the PS4. These agreements were entered into as part of Polestar’s and Geely’s intent to enter into a more detailed agreement related to manufacturing OEM services for the PS4 prior to the commencement of production.
Polestar Group also entered into agreements with Geely to acquire technology and related services leveraged in the development of the PS4. Under these agreements, Geely will perform development services in pursuit of achieving project milestones through 2025 for which the Group will make certain milestone payments to Geely. The agreements also obligate Polestar to make certain royalty payments per vehicle sold for the use of the pre-existing vehicle platform once the PS4 reaches commercialization
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.
In March 2021, a Swedish investment firm specializing in class action lawsuits initiated class action activities in Norway against Polestar Norway. The class action suit alleges the Polestar Norway issued misleading statements regarding the range of the PS2 vehicle, which Polestar Norway rejects. As of the date these financial statements were issued, these class action activities consisted of the initial steps of soliciting individuals who purchased a PS2 vehicle in Norway to join the class action suit against Polestar Norway; no claim has been filed in court. The Swedish investment firm refers to a potential total claim of $2,530. Simultaneously, a Norwegian automobile association for car owners (“NAF”) has sent separate claim letters to Polestar Norway on behalf of a few members, on the same grounds as the class action lawsuit. These claims have also been rejected by Polestar Norway.
The Group did not have any liabilities related to such contingencies as of December 31, 2022 and 2021.
Note 28 - Subsequent events
Management has evaluated events subsequent to December 31, 2022 and through April 14, 2023, the date of these Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to December 31, 2022 merited disclosure in these Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On February 26, 2023, the Group entered into an amended and restated 12-month green trade revolving credit facility for an aggregate principal amount of EUR 350,000 with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC, and ING Belgium SA. The Group exercised its 12-month extension option under the initial facility that was entered into with the same parties on February 28, 2022. Similar to the initial facility, the Group may request a potential accordion increase for an additional principal amount of EUR 250,000, subject to certain terms. This facility carries interest at the relevant interbank offered rate plus 2.3% per annum and has a repayment period of 90 days.
On February 27, 2023, the Group drew down $150,000 of the $800,000 aggregate principal available under its 18-month credit facility with Volvo Cars that was secured on November 3, 2022. On March 29, 2023, the Group drew down an additional $150,000. Refer to Note 25 - Related party transactions for further details on the facility with Volvo Cars.
On March 16, 2023, the Group entered into a 12-month working capital loan for $100,000 with China CITIC Bank Corporation Limited - Hangzhou Branch. This loan is unsecured, but includes a subsidiary guarantee from Polestar Shanghai and letters of keep well from Volvo Cars and Geely. Interest is incurred at a fixed rate of 7.35% per annum and due every 3 months. Principal repayment is due on March 15, 2024.
On March 22, 2023, 4,500,000 Class C-2 Shares were converted into 4,500,000 Class C-1 Shares following the election of beneficial holders of such Class C-2 Shares to convert their securities. The conversion of the Class C-2 Shares into Class C-1 Shares was affected by means of a re-designation of the Class C-2 Shares as Class C-1 Shares. 4,500,000 Class C-2 Shares remain issued and outstanding as of the date of this annual report.
On April 3, 2023, the Group granted 1,607,582 awards under the 2022 Omnibus Incentive Plan, of which 1,202,569 are PSUs and 405,013 are RSUs. The awards are equity-settled with a three-year cliff vesting period. The vesting commencement date was January 1, 2023.