Form 20-F
period 2023-12-31
Polestar Automotive Holding UK PLC
filed 2024-08-14
CIK 1884082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Tel: +1 551 284 9479
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On December 31, 2023, the issuer had 467,976,748 Class A Shares (as defined in this Report) in the form of Class A ADSs (as defined in this Report) issued and outstanding, 1,642,233,575 Class B Shares (as defined in this Report) in the form of Class B ADSs (as defined in this Report) issued and outstanding, 20,499,965 Class C-1 Shares (as defined in this Report) in the form of Class C-1 ADSs (as defined in this Report) issued and outstanding and 4,500,000 Class C-2 Shares (as defined in this Report) in the form of Class C-2 ADSs (as defined in this Report) issued and outstanding.
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

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’ s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☒

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
•    the impact of the COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks;
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
“EU” means the European Union.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Former Parent” means Polestar Automotive Holding Limited, a Hong Kong incorporated company, which completed a voluntary liquidation in 2023.
“Former Parent Shareholders” means Snita, PSINV AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang , Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd.
“GAAP” means generally accepted accounting principles in the United States.

“Geely” means Zhejiang Geely Holding Group Company Limited.

“Geely Term Loan Facility” means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Geely Sweden Automotive Investment AB, as lender.

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
“IRS” means the U.S. Internal Revenue Service.
“March 2022 PIPE Investors” means the purchasers of March 2022 PIPE Shares in the March 2022 PIPE Investment, which include certain affiliates and employees of the GGI Sponsor.
“March 2022 PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by March 2022 PIPE Investors in the March 2022 PIPE Investment.
“March 2022 PIPE Subscription Agreements” means the shares subscription agreements, dated March 24, 2022, by and among the Company, GGI and the March 2022 PIPE Investors pursuant to which the March 2022 PIPE Investors purchased the March 2022 PIPE Shares.
“March 2022 Sponsor Investment” means the purchase of March 2022 PIPE Shares pursuant to the March 2022 PIPE Subscription Agreements.
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
“PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by PIPE Investors in the PIPE Investment.
“PIPE Subscription Agreements” means the Initial PIPE Subscription Agreements, the December PIPE Subscription Agreements and the March 2022 PIPE Subscription Agreements.
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
“Registration Rights Agreement” means the registration rights agreement, dated September 27, 2021, by and among the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI (such persons, together with the GGI Sponsor and the Former Parent Shareholders, the “Registration Rights Holders”), as amended by the Registration Rights Agreement Amendment No. 1, the Registration Rights Agreement Amendment No. 2 and the Registration Rights Agreement Amendment No. 3. A copy of the Registration Rights Agreement is filed as an exhibit to this Report.
“Registration Rights Agreement Amendment No. 1” means that certain amendment to the Registration Rights Agreement, dated December 17, 2021, a copy of which is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 2” means that certain amendment to the Registration Rights Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 3” means that certain amendment to the Registration Rights Agreement, dated April 26, 2023, a copy of which is filed as an exhibit to this Report.

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
“Shares” means the Class A Shares and the Class B Shares.

“Shelf Registration Statement” means the Registration Statement on Form F-3 that the Company initially filed on Form F-1 on July 12, 2022, and subsequently updated and supplemented with Post-Effective Amendments No. 1 and No. 2 filed with the SEC on September

20, 2022 and April 21, 2023, respectively, and later converted to a Form F-3 with Post-Effective Amendment No. 3 filed with the SEC on July 11, 2023.
“Snita” means Snita Holding B.V., a corporation organized under the laws of the Netherlands and a wholly owned subsidiary of Volvo Car Corporation.

“Snita Term Loan Facility” means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Snita, as lender, as amended by the parties on November 8, 2023.
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
Risks Related to Polestar’s Business and Industry, such as, Polestar’s future growth and financial performance depends on the production and sale of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure; Polestar’s ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles; Polestar’s operations rely on its strategic partners, including Geely and Volvo Cars, and on key suppliers, including for manufacturing vehicles, research and development, intellectual property, engineering and logistics; Polestar is dependent on its strategic partners and suppliers, some of which are single-source suppliers; the success of Polestar’s business and its future financial performance are dependent on cost-cutting and strategic initiatives; Polestar may be unable to adequately control or predict the substantial costs associated with its operations; the success and growth of Polestar’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar’s products; Polestar operates in an intensely competitive market, which is generally cyclical and volatile; Polestar’s business and prospects depend significantly on the Polestar brand; Polestar’s sales depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry; the automotive industry has significant barriers to entry that Polestar must overcome in order to manufacture and sell electric vehicles at scale; Polestar’s future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations; certain covenants in our debt agreements may restrict our operating activities; Polestar relies on the development of vehicle charging networks to provide charging solutions for its vehicles; Polestar relies on its strategic partners for servicing its vehicles and on their systems, such as dealer management systems and diagnostic tools; if Polestar’s vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed; Polestar may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims; uninsured losses, including losses resulting from product liability, accidents, acts of God and other claims against Polestar, could result in payment of substantial damages, which would decrease Polestar’s cash reserves and could harm its cash flow and financial condition; Polestar must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles; Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions; Polestar’s success depends on the success of its current and future partnerships, which could be adversely affected by its lack of sole decision-making authority and the actions of its co-owners or partners; the Chinese government may intervene in or influence Polestar’s and Polestar’s partners’ operations in China at any time, which could result in a material change in Polestar’s operations and ability to produce vehicles and significantly and adversely impact the value of Polestar’s securities; compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar’s business; Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar’s operating entities in China; Polestar relies heavily on manufacturing facilities and suppliers based in China, including single-source suppliers; if Polestar updates or discontinues the use of its manufacturing equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update; Polestar’s main distribution approach is different from the currently predominant distribution model for automakers, and its long-term viability is unproven; insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on Polestar; Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles; Polestar is subject to risks associated with advanced driver assistance system technology; developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar’s vehicles; extended periods of low gasoline or other petroleum-based fuel prices could adversely affect our business, prospects, results of operations and financial condition; changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar’s results of operations; Polestar’s facilities or operations could be and have been adversely affected by events outside of its control; a global economic recession or other downturn may have a disproportionately adverse impact on Polestar; the ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea have, and are likely to continue to, generate uncertain geopolitical conditions.
Risks Related to Cybersecurity and Data Privacy, such as, Polestar relies on its and Volvo Cars’ IT systems and third-party consultants; any unauthorized control or manipulation of Polestar’s products, digital sales tools and systems could result in loss of confidence in Polestar and its products; data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans; Polestar is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection.
Risks Related to Polestar’s Employees and Human Resources, such as, Polestar’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including its Chief Executive Officer, Thomas Ingenlath, its senior management team and other key employees; Polestar’s management team has limited experience managing a public company; Polestar’s manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations; misconduct by Polestar’s employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damages to its business.
Risks Related to Litigation and Regulation, such as, Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products; Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention and materially harm its business, results of operations, cash flows and financial condition; Polestar’s manufacturing partners may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles; Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities; Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject Polestar to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses; the unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations; if Polestar’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar’s results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares; although the audit report included in this Report is prepared by auditors who are currently inspected fully by the US PCAOB, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB.
Risks Related to Intellectual Property, such as, much of the intellectual property pertaining to Polestar’s vehicles is owned by Volvo Cars and Geely and licensed, in some cases on a non-exclusive basis, to Polestar; Polestar may fail to adequately obtain, maintain, enforce and protect relevant intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of such intellectual property and related technology; Polestar uses other parties’ software and other intellectual property in its proprietary software, including “open source” software; Polestar may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact Polestar’s business, financial condition, results of operations and prospects.
Risks Related to Tax, such as, unanticipated tax laws, changes in the application or interpretation of existing tax laws to Polestar or Polestar’s customers, changes to tax rates or challenges to Polestar's tax positions may adversely impact its profitability and business; transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities; the Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ADSs; as a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes; Polestar may be unable to utilize certain of its deferred tax assets, which could increase its future tax expenses.
Risks Related to Financing and Strategy Transactions, such as, Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all; Polestar’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.
Risks Related to Ownership of Polestar’s Securities, such as, the market price and trading volumes of the ADSs may be volatile and could significantly decline; the grant and future exercise of registration rights may adversely affect the market price of the ADSs; the Class C ADSs will be exercisable for the Class A ADSs, which would increase the number of ADSs eligible for future resale in the public market and result in dilution to its shareholders; there is no guarantee that the Class C ADSs will ever be in the money, and they may expire worthless; Polestar may redeem unexpired Class C-1 ADSs prior to their exercise at a time that is disadvantageous to holders, thereby making their Class C-1 ADSs worthless; Polestar may issue additional equity securities or convertible debt securities without the approval of the holders of the ADSs; Nasdaq may not continue to list the Class A ADSs and Class C-1 ADSs, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions; the requirements of being a public company may strain Polestar’s resources and distract its management; Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, it is exempt from certain provisions applicable to United States domestic public companies; as Polestar is a foreign private issuer and follows certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s requirements; Polestar may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses; Polestar has identified material weaknesses in its internal control over financial reporting, and if Polestar is unable to remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in Polestar’s financial reporting; Polestar has identified material weaknesses in its internal control over financial reporting, and if Polestar fails to develop and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud; the restatement of our annual financial statements in 2021 and 2022 in this Form 20-F has subjected us to additional risks and uncertainties; Polestar’s dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company securities or ADSs may view as beneficial; the U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to Polestar; if securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about Polestar, the ADS trading prices and trading volumes could decline significantly; you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Polestar is incorporated under the laws of England and Wales, because Polestar conducts substantially all of its operations outside of the United States and a majority of Polestar’s directors and executive officers reside outside of the United States; it is not expected that Polestar will pay dividends in the foreseeable future; Polestar has granted, and anticipates granting additional, share-based incentives, which may result in increased share-based compensation expenses; holders of ADSs have fewer rights than direct holders of the Company securities and must act through the Depositary to exercise their rights, and the voting rights of holders of ADSs are limited by the terms of the Deposit Agreements; the Depositary for the ADSs will give Polestar a discretionary proxy to vote the Company securities underlying the ADSs if the holders of such ADSs do not give timely voting instructions to the Depositary, except in limited circumstances, which could adversely affect the interests of holders of the ADSs; the Polestar Articles and the Deposit Agreements provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act and that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of security holders of Polestar to choose a favorable judicial forum for disputes with Polestar or Polestar’s directors, officers or employees; an ADS holder’s right to pursue claims against the Depositary is limited by the terms of the Deposit Agreements; ADS holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreements, which could result in less favorable results to the plaintiff(s) in any such action; the Depositary for the ADSs is entitled to charge holders fees for various services; the ADS holders may not receive dividends or other distributions of the Company securities and the holders thereof may not receive any value for them, if it is illegal or impractical to make them available to such holders; holders of ADSs may be subject to limitations on transfer of their ADSs; the Company may be subject to securities litigation.
Risks Related to Polestar’s Business and Industry
Polestar’s future growth and financial performance depends on the production and sale of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure.
Polestar’s ability to meet its expectations of growth and financial performance depends on the production and sales of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure. There are a number of risks inherent in the pursuit of such expectations, and—as discussed below—the occurrence of any combination of which could have a material, adverse effect on Polestar’s business, results of operations and financial condition:
•risks relating to the production of Polestar’s current and new vehicle models, including potential delays in the production of new vehicle models, Polestar’s reliance on its strategic partners as contract manufacturers and for the provision and development of key components, technology and materials used in Polestar’s vehicles, and the availability and pricing of raw materials and components necessary for the production of Polestar’s vehicles;
•risks relating to the cost of production of Polestar’s current and future vehicle models and other expenses of the business and Polestar’s ability to manage such costs and expenses;
•Polestar’s ability to accurately forecast demand for its current and future vehicle models, which may, among other things, negatively impact profit margins; and
•customer acceptance of Polestar’s current and future vehicle models, which, in addition to directly impacting sales volumes, may impact both production volume commitments and pricing levels for Polestar’s vehicles and, as a result, profit margins.
As discussed below, if any combination of these risks were to occur, it could have a material and adverse effect on Polestar’s business, results of operations and financial condition.
Polestar (either directly or due to its third-party suppliers and partners) has experienced in the past, and may experience in the future, delays with regard to the development, design, manufacture and commercial release of its current and new models of vehicles. Production delays can be caused by a variety of factors, including increases in the cost of or a sustained interruption in the supply or shortage of materials. Any delays may have a materially negative impact on Polestar’s results of operations and financial condition.
The Polestar 3 vehicle model launched in late 2022 with production beginning in China in early 2024 and additional production expected in the United States in summer 2024. Production of the Polestar 4 model began in late 2023 and is expected to ramp up through 2024 and into 2025, when new production is expected to be added in South Korea. To the extent that production or production ramp-up of these new vehicle models or of the Polestar 2, which is currently in production, is delayed or reduced, including in the newest production facility in Charleston, South Carolina (which is owned and operated by Polestar’s manufacturing partners) or other future production facilities, Polestar’s revenues, cash flow and reputation would be adversely affected. Furthermore, Polestar relies on its strategic partners and suppliers for the provision and development of many of the key components, technology and materials used in its vehicles. To the extent Polestar’s strategic partners or suppliers experience any delays or capacity constraints in providing Polestar with or developing necessary components, technology and materials, Polestar could experience delays in delivering on its timelines. Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its vehicles, but it may be unable to do so quickly at prices or quality levels that are acceptable to it, or at all.
Customers’ acceptance and purchase of Polestar’s vehicles are critical components of its business. New Polestar models, including the recent Polestar 3 and Polestar 4 models, may not meet market expectations or be well-received by the market due to design, software or other characteristics, which could result in these vehicles penetrating the market at lower than expected rates and could ultimately lead to lower than expected sales volumes. Any negative third-party reviews of new Polestar models could have an adverse effect on consumer perception of these new models. In addition, if the average selling price for new models is below expectations, Polestar may be unable to meet its revenue, cash flow or gross margin expectations. As an SUV, the Polestar 3 is especially critical for the US market given its associated margin opportunity and the demand for SUVs in the US. Polestar has previously experienced lower than expected demand in the US and it could continue to do so. Additionally, Polestar’s sales volumes in the US market could be negatively impacted by delays in the enactment of regulations that incentivize broader market shifts to electric vehicles.
Additionally, if Polestar fails to continue to sell the Polestar 2 at anticipated levels while sales of the Polestar 3 and Polestar 4 ramp-up, Polestar will be unable to meet its revenue and cash flow expectations. Any failure to meet revenue expectations from sales of the Polestar 2, Polestar 3 and Polestar 4 models or other new models could result in Polestar not meeting its gross margin and profitability expectations and could materially damage Polestar’s business, prospects, results of operations and financial condition.
Polestar has previously experienced cost overruns and may experience cost overruns again in the future. Higher than expected cost of goods sold could occur from a variety of factors—including, but not limited to, unexpected increases in prices of raw materials; the pricing/availability of supplies and components (e.g. battery cells); higher than expected warranty claims; higher than expected equipment, freight and energy costs; reliance on third-party partner manufacturing and the imposition of new or increased customs duties, including those that could result from delays in production in the newest facilities that produce Polestar vehicles, located in Charleston, South Carolina and Busan, South Korea, which would require continued exports of vehicles from China. This may result in higher customs duties. Additionally, any increase in Polestar’s or its manufacturing partners’ labor costs as a result of union activity, pay increases to employees or otherwise, could result in increased overall costs to Polestar. Recent success achieved by auto workers unions using strikes may encourage additional labor organization and strikes across our industry, including at Polestar or its manufacturing partners, which could result in increased expenses and impact production. Polestar has also begun certain cost savings initiatives and it may be unable to achieve the planned cost efficiency savings. Any inability to mitigate cost overruns or to achieve anticipated cost savings would negatively impact Polestar’s financial performance.
Polestar’s future financial performance requires Polestar to accurately forecast demand for its vehicles. To the extent Polestar underestimates demand for its vehicles, Polestar’s strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, resulting in the interruption of manufacturing of Polestar’s products and possible delays in shipments and revenues. To the extent Polestar overestimates demand, Polestar may need to offer deeper discounts and experience greater than expected sales volumes of discounted vehicles. For example, Polestar’s competitors have recently cut prices for their models in order to address supply relative to weakening demand for electric vehicles, and Polestar may be forced to do the same in order to remain competitive. Overestimating vehicle demand could also lead to substantial expenses being incurred by Polestar should it be required to agree to minimum production volumes or purchase commitments, such as for batteries, with its manufacturing partners and suppliers and such minimum vehicle or component quantities not ultimately be produced or ordered.
If demand for electric vehicles continues to worsen, or remains weak for a sustained period of time, the electric vehicle industry, and Polestar’s financial performance specifically, could be materially and adversely affected. Polestar may also experience higher than expected advertising, sales and promotion costs or may be unable to effectively charge such costs to its customers, which could have negative effects on Polestar’s financial performance. An inaccurate forecast in demand for its products may also result in a negative shift in its product mix (e.g., vehicles sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants). Furthermore, Polestar may experience shifts in its sales channel mix, including, but not limited to, a higher number of lower-margin fleet sales than planned. It may also experience a shift in Polestar’s regional sales mix, especially lower than expected sales in the United States, which Polestar is currently experiencing. It has significantly written-down the value of inventory and may need to do so again in the future. If Polestar experiences fluctuations in the demand for its products that is not accurately forecasted, it may experience one or more of the impacts outlined above and its results of operations and financial condition may be negatively affected. Lower gross margin, in conjunction with higher than expected expenses (including, but not limited to, selling, general and administrative expenses and research and development expenses), among other factors, could ultimately lead to lower operating margin, cash flow and profitability as well.
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
Other factors that may influence the adoption of electric vehicles include:
•perceptions about electric vehicle quality, safety, design, performance and cost;
•perceptions about the limited range over which electric vehicles may be driven on a single battery charge;
•perceptions about the total cost of ownership of electric vehicles, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;
•concerns about electric grid capacity and reliability;
•perceptions about the sustainability and environmental and human rights impact of electric vehicles, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid;
•the availability of other alternative fuel vehicles, including plug-in hybrid electric vehicles;
•improvements in the fuel economy of the internal combustion engine;
•the quality and availability of service for electric vehicles, especially in international markets;
•volatility in the cost of oil, gasoline and electricity;
•government regulations and economic incentives promoting fuel efficiency and alternative forms of energy;
•access to charging stations and the cost to charge an electric vehicle, especially in international markets, and related infrastructure costs and standardization;
•the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and
•macroeconomic factors.
The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or Polestar’s electric vehicles in particular, either of which would materially and adversely affect Polestar’s business, results of operations, financial condition and prospects.
Polestar’s operations rely on its strategic partners and on key suppliers, including for manufacturing vehicles, research and development, intellectual property, engineering and logistics.
Polestar depends on strategic partners and key suppliers for manufacturing its vehicles. Polestar employs an asset-light business model that utilizes contract manufacturing and supply arrangements primarily with Volvo Cars and Geely. Polestar believes this business model requires significantly less capital to produce vehicles and generate revenue compared to traditional manufacturers or other electric vehicle companies. However, the supplier agreements Polestar has or may enter into with key suppliers and its strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers and strategic partners become unable to provide, or experience delays in providing components or technology, or if the supplier and related party agreements Polestar has in place are terminated, it may be difficult to find replacement components and technology. Additionally, if Polestar overestimates its requirements, its strategic partners or suppliers may have excess manufacturing capacity and/or inventory, which would indirectly increase Polestar’s costs as Polestar may pay for production capacities that reserved but will not be able to use, negatively impacting its gross margins and potentially affecting when Polestar will become profitable. Underestimation of such requirements could have a similarly material, adverse effect. Polestar also depends on its strategic partners to ensure that new production facilities are operational in the expected timeframe and with the expected capacity and quality standards. If Polestar underestimates its production requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Polestar’s suppliers order may vary significantly and could depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Polestar fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed. If Polestar’s partners are unable to deliver necessary components of Polestar’s products on schedule or at quality levels and volumes acceptable to Polestar, or if Volvo Cars and Geely experience manufacturing delays beyond Polestar’s control, the production of Polestar’s vehicles could be delayed. The underestimation of manufacturing requirements or failure to timely deliver vehicles would harm Polestar’s brand, business, prospects, results of operations and financial condition.
In addition, Polestar’s operations rely heavily on agreements and arrangements with strategic partners, including Volvo Cars and Geely, for research and development, intellectual property licensing, purchasing, manufacturing engineering and logistics. These agreements are described in more detail in this Report in Item 4.B “Information on the Company—Business Overview—Related Party Agreements with Volvo Cars and Geely” and Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.” Polestar’s reliance on these agreements subjects it to a number of significant risks, including the risk of being unable to operate as a standalone business, produce vehicles, enforce intellectual property rights or effectively defend against intellectual property infringement claims, reach its development and production targets or focus its efforts on core areas of differentiation. If Polestar is unable to maintain agreements or partnerships with its existing partners, providers or licensors, or to enter into new agreements or partnerships, Polestar’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation could be materially and adversely affected.
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
Polestar relies on its strategic partners and suppliers for the provision and development of many of the key components and materials used in its vehicles. While Polestar plans to obtain components from multiple sources whenever possible, many of the components used in Polestar’s vehicles will be purchased by Polestar from a single source, and Polestar’s limited, and in many cases single-source, supply chain exposes it to multiple potential sources of delivery failure or component shortages for its production. Polestar’s suppliers may not be able to meet Polestar’s required product specifications and performance characteristics, which would impact Polestar’s ability to achieve its product specifications and performance characteristics as well. For example, Polestar’s ability to manufacture its vehicles will depend on the continued supply of battery cells for the battery packs used in its products. Polestar has limited flexibility in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of Polestar’s vehicles until a different supplier is fully qualified. In particular, Polestar is exposed to multiple risks relating to lithium-ion cells.
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
In addition, Polestar could experience delays if its strategic partners and suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of Polestar’s vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that Polestar or its strategic partners will be able to make up for delays in production caused by any disruption in the supply of critical components. Even in cases where Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its single source components, it may be unable to do so quickly, or at all, at prices or quality levels that are acceptable to it. This risk is heightened by the fact that Polestar has less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect its ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect Polestar’s results of operations, financial condition and prospects. (See Item 3.D “—Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Polestar’s business. Polestar will need to maintain and significantly grow its access to battery cells, including through the development and manufacture of its own cells, and control its related costs.”).
Furthermore, as the scale of its vehicle production increases, Polestar will need to accurately forecast, purchase, and arrange for warehouse and transport of components internationally to manufacturing facilities and servicing locations at much higher volumes. If Polestar is unable to accurately match the timing and quantities of component purchases to its actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in its supply chain, Polestar may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material and adverse effect on its results of operations and financial condition.
In addition, as Polestar develops an international manufacturing footprint, it will face additional challenges with respect to international supply chain management and logistics costs. If Polestar is unable to access or develop localized supply chains in the regions where it or its partners already have or develop manufacturing facilities with the quality, costs and capabilities required, Polestar could be required to source components from distant suppliers, which would increase its logistics and manufacturing costs as well as greenhouse gas emissions, increase the risk and complexity of Polestar’s supply chain and significantly impair Polestar’s ability to develop cost-effective manufacturing operations, which could have a material and adverse effect on Polestar’s business including its sustainability goals, results of operations and financial condition.
Furthermore, unexpected changes in business conditions, materials pricing and/or availability, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics, and other factors beyond Polestar’s and its suppliers’ control could also affect these suppliers’ ability to deliver components to Polestar on a timely basis. For example, Polestar relies on single-source suppliers for critical components for Polestar vehicles, including single-source suppliers in Shanghai. The loss of a strategic partner or any supplier, particularly a single- or limited-source supplier, or the disruption in the supply of components from its strategic partners or suppliers, could lead to vehicle design changes, production delays, idle manufacturing facilities and potential loss of access to important technology and parts for producing, servicing and supporting Polestar’s vehicles, any of which could result in negative publicity, damage to its brand and a material and adverse effect on its business, prospects, results of operations and financial condition. In addition, if Polestar’s suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, Polestar may be required to provide substantial financial support to ensure supply continuity, which could have an additional adverse effect on Polestar’s liquidity and financial condition.
The success of Polestar’s business and its future financial performance are dependent on cost-cutting and strategic initiatives Polestar is implementing to mitigate the significant costs and expenses associated with its business.
Polestar has incurred and expects to continue to incur significant costs and expenses in its operations and growth of its business, including those related to developing and manufacturing its vehicles, the use and possible malfunction or decommission of complex large-scale machinery, possible labor disputes or strikes, marketing and building its brand, raw material procurement costs and general and administrative costs. Polestar has made and expects to continue to make significant investments to design, research and develop, produce and market new vehicle models. Such investments can negatively affect Polestar’s profitability. Additionally, the revenues from new models may not be sufficient to recoup the costs and investments associated with their development and may impact Polestar’s ability to generate future cash flow.
Polestar is engaged in a variety of cost-cutting activities and strategic efficiency initiatives. Its objective is to reduce costs and improve operational efficiencies, realize productivity gains, distribution and logistical efficiencies and overhead reductions. In addition, Polestar expects to continue to restructure its operations as necessary to improve operational efficiency, including occasionally opening or closing offices, facilities or plants. The successful execution of cost-cutting initiatives will involve sourcing, logistics, technology and employment arrangements. Because these initiatives can be complex, there may be difficulties or delays in the implementation of any such initiatives and they may not be immediately effective, resulting in an adverse material impact on Polestar’s financial performance. It will also involve working with suppliers and partners to identify and generate efficiency who may be unwilling or unable to implement any initiatives. Gaining additional efficiencies may be difficult and will likely become increasingly difficult over time as Polestar’s asset-light business model limits opportunities to realize operational efficiencies. In addition, there is a risk that inflation and increased competition may reduce the efficiencies now available. Therefore, there can be no assurances that the efficiency and cost-cutting initiatives will be completed as planned or achieve the desired results. There may also be one-time and other costs and negative impacts relating to restructurings and anticipated cost savings, and Polestar’s strategies may not be implemented or may fail to achieve desired results.
In addition, prices and transportation expenses for materials fluctuate depending on many factors beyond Polestar’s control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, and other economic and political factors. If Polestar is unable to generate anticipated cost savings, successfully implement its strategies or optimize its supply chain, it may not realize all anticipated operational and efficiency benefits and cost savings, which could adversely affect its business and long-term strategies. It could also require Polestar to use more of its cash and to seek new or additional financing sooner than expected or at an undesirable cost. These goals and strategies may not be implemented or may fail to achieve the desired results if we are unable to manage Polestar’s costs effectively. Profitability and cash flow could also suffer, which could also adversely affect Polestar’s business, financial condition and results of operations. Any attempts to increase the announced or expected prices of Polestar’s vehicles in response to increased costs could be viewed negatively by its customers or potential customers and could adversely affect Polestar’s business, prospects, financial condition or results of operations. In the event that these expenses are significantly higher than Polestar anticipates, Polestar could be required to seek additional financing earlier than it expects. If Polestar is unable to cost-efficiently develop, design, manufacture, market, sell, distribute and service its vehicles, its margins, profitability and prospects would be materially and adversely affected.
Polestar may be unable to adequately control or predict the substantial costs associated with its operations.
If Polestar does not enter into longer-term supplier agreements with guaranteed pricing for its parts or components, it may be exposed to fluctuations in prices of components, materials, labor and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for raw materials including lithium, cobalt and nickel for batteries, components, labor and equipment, whether due to supply chain or logistics issues or due to inflation or other economic conditions, would increase Polestar’s operating costs and could reduce its margins if it cannot recoup the increased costs.
Furthermore, Polestar’s ability to manufacture its vehicles depends on continuing access to various components. Any component shortages could negatively impact our results of operations. For example, a global semiconductor supply shortage previously had a wide-ranging impact on many automotive suppliers and manufacturers, including Polestar, that incorporate semiconductors into the parts they supply or manufacture. Polestar experienced an impact on its operations as a result of the semiconductor supply shortage. Any similar shortage regarding critical components, such as for example batteries, could in the future have a material impact on Polestar or its suppliers, which could delay production or force Polestar or its suppliers to pay exorbitant rates for continued access to such critical components and could have a material and adverse effect on Polestar’s business, prospects and results of operations.
Additionally, Polestar has certain minimum purchasing commitments to its manufacturing partners and suppliers. If Polestar is unable to meet these commitments, then Polestar’s manufacturing partners and suppliers may attempt to pass the costs associated with such commitments to Polestar.
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
The success and growth of Polestar’s business depends upon its ability, working with its strategic partners, to continuously and rapidly innovate, develop and market new products, and there are significant risks related to future market adoption of Polestar’s products and government programs incentivizing consumers to purchase electric vehicles. Polestar has a limited operating history and operates in a rapidly evolving and highly regulated market. Polestar has encountered and expects to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets, including risks relating to its ability to, among other things:
•successfully launch and scale-up commercial production and sales of its vehicles on the timing and with the specifications Polestar has planned;
•hire, integrate and retain professional and technical talent, including key members of management;
•continue to make significant investments in research, development, manufacturing, marketing and sales;
•successfully obtain, maintain, protect and enforce its intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;
•build a well-recognized and respected brand;
•establish and refine its commercial manufacturing capabilities and distribution infrastructure;
•establish and maintain satisfactory arrangements with its strategic partners and suppliers;
•establish and expand a customer base;
•navigate an evolving and complex regulatory environment;
•anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments, as well as changes in competitive landscape; and
•successfully design, build, manufacture and market new models of electric vehicles, including in collaboration with its partners, providers, or licensors, in the future.
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
Polestar’s future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations.
Polestar has incurred net losses each year since its inception. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar’s business, results of operation and financial condition. Polestar has in the past and expects to continue to accumulate a cash flow deficit until at least 2025. Despite the loan facilities provided by Volvo Cars, Geely Holding and external lending institutions in late 2023 and early 2024, Polestar continues to require a substantial amount of additional incremental capital to fund its business plan into 2025. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact cash retention. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles, as well as related research and development and commercialization efforts, and may not be able to fund continuing operations, all of which could have a material adverse effect on Polestar’s business, results of operations and financial condition. There can be no assurance that Polestar will be able to raise the additional funding it expects to need or on commercially attractive terms, or at all. Furthermore, considering Volvo Cars’ announcement in February 2024 that it will not provide further funding to Polestar, Polestar may be more reliant on Geely for either direct bilateral support, or for Geely to participate in public offerings of debt or equity securities.
Polestar’s future growth and financial performance envisions Polestar introducing and growing additional revenue streams, including those relating to used car sales, aftermarket sales/services, technology licensing and revenue from financing. For example, Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). If Polestar fails to realize revenue from these possible additions to its business or fails to realize such revenue at the expected levels, its cash flows and profitability may be negatively impacted.
If Polestar’s product development or commercialization is delayed, its cash flow generation may also be delayed and its costs and expenses may be significantly higher than it currently expects. Because Polestar will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, Polestar expects its losses in future periods may be significant. There is no assurance that the business will generate positive cash flow in the future.
Polestar could also experience adverse effects from making incorrect assumptions about important cash flow items. Such adverse effects could include, but are not limited to, the following: (i) a need for additional working capital due to, among other reasons, higher than expected inventory days and a lack of availability of trade finance facilities; (ii) higher than expected capital expenditures related to new vehicle development; (iii) unexpected decreases in cash flow from financing activities, which could be the result of, among other factors, an inability to roll over one or more of the working capital facilities with Chinese banking partners in 2024 or 2025; (iv) an inability to refinance its existing indebtedness; or (v) an inability to raise additional financing in 2024, which would ultimately result in continued use of the China-based working capital facilities for longer than expected and until they can be gradually refinanced, and such facilities may not be available on commercially reasonable terms, or at all.
The deficits that Polestar has incurred, and may continue to incur in the future, fluctuate significantly from period to period; thus, even if Polestar achieves positive cash flow from its operations, it may not be able to sustain or increase such positive cash flow on a quarterly or annual basis. If Polestar is unable to generate positive cash flow from operations and raise the necessary capital to fund its business plans and service its debt obligations, Polestar may not have sufficient resources to conduct its business as projected and may have to discontinue or delay the research and development, production and sale of its vehicles or reduce its operating expenses, each of which could result in a material, adverse effect on Polestar’s business, results of operations and financial condition.
Additionally, Polestar’s international operations require cash to be held in various subsidiaries to meet minimum equity requirements. Polestar is a holding company without any direct operations and has no significant assets other than its ownership interest in Polestar Sweden and the proceeds from any equity or debt financings. Accordingly, Polestar’s ability to pay dividends will depend upon the financial condition, liquidity and results of operations of, and Polestar’s receipt of dividends, loans or other funds from, Polestar Sweden and its subsidiaries. Polestar’s subsidiaries are separate and distinct legal entities and have no obligation to make funds available to Polestar. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which Polestar’s subsidiaries may pay dividends, make loans or otherwise provide funds to Polestar.
Notably, in Sweden, the board of directors of Polestar Performance AB, Polestar’s main group operating company, is required to immediately prepare and cause the company’s auditors to review a balance sheet for liquidation purposes if there are reasons to believe that the company’s shareholders’ equity is less than one-half of the registered share capital. Polestar Sweden’s equity level is constantly monitored, and it periodically requires equity injections from Polestar. There is a risk that Polestar’s asset light business model in combination with applicable minimum equity requirements requires more cash to be deployed than otherwise would be the case and that cash will be allocated in a manner that is not optimal for the business operations. Additionally, once cash has been contributed as equity, the cash is trapped insofar that is cannot be freely transferred back to the group company contributing the funds. If cash is trapped in parts of the Polestar group and cannot be used for the group’s operations or be freely repatriated, or there is simply insufficient cash to meet the applicable minimum equity requirement, it may harm Polestar’s operations and financial condition. For more information, see Item 5.B “Operating and Financial Review and Prospects—Liquidity and capital resources.”
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
Based on current operating plans, availability of short-term and long-term debt financing arrangements, and continued financial support from existing Polestar shareholders, Polestar believes that it has resources to fund its operations for at least the next twelve months. However, Polestar will require additional funds to finance its activities thereafter and expects to consider various financing alternatives with banks and other third parties. For more information, see "—Risks Related to Polestar's Business and Industry—Polestar’s future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations” and Item 5.B “Operating and Financial Review and Prospects—Liquidity and capital resources.”
Certain covenants in our debt agreements may restrict our operating activities, which may adversely affect our financial condition.
Our multicurrency green trade facility with BNP Paribas, Natixis, Standard Chartered Bank, Banco Bilbao Vizcaya Argentaria, the Hongkong and Shanghai Banking Corporation, Shanghai Pudong Development Bank Co., Credit Agricole Corporate and Investment Bank, CitiBank, China Bohai Bank, China Zheshang Bank, Mizuho Bank, and MUFG Bank, entered into on February 22, 2024, contains certain covenants, including maintenance and performance covenants,limiting or restricting Polestar’s ability to take certain actions and requiring Polestar to meet certain minimum revenue thresholds. These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in this facilities agreement, and such breach is not waived or remedied within the applicable remedy period, Polestar’s obligations may be accelerated. While Polestar received a waiver under its $950 million syndicated loan facilities for failing to timely file this Annual Report on Form 20-F, there can be no assurance that further waivers would be granted by lenders in the event of future covenant breaches. Any default under this facilities agreement may have a material adverse effect on our financial condition, results of operations, ability to meet our obligations, and value of Polestar’s securities.
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
Polestar relies on its strategic partners for servicing its vehicles and on their systems, such as dealer management systems and diagnostic tools. If Polestar or its strategic partners are unable to adequately address the service requirements of its customers or if Polestar is unable to expand its servicing capabilities, Polestar’s business, prospects, financial condition and results of operations may be materially and adversely affected.
Because of Polestar’s unique expertise with its vehicles, Polestar recommends that its vehicles be serviced by its strategic partners. Polestar’s strategic partners have limited experience servicing or repairing Polestar vehicles. This risk is enhanced by Polestar’s limited operating history and its limited data regarding its vehicles’ real-world reliability and service requirements. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. As such, there can be no assurance that Polestar’s service arrangements adequately address the service requirements of its customers to their satisfaction, or that Polestar and its servicing partners have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of vehicles Polestar delivers increases. If Polestar’s strategic partners experience delays in servicing Polestar’s vehicles efficiently, or experience unforeseen issues with the reliability of Polestar’s vehicles, it could overburden servicing capabilities and parts inventory. In addition, if Polestar is unable to establish a widespread service network that provides satisfactory customer service, its customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect its sales, results of operations, prospects and financial condition.
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
Any defects, delays or legal restrictions on vehicle features, or other failure of Polestar’s vehicles to perform as expected, could harm Polestar’s reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material and adverse impact on Polestar’s business, results of operations, prospects and financial condition. Examples of some of Polestar’s recalls were due to (i) a risk of certain high voltage battery cells overheating when the battery is fully charged, which could lead to a thermal event inside the battery, increasing the risk of fire, (ii) the defective production of seatbelts which could result in the early activation of the locking feature used to tightly secure a child restraint system, (iii) headlamps adjusting at too high an angle which could result in excessive glare for oncoming traffic, (iv) a software error causing an internal reset in the battery energy control module, resulting in the control unit opening the high voltage connectors during driving (which has caused two recalls), (v) a supplier design issue known as “tin whiskers,” which caused a short circuit inside the front and rear inverters, (vi) an error resulting in displayed velocity of the vehicle being lower than the actual velocity, and (vii) an incorrect message shown on display when the vehicle is placed in reverse mode. Product recalls in the future may result in litigation and adverse publicity and may damage Polestar’s reputation and adversely affect its business, prospects, results of operations and financial condition. For example, the battery packs that Polestar utilizes make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Any such events or failures of Polestar’s vehicles, battery packs or warning systems could subject it to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive.
In the future, Polestar may, voluntarily or involuntarily, initiate a recall if any of its electric vehicles or components (including its battery cells) prove to be defective or noncompliant with applicable motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, Polestar may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize Polestar’s ability to fulfill existing contractual commitments or satisfy demand for its electric vehicles and could also result in the loss of business to its competitors. Such recalls, whether caused by systems or components engineered or manufactured by Polestar or its suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect Polestar’s brand image in its target market and its business, prospects, results of operations and financial condition. As a newer entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to Polestar. Additionally, problems and defects experienced by other electric consumer vehicles, including failure of their energy storage product as well as the mishandling of battery cells or a safety issue or fire related to the cells at manufacturing facilities, could by association have a negative impact on perception and customer demand for Polestar’s vehicles.
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
In the ordinary course of business, Polestar may be subject to losses resulting from product liability, accidents, acts of God and other claims against it, for which it may have no insurance coverage. While Polestar currently carries general and products liability, commercial automobile liability, crime, marine cargo, property and business interruption, workers’ compensation, employment practices, production and directors’ and officers’ insurance policies, it may not maintain as much insurance coverage as other companies do, and in some cases, it may not maintain any at all. Additionally, the policies it does have may include significant deductibles, and it cannot be certain that its insurance coverage will be sufficient to cover all or any future claims against it. A loss that is uninsured or exceeds policy limits may require Polestar to pay substantial amounts, which could adversely affect its financial condition and results of operations. Further, insurance coverage may not continue to be available to Polestar or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in Polestar’s risk profile in the future.
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
Polestar’s vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate, some of which is still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and Polestar will need to coordinate with its vendors and suppliers in order to develop such technologies and integrate them into its electric vehicles and ensure such technologies interoperate with other complex technology as designed and as expected. Polestar may fail to detect defects and errors that are subsequently revealed, and its control over the performance of other parties’ services and systems may be limited. Any defects or errors in, or which are attributed to, Polestar’s technology, could result in, among other things:
•delayed production and delivery of Polestar’s vehicles;
•delayed market acceptance of Polestar’s vehicles;
•loss of customers or the inability to attract new customers;
•diversion of engineering or other resources for remedying the defect or error;
•damage to Polestar’s brand or reputation;
•increased service and warranty costs;
•legal action by customers or third parties, including product liability claims; and
•penalties imposed by regulatory authorities.
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
Polestar is subject to a number of risks associated with international business activities that may increase its costs; impact its ability to sell, service and manufacture its vehicles; and require significant management attention.
These risks include:
•conforming Polestar’s vehicles to various international regulatory requirements of jurisdictions where its vehicles are sold or homologated;
•establishing localized supply chains and managing international supply chain and logistics costs;
•difficulty in staffing and managing foreign operations;
•difficulties attracting customers in new jurisdictions;
•difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;
•taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that Polestar may not be able to offset against taxes imposed upon it by another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction;
•fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Polestar undertakes and changes in value of certain currencies relative to other currencies, including shifts in the Chinese Yuan, U.S. Dollar and Swedish Krona;
•United States, European Union and other and foreign government trade restrictions, tariffs and price or exchange controls;
•foreign labor laws, regulations and restrictions;
•changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;
•political instability, natural disasters, climate change, environmental conditions, pandemics, war or events of terrorism; and
•the strength of international economies.
For example, many of Polestar’s vehicles are manufactured in China. The United States recently imposed extraordinary tariffs on Chinese-made electric cars and additional tariffs on goods from China may be imposed in the future. The United States is also considering regulations on the use of information and communications technologies from China and deployed in connected vehicles, which could limit Polestar's ability to use certain vendors in its vehicle systems. The European Union has recently announced that they will be imposing higher import tariffs on Chinese electric vehicle imports. If a resolution is not reached between China and the EU, this will result in higher import tariffs on Polestar’s vehicles by the European Union for Polestar vehicles imported from China, which will lead to higher selling prices or lower margins on the vehicles sold. China has also stated that it is looking at its own measures to respond to such tariffs. Although, Polestar manufacturing facilities in Charleston, South Carolina and Busan, South Korea (which are owned and operated by Polestar’s manufacturing partners) as well as any potential future facilities, are anticipated to reduce the risk of higher import or custom duties in the US and/or the European Union, this may not ultimately be the case. If these manufacturing facilities do not ramp up as expected, Polestar will rely more heavily on imported inventory from China and its vehicles may be subject to higher tariffs.
In addition to the above risks, Polestar may be impacted by the upcoming enactment of Sweden’s new foreign direct investment (“FDI”) regime. The reintroduction of this FDI regime became effective on December 1, 2023 and includes, among other items, a mandatory filing obligation for investors of, and a required authorization for implementation of investments in, companies that are located in Sweden and that are engaged in certain sensitive industries, sectors, and activities. Due to the novelty of the regime and the evolving nature of FDI-related matters, Polestar cannot definitively state that it will not be directly or indirectly impacted by the new Swedish FDI regime. If Polestar is ultimately directly or indirectly impacted by Sweden’s new FDI regime, it may negatively affect Polestar’s ability to attract foreign investments and thus cause a materially negative impact on its business.
Polestar’s success depends on the success of its current and future partnerships, which could be adversely affected by its lack of sole decision-making authority and the actions of its co-owners or partners.
In June 2023, Polestar entered into a joint venture agreement with the technology company Hubei Xingji Meizu Group Co., Ltd. (“Xingji Meizu”), a related party, and may enter into other joint ventures or other strategic partnerships in the future. The joint venture is expected to strengthen Polestar’s position and offering in the Chinese electric vehicle market by bringing together Polestar’s capabilities within design and performance with the software and consumer electronics hardware development expertise of Xingji Meizu. The joint venture intends to develop Xingji Meizu’s existing technology platform, Flyme Auto, into an operating system for Polestar cars sold in China, including in-car apps, streaming services, and intelligent vehicle software as well as mobile and augmented reality devices and customer apps. Polestar currently owns 49% of the joint venture company equity, with the remaining 51% currently owned by Xingji Meizu, though following the completion of an investment signed in February 2024 by a PRC investor Polestar is expected to own approximately 37.64% of the joint venture company, with Xingji Meizu owning approximately 39.18% and the new PRC investor owning approximately 23.18%. The success of Polestar’s joint venture with Xingji Meizu, including its ability to meet sales expectations in China, is critical to Polestar’s overall performance; if the joint venture does not perform as expected, Polestar’s ability to ramp up its business and sales in China could be detrimentally affected. There is no assurance that this joint venture will be successful. Customers may not purchase vehicles from the joint venture, and the margins on the vehicles sold in China will be lower than that in other markets. Additionally, the technology intended to be developed by the joint venture may not be successful or may not ultimately be adopted or utilized by the end consumers. It may take longer to develop and may cost more to develop than anticipated.
Additionally, there is no assurance that the joint venture will be able to maintain, identify or secure suitable business relationships in the future or that these relationships will be successful. Furthermore, should the joint venture company suffer liquidity constraints or other financial difficulties this might require Polestar to invest further amounts and/or cause delays with payments that Polestar is owed from the joint venture company for its cars.
In the joint venture with Xingji Meizu and other arrangements, Polestar shares ownership and management of a company with one or more parties who may not have the same goals and priorities as Polestar and may compete with Polestar outside the joint venture. Joint ventures are intended to be operated for the benefit of all co-owners, rather than for Polestar’s exclusive benefit. If a co-owner changes, relationships deteriorate or strategic objectives diverge, Polestar’s success in the joint venture may be materially adversely affected. Further, some of the benefits from a joint venture are shared among the co-owners, so Polestar may not receive all of the benefits of a successful joint venture.
In addition, because Polestar shares ownership and management with other parties, Polestar may have limited control over the actions of a joint venture, particularly when it owns a minority interest, as in the joint venture with Xingji Meizu. To the extent another party makes decisions that negatively impact the joint venture or internal control issues arise within the joint venture, Polestar may have to take responsive actions, or Polestar may be subject to penalties, fines, financial and legal liabilities or other punitive actions for these activities. The value of the joint venture may also be materially negatively impacted.
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
Furthermore, Polestar and its subsidiaries in China are not classified as “critical information infrastructure operators” or “network platform operators” under the Cybersecurity Review Measures, nor have Polestar and its subsidiaries received any notice from the CAC defining them as the foregoing, which would require Polestar or its subsidiaries to apply for a cybersecurity review with the CAC. If it is determined in the future that approvals or permissions from the CAC or other regulatory authorities are required, or if the CAC or other regulatory authorities later promulgate new rules or explanations requiring that Polestar or its subsidiaries to obtain their approvals or accomplish any required filing or other regulatory procedures, Polestar may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.
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
Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar’s operating entities in China. Polestar and its subsidiaries may not receive or maintain permissions or all required approvals from the CAC or other relevant authorities to operate in China.
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
There are also substantial uncertainties regarding the interpretation and application of the existing laws, regulations and policies and possible new laws, regulations or policies in China relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that Polestar will be able to obtain all the permits or licenses related to its business in China, or will be able to maintain its existing permits and licenses or obtain new ones. In the event that the Chinese government considers that Polestar was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of Polestar’s business, the Chinese government has the power, among other things, to levy fines, confiscate any of Polestar’s income that it considers illegal, revoke its business licenses and require Polestar to suspend or discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the Chinese government, and any related negative publicity, may have a material and adverse effect on Polestar’s business, prospects, financial condition, and results of operations, as well as the trading price of ADSs.
Polestar relies heavily on manufacturing facilities and suppliers based in China, including single-source suppliers, and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risks specific to China.
Polestar relies heavily on manufacturing facilities based in China for the manufacture of its vehicles, including facilities of Volvo Cars, Geely and its other contract partners. Polestar intends to rely solely on arrangements with its contract manufacturers, including Volvo Cars and Geely, for current and future Polestar models, many of which are based in China, and its growth strategy will depend on growing its business based in China. In addition, Polestar relies on single-source suppliers in China for critical components for Polestar vehicles. This growing presence increases Polestar’s sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of development, reinvestment control of foreign exchange, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures intended to benefit the overall Chinese economy may have a negative effect on Polestar. For example, Polestar’s financial condition and results of operations may be adversely affected by changes in tax regulations. Higher inflation could adversely affect Polestar’s results of operations and financial condition. Furthermore, certain operating costs and expenses, such as battery prices and freight and distribution costs, employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the Chinese government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Polestar’s products and services, and consequently have a material and adverse effect on Polestar’s businesses, financial condition and results of operations.
It is unclear whether and how Polestar’s current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. Changes in Chinese policies, regulations and rules, or their enforcement, may occur with little advance notice and could have a significant impact upon Polestar’s and its partners’ ability to operate profitably.
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
Additionally, the laws governing licensing of dealers and sales of motor vehicles vary from country to country and, within a country, from state to state, and the application of these local laws to Polestar’s operations can be difficult to predict. Certain jurisdictions require a dealer license to sell new motor vehicles within the country or state. Where required, Polestar anticipates that it can become a licensed dealer in certain countries. In countries where Polestar is required to resort to dealers, other challenges may arise. In the United States, for example, some automobile dealers have brought a claim before the Illinois Motor Vehicle Review Board claiming that they have a right to sell Polestar vehicles because of their franchise with Volvo Cars and in accordance with the Illinois Motor Vehicle Franchise Act. Further, even in jurisdictions where Polestar believes applicable laws and regulations do not currently prohibit its direct sales model, legislatures may impose additional requirements. Because the laws vary from country to country, and, within a country, from state to state, Polestar’s distribution model and its sales and service processes is continually monitored and adapted for compliance with the various jurisdictional requirements and may change from time to time. Regulatory compliance and likely challenges to the distribution model may add to the cost of Polestar’s business.
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
Polestar offers leasing and financing of its vehicles to potential customers through financing partners. Polestar believes that the ability to offer attractive leasing and financing options is particularly relevant to customers in the premium vehicle segments in which it competes. We cannot provide any assurance that our financing partners will continue, or would be able or willing, to provide such services on terms acceptable to us or our customers. If Polestar is unable to offer its customers an attractive option to finance the purchase or lease of its vehicles, such failure could substantially reduce the population of potential customers and decrease demand for Polestar’s vehicles.
Polestar is subject to risks associated with advanced driver assistance system technology. Polestar is also working on adding autonomous driving technology to its vehicles and expects to be subject to the risks associated with this technology, including uncertain and evolving regulations. Polestar cannot guarantee that its vehicles will achieve its targeted assisted or autonomous driving functionality within its projected timeframe, or ever.
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
Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect our business, prospects, results of operations and financial condition.
A portion of the current and expected demand for electric vehicles results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of Europe, North America and Asia on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the outlook for the long-term supply of oil to Europe, North America and Asia improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles, including our vehicles, could be reduced, and our business and revenue may be harmed.
Gasoline and other petroleum-based fuel prices have historically been extremely volatile and it is difficult to ascertain whether such volatility will continue to persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for electric vehicles, including our vehicles, may decrease, which would have an adverse effect on our business, prospects, financial condition and results of operations.
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
The Russo-Ukrainian war led to increased inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Increases in battery prices due to the increased prices of lithium, cobalt, and nickel are expected to lead to higher inventory and costs of goods sold. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. See Item 5 “Operating and Financial Review and Prospects—Key factors affecting performance—Impact of the Russo-Ukrainian War” and “Operating and Financial Review and Prospects—Key factors affecting performance—Inflation.”
Further, fluctuations in currency rates, interest rate hikes and existing and expected rates of inflation in the U.S. and other jurisdictions have resulted in extreme volatility in the global financial markets, which has increased Polestar’s cost of capital and may limit its ability to access financing when needed. Polestar may not be able to obtain additional financing on terms favorable to it, if at all. See “—Risks Related to Financing and Strategic Transactions—Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”
Polestar’s facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics, pandemics or security incidents.
Polestar may be impacted by natural disasters, wars, health epidemics or pandemics (such as the Covid-19 pandemic) or other events outside of its control. For example, flooding impacted Polestar’s manufacturing facility in July 2019 and stopped production for one half of a day, and prolonged government mandated quarantines and lockdowns in China during 2022 due to further outbreaks of Covid-19 resulted in delays in the production and delivery of critical components and delayed production of Polestar vehicles. Further, if major disasters such as earthquakes, wildfires, tornadoes or other events occur, or if Polestar’s information system or communications network breaks down or operates improperly, Polestar’s facilities and manufacturing may be seriously damaged or affected, or Polestar may have to stop or delay production and shipment of its products. The effects of climate change may exacerbate the impact of natural disasters and weather events. Furthermore, Polestar could be impacted by physical security incidents at its facilities or those of its strategic partners, which could result in significant damage to such facilities that could require Polestar or its partners to delay or discontinue production of its vehicles. Polestar may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.
A global economic recession or other downturn may have a disproportionately adverse impact on Polestar’s business, prospects, results of operations and financial condition.
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
The ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea have, and are likely to continue to, generate uncertain geopolitical conditions, including sanctions, economic boycotts, and divestment initiatives that could adversely affect Polestar’s business prospects and results of operations.
Russia and Ukraine are not Polestar markets, and there are no plans to launch in either market in the near future. However, Israel is a Polestar market and Polestar has some suppliers with operations in Israel. The uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine and the recent escalation in the conflict between Hamas and Israel may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Polestar has suppliers in Israel, including Mobileye and StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot. In addition, further escalation of the conflict in the Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers’ buying patterns or may adversely impact operations of Polestar’s suppliers. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, Polestar’s operations and could create or exacerbate risks facing Polestar’s business.
Polestar vehicles are manufactured at facilities owned and operated by Volvo Cars. While Polestar understands that Volvo Cars does not have any “Tier 1” suppliers from Russia, car production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on Polestar’s business and results of operations and financial condition.
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
Risks Related to Cybersecurity and Data Privacy
Polestar relies on its and Volvo Cars’ IT systems and third-party consultants, and so any material disruption to its or Volvo Cars’ IT systems or the third-party operating our security operations center could have a material and adverse effect on Polestar.
The availability and effectiveness of Polestar’s services depend on the continued operation of its information technology and communications systems. Polestar relies on its and Volvo Cars’ IT systems, and such systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, targeted cybersecurity threats, or other attempts to harm its systems. Polestar also contracts with a third party to operate its cybersecurity operations center. Polestar’s products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in its services or the failure of its systems or the systems on which it relies.
As part of Volvo Cars IT incident process, Volvo Cars has informed Polestar of cybersecurity incidents that could have had an impact on the operations of Polestar. While the outcomes of these incidents were determined not to have had a material impact on the safety or security of Polestar’s customers or their personal data, it nonetheless highlights the risk that Polestar faces by being partly reliant on external IT systems. Should a future material IT incident occur at Volvo Cars or at the third party that operates our cybersecurity operations center, it could cause Polestar to suffer lengthy interruptions to its ability to operate its business, damage to Polestar’s reputation, loss of customers, loss of revenue, investigations or litigation or liability for damages, any of which could materially and adversely affect Polestar’s business, results of operations, prospects and financial condition.
Any unauthorized control or manipulation of Polestar’s products, digital sales tools and systems could result in loss of confidence in Polestar and its products.
Polestar’s products contain complex information technology systems. Polestar collects, stores, transmits and otherwise processes data from vehicles, customers, employees and other third parties as part of its business operations, which may include personal data or confidential or proprietary information. Polestar also works with third parties that collect, store and process such data on its behalf and also uses digital tools to sell vehicles to its customers. Polestar has created a foundation of security polices and an information security directive and is in the process of creating and testing information security policies to deployed systems. Polestar is creating measures to implement such policies, including encryption technologies, to prevent unauthorized access by malicious actors and plans to continue deploying additional security measures as it grows. Notwithstanding these measures, there can be no assurance that such systems and measures will be adhered to or will not be compromised as a result of intentional misconduct, including by employees, contractors or vendors, as well as by software bugs, human error or technical malfunctions.
Furthermore, hackers may in the future attempt to gain unauthorized access to, modify, alter, disable, and use Polestar’s vehicles, products, and digital sales tools and Polestar’s and its service providers’ or vendors’ systems to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to sensitive or proprietary data stored in or generated by, such vehicles, products, digital sales tools and systems. Advances in technology, an increased level of sophistication and diversity of Polestar’s products, digital sales tools and services, an increased level of expertise of hackers and new discoveries in the field of cryptography could lead to a compromise or breach of the measures that Polestar or its service providers or vendors use. Polestar and its service providers’ and vendors’ systems have in the past and may in the future be affected by cybersecurity incidents. Polestar’s and its service providers’ and vendors’ systems are also vulnerable to damage or interruption from, among other things, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, ransomware, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm its products and such systems. Polestar’s and its service providers’ or vendors’ data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of Polestar’s and its service providers’ and vendors’ systems are not and will not be fully redundant. Further, Polestar’s disaster recovery planning is not yet fully developed and cannot account for all eventualities. Any problems at Polestar’s or its service providers’ or vendors’ data centers could result in lengthy interruptions in Polestar’s service. There can be no assurance that any security or other operational measures that Polestar or its service providers or vendors have implemented will be effective against any of the foregoing threats or issues.
If Polestar is unable to protect its products, digital sales tools and its service providers’ and vendors’ systems (and the information stored on such platforms) from unauthorized access, use, disclosure, disruption, modification, destruction or other cybersecurity breaches, such problems or security breaches could have negative consequences for its business and future prospects, subjecting Polestar to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate and remedy such incidents, reducing customer demand for Polestar’s products, harming its reputation and brand and compromising or leading to a loss of protection of its intellectual property or trade secrets. In addition, regardless of their veracity, reports of unauthorized access to Polestar’s vehicles or data or Polestar’s or its service providers’ and vendors’ systems, as well as other factors that may result in the perception that such vehicles, systems or data are capable of being “hacked,” could negatively affect Polestar’s brand. In addition, some members of the U.S. federal government, including certain members of Congress and the National Highway Traffic Safety Administration (“NHTSA”), have recently focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe has introduced regulations governing connected vehicle cybersecurity, which became effective in January 2021 and apply in the European Union to all new vehicle types beginning in July 2022 and will become mandatory for all new vehicles produced from July 2024. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect Polestar’s business in Europe and other markets, and if such regulations or other future regulations are inconsistent with Polestar’s approach to automotive cybersecurity, Polestar would be required to modify its systems (or cause its service providers and vendors to modify their systems) to comply with such regulations, which would impose additional costs and delays and could expose Polestar to potential liability to the extent its automotive cybersecurity systems and practices are inconsistent with such regulation.
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
Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders Polestar receives.
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
Polestar is also subject to evolving EU and UK privacy laws. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws in this area, there can be no assurances that Polestar will be successful in its efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change Polestar's use of such technologies, as well as civil claims including class actions, and reputational damage. Furthermore, the EU Data Act, which was adopted in January 2024 and will become applicable in September 2025, will apply to data alongside GDPR and extend to providers of internet-of-things devices, providers of related services and holders of both personal and non-personal data in the European Union.
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
Other jurisdictions have begun to propose similar laws. Compliance with additional applicable privacy and data security laws and regulations is a rigorous and time-intensive process and may place restrictions on the conduct of our business and the manner in which Polestar interacts with its customers. Polestar may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause Polestar to incur substantial costs or require Polestar to change its business practices, including its data practices, in a manner adverse to its business. In particular, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, violations of data privacy laws, enforcement actions and other proceedings against Polestar, which could result in substantial fines, damages and other liability as well as damage to Polestar’s reputation and credibility, which could have a negative impact on revenues and profits.
Additionally, on July 26, 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require disclosure regarding cybersecurity risk management (including the corporate board’s role in overseeing cybersecurity risks, management’s role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports. These new cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents in a Form 6-K, generally within four days of determining an incident is material.
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
Polestar is also subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally, including in Europe, North America and Asia Pacific. As Polestar expands, it will need to ensure its compliance with regulatory requirements in various jurisdictions. If Polestar fails to manage its growth effectively, its brand, business, prospects, financial condition and operating results may be harmed. Regulations such as standards relating to vehicle safety, fuel economy and emissions, among other things, often vary materially from country to country and compliance with such regulations will therefore require additional time, effort and expense to ensure regulatory compliance in those countries. This process may include official review and certification of Polestar’s vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. The costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm Polestar’s business, prospects, results of operations and financial condition.
Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention and materially harm its business, results of operations, cash flows and financial condition.
From time to time, Polestar may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition, antitrust and anti-subsidy, intellectual property, privacy, securities, tax, labor and employment, health and safety, its direct distribution model, environmental claims, commercial disputes, corporate and other matters that could adversely affect its business, results of operations, cash flows and financial condition. In the ordinary course of business, Polestar has been the subject of complaints or litigation, including claims related to consumer complaints and intellectual property matters.
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
Polestar and its manufacturing partners’ operations are subject to federal, state and local environmental laws and regulations in different jurisdictions and are and will be subject to international environmental laws, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and continuously evolving, and Polestar’s compliance obligations as a stand-alone company under such laws are still relatively new. Moreover, Polestar and its manufacturing partners may be affected by future amendments to such laws or other new environmental, health and safety laws and regulations which may require it to change or otherwise adapt its operations in order to comply, potentially resulting in a material and adverse effect on its business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in litigation and substantial fines and penalties, third-party damages, suspension of production, cessation of operations or negative reputational concerns, any of which could adversely affect Polestar’s business, prospects, results of operations and financial condition.
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
The IRA, which was enacted into law on August 16, 2022, modifies the tax credit taxpayers are eligible to claim pursuant to Section 30D of the Code (the “30D tax credit”) for electric vehicle purchases on or after January 1, 2023 until December 31, 2032. The IRA placed certain restrictions on both taxpayers eligible to claim such credit via maximum income restrictions and the type of electric vehicles for which the credit may be claimed. Electric vehicles eligible for the 30D tax credit must, among other requirements, (i) be priced below $55,000 (or $80,000 in the case of vans, sport utility vehicles and pickup trucks), (ii) finally assembled in North America and (iii) meet certain assembly and sourcing requirements for both the vehicle itself and the battery, including final assembly of the vehicle and sourcing of a percentage of battery components in North America. Although the IRS is continuing to release guidance on the new requirements imposed by the IRA and Polestar 3 is set to start production in South Carolina during summer 2024, Polestar does not currently meet other 30D tax credit eligibility requirements, and its vehicles may suffer a price disadvantage in the U.S. market as compared to electric vehicles of certain competitors that meet all of the requirements for eligibility under the 30D tax credit. Polestar has entered into an agreement with the IRS to become a “qualified manufacturer,” but as described in the previous sentence, does not currently have specific makes or models of eligible vehicles listed with the IRS. Given the importance of the U.S. market to Polestar’s future business plans, a prolonged or permanent inability to offer electric vehicles that are eligible for the 30D tax credit could materially and adversely affect Polestar’s business, financial condition and results of operations.
If Polestar’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar’s results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares.
The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Polestar bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Polestar’s consolidated financial statements include those related to revenue recognition, inventory valuation, income taxes, impairment of long-lived assets, share-based compensation, operating leases and fair value of financial instruments requiring the use of level 2 or level 3 inputs. If these assumptions change or if actual circumstances differ from those in these assumptions, Polestar’s results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of Polestar’s ordinary shares.
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
As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Deloitte is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although Polestar relies on its and its partners’ operations within China, a jurisdiction where historically the PCAOB has encountered difficulty with conducting inspections, Deloitte is currently inspected fully by the PCAOB.
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
The measures Polestar takes to obtain, maintain, protect and enforce intellectual property rights, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:
•Polestar's licensors (including Volvo Cars and Geely) may have developed and may own the intellectual property, and Polestar may enjoy only a license to it without rights to prosecute patent applications, maintain patents, defend the validity of the intellectual property against challenges, or assert the intellectual property against suspected infringers;
•any patent application Polestar or its licensors (including Volvo Cars and Geely) files may not result in the issuance of a patent;
•Polestar or its licensors (including Volvo Cars and Geely) may not be the first inventor of the subject matter to which it has filed a particular patent application, and/or it may not be the first party to file such a patent application;
•the scope of issued patents may not be sufficient to protect the inventions and technology;
•issued patents may be challenged by its competitors or other third parties and invalidated by courts or other tribunals;
•patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of patents that cover such products;
•employees, contractors or business partners (and the employees and contractors of business partners such as Volvo Cars and Geely) may breach their confidentiality, non-disclosure and non-use obligations;
•competitors and other third parties may independently develop technologies that are the same or similar to Polestar’s or its licensors (including Volvo Cars and Geely);
•the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and
•competitors and other third parties may circumvent or otherwise design around Polestar’s or its licensors (including Volvo Cars’ and Geely’s) patents or other intellectual property.
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
Stamp duty or stamp duty reserve tax (“SDRT”) is imposed in the U.K. on certain transfers of chargeable securities (which include securities in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain transfers of securities to depositories or into clearance systems may be charged at a higher rate of 1.5%, unless an election has been made and maintained by the depository or clearance system under section 97A of the UK Finance Act 1986. Polestar is not aware of any such election having been made. No UK stamp duty or SDRT should arise in respect of an issue of ordinary shares into a depository or clearance system or a transfer where it forms an integral part of capital raising.
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
A transfer of title in the underlying Company securities from the depository to another person and any subsequent transfers of title in the Company securities will generally attract a charge to stamp duty or SDRT at a rate of 0.5% of any consideration, which is generally payable by the transferee of the underlying Company securities. To the extent such transfer is effected by a written instrument of transfer, then any such duty must be paid (and the relevant instrument of transfer stamped by HM Revenue & Customs (“HMRC”)) before the transfer can be registered in the register of members of the Company. However, if those underlying Company securities are redeposited with the depository otherwise than in course of arrangements to raise new capital, the redeposit is expected to attract stamp duty or SDRT at the rate of 1.5% of the value of the Company securities, which will, in practice, be required to be paid by the transferor.
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
Based on the current and projected composition of the Company’s income and assets, the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2023 and does not expect to be classified as a PFIC for the current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year. It is also possible that the IRS would not agree with the Company’s conclusion, or that U.S. tax laws could change significantly. For additional information, see Item 10.E “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations.”
As a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes.
A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Business Combination, it could be subject to substantial liability for additional U.S. income taxes. However, dividend payments to U.S. Holders (as defined below) would generally constitute “qualified dividends” and be subject to tax at the rates accorded to long-term capital gains. In addition, even if the Company is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that, following the Business Combination, ownership attributable to former GGI stockholders and certain other U.S. investors exceeded a threshold amount. If it were determined that the Company is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by the Company would not qualify for “qualified dividend income” treatment, and U.S. affiliates of the Company could be subject to increased taxation under the inversion gain rules and the “base erosion anti-abuse tax” of Section 59A of the Code. Furthermore, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions could be limited.
Polestar does not believe the Company should be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise be subject to unfavorable treatment as a surrogate foreign corporation for U.S. federal income tax purposes as a result of the Business Combination. However, the rules for determining ownership under Section 7874 of the Code are complex and unclear and there is no assurance the IRS may agree with Polestar’s determination of ownership of the Company for purposes of Section 7874 of the Code. For additional discussion of the U.S. federal income tax treatment of the Company, see Item 10 “Additional Information.”
Polestar may be unable to utilize certain of its deferred tax assets, which could increase its future tax expenses.
Due to Polestar scaling its research and development expenses to meet the demands of its growing operations, it has generated tax losses since inception. As of December 31, 2023, Polestar had cumulative carryforward losses of $3,379 million. While tax losses in Sweden have an indefinite carryforward period, the carryforward period in China, where Polestar had a carryforward balance of $547 million as of December 31, 2023, is only five years. As a consequence, the ability of Polestar to utilize certain portions of its deferred tax assets to reduce taxes payable on future Polestar profits, should such profits ever arise, may be limited.
Risks Related to Financing and Strategic Transactions
Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.
Polestar anticipates that it will need to raise additional funds through equity or debt financings. Polestar’s business is capital-intensive, and Polestar expects that the costs and expenses associated with its planned operations will continue to increase in the near term. Polestar does not expect to achieve positive cash flow from operations until late 2025, if at all. Polestar’s plan to grow its business is dependent upon the timely availability of funds and further investment in development, component procurement, testing and the build-out of manufacturing capabilities. In addition, the fact that Polestar has a limited operating history means that it has limited historical data on the demand for its vehicles. As a result, Polestar’s future capital requirements are uncertain, and actual capital requirements may be greater than what it currently anticipates.
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
Further, Polestar’s ability to obtain such financing could be adversely affected by a number of other factors, including general conditions in the global economy and in the global financial markets, interest rate changes and investor acceptance of its business model. For more information, also see “—Risks Related to Polestar’s Business and Industry—Changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar’s results of operations”, Item 5 “Operating and Financial Review and
Prospects—Key factors affecting performance—Impact of the Russo-Ukrainian War,” and Item 5 “Operating and Financial Review and Prospects—Key factors affecting performance—Inflation.” These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to Polestar. If Polestar is unable to obtain adequate financing or financing on terms satisfactory to it, when it requires it, Polestar will have to significantly reduce its spending, delay or cancel its planned activities or substantially change its corporate structure, and it might not have sufficient resources to conduct or support its business as projected, which would have a material and adverse effect on its results of operations, prospects and financial condition.
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
Risks Related to Ownership of Polestar’s Securities
The market price and trading volumes of the ADSs may be volatile and could significantly decline.
The Nasdaq stock market, on which Polestar has listed the Class A ADSs and the Class C-1 ADSs under the symbols “PSNY” and “PSNYW,” respectively, have from time to time experienced significant price and volume fluctuations. An active trading market for Polestar’s ADSs may not be sustained, may be volatile and could decline significantly. You may be unable to sell your ADSs if an active trading market cannot be sustained. Fluctuations in the price of the ADSs could contribute to the loss of all or part of your investment. The trading price of the ADSs could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Polestar’s control. Any of the factors listed below could have a material and adverse effect on the trading price of the ADSs, which may trade at prices significantly below the price you paid. In such circumstances, the trading price of the ADSs may not recover and may experience a further decline.
Factors affecting the trading price of the ADSs may include:
•actual or anticipated fluctuations in Polestar’s periodic financial results or the periodic financial results of companies perceived to be similar to Polestar;
•actual or anticipated differences in Polestar’s estimates, or in the estimates of analysts, for Polestar’s revenues, results of operations, level of indebtedness, liquidity or financial condition;
•changes in the market’s expectations about Polestar’s operating results;
•the public’s reaction to Polestar’s press releases, other public announcements and filings with the SEC;
•speculation in the press or investment community;
•performance and market valuations of other similar companies;
•broad disruptions in the financial markets, including sudden disruptions in the credit markets;
•Polestar’s operating results failing to meet the expectation of securities analysts or investors in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning Polestar or the market in general;
•operating and stock price performance of other companies that investors deem comparable to Polestar;
•Polestar’s ability to market new and enhanced features or services on a timely basis;
•changes in laws and regulations affecting Polestar’s business;
•commencement of, or involvement in, litigation involving Polestar;
•changes in Polestar’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of ADSs available for public sale;
•trading volume of the ADSs on Nasdaq;
•any major change in the Board or management;
•sales of substantial amounts of ADSs by Polestar’s directors, officers or significant stockholders or the perception that such sales could occur;
•the realization of any of the risk factors presented in this Report;
•additions or departures of key personnel;
•failure to comply with the requirements of Nasdaq;
•failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
•future issuances, sales, resales or repurchases, or anticipated issuances, sales, resales or repurchases, of our securities;
•publication of research reports about us;
•actual, potential or perceived control, accounting or reporting problems;
•changes in accounting principles, policies and guidelines; and
•other events or factors, general economic or political conditions, including recessions, changes in interest rates, international currency fluctuations, health epidemics and pandemics, natural disasters, inflation, changes in diplomatic and trade relationships and acts of war or terrorism.
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
Additionally, the distribution by Volvo Cars' of a portion of its Polestar securities to Volvo Cars' shareholders may cause an increase in trading volume and selling pressure of Polestar's securities, further contributing to market price and trading volatility.
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
The Class C ADSs will be exercisable for the Class A ADSs, which would increase the number of ADSs eligible for future resale in the public market and result in dilution to its shareholders.
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
Polestar will continue to require significant capital investment to support its business, and Polestar may issue equity securities or convertible debt securities of equal or senior rank in the future without approval of the holders of the ADSs in certain circumstances. Additionally, the shareholder loan facility between Polestar and each of Snita and Geely give Snita and Geely the option to convert borrowings under such facilities into equity upon certain financing events. Any such conversion would result in a dilution to our existing ADSs holders,
Polestar’s issuance of additional equity securities or convertible debt securities of equal or senior rank may have the following effects: (i) Polestar’s shareholders’ proportionate ownership interest in Polestar may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding Class A ADS may be diminished; and (iv) the market price of ADSs may decline.
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
The Class A ADSs and Class C-1 ADSs are currently listed on Nasdaq. The Company announced on May 17, 2024 that it had received a notification letter from Nasdaq notifying that the Company was no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2023 with the SEC. We believe that the filing of this Form 20-F will resolve this issue, but we are not currently eligible to use a registration statement on Form F-3 until approximately one year from the date we regain and maintain status as a current and timely filer.
There are several requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Market, including but not limited to, the minimum share price of at least U.S. $1.00 per ADS. There can be no assurance that the Company will be able to comply with the continued listing standards of Nasdaq.
If Nasdaq delists the Class A ADSs or Class C-1 ADSs from trading on its exchange for failure to meet the listing standards, holders of the Company’s securities could face significant material adverse consequences including:
•a limited availability of market quotations for the Company’s securities;
•reduced liquidity for the Company’s securities;
•a determination that the Class A ADSs are a “penny stock” which will require brokers trading in the Class A ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary market for the Company’s securities; and
•a limited amount of news and analyst coverage.
Further consequences of any delisting of the Class A ADS or Class C-1 ADS would include a decreased ability for Polestar to issue additional securities or to obtain additional financing in the future. We cannot assure that our securities will continue to satisfy the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq's listing requirements.
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
As a public company, Polestar is subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, as well as the reporting requirements of the UK companies laws that related to quoted companies. These requirements may place a strain on Polestar’s systems and resources. The Exchange Act and UK companies laws require that Polestar file an annual report with respect to its business and financial condition. In addition, Polestar publishes certain results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to certain financial results and material events will also be furnished to the SEC on Form 6-K. The Sarbanes-Oxley Act requires that Polestar implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of its disclosure controls and procedures, Polestar will need to commit and has committed significant resources, has hired and will continue to hire additional staff and has provided and will continue to provide additional management oversight. Polestar has implemented and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining its growth also will require Polestar to commit additional management, operational and financial resources to identify new professionals to join it and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material and adverse effect on Polestar’s results of operations, financial condition or business.
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
As a foreign private issuer, Polestar is subject to different U.S. securities laws than domestic U.S. issuers. As long as Polestar continues to qualify as a foreign private issuer under the Exchange Act, Polestar is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.
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
As discussed above, Polestar is a foreign private issuer, and therefore will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Polestar on June 30, 2024. In the future, Polestar would lose its foreign private issuer status if (i) more than 50% of its outstanding voting securities are owned by U.S. residents and (ii) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Polestar loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Polestar would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Polestar would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.
If Polestar no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company.” Taking into account the announced distribution by Volvo Cars of 62.7% of the ADSs held by its affiliate Snita to its shareholders but without giving effect to Class C Shares, any issuance of Earn Out Shares and assuming no conversion of the Class C ADSs, PSD Investment Limited, Snita and affiliates of Geely together beneficially hold approximately 85% of the outstanding voting power of Shares. Mr. Li Shufu controls PSD Investment Limited and directly or indirectly owns approximately 91% of equity interests in Geely, which owns approximately 78.7% of equity interests in Volvo Cars. Therefore, Mr. Li Shufu, as a controlling equity interest holder in Geely and PSD Investment Limited, beneficially holds approximately 85% of the outstanding voting power of Shares.
Polestar has identified material weaknesses in its internal control over financial reporting. If Polestar is unable to remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in Polestar’s financial reporting, which could adversely affect Polestar’s business and the market price of the ADSs.
As a U.S. public company, Polestar is subject to the internal control over financial reporting requirements established pursuant to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires Polestar to document and test its internal controls over financial reporting and requires its management to certify the effectiveness of its internal controls.. In addition, its independent registered public accounting firm must attest to and report on the effectiveness of Polestar’s internal control over financial reporting. Polestar’s current controls and any new controls that Polestar develops may become inadequate because of poor design and changes in its business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of management’s assessments of its internal control.
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
In the course of preparing Polestar’s financial statements as of and for the years ended December 31, 2023 and 2022, Polestar and its independent registered public accounting firm identified material weaknesses in Polestar’s internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Polestar’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of Polestar’s financial statements as of the year ended December 31, 2023, management concluded that there were material weaknesses in internal control over financial reporting as of December 31, 2023 related to the following COSO components: (i) control environment, (ii) control activities, (iii) information and communication, and (iv) monitoring. For more information on these material weaknesses, see Item 15 "Controls and Procedures". Polestar may also identify other material weaknesses in the future.
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
Polestar cannot be certain that measures it is taking will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future. If Polestar’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, Polestar may be unable to report its financial results accurately on a timely basis or help prevent fraud, which could cause its reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of Polestar’s ADSs to decline. In addition, it could in turn limit Polestar’s access to capital markets, harm its results of operations and lead to a decline in the trading price of Polestar’s securities. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which Polestar lists, regulatory investigations and civil or criminal sanctions.
Pursuant to the report of management on its internal control over financial reporting required under the Sarbanes-Oxley Act, Polestar’s management has concluded that its internal control over financial reporting is not effective for 2023. It also may conclude in future years that it is not effective. Moreover, even if Polestar’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting such public accounting firm’s own independent testing, may issue a report that is qualified if it is not satisfied with Polestar’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if such public accounting firm interprets the relevant requirements differently from Polestar. In addition, as a public company Polestar’s reporting obligations may place a significant strain on its management, operational and financial resources and systems for the foreseeable future. Polestar may be unable to timely complete its evaluation testing and any required remediation.
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
The restatement of our annual financial statements in 2021 and 2022 in this Form 20-F has subjected us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings.
Polestar has restated prior periods in this Form 20-F and may be required to restate its financial statements from prior periods in the future. As a result of the restatement of our prior financial statements, we have become subject to additional risks and uncertainties, including, among others, increased professional fees, expenses and time commitment that may be required to address matters related to the restatements, and scrutiny of the SEC and other regulatory bodies. This could cause investors to lose confidence in our reported financial information and could subject us to regulatory penalties or shareholder litigation. We could also face monetary judgments, penalties or other sanctions that could have a material adverse effect on our business, financial condition and results of operations and could cause the value of Polestar’s securities to decline.
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
While Snita and PSD Investment Limited have historically held all of the outstanding Class B Shares, in April 2024 in advance of the announced intention of Volvo Car AB (publ.) to distribute 62.7% of the ADSs held by Snita to its shareholders, all of the Class B ADSs held by Snita and approximately 94% of the Class B ADSs held by PSD Investment Limited were converted into Class A ADSs. Despite these recent conversions, PSD Investment Limited continues to hold 49,892,575 Class B ADSs that carry a total of 498,925,750 votes. As a result, PSD Investment Limited controls approximately 49.9% of the total voting power of all the issued and outstanding Shares even though it only beneficially owns approximately 39.2% of outstanding Shares.
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
Polestar is a public limited company incorporated under the laws of England and Wales, and conducts a majority of its operations outside the United States through Polestar Performance AB (which is an indirect wholly-owned subsidiary of Polestar). Substantially all of Polestar’s assets are located outside the United States. A majority of Polestar’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against Polestar or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of England and Wales and of the jurisdictions in which Polestar primarily operates could render you unable to enforce a judgment against Polestar’s assets or the assets of Polestar’s directors and officers.
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
Polestar has adopted the Equity Plan and the Employee Stock Purchase Plan. In 2023 the maximum number of Class A ADSs that was available to be issued under the Equity Plan was 20,545,174 Class A ADSs. This amount may be increased each year during the term of the Equity Plan by up to 0.5% of the total number of Shares outstanding on each December 31 immediately prior to the date of such increase. The Equity Plan permits the award of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards, cash awards and substitute awards to employees of Polestar and its subsidiaries and affiliates. Polestar will account for compensation costs for all awards granted under the Equity Plan using a fair-value based method and recognize expenses in its consolidated statements of profit or loss in accordance with IFRS.
In 2023 the maximum number of Class A ADSs that was available to be issued under the Employee Stock Purchase Plan was 4,000,000 Class A ADSs. This amount may be increased each year during the term of the Employee Stock Purchase Plan by up to 0.1% of the total number of Shares outstanding on each December 31 immediately prior to the date of such increase. The Employee Stock Purchase Plan provides employees of Polestar and its subsidiaries and affiliates with the opportunity to purchase Class A ADSs and, in certain instances, to receive matching awards of Class A ADSs from Polestar.
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
Specifically, as of the date of this Report, Polestar has implemented equity programs under the Equity Plan providing for awards of restricted stock units (“RSUs”), performance stock units (“PSUs”) and Bonus Shares. Polestar has also adopted a Share Matching Plan under the Employee Stock Purchase Plan, described in further detail below, which was made available to certain employees of Polestar in November 2023. Each of these programs will continue to be made available, or will become available, to eligible Polestar employees as permitted by, and subject to, applicable laws and the terms of the applicable plans. All employees employed before 2022 became eligible to participate in the Bonus Shares program, which provides for a one-time issuance of Class A ADSs in a value equal to 4% of the awardee’s base salary (net of applicable taxes), with Bonus Shares to be subject to transfer restrictions until June 2023. Polestar has also awarded grants of RSUs and PSUs to certain employees of Polestar as selected by Polestar’s Board. Certain RSUs will vest based on the recipient’s continued service through the second anniversary of the Business Combination Closing. In addition, Polestar has implemented a long-term incentive program providing for annual grants of equity-based awards vesting over three years, consisting of awards of (i) 100% PSUs granted to Polestar’s executive management team, and (ii) 50% RSUs and 50% PSUs granted to other eligible Polestar employees, with such RSUs to vest in full based on continued service through the third anniversary of the Business Combination Closing and such PSUs to vest based on achievement of certain Polestar performance metrics (described following) and continued service through the third anniversary of the grant date. Specifically, such PSUs will vest based on Polestar’s level of achievement with respect to each of the following metrics : 25% with respect to value creation relative to a selected group of peer companies; 25% with respect to unleveraged free cash flow; 20% with respect to ESG achievement measured based on yearly greenhouse gas emissions; and 30% with respect to the achievement of certain operational milestones. The Share Matching Plan under the Employee Stock Purchase Plan includes an annual share matching program whereby the awardee is offered the opportunity to purchase Class A ADSs through payroll deductions of at least $20 per month, but not more than $200 per month (in each case, except as may otherwise be determined by the administrator) and receive a match in the form of Class A ADSs, in an amount equal to up to 100% of the number of Class A ADSs purchased during the applicable offering period, subject to satisfaction of a twelve-month holding period for the corresponding purchased shares.
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
Under the Deposit Agreements for the AD securities, if any holders of AD securities do not vote their AD securities, the Depositary will give Polestar a discretionary proxy to vote the Company securities underlying such AD securities at shareholders’ meetings unless:
•Polestar has failed to timely provide the Depositary with notice of meeting and related voting materials;
•Polestar has instructed the Depositary that it does not wish a discretionary proxy to be given;
•Polestar has informed the Depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•the voting at the meeting is to be made on a show of hands.
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
In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the Deposit Agreements or ADS serves as a waiver by any holder or beneficial owner of ADSs or by Polestar or the Depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.
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
The price of the AD securities may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Polestar may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities and materially impact our results of operations. Furthermore, a shareholder has filed a securities class action lawsuit in August 2023 against parties formerly connected to Gores Guggenheim Inc., the special purpose acquisition company that combined with Polestar as part of the Business Combination. Although Polestar is not a party to such lawsuit, in February 2024 it received a demand from certain of the defendants which stems from indemnification obligations Polestar agreed to as part of the Business Combination Agreement. Polestar will thus be responsible for covering certain defendants' costs including legal expenses and, potentially, a future settlement, which could be substantial. Furthermore, it is possible that Polestar could be a target in the future and that such lawsuit will require Polestar to expend time and additional resources.

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company

The legal name of the Company is “Polestar Automotive Holding UK PLC.” The Company was incorporated under the laws of England and Wales as a company limited by shares on September 15, 2021 and was re-registered as a public limited company under the laws of England and Wales on May 5, 2022 in connection with the Business Combination. The Company’s registered office in England is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE. The address of the principal executive office of the Company is Assar Gabrielssons Väg 9 405 31 Gothenburg, Sweden, and the telephone number of the Company is +1 551 284 9479.
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
Polestar's capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to TUSD475,710, TUSD380,709 and TUSD503,308, respectively. These capital expenditures primarily consisted of purchases of unique tooling for production facilities, the development and purchase of certain intellectual property rights and tooling and equipment used at Polestar's research and development center in the United Kingdom at the Mira Technology Park in Coventry. Polestar expects its capital expenditures to increase in the near term as it continue to invest in the acquisition of intellectual property as well unique tooling and equipment. Polestar anticipates that its capital expenditures in 2024 will be financed from the issuance of equity or debt instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties.
B.    Business Overview
Summary
Polestar is determined to improve society by accelerating the shift to sustainable mobility.
Polestar is a pure play, premium electric performance car brand headquartered in Sweden, designing products engineered to excite consumers and drive change. Polestar believes that it defines market-leading standards in design, innovation and sustainability. Polestar was established as a premium electric car brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global car manufacturers. Polestar has a capital-efficient, asset-light business model.
Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium luxury electric vehicle market in 2017. With a carbon fiber body, Polestar 1 has a combined 609 horse-power (hp) and 1,000 Newton-meter (Nm) of torque. Production of the Polestar 1 ceased at the end of 2021, making Polestar a dedicated electric vehicle manufacturer. Polestar 2, an electric performance fastback and Polestar's first fully electric, high-volume car was launched in 2019. Polestar 2 has three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with up to 300 kW / 408 hp and 660 Nm of torque. Polestar 3, an electric performance SUV, was launched in 2022. Polestar 3 has two dual-motor 111 kWh battery variants with powertrains up to 380 kW / 510 hp and 671 Nm of torque. Polestar 4, a sporty SUV coupe, was launched in 2023. Polestar 4 has two variants with a long range battery of 100kWh, and dual and single-motor powertrains with up to 400 kW / 544 hp and 686 Nm of torque.
Polestar’s cars have received major acclaim, winning multiple globally recognized awards across design, innovation and sustainability. Highlights for Polestar 1 include Insider car of the year and GQ’s Best Hybrid Sports Car awards. Polestar 2 alone has won over 50 awards, including various Car of the Year awards, the Golden Steering Wheel, Red Dot’s Best of the Best Product Design and a 2021 Innovation by Design award from Fast Company. And the SUV for the electric age, Polestar 3, has already been acclaimed Car WOW’s Car of the Year and ESUV of the Year for 2023. Polestar 4 has won the Production Car Design of the Year award for 2023.
Polestar has also received a total of five awards from the German Design Council, including the German Design Awards for the Polestar 5 concept car and the ABC award for the Polestar 6 electric roadster concept. Furthermore, the Polestar 6 has been voted the Concept Car of the Year in Car Design Review.
As of December 31, 2023, Polestar’s cars are on the road in 27 markets across Europe, North America and Asia Pacific. Polestar plans to have a line-up of four performance EVs by 2025. Following the launch of the Polestar 3, an electric performance SUV, in October 2022 where customers were able to begin placing orders, Polestar launched Polestar 4, a sporty SUV coupe in April 2023 in China only and started first customer deliveries in China in December 2023. Polestar 5, a luxury 4 door GT, is planned to start production in 2025. Polestar believes the premium luxury SUV vehicle segment is one of the fastest growing vehicle segments, and expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.
The following tables show Polestar's revenue by type and geographical region for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Sales of vehicles	2,319,947	2,386,454	1,299,196
Sales of software and performance engineered kits	18,994	21,308	25,881
Sales of carbon credits	1,452	10,984	6,299
Vehicle leasing revenue	17,421	16,719	6,217
Other revenue	20,748	8,640	8,754
Total	$2,378,562	$2,444,105	$1,346,347

	For the year ended December 31,
	2023	2022	2021
Europe, the Middle East, and Africa	1,660,579	1,610,727	1,036,847
North America	523,374	599,931	268,188
Asia and Australia	194,609	233,447	41,312
Total	$2,378,562	$2,444,105	$1,346,347
Polestar has set itself the important goal to create a truly climate neutral car by the end of 2030, which it refers to as the Polestar 0 project. The development of a truly climate neutral production car by the end of 2030 is a significant milestone on the path to Polestar’s goal of becoming a climate neutral company by the end of 2040.
Polestar 2 vehicles are currently manufactured at a plant in Taizhou, China that is owned and operated by Volvo Cars. The plant was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. The Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. Polestar 3 production in Chengdu commenced in February 2024. Polestar also expects to start producing Polestar 4 vehicles in Busan, South Korea, during the second half of 2025. An agreement has been reached between Polestar, Geely Holding and Renault Korea Motors (RKM), that will bring contract manufacturing of Polestar 4 vehicles for the North American and domestic South Korean markets to RKM’s Busan plant.
Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely provides it with access to a substantial combined installed production capacity and gives Polestar’s highly scalable business model immediate operating leverage. Polestar also plans on expanding its production capacity in Europe by leveraging plants that are owned and operated by Volvo Cars.
Polestar’s sales channels include both direct-to-consumer and direct-to-business models. In direct-to-consumer, Polestar uses a digital first approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their order online. In direct-to-business, vehicles are sold to various fleet customers, such as rental car companies and corporate fleet managers. In November 2023 Polestar announced a refocused approach to key markets including a new joint venture in China. Alternatively, Polestar Spaces are where customers can see, feel and test drive Polestar's vehicles prior to making an online purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar’s customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. As of December 31, 2023, there were 192 Polestar Spaces. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,150 customer service points worldwide (as of December 31, 2023) in support of its international operations.
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
Recent Developments
On January 9, 2024, Polestar announced that its strategic relationship with Google continues. The latest innovations for cars with Google built-in are rolling out for Polestar cars, including new features – sending a planned route from mobile device to car and In-car browsing with Google Chrome that are available in Polestar 2.

On January 11, 2024, Polestar announced global deliveries for the fourth quarter of 2023. Polestar delivered approximately 12,800 cars in the fourth quarter, including 880 Polestar 4 in China, taking its global deliveries for the year to approximately 54,600 cars, a growth of 6% compared to 2022.
On January 11, 2024, Polestar also announced Board and management appointments. Winfried Vahland was appointed to the Board as a director. Per Ansgar was appointed Chief Financial Officer (CFO), and assumed responsibilities from Johan Malmqvist. Kristian Elvefors was appointed Global Head of Sales and assumed responsibilities from Mike Whittington. All three appointments were effective from January 15, 2024.
On January 31, 2024, Polestar announced that following Polestar 4 start of production and first deliveries in China at the end of 2023, online sales commenced in Europe and Australia.
On February 23, 2024, Volvo Cars announced a proposed distribution of 62.7% of its Polestar shareholding to its shareholders.
On February 27, 2024, Polestar announced that production of Polestar 3 has started in Chengdu, China, with additional production expected to commence in South Carolina, USA, in summer 2024. The announcement also stated that production of an early test series in the American factory has been completed successfully.
On February 28, 2024, Polestar announced that it has secured USD 950 million in external debt funding provided by 12 international banks including BNP Paribas, Natixis, Standard Chartered, BBVA, HSBC and SPDB, in the form of a three-year loan facility.
On April 11, 2024, Polestar announced that it had delivered approximately 7,200 cars for the first quarter of 2024.
On July 2, 2024, Polestar announced that it had delivered approximately 13,000 cars for the second quarter of 2024.
On July 5, 2024, Polestar announced the first deliveries of Polestar 3.
Polestar’s Strategy
The global car industry is undergoing a fundamental transformation and Polestar believes it is optimally positioned at the forefront of this change, with a strong and established market presence and a rapidly expanding model portfolio, including two SUVs which target one of the fastest growing in the global car market. Industry growth is driven by increasing consumer awareness of environmental impact, technological improvement and shifting consumer preference. Increasingly rigorous environmental regulation and expanded charging infrastructure will also drive adoption of electric vehicles.
Polestar intends to implement the following strategy to deliver on its business plan:
•Richer product mix. Polestar's model line-up is expected to grow from 1 to 4 models by 2025, including higher-margin cars such as Polestar 3, Polestar 4 and Polestar 5, which are expected to be main drivers of accelerated margin progression.
•Increased build options and packs. Polestar expects to monetize its rapidly growing luxury model line-up, by offering customers more flexibility and much greater customization options.
•More focused approach to market presence. In Europe, Polestar intends to focus sales efforts and investments into markets that have the greatest potential for profitable growth. In China, Polestar’s innovative JV model is expected to lead to higher sales and technological advances.
•Improved profitability of the US business. By diversifying its manufacturing footprint into the US and adding another production location outside China in Busan, South Korea, a portion of cars produced for the US market are expected to attract lower or no US tariffs. Polestar also plans to optimize its US marketing and dealer network.
•Further product cost reduction opportunities. By working closely with current manufacturing partners, Polestar expects to drive production costs down, while maintaining the high quality of its products.
•Previously announced headcount reductions. During 2023 a reduction in Polestar's workforce of approximately 300 personnel was made, with a hiring freeze that eliminated approximately 500 additional planned roles.
•Resized and optimized advertising, selling & promotion spend. Polestar intends to improve marketing efficiency by re-focusing its marketing budget as well as making improvements in its mix of sales channels.
•Commercial digital efficiency. Polestar intends to increase investment in digital tools and solutions to increase effectiveness of its customer engagement.
•R&D efficiency. Polestar is reviewing its research and development activities to ensure they operate efficiently and prioritize cost-effective product development.
•Capital management. Polestar intends to continue a disciplined approach to capital expenditure, for example from working capital optimization through its China JV and pursuing more localized manufacturing.
Polestar’s Strengths

Polestar believes it benefits from a number of competitive advantages:
Distinct Pure, Progressive, Performance brand values with leading design, innovation and sustainability core pillars.
Polestar believes that its emphasis on distinct Scandinavian avant-garde design with high-tech minimalism, proprietary technology and innovative partnerships and environmentally sustainable products engages and attracts customers who share its ethos and design aesthetic. Polestar’s brand, with its iconic attributes of Pure, Progressive, Performance is reflected in its products which have received multiple global awards since the launch of the Polestar 1 in 2017. Polestar also believes its proprietary electric vehicle technology provides it with a substantial competitive advantage. Research and development, a core competence, is focused on areas such as lightweight chassis architectures and manufacturing, electric propulsion and motors and bi-directional battery packs that Polestar believes will significantly enhance the competitiveness of its vehicles, alongside smart partnerships with leading providers of autonomous driving and infotainment technologies. Sustainability remains a core principle for Polestar and it continues to work to reduce its impact on the environment in every aspect of its business, but with a particular focus on the manufacturing of its cars. Polestar is actively targeting climate neutral manufacturing processes and materials and uses tools such as Life Cycle Analysis to help it both ascertain the impact of its vehicles and to identify opportunities to make them more sustainable. Polestar transparently shares this information with its customers so they can make an informed buying decision and can track Polestar’s progress.
Rapidly expanding exclusive vehicle portfolio, targeting fastest growing, high margin segments.
Polestar expects significant growth in the premium luxury electric vehicle segment and believes its ability to leverage a global manufacturing footprint and expanding product portfolio, coupled with a scalable and asset-light business model means it is well positioned to capitalize on this growing market.
Polestar is one of two pure play global premium electric vehicle companies already in mass production.
Currently, Polestar and Tesla are the only global pure play premium electric vehicle manufacturers in mass production. New entrants would have to develop significant core competencies to match Polestar’s proprietary technology as well as the access to vehicle design and manufacturing capabilities and sales and service infrastructure that Polestar receives from Volvo Cars and Geely. Polestar believes these advantages constitute a significant barrier to entry. With 160,000 Polestar 2 sold across 27 global markets since start of production in 2019, Polestar believes it has established a global reach. In 2024, Polestar will benefit from global production and global distribution of two of its new SUVs, Polestar 4 and Polestar 3, which both started production in November 2023 and February 2024, respectively. Adding to this line up, Polestar expects to start the production of Polestar 5 in 2025 – becoming a four car company.
Capital efficient, asset-light business model, with access to established global state-of-the-art manufacturing facilities.
Polestar has a scalable, asset-light business model that leverages the experience and manufacturing resources of Volvo Cars and Geely. Polestar has access to their technology, manufacturing facilities, logistical infrastructure and information technology systems. Polestar believes this access provides the flexibility to scale production more quickly with demand, using an already operational ecosystem, and has enabled Polestar to rapidly launch its brand globally. Polestar believes this asset-light model requires significantly less capital to produce vehicles and revenue compared to traditional manufacturers or other electric vehicle companies. Two examples of this strategy being implemented are the planned establishment of manufacturing in the USA and South Korea. Polestar 3 production in Chengdu China, is expected to be complemented with production in South Carolina, USA, during summer 2024. Polestar 4 production, which has already started in Hangzhou Bay, China, is expected to be complemented by production in Busan, South Korea, through Geely’s joint venture Renault Korea Manufacturing ("RKM").
Bespoke regional market strategy, including a unique partnership approach in China.
Polestar’s sales and distribution model is focused on a direct customer experience, reducing multiple traditional inefficiencies coupled with a differentiated distribution. Using the Polestar mobile application (the “Polestar App”) or other digital connections, clients can discover Polestar’s products, configure and personalize them, choose a financing option and purchase online, creating a seamless experience. Complementing this digital experience, customers can see, feel and test drive Polestar's vehicles, at one of the Polestar Spaces prior to making an online purchase. Polestar believes this combination of digital and physical retail presence serves to deliver a seamless experience for its customers. Polestar’s customers benefit from a comprehensive service network which leverages the existing Volvo Cars service center network. In Europe, Polestar follows a direct-to-consumer model and, in select markets, an importer model, for sales and distribution. European customers have access to 90 Polestar spaces and approximately 650,000 charging points through Plugsurfing. Polestar is shifting select European markets to an importer model to focus resources on the most profitable markets, and applying a non-genuine agency operating model in key markets. In North America, Polestar is transitioning to a wholesale model, with high control of customer experience through retailer vetting. North American customers have access to over 30 Polestar Spaces, managed by independent authorized retailers, and service points as well as CCS Charging with approximately 8,000 charging points in USA and Canada. In China, through Polestar's JV with Xingji Meizu, customers have access to around 70 Polestar Spaces and over 100 service points. Polestar believes the technical know-how and software engineering capability of Xingji Meizu, an established mobile phone device brand with substantial R&D and software operating system experience, will aid the planned implementation of important features, services and products, including Polestar OS, Polestar Link and the Polestar Phone, for the China market.
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
Polestar 2
Polestar 2 is an electric performance fastback and Polestar’s first fully electric, high volume model. Polestar 2 is manufactured at the Taizhou, China facility, which is owned and operated by Volvo Cars after having been acquired the plant from Geely in December 2021. First revealed in 2019, production commenced in 2020.
Polestar 2 model range includes three variants – Long range dual motor (up to 350 kW (476 hp)/ 740 Nm), Long range single motor (220 kW (299 hp)/ 490Nm) and Standard range single motor (200 kW (268 hp)/ 490 Nm) – combined with three optional packages – Pilot, Plus and Performance – to provide consumers with the perfect Polestar 2 for their needs. Pilot and Plus packs encompass driver convenience and comfort features, while the Performance pack adds further dynamic and visual appeal with Öhlins Dual Flow Valve dampers, 4-piston Brembo brakes, forged alloy wheels and, naturally, Polestar’s signature gold detailing inside and out. Polestar believes this modular approach simplifies both the purchase and manufacturing process while enhancing the customer experience. Polestar 2 model 2024 features a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, sustainability improvements and, for the first time in a Polestar, rear-wheel drive.
Since Polestar 2 deliveries began in 2020, Polestar has improved the range, efficiency and performance of Polestar 2 and its cradle-to-gate carbon footprint has been continuously reduced. The result is a total CO2e saving of 12%, or 3 tons, since the vehicles initial launch. Low-carbon aluminum in wheels and the battery tray, a switch to renewable electricity in the factory, and improved battery chemistry, are some of the contributing factors.
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
Polestar 3
Polestar launched the Polestar 3 on October 12, 2022. Polestar 3 is a luxurious electric performance SUV with seating for five and design direction previewed by Polestar Precept concept car (now the Polestar 5). It is an aerodynamically-optimized SUV using multiple design features to smooth airflow and reduce drag. The two seating rows in Polestar 3 stretch out between the long wheelbase offering luxurious and spacious legroom for the rear passengers even when the tallest driver is sitting in the front seat. Polestar believes that the Polestar 3 will define the SUV for the electric era by combining the high seating position favored by customers with a highly efficient aerodynamic silhouette and sports-car handling.
Materials used inside Polestar 3 have been selected for their sustainability credentials, while raising premium aesthetics and luxury tactility. These include bio-attributed MicroTech, animal welfare-certified leather rated with the highest global standard by the animal protection index, certified chrome free, and fully traceable wool upholstery.
Polestar 3 comes with a total cradle-to-gate carbon footprint of 24.7 tCO2e at launch. This is lower than that of the significantly smaller Polestar 2 when it was launched in 2020 (26.1 tCO2e), proving that even for large SUVs action can be taken to reduce their climate impact.

Material production and refining contributes 68% of its cradle-to-gate carbon footprint of which aluminum represents 24%, iron and steel 17% and battery module production 24%. The approach to meeting the ambitious sustainability targets for Polestar 3 took learnings from the carbon footprint reductions of Polestar 2. Consequently, 81% of Polestar 3’s total aluminum mass production, the Li-ion battery cell module production as well as anode and cathode material production use 100% renewable electricity. By doing this, 8.5 tCO2e per car have been eliminated.
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
Polestar 4
Polestar 4 is a new breed of SUV coupé that transforms the aerodynamics of a coupé and the space of an SUV. Design cues first seen on Polestar’s concept cars are brought to production in the fastest Polestar production car to date. Polestar 4 is positioned between Polestar 2 and Polestar 3 in terms of size and price.
Following start of production and first deliveries in China at the end of 2023, Polestar 4 is now also officially on sale in Europe and Australia with production start planned for those markets towards the middle of 2024.
As a design-driven brand, the design of Polestar 4 sees the continuation of key elements first shown by the Polestar Precept concept car, coming to life. This includes eliminating the rear window which enables a new kind of immersive rear occupant experience, and the separation of the dual blade front lights with unique Polestar light signature – complemented by the Polestar emblem with millimeter-precision lighting from below.
Built on the premium Sustainable Experience Architecture (SEA) developed by Geely Holding, Polestar 4 is a D-segment SUV coupé with a large body and long, 2,999 mm wheelbase. Polestar 4 has a length of 4,840 mm, a width of 2,139 mm and a height of 1,534 mm. The resulting generous interior proportions are especially evident in the rear, where occupants are cocooned in an intimate environment, with electrically reclining seats. Adjustable ambient lighting that adds an extra dimension to the interior, inspired by the solar system, allows the occupants to customize the driving environment.
Thanks to the elimination of the rear window, the standard full-length glass roof stretches beyond the rear occupants’ heads, creating a truly unique interior ambience.
The rear-view mirror is replaced by a high-definition screen that shows a real-time feed from a roof-mounted rear camera – enabling a far wider field of view than what can be experienced in most modern cars.
In late 2023, Polestar revealed that Polestar 4 carries the lowest carbon footprint of all its cars at launch. Polestar 4 is produced in Geely Holdings’ SEA factory in Hangzhou Bay, China, which combines green electricity that carries the I-REC hydro power certificate, with photovoltaic electricity from the roof of the plant. A higher use of low-carbon aluminum from smelters using hydropower electricity helps reduce the climate impact further.
The Polestar 4 Long range Single motor version has a cradle-to-gate carbon footprint of 19.9 tCO2e, while the Long range Dual motor has one of 21.4 tCO2e. Aluminum represents 22.4-24% of the carbon footprint, while steel and iron constitute 20%, and battery modules account for the highest share of the carbon footprint of materials production and refining at 36-40%.
A mono-material approach, first presented in the Polestar electric roadster concept in 2022, is applied to interior materials, where all layers of certain components are produced from the same base material. This allows them to be recycled more effectively and efficiently by eliminating the need for incompatible materials to be separated before recycling.
New interior materials include a tailored knit textile which consists of 100% recycled PET, along with bio-attributed MicroTech vinyl, and traced leather from Bridge of Weir – where the raw hides are by-products of the food industry and come from Scottish farms that are independently rated by the Animal Protection Index as being of the highest global standard.
The tailored knit upholstery is a new technique for the automotive industry. First shown in the Precept concept car, the textile is made from 100% recycled polyester. The material and the design have been created by Polestar designers together with the Swedish School of Textiles (Borås Textilhögskolan) and further developed with suppliers. It is made to fit, producing minimal off cuts and reduced overall waste.
Inlay carpets in the interior are made using recycled PET and floor carpets are made using ECONYL, which includes reclaimed fishing nets. Specific door trim panels are made from NFPP (natural fiber polypropylene) which results in up to 50% less virgin plastic and a weight saving of up to 40%. MicroTech, first introduced in Polestar 3, is a bio-attributed vinyl that replaces crude oil with pine oil in its construction and features a recycled textile backing.
Polestar 4 is the fastest production car the brand has developed to date. The 0-100 km/h sprint can be completed in just 3.8 seconds and maximum power output is 400 kW (544 hp). Motors are of a permanent magnet, synchronous design. Driving dynamics are true to the Polestar brand – sharp steering and handling responses result in a thrilling and nimble driving experience for all occupants.
Both dual- and single-motor variants are available, with the single-motor featuring rear-wheel drive. Despite the high output and performance, control and confidence are always key factors to produce a responsible, everyday-enjoyable EV experience. Semi-active suspension features in the dual-motor version for an additional layer of adjustment between comfort and performance dynamics.
A 100 kWh battery is fitted to both long-range versions. The Long range Dual motor features 400 kW (544 hp), 686 Nm and a preliminary range target of up to 580 km WLTP. A disconnect clutch allows the car to disengage the front electric motor when not needed, to maximize range and efficiency.
The Long range Single motor version features a 200 kW (272 hp) and 343 Nm motor at the rear, and preliminary range target of up to 610 km WLTP.
With an indicative price range of $60,000 to $80,000 for the North American market, Polestar 4 will aim to offer driving dynamics and minimalist style to a larger market segment.
Polestar 5
Polestar currently plans to launch the Polestar 5 in 2025. Polestar 5 will be a luxurious 4 door grand tourer that most closely follows inspiration from the Precept which was announced in October 2020 at the Shanghai Motor Show. With an indicative price starting at $100,000 for the North American market, the vehicle will introduce new in-house aluminum body and chassis and powertrain architectures.
Polestar expects that Polestar 5 will be manufactured at a new state-of-the-art plant in China, built by Geely and to be operated by Polestar. The plant will meet a high standard of sustainability, aiming for LEED Gold accreditation.
The design of the Polestar 5’s interior is defined by sustainability and offered an opportunity to work with new materials and processes. Similarly, the design seeks to capitalize on the evolution of the Human Machine Interface (“HMI”) based on Polestar 3 interactions and Google Android Automotive to deliver an enhanced customer experience.
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
The sculpted form of the Polestar 5 will set the tone for future Polestar vehicles. The vehicle’s proportions define its presence with restrained surfacing and a focus on aerodynamic efficiency.
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
Polestar 5 features an integrated front wing above the SmartZone which accelerates air flow over the long bonnet. This allows air to attach itself to the surface earlier, which improves laminar flow and aerodynamic efficiency and thus improves the vehicle’s performance and range. At the rear, the wide light-blade spans the entire width of the car, extending into vertical aero-wings – another aerodynamic feature and a nod to light weight design.
Polestar 6
The Polestar 6, with production expected to commence in early 2027, will expand upon the design established by the Polestar 5 and be based on the Polestar electric roadster concept. Polestar made the first 500 production cars available as the exclusive, numbered Polestar 6 LA Concept edition. With an indicative price starting at $200,000 for the North American market, all 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.
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
Polestar 0 project
In April 2021, Polestar announced its important goal to create a truly climate neutral car by 2030 a significant and necessary step to reach its goal of becoming a climate neutral company by 2040.
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
Design, Innovation and Sustainability
Design
Design is at the core of Polestar. Polestar is a Scandinavian brand with pure, minimalist design. Polestar’s design is progressive and defines the avant-garde of the electric and sustainable age. Polestar celebrates technology in its creations and innovation is its driving force. Performance is not only a capability of Polestar’s products but the mindset of Polestar’s whole company. Polestar’s vehicles have been widely recognized for their outstanding design and performance credentials and Polestar 1 and Polestar 2 have each received numerous awards, including, among others, High-performance Luxury GT Coupe of the Year and Luxury High-Performance Electric Vehicle of the Year for Polestar Land Car of the Year titles in Norway, Switzerland, Germany (Luxury), China (Green Car), Germany’s Golden Steering wheel as well as the Edie Sustainability Leader award for Polestar 2. Polestar 4 has won several awards for its design, including the prestigious Car Design of the Year award by Car Design News.
Polestar believes that its designs reflect the central tenants of Scandinavian design, with a focus on luxury minimalism and an emphasis on responsible material choices and such as the use of recycled and naturally grown materials.
Innovation
Polestar’s research and development strategy is to focus its own resources on the development of key electric vehicle technologies while accessing the benefit of investments in other technology from within the larger Geely ecosystem, including Volvo Cars and with external partners. Polestar also accesses and utilizes battery labs, wind tunnels, VR simulations and testing, proving grounds both in the UK and in Sweden.
Polestar’s research and development teams are located in the United Kingdom, Sweden and China. Polestar’s headquarters and research and development team is located in Gothenburg and is focused on a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in the Mira Technology Park in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom is chassis and dynamics, aluminum bonding and architecture and sports car design. Located in Shanghai, Polestar’s China-based research and development team focuses on the development of bespoke features for the Chinese market.
Sustainability
Polestar has a philosophy to design towards zero, actively using Scandinavian minimalist design to engage customers and minimize Polestar's environmental impact. Polestar seeks to achieve its clear sustainability goals by establishing concrete targets focusing on four pillars of its sustainability approach:
•    Climate Neutrality: Combating the emission of greenhouse gases is one of the top priorities of Polestar. Most greenhouse gas emissions associated with its vehicles are related to the use of fossil fuels in energy conversion. Coal power is highly present in Polestar’s supply chains as it operates, and predominantly sources, in China. Aside from greenhouse gas emissions, the burning of fossil fuels also leads to emissions of sulfur dioxide, nitrogen oxides and particulates that affect the environment and the health of people living in the local areas surrounding the power plants. The use of renewable energy in the Polestar supply chain is absolutely key for it to reach climate neutrality and improve local air quality. Polestar has set three goals to achieve climate neutrality: Polestar is to be climate neutral by 2040, create a climate neutral car (cradle-to-gate) by 2030 and halve the emission intensity per car sold by 2030. To drive towards the 2030 goal, Polestar has launched seven strategic initiatives. These are: climate-neutral platform, climate-neutral materials, climate-neutral manufacturing, renewable energy in the supply chain, climate-neutral logistics, fossil-free charging, and climate-neutral company. Each strategic initiative is headed by an accountable department but handled through cross-functional collaboration within Polestar. For the Polestar 2 long-range dual-motor variant, the cradle to gate carbon footprint was 26.2 tons CO2e per vehicle in 2020, which by model year 2024 has been decreased to 23.2 tons CO2e per vehicle. In November 2023, the premium SUV coupé, Polestar 4, entered production. This model achieves a cradle-to-gate carbon footprint of only 19.4 tons CO₂e, making it the model with the lowest carbon footprint in the Polestar lineup. This exemplifies Polestar's dedication to prioritizing climate impact while delivering high-quality electric performance. Most of the climate impact of Polestar's cars comes from three categories of materials: aluminum, batteries and steel. Together they account for 69% of the greenhouse gas emissions attributable to materials production and battery modules. Add electronics and polymers and the total is 87%. While a lot of focus naturally will be on those categories, the goal is to reduce all greenhouse gas emissions by at least 90% per car by 2040 and neutralize the residual greenhouse gas emissions through carbon removals.
•    Circularity: Circularity is a model to ensure that we, as a society, produce and consume within planetary boundaries. The use of materials is at the root of Polestar’s biggest social and environmental impacts. The extraction, processing, use and waste treatment of materials is associated with risks and potential negative impacts such as resource depletion, pollution to air, soil and water, climate impact, loss of biodiversity and human rights violations. Pollution to air, soil and water from metallurgical processes and mining activities also affect the health of people working in the supply chain and their local environments. By using a circular design approach, trying to close the loop for more materials and using an increased share of recycled or biobased materials, less virgin minerals and fossil-based materials need to be extracted and produced, which minimizes the total environmental impact. Polestar aims to drive sustainable and circular use of materials through different key strategies and processes, including sustainability strategy, material strategy, sourcing strategy, procurement process and product development process. Through its procurement practices Polestar aims to minimize the negative impact on land and water through reduced greenhouse gas emissions, pollution, waste and effluents throughout its supply chain. Polestar uses life-cycle assessments as its primary tool for assessing environmental impact from material use including material selection and waste management.
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
Polestar is constantly looking to be honest with itself and its stakeholders and improve. For example, Polestar recognizes it uses materials with high risks of human rights and animal welfare violations, and negative environmental impacts in the supply chain to create its vehicles. Cobalt, for example, is a key component of the batteries used in electric vehicles that is primarily mined in the Democratic Republic of Congo, where it has been linked to child labor in the artisanal and small-scale mining sector. Historically, it has been very difficult to trace the origin of minerals because of its complex supply chain and lack of reliable chain of custody methods. Polestar requires its suppliers to implement responsible sourcing practices to mitigate the risk of human rights violations. Polestar partners with a traceability-as-a-service provider, Circulor, to employ blockchain technology to trace the origins of the cobalt and mica used in Polestar 2 batteries. The traceability service tracks origin, mass, size, and chain of custody. For Polestar 3 batteries cobalt, mica, lithium and nickel have been added to the list of traced materials. A solution for materials traceability for batteries in Polestar 4 is underway. Additionally, Polestar maintains a parts and components sourcing partnership with Geely and Volvo Cars in which suppliers are analyzed using sustainability questionnaires and a risk assessment tool developed by Responsible Business Alliance.
•    Inclusion: Polestar’s operations impact people worldwide. Through this strategic focus area, Polestar advocates for human rights, diversity, and prosperity for everyone, which is seen as the foundation for long-term business success.  Inclusion is both a focus area and an approach that is implemented across the entire value chain. It serves as a valuable tool, enabling the Company to uphold high ethical standards and make a positive impact on the world. Departments like Human Resources, Customer Experience, Design and Procurement drive strategic initiatives on human rights and inclusion, addressing Polestar’s role as a responsible brand, employer and procurer.
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
Sales and Distribution
In 2019, Polestar commenced commercial sales of its vehicles with the Polestar 1, followed in 2020 with the Polestar 2. In addition, following its launch, Polestar began accepting orders for Polestar 3 in October 2022. Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order online. Currently, customers in North America place orders for Polestar’s vehicles through trusted retailers. In addition, Polestar has established physical retail locations referred to as Polestar Spaces. Polestar Spaces range from smaller Polestar showrooms located in urban areas to larger Polestar showrooms located in peri-urban areas. Polestar Spaces allow Polestar’s customers to see, feel and test drive Polestar’s vehicles. In addition, Polestar has also established handover centers that provide a convenient option for customers to take delivery of Polestar vehicles, although customers may also choose home delivery in certain markets. As of December 31, 2023, there were 192 Polestar Spaces. In addition, as Polestar continues with its international expansion, it uses third party importers to give it access to lower volume markets, rapidly and with lower investment.
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
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). In 2022 Polestar entered into agreements with Hertz Global Holdings, Inc. (NASDAQ: HTZ) whereby Hertz committed to purchase 65,000 or more Polestar vehicles during a 5-year period. The Hertz agreements cover the United States, Canada, Europe, and Australia, and deliveries began in June 2022 and were paused in 2024.
Polestar aims to deliver leading aftermarket services to its customers by leveraging Volvo Cars’ global service and repair network. Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). Polestar also utilizes the Volvo Cars service center network to supply its customers with a spare parts infrastructure. Polestar currently leverages the Volvo Cars service center network to provide access to 1,150 customer service points worldwide (as of December 31, 2023) in support of Polestar’s international operations. Polestar does not have a direct contractual relationship with the operators of its service points. Rather, Polestar relies on operators within the Volvo Cars network who sign, enter into, or amend, existing service contracts with Volvo Cars to add the service of Polestar vehicles to the scope of their dealer agreement.
Polestar’s principal operating entity is Polestar Sweden. Polestar Sweden is responsible for and is engaged in the product strategy and development as well as marketing and distribution of Polestar vehicles. Polestar Sweden manages sales globally in conjunction with the local Polestar sales units. Sales on the Chinese domestic market are managed by Polestar Times Technology (Nanjing) Co. Ltd, a joint venture established in 2023 between Polestar Automotive (Singapore) Distribution Pte Ltd and Xingji Meizu. The vehicles sold globally by Polestar Sweden are manufactured in China but production is expected to also take place in the United States and South Korea. Polestar may be subject to foreign exchange risk with respect to cash transfers within the group, including restrictions on cross border payments imposed by the Chinese government. See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affects its business, financial condition, results of operations and prospects” and “—Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risk specific to China.”
Joint venture with Hubei Xingji Meizu Group Co., Ltd
The purpose of the Joint Venture is to develop Xingji Meizu's existing technology platform, “Flyme Auto”, into a seamless operating system for Polestar vehicles sold in the mainland of the PRC, including in-car apps, streaming services, and intelligent vehicle software. This is expected to be complemented by mobile and augmented reality devices and customer apps, creating a seamless digital ecosystem. Polestar and Xingji Meizu have agreed that the Joint Venture shall be the sole authorized sales and service entity for Polestar vehicles in the PRC. Polestar has transferred certain commercial assets and approximately 130 of its PRC-based staff to the Joint Venture.
Polestar owns a 49% interest in the Joint Venture with the remaining 51% owned by Xingji Meizu. Following the completion of a CNY 1.5 billion investment by a local PRC investor into the Joint Venture signed in February 2024, Polestar is expected to own approximately 37.64% of the Joint Venture with Xingji Meizu owning approximately 39.18% and the new investor owning approximately 23.18%. Pursuant to the terms of the Shareholders Agreement, Polestar has agreed to contribute $98 million of initial capital to the Joint Venture, with Xingji Meizu agreeing to contribute $102 million to the Joint Venture and also to be responsible for arranging further financing as required by the Joint Venture.
Pursuant to the terms of the Business Cooperation Agreement, Polestar is responsible for the development and industrial design of its vehicles with the Joint Venture responsible for the management and sale of Polestar vehicles in the mainland of the PRC. Under the Business Cooperation Agreement, Xingji Meizu is responsible for the definition and development of smart phone products, “augmented reality” glasses and other technology products which may be sold by the Joint Venture, with Polestar being responsible for the industrial design of such products when they carry the Polestar brand. The Joint Venture will be responsible for installing Polestar’s operating system into the Polestar vehicles that it sells. Polestar and Xingji Meizu have agreed through the Business Cooperation Agreement that the Joint Venture will be subject to certain minimum purchase requirements with regards to Polestar’s vehicles.
Manufacturing
Polestar has the benefit of having access to the global manufacturing footprint of Volvo Cars and Geely with its substantial combined installed production capacity.
Polestar’s vehicles are currently mainly manufactured at a plant in Taizhou, China that is owned and operated by Volvo Cars.
Polestar has started to expand its contract manufacturing presence to more facilities in China, South Korea and the U.S.

Taizhou facility
Polestar 2 is produced in the Taizhou facility. The facility opened in 2016. The plant is focused on the CMA platform, and also produces Volvo XC40. In October 2021, Geely and Volvo Cars agreed to transfer the Taizhou facility to Volvo Cars. The transfer was effectuated in December 2021 and did not affect production of the Polestar 2 at the facility. In connection with this transfer, the facility has been renamed from "Luqiao" to “Taizhou.”
Charleston facility
Polestar 3 will be manufactured in Volvo Cars’ Charleston, South Carolina, USA, facility. The facility opened in 2018, and produces Volvo Cars EX90, which share the SPA2 platform with Polestar 3. Production is expected to start in summer 2024 and will be dedicated to the US and part of the European market.
Volvo Cars’ Chengdu facility
Polestar 3 is also manufactured in Volvo Cars’ Chengdu plant. The facility opened in 2013. The production of Polestar 3 started in early 2024.
Busan facility
Polestar 4 is planned to be partly manufactured in Busan, South Korea, with vehicles produced at this facility expected to be for the US market. The plant is owned by Renault Korea Motors (RKM), which is 35% owned by Geely. Production is expected to start in the second half of 2025.
Hangzhou Bay
Polestar 4 is also being manufactured at the Geely-owned Hangzhou Bay plant, with production having started at the end of 2023 for the Chinese market. and expected to start for the European market in the second half of 2024. The plant is used for several brands of the Geely group, as well as brands outside of the Geely group. The facility opened in 2022.
Chongqing facility
Polestar 5 and 6 are expected to be produced in the Chongqing, China plant owned by Geely and operated by Polestar. Production for Polestar 5 is expected to start in 2025, and in early 2027 for Polestar 6.
Battery suppliers
Polestar has a diversified strategy with respect to the supply of batteries, to reduce supply risk as well as to ensure better flexibility as battery technology continues to develop. Polestar’s primary sources of batteries are LG Chem Ltd and Contemporary Amperex Technology Co. Limited with whom Polestar has a long-term supply agreement and the ability to leverage group purchasing power. Polestar has also entered into an agreement with SK-On for the supply of battery cell modules for the forthcoming Polestar 5. Polestar continues to evaluate potential up and coming startups in this area.
Related Party Agreements with Volvo Cars and Geely
Polestar benefits from the technological, engineering and manufacturing capabilities of Volvo Cars and Geely. These relationships give it access to the developed technology, IT, logistic channels, manufacturing capacity and distribution networks established by Polestar’s founding partners, on a global basis. Accordingly, Polestar has entered into a number of contractual arrangements with Volvo Cars and Geely to obtain support and various services in connection with its business. Polestar’s agreements with its partners are made on an arms-length basis and it assesses any agreement with related parties on the same basis as an agreement with third parties with respect to the scope of the services offered, timing and fees. While Polestar derives substantial benefit from access to its partner’s resources and expertise, Polestar is free to seek technology, manufacturing and other services from third parties based solely on the needs of its business. Polestar’s material transactions with related parties are subject to approval by its Board of Directors or other relevant persons in conformity with its related party transactions policy. Polestar has also established a number of steering committees to monitor compliance and performance of its agreements related to development, manufacturing, or service contracts with related parties (the “Steering Committees”). Polestar believes the Steering Committees provides a means of ensuring the interests of Polestar are protected and if necessary, provides a means of escalating any concerns or disputes to senior management or the Board. For additional information in relation to materially significant related party transactions during the years ended December 31, 2023, 2022 and 2010, see Note 27 - Related party transactions in Polestar’s Consolidated Financial Statements included elsewhere herein. For a further description of Polestar's contracts with related parties, see the section entitled Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
Manufacturing
For the manufacturing of Polestar 2, Polestar has entered into contract manufacturing agreements with the Taizhou (or “Taizhou”) plant, which is owned and operated by Volvo Cars. Further, Polestar has entered into financial undertaking agreements with Volvo Cars for investments for Polestar 3 production in a Volvo Cars plant in Chengdu, China as well as at a plant in Charleston, South Carolina. Production in Volvo Cars’ facility in Chengdu, China, started in the beginning of 2024. Additional manufacturing at Volvo Cars’ Charleston, South Carolina facility in the United States, is expected to follow in summer 2024.
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
Polestar provides regional coverage and preferential pricing through regional strategic partnership with the largest charging network providers. Polestar provides its customers with access to an extended regional charging network using Plugsurfing aggregated CPO network in Europe. Additionally, Polestar provides access to over 650,000 public charging points in Europe via the Polestar Charge App, and has launched a public charging subscription in February 2024, providing preferential prices to Polestar subscribers at selected networks. In March 2024, Polestar, together with Plugsurfing, integrated Tesla Superchargers into Polestar Charge. Additionally, Polestar has announced in 2023 that it will adopt Tesla’s NACS charging standard in North America. In China, Polestar, through the Joint Venture, is building its own charging network and provides access to other public charging networks as well as the Tesla Supercharging network via a collaboration with Tesla.
Competition
Polestar faces competition from both traditional automotive manufacturers and an increasing number of new companies focused on electric and other alternative fuel vehicles. Polestar expects this competition to increase, particularly as the transportation sector continues to shift towards low-emission, zero-emission or carbon neutral solutions. In addition, numerous manufacturers offer hybrid vehicles, including plug-in versions, with which Polestar’s vehicles also compete.
Polestar believes that the primary competitive factors on which it competes includes, but is not limited to, its focus on design and sustainability, and its proprietary and co-developed technological innovations. Polestar has a start-up culture and a scalable asset-light business model that it believes generates significant competitive advantage. However, many of its current and potential competitors may have substantially greater financial, technical, manufacturing, marketing and other resources than Polestar or may have greater name recognition and longer operating histories than Polestar does (see also Item 3.D “Risk Factors—Risks Related to the Polestar’s Business and Industry—Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.”). Polestar believes it can further differentiate itself from its competitors with its brand pillars of pure, progressive, performance alongside its established global presence and ability to leverage an established production ecosystem due to its relationships with its founding partners.
On a global basis, Polestar’s principal premium competitors are Audi, BMW, Mercedes and Tesla, as well as luxury vehicle manufacturers such as Rolls Royce and Bugatti. Porsche is one of Polestar’s core competitor brands from a driving experience and performance perspective. As one of the world’s most renowned makers of “driver’s cars”, Porsche represents a strategic benchmark for Polestar in an exclusive brand segment. Although previously a manufacturer of solely internal combustion engine cars, Porsche has launched the Taycan and, more recently, the Macan electric vehicles which bring the brand’s renowned dynamic experience to electric vehicles. The recently launched electric Macan is considered a key competitor to Polestar 4. Porsche is also a benchmark brand for future Polestar vehicles in terms of size and segments. In terms of pure EV peers, Tesla Model 3 was often seen as a principal competitor to Polestar 2. Model X and Model Y have become more relevant with the launches of Polestar 3 and Polestar 4, respectively. Other competition within the electric vehicle segment of the market, includes other pure play electric vehicle producers, such as Nio, Xpeng, Rivian, Lucid and Fisker.
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
As of December 31, 2023, Polestar owned 123 issued U.S. patents and 104, 73, and 228 issued patents in Europe, China and other jurisdictions (including European Patent Organisation (“EPO”) validation states and UK), respectively. Those patents are related to Polestar’s core proprietary technology. In addition, Polestar had 39 pending U.S. patent applications and 69, 33, and 23 pending patent applications in the EPO, China and other jurisdictions, respectively. In addition to patents covering Polestar’s core proprietary technology, Polestar had 31 pending U.S. design patent applications, plus 122, 309 and 71 issued design or industrial design patents in the U.S., EU (including the UK) and China, respectively, and 100 issued design or industrial design patents issued in other jurisdictions. Another 48 and 62 design applications were pending in the EU (EU filings, including UK filings) and China, respectively, and there were 4 pending design applications in other jurisdictions. As of December 31, 2023, Polestar owned 17 registered U.S. trademarks, 6 pending U.S. trademark applications, as well as 33 and 19 registered trademarks in the EU (incl UK) and China, respectively. Further, 5 and 39 trademark applications were pending in the EU (incl UK) and China, respectively.
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
Regulation

Polestar’s products are designed to comply with all applicable regulations in the markets where it operates. As of December 31, 2023, Polestar operates in 27 markets in Europe, the Middle-East, North America, China and Asia Pacific. Polestar’s expansion plans include further building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. As Polestar expands its international presence, it will continue to take action to support that its vehicle design and sales comply with all regulations for each market it enters. Currently, the regulatory regimes material to Polestar’s business are those established by the United Nations Economic Commission for Europe, the European Union, the United States and China. These regulations are monitored by Polestar’s product certification team, supported by Volvo Cars and other external suppliers, to ensure that the internal design requirements reflect the applicable requirements for each product, market, and time frame.
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
In addition to the legislative requirements to protect personal data, Polestar operations are subject to various regulations concerning cybersecurity in general. In Europe, the NIS 2 directive and corresponding national legislation require Polestar to maintain a cybersecurity management system ensuring that Polestar’s data and digital assets are protected against cyber-attacks. This includes for example operational aspects such as Vulnerability and Network Protection Management, Security Incident Management as well as steering and reporting functions such as Cyber-Risk Management and Reporting to the Management and the Board.
SOX Standards toward the Security and Integrity of Financial and operational data apply to Polestars systems and operations. These regulations include Protection of relevant Systems and Data, detailed Incident Detection and Reaction mechanisms and plans as well as performant risk management including Reporting to Management and Board.
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
Sustainability and Environmental Regulations
Polestar operates in an industry that is subject to extensive sustainability-related regulations, which become more stringent over time. The laws and regulations to which Polestar is or may become subject govern, among other things, traceability, modern slavery and forced labor water use; air emissions; use of recycled materials; energy sources; the release, storage, handling, treatment, transportation and disposal of, and exposure to, hazardous materials; the protection of the environment, natural resources and endangered species; responsible mineral sourcing; due diligence transparency and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of Polestar’s ability to continue its operations.
Many countries have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2035, and Polestar as an electric vehicle manufacturer is already in a position to comply with these requirements across its entire coming product portfolio as it expands.
Emissions Credits
All manufacturers are required to comply with the applicable emission regulations in each jurisdiction in which they operate. Furthermore, since Polestar’s electric vehicles have zero tailpipe emissions, it earns emission grams or credits that may be sold to and used by other manufacturers.
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

Key:
Issuer/Registrant
%
Does not reflect voting power; all percentages are rounded
Zhejiang Geely Holding Group Company Limited (P.R. of China) ("Geely") and its subsidiaries
82.2%
Li Shufu
78.7%
Volvo Car AB (Sweden) ("Volvo Cars")
Geely Sweden Automotive Investment AB
Volvo Car Corporation
PSD Capital Limited
Geely Sweden Automotive Investment BV
Snita Holding B.V. (Netherlands) ("Snita")
PSD Investment Limited
Other Shareholders
39.2%
23.8%
18%
19%
Polestar Automotive Holding UK PLC (the "Issuer") (United Kingdom)
Polestar Automotive US Investment Inc.
Polestar Holding AB (Sweden)
Polestar Automotive (Singapore) Pte. Ltd
Polestar Automotive (Singapore) Investment Pte. Ltd
Polestar Performance AB (Sweden)
Polestar Automotive (China) Group Co Ltd 极星汽车（中国）集团限公司
Polestar Automotive (Singapore) Distribution Pte Ltd
Polestar Automotive Belgium BV
Polestar Automotive UK Limited
Polestar Automotive (Chongqing) Co., Ltd. 极星汽车（重庆）有限司
Polestar Automotive China Distribution Co., Ltd 极星汽车销售有限公
Polestar Automotive Consulting Service (Shanghai) Co., Ltd (Operation)
46.2%
Polestar Times Technology (Nanjing) Co., Ltd (China)
1%
Polestar Automotive Germany GmbH
Polestar Automotive Switzerland GmbH
Polestar Automotive Netherlands BV
Polestar Automotive Norway A/S
Shanghai Branch
Guangzhou Branch
Polestar Automotive Sweden AB
Polestar Automotive Korea Limited
Beijing Branch
Chengdu Branch
Polestar Automotive Austria GmbH
Polestar Automotive Australia PTY Ltd
Shenzhen Branch
Hangzhou Branch
Polestar Automotive Denmark ApS
Polestar Automotive Canada Inc
Polestar Automotive Distribution (Taizhou) Co., Ltd.
Beijing Chaoyang Branch
Polestar Automotive Finland Oy
Polestar Automotive USA Inc
Shanghai Polestar Automotive R&D Branch
Shanghai Jingan Branch
Polestar Automotive Ireland Limited
Polestar Automotive Spain S.L.
Guangzhou Tianhe No.2 Branch
Beijing Haidian Branch
PLSTR Automotive Portugal Unipessoal Lda
Polestar Automotive Luxembourg sàrl
Chengdu Gaoxin Branch
Shanghai Hongkou Branch
Polestar Automotive Poland sp. zo.o
Polestar Automotive Czech Republic s.r.o
Hangzhou Shangcheng Branch
Polestar Automotive Italy s.r.l
StoreDot Ltd
0.24%

The significant subsidiaries of the Company as of the date of this Report are listed below.

Legal Name	Jurisdiction of Incorporation	Proportion of Ordinary Shares Held by the Company
Polestar Holding AB	Sweden	100%
Polestar Automotive (Singapore) Pte. Ltd.	Singapore	100%
Polestar Performance AB	Sweden	100%
Polestar Automotive Canada Inc.	Alberta, Canada	100%
Polestar Automotive USA Inc.	Delaware, USA	100%
Polestar Automotive US Investment Inc.	Delaware, USA	100%
Polestar Automotive Belgium BV	Belgium	100%
Polestar Automotive Germany GmbH	Germany	100%
Polestar Automotive Netherlands BV	Netherlands	100%
Polestar Automotive Sweden AB	Sweden	100%
Polestar Automotive Austria GmbH	Austria	100%
Polestar Automotive Denmark ApS	Denmark	100%
Polestar Automotive Finland Oy	Finland	100%
Polestar Automotive Switzerland GmbH	Switzerland	100%
Polestar Automotive Norway A/S	Norway	100%
Polestar Automotive Korea Limited	South Korea	100%
Polestar Automotive Australia PTY Ltd	Australia	100%
Polestar Automotive (Singapore) Distribution Pte. Ltd.	Singapore	100%
Polestar Automotive Ireland Limited	Republic Ireland	100%
PLSTR Automotive Portugal Unipessoal Lda	Portugal	100%
Polestar Automotive Poland sp. zo. o	Poland	100%
Polestar Automotive UK Limited	United Kingdom	100%
Polestar Automotive Spain S.L	Spain	100%
Polestar Automotive Luxembourg SARL	Luxembourg	100%
Polestar Automotive Czech Republic s.r.o	Czech Republic	100%
Polestar Automotive Italy s.r.l	Italy	100%
Polestar Automotive (China) Group Co., Ltd.	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd.	People’s Republic of China	100%
Polestar Automotive Consulting Service (Shanghai) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive (Chongqing) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive (Singapore) Investment Pte Ltd	Singapore	100%

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
Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order online. Alternatively, Polestar Spaces are where customers can see, feel and test drive Polestar’s vehicles prior to making an online purchase. As of December 31, 2023, there were 192 Polestar Spaces. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,150 customer service points worldwide (as of December 31, 2023) in support of its international operations.
Polestar 2 vehicles are currently manufactured at a plant in Taizhou, China that is owned and operated by Volvo Cars. The plant was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar started and intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina.

Polestar has the benefit of being part of the larger global manufacturing footprint of Volvo Cars and Geely with access to a substantial combined installed production capacity. Polestar intends to expand its contract manufacturing presence to facilities in the U.S. and South Korea.
Volvo Cars Chengdu facility
Polestar 3 is manufactured in Volvo Cars’ Chengdu plant. The facility opened in 2013. The production of Polestar 3 started in early 2024.
Taizhou facility
Polestar 2 is produced in the Taizhou facility. The facility opened in 2016. The plant is focused on the CMA platform, and also produces Volvo XC40. In October 2021, Geely and Volvo Cars agreed to transfer the Luqiao facility to Volvo Cars. The transfer was effectuated in December 2021 and did not affect production of the Polestar 2 at the facility.
Charleston facility
Polestar 3 will be manufactured in Volvo Cars’ Charleston, South Carolina, USA, facility. The facility opened in 2018, and produces Volvo Cars EX90, which share the SPA2 platform with Polestar 3. Production is expected to start in summer 2024 and will be dedicated to the US and part of the European market.
Busan facility
Polestar 4 is planned to be manufacturing in Busan, South Korea, with production destined to the US market. The plant is owned by Renault Korea Motors (RKM), which is 35% owned by Geely. Production is expected to start in the second half of 2025.
Hangzhou Bay
Polestar 4 is manufactured in Geely owned Hangzhou Bay plant, with production having started at the end of 2023 for the Chinese market and during the first half of 2024 for the European market. The plant is used for several brands of the Geely group, as well as brands outside of the Geely group. The facility opened in 2022.
Chongqing facility
Polestar 5 and 6 will be produced in the Chongqing, China plant owned by Geely and operated by Polestar. Production for Polestar 5 is expected to start in 2025, and in early 2027 for Polestar 6.
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
On June 23, 2022, Polestar closed the merger with Gores Guggenheim, Inc. ("GGI") described elsewhere in this Report. The discussion should be read together with (i) the financial statements of Polestar Automotive Holding UK PLC as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 and the related notes thereto, included elsewhere in this Report. All financial numbers in this discussion are presented in thousands U.S. dollars unless otherwise noted.
Polestar’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” (see Item 3.D) and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.
Polestar Automotive Holding UK PLC
Overview
Polestar Automotive Holding Limited, a Hong Kong incorporated company ("Former Parent") together with its consolidated subsidiaries constituted Polestar Group through June 23, 2022. On June 23, 2022, Former Parent completed its reverse recapitalization and Polestar Automotive Holding UK PLC ("Parent") became the new parent. Parent together with its consolidated subsidiaries constitute Polestar Group from June 23, 2022. Former Parent and its subsidiaries and Parent and its subsidiaries are collectively referred to herein as “Polestar,” “we,” “our,” or “us.”
Polestar is a pure play, premium electric performance vehicle brand headquartered in Sweden, designing products that are engineered to excite consumers and drive change. Polestar defines market-leading standards in design, technology and sustainability. Polestar was established as a premium electric vehicle brand by Volvo Cars and Geely in 2017 and benefits from the technological, engineering and manufacturing capabilities of these established global vehicle manufacturers. Polestar has an asset-light, highly scalable business model with immediate operating leverage. While Polestar has historically offered two performance vehicle models; Polestar 1 ("PS1")

and Polestar 2 ("PS2"), production of the PS1 ceased during the year ended December 31, 2021. Production of a third performance vehicle model, the Polestar 3 ("PS3"), began in the first quarter of 2024. Production of the fourth performance vehicle model, the Polestar 4 ("PS4"), commenced in the third quarter of 2023 with deliveries prior to year end. Polestar has begun internal development projects related to its future performance vehicle models, the Polestar 5 ("PS5") and Polestar 6 ("PS6"). On June 23, 2022, Polestar consummated a capital reorganization via the merger with GGI, a special purpose acquisition company. Polestar subsequently began trading on the Nasdaq on June 24, 2022, under the ticker symbol PSNY.
The PS2 is currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars.
Polestar plans to manufacture the PS3 at a plant in Chengdu, China that is owned and operated by Volvo Cars. Polestar also plans to expand production of the PS3 to a plant in Charleston, South Carolina which is owned and operated by Volvo Cars. Production of the PS3 was scheduled to begin in the second half of the year ending December 31, 2023, but due to delays is now scheduled to begin during the year ended December 31, 2024.
The PS4 is currently manufactured at a plant in Hangzhou Bay which is owned and operated by Geely. Polestar also plans to expand PS4 manufacturing to the Renault Korea Motors' Busan plant in Busan, South Korea, starting in the second half of the year ended December 31, 2025. Production will be operated by Geely.
Polestar plans to manufacture the PS5 at a plant in Chongqing, China that is owned and operated by Geely. The plant is currently under construction with plans to open in 2024 and production of the PS5 is scheduled to begin in 2025.
Under contract manufacturing agreements with Volvo Cars and Geely, Polestar intends to expand its manufacturing presence to facilities in the U.S. and in Europe. Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely gives Polestar’s highly scalable business model immediate operating leverage.
Polestar’s retail business model focuses on a digital-first, direct-to-consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their orders online. This direct-to-consumer approach differs in some locations based on local legal jurisdictions (e.g., Polestar uses the dealer model only in the U.S. and Canada). This approach also differs in sales to fleet customers where ordering configured vehicles via the online platform is impracticable. Instead, sales are facilitated through Polestar fleet account managers.
Polestar Spaces are where customers can see, feel and test drive Polestar’s vehicles prior to making an online purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar currently has 192 Spaces across 27 markets. Polestar’s global customer experience is then further enhanced by its comprehensive service network that leverages a mix of in house customer service specialists and the existing Volvo Cars service center network.
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
Key factors affecting performance
Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in Item 3.D “Risk Factors” and below. Polestar’s financial position and results of operations depend to a significant extent on the following key factors:
Partnerships with Volvo Cars and Geely
Polestar’s relationship with its related parties, Volvo Cars and Geely, has provided it with a unique competitive advantage in its ability to rapidly scale commercialization activities while maintaining an asset-light balance sheet. This is achieved primarily through contract manufacturing and supply agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars’ established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars which allow Polestar to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions (e.g., information technology, legal, accounting, finance, logistics, and human resources). Polestar' contract manufacturing and supply agreements with Volvo Cars and Geely are entered into on an arm's length basis.
Utilizing Volvo Cars’ Taizhou facility in China has allowed Polestar to continue efficient production of its PS2 with over 150,000 units produced by December 31, 2023. Prior to Polestar selling its Chengdu plant to Geely, limited edition models of the PS2 were produced there but are now produced at the Volvo Cars Taizhou plant. Going forward, the PS3 is planned to be produced in China and the United States at Volvo Cars’ Chengdu facility and Charleston, South Carolina facility, respectively. Geely began production of the PS4 at its Hangzhou Bay plant in the third quarter of 2023 and expects to begin production at the Renault Busan plant in the second half of 2025. The PS5 is expected to be manufactured at Geely's Chongqing facility which is currently under construction and expected to be opened in 2024, with production expected to start in 2025. Having access to the global manufacturing footprint of Volvo Cars and Geely has, and will continue to provide, Polestar with flexibility to adjust and optimize its manufacturing plans in response to factors like particular market demand, relative production cost, changing shipping and logistic expenses, and the availability of market-specific tax credit schemes. However, Polestar’s contract manufacturing model does not come with the operating leverage that may come with owning production facilities and requires Polestar to accurately forecast the demand for its vehicles. If Polestar fails to do so, there may be overcapacity, which may negatively impact gross margins, or inadequate capacity, which may result in delays in shipments or revenues.
During the year ended December 31, 2023, Polestar leveraged the eighteen-month $800 million term loan credit facility with Volvo Cars that was entered into on November 3, 2022. On November 8, 2023, Polestar entered into an amendment to the credit facility with Volvo Cars, which provided for an additional $200 million in borrowing capacity under the credit facility and extended the maturity date of the credit facility to June 30, 2027. As of December 31, 2023, Polestar had drawn on all $1 billion in borrowing capacity with $1 billion in principal outstanding. This loan has an optional equity conversion feature.
On November 8, 2023, Polestar also entered into a new term loan facility with Geely, where Geely agreed to provide a term loan credit facility of $250 million on substantially the same terms as the credit facility with Volvo Cars, including a maturity date of June 30, 2027. As of December 31, 2023, Polestar had drawn down on all $250 million in borrowing capacity with $250 million in principal outstanding. This loan has an optional equity conversion feature.
On December 8, 2023, Polestar, Geely, and Volvo Cars entered into certain agreements which, when considered together, were designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely. Polestar received cash of $156.1 million.
See “—Liquidity and Capital Resources” below for an additional discussion regarding banking relationships that have been assisted by letters of comfort from Volvo Cars and Geely.
Refer to Support for Note 27 - Related party transactions in the Consolidated Financial Statements included elsewhere in this report for more information.
Premium electric vehicle portfolio
Polestar continues to develop a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The current and planned portfolio consists of the following models:
•Polestar 2 - a performance fastback;
•Polestar 3 - a performance sport utility vehicle;
•Polestar 4 - a performance sport utility coupe;
•Polestar 5 - a high performance 4-door grand tourer; and
•Polestar 6 - a high performance roadster.
The PS2 has received numerous accolades and positive reviews since its launch in 2019. The limited-edition higher specification PS2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric vehicle segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the PS2. Customers’ acceptance and purchase of Polestar’s new models are critical components of Polestar’s future growth and financial performance. Polestar’s marketing efforts may not be successful, and newer vehicle models may not ultimately be adopted or utilized by the consumer, which would negatively impact sales volumes and product pricing.
Innovative automotive technologies and design
Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5 and PX2 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, Xingji Meizu, and StoreDot, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. In the years ended December 31, 2023, 2022 and 2021, $347.3 million, $306.3 million, and $460.0 million, respectively, were invested in new intellectual property. These investments have primarily impacted Polestar’s results of operations through higher amortization expense. Refer to Note 6 - Intangible assets and goodwill in the Consolidated Financial Statements included elsewhere in this report for more information.
Direct-to-consumer business model
Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe, the United States, and Asia with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.
Direct-to-business model

In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.
Fleet sales
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include discounts in the form of annual rebates based on the number of vehicles ordered during the year.
Importer markets
Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, the United Arab Emirates (UAE), Israel, Kuwait and Iceland). Polestar's relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.
Sales to associate
In China, Polestar sells its vehicles through an associate, Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology"). Vehicles are sold to Polestar Technology at wholesale prices and Polestar Technology subsequently sells the vehicles to customers in China. This sales channel is more advantageous to Polestar in capturing the Chinese market.
Earn-out rights and Class C Shares from the reverse recapitalization
On June 23, 2022, Polestar consummated a capital reorganization via the merger with GGI, a special purpose acquisition company. Polestar subsequently began trading in the U.S. on Nasdaq on June 24, 2022 under the ticker symbol “PSNY.” In addition to providing Polestar with access to new funding sources in the United States capital markets, the merger, including all related arrangements, raised net cash proceeds of $1,418 million. Gross proceeds of $638.2 million was assumed from GGI, $250 million was sourced from a private placement in public equity (“PIPE”), and $588.8 million was sourced from a preferential share subscription with Volvo Cars. Total transaction costs of $98 million were incurred in connection with the merger, of which $59.1 million had been recognized by GGI and deducted from the gross proceeds raised. The remaining $38.9 million were costs attributable to the Former Parent.
As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn out shares to existing owners. These instruments are accounted for as derivative liabilities under IAS 32, Financial Instruments: Presentation ("IAS 32"), Financial Instruments: Presentation, and IFRS 9, Financial Instruments ("IFRS 9"), which are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss at each reporting date.
As of December 31, 2023 and 2022, the Class C Shares were valued at $6 million and $28 million, respectively, resulting in an unrealized gain from the fair-value change of $22 million during the year ended December 31, 2023. As of December 31, 2023 and 2022, the earn-out rights were valued at $155 million and $599 million, respectively, resulting in an unrealized gain from the fair value change of $443 million during the year ended December 31, 2023. The fair values of these derivative financial instruments are volatile and influenced by changes in Polestar's share price, resulting in impacts to Polestar's net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 2 - Significant accounting policies and judgements included elsewhere in this report for more information.
Impacts of COVID-19, the Russo-Ukrainian War, conflicts in Israel and the Gaza Strip, and conflict in the Red Sea
In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Specifically, the prolonged government mandated quarantines and lockdowns in eastern China during the year ended December 31, 2022 delayed production and delivery of critical components for the PS2. Polestar continued to feel the effects of COVID-19 early in the year ended December 31, 2023, with the effects losing impact towards the end of the year.
While Polestar does not directly conduct any business with suppliers in Russia or Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War.
The recent escalation in the conflict between Israel and Hamas and uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Israel is one of Polestar's importer markets where we have minimal sales. Polestar also has some suppliers with operations in Israel, including Mobileye and StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot.
In addition, further escalation of the conflict in the Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
Refer to Item 3.D “Risk Factors” for information on risks posed by the ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea.
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

Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo-Ukrainian War, the conflicts in Israel and the Gaza Strip, and inflation on its business.
Additional key factors impacting performance
Polestar’s continued growth depends on numerous factors and trends, including continued sales of the PS2 and new sales of the PS4 at anticipated volumes while production of the PS3 ramps-up. This includes the ramp-up of sales in the US market of these models, particularly the PS3, which is, in part, dependent on the successful ramp-up of production at the facility in Charleston, South Carolina operated by Volvo Cars. Polestar’s regional mix of sales, including higher sales in the US market, and its overall product mix, is important to maintain its gross margins. Ramping-up Polestar’s production at other facilities is also an important factor in the success of Polestar’s future vehicle production and delivery. In addition to increasing vehicle volume, Polestar is focused on developing additional revenue streams, such as IP licensing, aftermarket revenue, component sales, and/or used car sales. If Polestar’s vehicle sales and additional revenue streams do not develop as anticipated, Polestar may not have the necessary cash flow to operate its business and repay outstanding indebtedness. Furthermore, Polestar’s gross margins are dependent upon Polestar’s current pricing structure, which is subject to a variety of factors, including certain average selling price assumptions. If Polestar has higher than expected discounting or advertising and promotion costs, its future margins may suffer.
Polestar’s gross margins are also dependent upon its ability to manage costs, including costs associated with raw materials and key components of production, and to implement cost savings initiatives. Polestar’s future financial performance also requires Polestar to accurately forecast demand for its vehicles. Inaccurate demand forecasts may lead to Polestar offering deeper discounts or experiencing greater than expected sales volumes of discounted vehicles. As a result of inaccurate forecasts, Polestar could also experience higher than expected production, operating expense, advertising, sales and promotion costs or may be unable to effectively charge such costs to customers in a targeted manner. This could result in vehicles being sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants, and/or failure of Polestar to meet its gross margin and profitability expectations.
A. Results of operations
Polestar conducts business under one operating segment with primary commercial operations in North America, Europe, Asia and various importer markets. While Europe and the U.S. represent Polestar’s primary geographic markets, Polestar’s presence is continuing to expand in Asia. Refer to Note 2 - Significant accounting policies and judgements in Polestar’s Consolidated Financial Statements for more information on the basis of presentation and segment reporting. The following paragraphs describe the key components of revenue, income, and expenses as presented in our Consolidated Statement of Loss.
During the year ended December 31, 2023, we identified immaterial errors in our financial statements primarily relating to (i) accounting for Inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes. As a result, certain prior period amounts have been updated to reflect the correction of the immaterial errors. See Note 31 - Restatement of prior period financial statements to our audited consolidated financial statements included in Item 18 of this Report for additional details.
Key operational highlights
In addition to the immaterial accounting errors identified in the fourth quarter of the year ended December 31, 2023, we also identified immaterial errors related to our previously disclosed volume figures for the years ended December 31, 2022 and 2021. These errors were and continue to be immaterial to our prior year disclosures. These immaterial errors have been corrected by revising our previously disclosed volumes figures as follows:

	For the year ended December 31,
Key metrics	2023	2022	2021
Global volumes [1]	54,626	51,549	28,592
Volume of external vehicles without repurchase obligations	49,809	48,575	23,841
Volume of external vehicles with repurchase obligations	2,859	1,344	2,836
Volume of internal vehicles	1,958	1,630	1,915

	For the year ended December 31,
	2023	2022	2021
Markets[2]	27	27	19
Locations[3]	192	158	103
Service Points[4]	1,149	1,116	811
1 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in Inventories). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), and IFRS 16, Leases ("IFRS 16"), respectively. Revenue is not recognized in scenario (c).

2 - Represents the markets in which Polestar operates.
3 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
4 - Represents Volvo Cars service centers which provide customers access to service points worldwide in support of Polestar’s international expansion.
Revenue
Revenue is comprised of revenue from the sale of vehicles, revenue from the sale of software and performance engineered kits, revenue from sales of carbon credits, vehicle leasing revenue, and other revenue. Revenue from the sale of vehicles constitutes the primary source of revenue and has historically been derived from sales of the PS2. Polestar’s main customers for electric vehicles consist of private individuals, fleet customers, dealers, importers, and financial service providers. Vehicles are sold to our related parties Volvo Cars and Volvo Finans Bank AB. Revenue from the sale of software and performance engineered kits is derived from intellectual property licensed to Volvo Cars related to software upgrades and enhancements for Volvo Cars’ vehicles. Revenue from sales of carbon credits is derived from sales of regulatory credits to external companies or related parties. Vehicle leasing revenue is derived from Polestar's operating lease arrangements. Other revenue is derived from sales of automotive research and development services and intellectual property licensed to Volvo Cars enabling Volvo Cars to source and sell Polestar parts and accessories.
Cost of sales
Cost of sales primarily consists of contract manufacturing costs associated with the production of the PS2 and PS4 which is outsourced to Volvo Cars (previously outsourced to Geely) and Geely, respectively. Cost of sales includes depreciation related to Property, plant and equipment ("PPE") and right-of-use (“ROU”) assets, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, other manufacturing and overhead. Costs of sales for the year ended December 31, 2021 also includes costs related to direct parts and materials, direct labor, and manufacturing overhead for the PS1, which was manufactured at Polestar’s former facility in Chengdu, China. Additionally, as of the fourth quarter of the year ended December 31, 2023, Cost of sales includes the amortization of intellectual property previously used in the PS1 and currently used in the PS2; the intellectual property is capitalized into inventory and then released into Cost of sales when the inventory is sold. Cost of sales also includes the impairment of inventory and the impairment charge for PS2 related PPE, Intangible assets, and Vehicles under operating leases which were impaired.
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
Research and development expenses
Research and development expenses consist of personnel expenses for Polestar’s internal engineering, research, and development functions, amortization of intangible assets related to intellectual property which will be used in future vehicle models, internal development programs, and expenses for direct materials and facilities used by research and development personnel. Until the fourth quarter of 2023, Research and development expenses also included amortization of intellectual property that was considered foundational and previously used in the PS1, currently used in the PS2 and other model vehicles, and expected to be used in future vehicles. However, in the fourth quarter of 2023, there was a change in the way this intellectual property was used and the related amortization was instead capitalized into inventory. The cost is released into Cost of sales when the inventory is sold. Polestar outsources certain development of intellectual property used in its electric vehicles to Volvo Cars and makes payments in accordance with development plans. Such costs are capitalized as intangible assets instead of charged to Research and development expense because they are paid in connection with the receipt of intellectual property from Volvo Cars that is expected to provide future economic benefit to Polestar.
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
Other operating income and expense
Other operating income consists of exchange rate differences on operating activities, income generated through the sale of carbon credits, and other income driven by non-revenue generating activities. Other operating expense primarily consists of exchange rate differences on operating activities, non-income tax expense, and other expenses due to activities which are not part of Polestar's ordinary course of operations. For the year ended December 31, 2023, other operating expenses related mainly to Polestar providing services to its associate.
Finance income and expense
Finance income consists of interest income on bank deposits and net foreign exchange rate gains on financial activities. Finance expense is comprised of interest expenses associated with Polestar’s short and long-term financing facilities, including amounts owed to related parties, net foreign exchange rate losses on financial activities, interest expenses associated with lease liabilities, and credit facility expenses.

Fair value change - Earn-out rights
Fair value change in earn-out rights consists of changes in fair value to the contingent right to receive earn-outs of Class A and B Shares that were issued to the Former Parent upon the completion of the Business Combination. The value of the Earn-out liability changes with the Polestar share price and other macroeconomic conditions, creating a fair value gain or loss.
Fair value change - Class C shares
Fair value change in Class C Shares consists of changes in fair value to the Class C-1 Shares and Class C-2 Shares that were issued to the Former Parent upon the completion of the Business Combination.
Share of earnings in associates
Share of earnings in associates consists of Polestar's proportionate share of it's associate's net income (loss), limited to the carrying value of Polestar's investment in its associates. The carrying value of Polestar's investment in associate will be adjusted equally to Polestar's share of income (loss), not to be adjusted below zero.
Income tax benefit (expenses)
Income tax benefit (expenses) consist of current and deferred income tax benefit (expenses). Current Income tax benefit (expenses) primarily represent income taxes generated on income sourced in multiple foreign jurisdictions. Deferred Income tax benefit (expenses) represent differences generated between book carrying values and the corresponding tax basis for assets or liabilities, multiplied by the applicable jurisdiction's income tax rate.
Comparison of the years ended December 31, 2023, 2022 and 2021
The following table summarizes Polestar’s historic Consolidated Statement of Loss for the years ended December 31, 2023, 2022 and 2021. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2021 and 2022 figures have been restated. Refer to Note 31 - Restatement of prior period financial statements for details.

	For the year ended December 31,			2023 vs 2022 Variance		2022 vs 2021 Variance
	2023	2022	2021	$	%	$	%
Revenue	2,378,562	2,444,105	1,346,347	(65,543)	(3)	1,097,758	82
Cost of sales	(2,791,643)	(2,343,302)	(1,336,688)	(448,341)	19	(1,006,614)	75
Gross (loss) profit	$(413,081)	$100,803	$9,659	$(513,884)	(510)	$91,144	944
Selling, general and administrative expense	(949,683)	(838,367)	(685,049)	(111,316)	13	(153,318)	22
Research and development expense	(158,406)	(174,916)	(234,019)	16,510	(9)	59,103	(25)
Other operating income and expenses, net	41,204	(305)	(50,716)	41,509	13,610	50,411	(99)
Listing expense	—	(372,318)	—	372,318	n/a	(372,318)	n/a
Operating loss	$(1,479,966)	$(1,285,103)	$(960,125)	$(194,863)	15	$(324,978)	34
Finance income	69,454	8,552	32,970	60,902	712	(24,418)	(74)
Finance expense	(213,321)	(108,402)	(45,218)	(104,919)	97	(63,184)	140
Fair value change - Earn-out rights	443,168	902,068	—	(458,900)	(51)	902,068	n/a
Fair value change - Class C Shares	22,000	35,090	—	(13,090)	(37)	35,090	n/a
Share of losses in associates	(43,304)	—	—	(43,304)	n/a	—	n/a
Loss before income taxes	$(1,201,969)	$(447,795)	$(972,373)	$(754,174)	168	$524,578	(54)
Income tax benefit (expense)	7,138	(29,660)	3,075	36,798	(124)	(32,735)	(1,065)
Net loss	$(1,194,831)	$(477,455)	$(969,298)	$(717,376)	150	$491,843	(51)
Revenues
Polestar’s net Revenue for the year ended December 31, 2023 were $2,378.6 million, a decrease of $65.5 million, or 3% compared to $2,444.1 million for the year ended December 31, 2022. Revenue from related parties for the year ended December 31, 2023 were $142.7 million, an increase of $6.2 million, or 4% compared to $136.5 million for the year ended December 31, 2022
Polestar’s Revenue for the year ended December 31, 2022 were $2,444.1 million, an increase of $1,097.8 million, or 82% compared to $1,346.3 million for the year ended December 31, 2021. Revenue from related parties for the year ended December 31, 2022 were $136.5 million, a decrease of $0.9 million, or 1% compared to $137.4 million for the year ended December 31, 2021.
The following table summarizes changes in the components of Revenue and related changes between annual periods. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2021 and 2022 figures have been restated. Refer to Note 31 - Restatement of prior period financial statements for details.

For the year ended December 31,	2023 vs 2022 Variance	2022 vs 2021 Variance

	2023	2022	2021	$	%	$	%
Revenues
Sales of vehicles	2,319,947	2,386,454	1,299,196	(66,507)	(3)	1,087,258	84
Sales of software and performance engineered kits	18,994	21,308	25,881	(2,314)	(11)	(4,573)	(18)
Sales of carbon credits	1,452	10,984	6,299	(9,532)	(87)	4,685	74
Vehicle leasing revenue	17,421	16,719	6,217	702	4	10,502	169
Other revenue	20,748	8,640	8,754	12,108	140	(114)	(1)
Total	$2,378,562	$2,444,105	$1,346,347	$(65,543)	(3)	$1,097,758	82
Sales of vehicles for the year ended December 31, 2023 were $2,319.9 million, a decrease of $66.5 million, or 3% compared to $2,386.5 million for the year ended December 31, 2022. The decrease was primarily driven by $116.6 million in discounts to fleet customers, offset by an increase in fleet vehicle sales volumes and an increase in per unit price of the PS2 model year 2023 and 2024 vehicles. Sales of vehicles for the year ended December 31, 2022 were $2,386.5 million, an increase of $1,087.3 million, or 84% compared to $1,299.2 million for the year ended December 31, 2021. The increase was driven by greater volumes of PS2 sales across major geographic markets such as the United States, the United Kingdom, Germany, Sweden, and South Korea. Revenue per vehicle decreased year-over-year primarily due to model mix and market mix. During the year ended December 31, 2021, the majority of vehicles sold were long-range dual motor variants of the PS2 while the lower priced long-range single motor and standard range motor variants represented a greater share of revenue for the year ended December 31, 2022. This was partially offset by price increases implemented during the summer that were reflected in selling prices during the latter part of the year.
Sales of software and performance engineered kits for the year ended December 31, 2023 were $19 million, a decrease of $2.3 million, or 11% compared to $21.3 million for the year ended December 31, 2022. The decrease is a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Car's sales of Polestar's performance engineered kits. Sales of software and performance engineered kits for the year ended December 31, 2022 were $21.3 million, a decrease of $4.6 million, or 18% compared to $25.9 million for the year ended December 31, 2021. The decrease is a result of Polestar’s shifting focus to its own vehicles and a decrease in Volvo Cars’ sales of Polestar’s performance engineered kits.
Sales of carbon credits for the year ended December 31, 2023 were $1.5 million, a decrease of $9.5 million, or 87% compared to $11 million for the year ended December 31, 2022. This decrease is due to Polestar entering into fewer contracts to sell its excess carbon credits as compared to the previous year. Sales of carbon credits for the year ended December 31, 2022 were $11 million, an increase of $4.7 million, or 74% compared to $6.3 million for the year ended December 31, 2021. This increase is due to Polestar entering into a new agreement to sell its excess carbon credits to a third party during the year ended December 31, 2022.
Vehicle leasing revenue for the year ended December 31, 2023 was $17.4 million, an increase of $0.7 million, or 4% compared to $16.7 million for the year ended December 31, 2022. This increase is due to Polestar selling more vehicles with repurchase obligations. Vehicle leasing revenue for the year ended December 31, 2022 was $16.7 million, an increase of $10.5 million, or 169% compared to $6.2 million for the year ended December 31, 2021. Polestar began selling vehicles with repurchase obligations during the first half of 2021 and continued to increase the number of vehicles sold with repurchase obligations in the subsequent periods. This resulted in the increase to vehicle leasing revenue during the year ended December 31, 2022.
Other revenue for the year ended December 31, 2023 was $20.7 million, an increase of $12.1 million, or 140% compared to $8.6 million for the year ended December 31, 2022. This increase is the result of (1) greater sales of Polestar's research and development services to Volvo Cars, (2) greater sales under Polestar's intellectual property license to Volvo Cars which grants Volvo Cars the rights to source and distribute parts and accessories for Polestar's vehicles to customers in exchange for sales-based royalties to us for $12.1 million, and (3) a one-time sale of know-how to Lotus for $4.6 million. Other revenue for the year ended December 31, 2022 was $8.6 million, a decrease of $0.1 million, or 1% compared to $8.7 million for the year ended December 31, 2021.
Cost of sales and Gross (loss) profit
Cost of sales for the year ended December 31, 2023 was $2,791.6 million, an increase of $448.3 million, or 19% compared to $2,343.3 million for the year ended December 31, 2022. This increase was primarily driven by CGU impairment of PS2 related PPE and Vehicles under operating leases of $94.2 million, CGU impairment of PS2 related intangible assets of $257.1 million, increased inventory impairment of $95.5 million, and increased materials cost due to rising raw material costs of $23.1 million. This activity is being partially offset by decreased warranty expenses of $36.3 million, and positive impacts of foreign currency effects due to an improved SEK/CNY foreign exchange rate. For further information, see Note 15 - Intangible assets and goodwill, Note 16 - Property, plant and equipment and Item 5.F "Critical accounting estimates - impairment testing".
Cost of sales for the year ended December 31, 2022 were $2,343.3 million, an increase of $1,006.6 million, or 75% compared to $1,336.7 million for the year ended December 31, 2021. This was primarily due to higher vehicle sales volumes during the year ended December 31, 2022, resulting in increased material costs of $945.1 million, combined with rising raw material costs commencing in the end of 2022. Additionally, increased freight and distribution costs of $72.8 million and increased warranty cost of $34.5 million, respectively, contributed to this overall increase. These higher costs, combined with a deteriorating SEK/CNY foreign exchange rate discussed in the Gross (loss) profit explanation below, have further contributed to the increase. The activity above was partially offset by decreased manufacturing related costs of $45.2 million primarily due to the conclusion of tooling and machinery depreciation related to PS1 in December 2021.
Gross (loss) profit for the year ended December 31, 2023 was a gross loss of $413.1 million, a decrease in gross result of $513.9 million, or 510% compared to a gross profit of $100.8 million for the year ended December 31, 2022. This decrease is attributed to inventory impairment costs of $95.5 million, net higher material cost of $23.1 million, CGU impairment of PS2 related intangible assets of $257.1 million and $94.2 million in cost as a result of the impairment of PS2 related PPE and vehicles under operating leases. The decrease is also attributed to decreased Revenue of $65.5 million as a result of (1) decreased revenue generated through sales of vehicles (2) decreased sales of software and performance engineered kits to Volvo Cars, (3) decreased sales of carbon credits, and (4) greater other revenue, partially offsetting all decreases to the other revenue streams. Refer to the explanation of the Revenue variances above for greater details. These unfavorable impacts were offset by decreased warranty expenses of $36.3 million and a 7.58% improvement in the SEK/CNY foreign exchange rate enabling greater purchasing power.
Gross (loss) profit for the year ended December 31, 2022 was a gross profit of $100.8 million, an increase of $91.1 million, or 944% compared to a gross profit of $9.7 million for the year ended December 31, 2021. This was primarily due to expanded production and commercialization of PS2 vehicles, causing a higher fixed cost absorption when compared to previous periods. Additionally, greater volumes of PS2 sales resulted in greater revenues of $1,097.8 million. This increase was mainly offset by increased materials cost of $945.1 million , and an increase in freight and distribution costs of $72.8 million. The increase is also partially offset by continued deterioration of the SEK/CNY foreign exchange rate. The SEK/CNY foreign exchange rate weakened by approximately 5.7% during the year ended December 31, 2022 from 0.70 on January 1, 2022 to 0.66 by December 31, 2022. During the comparative period, the SEK/CNY foreign exchange rate weakened by approximately 11.4% from 0.79 on January 1, 2021 to 0.70 by December 31, 2021. In total, the SEK/CNY foreign exchange rate has weakened since January 1, 2021. This trend impacts Polestar’s Gross (loss) profit as a transaction effect of contract manufacturing in China when Polestar’s purchasing entity is denominated in a functional currency that is weaker than CNY.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2023 were $949.7 million, an increase of $111.3 million, or 13% compared to $838.4 million for the year ended December 31, 2022. This increase was primarily due to higher advertising, sales, and promotion expenses of $67.9 million related to new video productions, marketing, and PR events for the PS3 and PS4 campaigns to expand Polestar's markets related to these vehicles. Additional increases were attributed to higher wages and salaries of $41.9 million, associated with headcount need to meet the demands of Polestar's growing business. Selling, general and administrative expenses for the year ended December 31, 2022 were $838.4 million, an increase of $153.3 million, or 22% compared to $685 million for the year ended December 31, 2021. This increase was primarily due to higher administration costs of $139.9 million related to higher wages and salaries associated with scaling headcount across Polestar global operations to meet the demands of the growing business.
Research and development expenses
Research and development expenses for the year ended December 31, 2023 were $158.4 million, a decrease of $16.5 million, or 9% compared to $174.9 million for the year ended December 31, 2022. This change was mainly driven by a decrease in the amortization costs of $37.7 million due to internal development programs reaching development phase, therefore no longer being expensed. These decrease was partially offset by increased full time personnel cost of $18.3 million and $2.4 million in service purchased from related parties. Research and development expenses for the year ended December 31, 2022 were $174.9 million, a decrease of $59.1 million, or 25% compared to $234 million for the year ended December 31, 2021. This decrease was primarily due to a decrease in product development cost of $112.1 million mainly related to the conclusion of PS1 amortization in December 2021. This activity was partially offset by increased R&D personnel costs of $57.5 million related to the development of future vehicles and electronic vehicles technologies.
Other operating income (expenses), net
Other operating income (expenses), net for the year ended December 31, 2023 were an income of $41.2 million, an increase of $41.5 million compared to an expense of $0.3 million for the year ended December 31, 2022. This increase was primarily driven by positive foreign exchange effects on working capital of $38.2 million, sales of plant operation services to a related party for $25.2 million, and sales of carbon credits to a related party for $5.6 million. These gains are partially offset by the costs of services provided to Polestar Technology for $27.6 million. Other operating income (expenses), net for the year ended December 31, 2022 was an expense of $0.3 million, an increase of $50.4 million to Other operating income (expenses), net compared to an expense of $50.7 million for the year ended December 31, 2021.This increase was primarily driven by lower negative foreign exchange effects of $48.6 million.
Finance income
Finance income for the year ended December 31, 2023 was $69.5 million, an increase of $60.9 million, or 712% compared to $8.6 million for the year ended December 31, 2022. This increase was primarily the result of a positive net foreign exchange effect related to financial items of $37.1 million and increased interest income on bank deposits of $24.6 million due to rising interest rates. Finance income for the year ended December 31, 2022 was $8.6 million, a decrease of $24.4 million or 74% compared to $33 million for the year ended December 31, 2021. This decrease was primarily the result of $31.6 million in negative net foreign exchange effect related to financial items partially offset by an increase of $6.3 million in interest income on bank deposits for the year ended December 31, 2022.
Finance expenses
Finance expenses for the year ended December 31, 2023 was $213.3 million, an increase of $104.9 million, or 97% compared to $108.4 million for the year ended December 31, 2022. This increase was primarily the result of an increase in interest expense on credit facilities and financing obligations and interest expense to related parties totaling $130.2 million and a loss on modification of debt of $6.8 million. These increases are partially offset by a decrease in foreign exchange losses on financial activities of $30.9 million. Finance expenses for the year ended December 31, 2022 was $108.4 million, an increase of $63.2 million, or 140% compared to $45.2 million for the year ended December 31, 2021. This increase was primarily the result of interest expense associated with financing arrangements, overdue trade payables to Volvo Cars, and net foreign exchange losses on financial activities.

Fair value change - Earn out rights
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar issued earn-out rights. The gain on Fair value change - Earn-out rights for the year ended December 31, 2023 was $443.2 million, a decrease of $458.9 million or 51% compared to $902.1 million for the year ended December 31, 2022. This decrease is primarily attributable to changes in Polestar's share price from $5.31 at the year ended December 31, 2022, compared to $2.26 at the year ended December 31, 2023. Leveraging a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from 75% as of December 31, 2022, to 80% as of December 31, 2023. As the capital reorganization occurred on June 23, 2022, there is no comparison figure for 2021. The gain on the fair value change of the Earn-out liability for the year ended December 31, 2022, was $902.1 million. These gains are primarily attributable to a decrease in Polestar’s share price from $11.23 on June 23, 2022 (i.e., the closing of the merger with GGI and issuance of the earn-out rights) to $5.31 on December 31, 2022, and increased market volatility. Leveraging on a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from 60% as of June 23, 2022, to 75% as of December 31, 2022.
Fair value change - Class C Shares
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (i.e, Class C Shares) for the year ended December 31, 2023 was $22 million, a decrease of 13.1 million or 37% compared to $35.1 million for the year ended December 31, 2022. This change is primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.88 or from $1.12 for the year ended December 31, 2022, to $0.24 for the year ended December 31, 2023. The gain on the fair value change of these warrants for the year ended December 31, 2022, was 35.1 million. These gains are primarily attributable to a decrease in the price of the Class C-1 Shares from $2.52 on June 23, 2022 (i.e., closing of the merger with GGI and exchange of the warrants) to $1.12 on December 31, 2022, and a decrease in the estimated value of the Class C-2 Shares from $2.53 to $1.12 over the same period
Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price, the implied volatility of Class C-1 Shares, and risk-free rate. During the year ended December 31, 2023, Polestar's share price decreased by $3.05, from $5.31 to $2.26, implied volatility of publicly traded Class C-1 Shares decreased from 89% to 88%, and risk-free rate decreased from 4.01% to 3.93% over the same period. During the year ended December 31, 2022, Polestar’s share price decreased by $5.92 from $11.23 to $5.31, implied volatility of publicly traded Class C-1 Shares from 22.5% to 89%, and risk-free rate from 3.12% to 4.01% over the same period.
Share of earnings in associate
During the year ended December 31, 2023, Polestar invested in Polestar Technology and owns 49% of Polestar Technology's equity. Related to its 49% ownership in Polestar Technology, Polestar recognized an expense of $43.3 million. As this was the first year Polestar invested in Polestar Technology, there is no comparable period information. Polestar's carrying value of its investment in Polestar Technology was reduced to zero as a result of its share of Polestar Technology's losses.
Income tax benefit (expense)
Income tax benefit (expense) for the year ended December 31, 2023 was a benefit of $7.1 million, an increase of $36.8 million, or 124% compared to an expense of $29.7 million for the year ended December 31, 2022. This was primarily driven by a decrease in deferred tax liabilities and an increase in deferred tax assets due to increased deductible temporary differences related to inventory and warranty, resulting in an increase in deferred tax benefit of $46.7 million in the Consolidated Statements of Loss and Comprehensive Loss. The deferred tax benefit for the year ended December 31, 2023 is $39.1 million. The current income tax decreased $4.7 million, resulting in current income tax expenses of $16.5 million in the Consolidated Statements of Loss and Comprehensive Loss. The expenses of foreign taxes increased $14.7 million due to an increase in withholding tax expense on transactions incurred in China, resulting in foreign tax expenses of $15.6 million in the Consolidated Statements of Loss and Comprehensive Loss. Income tax benefit (expense) for the year ended December 31, 2022 was an expense of $29.7 million, a decrease of $32.7 million, or 1065% compared to a benefit of $3.1 million for the year ended December 31, 2021. This change was primarily driven by $17.7 million in increased income tax expenses due to higher earnings in jurisdictions in which we have taxable income and an increase of $16.5 million in income tax expenses related to recognition of deferred tax liabilities on taxable temporary differences. This was partially offset by a decrease in foreign taxes of $1.5 million.
B. Liquidity and capital resources
Polestar finances its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, medium term loans with credit institutions and related parties, sale leaseback arrangements, inventory finance facilities and extended trade credit with related parties. Polestar anticipates it will continue to need to raise funding via these methods to meet the cash requirements to fulfill its obligations. The principal uses for liquidity and capital are funding operations, repayment of debt, market expansion, and investments in Polestar's future vehicles and automotive technologies.
Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for the PS2, PS3, PS4, PS5, and PS6. Polestar does not expect to achieve positive cash flow from operations until late 2025. Managing the company’s liquidity profile and funding needs remains one of management’s key priorities. Substantial doubt about Polestar's ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 2 - Significant accounting policies and judgements in the accompanying Consolidated Financial Statements.
As of December 31, 2023 and 2022, Polestar had Cash and cash equivalents of $768.9 million and $973.9 million, respectively. Cash and cash equivalents consist of cash in banks with an original term of three months or less. As of December 31, 2023, the Group had restricted cash of $1.8 million which is presented as Other non-current assets in the Consolidated Statement of Financial Position. As of December 31, 2022, the Group did not have any restricted cash.
If Polestar’s cash resources are insufficient to finance its future cash requirements, Polestar will need to finance future cash needs through a combination of public and/or private equity offerings, debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact cash retention. There can be no assurance Polestar will be able to obtain additional funds. If Polestar is unable to raise additional funds through equity, debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar's financial performance and position.
Polestar intends to continue developing its short and medium term financing relationships with European and Chinese banking partners and Polestar's related parties, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.
Debt and equity financing
Equity
In March 2021, Polestar’s Board of Directors distributed 18,032,787 shares of newly authorized Class B Shares at $30.50 per share for proceeds of $550 million; related issuance costs amounted to $2.8 million. Of the 18,032,787 shares issued, 4,262,295 were issued to Geely. In July 2021, 17,345,079 Class A Shares were converted to Class B Shares.
On June 23, 2022, the Former Parent consummated a reverse recapitalization in which Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of Polestar. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of Polestar. Convertible notes, different classes of common stock, public warrants, and private warrants were converted into various equity instruments of Polestar. For additional information, see Note 18 - Reverse recapitalization.
Debt
Polestar enters into various debt arrangements with European and Chinese banking partners, related parties, and other financial institutions in the form of short-term and long-term funding to meet Polestar's capital needs.
Liabilities to Credit Institutions
During the periods presented in the accompanying Consolidated Financial Statements, Polestar utilized several short-term working capital loans, primarily originating from European and Chinese banking partners. These existing and developing relationships provide Polestar with a reliable source of short-term liquidity. All short-term working capital loans that have come due during the periods presented have been repaid on-time. Short-term working capital loans are primarily used for the purposes of achieving sales volumes.
Liabilities to credit institutions are in the form of loans from banks, loans from related parties, floor plan facilities, and sale leaseback facilities. As of December 31, 2023, total outstanding Liabilities to credit institutions was $2,023.6 million. Refer to Note 25 - Liabilities to credit institutions for information on Polestar's working capital loans outstanding as of December 31, 2023.
During the year ended December 31, 2023, and 2022, respectively, Polestar had $553 million and $133 million in principal outstanding related to short-term working capital loans secured by our related party, Geely.
On February 27, 2023, Polestar amended it's twelve-month €350 million uncommitted secured green trade finance facility together with an accordion facility of up to €250 million originally dated February 28, 2022, with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA/NV to, among other things, extend the facility availability for a further twelve months. On June 1, 2023, Polestar exercised the one-time only accordion option, increasing the available credit under the facility to €600 million. The outstanding principal balance as of December 31, 2023 was $442.8 million. The initial facility carried interest at the three-month Euro Interbank Offering Rate plus 2.1%. Following the February 2023 amendment, the facility carries interest at three-month Euro Interbank Offering Rate plus 2.3% per annum. The facility has a repayment period of 90 days from drawdown of each loan under the facility.
As of December 31, 2023, and 2022, respectively, there was outstanding principal of $442.8 million and $288.7 million expiring in February 2024 and February 2023, respectively, related to this twelve-month uncommitted secured green trade finance facility. Outstanding principal is 100% secured by the new vehicle inventory financed via this facility in accordance with First-ranking English law.
Related Party financing
In July 2021, Geely and two other third-parties invested in non-interest-bearing convertible notes of $35.2 million from Polestar. Of the $35.2 million, $9.5 million is held by Geely. Polestar accounted for the convertible notes as Equity upon issuance and classified them within other contributed capital. As of December 31, 2022, all $35.2 million of the convertible notes have been converted into 4,306,466 Class A Shares.
On November 8, 2023, Polestar amended the eighteen-month $800 million term credit facility dated November 3, 2022, with one of its major shareholders, Volvo Cars, to increase the total borrowable amount under the facility to $1,000 million and extend the term until June 30, 2027. Polestar was originally required to repay all draws in full, eighteen months from the date of the term facility agreement. The term facility agreement has an interest rate of floating six-month Secured Overnight Financing Rate (“SOFR”) plus 4.97% per annum. The rate of interest on each loan made under the credit facility is the aggregation of the SOFR rate plus 4.97% per annum for the six-month interest period set on the Quotation Day which is defined as two additional business days before the relevant interest period. Under this agreement, if Polestar announces an offering of shares of any class in the share capital, with a proposed capital raising of at least $350 million, and no fewer than five institutional investors participating in the offering, then Volvo Cars has the right to convert the principal amount of any outstanding loans into equity. As of December 31, 2023, the facility was fully drawn with an outstanding principal balance of $1,000 million.
On November 8, 2023, Polestar entered into an $250 million term facility agreement with Geely. The term facility agreement allows for multiple draws and Polestar is required to repay the loans in full on June 30, 2027. The term facility agreement has an interest rate of floating six-month SOFR plus 4.97% per annum. The rate of interest on each loan made under the Credit Facility is the aggregation of the SOFR rate and the 4.97% per annum for the six-month interest period set on the Quotation Day which is defined as two additional business days before the first day of the relevant interest period. Under this agreement, if Polestar announces an offering of shares of any class in the share capital, with a proposed capital raising of at least $350 million, and no fewer than five institutional investors participating in the offering, then Geely has the right to convert the principal amount of any outstanding loans into equity. As of December 31, 2023, the facility was fully drawn with an outstanding principal balance of $250 million.
On December 8, 2023, Polestar, Geely, and Volvo Cars entered into agreements where Polestar transferred legal ownership of its unique PS3 tooling and equipment ("PS3 Tooling and Equipment") to Geely for subsequent use by Volvo Cars in the manufacturing of the PS3, as governed by the manufacturing agreement between Polestar and Volvo Cars ("PS3 Manufacturing Agreement"). The total amount transferred to Polestar by Geely was $156.1 million (excluding value added tax) which consists of a base price for the transfer of the PS3 Tooling and Equipment (the "Base") and an additional sum for any costs related to future changes and modifications to the assets transferred (the "Cap"). Volvo Cars will pay Geely a fee calculated on the Base ("User Right Fee"), and per the terms of the PS3 Manufacturing Agreement Polestar will repay Volvo Cars for the User Right Fee through the piece price of each PS3 purchased. In the event the Cap is used, the amount of the utilization will be added to the Base and therefore equivalently adjust both the User Right Fee and Polestar's piece price per PS3 to Volvo Cars.
Neither the Base nor the Cap carries interest or mark-up. This provides Polestar a benefit as the value of the Base plus Cap that Polestar receives is less than the value of the Base plus Cap Polestar must repay to Geely. For this reason, a portion of the purchase price Polestar received from Geely must be accounted for as a capital contribution. Had Polestar entered into a loan with a bank in China around the same time, a fair market interest rate would have been 5.2%. Therefore, Polestar recognized the present value of total obligation as $131.7 million by discounting the consideration received using 5.2%. The $25.6 million difference between the Base plus Cap received and the present value of Polestar's obligation is recognized as a component of Other contributed capital (i.e., a capital contribution from Geely to Polestar).
Floor plan facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2023 and 2022, the aggregate amount outstanding under these arrangements to external credit institutions was $122.8 million and $31.3 million, respectively. Polestar maintains a working capital loan with the related party Volvo Cars that is presented separately in Interest bearing current liabilities - related parties within the Consolidated Statement of Financial Position. The aggregated amount outstanding as of December 31, 2023 and 2022 to related parties amounted to $35.7 million and $11.7 million, respectively.
Sale leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease back period, Polestar is obligated to re-purchase the vehicles. Due to this repurchase obligation, these transactions are accounted for as financial liabilities. As such, consideration received for these transactions was recorded as a financing transaction. As of December 31, 2023 and December 31, 2022, $12.8 million and $11.7 million of this financing obligation was outstanding, respectively.
Cash flows
All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2021 and 2022 figures have been restated. Refer to Note 31 - Restatement of prior period financial statements for details.

	For the year ended December 31,
	2023	2022	2021
Cash used for operating activities	(1,859,842)	(1,089,295)	(314,555)
Cash used for investing activities	(439,399)	(709,044)	(126,937)
Cash provided by financing activities	2,093,304	2,082,486	909,237
Cash used for operating activities
Cash used for operating activities for the year ended December 31, 2023 was $1,859.8 million, an increase of $770.5 million compared to $1,089.3 million for the year ended December 31, 2022. The change is primarily attributable to net loss adjusted for non-cash expenses as well as negative changes in working capital during the year ended December 31, 2023. Negative changes in working capital which led to operating cash outflows in 2023 are largely attributable to increased Inventories, payments of Trade payables - primarily payments of related party trade payables to Volvo Cars, and higher interest payments related to Liabilities to credit institutions and overdue trade payables with Volvo Cars. These operating cash outflows were partially offset by operating cash inflows resulting from the collection of Trade receivables.
In 2023, cash outflows related to the change in Inventories were $358.4 million, materially as an effect of a build-up in inventory. This is an increase of $172.0 million in cash outflow as compared to a cash outflow of $186.4 million for the year ended December 31, 2022.
Compared to 2022 cash used for changes in Trade payables, accrued expenses, and other liabilities for the year ended December 31, 2023 was a cash outflow of $459.0 million, an increase of $481.0 million compared to a cash inflow of $22.0 million for the year ended December 31, 2022. This was primarily the result of payments of related party trade payables to Volvo Cars of $589.7 million.
Cash used to pay interest for the year ended December 31, 2023 was $220.1 million, an increase of $152.0 million compared to $68.1 million for the year ended December 31, 2022. The change is primarily due to $147.4 million and $9.1 million in interest paid to credit institutions related to working capital loans and interest paid to Volvo Cars on past due payables, respectively.
Cash used for changes in Trade receivables, prepaid expenses, and other assets for the year ended December 31, 2023 was a cash outflow of $151.6 million, a decrease of $71.1 million compared to a cash outflow of $222.7 million for the year ended December 31, 2022. The change is primarily due to a decrease of $113.4 million in Trade receivables as a result of greater cash collections from both third and related parties, offset by an increase in related party trade receivables and accrued income from Volvo Cars of $44 million.
Cash used for operating activities for the year ended December 31, 2022 was $1,089.3 million, an increase of $774.6 million compared to $314.6 million for the year ended December 31, 2021. The change is primarily attributable to net loss adjusted for non-cash expenses as well as negative changes in working capital during the year ended December 31, 2022. Negative changes in working capital which led to operating cash outflows in 2022 are largely attributable to increased Trade receivables, increased Inventories, and higher interest payments related to Liabilities to credit institutions and overdue trade payables with Volvo Cars.
Cash provided by changes in Trade receivables, prepaid expenses, and other assets for the year ended December 31, 2022 was a cash outflow of $222.7 million, a decrease of $279.8 million compared to cash inflow of $57.1 million for the year ended December 31, 2021. The change from a cash inflow to a cash outflow is primarily due to an increase of $84.8 million in third party Trade receivables resulting from higher sales volumes, product mix and market mix, as well as an increase of related party trade receivables and accrued income from Volvo Cars of $110.3 million.
In 2022, cash outflows related to the change in Inventories was $186.4 million, as an effect of build-up in inventory following a general ramp up in business and a readiness to deliver on orders in 2023. This is a decrease of $97.4 million in cash outflow as compared to a cash outflow of $283.8 million for the year ended December 31, 2021.
Cash used to pay interest for the year ended December 31, 2022 was $68.1 million, an increase of $55.5 million compared to $12.6 million for the year ended December 31, 2021. The change is primarily due to $25.4 million and $36.5 million in interest paid to credit institutions related to working capital loans and Volvo Cars on past due payables, respectively.
Compared to 2021, cash used for changes in Trade payables, accrued expenses, and other liabilities for the year ended December 31, 2022 was $22.0 million, a decrease of $474.8 million compared to $496.8 million for the year ended December 31, 2021, primarily due to lower repayments of trade payables with Volvo Cars during the year ended December 31, 2022.
Cash used for investing activities
Cash used for investing activities for the year ended December 31, 2023 was $439.4 million, a decrease of $269.6 million compared to $709 million for the year ended December 31, 2022. The change was primarily the result of less settlements with Volvo Cars and Geely for current and prior period investments in intellectual property related to the Polestar 2, Polestar 3, and Polestar 4, Additionally, in 2023, Polestar received proceeds from the disposal of assets classified as held for sale amounting to $153.6 million. This decrease in investing cash outflows was partially offset by a cash settlement of $137.4 million related to Property, plant, and equipment purchased mostly in the current year.
Cash used for investing activities for the year ended December 31, 2022 was $709 million, an increase of $582.1 million compared to $126.9 million for the year ended December 31, 2021. The change was primarily the result of significantly more cash settlements with Volvo Cars and Geely for prior period investments in intellectual property related to the Polestar 2, Polestar 3 and Polestar 4. Polestar also made an investment of $2.5 million in the fast-charging battery technology innovator, StoreDot, during the year ended December 31, 2022.
Cash provided by financing activities
Cash provided by financing activities was $2,093.3 million for the year ended December 31, 2023 and $2,082.5 million for the year ended December 31, 2022. Liquidity provided through financing was the result of 15 short-term working capital loans and two long-term related party loans. Polestar’s borrowings provided $4,670.1 million in gross cash proceeds during the period, of which $1,478.9 million was sourced from 15 short-term working capital facilities with Chinese and European banking partners, $1,500.4 million was sourced from a short-term green trade revolving credit facility with a syndicate of European banks, $1,407.3 million was sourced from long-term related party loans with Geely and Volvo Cars, and $283.5 million was sourced from multiple short-term low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $2,553.0 million during the period, of which $1,004.8 million was used to settle eight short-term working capital facilities with Chinese and European banking partners, $1,354.1 million was used to settle amounts due on the green trade revolving credit facility, and $194.1 million was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the credit facility with Volvo Cars.
Cash provided by financing activities for the year ended December 31, 2022 was $2,082.5 million, an increase of $1,173.2 million compared to $909.2 million for the year ended December 31, 2021. The change was primarily the result of (1) the merger with GGI that occurred on June 23, 2022 resulting in total cash received in the transaction of $1.4 million and (2) increased liquidity provided by eight short-term working capital facilities secured by Polestar during the year ended December 31, 2022. The merger with GGI and related arrangements provided Polestar with gross cash proceeds of $1.4 million, of which $0.6 million was provided by Volvo Cars, $0.3 million was provided by PIPE investors, and $0.6 was provided by transfer from GGI to the group at close, less transaction costs of $0.1 million. Polestar’s borrowings provided $2,149.8 million in gross cash proceeds during the period, of which $1,021.9 million was sourced from seven short-term working capital facilities with Chinese banking partners, $966.9 million was sourced from a green trade revolving credit facility with a syndicate of European banks, and $161 million was sourced from multiple low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $1,426.9 million during the period, of which $604.8 million was used to settle three short-term working capital facilities with Chinese banking partners, $669.6 million was used to settle amounts due on the green trade revolving credit facility, and $152.5 million was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the credit facility with Volvo Cars.
Contractual obligations and commitments
Polestar is party to contractual obligations to make payments to third parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar has also entered into capital commitments to purchase property, plant and equipment and intellectual property. Refer to Note 12 - Leases, Note 25 - Liabilities to credit institutions, and Note 29 - Commitments and contingencies in the accompanying Consolidated financial statements for more detail on contractual obligations and commitments.
The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of December 31, 2023. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2021 and 2022 figures have been restated. Refer to Note 31 - Restatement of prior period financial statements for details.

	Payments due by period
	Total	Less than 1 year	Between 1-5 years	After 5 years
Contractual obligations and commitments
Capital commitments[1]	775,819	679,528	84,209	12,082
Minimum purchase commitments[2]	496,167	382,680	105,987	7,500
Credit facilities, including sale leasebacks and floor plans[3]	2,023,583	2,023,583	—	—
Other liabilities, including floor plans - related parties[4]	1,424,314	57,704	1,366,610	—
Lease obligations including related parties[5]	146,045	31,627	98,960	15,458
Total	$4,865,928	$3,175,122	$1,655,766	$35,040
1.Capital commitments relate to Polestar's investment in PPE and intangible assets for the production of upcoming Polestar 3 models, Polestar 4, Polestar 5 and Polestar 6. Additionally, the remaining capital injections Polestar will provide Polestar Technology are included herein.
2.Minimum purchase commitments relate to contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreement minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar.
3.Refer to Note 25 - Liabilities to credit institutions for further details on Polestar's credit facilities including sale leasebacks and floor plans..
4.Refer to Note 27 - Related party transactions for further details.
5.Refer to Note 12 - Leases for further details.
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
C. Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
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
Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and adjusted free cash flow.
Adjusted Operating Loss

Polestar defines adjusted operating loss as Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.
Adjusted EBITDA
Adjusted EBITDA is calculated as Net loss, adjusted for listing expense, Fair value change - Earn-out rights, Fair value change - Class C Shares, interest income, interest expense, Income tax benefit (expense), depreciation and amortization, and the impairment of Property, plant and equipment, Vehicles under operating leases, and intangibles assets. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.
Adjusted Net Loss
Adjusted net loss is calculated as Net loss, adjusted to exclude Listing expense, Fair value change - Earn-out rights, Fair value change - Class C Shares. This measure represents Net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar's core business operations.
Adjusted Free Cash Flow
Adjusted free cash flow is calculated as Cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.
Unaudited Reconciliation of GAAP and Non-GAAP Results
All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2021 and 2022 figures have been restated. Refer to Note 31 - Restatement of prior period financial statements for details.
Adjusted Operating Loss

	For the year ended December 31,
	2023	2022	2021
Operating loss	(1,479,966)	(1,285,103)	(960,125)
Listing expense	—	372,318	—
Adjusted operating loss	$(1,479,966)	$(912,785)	$(960,125)
Adjusted EBITDA

	For the year ended December 31,
	2023	2022	2021
Net loss	(1,194,831)	(477,455)	(969,298)
Listing expense	—	372,318	—
Fair value change - Earn-out rights	(443,168)	(902,068)	—
Fair value change - Class C Shares	(22,000)	(35,090)	—
Interest income	(32,280)	(7,658)	(1,396)
Interest expenses	206,481	77,477	44,828
Income tax benefit (expense)	(7,138)	29,660	(3,075)
Depreciation and amortization	115,010	142,991	217,841
Impairment of property plant and equipment, vehicles under operating leases, and intangible assets	351,241	—	—
Adjusted EBITDA	$(1,026,685)	$(799,825)	$(711,100)
Adjusted Net Loss

	For the year ended December 31,
	2023	2022	2021
Net loss	(1,194,831)	(477,455)	(969,298)
Listing expense	—	372,318	—
Fair value change - Earn-out rights	(443,168)	(902,068)	—

Fair value change - Class C Shares	(22,000)	(35,090)	—
Adjusted net loss	$(1,659,999)	$(1,042,295)	$(969,298)
Adjusted Free Cash Flow

	For the year ended December 31,
	2023	2022	2021
Net cash used for operating activities	(1,859,842)	(1,089,295)	(314,555)
Additions to property, plant and equipment	(137,400)	(32,269)	(24,701)
Additions to intangible assets	(457,364)	(674,275)	(102,236)
Adjusted free cash flow	$(2,454,606)	$(1,795,839)	$(441,492)
D. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given under the description of the “Research and development expenses” in “Results of operations” within this “Operating and Financial Review and Prospects” section.
E. Trend information
Other than what is disclosed elsewhere in this Report, Polestar is not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2023, that would reasonably be likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
Refer to Note 2 - Significant accounting policies and judgements in the accompanying Consolidated Financial Statements for detailed discussion of all accounting policies and judgements applied by Polestar. The following paragraphs discuss the accounting estimates that are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements.
Revenue recognition—determining the transaction price of performance obligations included with sales of vehicles and variable consideration for volume related discounts to fleet customers
Included with the sale of each Polestar vehicle are stand-ready obligations for the provision of certain services and maintenance (e.g., connected services and certified vehicle maintenance). Polestar utilizes an expected cost plus a margin method for estimating the transaction price associated with these services and the price of the vehicle itself. This is determined to be the most suitable method for estimating stand-alone selling price due to the materiality and the nature of the services and goods delivered. The estimated transaction price allocated to each stand-ready obligation is recognized over time in accordance with the term of each service while the transaction price allocated to the delivery of the vehicle is recognized at a point in time on the delivery date.
Historically, the Company determined the stand-alone selling price associated with the delivery of the vehicles using the residual method. Effective from the fourth quarter of the year ended December 31, 2023, the Company transitioned from the residual method to the expected cost plus a margin method. Polestar transitioned away from the residual method as a result of new information leading to the refining of estimation techniques to provide a more relevant and appropriate estimate. Due to more experience, arising from our four consecutive years of car sales and the availability of more accurate data, we have determined that the expected cost plus a margin method is more suitable. This change has been accounted for prospectively as a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The effect of this change in estimate when recalculating revenue and deferred revenue under the new approach is immaterial.
In determination of which method of estimating variable consideration would be most appropriate for Polestar’s large fleet customers under IFRS 15.53, management determined that the most likely amount method for each contract is the most appropriate by considering the nature of Polestar’s commercial operations during the year ended December 31, 2023. As Polestar’s commercial operations began in the third quarter of the year ended December 31, 2020, Polestar now has three years’ worth of experience with fleet customers. Polestar estimates Volume Related Bonuses based on historical evidence of the volume of vehicles purchased by large fleet customers. Polestar can reasonably determine the probability of large fleet customers' ability to meet volume tiers set out by terms in their related Customer Relationship Agreements for the Volume Related Bonuses.

Intangible assets—capitalizing internally developed intellectual property and determining the useful lives
Polestar conducts various internal development programs for projects such as the PS5, PS6, and the PX2 high-performance electric motor. Programs are divided into the concept phase and the product development phase. In the concept phase, Polestar conducts exploratory research activities and designs an official development program. Management deems a project “program start” and it enters the product development phase if it is aligned with the business plan, financially sustainable, and estimated to contribute to future cash flow benefits. Upon the achievement of program start, internally developed intellectual property is capitalized in intangible assets. Determining program start for a project involves a significant amount of estimation with regards to the future cash benefit expected to flow from such project.
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
Impairment testing
Polestar conducts routine evaluations of intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts impairment tests. Historically, Polestar conducted an impairment evaluation at a single CGU level as the PS1 and PS2 were the only model vehicles on the market and the business was managed as one interdependent operation with all tangible and intangible assets working together to generate cash inflows. With the development of models beyond the PS2, the capital intensive assets (i.e., intangible assets and property, plant, and equipment) used to generate future vehicles becomes largely independent, therefore leading to the generation of independent cash flows. As an example, the PS2, PS3, and PS4 are built upon different platforms giving each model its unique software and hardware design. For the purposes of considering corporate assets, Polestar conducts an impairment assessment of the Company as a whole. The recoverable amounts of the CGUs are established through a calculation of value in use under a discounted future cash flow model that uses significant estimations regarding future cash flows as seen in the 2024-2028 business plan and an after-tax discount rate of 15.5%.
In order to measure the recoverability of the assets related to the CGUs, we estimated the value in use of each CGU. As a result of the recoverability analysis, we determined that the net book value of the assets related to PS2 exceeded their recoverable value as of December 31, 2023.
Polestar estimated that the book value of the assets related to CGU PS2 exceeded its recoverable value by $351.2 million. Polestar recognized an impairment loss in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2023, recognizing $351.2 million in Cost of sales. The impairment loss was allocated to the assets of the PS2 CGU on a pro-rata basis with the total amount of impairment in Cost of sales allocated to PPE, Vehicles under operating lease, and intangible assets.
In the third quarter of the year ended December 31, 2023, the European Union ("EU") Commission initiated discussions related to tariffs on new battery electric vehicles for passengers manufactured in China. Polestar's PS2s and PS4s are currently manufactured in Luqiao, China and Hangzhou Bay, China, respectively. The PS3 is scheduled to begin manufacturing in Chengdu, China and Charleston, South Carolina during the year ended December 31, 2024. The PS4 is scheduled to begin production in Busan, South Korea in 2025. Polestar recognizes there is uncertainty surrounding the outcome and potential impacts of this anti-subsidy investigation on the business since no formal decisions have been made as of December 31, 2023 by the EU Commission related to such tariffs. For this reason, there is uncertainty surrounding the magnitude of the total impact any final ruling may have. For this reason, it is possible the Group may have to recognize additional impairment if the regulation has a negative bearing on cash-flow forecasts under future forecasts and business plans.
Equity method investment
Polestar applies the equity method of accounting when we have significant influence over an investee. Accordingly, Polestar has an equity method investment in an associate, Polestar Technology, as we own 49% of its equity and 40% of the voting interest.
When there is objective evidence that its investment is impaired, or annually, Polestar will conduct an impairment assessment. Polestar will consider factors like financial distress, breach of contract, and other negative factors in its assessment.
Impairment of inventory
Polestar conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value ("NRV"). NRV is based on the estimated selling price of inventories less, estimated costs of completion. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Polestar conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.
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

The fair value of the financial liability for the Class C-2 Shares is measured using a binomial lattice option pricing model that incorporates a geometric Brownian motion ("GBM") and references the observable price of the Class C-1 Shares. The Class C-1 Shares are almost identical instruments and are publicly traded on the NASDAQ (i.e., an active market). The inputs for this valuation technique include (1) the price of the Class C-1 Shares, (2) the implied volatility of the Class C-2 Shares, determined by reference to the implied volatility of the Class C-1 Shares, (3) the 5-year risk-free rate, and (4) the dividend yield of the Class C-2 Shares. Polestar considers these inputs to be primarily observable by reference to information on the Class C-1 Shares and other information available to the public (e.g., the 5-year risk-free rate is available by reference to the 5-year treasury rate), resulting in a Level 2 measurement methodology. For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts.
The fair value of the financial liability for the Earn-out liability is measured using a Monte Carlo simulation. The inputs for this valuation technique include (1) the remaining term of the instrument, (2) the five earn-out tranches, (3) the probability of the Polestar’s Class A Shares reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares, as determined by leveraging the implied volatility of the Class A Shares, and (4) the 5-year risk-free rate. The implied volatility of the Class A Shares is the most significant input to the Monte Carlo Simulation and is unobservable, requiring Polestar to calculate this input by reference to estimations of the asset volatilities of common equity of peers. This results in a Level 3 measurement methodology.
Fair value measurement – methodologies for measuring the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan
The fair value of RSUs is determined by reference to the Group's share price. The fair value of PSUs is determined by calculating the weighted-average fair value of the units linked to market-based vesting conditions and the units linked to non-market based vesting conditions. The units linked to non-market-based vesting conditions are fair valued by reference to the Group’s closing share price and the units linked to market-based vesting conditions are fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period are calculated assuming a GBM. For each simulation path, the payoff amount of the awards is calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate. Inputs related to the calculation of the fair value of PSUs include leveraging an implied volatility, a peer group historical average volatility, a risk free rate, a simulation term, a dividend yield, and multiple simulation iterations.
Recent accounting pronouncements
Certain new accounting standards and interpretations have been issued by the IASB but are not yet effective for the December 31, 2023 reporting period and have not been early adopted by Polestar. These standards are not expected to have a material impact on Polestar’s Consolidated Financial Statements in current or future reporting periods. Refer to Note 2 - Significant accounting policies and judgements in the accompanying Consolidated Financial Statements for information on the new standards.
Quantitative and qualitative disclosures about market risk
Polestar is exposed to certain market risks in the ordinary course of business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, and liquidity risk. Refer to Note 3 - Financial risk management in the accompanying Consolidated Financial Statements for detailed discussion of these risks and sensitivity analyses.
Foreign currency exchange risk
The global nature of Polestar’s business exposes cash flows to risks arising from fluctuations in exchange rates. Relative changes in the currency rates have a direct impact on Polestar’s operating income, finance income, finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. The Group performed a sensitivity analysis examining the potential impact of a change in foreign exchange rates on loss before income taxes. The analysis was performed by varying a 10% change in foreign exchange rates as of December 31, 2023. The Group was primarily exposed to changes in CNY/SEK, GBP/SEK, and USD/SEK foreign exchange rates, resulting in exposures to loss before income taxes of $14.2 million, $10.6 million, and $3.2 million, respectively. The Group does not currently utilize hedging arrangements to mitigate the impact of currency exchange rate fluctuations for the business operations. Polestar continually assesses its exposure to exchange rate risks and will continue to explore mitigating arrangements.
Translation exposure risk
Currency translation risk arises from the consolidation of foreign subsidiaries that maintain net assets denominated in functional currencies other than USD (i.e., the functional currency of the Former Parent). At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Such currency effect is recorded in the Consolidated Statement of Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the SEK, EUR, CNY, and GBP.
Transaction exposure risk
Currency transaction risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Polestar entity. Primarily, Polestar is exposed to currency transaction risk in entities with SEK and CNY as the functional currency. The primary risks in these entities are CNY/SEK, GBP/SEK, and USD/SEK due to trade receivables, trade payables and short-term credit facilities.

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
Interest rate risk
Polestar’s main interest rate risk arises from short-term Liabilities to credit institutions with variable rates, which exposes Polestar to cash flow interest rate risk. As of December 31, 2023 and 2022, the nominal amount of liabilities to credit institutions with floating interest rates was $1,923.8 million and $819.4 million, respectively. Polestar closely monitors the effects of changes in the interest rates on its interest rate risk exposures. The Group performed a sensitivity analysis examining the effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. The analysis resulted in a fluctuation on profit or loss of $10.0 million as of December 31, 2023. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. Polestar currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.
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
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar will incur losses as a result of non-payment by counterparties related to Polestar’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar also considers the credit risk assessment of Polestar’s counterparties by the capital markets and priority is placed on high creditworthiness and balanced risk diversification. The rating of financial counterparties used during the years ended December 31, 2023, 2022 and 2021 were in the range of BBB to A+.
Operational credit risk
Operational credit risk arises from Trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to Polestar. Polestar’s Trade receivables mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from Trade receivables encompasses the default risk of customers. Polestar evaluates for concentrations of credit risk at the customer level based on the outstanding Trade receivables balance of each respective customer account. As of December 31, 2023, two unrelated parties accounted for $23,635 (13%), and $19,205 (10%) of the Group's total Trade receivables (i.e., Trade receivables plus Trade receivables - related parties). As of December 31, 2022, an unrelated party accounted for $26,649 (13%) of Polestar’s total Trade receivables. Historically, Polestar has not incurred any losses from these customers, and it does not have any contractual right to off-set its payables and receivables.
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
Trade payables with related parties represent working capital arrangements under which Polestar’s liquidity needs are highly dependent on the continued flexible payment terms offered to Polestar by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 27 - Related party transactions in the accompanying Consolidated Financial Statements for additional information on these arrangements.
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
As of December 31, 2023 and 2022, Polestar held Cash and cash equivalents of $768.9 million and $973.9 million, respectively, that were available for managing liquidity risk. Polestar entered into short-term financing arrangements with credit institutions to enhance short term liquidity and financing needs. Refer to Note 25 - Liabilities to credit institutions in the accompanying Consolidated

Financial Statements for further details on short-term borrowings. Polestar’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
The directors and executive officers of Polestar are as follows:

Name	Age	Title
Håkan Samuelsson	73	Director (Chairman)
Thomas Ingenlath	60	Chief Executive Officer and Director
Per Ansgar	61	Chief Financial Officer
Carla De Geyseleer	56	Director
Karen C. Francis	61	Director
Donghui (Daniel) Li	54	Director
Dr. Karl-Thomas Neumann	63	Director
David Richter	56	Director
James (Jim) Rowan	58	Director
Prof. Dr.hc Winfried Vahland	67	Director
Zhe (David) Wei	53	Director
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
Per Ansgar joined Polestar as its Chief Financial Officer in January 2024 from Geely Sweden Holdings AB, where he served as Chief Financial Officer from June 2023 to January 2024. Previously, he served as Deputy CFO of Volvo Cars from May 2021 to May 2023. Mr. Ansgar brings close to 30 years of experience in the automotive industry, including key financial controlling positions within Volvo Cars. Among other positions within Volvo Cars, Mr. Ansgar served as CFO of Volvo Cars China from September 2010 to January 2013, and Head of Group Reporting Controlling from February 20219 to May 2021. Mr. Ansgar holds a Masters in Industrial Engineering and Management from Linköping University of Technology.
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
Karen C. Francis has served on the Board since June 2022. Ms. Francis has served as the Chair of the board of directors of Vontier Corporation (NYSE: VNT) (“Vontier”), a spinoff from Fortive Corporation focused on mobility and transportation businesses, since its spin-off in 2020. She also serves as a member of the Compensation & Management Development Committee for Vontier. Ms. Francis has also served as director of TuSimple Holdings Inc. (NASDAQ: TSP) from December 2020 to November 2022, where she also served on the Audit and Compensation Committees. Additionally, since July 2021, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave since August 2018, Nauto since April 2016 and Wind River from July 2019 to December 2022. Furthermore, Ms. Francis has also served as Chair of the board of directors of CelLink Corporation since October 2021. Recently, from March 2021 to November 2021, Ms. Francis served on the Board and as Audit Chair of Reinvent Technology Partners Y (NASDAQ: RTPYU), which merged with Aurora Innovation, Inc. From December 2016 to November 2019, Ms. Francis also served on the board of directors of Telenav, Inc. (NASDAQ: TNAV), where she served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to joining Telenav, Inc., Ms. Francis served as a director of The Hanover Insurance Group, Inc. (NYSE: THG) from May 2014 to May 2017 and AutoNation, Inc. (NYSE: AN) from February 2016 to April 2018. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division.
The Company believes that Ms. Francis is qualified to serve on the Board based on her significant experience in the automotive sector, her knowledge in corporate governance and her track record of successfully building companies and businesses across multiple industries.
Donghui (Daniel) Li has served on the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Li serves as the Chief Executive Officer of Geely since November 2020. Mr. Li joined Geely in April 2011 as Vice President and Chief Financial Officer and has served as a director of Geely since November 2011. From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175) and from June 2016 to November 2020, he served as Executive Vice President and Chief Financial Officer of Geely. In April 2012, Mr. Li was appointed as a director of Volvo Cars. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). Mr. Li has also served as a chairman of Group Lotus and a director of Proton Holdings since September 2017. Mr. Li has been the Chairman of the Board of Lotus Technology since November 2021. Lotus Technology was listed on Nasdaq in February 2024 (Nasdaq: LOT). From September 2018 to March 2021, Mr. Li has served as chairman of Saxo Bank and he continues to serve as a director of Saxo Bank after March 2021. Mr. Li also serves as chairman of LEVC Global since April 2021. In July 2023, he was also appointed as Geely’s nominated shareholder representative Non-executive Director of Aston Martin Lagonda Global Holdings plc. Mr. Li holds an MBA degree from the Indiana University Kelley School of Business and graduated from the Beijing Institute of Machinery with a Master’s degree in management engineering (with a focus on financial management). He also holds a Bachelor’s degree in philosophy from China Renmin University.
The Company believes that Mr. Li is qualified to serve on the Board based on his significant executive experience in the automotive sector and his experience in operational management in China.
Dr. Karl-Thomas Neumann has served on the Board since June 2022. Dr. Neumann joined the Former Parent Board in February 2022. Dr. Neumann is the Chief Executive Officer and Founder of KTN Investment and Consulting since March 2018. He also serves as a director of indie Semiconductor, Inc. since June 2021 and as a director of South Korea based Hyundai-Mobis since March 2019, and as a member of the Advisory Board of SK-On since February 2024. From April 2018 to June 2019, Dr. Neumann held a management position at Canoo Inc., an electric vehicles company, where his responsibilities included technology and marketing. From March 2013 to March 2018, he was Executive Vice President & President Europe for General Motors Company, where he was also a member of the GM Executive Committee. Dr. Neumann was previously with Volkswagen AG, where he was Chief Executive Officer and Vice President of Volkswagen Group China in Beijing from September 2010 to August 2012. Prior to this position, he held a number of management positions at Volkswagen, beginning in 1999 as Head of Research and Director of Electronics Strategy. From 2004 to 2009, Dr. Neumann was a member of the Executive Board at German automotive supplier Continental AG, responsible for the Automotive Systems Division. From August 2008 to September 2009, he was Chairman of the Executive Board of Continental AG. In December 2009, Dr. Neumann returned to Volkswagen AG and took over company-wide responsibility for electric propulsion. Dr. Neumann began his professional career at the Fraunhofer Institute as a research engineer before moving to Motorola Semiconductor, where he worked as an engineer and strategy director responsible for the automobile industry. Dr. Neumann holds a Ph.D. in Microelectronics from the University of Duisburg, as well as a diploma in Electrical Engineering from the University of Dortmund.

The Company believes that Dr. Neumann is qualified to serve on the Board based on his significant executive experience in the automotive sector.
David Richter has served on the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Richter has wide experience at high-growth technology companies, including leading business development, corporate development, legal, finance and product teams. Mr. Richter has been the Vice President of Business and Corporate Development at DoorDash, Inc. (NYSE: DASH) since July 2021. He has also represented DoorDash on the Board of Flink SE since 2023 and Yassir EURL since 2022. Prior to joining DoorDash, Inc, he worked at Lime from October 2018 to July 2020. He also held the position of Vice President, Global Head of Business and Corporate Development, at Uber Technologies, Inc. (“Uber”) (NYSE: UBER) from June 2017 through May 2018, leading the business development, corporate development and experiential marketing teams. Mr. Richter first joined Uber in January 2014 as Vice President, Strategic Initiatives. While at Uber, Mr. Richter was also a member of the Executive Leadership Team reporting to the Chief Executive Officer. Mr. Richter holds a J.D. from Yale Law School and a B.A. from Cornell University.
The Company believes that Mr. Richter is qualified to serve on the Board based on his significant experience in the fast-moving shared mobility industry and as a business development and start-up executive.
James (Jim) Rowan has served on the Board since June 2022. Mr. Rowan joined Volvo Cars as its Chief Executive Officer in March 2022. Prior to his role at Volvo Cars, Mr. Rowan worked with Ember Technologies, Inc. as a director and its Chief Executive Officer from February 2021 to March 2022. Previously, Mr. Rowan served at Dyson as Chief Operating Officer from August 2012 to September 2017, Chief Executive Officer from September 2017 to April 2020 and as a director from August 2012 to July 2020. Mr. Rowan also served as the Chief Operating Officer of BlackBerry (NYSE: BB) from December 2007 to August 2012, Executive Vice President at Celestica from January 2005 to October 2007 and Vice President of Operations at Flex from February 1998 to January 2005. Mr. Rowan also serves as a member of the Shareholders’ Committee of Henkel AG since April 2021. He has also served on the board of Lynk & Co since March 2022. Mr. Rowan was a senior advisor to the global investment firm KKR & Co. Inc. (NYSE: KKR) between November 2020 and February 2022. He was the Chairman of Sydrogen from August 2021 to February 2022, a director at PCH International from August 2020 to February 2022, and a director at Nanofilm Technologies International Limited from October 2020 to February 2022. Earlier in his career, Mr. Rowan also held senior management positions at International Components Corporation and was the founder of Electroconnect, a specialist contract electronics manufacturer, which was acquired by Prestwick Holdings in 1992. Mr. Rowan holds a Master’s degree in Business with specializations in supply chain management and logistics. Mr. Rowan also holds certifications from Glasgow College of Technology and Glasgow Caledonian University, including a Mechanical Engineering Apprenticeship, as well as an HNC in Mechanical and Production Engineering and an ONC in Electrical & Electronics Engineering.
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
Prof. Dr.hc Winfried Vahland has served on the Board since January 2024. Prof. Dr.hc Winfried Vahland has 40 years of broad and international experience in the automotive industry, beginning his career at Adam Opel AG in 1984 and spending 25 years holding various executive positions withing the Volkswagen Group from 1990, with his most recent position serving as CEO of Škoda from 2010 to 2015. Prof. Dr.hc Vahland served on the Volvo Cars Board from 2019 to 2024, and currently serves as Honorary Chairman of the Supervisory Board of EuroCar AG., as well as a Member of the Supervisory Board of Proton Holdings Berhad and Vibracoustic SE. He also served as Chairman of the supervisory board of Eldor Corporation S.p.A from 2016 to 2023. Prof. Dr.hc. Vahland holds a Master’s Degree in Mechanical Engineering and Business Administration from Technical University THD Darmstadt, Germany, and a Master's of Business Administration from GMI Engineering & Management Institute, Michigan, United States. He was deemed an honorary doctor in Mechanical Engineering by the Dalian University of Technology in China, and in Economics by the University of Economics in Prague, Czech Republic.
The Company believes that Prof. Dr.hc Vahland is qualified to serve on the Board based on his significant experience in the automotive industry.
Board Diversity

Board Diversity Matrix (As of December 31, 2023)

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
B. Executive Officer and Director Compensation
Compensation of Polestar’s Key Management and Directors
The aggregate amount of compensation, including cash, equity awards and other benefits the Company’s executive officers (Thomas Ingenlath, Polestar's Chief Executive Officer, Johan Malmqvist, Polestar's former Chief Financial Officer, and Dennis Nobelius, Polestar's former Chief Operating Officer) received from Polestar for the year ended December 31, 2023 was approximately SEK 39,517,836 (or TUSD3,932). The compensation paid to Polestar’s executive officers in fiscal year 2023 consisted of base salary, short-term variable pay, equity awards and the value of pension benefits and other employee benefits.
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
For fiscal year 2023, the Polestar Bonus Program was based on the following four KPIs: (i) operational growth (retail deliveries); (ii) financial growth (EBIT); (iii) customer experience; and (iv) quality. After the conclusion of the fiscal year 2023 performance period on December 31, 2023, the Board determined that there will be no cash bonus payout for eligible employees, despite reaching some of the KPIs.

Performance Targets
Metric	Weighting	Threshold	On target	Maximum	Actual	% Vesting	% Of max bonus opportunity
Operational Growth	30%	75%	100%	200%	—%	—%	—%
Financial Growth	30%	75%	100%	200%	106.0%	106.0%	53.0%
Customer Experience	25%	75%	100%	200%	114%	114%	57%
Quality	15%	75%	100%	200%	200%	200%	100%

Total						9051%	4526%

	Financial measures (% of bonus achieved, max 100%)	Non-financial measures (% of bonus achieved, max 100%)	Total vesting percentage (%, max 100%)	Vesting amount as % of salary	Bonus amount (SEK)
Thomas Ingenlath	26.5%	78.5%	4526%	9051%	0*
* The board decided that there will be no cash bonus payout in 2023 bonus program due to the company’s financial performance. To support retention a one-time Share Based Retention Program will be introduced for all bonus eligible employees, including the CEO. A number of shares, corresponding to the employee’s bonus eligibility, will be granted with a twelve-month holding period.
Employee Agreements
During the last financial year, Messrs. Ingenlath, Malmqvist (former Chief Financial Officer) and Nobelius (former Chief Operating Officer) were each party to an employment agreement with Polestar. Mr. Ingenlath remains employed by Polestar to date, whilst Messrs. Malmqvist and Nobelius have left the Company. Pursuant to the employment agreements with Messrs. Ingenlath, Malmqvist and Nobelius, each such executive was eligible to receive an annual base salary and vacation pay and to participate in Polestar’s cash incentive programs (as described above). In addition, each executive is eligible to participate in Polestar’s company car scheme, with a portion of the cost borne by the executive, and to participate in collectively and contractually agreed pension and insurance benefit schemes and in accordance with Swedish law. Mr. Ingenlath, Mr. Nobelius and Mr. Malmqvist are entitled to health care insurance at the expense of Polestar. Mr. Malmqvist was also entitled to housing benefit during 2023.
Messrs. Ingenlath, Malmqvist and Nobelius were each subject to restrictive covenants under their employment agreements relating to assignment of intellectual property and confidentiality. In addition, Messrs. Ingenlath, Malmqvist and Nobelius were subject to restrictive covenants relating to non-competition, non-solicitation of customers and non-solicitation and non-hire of employees during the term of their employment. In the event Mr. Ingenlath, Malmqvist or Nobelius breaches any restrictive covenant under their respective employment agreements, they may owe liquidated damages to Polestar in respect of each such breach in an amount equal to six times their average monthly gross salary.
Messrs. Ingenlath, Malmqvist and Nobelius’ employment may be terminated by Polestar subject to 12 months’ notice and be terminated by the executive subject to six months’ notice. In the event of termination of employment by Polestar, Messrs. Ingenlath, Malmqvist and Nobelius are each entitled to severance pay equal to 12 times monthly base salary, payable in installments.

Health and Welfare and Retirement Benefits
Throughout the last financial year, Messrs. Ingenlath, Malmqvist and Nobelius were entitled to certain health and welfare insurances pursuant to the Swedish collective bargaining agreement Teknikavtalet between Teknikarbetsgivarna and Unionen, Sveriges Ingenjörer and Ledarna, including disability and life insurances. They were also entitled to receive Executive Management Health Care Insurance, and travel insurance.
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
Messrs. Malmqvist and Nobelius were covered by the defined contribution pension plan (ITP 1) as per the Swedish collectively agreed “Avtal om ITP och TGL,” and the VFF pension (Volvo Företagspension), a defined contribution pension scheme.
Mr. Ingenlath is covered by the defined benefit pension plan (ITP 2) as per the Swedish collectively agreed “Avtal om ITP och TGL” and the Volvo Management Pension (VMP), a supplementary pension plan.
The defined benefit pension plan (i.e. the ITP 2 pension plan) through the Swedish ITP collective bargaining agreement is a final salary-based plan, and is funded through regular insurance payments. This plan is secured with the mutual insurance company Alecta, and the portion secured through such insurance refers to a defined benefit plan that comprises several employers and is reported according to a pronouncement by the Swedish Financial Reporting Board, UFR 10. Polestar’s share of the total saving premiums for the ITP pension plan in Alecta as of December 31, 2023 amounted to 0.3190 per cent and Polestar’s share of the total number of active policy holders amounted to 0.0847 per cent. The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions, which do not conform to IAS 19, Employee Benefits ("IAS 19"). The collective funding ratio is normally allowed to vary between 125 and 175 per cent. At year-end 2023, the consolidation level amounts to 158 per cent (preliminary).
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
During the year ended December 31, 2023, the aggregate amount of Polestar’s non-employee directors’ compensation paid to or earned by such directors for service on the Board of the Company was approximately $1,890,000 in the form of a cash retainer for the performance of duties as a director. Polestar also reimbursed its non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings.
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
Eligible employees become participants in the Employee Stock Purchase Plan by enrolling and authorizing deductions (or contributions) from payroll prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the Employee Stock Purchase Plan. Employees who choose not to participate, are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
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
C. Board Practices
The Board is divided into three classes of directors, designated as “Class I,” “Class II” and “Class III.” The term of office of directors serving in Class I, consisting, per the year ended December 31, 2023, of Thomas Ingenlath, Daniel Li and David Richter, will expire at the Company’s 2026 annual general meeting. The term of office of directors serving in Class II, consisting, per the year ended December 31, 2023, of Carla De Geyseleer, Karl-Thomas Neumann and Håkan Samuelsson will expire at the Company’s 2024 annual general meeting. The term of office of directors serving in Class III, consisting, per the year ended December 31, 2023, of Karen Francis, Jim Rowan and David Wei, will expire at the Company’s 2025 annual general meeting. Directors will be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. Winfried Vahland joined the Board in January 2024 as a Class II Director whose first term will expire at the 2027 annual general meeting.
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
Director Independence
For the year ended December 31, 2023, Karen Francis, Carla De Geyseleer, Karl-Thomas Neumann, David Richter and David Wei qualified as independent, as defined under the listing rules of Nasdaq. Winfried Vahland also qualifies as an independent director.
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

Service Contracts of Directors
There are no service contracts between the Company and any of its current non-employee directors providing for benefits upon termination of their service. For a discussion of compensation, including post-termination benefits, of employee directors, see Item 6.B and the section titled “—Executive Officer and Director Compensation.”
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
D. Employees
As of December 31, 2023, the Company had more than 2,515 employees. The Company’s employees are mainly located in Sweden, China, UK and USA.
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
There was no erroneously awarded compensation that was required to be recovered pursuant to Polestar’s Compensation Clawback Policy during the fiscal year ended December 31, 2023. Our Compensation Clawback Policy is included as Exhibit 97.1 to this Annual Report.
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
The beneficial ownership of the Shares is based on 2,110,210,323 Shares issued and outstanding as of December 31, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The beneficial ownership percentage set forth below does not take into account (i) Earn Out Shares that might be issued and (ii) Class A Shares in the form of Class A ADSs that will vest pursuant to the Equity Plan and Employee Stock Purchase Plan.
Unless otherwise noted, the business address of each beneficial owner is Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden.

Name of Beneficial Owner	Number of Shares	Approximate Percentage of Outstanding Shares
Executive Officers and Directors:
Thomas Ingenlath	387,635(1)	*
Per Ansgar	164(2)
Håkan Samuelsson	1,135,982	*
Carla De Geyseleer	200,127(3)	*
Karen C. Francis	34,175(4)	*
Donghui (Daniel) Li	7,000	—
Dr. Karl-Thomas Neumann	15,190	—
David Richter	144,455	*
James Rowan	135,357	—
Prof. Dr.hc Winfried Vahland	1,846(5)	*
Zhe (David) Wei	24,900	—
All directors and executive officers as a group (eleven individuals)	2,086,831	*
Five Percent or More Holders:
Li Shufu(6)(7)	1,725,733,592	81.8%

*    Less than one percent.
(1)    Number of shares owned by Mr. Ingenlath. Additionally, Mr. Ingenlath has been granted 77,635 Restricted Stock Units as part of the Polestar At Listing share program, which have all vested (and are accounted for in the above table). Mr. Ingenlath has also been granted 315,060 Performance Stock Units as part of the Polestar Post Listing share program, which have not yet vested, as well as 848,143 Restricted Stock Units as part of the One-Time Share Based Retention Program, which have not yet vested.
(2)    Includes beneficial ownership of 164 Class A ADSs following the distribution from Volvo Cars.
(3)    Includes beneficial ownership of 3,377 Class A ADSs following the distribution from Volvo Cars.
(4) Includes Class A ADSs that Ms. Francis has purchased in connection with the March 2022 Sponsor Investment.
(5)    Includes beneficial ownership of 1,846 Class A ADSs following the distribution from Volvo Cars.
(6) Includes 778,121,162 Class A ADSs and 49,892,575 Class B ADSs for which PSD Investment Limited is the record holder. It also includes 380,322,995 Class A ADSs for which Snita is the record holder, 3,573,007 Class A ADSs for which Northpole GLY 1 LP is the record holder, 11,667,519 Class A ADSs for which GLY New Mobility 1. LP is the record holder, and 502,156,334 Class A ADSs for which Geely Sweden Automotive Investment B.V. is the record holder. On November 22, 2023, PSD Investment Limited entered into a facility agreement. As security for its obligations under this agreement, PSD Investment Limited pledged 828,013,737 Class B ADSs. Li Shufu controls PSD Investment Limited and directly or indirectly owns approximately 91.9% of equity interests in Geely, which owns approximately 78.7% of equity interests in Volvo Cars and approximately 86.0% of GLy Capital Management Partners (Cayman) Limited. GLy Capital Management Partners (Cayman) Limited controls Northpole GLY GPI, GLY New Mobility GP1 and Northpole GLY GP1, the general partners of Northpole GLY 1 LP, GLY New Mobility 1. LP and Northpole GLY 2 LP, respectively. Consequently, since voting and dispositive decisions with respect to such securities are ultimately made by Li Shufu, he is deemed to have beneficial ownership over 1,725,733,592 Class A ADSs, assuming the conversion of all Class B ADSs into Class A ADSs. Li Shufu disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein. The business address of Li Shufu and Former Parent is 13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong and the business address of Snita is Stationswerg 2, 4153 RD Beesd, Netherlands.
(7) Volvo Cars distributed 62.7% of Volvo Cars’ shareholding in Polestar. Volvo Cars’ shareholding in Polestar is approximately 18.0% of Polestar’s total outstanding shares, with 380,322,995 Class A ADSs. PSD Investment Limited continues to have an ownership stake of approximately 39.2%, with 778,121,162 Class A ADSs and 49,892,575 Class B ADSs. Geely Sweden Automotive Investment B.V., an affiliate of Geely, now holds an ownership stake of approximately 23.8%, with 502,156,334 Class A ADSs.
Holders
As of December 31, 2023, Polestar had approximately 87 shareholders of record for its Class A ADSs, two shareholders of record for its Class B ADSs and three shareholders of record for its Class C ADSs. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street names by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.
B. Related Party Transactions
The agreement descriptions set forth below do not purport to be complete and are qualified in their entirety by the terms and conditions of the agreements filed as exhibits to this Report.
Business Combination Related Agreements
PIPE Subscription Agreements
On September 27, 2021, GGI and the Company entered into the Initial PIPE Subscription Agreements with the Initial PIPE Investors, pursuant to which the Initial PIPE Investors purchased an aggregate of 7,425,742 Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share in a private placement, for an aggregate amount of USD 67,500,000. As a result of the December PIPE Subscription Agreements and the March 2022 PIPE Subscription Agreements, Polestar sold an aggregate of 25,423,445 Class A ADSs for an aggregate amount of USD 238,826,000 to the Initial PIPE Investors, December PIPE Investors and March 2022 PIPE Investors. The December PIPE Subscription Agreements and the March 2022 PIPE Subscription Agreements are substantially similar to the Initial PIPE Subscription Agreements, except with regard to purchase price.
As a result of the December PIPE Assignment and the March 2022 PIPE Assignments, the aggregate investment amount and number of Class A ADSs purchased pursuant to the Subscription Agreements remained unchanged.
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
Sponsor Subscription Agreement
On September 27, 2021, GGI and the Company entered into the Sponsor Subscription Agreement with the GGI Sponsor, pursuant to which, the GGI Sponsor purchased 9,075,908 Class A Shares in the form of Class A ADSs for a purchase price of $9.09 per share on the Business Combination Closing Date, for an aggregate investment of USD 82,500,000. Pursuant to the Sponsor Subscription Agreement, the GGI Sponsor had the right to assign its commitment to purchase the Class A ADSs under the Sponsor Subscription Agreement in advance of the Business Combination Closing. As a result of the assignments pursuant to the December Sponsor Subscription Agreement and the March 2022 Sponsor Subscription Agreement, and following the purchase by an affiliate of Sponsor of 891,209 Class A ADSs for a purchase price of $9.09 per Class A ADS on the Business Combination Closing Date, for an aggregate investment of USD 8,101,000 GGI Sponsor ultimately assigned its commitment under the Sponsor Subscription Agreement to other parties. The Sponsor Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except that the GGI Sponsor had the right to assign its commitment to acquire the Class A ADSs to be purchased under the Sponsor Subscription Agreement in advance of the Business Combination Closing.
Volvo Cars PIPE Subscription Agreement
On September 27, 2021, GGI and the Company entered into the Volvo Cars PIPE Subscription Agreement with Snita, a corporation organized under the laws of Netherlands and a wholly owned indirect subsidiary of Volvo Cars, pursuant to which Snita purchased 10,000,000 Class A Shares in the form of Class A ADSs for a purchase price of $10.00 per share on the Business Combination Closing Date. Pursuant to the Volvo Cars PIPE Subscription Agreement, Snita had the right to assign its commitment to purchase the Class A ADSs under the Volvo Cars PIPE Subscription Agreement in advance of the Business Combination Closing. As a result of the assignments pursuant to the December Volvo Cars PIPE Subscription Agreement and the March Volvo Cars PIPE Subscription Agreement, Volvo Cars via its subsidiary Snita ultimately purchased 1,117,390 Class A ADSs for a purchase price of $10 per Class A ADS on the Business Combination Closing Date, for an aggregate investment of USD 11,174,000. The Volvo Cars PIPE Subscription Agreement is substantially similar to the Initial PIPE Subscription Agreements, except with regards to purchase price.
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
Registration Rights Agreement
On September 27, 2021, the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI entered into a Registration Rights Agreement, which was amended by the Registration Rights Agreement Amendment No. 1 to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements and further amended by the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect the Amendment No. 2 to the Business Combination Agreement and the March 2022 PIPE Subscription Agreements, which provides customary demand and piggyback registration rights. On December 17, 2021, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements. On March 24, 2022, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect the Amendment No. 2 to the Business Combination Agreement and the March 2022 PIPE Subscription Agreements. Pursuant to the Registration Rights Agreement, the Company filed the Shelf Registration Statement. On April 26, 2023, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment No. 3 to provide for any Conversion Shares issuable upon conversion of part or all of any loans outstanding under the Snita Term Loan Facility to fall within the definition of Registrable Security.
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
Company Relationships and Related Party Transactions
Agreements with Volvo Cars and Geely
The Snita Term Loan Facility provides a credit facility of up to USD 1 billion with a term ending on June 20, 2027. The facility is denominated in U.S. dollars and is available for general corporate purposes. The interest rate applicable to borrowings under the facility is Term SOFR (as described in the facility and subject to a zero floor) plus 4.97%. The interest period of the facility is 6 months and default interest is calculated as an additional 1% on the overdue amount. The facility is required to be repaid on the final termination date, subject to Snita exercising an option to convert all or part of the loan into shares of the Company in connection with a QEO at the QEO Conversion Price (such shares, the “Conversion Shares”). A “QEO” refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of the Company, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The “QEO Conversion Price” refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the facility). The Company may not reborrow any part of the Snita Term Loan Facility which has been repaid. The Company’s obligations under the facility are not guaranteed or secured. The facility contains customary negative covenants, including, but not limited to, restrictions on the Company’s ability to make certain acquisitions, loans and guarantees. The facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management. The facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications. The facility provides that, upon the occurrence of certain events of default, the Company’s obligations thereunder may be accelerated. Such events of default include payment defaults to Snita thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors’ process affecting assets over a certain minimum amount, and other customary events of default. The facility is governed by English law.

The Geely Term Loan Facility provides a credit facility of up to USD 250,000,000 with a term ending on June 20, 2027. The facility is denominated in U.S. dollars and is available for general corporate purposes. The interest rate applicable to borrowings under the facility is Term SOFR (as described in the facility and subject to a zero floor) plus 4.97%. The interest period of the facility is 6 months and default interest is calculated as an additional 1% on the overdue amount. The facility is required to be repaid on the final termination date, subject to Geely Sweden Automotive Investment AB exercising an option to convert all or part of the loan into shares of the Company in connection with a QEO at the QEO Conversion Price (such shares, the “Conversion Shares”). A “QEO” refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of the Company, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The “QEO Conversion Price” refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the facility). The Company may not re-borrow any part of the Geely Term Loan Facility which has been repaid. The Company’s obligations under the facility are not guaranteed or secured. The facility contains customary negative covenants, including, but not limited to, restrictions on the Company’s ability to make certain acquisitions, loans and guarantees. The facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management. The facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications. The facility provides that, upon the occurrence of certain events of default, the Company’s obligations thereunder may be accelerated. Such events of default include payment defaults to Geely Sweden Automotive Investment AB thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors’ process affecting assets over a certain minimum amount, and other customary events of default. The facility is governed by English law.
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

Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with technical support to dealers or workshops who are repairing, maintaining and/or servicing Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account a base price (the full cost of the forecasted number of hours multiplied by the hourly rate) and an excess case price (the cost per case over and above the capacity of the number of forecasted hours covered by the base price charge). The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 6 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Cars.
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
Finance Cooperation Agreement, dated as of May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited. Under this agreement, Volvo Car Financial Services UK Limited (i) provides financing to Polestar Automotive UK Limited to enable Polestar Automotive UK Limited to purchase Polestar vehicles, (ii) markets and sells retail finance arrangements to customers in accordance with the terms of the agreement and (iii) agrees to develop and operate a technical infrastructure to be used to market and sell such financial arrangements. Should Polestar Automotive UK Limited be interested in additional financing services not included in the “Services” (as defined in the agreement), it promises to use its best endeavors to engage Volvo Car Financial Services UK Limited as their financial partner for such services. The agreement continues in effect until the third anniversary of when the Services commenced. After such initial term, the agreement automatically continues in effect for subsequent terms of 36 months unless one of the parties provides a written termination notice to the other at least six months prior to the expiration of the original term or any subsequent 36 month extension term. In addition, Polestar Automotive UK Limited and Volvo Car Financial Services UK Limited each have certain termination rights as described in the agreement. Further, if certain severe market disruptions occur, Volvo Car Financial Services UK Limited has the right to unilaterally revise any of the commercial terms of the agreement. Volvo Car Financial Services UK Limited also has the right to revise the commercial terms of the agreement once every 12 months should a “Trigger Event” (as defined in the agreement) occur.
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
Service Agreement, effective as of January 1, 2021, between Polestar Automotive (Chongqing) Co. Ltd., as seller, and Asia Europe New Energy Vehicle (Chongqing) Co., Ltd, as buyer, for launch services for the preparation of manufacturing of Polestar branded vehicle in Chongqing. The agreement is valid until start of production. The price for the services is based on applying the arm's length principle using hourly rates (cost-plus method).The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Service Agreement PX2 Development Services, dated as of November 29, 2023, between Polestar Performance AB, Wuxi InfiMotion Propulsion Technology Co., Ltd, InfiMotion Technology Europe AB, and Polestar Automotive China Distribution Co., Ltd. is a service agreement under which Wuxi InfiMotion Propulsion Technology Co., Ltd and InfiMotion Technology Europe AB develops and assigns certain technology as well as tooling. The agreement remains in effect until terminated in accordance with the terms of the agreement or service completed. The agreement may be terminated by either party with 30 days written notice in the event of a material breach that has not been remedied within a certain amount of time or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Termination Agreement, dated as of March 20, 2023, between Polestar Performance AB, Polestar Automotive China Distribution Co., Ltd., and Wuxi InfiMotion Propulsion Technology Co., Ltd., is a termination agreement cancelling and settling of remaining cost related to a development project.
Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd, the seller, and Chengdu Jisu New Energy Vehicle Co., Ltd., a subsidiary of Geely, the purchaser, governs the sale of Polestar unique tooling and equipment and Polestar unique vendor tooling (the ‘Transferred Assets' as defined in the agreement, for production of Polestar 3 in Volvo Car Corporation's plant in Chengdu, China. The ownership and title of the Transferred Assets will be transferred from Polestar Automotive China Distribution Co., Ltd to Chengdu Jisu New Energy Vehicle Co., Ltd upon full payment by Polestar to third party vendors. The agreement remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Technology License Agreement, dated as of September 28, 2023, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB, governs the license of certain technology for Polestar branded vehicles. These agreements remain in force and effect during the validity of the licensed intellectual property included in the license granted under the agreement. The agreements may be terminated within 30 days of written notice for breach that is unable to be remedied, or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Contract for the Transfer of 100% of the Shares of Polestar New Energy Vehicle Co., Ltd., dated July 5, 2023, by and among Polestar (China) Group Co., Ltd., as seller, Zhejiang Geely Property Investment Holding Co. Ltd., as buyer, and Polestar New Energy Vehicle Co., Ltd., as target, governs the sale of all of the issued and outstanding shares of Polestar New Energy Vehicle Co., Ltd. for two installment payments by the buyer, with closing to occur after the completion of customary closing conditions.
Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory is an agreement governing the manufacturing of Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Automotive China Distribution Co., Ltd.’s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within forty-five (45) days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Automotive China Distribution Co., Ltd. discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Automotive China Distribution Co., Ltd. must pay certain exit costs.
Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation is an agreement governing the manufacturing of Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB’s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within 45 days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Performance AB discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Amendment Agreement no 2, dated December 1, 2023 to Prototype Supply Agreement, effective as of July 1, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB, Polestar Automotive (Chongqing) Co., Ltd, Polestar Automotive (China) Distribution Co., Ltd. and Polestar Automotive (China) R&D Branch, governs Polestar Performance AB’s, Polestar Automotive (China) Distribution Co., Ltd's and Polestar Automotive (China) Distribution Co., Ltd R&D Branch's purchase of “Prototypes” (as defined in the agreement), which Polestar Performance AB and Polestar Automotive China Co., Ltd and its R&D Branch use for research and development activities, from Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd. The price for the “Prototypes” is determined based on arm’s length terms applying the cost plus method. The agreement remains in effect until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach, or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB, is a service agreement in relation to research and development services for the Polestar 5 provided by Zhejiang ZEEKR Automobile Research & Development Co., Ltd to Polestar Performance AB. The agreement remains in effect, unless terminated in accordance with agreement, during the performance of the services. Either party may terminate with immediate effect in the event of material breach which has not been remedied within 30 days from written notice or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to cancel the services performed for convenience upon 60 days’ written notice.
Three Parties Agreement, dated as of November 30, 2023, between Polestar Performance AB, Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Technology (Zhongshan) Co., Ltd. is an amendment to the Service Agreement, Vehicle Development Agreement, dated December 28, 2021, between Polestar Performance AB and Ningbo Geely Automobile Research & Development Co. Ltd. related to certain change to the development scope. This agreement has further been amended on July 16, 2024.
Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd, regards the sale of certain tangible and intangible assets. The price of the assets is based on an external valuation.
Supplementary Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd, regards the sale of certain tangible and intangible assets in addition to the main APA. The price of the assets is based on an external valuation.
Brand License Agreement, dated as of November 14, 2023, between Polestar Performance AB and Polestar Technology (Shaoxing) Co., Ltd, governs the license of the Polestar brand within the People's Republic of China. The agreement may be terminated within 60 days of written notice for breach that is unable to be remedied, or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Vehicle Sale and Purchase Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd. Shanghai Polestar Shida Automotive Distribution Co., Ltd., and Polestar Technology (Zhongshan) Co., Ltd., is an agreement governing the sale and purchase of Polestar 4 within the People's Republic of China. The vehicles are priced based on their full cost of production, including Polestar Automotive China Distribution Co., Ltd.’s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are subject to review and amendment on a monthly basis. The agreement terminates by mutual written agreement by all parties but no later than the execution of the Distribution Agreement.
Transitional Service Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd, and Polestar Technology (Shaoxing) Co., Ltd, is a service agreement under which Polestar Automotive China Distribution Co., Ltd. provide certain transitional services (including but not limited to sales, brand and marketing, PR, digital, customer experiences, finance, legal, logistic and quality, etc.). The agreement remains in effect until terminated in accordance with the terms of the agreement or service completed or when the agreement is replaced with specific Operational Service Agreement. The agreement may be terminated by either party with 30 days written notice in the event of a material breach that has not been remedied within a certain amount of time, or if the other party becomes insolvent or is contemplating or enters bankruptcy.

Spare Part Supply Agreement, effective date as of June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd., is a supply agreement under which Lynk & Co Automobile Sales Co., Ltd. supply spare parts to Volvo Car Distribution (Shanghai) Co., Ltd. for further global distribution and sale of spare parts by Volvo Cars. The price of the spare parts is based on production cost and/or acquisition price from sub-tier suppliers plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. In conjunction with the Spare Part Supply Agreement, Polestar Performance AB, Volvo Car Distribution (Shanghai) Co., Ltd and Lynk & Co Automobile Sales Co., Ltd has entered into Commitment Letter, dated July 26, 2024, where Volvo Car Distribution (Shanghai) Co., Ltd, commits to certain terms in the Spare Part Supply Temporary Agreement entered into between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd., based on Volvo Car Distribution (Shanghai) Co., Ltd purchasing the spare parts and will handle the global distribution for Polestar Performance AB.
VP, TT and PP Vehicle Supply Agreement (China), dated February 1, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory is a supply agreement under which Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and sells pre-series vehicles to Polestar Automotive China Distribution Co., Ltd. The vehicle price is based on actual production cost plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co., Ltd has the right to termination for convenience within 60 days of written notice.
TT and PP Vehicle Supply Agreement (Export), dated as of February 19, 2024, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation is a supply agreement under which Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and sells pre-series vehicles to Polestar Performance AB. The vehicle price is based on actual production cost plus an arm's length markup. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to terminate for convenience within 60 days of written notice.
Amendment Agreement No 1 of VP, TT and PP Vehicle Supply Agreement (China), dated April 11, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, is a supply agreement under which Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and sells pre-series vehicles to Polestar Automotive China Distribution Co., Ltd. The vehicle price is based on actual production cost plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co., Ltd has the right to terminate for convenience within 60 days of written notice.
Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Ningbo Geely Automotive Research and Development CO., LTD. is regarding the sale of certain prototypes. The price of the prototypes is based on production cost plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party and the right to terminate for convenience within 60 days of written notice.
Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Wuhan Lotus Cars Co., Ltd. is regarding the sale of certain prototypes. The price of the prototype s is based on production cost a plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party and the right to terminate for convenience within 60 days of written notice.
Tooling and Equipment Sale and Purchase Agreement, dated September 11, 2023, between Polestar Automotive China Distribution Co. Ltd. and Wuhan Lotus Cars Co., Ltd. regards the sale of certain tooling and equipment. The price of the tooling and equipment is based on production cost plus an arm's length markup. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party and in case the transfer of the associated know-how of the Tooling entered into between Polestar Performance AB and the Wuhan Lotus Cars Co. Ltd. dated September 25, 2023, is terminated .
Know How Transfer Agreement, dated as of September 25, 2023, between Polestar Performance AB and Wuhan Lotus Cars Co., Ltd. regards the sale of certain know-how. The price of the know-how is based on development cost plus an arm's length markup. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party and in case the Know How Transfer Agreement regarding the transfer of the associated know-how of the tooling entered into between Polestar Performance AB and Wuhan Lotus Cars Co. Ltd. dated as of September 11, 2023, is terminated.
Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd, is a framework agreement governing the project of localization and manufacturing of Polestar 4 at the manufacturing plant in Busan Korea. The Framework Agreement sets the framework for inter alia the localization, production and supply of Polestar Vehicles in the Plant, as well as the financial arrangements agreed between the Parties. The cooperation will be further detailed in different agreements for the different functions and phases of the Project. The Agreement becomes effective on the date of signature and remains in full effect until the first anniversary after the End of Production, unless mutually terminated by the Parties. Either party may terminate immediately due to breach which has not been remedied within sixty (60) days from written notice or insolvency by the other party. The Framework also regulates the principles for cross-termination if any of the project agreements needs to be terminated due to material breach by any of the Parties.
Service Agreement, dated as of January 8, 2024, between Volvo Car Corporation and Polestar Performance AB is a service agreement in relation to R&D, manufacturing engineering, logistic engineering and procurement services provided by Volvo Car Corporation and its affiliates for the preparation for manufacturing of Polestar 3 in a Volvo owned plant in Charleston. The service fee is charged per hour at an arm´s length hourly rate. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted to Polestar Performance AB. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to cancel the services for convenience upon 90 days’ written notice.
Service Agreement, dated as of January 8, 2024, between Volvo Cars Technology (Shanghai) Co,.Ltd and Polestar Performance AB is a service agreement in relation to manufacturing engineering, logistic engineering and procurement services provided by Volvo Cars Technology (Shanghai) Co,.Ltd for the preparation for manufacturing of Polestar 3 in a Volvo owned plant in Charleston. The service fee is charged per hour at an arm´s length hourly rate. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted to Polestar Performance AB. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to cancel the services for convenience upon 90 days’ written notice.
Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation is an agreement governing the Polestar 3 project and the overall responsibility and co-ordinating role for Volvo Car Corporation for the complete Polestar 3 vehicle and related deliveries made by Volvo Car Corporation and its affiliates including some core collaboration principles.
Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing is an agreement governing the manufacturing of Polestar 3 at the manufacturing plant in Chengdu. Under the agreement, Zhejiang Haoqing Automobile Manufacturing Co. Ltd. Chengdu Branch Zhejiang Haoqing and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd Ltd. manufacture and assemble the vehicle and sell the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Automotive China Distribution (Taizhou) Co., Ltd.’s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Automotive China Distribution (Taizhou) Co., Ltd. discontinues having vehicles produced at the Chengdu plant under the agreement prior to its termination, Polestar Automotive China Distribution (Taizhou) Co., Ltd. must pay certain exit costs.
Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. is an agreement governing the manufacturing of Polestar 3 at the manufacturing plant in Chengdu. Under the agreement, Zhejiang Haoqing Automobile Manufacturing Co. Ltd. Chengdu Branch Zhejiang Haoqing and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd Ltd. manufacture and assemble the vehicle and sell the completed product to Polestar Performance AB. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB’s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Performance AB discontinues having vehicles produced at the Chengdu plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Launch Vehicle Supply Agreement, effective as of May 17, 2023, between Volvo Car Corporation and Polestar Performance AB is a supply agreement under which Volvo Car Corporation manufactures and sells pre-series vehicles to Polestar Performance AB. The vehicle price is based on actual production cost plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to terminate for convenience within 60 days written notice.
Payment Agreement, dated March 29, 2023, between Volvo Car Corporation and Polestar Performance AB is an agreement in relation to the sharing of compensation for GHG emission credits jointly generated by Polestar and Volvo Cars and traded to a third party.
Amendment Agreement No 1, dated as of March 22, 2023, of Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. is a service agreement under which Volvo Car Corporation provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co., Ltd has the right to terminate for convenience within 30 days written notice and Volvo Car Corporation has the right to terminate for convenience within 60 days written notice.
Amendment Agreement No 1, dated as of March 22, 2023, of Service Agreement, dated as of November 22, 2022, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd. is a service agreement under which Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co., Ltd has the right to terminate for convenience within 30 days written notice and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. has the right to terminate for convenience within 60 days written notice.
Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding additional model year programs. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Performance AB may cancel the delivery of “Polestar Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).
Launch Vehicle Supply Agreement, dated as of May 5, 2023, between Volvo Car Technology (Shanghai) Co., Ltd and Polestar Automotive China Distribution is a supply agreement under which Volvo Car Technology (Shanghai) Co., Ltd sells launch vehicles to Polestar Automotive China Distribution for use in commercial launch activities. The vehicle price is based on actual production cost plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution has the right to terminate for convenience within 60 days written notice.
User Right Agreement, effective March 3, 2024, between Polestar Automotive China Distribution Co., Ltd, Chengdu Jisu New Energy Vehicle Co., Ltd., a subsidiary of Geely, the owner, and Zhongjia Automobile Manufacturing (Chengdu), Co., Ltd., the user, governs the right to use Polestar unique tooling and equipment and Polestar unique vendor tooling for production of Polestar 3 in Volvo Car Corporation's plant in Chengdu, China. The right to use the tooling will be granted to the user and for which compensation will be paid by the user to the owner as defined in the agreement. The agreement remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd. and Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation, is an agreement related to the license to technology related to Polestar branded vehicles. The license fee paid under the agreements are in part based on actual development costs and take into account the full cost incurred plus an arm’s length mark-up. The fee also takes into account the value of “Existing Know-How and Technology” (as defined in the Car Model Assignment and License Agreement). The hourly rates charged under the agreements are reviewed and updated annually by the parties. The Framework Assignment and License Agreement remains in effect until six months after all Car Model Assignment and License Agreements entered into between the parties have expired or been terminated. Further, the Framework Assignment and License Agreement may terminate within 60 days of written notice for breach of the Framework Assignment and License Agreement or of a Car Model Assignment and License Agreement or immediately upon the insolvency of either party. The Car Model Assignment and License Agreement remains in force during the validity of the license period of the license granted under the contract. Further, a Car Model Assignment and License Agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar also has additional termination and cancellation rights under the Car Model Assignment and License Agreements. The termination of the Framework Assignment and License Agreement terminates all of the Car Model Assignment and License Agreements, while the termination of one Car Model Assignment and License Agreement does not automatically affect the validity of the Framework Assignment and License Agreement or any other Car Model Assignment and License Agreement.
Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of June 1, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation, is a service agreement in relation to manufacturing engineering, logistic engineering and direct material procurement services for the Polestar 3 provided by Volvo Car Corporation to Polestar Automotive China Distribution Co., Ltd. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co., Ltd also has the right to cancel the services performed by Volvo Car Corporation for convenience upon 90 days’ written notice.
Launch Vehicle Supply Agreement, dated as of July 10, 2023, between Polestar Performance AB and Volvo Car Corporation is a supply agreement under which Volvo Car Corporation sells launch vehicles to Polestar Performance AB for use in commercial launch and testing activities. The vehicle price is based on actual production cost plus an arm's length markup. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to terminate for convenience within 60 days written notice.
Service Agreement, dated as of December 14, 2023, between Polestar Performance AB and Volvo Car Corporation, is a service agreement under which Polestar provides consultancy services within research and development to Volvo Car Corporation. The services fees paid to Polestar under the agreements are based on actual development costs and take into account the full cost incurred plus an arm’s length mark-up. The agreement remains in effect until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with 30 days' written notice in the event of a material breach that has not been remedied within 30 days or if the other party becomes insolvent or bankrupt. Either party may also terminate the agreement for convenience upon 30 days’ written notice.
Payment Agreement, dated July 6, 2023, between Volvo Car Corporation and Polestar Performance AB, is an agreement in relation to the sharing of compensation for CAFE emission credits jointly generated by Polestar and Volvo Cars and traded to a third party.
Cost Sharing Agreement, dated September 13, 2023, and amended by an Amendment Agreement, dated as of October 27, 2023 between Volvo Car Corporation and Polestar Performance AB, is an agreement in relation to the sharing of additional cost incurred by Volvo Car Corporation in securing supply of semi-conductors for Volvo and Polestar production. The agreement terminates on December 31, 2024.
Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022, is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding an additional model year program. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Automotive China Distribution Co. Ltd. is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Automotive China Distribution Co. Ltd. may cancel the delivery of “Polestar Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).
Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation, is a framework service agreement under which Volvo Car Corporation’s aftermarket organization provides Polestar Performance AB with services supporting Polestar’s aftermarket deliveries to car customers and Polestar workshops who are repairing, maintaining and/or servicing Polestar vehicles. The services provided are called off by Polestar according to an agreed call off process. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge for the services called off, taking into account the actual hours required for the services to be performed, plus a fee for the use of the VOICE system supporting automated translation and publication. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No. 1 is an extension of the Framework Service Agreement with another two years, to now remain in effect until December 31, 2025, whereafter it needs to be prolonged. Either party may terminate the agreement for convenience, or cancel a called off service, upon 6 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. The parties can agree on shorter cancellation notice on individual call offs/services.
Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with various operation and maintenance services related to the GOLD Platform. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on Polestar Performance AB’s share of actual hours required for the services to be performed by Volvo Car Corporation. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No. 1 is to update the scope of services related to the GOLD platform, the Affiliate definition as well as the interest for late payment. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has certain service cancellation rights and has an immediate termination right with respect to certain breaches by Volvo Car Corporation.
Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation, is a service agreement under which Volvo Car Corporation provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to termination for convenience within 30 days written notice and Volvo Car Corporation has the right to terminate for convenience within 60 days written notice.
Partner Agreement, dated June 4, 2024, between Polestar Automotive Sweden AB and Volvo Car Retail AB is a partner agreement under which Volvo Car Retail AB agrees to perform the operations outlined in the agreement and become one of Polestar Automotive Sweden AB's sales agents for Sweden. The agreement shall continue for an indefinite period and either party may terminate the agreement for convenience with at least 2 years' written notice. Further, either party may terminate with immediate effect in the event of a material breach which has not been remedied within 30 days from written notice. Polestar Automotive Sweden AB also has the right to terminate with immediate effect under certain circumstances as specified in the agreement.
Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. is a service agreement under which Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to terminate for convenience within 30 days written notice and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. has the right to terminate for convenience within 60 days written notice.
Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides to and manages on behalf of Polestar Performance AB various cloud infrastructure and connected services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge based on the development, operations and maintenance costs, which is determined using the cost plus method. Polestar Performance AB also reimburses Volvo Car Corporation for all costs Volvo Car Corporation incurs in order to provide unique development services for Polestar. The Amendment Agreement No.1 is to update the scope of the services by adding additional Polestar vehicle models to the scope, as well as updating the interest for late payment. The agreement is effective retroactively from January 1, 2018 and remains in effect until terminated in accordance with the agreement. The agreement may be terminated by either party upon a material breach that has not been remedied within 30 days of written notice from the other party to remedy such breach or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Polestar Performance AB is also entitled to terminate the agreement with immediate effect under certain circumstances as specified in the agreement. Further, either party may terminate the agreement for convenience upon providing 18 months' written notice to the other party.
Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB is a service agreement in relation to research and development services for the Polestar 5 provided by Zhejiang ZEEKR Automobile Research & Development Co., Ltd to Polestar Performance AB. The agreement remains in effect, unless terminated in accordance with the agreement during the performance of the services. Either party may terminate with immediate effect in the event of a material breach which has not been remedied within 30 days from written notice or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to cancel the services performed for convenience upon 60 days’ written notice.
Variation Agreement, dated June 14, 2021, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited, is an amendment to the Finance Cooperation Agreement executed as a deed. Under the amendment is an Offer Letter, dated June 14, 2021, setting out the updated terms and increased financial limits of the Floorplan Vehicles as per the New, Used and Demonstrator Funding Agreement.
Variation Letter, dated December 5, 2023, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited, is an amendment to the Finance Cooperation Agreement, executed as a deed, and setting out the updated terms and increased financial limits of the Floorplan Vehicles as per the New, Used and Demonstrator Funding Agreement.
Variation Agreement, dated May 20, 2024, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited, is an amendment to the Finance Cooperation Agreement executed as a deed. Under the amendment is an Offer Letter, dated May 20, 2024, that together with the amendment is setting out the updated terms and increased financial limits of the Floorplan Vehicles as per the New, Used and Demonstrator Funding Agreement.
Spare Parts Supply Agreement, dated June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd., is a supply agreement under which Lynk & Co Automobile Sales Co., Ltd. supplies spare parts to Volvo Car Distribution (Shanghai) Co., Ltd. for further global distribution and sale of spare parts by Volvo Cars. The price of the spare parts is based on production cost and/or acquisition price from sub-tier suppliers plus an arm's length markup. Buyer may terminate the agreement upon 12 months' notice. Either party may terminate due to a material breach that has been escalated and not remedied within 60 days. Further, either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party.

Supplement Agreement No. 2, dated as of May 23, 2024, to Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB is a supplement agreement governing specific terms connected to storage and maintenance of Polestar 2 vehicles kept in storage in China.
Amendment No. 1, dated July 16, 2024, to the Change Management Agreement, effective as of January 1, 2022, between Polestar Performance AB and Volvo Car Corporation, is an agreement regulating certain updates and upgrades made to certain technology in Polestar 2. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a fee based on Polestar´s volume share of Volvo Car Corporation’s actual development cost, as calculated on a time and material basis applying an arm’s length mark-up. The hourly rates charged under the agreement are reviewed and updated annually. The agreement remains in effect during the validity of the license period of the license granted under the agreement unless terminated upon 12 months’ written notice. In addition, the agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Further, Polestar Performance AB also has certain termination and cancellation rights under the agreement.
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
A.Share Capital
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

Related Agreements
Director Agreements
At listing, the Company entered into letter agreements with the non-employee directors, pursuant to which non-employee directors receives (i) an annual fee of $200,000 (or $350,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on a committee of the Board (or $20,000 for the chairs of the committees of the Board), and (iii) a Polestar car, subject to certain conditions. Pursuant to the letter agreements, 50% of the net annual fee (but not including any additional annual fee described above) for each non-employee directors is used to purchase the maximum number of Class A ADS as may be purchased in the market at the prevailing rate. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.
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
E.    Taxation
Material U.S. Federal Income Tax Considerations
This section describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published guidance by the IRS and court decisions, all as of the date hereof, and does not take into account proposed changes in such tax laws. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of any U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of ADSs. This discussion also assumes the Company will not be a “controlled foreign corporation” as defined in the Code.The Company has not sought and does not intend to seek any rulings from the IRS regarding the ADSs. There is no assurance that the IRS will not take positions concerning certain tax consequences of the ownership and disposition of ADSs that are different from those discussed below, or that any such different positions would not be sustained by a court.
Further, this discussion applies only to ADSs held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to U.S. Holders in light of their particular circumstances or status, including the Medicare contribution tax on net investment income, or U.S. Holders who are subject to special rules, including:
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
•    persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of any class of ADS or of the Company in the aggregate;
•    persons holding ADSs as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;
•    U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•    persons who purchased Subscription Shares as part of the Subscription Investments or the Volvo Cars Preference Subscription Investment;
•    the GGI Sponsor and the initial independent directors of GGI; or

•    persons that received ADSs as compensation for services.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner in such partnership will depend upon the status and activities of the partner and the activities of the partnership. Partners should consult their tax advisors regarding the U.S. federal income tax treatment of the ownership and disposition of ADSs.
ALL HOLDERS OF ADSs ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF ADSs, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.
U.S. Federal Income Tax Treatment of the Company
A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex, and there is limited guidance regarding their application.
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
Based upon the terms of the Business Combination and Pre-Closing Reorganization, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, we believe that the Section 7874 ownership percentage is not more than 60% after the Business Combination. Accordingly, we do not believe the Company should be treated as a U.S. corporation for U.S. federal income tax purposes and we do not believe the U.S. subsidiaries of the Company should be subject to the limitations and other rules described above under Section 7874 of the Code. However, the rules for determining ownership under Section 7874 of the Code are complex and unclear and there is no assurance the IRS will agree with our determination that the Section 7874 ownership percentage was less than 60% following the Business Combination.
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

The remainder of this discussion assumes that, for U.S. federal income tax purposes, ownership of ADSs will be treated as ownership of the underlying Class A Shares or Class C Shares (as applicable).
U.S. Holders
For purposes of this discussion, a U.S. Holder means a beneficial owner of ADSs that is, for U.S. federal income tax purposes:
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
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. This discussion assumes a holder of ADS will be treated as holding ordinary shares for U.S. federal income tax purposes, and we urge holders to consult their tax advisors concerning the U.S. federal income tax consequences as a result of any actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
Consequences to Holders of Class A ADSs
a. Distributions on Class A ADSs
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Class A ADSs generally will be taxable to a U.S. Holder as dividend income on the date such distribution is actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain, and it is not required to maintain, calculations of its earnings and profits under U.S. federal income tax principles, it is currently expected that any distributions generally will be reported to U.S. Holders as dividends. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations, but they may nonetheless qualify for other dividend received deductions depending on the ownership by a U.S. Holder. Each U.S. Holder should consult its own tax advisor to determine whether a deduction under Section 245A of the Code, or other sections, is available based on its particular circumstances.
With respect to non-corporate U.S. Holders, dividends will be taxed at the lower applicable long-term capital gains rate if Class A ADSs are readily tradable on an established securities market in the United States (which they will be if the Class A ADSs are traded on the Nasdaq) and certain other requirements are met, including that the Company is not classified as a passive foreign investment company during the taxable year in which the dividend is paid or the preceding taxable year and certain holding period requirements are met, or the Company qualifies for the benefits of certain U.S. income tax treaties. There can be no assurance that Class A ADSs will be considered readily tradable on an established securities market in future years or that the Company qualifies for the benefits of such treaty. U.S. Holders should consult their own tax advisors regarding the potential availability of the lower rate for any dividends paid with respect to Class A ADSs.
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
If the Company redeems Class A ADSs, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Class A ADSs pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of the Company’s stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of, among other things, owning multiple classes of ADSs) relative to all of shares of the Company’s stock both before and after the redemption. A redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in the Company or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Class A ADSs actually owned by the U.S. Holder, but also shares of stock of the Company that are actually or constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to ADSs owned directly, ADSs owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ADSs the U.S. Holder has a right to acquire by exercise of an option. To meet the substantially disproportionate test, the percentage of the Company’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of such Class A ADSs must, among other requirements, be less than 80% of the percentage of the Company’s outstanding voting ADSs actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the ADSs actually and constructively owned by the U.S. Holder are redeemed or ADSs actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares of stock of the Company. The redemption of Class A ADSs will not be essentially equivalent to a dividend if the redemption from a U.S. Holder’s results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
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
Consequences to Holders of Class C ADSs
The U.S. federal income tax treatment of the Class C ADSs is uncertain because there is no authority addressing instruments with the terms like the Class C ADS. We intend to treat the Class C ADSs as stock of the Company for U.S. federal income tax purposes, however, it is possible that the Class C ADSs could be treated as warrants exercisable for stock of the Company. Regardless, holders of Class C ADSs are urged to consult their tax advisors regarding the U.S. federal income tax considerations relating to the ownership, conversion, or disposition of Class C ADSs.
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
ii. Conversion of a Class C ADS
The treatment of a conversion of Class C ADSs to Class A ADSs is unclear. Subject to the discussion below under the heading "—Passive Foreign Investment Company Rules" and the discussion of cashless conversion discussed below, a U.S. Holder may be treated as in part exchanging the converted Class C ADSs for Class A ADSs, and in part “exercising” such Class C ADSs. In this case, a U.S. Holder generally will not recognize gain or loss upon the conversion of a Class C ADS to a Class A ADS and would generally bifurcate its holding period in the Class A ADSs received upon conversion of the Class C ADSs, with a portion of the holding period of the Class A ADSs including the holding period of the Class C ADSs converted thereto, and a portion of the holding period of the Class A ADSs beginning on the date following the conversion. The ratio of such portions should be equal to the ratio of the fair market value of the converted Class C ADSs to the amount of the conversion price. A U.S. Holder’s tax basis in a Class A ADS received upon conversion of a Class C ADS generally should be an amount equal to the sum of (i) the U.S. Holder’s tax basis in the Class C ADS exchanged therefor and (ii) the conversion price. In the event that a Class C ADS is not converted to a Class A ADS prior to the applicable expiration date (a “conversion expiration”), a U.S. Holder may be able to recognize a capital loss equal to such U.S. Holder’s tax basis in such Class C ADS.
Additionally, under the terms of the Class C ADSs, there are certain circumstances in which there may be a cashless conversion of the Class C ADSs. The tax consequences of such cashless conversion of a Class C ADS are not clear under current U.S. federal income tax law. A cashless conversion may be tax-deferred, either because the conversion is treated as a tax-free "recapitalization" for U.S. federal income tax purposes or because the conversion is not a realization event. In either tax-deferred situation, a U.S. Holder’s basis in the Class A ADSs received would equal the U.S. Holder’s basis in the Class C ADSs converted therefor. If the cashless conversion were treated as a recapitalization, the holding period of the Class A ADSs would include the holding period of the Class C ADSs converted therefor. If the cashless conversion were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A ADSs would be treated as commencing on the date of conversion of the Class C ADSs or the day following the date of conversion of the Class C ADSs. Further, under certain conditions, the Company has the right to redeem Class C ADSs for cash or for Class A ADSs. If the Class C ADSs are redeemed for Class A ADSs, the tax consequences of such redemption generally will be similar to those of a cashless conversion as discussed above.
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
ii. Conversion of a Class C ADS
If Class C ADSs are treated as warrants exercisable for Class A ADSs for U.S. federal income tax purposes, subject to the discussion below under the heading "—Passive Foreign Investment Company Rules", and except as discussed below with respect to a cashless conversion, a U.S. Holder generally will not recognize gain or loss upon the conversion of a Class C ADS to Class A ADSs. A U.S. Holder’s tax basis in Class A ADSs received upon conversion of Class C ADSs generally should be an amount equal to the sum of (i) the U.S. holder’s tax basis in the Class C ADSs exchanged therefor and (ii) the conversion price. The U.S. Holder’s holding period for Class A ADSs received upon conversion of Class C ADSs will begin on the date following the date of conversion (or possibly the date of conversion) of the Class C ADSs and will not include the period during which the U.S. Holder held the Class C ADSs. If a Class C ADS is not converted to a Class A ADS prior to the applicable expiration date (a “conversion expiration”), a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Class C ADS.
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
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the ADSs could be materially different from that described above if the Company is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and certain rents. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.
Based on the projected composition of the Company’s income and assets (including the income and assets of each subsidiary for which the Company owns, directly or indirectly, 25% or more (by value) of its stock), the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2023 and does not expect to be classified as a PFIC for its current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year.
If the Company is or becomes a PFIC during any year in which a U.S. Holder holds ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to special tax rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of its ADSs, and (ii) any “excess distributions” it receives on its Class A ADSs (generally, any distributions in excess of 125% of the average of the annual distributions on Class A ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:
•    the gain or excess distribution will be allocated ratably over the period during which the U.S. Holder held its ADSs;
•    the amount allocated to the current taxable year will be treated as ordinary income; and
•    the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
In lieu of being subject to the special tax rules discussed above with regard to its Class A ADSs, a U.S. Holder may make a mark-to-market election with respect to its ADSs and with respect to its Class C ADSs if treated as stock. A U.S. Holder may make a mark-to-market election if such shares are treated as “marketable stock.” A mark-to-market election is not available with respect to the Class C ADSs if they are treated as warrants. The ADSs generally will be treated as marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a qualified non-U.S. exchange or other market (within the meaning of the applicable Treasury regulations). Although the ADSs are expected to be listed on Nasdaq, no assurance can be given that the ADSs will be “regularly traded” for purposes of the mark-to-market election. If any such mark-to-mark election is made, the applicable ADSs will be treated as if they were sold at the end of each year. The Company currently does not intend to provide information necessary for U.S. Holders to make a “qualified electing fund” election which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If the Company is classified as a PFIC for any taxable year, a U.S. Holder of ADSs will be required to file an annual report on IRS Form 8621. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such Forms are properly filed.
U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ADSs in the event that the Company is considered a PFIC in any taxable year.
Additional Reporting Requirements
U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for ADSs held in accounts maintained at certain financial institutions). An interest in ADSs constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to the ownership and disposition of ADSs.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Polestar management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to the existence of material weaknesses in the Company’s internal control over financial reporting described below.

Remediation of Prior Material Weakness
The material weakness disclosed in the annual report on Form 20-F for the year ended December 31, 2022, related to, “a lack of appropriate processes and controls to properly recognize intangible assets at period end in accordance with service agreements for upcoming car models” was remediated during 2023 by designing and implementing internal controls to address the completeness and accuracy of service agreements and the recording of intangible assets in accordance with services agreements for upcoming car models in the correct period.
Management’s Annual Report on Internal Control over Financial Reporting
Polestar management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on this assessment, management has concluded that its internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
Material Weaknesses Identified
The Company did not maintain controls to execute the criteria established in the COSO Framework for the following components of internal control: (i) control environment, (ii) control activities, (iii) information and communication, and (iv) monitoring.
Each of the deficiencies identified below constitute material weaknesses, either individually or in the aggregate.
Control Environment
The Company did not design and implement an effective control environment based on the criteria established in the COSO Framework and identified the following material weakness:
The finance function does not have fully formalized processes nor throughout the organization sufficient number of personnel within finance and operations with the appropriate accounting and SEC regulatory reporting expertise to perform appropriate and timely reviews of financial reporting matters, the financial statements and disclosure, key controls, and work performed by external advisors related to financial reporting and technical accounting.
This control environment material weakness contributed to the other material weaknesses identified below.
Control Activities
The Company did not design and implement effective control activities based on the criteria established in the COSO Framework. The associated deficiencies resulted in the following material weaknesses, relating to a lack of effectively designed and implemented controls over:
•(i) Segregating the function of recording and approving journal entries and the preparation and review of account reconciliations, and (ii) validating the completeness and accuracy of data used in the controls over reviewing journal entries.
•Recognition of vehicle revenue in accordance with IFRS 15 in regard to (i) fleet customers, private individuals, dealers' and importers' sales of vehicles' revenue streams over the completeness and accuracy of data used in the controls, and (ii) fleet customers and private individuals sales of vehicles' revenue streams over the precision of review in management review controls. Further, there were insufficient controls over the completeness and accuracy of data used in the calculations of deferred revenue associated with sales of vehicles. In addition, the Company’s controls related to appropriately identifying and valuing the performance obligations to defer revenue related to sales of vehicles were not operating with the right precision.

•The existence, completeness, and valuation of inventory, including the net realizable value assessment.
•The completeness and accuracy of the data used in the existence, completeness and classification of current versus non-current liability to repurchase vehicles sold under its sales of vehicles with repurchase obligations arrangements.
•Consideration of multiple cash generating units and changes in certain macroeconomics, industry, and market conditions related to the impairment test of intangible assets. Further, there were insufficient review controls over the completeness and accuracy of the data used in the impairment test.
•The completeness and accuracy of accrued expenses and accounts payable as well as the precision in the review of certain accrued expenses.
•The completeness and accuracy of related party data used in the controls and the precision of review in management review controls over related party transactions.
•The completeness and accuracy of the input data of debt transactions and the precision of review of debt transactions.
•The review and approval of salary changes within the human resource system and the reconciliation of these changes to the salary system which is used in controls over salaries and bonuses in Europe.
•The application of technical accounting and the review of the accounting for complex and non-routine transactions.
Information and Communication
The Company did not design and implement effective information and communication controls based on the criteria established in the COSO Framework and identified the following material weakness:
Ineffective IT general controls were identified in the SOC 1 report obtained from an external service organization related to the systems used in: (i) warranty provisions, (ii) dealers' and importers' sales of vehicles' revenue streams, and (iii) inventory and ineffective IT general controls related to homegrown systems used in fleet customers and private individuals sales of vehicles' revenue streams resulting in calculations that cannot be relied upon to support the proper functioning of internal controls related to those accounts.
Monitoring
The Company did not design and implement effective monitoring controls based on the criteria established in the COSO Framework and identified the following material weakness:
The Company did not perform sufficient ongoing evaluations to ascertain whether the components of internal control were present and functioning, and as a result, the inability to communicate all relevant internal control deficiencies in a timely manner to those parties responsible for taking corrective action. This contributed to some of the material weaknesses described above.
As a result of the material weaknesses above, material errors arose that have been corrected in the financial statements. If we fail to adequately remediate these material weaknesses, they could result in additional material misstatements that may not be prevented or detected.
Ongoing Remediation Activities
Management’s ongoing remediation efforts related to the above identified material weaknesses include, (but are not limited to):
•continuing to design, implement, document and test internal controls over financial reporting, to operate at a sufficient level of precision and frequency, evidencing the performance of the control;
•retaining and hiring additional accounting and finance resources with appropriate technical accounting and reporting experience to execute timely key controls related to various financial reporting processes and allow proper segregation of duties;
•enhancing existing policies and procedures and developing new policies and procedures to assist the finance organization in recording transactions appropriately and continuing to train accounting and finance resources on the requirements of the precision of the review and documentation of completeness and accuracy of the data used in the control with a focus on repurchase liability, accrued expenses, accounts payable, intangible assets, inventories, sales of vehicles, deferred revenue, journal entries, debt and related party transactions;
•developing existing systems, designing new controls and training control performers to address control deficiencies related to primarily sales of vehicles, inventories and salaries to address the completeness and accuracy of information used in downstream controls;
•strengthening the process to identify related parties to ensure complete and accurate disclosures; and
•collaborating with the external service provider organization to address IT general control deficiencies related to warranty provision, sales of vehicles and inventory systems in order to ensure the completeness and accuracy of information used in downstream warranty provision, sales of vehicles and inventory controls..
The Company is continuously and actively engaging in efforts towards remediating its existing material weaknesses. While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. Due to this ongoing testing, we cannot provide assurance that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or that we will avoid potential future material weaknesses. If the steps we take do not remediate the material weaknesses in a timely manner, we will be unable to maintain effective internal control over financial reporting. Accordingly, there may be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.
For more information on risks related to material weaknesses in Polestar’s internal control over financial controls, see Item 3.D "Risk Factors".
Limitations on Effectiveness of Disclosure Controls & Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions, and cannot provide absolute assurance that its objectives will be met.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Deloitte AB, an independent registered public accounting firm. Deloitte AB has issued an adverse opinion on the Company's effectiveness of our internal control over financial reporting as stated in their report which is included below.
Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Polestar Automotive Holding UK PLC (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated August 14, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning matters that raise substantial doubt about the Company's ability to continue as a going concern.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following control deficiencies constitute material weaknesses, either individually or in the aggregate, and are included in management's assessment:
Control Environment

The Company did not design and implement an effective control environment based on the criteria established in the COSO Framework and identified the following material weakness:
The finance function does not have fully formalized processes nor throughout the organization sufficient number of personnel within finance and operations with the appropriate accounting and SEC regulatory reporting expertise to perform appropriate and timely reviews of financial reporting matters, the financial statements and disclosure, key controls, and work performed by external advisors related to financial reporting and technical accounting.
This control environment material weakness contributed to the other material weaknesses identified below.
Control Activities
The Company did not design and implement effective control activities based on the criteria established in the COSO Framework. The associated deficiencies resulted in the following material weaknesses, relating to a lack of effectively designed and implemented controls over:
•(i) Segregating the function of recording and approving journal entries and the preparation and review of account reconciliations, and (ii) validating the completeness and accuracy of data used in the controls over reviewing journal entries.
•Recognition of vehicle revenue in accordance with IFRS 15 in regard to (i) fleet customers’, private individuals’, dealers’ and importers’ sales of vehicles’ revenue streams over the completeness and accuracy of data used in the controls, and (ii) fleet customers’ and private individuals’ sales of vehicles’ revenue streams over the precision of review in management review controls. Further, there were insufficient controls over the completeness and accuracy of data used in the calculations of deferred revenue associated with sales of vehicles. In addition, the Company’s controls related to appropriately identifying and valuing the performance obligations to defer revenue related to sales of vehicles were not operating with the right precision.
•The existence, completeness, and valuation of inventory, including the net realizable value assessment.
•The completeness and accuracy of the data used in the existence, completeness and classification of current versus non-current liability to repurchase vehicles sold under its sales of vehicles with repurchase obligations arrangements.
•Consideration of multiple cash generating units and changes in certain macroeconomics, industry, and market conditions related to the impairment test of intangible assets Further, there were insufficient review controls over the completeness and accuracy of the data used in the impairment test.
•The completeness and accuracy of accrued expenses and accounts payable as well as the precision in the review of certain accrued expenses.
•The completeness and accuracy of related party data used in the controls and the precision of review in management review controls over related party transactions.
•The completeness and accuracy of the input data of debt transactions and the precision of review of debt transactions.
•The review and approval of salary changes within the human resource system and the reconciliation of these changes to the salary system which is used in controls over salaries and bonuses in Europe.
•The application of technical accounting and the review of the accounting for complex and non-routine transactions.
Information and Communication
The Company did not design and implement effective information and communication controls based on the criteria established in the COSO Framework and identified the following material weakness:
Ineffective IT general controls were identified in the SOC 1 report obtained from an external service organization related to the systems used in: (i) warranty provisions, (ii) dealers’ and importers’ sales of vehicles’ revenue streams, and (iii) inventory, and ineffective IT general controls related to homegrown systems used in fleet customers’ and private individuals’ sales of vehicles’ revenue streams resulting in calculations that cannot be relied upon to support the proper functioning of internal controls related to those accounts.
Monitoring
The Company did not design and implement effective monitoring controls based on the criteria established in the COSO Framework and identified the following material weakness:
The Company did not perform sufficient ongoing evaluations to ascertain whether the components of internal control were present and functioning, and as a result, the inability to communicate all relevant internal control deficiencies in a timely manner to those parties responsible for taking corrective action. This contributed to some of the material weaknesses described above.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte AB
Gothenburg, Sweden
August 14, 2024

Changes in Internal Control over Financial Reporting
Except as noted above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Deloitte AB served as Polestar’s principal external auditor in 2023 and 2022. Deloitte AB's offices are located at Rehnsgatan 11, SE-113 79 Stockholm, Sweden and its PCAOB ID is 1126. The following table shows the aggregate fees billed or to be billed by Deloitte AB for the services indicated during the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
	($ thousands)
Audit fees	15,720	11,159
Audit-related fees	268	412
Tax fees	3	—
All other fees	10	—
Total	$16,001	$11,571
“Audit fees” consists of the aggregate fees billed or to be billed for the audit of Polestar's annual consolidated financial statements and the statutory financial statements of certain subsidiaries. This includes interim review services that Deloitte AB provides related to regulatory filings with the SEC and the provision of comfort letters in connection with funding transactions. This includes Sarbanes-Oxley Act readiness and internal control review services.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
Not applicable.

Item 16K. Cybersecurity
Cybersecurity Risk Management
Due to the increasing regulatory requirements and importance of cybersecurity to our business, we have developed and maintain a cybersecurity risk management program, which is integrated into the Company’s larger enterprise risk management program, to identify, assess, and mitigate cybersecurity risks throughout our business. Our dedicated Information Security Team employs a two-pronged approach to identify and assess cybersecurity risks by monitoring the overall threat landscape including by reviewing published reports from cybersecurity authoritative bodies, such as The European Union Agency for Cybersecurity (ENISA), and regularly reviewing Polestar’s cybersecurity profile, which includes analyzing Polestar’s specific cybersecurity risks and threats based on Polestars business profile and strategy.
As a part of our overall enterprise risk management, Polestar management and the board of directors regularly engage in the cybersecurity risk management process which is scoped to include the company’s daily operations, along with Volvo Cars' IT systems and any third-party service providers with access to sensitive and/or proprietary information. We then take that information and prioritize cybersecurity risks for mitigation. Additionally, we consider cybersecurity risks when assessing third-party vendors. We include security requirements in many of our contractual arrangements with third-party vendors. We also conduct periodic reviews of security compliance reports of certain of our critical vendors.
Our Information Security Team retains cybersecurity industry experts as consultants to provide general risk management support. Additionally, our Information Security Team contracts with a third-party security operations center (“SOC”) to provide continuous 24/7 monitoring of Polestar’s network and digital assets for cybersecurity threats. The SOC follows agreed upon procedures to monitor, address, and escalate cybersecurity incidents that may arise. To safeguard personal data or confidential or proprietary data that the SOC can access, we created information security policies and procedures based on a strategic security-policy, topical information security directives and operational guidelines for employees and third-party providers.
During the last fiscal year, we have not experienced any material cybersecurity incidents. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We cannot assure that our cybersecurity risk management system and measures, including our policies, directives or operational guidelines, will be fully implemented, complied with, or effective in protecting our systems and information.
Given the current general high threat level of cyber security threats and challenges in the automotive marketplace and Polestar's reliance on its and Volvo Cars' IT systems and third-party vendors, Polestar faces risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, and financial condition. For a full discussion of cybersecurity risks, please see our Risk Factors in Item 3.D.
Cybersecurity Governance
Board Oversight
At the board level, cybersecurity risk management has been delegated to the Audit Committee (the “Committee”), which oversees the Company’s risk management function. The Chief Information Security Officer (“CISO”) reports to the Committee at least twice a year through the Company’s enterprise risk management process to provide updates on the company’s cybersecurity risks, cybersecurity risk management, cyber incident response and developments within the Information Security Team.
Management Role
Our CISO has the primary responsibility for the Company’s overall cybersecurity risk management and oversees the Information Security Team, SOC, and third-party cybersecurity consultants and works with our product specific information security team. Our CISO is an experienced information security and IT professional with significant cybersecurity management experience and several certifications. Previous roles include Chief Security Officer for multinational conglomerate including responsibility for information security, and a leadership role for academic institution that included responsibility for information security. As a part of their duties, members of management regularly work to address the cybersecurity risks that Polestar faces in its daily operation and actively work to prevent and remediate cybersecurity risks and incidents by remaining appraised of active cybersecurity risks identified by the CISO, Information Security Team, SOC and our product specific information security team. Additionally, the CISO informs members of management of active cyber security threats identified by third-party and governmental agencies. The CISO also annually meets with management regarding the evolution of the cybersecurity function.
The SOC and Information Security Team escalate cybersecurity events to the CISO and members of senior management and the Committee according to the severity of the cybersecurity incident. For more serious incidents, the CISO will trigger the crisis management plan, which convenes the Crisis Management Team. The CISO will also inform the Enterprise Management Team to provide them with details about the cybersecurity incident and the plan to mitigate risks.
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
		F-4/A	10.36	May 23, 2022

4.39†	Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.37	May 23, 2022

4.40†	Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.38	May 23, 2022

4.41†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.39	May 23, 2022

4.42†	Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.40	May 23, 2022

4.43†	Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.41	May 23, 2022

4.44†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.42	May 23, 2022

4.45†	Performance Software Agreement, dated as of January 1, 2020, by and between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.43	May 23, 2022

4.46†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.44	May 23, 2022

4.47†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.45	May 23, 2022

4.48†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.46	May 23, 2022

4.49†	Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.47	May 23, 2022

4.50†	Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.48	May 23, 2022

4.51†	Service Agreement, dated as of January 28, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.49	May 23, 2022

4.52†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.50	May 23, 2022

4.53†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.	F-4/A	10.52	May 23, 2022

4.54†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.53	May 23, 2022

4.55†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.54	May 23, 2022

4.56†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.55	May 23, 2022

4.57†	Service Agreement, dated as of January 19, 2021, between Volvo Car UK Limited and Polestar Performance AB.	F-4/A	10.56	May 23, 2022

4.58†	European CO2 Emission Credits 2020 Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.57	May 23, 2022

4.59†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.	F-4/A	10.58	May 23, 2022

4.60†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.59	May 23, 2022

4.61†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.60	May 23, 2022

4.62†	Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.61	May 23, 2022

4.63†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.62	May 23, 2022

4.64†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.63	May 23, 2022

4.65†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.64	May 23, 2022

4.66†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.65	May 23, 2022

4.67†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	F-4/A	10.66	May 23, 2022

4.68†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.	F-4/A	10.67	May 23, 2022

4.69†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.68	May 23, 2022

4.70†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.69	May 23, 2022

4.71†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.	F-4/A	10.70	May 23, 2022

4.72+†	Employment Agreement, effective as of July 1, 2017, by and between Polestar Performance AB and Thomas Ingenlath.	F-4/A	10.71	May 23, 2022

4.73+†	Employment Agreement, dated as of September 17, 2021, by and between Polestar Performance AB and Johan Malmqvist.	F-4/A	10.72	May 23, 2022

4.74+†	Employment Agreement, dated as of July 13, 2020, by and between Polestar Performance AB and Dennis Nobelius.	F-4/A	10.73	May 23, 2022

4.75	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.74	December 17, 2021

4.76†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.76	May 23, 2022

4.77	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Volvo Car Corporation, Snita Holding B.V., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.77	May 23, 2022

4.78	Form of Amendment to Acknowledgement Agreement to the Shareholders Agreement, by and among Volvo Car Corporation, Snita Holding B.V., Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.78	May 23, 2022

4.79†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.79	May 23, 2022

4.80†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	F-4/A	10.80	May 23, 2022

4.81†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.81	May 23, 2022

4.82†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.	F-4/A	10.82	May 23, 2022

4.83	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.	8-K**	10.2	March 25, 2022

4.84†	Cooperation Agreement, dated April 1, 2020, by and between Polestar Automotive China Distribution Co., Ltd. and Hangzhou Easybao Technology Co., Ltd.	F-4/A	10.85	May 23, 2022

4.85†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.	F-4/A	10.86	May 23, 2022

4.86†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.	20-F	4.91	June 29, 2022

4.87†	Sale & Purchase Agreement, dated as of June 21, 2022, by and between Volvo Car USA LLC and Polestar Automotive USA Inc.	20-F	4.92	June 29, 2022

4.88†	Importer Agreement, dated as of June 21, 2022, by and between Polestar Performance AB and Volvo Car USA LLC.	20-F	4.93	June 29, 2022

4.89†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.	20-F	4.94	June 29, 2022

4.90†	Research and Development Frame Agreement, dated as of July 5, 2022, by and between Polestar Performance AB and China Euro Vehicle Technology AB.	F-1/A	10.91	August 18, 2022

4.91†	Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) and Polestar Automotive China Distribution Co. Ltd.	F-1/A	10.92	August 18, 2022

4.92†	Prototype Supply Agreement, dated as of July 26, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	F-1/A	10.95	August 18, 2022

4.93†	Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.93	April 14, 2023

4.94†	Amendment Agreement 1 to Prototype Supply Agreement, dated as of February 3, 2023, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	20-F	4.94	April 14, 2023

4.95†	Framework Service Agreement, dated as of December 23, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.95	April 14, 2023

4.96†	Amendment Agreement No. 1 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of December 13, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co Ltd.	20-F	4.96	April 14, 2023

4.97†	Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.97	April 14, 2023

4.98†	Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.98	April 14, 2023
4.99	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	November 3, 2022

4.100†	Amendment and Restatement Agreement to Trade Finance Facility Agreement, dated February 26, 2023, between Polestar Performance AB, as Borrower and Obligors’ Agent, Standard Charter Bank, as Agent, and Standard Chartered Bank, as Security Agent.	20-F	4.100	April 14, 2023

4.101†	Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.101	April 14, 2023
4.102†	Service Agreement, dated November 22, 2022, between Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.102	April 14, 2023
4.103*†	Service Agreement, effective as of January 1, 2021, between Polestar Automotive (Chongqing) Co. Ltd. and Asia Europe New Energy Vehicle (Chongqing) Co., Ltd
4.104*†
Service Agreement PX2 Development Services, dated as of November 29, 2023, between Polestar Performance AB, Wuxi InfiMotion Propulsion Technology Co., Ltd, InfiMotion Technology Europe AB, and Polestar Automotive China Distribution Co., Ltd.

4.105*†	Termination Agreement, dated as of May 6, 2023, between Polestar Performance AB, Polestar Automotive China Distribution Co., Ltd., and Wuxi InfiMotion Propulsion Technology Co., Ltd.
4.106*†	Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd and Chengdu Jisu New Energy Vehicle Co., Ltd.
4.107*†	Technology License Agreement, dated as of September 28, 2023, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB
4.108*†
Contract for the Transfer of 100% of the Shares of Polestar New Energy Vehicle Co., Ltd., dated July 5, 2023, by and among Polestar (China) Group Co., Ltd., Zhejiang Geely Property Investment Holding Co. Ltd., and Polestar New Energy Vehicle Co., Ltd.

4.109*†
Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.

4.110*†
Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.

4.111*†
Amendment Agreement no 2, dated December 1, 2023 to Prototype Supply Agreement, effective as of July 1, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB, Polestar Automotive (Chongqing) Co., Ltd, Polestar Automotive (China) Distribution Co., Ltd. and Polestar Automotive (China) R&D Branch

4.112*†	Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB
4.113*†	Three Parties Agreement, dated as of November 30, 2023, between Polestar Performance AB, Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Technology (Zhongshan) Co., Ltd.
4.114*†	Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd
4.115*†	Supplementary Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd
4.116*†	Brand License Agreement, dated as of November 14, 2023, between Polestar Performance AB and Polestar Technology (Shaoxing) Co., Ltd
4.117*†
Vehicle Sale and Purchase Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd. Shanghai Polestar Shida Automotive Distribution Co., Ltd., and Polestar Technology (Zhongshan) Co., Ltd.

4.118*†	Transitional Service Agreement dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd, and Polestar Technology (Shaoxing) Co., Ltd
4.119*†	Amendment No. 1, dated July 16, 2024, to the Change Management Agreement, effective as of January 1, 2022, between Polestar Performance AB and Volvo Car Corporation
4.120*†	Amendment Agreement No 1 Spare Parts Supply Temporary Agreement, dated as of April 8, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.
4.121*†
Amendment No. 1 to the Three Parties Agreement, dated July 16, 2024, between Polestar Performance AB, Ningbo Geely Automobile Research and Development Co., Ltd., and Polestar Times Technology (Nanjing) Co. Ltd.

4.122*†
Supplement Agreement No. 2 , dated as of May 23, 2024, to Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB

4.123*†	Amendment No. 2 to the Temporary Spare Part Supply Agreement, dated May 7, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.
4.124*†
VP, TT and PP Vehicle Supply Agreement (China), dated February 1, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.

4.125*†
TT and PP Vehicle Supply Agreement (Export), dated as of February 19, 2024, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.

4.126*†
Amendment Agreement No 1 of VP, TT and PP Vehicle Supply Agreement (China), dated April 11, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.

4.127*†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Ningbo Geely Automotive Research and Development CO., LTD.
4.128*†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Wuhan Lotus Cars Co., Ltd.
4.129*†	Tooling and Equipment Sale and Purchase Agreement, dated September 11, 2023, between Polestar Automotive China Distribution Co. Ltd. and Wuhan Lotus Cars Co., Ltd.
4.130*†	Know How Transfer Agreement, dated as of September 25, 2023, between Polestar Performance AB and Wuhan Lotus Cars Co., Ltd.
4.131*†	Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd
4.132*†	Service Agreement, dated as of January 8, 2024, between Volvo Car Corporation and Polestar Performance AB
4.133*†	Service Agreement, dated as of January 8, 2024, between Volvo Cars Technology (Shanghai) Co., Ltd and Polestar Performance AB
4.134*†	Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation.
4.135*†
Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing.

4.136*†	Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd.
4.137*†	Launch Vehicle Supply Agreement, effective as of May 17, 2023, between Volvo Car Corporation and Polestar Performance AB.

4.138*†	Payment Agreement, dated March 29, 2023, between Volvo Car Corporation and Polestar Performance AB
4.139*†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.
4.140*†
Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.

4.141*†
Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation.

4.142*†	Launch Vehicle Supply Agreement, dated as of May 5, 2023, between Volvo Cars China Technology Centre Co., Ltd and Polestar Automotive China Distribution Co., Ltd
4.143*†
User Right Agreement, effective March 3, 2024, between Polestar Automotive China Distribution Co., Ltd, Chengdu Jisu New Energy Vehicle Co., Ltd., and Zhongjia Automobile Manufacturing (Chengdu), Co., Ltd.

4.144*†
Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation

4.145*†
Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation

4.146*†
Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of June 1, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation

4.147*†	Amendment Agreement to the Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd.
4.148*†	Launch Vehicle Supply Agreement, dated as of July 10, 2023, between Polestar Performance AB and Volvo Car Corporation.
4.149*†	Service Agreement, dated as of December 14, 2023, between Polestar Performance AB and Volvo Car Corporation
4.150*†	Payment Agreement, dated July 6, 2023, between Volvo Car Corporation and Polestar Performance AB
4.151*†	Cost Sharing Agreement, dated September 13, 2023, as amended by an Amendment Agreement, dated as of October 27, 2023, between Volvo Car Corporation and Polestar Performance AB

4.152*†
Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022

4.153*†
Amendment Agreement No. 1, dated as of October 3, 2023, to the Restated Framework Assignment and License Agreement, dated as of June 1, 2023, and the Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation

4.154*†	Amendment Agreement, dated as of October 27, 2023, to the Cost Sharing Agreement, dated September 13, 2023, between Volvo Car Corporation and Polestar Performance AB
4.155*†	Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation
4.156*†	Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB
4.157*†	Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation
4.158*†	Partner Agreement, dated June 4, 2024, between Polestar Automotive Sweden AB and Volvo Car Retail AB
4.159*†	Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd.
4.160	Facility Agreement, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Geely Sweden Automotive Investment AB, as original lender and agent.	6-K	10.1	November 8, 2023
4.161	Amendment Letter, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.2	November 8, 2023
4.162	Shareholders Agreement, dated June 19, 2023, among Polestar Automotive (Singapore) Distribution Pte. Ltd., Polestar Automotive (Singapore) Pte. Ltd. and Hubei Xingji Meizu Group Co., Ltd.	6-K	99.2	June 20, 2023
4.163	Business Cooperation Agreement, dated June 19, 2023, between Polestar Automotive (Singapore) Distribution Pte. Ltd and Hubei Xingji Meizu Group Co., Ltd.	6-K	99.3	June 20, 2023
4.164*†
Amendment No. 3 to the Registration Rights Agreement, dated as of April 26, 2023, between Polestar Automotive Holding UK PLC, Zibo High-Tech Industrial Investment Co., Ltd., Zibo Financial Holding Group Co., Ltd, Chongqing Liangjiang, Northpole GLY 1 LP, GLP New Mobility 1. LP, Snita Holding B.V., PSD Investment Limited, and Gores Guggenheim Sponsor LLC

4.165	Facilities Agreement, by and among Polestar Automotive Holding UK PLC, Standard Chartered Bank and the Original Lenders named therein, dated February 22, 2024	6-K	10.1	February 28, 2024

4.166*†
Shareholders Agreement, dated February 29, 2024, by and among Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (Limited partnership), Polestar Times Technology (Nanjing) Co., Ltd., Jiangsu Xingji Meizu Technology Co., Ltd., and Polestar Automotive (Singapore) Distribution Pte. Ltd.

4.167*†	Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB
4.168*†	Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB
4.169*†	Spare Part Supply Agreement, dated June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.
4.170*†	Variation Agreement, dated May 20, 2024, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.
4.171*†	Commitment Letter, dated July 26, 2024, between Polestar Performance AB, Volvo Car Distribution (Shanghai) Co., Ltd, and Lynk & Co Automobile Sales Co., Ltd.
4.172*†	Variation Agreement, dated June 14, 2021, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.
4.173*†	Variation Letter, dated December 5, 2023, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.

8.1*	Subsidiaries of Polestar Automotive Holding UK PLC
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited).

97.1*	Compensation Clawback Policy
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document).

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
August 14, 2024

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

By:	/s/ Per Ansgar
Name:	Per Ansgar
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS
Polestar Automotive Holding UK PLC
Consolidated Financial Statements — For the years ended December 31, 2023, 2022, and 2021

The Polestar Group
Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Polestar Automotive Holding UK PLC (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2024, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company requires additional financing to support operating and development activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue from the sales of vehicles — Refer to Notes 2 and 4 to the financial statements
Critical Audit Matter Description
The Company’s revenue primarily consists of revenue from the sales of vehicles, which are sold to individuals, fleet customers, financial service providers, dealers and importers based on contractual agreements. The Company recognizes revenue at the point in time when the customer obtains control of the vehicle, and thus can direct the use of, and obtain the benefits from, the vehicle.
We identified revenue recognition related to the sales of vehicles as a critical audit matter because of the nature of the various agreements and the complexity of certain terms in these contracts that may affect the timing or measurement of revenue recognition. This required extensive audit effort due to the variation and complexity in terms found within some contracts, the high degree of auditor judgment in determining the audit procedures, and the nature and extent of evidence required to determine revenue recognition was appropriate.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognized from the sale of vehicles included, but were not limited to:
•We obtained an understanding of management’s process for identifying and reviewing contracts with all types of customers and determining the revenue recognition treatment in accordance with IFRS 15, Revenue from Contracts with Customers.
•For a sample of agreements with customers, focusing on those that differed from standard frame agreements, we obtained the contract and assessed the contract for terms that could impact the appropriateness of revenue recognition not identified by management. For those contracts identified with complex terms, we evaluated whether the Company appropriately accounted for those contracts in accordance with IFRS 15.
•We performed detailed transaction testing for a sample of revenue from the sale of vehicles, by obtaining and inspecting sales orders or contracts with the customer and other related source documents, including delivery documents, invoices, and cash receipts, as applicable, to determine that control had transferred to the customer.
•For a sample of revenue from the sale of vehicles for certain customers, we also confirmed directly with the customers the contract terms and conditions.
•We considered audit evidence obtained throughout our audit as to whether there is any wider information relevant to the point in time at which the Company recognizes revenue from the sales of vehicles.
Inventories — Refer to Notes 2 and 20 to the financial statements
Critical Audit Matter Description
The Company’s inventories include new, used, and internal vehicles that are held in geographically disparate locations. Management employs a range of procedures, including physical counts to record and verify the existence, completeness, and condition of inventories. Inventories are valued at the lower of cost or net realizable value.
We identified the existence, completeness, and valuation of inventories as a critical audit matter because of the extent of effort in performing procedures and evaluating audit evidence due to the geographical dispersion of the Company’s inventories and. because of the high degree of auditor’s judgment and increased extent of effort required when performing audit procedures to evaluate the reasonableness of net realizable value of inventory.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to inventory existence, completeness and valuation included, but were not limited to:
•For a selection of inventory locations:
◦we observed management's inventory count procedures close to the year-end date and performed independent sample counts and tested the Company’s roll-back of balances, between the time of the inventory count and December 31, 2023, or
◦we obtained confirmations to test the inventory held at third-party locations.
•For a sample of inventory, we obtained third-party invoices and other relevant documents to recalculate the vehicle cost.
•We evaluated the reasonableness of the Company’s methodology and key assumptions and judgments the Company used to estimate the net realizable value of inventory by performing the following:
◦We benchmarked selling prices to observable data to evaluate the impact of changes in the significant assumptions of net realizable value within the inventories to the carrying value.
◦We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.
◦We made inquiries of various personnel in the Company including, but not limited to, finance and operations personnel about the expected timing of the introduction of new products.
◦We tested the mathematical accuracy of management’s calculations.
•We performed procedures to evaluate the sufficiency and appropriateness of audit evidence and the nature and extent of audit procedures performed in connection with forming our overall opinion on the financial statements.
Impairment of tangible and definite-lived intangible assets of the Polestar 2 CGU — Refer to Note 2 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of tangible and definite-lived intangible assets for impairment involves the comparison of the recoverable amount of each applicable cash generating unit (“CGU”), to its carrying value on at least an annual basis, in line with International Accounting Standard 36 Impairment of Assets. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). The Company recorded an impairment of $351 million relating to the Polestar 2 CGU during the period.
Management’s value in use analysis is based on the 2024-2028 business plan. We identified the valuation of the Polestar 2 CGU as a critical audit matter because of the significant estimates and assumptions management made in the value in use calculation related to future revenues, volumes, EBITDA margin, discount rate and change in net working capital. Auditing the significant judgements and assumptions required a high degree of auditor judgement and increased audit effort, including the need to involve our valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to intangible asset valuation included, but were not limited to:
•We assessed the key assumptions used in calculating VIU including future revenue, volumes, EBITDA margins, and change in working capital by:
◦comparing forecasted vehicles volumes to industry analyst coverage.

◦comparing the assumptions used in the forecasts to the Company’s historical trends in forecasted sales volume, revenue per car, gross profit (loss) per car and capital expenditure.
◦comparing forecasted revenue, profitability margin, and capital expenditure assumptions to preliminary recorded results from subsequent periods.
•With the assistance of our valuation specialists, we evaluated the discount rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate selected by management.
•We evaluated management’s ability to accurately forecast revenue, volumes, EBITDA margins, change in working capital by comparing actual results to management’s historical forecasts, the Company’s historical results, external analyst reports and internal communications to management and the Board of Directors.
•With the assistance of our valuation specialists, we further evaluated the Company’s sensitivity analysis by comparing to our own sensitivity analysis to corroborate the disclosures around assumptions that are most sensitive to a reasonably possible change that could cause the carrying amount to exceed its recoverable amount for a cash generating unit.
/s/ Deloitte AB
Gothenburg, Sweden
August 14, 2024
We have served as the Company's auditor since 2021.

Polestar Automotive Holding UK PLC
Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the year ended December 31,
	Note	2023	2022	2021
			(Restated)[1]	(Restated)[1]
Revenue	4	2,378,562	2,444,105	1,346,347
Cost of sales	6	(2,791,643)	(2,343,302)	(1,336,688)
Gross (loss) profit		(413,081)	100,803	9,659
Selling, general and administrative expense	6	(949,683)	(838,367)	(685,049)
Research and development expense	6	(158,406)	(174,916)	(234,019)
Other operating income (expense), net	9	41,204	(305)	(50,716)
Listing expense	18	—	(372,318)	—
Operating loss		(1,479,966)	(1,285,103)	(960,125)
Finance income	11	69,454	8,552	32,970
Finance expense	11	(213,321)	(108,402)	(45,218)
Fair value change - Earn-out rights	18	443,168	902,068	—
Fair value change - Class C Shares	18	22,000	35,090	—
Share of losses in associates	10	(43,304)	—	—
Loss before income taxes		(1,201,969)	(447,795)	(972,373)
Income tax benefit (expense)	13	7,138	(29,660)	3,075
Net loss		(1,194,831)	(477,455)	(969,298)
Net loss per share (in U.S. dollars)	14
Class A - Basic and Diluted		(0.57)	(0.24)	(0.51)
Class B - Basic and Diluted		(0.57)	(0.24)	(0.51)

Consolidated Statement of Comprehensive Loss

Net loss		(1,194,831)	(477,455)	(969,298)
Other comprehensive (loss) income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(10,237)	180	(32,318)
Total other comprehensive (loss) income		(10,237)	180	(32,318)
Total comprehensive loss		(1,205,068)	(477,275)	(1,001,616)
1 - Refer to Note 31 - Restatement of prior period financial statements for reconciliations between originally reported and as revised annual amounts.

Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

		As of the year ended December 31,
	Note	2023	2022
			(Restated)[1]
Assets
Non-current assets
Intangible assets and goodwill	15	1,412,729	1,394,282
Property, plant and equipment	12, 16	316,867	275,954
Vehicles under operating leases	12	67,931	97,186
Other non-current assets	17	7,212	5,306
Deferred tax assets	13	43,041	11,287
Other investments	17	2,414	2,333
Total non-current assets		1,850,194	1,786,348
Current assets
Cash and cash equivalents	17	768,927	973,877
Trade receivables	19	126,205	239,578
Trade receivables - related parties	19, 27	61,026	79,225
Accrued income - related parties	27	152,605	49,060
Inventories	20	939,359	630,154
Current tax assets		9,270	7,184
Assets held for sale	28	—	56,001
Other current assets	21	204,142	112,983
Other current assets - related parties	27	9,576	—
Total current assets		2,271,110	2,148,062
Total assets		4,121,304	3,934,410
Equity
Share capital		(21,168)	(21,165)
Other contributed capital		(3,615,187)	(3,584,232)
Foreign currency translation reserve		26,010	15,773
Accumulated deficit		4,872,644	3,677,813
Total equity	22	1,262,299	88,189
Liabilities
Non-current liabilities
Non-current contract liabilities	4	(63,063)	(49,018)
Deferred tax liabilities	13	(3,335)	(12,470)
Other non-current provisions	23	(104,681)	(75,362)
Other non-current liabilities	17	(73,149)	(27,859)
Earn-out liability	18	(155,402)	(598,570)
Other non-current interest-bearing liabilities	12, 17	(54,439)	(31,326)
Other non-current interest-bearing liabilities - related parties	27	(1,409,244)	(43,643)
Total non-current liabilities		(1,863,313)	(838,248)
Current liabilities
Trade payables	17	(92,441)	(97,418)
Trade payables - related parties	17, 27	(275,704)	(935,161)
Accrued expenses - related parties	27	(450,000)	(157,426)
Advance payments from customers	17	(16,415)	(35,717)
Current provisions	23	(94,887)	(72,849)
Liabilities to credit institutions	25	(2,023,582)	(1,326,388)
Current tax liabilities		(12,812)	(14,394)
Interest-bearing current liabilities	12, 17	(19,547)	(11,935)
Interest-bearing current liabilities - related parties	27	(68,332)	(26,618)
Current contract liabilities	4	(112,062)	(45,119)
Class C Shares liability	18	(6,000)	(28,000)
Other current liabilities	24	(347,902)	(364,264)
Other current liabilities - related parties	27	(606)	(69,062)
Total current liabilities		(3,520,290)	(3,184,351)

Total liabilities	(5,383,603)	(4,022,599)
Total equity and liabilities	(4,121,304)	(3,934,410)
1 - Refer to Note 31 - Restatement of prior period financial statements for reconciliations between originally reported and as revised annual amounts.

Polestar Automotive Holding UK PLC
Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2021 - (Restated)	22	(1,318,752)	—	(16,365)	731,934	(603,183)
Net loss - (Restated)		—	—	—	969,298	969,298
Other comprehensive loss - (Restated)		—	—	32,318	—	32,318
Total comprehensive loss - (Restated)		—	—	32,318	969,298	1,001,616
Issuance of Convertible Notes	22	—	(35,231)	—	—	(35,231)
Issuance of new shares	22	(547,157)	—	—	—	(547,157)
Balance as of December 31, 2021 - (Restated)		(1,865,909)	(35,231)	15,953	1,701,232	(183,955)
Net loss - (Restated)		—	—	—	477,455	477,455
Other comprehensive income - (Restated)		—	—	(180)	—	(180)
Total comprehensive loss - (Restated)		—	—	(180)	477,455	477,275
Merger with Gores Guggenheim Inc.	18					—
Changes in the consolidated group		1,846,472	(1,846,472)	—	(1,512)	(1,512)
Issuance of Volvo Cars Preference Shares		(589)	(588,237)	—	—	(588,826)
Issuance to Convertible Note holders		(43)	43	—	—	—
Issuance to PIPE investors		(265)	(249,735)	—	—	(250,000)
Issuance to GGI shareholders		(822)	(521,285)	—	—	(522,107)
Listing expense		—	(372,318)	—	—	(372,318)
Transaction costs		—	38,903	—	—	38,903
Earn-out rights		—	—	—	1,500,638	1,500,638
Equity-settled share-based payment	8, 22	(9)	(9,900)	—	—	(9,909)
Balance as of December 31, 2022 - (Restated)		(21,165)	(3,584,232)	15,773	3,677,813	88,189
Net loss		—	—	—	1,194,831	1,194,831
Other comprehensive loss		—	—	10,237	—	10,237
Total comprehensive loss		—	—	10,237	1,194,831	1,205,068
Equity-settled share-based payment	8, 22	(3)	(5,390)	—	—	(5,393)
Related party capital contribution	22, 27	—	(25,565)	—	—	(25,565)
Balance as of December 31, 2023		(21,168)	(3,615,187)	26,010	4,872,644	1,262,299

Polestar Automotive Holding UK PLC
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	Note	2023	2022	2021
			(Restated)[1]	(Restated)[1]
Cash flows from operating activities
Net loss		(1,194,831)	(477,455)	(969,298)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	6	115,010	142,991	217,841
Warranty provisions	23	65,543	91,283	57,480
Impairment of inventory	6, 20	134,877	14,830	30,782
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets	6, 12, 15, 16	351,241	—	—
Finance income	11	(69,454)	(8,552)	(32,970)
Finance expense	11	213,321	108,402	45,218
Fair value change - Earn-out rights	18	(443,168)	(902,068)	—
Fair value change - Class C Shares	18	(22,000)	(35,090)	—
Listing expense	18	—	372,318	—
Income tax benefit (expense)	13	(7,138)	29,660	(3,075)
Share of losses in associates	10	43,304	—	—
Gain on sale of asset grouping	28	(16,334)	—	—
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	15, 16	10,892	11,036	—
Litigation provisions	23	35,676	—	—
Other provisions	23	19,890	23,367	11,560
Unrealized exchange (loss) gain on trade payables		26,787	(26,672)	9,876
Other non-cash expense and income		(8,510)	11,266	—
Change in operating assets and liabilities:
Inventories	20	(358,392)	(186,393)	(283,776)
Contract liabilities	4	77,424	21,629	59,074
Trade receivables, prepaid expenses, and other assets	21, 26	(151,634)	(222,691)	57,119
Trade payables, accrued expenses, and other liabilities	24, 26	(459,002)	21,981	496,782
Interest received		32,280	8,552	1,396
Interest paid		(220,147)	(68,130)	(12,564)
Taxes paid		(35,477)	(19,559)	—
Cash used for operating activities		(1,859,842)	(1,089,295)	(314,555)
Cash flows from investing activities
Additions to property, plant, and equipment	16, 26	(137,400)	(32,269)	(24,701)
Additions to intangible assets	15, 26	(457,364)	(674,275)	(102,236)
Additions to other investments		—	(2,500)	—
Proceeds from sale of property, plant, and equipment	16	1,779	—	—
Proceeds from sale of asset grouping	28	153,586	—	—
Cash used for investing activities		(439,399)	(709,044)	(126,937)
Cash flows from financing activities
Change in restricted deposits		(1,906)	—	48,830
Proceeds from short-term borrowings	25, 26, 27	3,262,831	2,149,799	698,882
Proceeds from long-term borrowings	26, 27	1,381,738	—	—
Proceeds from related party capital contribution	22, 27	25,565	—	—
Proceeds from issuance of share capital and other contributed capital	18, 22	—	1,417,973	582,388
Repayments of borrowings	25, 26, 27	(2,553,008)	(1,426,935)	(411,950)
Repayments of lease liabilities	12, 26	(21,916)	(19,448)	(8,913)

Transaction costs	18	—	(38,903)	—
Cash provided by financing activities		2,093,304	2,082,486	909,237
Effect of foreign exchange rate changes on cash and cash equivalents	3	987	(66,947)	(27,492)
Net (decrease) increase in cash and cash equivalents		(204,950)	217,200	440,253
Cash and cash equivalents at the beginning of the period		973,877	756,677	316,424
Cash and cash equivalents at the end of the period		768,927	973,877	756,677
1 - Refer to Note 31 - Restatement of prior period financial statements for reconciliations between originally reported and as revised annual amounts.

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group” and the “Group,” is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, branding and marketing, and the commercialization and selling of battery electric vehicles, and related technology solutions. Polestar Group's current lineup of battery electric vehicles consists of the Polestar 2 ("PS2"), a premium fast-back sedan, the Polestar 3 ("PS3"), a luxury aero sport-utility vehicle, the Polestar 4 ("PS4"), a premium sport utility vehicle, the Polestar 5 ("PS5"), a luxury sport grand-touring sedan, and the Polestar 6 ("PS6"), a luxury roadster. As of December 31, 2023, the PS2 and PS4 are in production while the remaining vehicles are under development. Operating sustainably is a critical priority of the Group; targeting climate neutrality by 2040, creating a climate neutral car (cradle-to-gate) by 2030, and halving the emission intensity per car sold by 2030. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 405 31 Göteborg, Sweden.
As of December 31, 2023, 2022, and 2021, related parties owned 88.3%, 89.2%, and 94.1% of the Group, respectively. The remaining 11.7%, 10.8%, and 5.9% of the Group at each respective year end was owned by external investors.
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
The merger with GGI, including all related arrangements, raised net cash proceeds of $1,417,973. Gross proceeds of $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars

Preference Subscription Agreement. Polestar incurred total transaction costs of $97,953 in connection with the merger, of which $59,050 had been recognized by GGI and deducted from the gross proceeds raised. The merger was accounted for as a reverse recapitalization, in accordance with the IFRS. Refer to Note 18 - Reverse recapitalization for additional information on the reverse recapitalization.
Immediately following the closing of the transaction, Parent changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY. Net loss per share was recast to retroactively reflect the shares issued by the parent to the Former Parent for December 31, 2022 and December 31, 2021. Refer to Note 14 - Net loss per share and Note 22 - Equity for additional information.
Basis of preparation
The Consolidated Financial Statements in this annual report of Polestar Group are prepared in accordance with the IFRS, issued by the IASB and UK-adopted international accounting standards. The Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This annual report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.
Going Concern
Polestar Group’s financial statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2024-2028 business plan.
Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar’s ability to continue as a going concern. All information available to management, including cash flow forecasts, liquidity forecasts, and internal risk assessments, pertaining to the twelve-month period after the issuance date of these Consolidated Financial Statements was used in performing this assessment.
As a result of scaling up commercialization and continued capital expenditures related to the PS2, PS3, PS4, PS5, and PS6, managing the Company’s liquidity profile and funding needs remains one of management’s key priorities. If Polestar is not able to raise the necessary funds through operations, equity raises, debt financing, or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and commercialization efforts. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the years ended December 31, 2023, 2022, and 2021, amounted to $1,194,831, $477,455, and $969,298, respectively. Negative operating and investing cash flows for the years ended December 31, 2023, 2022, and 2021, amounted to $2,299,241, $1,798,339, and $441,492, respectively. Management’s 2024-2028 business plan indicates that Polestar will generate negative operating cash flows in the near future and positive operating cash flows starting the second half of 2025; investing cash flows of Polestar will continue to be negative in the near and long-term future due to the nature of Polestar’s business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. Management’s 2024-2028 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, shareholder loans with related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
During the year ended December 31, 2023, Polestar demonstrated efforts towards achieving liquidity targets in management's 2024-2028 business plan by:
•Renegotiating the terms of its convertible credit facility with Volvo Cars to extend the principal repayment date to June 30, 2027 and achieve an additional borrowing capacity;
•Securing long-term financing support from Geely in the form of various facilities; and
•Entering into multiple short-term working capital loan arrangements with banking partners in China.
Polestar is party to financing instruments during the 12 months following the reporting period that contain financial covenants with which Polestar must comply. A failure to comply with such covenants may result in an event of default that could have material adverse effects on the business. Due to the factors discussed above, there is material uncertainty as to whether Polestar will be able to comply with all covenants in future periods. Remedies to an event of default include proactively applying for a covenant waiver prior to such event of default occurring.
Based on these circumstances, management reasonably expects there to be sufficient liquidity in the twelve-month period after the issuance date of these Consolidated Financial Statements in order for Polestar to meet its cash flow requirements, but there is substantial doubt about Polestar’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.
Note 2 - Significant accounting policies and judgements
Adoption of new and revised standards
Effects of new and amended IFRS
The following new standards and amendments effective from January 1, 2023 were adopted by the Group for the preparation of these Consolidated Financial Statements. Management concluded the adoption of any of the below accounting pronouncements did not have a material impact on the Group’s financial statements, unless otherwise noted.
In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2, Making Materiality Judgements ("IFRS Practice Statement 2"), which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments for annual periods are effective beginning on or after January 1, 2023.
In June 2020, the IASB published amendments to IFRS 4, Insurance Contracts ("IFRS 4"), which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023.
In June 2020, the IASB published amendments to IFRS 17, Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 Comparative Information ("IFRS 17"), to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendment revised the effective date to January 1, 2023 but may be applied earlier provided the entity applies IFRS 9 and IFRS 15, Revenue from Contracts with Customers ("IFRS 15") at or before the date of initial application of the Standard. Further, among other changes, the amendment (1) includes additional scope exceptions, (2) includes additional guidance for recognition of insurance acquisition cash flows, (3) clarifies the application of IFRS 17 in interim financial statements, and (4) simplifies the presentation of insurance contracts in the statement of financial position. These amendments for annual periods are effective beginning on or after January 1, 2023.
In February 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments for annual periods are effective beginning on or after January 1, 2023.
In May 2021, the IASB issued amendments to IAS 12, Income Taxes (“IAS 12”), Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments for annual periods are effective beginning on or after January 1, 2023.
In December 2021, the IASB issued an amendment to IFRS 17. Initial Application of IFRS 17 and IFRS 9 – Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract comparative information for users of financial statements. The amendment for annual periods is effective beginning on or after January 1, 2023.
In May 2023, the IASB issued amendments to IAS 12, International Tax Reform – Pillar Two Model Rules, aimed at providing clarity regarding the application of IAS 12 to income taxes stemming from tax legislation put into effect or substantially enacted to execute the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). These amendments introduce: (i) a compulsory temporary exemption concerning the accounting treatment of deferred taxes originating from the jurisdictional enforcement of the Pillar Two model rules, effective immediately upon the release of the amendment, and (ii) disclosure mandates for impacted entities, designed to aid users of financial statements in gaining a clearer understanding of an entity’s exposure to Pillar Two income taxes due to that legislation, particularly preceding the effective date of the Pillar Two model rules. These rules are applicable for annual periods beginning on or after January 1, 2023, excluding any interim periods ending on or before December 31, 2023.
The Pillar Two model rules institute a minimum effective tax rate of 15 percent on a jurisdictional level for multinational enterprise groups and significant domestic groups with annual revenues of at least €750,000 in their consolidated financial statements for a minimum of two of the previous four fiscal years. Based on the information available to date, management does not expect any material impacts for the Group as a result of the legislation.
New and amended IFRS issued but not yet effective
Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective for annual periods ended December 31, 2023, will not have a material impact on the Group’s financial statements, unless otherwise noted.
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
In September 2022, the IASB issued an amendment to IFRS 16, Leases ("IFRS 16"), which clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment for annual periods is effective beginning on or after January 1, 2024.
In October 2022, the IASB issued an amendment to IAS 1 which clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment for annual periods is effective beginning on or after January 1, 2024.

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows ("IAS 7") and IFRS 7, Financial Instruments: Disclosures: Supplier Finance Arrangements ("IFRS 7"), to implement new disclosure requirements to improve clarity and usefulness of information provided by entities concerning supplier finance arrangements. These changes aim to help users of financial statements understand the impact of supplier finance arrangements on an entity’s liabilities, cash flows, and exposure to liquidity risk. The amendments for annual periods are effective beginning on or after January 1, 2024.
In June 2023, International Sustainability Standards Board ("ISSB") issued IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information ("IFRS S1"), and IFRS S2, Climate-related Disclosures ("IFRS S2"). IFRS S1 provides the basic requirements for sustainability disclosures, which should be used with IFRS S2 as well as the future Standards the ISSB releases. IFRS S2 has been developed specifically to capture climate-related risks and opportunities disclosure requirements. These standards for annual periods are effective beginning on or after January 1, 2024.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which outlines the requirements for the presentation and disclosure of information in financial statements. It includes the requirement to classify income and expenses into three new categories: operating, investing, and financing. IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027.
In May 2024, the IASB issued IFRS 19, Subsidiaries without Public Accountability: Disclosures ("IFRS 19"), which specifies reduced disclosure requirements that eligible entities can apply instead of the disclosure requirements in other IFRS accounting standards. This standard for annual periods is effective beginning on or after January 1, 2027.
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
Restatement
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023, management identified various misstatements in our previously issued 2021 and 2022 annual financial statements.
The prior period errors relate primarily to (i) accounting for Inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes.
Management has assessed the materiality of the misstatements on the 2021 and 2022 financial statements in accordance with the SEC Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality. Based on this, management concluded that the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Accordingly, these misstatements have been corrected, including the previously recorded out of period adjustments, for all periods presented by revising the accompanying consolidated financial statements.
The accompanying notes to the consolidated financial statements reflect the impact of this revision. Refer to Note 31 - Restatement of prior period financial statements for reconciliations between originally reported and as revised annual amounts.
Basis of consolidation
The consolidated accounts include the Parent company and all subsidiaries over which the Parent, either directly or indirectly, exercises control. The Parent controls an entity when the Parent is exposed to, or has rights to, variable returns from its involvement with the entity, has the ability to affect those returns through its power over the entity, and if it has power over decisions which affect investor returns (i.e., voting or other rights). All subsidiaries are fully consolidated from the date on which control is transferred to the Parent. They are deconsolidated from the date that control ceases. All inter-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated upon consolidation. As of December 31, 2023, 2022 and 2021, the Parent had thirty-three, thirty-three, and thirty-three fully consolidated subsidiaries, respectively. Additionally, the Group has an equity method investment in Polestar Technology (Shaoxing) Co., Ltd (“Polestar Technology”), where Polestar owns 49% of the Company’s equity and 40% of the voting interest on Polestar Technology’s Board of Directors.
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
For more information about currency risk, see Note 3 - Financial risk management.
Accounting policies
Use of estimates and judgements

The preparation of these Consolidated Financial Statements, in accordance with IFRS, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Details of critical estimates and judgements which the Group considers to have a significant impact upon the financial statements are set out below and the corresponding impacts can be seen in the following notes:
•Revenue recognition – The expected cost plus a margin method is used for determining the transaction price of performance obligations included with sales of vehicles and the delivery of the vehicle itself. The Company transitioned from the residual method to the expected cost plus a margin method, effective from the fourth quarter of the year ended December 31, 2023. Polestar determines the expected cost plus a margin by factoring internal cost data captured from the inventory net realizable value. This information is supported by vehicle sales data from the past four consecutive years. Polestar also offers volume related discounts to fleet customers which impacts its estimation of the consideration it will be entitled to in exchange for the delivery of vehicles. Sales of vehicles with repurchase obligations are accounted for as operating leases and the related revenue is recorded as lease income. – Note 4 - Revenue.
•Intangible assets – Polestar conducts various internal development projects which are divided into the concept phase and product development phase. Once a project reaches the product development phase, internally developed intellectual property is capitalized in intangible assets. Polestar conducts an analysis to estimate the useful life for internally developed intellectual property, acquired intellectual property, and software at the point in time when they are capitalized in intangible assets. – refer to Note 15 - Intangible assets and goodwill.
•Impairment of intangible assets and goodwill – Polestar conducts routine evaluations of its intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts an impairment test at the cash generating unit ("CGU") level. Polestar Group has 4 CGUs. – refer to Note 15 - Intangible assets and goodwill.
•A CGU is defined as the smallest identifiable group of assets that generates largely independent cash inflows. Determining the number of CGUs and composition of each CGU requires judgments to be made about the interdependence of Polestar's capital intensive (i.e., Property, plant, and equipment and Intangible assets) and working capital assets related to cash flow generation.
•Polestar conducts routine evaluations of its investment in associates to determine if there is objective evidence that the investment is impaired. Polestar will recognize an impairment loss when there is objective evidence of impairment as a result of events that have a negative impact on the estimated future cash flows generated by Polestar's investment in its associates – refer to Note 10 - Investment in associates.
•Impairment of inventory – Polestar conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value ("NRV"). NRV is based on the estimated selling price of inventories less, estimated costs of completion. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Polestar conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.
•Valuation of loss carry-forwards – The recognition of deferred tax assets requires estimates to be made about the level of future taxable income and the timing of recovery of deferred tax assets, taking into account the relevant tax jurisdictions – refer to Note 13 - Income tax benefit (expense).
•Valuation of the financial liability for the Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) – Class C-1 Shares are publicly traded on the NASDAQ (i.e., an active market). Class C-2 Shares are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques – refer to Note 18 - Reverse recapitalization.
•Valuation of the financial liability for the Former Parent’s contingent Earn-out rights – The contingent Earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques – refer to Note 18 - Reverse recapitalization.
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
Marketable securities
Marketable securities are financial instruments with maturities less than one year when acquired that can quickly be converted into cash. Polestar’s marketable securities consist of short-term money market funds (i.e., time deposits in banks). As of December 31, 2023 and 2022, the Group had no marketable securities.
Restricted cash

Restricted cash are Cash and cash equivalents held by Polestar for specified use which are unavailable to the overall Group for general, operational purposes. As of December 31, 2023 the Group had restricted cash of $1,834 which is presented as Other non-current assets in the Consolidated Statement of Financial Position. As of December 31, 2022 the Group did not have any restricted cash.
Government grants
The Group’s subsidiaries based in the People’s Republic of China received government grants which were conditioned to be used for production related costs and grants for non-specified purposes. The Group’s subsidiary based in the UK received government grants conditioned to be used for product development activities. Neither of these grants are tied to the future trends or performance of the Group and are not required to be refunded under any circumstance. For grants received related to assets the Group deducts the grant from the carrying value of the asset. The grant is then recognized in profit and loss over the life of the depreciable asset as a reduction of the depreciation expense. The amount of government grants received related to assets as of December 31, 2023 and 2022 was $4,223 and $3,745, respectively.
The Group’s subsidiary based in Ireland received government grants related to incentivizing the use of zero emission vehicles. The incentive is given by the Sustainable Energy Authority of Ireland (SEAI) to support the switch to zero emission vehicles in Ireland. The Group's subsidiary based in Sweden received government grants related to incentivizing innovation and sustainable growth. This incentive is given by Vinnova - Sweden's innovation agency. Receipt of such grants is either reported as a deduction to the related expense or as Other operating income, depending on the nature of the grant received. The amount of government grants received as of December 31, 2023, 2022 and 2021 was $1,402, $59 and $309, respectively.
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
These services and maintenance and connected services are considered stand-ready obligations as Polestar cannot determine (1) when a customer will access a service, or (2) the quantity of a service the customer will require (i.e., delivery is within control of the customer). Polestar uses an expected cost plus a margin method for estimating the transaction price for these stand-ready obligations as this is determined to be the most suitable method for estimating stand-alone selling price for performance obligations other than the vehicle. These services are available throughout the automotive industry, there is public information that is readily accessible, and there is a stable market and cost structure to determine the appropriate inputs to the cost-plus margin calculation. The related performance obligations are satisfied in accordance with the terms of each service, and revenue is deferred and recognized on a straight-line basis over the contract period as a stand-ready obligation. The deferred revenue is presented as Current and Non-current contract liabilities, since the customers’ payments are made before the services are transferred.
Polestar recognizes revenue related to the extended service on a straight-line basis over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Polestar recognizes revenue related to connected services on a straight-line basis over the 8-year period following initial recognition, consistent with the expected utilization of the services.
The stand-alone selling price associated with the delivery of the vehicle is determined using an expected cost plus a margin method. Historically, Polestar used the residual method to determine the stand-alone selling price associated with the delivery of the vehicle. Effective from the fourth quarter of the year ended December 31, 2023, the Company transitioned from the residual method to the expected cost plus a margin method. Polestar transitioned away from the residual method as a result of new information leading to the refining of estimation techniques to provide a more relevant and appropriate estimate. Due to more experience, arising from four consecutive years of car sales and the availability of more accurate data, we have determined that the expected cost plus a margin method is more suitable. This change has been accounted for prospectively as a change in accounting estimate in accordance with IAS 8. The effect of this change in estimate when recalculating revenue and deferred revenue under the new approach is immaterial. The transaction price allocated to the delivery of the vehicle is recognized at a point in time on the delivery date. Polestar has continued to evaluate and monitor the number of observable inputs available for use in estimating the stand-alone selling price of its vehicles.
Vehicles were historically only sold to individuals (end customers), fleet customers, financial service providers, and dealers. During the year ended December 31, 2022, Polestar began selling to importers as well. Importer markets exist where the Group does not have its own direct sales unit, so a third party imports Polestar vehicles and sells them to end users.
Since commercialization of Polestar vehicles commenced in the third quarter of 2020, the Group has not recognized a significant number of customer returns, and therefore has not accrued any obligations for returns, refunds, or other similar obligations for the years ended December 31, 2023 and 2022. Further, contracts with importers specify that the importer does not have the right to return vehicles.
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
In certain jurisdictions, Polestar is unable to independently sell the carbon credits allocated to its vehicles due to the fact that the vehicles were not physically manufactured by Polestar. In this case, the legal manufacturer remits the full compensation received for the credit sold to Polestar where the legal manufacturer acts as a "pass through." The compensation received for these carbon credits is recognized within Other income on the Consolidated Statement of Loss and Comprehensive Loss.
There are no significant payment terms as payment is due near the date of invoice.
Vehicle leasing revenue
During the years ended December 31, 2023 and December 31, 2022, Polestar Group entered into operating lease arrangements that mainly relate to vehicles sold with repurchase obligations. The Group entered into transactions to sell vehicles under which the Group maintains the right or obligation to repurchase the vehicles from the customer in the future (i.e., a forward or call option). The Group accounts for such arrangements as operating leases and records revenue from the sale of related vehicles as lease income.
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
Other revenue

Other revenue consists of revenue generated through the Group’s sale of research and development services and intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to source and sell parts and accessories for the Group’s vehicles to customers in exchange for sales-based royalties to Polestar Group. Other revenue also includes the sale of technology to other related parties.
The performance obligation related to the sale of research and development services is satisfied over time as Polestar maintains an enforceable right to payment as costs are incurred and services are provided. As such, revenue from the sale of research and development services is recognized over time.
The performance obligation related to intellectual property licensed to Volvo Cars is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars and therefore has the ability to direct the use of, and obtain the benefits from, the license. The Group recognizes license revenue from sales-based royalties in the period in which Volvo Cars’ sales of parts and accessories occur.
The performance obligation related to the sales of technology to other related parties is satisfied at the point in time the Group transfers the Intellectual property to the related party.
There are no significant payment terms as payment is due near the date of invoice.
Contract liabilities
Contract liabilities to customers are obligations related to contracts with customers and are recognized when Polestar Group is obligated to transfer goods or services. Contract liabilities to customers include sales generated obligations, deferred revenue from service contracts (i.e., services to be performed) and operating leases, and Connected Services related to the Polestar 1 (“PS1”) and Polestar 2 (“PS2”).
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
Cost of sales
For the years ended December 31, 2023, 2022 and 2021, Cost of sales amounted to $2,791,643, $2,343,302, and $1,336,688, respectively. Costs of sales are related to the sales of vehicles and related accessories and services, which primarily consists of contract manufacturing costs, depreciation related to PPE and right-of-use assets, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, and charges to write down the carrying value of inventory when it exceeds the estimated net realizable value. Sales of software and performance engineered kits and other revenue are related to items which were originally developed with the intent of internal use, not with the intent to sell. As such, all costs were appropriately capitalized or expensed as described in Accounting policies – Intangible assets and goodwill – Internally developed IP.
Employee benefits
Polestar Group compensates its employees through short-term employee benefits, other long-term benefits, and post-employment benefits. Generally, an employee benefit is recognized in accordance with IAS 19, when an employee has provided service in exchange for employee benefits to be paid in the future or when Polestar Group is contractually committed to providing a benefit without a realistic probability of withdrawal from its commitment.
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
Polestar Group’s only defined benefit plan is the ITP 2 plan in Sweden. This plan is accounted for as a multi-employer defined contribution plan under IAS 19 because Alecta does not distribute sufficient information that enables employers to identify their share of the underlying financial position and performance of ITP 2. This treatment is specific to companies operating in Sweden under the guidance discussed in the Swedish Financial Reporting Board pronouncement UFR 10, Accounting for the pension plan ITP 2 financed through an insurance in Alecta, and IAS 19.32–39, Multi-employer plans. The premiums for retirement pensions and survivor’s pensions are calculated individually and are based on salary, previously earned pension benefits, and expected remaining years of service, among other factors. Premiums of $4,532 are estimated to be paid to Alecta for the year ended December 31, 2023 related to ITP 2.
Polestar Group’s share of the total savings premiums for ITP 2 in Alecta for the years ended December 31, 2023, 2022 and 2021, amounted to 0.31903%, 0.20597%, and 0.13056%, respectively. Further, Polestar Group’s share of the total number of active policy holders as of December 31, 2023, 2022 and 2021, amounted to 0.08470%, 0.07340%, and 0.04485%, respectively. The collective consolidation level comprises the market value of Alecta’s asset as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions. The collective funding ratio is normally allowed to vary between 125% and 175%. If the consolidation level falls below 125% or exceeds 175%, measures are taken to increase the contract price for new subscriptions and to expand exiting benefits or introduce premium reductions. As of December 31, 2023, 2022 and 2021, Alecta’s surplus of consolidation level amounted to 158%, 172%, and 172%, respectively.
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
As of December 31, 2023 the Group had granted equity settled share-based payments to the Executive Management Team ("EMT") (i.e., CEO, CFO, and COO1), and other key management members in the form of restricted stock units (“RSU”), and performance stock units (“PSU”) through the 2022 Omnibus Incentive Plan. As of December 31, 2022, the Group granted equity settled share-based payments to employees in the form of free shares, restricted stock units (“RSU”), and performance stock units (“PSU”) through the 2022 Omnibus Incentive Plan. During 2022, the Group also granted equity settled share-based payments in exchange for certain marketing services through November 1, 2023 and the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 18 - Reverse recapitalization for detail on the merger with GGI. Refer to Note 8 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan and marketing service agreement.
Leases
Polestar as lessee
At inception of a contract, the Group assesses whether the contract is or contains a lease. In determining the lease term, management considers all relevant facts and circumstances related to exercising an extension option or not exercising a termination option. Such options are only included in the lease term if the extension option or termination option is reasonably certain to be exercised or not exercised, respectively. If circumstances surrounding the Group’s decision related to extension and termination options change, the Group reassesses the term of the lease accordingly. As of December 31, 2023 and 2022, no material lease extension options existed.
At the lease commencement date, a Right of Use ("ROU") asset and a lease liability are recognized on the Consolidated Statement of Financial Position with respect to all lease arrangements in which the Group is a lessee. The lease liability is initially measured at an amount equal to the present value of the future lease payments under the lease contract, discounted by the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise in-substance fixed payments, among other fixed lease payments, and variable lease payments that depend on an index or a rate, the exercise price of purchase options (if the lessee is reasonably certain to exercise the options), and payments of penalties for terminating the lease (if the lease term reflects the exercise of an option to terminate the lease). The practical expedient of including non-lease components in the measurement of the lease liability for all asset classes is applied.
The ROU asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, and the estimate of costs to dismantle and remove the underlying asset or the site
1 From August 31, 2023 there is no longer a Chief Operating Officer, “COO”, in the EMT.

on which it is located, less any lease incentives received. The asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term, except ROU assets that are used in the manufacturing of vehicles, which are depreciated on a production basis and capitalized into inventory. For more information regarding amortization of the ROU asset, refer to Note 12 - Leases. The ROU asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
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
On the Consolidated Statement of Financial Position, the lease liabilities are presented within Interest-bearing current liabilities and Other non-current interest-bearing liabilities in the Consolidated Statement of Financial Position. In the Consolidated Statement of Loss and Comprehensive Loss, depreciation expense of the ROU assets is presented on the same line item(s) as similar items of PPE. The interest expense on the lease liability is presented as part of finance expense. In the Consolidated Statement of Cash Flows, amortization of the lease liability is presented as a cash flow from financing activities. Payments of interest, short-term leases and leases of low value are presented as cash flows from operating activities.
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
Polestar as lessor
In the Consolidated Statement of Financial Position, vehicles associated with the Group’s operating leases are recognized as non-current assets and presented as Vehicles under operating leases. The vehicles are initially measured at cost and depreciated on a straight-line basis over their respective lease term to their estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term. Liabilities related to repurchase obligations are recognized as other non-current and current liabilities. Following repurchase by Polestar, the vehicles are reclassified to Inventories.
Finance income and expense
Finance income and expense represent items outside the Group’s core business. These items are presented separately from Operating loss and include net foreign exchange rate gains (losses) on financial activities, interest income on bank deposits, other finance income, expenses to credit facilities, interest expense, and other finance expenses.
Income tax benefit (expense)
Polestar Group’s Income tax benefit (expense) consists of current tax and deferred tax. Taxes are recognized in the Consolidated Statement of Loss and Comprehensive Loss, except when the underlying transaction is recognized directly in equity, whereupon related taxation is also recognized in equity.
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
The assessment of the potential exposure to Pillar Two income taxes is based on the Group’s consolidated financial statements for the current year. Based on the assessment performed, the transitional safe harbor relief applies for most jurisdictions and in the few jurisdictions where this relief does not apply, the full ETR calculation results in an effective tax rate above 15%. Management is not currently aware of any circumstances under which this might change. Therefore, the Group does not expect a potential exposure to Pillar Two top-up taxes.
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

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs	Treasury share[1]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period
Convertible Credit Facilities with Volvo Cars and Geely	If the instrument is converted, the number of shares issued on the date of the conversion
1 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Intangible assets and goodwill
An intangible asset is recognized when it is identifiable, Polestar Group controls the asset, and it is expected to generate future economic benefits. Intangible assets have either finite or indefinite lives. Finite lived intangible assets are patents, intellectual property (“IP”), both acquired and internally developed, and software. Indefinite lived intangible assets are Goodwill and Trademarks.
Intangible assets are measured at acquisition or internal development cost, less accumulated amortization and, as applicable, impairment loss. Intangible assets with finite lives are amortized on a straight-line basis. The Group makes estimates and judgements related to expected usage of intangible assets in accordance with management’s 2024-2028 business plan, product life cycles, technological obsolescence, developments, and advancements specific to the battery electric vehicle industry. Management estimates the useful life of intangible assets by taking into account judgements on how the Group plans to utilize such intangibles in accordance with the business plan and any related rights and obligations under its contractual agreements. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The useful lives of intangible assets with indefinite useful lives, goodwill and trademarks, are assessed annually to determine whether the indefinite designation continues to be appropriate. Intangible assets with indefinite useful lives are tested for impairment annually or if an event which could give rise to impairment occurs.
Manufacturing engineering
Polestar Group has entered into agreements with Volvo Car Group (“Volvo Cars”) and Zhejiang Geely Holding Group Company Limited (“Geely”), related parties regarding manufacturing engineering for the development of Polestar's vehicles. Amortization of manufacturing engineering is capitalized into inventory on a production basis.
Acquired IP
Polestar Group has entered into agreements with Volvo Cars and Geely, a related party, regarding patent rights, the development of technology for both upgrades of existing models and upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar Group is in control of the developed product, either through a license or through ownership of the IP.
Acquired IP are finite-lived intangible assets which are amortized once the acquired IP is ready for its intended use, over their estimated useful lives for 3-7 years. The remaining useful life of acquired IP is between 1-6 years. During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its acquired IP related to the PS2. Historically, amortization of acquired IP related to the PS1 and PS2 was included in Research and development expenses as it represented foundational IP that was leveraged across multiple vehicle models. However, in the fourth quarter of the year ended December 31, 2023, there was a change where the acquired IP related to the PS2 was no longer amortized into Research and development expenses and was instead capitalized into inventory. The change occurred due to changes in the way the PS2 acquired IP will be used in Polestar's other vehicle models. As a result, there was a change in estimate related to the method of depreciation used for the acquired IP from the straight-line method to the units of production method. Because of this change in use, it is more appropriate to use the units of production method over the remaining life-time units to be produced. This provides an accurate estimate of the per-unit cost attributable to the acquired IP. The total impact of these changes is a decrease in Research and development expenses of $12,485 and an increase to Inventories of $3,402.

Amortization of acquired IP related to the PS1 terminated in connection with the end of PS1 production as planned as of December 31, 2021. All PS1 assets have been fully amortized.
Internally developed IP
Internally developed IP are finite-lived intangible assets which are amortized over their estimated useful lives for 3-7 years. Amortization of internally developed IP is included in Research and development expenses and commences when the internally developed IP is ready for its intended use.
During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its internally developed IP related to the PS2. Historically, amortization of internally developed IP related to the PS1 and PS2 was included in Research and development expenses as it represented foundational IP that was leveraged across multiple functions of the Group. However, in the fourth quarter of the year ended December 31, 2023, there was a change where the internally developed IP related to the PS2 was no longer amortized into Research and development expenses and was instead capitalized into inventory. As a result, there was a change in estimate related to the method of depreciation used for the acquired IP from the straight-line method to the units of production method. Because of this change in use, it is more appropriate to use the units of production method over the remaining life-time units to be produced. This provides an accurate estimate of the per-unit cost attributable to the acquired IP. The impact of these changes is immaterial.
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
Research and development expense recognized for the years ended December 31, 2023, 2022 and 2021, amounted to $158,406, $174,916, and $234,019, respectively. Research and development expense for the years ended December 31, 2023 and 2022 was substantially related to PS2 technology. Research and development expense recognized for the year ended December 31, 2021 was substantially related to the amortization of PS1 technology with some amortization related to PS2 technology.
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
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination. Goodwill was generated as a result of Volvo Cars acquiring Polestar Group in July 2015. For more detailed information on goodwill and intangible assets, see Note 15 - Intangible assets and goodwill.
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
Buildings under development are measured at actual costs. The actual costs include various construction expenditures during the construction period, borrowing costs capitalized before the building is ready for intended use, and other relevant costs. Buildings under development are not depreciated and are transferred to buildings when ready for the intended use.
Tooling
Polestar owns the unique tooling which is used in the manufacturing of its vehicles. Tooling is depreciated on a production basis and capitalized into inventory.
PPE, excluding tooling, are depreciated on a straight-line basis down to their residual value, which is typically estimated to be zero, over their estimated useful lives. Each part of a tangible asset, with a cost that is significant in relation to the total cost of the item, is depreciated separately when the useful life for that part differs from the useful life of the other parts of the item.

The following useful lives are applied in Polestar Group:

Asset	Useful lives (in years)
Buildings	30-50
Machinery and equipment (excluding tooling)	3-7
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
For the impairment assessment, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-generating-unit or CGU). Prior to December 31, 2023, Polestar tested assets for impairment under a single CGU as all assets were concentrated around fewer product lines with largely the same assets in use to generate cash flows. Prior to the year ended December 31, 2023, Polestar's entire business constituted a single CGU. As the business has grown, the capital intensive assets used to generate each model have become largely independent and therefore generate independent cash flows. Polestar's evaluation of its CGUs changed during the year ended December 31, 2023, triggered by the commercialization of the Polestar 4, production of the Polestar 3, and changes in the expected usage of intangible assets undergoing internal development. For the year ended December 31, 2023, Polestar has four cash generating units: (1) the Polestar 2, (2) the Polestar 3, (3) the Polestar 4, and (4) internal development projects, mainly the Polestar 5, Polestar 6, and PX2 powertrain. Any impairment recognized due to the change in Polestar's evaluation of its CGUs constitutes a change in accounting estimate.
Goodwill is allocated based on the nature of the transaction which gave rise to the Goodwill and the consequential synergies. Accordingly, Goodwill is not allocated to a specific CGU due to the nature of the transaction which generated such Goodwill. Similarly, the Polestar trademark is not allocated to a specific CGU. Goodwill and trademarks are tested for impairment at the corporate level which reflects all assets of the Company, as a whole.
In testing a CGU for impairment, Polestar compares the CGU’s carrying amount to its recoverable amount. Polestar calculates the recoverable amount using Level 3 measurement inputs because a quoted or observable price is not available in active markets related to the Group's CGUs. The recoverable amount is the higher of the CGU’s fair value less costs of disposal or “Value In Use.” Value In Use is defined as the present value of the future cash flows expected to be derived from an asset (i.e., a discounted cash flow). For the year ended December 31, 2023, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2024-2028 business plan. All CGUs use an after tax discount rate of 15.5%. For the year ended December 31, 2022, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2023-2027 business plan and an after-tax discount rate of 14.0%.
The terminal growth rate is for cash flows through the following 10 years. Polestar did not apply a terminal growth rate in calculating each CGU's cash flows when testing the CGUs for impairment for the year ended December 31, 2023. For the year ended December 31, 2022 a terminal growth rate of 2.0% for cash flows through the following 10 years was used.
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
Mainly due to a decrease in forecasted demand for the assets generated through the PS2 CGU, Polestar impaired its PS2 CGU as of December 31, 2023. The recoverable amount of the PS2 CGU was $696,950, resulting in an impairment loss of $351,241. No impairment losses were recognized as of December 31 2022, and 2021.
Equity method investments
Polestar applies the equity method of accounting when it has an ownership interest that conveys significant influence over the associate, typically through interest in the voting stock of the associate of between 20% and 50%.
Under the equity method of accounting, at the date of acquisition, the investment is recorded at cost and the Group’s proportionate share of the unconsolidated associate’s net income or loss is included in the Consolidated Statement of Comprehensive Loss, adjusted to eliminate intercompany gains and losses.
The carrying amount of the Group’s investment is adjusted to recognize its share of realized profit or loss. If Polestar's share of realized losses exceeds the carrying amount of its investment, the investment balance will be written down to not less than zero. In future periods, when Polestar’s share of associate earnings returns to positive, the earnings will be netted against all previously unrecognized losses, providing recognized earnings.

Polestar eliminates its unrealized profit from downstream inventory transactions against the carrying amount of its investment. If the unrealized profit exceeds the balance of the investment, Polestar will reduce the carrying amount of its investment to zero. Any remaining portion of Polestar’s share of unrealized profit will not be eliminated.
Polestar conducts routine evaluations of its investment to determine if there are any indicators of impairment present and if there is subsequently objective evidence that the investment is impaired and will recognize an impairment loss when there is a decline in value below carrying value that is other than temporary.
As of December 31, 2023 Polestar has an equity method investment in Polestar Technology (Shaoxing) Co., Ltd ("Polestar Technology"), recognized within Investment in associates in the Consolidated Statement of Financial Position.
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
A financial asset or a portion of a financial asset is derecognized when the asset is settled or when substantially all significant risks and benefits linked to the asset have been transferred to a third party. Where Polestar Group concludes that all significant risks and benefits have not been transferred, the portion of the financial assets corresponding to Polestar Group’s continuous involvement continues to be recognized.
Financial assets and liabilities are presented separately in the Consolidated Statement of Financial Position except where there is a legally enforceable right to offset the recognized amounts and there is an intention of settling them on a net basis, to realize the assets and settle the liabilities simultaneously.
Financial liabilities
Financial liabilities in the Consolidated Statement of Financial Position encompass Liabilities to credit institutions, Trade payables, other current and non-current financial liabilities, and derivative liabilities (i.e., Earn-out rights and Class C Shares).
A financial liability or a portion of a financial liability is derecognized when the obligation in the contract has been fulfilled, cancelled or has expired.
The Group classifies its derivative financial instruments and marketable securities as carried at FVTPL, while all other financial assets and liabilities are carried at amortized cost. Refer to Note 18 - Reverse recapitalization for additional information on the Earn-out rights and the Class C Shares.
Impairment of financial assets
The Group assesses, on a forward-looking basis, the expected credit loss associated with financial assets measured at amortized cost. For the initial recognition of financial assets carried at amortized cost, primarily Trade receivables with similar risk characteristics, an analysis is made to identify the need for a provision for expected credit losses (“ECL”). The Group uses the simplified approach for estimating ECLs, which requires expected lifetime losses to be recognized from the initial recognition of the receivable. The Group considers historical credit loss experience, current economic conditions, supportable forecasts for future economic conditions, macroeconomic conditions, and other expectations of collectability. The ECL provision is reevaluated on an ongoing basis after initial recognition.
When an ECL is calculated, and if it is material, it is recognized in an allowance account which decreases the amount of Trade receivables. The amount of the expected credit loss will be recognized as an expense in the Consolidated Statement of Loss and Comprehensive Loss. As of December 31, 2023 and 2022, the Group has recognized de minimis write-offs on receivables due from unrelated parties.
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
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of December 31, 2023, the fair value of the Class C-2 Shares was determined to equal $1,080 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.24 per share, an implied volatility of 88%, a risk-free rate of 3.9%, a dividend yield of $0, and a 1,000 time-steps for the binomial lattice option pricing model. As of December 31, 2022, the fair value of the Class C-2 Shares was determined to equal $10,080 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $1.12 per share, an implied volatility of 89%, a risk-free rate of 4.0%, a dividend yield of $0, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 18 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights
The Former Parent’s contingent earn-out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The Earn-out liability is presented in non-current liabilities within the Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn-out is determined using a Monte Carlo simulation that incorporates a term of 3.98 years, the five earn-out tranches, and the probability of the Class A Shares in Parent reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in Parent to the Former Parent. As of December 31, 2023, the fair value of the earn-out was determined to equal $155,402 by leveraging an implied volatility of 80% and a risk-free rate of 3.9%. As of December 31, 2022, the fair value of the earn-out was determined to equal $598,570 by leveraging an implied volatility of 75% and a risk-free rate of 4%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 18 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Valuation methodology for the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan
The fair value of the RSUs granted April 3, 2023 was determined by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per RSU). The fair value of the RSUs granted September 9, 2022 was determined by the reference Group's share price of $6.72 on the grant date. The fair value of PSUs granted April 3, 2023 and September 9, 2022 was determined by calculating the weighted-average fair value of the 368,732 and 241,705 respective units linked to market-based vesting conditions and the 1,106,195 and 644,116 respective units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s closing share price of $3.79 and $6.72 on the business day immediately preceding the grant date (i.e., $3.79 and $6.72 per unit) April 3, 2023 and September 9, 2022. The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate.
For the shares granted April 3, 2023, the fair value per unit of the units linked to market-based vesting conditions was determined to be $3.33 by leveraging an implied volatility of 75%, a peer group historical average volatility of 63.5%, a risk-free rate of 3.8%, a simulation term of 2.7 years, a dividend yield of 0%, and 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $3.68. For the shares granted September 9, 2022, the fair value per unit of the units linked to non-market-based vesting conditions was determined to be $7.93 by leveraging an implied volatility of 70%, a peer group historical average volatility of 81.9%, a risk-free rate of 3.5%, a simulation term of 2.3 years, a dividend yield of nil, and a 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $7.02. Refer to Note 8 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan.
Inventories
Inventories in Polestar Group includes new, used, and internal vehicles. Internal vehicles are those used by employees or the Group for demonstration, test drive, and various other operating purposes that will be sold as used vehicles. Most internal vehicles are utilized for a period of one year or less prior to sale. Inventories are measured at the lower of acquisition or manufacturing cost and NRV and consist primarily of finished goods as of December 31, 2023 and 2022. NRV is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The acquisition or manufacturing costs of inventory includes costs incurred in acquiring the inventories and bringing them to their present location and condition, including, but not limited to, costs such as freight and customs duties, and certain costs related to IP. Costs for selling, administration and financial expenses are not included. For groups of similar products, a group valuation method is applied. The cost of similar assets is established using the first-in, first-out method (FIFO). The estimate of the provision for impairment of Inventories is determined for those assets that have lost their value.
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
Warranty provisions
The Group issues various types of product warranties, under which the Group generally guarantees the performance of products delivered and services rendered for a certain period of time. The estimated warranty costs include those costs which are related to contractual warranties, warranty campaigns (i.e., recalls), and warranty cover in excess of contractual warranties or campaigns. Warranty cover in excess of contractual warranties or campaigns occurs when Polestar Group provides a customer warranty type assistance, above and beyond the stated nature of the contract. This type of warranty cover is normal practice in maintaining a strong business relationship with the customer; the Group accordingly includes the estimate of this provision in total estimated warranty costs. In the future, the Group, may at various times initiate a recall if any products or vehicle components, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations.
All warranty provisions are recognized at the time of the sale of vehicles. The initial calculations of the warranty provisions are based on historical warranty statistics, considering factors like known quality improvements and costs for remedying defaults. The warranty provisions are subsequently adjusted if recalls for specific quality problems are made. On a semi-annual basis, the provisions are adjusted to reflect the latest available data such as actual spend and exchange rates. The provisions are reduced by warranty reimbursements from suppliers. Such refunds from suppliers decrease Polestar Group’s warranty costs and are recognized to the extent these are considered to be virtually certain, based on historical experience or agreements entered into with suppliers.
Employee benefits provisions
Employee benefits provisions comprise estimated costs related to short-term incentive programs, long-term incentive programs, and post-employment benefit programs. Estimates for these provisions primarily give consideration to employment agreements and regular internal determinations made by the Board's compensation committee regarding cash-based incentives for employees. Refer to the Employee benefits section elsewhere in this footnote for additional discussion on the Group's incentive and post-employment benefits programs.
Litigation provisions
Litigation provisions comprise estimated costs for advisors, settlements, and other legal costs associated with lawsuits under which the Group is a defendant or in circumstances where the Group has indemnified other parties subject to a lawsuit. Estimates for these provisions give consideration to advice from advisors, precedents set by outcomes from lawsuits of similar nature, legal budgets, and internal assessments of trial timing and risk. Refer to Note 23 - Current and non-current provisions for additional detail of individual litigation provisions for circumstances where the Group's exposure is deemed material.

Other provisions
Other provisions primarily comprise estimated costs for taxes and other miscellaneous items. Estimates for these provisions give consideration to historical trends, various other risks, and specific agreements related to recoveries provided by suppliers which cannot be allocated to any other class of provision.
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
Note 3 - Financial risk management
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
Transaction exposure risk
Currency transaction risk arises from commercial transactions and settlement of recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity.
For example, Polestar purchases vehicles in CNY via a SEK denominated legal entity from Volvo Cars' Taizhou plant in China (see Note 27 - Related party transactions for further discussion on contract manufacturing arrangements). Under this contract manufacturing arrangement with Volvo Cars, Polestar's purchasing entity bears the currency transaction risk upon purchasing and recognizing the vehicles in inventories, which are denominated in SEK. As the SEK/CNY exchange rate fluctuates, the amount of SEK required to purchase a vehicle in CNY has a corresponding fluctuation. During the year ended December 31, 2023, the SEK strengthened against the CNY by approximately 7.58%, from 0.66 SEK/CNY on January 1, 2023 to 0.71 SEK/CNY as of December 31, 2023. During the comparative period, the SEK deteriorated against the CNY by approximately 5.7%, from 0.70 SEK/CNY on January 1, 2022 to 0.66 SEK/CNY as of December 31, 2022.
During the year ended December 31, 2023, the Group was primarily exposed to changes in CNY/SEK, GBP/SEK, USD/SEK, and AUD/SEK foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2023 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
CNY/SEK exchange rate - increase/decrease 10%	-/+	14,248
GBP/SEK exchange rate - increase/decrease 10%	+/-	10,645
USD/SEK exchange rate - increase/decrease 10%	+/-	3,236
AUD/SEK exchange rate - increase/decrease 10%	+/-	2,264
During the year ended December 31, 2022, the Group was primarily exposed to changes in CNY/SEK, USD/SEK, EUR/SEK, and CNY/USD foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2022 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
CNY/SEK exchange rate - increase/decrease 10%	-/+	60,213
USD/SEK exchange rate - increase/decrease 10%	+/-	15,133

EUR/SEK exchange rate - increase/decrease 10%	+/-	14,975
CNY/USD exchange rate - increase/decrease 10%	+/-	7,481
During the year ended December 31, 2021, the Group was primarily exposed to changes in the CNY/SEK, CNY/USD, USD/SEK, and EUR/SEK foreign exchange rate. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2021 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
CNY/SEK exchange rate - increase/decrease 10%	-/+	60,598
CNY/USD exchange rate - increase/decrease 10%	+/-	24,957
USD/SEK exchange rate - increase/decrease 10%	+/-	14,888
EUR/SEK exchange rate - increase/decrease 10%	-/+	3,677
The Group’s overall transaction currency exposure is reduced by natural hedging, which consists of the currency exposures of the business operations of different entities partially offsetting each other at the Group level. These natural hedges eliminate the need for hedging to the extent of the matched exposures.
Translation exposure risk
Currency translation risk arises from the consolidation of subsidiaries with a functional currency other than USD (i.e., the functional currency of the Parent). Translation risk arises from the conversion of balances denominated in foreign currencies to the functional currency using monthly closing exchange rates. Such currency effects (i.e., foreign currency gains and losses) are recorded in the Consolidated Statement of Loss and Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the Swedish Krona (“SEK”), the Euro (“EUR”) the Chinese yuan (“CNY”), and the Great British Pound ("GBP").
Other risk
The Group is exposed to market volatility risk through the financial liabilities for the Class C Shares and Earn-out rights. These instruments are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. The Class C-1 Shares are publicly traded on the Nasdaq. The Class C-2 Shares and Earn-out rights are not publicly traded and require Level 2 and Level 3 fair value measurements, respectively. Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for further details on the Class C Shares, Earn-out rights, and related valuation methodologies. The following table illustrates the estimated impact of a 10% change in market volatility:

	Impact on loss before income taxes
	2023		2022
Earn-out liability - increase 10%	+	32,137	+	60,531
Earn-out liability - decrease 10%	-	(43,341)	-	(55,828)

	Impact on loss before income taxes
	Fair value change - Class C-1 Shares			Fair value change - Class C-2 Shares
		2023	2022		2023	2022
Class C Shares liability - increase of 10%	+	640	800	+	360	450
Class C Shares liability - decrease of 10%	-	(640)	(960)	-	(360)	(540)
Interest rate risk
The Polestar Group’s main interest rate risk arises from short-term Liabilities to credit institutions and long-term related party loans with variable rates, which exposes the Group to cash flow interest rate risk. As of December 31, 2023 and 2022, the nominal amount of Liabilities to credit institutions with floating interest rates are $1,923,755 and $819,390, respectively. Long-term related party loans with floating interest rates are $1,292,576, and $16,690 as of December 31, 2023 and 2022, respectively. Management closely monitors the effects of changes in the interest rates on the Group’s interest rate risk exposures, but the Group currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.
The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. The analysis is performed on the same basis for 2023 and 2022.

	Impact on loss before income taxes
	2023		2022
Interest rates - increase/decrease by 1%	+/-	10,028	+/-	5,219
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
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar Group will incur losses as a result of non-payment by counterparties related to the Group’s bank accounts, bank deposits, derivative transactions, and other l iquid assets. In order to minimize financial credit risk, Polestar Group has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar Group also considers the credit risk assessment of its counterparties by the capital markets and places priority on institutions with high creditworthiness and balanced risk diversification. The credit rating of financial counterparties used during the years ended December 31, 2023 and 2022 were in the range of BBB to A+.
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
Operational credit risk
Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to the Group. Trade receivables at Polestar Group mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from Trade receivables encompasses the default risk of customers. Management evaluates for concentrations of credit risk at the customer level based on the outstanding Trade receivables balance of each respective customer account. As of December 31, 2023, two unrelated parties accounted for $23,635 (12.68%), and $19,205 (10.30%) of the Group's total Trade receivables (i.e., Trade receivables plus Trade receivables - related parties). As of December 31, 2022, an unrelated party accounted for $26,649 (13.10%) of the Group’s total Trade receivables. Historically, the Group has not incurred any losses from these customers and does not have any contractual right to off-set its payables and receivables.
Polestar has five categories of customers when considering sales of vehicles: (1) end customers who pay up-front for vehicles, (2) fleet customers, (3) dealers, (4) importers, and (5) financial service providers. All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To reduce risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks. For sales to dealers and importers, title to Polestar vehicles remains with Polestar until the invoice is paid in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated). Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar Group has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount of credit risk exposure is the carrying amount of Trade receivables. See Note 17 - Financial instruments for further details.
Liquidity risk
Liquidity risk is the risk that Polestar Group is unable to meet ongoing financial obligations on time. The Group faces liquidity risk from its loans from financial institutions as they are short-term in nature, typically with a credit term of one year or less. Trade payables with related parties represent working capital arrangements under which the liquidity needs of the Group are highly dependent on the continued flexible payment terms offered to the Group by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 27 - Related party transactions for additional information on these arrangements. Polestar Group needs to have adequate cash and highly liquid assets on hand to ensure the Group can meet its short-term financing obligations and other working capital needs. Polestar manages its liquidity by holding adequate volumes of liquid assets such as Cash and cash equivalents and Accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations and through capital contributions from private equity investors.
As of December 31, 2023 and 2022, the Group held Cash and cash equivalents of $768,927 and $973,877, respectively, that were available for managing liquidity risk. The Group entered into short-term financing arrangements with credit institutions and other financial service providers to enhance short term liquidity and financing needs. Refer to Note 25 - Liabilities to credit institutions for further details on short-term borrowings. The Group’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.
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

Capital management
Safeguarding the Group’s ability to continue as a going concern, driving growth to provide future returns for shareholders, and maintaining an optimal capital structure to reduce the cost of capital are Polestar Group’s primary objectives when managing capital and implementing related capital management strategies. As a Company which is quickly scaling, Polestar's treasury department regularly evaluates the cash needs of the Company and enters into debt arrangements with banks in Europe and China. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt, or enter into short term debt and financing arrangements to increase cash on hand, with an ultimate goal of striking a balance between capital generated through debt versus equity. Polestar's capital is summarized as follows:

	For the year ended December 31,
	2023	2022
Share capital and Other contributed capital	3,636,355	3,605,397
Liabilities to credit institutions	2,023,582	1,326,388
Other non-current interest-bearing liabilities - related parties	1,409,244	43,643
Interest-bearing current liabilities - related parties	68,332	26,618
Total capital	$7,137,513	$5,002,046
As of December 31, 2023, Polestar's main sources of debt are working capital loans which are entered into with credit institutions and long-term related party loans. These obligations are reflected within Liabilities to credit institutions and Interest-bearing current liabilities - related parties on the Consolidated Statement of Financial Position, respectively, with a weighted average cost of capital of 6.41% and 10.39%, respectively.
Note 4 - Revenue
Polestar Group disaggregates Revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of Revenue and cash flows from these customer contracts as seen in the table below:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Sales of vehicles[1]	2,319,947	2,386,454	1,299,196
Sales of software and performance engineered kits	18,994	21,308	25,881
Sales of carbon credits	1,452	10,984	6,299
Vehicle leasing revenue	17,421	16,719	6,217
Other revenue	20,748	8,640	8,754
Total	$2,378,562	$2,444,105	$1,346,347
1 - Revenue related to sales of vehicles is inclusive of extended and connected services recognized over time.
For the years ended December 31, 2023, 2022 and 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles and software performance upgrades.
For the year ended December 31, 2023, the Group's largest customer that is not a related party accounted for $372,597 (16%) of Revenue. For the years ended December 31, 2022 and December 31, 2021, no sole customer exceeded 10% of total Revenue. The Group’s two largest customers that are not related parties accounted for $156,400 (6%) and $135,544 (10%) of Revenue respectively, for the years ended December 31, 2022 and December 31, 2021. Refer to Note 27 - Related party transactions for further details on revenue from related parties.
Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2022 - (Restated)	20,050	21,830	17,120	16,693	75,693
Provided for during the year - (Restated)	70,896	31,648	16,058	18,902	137,504
Settled during the year - (Restated)	(77,667)	—	—	—	(77,667)
Released during the year - (Restated)	—	(12,807)	(2,889)	(22,512)	(38,208)
Effect of foreign currency exchange rate differences - (Restated)	(612)	(747)	(1,778)	(48)	(3,185)
Balance as of December 31, 2022 - (Restated)	$12,667	$39,924	$28,511	$13,035	$94,137

of which current - (Restated)	12,667	18,111	4,083	10,258	45,119
of which non-current - (Restated)	—	21,813	24,428	2,777	49,018

Provided for during the year	82,182	30,800	14,469	56,022	183,473
Settled during the year	(59,999)	—	—	—	(59,999)
Released during the year	—	(23,917)	(4,973)	(18,704)	(47,594)
Effect of foreign currency exchange rate differences	2,184	757	1,558	609	5,108
Balance as of December 31, 2023	$37,034	$47,564	$39,565	$50,962	$175,125
of which current	35,781	23,552	6,135	46,594	112,062
of which non-current	1,253	24,012	33,430	4,368	63,063
As of December 31, 2023, total contract liabilities amounted to $175,125, of which $37,034 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $138,091 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue. As of December 31, 2022, the aggregate amount of the transaction price related to sales of vehicles allocated to the remaining performance obligations was $94,137.
Revenue recognized during the year ended December 31, 2023 related to contract liabilities outstanding as of January 1, 2023 was $32,452, and no Revenue was recognized during the period related to performance obligations fully (or partially) satisfied in prior periods. Revenue recognized during the year ended December 31, 2022 related to contract liabilities outstanding as of January 1, 2022 was $27,989, and no Revenue was recognized during the period related to performance obligations fully (or partially) satisfied in prior periods. Revenue recognized during the year ended December 31, 2021 related to contract liabilities outstanding as of January 1, 2021 was $4,648, and no Revenue was recognized during the period related to performance obligation fully or (partially) satisfied in prior periods.
Note 5 - Geographic information
Polestar Group determined it has one reportable segment as the chief operating decision maker (“CODM”) assesses financial information and the performance of the business on a consolidated basis. The Group manages its business as a single operating segment, which is the business of commercializing and selling battery electric vehicles and related technologies. All substantial decisions regarding allocation of resources as well as the assessment of performance is based on the Group as a whole.
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
The following tables show the breakdown of Polestar Group’s Revenue from external customers and non-current assets (PPE, Vehicles under operating leases, and Intangibles and goodwill) by geographical location where the Polestar company recognizing the Revenue is located:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Revenue
United Kingdom	529,372	338,042	207,031
USA	393,614	515,711	250,853
Sweden	276,910	362,125	199,697
Germany	242,629	287,010	117,642
Canada	129,209	84,220	17,335
Belgium	111,829	88,823	53,411
Australia	103,288	64,547	—
Netherlands	98,405	111,316	132,547
Denmark	95,292	67,555	38,227
Norway	92,688	231,310	231,640
Korea	59,912	118,108	—
Finland	45,567	42,236	10,056
Switzerland	42,611	37,855	41,131
Italy	36,580	1,067	—
Austria	33,898	27,604	5,465
China	25,863	39,253	39,668

Other regions[1]	60,895	27,323	1,644
Total	$2,378,562	$2,444,105	$1,346,347
1 - Revenue: Other regions primarily consist of Spain,Ireland and Portugal in 2023. Other regions primarily consist of Singapore in 2022 and 2021.

	As of December 31,
	2023	2022
		(Restated)
Non-current assets[2]
Sweden	1,239,023	1,148,209
China	448,361	507,358
United Kingdom	32,342	35,334
Germany	27,058	31,005
USA	5,017	16,247
Other regions[3]	45,726	29,269
Total	$1,797,527	$1,767,422
2 - Non-current assets: excludes financial assets, Deferred tax assets, Other non-current assets, and Other investments.
3 - Other regions primarily consist of Switzerland, Belgium, Australia and Spain in 2023 and Canada and Netherlands in 2022.
Note 6 - Expenses by nature
The following table illustrates the Group's expenses for major functions by nature:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Inventory costs	2,204,298	2,182,124	1,232,715
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	351,241	—	—
Advertising, selling, and promotion costs	387,701	296,879	313,165
Professional services and consultant costs	262,212	276,373	200,045
Employee benefit costs	248,401	203,345	109,782
Impairment of inventory	134,877	14,830	30,782
Depreciation and amortization expense	115,010	142,991	217,841
Warranties and costs associated with settling contract liabilities	90,931	131,486	63,457
Polestar Space investor remuneration costs	53,570	54,611	39,438
Maintenance and insurance service costs	21,844	15,901	22,117
Other costs	29,647	38,045	26,414
Total cost of sales, selling, general and administrative expense, and research and development expense	$3,899,732	$3,356,585	$2,255,756

Note 7 - Employee benefits
The total employee benefits costs for the Group (including key management personnel) during the periods presented were as follows:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Wages, salaries, and other short-term benefits	201,195	154,929	92,233
Social security and other social benefits	46,905	30,216	8,228
Post-employment benefits	29,523	26,294	18,600
Share-based compensation	5,000	4,958	—
Total employee benefits	$282,623	$216,397	$119,061
Post-employment benefits primarily reflects those related to defined contribution plans for the years ended December 31, 2023, 2022 and 2021, inclusive of costs related to the ITP 2. Expenses related to defined contribution plans amounted to $21,125, $20,664 and $13,916 for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table discloses total costs related to employee benefits for the Group’s Executive Management Team (“EMT”) and managing directors at the Group’s sales units:

	For the year ended December 31,
	2023	2022	2021
Short-term employee benefits	6,205	8,486	5,094
Post-employment benefits	907	996	525
Other long-term benefits	—	228	417
Share-based compensation	1,829	1,294	—
Total benefits to key management personnel only	$8,941	$11,004	$6,036
The Group’s EMT has the authority and responsibility for planning, directing, and controlling the Polestar Group’s activities. The CEO has the ultimate authority for approval of actions proposed by each member of the EMT. As of December 31, 2023, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO); and
•Johan Malmqvist (Chief Financial Officer, “CFO”).
On August 31, 2023, Dennis Nobelius resigned as Chief Operating Officer (“COO”).
As of December 31, 2022 and 2021, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO);
•Johan Malmqvist (CFO); and
•Dennis Nobelius (COO).
The average monthly number of persons employed by the Group (including key management personnel) for the periods presented were as follows:

	For the year ended December 31,
	2023	2022	2021
Sales and marketing	877	732	412
R&D, design, and digital	1,616	1,259	452
Manufacturing	156	171	198
Management, administration, and others	525	386	224
Total average monthly headcount of the Group	3,174	2,548	1,286
Note 8 - Share-based payment
As noted in Note 1 - Overview and basis of preparation, Polestar granted shares to employees under the Omnibus Plan as part of the Group’s employee compensation. Under the Omnibus Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan, all of which are equity-settled. The following table illustrates share activity for the year ended December 31, 2023:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2023	858,821	458,620	4,222	1,321,663
Granted	1,378,621	530,424	—	1,909,045
Vested	—	(169,853)	(4,222)	(174,075)
Cancelled	(266,366)	(57,120)	—	(323,486)
Outstanding as of December 31, 2023	1,971,076	762,071	—	2,733,147
The following table illustrates share activity for the year ended December 31, 2022:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2022	—	—	—	—
Granted	858,821	629,303	334,990	1,823,114
Vested	—	(170,683)	(330,768)	(501,451)

Cancelled	—	—	—	—
Outstanding as of December 31, 2022	858,821	458,620	4,222	1,321,663
The following table illustrates total share-based compensation expense, all of which was equity settled, for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Selling, general and administrative expense	5,131	7,128	—
Research and development expense	262	2,781	—
Total	$5,393	$9,909	$—
At-listing plan
All executives and other key management members are eligible to receive RSUs under this plan. RSUs were granted on September 9, 2022 with the vesting commencement date of June 24, 2022; 33% of the RSUs vested on October 3, 2022 and 33% of the RSUs vested on June 24, 2023. The remaining RSUs will vest in one installment, with the final 34% of awards vesting on June 24, 2024. In order for the RSUs to vest, the employee must remain employed with Polestar at the vesting date. The total number of RSUs granted in 2022 was 517,220, with a fair value of $3,476 as of the grant date. During 2023 the total numbers of awards vested was 169,853 with a fair value of $1,141. During 2022 the total number of awards vested was 170,683 with a fair value of $1,147. The total number of awards cancelled due to employees who left the company in 2023 amounted to 23,780 with a fair value of $160. During 2022 there were no changes to the number of awards granted during the period due to leavers or any vesting/non-vesting conditions.
Post-listing plan
Under this plan, the EMT (i.e., CEO, CFO, and COO), are eligible to receive PSUs and other key management members are eligible to receive RSUs and PSUs. Awards were granted on April 3, 2023 and are equity-settled with a three-year cliff vesting period, where the vesting commencement date was January 1, 2023 and final vesting date is April 3, 2026. Awards were also granted on September 9, 2022 with a three-year cliff vesting period, where the vesting start date is October 3, 2022 with a final vesting date of June 24, 2025. For the shares granted on September 9, 2022 the vesting commencement date was June 24, 2022.
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
Non-market conditions
•25% Cash flow – The target is equal to unleveraged free cash flow accumulated from 2022 – forecasted 2024 for the awards granted during 2022 and from 2023 – forecasted 2025 for the awards granted during 2023.
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
During 2023, under the Post-listing plan, the Group granted 1,909,045 awards, of which 1,378,621 are PSUs, with a fair value of $5,073 as of grant date. The total number of RSUs granted was 530,424, with a fair value of $2,010 as of the grant date. Changes to numbers of awards granted during 2023 due to leavers amounted to 299,706, where the total number of PSUs was 266,366 with a fair value of $980 and RSUs was 33,340 with a fair value of $126. There were no changes to numbers of awards granted during the period due to any vesting/non-vesting conditions. During 2022, the total number of RSUs granted was 112,083, with a fair value of $753 as of the grant date. The total number of PSUs granted in 2022 was 858,821, with a fair value of $6,031 as of the grant date. During 2022, there were no changes to the number of shares granted during the period due to leavers or any vesting/non-vesting conditions.
Free share plan
All permanent employees hired no later than December 31, 2021 who remained employed were granted free shares on September 30, 2022. The awards vested on October 3, 2022 and are subject to a one-year holding period. During 2022, the total number of Free Shares granted and vested was 334,990 and 330,768, respectively, with vested shares fair value of $1,715 as of the grant date. During 2023 the remaining free shares were vested with a fair value of $22. The fair value of the Free shares was determined using the market value of the shares listed on the Nasdaq. Under the Free Share plan, Polestar must withhold the tax obligation related to the share-based payment and transfer that amount in cash to the tax authority on the employee's behalf. Polestar does not withhold shares in order to settle the employee's tax obligations.

Marketing consulting services agreement
On March 24, 2022, Polestar granted an equity-settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 Class A Shares vested on August 31, 2022, the date the F-1 Registration Statement became effective. The remaining 250,000 Class A Shares vest over eight equal quarterly installments with the final vesting date of November 1, 2023. The grant date fair value of the marketing consulting agreement was $5,308 which was determined using the market value of the shares listed on the Nasdaq. Of the 500,000 Class A Shares granted, 375,000 Class A Shares with a fair value of $4,946 were vested as of December 31, 2022. As of December 31, 2023, the final 125,000 Class A shares were vested and the Group incurred a share-based compensation expense of $359.
Note 9 - Other operating income and expense
The following table details the Group’s Other operating income and expense:

	For the year ended December 31,
	2023	2022	2021
			(Restated)
Other operating income
Net foreign exchange rate difference	38,240	—	—
Sales of plant operation services to a related party	25,202	—	—
Gain on asset grouping sold to a related party	16,334	—	—
Sales of carbon credits to a related party	5,628	—	—
Other operating income	15,773	4,723	1,520
Total	$101,177	$4,723	$1,520

	For the year ended December 31,
Other operating expense	2023	2022	2021
		(Restated)	(Restated)
Transition services to Polestar Technology	27,630	—	—
Litigation expense, net of insurance	27,326	—	—
Non-income tax expense	669	1,083	1,064
Net foreign exchange rate difference	—	2,264	50,850
Other operating expenses	4,348	1,681	322
Total	$59,973	$5,028	$52,236
Refer to Note 10 - Investment in associates for further details on Transition services to Polestar Technology; Note 27 - Related party transactions for further details on sales of plant operation services and gain on Assets held for sale; and Note 28 - Assets held for sale for further details on gain on Assets held for sale.
Note 10 - Investment in associates
On June 19, 2023 Polestar entered into a strategic agreement with the technology company, Xingji Meizu, a limited liability company and subsidiary of DreamSmart Technology Pte. Ltd (“DreamSmart”), to combine Polestar’s capabilities of design and performance with the software and consumer electronics hardware development expertise of Xingji Meizu. Xingji Meizu and DreamSmart are related parties. The strategic agreement resulted in the inception of Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology") which is incorporated in China and has its registered office in Zhejiang province. Polestar Technology engages in the sales and marketing of Polestar vehicles, DreamSmart smartphones, augmented reality glasses, and other technology products in China. Polestar Technology is not publicly listed.
Under the strategic agreement, Polestar and Xingji Meizu committed to invest $98,000 and $102,000, respectively, in Polestar Technology in stages; subject to the parties meeting certain conditions precedent to each contribution. In exchange for the investments, Polestar and Xingji Meizu were granted equity ownership, board seats, and a right to receive 50% of the undistributed profit in Polestar Technology, allocated by their equity ownership ratio, once Polestar Technology becomes profitable. The stages of agreed contributions were as follows:
•An initial contribution of $60,000, comprised of $29,400 from Polestar and $30,600 from Xingji Meizu (the "First Contributions"), subject to the signing of articles of association of Polestar Technology, Polestar Technology's receipt of government approvals and authorizations in China, Polestar Technology's establishment of bank accounts, Polestar's completion of an internal restructuring in China, and the signing of certain ancillary agreements between Polestar and Polestar Technology related to transition services, sales of vehicles, brand licensing, and a sale of operating assets.
•A second contribution or series of contributions, subject to each investor's preference, within six months of the completion of the First Contributions totaling $140,000, comprised of $68,600 from Polestar and $71,400 from Xingji Meizu (the "Remaining Contributions"). The timeframe for completion of the Remaining Contributions may be changed if mutually agreed upon by Polestar, Xingji Meizu, and Polestar Technology.

On December 20, 2023, all conditions precedent to Polestar's obligation to make its First Contribution to Polestar Technology were satisfied and an investment for $29,400 was initially recognized. However, due to Polestar Technology evaluating a change in province of registration in China, cash was not injected by Polestar and Xingji Meizu until subsequent to December 31, 2023. Refer to Note 30 - Subsequent events for further details.
As of December 31, 2023, Polestar owned 49% of Polestar Technology and the remaining 51% was owned by Xingji Meizu. Polestar and Xingji Meizu held 40% and 60%, respectively, of the voting interests in Polestar Technology by virtue of their board seats and associated rights. The Group accounts for its investment in Polestar Technology under the equity method.
Transition services
On June 19, 2023, Polestar began providing transition services to Polestar Technology to assist Polestar Technology through the start-up process. As the terms of the transition service agreement were not finalized and signed until December 20, 2023, these services were provided to Polestar Technology without an agreement of commercial and legal terms (i.e., a contract) between the Group and Polestar Technology; resulting in Polestar providing the transition services to Polestar Technology at its own risk and without rights to consideration from Polestar Technology prior to December 20, 2023. All related costs were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss prior to signing and then reclassified to Other operating expenses at contract signing. Additionally, Polestar did not record an accrued asset and corresponding Other operating income associated with the right to receive payment for the transition services from Polestar Technology at contract signing because the probability of collecting consideration was deemed to be remote due to Polestar Technology's lack of available liquidity. Until facts and circumstances change such that it becomes probable Polestar will collect consideration under the terms of the agreement, Other operating income will be recognized if and when payment is received from Polestar Technology. During the year ended December 31, 2023, Polestar recognized $27,630 in expenses associated with providing transition services to Polestar Technology which are presented in Other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss.
Sales of vehicles
During the year ended December 31, 2023, Polestar and Polestar Technology entered into multiple vehicle sale and purchase agreements for Polestar to sell and deliver PS4s to Polestar Technology. Similar to transition services, the probability of collecting consideration under these agreements was deemed to be remote due to Polestar Technology's lack of available liquidity. As such, Polestar did not record an accrued asset and corresponding revenue associated with the right to receive payment for the vehicles. Until facts and circumstances change such that it becomes probable Polestar will collect consideration under the terms of the agreements, revenue will be recognized if and when payment is received from Polestar Technology. Additionally, despite Polestar Technology's lack of liquidity, physical possession and title to the vehicles are transferred to Polestar Technology without encumbrance or a right for Polestar to repossess the vehicles in the event Polestar Technology does not pay. This results in full recognition of inventory costs in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss upon delivery; offset only by an adjustment for the equity method elimination of downstream sales. During the year ended December 31, 2023, the total expense in Cost of sales for vehicles delivered where revenue was not recognized was $28,376, offset by adjustments for the elimination of downstream sales of $13,904.
Brand licensing
On November 15, 2023, Polestar licensed the use of the Polestar branding to Polestar Technology for use in its commercial operations in China in exchange for an annual royalty equal to 2% of Polestar Technology's net revenue each year. For the year ended December 31, 2023, no royalty revenue was recognized from Polestar Technology.
Sale of operating assets
On November 28, 2023, Polestar agreed to assign certain lease agreements and sell other related assets to Polestar Technology for their fair value of $8,159. This asset grouping was not classified as held for sale as of December 31, 2023 because Polestar deemed it unlikely that significant changes to the agreement would not occur or that the agreement would not be terminated after signing due to Polestar Technology's lack of liquidity and other unforeseen complexities.
The following table summarizes the activity related to Polestar's investment in Polestar Technology:

Balance as of January 1, 2023	—
Investment in Polestar Technology	29,400
Elimination of effects of downstream sales	13,904
Recognized share of losses in Polestar Technology	(43,304)
Balance as of December 31, 2023	$—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Technology:

Unrecognized balance as of January 1, 2023	—
Unrecognized share of losses in Polestar Technology	(1,407)
Unrecognized balance as of December 31, 2023	$(1,407)
The following table provides summarized financial information from Polestar Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment:

For the year ended December 31,

2023
Non-current assets	19,295
Current assets	95,770
Non-current liabilities	(8,774)
Current liabilities	(137,689)
Net liabilities	$(31,398)
The Group's share of net liabilities	(15,385)
Elimination of effects of downstream sales	13,904
Unrecognized losses in Polestar Technology	1,407
Other reconciling items	74
Carrying amount of the Group's investment in Polestar Technology	$—

Revenue	1,445
Net loss and total comprehensive loss	(91,247)
The Group's share of losses in Polestar Technology	$(44,711)
Note 11 - Finance income and expense
The following table details the Group’s finance income and expense:

	For the year ended December 31,
Finance income	2023	2022	2021
Net foreign exchange rate gains on financial activities	37,125	—	31,574
Interest income on bank deposits	32,280	7,658	1,396
Other finance income	49	894	—
Total	$69,454	$8,552	$32,970

	For the year ended December 31,
Finance expense	2023	2022	2021
		(Restated)	(Restated)
Interest expense on credit facilities and financing obligations	116,270	33,331	11,681
Interest expense to related parties	85,203	37,945	30,770
Loss on debt modification	6,829	—	—
Interest expense related to lease liabilities	5,008	6,201	2,377
Credit facility expenses	—	—	377
Other finance expenses	11	5	13
Net foreign exchange rate losses on financial activities	—	30,920	—
Total	$213,321	$108,402	$45,218
For the years ended December 31, 2023, 2022 and 2021, interest expense to related parties was comprised of interest on overdue Trade payables balances and interest on related party borrowings. For the year ended December 31, 2023, Loss on debt modification relates to loss incurred on Polestar's modification of its related party convertible instrument with Volvo Cars. Refer to Note 27 - Related party transactions for further discussion.
Note 12 - Leases
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
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

Buildings and land	Machinery and equipment	Total

Acquisition cost
Balance as of January 1, 2022 - (Restated)	45,113	51,144	96,257
Additions - (Restated)	42,449	1,065	43,514
Reclassification to Assets held for sale	(4,975)	—	(4,975)
Cancellations - (Restated)	—	(157)	(157)
Effect of foreign currency exchange rate differences - (Restated)	(4,399)	(4,817)	(9,216)
Balance as of December 31, 2022	$78,188	$47,235	$125,423
Additions	49,807	4,762	54,569
Cancellations	(7,958)	(266)	(8,224)
Effect of foreign currency exchange rate differences	2,576	(1,298)	1,278
Balance as of December 31, 2023	$122,613	$50,433	$173,046

Accumulated depreciation
Balance as of January 1, 2022 - (Restated)	(10,159)	(6,999)	(17,158)
Depreciation expense - (Restated)	(12,389)	(6,837)	(19,226)
Reclassification to Assets held for sale - (Restated)	430	92	522
Effect of foreign currency exchange rate differences - (Restated)	3,184	1,816	5,000
Balance as of December 31, 2022	$(18,934)	$(11,928)	$(30,862)
Depreciation expense	(19,110)	(8,973)	(28,083)
Cancellations	4,318	—	4,318
Impairment loss	—	(20,145)	(20,145)
Effect of foreign currency exchange rate differences	(565)	509	(56)
Balance as of December 31, 2023	$(34,291)	$(40,537)	$(74,828)

Carrying amount as of December 31, 2022 - (Restated)	$59,254	$35,307	$94,561
Carrying amount as of December 31, 2023	$88,322	$9,896	$98,218
Amounts related to leases recognized in the Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Income from sub-leasing right-of-use assets	1,729	1,415	—
Expense relating to short-term leases	(888)	(1,598)	(1,300)
Expense relating to lease of low value assets	(5)	—	—
Interest expense on leases	(5,008)	(6,201)	(2,377)
Effect of foreign currency exchange rate differences	—	—	(39)
The current and non-current portion of the Group´s lease liabilities are as follows:

	As of December 31,
	2023	2022
		(Restated)
Current lease liability	19,547	11,935
Current lease liabilities - related parties	10,628	9,928
Non-current lease liability	54,439	31,326
Non-current lease liabilities - related parties	42,634	43,643
Total	$127,248	$96,832
Expected future lease payments to be made to satisfy the Group´s lease liabilities are as follow:

As of December 31,
2023	2022

		(Restated)
Within 1 year	31,627	22,384
Between 1 and 2 years	36,225	24,749
Between 2 and 3 years	31,487	20,739
Between 3 and 4 years	19,785	17,924
Between 4 and 5 years	11,463	5,987
Later than 5 years	15,458	29,613
Total	$146,045	$121,396
For the years ended December 31, 2023, 2022 and 2021, total cash outflows related to leases, inclusive of interest paid, amounted to $26,924, $25,649 and $11,290, respectively.
Polestar Group as lessor
As a lessor, revenue recognized from operating leases are as follows:

	For the year ended December 31,
	2023	2022	2021
Vehicle leasing revenue	17,421	16,719	6,217
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s Vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance at January 1, 2022 - (Restated)	122,258
Reclassification from inventories - (Restated)	52,686
Reclassification to inventories - (Restated)	(58,650)
Effect of foreign currency exchange rate differences - (Restated)	(2,680)
Balance as of December 31, 2022	$113,614
Reclassification from inventories	47,438
Reclassification from PPE	56,899
Reclassification to inventories	(82,222)
Effect of foreign currency exchange rate differences	5,719
Balance as of December 31, 2023	$141,448

Accumulated depreciation & impairment
Balance at January 1, 2022 - (Restated)	(4,822)
Depreciation expense - (Restated)	(17,198)
Reclassification to inventories - (Restated)	4,743
Effect of foreign currency exchange rate differences - (Restated)	849
Balance at December 31, 2022	$(16,428)
Depreciation expense	(6,773)
Impairment loss	(51,046)
Reclassification to inventories	12,476
Reclassification from PPE	(9,873)
Effect of foreign currency exchange rate differences	(1,873)
Balance as of December 31, 2023	$(73,517)

Carrying amount as of December 31, 2022 - (Restated)	$97,186
Carrying amount as of December 31, 2023	$67,931

Note 13 - Income tax benefit (expense)
Income tax benefit (expense) recognized in the Consolidated Statement of Loss and Comprehensive Loss is as follows:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Current income tax for the year	(16,356)	(21,058)	(3,337)
Deferred taxes	39,128	(7,619)	8,929
Foreign taxes	(15,634)	(983)	(2,517)
Total	$7,138	$(29,660)	$3,075
Information regarding current year income tax benefit (expense) based on the applicable UK and Hong Kong tax rates are as follows:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Loss before tax for the year	(1,189,566)	(447,795)	(972,373)
Tax according to the applicable tax rate[1]	279,786	85,081	160,441
Effect of different tax rates in other countries	(25,904)	16,528	62,523
Operating income/costs, non taxable[2]	22,851	85,861	(7,000)
Withholding tax	(15,634)	(983)	(2,517)
Not recognized tax losses carried forward	(212,003)	(188,351)	(213,928)
Non-recognition of deferred tax assets on other temporary differences	(40,585)	(12,185)	144
Recognition/derecognition of deferred taxes from previous year	368	(11,830)	3,412
Current tax related to previous year	(1,741)	(3,781)	—
Total	$7,138	$(29,660)	$3,075
1 - 2023: 23.52% (UK rate), 2022: 19% (UK rate), 2021: 16.5% (Hong Kong rate).
2 - 2023: Main non-taxable income attributable to the fair value changes of the earn-out rights, corresponding tax $104,233. Within the group there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $15,300. Other nondeductible items net $66,082, including non-taxable income.
3 - 2022: Primarily attributable to the Listing expense being non-tax deductible, corresponding tax $70,740 and Fair value changes of the Earn-out rights being non-taxable income, corresponding tax $171,393. Other non-tax items net $14,792.
The 2021 Hong Kong tax rate in the table above is reflective of the Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”), which was passed by the Hong Kong Legislative Council in 2018. The Bill introduces the two-tiered profits tax rates regime, under which, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above 2,000,000 HKD will be taxed at 16.5%.
Information regarding the composition of recognized Deferred tax assets is as follows:

	As of December 31,
Specification of deferred tax assets	2023	2022
		(Restated)
Tax losses carried forward	25,530	47,898
Right-of use assets	29,077	24,615
Intangibles	—	—
Inventory	17,837	1,117
Accruals	25,865	13,808
Warranty	11,019	7,755
Tangible assets	612	—
Other temporary differences	1,436	—
Recognized value of deferred tax assets as of December 31	$111,376	$95,193
Netting of asset and liability tax positions	(68,335)	(83,906)
Deferred tax assets as of December 31	$43,041	$11,287
Information regarding the composition of recognized Deferred tax liabilities is as follows:

As of December 31,

Specification of deferred tax liabilities	2023	2022
		(Restated)
Intangible assets	23,825	39,546
Inventory	3,071	19,884
Accruals	13,008	11,393
Warranty	6,259	938
Lease liability	25,507	24,615
Other temporary differences	—	—
Recognized value of deferred tax liabilities as of December 31	$71,670	$96,376
Netting of asset and liability tax position	(68,335)	(83,906)
Deferred tax liability as of December 31	$3,335	$12,470
All changes in Deferred tax assets and liabilities have been reported in the Consolidated Statement of Loss and Comprehensive Loss for the years ended December 31, 2023, 2022, and 2021 respectively. Deferred taxes have been calculated by applying the tax rate per jurisdiction.
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
As of December 31, 2023 and 2022, the Group made the judgement that there is not sufficient, objectively verifiable evidence available which would demonstrate that it is more likely than not that the Group would be able to realize all Deferred tax assets in the future. This resulted in Deferred tax assets on tax loss carry forwards not being recognized amounting to $698,037 and $469,498 as of December 31, 2023 and 2022, respectively.
Tax loss carryforwards through the year of expiration are as follows:

	As of December 31,
	2023	2022
		(Restated)
2023	—	—
2024	—	67,221
2025	—	174,128
2026	169,970	131,524
2027	109,965	188,728
2028	147,666	215,925
2029 onwards	2,951,159	1,368,738
Tax loss carryforwards as of December 31	$3,378,760	$2,146,264
The increase in tax losses available for carryforward are mainly attributable to losses incurred as a consequence of the Group scaling its Research and development expense to meet the demands of the growing business. Further, for the year ended December 31, 2022, tax loss carryforwards and other temporary differences of $115,423 were attributable to the Chengdu facility which was held for sale. Refer to Note 28 - Assets held for sale for further details.
As of December 31, 2023, the Group had unused tax losses of $3,378,760, for which no deferred tax asset has been recognized due to unpredictability of future profit streams. As of December 31, 2023 and 2022, tax losses in Sweden of $2,815,756 and $1,573,484, respectively, have an indefinite carryforward period. As of December 31, 2023 and 2022, tax losses in China of $546,825 and $561,601, respectively, have a five-year carryforward period.In addition to the losses referred to above, the Group also had Deferred tax assets arising on other temporary differences of $423,744 and $251,566 as of December 31, 2023 and 2022, respectively, where no Deferred tax assets have been recognized.
The Pillar Two legislation has been enacted or substantively enacted in several of the jurisdictions in which the Polestar Group operates. The legislation will be effective for the Group’s financial year beginning 1 January 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes for the current year ending on 31 December 2023, had the legislation been effective for this year.
The assessment of the potential exposure to Pillar Two income taxes is based on the Group’s consolidated financial statements for the current year. Based on the assessment performed, the transitional safe harbor relief applies for most jurisdictions and in the few jurisdictions where this relief does not apply, the full ETR calculation results in an effective tax rate above 15%. Management is not currently aware of any circumstances under which this might change. Therefore, the Group does not expect a potential exposure to Pillar Two top-up taxes.
Note 14 - Net loss per share
For the year ended December 31, 2023, potentially dilutive instruments issued were unvested equity-settled payments discussed in Note 8 - Share-based payment. For the year ended December 31, 2022, potentially dilutive instruments issued were the Class C Shares and the earn-out to the Former Parent related to the Closing of the BCA discussed in Note 18 - Reverse recapitalization, and unvested equity-settled payments discussed in Note 8 - Share-based payment. The Convertible Notes of the Former Parent were the only dilutive instrument outstanding prior to the reverse recapitalization and were converted to Class A Shares in the Group upon the Closing of the BCA. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. For the year ended December 31, 2021, 4,306,466 shares issuable upon conversion of the Convertible Notes were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. Dilutive Net loss per share was the same as basic Net loss per share for all periods presented.
Loss per share for the periods prior to the reverse recapitalization are retrospectively adjusted to reflect the number of equivalent shares issued by the parent to the former parent, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio of 8.335. Refer to Note 22 - Equity for further details. The following table presents the computation of basic and diluted Net loss per share for the years ended December 31, 2023, 2022, and 2021 when applying the exchange ratio:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
	Class A and B Common Shares
Net loss attributable to common shareholders	(1,194,831)	(477,455)	(969,298)
Weighted-average number of common shares outstanding:
Basic and diluted	2,110,069	2,027,328	1,911,580
Net loss per share (in ones):
Basic and diluted	(0.57)	(0.24)	(0.51)
The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,
	2023	2022	2021
Earn-out Shares	158,177,609	158,177,609	—
Class C-1 Shares	20,499,965	15,999,965	—
Class C-2 Shares	4,500,000	9,000,000	—
PSUs	1,971,076	858,821	—
RSUs	762,071	458,620	—
Marketing consulting services agreement	—	125,000	—
Convertible Notes	—	—	4,306,466
Total antidilutive shares	185,910,721	184,620,015	4,306,466
Note 15 - Intangible assets and goodwill
The following table depicts the split between Polestar Group's intangible assets, goodwill and trademarks:

	As of December 31,
	2023	2022
		(Restated)
Intangible assets	1,362,281	1,345,515
Goodwill and trademarks	50,448	48,767
Total	$1,412,729	$1,394,282
Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost

Balance as of January 1, 2022 - (Restated)	149,148	2,446	1,540,676	1,692,270
Additions[1] - (Restated)	89,744	1,039	215,532	306,315
Derecognition due to program changes	(10,007)	—	—	(10,007)
Effect of foreign currency exchange rate differences - (Restated)	(19,175)	(282)	(190,360)	(209,817)
Balance as of December 31, 2022 - (Restated)	$209,710	$3,203	$1,565,848	$1,778,761
Additions[1]	99,362	7,665	240,312	347,339
Derecognition due to program changes	(8,341)	—	—	(8,341)
Divestments and disposals	—	—	(12,347)	(12,347)
Effect of foreign currency exchange rate differences	12,214	512	41,905	54,631
Balance as of December 31, 2023	$312,945	$11,380	$1,835,718	$2,160,043
Accumulated amortization and impairment
Balance as of January 1, 2022 - (Restated)	(15,659)	(433)	(358,471)	(374,563)
Amortization expense - (Restated)	(1,211)	(275)	(101,604)	(103,090)
Effect of foreign currency exchange rate differences - (Restated)	2,014	35	42,358	44,407
Balance as of December 31, 2022	$(14,856)	$(673)	$(417,717)	$(433,246)
Amortization expense	(748)	(812)	(105,475)	(107,035)
Divestments and disposals	—	—	12,297	12,297
Impairment loss[2]	(2,693)	—	(254,374)	(257,067)
Effect of foreign currency exchange rate differences	(597)	(63)	(12,051)	(12,711)
Balance as of December 31, 2023	$(18,894)	$(1,548)	$(777,320)	$(797,762)

Carrying amount as of December 31, 2022 - (Restated)	$194,854	$2,530	$1,148,131	$1,345,515
Carrying amount as of December 31, 2023	$294,051	$9,832	$1,058,398	$1,362,281
1 - Of $347,339 in additions for the year ended December 31, 2023, $217,861 has been settled in cash. These $217,861 are included in the $457,364 cash used for investing activities related to additions to intangible assets, and the remaining $239,503 relates to decreases in Trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2023. Of $306,315 in additions for the year ended December 31, 2022, $237,778 was settled in cash and included in cash used for investing activities related to additions to intangible assets.
2 - For the year ended December 31, 2023, Polestar 2 CGU was assessed for impairment, and impairment losses amounting to $257,067 were recognized related to Intellectual property, where 100% of the amount was recognized within Cost of sales.
For the year ended December 31, 2023, additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes. Additions of acquired IP during the year ended December 31, 2023 were related to acquisitions of the Polestar 2 and Polestar 3 IP from Volvo Cars and the acquisition of IP related to the Polestar 4 from Geely. Refer to Note 27 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2022	53,282	2,647	55,929
Effect of foreign currency exchange rate differences	(6,822)	(340)	(7,162)
Balance as of December 31, 2022	$46,460	$2,307	$48,767
Effect of foreign currency exchange rate differences	1,601	80	1,681
Balance as of December 31, 2023	$48,061	$2,387	$50,448
Note 16 - Property, plant and equipment
As of December 31, 2023 and 2022, PPE has been reported in the Consolidated Statement of Financial Position with carrying amounts of $316,867 and $275,954, respectively. Of these amounts, $88,322 and $59,254 is related to ROU assets for leased buildings and land, and $9,896 and $35,307 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 12 - Leases for more details on the Group's ROU assets and operating leases.
Property, plant and equipment was as follows:

	Buildings and land	Machinery and equipment	Machinery under development	Total
Acquisition cost
Balance as of January 1, 2022 - (Restated)	52,230	137,476	27,666	217,372
Additions[1] - (Restated)	2,789	13,434	58,171	74,394

Divestments and disposals	(604)	(919)	—	(1,523)
Reclassifications² - (Restated)	(1,976)	53,477	33	51,534
Reclassified to Assets held for sale - (Restated)	(44,342)	(17,582)	—	(61,924)
Effect of foreign currency exchange rate differences - (Restated)	(4,027)	(10,202)	(1,976)	(16,205)
Balance as of December 31, 2022 - (Restated)	$4,070	$175,684	$83,894	$263,648
Additions[1]	4,699	81,253	42,419	128,371
Divestments and disposals	(313)	(47,419)	—	(47,732)
Reclassifications²	433	(27,606)	(29,726)	(56,899)
Effect of foreign currency exchange rate differences	27	(967)	(2,445)	(3,385)
Balance as of December 31, 2023	$8,916	$180,945	$94,142	$284,003
Depreciation and impairment
Balance as of January 1, 2022 - (Restated)	(4,712)	(77,149)	—	(81,861)
Depreciation expense - (Restated)	(3,101)	(15,136)	—	(18,237)
Divestments and disposal	47	447	—	494
Reclassifications²	195	(195)	—	—
Reclassified to Assets held for Sale - (Restated)	5,623	4,753	—	10,376
Effect of foreign currency exchange rate differences - (Restated)	938	6,035	—	6,973
Balance as of December 31, 2022 - (Restated)	$(1,010)	$(81,245)	$—	$(82,255)
Depreciation expense	(1,715)	(13,736)	—	(15,451)
Divestments and disposal	25	45,206	—	45,231
Impairment loss[3]	—	(22,381)	(602)	(22,983)
Reclassifications²	(6)	9,879	—	9,873
Effect of foreign currency exchange rate differences	(3)	234	—	231
Balance as of December 31, 2023	$(2,709)	$(62,043)	$(602)	$(65,354)

Carrying amount at December 31, 2022 - (Restated)	$3,060	$94,439	$83,894	$181,393
Carrying amount at December 31, 2023	$6,207	$118,902	$93,540	$218,649
1 - Of $128,371 in additions for the year ended December 31, 2023, $109,141 has been settled in cash. These $109,141 are included in the $137,400 in the cash-flow from investing activities related to additions to Property, plant and equipment, and the remaining $28,259 relates to decreases in Trade payables from prior years which were settled in cash during the year ended December 31, 2023. Of $74,394 in additions for the year ended December 31, 2022, $30,881 was settled in cash. These $30,881 are included in the $32,269 cash-flow from investing activities related to additions to Property, plant and equipment, and the remaining $1,388 relates to increases in Trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2022.
2 - For the year ended December 31, 2023, $47,026 is a reclassification from Property, plant and equipment to Assets under operating lease for vehicles that have been repurposed permanently and are currently in use for leasing business with customers. For the year ended December 31, 2022, $51,039 was a reclassification from Inventories to Property, plant and equipment for vehicles that were in the process of being repurposed permanently for leasing business with customers and were not sold during the year ended December 31, 2022.
3 - For the year ended December 31, 2023, Polestar 2 CGU was assessed for impairment, and impairment losses amounting to $22,983 were recognized in Cost of Sales. The impairment amount was allocated to Machinery and equipment, and Machinery under development.
Note 17 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	As of December 31, 2023				As of December 31, 2022
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,414	2,414	—	—	2,333	2,333
Total assets	$—	$—	$2,414	$2,414	$—	$—	$2,333	$2,333
Liabilities measured at FVTPL
Earn-out rights	—	—	155,402	155,402	—	—	598,570	598,570
Class C-1 Shares	4,920	—	—	4,920	17,920	—	—	17,920
Class C-2 Shares	—	1,080	—	1,080	—	10,080	—	10,080
Total liabilities	$4,920	$1,080	$155,402	$161,402	$17,920	$10,080	$598,570	$626,570
During the year ended December 31, 2022, Polestar made a $2,500 investment in the fast charging innovator, StoreDot. During the year ended December 31, 2023, Polestar did not make any additional investments. The StoreDot investment made in the year ended December 31, 2022, is presented in Other investments in the Consolidated Statement of Financial Position and is valued at $2,414 as of December 31, 2023.

Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost:

	As of December 31,
Financial assets	2023	2022
		(Restated)
Cash and cash equivalents	768,927	973,877
Trade receivables and trade receivables - related parties	187,231	318,803
Accrued income - related parties	152,605	49,060
Other current receivables and insurance recovery assets	25,920	10,840
Other non-current assets	7,212	5,306
Total	$1,141,895	$1,357,886
Financial liabilities
Liabilities to credit institutions	2,023,582	1,326,388
Other non-current interest-bearing liabilities and other non-current liabilities - related parties	1,463,683	74,969
Accrued expenses and accrued expenses - related parties	593,056	332,046
Trade payables and trade payables - related parties	368,145	1,032,579
Interest-bearing current liabilities[1] and interest-bearing current liabilities - related parties	87,879	38,553
Other non-current liabilities and other non-current liabilities - related parties	73,149	27,859
Liabilities related to repurchase commitments	58,482	73,241
Advance payments from customers	16,415	35,717
Other current liabilities - related parties	606	69,062
Total	$4,684,997	$3,010,414
1 – The Group’s current and non-current lease liabilities are included in Interest-bearing current liabilities and Other non-current interest-bearing liabilities, respectively. These amounts are presented separately in Note 12 - Leases.
Total interest income arising on financial assets measured at amortized cost related to Cash and cash equivalents as of December 31, 2023, 2022, and 2021, and amounted to $32,280, $7,658, and $1,396, respectively. Total interest expense arising on financial liabilities measured at amortized cost related to liabilities to credit institutions, lease liabilities, other financing obligations, and related party liabilities as of December 31, 2023 amounted to $206,481. Total interest expense arising on financial liabilities measured at amortized cost related mainly to liabilities to credit institutions and other financing obligations as of December 31, 2022, and 2021, and amounted to $77,477 and $44,828, respectively.
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2023:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	187,231	—	—	187,231
Accrued income - related parties	152,605	—	—	152,605
Other current receivables and insurance recovery assets	25,920	—	—	25,920
Other non-current assets	—	7,212	—	7,212
Total	$365,756	$7,212	$—	$372,968
Financial liabilities
Liabilities to credit institutions	2,023,582	—	—	2,023,582
Accrued expenses and accrued expenses - related parties	593,056	—	—	593,056
Trade payables and trade payables - related parties	368,145	—	—	368,145
Interest-bearing current liabilities and interest-bearing current liabilities - related parties	87,879			87,879
Liabilities related to repurchase commitments	58,482	—	—	58,482
Advance payments from customers	16,415	—	—	16,415
Other current liabilities - related parties	606	—	—	606
Other non-current interest-bearing liabilities	—	1,452,212	11,471	1,463,683

Other non-current liabilities and other non-current liabilities - related parties	—	73,149	—	73,149
Total	$3,148,165	$1,525,361	$11,471	$4,684,997
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2022:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties (Restated)	318,803	—	—	318,803
Accrued income - related parties	49,060	—	—	49,060
Other current receivables	10,840	—	—	10,840
Other non-current assets	—	5,306	—	5,306
Total - (Restated)	$378,703	$5,306	$—	$384,009
Financial liabilities
Liabilities to credit institutions - (Restated)	1,326,388	—	—	1,326,388
Trade payables and trade payables - related parties (Restated)	1,032,579	—	—	1,032,579
Accrued expenses and accrued expenses - related parties (Restated)	332,046	—	—	332,046
Liabilities related to repurchase commitments - (Restated)	73,241	—	—	73,241
Other current liabilities - related parties (Restated)	69,062	—	—	69,062
Interest-bearing current liabilities and interest-bearing current liabilities - related parties (Restated)	38,553	—	—	38,553
Advance payments from customers - (Restated)	35,717	—	—	35,717
Other non-current interest-bearing liabilities and other non-current interest-bearing liabilities - related parties (Restated)	—	64,185	10,784	74,969
Other non-current liabilities - (Restated)	—	27,859	—	27,859
Total - (Restated)	$2,907,586	$92,044	$10,784	$3,010,414
Maturities are not provided for the Group's derivative liabilities related to the Earn-out rights and the Class C Shares that were assumed as part of the merger with GGI on June 23, 2022. The derivative liability related to the Earn-out rights can only be equity settled and therefore will never have a cash flow impact on the Group. The derivative liabilities related to the Class C Shares can be either cash or equity settled, depending on certain circumstances that may occur in the future. However, the timing of those circumstances are uncertain and any cash flow impacts cannot be forecasted in a useful manner. Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
Polestar's material financial instruments measured at FVTPL are its derivative financial liabilities for the Earn-out rights and Class C Shares. For the year ended December 31, 2023 and 2022, respectively, Polestar recognized $465,168 and $937,158, in gains for these financial instruments measured at FVTPL.
Note 18 - Reverse recapitalization
As previously outlined in Note 1 - Overview and basis of preparation, Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements. Under this type of transaction structure, Polestar Group is the accounting acquirer and accounting predecessor while GGI is treated as the acquired entity for financial reporting purposes. The Group was deemed to be the accounting acquirer based on an evaluation of the following facts and circumstances:
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
GGI did not meet the definition of a business in accordance with IFRS 3, Business Combination ("IFRS 3"), and the merger with GGI was instead accounted for within the scope of IFRS 2, Share-based payment (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. Under IFRS 2, the Group recorded a one-time share-based expense of $372,318 at the Closing of the BCA that was calculated based on the excess of the fair value of the Group issued to public investors via Class A Shares in Parent utilizing the publicly traded share price at the Closing of $11.23 over the fair value of the identifiable net assets of GGI that were acquired. The amount of GGI’s identifiable net assets of acquired at Closing, were as follows:

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)
Total GGI identifiable net assets at fair value	$522,106
The net assets of GGI are stated at fair value, with no goodwill or other intangible assets recorded. The IFRS 2 Listing expense was calculated as follows:

Fair value of Polestar[1]	22,183,823
Equity interest in Polestar issued to GGI shareholders	5.1%
Equity interest in Polestar issued to Former Parent shareholders	94.9%
Deemed cost of shares issued by Polestar[1]	1,131,375
GGI identifiable net assets at fair value	(522,106)
Sponsor and third-party PIPE Cash	(236,951)
IFRS 2 Listing Expense	$372,318
1 - The deemed cost of the shares issued by Polestar was estimated based on the fair value of Polestar at Closing, less an adjustment in respect to the fair value of the earn-out rights (discussed below).
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
The Group applied the provisions of IAS 32, and IFRS 9 in accounting for the Class C Shares. Under IAS 32 and IFRS 9, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in the Parent in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.
The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Overview and basis of preparation for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares upon initial recognition and subsequently thereafter. On March 22, 2023, 4,500,000 Class C-2 Shares with a fair value of $3,285 were converted to 4,500,000 Class C-1 Shares with the same fair value following the election by the respective holders of the Class C-2 Shares and approval from the Board of Directors.

	As of December 31, 2023		As of December 31, 2022
	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	4,920	20,499,965	17,920	15,999,965
Class C-2 Shares	1,080	4,500,000	10,080	9,000,000
Total	$6,000	24,999,965	$28,000	24,999,965

Class C-1 Shares
As of January 1, 2022	—
Class C-1 Shares issued	40,320
Change in fair value measurement	(22,400)
As of December 31, 2022	$17,920
Class C-2 Shares converted to Class C-1 Shares	3,285
Change in fair value measurement	(16,285)
As of December 31, 2023	$4,920

Class C-2 Shares
As of January 1, 2022	—
Class C-2 Shares issued	22,770
Change in fair value measurement	(12,690)
As of December 31, 2022	$10,080
Class C-2 Shares converted to Class C-1 Shares	(3,285)
Change in fair value measurement	(5,715)
As of December 31, 2023	$1,080
The fair value change for Class C Shares are as follows:

	For the year ended December 31,
	2023	2022	2021
Fair value change - Class C-1 Shares	13,000	22,400	—
Fair value change - Class C-2 Shares	9,000	12,690	—
Fair value change - Class C Shares	$22,000	$35,090	$—
Earn-out rights
On the Closing of the BCA, the Former Parent (or the shareholders of the Former Parent if the Former Parent is dissolved or liquidated) was issued a contingent right to receive earn-outs of up to 24,078,638 Class A Shares and 134,098,971 Class B Shares in Parent, issuable in five tranches that each comprise 4,815,728 Class A Shares and 26,819,794 Class B Shares in Parent. Each tranche is issuable once the daily volume weighted average price of Class A Shares in Parent meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028. The daily volume weighted average price of Class A Shares in Parent that is required to trigger each tranche is as follows:
•Tranche 1 — $13 per share
•Tranche 2 — $15.50 per share
•Tranche 3 — $18 per share
•Tranche 4 — $20.50 per share
•Tranche 5 — $23 per share

If the daily volume weighted average price of Class A Shares in Parent triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group (i.e., there is a change in greater than 50% equity ownership of the Group) all five tranches are automatically triggered for issuance. The Former Parent’s contingent right to the earn-out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.
The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the contingent earn-out rights of the Former Parent. Under IAS 32 and IFRS 9, the contingent earn-out rights failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in Parent and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. However, since it provides value to owners of the Former Parent effectively in the form of a pro rata dividend, the fair value at the Closing of the BCA was charged to Accumulated deficit.
The contingent earn-out rights require a valuation approach leveraging Level 3 inputs. Refer to Note 1 - Overview and basis of preparation for further details on the valuation methodology utilized to determine the fair value of the earn-out.

Earn-out Rights
As of January 1, 2022	—
Earn-out rights issued	1,500,638
Change in fair value measurement	(902,068)
As of December 31, 2022	$598,570
Change in fair value measurement	(443,168)
As of December 31, 2023	$155,402
The fair value change of earn-out rights are as follows:

	For the year ended December 31,
	2023	2022	2021
Fair value change - Earn-out rights	443,168	902,068	—
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
Note 19 - Trade receivables
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
The following table details the aging analysis of the Trade receivables:

	Not overdue	1-30 days overdue	30-90 days overdue	>90 days overdue	Total
2023
Gross trade receivables, external	62,916	49,670	7,842	5,777	126,205
Trade receivables - related parties	52,313	7,474	1,204	35	61,026

Net trade receivables	$115,229	$57,144	$9,046	$5,812	$187,231
2022 - (Restated)
Gross trade receivables, external	124,189	93,371	19,034	2,984	239,578
Trade receivables - related parties	65,522	12,786	519	398	79,225
Net trade receivables	$189,711	$106,157	$19,553	$3,382	$318,803
Management determines that a receivable is written off once reasonable means of collection have been unsuccessful and the Group has no reasonable expectations of recovering the entire contractual cash flows, or a portion thereof. As of December 31, 2023 and 2022, the Group has written off a de minimis amount of receivables.
Further information on credit risks for Trade receivables is included in Note 3 - Financial risk management.
Note 20 - Inventories
The Group’s inventory primarily consisted of vehicles as follows:

	As of December 31,
	2023	2022
		(Restated)
Work in progress	32	1,387
Finished goods and goods for resale	1,070,897	664,789
Provision for impairment	(131,570)	(36,022)
Total	$939,359	$630,154
Inventories recognized as an expense during the years ended December 31, 2023, 2022 and 2021 amounted to $2,204,298, $2,182,124 and $1,232,715, respectively, and were included in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
As of December 31, 2023, 2022, and 2021 write-downs of Inventories to net realizable value amounted to $134,877, $14,830 and $30,782 respectively. The write down was recognized as an expense during the years ended December 31, 2023, 2022, and 2021 and was included in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
Inventories can be pledged as security for liabilities. Refer to Note 25 - Liabilities to credit institutions for further details.
Note 21 - Other current assets
Other current assets for the Group were as follows:

	As of December 31,
	2023	2022
		(Restated)
Value added tax receivables	124,906	66,354
Prepaid expenses and accrued income	36,864	32,452
Advances to suppliers	16,452	3,337
Other current receivables	17,570	10,840
Insurance recovery assets	8,350	—
Total	$204,142	$112,983
As of December 31, 2023, prepaid expenses and accrued interest income consisted primarily of prepaid insurance expenses. As of December 31, 2022, prepaid expenses and accrued interest income consisted primarily of prepaid insurance and accrued income related to carbon credits.
Note 22 - Equity
Changes in the Group's equity during the years ended December 31, 2023, 2022, and 2021 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Pre-closing of the merger with GGI
Balance as of January 1, 2021	214,371,808	—	(1,318,752)	—
Issuance during the year	—	18,032,787	(547,157)	—
Conversion from Class A to Class B	(17,345,079)	17,345,079	—	—
Issuance of Convertible Notes	—	—	—	(35,231)

Balance as of December 31, 2021	197,026,729	35,377,866	$(1,865,909)	$(35,231)
Issuance during the period	—	—	—	—
Balance as of June 23, 2022	197,026,729	35,377,866	$(1,865,909)	$(35,231)
Closing of the merger with GGI
Removal of Polestar Automotive Holding Limited from the Group
Exchange of Class A for Class B (1:8.335)	(197,026,729)	1,642,233,575	1,565,447	(1,565,447)
Exchange of Class B for Class A (1:8.335)	294,877,349	(35,377,866)	281,090	(281,090)
Reclassification of GBP Redeemable Preferred Shares	—	—	(65)	65
Issuance of Volvo Cars Preference Shares[1]	58,882,610	—	(589)	(588,237)
Issuance to Convertible Note holders	4,306,466	—	(43)	43
Issuance to PIPE investors	26,540,835	—	(265)	(249,735)
Issuance to GGI shareholders	82,193,962	—	(822)	(521,285)
Listing expense	—	—	—	(372,318)
Transaction costs	—	—	—	38,903
Post-closing of the merger with GGI
Equity-settled share-based payment	876,451	—	(9)	(9,900)
Balance as of December 31, 2022	467,677,673	1,642,233,575	$(21,165)	$(3,584,232)
Equity-settled share-based payment	299,075	—	(3)	(5,390)
Related party capital contribution[2]	—	—	—	(25,565)
Balance as of December 31, 2023	467,976,748	1,642,233,575	$(21,168)	$(3,615,187)
1 - The Volvo Cars Preference Shares subsequently converted into Class A shares following the merger with GGI on June 23, 2022.
2 - Refer to the Other financing instruments section of Note 27 - Related party transactions for more details.
Pre-closing of the merger with GGI
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
Refer to Note 1 - Significant accounting policies and judgements and Note 18 - Reverse recapitalization for more details on the merger with GGI.
Post-closing of the merger with GGI
Following the merger with GGI, 174,075 and 501,451 Class A Shares were issued to employees of the Group as of December 31, 2023 and 2022 under the Omnibus Plan, respectively. 125,000 and 375,000 Class A Shares were issued in exchange for marketing services as of December 31, 2023, and 2022, respectively. Refer to Note 8 - Share-based payment for additional details. As of December 31, 2023, there were an additional 4,532,023,252 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
The following instruments of Parent were issued and outstanding as of December 31, 2023:
•467,976,748 Class A Shares with a par value of $0.01, of which 220,918,695 were owned by related parties;
•1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;

•20,499,965 Class C-1 Shares with a par value of $0.10;
•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 GBP Redeemable Preferred Shares with a par value of GBP 1.00.
Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in the Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in the Parent. Additionally, holders of GBP Redeemable Preferred Shares in the Parent have no voting rights. Any dividends or other distributions paid by the Parent shall only be issued to holders of outstanding Class A Shares and Class B Shares in the Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in the Parent are not entitled to participate in any dividends or other distributions. Refer to Note 18 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.
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
Note 23 - Current and non-current provisions
Changes in the Group’s current and non-current provisions were as follows:

	Warranties	Employee benefits	Litigation	Other	Total
Balance as of January 1, 2022 - (Restated)	58,453	7,628	—	11,038	77,119
Additions - (Restated)	106,680	14,590	—	8,986	130,256
Utilization - (Restated)	(25,239)	(8,608)	—	(10,431)	(44,278)
Reversals - (Restated)	(10,785)	(192)	—	(17)	(10,994)
Unwinding of discount and effect in changes due to discount rate - (Restated)	(3,892)	—	—	—	(3,892)
Balance as of December 31, 2022 - (Restated)	$125,217	$13,418	$—	$9,576	$148,211
of which current - (Restated)	53,595	13,322	—	5,932	72,849
of which non-current - (Restated)	71,622	96	—	3,644	75,362

Balance as of January 1, 2023	125,217	13,418	—	9,576	148,211
Additions	93,609	3,333	35,676	20,043	152,661
Utilization	(44,995)	(11,704)	—	(13,053)	(69,752)
Reversals	(17,091)	(1,825)	—	(1,661)	(20,577)
Unwinding of discount and effect in changes due to discount rate	(10,975)	—	—	—	(10,975)
Balance as of December 31, 2023	$145,765	$3,222	$35,676	$14,905	$199,568
of which current	44,581	2,139	35,676	12,491	94,887
of which non-current	101,184	1,083	—	2,414	104,681
GGI litigation

Per the terms of the BCA governing the merger with GGI discussed in Note 1 - Overview and basis of preparation, Polestar is obligated to indemnify directors, officers, and employees of GGI for six years following the Closing of the merger. In August 2023, former public stakeholders of GGI filed a legal claim against certain directors, officers, and employees of GGI; alleging certain misconduct by these individuals with respect to their duties to GGI's stakeholders during and prior to GGI's merger with Polestar. As of December 31, 2023, Polestar maintains a provision for $35,676 relating to its indemnification obligation towards the defendants. Polestar's directors and officers insurance policy applies to the legal claim and provides coverage for up to $10,000 of costs after $5,000 has been paid by Polestar. However, as of December 31, 2023, only $8,350 has been recognized and included in Other current assets on the Consolidated Statement of Financial Position as a virtually certain offsetting recovery. As the outcome of the litigation includes inherent uncertainty, the direct result of the litigation may not be known until late 2025 when trial is scheduled. Polestar’s estimates of its obligation could change in the future if new facts and circumstances arise as the legal proceedings continue to develop.
Note 24 - Other current liabilities
Other current liabilities for the Group were as follows:

	As of December 31,
	2023	2022
		(Restated)
Accrued expenses	134,818	172,006
Liabilities related to repurchase commitments	58,482	73,241
Accrued interest	8,238	2,614
Personnel related liabilities	37,518	28,816
VAT liabilities	88,520	78,942
Other liabilities	20,326	8,645
Total	$347,902	$364,264
Accrued expenses were mainly related to marketing and product development; personnel related liabilities consisted of wages, salaries, and other benefits payable.
Note 25 - Liabilities to credit institutions
The carrying amount of Polestar Group’s Liabilities to credit institutions as of December 31, 2023 and December 31, 2022 were as follows:

	As of December 31,
	2023	2022
Liabilities to credit institutions		(Restated)
Working capital loans from banks	1,923,755	1,300,108
Floorplan facilities	87,039	14,561
Sale-leaseback facilities	12,788	11,719
Total	$2,023,582	$1,326,388
Since Liabilities to credit institutions are short-term with a duration of twelve months or less, the carrying amount of each contract is deemed to be a reasonable approximation of fair value. The Group’s risk management policies related to Liabilities to credit institutions and other debt instruments are further detailed in Note 3 - Financial risk management of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2023.
The Group had the following working capital loans outstanding as of December 31, 2023:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
EUR	February 2023 - February 2024	Secured[1]	3 month EURIBOR[2] plus 2.30% and an arrangement fee of 0.15%	400,104	442,795
USD	March 2023 - March 2024	Unsecured[3]	7.35% per annum, settled quarterly	100,000	100,000
CNY	March 2023 - March 2024	Unsecured[3]	12 month LPR[4] plus 0.05%, settled quarterly	260,000	36,617
CNY	April 2023 - April 2024	Unsecured[3]	12 month LPR[4] plus 0.05%, settled quarterly	11,430	1,610
CNY	May 2023 - May 2024	Unsecured[3]	12 month LPR[4] plus 0.45%, settled quarterly	231,000	32,533

CNY	June 2023 - June 2024	Unsecured[3]	12 month LPR[4] plus 1.3%, settled monthly	310,000	43,659
USD	August 2023 - August 2024	Unsecured[3]	3 month SOFR[5] plus 2.30%, settled quarterly	402,000	402,000
USD	August 2023 - August 2024	Secured[6]	12 month SOFR[5] plus 0.9%, settled quarterly	320,000	320,000
USD	August 2023 - August 2024	Unsecured[3]	12 month SOFR[5] plus 1.1%, settled quarterly	82,000	82,000
CNY	September 2023 - September 2024	Unsecured[3]	12 month LPR[4] plus 0.25%, settled quarterly	500,000	70,417
USD	September 2023 - September 2024	Unsecured[3]	12 month SOFR[5] plus 0.65%, settled quarterly	118,000	118,000
USD	September 2023 - September 2024	Secured[6]	12 month SOFR[5] plus 1.11%, settled semi-annual	100,000	100,000
CNY	October 2023 - October 2024	Unsecured[3]	12 month LPR[4] plus 0.15%, settled quarterly	200,000	28,167
CNY	December 2023 - December 2024	Unsecured[3]	12 month LPR[4] plus 1.05%, settled quarterly	92,000	12,957
USD	December 2023 - December 2024	Secured[6]	12 month SOFR[5] plus 1.70%, settled semi-annual	133,000	133,000
Total					$1,923,755
1 - New vehicle inventory financed via this facility is pledged as security for 100% of the outstanding principal under the facility, via first-ranking English law security over vehicles and transport documents, until repaid. This facility consists of individual loans that have a repayment period of 90 days, and includes a covenant tied to the Group’s liquidity levels.
2 - Euro Interbank Offered Rate ("EURIBOR").
3 - Letters of keep well from both Volvo Cars and Geely.
4 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
5 - Secured Overnight Financing Rate (“SOFR”).
6 - Secured by Geely.
The Group had the following working capital loans outstanding as of December 31, 2022:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
EUR	February 2022 - February 2023	Secured[1]	3 month EURIBOR[2] plus 2.1% and an arrangement fee of 0.15%	270,095	288,746
CNY	June 2022 - June 2023	Unsecured	12 month LPR[3] plus 1.25%, settled monthly	500,000	72,517
CNY	August 2022 - August 2023	Unsecured	12 month LPR plus 0.05%, settled quarterly	716,000	103,845
USD	August 2022 - August 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	147,000	147,000
USD	September 2022 - September 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	255,000	255,000
USD	September 2022 - September 2023	Secured[4]	4.48% per annum	133,000	133,000
USD	September 2022 - September 2023	Unsecured	3 month SOFR[5] plus 2.4%, settled quarterly	100,000	100,000
USD	December 2022 - December 2023	Unsecured[6]	7.5% per annum	200,000	200,000
Total					$1,300,108
1 - New vehicle inventory financed via this facility is pledged as security for 100% of the outstanding principal under the facility, via first-ranking English law security over vehicles and transport documents, until repaid. This facility consists of individual loans that have a repayment period of 90 days, and includes a covenant tied to the Group’s liquidity levels.
2 - Euro Interbank Offered Rate ("EURIBOR").
3 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
4 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.
5 - Secured Overnight Financing Rate (“SOFR”).
6 - Letters of keep well from both Volvo Cars and Geely.
Floorplan facilities
In the ordinary course of business, Polestar, on a market by market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $122,786 and $31,251, respectively.

The Group maintains one such facility with the related party Volvo Cars Financial Services UK that is presented separately in Interest-bearing current liabilities - related parties within the Consolidated Statement of Financial Position. Of the amounts above, the aggregate amount outstanding as of December 31, 2023 and December 31, 2022 due to related parties amounted to $35,747 and $16,690, respectively. Refer to Note 27 - Related party transactions for further details.
Sale-leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of December 31, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $12,788 and $11,719, respectively.
Note 26 - Supplemental cash flow information
The Group's non-cash investing and financing activities were as follows:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Purchases of intangible assets in trade payables - related parties and accrued expenses - related parties	129,478	74,781	357,760
Initial recognition of ROU assets and lease liabilities	54,569	43,514	13,039
Purchases of property, plant and equipment in trade payables	19,230	47,156	18,611
Prepaid assets and warrant liabilities assumed upon closing of the merger with GGI	—	57,040	—
Issuance of Earn-out rights upon closing of the merger with GGI	—	1,500,638	—
Initial recognition of investment in associates	29,400	—	—
Changes in the Group's current and non-current liabilities arising from financing activities were as follows:

	Liabilities to credit institutions	Convertible liabilities	Other financing liabilities	Earn-out and Class C Shares liabilities	Lease liabilities	Total
Balance as of January 1, 2022	642,644	—	7,192	—	77,523	727,359
of which outstanding principal	642,339	—	7,069	—	—	649,408
of which accrued interest	305	—	123	—	—	428
Changes from financing cash flows
Proceeds from short-term borrowings	2,059,298	—	90,501	—	—	2,149,799
Repayments of borrowings	(1,347,392)	—	(79,543)	—	—	(1,426,935)
Repayments of lease liabilities	—	—	—	—	(19,448)	(19,448)
Total changes from financing cash flows	$711,906	$—	$10,958	$—	$(19,448)	$703,416
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	43,514	43,514
Cancellation of lease liabilities	—	—	—	—	(157)	(157)
Interest expense	27,179	—	511	—	6,201	33,891
Interest paid	(24,822)	—	(627)	—	(6,201)	(31,650)
Issuance of Earn-out rights and assumption of warrant liabilities upon closing of the merger with GGI	—	—	—	1,563,728	—	1,563,728
Total changes from other items	$2,357	$—	$(116)	$1,563,728	$43,357	$1,609,326
Changes from effects of foreign exchange rates	(27,905)	—	(1,344)	—	(4,600)	(33,849)
Changes from effects of fair value measurement	—	—	—	(937,158)	—	(937,158)
Balance as of December 31, 2022	$1,329,002	$—	$16,690	$626,570	$96,832	$2,069,094
of which outstanding principal	1,326,388	—	16,690	—	—	1,343,078
of which accrued interest	2,614	—	—	—	—	2,614

Balance as of January 1, 2023	1,329,002	—	16,690	626,570	96,832	2,069,094
of which outstanding principal	1,326,388	—	16,690	—	—	1,343,078
of which accrued interest	2,614	—	—	—	—	2,614

Changes from financing cash flows
Proceeds from short-term borrowings	3,174,669	—	88,162	—	—	3,262,831
Proceeds from long-term borrowings		1,250,000	131,738	—	—	1,381,738
Repayments of borrowings	(2,482,674)	—	(70,334)	—	—	(2,553,008)
Repayments of lease liabilities	—	—	—	—	(21,916)	(21,916)
Total changes from financing cash flows	$691,995	$1,250,000	$149,566	$—	$(21,916)	$2,069,645
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	54,569	54,569
Cancellation of lease liabilities	—	—	—	—	(3,067)	(3,067)
Interest expense	110,097	60,325	2	—	5,008	175,432
Interest paid	(104,762)	(42,620)	(2)	—	(5,008)	(152,392)
Total changes from other items	$5,335	$17,705	$—	$—	$51,502	$74,542
Changes from effects of foreign exchange rates	5,488	—	1,229	—	830	7,547
Changes from effects of fair value measurement	—	6,829	—	(465,168)	—	(458,339)
Balance as of December 31, 2023	$2,031,820	$1,274,534	$167,485	$161,402	$127,248	$3,762,489
of which outstanding principal	2,023,582	1,256,829	167,485	—	—	3,447,896
of which accrued interest	8,238	17,705	—			25,943
Note 27 - Related party transactions
Related parties are as follows:
•A person, or a close family member of such person, that has control, joint control or significant influence over a Polestar entity. Due to the Group's ownership structure, Li Shufu is the person who effectively controls the Group and its entities;
•A person who is a member of the key management of the Group, or a close family member of such person. Key management of the Group includes EMT consisting of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and Managing Directors;
•A legal entity, controlled by a person mentioned in either of the previous two bullets, that can exercise significant influence over the Group;
•A legal entity that is a parent company, subsidiary, joint venture, associate or other company where Li Shufu owns 10% or greater interest in the voting power of the company; or
•A legal entity whose key management personnel provide services to an entity within the Group.
Prior to the merger with GGI, Polestar Group existed as a joint venture between Geely and Volvo Cars. Geely is primarily owned and operated by Li Shufu. Geely, through a combination of wholly owned and partially owned entities, owns a controlling number of equity interests in Volvo Cars. Therefore, Li Shufu, as a controlling equity interest holder in Geely, effectively controls Geely and Volvo Cars. All transactions with Geely and Volvo Cars are related party transactions.
Unless specifically detailed in this footnote, all transactions with related parties are on an arm’s length basis. During the years ended December 31, 2023, 2022, and 2021, the Group had related party transactions in the following functions:
Product development
The agreements in place to support the Group’s product development include licenses and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars and Geely. Polestar also benefits from related parties as subcontractors in certain internal technology development programs of the Group. Major product development agreements Polestar entered into with related parties during the years ended December 31, 2023, 2022, and 2021 are as follows:

Product	Agreements

PS2
•On November 9, 2022 and December 27, 2022, Polestar entered into amendment agreements related to the service and joint development agreements with Volvo Cars regarding the PS2 model year updates entered on April 13, 2021. The amendment agreements added the specific fee for model year 2022 and 2023 updates. The fee Polestar agreed to pay Volvo Cars for model year 2022 and 2023 updates was $39,623. The fee Polestar agreed to pay Volvo Cars for model year 2021 updates was amended to $54,684 from $31,366.
•On June 23, 2021, Polestar entered into a supplement agreement to the PS2 car model assignment and license agreement to reconcile the actual development cost incurred by Volvo Cars and the category of technology developed for Polestar throughout 2020. The fee Polestar agreed to pay Volvo Cars under the agreement was $31,554.
•On April 13, 2021, Polestar entered into service and joint development agreements with Volvo Cars related to development of model year updates throughout the life-time of the PS2. The fee for these services is dependent on actual development costs incurred by Volvo Cars and the category of technology developed for Polestar. The fee Polestar agreed to pay Volvo Cars for model year 2021 updates was $31,366 and costs related to future model year updates are based on actual hours incurred by Volvo Cars through a cost-plus methodology.

PS3	•No material agreements were signed in the years ended December 31, 2023, 2022, and 2021.
PS4
•On March 4, 2022, Polestar entered into two technology license agreements related to the right to use Geely's PMA-1 platform and GEEA2.0 electrical architecture for the PS4 in and outside of China. Under these agreements, Polestar agreed to pay Geely a monthly license royalty fee based on the net revenue of PS4s sold each month during the vehicle's lifecycle. The agreements also include a minimum sales volume commitment for sales inside and outside of China each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for any deficit between the actual volume sold and the minimum sales volume commitment each year. Polestar also entered into a third technology license agreement with Zhejiang Zeekr Automobile Research and Development Co., Ltd ("Zeekr"), an entity controlled by Geely, related to the right to use Zeekr carry-over tophat technology in the PS4 in China. Polestar agreed to pay Zeekr a monthly license royalty fee based on the net revenue of PS4s sold each month in China during the vehicle's lifecycle. The agreement also includes a minimum sales volume commitment for China for each year during the vehicle's lifecycle. Polestar is required to pay Zeekr compensation for any deficit in China between the actual volume sold and the minimum sales volume commitment each year.
•On December 30, 2021, Polestar entered into a technology license agreement with Zeekr related to the right to use certain Zeekr carry-over tophat technology in the PS4 outside of China. This agreement has terms similar to those included in the agreement signed with Zeekr on March 4, 2022 regarding Zeekr technology used in the PS4 in China, except the minimum sales volume commitment thresholds are different and pertain to sales outside of China.
•On December 28, 2021, Polestar entered into a R&D service agreement for the development phase of the PS4 beginning after the program confirmation milestone; ending with the final status report from Geely in 2025. The service charges are required to be paid in eight installments through 2025, based on predefined project milestones, and was calculated based on time and materials estimated to be incurred by Geely through 2025 under a cost-plus methodology. The total fee Polestar agreed to pay Geely through 2025 was $368,718.
•On January 18, 2021, Polestar entered into a R&D service agreement for the concept phase of the PS4; ending at the program confirmation milestone. The service charge was a fixed price compensation dependent on the hours and resources required for the services to be performed by Geely throughout 2021, based on predefined project milestones. The total fee Polestar agreed to pay Geely throughout 2021 was $23,718.

PS5
•On September 28, 2023, Polestar entered into a technology license agreement with Geely related to the right to use Zeekr's ZEEA2.5 and Geely's GEEA2.0 electrical architectures for the PS5. The total license fee of $31,245 is required to be paid in two installments: a payment of $14,011 that occurred in October 2023 and a payment of $17,234 in December 2024.

PS6	•No material agreements were signed in the years ended December 31, 2023, 2022, and 2021.
Refer to Note 29 - Commitments and contingencies for details on commitments and contingencies related to product development of Polestar vehicles.
Procurement
The Group has entered into service agreements with Geely and Volvo Cars regarding the procurement of direct materials for production and the indirect procurement of material, IT and other general services not related to car components. The joint sourcing of indirect procurement activities and direct material for the Group, Volvo Cars, and Geely has allowed the companies to leverage economies of scale.
Manufacturing
The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and has entered into tool sharing agreements with Volvo Cars and Geely. Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilized and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself. Logistics engineering includes activities related to the determination of how different components are delivered to the production sites. The Group outsourced the manufacturing and logistics engineering for the production processes of the PS1, PS2, and PS3 to Volvo Cars and for the production processes of the PS4 to Geely.
Tool sharing occurs when the Group purchases production tools, together with Volvo Cars or Geely, to obtain synergies in the manufacturing processes by utilizing the same or similar tools. Polestar also enters into machinery and equipment lease arrangements as well as certain building lease agreements with Geely and Volvo Cars. Refer to Note 12 - Leases for more information on Polestar’s leasing arrangements.

Major manufacturing agreements Polestar entered into with related parties during the years ended December 31, 2023, 2022, and 2021 are listed below.

Product	Agreements
PS2	•No material agreements were signed in the years ended December 31, 2023, 2022, and 2021.
PS3
•On December 8, 2023, Polestar entered into an asset transfer agreement with Geely under which Polestar agreed to sell Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely in exchange for $156,056. This agreement was accounted for as a financing transaction instead of a sale due to the terms of the agreement and the terms of other agreements with Volvo Cars and Geely that were signed on January 8, 2024 and March 3, 2024. Refer to the Financing section of this footnote and Note 30 - Subsequent events for more details.
•On March 17, 2021 and March 23, 2021, Polestar entered into two financial undertaking agreements with Volvo Cars related to investments required prior to production of the PS3 in Volvo Cars' plant in Ridgeville, South Carolina. Under the first agreement, Volvo Cars agreed to invest $49,969 in common equipment that will be utilized in the production of both the PS3 and certain Volvo Cars branded vehicles and Polestar committed to pay Volvo Cars for its share of use of the common equipment via piece price of each PS3 produced. Under the second agreement, Volvo Cars agreed to invest $40,451 in PS3 unique equipment that will be utilized in the production of only the PS3 and Polestar committed to pay Volvo Cars for use of the PS3 unique equipment via piece price of each PS3 produced. Both agreements subject Polestar to making a lump sum payment to Volvo Cars in the event that Volvo Cars' investment costs are not recovered prior to the end of production of the PS3.

PS4
•On November 9, 2023, Polestar entered into a framework agreement with Geely and Renault Korea Motors Co., Ltd .("RKM") related to the production of the PS4 in RKM's plant in Busan, South Korea for sale in South Korea, Canada, and the United States. Under the agreement, Polestar agreed to pay RKM per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, long-lived asset, and outbound logistics fees. The agreement includes a purchase volume commitments for each year during the vehicle's lifecycle and Polestar is required to pay RKM compensation each year if the purchase volume commitment is not met. Between signing of the agreement and 2026, Polestar, Geely, and RKM are committed to invest approximately $242,000 to prepare the plant for production of the PS4. Polestar's share of the commitments that are required to be paid outside of piece price of each PS4 produced total approximately $200,000 and approximately $38,000 are required to be paid in piece price. The remaining commitment will be paid by Geely.
•On July 17, 2023 and July 24, 2023, Polestar entered into two manufacturing and vehicle supply agreements with Geely related to production of the PS4 in Geely's plant in Hangzhou, China for sale in and outside of China. Under the agreements, Polestar agreed to pay Geely per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, and outbound logistics fees. The agreements include purchase volume commitments for each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for the deficit between the actual volume purchased during the year and 90% of Polestar's fixed reserved volume for the year. Polestar's fixed reserve volume for each year is negotiated and agreed upon in November of the year prior.
•On January 17, 2022, Polestar entered into a tooling and equipment agreement with Geely related to PS4 unique equipment, tooling, and launch costs related to the manufacturing of the PS4. Under the agreement, Geely agreed to invest a total of $60,948 for PS4 unique equipment, tooling, and launch costs on behalf of Polestar and Polestar agreed to pay Geely in seven installments at certain pre-defined milestones between contract signing and February 2024. The cost to Polestar for PS4 unique equipment and tooling is $39,371 and $21,577 for PS4 launch costs.
•On December 23, 2021, Polestar entered into a unique vendor tooling agreement with Geely related to PS4 unique vendor tooling related to the manufacturing of the PS4. Under the agreement, Geely agreed to invest a maximum of $83,646 for PS4 unique vendor tooling on behalf of Polestar and Polestar agreed to pay Geely monthly as costs are incurred.

PS5
•On July 26, 2022, Polestar entered into a vehicle supply agreement with Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd. ("AECQ"), a subsidiary of Geely, related to the production of PS5 prototypes. Under the agreement, AECQ agreed to manufacture and sell Polestar prototypes of the PS5 for a total cost of $25,398 that was determined under a cost-plus methodology. On February 3, 2023, the agreement was amended to change the timing and composition of prototypes, including adding production for spare parts and components, and increased the total cost to $25,783. On December 1, 2023, the agreement was amended again for similar reasons and increased the total cost to $27,290.

Refer to Note 29 - Commitments and contingencies for details on commitments and contingencies related to manufacturing of Polestar vehicles.
Production of the PS5 and PS6
Production of the PS5 and PS6 is intended to occur in a manufacturing plant owned by Geely, via its AECQ subsidiary, in Chongqing, China. During the year ended December 31, 2021, Polestar and Geely established a steering committee to oversee decisions relevant to the plant, including planning, design, construction, engineering management of the plant. Following the establishment of the steering committee, Polestar began providing digital, human resources, indirect procurement, finance, logistics, plant management, blue collar launch, product launch, and plant launch services (collectively, the "Plant Operation Services") related to the setup of Geely's plant. Since the year ended December 31, 2021 and prior to December 20, 2023, these services were provided to Geely without an agreement of commercial and legal terms (i.e., a contract) between Polestar and Geely; resulting in Polestar providing the Plant Operation Services to Geely at its own risk and without rights to consideration from Geely. All costs incurred by Polestar during the years ended December 31, 2023, 2022, and 2021 that were associated with providing the Plant Operation Services were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss.

On December 20, 2023, Polestar and Geely entered into an agreement under which Geely agreed to compensate Polestar for the Plant Operation Services provided by Polestar during the years ended December 31, 2023, 2022, and 2021. The consideration received by Polestar upon signing of the service agreement amounted to $25,202 and was calculated utilizing a cost-plus methodology. The consideration received was recognized in Other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2023.
Sales and distribution
For the years ended December 31, 2023, 2022, and 2021, the Group sold software technology, vehicles, prototype engines and carbon credits to Geely and Volvo Cars. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, delivery of vehicles and other products and global customer service. In 2023, the Group had new agreements in place to begin selling vehicles and services to Polestar Technology, a strategic joint venture for the China market with the technology company Xingji Meizu. Polestar leverages Xingji Meizu software and consumer electronics hardware development to strengthen Polestar's offer in the China market. Refer to Note 10 - Investment in associates for more information regarding the agreements with Polestar Technology.
The Group sells vehicles to Volvo Cars and end customers while end customers can choose to finance the vehicles via Polestar's related party, Volvofinans Bank AB (“Volvofinans Bank”).
Polestar and Volvo Car Financial Services US LLC, doing business as Polestar Financial Services (“PFS”), entered into residual value guarantee agreements with Bank of America, National Association (“BANA”), a third party, in the US. BANA sought to obtain economic protection against degradation in the residual value of leased vehicles it funds, and Polestar agreed to provide such protection as a service for a fee.
Information technology
While Polestar has its own information technology (“IT”) department, Polestar operates in a shared IT environment with Volvo Cars and has service and software license agreements related to the support, maintenance, and operation of IT processes. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration, and application hosting.
Other support
The Group has various other related party agreements in place with Volvo Cars. These are primarily service agreements that relate to support for corporate or back-office functions, including human resources, legal, accounting, and logistics. Human resources support services relate to activities associated with payroll administration, training and workforce administration. Legal support services include routine work associated with patent and brand registrations and competition law. Accounting support services include statutory finance administration, accounting, and financial reporting for sales units.
Polestar outsources inbound and outbound logistics related to the PS2 to Volvo Cars, since the PS2 is manufactured at Volvo Cars' Taizhou plant. Inbound logistics relate to supplier shipments to various production sites; outbound logistics relate to the transport of vehicles to end customers. Polestar outsources inbound logistics related to the PS4 to Geely, since the PS4 in manufactured at Geely's Hangzhou Bay plant. The Group outsources customs handling to Volvo Cars as it does not currently have its own customs department. Warranty claims handling is also outsourced to Volvo Cars.
Financing
Working capital loans
In May 2021, the Group entered into a working capital credit facility with Volvo Cars Financial Services UK. The credit facility is renewed each 12-month period and is denominated in GBP. Interest is calculated at the floating Bank of England ("BoE") base rate plus 2-2.5%, settled monthly. The facility is partially secured by the underlying assets. As of December 31, 2023 and 2022, $35,747 and $16,690 of this financing arrangement remained outstanding, respectively, which is included in Interest-bearing current liabilities - related parties on the Consolidated Statement of Financial Position.
Convertible instruments
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars providing available credit of up to $800,000; originally terminating on May 3, 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest is calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to June 30, 2027, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on (1) whether or not the Group conducts a qualified equity offering to investors at a market discount and (2) the time-value of money associated with settlement of the liability earlier than June 30, 2027. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. On November 8, 2023, the credit facility agreement was amended to increase the overall credit capacity to $1,000,000 and extend the termination date to June 30, 2027. As a result of the amended terms, Polestar recalculated the carrying amount of the liability as the present value of the modified contractual cash flows and recognized a modification loss of $6,829 within Finance expense. As of December 31, 2023 and 2022, the Group had principal draws of $1,000,000 and $0 respectively, outstanding under the facility and the fair value of the financial liability related to Volvo Cars' conversion right was $0 and $0, respectively. The modified carrying value of the liability as of December 31, 2023 was $1,006,829.
On November 8, 2023, the Group entered into a credit facility agreement with Geely providing available credit of up to $250,000; terminating on June 30, 2027. Other than the amount of credit available, the credit facility agreement with Geely maintains terms that are identical to the amended credit facility agreement with Volvo Cars. As of December 31, 2023 the Group had principal draws of $250,000 outstanding under the facility and the fair value of the financial liability related to Geely's conversion right was $0.
As of December 31, 2023 the total principal balance outstanding under the facilities with Volvo Cars and Geely is reflected within Other non-current interest-bearing liabilities - related parties.
Of the $35,231 in Convertible Notes issued on July 28, 2021, $9,531 was issued to various entities affiliated with Geely. As of December 31, 2021, all $9,531 of the Convertible Notes were outstanding. Upon the Closing of the merger with GGI, the Convertible Notes were converted into 4,306,466 Class A Shares. Refer to Note 1 - Overview and basis of preparation and Note 22 - Equity for further details.
Other financing instruments
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until after December 31, 2023, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. The agreements were as follows:
•Polestar and Geely entered into an asset transfer agreement on December 8, 2023 under which Geely agreed to purchase the PS3 Tooling and Equipment for $156,056. The PS3 Tooling and Equipment sold to Geely included (1) tooling and equipment at certain vendors’ premises and (2) unique type bound tooling and equipment located in Volvo Cars' plant. The purchase price was comprised of (1) Polestar's book value of the PS3 Tooling and Equipment equal to $149,470 (the "Base") and (2) an estimate of the cost to Polestar for future changes or modifications to the PS3 Tooling and Equipment equal to $6,586 (the "Cap"). The amount of the Cap not utilized by Polestar must be repaid by Polestar to Geely at the end of the useful life of the PS3. During and at the end of the useful life of the PS3, Polestar has the right to repurchase the PS3 Tooling and Equipment at Geely's book value. In the event the user right agreement (discussed below) is terminated, Polestar is obligated to repurchase the PS3 Tooling and Equipment at the amount not reimbursed to Geely under the user right agreement.
•Polestar, Geely, and Volvo Cars were committed to enter into a user right agreement under which Geely will grant Volvo Cars the right to use to PS3 Tooling and Equipment to manufacture the PS3 for Polestar in exchange for an annual user right fee from Volvo Cars equal to the Base divided by the estimated useful life of the PS3 (i.e., 6 years). In the event Polestar utilizes the Cap in the future, the numerator of the annual user right fee calculation will be adjusted by Geely to add the amount of the Cap utilized by Polestar. The user right fee does not carry interest or a mark-up.
•Polestar and Volvo Cars were committed enter into a manufacturing agreement under which Volvo Cars will manufacture the PS3 in its plant in Chengdu, China. Per the pricing terms of the manufacturing agreement, Polestar will repay Volvo Cars for the annual user right fee paid to Geely in the piece price of each PS3 purchased (i.e., the annual user right fee divided by the annual manufacturing volume of PS3s).
In accounting for the asset transfer agreement, the Group applied the guidance in IFRS 15, IFRS 16, and IFRS 9. Under IFRS 15 and IFRS 16, the transfer of the PS3 Tooling and Equipment failed to meet the definition of a sale because the PS3 Tooling and Equipment is (1) unique to Polestar and the manufacturing of the PS3, (2) Polestar maintains a right to repurchase the PS3 Tooling and Equipment during and at the end of the useful life of the PS3, and (3) Polestar has a contingent obligation to repurchase the PS3 Tooling and Equipment at a value equal to Geely's purchase price less the total amount of the user right fee paid to Geely in the event the user right agreement is terminated. Further, since Polestar is required to (1) pay Volvo Cars in PS3 piece price for the annual user right fee Volvo Cars is required to pay Geely and (2) pay Geely at the end of the useful life of the PS3 for any unused amount of the Cap, the agreements together form a failed sale and lease-back transaction. In accordance with IFRS 16, the PS3 Tooling and Equipment was not derecognized from PPE and Polestar's obligation to repay the purchase price from Geely was accounted for under IFRS 9. Per the terms of the agreement, Polestar's long-term obligation to repay Geely through Volvo Cars does not include any interest or mark-up (i.e., the amount borrowed is the exact amount which will be repaid). This transfer of proceeds from Geely did not factor for the time-value of money (e.g., in a manner similar to a discount on a bond that a third party investor would require), so the transaction was not at arm's length in accordance with IAS 24, Related Party Disclosures ("IAS 24"), resulting in a portion of the purchase price from Geely being accounted for as a capital contribution instead of a financial liability. Accordingly, Polestar's obligation to Geely was recognized at the present value of $131,737, determined utilizing an estimated market interest rate in China of 5.2%, and the difference between the present value of Polestar's obligation and the purchase price from Geely of $25,565 was recognized as a component of Other contributed capital.
Sale of goods, services and other
Related party revenue transactions relate to product development and sales and distribution agreements discussed above. These transactions are comprised of sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines. The total revenue recognized from each related party is shown in the table below:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Volvo Cars	90,114	68,076	82,090

Volvofinans Bank AB	46,683	68,391	52,973
Geely	5,895	—	2,347
Total	$142,692	$136,467	$137,410
For the year ended December 31, 2023, revenue from related parties amounted to $142,692 (6%) of total Revenue. For the year ended December 31, 2022, revenue from related parties amounted to $136,467 (5.6%) of total Revenue. For the year ended December 31, 2021, revenue from related parties was $137,410 (10.2%) of total Revenue.
Purchases of goods, services and other
Purchases from related parties include agreements related to product development, procurement, manufacturing, IT, and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods, including Polestar 2 vehicles purchased from Volvo Cars' factory in Taizhou, China and Polestar 4 vehicles purchased from Geely's Hangzhou Bay factory in Ningbo, China. Purchases of PS2 vehicles were from Geely until the change in plant ownership in November 2021; purchases and their related payables were from Volvo Cars subsequent to this event. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.
Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.
The total purchases of goods, services and other for each related party is shown in the table below:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Volvo Cars	2,345,639	2,219,169	560,451
Geely	260,103	249,108	1,200,295
Volvofinans Bank AB	463	1,003	5,748
Total	$2,606,205	$2,469,280	$1,766,494
Cost of R&D and intellectual property
Polestar entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the PS2, PS3, and PS4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the PS1, PS2, and PS3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of December 31, 2023 was $1,058,398, of which acquisitions attributable to 2023 were $240,312. As of December 31, 2022, the recognized asset associated with these agreements was $1,148,131, of which acquisitions attributable to 2022 were $215,532.
Amounts due to related parties
Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support from Volvo Cars and Geely.

	As of December 31,
	2023	2022
Trade payables – related parties, accrued expenses, and other current liabilities to related parties		(Restated)
Volvo Cars	499,480	1,089,144
Geely	224,808	71,116
Volvofinans Bank AB	2,022	1,389
Total	$726,310	$1,161,649

	As of December 31,
Interest-bearing current liabilities - related parties	2023	2022
Volvo Cars	10,628	9,928
Geely	21,956	—
Volvo Car Financial Services UK	35,748	16,690
Total	$68,332	$26,618

As of December 31,

Other non-current interest-bearing liabilities - related parties	2023	2022
Volvo Cars	1,049,463	43,643
Geely	359,781	—
Total	$1,409,244	$43,643
The Group’s interest expense related to related party liabilities is as follows:

	For the year ended December 31,
	2023	2022	2021
		(Restated)	(Restated)
Interest expense - related parties	92,033	37,924	30,832
Amounts due from related parties
Amounts due from related parties include transactions related to the sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines discussed above.

	As of December 31,
	2023	2022
Trade receivables – related parties, accrued income – related parties, and other current assets - related parties		(Restated)
Volvo Cars	168,523	124,531
Geely	53,730	3
Volvofinans Bank AB	954	3,751
Total	$223,207	$128,285
Incentives to key management personnel
During the year ended December 31, 2019, Volvo Cars provided an equity based incentive program to certain members of the Group’s management team (the “Polestar Incentive Plan”). The Polestar Incentive Plan was launched to incentivize the retention of key personnel with pivotal roles in the development of the Group into a successful standalone company. Each participant was offered to purchase shares in PSINV AB, a subsidiary of Volvo Cars which in turn owned shares in Polestar Automotive Holding Limited and hence the participants were indirectly minority owners of the Group. The investment was made at fair market value in accordance with an external valuation.
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
As a consequence of the listing of Polestar Automotive Holding UK Limited on the Nasdaq Stock Exchange in June 2022 and in accordance with the terms of the Polestar Incentive Program, Volvo Cars was obliged to repurchase the participants shares in PSINV AB at fair market value. Each participant was thereafter obliged to reinvest the net proceeds received (repurchase amount less an amount corresponding to the effective tax rate on capital gains in the participants jurisdiction) in shares in Polestar Automotive Holding UK Limited directly on the open market. The purchased shares were subject to a 180 days’ lock-up period.
Refer to Note 7 - Employee benefits for details on compensation to the EMT and managing directors at the Group’s sales units.
Asset disposals
In December 2022, Polestar committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by Polestar New Energy Vehicle Co. LTD. ("PSNEV"). Prior to the sale, there was a change in the grouping of assets classified as held for sale to include additional assets and immaterial liabilities. The inclusion of these additional assets and immaterial liabilities formed a group of assets and did not meet the definition of a business as defined by IFRS 3. The sale of PSNEV represented a common control transaction because (1) PSNEV did not meet the definition of a business at the time of the transaction, (2) the ultimate control of PSNEV was the same before and after the transaction, and (3) control of PSNEV was not transitory (i.e., organized to effect a 'grooming' transaction.) The resulting gain on the sale was $16,334. Refer to Note 28 - Assets held for sale for additional details.
Note 28 - Assets held for sale
In December 2022, the Group committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by the Group subsidiary, PSNEV, that was previously used to manufacture the Polestar 1 and special edition Polestar 2 BST 270. Accordingly, the Chengdu plant and certain related assets were presented as a disposal group held for sale. The assets related to the Chengdu Plant which were classified as held for sale amounted to $56,001 as of December 31, 2022. The cumulative foreign exchange losses related to exchange rate differences from translation of the disposal group that were included in other comprehensive income as of December 31, 2022 amounted to $1,392. In July 2023, there was a change in the asset grouping classified as held for sale to include an immaterial amount of Other current assets and liabilities along with $85,542 of accounts receivable. The accounts receivable was an intercompany receivable, held by PSNEV, which was not settled prior to the sale of the asset group. Geely agreed to purchase the intercompany receivable as part of the sale, resulting in a change in the asset grouping.
On August 1, 2023, the Group completed the sale of the asset group to Geely. Upon disposal of the asset group, cumulative foreign exchange losses of $6,636 were reclassified from equity to profit or loss as part of the gain on disposal. The derecognition of the asset group previously classified as held for sale, including the modification to include accounts receivable, resulted in a total gain of $16,334. The gain is reflected within Other operating income (expense) on the Consolidated Statement of Loss and Comprehensive Loss. Refer to Note 27 - Related party transactions for additional details.
Note 29 - Commitments and contingencies
Commitments
As of December 31, 2023, commitments to acquire PPE and intangible assets were $334,482 and $162,529, respectively. As of December 31, 2022, commitments to acquire PPE and intangible assets were $179,690 and $216,572, respectively. These commitments are contractual obligations to invest in PPE, intangible assets for the production of upcoming vehicle models Polestar 3, Polestar 4, Polestar 5 and Polestar 6. As of December 31, 2023, Polestar also has a capital injection commitment related to the investment in Polestar Technology amounting to $68,600. Refer to Note 10 - Investment in associates for more details on the investment in Polestar Technology.
Polestar has signed contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreement minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent Polestar´s future commitments as of December 31, 2023:

	Total	Less than 1 year	Between 1-5 years	After 5 years
PS2 battery purchase volume commitments	19,448	19,448	—	—
Logistics service commitments	57,108	57,108	—	—
PS3 and PS4 purchase volume commitments[1]	277,496	277,496	—	—
PS4 sales volume commitments	83,842	14,903	61,439	7,500
Other commitments	5,463	5,463	—	—
Total	$443,357	$374,418	$61,439	$7,500
1 - The PS3 manufacturing agreement with Volvo Cars was signed on January 8, 2024, however commitments related to the agreement existed as of December 31, 2023 based on the terms in the agreement governing Polestar's sale of PS3 Tooling and Equipment to Geely that was signed on December 8, 2023. Refer to Note 27 - Related party transactions and Note 30 - Subsequent events for further details.
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings, claims, and other assessments that cover a wide range of matters. Liabilities for such contingencies are not recorded until it is probable that a present obligation exists and the amount of the obligation can be estimated reliably. However, contingencies are disclosed when the potential financial effect could be material. As of December 31, 2023 and 2022, the Group did not have any material contingencies.
Note 30 - Subsequent events
Management has evaluated events subsequent to December 31, 2023 and through August 14, 2024, the date these Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to December 31, 2023 merited disclosure in these Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
On January 3, 2024, Polestar's investee in China, Polestar Technology (Shaoxing) Co., Ltd., selected Nanjing as its final province of registration. The investee was renamed Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). Subsequently, on February 29, 2024, Polestar Times Technology, Polestar, Xingji Meizu, and Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (the "Nanjing Investor") entered an agreement for Polestar Times Technology to receive an additional $60,360 in capital from the Nanjing Investor over four installments in exchange for equity; subject to Polestar Times Technology achieving certain increased paid-in capital and invoiced sales thresholds in Nanjing province. In the event Polestar Times Technology achieves these thresholds and secures the investment installments from the Nanjing Investor, Polestar's ownership in Polestar Times Technology will decrease from 49% to 37.6% over time. As of the date these Consolidated Financial Statements were authorized for issuance, Polestar has injected total cash of $34,300 into Polestar Times Technology and maintains 46.2% ownership.
On January 8, 2024, Polestar and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., a Volvo Cars subsidiary, entered into an agreement for the manufacturing of Polestar 3 vehicles in Volvo Cars' Chengdu plant for sale outside of China. Under this agreement, Polestar is committed to purchase certain volumes of Polestar 3 vehicles between 2025 and 2030. In the event that Polestar´s actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity. On January 12, 2024, Polestar entered into a similar agreement with the same Volvo Cars subsidiary, inclusive of similar volume commitment terms, governing the manufacturing of Polestar 3 vehicles in Volvo Cars'

Chengdu plant for sale in China. These manufacturing agreements also represent those related to Polestar's sale of PS3 Tooling and Equipment discussed in Note 27 - Related party transactions.
On February 22, 2024, Polestar entered into a syndicated multicurrency green trade facility with BNP Paribas, Natixis, Hong Kong Branch, Standard Chartered Bank, the Hongkong and Shanghai Banking Corporation Limited, Banco Bilbao Vizcaya Argentaria, S.A., London Branch, Shanghai Pudong Development Bank Co., Ltd., Credit Agricole Corporate and Investment Bank, China Bohai Bank Co., Ltd. Shanghai Free Trade Zone Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd. Hong Kong Branch, Citigroup Global Markets Asia Limited, and China Zheshang Bank Co., Ltd. with Standard Chartered Bank acting as agent and security agent. Total principal available for utilization under the arrangement is divided into two facilities where Facility A is EUR denominated at €340,000 and Facility B is USD denominated at $583,500. Facility A utilizations carry interest at the relevant EURIBOR plus 2.85%. Facility B utilizations carry interest at the Chicago Mercantile Exchange Term SOFR plus 3.35%. Both facilities have a 36-month repayment period with repayment of utilizations due in full at the end of the period, including any unpaid interest and other fees. The facilities are secured by interest reserve accounts pledges with an aggregate of three months interest deposited upon utilization of available credit. As of February 28, 2024, Polestar had drawn the entire borrowing capacity available under both facilities. Simultaneously with the signing of the syndicated multicurrency green trade facility on February 22, 2034, Polestar and Geely entered into a subordination deed with Standard Chartered Bank, making Polestar's $250,000 credit facility with Geely entered into on November 8, 2023, as discussed in Note 27 - Related party transactions, subordinated to the the syndicated multicurrency green trade facility. By the terms of the subordination deed, no payment to Geely of principal or interest will be made until all amounts due under the syndicated multicurrency green trade facility have been paid in full.
On February 27, 2024, Polestar agreed to a one-year extension of the green trade revolving credit facility with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC, ING Belgium SA/NV, and Barclays Bank Ireland PLC with an aggregate principal amount available of €470,000. Utilizations of this facility carry interest at the relevant interbank offered rate plus 2.3% per annum and have a repayment period of 90 days.
On March 3, 2024, Polestar, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., a Volvo Cars subsidiary, and Chengdu Jisu New Energy Vehicle Co., Ltd, a Geely subsidiary, entered into the user right agreement related to Polestar's sale of PS3 Tooling and Equipment discussed in Note 27 - Related party transactions. Under the user right agreement, Geely granted Volvo Cars the right to use to PS3 Tooling and Equipment to manufacture the PS3 for Polestar in exchange for an annual user right fee from Volvo Cars.
On March 11, 2024, Polestar entered into a 12-month working capital loan for ¥177,000 with East Asia Bank. This loan carries an interest rate of 4.5% per annum due quarterly. This loan benefits from letters of comfort from Volvo Cars and Geely.
On April 30, 2024, Polestar entered into a 12-month working capital loan for ¥473,000 with Bank of China Shanghai Branch. This loan carries an interest rate of 12-month LPR plus 0.35% due quarterly. This loan benefits from letters of comfort from Geely.
On May 31, 2024, Polestar entered into a 12-month working capital loan for ¥88,000 with Bank of China Shanghai Branch. This loan carries an interest rate of 12-month LPR plus 0.35% due quarterly. This loan benefits from letters of comfort from Geely.
On June 13, 2024, Polestar entered into a 12-month working capital loan for ¥231,000 with East Asia Bank. This loan carries an interest rate of 4.3% per annum due quarterly. This loan benefits from letters of comfort from Volvo Cars and Geely.
On June 28, 2024, Polestar entered into a non-recourse trade receivables factoring agreement with BNP Paribas Fortis Factor N.V. ("BNP Paribas Fortis Factor") whereby BNP Paribas Fortis Factor agreed to purchase up to €120,000 in eligible trade receivables from Polestar. Polestar pays a factoring fee calculated as a specified base rate plus an applicable margin. Additionally, Polestar continues to service collection of the trade receivables. As of the date these financial statements were ready for issuance, Polestar has received €45,000 for the sale of trade receivables to BNP Paribas Fortis Factor.
On August 2, 2024, Polestar entered into a 12-month working capital loan for $196,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 7.8% per annum due quarterly. This loan benefits from letters of comfort from Geely.
Note 31 - Restatement of prior period financial statements
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023, management identified various misstatements in our previously issued 2021 and 2022 annual financial statements. Management has assessed the materiality of the misstatements on the 2021 and 2022 financial statements in accordance with the SEC Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality. Based on this, management concluded that the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Accordingly, these misstatements have been corrected, including the previously recorded out of period adjustments, for all periods presented by revising the accompanying consolidated financial statements. The errors relate to the following categories of misstatements:
(i)    Inventories
The errors identified in the Inventories category encompass errors relating to incorrect valuation, classification, recognition, and allocation of costs associated with inventory. The most significant errors in this category include the incorrect treatment of certain launch costs, capitalization of inventory cost allocation, failed sale/lease transactions, and vehicles with repurchase obligations. The net impact of the inventory related error corrections on the Consolidated Statements of Loss and Comprehensive Loss was a reduction of the loss of $16,539 and $16,491 in 2022 and 2021, respectively.
(ii)     Accruals and Deferrals
The errors identified in the Accruals and Deferrals category encompass errors relating to the recognition and measurement of accruals and deferrals. These errors include both the understatement and overstatement of accruals and deferrals before the issuance of the financial statements, despite the availability of accurate information. The most significant transactions in this category include incorrect warranty accrual release, over accrual of operating expenses in North America and timing of revenue recognition and deferred revenue related to vehicle subscription services. The net impact of the accrual and deferral related error corrections on the Consolidated Statements of Loss and Comprehensive Loss was an increase of the loss by $6,688 in 2022 and a reduction of the loss of $20,090 in 2021.
(iii)    Capitalization of expenses
The errors identified in the Capitalization of Expenses category encompass errors relating to expenses that were erroneously capitalized as an asset and vice-versa as of and for the years ended December 31, 2022 and December 31, 2021. The most significant transactions in this category include incorrect recognition of certain assets in China, and the incorrect capitalization of manufacturing engineering expenses as an intangible asset related to services provided to certain contract manufacturing facilities. The net impact of the capitalization related error corrections on the Consolidated Statements of Loss and Comprehensive Loss was an increase in the loss of $8,187 and $1,837 in 2022 and 2021, respectively.
(iv)    Other - Reclassifications
The errors identified in the Other - Reclassifications category encompass errors arising from misallocations of assets and liabilities between different financial statement captions and misallocations of assets and liabilities between current and non-current. The most significant adjustments in this category include non-current reclassification misstatements related to certain buyback liabilities, an error in lease asset and liability in the United Kingdom, and overstatement of advances from customers and accounts receivable in Germany. There is a marginal impact to the Consolidated Statements of Loss and Comprehensive Loss for the twelve months ended December 31, 2021, and December 31, 2022, due to reclassifications relating to lease expense reversals upon the reclassification of a lease liability to a financing obligation in Korea. Furthermore, related party balances from Other non-current interest-bearing liabilities and Interest-bearing current liabilities have been reclassified to respective related party line items on the Consolidated Statements of Financial Position as of December 31, 2021, and December 31, 2022, to maintain consistency with the Consolidated Statement of Financial Position as of December 31, 2023.
(v)    Deferred Taxes and Income Taxes
The errors identified in the Deferred Taxes and Income Taxes category encompass errors relating to the recognition, measurement, and reporting of the Group’s Deferred tax assets, Deferred tax liabilities, and income tax expenses as of and for the years ended December 31, 2022 and December 31, 2021. These errors include improper estimation of deferred tax amounts, errors in tax calculations, and errors pertaining to the treatment of value added tax. The most significant transactions in this category include incorrect recognition of Deferred tax assets and deferred liabilities at the Sweden tax rate, instead of the local market rate, and incorrect recording of Deferred taxes and Income tax expense in North America resulting from the other misstatement categories explained. The tax impact of all misstatement corrections has also been recognized. The net impact of the tax related error corrections and the tax effect of the other error corrections on the Consolidated Statements of Loss and Comprehensive Loss was an increase in the loss of $12,876 in 2022 and a reduction of the loss of $3,411 in 2021, respectively.
The tables below present the effect of the correction of the misstatements and the revision on the Consolidated Statements of Loss and Comprehensive Loss, Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows as of and for the years ended December 31, 2022, and December 31, 2021. The adjustments identified related to the Consolidated Statements of Cash Flows for the years ended December 31, 2022, and December 31, 2021 only impact the classifications between cash flows (used in)/from operating, investing and financing, and do not result in a change in Cash and cash equivalents as of December 31, 2022 and December 31, 2021, from the originally reported amounts.
Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2022

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference
Revenue	2,461,896	(17,791)	2,444,105	(i),(ii),(iv)
Cost of sales	(2,342,453)	(849)	(2,343,302)	(i),(ii),(iii),(iv)
Gross profit	$119,443	$(18,640)	$100,803
Selling, general and administrative expense	(864,598)	26,231	(838,367)	(i),(ii),(iii),(iv)
Research and development expense	(167,242)	(7,674)	(174,916)	(i),(ii),(iii)
Other operating expense, net	(1,565)	1,260	(305)	(i)
Listing expense	(372,318)	—	(372,318)
Operating loss	$(1,286,280)	$1,177	$(1,285,103)
Finance income	8,552	—	8,552
Finance expense	(108,435)	33	(108,402)	(i)
Fair value change - Earn-out rights	902,068	—	902,068
Fair value change - Class C Shares	35,090	—	35,090

Loss before income taxes	$(449,005)	$1,210	$(447,795)
Income tax expense	(16,784)	(12,876)	(29,660)	(v)
Net loss	$(465,789)	$(11,666)	$(477,455)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.23)	0.01	(0.24)
Class B - Basic and Diluted	(0.23)	0.01	(0.24)

Consolidated Statement of Comprehensive Loss

Net loss	(465,789)	(11,666)	(477,455)
Other comprehensive income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	4,519	(4,339)	180	(i), (ii), (iii), (iv), (v)
Total other comprehensive income	$4,519	$(4,339)	$180
Total comprehensive loss	$(461,270)	$(16,005)	$(477,275)
Consolidated Statement of Financial Position as of December 31, 2022

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference
Assets
Non-current assets
Intangible assets and goodwill	1,396,477	(2,195)	1,394,282	(i), (iii)
Property, plant and equipment	258,048	17,906	275,954	(i), (iii), (iv)
Vehicles under operating leases	92,198	4,988	97,186	(i), (iv)
Other non-current assets	5,306	—	5,306
Deferred tax asset	7,755	3,532	11,287	(v)
Other investments	2,333	—	2,333
Total non-current assets	$1,762,117	$24,231	$1,786,348
Current assets
Cash and cash equivalents	973,877	—	973,877
Trade receivables	246,107	(6,529)	239,578	(i), (iv)
Trade receivables - related parties	74,996	4,229	79,225	(iv)
Accrued income - related parties	49,060	—	49,060
Inventories	658,559	(28,405)	630,154	(i), (iv)
Current tax assets	7,184	—	7,184
Assets held for sale	63,224	(7,223)	56,001	(iv)
Other current assets	107,327	5,656	112,983	(iii), (v)
Total current assets	$2,180,334	$(32,272)	$2,148,062
Total assets	$3,942,451	$(8,041)	$3,934,410
Equity
Share capital	(21,165)	—	(21,165)
Other contributed capital	(3,584,232)	—	(3,584,232)
Foreign currency translation reserve	12,265	3,508	15,773	(i), (ii), (iii), (iv), (v)
Accumulated deficit	3,726,775	(48,962)	3,677,813	(i), (ii), (iii), (iv), (v)
Total equity	$133,643	$(45,454)	$88,189
Liabilities
Non-current liabilities
Non-current contract liabilities	(50,252)	1,234	(49,018)	(i)(v)
Deferred tax liabilities	(476)	(11,994)	(12,470)	(v)
Other non-current provisions	(73,985)	(1,377)	(75,362)	(i), (iv)
Other non-current liabilities	(14,753)	(13,106)	(27,859)	(i)
Earn-out liability	(598,570)	—	(598,570)

Other non-current interest-bearing liabilities	(85,556)	54,230	(31,326)	(iv)
Other non-current interest-bearing liabilities - related parties	—	(43,643)	(43,643)	(i), (iv)
Total non-current liabilities	$(823,592)	$(14,656)	$(838,248)
Current liabilities
Trade payables	(98,458)	1,040	(97,418)	(i)
Trade payables - related parties	(957,497)	22,336	(935,161)	(i)
Accrued expenses - related parties	(164,902)	7,476	(157,426)	(i), (ii)
Advance payments from customers	(40,869)	5,152	(35,717)	(iv)
Current provisions	(74,907)	2,058	(72,849)	(i), (ii)
Liabilities to credit institutions	(1,328,752)	2,364	(1,326,388)	(iv)
Current tax liabilities	(10,617)	(3,777)	(14,394)	(v)
Interest-bearing current liabilities	(21,545)	9,610	(11,935)	(iv)
Interest-bearing current liabilities - related parties	(16,690)	(9,928)	(26,618)	(i), (iv)
Current contract liabilities	(46,217)	1,098	(45,119)	(i), (ii)
Class C Shares liability	(28,000)	—	(28,000)
Other current liabilities	(393,790)	29,526	(364,264)	(i), (ii), (iii)
Other current liabilities - related parties	(70,258)	1,196	(69,062)	(i), (iv)
Total current liabilities	$(3,252,502)	$68,151	$(3,184,351)
Total liabilities	$(4,076,094)	$53,495	$(4,022,599)
Total equity and liabilities	$(3,942,451)	$8,041	$(3,934,410)
Consolidated Statement of Cash Flows as for the year ended December 31, 2022

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference
Cash flows from operating activities
Net loss	(465,789)	(11,666)	(477,455)	(i), (ii), (iii), (iv), (v)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	158,392	(15,401)	142,991	(i), (iii)
Warranties	84,992	6,291	91,283	(i), (ii)
Impairment of inventory	27,877	(13,047)	14,830	(i), (iv)
Finance income	(8,552)	—	(8,552)
Finance expense	108,435	(33)	108,402	(i)
Fair value change - Earn-out rights	(902,068)	—	(902,068)
Fair value change - Class C Shares	(35,090)	—	(35,090)
Listing expense	372,318	—	372,318
Income tax expense	16,784	12,876	29,660	(iv), (v)
Disposals and derecognition of property plant and equipment and intangible assets	—	11,036	11,036	(iv)
Other provisions	—	23,367	23,367	(iv)
Unrealised Exchange Gain/Loss Operating Payables	—	(26,672)	(26,672)	(iv)
Other non-cash expense and income	18,997	(7,731)	11,266	(iv)
Change in operating assets and liabilities:
Inventories	(226,638)	40,245	(186,393)	(i), (iii), (iv)
Contract liabilities	13,373	8,256	21,629	(i), (ii), (iv)
Trade receivables, prepaid expenses and other assets	(220,118)	(2,573)	(222,691)	(i), (ii), (iii), (iv)
Trade payables, accrued expenses and other liabilities	52,801	(30,820)	21,981	(i), (ii), (iii), (iv),
Interest received	8,552	—	8,552
Interest paid	(68,130)	—	(68,130)
Taxes paid	(19,559)	—	(19,559)
Cash used for operating activities	$(1,083,423)	$(5,872)	$(1,089,295)
Cash flows from investing activities

Additions to property, plant and equipment	(32,269)	—	(32,269)
Additions to intangible assets	(681,204)	6,929	(674,275)	(iii)
Additions to other investments	(2,500)	—	(2,500)
Cash used for investing activities	$(715,973)	$6,929	$(709,044)
Cash flows from financing activities
Proceeds from short-term borrowings	2,149,799	—	2,149,799
Principal repayments of short-term borrowings	(1,426,935)	—	(1,426,935)
Principal repayments of lease liabilities	(18,905)	(543)	(19,448)	(i), (iv)
Proceeds from the issuance of share capital and other contributed capital	1,417,973	—	1,417,973
Transaction costs	(38,903)	—	(38,903)
Cash provided by financing activities	$2,083,029	$(543)	$2,082,486
Effect of foreign exchange rate changes on cash and cash equivalents	(66,433)	(514)	(66,947)	(i), (ii), (iii), (iv), (v)
Net increase in cash and cash equivalents	$217,200	$—	$217,200
Cash and cash equivalents at the beginning of the period	$756,677	$—	$756,677
Cash and cash equivalents at the end of the period	$973,877	$—	$973,877
Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2021

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference
Revenue	1,337,181	9,166	1,346,347	(i),(ii)
Cost of sales	(1,336,321)	(367)	(1,336,688)	(i),(ii),(iii)
Gross profit	$860	$8,799	$9,659
Selling, general and administrative expense	(714,724)	29,675	(685,049)	(i),(ii)
Research and development expense	(232,922)	(1,097)	(234,019)	(iii)
Other operating expense, net	(48,053)	(2,663)	(50,716)	(i)
Operating loss	$(994,839)	$34,714	$(960,125)
Finance income	32,970	—	32,970
Finance expense	(45,249)	31	(45,218)	(i)
Loss before income taxes	$(1,007,118)	$34,745	$(972,373)
Income tax benefit (expense)	(336)	3,411	3,075	(v)
Net loss	$(1,007,454)	$38,156	$(969,298)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.53)	(0.02)	(0.51)
Class B - Basic and Diluted	(0.53)	(0.02)	(0.51)

Consolidated Statement of Comprehensive Loss

Net loss	(1,007,454)	38,156	(969,298)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	(33,149)	831	(32,318)	(i), (ii), (iii), (iv), (v)
Total other comprehensive loss	$(33,149)	$831	$(32,318)
Total comprehensive loss	$(1,040,603)	$38,987	$(1,001,616)
Consolidated Statement of Cash Flows as for the year ended December 31, 2021

Particulars	Originally Reported Amounts	Adjustments	Restated Amounts	Restatement Reference

Cash flows from operating activities
Net loss	(1,007,454)	38,156	(969,298)	(i), (ii), (iii), (iv), (v)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	239,164	(21,323)	217,841	(i), (iii), (iv)
Warranties	63,114	(5,634)	57,480	(ii)
Impairment of inventory	31,984	(1,202)	30,782	(i)
Finance income	(32,969)	(1)	(32,970)	(iv)
Finance expense	45,249	(31)	45,218	(i)
Income tax benefit (expense)	336	(3,411)	(3,075)	(iv), (v)
Other provisions	—	11,560	11,560	(iv)
Unrealised Exchange Gain/Loss Operating Payables	—	9,876	9,876	(iv)
Other non-cash expense and income	11,560	(11,560)	—	(iv)
Change in operating assets and liabilities:
Inventories	(290,442)	6,666	(283,776)	(i), (iii), (iv)
Contract liabilities	70,220	(11,146)	59,074	(i), (ii)
Trade receivables, prepaid expenses and other assets	48,574	8,545	57,119	(i), (ii)
Trade payables, accrued expenses and other liabilities	519,676	(22,894)	496,782	(i), (ii), (iv)
Interest received	1,396	—	1,396
Interest paid	(12,564)	—	(12,564)
Cash used for operating activities	$(312,156)	$(2,399)	$(314,555)
Cash flows from investing activities
Additions to property, plant and equipment	(24,701)	—	(24,701)
Additions to intangible assets	(104,971)	2,735	(102,236)	(iii)
Cash used for investing activities	$(129,672)	$2,735	$(126,937)
Cash flows from financing activities
Change in restricted deposits	48,830	—	48,830
Proceeds from short-term borrowings	698,882	—	698,882
Principal repayments of short-term borrowings	(411,950)	—	(411,950)
Principal repayments of lease liabilities	(8,578)	(335)	(8,913)	(i)
Proceeds from the issuance of share capital and other contributed capital	582,388	—	582,388
Transaction costs	—	—	—
Cash provided by financing activities	$909,572	$(335)	$909,237
Effect of foreign exchange rate changes on cash and cash equivalents	(27,491)	(1)	(27,492)	(i), (ii), (iii), (v)
Net increase in cash and cash equivalents	$440,253	$—	$440,253
Cash and cash equivalents at the beginning of the period	$316,424	$—	$316,424
Cash and cash equivalents at the end of the period	$756,677	$—	$756,677