Form 20-F/A
period 2023-12-31
Polestar Automotive Holding UK PLC
filed 2024-08-15
CIK 1884082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Explanatory Note
Polestar Automotive Holding UK PLC (“Polestar”) is filing this Amendment No. 1 to its Annual Report on Form 20-F (this “Amendment No. 1”) to supplement our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as originally filed with the U.S. Securities and Exchange Commission on August 14, 2024 (the “Original Form 20-F”). This Amendment No. 1 is being filed solely to file certain exhibits that could not be included with the Original Form 20-F filing due to file size limitations.
The Original Form 20-F filing should be considered Part 1 and this Amendment No. 1 should be considered Part 2 of the Original Form 20-F. No other changes have been made to the Original Form 20-F. This Amendment No. 1 does not amend or otherwise update any other information in the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F.

ITEM 19.    EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Schedule Form	Exhibit	Filing Date

1.1	Articles of Association of Polestar Automotive Holding UK PLC, as currently in effect.	8-K**	4.1, Exhibit A	June 27, 2022

2.1	ADS Deposit Agreement—Class A ADSs.	F-6EF	(a)	August 26, 2022

2.2	Form of Class A American Depositary Receipt.	F-4/A	4.2	May 23, 2022

2.3	ADS Deposit Agreement—Class C-1 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.4	Form of Class C-1 American Depositary Receipt.	F-4/A	4.4	May 23, 2022

2.5	ADS Deposit Agreement—Class C-2 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.6	Form of Class C-2 American Depositary Receipt.	F-4/A	4.6	May 23, 2022

2.7	Warrant Agreement, dated March 22, 2021, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.9	May 23, 2022

2.8	Amendment to Warrant Agreement, dated April 7, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.10	May 23, 2022

2.9	Specimen Warrant Certificate (included as Exhibit A to Annex C-1 to the proxy statement/prospectus) (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.11	May 23, 2022

2.10	Class C Warrant Amendment, dated June 23, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A.	8-K**	4.1	June 27, 2022

2.11	Description of Securities.	20-F	2.11	August 14, 2024

4.1##	Business Combination Agreement, dated as of September 27, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	2.1	May 23, 2022

4.2##	Amendment No. 1 to the Business Combination Agreement, dated as of December 17, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	December 17, 2021

4.3##	Amendment No. 2 to the Business Combination Agreement, dated as of March 24, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	March 25, 2022
4.4	Amendment No. 3 to the Business Combination Agreement, dated as of April 21, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	April 21, 2022

4.5	Form of Subscription Agreement (incorporated by reference to Annex F to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.1	May 23, 2022

4.6	Registration Rights Agreement, dated as of September 27, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.4	May 23, 2022

4.7+	Form of Director & Officer Indemnity Agreement.	F-4/A	10.5	May 23, 2022

4.8+	Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan.	S-8	99.1	August 29, 2022

4.9+	Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan.	S-8	99.2	August 29, 2022

4.10	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.8	May 23, 2022

4.11†	Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.9	May 23, 2022

4.12†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.10	May 23, 2022

4.13	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.11	May 23, 2022

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
		F-4/A	10.36	May 23, 2022

4.39†	Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.37	May 23, 2022

4.40†	Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.38	May 23, 2022

4.41†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.39	May 23, 2022

4.42†	Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.40	May 23, 2022

4.43†	Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.41	May 23, 2022

4.44†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.42	May 23, 2022

4.45†	Performance Software Agreement, dated as of January 1, 2020, by and between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.43	May 23, 2022

4.46†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.44	May 23, 2022

4.47†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.45	May 23, 2022

4.48†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.46	May 23, 2022

4.49†	Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.47	May 23, 2022

4.50†	Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.48	May 23, 2022

4.51†	Service Agreement, dated as of January 28, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.49	May 23, 2022

4.52†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.50	May 23, 2022

4.53†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.	F-4/A	10.52	May 23, 2022

4.54†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.53	May 23, 2022

4.55†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.54	May 23, 2022

4.56†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.55	May 23, 2022

4.57†	Service Agreement, dated as of January 19, 2021, between Volvo Car UK Limited and Polestar Performance AB.	F-4/A	10.56	May 23, 2022

4.58†	European CO2 Emission Credits 2020 Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.57	May 23, 2022

4.59†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.	F-4/A	10.58	May 23, 2022

4.60†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.59	May 23, 2022

4.61†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.60	May 23, 2022

4.62†	Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.61	May 23, 2022

4.63†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.62	May 23, 2022

4.64†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.63	May 23, 2022

4.65†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.64	May 23, 2022

4.66†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.65	May 23, 2022

4.67†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	F-4/A	10.66	May 23, 2022

4.68†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.	F-4/A	10.67	May 23, 2022

4.69†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.68	May 23, 2022

4.70†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.69	May 23, 2022

4.71†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.	F-4/A	10.70	May 23, 2022

4.72+†	Employment Agreement, effective as of July 1, 2017, by and between Polestar Performance AB and Thomas Ingenlath.	F-4/A	10.71	May 23, 2022

4.73+†	Employment Agreement, dated as of September 17, 2021, by and between Polestar Performance AB and Johan Malmqvist.	F-4/A	10.72	May 23, 2022

4.74+†	Employment Agreement, dated as of July 13, 2020, by and between Polestar Performance AB and Dennis Nobelius.	F-4/A	10.73	May 23, 2022

4.75	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.74	December 17, 2021

4.76†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.76	May 23, 2022

4.77	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Volvo Car Corporation, Snita Holding B.V., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.77	May 23, 2022

4.78	Form of Amendment to Acknowledgement Agreement to the Shareholders Agreement, by and among Volvo Car Corporation, Snita Holding B.V., Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.78	May 23, 2022

4.79†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.79	May 23, 2022

4.80†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	F-4/A	10.80	May 23, 2022

4.81†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.81	May 23, 2022

4.82†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.	F-4/A	10.82	May 23, 2022

4.83	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.	8-K**	10.2	March 25, 2022

4.84†	Cooperation Agreement, dated April 1, 2020, by and between Polestar Automotive China Distribution Co., Ltd. and Hangzhou Easybao Technology Co., Ltd.	F-4/A	10.85	May 23, 2022

4.85†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.	F-4/A	10.86	May 23, 2022

4.86†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.	20-F	4.91	June 29, 2022

4.87†	Sale & Purchase Agreement, dated as of June 21, 2022, by and between Volvo Car USA LLC and Polestar Automotive USA Inc.	20-F	4.92	June 29, 2022

4.88†	Importer Agreement, dated as of June 21, 2022, by and between Polestar Performance AB and Volvo Car USA LLC.	20-F	4.93	June 29, 2022

4.89†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.	20-F	4.94	June 29, 2022

4.90†	Research and Development Frame Agreement, dated as of July 5, 2022, by and between Polestar Performance AB and China Euro Vehicle Technology AB.	F-1/A	10.91	August 18, 2022

4.91†	Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) and Polestar Automotive China Distribution Co. Ltd.	F-1/A	10.92	August 18, 2022

4.92†	Prototype Supply Agreement, dated as of July 26, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	F-1/A	10.95	August 18, 2022

4.93†	Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.93	April 14, 2023

4.94†	Amendment Agreement 1 to Prototype Supply Agreement, dated as of February 3, 2023, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	20-F	4.94	April 14, 2023

4.95†	Framework Service Agreement, dated as of December 23, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.95	April 14, 2023

4.96†	Amendment Agreement No. 1 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of December 13, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co Ltd.	20-F	4.96	April 14, 2023

4.97†	Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.97	April 14, 2023

4.98†	Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.98	April 14, 2023
4.99	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	November 3, 2022

4.100†	Amendment and Restatement Agreement to Trade Finance Facility Agreement, dated February 26, 2023, between Polestar Performance AB, as Borrower and Obligors’ Agent, Standard Charter Bank, as Agent, and Standard Chartered Bank, as Security Agent.	20-F	4.100	April 14, 2023

4.101†	Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.101	April 14, 2023
4.102†	Service Agreement, dated November 22, 2022, between Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.102	April 14, 2023
4.103†	Service Agreement, effective as of January 1, 2021, between Polestar Automotive (Chongqing) Co. Ltd. and Asia Europe New Energy Vehicle (Chongqing) Co., Ltd	20-F	4.103	August 14, 2024
4.104†	Service Agreement PX2 Development Services, dated as of November 29, 2023, between Polestar Performance AB, Wuxi InfiMotion Propulsion Technology Co., Ltd, InfiMotion Technology Europe AB, and Polestar Automotive China Distribution Co., Ltd.	20-F	4.104	August 14, 2024
4.105†	Termination Agreement, dated as of May 6, 2023, between Polestar Performance AB, Polestar Automotive China Distribution Co., Ltd., and Wuxi InfiMotion Propulsion Technology Co., Ltd.	20-F	4.105	August 14, 2024
4.106†	Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd and Chengdu Jisu New Energy Vehicle Co., Ltd.	20-F	4.106	August 14, 2024
4.107†	Technology License Agreement, dated as of September 28, 2023, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB	20-F	4.107	August 14, 2024
4.108†	Contract for the Transfer of 100% of the Shares of Polestar New Energy Vehicle Co., Ltd., dated July 5, 2023, by and among Polestar (China) Group Co., Ltd., Zhejiang Geely Property Investment Holding Co. Ltd., and Polestar New Energy Vehicle Co., Ltd.	20-F	4.108	August 14, 2024
4.109†	Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F	4.109	August 14, 2024

4.110†	Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F	4.110	August 14, 2024
4.111†	Amendment Agreement no 2, dated December 1, 2023 to Prototype Supply Agreement, effective as of July 1, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB, Polestar Automotive (Chongqing) Co., Ltd, Polestar Automotive (China) Distribution Co., Ltd. and Polestar Automotive (China) R&D Branch	20-F	4.111	August 14, 2024
4.112†	Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F	4.112	August 14, 2024
4.113†	Three Parties Agreement, dated as of November 30, 2023, between Polestar Performance AB, Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Technology (Zhongshan) Co., Ltd.	20-F	4.113	August 14, 2024
4.114†	Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd	20-F	4.114	August 14, 2024
4.115†	Supplementary Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd	20-F	4.115	August 14, 2024
4.116†	Brand License Agreement, dated as of November 14, 2023, between Polestar Performance AB and Polestar Technology (Shaoxing) Co., Ltd	20-F	4.116	August 14, 2024
4.117†	Vehicle Sale and Purchase Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd. Shanghai Polestar Shida Automotive Distribution Co., Ltd., and Polestar Technology (Zhongshan) Co., Ltd.	20-F	4.117	August 14, 2024
4.118†	Transitional Service Agreement dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd, and Polestar Technology (Shaoxing) Co., Ltd	20-F	4.118	August 14, 2024
4.119*†	Amendment No. 1, dated July 16, 2024, to the Change Management Agreement, effective as of January 1, 2022, between Polestar Performance AB and Volvo Car Corporation
4.120*†	Amendment Agreement No 1 Spare Parts Supply Temporary Agreement, dated as of April 8, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.
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

4.127†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Ningbo Geely Automotive Research and Development CO., LTD.	20-F	4.127	August 14, 2024
4.128†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Wuhan Lotus Cars Co., Ltd.	20-F	4.128	August 14, 2024
4.129†	Tooling and Equipment Sale and Purchase Agreement, dated September 11, 2023, between Polestar Automotive China Distribution Co. Ltd. and Wuhan Lotus Cars Co., Ltd.	20-F	4.129	August 14, 2024
4.130†	Know How Transfer Agreement, dated as of September 25, 2023, between Polestar Performance AB and Wuhan Lotus Cars Co., Ltd.	20-F	4.131	August 14, 2024
4.131†	Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd	20-F	4.131	August 14, 2024
4.132*†	Service Agreement, dated as of January 8, 2024, between Volvo Car Corporation and Polestar Performance AB
4.133*†	Service Agreement, dated as of January 8, 2024, between Volvo Cars Technology (Shanghai) Co., Ltd and Polestar Performance AB
4.134*†	Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation.
4.135*†
Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing.

4.136*†	Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd.
4.137†	Launch Vehicle Supply Agreement, effective as of May 17, 2023, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.137	August 14, 2024

4.138†	Payment Agreement, dated March 29, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.138	August 14, 2024
4.139†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.139	August 14, 2024
4.140†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.14	August 14, 2024
4.141*†
Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation.

4.142†	Launch Vehicle Supply Agreement, dated as of May 5, 2023, between Volvo Cars China Technology Centre Co., Ltd and Polestar Automotive China Distribution Co., Ltd	20-F	4.142	August 14, 2024
4.143*†
User Right Agreement, effective March 3, 2024, between Polestar Automotive China Distribution Co., Ltd, Chengdu Jisu New Energy Vehicle Co., Ltd., and Zhongjia Automobile Manufacturing (Chengdu), Co., Ltd.

4.144†	Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.143	August 14, 2024
4.145†	Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.144	August 14, 2024
4.146†	Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of June 1, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.146	August 14, 2024
4.147†	Amendment Agreement to the Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd.	20-F	4.147	August 14, 2024
4.148†	Launch Vehicle Supply Agreement, dated as of July 10, 2023, between Polestar Performance AB and Volvo Car Corporation.	20-F	4.148	August 14, 2024
4.149†	Service Agreement, dated as of December 14, 2023, between Polestar Performance AB and Volvo Car Corporation	20-F	4.149	August 14, 2024
4.150†	Payment Agreement, dated July 6, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.150	August 14, 2024
4.151†	Cost Sharing Agreement, dated September 13, 2023, as amended by an Amendment Agreement, dated as of October 27, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.151	August 14, 2024

4.152†	Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022	20-F	4.152	August 14, 2024
4.153†	Amendment Agreement No. 1, dated as of October 3, 2023, to the Restated Framework Assignment and License Agreement, dated as of June 1, 2023, and the Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.153	August 14, 2024
4.154†	Amendment Agreement, dated as of October 27, 2023, to the Cost Sharing Agreement, dated September 13, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.154	August 14, 2024
4.155†	Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F	4.155	August 14, 2024
4.156*†	Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB
4.157*†	Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation
4.158*†	Partner Agreement, dated June 4, 2024, between Polestar Automotive Sweden AB and Volvo Car Retail AB
4.159*†	Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd.
4.160	Facility Agreement, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Geely Sweden Automotive Investment AB, as original lender and agent.	6-K	10.1	November 8, 2023
4.161	Amendment Letter, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.2	November 8, 2023
4.162	Shareholders Agreement, dated June 19, 2023, among Polestar Automotive (Singapore) Distribution Pte. Ltd., Polestar Automotive (Singapore) Pte. Ltd. and Hubei Xingji Meizu Group Co., Ltd.	6-K	99.2	June 20, 2023
4.163	Business Cooperation Agreement, dated June 19, 2023, between Polestar Automotive (Singapore) Distribution Pte. Ltd and Hubei Xingji Meizu Group Co., Ltd.	6-K	99.3	June 20, 2023
4.164†	Amendment No. 3 to the Registration Rights Agreement, dated as of April 26, 2023, between Polestar Automotive Holding UK PLC, Zibo High-Tech Industrial Investment Co., Ltd., Zibo Financial Holding Group Co., Ltd, Chongqing Liangjiang, Northpole GLY 1 LP, GLP New Mobility 1. LP, Snita Holding B.V., PSD Investment Limited, and Gores Guggenheim Sponsor LLC	20-F	4.164	August 14, 2024
4.165	Facilities Agreement, by and among Polestar Automotive Holding UK PLC, Standard Chartered Bank and the Original Lenders named therein, dated February 22, 2024	6-K	10.1	February 28, 2024

4.166*†
Shareholders Agreement, dated February 29, 2024, by and among Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (Limited partnership), Polestar Times Technology (Nanjing) Co., Ltd., Jiangsu Xingji Meizu Technology Co., Ltd., and Polestar Automotive (Singapore) Distribution Pte. Ltd.

4.167*†	Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB
4.168*†	Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB
4.169*†	Spare Part Supply Agreement, dated June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.
4.170*†	Variation Agreement, dated May 20, 2024, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.
4.171*†	Commitment Letter, dated July 26, 2024, between Polestar Performance AB, Volvo Car Distribution (Shanghai) Co., Ltd, and Lynk & Co Automobile Sales Co., Ltd.
4.172†	Variation Agreement, dated June 14, 2021, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.172	August 14, 2024
4.173†	Variation Letter, dated December 5, 2023, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.173	August 14, 2024

8.1	Subsidiaries of Polestar Automotive Holding UK PLC	20-F	8.1	August 14, 2024
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	20-F	12.1	August 14, 2024

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	20-F	12.2	August 14, 2024

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	20-F	13.1	August 14, 2024

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	20-F	13.2	August 14, 2024

15.1	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited).	20-F	15.1	August 14, 2024

97.1	Compensation Clawback Policy	20-F	97.1	August 14, 2024
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document).

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
August 15, 2024

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

By:	/s/ Per Ansgar
Name:	Per Ansgar
Title:	Chief Financial Officer