Form 20-F/A
period 2023-12-31
Polestar Automotive Holding UK PLC
filed 2025-04-23
CIK 1884082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Michael Lohscheller
Assar Gabrielssons Väg 9
405 31 Gothenburg, Sweden
Tel: +1 551 284 9479
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On December 31, 2023, the issuer had 467,976,748 Class A Shares (as defined in this Report) in the form of Class A ADSs (as defined in this Report) issued and outstanding, 1,642,233,575 Class B Shares (as defined in this Report) in the form of Class B ADSs (as defined in this Report) issued and outstanding, 20,499,965 Class C-1 Shares (as defined in this Report) in the form of Class C-1 ADSs (as defined in this Report) issued and outstanding and 4,500,000 Class C-2 Shares (as defined in this Report) in the form of Class C-2 ADSs (as defined in this Report) issued and outstanding.
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

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’ s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☒

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

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission on August 14, 2024, as amended by Amendment No. 1 filed on August 15, 2024 (together, the “Original Form 20-F”), is being filed by Polestar Automotive Holding UK PLC (the “Company”) to restate certain information presented in the Original Form 20-F for the years ended December 31, 2022 and December 31, 2023 (the "Restated Financial Statements") and to make certain other changes to reflect the Restated Financial Statements, the effects of the Restated Financial Statements and related matters. References to “this Annual Report” or this “Form 20-F” are to the Original Form 20-F as amended by this Amendment.

Investors and other readers should rely only on the financial information and other related disclosures regarding the years ended December 31, 2022 and December 31, 2023 contained in this report and the financial information for the year ended December 31, 2024 to be filed in the future with the Securities and Exchange Commission by the Company and should not rely on the Prior Financial Statements and the unaudited interim financial information included within Current Reports on Form 6-K for the quarterly periods ending on and falling between September 30, 2022 and June 30, 2024 (collectively, the “Affected Financials”), including any previously issued or filed reports, press releases, presentations or similar communications financial information and other related disclosures regarding the same reporting period.

Restatement Background

As previously reported on the Company’s Current Report on Form 6-K filed on January 16, 2025, on January 14, 2025, the Company’s management, in consultation with the Audit Committee of the Board of Directors (the “Audit Committee”), concluded that the Affected Financials contain errors that warrant restatement of the Prior Financial Statements and the interim financial information for the six-month periods ended June 30, 2023, and June 30, 2024. The Audit Committee, based on the recommendation of, and after consultation with, the Company’s management, further concluded that the Affected Financials should no longer be relied upon, including the associated report of the Company’s independent registered public accounting firm, Deloitte AB (“Deloitte”).

The primary reason for this restatement decision relates to balance sheet errors concerning the Company’s unique tooling (further explained below), which resulted in an underreporting of assets and accrued liabilities in matching amounts for the periods referenced above. The correction of these balance sheet errors has no impact on previously reported revenue, operating loss, net loss, adjusted EBITDA or net assets, nor do these corrections affect the Company’s underlying business operations, cash position, or liquidity.

As previously disclosed, the Company owns unique tooling which is used in the manufacturing of its vehicles. This unique tooling has previously been recognized as property plant and equipment once either the production standard part process test is conducted or production utilizing the unique vendor tools has occurred. Due to contractual terms, Management determined that certain unique tooling should have instead been recognized as assets under construction (“AUC”) according to the progression of work, resulting in a material understatement of AUC and a corresponding understatement of accrued liabilities in the Affected Financials. The reconsideration of AUC recognition changed the timing of recognizing AUC but does not change the expected total amount of AUC recognized.

A reclassification of cash flows between operating and investing activities and other smaller errors that have been identified are also being corrected as part of this restatement process.

Refer to Note 31 - Restatement of financial statements to the Restated Financial Statements beginning on page F-66 of this Annual Report for additional information.

Amendments to Form 20-F

The Restated Financial Statements are attached hereto beginning on page F-1 of this Annual Report. Other sections restated in connection with the Restated Financial Statements are:

•Part I, Item 4. A History and Development of the Company
•Part I, Item 4. B Business Overview
•Part I, Item 5. Operating and Financial Review and Prospects
•Part I, Item 6. F Disclosure of a registrant's action to recover erroneously awarded compensation
•Part III, Item 18. Financial Statements
The following section is amended as follows:
•Part III, Item 19. Exhibits, to add Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1

In accordance with applicable SEC rules, this Amendment includes (i) new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 from our Chief Executive Officer (as Principal Executive Officer) and our Chief Financial Officer (as

Principal Financial Officer) and (ii) a new consent letter from the Company’s independent registered public accounting firm, Deloitte, each dated as of the filing date of this Amendment.

The Restated Financial Statements and the sections referenced above are referred to as the “Amended Items.” Other than the Amended Items, this Amendment does not modify or update in any way the disclosures in or exhibits to the Original Form 20-F; nor does it reflect events, occurring after the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F.

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

ii

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
•    the impact of the COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks;
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
“EU” means the European Union.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Former Parent” means Polestar Automotive Holding Limited, a Hong Kong incorporated company, which completed a voluntary liquidation in 2023.
“Former Parent Shareholders” means Snita, PSINV AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang , Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd.
“GAAP” means generally accepted accounting principles in the United States.

“Geely” means Zhejiang Geely Holding Group Company Limited.

“Geely Term Loan Facility” means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Geely Sweden Automotive Investment AB, as lender.

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
“IRS” means the U.S. Internal Revenue Service.
“March 2022 PIPE Investors” means the purchasers of March 2022 PIPE Shares in the March 2022 PIPE Investment, which include certain affiliates and employees of the GGI Sponsor.
“March 2022 PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by March 2022 PIPE Investors in the March 2022 PIPE Investment.
“March 2022 PIPE Subscription Agreements” means the shares subscription agreements, dated March 24, 2022, by and among the Company, GGI and the March 2022 PIPE Investors pursuant to which the March 2022 PIPE Investors purchased the March 2022 PIPE Shares.
“March 2022 Sponsor Investment” means the purchase of March 2022 PIPE Shares pursuant to the March 2022 PIPE Subscription Agreements.
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
“PIPE Shares” means the Class A Shares in the form of Class A ADSs purchased by PIPE Investors in the PIPE Investment.
“PIPE Subscription Agreements” means the Initial PIPE Subscription Agreements, the December PIPE Subscription Agreements and the March 2022 PIPE Subscription Agreements.
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
“Registration Rights Agreement” means the registration rights agreement, dated September 27, 2021, by and among the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI (such persons, together with the GGI Sponsor and the Former Parent Shareholders, the “Registration Rights Holders”), as amended by the Registration Rights Agreement Amendment No. 1, the Registration Rights Agreement Amendment No. 2 and the Registration Rights Agreement Amendment No. 3. A copy of the Registration Rights Agreement is filed as an exhibit to this Report.
“Registration Rights Agreement Amendment No. 1” means that certain amendment to the Registration Rights Agreement, dated December 17, 2021, a copy of which is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 2” means that certain amendment to the Registration Rights Agreement, dated March 24, 2022, a copy of which is filed as an exhibit to this Report.

“Registration Rights Agreement Amendment No. 3” means that certain amendment to the Registration Rights Agreement, dated April 26, 2023, a copy of which is filed as an exhibit to this Report.

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
“Shares” means the Class A Shares and the Class B Shares.

“Shelf Registration Statement” means the Registration Statement on Form F-3 that the Company initially filed on Form F-1 on July 12, 2022, and subsequently updated and supplemented with Post-Effective Amendments No. 1 and No. 2 filed with the SEC on September

20, 2022 and April 21, 2023, respectively, and later converted to a Form F-3 with Post-Effective Amendment No. 3 filed with the SEC on July 11, 2023.
“Snita” means Snita Holding B.V., a corporation organized under the laws of the Netherlands and a wholly owned subsidiary of Volvo Car Corporation.

“Snita Term Loan Facility” means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Snita, as lender, as amended by the parties on November 8, 2023.
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

PART I

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
The legal name of the Company is “Polestar Automotive Holding UK PLC.” The Company was incorporated under the laws of England and Wales as a company limited by shares on September 15, 2021 and was re-registered as a public limited company under the laws of England and Wales on May 5, 2022 in connection with the Business Combination. The Company’s registered office in England is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE. The address of the principal executive office of the Company is Assar Gabrielssons Väg 9 405 31 Gothenburg, Sweden, and the telephone number of the Company is +1 551 284 9479.
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
Polestar's capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to TUSD555,254, TUSD416,499 and TUSD503,308, respectively. These capital expenditures primarily consisted of purchases of unique tooling for production facilities, the development and purchase of certain intellectual property rights and tooling and equipment used at Polestar's research and development center in the United Kingdom at the Mira Technology Park in Coventry. Polestar expects its capital expenditures to increase in the near term as it continue to invest in the acquisition of intellectual property as well unique tooling and equipment. Polestar anticipates that its capital expenditures in 2024 will be financed from the issuance of equity or debt instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties.
B.    Business Overview
Summary
Polestar is determined to improve society by accelerating the shift to sustainable mobility.
Polestar is a pure play, premium electric performance car brand headquartered in Sweden, designing products engineered to excite consumers and drive change. Polestar believes that it defines market-leading standards in design, innovation and sustainability. Polestar was established as a premium electric car brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global car manufacturers. Polestar has a capital-efficient, asset-light business model.
Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium luxury electric vehicle market in 2017. With a carbon fiber body, Polestar 1 has a combined 609 horse-power (hp) and 1,000 Newton-meter (Nm) of torque. Production of the Polestar 1 ceased at the end of 2021, making Polestar a dedicated electric vehicle manufacturer. Polestar 2, an electric performance fastback and Polestar's first fully electric, high-volume car was launched in 2019. Polestar 2 has three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with up to 300 kW / 408 hp and 660 Nm of torque. Polestar 3, an electric performance SUV, was launched in 2022. Polestar 3 has two dual-motor 111 kWh battery variants with powertrains up to 380 kW / 510 hp and 671 Nm of torque. Polestar 4, a sporty SUV coupe, was launched in 2023. Polestar 4 has two variants with a long range battery of 100kWh, and dual and single-motor powertrains with up to 400 kW / 544 hp and 686 Nm of torque.
Polestar’s cars have received major acclaim, winning multiple globally recognized awards across design, innovation and sustainability. Highlights for Polestar 1 include Insider car of the year and GQ’s Best Hybrid Sports Car awards. Polestar 2 alone has won over 50 awards, including various Car of the Year awards, the Golden Steering Wheel, Red Dot’s Best of the Best Product Design and a 2021 Innovation by Design award from Fast Company. And the SUV for the electric age, Polestar 3, has already been acclaimed Car WOW’s Car of the Year and ESUV of the Year for 2023. Polestar 4 has won the Production Car Design of the Year award for 2023.
Polestar has also received a total of five awards from the German Design Council, including the German Design Awards for the Polestar 5 concept car and the ABC award for the Polestar 6 electric roadster concept. Furthermore, the Polestar 6 has been voted the Concept Car of the Year in Car Design Review.

As of December 31, 2023, Polestar’s cars are on the road in 27 markets across Europe, North America and Asia Pacific. Polestar plans to have a line-up of four performance EVs by 2025. Following the launch of the Polestar 3, an electric performance SUV, in October 2022 where customers were able to begin placing orders, Polestar launched Polestar 4, a sporty SUV coupe in April 2023 in China only and started first customer deliveries in China in December 2023. Polestar 5, a luxury 4 door GT, is planned to start production in 2025. Polestar believes the premium luxury SUV vehicle segment is one of the fastest growing vehicle segments, and expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.
The following tables show Polestar's revenue by type and geographical region for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Sales of vehicles	2,313,124	2,386,685	1,298,918
Sales of software and performance engineered kits	18,994	21,308	25,881
Sales of carbon credits	1,452	10,984	6,299
Vehicle leasing revenue	17,421	16,719	6,217
Other revenue	17,094	5,122	6,310
Total	$2,368,085	$2,440,818	$1,343,625

	For the year ended December 31,
	2023	2022	2021
Europe, the Middle East, and Africa	1,661,483	1,591,706	1,034,143
North America	517,289	599,931	268,188
Asia and Australia	189,313	249,181	41,294
Total	2,368,085	2,440,818	1,343,625
Polestar has set itself the important goal to create a truly climate neutral car by the end of 2030, which it refers to as the Polestar 0 project. The development of a truly climate neutral production car by the end of 2030 is a significant milestone on the path to Polestar’s goal of becoming a climate neutral company by the end of 2040.
Polestar 2 vehicles are currently manufactured at a plant in Taizhou, China that is owned and operated by Volvo Cars. The plant was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars. The Polestar 2 vehicles have been manufactured at this plant since production commenced in 2020. Commencing with the Polestar 3, Polestar intends to produce vehicles both in China at Volvo Cars’ Chengdu facility and in the United States at Volvo Cars’ facility in Charleston, South Carolina. Polestar 3 production in Chengdu commenced in February 2024. Polestar also expects to start producing Polestar 4 vehicles in Busan, South Korea, during the second half of 2025. An agreement has been reached between Polestar, Geely Holding and Renault Korea Motors (RKM), that will bring contract manufacturing of Polestar 4 vehicles for the North American and domestic South Korean markets to RKM’s Busan plant.
Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely provides it with access to a substantial combined installed production capacity and gives Polestar’s highly scalable business model immediate operating leverage. Polestar also plans on expanding its production capacity in Europe by leveraging plants that are owned and operated by Volvo Cars.
Polestar’s sales channels include both direct-to-consumer and direct-to-business models. In direct-to-consumer, Polestar uses a digital first approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their order online. In direct-to-business, vehicles are sold to various fleet customers, such as rental car companies and corporate fleet managers. In November 2023 Polestar announced a refocused approach to key markets including a new joint venture in China. Alternatively, Polestar Spaces are where customers can see, feel and test drive Polestar's vehicles prior to making an online purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar’s customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. As of December 31, 2023, there were 192 Polestar Spaces. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,150 customer service points worldwide (as of December 31, 2023) in support of its international operations.
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

Recent Developments
On January 9, 2024, Polestar announced that its strategic relationship with Google continues. The latest innovations for cars with Google built-in are rolling out for Polestar cars, including new features – sending a planned route from mobile device to car and In-car browsing with Google Chrome that are available in Polestar 2.
On January 11, 2024, Polestar announced global deliveries for the fourth quarter of 2023. Polestar delivered approximately 12,800 cars in the fourth quarter, including 880 Polestar 4 in China, taking its global deliveries for the year to approximately 54,600 cars, a growth of 6% compared to 2022.
On January 11, 2024, Polestar also announced Board and management appointments. Winfried Vahland was appointed to the Board as a director. Per Ansgar was appointed Chief Financial Officer (CFO), and assumed responsibilities from Johan Malmqvist. Kristian Elvefors was appointed Global Head of Sales and assumed responsibilities from Mike Whittington. All three appointments were effective from January 15, 2024.
On January 31, 2024, Polestar announced that following Polestar 4 start of production and first deliveries in China at the end of 2023, online sales commenced in Europe and Australia.
On February 23, 2024, Volvo Cars announced a proposed distribution of 62.7% of its Polestar shareholding to its shareholders.
On February 27, 2024, Polestar announced that production of Polestar 3 has started in Chengdu, China, with additional production expected to commence in South Carolina, USA, in summer 2024. The announcement also stated that production of an early test series in the American factory has been completed successfully.
On February 28, 2024, Polestar announced that it has secured USD 950 million in external debt funding provided by 12 international banks including BNP Paribas, Natixis, Standard Chartered, BBVA, HSBC and SPDB, in the form of a three-year loan facility.
On April 11, 2024, Polestar announced that it had delivered approximately 7,200 cars for the first quarter of 2024.
On July 2, 2024, Polestar announced that it had delivered approximately 13,000 cars for the second quarter of 2024.
On July 5, 2024, Polestar announced the first deliveries of Polestar 3.
Polestar’s Strategy
The global car industry is undergoing a fundamental transformation and Polestar believes it is optimally positioned at the forefront of this change, with a strong and established market presence and a rapidly expanding model portfolio, including two SUVs which target one of the fastest growing in the global car market. Industry growth is driven by increasing consumer awareness of environmental impact, technological improvement and shifting consumer preference. Increasingly rigorous environmental regulation and expanded charging infrastructure will also drive adoption of electric vehicles.
Polestar intends to implement the following strategy to deliver on its business plan:
•Richer product mix. Polestar's model line-up is expected to grow from 1 to 4 models by 2025, including higher-margin cars such as Polestar 3, Polestar 4 and Polestar 5, which are expected to be main drivers of accelerated margin progression.
•Increased build options and packs. Polestar expects to monetize its rapidly growing luxury model line-up, by offering customers more flexibility and much greater customization options.
•More focused approach to market presence. In Europe, Polestar intends to focus sales efforts and investments into markets that have the greatest potential for profitable growth. In China, Polestar’s innovative JV model is expected to lead to higher sales and technological advances.
•Improved profitability of the US business. By diversifying its manufacturing footprint into the US and adding another production location outside China in Busan, South Korea, a portion of cars produced for the US market are expected to attract lower or no US tariffs. Polestar also plans to optimize its US marketing and dealer network.
•Further product cost reduction opportunities. By working closely with current manufacturing partners, Polestar expects to drive production costs down, while maintaining the high quality of its products.
•Previously announced headcount reductions. During 2023 a reduction in Polestar's workforce of approximately 300 personnel was made, with a hiring freeze that eliminated approximately 500 additional planned roles.
•Resized and optimized advertising, selling & promotion spend. Polestar intends to improve marketing efficiency by re-focusing its marketing budget as well as making improvements in its mix of sales channels.
•Commercial digital efficiency. Polestar intends to increase investment in digital tools and solutions to increase effectiveness of its customer engagement.
•R&D efficiency. Polestar is reviewing its research and development activities to ensure they operate efficiently and prioritize cost-effective product development.

•Capital management. Polestar intends to continue a disciplined approach to capital expenditure, for example from working capital optimization through its China JV and pursuing more localized manufacturing.
Polestar’s Strengths
Polestar believes it benefits from a number of competitive advantages:
Distinct Pure, Progressive, Performance brand values with leading design, innovation and sustainability core pillars.
Polestar believes that its emphasis on distinct Scandinavian avant-garde design with high-tech minimalism, proprietary technology and innovative partnerships and environmentally sustainable products engages and attracts customers who share its ethos and design aesthetic. Polestar’s brand, with its iconic attributes of Pure, Progressive, Performance is reflected in its products which have received multiple global awards since the launch of the Polestar 1 in 2017. Polestar also believes its proprietary electric vehicle technology provides it with a substantial competitive advantage. Research and development, a core competence, is focused on areas such as lightweight chassis architectures and manufacturing, electric propulsion and motors and bi-directional battery packs that Polestar believes will significantly enhance the competitiveness of its vehicles, alongside smart partnerships with leading providers of autonomous driving and infotainment technologies. Sustainability remains a core principle for Polestar and it continues to work to reduce its impact on the environment in every aspect of its business, but with a particular focus on the manufacturing of its cars. Polestar is actively targeting climate neutral manufacturing processes and materials and uses tools such as Life Cycle Analysis to help it both ascertain the impact of its vehicles and to identify opportunities to make them more sustainable. Polestar transparently shares this information with its customers so they can make an informed buying decision and can track Polestar’s progress.
Rapidly expanding exclusive vehicle portfolio, targeting fastest growing, high margin segments.
Polestar expects significant growth in the premium luxury electric vehicle segment and believes its ability to leverage a global manufacturing footprint and expanding product portfolio, coupled with a scalable and asset-light business model means it is well positioned to capitalize on this growing market.
Polestar is one of two pure play global premium electric vehicle companies already in mass production.
Currently, Polestar and Tesla are the only global pure play premium electric vehicle manufacturers in mass production. New entrants would have to develop significant core competencies to match Polestar’s proprietary technology as well as the access to vehicle design and manufacturing capabilities and sales and service infrastructure that Polestar receives from Volvo Cars and Geely. Polestar believes these advantages constitute a significant barrier to entry. With 160,000 Polestar 2 sold across 27 global markets since start of production in 2019, Polestar believes it has established a global reach. In 2024, Polestar will benefit from global production and global distribution of two of its new SUVs, Polestar 4 and Polestar 3, which both started production in November 2023 and February 2024, respectively. Adding to this line up, Polestar expects to start the production of Polestar 5 in 2025 – becoming a four car company.
Capital efficient, asset-light business model, with access to established global state-of-the-art manufacturing facilities.
Polestar has a scalable, asset-light business model that leverages the experience and manufacturing resources of Volvo Cars and Geely. Polestar has access to their technology, manufacturing facilities, logistical infrastructure and information technology systems. Polestar believes this access provides the flexibility to scale production more quickly with demand, using an already operational ecosystem, and has enabled Polestar to rapidly launch its brand globally. Polestar believes this asset-light model requires significantly less capital to produce vehicles and revenue compared to traditional manufacturers or other electric vehicle companies. Two examples of this strategy being implemented are the planned establishment of manufacturing in the USA and South Korea. Polestar 3 production in Chengdu China, is expected to be complemented with production in South Carolina, USA, during summer 2024. Polestar 4 production, which has already started in Hangzhou Bay, China, is expected to be complemented by production in Busan, South Korea, through Geely’s joint venture Renault Korea Manufacturing ("RKM").
Bespoke regional market strategy, including a unique partnership approach in China.
Polestar’s sales and distribution model is focused on a direct customer experience, reducing multiple traditional inefficiencies coupled with a differentiated distribution. Using the Polestar mobile application (the “Polestar App”) or other digital connections, clients can discover Polestar’s products, configure and personalize them, choose a financing option and purchase online, creating a seamless experience. Complementing this digital experience, customers can see, feel and test drive Polestar's vehicles, at one of the Polestar Spaces prior to making an online purchase. Polestar believes this combination of digital and physical retail presence serves to deliver a seamless experience for its customers. Polestar’s customers benefit from a comprehensive service network which leverages the existing Volvo Cars service center network. In Europe, Polestar follows a direct-to-consumer model and, in select markets, an importer model, for sales and distribution. European customers have access to 90 Polestar spaces and approximately 650,000 charging points through Plugsurfing. Polestar is shifting select European markets to an importer model to focus resources on the most profitable markets, and applying a non-genuine agency operating model in key markets. In North America, Polestar is transitioning to a wholesale model, with high control of customer experience through retailer vetting. North American customers have access to over 30 Polestar Spaces, managed by independent authorized retailers, and service points as well as CCS Charging with approximately 8,000 charging points in USA and Canada. In China, through Polestar's JV with Xingji Meizu, customers have access to around 70 Polestar Spaces and over 100 service points. Polestar believes the technical know-how and software engineering capability of Xingji Meizu, an established mobile phone device brand with substantial R&D and software operating system experience, will aid the planned implementation of important features, services and products, including Polestar OS, Polestar Link and the Polestar Phone, for the China market.

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
Polestar 2
Polestar 2 is an electric performance fastback and Polestar’s first fully electric, high volume model. Polestar 2 is manufactured at the Taizhou, China facility, which is owned and operated by Volvo Cars after having been acquired the plant from Geely in December 2021. First revealed in 2019, production commenced in 2020.
Polestar 2 model range includes three variants – Long range dual motor (up to 350 kW (476 hp)/ 740 Nm), Long range single motor (220 kW (299 hp)/ 490Nm) and Standard range single motor (200 kW (268 hp)/ 490 Nm) – combined with three optional packages – Pilot, Plus and Performance – to provide consumers with the perfect Polestar 2 for their needs. Pilot and Plus packs encompass driver convenience and comfort features, while the Performance pack adds further dynamic and visual appeal with Öhlins Dual Flow Valve dampers, 4-piston Brembo brakes, forged alloy wheels and, naturally, Polestar’s signature gold detailing inside and out. Polestar believes this modular approach simplifies both the purchase and manufacturing process while enhancing the customer experience. Polestar 2 model 2024 features a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, sustainability improvements and, for the first time in a Polestar, rear-wheel drive.
Since Polestar 2 deliveries began in 2020, Polestar has improved the range, efficiency and performance of Polestar 2 and its cradle-to-gate carbon footprint has been continuously reduced. The result is a total CO2e saving of 12%, or 3 tons, since the vehicles initial launch. Low-carbon aluminum in wheels and the battery tray, a switch to renewable electricity in the factory, and improved battery chemistry, are some of the contributing factors.
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
Polestar 3
Polestar launched the Polestar 3 on October 12, 2022. Polestar 3 is a luxurious electric performance SUV with seating for five and design direction previewed by Polestar Precept concept car (now the Polestar 5). It is an aerodynamically-optimized SUV using multiple design features to smooth airflow and reduce drag. The two seating rows in Polestar 3 stretch out between the long wheelbase offering luxurious and spacious legroom for the rear passengers even when the tallest driver is sitting in the front seat. Polestar believes that the Polestar 3 will define the SUV for the electric era by combining the high seating position favored by customers with a highly efficient aerodynamic silhouette and sports-car handling.
Materials used inside Polestar 3 have been selected for their sustainability credentials, while raising premium aesthetics and luxury tactility. These include bio-attributed MicroTech, animal welfare-certified leather rated with the highest global standard by the animal protection index, certified chrome free, and fully traceable wool upholstery.

Polestar 3 comes with a total cradle-to-gate carbon footprint of 24.7 tCO2e at launch. This is lower than that of the significantly smaller Polestar 2 when it was launched in 2020 (26.1 tCO2e), proving that even for large SUVs action can be taken to reduce their climate impact.
Material production and refining contributes 68% of its cradle-to-gate carbon footprint of which aluminum represents 24%, iron and steel 17% and battery module production 24%. The approach to meeting the ambitious sustainability targets for Polestar 3 took learnings from the carbon footprint reductions of Polestar 2. Consequently, 81% of Polestar 3’s total aluminum mass production, the Li-ion battery cell module production as well as anode and cathode material production use 100% renewable electricity. By doing this, 8.5 tCO2e per car have been eliminated.
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
Polestar 4
Polestar 4 is a new breed of SUV coupé that transforms the aerodynamics of a coupé and the space of an SUV. Design cues first seen on Polestar’s concept cars are brought to production in the fastest Polestar production car to date. Polestar 4 is positioned between Polestar 2 and Polestar 3 in terms of size and price.
Following start of production and first deliveries in China at the end of 2023, Polestar 4 is now also officially on sale in Europe and Australia with production start planned for those markets towards the middle of 2024.
As a design-driven brand, the design of Polestar 4 sees the continuation of key elements first shown by the Polestar Precept concept car, coming to life. This includes eliminating the rear window which enables a new kind of immersive rear occupant experience, and the separation of the dual blade front lights with unique Polestar light signature – complemented by the Polestar emblem with millimeter-precision lighting from below.
Built on the premium Sustainable Experience Architecture (SEA) developed by Geely Holding, Polestar 4 is a D-segment SUV coupé with a large body and long, 2,999 mm wheelbase. Polestar 4 has a length of 4,840 mm, a width of 2,139 mm and a height of 1,534 mm. The resulting generous interior proportions are especially evident in the rear, where occupants are cocooned in an intimate environment, with electrically reclining seats. Adjustable ambient lighting that adds an extra dimension to the interior, inspired by the solar system, allows the occupants to customize the driving environment.
Thanks to the elimination of the rear window, the standard full-length glass roof stretches beyond the rear occupants’ heads, creating a truly unique interior ambience.
The rear-view mirror is replaced by a high-definition screen that shows a real-time feed from a roof-mounted rear camera – enabling a far wider field of view than what can be experienced in most modern cars.
In late 2023, Polestar revealed that Polestar 4 carries the lowest carbon footprint of all its cars at launch. Polestar 4 is produced in Geely Holdings’ SEA factory in Hangzhou Bay, China, which combines green electricity that carries the I-REC hydro power certificate, with photovoltaic electricity from the roof of the plant. A higher use of low-carbon aluminum from smelters using hydropower electricity helps reduce the climate impact further.
The Polestar 4 Long range Single motor version has a cradle-to-gate carbon footprint of 19.9 tCO2e, while the Long range Dual motor has one of 21.4 tCO2e. Aluminum represents 22.4-24% of the carbon footprint, while steel and iron constitute 20%, and battery modules account for the highest share of the carbon footprint of materials production and refining at 36-40%.
A mono-material approach, first presented in the Polestar electric roadster concept in 2022, is applied to interior materials, where all layers of certain components are produced from the same base material. This allows them to be recycled more effectively and efficiently by eliminating the need for incompatible materials to be separated before recycling.
New interior materials include a tailored knit textile which consists of 100% recycled PET, along with bio-attributed MicroTech vinyl, and traced leather from Bridge of Weir – where the raw hides are by-products of the food industry and come from Scottish farms that are independently rated by the Animal Protection Index as being of the highest global standard.

The tailored knit upholstery is a new technique for the automotive industry. First shown in the Precept concept car, the textile is made from 100% recycled polyester. The material and the design have been created by Polestar designers together with the Swedish School of Textiles (Borås Textilhögskolan) and further developed with suppliers. It is made to fit, producing minimal off cuts and reduced overall waste.
Inlay carpets in the interior are made using recycled PET and floor carpets are made using ECONYL, which includes reclaimed fishing nets. Specific door trim panels are made from NFPP (natural fiber polypropylene) which results in up to 50% less virgin plastic and a weight saving of up to 40%. MicroTech, first introduced in Polestar 3, is a bio-attributed vinyl that replaces crude oil with pine oil in its construction and features a recycled textile backing.
Polestar 4 is the fastest production car the brand has developed to date. The 0-100 km/h sprint can be completed in just 3.8 seconds and maximum power output is 400 kW (544 hp). Motors are of a permanent magnet, synchronous design. Driving dynamics are true to the Polestar brand – sharp steering and handling responses result in a thrilling and nimble driving experience for all occupants.
Both dual- and single-motor variants are available, with the single-motor featuring rear-wheel drive. Despite the high output and performance, control and confidence are always key factors to produce a responsible, everyday-enjoyable EV experience. Semi-active suspension features in the dual-motor version for an additional layer of adjustment between comfort and performance dynamics.
A 100 kWh battery is fitted to both long-range versions. The Long range Dual motor features 400 kW (544 hp), 686 Nm and a preliminary range target of up to 580 km WLTP. A disconnect clutch allows the car to disengage the front electric motor when not needed, to maximize range and efficiency.
The Long range Single motor version features a 200 kW (272 hp) and 343 Nm motor at the rear, and preliminary range target of up to 610 km WLTP.
With an indicative price range of $60,000 to $80,000 for the North American market, Polestar 4 will aim to offer driving dynamics and minimalist style to a larger market segment.
Polestar 5
Polestar currently plans to launch the Polestar 5 in 2025. Polestar 5 will be a luxurious 4 door grand tourer that most closely follows inspiration from the Precept which was announced in October 2020 at the Shanghai Motor Show. With an indicative price starting at $100,000 for the North American market, the vehicle will introduce new in-house aluminum body and chassis and powertrain architectures.
Polestar expects that Polestar 5 will be manufactured at a new state-of-the-art plant in China, built by Geely and to be operated by Polestar. The plant will meet a high standard of sustainability, aiming for LEED Gold accreditation.
The design of the Polestar 5’s interior is defined by sustainability and offered an opportunity to work with new materials and processes. Similarly, the design seeks to capitalize on the evolution of the Human Machine Interface (“HMI”) based on Polestar 3 interactions and Google Android Automotive to deliver an enhanced customer experience.
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
The sculpted form of the Polestar 5 will set the tone for future Polestar vehicles. The vehicle’s proportions define its presence with restrained surfacing and a focus on aerodynamic efficiency.
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
Polestar 5 features an integrated front wing above the SmartZone which accelerates air flow over the long bonnet. This allows air to attach itself to the surface earlier, which improves laminar flow and aerodynamic efficiency and thus improves the vehicle’s performance and range. At the rear, the wide light-blade spans the entire width of the car, extending into vertical aero-wings – another aerodynamic feature and a nod to light weight design.
Polestar 6
The Polestar 6, with production expected to commence in early 2027, will expand upon the design established by the Polestar 5 and be based on the Polestar electric roadster concept. Polestar made the first 500 production cars available as the exclusive, numbered

Polestar 6 LA Concept edition. With an indicative price starting at $200,000 for the North American market, all 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.
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
Polestar 0 project
In April 2021, Polestar announced its important goal to create a truly climate neutral car by 2030 a significant and necessary step to reach its goal of becoming a climate neutral company by 2040.
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
Design, Innovation and Sustainability
Design
Design is at the core of Polestar. Polestar is a Scandinavian brand with pure, minimalist design. Polestar’s design is progressive and defines the avant-garde of the electric and sustainable age. Polestar celebrates technology in its creations and innovation is its driving force. Performance is not only a capability of Polestar’s products but the mindset of Polestar’s whole company. Polestar’s vehicles have been widely recognized for their outstanding design and performance credentials and Polestar 1 and Polestar 2 have each received numerous awards, including, among others, High-performance Luxury GT Coupe of the Year and Luxury High-Performance Electric Vehicle of the Year for Polestar Land Car of the Year titles in Norway, Switzerland, Germany (Luxury), China (Green Car), Germany’s Golden Steering wheel as well as the Edie Sustainability Leader award for Polestar 2. Polestar 4 has won several awards for its design, including the prestigious Car Design of the Year award by Car Design News.
Polestar believes that its designs reflect the central tenants of Scandinavian design, with a focus on luxury minimalism and an emphasis on responsible material choices and such as the use of recycled and naturally grown materials.
Innovation
Polestar’s research and development strategy is to focus its own resources on the development of key electric vehicle technologies while accessing the benefit of investments in other technology from within the larger Geely ecosystem, including Volvo Cars and with external partners. Polestar also accesses and utilizes battery labs, wind tunnels, VR simulations and testing, proving grounds both in the UK and in Sweden.
Polestar’s research and development teams are located in the United Kingdom, Sweden and China. Polestar’s headquarters and research and development team is located in Gothenburg and is focused on a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in the Mira Technology Park in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom is chassis and dynamics, aluminum bonding and architecture and sports car design. Located in Shanghai, Polestar’s China-based research and development team focuses on the development of bespoke features for the Chinese market.
Sustainability
Polestar has a philosophy to design towards zero, actively using Scandinavian minimalist design to engage customers and minimize Polestar's environmental impact. Polestar seeks to achieve its clear sustainability goals by establishing concrete targets focusing on four pillars of its sustainability approach:
•    Climate Neutrality: Combating the emission of greenhouse gases is one of the top priorities of Polestar. Most greenhouse gas emissions associated with its vehicles are related to the use of fossil fuels in energy conversion. Coal power is highly present in Polestar’s supply chains as it operates, and predominantly sources, in China. Aside from greenhouse gas emissions, the burning of fossil fuels also leads to emissions of sulfur dioxide, nitrogen oxides and particulates that affect the environment and the health of people living in the local areas surrounding the power plants. The use of renewable energy in the Polestar supply chain is absolutely key for it to reach climate neutrality and improve local air quality. Polestar has set three goals to achieve climate neutrality: Polestar is to be climate neutral by 2040, create a climate neutral car (cradle-to-gate) by 2030 and halve the emission intensity per car sold by 2030. To drive towards the 2030 goal, Polestar has launched seven strategic initiatives. These are: climate-neutral platform, climate-neutral materials, climate-neutral manufacturing, renewable energy in the supply chain, climate-neutral logistics, fossil-free charging, and climate-neutral company. Each strategic initiative is headed by an accountable department but handled through cross-functional collaboration within Polestar. For the Polestar 2 long-range dual-motor variant, the cradle to gate carbon footprint was 26.2 tons CO2e per vehicle in 2020, which by model year 2024 has been decreased to 23.2 tons CO2e per vehicle. In November 2023, the premium SUV coupé, Polestar 4, entered production. This model achieves a cradle-to-gate carbon footprint of only 19.4 tons CO₂e, making it the model with the lowest carbon footprint in the Polestar lineup. This exemplifies Polestar's dedication to prioritizing climate impact while delivering high-quality electric performance. Most of the climate impact of Polestar's cars comes from three categories of materials: aluminum, batteries and steel. Together they account for 69% of the greenhouse gas emissions attributable to materials production and battery modules. Add electronics and polymers and the total is 87%. While a lot of focus naturally will be on those categories, the goal is to reduce all greenhouse gas emissions by at least 90% per car by 2040 and neutralize the residual greenhouse gas emissions through carbon removals.
•    Circularity: Circularity is a model to ensure that we, as a society, produce and consume within planetary boundaries. The use of materials is at the root of Polestar’s biggest social and environmental impacts. The extraction, processing, use and waste treatment of materials is associated with risks and potential negative impacts such as resource depletion, pollution to air, soil and water, climate impact, loss of biodiversity and human rights violations. Pollution to air, soil and water from metallurgical processes and mining activities also affect the health of people working in the supply chain and their local environments. By using a circular design approach, trying to close the loop for more materials and using an increased share of recycled or biobased materials, less virgin minerals and fossil-based materials need to be extracted and produced, which minimizes the total environmental impact. Polestar aims to drive sustainable and circular use of materials through different key strategies and processes, including sustainability strategy, material strategy, sourcing strategy, procurement process and product development process. Through its procurement practices Polestar aims to minimize the negative impact on land and water through reduced greenhouse gas emissions, pollution, waste and effluents throughout its supply chain. Polestar uses life-cycle assessments as its primary tool for assessing environmental impact from material use including material selection and waste management.
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
Polestar is constantly looking to be honest with itself and its stakeholders and improve. For example, Polestar recognizes it uses materials with high risks of human rights and animal welfare violations, and negative environmental impacts in the supply chain to create its vehicles. Cobalt, for example, is a key component of the batteries used in electric vehicles that is primarily mined in the Democratic Republic of Congo, where it has been linked to child labor in the artisanal and small-scale mining sector. Historically, it has been very difficult to trace the origin of minerals because of its complex supply chain and lack of reliable chain of custody methods. Polestar requires its suppliers to implement responsible sourcing practices to mitigate the risk of human rights violations. Polestar partners with a traceability-as-a-service provider, Circulor, to employ blockchain technology to trace the origins of the cobalt and mica used in Polestar 2 batteries. The traceability service tracks origin, mass, size, and chain of custody. For Polestar 3 batteries cobalt, mica, lithium and nickel have been added to the list of traced materials. A solution for materials traceability for batteries in Polestar 4 is underway. Additionally, Polestar maintains a parts and components sourcing partnership with Geely and Volvo Cars in which suppliers are analyzed using sustainability questionnaires and a risk assessment tool developed by Responsible Business Alliance.
•    Inclusion: Polestar’s operations impact people worldwide. Through this strategic focus area, Polestar advocates for human rights, diversity, and prosperity for everyone, which is seen as the foundation for long-term business success.  Inclusion is both a focus area and an approach that is implemented across the entire value chain. It serves as a valuable tool, enabling the Company to uphold high ethical standards and make a positive impact on the world. Departments like Human Resources, Customer Experience, Design and Procurement drive strategic initiatives on human rights and inclusion, addressing Polestar’s role as a responsible brand, employer and procurer.
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
Sales and Distribution
In 2019, Polestar commenced commercial sales of its vehicles with the Polestar 1, followed in 2020 with the Polestar 2. In addition, following its launch, Polestar began accepting orders for Polestar 3 in October 2022. Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order online. Currently, customers in North America place orders for Polestar’s vehicles through trusted retailers. In addition, Polestar has established physical retail locations referred to as Polestar Spaces. Polestar Spaces range from smaller Polestar showrooms located in urban areas to larger Polestar showrooms located in peri-urban areas. Polestar Spaces allow Polestar’s customers to see, feel and test drive Polestar’s vehicles. In addition, Polestar has also established handover centers that provide a convenient option for customers to take delivery of Polestar vehicles, although customers may also choose home delivery in certain markets. As of December 31, 2023, there were 192 Polestar Spaces. In addition, as Polestar continues with its international expansion, it uses third party importers to give it access to lower volume markets, rapidly and with lower investment.
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
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). In 2022 Polestar entered into agreements with Hertz Global Holdings, Inc. (NASDAQ: HTZ) whereby Hertz committed to purchase 65,000 or more Polestar vehicles during a 5-year period. The Hertz agreements cover the United States, Canada, Europe, and Australia, and deliveries began in June 2022 and were paused in 2024.
Polestar aims to deliver leading aftermarket services to its customers by leveraging Volvo Cars’ global service and repair network. Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). Polestar also utilizes the Volvo Cars service center network to supply its customers with a spare parts infrastructure. Polestar currently leverages the Volvo Cars service center network to provide access to 1,150 customer service points worldwide (as of December 31, 2023) in support of Polestar’s international operations. Polestar does not have a direct contractual relationship with the operators of its service points. Rather, Polestar relies on operators within the Volvo Cars network who sign, enter into, or amend, existing service contracts with Volvo Cars to add the service of Polestar vehicles to the scope of their dealer agreement.
Polestar’s principal operating entity is Polestar Sweden. Polestar Sweden is responsible for and is engaged in the product strategy and development as well as marketing and distribution of Polestar vehicles. Polestar Sweden manages sales globally in conjunction with the local Polestar sales units. Sales on the Chinese domestic market are managed by Polestar Times Technology (Nanjing) Co. Ltd, a joint venture established in 2023 between Polestar Automotive (Singapore) Distribution Pte Ltd and Xingji Meizu. The vehicles sold globally by Polestar Sweden are manufactured in China but production is expected to also take place in the United States and South Korea. Polestar may be subject to foreign exchange risk with respect to cash transfers within the group, including restrictions on cross border payments imposed by the Chinese government. See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affects its business, financial condition, results of operations and prospects” and “—Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risk specific to China.”
Joint venture with Hubei Xingji Meizu Group Co., Ltd
The purpose of the Joint Venture is to develop Xingji Meizu's existing technology platform, “Flyme Auto”, into a seamless operating system for Polestar vehicles sold in the mainland of the PRC, including in-car apps, streaming services, and intelligent vehicle software. This is expected to be complemented by mobile and augmented reality devices and customer apps, creating a seamless digital ecosystem. Polestar and Xingji Meizu have agreed that the Joint Venture shall be the sole authorized sales and service entity for Polestar vehicles in the PRC. Polestar has transferred certain commercial assets and approximately 130 of its PRC-based staff to the Joint Venture.
Polestar owns a 49% interest in the Joint Venture with the remaining 51% owned by Xingji Meizu. Following the completion of a CNY 1.5 billion investment by a local PRC investor into the Joint Venture signed in February 2024, Polestar is expected to own approximately 37.64% of the Joint Venture with Xingji Meizu owning approximately 39.18% and the new investor owning approximately 23.18%. Pursuant to the terms of the Shareholders Agreement, Polestar has agreed to contribute $98 million of initial capital to the Joint Venture, with Xingji Meizu agreeing to contribute $102 million to the Joint Venture and also to be responsible for arranging further financing as required by the Joint Venture.
Pursuant to the terms of the Business Cooperation Agreement, Polestar is responsible for the development and industrial design of its vehicles with the Joint Venture responsible for the management and sale of Polestar vehicles in the mainland of the PRC. Under the Business Cooperation Agreement, Xingji Meizu is responsible for the definition and development of smart phone products, “augmented reality” glasses and other technology products which may be sold by the Joint Venture, with Polestar being responsible for the industrial design of such products when they carry the Polestar brand. The Joint Venture will be responsible for installing Polestar’s operating system into the Polestar vehicles that it sells. Polestar and Xingji Meizu have agreed through the Business Cooperation Agreement that the Joint Venture will be subject to certain minimum purchase requirements with regards to Polestar’s vehicles.
Manufacturing

Polestar has the benefit of having access to the global manufacturing footprint of Volvo Cars and Geely with its substantial combined installed production capacity.
Polestar’s vehicles are currently mainly manufactured at a plant in Taizhou, China that is owned and operated by Volvo Cars.
Polestar has started to expand its contract manufacturing presence to more facilities in China, South Korea and the U.S.

Taizhou facility
Polestar 2 is produced in the Taizhou facility. The facility opened in 2016. The plant is focused on the CMA platform, and also produces Volvo XC40. In October 2021, Geely and Volvo Cars agreed to transfer the Taizhou facility to Volvo Cars. The transfer was effectuated in December 2021 and did not affect production of the Polestar 2 at the facility. In connection with this transfer, the facility has been renamed from "Luqiao" to “Taizhou.”
Charleston facility
Polestar 3 will be manufactured in Volvo Cars’ Charleston, South Carolina, USA, facility. The facility opened in 2018, and produces Volvo Cars EX90, which share the SPA2 platform with Polestar 3. Production is expected to start in summer 2024 and will be dedicated to the US and part of the European market.
Volvo Cars’ Chengdu facility
Polestar 3 is also manufactured in Volvo Cars’ Chengdu plant. The facility opened in 2013. The production of Polestar 3 started in early 2024.
Busan facility
Polestar 4 is planned to be partly manufactured in Busan, South Korea, with vehicles produced at this facility expected to be for the US market. The plant is owned by Renault Korea Motors (RKM), which is 35% owned by Geely. Production is expected to start in the second half of 2025.
Hangzhou Bay
Polestar 4 is also being manufactured at the Geely-owned Hangzhou Bay plant, with production having started at the end of 2023 for the Chinese market. and expected to start for the European market in the second half of 2024. The plant is used for several brands of the Geely group, as well as brands outside of the Geely group. The facility opened in 2022.
Chongqing facility
Polestar 5 and 6 are expected to be produced in the Chongqing, China plant owned by Geely and operated by Polestar. Production for Polestar 5 is expected to start in 2025, and in early 2027 for Polestar 6.
Battery suppliers
Polestar has a diversified strategy with respect to the supply of batteries, to reduce supply risk as well as to ensure better flexibility as battery technology continues to develop. Polestar’s primary sources of batteries are LG Chem Ltd and Contemporary Amperex Technology Co. Limited with whom Polestar has a long-term supply agreement and the ability to leverage group purchasing power. Polestar has also entered into an agreement with SK-On for the supply of battery cell modules for the forthcoming Polestar 5. Polestar continues to evaluate potential up and coming startups in this area.
Related Party Agreements with Volvo Cars and Geely
Polestar benefits from the technological, engineering and manufacturing capabilities of Volvo Cars and Geely. These relationships give it access to the developed technology, IT, logistic channels, manufacturing capacity and distribution networks established by Polestar’s founding partners, on a global basis. Accordingly, Polestar has entered into a number of contractual arrangements with Volvo Cars and Geely to obtain support and various services in connection with its business. Polestar’s agreements with its partners are made on an arms-length basis and it assesses any agreement with related parties on the same basis as an agreement with third parties with respect to the scope of the services offered, timing and fees. While Polestar derives substantial benefit from access to its partner’s resources and expertise, Polestar is free to seek technology, manufacturing and other services from third parties based solely on the needs of its business. Polestar’s material transactions with related parties are subject to approval by its Board of Directors or other relevant persons in conformity with its related party transactions policy. Polestar has also established a number of steering committees to monitor compliance and performance of its agreements related to development, manufacturing, or service contracts with related parties (the “Steering Committees”). Polestar believes the Steering Committees provides a means of ensuring the interests of Polestar are protected and if necessary, provides a means of escalating any concerns or disputes to senior management or the Board. For additional information in relation to materially significant related party transactions during the years ended December 31, 2023, 2022 and 2010, see Note 27 - Related party transactions in Polestar’s Consolidated Financial Statements included elsewhere herein. For a further description of Polestar's contracts with related parties, see the section entitled Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
Manufacturing
For the manufacturing of Polestar 2, Polestar has entered into contract manufacturing agreements with the Taizhou (or “Taizhou”) plant, which is owned and operated by Volvo Cars. Further, Polestar has entered into financial undertaking agreements with Volvo Cars for investments for Polestar 3 production in a Volvo Cars plant in Chengdu, China as well as at a plant in Charleston, South Carolina. Production in Volvo Cars’ facility in Chengdu, China, started in the beginning of 2024. Additional manufacturing at Volvo Cars’ Charleston, South Carolina facility in the United States, is expected to follow in summer 2024.
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
Polestar provides regional coverage and preferential pricing through regional strategic partnership with the largest charging network providers. Polestar provides its customers with access to an extended regional charging network using Plugsurfing aggregated CPO network in Europe. Additionally, Polestar provides access to over 650,000 public charging points in Europe via the Polestar Charge App, and has launched a public charging subscription in February 2024, providing preferential prices to Polestar subscribers at selected networks. In March 2024, Polestar, together with Plugsurfing, integrated Tesla Superchargers into Polestar Charge. Additionally, Polestar has announced in 2023 that it will adopt Tesla’s NACS charging standard in North America. In China, Polestar, through the Joint Venture, is building its own charging network and provides access to other public charging networks as well as the Tesla Supercharging network via a collaboration with Tesla.
Competition
Polestar faces competition from both traditional automotive manufacturers and an increasing number of new companies focused on electric and other alternative fuel vehicles. Polestar expects this competition to increase, particularly as the transportation sector continues to shift towards low-emission, zero-emission or carbon neutral solutions. In addition, numerous manufacturers offer hybrid vehicles, including plug-in versions, with which Polestar’s vehicles also compete.
Polestar believes that the primary competitive factors on which it competes includes, but is not limited to, its focus on design and sustainability, and its proprietary and co-developed technological innovations. Polestar has a start-up culture and a scalable asset-light business model that it believes generates significant competitive advantage. However, many of its current and potential competitors may have substantially greater financial, technical, manufacturing, marketing and other resources than Polestar or may have greater name recognition and longer operating histories than Polestar does (see also Item 3.D “Risk Factors—Risks Related to the Polestar’s Business and Industry—Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.”). Polestar believes it can further differentiate itself from its competitors with its brand pillars of pure, progressive, performance alongside its established global presence and ability to leverage an established production ecosystem due to its relationships with its founding partners.
On a global basis, Polestar’s principal premium competitors are Audi, BMW, Mercedes and Tesla, as well as luxury vehicle manufacturers such as Rolls Royce and Bugatti. Porsche is one of Polestar’s core competitor brands from a driving experience and performance perspective. As one of the world’s most renowned makers of “driver’s cars”, Porsche represents a strategic benchmark for Polestar in an exclusive brand segment. Although previously a manufacturer of solely internal combustion engine cars, Porsche has launched the Taycan and, more recently, the Macan electric vehicles which bring the brand’s renowned dynamic experience to electric vehicles. The recently launched electric Macan is considered a key competitor to Polestar 4. Porsche is also a benchmark brand for future Polestar vehicles in terms of size and segments. In terms of pure EV peers, Tesla Model 3 was often seen as a principal competitor to Polestar 2. Model X and Model Y have become more relevant with the launches of Polestar 3 and Polestar 4, respectively. Other competition within the electric vehicle segment of the market, includes other pure play electric vehicle producers, such as Nio, Xpeng, Rivian, Lucid and Fisker.
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
As of December 31, 2023, Polestar owned 123 issued U.S. patents and 104, 73, and 228 issued patents in Europe, China and other jurisdictions (including European Patent Organisation (“EPO”) validation states and UK), respectively. Those patents are related to Polestar’s core proprietary technology. In addition, Polestar had 39 pending U.S. patent applications and 69, 33, and 23 pending patent applications in the EPO, China and other jurisdictions, respectively. In addition to patents covering Polestar’s core proprietary technology, Polestar had 31 pending U.S. design patent applications, plus 122, 309 and 71 issued design or industrial design patents in the U.S., EU (including the UK) and China, respectively, and 100 issued design or industrial design patents issued in other jurisdictions. Another 48 and 62 design applications were pending in the EU (EU filings, including UK filings) and China, respectively, and there were 4 pending design applications in other jurisdictions. As of December 31, 2023, Polestar owned 17 registered U.S. trademarks, 6 pending U.S. trademark applications, as well as 33 and 19 registered trademarks in the EU (incl UK) and China, respectively. Further, 5 and 39 trademark applications were pending in the EU (incl UK) and China, respectively.
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
Regulation
Polestar’s products are designed to comply with all applicable regulations in the markets where it operates. As of December 31, 2023, Polestar operates in 27 markets in Europe, the Middle-East, North America, China and Asia Pacific. Polestar’s expansion plans include further building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. As Polestar expands its international presence, it will continue to take action to support that its vehicle design and sales comply with all regulations for each market it enters. Currently, the regulatory regimes material to Polestar’s business are those established by the United Nations Economic Commission for Europe, the European Union, the United States and China. These regulations are monitored by Polestar’s product certification team, supported by Volvo Cars and other external suppliers, to ensure that the internal design requirements reflect the applicable requirements for each product, market, and time frame.
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
In addition to the legislative requirements to protect personal data, Polestar operations are subject to various regulations concerning cybersecurity in general. In Europe, the NIS 2 directive and corresponding national legislation require Polestar to maintain a cybersecurity management system ensuring that Polestar’s data and digital assets are protected against cyber-attacks. This includes for example operational aspects such as Vulnerability and Network Protection Management, Security Incident Management as well as steering and reporting functions such as Cyber-Risk Management and Reporting to the Management and the Board.
SOX Standards toward the Security and Integrity of Financial and operational data apply to Polestars systems and operations. These regulations include Protection of relevant Systems and Data, detailed Incident Detection and Reaction mechanisms and plans as well as performant risk management including Reporting to Management and Board.
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
Sustainability and Environmental Regulations
Polestar operates in an industry that is subject to extensive sustainability-related regulations, which become more stringent over time. The laws and regulations to which Polestar is or may become subject govern, among other things, traceability, modern slavery and forced labor water use; air emissions; use of recycled materials; energy sources; the release, storage, handling, treatment, transportation and disposal of, and exposure to, hazardous materials; the protection of the environment, natural resources and endangered species; responsible mineral sourcing; due diligence transparency and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of Polestar’s ability to continue its operations.
Many countries have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2035, and Polestar as an electric vehicle manufacturer is already in a position to comply with these requirements across its entire coming product portfolio as it expands.
Emissions Credits
All manufacturers are required to comply with the applicable emission regulations in each jurisdiction in which they operate. Furthermore, since Polestar’s electric vehicles have zero tailpipe emissions, it earns emission grams or credits that may be sold to and used by other manufacturers.
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
On June 23, 2022, Polestar closed the merger with Gores Guggenheim, Inc. ("GGI") described elsewhere in this Report. The discussion should be read together with (i) the financial statements of Polestar Automotive Holding UK PLC as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 and the related notes thereto, included elsewhere in this Report. All financial numbers in this discussion are presented in thousands U.S. dollars unless otherwise noted.
Polestar’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” (see Item 3.D) and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.
Polestar Automotive Holding UK PLC
Overview
Polestar Automotive Holding Limited, a Hong Kong incorporated company ("Former Parent") together with its consolidated subsidiaries constituted Polestar Group through June 23, 2022. On June 23, 2022, Former Parent completed its reverse recapitalization and Polestar Automotive Holding UK PLC ("Parent") became the new parent. Parent together with its consolidated subsidiaries constitute Polestar Group from June 23, 2022. Former Parent and its subsidiaries and Parent and its subsidiaries are collectively referred to herein as “Polestar,” “we,” “our,” or “us.”
Polestar is a pure play, premium electric performance vehicle brand headquartered in Sweden, designing products that are engineered to excite consumers and drive change. Polestar defines market-leading standards in design, technology and sustainability. Polestar was established as a premium electric vehicle brand by Volvo Cars and Geely in 2017 and benefits from the technological, engineering and manufacturing capabilities of these established global vehicle manufacturers. Polestar has an asset-light, highly scalable business model with immediate operating leverage. While Polestar has historically offered two performance vehicle models; Polestar 1 ("PS1") and Polestar 2 ("PS2"), production of the PS1 ceased during the year ended December 31, 2021. Production of a third performance vehicle model, the Polestar 3 ("PS3"), began in the first quarter of 2024. Production of the fourth performance vehicle model, the Polestar 4 ("PS4"), commenced in the third quarter of 2023 with deliveries prior to year end. Polestar has begun internal development projects related to its future performance vehicle models, the Polestar 5 ("PS5") and Polestar 6 ("PS6"). On June 23, 2022, Polestar consummated a capital reorganization via the merger with GGI, a special purpose acquisition company. Polestar subsequently began trading on the Nasdaq on June 24, 2022, under the ticker symbol PSNY.
The PS2 is currently manufactured at a plant in Luqiao, China that is owned and operated by Volvo Cars. The plant, referred to by Volvo Cars as the “Taizhou” plant, was acquired by Volvo Cars from Geely in December 2021. Prior to that time, the plant had been owned by Geely and operated by Volvo Cars.
Polestar plans to manufacture the PS3 at a plant in Chengdu, China that is owned and operated by Volvo Cars. Polestar also plans to expand production of the PS3 to a plant in Charleston, South Carolina which is owned and operated by Volvo Cars. Production of the PS3 was scheduled to begin in the second half of the year ending December 31, 2023, but due to delays is now scheduled to begin during the year ended December 31, 2024.
The PS4 is currently manufactured at a plant in Hangzhou Bay which is owned and operated by Geely. Polestar also plans to expand PS4 manufacturing to the Renault Korea Motors' Busan plant in Busan, South Korea, starting in the second half of the year ended December 31, 2025. Production will be operated by Geely.
Polestar plans to manufacture the PS5 at a plant in Chongqing, China that is owned and operated by Geely. The plant is currently under construction with plans to open in 2024 and production of the PS5 is scheduled to begin in 2025.
Under contract manufacturing agreements with Volvo Cars and Geely, Polestar intends to expand its manufacturing presence to facilities in the U.S. and in Europe. Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely gives Polestar’s highly scalable business model immediate operating leverage.
Polestar’s retail business model focuses on a digital-first, direct-to-consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and place their orders online. This direct-to-consumer approach differs in some locations based on local legal jurisdictions (e.g., Polestar uses the dealer model only in the U.S. and Canada). This approach also differs in sales to fleet customers where ordering configured vehicles via the online platform is impracticable. Instead, sales are facilitated through Polestar fleet account managers.
Polestar Spaces are where customers can see, feel and test drive Polestar’s vehicles prior to making an online purchase. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar currently has 192 Spaces across 27 markets. Polestar’s global customer experience is then further enhanced by its comprehensive service network that leverages a mix of in house customer service specialists and the existing Volvo Cars service center network.
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
Key factors affecting performance
Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in Item 3.D “Risk Factors” and below. Polestar’s financial position and results of operations depend to a significant extent on the following key factors:
Partnerships with Volvo Cars and Geely
Polestar’s relationship with its related parties, Volvo Cars and Geely, has provided it with a unique competitive advantage in its ability to rapidly scale commercialization activities while maintaining an asset-light balance sheet. This is achieved primarily through contract manufacturing and supply agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars’ established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars which allow Polestar to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions (e.g., information technology, legal, accounting, finance, logistics, and human resources). Polestar' contract manufacturing and supply agreements with Volvo Cars and Geely are entered into on an arm's length basis.
Utilizing Volvo Cars’ Taizhou facility in China has allowed Polestar to continue efficient production of its PS2 with over 150,000 units produced by December 31, 2023. Prior to Polestar selling its Chengdu plant to Geely, limited edition models of the PS2 were produced there but are now produced at the Volvo Cars Taizhou plant. Going forward, the PS3 is planned to be produced in China and the United States at Volvo Cars’ Chengdu facility and Charleston, South Carolina facility, respectively. Geely began production of the PS4 at its Hangzhou Bay plant in the third quarter of 2023 and expects to begin production at the Renault Busan plant in the second half of 2025. The PS5 is expected to be manufactured at Geely's Chongqing facility which is currently under construction and expected to be opened in 2024, with production expected to start in 2025. Having access to the global manufacturing footprint of Volvo Cars and Geely has, and will continue to provide, Polestar with flexibility to adjust and optimize its manufacturing plans in response to factors like particular market demand, relative production cost, changing shipping and logistic expenses, and the availability of market-specific tax credit schemes. However, Polestar’s contract manufacturing model does not come with the operating leverage that may come with owning production facilities and requires Polestar to accurately forecast the demand for its vehicles. If Polestar fails to do so, there may be overcapacity, which may negatively impact gross margins, or inadequate capacity, which may result in delays in shipments or revenues.
During the year ended December 31, 2023, Polestar leveraged the eighteen-month $800 million term loan credit facility with Volvo Cars that was entered into on November 3, 2022. On November 8, 2023, Polestar entered into an amendment to the credit facility with Volvo Cars, which provided for an additional $200 million in borrowing capacity under the credit facility and extended the maturity date of the credit facility to June 30, 2027. As of December 31, 2023, Polestar had drawn on all $1 billion in borrowing capacity with $1 billion in principal outstanding. This loan has an optional equity conversion feature.
On November 8, 2023, Polestar also entered into a new term loan facility with Geely, where Geely agreed to provide a term loan credit facility of $250 million on substantially the same terms as the credit facility with Volvo Cars, including a maturity date of June 30, 2027. As of December 31, 2023, Polestar had drawn down on all $250 million in borrowing capacity with $250 million in principal outstanding. This loan has an optional equity conversion feature.
On December 8, 2023, Polestar, Geely, and Volvo Cars entered into certain agreements which, when considered together, were designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely. Polestar received cash of $156.1 million.
See “—Liquidity and Capital Resources” below for an additional discussion regarding banking relationships that have been assisted by letters of comfort from Volvo Cars and Geely.
Refer to support for Note 27 - Related party transactions in the Consolidated Financial Statements included elsewhere in this report for more information.
Premium electric vehicle portfolio
Polestar continues to develop a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The current and planned portfolio consists of the following models:
•Polestar 2 - a performance fastback;
•Polestar 3 - a performance sport utility vehicle;
•Polestar 4 - a performance sport utility coupe;
•Polestar 5 - a high performance 4-door grand tourer; and
•Polestar 6 - a high performance roadster.
The PS2 has received numerous accolades and positive reviews since its launch in 2019. The limited-edition higher specification PS2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric vehicle segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the PS2. Customers’ acceptance and purchase of Polestar’s new models are critical components of Polestar’s future growth and financial performance. Polestar’s marketing efforts may not be successful, and newer vehicle models may not ultimately be adopted or utilized by the consumer, which would negatively impact sales volumes and product pricing.
Innovative automotive technologies and design
Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5 and PX2 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, Xingji Meizu, and StoreDot, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. In the years ended December 31, 2023, 2022 and 2021, $346.4 million, $306.0 million, and $460.0 million, respectively, were invested in new intellectual property. These investments have primarily impacted Polestar’s results of operations through higher amortization expense. Refer to Note 15 - Intangible assets and goodwill in the Consolidated Financial Statements included elsewhere in this report for more information.
Direct-to-consumer business model
Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe, the United States, and Asia with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.
Direct-to-business model

In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.
Fleet sales
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include discounts in the form of annual rebates based on the number of vehicles ordered during the year.
Importer markets
Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, the United Arab Emirates (UAE), Israel, Kuwait and Iceland). Polestar's relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.
Sales to associate
In China, Polestar sells its vehicles through an associate, Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology"). Vehicles are sold to Polestar Technology at wholesale prices and Polestar Technology subsequently sells the vehicles to customers in China. This sales channel is more advantageous to Polestar in capturing the Chinese market.
Earn-out rights and Class C Shares from the reverse recapitalization
On June 23, 2022, Polestar consummated a capital reorganization via the merger with GGI, a special purpose acquisition company. Polestar subsequently began trading in the U.S. on Nasdaq on June 24, 2022 under the ticker symbol “PSNY.” In addition to providing Polestar with access to new funding sources in the United States capital markets, the merger, including all related arrangements, raised net cash proceeds of $1,418 million. Gross proceeds of $638.2 million was assumed from GGI, $250 million was sourced from a private placement in public equity (“PIPE”), and $588.8 million was sourced from a preferential share subscription with Volvo Cars. Total transaction costs of $98 million were incurred in connection with the merger, of which $59.1 million had been recognized by GGI and deducted from the gross proceeds raised. The remaining $38.9 million were costs attributable to the Former Parent.
As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn out shares to existing owners. These instruments are accounted for as derivative liabilities under IAS 32, Financial Instruments: Presentation ("IAS 32"), Financial Instruments: Presentation, and IFRS 9, Financial Instruments ("IFRS 9"), which are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss at each reporting date.
As of December 31, 2023 and 2022, the Class C Shares were valued at $6 million and $28 million, respectively, resulting in an unrealized gain from the fair-value change of $22 million during the year ended December 31, 2023. As of December 31, 2023 and 2022, the earn-out rights were valued at $155 million and $599 million, respectively, resulting in an unrealized gain from the fair value change of $443 million during the year ended December 31, 2023. The fair values of these derivative financial instruments are volatile and influenced by changes in Polestar's share price, resulting in impacts to Polestar's net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 2 - Significant accounting policies and judgements included elsewhere in this report for more information.
Impacts of COVID-19, the Russo-Ukrainian War, conflicts in Israel and the Gaza Strip, and conflict in the Red Sea
In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Specifically, the prolonged government mandated quarantines and lockdowns in eastern China during the year ended December 31, 2022 delayed production and delivery of critical components for the PS2. Polestar continued to feel the effects of COVID-19 early in the year ended December 31, 2023, with the effects losing impact towards the end of the year.
While Polestar does not directly conduct any business with suppliers in Russia or Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War.
The recent escalation in the conflict between Israel and Hamas and uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Israel is one of Polestar's importer markets where we have minimal sales. Polestar also has some suppliers with operations in Israel, including Mobileye and StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot.
In addition, further escalation of the conflict in the Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
Refer to Item 3.D “Risk Factors” for information on risks posed by the ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea.
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

Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo-Ukrainian War, the conflicts in Israel and the Gaza Strip, and inflation on its business.
Additional key factors impacting performance
Polestar’s continued growth depends on numerous factors and trends, including continued sales of the PS2 and new sales of the PS4 at anticipated volumes while production of the PS3 ramps-up. This includes the ramp-up of sales in the US market of these models, particularly the PS3, which is, in part, dependent on the successful ramp-up of production at the facility in Charleston, South Carolina operated by Volvo Cars. Polestar’s regional mix of sales, including higher sales in the US market, and its overall product mix, is important to maintain its gross margins. Ramping-up Polestar’s production at other facilities is also an important factor in the success of Polestar’s future vehicle production and delivery. In addition to increasing vehicle volume, Polestar is focused on developing additional revenue streams, such as IP licensing, aftermarket revenue, component sales, and/or used car sales. If Polestar’s vehicle sales and additional revenue streams do not develop as anticipated, Polestar may not have the necessary cash flow to operate its business and repay outstanding indebtedness. Furthermore, Polestar’s gross margins are dependent upon Polestar’s current pricing structure, which is subject to a variety of factors, including certain average selling price assumptions. If Polestar has higher than expected discounting or advertising and promotion costs, its future margins may suffer.
Polestar’s gross margins are also dependent upon its ability to manage costs, including costs associated with raw materials and key components of production, and to implement cost savings initiatives. Polestar’s future financial performance also requires Polestar to accurately forecast demand for its vehicles. Inaccurate demand forecasts may lead to Polestar offering deeper discounts or experiencing greater than expected sales volumes of discounted vehicles. As a result of inaccurate forecasts, Polestar could also experience higher than expected production, operating expense, advertising, sales and promotion costs or may be unable to effectively charge such costs to customers in a targeted manner. This could result in vehicles being sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants, and/or failure of Polestar to meet its gross margin and profitability expectations.
A. Results of operations
Polestar conducts business under one operating segment with primary commercial operations in North America, Europe, Asia and various importer markets. While Europe and the U.S. represent Polestar’s primary geographic markets, Polestar’s presence is continuing to expand in Asia. Refer to Note 2 - Significant accounting policies and judgements in Polestar’s Consolidated Financial Statements for more information on the basis of presentation and segment reporting. The following paragraphs describe the key components of revenue, income, and expenses as presented in our Consolidated Statement of Loss.
While preparing the financial statements for the year ended December 31, 2024, we identified material errors in our financial statements primarily relating to accounting for assets under construction related to the Company's unique tooling which required restatement. As a result, certain prior period amounts have been updated to reflect the correction of the material errors. A reclassification of cash flows between operating and investing activities and other smaller immaterial errors that have been identified will also be corrected as part of this restatement process.
During the year ended December 31, 2023, we identified immaterial errors in our financial statements primarily relating to (i) accounting for Inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes. As a result, certain prior period amounts have been updated to reflect the correction of the immaterial errors.
See Note 31 - Restatement of financial statements to our audited consolidated financial statements included in Item 18 of this Report for additional details.
Key operational highlights

	For the year ended December 31,
Key metrics	2023	2022	2021
Global volumes [1]	54,626	51,549	28,592
Volume of external vehicles without repurchase obligations	49,809	48,575	23,841
Volume of external vehicles with repurchase obligations	2,859	1,344	2,836
Volume of internal vehicles	1,958	1,630	1,915

	For the year ended December 31,
	2023	2022	2021
Markets[2]	27	27	19
Locations[3]	192	158	103
Service Points[4]	1,149	1,116	811
1 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in Inventories). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), and IFRS 16, Leases ("IFRS 16"), respectively. Revenue is not recognized in scenario (c).
2 - Represents the markets in which Polestar operates.
3 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
4 - Represents Volvo Cars service centers which provide customers access to service points worldwide in support of Polestar’s international expansion.
Revenue
Revenue is comprised of revenue from the sale of vehicles, revenue from the sale of software and performance engineered kits, revenue from sales of carbon credits, vehicle leasing revenue, and other revenue. Revenue from the sale of vehicles constitutes the primary source of revenue and has historically been derived from sales of the PS2. Polestar’s main customers for electric vehicles consist of private individuals, fleet customers, dealers, importers, and financial service providers. Vehicles are sold to our related parties Volvo Cars and Volvo Finans Bank AB. Revenue from the sale of software and performance engineered kits is derived from intellectual property licensed to Volvo Cars related to software upgrades and enhancements for Volvo Cars’ vehicles. Revenue from sales of carbon credits is derived from sales of regulatory credits to external companies or related parties. Vehicle leasing revenue is derived from Polestar's operating lease arrangements. Other revenue is derived from sales of automotive research and development services and intellectual property licensed to Volvo Cars enabling Volvo Cars to source and sell Polestar parts and accessories.
Cost of sales
Cost of sales primarily consists of contract manufacturing costs associated with the production of the PS2 and PS4 which is outsourced to Volvo Cars (previously outsourced to Geely) and Geely, respectively. Cost of sales includes depreciation related to Property, plant and equipment ("PPE") and right-of-use (“ROU”) assets, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, other manufacturing and overhead. Costs of sales for the year ended December 31, 2021 also includes costs related to direct parts and materials, direct labor, and manufacturing overhead for the PS1, which was manufactured at Polestar’s former facility in Chengdu, China. Additionally, as of the fourth quarter of the year ended December 31, 2023, Cost of sales includes the amortization of intellectual property previously used in the PS1 and currently used in the PS2; the intellectual property is capitalized into inventory and then released into Cost of sales when the inventory is sold. Cost of sales also includes the impairment of inventory and the impairment charge for PS2 related PPE, Intangible assets, and Vehicles under operating leases which were impaired.
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
Research and development expenses
Research and development expenses consist of personnel expenses for Polestar’s internal engineering, research, and development functions, amortization of intangible assets related to intellectual property which will be used in future vehicle models, internal development programs, and expenses for direct materials and facilities used by research and development personnel. Until the fourth quarter of 2023, Research and development expenses also included amortization of intellectual property that was considered foundational and previously used in the PS1, currently used in the PS2 and other model vehicles, and expected to be used in future vehicles. However, in the fourth quarter of 2023, there was a change in the way this intellectual property was used and the related amortization was instead capitalized into inventory. The cost is released into Cost of sales when the inventory is sold. Polestar outsources certain development of intellectual property used in its electric vehicles to Volvo Cars and makes payments in accordance with development plans. Such costs are capitalized as intangible assets instead of charged to Research and development expense because they are paid in connection with the receipt of intellectual property from Volvo Cars that is expected to provide future economic benefit to Polestar.
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
Other operating income and expense
Other operating income consists of exchange rate differences on operating activities, income generated through the sale of carbon credits, and other income driven by non-revenue generating activities. Other operating expense primarily consists of exchange rate differences on operating activities, non-income tax expense, and other expenses due to activities which are not part of Polestar's ordinary course of operations. For the year ended December 31, 2023, other operating expenses related mainly to Polestar providing services to its associate.
Finance income and expense
Finance income consists of interest income on bank deposits and net foreign exchange rate gains on financial activities. Finance expense is comprised of interest expenses associated with Polestar’s short and long-term financing facilities, including amounts owed to related parties, net foreign exchange rate losses on financial activities, interest expenses associated with lease liabilities, and credit facility expenses.
Fair value change - Earn-out rights
Fair value change in earn-out rights consists of changes in fair value to the contingent right to receive earn-outs of Class A and B Shares that were issued to the Former Parent upon the completion of the Business Combination. The value of the Earn-out liability changes with the Polestar share price and other macroeconomic conditions, creating a fair value gain or loss.
Fair value change - Class C shares
Fair value change in Class C Shares consists of changes in fair value to the Class C-1 Shares and Class C-2 Shares that were issued to the Former Parent upon the completion of the Business Combination.
Share of losses in associates
Share of losses in associates consists of Polestar's proportionate share of it's associate's net income (loss), limited to the carrying value of Polestar's investment in its associates. The carrying value of Polestar's investment in associate will be adjusted equally to Polestar's share of income (loss), not to be adjusted below zero.
Income tax benefit (expenses)
Income tax benefit (expenses) consist of current and deferred income tax benefit (expenses). Current Income tax benefit (expenses) primarily represent income taxes generated on income sourced in multiple foreign jurisdictions. Deferred Income tax benefit (expenses) represent differences generated between book carrying values and the corresponding tax basis for assets or liabilities, multiplied by the applicable jurisdiction's income tax rate.
Comparison of the years ended December 31, 2023, 2022 and 2021
The following table summarizes Polestar’s historic Consolidated Statement of Loss for the years ended December 31, 2023, 2022 and 2021. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures have been restated. Refer to Note 31 - Restatement of financial statements for details.

	For the year ended December 31,			2023 vs 2022 Variance		2022 vs 2021 Variance
	2023	2022	2021	$	%	$	%
Revenue	2,368,085	2,440,818	1,343,625	(72,733)	(3)	1,097,193	82
Cost of sales	(2,778,222)	(2,339,696)	(1,332,569)	(438,526)	19	(1,007,127)	76
Gross (loss) profit	$(410,137)	$101,122	$11,056	$(511,259)	(506)	$90,066	815
Selling, general and administrative expense	(944,177)	(840,151)	(686,957)	(104,026)	12	(153,194)	22
Research and development expense	(157,280)	(174,916)	(234,019)	17,636	(10)	59,103	(25)
Other operating income and expenses, net	42,080	(305)	(50,716)	42,385	13,897	50,411	(99)
Listing expense	—	(372,318)	—	372,318	n/a	(372,318)	n/a
Operating loss	$(1,469,514)	$(1,286,568)	$(960,636)	$(182,946)	14	$(325,932)	34
Finance income	69,565	8,552	32,970	61,013	713	(24,418)	(74)
Finance expense	(213,242)	(108,402)	(45,218)	(104,840)	97	(63,184)	140
Fair value change - Earn-out rights	443,168	902,068	—	(458,900)	(51)	902,068	n/a
Fair value change - Class C Shares	22,000	35,090	—	(13,090)	(37)	35,090	n/a
Share of losses in associates	(43,304)	—	—	(43,304)	n/a	—	n/a
Loss before income taxes	$(1,191,327)	$(449,260)	$(972,884)	$(742,067)	165	$523,624	(54)
Income tax benefit (expense)	9,452	(29,757)	3,076	39,209	(132)	(32,833)	(1,067)
Net loss	$(1,181,875)	$(479,017)	$(969,808)	$(702,858)	147	$490,791	(51)
Revenues
Polestar’s Revenue for the year ended December 31, 2023 were $2,368.1 million, a decrease of $72.7 million, or 3% compared to $2,440.8 million for the year ended December 31, 2022. Revenue from related parties for the year ended December 31, 2023 were $138.7 million, an increase of $5.7 million, or 4% compared to $132.9 million for the year ended December 31, 2022
Polestar’s Revenue for the year ended December 31, 2022 were $2,440.8 million, an increase of $1,097.2 million, or 82% compared to $1,343.6 million for the year ended December 31, 2021. Revenue from related parties for the year ended December 31, 2022 were $132.9 million, a decrease of $2.1 million, or 2% compared to $135.0 million for the year ended December 31, 2021.
The following table summarizes changes in the components of Revenue and related changes between annual periods. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures have been restated. Refer to Note 31 - Restatement of financial statements for details.

	For the year ended December 31,			2023 vs 2022 Variance		2022 vs 2021 Variance
	2023	2022	2021	$	%	$	%
Revenues
Sales of vehicles	2,313,124	2,386,685	1,298,918	(73,561)	(3)	1,087,767	84
Sales of software and performance engineered kits	18,994	21,308	25,881	(2,314)	(11)	(4,573)	(18)
Sales of carbon credits	1,452	10,984	6,299	(9,532)	(87)	4,685	74
Vehicle leasing revenue	17,421	16,719	6,217	702	4	10,502	169
Other revenue	17,094	5,122	6,310	11,972	234	(1,188)	(19)
Total	$2,368,085	$2,440,818	$1,343,625	$(72,733)	(3)	$1,097,193	82
Sales of vehicles for the year ended December 31, 2023 were $2,313.1 million, a decrease of $73.6 million, or 3% compared to $2,386.7 million for the year ended December 31, 2022. The decrease was primarily driven by $116.6 million in discounts to fleet customers, offset by an increase in fleet vehicle sales volumes and an increase in per unit price of the PS2 model year 2023 and 2024 vehicles. Sales of vehicles for the year ended December 31, 2022 were $2,386.7 million, an increase of $1,087.8 million, or 84% compared to $1,298.9 million for the year ended December 31, 2021. The increase was driven by greater volumes of PS2 sales across major geographic markets such as the United States, the United Kingdom, Germany, Sweden, and South Korea. Revenue per vehicle decreased year-over-year primarily due to model mix and market mix. During the year ended December 31, 2021, the majority of vehicles sold were long-range dual motor variants of the PS2 while the lower priced long-range single motor and standard range motor variants represented a greater share of revenue for the year ended December 31, 2022. This was partially offset by price increases implemented during the summer that were reflected in selling prices during the latter part of the year.
Sales of software and performance engineered kits for the year ended December 31, 2023 were $19 million, a decrease of $2.3 million, or 11% compared to $21.3 million for the year ended December 31, 2022. The decrease is a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Car's sales of Polestar's performance engineered kits. Sales of software and performance engineered kits for the year ended December 31, 2022 were $21.3 million, a decrease of $4.6 million, or 18% compared to $25.9 million for the year ended December 31, 2021. The decrease is a result of Polestar’s shifting focus to its own vehicles and a decrease in Volvo Cars’ sales of Polestar’s performance engineered kits.
Sales of carbon credits for the year ended December 31, 2023 were $1.5 million, a decrease of $9.5 million, or 87% compared to $11 million for the year ended December 31, 2022. This decrease is due to Polestar entering into fewer contracts to sell its excess carbon credits as compared to the previous year. Sales of carbon credits for the year ended December 31, 2022 were $11 million, an increase of $4.7 million, or 74% compared to $6.3 million for the year ended December 31, 2021. This increase is due to Polestar entering into a new agreement to sell its excess carbon credits to a third party during the year ended December 31, 2022.
Vehicle leasing revenue for the year ended December 31, 2023 was $17.4 million, an increase of $0.7 million, or 4% compared to $16.7 million for the year ended December 31, 2022. This increase is due to Polestar selling more vehicles with repurchase obligations. Vehicle leasing revenue for the year ended December 31, 2022 was $16.7 million, an increase of $10.5 million, or 169% compared to $6.2 million for the year ended December 31, 2021. Polestar began selling vehicles with repurchase obligations during the first half of 2021 and continued to increase the number of vehicles sold with repurchase obligations in the subsequent periods. This resulted in the increase to vehicle leasing revenue during the year ended December 31, 2022.
Other revenue for the year ended December 31, 2023 was $17.1 million, an increase of $12.0 million, or 234% compared to $5.1 million for the year ended December 31, 2022. This increase is the result of (1) greater sales of Polestar's research and development services to Volvo Cars, (2) greater sales under Polestar's intellectual property license to Volvo Cars which grants Volvo Cars the rights to source and distribute parts and accessories for Polestar's vehicles to customers in exchange for sales-based royalties to us for $8.5 million, and (3) a one-time sale of know-how to Lotus for $4.6 million. Other revenue for the year ended December 31, 2022 was $5.1 million, a decrease of $1.2 million, or 19% compared to $6.3 million for the year ended December 31, 2021.
Cost of sales and Gross (loss) profit
Cost of sales for the year ended December 31, 2023 was $2,778.2 million, an increase of $438.5 million, or 19% compared to $2,339.7 million for the year ended December 31, 2022. This increase was primarily driven by CGU impairment of PS2 related PPE and Vehicles under operating leases of $90.2 million, CGU impairment of PS2 related intangible assets of $249.4 million, increased inventory impairment of $107.2 million, and increased materials cost due to rising raw material costs of $23.1 million. This activity is being partially offset by decreased warranty expenses of $36.3 million, and positive impacts of foreign currency effects due to an improved SEK/CNY foreign exchange rate. For further information, see Note 15 - Intangible assets and goodwill, Note 16 - Property, plant and equipment and Item 5.F "Critical accounting estimates - impairment testing".
Cost of sales for the year ended December 31, 2022 were $2,339.7 million, an increase of $1,007.1 million, or 76% compared to $1,332.6 million for the year ended December 31, 2021. This was primarily due to higher vehicle sales volumes during the year ended December 31, 2022, resulting in increased material costs of $945.1 million, combined with rising raw material costs commencing in the end of 2022. Additionally, increased freight and distribution costs of $72.8 million and increased warranty cost of $34.5 million, respectively, contributed to this overall increase. These higher costs, combined with a deteriorating SEK/CNY foreign exchange rate discussed in the Gross (loss) profit explanation below, have further contributed to the increase. The activity above was partially offset by decreased manufacturing related costs of $45.2 million primarily due to the conclusion of tooling and machinery depreciation related to PS1 in December 2021.

Gross (loss) profit for the year ended December 31, 2023 was a gross loss of $410.1 million, a decrease in gross result of $511.3 million, or 506% compared to a gross profit of $101.1 million for the year ended December 31, 2022. This decrease is attributed to inventory impairment costs of $146.6 million, net higher material cost of $23.1 million, CGU impairment of PS2 related intangible assets of $249.4 million and $90.2 million in cost as a result of the impairment of PS2 related PPE and vehicles under operating leases. The decrease is also attributed to decreased Revenue of $65.5 million as a result of (1) decreased revenue generated through sales of vehicles (2) decreased sales of software and performance engineered kits to Volvo Cars, (3) decreased sales of carbon credits, and (4) greater other revenue, partially offsetting all decreases to the other revenue streams. Refer to the explanation of the Revenue variances above for greater details. These unfavorable impacts were offset by decreased warranty expenses of $36.3 million and a 7.58% improvement in the SEK/CNY foreign exchange rate enabling greater purchasing power.
Gross (loss) profit for the year ended December 31, 2022 was a gross profit of $101.1 million, an increase of $90.1 million, or 815% compared to a gross profit of $11.1 million for the year ended December 31, 2021. This was primarily due to expanded production and commercialization of PS2 vehicles, causing a higher fixed cost absorption when compared to previous periods. Additionally, greater volumes of PS2 sales resulted in greater revenues of $1,097.2 million. This increase was mainly offset by increased materials cost of $945.1 million , and an increase in freight and distribution costs of $72.8 million. The increase is also partially offset by continued deterioration of the SEK/CNY foreign exchange rate. The SEK/CNY foreign exchange rate weakened by approximately 5.7% during the year ended December 31, 2022 from 0.70 on January 1, 2022 to 0.66 by December 31, 2022. During the comparative period, the SEK/CNY foreign exchange rate weakened by approximately 11.4% from 0.79 on January 1, 2021 to 0.70 by December 31, 2021. In total, the SEK/CNY foreign exchange rate has weakened since January 1, 2021. This trend impacts Polestar’s Gross (loss) profit as a transaction effect of contract manufacturing in China when Polestar’s purchasing entity is denominated in a functional currency that is weaker than CNY.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2023 were $944.2 million, an increase of $104.0 million, or 12% compared to $840.2 million for the year ended December 31, 2022. This increase was primarily due to higher advertising, sales, and promotion expenses of $67.9 million related to new video productions, marketing, and PR events for the PS3 and PS4 campaigns to expand Polestar's markets related to these vehicles. Additional increases were attributed to higher wages and salaries of $41.9 million, associated with headcount need to meet the demands of Polestar's growing business. Selling, general and administrative expenses for the year ended December 31, 2022 were $840.2 million, an increase of $153.2 million, or 22% compared to $687 million for the year ended December 31, 2021. This increase was primarily due to higher administration costs of $139.9 million related to higher wages and salaries associated with scaling headcount across Polestar global operations to meet the demands of the growing business.
Research and development expenses
Research and development expenses for the year ended December 31, 2023 were $157.3 million, a decrease of $17.6 million, or 10% compared to $174.9 million for the year ended December 31, 2022. This change was mainly driven by a decrease in the amortization costs of $37.7 million due to internal development programs reaching development phase, therefore no longer being expensed. These decrease was partially offset by increased full time personnel cost of $18.3 million and $2.4 million in service purchased from related parties. Research and development expenses for the year ended December 31, 2022 were $174.9 million, a decrease of $59.1 million, or 25% compared to $234 million for the year ended December 31, 2021. This decrease was primarily due to a decrease in product development cost of $112.1 million mainly related to the conclusion of PS1 amortization in December 2021. This activity was partially offset by increased R&D personnel costs of $57.5 million related to the development of future vehicles and electronic vehicles technologies.
Other operating income (expenses), net
Other operating income (expenses), net for the year ended December 31, 2023 were an income of $42.1 million, an increase of $42.4 million compared to an expense of $0.3 million for the year ended December 31, 2022. This increase was primarily driven by positive foreign exchange effects on working capital of $37.5 million, sales of plant operation services to a related party for $25.2 million, and sales of carbon credits to a related party for $5.6 million. These gains are partially offset by the costs of services provided to Polestar Technology for $27.6 million. Other operating income (expenses), net for the year ended December 31, 2022 was an expense of $0.3 million, an increase of $50.4 million to Other operating income (expenses), net compared to an expense of $50.7 million for the year ended December 31, 2021.This increase was primarily driven by lower negative foreign exchange effects of $48.6 million.
Finance income
Finance income for the year ended December 31, 2023 was $69.6 million, an increase of $61.0 million, or 713% compared to $8.6 million for the year ended December 31, 2022. This increase was primarily the result of a positive net foreign exchange effect related to financial items of $37.2 million and increased interest income on bank deposits of $24.6 million due to rising interest rates. Finance income for the year ended December 31, 2022 was $8.6 million, a decrease of $24.4 million or 74% compared to $33 million for the year ended December 31, 2021. This decrease was primarily the result of $31.6 million in negative net foreign exchange effect related to financial items partially offset by an increase of $6.3 million in interest income on bank deposits for the year ended December 31, 2022.
Finance expenses
Finance expenses for the year ended December 31, 2023 was $213.2 million, an increase of $104.8 million, or 97% compared to $108.4 million for the year ended December 31, 2022. This increase was primarily the result of an increase in interest expense on credit facilities and financing obligations and interest expense to related parties totaling $129.4 million and a loss on modification of debt of $7.6 million. These increases are partially offset by a decrease in foreign exchange losses on financial activities of $30.9 million. Finance expenses for the year ended December 31, 2022 was $108.4 million, an increase of $63.2 million, or 140% compared to $45.2 million for the year ended December 31, 2021. This increase was primarily the result of interest expense associated with financing arrangements, overdue trade payables to Volvo Cars, and net foreign exchange losses on financial activities.
Fair value change - Earn out rights
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar issued earn-out rights. The gain on Fair value change - Earn-out rights for the year ended December 31, 2023 was $443.2 million, a decrease of $458.9 million or 51% compared to $902.1 million for the year ended December 31, 2022. This decrease is primarily attributable to changes in Polestar's share price from $5.31 at the year ended December 31, 2022, compared to $2.26 at the year ended December 31, 2023. Leveraging a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from 75% as of December 31, 2022, to 80% as of December 31, 2023. As the capital reorganization occurred on June 23, 2022, there is no comparison figure for 2021. The gain on the fair value change of the Earn-out liability for the year ended December 31, 2022, was $902.1 million. These gains are primarily attributable to a decrease in Polestar’s share price from $11.23 on June 23, 2022 (i.e., the closing of the merger with GGI and issuance of the earn-out rights) to $5.31 on December 31, 2022, and increased market volatility. Leveraging on a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from 60% as of June 23, 2022, to 75% as of December 31, 2022.
Fair value change - Class C Shares
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (i.e, Class C Shares) for the year ended December 31, 2023 was $22 million, a decrease of 13.1 million or 37% compared to $35.1 million for the year ended December 31, 2022. This change is primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.88 or from $1.12 for the year ended December 31, 2022, to $0.24 for the year ended December 31, 2023. The gain on the fair value change of these warrants for the year ended December 31, 2022, was 35.1 million. These gains are primarily attributable to a decrease in the price of the Class C-1 Shares from $2.52 on June 23, 2022 (i.e., closing of the merger with GGI and exchange of the warrants) to $1.12 on December 31, 2022, and a decrease in the estimated value of the Class C-2 Shares from $2.53 to $1.12 over the same period
Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price, the implied volatility of Class C-1 Shares, and risk-free rate. During the year ended December 31, 2023, Polestar's share price decreased by $3.05, from $5.31 to $2.26, implied volatility of publicly traded Class C-1 Shares decreased from 89% to 88%, and risk-free rate decreased from 4.01% to 3.93% over the same period. During the year ended December 31, 2022, Polestar’s share price decreased by $5.92 from $11.23 to $5.31, implied volatility of publicly traded Class C-1 Shares from 22.5% to 89%, and risk-free rate from 3.12% to 4.01% over the same period.
Share of losses in associate
During the year ended December 31, 2023, Polestar invested in Polestar Technology and owns 49% of Polestar Technology's equity. Related to its 49% ownership in Polestar Technology, Polestar recognized an expense of $43.3 million. As this was the first year Polestar invested in Polestar Technology, there is no comparable period information. Polestar's carrying value of its investment in Polestar Technology was reduced to zero as a result of its share of Polestar Technology's losses.
Income tax benefit (expense)
Income tax benefit (expense) for the year ended December 31, 2023 was a benefit of $9.5 million, an increase of $39.2 million, or 132% compared to an expense of $29.8 million for the year ended December 31, 2022. This was primarily driven by a decrease in deferred tax liabilities and an increase in deferred tax assets due to increased deductible temporary differences related to inventory and warranty, resulting in an increase in deferred tax benefit of $46.4 million in the Consolidated Statements of Loss and Comprehensive Loss. The deferred tax benefit for the year ended December 31, 2023 is $38.8 million. The current income tax decreased $7.4 million, resulting in current income tax expenses of $16.1 million in the Consolidated Statements of Loss and Comprehensive Loss. The expenses of foreign taxes increased $14.6 million due to an increase in withholding tax expense on transactions incurred in China, resulting in foreign tax expenses of $15.6 million in the Consolidated Statements of Loss and Comprehensive Loss. Income tax benefit (expense) for the year ended December 31, 2022 was an expense of $29.8 million, a decrease of $32.8 million, or 1067% compared to a benefit of $3.1 million for the year ended December 31, 2021. This change was primarily driven by $18.2 million in increased income tax expenses due to higher earnings in jurisdictions in which we have taxable income and an increase of $16.1 million in income tax expenses related to recognition of deferred tax liabilities on taxable temporary differences. This was partially offset by a decrease in foreign taxes of $1.5 million.
B. Liquidity and capital resources
Polestar finances its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, medium term loans with credit institutions and related parties, sale leaseback arrangements, inventory finance facilities and extended trade credit with related parties. Polestar anticipates it will continue to need to raise funding via these methods to meet the cash requirements to fulfill its obligations. The principal uses for liquidity and capital are funding operations, repayment of debt, market expansion, and investments in Polestar's future vehicles and automotive technologies.
Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for the PS2, PS3, PS4, PS5, and PS6. Polestar does not expect to achieve positive cash flow from operations until late 2025. Managing the company’s liquidity profile and funding needs remains one of management’s key priorities. Substantial doubt about Polestar's ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 2 - Significant accounting policies and judgements in the accompanying Consolidated Financial Statements.
As of December 31, 2023 and 2022, Polestar had Cash and cash equivalents of $768.3 million and $973.9 million, respectively. Cash and cash equivalents consist of cash in banks with an original term of three months or less. As of December 31, 2023, the Group had restricted cash of $1.8 million which is presented as other non-current assets in the Consolidated Statement of Financial Position. As of December 31, 2022, the Group did not have any restricted cash.
If Polestar’s cash resources are insufficient to finance its future cash requirements, Polestar will need to finance future cash needs through a combination of public and/or private equity offerings, debt financings, or other means. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact cash retention. There can be no assurance Polestar will be able to obtain additional funds. If Polestar is unable to raise additional funds through equity, debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar's financial performance and position.
Polestar intends to continue developing its short and medium term financing relationships with European and Chinese banking partners and Polestar's related parties, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.
Debt and equity financing
Equity
In March 2021, Polestar’s Board of Directors distributed 18,032,787 shares of newly authorized Class B Shares at $30.50 per share for proceeds of $550 million; related issuance costs amounted to $2.8 million. Of the 18,032,787 shares issued, 4,262,295 were issued to Geely. In July 2021, 17,345,079 Class A Shares were converted to Class B Shares.
On June 23, 2022, the Former Parent consummated a reverse recapitalization in which Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of Polestar. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of Polestar. Convertible notes, different classes of common stock, public warrants, and private warrants were converted into various equity instruments of Polestar. For additional information, see Note 18 - Reverse recapitalization.
Debt
Polestar enters into various debt arrangements with European and Chinese banking partners, related parties, and other financial institutions in the form of short-term and long-term funding to meet Polestar's capital needs.
Liabilities to Credit Institutions
During the periods presented in the accompanying Consolidated Financial Statements, Polestar utilized several short-term working capital loans, primarily originating from European and Chinese banking partners. These existing and developing relationships provide Polestar with a reliable source of short-term liquidity. All short-term working capital loans that have come due during the periods presented have been repaid on-time. Short-term working capital loans are primarily used for the purposes of achieving sales volumes.
Liabilities to credit institutions are in the form of loans from banks, loans from related parties, floor plan facilities, and sale leaseback facilities. As of December 31, 2023, total outstanding Liabilities to credit institutions was $2,026.7 million. Refer to Note 25 - Liabilities to credit institutions for information on Polestar's working capital loans outstanding as of December 31, 2023.
During the year ended December 31, 2023, and 2022, respectively, Polestar had $553 million and $133 million in principal outstanding related to short-term working capital loans secured by our related party, Geely.
On February 27, 2023, Polestar amended it's twelve-month €350 million uncommitted secured green trade finance facility together with an accordion facility of up to €250 million originally dated February 28, 2022, with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA/NV to, among other things, extend the facility availability for a further twelve months. On June 1, 2023, Polestar exercised the one-time only accordion option, increasing the available credit under the facility to €600 million. The outstanding principal balance as of December 31, 2023 was $442.8 million. The initial facility carried interest at the three-month Euro Interbank Offering Rate plus 2.1%. Following the February 2023 amendment, the facility carries interest at three-month Euro Interbank Offering Rate plus 2.3% per annum. The facility has a repayment period of 90 days from drawdown of each loan under the facility.
As of December 31, 2023, and 2022, respectively, there was outstanding principal of $442.8 million and $288.7 million expiring in February 2024 and February 2023, respectively, related to this twelve-month uncommitted secured green trade finance facility. Outstanding principal is 100% secured by the new vehicle inventory financed via this facility in accordance with First-ranking English law.
Related Party financing
In July 2021, Geely and two other third-parties invested in non-interest-bearing convertible notes of $35.2 million from Polestar. Of the $35.2 million, $9.5 million is held by Geely. Polestar accounted for the convertible notes as Equity upon issuance and classified them within other contributed capital. As of December 31, 2022, all $35.2 million of the convertible notes have been converted into 4,306,466 Class A Shares.

On November 8, 2023, Polestar amended the eighteen-month $800 million term credit facility dated November 3, 2022, with one of its major shareholders, Volvo Cars, to increase the total borrowable amount under the facility to $1,000 million and extend the term until June 30, 2027. Polestar was originally required to repay all draws in full, eighteen months from the date of the term facility agreement. The term facility agreement has an interest rate of floating six-month Secured Overnight Financing Rate (“SOFR”) plus 4.97% per annum. The rate of interest on each loan made under the credit facility is the aggregation of the SOFR rate plus 4.97% per annum for the six-month interest period set on the Quotation Day which is defined as two additional business days before the relevant interest period. Under this agreement, if Polestar announces an offering of shares of any class in the share capital, with a proposed capital raising of at least $350 million, and no fewer than five institutional investors participating in the offering, then Volvo Cars has the right to convert the principal amount of any outstanding loans into equity. As of December 31, 2023, the facility was fully drawn with an outstanding principal balance of $1,000 million.
On November 8, 2023, Polestar entered into an $250 million term facility agreement with Geely. The term facility agreement allows for multiple draws and Polestar is required to repay the loans in full on June 30, 2027. The term facility agreement has an interest rate of floating six-month SOFR plus 4.97% per annum. The rate of interest on each loan made under the Credit Facility is the aggregation of the SOFR rate and the 4.97% per annum for the six-month interest period set on the Quotation Day which is defined as two additional business days before the first day of the relevant interest period. Under this agreement, if Polestar announces an offering of shares of any class in the share capital, with a proposed capital raising of at least $350 million, and no fewer than five institutional investors participating in the offering, then Geely has the right to convert the principal amount of any outstanding loans into equity. As of December 31, 2023, the facility was fully drawn with an outstanding principal balance of $250 million.
On December 8, 2023, Polestar, Geely, and Volvo Cars entered into agreements where Polestar transferred legal ownership of its unique PS3 tooling and equipment ("PS3 Tooling and Equipment") to Geely for subsequent use by Volvo Cars in the manufacturing of the PS3, as governed by the manufacturing agreement between Polestar and Volvo Cars ("PS3 Manufacturing Agreement"). The total amount transferred to Polestar by Geely was $156.1 million (excluding value added tax) which consists of a base price for the transfer of the PS3 Tooling and Equipment (the "Base") and an additional sum for any costs related to future changes and modifications to the assets transferred (the "Cap"). Volvo Cars will pay Geely a fee calculated on the Base ("User Right Fee"), and per the terms of the PS3 Manufacturing Agreement Polestar will repay Volvo Cars for the User Right Fee through the piece price of each PS3 purchased. In the event the Cap is used, the amount of the utilization will be added to the Base and therefore equivalently adjust both the User Right Fee and Polestar's piece price per PS3 to Volvo Cars.
Neither the Base nor the Cap carries interest or mark-up. This provides Polestar a benefit as the value of the Base plus Cap that Polestar receives is less than the value of the Base plus Cap Polestar must repay to Geely. For this reason, a portion of the purchase price Polestar received from Geely must be accounted for as a capital contribution. Had Polestar entered into a loan with a bank in China around the same time, a fair market interest rate would have been 5.2%. Therefore, Polestar recognized the present value of total obligation as $131.7 million by discounting the consideration received using 5.2%. The $25.6 million difference between the Base plus Cap received and the present value of Polestar's obligation is recognized as a component of Other contributed capital (i.e., a capital contribution from Geely to Polestar).
Floor plan facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2023 and 2022, the aggregate amount outstanding under these arrangements to external credit institutions was $76.0 million and $5.4 million, respectively. Polestar maintains a similar facility with the related party Volvo Cars that is presented separately in Interest bearing current liabilities - related parties within the Consolidated Statement of Financial Position. The aggregated amount outstanding as of December 31, 2023 and 2022 to related parties amounted to $44.9 million and , $17.1 million respectively.
Sale leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease back period, Polestar is obligated to re-purchase the vehicles. Due to this repurchase obligation, these transactions are accounted for as financial liabilities. As such, consideration received for these transactions was recorded as a financing transaction. As of December 31, 2023 and December 31, 2022, $26.9 million and $21.6 million of this financing obligation was outstanding, respectively.
Cash flows
All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures have been restated. Refer to Note 31 - Restatement of financial statements for details.

	For the year ended December 31,
	2023	2022	2021
Cash used for operating activities	(1,893,841)	(1,080,951)	(324,050)
Cash used for investing activities	(417,619)	(709,044)	(126,937)
Cash provided by financing activities	2,104,361	2,074,161	918,718
Cash used for operating activities
Cash used for operating activities for the year ended December 31, 2023 was $1,893.8 million, an increase of $812.9 million compared to $1,081.0 million for the year ended December 31, 2022. The change is primarily attributable to net loss adjusted for non-cash expenses as well as negative changes in working capital during the year ended December 31, 2023. Negative changes in working capital which led to operating cash outflows in 2023 are largely attributable to increased Inventories, payments of Trade payables -

primarily payments of related party trade payables to Volvo Cars, and higher interest payments related to Liabilities to credit institutions and overdue trade payables with Volvo Cars. These operating cash outflows were partially offset by operating cash inflows resulting from the collection of Trade receivables.
In 2023, cash outflows related to the change in Inventories were $358.4 million, materially as an effect of a build-up in inventory. This is an increase of $172.0 million in cash outflow as compared to a cash outflow of $186.4 million for the year ended December 31, 2022.
Compared to 2022 cash used for changes in Trade payables, accrued expenses, and other liabilities for the year ended December 31, 2023 was a cash outflow of $488.8 million, an increase of $510.1 million compared to a cash inflow of $21.3 million for the year ended December 31, 2022. This was primarily the result of payments of related party trade payables to Volvo Cars of $595.0 million.
Cash used to pay interest for the year ended December 31, 2023 was $220.1 million, an increase of $152.0 million compared to $68.1 million for the year ended December 31, 2022. The change is primarily due to $147.4 million and $9.1 million in interest paid to credit institutions related to working capital loans and interest paid to Volvo Cars on past due payables, respectively.
Cash used for changes in Trade receivables, prepaid expenses, and other assets for the year ended December 31, 2023 was a cash outflow of $156.9 million, a decrease of $57.3 million compared to a cash outflow of $214.2 million for the year ended December 31, 2022. The change is primarily due to a decrease of $114.7 million in Trade receivables as a result of greater cash collections from both third and related parties, offset by an increase in related party trade receivables and accrued income from Volvo Cars of $43 million.
Cash used for operating activities for the year ended December 31, 2022 was $1,081.0 million, an increase of $756.8 million compared to $324.1 million for the year ended December 31, 2021. The change is primarily attributable to net loss adjusted for non-cash expenses as well as negative changes in working capital during the year ended December 31, 2022. Negative changes in working capital which led to operating cash outflows in 2022 are largely attributable to increased Trade receivables, increased Inventories, and higher interest payments related to Liabilities to credit institutions and overdue trade payables with Volvo Cars.
Cash provided by changes in Trade receivables, prepaid expenses, and other assets for the year ended December 31, 2022 was a cash outflow of $214.2 million, a decrease of $274.5 million compared to cash inflow of $60.4 million for the year ended December 31, 2021. The change from a cash inflow to a cash outflow is primarily due to an increase of $86.6 million in third party Trade receivables resulting from higher sales volumes, product mix and market mix, as well as an increase of related party trade receivables and accrued income from Volvo Cars of $110.3 million.
In 2022, cash outflows related to the change in Inventories was $186.4 million, as an effect of build-up in inventory following a general ramp up in business and a readiness to deliver on orders in 2023. This is a decrease of $97.4 million in cash outflow as compared to a cash outflow of $283.8 million for the year ended December 31, 2021.
Cash used to pay interest for the year ended December 31, 2022 was $68.1 million, an increase of $55.5 million compared to $12.6 million for the year ended December 31, 2021. The change is primarily due to $25.4 million and $36.5 million in interest paid to credit institutions related to working capital loans and Volvo Cars on past due payables, respectively.
Compared to 2021, cash used for changes in Trade payables, accrued expenses, and other liabilities for the year ended December 31, 2022 was $21.3 million, a decrease of $467.9 million compared to $489.2 million for the year ended December 31, 2021, primarily due to lower repayments of trade payables with Volvo Cars during the year ended December 31, 2022.
Cash used for investing activities
Cash used for investing activities for the year ended December 31, 2023 was $417.6 million, a decrease of $291.4 million compared to $709 million for the year ended December 31, 2022. The change was primarily the result of less settlements with Volvo Cars and Geely for current and prior period investments in intellectual property related to the Polestar 2, Polestar 3, and Polestar 4, Additionally, in 2023, Polestar received proceeds from the disposal of assets classified as held for sale amounting to $153.6 million. This decrease in investing cash outflows was partially offset by a cash settlement of $137.4 million related to Property, plant, and equipment purchased mostly in the current year.
Cash used for investing activities for the year ended December 31, 2022 was $709 million, an increase of $582.1 million compared to $126.9 million for the year ended December 31, 2021. The change was primarily the result of significantly more cash settlements with Volvo Cars and Geely for prior period investments in intellectual property related to the Polestar 2, Polestar 3 and Polestar 4. Polestar also made an investment of $2.5 million in the fast-charging battery technology innovator, StoreDot, during the year ended December 31, 2022.
Cash provided by financing activities
Cash provided by financing activities was $2,104.4 million for the year ended December 31, 2023 and $2,074.2 million for the year ended December 31, 2022. Liquidity provided through financing was the result of 15 short-term working capital loans and two long-term related party loans. Polestar’s borrowings provided $4,681.2 million in gross cash proceeds during the period, of which $1,478.9 million was sourced from 14 short-term working capital facilities with Chinese and European banking partners, $1,500.4 million was sourced from a short-term green trade revolving credit facility with a syndicate of European banks, $1,381.7 million was sourced from long-term related party loans with Geely and Volvo Cars, and $295.0 million was sourced from multiple short-term low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $2,553.0 million during the period, of which $1,004.8 million was used to settle eight short-term working capital facilities with Chinese and European banking partners, $1,354.1 million was used to settle amounts due on the green trade revolving credit facility, and $194.1 million was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the credit facility with Volvo Cars.
Cash provided by financing activities for the year ended December 31, 2022 was $2,074.2 million, an increase of $1,155.4 million compared to $918.7 million for the year ended December 31, 2021. The change was primarily the result of (1) the merger with GGI that occurred on June 23, 2022 resulting in total cash received in the transaction of $1.4 million and (2) increased liquidity provided by eight short-term working capital facilities secured by Polestar during the year ended December 31, 2022. The merger with GGI and related arrangements provided Polestar with gross cash proceeds of $1.4 million, of which $0.6 million was provided by Volvo Cars, $0.3 million was provided by PIPE investors, and $0.6 was provided by transfer from GGI to the group at close, less transaction costs of $0.1 million. Polestar’s borrowings provided $2,149.8 million in gross cash proceeds during the period, of which $1,021.9 million was sourced from seven short-term working capital facilities with Chinese banking partners, $966.9 million was sourced from a green trade revolving credit facility with a syndicate of European banks, and $161 million was sourced from multiple low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $1,426.9 million during the period, of which $604.8 million was used to settle three short-term working capital facilities with Chinese banking partners, $669.6 million was used to settle amounts due on the green trade revolving credit facility, and $152.5 million was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the credit facility with Volvo Cars.
Contractual obligations and commitments
Polestar is party to contractual obligations to make payments to third parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar has also entered into capital commitments to purchase property, plant and equipment and intellectual property. Refer to Note 12 - Leases, Note 25 - Liabilities to credit institutions, Note 27 - Related party transactions and Note 29 - Commitments and contingencies in the accompanying Consolidated financial statements for more detail on contractual obligations and commitments.
The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of December 31, 2023. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures have been restated. The capital and minimum purchase amounts presented within the following table decreased as a result of Management determining that certain previously disclosed contracts contained cancellation terms indicating the Company had no contractual commitment upon signing. Refer to Note 31 - Restatement of financial statements for details of restatement of other Contractual obligations and commitments.

	Payments due by period
	Total	Less than 1 year	Between 1-5 years	After 5 years
Contractual obligations and commitments
Capital commitments[1]	224,011	179,514	32,415	12,082
Minimum purchase commitments[2]	431,385	150,895	246,665	33,825
Credit facilities, including sale leasebacks and floor plans[3]	2,024,709	2,024,709	—	—
Other liabilities, including floor plans - related parties[4]	1,908,346	175,801	1,700,769	31,776
Lease obligations including related parties[5]	139,547	32,685	91,404	15,458
Total	$4,727,998	$2,563,604	$2,071,253	$93,141
1.Capital commitments relate to Polestar's investment in PPE and intangible assets for the production of upcoming Polestar 3 models, Polestar 4, Polestar 5 and Polestar 6. Additionally, the remaining capital injections Polestar will provide Polestar Technology are included herein.
2.Minimum purchase commitments relate to contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreement minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. Refer to Note 27 - Related party transactions for further details on Polestar's minimum sales volume commitment.
3.Refer to Note 25 - Liabilities to credit institutions for further details on Polestar's credit facilities including sale leasebacks and floor plans.
4.Refer to Note 27 - Related party transactions for further details.
5.Refer to Note 12 - Leases for further details.
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
C. Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
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

Non-GAAP financial measures include adjusted operating loss, adjusted EBITDA, adjusted net loss, and adjusted free cash flow.
Adjusted Operating Loss
Polestar defines adjusted operating loss as Operating loss, adjusted to exclude listing expense. This measure is reviewed by management and provides a relevant measure for understanding the ongoing operating performance of the business prior to the impact of the non-recurring adjusting item.
Adjusted EBITDA
Adjusted EBITDA is calculated as Net loss, adjusted for listing expense, Fair value change - Earn-out rights, Fair value change - Class C Shares, interest income, interest expense, Income tax benefit (expense), depreciation and amortization, and the impairment of Property, plant and equipment, Vehicles under operating leases, and intangibles assets. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.
Adjusted Net Loss
Adjusted net loss is calculated as Net loss, adjusted to exclude Listing expense, Fair value change - Earn-out rights, Fair value change - Class C Shares. This measure represents Net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar's core business operations.
Adjusted Free Cash Flow
Adjusted free cash flow is calculated as Cash used for operating activities, adjusted for cash flows used for tangible assets and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.
Unaudited Reconciliation of GAAP and Non-GAAP Results
All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain figures have been restated. Refer to Note 31 - Restatement of financial statements for details.
Adjusted Operating Loss

	For the year ended December 31,
	2023	2022	2021
Operating loss	(1,469,514)	(1,286,568)	(960,636)
Listing expense	—	372,318	—
Adjusted operating loss	$(1,469,514)	$(914,250)	$(960,636)
Adjusted EBITDA

	For the year ended December 31,
	2023	2022	2021
Net loss	(1,181,875)	(479,017)	(969,808)
Listing expense	—	372,318	—
Fair value change - Earn-out rights	(443,168)	(902,068)	—
Fair value change - Class C Shares	(22,000)	(35,090)	—
Interest income	(32,280)	(7,658)	(1,396)
Interest expense	205,678	77,477	44,828
Income tax benefit (expense)	(9,452)	29,757	(3,076)
Depreciation and amortization	115,445	140,806	211,579
Impairment of property plant and equipment, vehicles under operating leases, and intangible assets	339,568	—	—
Adjusted EBITDA	$(1,028,084)	$(803,475)	$(717,873)
Adjusted Net Loss

	For the year ended December 31,
	2023	2022	2021
Net loss	(1,181,875)	(479,017)	(969,808)
Listing expense	—	372,318	—
Fair value change - Earn-out rights	(443,168)	(902,068)	—

Fair value change - Class C Shares	(22,000)	(35,090)	—
Adjusted net loss	$(1,647,043)	$(1,043,857)	$(969,808)
Adjusted Free Cash Flow

	For the year ended December 31,
	2023	2022	2021
Net cash used for operating activities	(1,893,841)	(1,080,951)	(324,050)
Additions to property, plant and equipment	(137,400)	(32,269)	(24,701)
Additions to intangible assets	(435,584)	(674,275)	(102,236)
Adjusted free cash flow	$(2,466,825)	$(1,787,495)	$(450,987)
D. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given under the description of the “Research and development expenses” in “Results of operations” within this “Operating and Financial Review and Prospects” section.
E. Trend information
Other than what is disclosed elsewhere in this Report, Polestar is not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2023, that would reasonably be likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
Refer to Note 2 - Significant accounting policies and judgements in the accompanying Consolidated Financial Statements for detailed discussion of all accounting policies and judgements applied by Polestar. The following paragraphs discuss the accounting estimates that are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements.
Revenue recognition—determining the transaction price of performance obligations included with sales of vehicles and variable consideration for volume related discounts to fleet customers
Included with the sale of each Polestar vehicle are stand-ready obligations for the provision of certain services and maintenance (e.g., connected services and certified vehicle maintenance). Polestar utilizes an expected cost plus a margin method for estimating the transaction price associated with these services and the price of the vehicle itself. This is determined to be the most suitable method for estimating stand-alone selling price due to the materiality and the nature of the services and goods delivered. The estimated transaction price allocated to each stand-ready obligation is recognized over time in accordance with the term of each service while the transaction price allocated to the delivery of the vehicle is recognized at a point in time on the delivery date.
Historically, the Company determined the stand-alone selling price associated with the delivery of the vehicles using the residual method. Effective from the fourth quarter of the year ended December 31, 2023, the Company transitioned from the residual method to the expected cost plus a margin method. Polestar transitioned away from the residual method as a result of new information leading to the refining of estimation techniques to provide a more relevant and appropriate estimate. Due to more experience, arising from our four consecutive years of car sales and the availability of more accurate data, we have determined that the expected cost plus a margin method is more suitable. This change has been accounted for prospectively as a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The effect of this change in estimate when recalculating revenue and deferred revenue under the new approach is immaterial.
In determination of which method of estimating variable consideration would be most appropriate for Polestar’s large fleet customers under IFRS 15.53, management determined that the most likely amount method for each contract is the most appropriate by considering the nature of Polestar’s commercial operations during the year ended December 31, 2023. As Polestar’s commercial operations began in the third quarter of the year ended December 31, 2020, Polestar now has three years’ worth of experience with fleet customers. Polestar estimates Volume Related Bonuses based on historical evidence of the volume of vehicles purchased by large fleet customers. Polestar can reasonably determine the probability of large fleet customers' ability to meet volume tiers set out by terms in their related Customer Relationship Agreements for the Volume Related Bonuses.

Intangible assets—capitalizing internally developed intellectual property and determining the useful lives
Polestar conducts various internal development programs for projects such as the PS5, PS6, and the PX2 high-performance electric motor. Programs are divided into the concept phase and the product development phase. In the concept phase, Polestar conducts exploratory research activities and designs an official development program. Management deems a project “program start” and it enters the product development phase if it is aligned with the business plan, financially sustainable, and estimated to contribute to future cash flow benefits. Upon the achievement of program start, internally developed intellectual property is capitalized in intangible assets. Determining program start for a project involves a significant amount of estimation with regards to the future cash benefit expected to flow from such project.
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
Impairment testing
Polestar conducts routine evaluations of intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts impairment tests. Historically, Polestar conducted an impairment evaluation at a single CGU level as the PS1 and PS2 were the only model vehicles on the market and the business was managed as one interdependent operation with all tangible and intangible assets working together to generate cash inflows. With the development of models beyond the PS2, the capital intensive assets (i.e., intangible assets and property, plant, and equipment) used to generate future vehicles becomes largely independent, therefore leading to the generation of independent cash flows. As an example, the PS2, PS3, and PS4 are built upon different platforms giving each model its unique software and hardware design. For the purposes of considering corporate assets, Polestar conducts an impairment assessment of the Company as a whole. The recoverable amounts of the CGUs are established through a calculation of value in use under a discounted future cash flow model that uses significant estimations regarding future cash flows as seen in the 2024-2028 business plan and an after-tax discount rate of 15.5%.
In order to measure the recoverability of the assets related to the CGUs, we estimated the value in use of each CGU. As a result of the recoverability analysis, we determined that the net book value of the assets related to PS2 exceeded their recoverable value as of December 31, 2023.
Polestar estimated that the book value of the assets related to CGU PS2 exceeded its recoverable value by $339.6 million. Polestar recognized an impairment loss in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2023, recognizing $339.6 million in Cost of sales. The impairment loss was allocated to the assets of the PS2 CGU on a pro-rata basis with the total amount of impairment in Cost of sales allocated to PPE, Vehicles under operating lease, and intangible assets.
In the third quarter of the year ended December 31, 2023, the European Union ("EU") Commission initiated discussions related to tariffs on new battery electric vehicles for passengers manufactured in China. Polestar's PS2s and PS4s are currently manufactured in Luqiao, China and Hangzhou Bay, China, respectively. The PS3 is scheduled to begin manufacturing in Chengdu, China and Charleston, South Carolina during the year ended December 31, 2024. The PS4 is scheduled to begin production in Busan, South Korea in 2025. Polestar recognizes there is uncertainty surrounding the outcome and potential impacts of this anti-subsidy investigation on the business since no formal decisions have been made as of December 31, 2023 by the EU Commission related to such tariffs. For this reason, there is uncertainty surrounding the magnitude of the total impact any final ruling may have. For this reason, it is possible the Group may have to recognize additional impairment if the regulation has a negative bearing on cash-flow forecasts under future forecasts and business plans.
Equity method investment
Polestar applies the equity method of accounting when we have significant influence over an investee. Accordingly, Polestar has an equity method investment in an associate, Polestar Technology, as we own 49% of its equity and 40% of the voting interest.
When there is objective evidence that its investment is impaired, or annually, Polestar will conduct an impairment assessment. Polestar will consider factors like financial distress, breach of contract, and other negative factors in its assessment.
Impairment of inventory
Polestar conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value ("NRV"). NRV is based on the estimated selling price of inventories less, estimated costs of completion. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Polestar conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.
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

The fair value of the financial liability for the Class C-2 Shares is measured using a binomial lattice option pricing model that incorporates a geometric Brownian motion ("GBM") and references the observable price of the Class C-1 Shares. The Class C-1 Shares are almost identical instruments and are publicly traded on the NASDAQ (i.e., an active market). The inputs for this valuation technique include (1) the price of the Class C-1 Shares, (2) the implied volatility of the Class C-2 Shares, determined by reference to the implied volatility of the Class C-1 Shares, (3) the 5-year risk-free rate, and (4) the dividend yield of the Class C-2 Shares. Polestar considers these inputs to be primarily observable by reference to information on the Class C-1 Shares and other information available to the public (e.g., the 5-year risk-free rate is available by reference to the 5-year treasury rate), resulting in a Level 2 measurement methodology. For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts.
The fair value of the financial liability for the Earn-out liability is measured using a Monte Carlo simulation. The inputs for this valuation technique include (1) the remaining term of the instrument, (2) the five earn-out tranches, (3) the probability of the Polestar’s Class A Shares reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares, as determined by leveraging the implied volatility of the Class A Shares, and (4) the 5-year risk-free rate. The implied volatility of the Class A Shares is the most significant input to the Monte Carlo Simulation and is unobservable, requiring Polestar to calculate this input by reference to estimations of the asset volatilities of common equity of peers. This results in a Level 3 measurement methodology.
Fair value measurement – methodologies for measuring the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan
The fair value of RSUs is determined by reference to the Group's share price. The fair value of PSUs is determined by calculating the weighted-average fair value of the units linked to market-based vesting conditions and the units linked to non-market based vesting conditions. The units linked to non-market-based vesting conditions are fair valued by reference to the Group’s closing share price and the units linked to market-based vesting conditions are fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period are calculated assuming a GBM. For each simulation path, the payoff amount of the awards is calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate. Inputs related to the calculation of the fair value of PSUs include leveraging an implied volatility, a peer group historical average volatility, a risk free rate, a simulation term, a dividend yield, and multiple simulation iterations.
Recent accounting pronouncements
Certain new accounting standards and interpretations have been issued by the IASB but are not yet effective for the December 31, 2023 reporting period and have not been early adopted by Polestar. These standards are not expected to have a material impact on Polestar’s Consolidated Financial Statements in current or future reporting periods. Refer to Note 2 - Significant accounting policies and judgements in the accompanying Consolidated Financial Statements for information on the new standards.
Quantitative and qualitative disclosures about market risk
Polestar is exposed to certain market risks in the ordinary course of business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, and liquidity risk. Refer to Note 3 - Financial risk management in the accompanying Consolidated Financial Statements for detailed discussion of these risks and sensitivity analyses.
Foreign currency exchange risk
The global nature of Polestar’s business exposes cash flows to risks arising from fluctuations in exchange rates. Relative changes in the currency rates have a direct impact on Polestar’s operating income, finance income, finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. The Group performed a sensitivity analysis examining the potential impact of a change in foreign exchange rates on loss before income taxes. The analysis was performed by varying a 10% change in foreign exchange rates as of December 31, 2023. The Group was primarily exposed to changes in EUR/SEK,, GBP/SEK, and CNY/SEK, and CNY/USD foreign exchange rates, resulting in exposures to loss before income taxes of $38.5 million, $10.8 million,$9.2 million, and $7.0 million respectively. The Group does not currently utilize hedging arrangements to mitigate the impact of currency exchange rate fluctuations for the business operations. Polestar continually assesses its exposure to exchange rate risks and will continue to explore mitigating arrangements.
Translation exposure risk
Currency translation risk arises from the consolidation of foreign subsidiaries that maintain net assets denominated in functional currencies other than USD (i.e., the functional currency of the Former Parent). At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Such currency effect is recorded in the Consolidated Statement of Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the SEK, EUR, CNY, and GBP.
Transaction exposure risk
Currency transaction risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Polestar entity. Primarily, Polestar is exposed to currency transaction risk in entities with SEK and CNY as the functional currency. The primary risks in these entities are CNY/USD, GBP/SEK, and CNY/SEK due to trade receivables, trade payables and short-term credit facilities.

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
Interest rate risk
Polestar’s main interest rate risk arises from short-term Liabilities to credit institutions with variable rates, which exposes Polestar to cash flow interest rate risk. As of December 31, 2023 and 2022, the nominal amount of liabilities to credit institutions with floating interest rates was $1,923.8 million and $1,300.1 million, respectively. Polestar closely monitors the effects of changes in the interest rates on its interest rate risk exposures. The Group performed a sensitivity analysis examining the effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. The analysis resulted in a fluctuation on profit or loss of 15.9 million as of December 31, 2023. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. Polestar currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.
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
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar will incur losses as a result of non-payment by counterparties related to Polestar’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar also considers the credit risk assessment of Polestar’s counterparties by the capital markets and priority is placed on high creditworthiness and balanced risk diversification. The rating of financial counterparties used during the years ended December 31, 2023, 2022 and 2021 were in the range of BBB to A+.
Operational credit risk
Operational credit risk arises from Trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to Polestar. Polestar’s Trade receivables mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from Trade receivables encompasses the default risk of customers. Polestar evaluates for concentrations of credit risk at the customer level based on the outstanding Trade receivables balance of each respective customer account. As of December 31, 2023, two unrelated parties accounted for $23,635 (13%), and $19.2 million (10%) of the Group's total Trade receivables (i.e., Trade receivables plus Trade receivables - related parties). As of December 31, 2022, an unrelated party accounted for $26.6 million (13%) of Polestar’s total Trade receivables. Historically, Polestar has not incurred any losses from these customers, and it does not have any contractual right to off-set its payables and receivables.
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
Trade payables with related parties represent working capital arrangements under which Polestar’s liquidity needs are highly dependent on the continued flexible payment terms offered to Polestar by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 27 - Related party transactions in the accompanying Consolidated Financial Statements for additional information on these arrangements.
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
As of December 31, 2023 and 2022, Polestar held Cash and cash equivalents of $768.3 million and $973.9 million, respectively, that were available for managing liquidity risk. Polestar entered into short-term financing arrangements with credit institutions to enhance short term liquidity and financing needs. Refer to Note 25 - Liabilities to credit institutions in the accompanying Consolidated

Financial Statements for further details on short-term borrowings. Polestar’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
There was no erroneously awarded compensation that was required to be recovered pursuant to Polestar’s Compensation Clawback Policy during the fiscal year ended December 31, 2023. The Company’s management, in consultation with the Audit Committee, conducted a recovery analysis pursuant to, and as required by, the Company’s Compensation Clawback Policy (the “Policy”) as well as Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and Nasdaq Rule 5608. The analysis concluded that no recovery was required under the Policy because incentive-based compensation for executives covered by the Policy relating to restated fiscal years 2021, 2022 and 2023 was either: (a) earned and received prior October 2, 2023 and thus out of scope of the Policy, or (b) not yet settled or otherwise paid. Therefore, only the restated financial metrics would be used in determining performance at the relevant vesting date.
As part of the recovery analysis, it was noted that executives covered by the Policy received under the Company’s bonus program: (i) cash bonuses earned with respect to achievement of key performance indicators during fiscal year 2021, which were paid in April 2022, and (ii) cash bonuses earned with respect to achievement of key performance indicators during fiscal year 2022, which were paid in April 2023. No cash bonuses were earned or otherwise paid with respect to performance during fiscal year 2023. The recovery analysis further noted that executives covered by the Policy were granted: 419,563 performance stock units in September 2022 that were subject to achievement of pre-determined performance goals during the performance period commencing on July 1st, 2022 and ending on December 31st, 2024 and, if applicable, vesting in May 2025 (the “2022 Performance Units”), and 858,151 performance stock units in April 2023 that were subject to achievement of pre-determined performance goals during the performance period commencing on January 1st, 2023 and ending on December 31st, 2025 and, if applicable, vesting in June 2026 (the “2023 Performance Units”). Therefore, no amounts have been settled or otherwise paid with respect to the 2022 Performance Units or 2023 Performance Units. Amounts earned, if any, under the 2022 Performance Units and 2023 Performance Units will be paid based on appropriately restated metrics following the conclusion of the respective performance periods.

PART II
PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18.    FINANCIAL STATEMENTS
Polestar's audited consolidated financial statements are included in this Report beginning at page F-1.

ITEM 19.    EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Schedule Form	Exhibit	Filing Date

1.1	Articles of Association of Polestar Automotive Holding UK PLC, as currently in effect.	8-K**	4.1, Exhibit A	June 27, 2022

2.1	ADS Deposit Agreement—Class A ADSs.	F-6EF	(a)	August 26, 2022

2.2	Form of Class A American Depositary Receipt.	F-4/A	4.2	May 23, 2022

2.3	ADS Deposit Agreement—Class C-1 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.4	Form of Class C-1 American Depositary Receipt.	F-4/A	4.4	May 23, 2022

2.5	ADS Deposit Agreement—Class C-2 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.6	Form of Class C-2 American Depositary Receipt.	F-4/A	4.6	May 23, 2022

2.7	Warrant Agreement, dated March 22, 2021, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.9	May 23, 2022

2.8	Amendment to Warrant Agreement, dated April 7, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.10	May 23, 2022

2.9	Specimen Warrant Certificate (included as Exhibit A to Annex C-1 to the proxy statement/prospectus) (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.11	May 23, 2022

2.10	Class C Warrant Amendment, dated June 23, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A.	8-K**	4.1	June 27, 2022

2.11*	Description of Securities.	20-F	2.11	August 14, 2024

4.1##	Business Combination Agreement, dated as of September 27, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	2.1	May 23, 2022

4.2##	Amendment No. 1 to the Business Combination Agreement, dated as of December 17, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	December 17, 2021

4.3##	Amendment No. 2 to the Business Combination Agreement, dated as of March 24, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	March 25, 2022
4.4	Amendment No. 3 to the Business Combination Agreement, dated as of April 21, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	April 21, 2022

4.5	Form of Subscription Agreement (incorporated by reference to Annex F to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.1	May 23, 2022

4.6	Registration Rights Agreement, dated as of September 27, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.4	May 23, 2022

4.7+	Form of Director & Officer Indemnity Agreement.	F-4/A	10.5	May 23, 2022

4.8+	Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan.	S-8	99.1	August 29, 2022

4.9+	Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan.	S-8	99.2	August 29, 2022

4.10	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.8	May 23, 2022

4.11†	Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.9	May 23, 2022

4.12†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.10	May 23, 2022

4.13	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.11	May 23, 2022

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
		F-4/A	10.36	May 23, 2022

4.39†	Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.37	May 23, 2022

4.40†	Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.38	May 23, 2022

4.41†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.39	May 23, 2022

4.42†	Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.40	May 23, 2022

4.43†	Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.41	May 23, 2022

4.44†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.42	May 23, 2022

4.45†	Performance Software Agreement, dated as of January 1, 2020, by and between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.43	May 23, 2022

4.46†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.44	May 23, 2022

4.47†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.45	May 23, 2022

4.48†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.46	May 23, 2022

4.49†	Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.47	May 23, 2022

4.50†	Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.48	May 23, 2022

4.51†	Service Agreement, dated as of January 28, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.49	May 23, 2022

4.52†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.50	May 23, 2022

4.53†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.	F-4/A	10.52	May 23, 2022

4.54†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.53	May 23, 2022

4.55†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.54	May 23, 2022

4.56†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.55	May 23, 2022

4.57†	Service Agreement, dated as of January 19, 2021, between Volvo Car UK Limited and Polestar Performance AB.	F-4/A	10.56	May 23, 2022

4.58†	European CO2 Emission Credits 2020 Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.57	May 23, 2022

4.59†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.	F-4/A	10.58	May 23, 2022

4.60†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.59	May 23, 2022

4.61†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.60	May 23, 2022

4.62†	Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.61	May 23, 2022

4.63†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.62	May 23, 2022

4.64†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.63	May 23, 2022

4.65†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.64	May 23, 2022

4.66†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.65	May 23, 2022

4.67†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	F-4/A	10.66	May 23, 2022

4.68†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.	F-4/A	10.67	May 23, 2022

4.69†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.68	May 23, 2022

4.70†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.69	May 23, 2022

4.71†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.	F-4/A	10.70	May 23, 2022

4.72+†	Employment Agreement, effective as of July 1, 2017, by and between Polestar Performance AB and Thomas Ingenlath.	F-4/A	10.71	May 23, 2022

4.73+†	Employment Agreement, dated as of September 17, 2021, by and between Polestar Performance AB and Johan Malmqvist.	F-4/A	10.72	May 23, 2022

4.74+†	Employment Agreement, dated as of July 13, 2020, by and between Polestar Performance AB and Dennis Nobelius.	F-4/A	10.73	May 23, 2022

4.75	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.74	December 17, 2021

4.76†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.76	May 23, 2022

4.77	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Volvo Car Corporation, Snita Holding B.V., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.77	May 23, 2022

4.78	Form of Amendment to Acknowledgement Agreement to the Shareholders Agreement, by and among Volvo Car Corporation, Snita Holding B.V., Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.78	May 23, 2022

4.79†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.79	May 23, 2022

4.80†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	F-4/A	10.80	May 23, 2022

4.81†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.81	May 23, 2022

4.82†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.	F-4/A	10.82	May 23, 2022

4.83	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.	8-K**	10.2	March 25, 2022

4.84†	Cooperation Agreement, dated April 1, 2020, by and between Polestar Automotive China Distribution Co., Ltd. and Hangzhou Easybao Technology Co., Ltd.	F-4/A	10.85	May 23, 2022

4.85†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.	F-4/A	10.86	May 23, 2022

4.86†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.	20-F	4.91	June 29, 2022

4.87†	Sale & Purchase Agreement, dated as of June 21, 2022, by and between Volvo Car USA LLC and Polestar Automotive USA Inc.	20-F	4.92	June 29, 2022

4.88†	Importer Agreement, dated as of June 21, 2022, by and between Polestar Performance AB and Volvo Car USA LLC.	20-F	4.93	June 29, 2022

4.89†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.	20-F	4.94	June 29, 2022

4.90†	Research and Development Frame Agreement, dated as of July 5, 2022, by and between Polestar Performance AB and China Euro Vehicle Technology AB.	F-1/A	10.91	August 18, 2022

4.91†	Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) and Polestar Automotive China Distribution Co. Ltd.	F-1/A	10.92	August 18, 2022

4.92†	Prototype Supply Agreement, dated as of July 26, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	F-1/A	10.95	August 18, 2022

4.93†	Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.93	April 14, 2023

4.94†	Amendment Agreement 1 to Prototype Supply Agreement, dated as of February 3, 2023, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	20-F	4.94	April 14, 2023

4.95†	Framework Service Agreement, dated as of December 23, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.95	April 14, 2023

4.96†	Amendment Agreement No. 1 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of December 13, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co Ltd.	20-F	4.96	April 14, 2023

4.97†	Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.97	April 14, 2023

4.98†	Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.98	April 14, 2023
4.99	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	November 3, 2022

4.100†	Amendment and Restatement Agreement to Trade Finance Facility Agreement, dated February 26, 2023, between Polestar Performance AB, as Borrower and Obligors’ Agent, Standard Charter Bank, as Agent, and Standard Chartered Bank, as Security Agent.	20-F	4.100	April 14, 2023

4.101†	Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.101	April 14, 2023
4.102†	Service Agreement, dated November 22, 2022, between Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.102	April 14, 2023
4.103†	Service Agreement, effective as of January 1, 2021, between Polestar Automotive (Chongqing) Co. Ltd. and Asia Europe New Energy Vehicle (Chongqing) Co., Ltd	20-F	4.103	August 14, 2024
4.104†	Service Agreement PX2 Development Services, dated as of November 29, 2023, between Polestar Performance AB, Wuxi InfiMotion Propulsion Technology Co., Ltd, InfiMotion Technology Europe AB, and Polestar Automotive China Distribution Co., Ltd.	20-F	4.104	August 14, 2024
4.105†	Termination Agreement, dated as of May 6, 2023, between Polestar Performance AB, Polestar Automotive China Distribution Co., Ltd., and Wuxi InfiMotion Propulsion Technology Co., Ltd.	20-F	4.105	August 14, 2024
4.106†	Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd and Chengdu Jisu New Energy Vehicle Co., Ltd.	20-F	4.106	August 14, 2024
4.107†	Technology License Agreement, dated as of September 28, 2023, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB	20-F	4.107	August 14, 2024
4.108†	Contract for the Transfer of 100% of the Shares of Polestar New Energy Vehicle Co., Ltd., dated July 5, 2023, by and among Polestar (China) Group Co., Ltd., Zhejiang Geely Property Investment Holding Co. Ltd., and Polestar New Energy Vehicle Co., Ltd.	20-F	4.108	August 14, 2024
4.109†	Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F	4.109	August 14, 2024

4.110†	Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F	4.110	August 14, 2024
4.111†	Amendment Agreement no 2, dated December 1, 2023 to Prototype Supply Agreement, effective as of July 1, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB, Polestar Automotive (Chongqing) Co., Ltd, Polestar Automotive (China) Distribution Co., Ltd. and Polestar Automotive (China) R&D Branch	20-F	4.111	August 14, 2024
4.112†	Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F	4.112	August 14, 2024
4.113†	Three Parties Agreement, dated as of November 30, 2023, between Polestar Performance AB, Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Technology (Zhongshan) Co., Ltd.	20-F	4.113	August 14, 2024
4.114†	Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd	20-F	4.114	August 14, 2024
4.115†	Supplementary Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Technology (Zhongshan) Co., Ltd	20-F	4.115	August 14, 2024
4.116†	Brand License Agreement, dated as of November 14, 2023, between Polestar Performance AB and Polestar Technology (Shaoxing) Co., Ltd	20-F	4.116	August 14, 2024
4.117†	Vehicle Sale and Purchase Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd. Shanghai Polestar Shida Automotive Distribution Co., Ltd., and Polestar Technology (Zhongshan) Co., Ltd.	20-F	4.117	August 14, 2024
4.118†	Transitional Service Agreement dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd, and Polestar Technology (Shaoxing) Co., Ltd	20-F	4.118	August 14, 2024
4.119†	Amendment No. 1, dated July 16, 2024, to the Change Management Agreement, effective as of January 1, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F/A	4.119	August 15, 2024
4.120†	Amendment Agreement No 1 Spare Parts Supply Temporary Agreement, dated as of April 8, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.120	August 15, 2024
4.121†	Amendment No. 1 to the Three Parties Agreement, dated July 16, 2024, between Polestar Performance AB, Ningbo Geely Automobile Research and Development Co., Ltd., and Polestar Times Technology (Nanjing) Co. Ltd.	20-F/A	4.121	August 15, 2024
4.122†	Supplement Agreement No. 2 , dated as of May 23, 2024, to Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB	20-F/A	4.122	August 15, 2024

4.123†	Amendment No. 2 to the Temporary Spare Part Supply Agreement, dated May 7, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.123	August 15, 2024
4.124†	VP, TT and PP Vehicle Supply Agreement (China), dated February 1, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F/A	4.124	August 15, 2024
4.125†	TT and PP Vehicle Supply Agreement (Export), dated as of February 19, 2024, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F/A	4.125	August 15, 2024
4.126†	Amendment Agreement No 1 of VP, TT and PP Vehicle Supply Agreement (China), dated April 11, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F/A	4.126	August 15, 2024
4.127†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Ningbo Geely Automotive Research and Development CO., LTD.	20-F	4.127	August 14, 2024
4.128†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Wuhan Lotus Cars Co., Ltd.	20-F	4.128	August 14, 2024
4.129†	Tooling and Equipment Sale and Purchase Agreement, dated September 11, 2023, between Polestar Automotive China Distribution Co. Ltd. and Wuhan Lotus Cars Co., Ltd.	20-F	4.129	August 14, 2024
4.130†	Know How Transfer Agreement, dated as of September 25, 2023, between Polestar Performance AB and Wuhan Lotus Cars Co., Ltd.	20-F	4.130	August 14, 2024
4.131†	Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd	20-F	4.131	August 14, 2024
4.132†	Service Agreement, dated as of January 8, 2024, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.132	August 15, 2024
4.133†	Service Agreement, dated as of January 8, 2024, between Volvo Cars Technology (Shanghai) Co., Ltd and Polestar Performance AB	20-F/A	4.133	August 15, 2024
4.134†	Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation.	20-F/A	4.134	August 15, 2024
4.135†	Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing.	20-F/A	4.135	August 15, 2024
4.136†	Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd.	20-F/A	4.136	August 15, 2024
4.137†	Launch Vehicle Supply Agreement, effective as of May 17, 2023, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.137	August 14, 2024

4.138†	Payment Agreement, dated March 29, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.138	August 14, 2024
4.139†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.139	August 14, 2024
4.140†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.140	August 14, 2024
4.141†	Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation.	20-F/A	4.141	August 15, 2024
4.142†	Launch Vehicle Supply Agreement, dated as of May 5, 2023, between Volvo Cars China Technology Centre Co., Ltd and Polestar Automotive China Distribution Co., Ltd	20-F	4.142	August 14, 2024
4.143†	User Right Agreement, effective March 3, 2024, between Polestar Automotive China Distribution Co., Ltd, Chengdu Jisu New Energy Vehicle Co., Ltd., and Zhongjia Automobile Manufacturing (Chengdu), Co., Ltd.	20-F/A	4.143	August 15, 2024
4.144†	Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.144	August 14, 2024
4.145†	Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.145	August 14, 2024
4.146†	Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of June 1, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.146	August 14, 2024
4.147†	Amendment Agreement to the Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd.	20-F	4.147	August 14, 2024
4.148†	Launch Vehicle Supply Agreement, dated as of July 10, 2023, between Polestar Performance AB and Volvo Car Corporation.	20-F	4.148	August 14, 2024
4.149†	Service Agreement, dated as of December 14, 2023, between Polestar Performance AB and Volvo Car Corporation	20-F	4.149	August 14, 2024
4.150†	Payment Agreement, dated July 6, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.150	August 14, 2024
4.151†	Cost Sharing Agreement, dated September 13, 2023, as amended by an Amendment Agreement, dated as of October 27, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.151	August 14, 2024

4.152†	Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022	20-F	4.152	August 14, 2024
4.153†	Amendment Agreement No. 1, dated as of October 3, 2023, to the Restated Framework Assignment and License Agreement, dated as of June 1, 2023, and the Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.153	August 14, 2024
4.154†	Amendment Agreement, dated as of October 27, 2023, to the Cost Sharing Agreement, dated September 13, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.154	August 14, 2024
4.155†	Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F	4.155	August 14, 2024
4.156†	Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.156	August 15, 2024
4.157†	Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation	20-F/A	4.157	August 15, 2024
4.158†	Partner Agreement, dated June 4, 2024, between Polestar Automotive Sweden AB and Volvo Car Retail AB	20-F/A	4.158	August 15, 2024
4.159*†	Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd.	20-F/A	4.159	August 15, 2024
4.160	Facility Agreement, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Geely Sweden Automotive Investment AB, as original lender and agent.	6-K	10.1	November 8, 2023
4.161	Amendment Letter, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.2	November 8, 2023
4.162	Shareholders Agreement, dated June 19, 2023, among Polestar Automotive (Singapore) Distribution Pte. Ltd., Polestar Automotive (Singapore) Pte. Ltd. and Hubei Xingji Meizu Group Co., Ltd.	6-K	99.2	June 20, 2023
4.163	Business Cooperation Agreement, dated June 19, 2023, between Polestar Automotive (Singapore) Distribution Pte. Ltd and Hubei Xingji Meizu Group Co., Ltd.	6-K	99.3	June 20, 2023
4.164†	Amendment No. 3 to the Registration Rights Agreement, dated as of April 26, 2023, between Polestar Automotive Holding UK PLC, Zibo High-Tech Industrial Investment Co., Ltd., Zibo Financial Holding Group Co., Ltd, Chongqing Liangjiang, Northpole GLY 1 LP, GLP New Mobility 1. LP, Snita Holding B.V., PSD Investment Limited, and Gores Guggenheim Sponsor LLC	20-F	4.164	August 14, 2024
4.165	Facilities Agreement, by and among Polestar Automotive Holding UK PLC, Standard Chartered Bank and the Original Lenders named therein, dated February 22, 2024	6-K	10.1	February 28, 2024

4.166†	Shareholders Agreement, dated February 29, 2024, by and among Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (Limited partnership), Polestar Times Technology (Nanjing) Co., Ltd., Jiangsu Xingji Meizu Technology Co., Ltd., and Polestar Automotive (Singapore) Distribution Pte. Ltd.	20-F/A	4.166	August 15, 2024
4.167†	Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.167	August 15, 2024
4.168†	Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F/A	4.168	August 15, 2024
4.169†	Spare Part Supply Agreement, dated June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.169	August 15, 2024
4.170†	Variation Agreement, dated May 20, 2024, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F/A	4.170	August 15, 2024
4.171†	Commitment Letter, dated July 26, 2024, between Polestar Performance AB, Volvo Car Distribution (Shanghai) Co., Ltd, and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.171	August 15, 2024
4.172†	Variation Agreement, dated June 14, 2021, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.172	August 14, 2024
4.173†	Variation Letter, dated December 5, 2023, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.173	August 14, 2024

8.1*	Subsidiaries of Polestar Automotive Holding UK PLC	20-F	8.1	August 14, 2024
12.1*#	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*#	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited).

97.1*	Compensation Clawback Policy	20-F	97.1	August 14, 2024
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document).

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
#    Excludes certifications related to Exchange Act Rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f) for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. These certifications are not included in Exhibits 12.1 and 12.2 filed herewith as Item 15. Controls and Procedures has not been amended in this filing. Refer to Exhibits 12.1 and 12.2 to the Form 20-F/A filed on August 14, 2024 for these certifications.
## Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.
April 23, 2025

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Michael Lohscheller
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady
Name:	Jean-François Mady
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS
Polestar Automotive Holding UK PLC
Consolidated Financial Statements — For the years ended December 31, 2023, 2022, and 2021

The Polestar Group
Consolidated Financial Statements for the Years Ended December 31, 2023, 2022, and 2021

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Polestar Automotive Holding UK PLC and subsidiaries (the "Company") as at December 31, 2023 and 2022, the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and cash flows for each of the three years ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2024, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
Restatement of the 2023 and 2022 financial statements
As discussed in Note 2 and Note 31 to the financial statements, the 2023 and 2022 financial statements have been restated to correct misstatements (referred to as "current restatement" in the financial statements).
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company requires additional financing to support operating and development activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue from the sales of vehicles — Refer to Notes 2 and 4 to the financial statements.
Critical Audit Matter Description
The Company’s revenue primarily consists of revenue from the sales of vehicles, which are sold to individuals, fleet customers, financial service providers, dealers and importers based on contractual agreements. The Company recognizes revenue at the point in time when the customer obtains control of the vehicle, and thus can direct the use of, and obtain the benefits from, the vehicle.
We identified revenue recognition related to the sales of vehicles as a critical audit matter because of the nature of the various agreements and the complexity of certain terms in these contracts that may affect the timing or measurement of revenue recognition. This required extensive audit effort due to the variation and complexity in terms found within some contracts, the high degree of auditor judgment in determining the audit procedures, and the nature and extent of evidence required to determine revenue recognition was appropriate.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognized from the sale of vehicles included, but were not limited to:

•We obtained an understanding of management’s process for identifying and reviewing contracts with all types of customers and determining the revenue recognition treatment in accordance with IFRS 15, Revenue from Contracts with Customers.
•For a sample of agreements with customers, focusing on those that differed from standard frame agreements, we obtained the contract and assessed the contract for terms that could impact the appropriateness of revenue recognition not identified by management. For those contracts identified with complex terms, we evaluated whether the Company appropriately accounted for those contracts in accordance with IFRS 15.
•We performed detailed transaction testing for a sample of revenue from the sale of vehicles, by obtaining and inspecting sales orders or contracts with the customer and other related source documents, including delivery documents, invoices, and cash receipts, as applicable, to determine that control had transferred to the customer.
•For a sample of revenue from the sale of vehicles for certain customers, we also confirmed directly with the customers the contract terms and conditions.
•We considered audit evidence obtained throughout our audit as to whether there is any wider information relevant to the point in time at which the Company recognizes revenue from the sales of vehicles.
Inventories — Refer to Notes 2 and 20 to the financial statements.
Critical Audit Matter Description
The Company’s inventories include new, used, and internal vehicles that are held in geographically disparate locations. Management employs a range of procedures, including physical counts to record and verify the existence, completeness, and condition of inventories. Inventories are valued at the lower of cost or net realizable value.
We identified the existence, completeness, and valuation of inventories as a critical audit matter because of the extent of effort in performing procedures and evaluating audit evidence due to the geographical dispersion of the Company’s inventories and. because of the high degree of auditor’s judgment and increased extent of effort required when performing audit procedures to evaluate the reasonableness of net realizable value of inventory.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to inventory existence, completeness and valuation included, but were not limited to:
•For a selection of inventory locations:
◦we observed management's inventory count procedures close to the year-end date and performed independent sample counts and tested the Company’s roll-back of balances, between the time of the inventory count and December 31, 2023, or
◦we obtained confirmations to test the inventory held at third-party locations.
•For a sample of inventory, we obtained third-party invoices and other relevant documents to recalculate the vehicle cost.
•We evaluated the reasonableness of the Company’s methodology and key assumptions and judgments the Company used to estimate the net realizable value of inventory by performing the following:
◦We benchmarked selling prices to observable data to evaluate the impact of changes in the significant assumptions of net realizable value within the inventories to the carrying value.
◦We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.
◦We made inquiries of various personnel in the Company including, but not limited to, finance and operations personnel about the expected timing of the introduction of new products.
◦We tested the mathematical accuracy of management’s calculations.
•We performed procedures to evaluate the sufficiency and appropriateness of audit evidence and the nature and extent of audit procedures performed in connection with forming our overall opinion on the financial statements.
Impairment of tangible and definite-lived intangible assets of the Polestar 2 CGU — Refer to Note 2 to the financial statements.
Critical Audit Matter Description
The Company’s evaluation of tangible and definite-lived intangible assets for impairment involves the comparison of the recoverable amount of each applicable cash generating unit (“CGU”), to its carrying value on at least an annual basis, in line with International Accounting Standard 36 Impairment of Assets. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). The Company recorded an impairment of $340 million relating to the Polestar 2 CGU during the period.
Management’s value in use analysis is based on the 2024-2028 business plan. We identified the valuation of the Polestar 2 CGU as a critical audit matter because of the significant estimates and assumptions management made in the value in use calculation related to future revenues, volumes, EBITDA margin, discount rate and change in net working capital. Auditing the significant judgements and assumptions required a high degree of auditor judgement and increased audit effort, including the need to involve our valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to intangible asset valuation included, but were not limited to:
•We assessed the key assumptions used in calculating VIU including future revenue, volumes, EBITDA margins, and change in working capital by:
◦comparing forecasted vehicles volumes to industry analyst coverage.
◦comparing the assumptions used in the forecasts to the Company’s historical trends in forecasted sales volume, revenue per car, gross profit (loss) per car and capital expenditure.
◦comparing forecasted revenue, profitability margin, and capital expenditure assumptions to preliminary recorded results from subsequent periods.
•With the assistance of our valuation specialists, we evaluated the discount rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate selected by management.
•We evaluated management’s ability to accurately forecast revenue, volumes, EBITDA margins, change in working capital by comparing actual results to management’s historical forecasts, the Company’s historical results, external analyst reports and internal communications to management and the Board of Directors.
•With the assistance of our valuation specialists, we further evaluated the Company’s sensitivity analysis by comparing to our own sensitivity analysis to corroborate the disclosures around assumptions that are most sensitive to a reasonably possible change that could cause the carrying amount to exceed its recoverable amount for a cash generating unit.
/s/ Deloitte AB
Gothenburg, Sweden
August 14, 2024 (April 23, 2025 as to the effects of the current restatement discussed in Notes 2 and 31)
We have served as the Company's auditor since 2021.

Polestar Automotive Holding UK PLC
Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss		For the year ended December 31,
	Note	2023	2022	2021
		(Restated)[1]	(Restated)[1]	(Restated)[1]
Revenue	4	2,368,085	2,440,818	1,343,625
Cost of sales	6	(2,778,222)	(2,339,696)	(1,332,569)
Gross (loss) profit		(410,137)	101,122	11,056
Selling, general and administrative expense	6	(944,177)	(840,151)	(686,957)
Research and development expense	6	(157,280)	(174,916)	(234,019)
Other operating income (expense), net	9	42,080	(305)	(50,716)
Listing expense	18	—	(372,318)	—
Operating loss		(1,469,514)	(1,286,568)	(960,636)
Finance income	11	69,565	8,552	32,970
Finance expense	11	(213,242)	(108,402)	(45,218)
Fair value change - Earn-out rights	18	443,168	902,068	—
Fair value change - Class C Shares	18	22,000	35,090	—
Share of losses in associates	10	(43,304)	—	—
Loss before income taxes		(1,191,327)	(449,260)	(972,884)
Income tax benefit (expense)	13	9,452	(29,757)	3,076
Net loss		(1,181,875)	(479,017)	(969,808)
Net loss per share (in U.S. dollars)	14
Class A - Basic and Diluted		(0.56)	(0.24)	(0.51)
Class B - Basic and Diluted		(0.56)	(0.24)	(0.51)

Consolidated Statement of Comprehensive Loss

Net loss		(1,181,875)	(479,017)	(969,808)
Other comprehensive (loss) income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(10,143)	431	(32,304)
Total other comprehensive (loss) income		(10,143)	431	(32,304)
Total comprehensive loss		(1,192,018)	(478,586)	(1,002,112)
1 - Refer to Note 31 - Restatement of financial statements for reconciliations between previously reported and as revised annual amounts.

Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

		As of the year ended December 31,
	Note	2023	2022
		(Restated)[1]	(Restated)[1]
Assets
Non-current assets
Intangible assets and goodwill	15	1,418,707	1,393,539
Property, plant and equipment	12, 16	476,039	352,340
Vehicles under operating leases	12	70,223	97,186
Other non-current assets	17	9,733	6,819
Deferred tax assets	13	42,336	10,836
Other investments	17	2,414	2,333
Total non-current assets		2,019,452	1,863,053
Current assets
Cash and cash equivalents	17	768,264	973,877
Trade receivables	19	126,716	241,432
Trade receivables - related parties	19, 27	61,026	79,225
Accrued income - related parties	27	152,605	49,060
Inventories	20	927,686	630,154
Current tax assets		12,657	7,184
Assets held for sale	28	—	56,001
Other current assets	21	214,228	109,747
Other current assets - related parties	27	9,576	—
Total current assets		2,272,758	2,146,680
Total assets		4,292,210	4,009,733
Equity
Share capital		(21,168)	(21,165)
Other contributed capital		(3,615,187)	(3,584,232)
Foreign currency translation reserve		25,639	15,496
Accumulated deficit		4,861,707	3,679,832
Total equity	22	1,250,991	89,931
Liabilities
Non-current liabilities
Non-current contract liabilities	4	(63,153)	(49,018)
Deferred tax liabilities	13	(3,335)	(12,470)
Other non-current provisions	23	(103,608)	(71,972)
Other non-current liabilities	24	(127,423)	(105,947)
Earn-out liability	18	(155,402)	(598,570)
Other non-current interest-bearing liabilities	12, 17	(54,439)	(31,326)
Other non-current interest-bearing liabilities - related parties	27	(1,413,257)	(43,643)
Total non-current liabilities		(1,920,617)	(912,946)
Current liabilities
Trade payables	17	(92,441)	(97,418)
Trade payables - related parties	17, 27	(275,704)	(935,161)
Accrued expenses - related parties	27	(446,038)	(157,426)
Advance payments from customers	17	(16,415)	(35,717)
Current provisions	23	(88,745)	(69,038)
Liabilities to credit institutions	25	(2,026,665)	(1,327,102)
Current tax liabilities		(11,363)	(14,039)
Interest-bearing current liabilities	12, 17	(19,547)	(11,935)
Interest-bearing current liabilities - related parties	27	(73,814)	(27,061)
Current contract liabilities	4	(74,879)	(32,384)
Class C Shares liability	18	(6,000)	(28,000)
Other current liabilities	24	(489,747)	(382,375)
Other current liabilities - related parties	27	(1,226)	(69,062)
Total current liabilities		(3,622,584)	(3,186,718)

Total liabilities	(5,543,201)	(4,099,664)
Total equity and liabilities	(4,292,210)	(4,009,733)
1 - Refer to Note 31 - Restatement of financial statements for reconciliations between previously reported and as revised annual amounts.

Polestar Automotive Holding UK PLC
Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2021 - (Restated)	22	(1,318,752)	—	(16,377)	731,881	(603,248)
Net loss - (Restated)		—	—	—	969,808	969,808
Other comprehensive loss - (Restated)		—	—	32,304	—	32,304
Total comprehensive loss - (Restated)		—	—	32,304	969,808	1,002,112
Issuance of Convertible Notes	22	—	(35,231)	—	—	(35,231)
Issuance of new shares	22	(547,157)	—	—	—	(547,157)
Balance as of December 31, 2021 - (Restated)		(1,865,909)	(35,231)	15,927	1,701,689	(183,524)
Net loss - (Restated)		—	—	—	479,017	479,017
Other comprehensive income - (Restated)		—	—	(431)	—	(431)
Total comprehensive loss - (Restated)		—	—	(431)	479,017	478,586
Merger with Gores Guggenheim Inc.	18
Changes in the consolidated group		1,846,472	(1,846,472)	—	(1,512)	(1,512)
Issuance of Volvo Cars Preference Shares		(589)	(588,237)	—	—	(588,826)
Issuance to Convertible Note holders		(43)	43	—	—	—
Issuance to PIPE investors		(265)	(249,735)	—	—	(250,000)
Issuance to GGI shareholders		(822)	(521,285)	—	—	(522,107)
Listing expense		—	(372,318)	—	—	(372,318)
Transaction costs		—	38,903	—	—	38,903
Earn-out rights		—	—	—	1,500,638	1,500,638
Equity-settled share-based payment	8, 22	(9)	(9,900)	—	—	(9,909)
Balance as of December 31, 2022 - (Restated)		(21,165)	(3,584,232)	15,496	3,679,832	89,931
Net loss - (Restated)		—	—	—	1,181,875	1,181,875
Other comprehensive loss - (Restated)		—	—	10,143	—	10,143
Total comprehensive loss - (Restated)		—	—	10,143	1,181,875	1,192,018
Equity-settled share-based payment	8, 22	(3)	(5,390)	—	—	(5,393)
Related party capital contribution	22, 27	—	(25,565)	—	—	(25,565)
Balance as of December 31, 2023 - (Restated)		(21,168)	(3,615,187)	25,639	4,861,707	1,250,991

Polestar Automotive Holding UK PLC
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	Note	2023	2022	2021
		(Restated)[1]	(Restated)[1]	(Restated)[1]
Cash flows from operating activities
Net loss		(1,181,875)	(479,017)	(969,808)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	6	115,445	140,806	211,579
Warranty provisions	23	66,158	91,245	55,822
Impairment of inventory	6, 20	146,550	14,830	30,782
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets	6, 12, 15, 16	339,568	—	—
Finance income	11	(69,565)	(8,552)	(32,970)
Finance expense	11	213,242	108,402	45,218
Fair value change - Earn-out rights	18	(443,168)	(902,068)	—
Fair value change - Class C Shares	18	(22,000)	(35,090)	—
Listing expense	18	—	372,318	—
Income tax benefit (expense)	13	(9,452)	29,756	(3,075)
Share of losses in associates	10	43,304	—	—
Gain on sale of asset grouping	28	(16,334)	—	—
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	15, 16	10,892	11,036	—
Litigation provisions	23	25,676	—	—
Other provisions	23	19,890	23,367	11,560
Unrealized exchange (loss) gain on trade payables		26,787	(26,672)	9,876
Other non-cash expense and income		(8,945)	13,451	6,262
Change in operating assets and liabilities:
Inventories	20	(358,392)	(186,393)	(283,776)
Contract liabilities	4	77,424	23,663	59,074
Trade receivables, prepaid expenses, and other assets	21, 26	(156,860)	(214,164)	60,353
Trade payables, accrued expenses, and other liabilities	24, 26	(488,842)	21,268	489,197
Interest received		32,280	8,552	(1,580)
Interest paid		(220,147)	(68,130)	(12,564)
Taxes paid		(35,477)	(19,559)	—
Cash used for operating activities		(1,893,841)	(1,080,951)	(324,050)
Cash flows from investing activities
Additions to property, plant, and equipment	16, 26	(137,400)	(32,269)	(24,701)
Additions to intangible assets	15, 26	(435,584)	(674,275)	(102,236)
Additions to other investments		—	(2,500)	—
Proceeds from sale of property, plant, and equipment	16	1,779	—	—
Proceeds from sale of asset grouping	28	153,586	—	—
Cash used for investing activities		(417,619)	(709,044)	(126,937)
Cash flows from financing activities
Change in restricted deposits		(1,906)	—	48,830
Proceeds from short-term borrowings	25, 26, 27	3,273,888	2,150,955	708,363
Proceeds from long-term borrowings	26, 27	1,381,738	—	—
Proceeds from related party capital contribution	22, 27	25,565	—	—
Proceeds from issuance of share capital and other contributed capital	18, 22	—	1,417,973	582,388
Repayments of borrowings	25, 26, 27	(2,553,008)	(1,436,416)	(411,950)
Repayments of lease liabilities	12, 26	(21,916)	(19,448)	(8,913)

Transaction costs	18	—	(38,903)	—
Cash provided by financing activities		2,104,361	2,074,161	918,718
Effect of foreign exchange rate changes on cash and cash equivalents	3	1,486	(66,966)	(27,478)
Net (decrease) increase in cash and cash equivalents		(205,613)	217,200	440,253
Cash and cash equivalents at the beginning of the period		973,877	756,677	316,424
Cash and cash equivalents at the end of the period		768,264	973,877	756,677
1 - Refer to Note 31 - Restatement of financial statements for reconciliations between previously reported and as revised annual amounts.

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group” and the “Group,” is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, branding and marketing, and the commercialization and selling of battery electric vehicles, and related technology solutions. Polestar Group's current lineup of battery electric vehicles consists of the Polestar 2 ("PS2"), a premium fast-back sedan, the Polestar 3 ("PS3"), a luxury aero sport-utility vehicle, the Polestar 4 ("PS4"), a premium sport utility vehicle, the Polestar 5 ("PS5"), a luxury sport grand-touring sedan, and the Polestar 6 ("PS6"), a luxury roadster. As of December 31, 2023, the PS2 and PS4 are in production while the remaining vehicles are under development. Operating sustainably is a critical priority of the Group; targeting climate neutrality by 2040, creating a climate neutral car (cradle-to-gate) by 2030, and halving the emission intensity per car sold by 2030. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 405 31 Göteborg, Sweden.
As of December 31, 2023, 2022, and 2021, related parties owned 88.3%, 89.2%, and 94.1% of the Group, respectively. The remaining 11.7%, 10.8%, and 5.9% of the Group at each respective year end was owned by external investors.
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
The merger with GGI, including all related arrangements, raised net cash proceeds of $1,417,973. Gross proceeds of $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars

Preference Subscription Agreement. Polestar incurred total transaction costs of $97,953 in connection with the merger, of which $59,050 had been recognized by GGI and deducted from the gross proceeds raised. The merger was accounted for as a reverse recapitalization, in accordance with the IFRS. Refer to Note 18 - Reverse recapitalization for additional information on the reverse recapitalization.
Immediately following the closing of the transaction, Parent changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY. Net loss per share was recast to retroactively reflect the shares issued by the parent to the Former Parent for December 31, 2022 and December 31, 2021. Refer to Note 14 - Net loss per share and Note 22 - Equity for additional information.
Basis of preparation
The Consolidated Financial Statements in this annual report of Polestar Group are prepared in accordance with the IFRS, issued by the IASB and UK-adopted international accounting standards. The Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This annual report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.
Going Concern
Polestar Group’s financial statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2024-2028 business plan.
Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar’s ability to continue as a going concern. All information available to management, including cash flow forecasts, liquidity forecasts, and internal risk assessments, pertaining to the twelve-month period after the issuance date of these Consolidated Financial Statements was used in performing this assessment.
As a result of scaling up commercialization and continued capital expenditures related to the PS2, PS3, PS4, PS5, and PS6, managing the Company’s liquidity profile and funding needs remains one of management’s key priorities. If Polestar is not able to raise the necessary funds through operations, equity raises, debt financing, or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and commercialization efforts. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the years ended December 31, 2023, 2022, and 2021, amounted to $1,181,875, $479,017, and $969,808, respectively. Negative operating and investing cash flows for the years ended December 31, 2023, 2022, and 2021, amounted to $2,311,460, $1,789,995, and $450,987, respectively. Management’s 2024-2028 business plan indicates that Polestar will generate negative operating cash flows in the near future and positive operating cash flows starting the second half of 2025; investing cash flows of Polestar will continue to be negative in the near and long-term future due to the nature of Polestar’s business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. Management’s 2024-2028 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, shareholder loans with related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
During the year ended December 31, 2023, Polestar demonstrated efforts towards achieving liquidity targets in management's 2024-2028 business plan by:
•Renegotiating the terms of its convertible credit facility with Volvo Cars to extend the principal repayment date to June 30, 2027 and achieve an additional borrowing capacity;
•Securing long-term financing support from Geely in the form of various facilities; and
•Entering into multiple short-term working capital loan arrangements with banking partners in China.
Polestar is party to financing instruments during the 12 months following the reporting period that contain financial covenants with which Polestar must comply. A failure to comply with such covenants may result in an event of default that could have material adverse effects on the business. Due to the factors discussed above, there is material uncertainty as to whether Polestar will be able to comply with all covenants in future periods. Remedies to an event of default include proactively applying for a covenant waiver prior to such event of default occurring.
Based on these circumstances, management reasonably expects there to be sufficient liquidity in the twelve-month period after the issuance date of these Consolidated Financial Statements in order for Polestar to meet its cash flow requirements, but there is substantial doubt about Polestar’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.
Note 2 - Significant accounting policies and judgements
Adoption of new and revised standards
Effects of new and amended IFRS
The following new standards and amendments effective from January 1, 2023 were adopted by the Group for the preparation of these Consolidated Financial Statements. Management concluded the adoption of any of the below accounting pronouncements did not have a material impact on the Group’s financial statements, unless otherwise noted.
In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2, Making Materiality Judgements ("IFRS Practice Statement 2"), which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments for annual periods are effective beginning on or after January 1, 2023.
In June 2020, the IASB published amendments to IFRS 4, Insurance Contracts ("IFRS 4"), which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023.
In June 2020, the IASB published amendments to IFRS 17, Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 Comparative Information ("IFRS 17"), to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendment revised the effective date to January 1, 2023 but may be applied earlier provided the entity applies IFRS 9 and IFRS 15, Revenue from Contracts with Customers ("IFRS 15") at or before the date of initial application of the Standard. Further, among other changes, the amendment (1) includes additional scope exceptions, (2) includes additional guidance for recognition of insurance acquisition cash flows, (3) clarifies the application of IFRS 17 in interim financial statements, and (4) simplifies the presentation of insurance contracts in the statement of financial position. These amendments for annual periods are effective beginning on or after January 1, 2023.
In February 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments for annual periods are effective beginning on or after January 1, 2023.
In May 2021, the IASB issued amendments to IAS 12, Income Taxes (“IAS 12”), Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments for annual periods are effective beginning on or after January 1, 2023.
In December 2021, the IASB issued an amendment to IFRS 17. Initial Application of IFRS 17 and IFRS 9 – Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract comparative information for users of financial statements. The amendment for annual periods is effective beginning on or after January 1, 2023.
In May 2023, the IASB issued amendments to IAS 12, International Tax Reform – Pillar Two Model Rules, aimed at providing clarity regarding the application of IAS 12 to income taxes stemming from tax legislation put into effect or substantially enacted to execute the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). These amendments introduce: (i) a compulsory temporary exemption concerning the accounting treatment of deferred taxes originating from the jurisdictional enforcement of the Pillar Two model rules, effective immediately upon the release of the amendment, and (ii) disclosure mandates for impacted entities, designed to aid users of financial statements in gaining a clearer understanding of an entity’s exposure to Pillar Two income taxes due to that legislation, particularly preceding the effective date of the Pillar Two model rules. These rules are applicable for annual periods beginning on or after January 1, 2023, excluding any interim periods ending on or before December 31, 2023.
The Pillar Two model rules institute a minimum effective tax rate of 15 percent on a jurisdictional level for multinational enterprise groups and significant domestic groups with annual revenues of at least €750,000 in their consolidated financial statements for a minimum of two of the previous four fiscal years. Based on the information available to date, management does not expect any material impacts for the Group as a result of the legislation.
New and amended IFRS issued but not yet effective
Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective for annual periods ended December 31, 2023, will not have a material impact on the Group’s financial statements, unless otherwise noted.
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
In September 2022, the IASB issued an amendment to IFRS 16, Leases ("IFRS 16"), which clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment for annual periods is effective beginning on or after January 1, 2024.
In October 2022, the IASB issued an amendment to IAS 1 which clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment for annual periods is effective beginning on or after January 1, 2024.

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows ("IAS 7") and IFRS 7, Financial Instruments: Disclosures: Supplier Finance Arrangements ("IFRS 7"), to implement new disclosure requirements to improve clarity and usefulness of information provided by entities concerning supplier finance arrangements. These changes aim to help users of financial statements understand the impact of supplier finance arrangements on an entity’s liabilities, cash flows, and exposure to liquidity risk. The amendments for annual periods are effective beginning on or after January 1, 2024.
In June 2023, International Sustainability Standards Board ("ISSB") issued IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information ("IFRS S1"), and IFRS S2, Climate-related Disclosures ("IFRS S2"). IFRS S1 provides the basic requirements for sustainability disclosures, which should be used with IFRS S2 as well as the future Standards the ISSB releases. IFRS S2 has been developed specifically to capture climate-related risks and opportunities disclosure requirements. These standards for annual periods are effective beginning on or after January 1, 2024.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which outlines the requirements for the presentation and disclosure of information in financial statements. It includes the requirement to classify income and expenses into three new categories: operating, investing, and financing. IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027.
In May 2024, the IASB issued IFRS 19, Subsidiaries without Public Accountability: Disclosures ("IFRS 19"), which specifies reduced disclosure requirements that eligible entities can apply instead of the disclosure requirements in other IFRS accounting standards. This standard for annual periods is effective beginning on or after January 1, 2027.
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
Restatements
Current Restatement
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2024, management identified misstatements pertaining to the 2022 and 2023 annual consolidated financial statements. The errors identified during 2024 relate to balance sheet errors concerning the Company’s unique tooling, a reclassification of cash flows between operating and investing activities and other smaller errors that were corrected as part of the restatement process.
Prior Restatement included in the withdrawn 2023 20-F filed on August 14, 2024 ("Prior Restatement")
The comparative disclosures for the 2021 and 2022 annual consolidated financial statements were previously restated as a result of misstatements identified by management subsequent to the issuance of the 2022 annual consolidated financial statements, in connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023. These prior period errors related primarily to (i) accounting for inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes.
The accompanying notes to the consolidated financial statements reflect the impact of these revisions. Refer to Note 31 - Restatement of financial statements for reconciliations between originally reported and as revised annual amounts.
Basis of consolidation
The consolidated accounts include the Parent company and all subsidiaries over which the Parent, either directly or indirectly, exercises control. The Parent controls an entity when the Parent is exposed to, or has rights to, variable returns from its involvement with the entity, has the ability to affect those returns through its power over the entity, and if it has power over decisions which affect investor returns (i.e., voting or other rights). All subsidiaries are fully consolidated from the date on which control is transferred to the Parent. They are deconsolidated from the date that control ceases. All inter-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated upon consolidation. As of December 31, 2023, 2022 and 2021, the Parent had thirty-two, thirty-two, and thirty-two fully consolidated subsidiaries, respectively. Additionally, the Group has an equity method investment in Polestar Technology (Shaoxing) Co., Ltd (“Polestar Technology”), where Polestar owns 49% of the Company’s equity and 40% of the voting interest on Polestar Technology’s Board of Directors.
Foreign currency
In preparing the financial statements of the Group, transactions in currencies other than the entity’s functional currency (i.e., foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Foreign currency gains and losses arising from translation differences are recognized in the Consolidated Statement of Loss and Comprehensive Loss. For more information about currency risk, see Note 3 - Financial risk management.
Accounting policies
Use of estimates and judgements

The preparation of these Consolidated Financial Statements, in accordance with IFRS, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Details of critical estimates and judgements which the Group considers to have a significant impact upon the financial statements are set out below and the corresponding impacts can be seen in the following notes:
•Revenue recognition – The expected cost plus a margin method is used for determining the transaction price of performance obligations included with sales of vehicles and the delivery of the vehicle itself. The Company transitioned from the residual method to the expected cost plus a margin method, effective from the fourth quarter of the year ended December 31, 2023. Polestar determines the expected cost plus a margin by factoring internal cost data captured from the inventory net realizable value. This information is supported by vehicle sales data from the past four consecutive years. Polestar also offers volume related discounts to fleet customers which impacts its estimation of the consideration it will be entitled to in exchange for the delivery of vehicles. Sales of vehicles with repurchase obligations are accounted for as operating leases and the related revenue is recorded as lease income. – Note 4 - Revenue.
•Intangible assets – Polestar conducts various internal development projects which are divided into the concept phase and product development phase. Once a project reaches the product development phase, internally developed intellectual property is capitalized in intangible assets. Polestar conducts an analysis to estimate the useful life for internally developed intellectual property, acquired intellectual property, and software at the point in time when they are capitalized in intangible assets. – refer to Note 15 - Intangible assets and goodwill.
•Impairment of intangible assets and goodwill – Polestar conducts routine evaluations of its intangible assets and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts an impairment test at the cash generating unit ("CGU") level. Polestar Group has 4 CGUs. – refer to Note 15 - Intangible assets and goodwill.
•A CGU is defined as the smallest identifiable group of assets that generates largely independent cash inflows. Determining the number of CGUs and composition of each CGU requires judgments to be made about the interdependence of Polestar's capital intensive (i.e., Property, plant, and equipment and Intangible assets) and working capital assets related to cash flow generation.
•Polestar conducts routine evaluations of its investment in associates to determine if there is objective evidence that the investment is impaired. Polestar will recognize an impairment loss when there is objective evidence of impairment as a result of events that have a negative impact on the estimated future cash flows generated by Polestar's investment in its associates – refer to Note 10 - Investment in associates.
•Impairment of inventory – Polestar conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value ("NRV"). NRV is based on the estimated selling price of inventories less, estimated costs of completion. If the carrying value of inventories exceeds NRV, the surplus is recognized within Cost of sales, writing down the value of inventories to establish a new cost basis. Polestar conducts routine analyses to determine if estimates (e.g., estimated selling prices and estimated costs) used in the NRV calculation require changes and if additional impairment adjustments to inventories are required.
•Valuation of loss carry-forwards – The recognition of deferred tax assets requires estimates to be made about the level of future taxable income and the timing of recovery of deferred tax assets, taking into account the relevant tax jurisdictions – refer to Note 13 - Income tax benefit (expense).
•Valuation of the financial liability for the Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) – Class C-1 Shares are publicly traded on the NASDAQ (i.e., an active market). Class C-2 Shares are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques – refer to Note 18 - Reverse recapitalization.
•Valuation of the financial liability for the Former Parent’s contingent Earn-out rights – The contingent Earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques – refer to Note 18 - Reverse recapitalization.
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
Marketable securities
Marketable securities are financial instruments with maturities less than one year when acquired that can quickly be converted into cash. Polestar’s marketable securities consist of short-term money market funds (i.e., time deposits in banks). As of December 31, 2023 and 2022, the Group had no marketable securities.
Restricted cash

Restricted cash are Cash and cash equivalents held by Polestar for specified use which are unavailable to the overall Group for general, operational purposes. As of December 31, 2023 the Group had restricted cash of $1,834 which is presented as Other non-current assets in the Consolidated Statement of Financial Position. As of December 31, 2022 the Group did not have any restricted cash.
Government grants
The Group’s subsidiaries based in the People’s Republic of China received government grants which were conditioned to be used for production related costs and grants for non-specified purposes. The Group’s subsidiary based in the UK received government grants conditioned to be used for product development activities. Neither of these grants are tied to the future trends or performance of the Group and are not required to be refunded under any circumstance. For grants received related to assets the Group deducts the grant from the carrying value of the asset. The grant is then recognized in profit and loss over the life of the depreciable asset as a reduction of the depreciation expense. The amount of government grants received related to assets as of December 31, 2023 and 2022 was $4,223 and $3,745, respectively.
The Group’s subsidiary based in Ireland received government grants related to incentivizing the use of zero emission vehicles. The incentive is given by the Sustainable Energy Authority of Ireland (SEAI) to support the switch to zero emission vehicles in Ireland. The Group's subsidiary based in Sweden received government grants related to incentivizing innovation and sustainable growth. This incentive is given by Vinnova - Sweden's innovation agency. Receipt of such grants is either reported as a deduction to the related expense or as Other operating income, depending on the nature of the grant received. The amount of government grants received as of December 31, 2023, 2022 and 2021 was $1,402, $59 and $309, respectively.
Revenue recognition
Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. In determining the transaction price, the Group evaluates whether the contract includes other promises that constitute a separate performance obligation to which a portion of the transaction price needs to be allocated. When consideration in a contract includes variable amounts, the Group estimates the consideration to which Polestar will be entitled in exchange for transferring goods to the customer, using either the expected value method or the most likely amount method. The Group makes judgements related to refund liabilities, contract liabilities to customers related to performance obligations, and potential sales discounts when considering revenue and related estimates.
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
For accessory sales, Polestar evaluates whether the Group is the principal or an agent to determine the appropriate revenue recognition method. As a principal, Polestar control the specified goods or services before they are transferred to the customer, which is indicated by having primary responsibility for fulfilling the promise. Consequently, when acting as a principal, Polestar recognizes revenue on a gross basis. In the case where Polestar is not a principal, Polestar is an agent and recognizes revenue on a net basis.
Polestar Group also provides connected services, including access to the internet and over-the-air software and performance updates, which provide Polestar’s customers new features and improvements to existing vehicle functionality. Although Polestar’s connected services improve the in-vehicle experience, it is not required when driving a Polestar vehicle.
These services, maintenance, and connected services are considered stand-ready obligations as Polestar cannot determine (1) when a customer will access a service, or (2) the quantity of a service the customer will require (i.e., delivery is within control of the customer). Polestar uses an expected cost plus a margin method for estimating the transaction price for these stand-ready obligations as this is determined to be the most suitable method for estimating stand-alone selling price for performance obligations other than the vehicle. These services are available throughout the automotive industry, there is public information that is readily accessible, and there is a stable market and cost structure to determine the appropriate inputs to the cost-plus margin calculation. The related performance obligations are satisfied in accordance with the terms of each service, and revenue is deferred and recognized on a straight-line basis over the contract period as a stand-ready obligation. The deferred revenue is presented as Current and Non-current contract liabilities, since the customers’ payments are made before the services are transferred.
Polestar recognizes revenue related to the extended service on a straight-line basis over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Polestar recognizes revenue related to connected services on a straight-line basis over the 8-year period following initial recognition, consistent with the expected utilization of the services.
The stand-alone selling price associated with the delivery of the vehicle is determined using an expected cost plus a margin method. Historically, Polestar used the residual method to determine the stand-alone selling price associated with the delivery of the vehicle. Effective from the fourth quarter of the year ended December 31, 2023, the Company transitioned from the residual method to the expected cost plus a margin method. Polestar transitioned away from the residual method as a result of new information leading to the refining of estimation techniques to provide a more relevant and appropriate estimate. Due to more experience, arising from four consecutive years of car sales and the availability of more accurate data, we have determined that the expected cost plus a margin method is more suitable. This change has been accounted for prospectively as a change in accounting estimate in accordance with IAS 8. The effect of this change in estimate when recalculating revenue and deferred revenue under the new approach is immaterial. The transaction price allocated to the delivery of the vehicle is recognized at a point in time on the delivery date. Polestar has continued to evaluate and monitor the number of observable inputs available for use in estimating the stand-alone selling price of its vehicles.
Vehicles were historically only sold to individuals (end customers), fleet customers, financial service providers, and dealers. During the year ended December 31, 2022, Polestar began selling to importers as well. Importer markets exist where the Group does not have its own direct sales unit, so a third party imports Polestar vehicles and sells them to end users.
Since commercialization of Polestar vehicles commenced in the third quarter of 2020, the Group has not recognized a significant number of customer returns, and therefore has not accrued any obligations for returns, refunds, or other similar obligations for the years ended December 31, 2023 and 2022. Further, contracts with importers specify that the importer does not have the right to return vehicles.
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
In certain jurisdictions, Polestar is unable to independently sell the carbon credits allocated to its vehicles due to the fact that the vehicles were not physically manufactured by Polestar. In this case, the legal manufacturer remits the full compensation received for the credit sold to Polestar where the legal manufacturer acts as a "pass through." The compensation received for these carbon credits is recognized within Other income on the Consolidated Statement of Loss and Comprehensive Loss.
There are no significant payment terms as payment is due near the date of invoice.
Vehicle leasing revenue
During the years ended December 31, 2023 and December 31, 2022, Polestar Group entered into operating lease arrangements that mainly relate to vehicles sold with repurchase obligations. The Group entered into transactions to sell vehicles under which the Group maintains the right or obligation to repurchase the vehicles from the customer in the future (i.e., a forward or call option). The Group accounts for such arrangements as operating leases and records revenue from the sale of related vehicles as vehicle leasing revenue.
Operating leases are initially measured at cost and depreciated on a straight-line basis over the lease term to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of operating lease contracts are capitalized into the operating lease asset and also amortized on a straight-line basis over the lease term. In the Consolidated Statement of Financial Position, such operating leases are presented as Vehicles under operating leases and recognized as non-current assets. Vehicle leasing revenue is recognized on a straight-line basis over the lease term. For sales of vehicles with repurchase obligations that are accounted for as operating leases, the entire amount due to Polestar is paid up-front at contract inception. Deferred revenue is recorded for the difference between the cash received from the sale of the vehicle and the vehicle’s repurchase value, where the associated liability is recorded in Other current liabilities and other non-current liabilities in the Consolidated Statement of Financial Position.

Other revenue
Other revenue consists of revenue generated through the Group’s sale of research and development services and intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to source and sell parts and accessories for the Group’s vehicles to customers in exchange for sales-based royalties to Polestar Group. Other revenue also includes the sale of technology to other related parties.
The performance obligation related to the sale of research and development services is satisfied over time as Polestar maintains an enforceable right to payment as costs are incurred and services are provided. As such, revenue from the sale of research and development services is recognized over time.
The performance obligation related to intellectual property licensed to Volvo Cars is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars and therefore has the ability to direct the use of, and obtain the benefits from, the license. The Group recognizes license revenue from sales-based royalties in the period in which Volvo Cars’ sales of parts and accessories occur.
The performance obligation related to the sales of technology to other related parties is satisfied at the point in time the Group transfers the Intellectual property to the related party.
There are no significant payment terms as payment is due near the date of invoice.
Refund liabilities
Refund liabilities are obligations related to contracts with customers and are recognized when Polestar Group estimates it is, or will be, obligated to transfer cash to customers or service providers incentivizing contracts with customers. Refund liabilities primarily relate to volume related bonuses or discounts, residual value guarantees, and interest rate subvention schemes. In the case of volume related bonuses or discounts and interest rate subvention schemes, a short-term refund liability will be recognized as payment is due within a twelve-month period, in line with contractual payment terms. For residual value guarantees, short-term and long-term refund liabilities may be recognized depending on the term of the guarantee.
Contract liabilities
Contract liabilities are obligations related to contracts with customers and are recognized when Polestar Group is obligated to transfer goods or services. Contract liabilities include deferred revenue from service contracts (i.e., services to be performed), operating leases, and connected services related to the Polestar 1 (“PS1”) and Polestar 2 (“PS2”).
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
Cost of sales
For the years ended December 31, 2023, 2022 and 2021, Cost of sales amounted to $2,778,222, $2,339,696, and $1,332,569, respectively. Costs of sales are related to the sales of vehicles and related accessories and services, which primarily consists of contract manufacturing costs, depreciation related to PPE and right-of-use assets, amortization of intangible assets related to manufacturing engineering, warehousing and transportation costs for inventory, customs duties, and charges to write down the carrying value of inventory when it exceeds the estimated net realizable value. Sales of software and performance engineered kits and other revenue are related to items which were originally developed with the intent of internal use, not with the intent to sell. As such, all costs were appropriately capitalized or expensed as described in Accounting policies – Intangible assets and goodwill – Internally developed IP. Additionally, as of the fourth quarter of the year ended December 31, 2023, Cost of sales included the amortization of intellectual property previously used in the PS1 and currently used in the PS2. Cost of sales also includes the impairment of inventories and any impairment of long-term assets directly related to inventories.
Employee benefits
Polestar Group compensates its employees through short-term employee benefits, other long-term benefits, and post-employment benefits. Generally, an employee benefit is recognized in accordance with IAS 19, when an employee has provided service in exchange for employee benefits to be paid in the future or when Polestar Group is contractually committed to providing a benefit without a realistic probability of withdrawal from its commitment.
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
Polestar Group’s only defined benefit plan is the ITP 2 plan in Sweden. This plan is accounted for as a multi-employer defined contribution plan under IAS 19 because Alecta does not distribute sufficient information that enables employers to identify their share of the underlying financial position and performance of ITP 2. This treatment is specific to companies operating in Sweden under the guidance discussed in the Swedish Financial Reporting Board pronouncement UFR 10, Accounting for the pension plan ITP 2 financed through an insurance in Alecta, and IAS 19.32–39, Multi-employer plans. The premiums for retirement pensions and survivor’s pensions are calculated individually and are based on salary, previously earned pension benefits, and expected remaining years of service, among other factors. Premiums of $4,532 are estimated to be paid to Alecta for the year ended December 31, 2023 related to ITP 2.
Polestar Group’s share of the total savings premiums for ITP 2 in Alecta for the years ended December 31, 2023, 2022 and 2021, amounted to 0.31903%, 0.20597%, and 0.13056%, respectively. Further, Polestar Group’s share of the total number of active policy holders as of December 31, 2023, 2022 and 2021, amounted to 0.08470%, 0.07340%, and 0.04485%, respectively. The collective consolidation level comprises the market value of Alecta’s asset as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions. The collective funding ratio is normally allowed to vary between 125% and 175%. If the consolidation level falls below 125% or exceeds 175%, measures are taken to increase the contract price for new subscriptions and to expand exiting benefits or introduce premium reductions. As of December 31, 2023, 2022 and 2021, Alecta’s surplus of consolidation level amounted to 158%, 172%, and 172%, respectively.
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
As of December 31, 2023 the Group had granted equity settled share-based payments to the Executive Management Team ("EMT") (i.e., CEO, CFO, and COO1), and other key management members in the form of restricted stock units (“RSU”), and performance stock units (“PSU”) through the 2022 Omnibus Incentive Plan. As of December 31, 2022, the Group granted equity settled share-based payments to employees in the form of free shares, restricted stock units (“RSU”), and performance stock units (“PSU”) through the 2022 Omnibus Incentive Plan. During 2022, the Group also granted equity settled share-based payments in exchange for certain marketing services through November 1, 2023 and the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 18 - Reverse recapitalization for detail on the merger with GGI. Refer to Note 8 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan and marketing service agreement.
Leases
Polestar as lessee
At inception of a contract, the Group assesses whether the contract is or contains a lease. In determining the lease term, management considers all relevant facts and circumstances related to exercising an extension option or not exercising a termination option. Such options are only included in the lease term if the extension option or termination option is reasonably certain to be exercised or not
1 From August 31, 2023 there is no longer a Chief Operating Officer, “COO”, in the EMT.

exercised, respectively. If circumstances surrounding the Group’s decision related to extension and termination options change, the Group reassesses the term of the lease accordingly. As of December 31, 2023 and 2022, no material lease extension options existed.
At the lease commencement date, a Right of Use ("ROU") asset and a lease liability are recognized on the Consolidated Statement of Financial Position with respect to all lease arrangements in which the Group is a lessee. The lease liability is initially measured at an amount equal to the present value of the future lease payments under the lease contract, discounted by the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise in-substance fixed payments, among other fixed lease payments, and variable lease payments that depend on an index or a rate, the exercise price of purchase options (if the lessee is reasonably certain to exercise the options), and payments of penalties for terminating the lease (if the lease term reflects the exercise of an option to terminate the lease). The practical expedient of including non-lease components in the measurement of the lease liability for all asset classes is applied.
The ROU asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, and the estimate of costs to dismantle and remove the underlying asset or the site on which it is located, less any lease incentives received. The asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term, except ROU assets that are used in the manufacturing of vehicles, which are depreciated on a production basis and capitalized into inventory. For more information regarding amortization of the ROU asset, refer to Note 12 - Leases. The ROU asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
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
On the Consolidated Statement of Financial Position, the lease liabilities are presented within interest-bearing current liabilities, interest-bearing current liabilities - related parties, other non-current interest-bearing liabilities, and other non-current interest-bearing liabilities - related parties. In the Consolidated Statement of Loss and Comprehensive Loss, depreciation expense of the ROU assets is presented on the same line item(s) as similar items of PPE. The interest expense on the lease liability is presented as part of finance expense. In the Consolidated Statement of Cash Flows, amortization of the lease liability is presented as a cash flow from financing activities. Payments of interest, short-term leases and leases of low value are presented as cash flows from operating activities.
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
Polestar as lessor
In the Consolidated Statement of Financial Position, vehicles associated with the Group’s operating leases are recognized as non-current assets and presented as Vehicles under operating leases. The vehicles are initially measured at cost and depreciated on a straight-line basis over their respective lease term to their estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term. Liabilities related to repurchase obligations are recognized as other non-current and current liabilities. Following repurchase by Polestar, the vehicles are reclassified to Inventories.
Finance income and expense
Finance income and expense represent items outside the Group’s core business. These items are presented separately from Operating loss and include net foreign exchange rate gains (losses) on financial activities, interest income on bank deposits, other finance income, expenses to credit facilities, interest expense, and other finance expenses.
Income tax benefit (expense)
Polestar Group’s Income tax benefit (expense) consists of current tax and deferred tax. Taxes are recognized in the Consolidated Statement of Loss and Comprehensive Loss, except when the underlying transaction is recognized directly in equity, whereupon related taxation is also recognized in equity.
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
The assessment of the potential exposure to Pillar Two income taxes is based on the Group’s consolidated financial statements for the current year. Based on the assessment performed, the transitional safe harbor relief applies for most jurisdictions and in the few jurisdictions where this relief does not apply, the full ETR calculation results in an effective tax rate above 15%. Management is not currently aware of any circumstances under which this might change. Therefore, the Group does not expect a potential exposure to Pillar Two top-up taxes.
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

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs	Treasury share[1]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period
Convertible Credit Facilities with Volvo Cars and Geely	If the instrument is converted, the number of shares issued on the date of the conversion
1 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Intangible assets and goodwill
An intangible asset is recognized when it is identifiable, Polestar Group controls the asset, and it is expected to generate future economic benefits. Intangible assets have either finite or indefinite lives. Finite lived intangible assets are patents, intellectual property (“IP”), both acquired and internally developed, and software. Indefinite lived intangible assets are Goodwill and Trademarks.
Intangible assets are measured at acquisition or internal development cost, less accumulated amortization and, as applicable, impairment loss. Intangible assets with finite lives are amortized on a straight-line basis. The Group makes estimates and judgements related to expected usage of intangible assets in accordance with management’s 2024-2028 business plan, product life cycles, technological obsolescence, developments, and advancements specific to the battery electric vehicle industry. Management estimates the useful life of intangible assets by taking into account judgements on how the Group plans to utilize such intangibles in accordance with the business plan and any related rights and obligations under its contractual agreements. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The useful lives of intangible assets with indefinite useful lives, goodwill and trademarks, are assessed annually to determine whether the indefinite designation continues to be appropriate. Intangible assets with indefinite useful lives are tested for impairment annually or if an event which could give rise to impairment occurs.
Manufacturing engineering
Polestar Group has entered into agreements with Volvo Car Group (“Volvo Cars”) and Zhejiang Geely Holding Group Company Limited (“Geely”), related parties regarding manufacturing engineering for the development of Polestar's vehicles. Amortization of manufacturing engineering is capitalized into inventory on a production basis.
Acquired IP

Polestar Group has entered into agreements with Volvo Cars and Geely, a related party, regarding patent rights, the development of technology for both upgrades of existing models and upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar Group is in control of the developed product for use, either through a license or through ownership of the IP. Acquired IP are finite-lived intangible assets which are amortized once the acquired IP is ready for its intended use, over their estimated useful lives for 3-7 years. The remaining useful life of acquired IP is between 1-6 years.
During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its acquired IP related to the PS2. Historically, amortization of acquired IP related to the PS1 and PS2 was included in Research and development expenses as it represented foundational IP that was leveraged across multiple vehicle models. However, in the fourth quarter of the year ended December 31, 2023, there was a change where the acquired IP related to the PS2 was no longer amortized into Research and development expenses and was instead capitalized into inventory. The change occurred due to changes in the way the PS2 acquired IP will be used in Polestar's other vehicle models. As a result, there was a change in estimate related to the method of depreciation used for the acquired IP from the straight-line method to the units of production method. Because of this change in use, it is more appropriate to use the units of production method over the remaining life-time units to be produced. This provides an accurate estimate of the per-unit cost attributable to the acquired IP. The total impact of these changes is a decrease in Research and development expenses of $12,485 and an increase to Inventories of $3,402. Amortization of acquired IP related to the PS1 terminated in connection with the end of PS1 production as planned as of December 31, 2021. All PS1 assets have been fully amortized.
Internally developed IP
Internally developed IP are finite-lived intangible assets which are amortized over their estimated useful lives for 3-7 years. Amortization of internally developed IP is included in Research and development expenses and commences when the internally developed IP is ready for its intended use.
During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its internally developed IP related to the PS2. Historically, amortization of internally developed IP related to the PS1 and PS2 was included in Research and development expenses as it represented foundational IP that was leveraged across multiple functions of the Group. However, in the fourth quarter of the year ended December 31, 2023, there was a change where the internally developed IP related to the PS2 was no longer amortized into Research and development expenses and was instead capitalized into inventory. As a result, there was a change in estimate related to the method of depreciation used for the acquired IP from the straight-line method to the units of production method. Because of this change in use, it is more appropriate to use the units of production method over the remaining life-time units to be produced. This provides an accurate estimate of the per-unit cost attributable to the acquired IP.
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

Research and development expense recognized for the years ended December 31, 2023, 2022 and 2021, amounted to $157,280, $174,916, and $234,019, respectively. Research and development expense for the years ended December 31, 2023 and 2022 was substantially related to PS2 technology. Research and development expense recognized for the year ended December 31, 2021 was substantially related to the amortization of PS1 technology with some amortization related to PS2 technology.
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
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination. Goodwill was generated as a result of Volvo Cars acquiring Polestar Group in July 2015. For more detailed information on goodwill and intangible assets, see Note 15 - Intangible assets and goodwill.
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
Buildings
Buildings under development are measured at actual costs. The actual costs include various construction expenditures during the construction period, borrowing costs capitalized before the building is ready for intended use, and other relevant costs. Buildings under development are not depreciated and are transferred to buildings when ready for the intended use.
Tooling
Polestar owns the unique tooling which is used in the manufacturing of its vehicles. Tooling is depreciated on a production basis and capitalized into inventory.
PPE, excluding tooling, are depreciated on a straight-line basis down to their residual value, which is typically estimated to be zero, over their estimated useful lives. Each part of a tangible asset, with a cost that is significant in relation to the total cost of the item, is depreciated separately when the useful life for that part differs from the useful life of the other parts of the item.
The following useful lives are applied in Polestar Group:

Asset	Useful lives (in years)
Buildings	30-50
Machinery and equipment (excluding tooling)	3-7
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
Machinery under development
Asset under construction mainly consists of the construction activities related to the Company’s tooling equipment being built to serve the manufacturing of production vehicles. These assets are carried at cost, less any recognized impairment loss. All direct costs associated with the acquisition or construction of the tooling equipment, including interest expenses on borrowings, are capitalized. The amounts capitalized in machinery under development pertain to the completed work-in-progress portions of the tooling that Polestar has the control over and have no alternative use for the supplier. Once construction is completed and the assets are ready for their intended use, they are reclassified into the appropriate category of PPE. Depreciation of these assets begins when they are ready for their intended operational use and placed in production.
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
For the impairment assessment, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-generating-unit or CGU). Prior to December 31, 2023, Polestar tested assets for impairment under a single CGU as all assets were concentrated around fewer product lines with largely the same assets in use to generate cash flows. Prior to the year ended December 31, 2023, Polestar's entire business constituted a single CGU. As the business has grown, the capital intensive assets used to generate each model have become largely independent and therefore generate independent cash flows. Polestar's evaluation of its CGUs changed during the year ended December 31, 2023, triggered by the commercialization of the Polestar 4, production of the Polestar 3, and changes in the expected usage of intangible assets undergoing internal development. For the year ended December 31, 2023, Polestar has four cash generating units: (1) the Polestar 2, (2) the Polestar 3, (3) the Polestar 4, and (4) internal development projects, mainly the Polestar 5, Polestar 6, and PX2 powertrain. Any impairment recognized due to the change in Polestar's evaluation of its CGUs constitutes a change in accounting estimate.
Goodwill is allocated based on the nature of the transaction which gave rise to the Goodwill and the consequential synergies. Accordingly, Goodwill is not allocated to a specific CGU due to the nature of the transaction which generated such Goodwill. Similarly, the Polestar trademark is not allocated to a specific CGU. Goodwill and trademarks are tested for impairment at the corporate level which reflects all assets of the Company, as a whole.
In testing a CGU for impairment, Polestar compares the CGU’s carrying amount to its recoverable amount. Polestar calculates the recoverable amount using Level 3 measurement inputs because a quoted or observable price is not available in active markets related to the Group's CGUs. The recoverable amount is the higher of the CGU’s fair value less costs of disposal or “Value In Use.” Value In Use is defined as the present value of the future cash flows expected to be derived from an asset (i.e., a discounted cash flow). For the year ended December 31, 2023, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2024-2028 business plan. All CGUs use an after tax discount rate of 15.5%. For the year ended December 31, 2022, this discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2023-2027 business plan and an after-tax discount rate of 14.0%.

The terminal growth rate is for cash flows through the following 10 years. Polestar did not apply a terminal growth rate in calculating each CGU's cash flows when testing the CGUs for impairment for the year ended December 31, 2023. For the year ended December 31, 2022 a terminal growth rate of 2.0% for cash flows through the following 10 years was used.
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
Mainly due to a decrease in forecasted demand for PS2, Polestar impaired its PS2 CGU as of December 31, 2023. The recoverable amount of the PS2 CGU was $696,950, resulting in an impairment loss of $339,568. No impairment losses were recognized as of December 31 2022, and 2021.
Equity method investments
Polestar applies the equity method of accounting when it has an ownership interest that conveys significant influence over the associate, typically through interest in the voting stock of the associate of between 20% and 50%.
Under the equity method of accounting, at the date of acquisition, the investment is recorded at cost and the Group’s proportionate share of the unconsolidated associate’s net income or loss is included in the Consolidated Statement of Comprehensive Loss, adjusted to eliminate intercompany gains and losses.
The carrying amount of the Group’s investment is adjusted to recognize its share of realized profit or loss. If Polestar's share of realized losses exceeds the carrying amount of its investment, the investment balance will be written down to not less than zero. In future periods, when Polestar’s share of associate earnings returns to positive, the earnings will be netted against all previously unrecognized losses, providing recognized earnings.
Polestar eliminates its unrealized profit from downstream inventory transactions against the carrying amount of its investment. If the unrealized profit exceeds the balance of the investment, Polestar will reduce the carrying amount of its investment to zero. Any remaining portion of Polestar’s share of unrealized profit will not be eliminated.
Polestar conducts routine evaluations of its investment to determine if there are any indicators of impairment present and if there is subsequently objective evidence that the investment is impaired and will recognize an impairment loss when there is a decline in value below carrying value that is other than temporary.
As of December 31, 2023 Polestar has an equity method investment in Polestar Technology (Shaoxing) Co., Ltd ("Polestar Technology"), recognized within Investment in associates in the Consolidated Statement of Financial Position.
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
A financial asset or a portion of a financial asset is derecognized when the asset is settled or when substantially all significant risks and benefits linked to the asset have been transferred to a third party. Where Polestar Group concludes that all significant risks and benefits have not been transferred, the portion of the financial assets corresponding to Polestar Group’s continuous involvement continues to be recognized.
Financial assets and liabilities are presented separately in the Consolidated Statement of Financial Position except where there is a legally enforceable right to offset the recognized amounts and there is an intention of settling them on a net basis, to realize the assets and settle the liabilities simultaneously.
Financial liabilities
Financial liabilities in the Consolidated Statement of Financial Position encompass Liabilities to credit institutions, Trade payables, other current and non-current financial liabilities, and derivative liabilities (i.e., Earn-out rights and Class C Shares).
A financial liability or a portion of a financial liability is derecognized when the obligation in the contract has been fulfilled, cancelled or has expired.
The Group classifies its derivative financial instruments and marketable securities as carried at FVTPL, while all other financial assets and liabilities are carried at amortized cost. Refer to Note 18 - Reverse recapitalization for additional information on the Earn-out rights and the Class C Shares.
Impairment of financial assets
The Group assesses, on a forward-looking basis, the expected credit loss associated with financial assets measured at amortized cost. For the initial recognition of financial assets carried at amortized cost, primarily Trade receivables with similar risk characteristics, an analysis is made to identify the need for a provision for expected credit losses (“ECL”). The Group uses the simplified approach for estimating ECLs, which requires expected lifetime losses to be recognized from the initial recognition of the receivable. The Group considers historical credit loss experience, current economic conditions, supportable forecasts for future economic conditions, macroeconomic conditions, and other expectations of collectability. The ECL provision is reevaluated on an ongoing basis after initial recognition.
When an ECL is calculated, and if it is material, it is recognized in an allowance account which decreases the amount of Trade receivables. The amount of the expected credit loss will be recognized as an expense in the Consolidated Statement of Loss and Comprehensive Loss. As of December 31, 2023 and 2022, the Group has recognized de minimis write-offs on receivables due from unrelated parties.
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
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of December 31, 2023, the fair value of the Class C-2 Shares was determined to equal $1,080 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.24 per share, an implied volatility of 88%, a risk-free rate of 3.9%, a dividend yield of $0, and a 1,000 time-steps for the binomial lattice option pricing model. As of December 31, 2022, the fair value of the Class C-2 Shares was determined to equal $10,080 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $1.12 per share, an implied volatility of 89%, a risk-free rate of 4.0%, a dividend yield of $0, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 18 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights
The Former Parent’s contingent earn-out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The Earn-out liability is presented in non-current liabilities within the Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn-out is determined using a Monte Carlo simulation that incorporates a term of 3.98 years, the five earn-out tranches, and the probability of the Class A Shares in Parent reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in Parent to the Former Parent. As of December 31, 2023, the fair value of the earn-out was determined to equal $155,402 by leveraging an implied volatility of 80% and a risk-free rate of 3.9%. As of December 31, 2022, the fair value of the earn-out was determined to equal $598,570 by leveraging an implied volatility of 75% and a risk-free rate of 4%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 18 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Valuation methodology for the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan
The fair value of the RSUs granted April 3, 2023 was determined by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per RSU). The fair value of the RSUs granted September 9, 2022 was determined by the reference Group's share price of $6.72 on the grant date. The fair value of PSUs granted April 3, 2023 and September 9, 2022 was determined by calculating the weighted-average fair value of the 368,732 and 241,705 respective units linked to market-based vesting conditions and the 1,106,195 and 644,116 respective units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s closing share price of $3.79 and $6.72 on the business day immediately preceding the grant date (i.e., $3.79 and $6.72 per unit) April 3, 2023 and September 9, 2022. The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate.
For the shares granted April 3, 2023, the fair value per unit of the units linked to market-based vesting conditions was determined to be $3.33 by leveraging an implied volatility of 75%, a peer group historical average volatility of 63.5%, a risk-free rate of 3.8%, a simulation term of 2.7 years, a dividend yield of 0%, and 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $3.68. For the shares granted September 9, 2022, the fair value per unit of the units linked to non-market-based vesting conditions was determined to be $7.93 by leveraging an implied volatility of 70%, a peer group historical average volatility of 81.9%, a risk-free rate of 3.5%, a simulation term of 2.3 years, a dividend yield of nil, and a 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $7.02. Refer to Note 8 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan.
Inventories
Inventories in Polestar Group includes new, used, and internal vehicles. Internal vehicles are those used by employees or the Group for demonstration, test drive, and various other operating purposes that will be sold as used vehicles. Most internal vehicles are utilized for a period of one year or less prior to sale. Inventories are measured at the lower of acquisition or manufacturing cost and NRV and consist primarily of finished goods as of December 31, 2023 and 2022. NRV is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The acquisition or manufacturing costs of inventory includes costs incurred in acquiring the inventories and bringing them to their present location and condition, including, but not limited to, costs such as freight and customs duties, and certain costs related to IP. Costs for selling, administration and financial expenses are not included. For groups of similar products, a group valuation method is applied. The cost of similar assets is established using the first-in, first-out method (FIFO). The estimate of the provision for impairment of Inventories is determined for those assets that have lost their value.
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

Warranty provisions
The Group issues various types of product warranties, under which the Group generally guarantees the performance of products delivered and services rendered for a certain period of time. The estimated warranty costs include those costs which are related to contractual warranties, warranty campaigns (i.e., recalls), and warranty cover in excess of contractual warranties or campaigns. Warranty cover in excess of contractual warranties or campaigns occurs when Polestar Group provides a customer warranty type assistance, above and beyond the stated nature of the contract. This type of warranty cover is normal practice in maintaining a strong business relationship with the customer; the Group accordingly includes the estimate of this provision in total estimated warranty costs. In the future, the Group, may at various times initiate a recall if any products or vehicle components, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations.
All warranty provisions are recognized at the time of the sale of vehicles. The initial calculations of the warranty provisions are based on historical warranty statistics, considering factors like known quality improvements and costs for remedying defaults. The warranty provisions are subsequently adjusted if recalls for specific quality problems are made. On a semi-annual basis, the provisions are adjusted to reflect the latest available data such as actual spend and exchange rates. The provisions are reduced by warranty reimbursements from suppliers. Such refunds from suppliers decrease Polestar Group’s warranty costs and are recognized to the extent these are considered to be virtually certain, based on historical experience or agreements entered into with suppliers.
Employee benefits provisions
Employee benefits provisions comprise estimated costs related to short-term incentive programs, long-term incentive programs, and post-employment benefit programs. Estimates for these provisions primarily give consideration to employment agreements and regular internal determinations made by the Board's compensation committee regarding cash-based incentives for employees. Refer to the Employee benefits section elsewhere in this footnote for additional discussion on the Group's incentive and post-employment benefits programs.
Litigation provisions
Litigation provisions comprise estimated costs for advisors, settlements, and other legal costs associated with lawsuits under which the Group is a defendant or in circumstances where the Group has indemnified other parties subject to a lawsuit. Estimates for these provisions give consideration to advice from advisors, precedents set by outcomes from lawsuits of similar nature, legal budgets, and internal assessments of trial timing and risk. Refer to Note 23 - Current and non-current provisions for additional detail of individual litigation provisions for circumstances where the Group's exposure is deemed material.
Other provisions
Other provisions primarily comprise estimated costs for taxes and other miscellaneous items. Estimates for these provisions give consideration to historical trends, various other risks, and specific agreements related to recoveries provided by suppliers which cannot be allocated to any other class of provision.
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
Borrowing costs
Borrowing costs are expensed as incurred unless they are directly attributable to the acquisition, construction or production of a qualifying asset and are therefore part of the cost of that asset. In accordance with IAS 23 and IAS 16, borrowing costs related to machinery under development have been capitalized. These borrowing costs relate to special vendor tools and special type bound tooling, which have deferred payment terms. The borrowing costs capitalized for the years ended December 31, 2023 and 2022 were $6,881 and $7,920 respectively. The capitalization rate used to determine the amount of capitalized borrowing costs was 5.60% and 8.40% for the years ended December 31, 2023 and 2022, respectively.
Note 3 - Financial risk management
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
Transaction exposure risk
Currency transaction risk arises from commercial transactions and settlement of recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity.
For example, Polestar purchases vehicles in CNY via a SEK denominated legal entity from Volvo Cars' Taizhou plant in China (see Note 27 - Related party transactions for further discussion on contract manufacturing arrangements). Under this contract manufacturing arrangement with Volvo Cars, Polestar's purchasing entity bears the currency transaction risk upon purchasing and recognizing the vehicles in inventories, which are denominated in SEK. As the SEK/CNY exchange rate fluctuates, the amount of SEK required to purchase a vehicle in CNY has a corresponding fluctuation. During the year ended December 31, 2023, the SEK strengthened against the CNY by approximately 7.58%, from 0.66 SEK/CNY on January 1, 2023 to 0.71 SEK/CNY as of December 31, 2023. During the comparative period, the SEK deteriorated against the CNY by approximately 5.7%, from 0.70 SEK/CNY on January 1, 2022 to 0.66 SEK/CNY as of December 31, 2022.
During the year ended December 31, 2023, the Group was primarily exposed to changes in EUR/SEK, GBP/SEK, CNY/SEK, and CNY/USD foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2023 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
		(Restated)
EUR/SEK exchange rate - increase/decrease 10%	+/-	38,460
GBP/SEK exchange rate - increase/decrease 10%	+/-	10,838
CNY/SEK exchange rate - increase/decrease 10%	+/-	9,184
CNY/USD exchange rate - increase/decrease 10%	+/-	7,028
During the year ended December 31, 2022, the Group was primarily exposed to changes in CNY/SEK, EUR/SEK, USD/SEK and GBP/SEK foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2022 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
		(Restated)
CNY/SEK exchange rate - increase/decrease 10%	+/-	60,110
EUR/SEK exchange rate - increase/decrease 10%	+/-	44,850
USD/SEK exchange rate - increase/decrease 10%	+/-	35,445
GBP/SEK exchange rate - increase/decrease 10%	+/-	8,948
During the year ended December 31, 2021, the Group was primarily exposed to changes in the CNY/SEK, USD/SEK, EUR/SEK, and CNY/USD foreign exchange rate. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2021 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
		(Restated)
CNY/SEK exchange rate - increase/decrease 10%	+/-	60,066
USD/SEK exchange rate - increase/decrease 10%	+/-	22,747
EUR/SEK exchange rate - increase/decrease 10%	+/-	7,638
CNY/USD exchange rate - increase/decrease 10%	+/-	3,907
The Group’s overall transaction currency exposure is reduced by natural hedging, which consists of the currency exposures of the business operations of different entities partially offsetting each other at the Group level. These natural hedges eliminate the need for hedging to the extent of the matched exposures.
Translation exposure risk
Currency translation risk arises from the consolidation of subsidiaries with a functional currency other than USD (i.e., the functional currency of the Parent). Translation risk arises from the conversion of balances denominated in foreign currencies to the functional currency using monthly closing exchange rates. Such currency effects (i.e., foreign currency gains and losses) are recorded in the Consolidated Statement of Loss and Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the Swedish Krona (“SEK”), the Euro (“EUR”) the Chinese yuan (“CNY”), and the Great British Pound ("GBP").
Other risk

The Group is exposed to market volatility risk through the financial liabilities for the Class C Shares and Earn-out rights. These instruments are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. The Class C-1 Shares are publicly traded on the Nasdaq. The Class C-2 Shares and Earn-out rights are not publicly traded and require Level 2 and Level 3 fair value measurements, respectively. Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for further details on the Class C Shares, Earn-out rights, and related valuation methodologies. The following table illustrates the estimated impact of a 10% change in market volatility:

	Impact on loss before income taxes
	2023		2022
Earn-out liability - increase 10%	+	32,137	+	60,531
Earn-out liability - decrease 10%	-	(43,341)	-	(55,828)

	Impact on loss before income taxes
	Fair value change - Class C-1 Shares			Fair value change - Class C-2 Shares
		2023	2022		2023	2022
		(Restated)			(Restated)
Class C Shares liability - increase of 10%	+	820	800	+	180	450
Class C Shares liability - decrease of 10%	-	(820)	(960)	-	(180)	(540)
Interest rate risk
The Polestar Group’s main interest rate risk arises from short-term Liabilities to credit institutions and long-term related party loans with variable rates, which exposes the Group to cash flow interest rate risk. As of December 31, 2023 and 2022, the nominal amount of Liabilities to credit institutions with floating interest rates are $1,926,665 and $994,102, respectively. The nominal amount of loans with floating interest rates within the other non-current interest-bearing liabilities - related parties caption is $1,250,000 as of December 31, 2023. The non-current interest-bearing liabilities - related parties loan had not been drawn on during the year ended December 31, 2022. Management closely monitors the effects of changes in the interest rates on the Group’s interest rate risk exposures, but the Group currently does not take any measures to hedge interest rate risks. Interest rate risk associated with these loans is limited given their short-term duration.
The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. The analysis is performed on the same basis for 2023 and 2022.

	Impact on loss before income taxes
	2023		2022
	(Restated)
Interest rates - increase/decrease by 1%	+/-	15,909	+/-	5,219
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
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar Group will incur losses as a result of non-payment by counterparties related to the Group’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar Group has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar Group also considers the credit risk assessment of its counterparties by the capital markets and places priority on institutions with high creditworthiness and balanced risk diversification. The credit rating of financial counterparties used during the years ended December 31, 2023 and 2022 were in the range of BBB to A+.
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
Operational credit risk

Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to the Group. Trade receivables at Polestar Group mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from Trade receivables encompasses the default risk of customers. Management evaluates for concentrations of credit risk at the customer level based on the outstanding Trade receivables balance of each respective customer account. As of December 31, 2023, two unrelated parties accounted for $23,635 (12.68%), and $19,205 (10.30%) of the Group's total Trade receivables (i.e., Trade receivables plus Trade receivables - related parties). As of December 31, 2022, an unrelated party accounted for $26,649 (13.10%) of the Group’s total Trade receivables. Historically, the Group has not incurred any losses from these customers and does not have any contractual right to off-set its payables and receivables.
Polestar has five categories of customers when considering sales of vehicles: (1) end customers who pay up-front for vehicles, (2) fleet customers, (3) dealers, (4) importers, and (5) financial service providers. All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To reduce risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks. For sales to dealers and importers, title to Polestar vehicles remains with Polestar until the invoice is paid in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated). Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar Group has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount of credit risk exposure is the carrying amount of Trade receivables. See Note 17 - Financial instruments for further details.
Liquidity risk
Liquidity risk is the risk that Polestar Group is unable to meet ongoing financial obligations on time. The Group faces liquidity risk from its loans from financial institutions as they are short-term in nature, typically with a credit term of one year or less. Trade payables with related parties represent working capital arrangements under which the liquidity needs of the Group are highly dependent on the continued flexible payment terms offered to the Group by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 27 - Related party transactions for additional information on these arrangements. Polestar Group needs to have adequate cash and highly liquid assets on hand to ensure the Group can meet its short-term financing obligations and other working capital needs. Polestar manages its liquidity by holding adequate volumes of liquid assets such as Cash and cash equivalents and Accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations and through capital contributions from private equity investors.
As of December 31, 2023 and 2022, the Group held Cash and cash equivalents of $768,264 and $973,877, respectively, that were available for managing liquidity risk. The Group entered into short-term financing arrangements with credit institutions and other financial service providers to enhance short term liquidity and financing needs. Refer to Note 25 - Liabilities to credit institutions for further details on short-term borrowings. The Group’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.
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
Capital management
Safeguarding the Group’s ability to continue as a going concern, driving growth to provide future returns for shareholders, and maintaining an optimal capital structure to reduce the cost of capital are Polestar Group’s primary objectives when managing capital and implementing related capital management strategies. As a Company which is quickly scaling, Polestar's treasury department regularly evaluates the cash needs of the Company and enters into debt arrangements with banks in Europe and China. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt, or enter into short term debt and financing arrangements to increase cash on hand, with an ultimate goal of striking a balance between capital generated through debt versus equity. Polestar's capital is summarized as follows:

	For the year ended December 31,
	2023	2022
	(Restated)	(Restated)
Share capital and Other contributed capital	3,636,355	3,605,397
Liabilities to credit institutions	2,026,665	1,327,102
Other non-current interest-bearing liabilities - related parties	1,413,257	43,643
Interest-bearing current liabilities - related parties	73,814	27,061
Total capital	$7,150,091	$5,003,203
As of December 31, 2023, Polestar's main sources of debt are working capital loans which are entered into with credit institutions and long-term related party loans. These obligations are reflected within Liabilities to credit institutions and other non-current and current interest-bearing liabilities - related parties on the Consolidated Statement of Financial Position, respectively, with a weighted average cost of capital of 6.41% and 10.39%, respectively.
Note 4 - Revenue

Polestar Group disaggregates Revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of Revenue and cash flows from these customer contracts as seen in the table below:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Sales of vehicles[1]	2,313,124	2,386,685	1,298,918
Sales of software and performance engineered kits	18,994	21,308	25,881
Sales of carbon credits	1,452	10,984	6,299
Vehicle leasing revenue	17,421	16,719	6,217
Other revenue	17,094	5,122	6,310
Total	$2,368,085	$2,440,818	$1,343,625
1 - Revenue related to sales of vehicles is inclusive of accessory revenue and extended and connected services recognized over time.
For the years ended December 31, 2023, 2022 and 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles and software performance upgrades.
For the year ended December 31, 2023, the Group's largest customer that is not a related party accounted for $372,597 (16%) of Revenue. For the years ended December 31, 2022 and December 31, 2021, no sole customer exceeded 10% of total Revenue. The Group’s two largest customers that are not related parties accounted for $156,400 (6%) and $135,544 (10%) of Revenue respectively, for the years ended December 31, 2022 and December 31, 2021. Refer to Note 27 - Related party transactions for further details on revenue from related parties.
Refund liabilities
For the years ended December 31, 2023, 2022, and 2021, the Group reduced revenue by $119,832, $54,909, and $49,683 for amounts related to variable consideration due to customers or service providers incentivizing contracts with customers, primarily in the form of volume related bonuses or discounts, residual value guarantees, and interest rate subvention schemes. Accruals related to refund liabilities are presented in other current and non-current liabilities. Refer to Note 24 – Other current and non-current liabilities.
Contract liabilities

	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2022	21,830	17,120	16,693	55,643
Provided for during the year	31,580	16,058	18,902	66,540
Settled during the year	—	—	—	—
Released during the year	(12,807)	(2,889)	(22,512)	(38,208)
Effect of foreign currency exchange rate differences	(747)	(1,778)	(48)	(2,573)
Balance as of December 31, 2022	$39,856	$28,511	$13,035	$81,402
of which current	18,043	4,083	10,258	32,384
of which non-current	21,813	24,428	2,777	49,018

Provided for during the year - (Restated)	30,811	14,469	56,022	101,302
Settled during the year	—	—	—	—
Released during the year	(23,917)	(4,973)	(18,704)	(47,594)
Effect of foreign currency exchange rate differences	755	1,558	609	2,922
Balance as of December 31, 2023 - (Restated)	$47,505	$39,565	$50,962	$138,032
of which current - (Restated)	22,150	6,135	46,594	74,879
of which non-current - (Restated)	25,355	33,430	4,368	63,153
As of December 31, 2023, total contract liabilities amounted to $138,032, which was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue. As of December 31, 2022, the aggregate amount of the transaction price related to sales of vehicles allocated to the remaining performance obligations was $81,402.
Revenue recognized during the year ended December 31, 2023 related to contract liabilities outstanding as of January 1, 2023 was $32,384, and no Revenue was recognized during the period related to performance obligations fully (or partially) satisfied in prior periods. Revenue recognized during the year ended December 31, 2022 related to contract liabilities outstanding as of January 1, 2022 was $27,989, and no Revenue was recognized during the period related to performance obligations fully (or partially) satisfied in prior periods. Revenue recognized during the year ended December 31, 2021 related to contract liabilities outstanding as of January 1, 2021 was $4,648, and no Revenue was recognized during the period related to performance obligation fully or (partially) satisfied in prior periods.
Note 5 - Geographic information
Polestar Group determined it has one reportable segment as the chief operating decision maker (“CODM”) assesses financial information and the performance of the business on a consolidated basis. The Group manages its business as a single operating segment, which is the business of commercializing and selling battery electric vehicles and related technologies. All substantial decisions regarding allocation of resources as well as the assessment of performance is based on the Group as a whole.
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
The following tables show the breakdown of Polestar Group’s Revenue from external customers and non-current assets (PPE, Vehicles under operating leases, and Intangibles and goodwill) by geographical location where the Polestar company recognizing the Revenue is located:

	For the year ended December 31,
	2023	2022	2021
Revenue	(Restated)	(Restated)	(Restated)
United Kingdom	529,372	338,042	207,031
USA	388,080	515,711	250,853
Sweden	272,891	358,607	197,253
Germany	242,923	287,010	117,642
Canada	129,209	84,220	17,335
Belgium	111,829	88,823	53,411
Australia	103,288	64,547	—
Netherlands	98,351	111,316	132,547
Denmark	95,234	67,836	37,967
Norway	92,688	231,310	231,640
Korea	59,809	118,108	—
Finland	45,567	42,236	10,056
Switzerland	42,611	37,855	41,131
Italy	35,244	1,067	—
Austria	33,898	27,604	5,465
China	26,216	39,203	39,650
Other regions[1]	60,875	27,323	1,644
Total	$2,368,085	$2,440,818	$1,343,625
1 - Revenue: Other regions primarily consist of Spain,Ireland and Portugal in 2023. Other regions primarily consist of Singapore in 2022 and 2021.

	As of December 31,
	2023	2022
Non-current assets[2]	(Restated)	(Restated)
Sweden	1,305,295	1,152,569
China	549,531	578,641
United Kingdom	32,342	35,334
Germany	27,058	31,005
USA	5,017	16,247
Other regions[3]	45,726	29,269
Total	$1,964,969	$1,843,065
2 - Non-current assets: excludes financial assets, deferred tax assets, other non-current assets, and other investments.
3 - Other regions primarily consist of Switzerland, Belgium, Australia and Spain in 2023 and Canada and Netherlands in 2022.
Note 6 - Expenses by nature

The following table illustrates the Group's expenses for major functions by nature:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Inventory costs	2,183,847	2,174,192	1,226,746
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	339,568	—	—
Advertising, selling, and promotion costs	390,962	298,347	316,309
Professional services and consultant costs	252,734	270,656	219,499
Employee benefit expense	235,656	188,710	109,881
Impairment of inventory	146,550	14,830	30,782
Depreciation and amortization expense	115,445	140,806	211,579
Warranties and costs associated with settling contract liabilities	91,548	131,447	66,583
Polestar Space investor remuneration costs	53,570	54,611	39,438
Maintenance and insurance service costs	21,844	15,901	17,348
Other costs	47,955	65,263	15,380
Total cost of sales, selling, general and administrative expense, and research and development expense	$3,879,679	$3,354,763	$2,253,545
Note 7 - Employee benefits
The total employee benefits costs for the Group (including key management personnel) during the periods presented were as follows:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Wages, salaries, and other short-term benefits	157,011	127,242	83,053
Social security and other social benefits	44,255	30,216	8,228
Post-employment benefits	29,523	26,294	18,600
Share-based compensation	4,867	4,958	—
Total employee benefits	$235,656	$188,710	$109,881
Post-employment benefits primarily reflects those related to defined contribution plans for the years ended December 31, 2023, 2022 and 2021, inclusive of costs related to the ITP 2. Expenses related to defined contribution plans amounted to $21,125, $20,664 and $13,916 for the years ended December 31, 2023, 2022 and 2021, respectively.
The following table discloses total costs related to employee benefits for the Group’s Executive Management Team (“EMT”) and managing directors at the Group’s sales units:

	For the year ended December 31,
	2023	2022	2021
Short-term employee benefits	6,205	8,486	5,094
Post-employment benefits	907	996	525
Other long-term benefits	—	228	417
Share-based compensation	1,829	1,294	—
Total benefits to key management personnel only	$8,941	$11,004	$6,036
The Group’s EMT has the authority and responsibility for planning, directing, and controlling the Polestar Group’s activities. The CEO has the ultimate authority for approval of actions proposed by each member of the EMT. As of December 31, 2023, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO); and
•Johan Malmqvist (Chief Financial Officer, “CFO”).
On August 31, 2023, Dennis Nobelius resigned as Chief Operating Officer (“COO”).
As of December 31, 2022 and 2021, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO);
•Johan Malmqvist (CFO); and

•Dennis Nobelius (COO).
The average monthly number of persons employed by the Group (including key management personnel) for the periods presented were as follows:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Sales and marketing	796	705	369
R&D, design, and digital	756	639	334
Manufacturing	19	12	8
Management, administration, and others	651	534	282
Total average monthly headcount of the Group	2,222	1,890	993
Note 8 - Share-based payment
As noted in Note 1 - Overview and basis of preparation, Polestar granted shares to employees under the Omnibus Plan as part of the Group’s employee compensation. Under the Omnibus Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan, all of which are equity-settled. The following table illustrates share activity for the year ended December 31, 2023:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2023	858,821	458,620	4,222	1,321,663
Granted	1,378,621	530,424	—	1,909,045
Vested	—	(169,853)	(4,222)	(174,075)
Cancelled	(266,366)	(57,120)	—	(323,486)
Outstanding as of December 31, 2023	1,971,076	762,071	—	2,733,147
The following table illustrates share activity for the year ended December 31, 2022:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2022	—	—	—	—
Granted	858,821	629,303	334,990	1,823,114
Vested	—	(170,683)	(330,768)	(501,451)
Cancelled	—	—	—	—
Outstanding as of December 31, 2022	858,821	458,620	4,222	1,321,663
The following table illustrates total share-based compensation expense, all of which was equity settled, for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
Selling, general and administrative expense	5,131	7,128	—
Research and development expense	262	2,781	—
Total	$5,393	$9,909	$—
At-listing plan
All executives and other key management members are eligible to receive RSUs under this plan. RSUs were granted on September 9, 2022 with the vesting commencement date of June 24, 2022; 33% of the RSUs vested on October 3, 2022 and 33% of the RSUs vested on June 24, 2023. The remaining RSUs will vest in one installment, with the final 34% of awards vesting on June 24, 2024. In order for the RSUs to vest, the employee must remain employed with Polestar at the vesting date. The total number of RSUs granted in 2022 was 517,220, with a fair value of $3,476 as of the grant date. During 2023 the total numbers of awards vested was 169,853 with a fair value of $1,141. During 2022 the total number of awards vested was 170,683 with a fair value of $1,147. The total number of awards cancelled due to employees who left the company in 2023 amounted to 23,780 with a fair value of $160. During 2022 there were no changes to the number of awards granted during the period due to leavers or any vesting/non-vesting conditions.
Post-listing plan

Under this plan, the EMT (i.e., CEO, CFO, and COO), are eligible to receive PSUs and other key management members are eligible to receive RSUs and PSUs. Awards were granted on April 3, 2023 and are equity-settled with a three-year cliff vesting period, where the vesting commencement date was January 1, 2023 and final vesting date is April 3, 2026. Awards were also granted on September 9, 2022 with a three-year cliff vesting period, where the vesting start date is October 3, 2022 with a final vesting date of June 24, 2025. For the shares granted on September 9, 2022 the vesting commencement date was June 24, 2022.
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
Non-market conditions
•25% Cash flow – The target is equal to unleveraged free cash flow accumulated from 2022 – forecasted 2024 for the awards granted during 2022 and from 2023 – forecasted 2025 for the awards granted during 2023.
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
During 2023, under the Post-listing plan, the Group granted 1,909,045 awards, of which 1,378,621 are PSUs, with a fair value of $5,073 as of grant date. The total number of RSUs granted was 530,424, with a fair value of $2,010 as of the grant date. Changes to numbers of awards granted during 2023 due to leavers amounted to 299,706, where the total number of PSUs was 266,366 with a fair value of $980 and RSUs was 33,340 with a fair value of $126. There were no changes to numbers of awards granted during the period due to any vesting/non-vesting conditions. During 2022, the total number of RSUs granted was 112,083, with a fair value of $753 as of the grant date. The total number of PSUs granted in 2022 was 858,821, with a fair value of $6,031 as of the grant date. During 2022, there were no changes to the number of shares granted during the period due to leavers or any vesting/non-vesting conditions.
Free share plan
All permanent employees hired no later than December 31, 2021 who remained employed were granted free shares on September 30, 2022. The awards vested on October 3, 2022 and are subject to a one-year holding period. During 2022, the total number of Free Shares granted and vested was 334,990 and 330,768, respectively, with vested shares fair value of $1,715 as of the grant date. During 2023 the remaining free shares were vested with a fair value of $22. The fair value of the Free shares was determined using the market value of the shares listed on the Nasdaq. Under the Free Share plan, Polestar must withhold the tax obligation related to the share-based payment and transfer that amount in cash to the tax authority on the employee's behalf. Polestar does not withhold shares in order to settle the employee's tax obligations.
Marketing consulting services agreement
On March 24, 2022, Polestar granted an equity-settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 Class A Shares vested on August 31, 2022, the date the F-1 Registration Statement became effective. The remaining 250,000 Class A Shares vest over eight equal quarterly installments with the final vesting date of November 1, 2023. The grant date fair value of the marketing consulting agreement was $5,308 which was determined using the market value of the shares listed on the Nasdaq. Of the 500,000 Class A Shares granted, 375,000 Class A Shares with a fair value of $4,946 were vested as of December 31, 2022. As of December 31, 2023, the final 125,000 Class A shares were vested and the Group incurred a share-based compensation expense of $359.
Note 9 - Other operating income and expense
The following table details the Group’s Other operating income and expense:

	For the year ended December 31,
	2023	2022	2021
	(Restated)
Other operating income
Net foreign exchange rate difference	37,466	—	—
Sales of plant operation services to a related party	25,202	—	—
Gain on asset grouping sold to a related party	16,334	—	—
Sales of carbon credits to a related party	5,628	—	—
Other operating income	15,773	4,723	1,520
Total	$100,403	$4,723	$1,520

	For the year ended December 31,
	2023	2022	2021
	(Restated)
Other operating expense
Transition services to Polestar Technology	27,630	—	—
Litigation expense, net of insurance	25,676	—	—
Non-income tax expense	669	1,083	1,064
Net foreign exchange rate difference	—	2,264	50,850
Other operating expenses	4,348	1,681	322
Total	$58,323	$5,028	$52,236
Refer to Note 10 - Investment in associates for further details on Transition services to Polestar Technology; Note 27 - Related party transactions for further details on sales of plant operation services and gain on Assets held for sale; and Note 28 - Assets held for sale for further details on gain on Assets held for sale.
Note 10 - Investment in associates
On June 19, 2023 Polestar entered into a strategic agreement with the technology company, Xingji Meizu, a limited liability company and subsidiary of DreamSmart Technology Pte. Ltd (“DreamSmart”), to combine Polestar’s capabilities of design and performance with the software and consumer electronics hardware development expertise of Xingji Meizu. Xingji Meizu and DreamSmart are related parties. The strategic agreement resulted in the inception of Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology") which is incorporated in China and has its registered office in Zhejiang province. Polestar Technology engages in the sales and marketing of Polestar vehicles, DreamSmart smartphones, augmented reality glasses, and other technology products in China. Polestar Technology is not publicly listed.
Under the strategic agreement, Polestar and Xingji Meizu committed to invest $98,000 and $102,000, respectively, in Polestar Technology in stages; subject to the parties meeting certain conditions precedent to each contribution. In exchange for the investments, Polestar and Xingji Meizu were granted equity ownership, board seats, and a right to receive 50% of the undistributed profit in Polestar Technology, allocated by their equity ownership ratio, once Polestar Technology becomes profitable. The stages of agreed contributions were as follows:
•An initial contribution of $60,000, comprised of $29,400 from Polestar and $30,600 from Xingji Meizu (the "First Contributions"), subject to the signing of articles of association of Polestar Technology, Polestar Technology's receipt of government approvals and authorizations in China, Polestar Technology's establishment of bank accounts, Polestar's completion of an internal restructuring in China, and the signing of certain ancillary agreements between Polestar and Polestar Technology related to transition services, sales of vehicles, brand licensing, and a sale of operating assets.
•A second contribution or series of contributions, subject to each investor's preference, within six months of the completion of the First Contributions totaling $140,000, comprised of $68,600 from Polestar and $71,400 from Xingji Meizu (the "Remaining Contributions"). The timeframe for completion of the Remaining Contributions may be changed if mutually agreed upon by Polestar, Xingji Meizu, and Polestar Technology.
On December 20, 2023, all conditions precedent to Polestar's obligation to make its First Contribution to Polestar Technology were satisfied and an investment for $29,400 was initially recognized. However, due to Polestar Technology evaluating a change in province of registration in China, cash was not injected by Polestar and Xingji Meizu until subsequent to December 31, 2023. Refer to Note 30 - Subsequent events for further details.
As of December 31, 2023, Polestar owned 49% of Polestar Technology and the remaining 51% was owned by Xingji Meizu. Polestar and Xingji Meizu held 40% and 60%, respectively, of the voting interests in Polestar Technology by virtue of their board seats and associated rights. The Group accounts for its investment in Polestar Technology under the equity method.
Transition services
On June 19, 2023, Polestar began providing transition services to Polestar Technology to assist Polestar Technology through the start-up process. As the terms of the transition service agreement were not finalized and signed until December 20, 2023, these services were provided to Polestar Technology without an agreement of commercial and legal terms (i.e., a contract) between the Group and Polestar Technology; resulting in Polestar providing the transition services to Polestar Technology at its own risk and without rights to consideration from Polestar Technology prior to December 20, 2023. All related costs were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss prior to signing and then reclassified to Other operating expenses at contract signing. Additionally, Polestar did not record an accrued asset and corresponding Other operating income associated with the right to receive payment for the transition services from Polestar Technology at contract signing because the probability of collecting consideration was deemed to be remote due to Polestar Technology's lack of available liquidity. Until facts and circumstances change such that it becomes probable Polestar will collect consideration under the terms of the agreement, Other operating income will be recognized if and when payment is received from Polestar Technology. During the year ended December 31, 2023, Polestar recognized $27,630 in expenses associated with providing transition services to Polestar Technology which are presented in Other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss.
Sales of vehicles

During the year ended December 31, 2023, Polestar and Polestar Technology entered into multiple vehicle sale and purchase agreements for Polestar to sell and deliver PS4s to Polestar Technology. Similar to transition services, the probability of collecting consideration under these agreements was deemed to be remote due to Polestar Technology's lack of available liquidity. As such, Polestar did not record an accrued asset and corresponding revenue associated with the right to receive payment for the vehicles. Until facts and circumstances change such that it becomes probable Polestar will collect consideration under the terms of the agreements, revenue will be recognized if and when payment is received from Polestar Technology. Additionally, despite Polestar Technology's lack of liquidity, physical possession and title to the vehicles are transferred to Polestar Technology without encumbrance or a right for Polestar to repossess the vehicles in the event Polestar Technology does not pay. This results in full recognition of inventory costs in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss upon delivery; offset only by an adjustment for the equity method elimination of downstream sales. During the year ended December 31, 2023, the total expense in Cost of sales for vehicles delivered where revenue was not recognized was $28,376, offset by adjustments for the elimination of downstream sales of $13,904.
Brand licensing
On November 15, 2023, Polestar licensed the use of the Polestar branding to Polestar Technology for use in its commercial operations in China in exchange for an annual royalty equal to 2% of Polestar Technology's net revenue each year. For the year ended December 31, 2023, no royalty revenue was recognized from Polestar Technology.
Sale of operating assets
On November 28, 2023, Polestar agreed to assign certain lease agreements and sell other related assets to Polestar Technology for their fair value of $8,159. This asset grouping was not classified as held for sale as of December 31, 2023 because Polestar deemed it unlikely that significant changes to the agreement would not occur or that the agreement would not be terminated after signing due to Polestar Technology's lack of liquidity and other unforeseen complexities.
The following table summarizes the activity related to Polestar's investment in Polestar Technology:

Balance as of January 1, 2023	—
Investment in Polestar Technology	29,400
Elimination of effects of downstream sales	13,904
Recognized share of losses in Polestar Technology	(43,304)
Balance as of December 31, 2023	$—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Technology:

Unrecognized balance as of January 1, 2023	—
Unrecognized share of losses in Polestar Technology	(1,407)
Unrecognized balance as of December 31, 2023	$(1,407)
The following table provides summarized financial information from Polestar Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment:

For the year ended December 31,
2023
Non-current assets	19,295
Current assets	95,770
Non-current liabilities	(8,774)
Current liabilities	(137,689)
Net liabilities	$(31,398)
The Group's share of net liabilities	(15,385)
Elimination of effects of downstream sales	13,904
Unrecognized losses in Polestar Technology	1,407
Other reconciling items	74
Carrying amount of the Group's investment in Polestar Technology	$—

Revenue	1,445
Net loss and total comprehensive loss	(91,247)
The Group's share of losses in Polestar Technology	$(44,711)
Note 11 - Finance income and expense
The following table details the Group’s finance income and expense:

	For the year ended December 31,
Finance income	2023	2022	2021
	(Restated)
Net foreign exchange rate gains on financial activities	37,236	—	31,574
Interest income on bank deposits	32,280	7,658	1,396
Other finance income	49	894	—
Total	$69,565	$8,552	$32,970

	For the year ended December 31,
Finance expense	2023	2022	2021
	(Restated)
Interest expense on credit facilities and financing obligations	116,190	33,331	11,681
Interest expense to related parties	84,480	37,945	30,770
Loss on debt modification	7,553	—	—
Interest expense related to lease liabilities	5,008	6,201	2,377
Other finance expenses	11	5	13
Credit facility expenses	—	—	377
Net foreign exchange rate losses on financial activities	—	30,920	—
Total	$213,242	$108,402	$45,218
For the years ended December 31, 2023, 2022 and 2021, interest expense to related parties was comprised of interest on overdue Trade payables balances and interest on related party borrowings. For the year ended December 31, 2023, Loss on debt modification relates to loss incurred on Polestar's modification of its related party convertible instrument with Volvo Cars. Refer to Note 27 - Related party transactions for further discussion.
Note 12 - Leases
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
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2022	45,113	51,144	96,257
Additions	42,449	1,065	43,514
Cancellations - (Restated)	—	(309)	(309)
Reclassification to Assets held for sale	(4,975)	—	(4,975)
Effect of foreign currency exchange rate differences	(4,399)	(4,817)	(9,216)
Balance as of December 31, 2022 - (Restated)	$78,188	$47,083	$125,271
Additions	49,807	4,762	54,569
Cancellations - (Restated)	(7,958)	(715)	(8,673)
Effect of foreign currency exchange rate differences	2,576	(1,298)	1,278
Balance as of December 31, 2023 - (Restated)	$122,613	$49,832	$172,445

Accumulated depreciation
Balance as of January 1, 2022	(10,159)	(6,999)	(17,158)
Depreciation expense - (Restated)	(12,389)	(492)	(12,881)
Depreciation expense capitalized to inventory - (Restated)	—	(5,765)	(5,765)
Depreciation expense employee benefits - (Restated)	—	(580)	(580)

Cancellations - (Restated)	—	152	152
Reclassification to Assets held for sale	430	92	522
Effect of foreign currency exchange rate differences	3,184	1,816	5,000
Balance as of December 31, 2022 - (Restated)	$(18,934)	$(11,776)	$(30,710)
Depreciation expense - (Restated)	(19,110)	(1,656)	(20,766)
Depreciation expense capitalized to inventory - (Restated)	—	(5,682)	(5,682)
Depreciation expense employee benefits - (Restated)	—	(1,635)	(1,635)
Cancellations - (Restated)	4,318	449	4,767
Impairment loss - (Restated)	—	(19,361)	(19,361)
Effect of foreign currency exchange rate differences	(565)	509	(56)
Balance as of December 31, 2023 - (Restated)	$(34,291)	$(39,152)	$(73,443)

Carrying amount as of December 31, 2022 - (Restated)	$59,254	$35,307	$94,561
Carrying amount as of December 31, 2023 - (Restated)	$88,322	$10,680	$99,002
Amounts related to leases recognized in the Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the year ended December 31,
	2023	2022	2021
Income from sub-leasing right-of-use assets	1,729	1,415	—
Expense relating to short-term leases	(888)	(1,598)	(1,300)
Expense relating to lease of low value assets	(5)	—	—
Interest expense on leases	(5,008)	(6,201)	(2,377)
Effect of foreign currency exchange rate differences	—	—	(39)
The current and non-current portion of the Group´s lease liabilities are as follows:

	As of December 31,
	2023	2022
Current lease liability	19,547	11,935
Current lease liabilities - related parties	10,628	9,928
Non-current lease liability	54,439	31,326
Non-current lease liabilities - related parties	42,634	43,643
Total	$127,248	$96,832
Expected future lease payments to be made to satisfy the Group´s lease liabilities are as follow:

	As of December 31,
	(Restated)	(Restated)
	2023	2022
Within 1 year	32,685	30,642
Between 1 and 2 years	33,275	27,147
Between 2 and 3 years	28,033	19,800
Between 3 and 4 years	18,634	16,985
Between 4 and 5 years	11,463	5,987
Later than 5 years	15,458	29,613
Total	$139,548	$130,174
For the years ended December 31, 2023, 2022 and 2021, total cash outflows related to leases, inclusive of interest paid, amounted to $26,924, $25,649 and $11,290, respectively.
Polestar Group as lessor
As a lessor, revenue recognized from operating leases are as follows:

	For the year ended December 31,
	2023	2022	2021
Vehicle leasing revenue	17,421	16,719	6,217
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s Vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance at January 1, 2022	122,258
Reclassification from inventories	52,686
Reclassification to inventories	(58,650)
Effect of foreign currency exchange rate differences	(2,680)
Balance as of December 31, 2022	$113,614
Reclassification from inventories	47,438
Reclassification from PPE	56,899
Reclassification to inventories	(82,222)
Effect of foreign currency exchange rate differences	5,719
Balance as of December 31, 2023	$141,448

Accumulated depreciation & impairment
Balance at January 1, 2022	(4,822)
Depreciation expense	(17,198)
Reclassification to inventories	4,743
Effect of foreign currency exchange rate differences	849
Balance at December 31, 2022	$(16,428)
Depreciation expense	(6,773)
Impairment loss - (Restated)	(48,754)
Reclassification to inventories	12,476
Reclassification from PPE	(9,873)
Effect of foreign currency exchange rate differences	(1,873)
Balance as of December 31, 2023 - (Restated)	$(71,225)

Carrying amount as of December 31, 2022	$97,186
Carrying amount as of December 31, 2023 - (Restated)	$70,223
Note 13 - Income tax benefit (expense)
Income tax benefit (expense) recognized in the Consolidated Statement of Loss and Comprehensive Loss is as follows:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Current income tax for the year	(13,725)	(21,144)	(2,897)
Deferred taxes	38,810	(7,629)	8,489
Foreign taxes	(15,633)	(984)	(2,516)
Total	$9,452	$(29,757)	$3,076
Information regarding current year income tax benefit (expense) based on the applicable UK and Hong Kong tax rates are as follows:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Loss before tax for the year	(1,191,327)	(449,260)	(972,884)
Tax according to the applicable tax rate[1]	280,200	85,359	160,525
Effect of different tax rates in other countries	(25,817)	16,559	62,544
Operating income/costs, non taxable[2,3]	19,924	85,861	(7,000)
Withholding tax	(15,634)	(983)	(2,516)
Not recognized tax losses carried forward	(209,739)	(188,757)	(214,033)
Non-recognition of deferred tax assets on other temporary differences	(40,585)	(12,185)	144
Recognition/derecognition of deferred taxes from previous year	124	(11,830)	3,412
Current tax related to previous year	979	(3,781)	—
Total	$9,452	$(29,757)	$3,076
1 - 2023: 23.52% (UK rate), 2022: 19% (UK rate), 2021: 16.5% (Hong Kong rate).
2 - 2023: Main non-taxable income attributable to the fair value changes of the earn-out rights, corresponding tax $104,233. Within the group there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $15,300. Other nondeductible items net $69,009 including non-taxable income.
3 - 2022: Primarily attributable to the Listing expense being non-tax deductible, corresponding tax $70,740 and Fair value changes of the Earn-out rights being non-taxable income, corresponding tax $171,393. Other non-tax items net $14,792.
The 2021 Hong Kong tax rate in the table above is reflective of the Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”), which was passed by the Hong Kong Legislative Council in 2018. The Bill introduces the two-tiered profits tax rates regime, under which, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above 2,000,000 HKD will be taxed at 16.5%.
Information regarding the composition of recognized Deferred tax assets is as follows:

	As of December 31,
	2023	2022
Specification of deferred tax assets	(Restated)	(Restated)
Tax losses carried forward	30,131	47,898
Right-of use assets	30,068	24,615
Intangibles	—	—
Inventory	17,400	1,117
Accruals	22,560	13,808
Warranty	10,732	7,304
Tangible assets	612	—
Other temporary differences	4,380	—
Recognized value of deferred tax assets as of December 31	$115,883	$94,742
Netting of asset and liability tax positions	(73,547)	(83,906)
Deferred tax assets as of December 31	$42,336	$10,836
Information regarding the composition of recognized Deferred tax liabilities is as follows:

	As of December 31,
	2023	2022
Specification of deferred tax liabilities	(Restated)	(Restated)
Intangible assets	23,825	39,546
Inventory	4,360	19,884
Accruals	13,008	11,393
Warranty	6,259	938
Lease liability	29,430	24,615
Other temporary differences	—	—
Recognized value of deferred tax liabilities as of December 31	$76,882	$96,376
Netting of asset and liability tax position	(73,547)	(83,906)
Deferred tax liability as of December 31	$3,335	$12,470

All changes in Deferred tax assets and liabilities have been reported in the Consolidated Statement of Loss and Comprehensive Loss for the years ended December 31, 2023, 2022, and 2021 respectively. Deferred taxes have been calculated by applying the tax rate per jurisdiction.
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
As of December 31, 2023 and 2022, the Group made the judgement that there is not sufficient, objectively verifiable evidence available which would demonstrate that it is more likely than not that the Group would be able to realize all Deferred tax assets in the future. This resulted in Deferred tax assets on tax loss carry forwards not being recognized amounting to $698,037 and $469,498 as of December 31, 2023 and 2022, respectively.
Tax loss carryforwards through the year of expiration are as follows:

	As of December 31,
	2023	2022
	(Restated)	(Restated)
2023	—	—
2024	—	67,221
2025	—	174,128
2026	169,970	131,524
2027	109,965	188,728
2028	146,459	215,925
2029 onwards	2,950,102	1,369,144
Tax loss carryforwards as of December 31	$3,376,496	$2,146,670
The increase in tax losses available for carryforward are mainly attributable to losses incurred as a consequence of the Group scaling its Research and development expense to meet the demands of the growing business. Further, for the year ended December 31, 2022, tax loss carryforwards and other temporary differences of $115,423 were attributable to the Chengdu facility which was held for sale. Refer to Note 28 - Assets held for sale for further details.
As of December 31, 2023, the Group had unused tax losses of $3,376,496, for which no deferred tax asset has been recognized due to unpredictability of future profit streams. As of December 31, 2023 and 2022, tax losses in Sweden of $2,814,699 and $1,573,890, respectively, have an indefinite carryforward period. As of December 31, 2023 and 2022, tax losses in China of $545,618 and $561,601, respectively, have a five-year carryforward period. In addition to the losses referred to above, the Group also had Deferred tax assets arising on other temporary differences of $423,744 and $251,566 as of December 31, 2023 and 2022, respectively, where no Deferred tax assets have been recognized.
The Pillar Two legislation has been enacted or substantively enacted in several of the jurisdictions in which the Polestar Group operates. The legislation will be effective for the Group’s financial year beginning 1 January 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes for the current year ending on 31 December 2023, had the legislation been effective for this year.
The assessment of the potential exposure to Pillar Two income taxes is based on the Group’s consolidated financial statements for the current year. Based on the assessment performed, the transitional safe harbor relief applies for most jurisdictions and in the few jurisdictions where this relief does not apply, the full ETR calculation results in an effective tax rate above 15%. Management is not currently aware of any circumstances under which this might change. Therefore, the Group does not expect a potential exposure to Pillar Two top-up taxes.
Note 14 - Net loss per share
For the year ended December 31, 2023, potentially dilutive instruments issued were unvested equity-settled payments discussed in Note 8 - Share-based payment. For the year ended December 31, 2022, potentially dilutive instruments issued were the Class C Shares and the earn-out to the Former Parent related to the Closing of the BCA discussed in Note 18 - Reverse recapitalization, and unvested equity-settled payments discussed in Note 8 - Share-based payment. The Convertible Notes of the Former Parent were the only dilutive instrument outstanding prior to the reverse recapitalization and were converted to Class A Shares in the Group upon the Closing of the BCA. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. For the year ended December 31, 2021, 4,306,466 shares issuable upon conversion of the Convertible Notes were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. Dilutive Net loss per share was the same as basic Net loss per share for all periods presented.
Loss per share for the periods prior to the reverse recapitalization are retrospectively adjusted to reflect the number of equivalent shares issued by the parent to the former parent, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio of 8.335. Refer to Note 22 - Equity for further details. The following table presents the computation of basic and diluted Net loss per share for the years ended December 31, 2023, 2022, and 2021 when applying the exchange ratio:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
	Class A and B Common Shares
Net loss attributable to common shareholders	(1,181,875)	(479,017)	(969,808)
Weighted-average number of common shares outstanding:
Basic and diluted	2,110,069	2,027,328	1,911,580
Net loss per share (in ones):
Basic and diluted	(0.56)	(0.24)	(0.51)
The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,
	2023	2022	2021
Earn-out Shares	158,177,609	158,177,609	—
Class C-1 Shares	20,499,965	15,999,965	—
Class C-2 Shares	4,500,000	9,000,000	—
PSUs	1,971,076	858,821	—
RSUs	762,071	458,620	—
Marketing consulting services agreement	—	125,000	—
Convertible Notes	—	—	4,306,466
Total antidilutive shares	185,910,721	184,620,015	4,306,466
Note 15 - Intangible assets and goodwill
The following table depicts the split between Polestar Group's intangible assets, goodwill and trademarks:

	As of December 31,
	2023	2022
	(Restated)	(Restated)
Intangible assets	1,368,259	1,344,772
Goodwill and trademarks	50,448	48,767
Total	$1,418,707	$1,393,539
Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2022 - (Restated)	148,648	2,446	1,540,676	1,691,770
Additions1 - (Restated)	89,424	1,039	215,532	305,995
Derecognition due to program changes	(10,007)	—	—	(10,007)
Effect of foreign currency exchange rate differences - (Restated)	(19,099)	(282)	(190,359)	(209,740)
Balance as of December 31, 2022 - (Restated)	$208,966	$3,203	$1,565,849	$1,778,018
Additions[1] - (Restated)	97,720	7,665	241,048	346,433
Derecognition due to program changes	(8,341)	—	—	(8,341)
Divestments and disposals	—	—	(12,347)	(12,347)
Effect of foreign currency exchange rate differences - (Restated)	12,105	512	41,937	54,554
Balance as of December 31, 2023 - (Restated)	$310,450	$11,380	$1,836,487	$2,158,317
Accumulated amortization and impairment

Balance as of January 1, 2022	(15,659)	(433)	(358,471)	(374,563)
Amortization expense - (Restated)	(1,211)	(275)	(95,722)	(97,208)
Amortization capitalized into inventory - (Restated)	—	—	(5,882)	(5,882)
Effect of foreign currency exchange rate differences	2,014	35	42,358	44,407
Balance as of December 31, 2022	$(14,856)	$(673)	$(417,717)	$(433,246)
Amortization expense - (Restated)	(748)	(812)	(77,895)	(79,455)
Amortization capitalized into inventory - (Restated)	—	—	(27,580)	(27,580)
Divestments and disposals	—	—	12,297	12,297
Impairment loss[2] - (Restated)	(2,588)	—	(246,775)	(249,363)
Effect of foreign currency exchange rate differences	(597)	(63)	(12,051)	(12,711)
Balance as of December 31, 2023 - (Restated)	$(18,789)	$(1,548)	$(769,721)	$(790,058)

Carrying amount as of December 31, 2022 - (Restated)	$194,110	$2,530	$1,148,132	$1,344,772
Carrying amount as of December 31, 2023 - (Restated)	$291,661	$9,832	$1,066,766	$1,368,259
1 - Of $346,433 in additions for the year ended December 31, 2023, $217,861 has been settled in cash. These $217,861 are included in the $435,584 cash used for investing activities related to additions to intangible assets, and the remaining $217,723 relates to decreases in Trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2023. Of $305,995 in additions for the year ended December 31, 2022, $237,778 was settled in cash and included in cash used for investing activities related to additions to intangible assets.
2 - For the year ended December 31, 2023, Polestar 2 CGU was assessed for impairment, and impairment losses amounting to $249,363 were recognized related to Intellectual property, where 100% of the amount was recognized within Cost of sales.
For the year ended December 31, 2023, additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes. Additions of acquired IP during the year ended December 31, 2023 were related to acquisitions of the Polestar 2 and Polestar 3 IP from Volvo Cars and the acquisition of IP related to the Polestar 4 from Geely. Refer to Note 27 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2022	53,282	2,647	55,929
Effect of foreign currency exchange rate differences	(6,822)	(340)	(7,162)
Balance as of December 31, 2022	$46,460	$2,307	$48,767
Effect of foreign currency exchange rate differences	1,601	80	1,681
Balance as of December 31, 2023	$48,061	$2,387	$50,448
Note 16 - Property, plant and equipment
As of December 31, 2023 and 2022, PPE has been reported in the Consolidated Statement of Financial Position with carrying amounts of $476,039 and $352,340, respectively. Of these amounts, $88,322 and $59,254 is related to ROU assets for leased buildings and land, and $10,680 and $35,307 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 12 - Leases for more details on the Group's ROU assets and operating leases.
Property, plant and equipment was as follows:

	Buildings and land	Machinery and equipment	Machinery under development	Total
Acquisition cost
Balance as of January 1, 2022 - (Restated)	52,230	137,476	71,359	261,065
Additions[1] - (Restated)	2,789	13,434	94,281	110,504
Divestments and disposals	(604)	(919)	—	(1,523)
Reclassifications²	(1,976)	53,477	33	51,534
Reclassified to Assets held for sale	(44,342)	(17,582)	—	(61,924)
Effect of foreign currency exchange rate differences - (Restated)	(4,027)	(10,202)	(5,393)	(19,622)
Balance as of December 31, 2022 - (Restated)	$4,070	$175,684	$160,280	$340,034
Additions[1] - ( Restated)	4,699	81,253	122,869	208,821
Divestments and disposals	(313)	(47,419)	—	(47,732)
Reclassifications²	433	(27,606)	(29,726)	(56,899)
Effect of foreign currency exchange rate differences (Restated)	27	(967)	(1,785)	(2,725)

Balance as of December 31, 2023 - (Restated)	$8,916	$180,945	$251,638	$441,499
Depreciation and impairment
Balance as of January 1, 2022	(4,712)	(77,149)	—	(81,861)
Depreciation expense - (Restated)	(3,101)	(10,418)	—	(13,519)
Depreciation capitalized into inventory - (Restated)	—	(4,718)	—	(4,718)
Divestments and disposal	47	447	—	494
Reclassifications²	195	(195)	—	—
Reclassified to Assets held for Sale	5,623	4,753	—	10,376
Effect of foreign currency exchange rate differences	938	6,035	—	6,973
Balance as of December 31, 2022 - (Restated)	$(1,010)	$(81,245)	$—	$(82,255)
Depreciation expense - (Restated)	(1,715)	(6,736)	—	(8,451)
Depreciation capitalized into inventory - (Restated)	—	(7,000)	—	(7,000)
Divestments and disposal	25	45,206	—	45,231
Impairment loss[3] - (Restated)	—	(21,511)	(579)	(22,090)
Reclassifications²	(6)	9,879	—	9,873
Effect of foreign currency exchange rate differences	(3)	233	—	230
Balance as of December 31, 2023 - (Restated)	$(2,709)	$(61,174)	$(579)	$(64,462)

Carrying amount at December 31, 2022 (Restated)	$3,060	$94,439	$160,280	$257,779
Carrying amount at December 31, 2023 - (Restated)	$6,207	$119,771	$251,059	$377,037
1 - Of $208,821 in additions for the year ended December 31, 2023, $109,141 has been settled in cash. These $109,141 are included in the $137,400 in the cash-flow from investing activities related to additions to Property, plant and equipment, and the remaining $28,259 relates to decreases in Trade payables from prior years which were settled in cash during the year ended December 31, 2023. Of $110,504 in additions for the year ended December 31, 2022, $30,881 was settled in cash. These $30,881 are included in the $32,269 cash-flow from investing activities related to additions to Property, plant and equipment, and the remaining $1,388 relates to increases in Trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2022.
2 - For the year ended December 31, 2023, $47,026 is a reclassification from Property, plant and equipment to Assets under operating lease for vehicles that have been repurposed permanently and are currently in use for leasing business with customers. For the year ended December 31, 2022, $51,534 was a reclassification from Inventories to Property, plant and equipment for vehicles that were in the process of being repurposed permanently for leasing business with customers and were not sold during the year ended December 31, 2022.
3 - For the year ended December 31, 2023, Polestar 2 CGU was assessed for impairment, and impairment losses amounting to $22,090 were recognized in Cost of Sales. The impairment amount was allocated to Machinery and equipment, and Machinery under development.
Note 17 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	As of December 31, 2023				As of December 31, 2022
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,414	2,414	—	—	2,333	2,333
Total assets	$—	$—	$2,414	$2,414	$—	$—	$2,333	$2,333
Liabilities measured at FVTPL
Earn-out rights	—	—	155,402	155,402	—	—	598,570	598,570
Class C-1 Shares	4,920	—	—	4,920	17,920	—	—	17,920
Class C-2 Shares	—	1,080	—	1,080	—	10,080	—	10,080
Total liabilities	$4,920	$1,080	$155,402	$161,402	$17,920	$10,080	$598,570	$626,570
During the year ended December 31, 2022, Polestar made a $2,500 investment in the fast charging innovator, StoreDot. During the year ended December 31, 2023, Polestar did not make any additional investments. The StoreDot investment made in the year ended December 31, 2022, is presented in Other investments in the Consolidated Statement of Financial Position and is valued at $2,414 as of December 31, 2023.
Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost:

	As of December 31,
	2023	2022
Financial assets	(Restated)	(Restated)

Cash and cash equivalents - (Restated)	768,264	973,877
Trade receivables and trade receivables - related parties - (Restated)	187,742	320,657
Accrued income - related parties	152,605	49,060
Other current receivables and other current receivables - related parties - (Restated)	35,496	10,840
Other non-current receivables - (Restated)	9,733	6,819
Restricted cash - (Restated)	1,834	—
Total	$1,155,674	$1,361,253
Financial liabilities
Current and non-current liabilities to credit institutions - (Restated)	2,026,665	1,327,102
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties - (Restated)	1,467,696	74,969
Accrued expenses and accrued expenses - related parties - (Restated)	720,759	352,854
Trade payables and trade payables - related parties	368,145	1,032,579
Other current liabilities and other current liabilities - related parties - (Restated)	20,939	55,911
Current and non-current liabilities related to repurchase commitments - (Restated)	119,664	86,347
Interest-bearing current liabilities and interest bearing current liabilities - related parties[1] - (Restated)	93,361	38,996
Other non-current liabilities - (Restated)	64,990	91,056
Advance payments from customers	16,415	35,717
Current and non-current refund liabilities and current refund liabilities - related parties - (Restated)	53,257	22,693
Total	$4,951,891	$3,118,224
1 – The Group’s current and non-current lease liabilities are included in interest-bearing current liabilities and other non-current interest-bearing liabilities, respectively. The Group’s current and non-current related party lease liabilities are included in interest-bearing current liabilities - related parties and other non-current interest-bearing liabilities - related parties, respectively. These amounts are presented separately in Note 12 - Leases.
Total interest income arising on financial assets measured at amortized cost related to Cash and cash equivalents as of December 31, 2023, 2022, and 2021, and amounted to $32,280, $7,658, and $1,396, respectively. Total interest expense arising on financial liabilities measured at amortized cost related to liabilities to credit institutions, lease liabilities, other financing obligations, and related party liabilities as of December 31, 2023 amounted to $205,677. Total interest expense arising on financial liabilities measured at amortized cost related mainly to liabilities to credit institutions and other financing obligations as of December 31, 2022, and 2021, and amounted to $77,477 and $44,828, respectively.
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2023:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties - (Restated)	187,742	—	—	187,742
Accrued income - related parties	152,605	—	—	152,605
Other current receivables and other current receivables - related parties - (Restated)	35,496	—	—	35,496
Other non-current receivables - (Restated)	—	9,733	—	9,733
Restricted cash - (Restated)	—	1,834	—	1,834
Total - (Restated)	$375,843	$11,567	$—	$387,410
Financial liabilities
Liabilities to credit institutions - (Restated)	2,026,665	—	—	2,026,665
Accrued expenses and accrued expenses - related parties - (Restated)	720,760	—	—	720,760
Trade payables and trade payables - related parties	368,145	—	—	368,145
Other current liabilities and other current liabilities - related parties - (Restated)	20,939	—	—	20,939
Liabilities related to repurchase commitments - (Restated)	119,664	—	—	119,664
Interest-bearing current liabilities and interest-bearing current liabilities - related parties - (Restated)	93,361	—	—	93,361
Advance payments from customers	16,415	—	—	16,415
Other non-current liabilities - (Restated)	—	64,991	—	64,991

Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties - (Restated)	—	1,456,225	11,471	1,467,696
Current and non-current refund liabilities - (Restated)	52,006	1,251	—	53,257
Total - (Restated)	$3,417,955	$1,522,467	$11,471	$4,951,893
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2022:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties - (Restated)	320,658	—	—	320,658
Accrued income - related parties	49,060	—	—	49,060
Other current receivables - (Restated)	10,840	—	—	10,840
Other non-current receivables - (Restated)	—	6,819	—	6,819
Total - (Restated)	$380,558	$6,819	$—	$387,377
Financial liabilities
Current and non-current liabilities to credit institutions - (Restated)	1,327,102	—	—	1,327,102
Trade payables and trade payables - related parties	1,032,579	—	—	1,032,579
Accrued expenses and accrued expenses - related parties - (Restated)	352,854	—	—	352,854
Current and non-current liabilities related to repurchase commitments - (Restated)	86,347	—	—	86,347
Other current liabilities and other current liabilities - related parties - (Restated)	55,911	—	—	55,911
Interest-bearing current liabilities and interest-bearing current liabilities - related parties - (Restated)	38,996	—	—	38,996
Advance payments from customers	35,717	—	—	35,717
Other non-current liabilities - (Restated)	—	91,056	—	91,056
Other non-current interest-bearing liabilities and other non-current interest-bearing liabilities - related parties - (Restated)	—	64,185	10,784	74,969
Current and non-current refund liabilities - (Restated)	20,991	1,702	—	22,693
Total - (Restated)	$2,950,497	$156,943	$10,784	$3,118,224
Maturities are not provided for the Group's derivative liabilities related to the Earn-out rights and the Class C Shares that were assumed as part of the merger with GGI on June 23, 2022. The derivative liability related to the Earn-out rights can only be equity settled and therefore will never have a cash flow impact on the Group. The derivative liabilities related to the Class C Shares can be either cash or equity settled, depending on certain circumstances that may occur in the future. However, the timing of those circumstances are uncertain and any cash flow impacts cannot be forecasted in a useful manner. Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
Polestar's material financial instruments measured at FVTPL are its derivative financial liabilities for the Earn-out rights and Class C Shares. For the year ended December 31, 2023 and 2022, respectively, Polestar recognized $465,168 and $937,158, in gains for these financial instruments measured at FVTPL.
Note 18 - Reverse recapitalization
As previously outlined in Note 1 - Overview and basis of preparation, Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements. Under this type of transaction structure, Polestar Group is the accounting acquirer and accounting predecessor while GGI is treated as the acquired entity for financial reporting purposes. The Group was deemed to be the accounting acquirer based on an evaluation of the following facts and circumstances:
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

GGI did not meet the definition of a business in accordance with IFRS 3, Business Combination ("IFRS 3"), and the merger with GGI was instead accounted for within the scope of IFRS 2, Share-based payment (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. Under IFRS 2, the Group recorded a one-time share-based expense of $372,318 at the Closing of the BCA that was calculated based on the excess of the fair value of the Group issued to public investors via Class A Shares in Parent utilizing the publicly traded share price at the Closing of $11.23 over the fair value of the identifiable net assets of GGI that were acquired. The amount of GGI’s identifiable net assets of acquired at Closing, were as follows:

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)
Total GGI identifiable net assets at fair value	$522,106
The net assets of GGI are stated at fair value, with no goodwill or other intangible assets recorded. The IFRS 2 Listing expense was calculated as follows:

Fair value of Polestar[1]	22,183,823
Equity interest in Polestar issued to GGI shareholders	5.1%
Equity interest in Polestar issued to Former Parent shareholders	94.9%
Deemed cost of shares issued by Polestar[1]	1,131,375
GGI identifiable net assets at fair value	(522,106)
Sponsor and third-party PIPE Cash	(236,951)
IFRS 2 Listing Expense	$372,318
1 - The deemed cost of the shares issued by Polestar was estimated based on the fair value of Polestar at Closing, less an adjustment in respect to the fair value of the earn-out rights (discussed below).
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

The Group applied the provisions of IAS 32, and IFRS 9 in accounting for the Class C Shares. Under IAS 32 and IFRS 9, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in the Parent in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.
The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Overview and basis of preparation for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares upon initial recognition and subsequently thereafter. On March 22, 2023, 4,500,000 Class C-2 Shares with a fair value of $3,285 were converted to 4,500,000 Class C-1 Shares with the same fair value following the election by the respective holders of the Class C-2 Shares and approval from the Board of Directors.

	As of December 31, 2023		As of December 31, 2022
	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	4,920	20,499,965	17,920	15,999,965
Class C-2 Shares	1,080	4,500,000	10,080	9,000,000
Total	$6,000	24,999,965	$28,000	24,999,965

Class C-1 Shares
As of January 1, 2022	—
Class C-1 Shares issued	40,320
Change in fair value measurement	(22,400)
As of December 31, 2022	$17,920
Class C-2 Shares converted to Class C-1 Shares	3,285
Change in fair value measurement	(16,285)
As of December 31, 2023	$4,920

Class C-2 Shares
As of January 1, 2022	—
Class C-2 Shares issued	22,770
Change in fair value measurement	(12,690)
As of December 31, 2022	$10,080
Class C-2 Shares converted to Class C-1 Shares	(3,285)
Change in fair value measurement	(5,715)
As of December 31, 2023	$1,080
The fair value change for Class C Shares are as follows:

	For the year ended December 31,
	2023	2022	2021
Fair value change - Class C-1 Shares	13,000	22,400	—
Fair value change - Class C-2 Shares	9,000	12,690	—
Fair value change - Class C Shares	$22,000	$35,090	$—
Earn-out rights
On the Closing of the BCA, the Former Parent (or the shareholders of the Former Parent if the Former Parent is dissolved or liquidated) was issued a contingent right to receive earn-outs of up to 24,078,638 Class A Shares and 134,098,971 Class B Shares in Parent, issuable in five tranches that each comprise 4,815,728 Class A Shares and 26,819,794 Class B Shares in Parent. Each tranche is issuable once the daily volume weighted average price of Class A Shares in Parent meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028. The daily volume weighted average price of Class A Shares in Parent that is required to trigger each tranche is as follows:
•Tranche 1 — $13 per share
•Tranche 2 — $15.50 per share
•Tranche 3 — $18 per share

•Tranche 4 — $20.50 per share
•Tranche 5 — $23 per share
If the daily volume weighted average price of Class A Shares in Parent triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group (i.e., there is a change in greater than 50% equity ownership of the Group) all five tranches are automatically triggered for issuance. The Former Parent’s contingent right to the earn-out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.
The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the contingent earn-out rights of the Former Parent. Under IAS 32 and IFRS 9, the contingent earn-out rights failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in Parent and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. However, since it provides value to owners of the Former Parent effectively in the form of a pro rata dividend, the fair value at the Closing of the BCA was charged to Accumulated deficit.
The contingent earn-out rights require a valuation approach leveraging Level 3 inputs. Refer to Note 1 - Overview and basis of preparation for further details on the valuation methodology utilized to determine the fair value of the earn-out.

Earn-out Rights
As of January 1, 2022	—
Earn-out rights issued	1,500,638
Change in fair value measurement	(902,068)
As of December 31, 2022	$598,570
Change in fair value measurement	(443,168)
As of December 31, 2023	$155,402
The fair value change of earn-out rights are as follows:

	For the year ended December 31,
	2023	2022	2021
Fair value change - Earn-out rights	443,168	902,068	—
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
Note 19 - Trade receivables
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
The following table details the aging analysis of the Trade receivables:

	Not overdue	1-30 days overdue	30-90 days overdue	>90 days overdue	Total
2023

Gross trade receivables, external - (Restated)	63,427	49,670	7,842	5,777	126,716
Trade receivables - related parties	52,313	7,474	1,204	35	61,026
Net trade receivables - (Restated)	$115,740	$57,144	$9,046	$5,812	$187,742
2022
Gross trade receivables, external - (Restated)	126,044	93,371	19,034	2,983	241,432
Trade receivables - related parties	65,522	12,786	519	398	79,225
Net trade receivables - (Restated)	$191,566	$106,157	$19,553	$3,381	$320,657
Management determines that a receivable is written off once reasonable means of collection have been unsuccessful and the Group has no reasonable expectations of recovering the entire contractual cash flows, or a portion thereof. As of December 31, 2023 and 2022, the Group has written off a de minimis amount of receivables.
Further information on credit risks for Trade receivables is included in Note 3 - Financial risk management.
Note 20 - Inventories
The Group’s inventory primarily consisted of vehicles as follows:

	As of December 31,
	2023	2022
Work in progress	32	1,387
Finished goods and goods for resale	1,070,897	664,789
Provision for impairment	(143,243)	(36,022)
Total	$927,686	$630,154
Inventory costs recognized during the years ended December 31, 2023, 2022 and 2021 amounted to $2,183,847, $2,174,192 and $1,226,746, respectively, and were included in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
As of December 31, 2023, 2022, and 2021 write-downs of Inventories to net realizable value amounted to $146,550, $14,830 and $30,782 respectively. The write down was recognized as an expense during the years ended December 31, 2023, 2022, and 2021 and was included in Cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
Inventories can be pledged as security for liabilities. Refer to Note 25 - Liabilities to credit institutions for further details.
Note 21 - Other current assets
Other current assets for the Group were as follows:

	As of December 31,
	2023	2022
	(Restated)	(Restated)
Value added tax receivables	121,306	62,970
Prepaid expenses and accrued income	35,856	31,444
Advances to suppliers	16,452	3,337
Other current assets	30,614	11,996
Insurance recovery assets	10,000	—
Total	$214,228	$109,747
As of December 31, 2023, prepaid expenses and accrued income consisted primarily of prepaid insurance expenses, and other current receivables consisted primarily of accruals for future value added tax ("VAT") receivables where Polestar recognizes an asset for a future VAT receivable when it sells a vehicle under a repurchase commitment. As of December 31, 2022, prepaid expenses and accrued income consisted primarily of prepaid insurance and accrued income related to carbon credits.
Note 22 - Equity
Changes in the Group's equity during the years ended December 31, 2023, 2022, and 2021 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Pre-closing of the merger with GGI
Balance as of January 1, 2021	214,371,808	—	(1,318,752)	—
Issuance during the year	—	18,032,787	(547,157)	—

Conversion from Class A to Class B	(17,345,079)	17,345,079	—	—
Issuance of Convertible Notes	—	—	—	(35,231)
Balance as of December 31, 2021	197,026,729	35,377,866	$(1,865,909)	$(35,231)
Issuance during the period	—	—	—	—
Balance as of June 23, 2022	197,026,729	35,377,866	$(1,865,909)	$(35,231)
Closing of the merger with GGI
Removal of Polestar Automotive Holding Limited from the Group
Exchange of Class A for Class B (1:8.335)	(197,026,729)	1,642,233,575	1,565,447	(1,565,447)
Exchange of Class B for Class A (1:8.335)	294,877,349	(35,377,866)	281,090	(281,090)
Reclassification of GBP Redeemable Preferred Shares	—	—	(65)	65
Issuance of Volvo Cars Preference Shares[1]	58,882,610	—	(589)	(588,237)
Issuance to Convertible Note holders	4,306,466	—	(43)	43
Issuance to PIPE investors	26,540,835	—	(265)	(249,735)
Issuance to GGI shareholders	82,193,962	—	(822)	(521,285)
Listing expense	—	—	—	(372,318)
Transaction costs	—	—	—	38,903
Post-closing of the merger with GGI
Equity-settled share-based payment	876,451	—	(9)	(9,900)
Balance as of December 31, 2022	467,677,673	1,642,233,575	$(21,165)	$(3,584,232)
Equity-settled share-based payment	299,075	—	(3)	(5,390)
Related party capital contribution[2]	—	—	—	(25,565)
Balance as of December 31, 2023	467,976,748	1,642,233,575	$(21,168)	$(3,615,187)
1 - The Volvo Cars Preference Shares subsequently converted into Class A shares following the merger with GGI on June 23, 2022.
2 - Refer to the Other financing instruments section of Note 27 - Related party transactions for more details.
Pre-closing of the merger with GGI
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
Refer to Note 1 - Significant accounting policies and judgements and Note 18 - Reverse recapitalization for more details on the merger with GGI.
Post-closing of the merger with GGI
Following the merger with GGI, 174,075 and 501,451 Class A Shares were issued to employees of the Group as of December 31, 2023 and 2022 under the Omnibus Plan, respectively. 125,000 and 375,000 Class A Shares were issued in exchange for marketing services as of December 31, 2023, and 2022, respectively. Refer to Note 8 - Share-based payment for additional details. As of December 31, 2023, there were an additional 4,532,023,252 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
The following instruments of Parent were issued and outstanding as of December 31, 2023:

•467,976,748 Class A Shares with a par value of $0.01, of which 220,918,695 were owned by related parties;
•1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,965 Class C-1 Shares with a par value of $0.10;
•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 GBP Redeemable Preferred Shares with a par value of GBP 1.00.
Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in the Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in the Parent. Additionally, holders of GBP Redeemable Preferred Shares in the Parent have no voting rights. Any dividends or other distributions paid by the Parent shall only be issued to holders of outstanding Class A Shares and Class B Shares in the Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in the Parent are not entitled to participate in any dividends or other distributions. Refer to Note 18 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.
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
Note 23 - Current and non-current provisions
Changes in the Group’s current and non-current provisions were as follows:

	Warranties	Employee benefits	Litigation	Other	Total
Balance as of January 1, 2022 - (Restated)	56,795	7,628	—	4,570	68,993
Additions - (Restated)	106,680	14,590	—	9,270	130,540
Utilization - (Restated)	(20,131)	(7,978)	—	(9,354)	(37,463)
Reversals - (Restated)	(10,823)	(192)	—	(17)	(11,032)
Unwinding of discount and effect in changes due to discount rate	(3,892)	—	—	—	(3,892)
Calculated translational difference - (Restated)	(5,100)	(630)	—	(406)	(6,136)
Balance as of December 31, 2022 - (Restated)	$123,529	$13,418	$—	$4,063	$141,010
of which current - (Restated)	53,595	13,322	—	2,121	69,038
of which non-current - (Restated)	69,934	96	—	1,942	71,972

Balance as of January 1, 2023 - (Restated)	123,529	13,418	—	4,063	141,010
Additions - (Restated)	91,240	2,832	35,676	19,702	149,450
Utilization	(44,995)	(11,704)	—	(13,053)	(69,752)
Reversals - (Restated)	(17,091)	(1,825)	—	(2,242)	(21,158)
Unwinding of discount and effect in changes due to discount rate	(10,975)	—	—	—	(10,975)
Calculated translational difference - (Restated)	2,985	501	—	292	3,778
Balance as of December 31, 2023 - (Restated)	$144,693	$3,222	$35,676	$8,762	$192,353

of which current - (Restated)	44,582	2,139	35,676	6,348	88,745
of which non-current - (Restated)	100,111	1,083	—	2,414	103,608
GGI litigation
Per the terms of the BCA governing the merger with GGI discussed in Note 1 - Overview and basis of preparation, Polestar is obligated to indemnify directors, officers, and employees of GGI for six years following the Closing of the merger. In August 2023, former public stakeholders of GGI filed a legal claim against certain directors, officers, and employees of GGI; alleging certain misconduct by these individuals with respect to their duties to GGI's stakeholders during and prior to GGI's merger with Polestar. As of December 31, 2023, Polestar maintains a provision for $35,676 relating to its indemnification obligation towards the defendants. Polestar's directors and officers insurance policy applies to the legal claim and provides coverage for up to $10,000 of costs after $5,000 has been paid by Polestar. As of December 31, 2023, the full $10,000 has been recognized and included in Other current assets on the Consolidated Statement of Financial Position as a virtually certain offsetting recovery. As the outcome of the litigation includes inherent uncertainty, the direct result of the litigation may not be known until late 2025 when trial is scheduled. Polestar’s estimates of its obligation could change in the future if new facts and circumstances arise as the legal proceedings continue to develop.
Note 24 - Other current and non-current liabilities
Other current liabilities for the Group were as follows:

	As of December 31,
	2023	2022
	(Restated)	(Restated)
Accrued expenses	125,384	157,892
Liabilities related to assets under construction	111,120	14,266
VAT liabilities	88,520	78,942
Liabilities related to repurchase commitments	58,482	73,241
Refund liabilities	48,132	17,961
Personnel related liabilities	37,518	28,816
Accrued interest	10,090	2,613
Other liabilities	10,501	8,644
Total	$489,747	$382,375
Other non-current liabilities for the Group were as follows:

	As of December 31,
	2023	2022
Liabilities related to repurchase commitments	61,182	13,106
Liabilities related to assets under construction	53,024	76,386
Refund liabilities	1,251	1,702
Other liabilities	11,966	14,753
Total	$127,423	$105,947
Accrued expenses were mainly related to marketing and product development; personnel related liabilities consisted of wages, salaries, and other benefits payable.
Note 25 - Liabilities to credit institutions
The carrying amount of Polestar Group’s Liabilities to credit institutions as of December 31, 2023 and December 31, 2022 were as follows:

	As of December 31,
	2023	2022
Liabilities to credit institutions	(Restated)	(Restated)
Working capital loans from banks	1,923,755	1,300,108
Floorplan facilities	75,963	5,409
Sale-leaseback facilities	26,947	21,585
Total	$2,026,665	$1,327,102
Since Liabilities to credit institutions are short-term with a duration of twelve months or less, the carrying amount of each contract is deemed to be a reasonable approximation of fair value. The Group’s risk management policies related to Liabilities to credit institutions and other debt instruments are further detailed in Note 3 - Financial risk management of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2023.
The Group had the following working capital loans outstanding as of December 31, 2023:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
EUR	February 2023 - February 2024	Secured[1]	3 month EURIBOR[2] plus 2.30% and an arrangement fee of 0.15%	400,104	442,795
USD	March 2023 - March 2024	Unsecured[3]	7.35% per annum, settled quarterly	100,000	100,000
CNY	March 2023 - March 2024	Unsecured[3]	12 month LPR[4] plus 0.05%, settled quarterly	260,000	36,617
CNY	April 2023 - April 2024	Unsecured[3]	12 month LPR[4] plus 0.05%, settled quarterly	11,430	1,610
CNY	May 2023 - May 2024	Unsecured[3]	12 month LPR[4] plus 0.45%, settled quarterly	231,000	32,533
CNY	June 2023 - June 2024	Unsecured[3]	12 month LPR[4] plus 1.3%, settled monthly	310,000	43,659
USD	August 2023 - August 2024	Unsecured[3]	3 month SOFR[5] plus 2.30%, settled quarterly	402,000	402,000
USD	August 2023 - August 2024	Secured[6]	12 month SOFR[5] plus 0.9%, settled quarterly	320,000	320,000
USD	August 2023 - August 2024	Unsecured[3]	12 month SOFR[5] plus 1.1%, settled quarterly	82,000	82,000
CNY	September 2023 - September 2024	Unsecured[3]	12 month LPR[4] plus 0.25%, settled quarterly	500,000	70,417
USD	September 2023 - September 2024	Unsecured[3]	12 month SOFR[5] plus 0.65%, settled quarterly	118,000	118,000
USD	September 2023 - September 2024	Secured[6]	12 month SOFR[5] plus 1.11%, settled semi-annual	100,000	100,000
CNY	October 2023 - October 2024	Unsecured[3]	12 month LPR[4] plus 0.15%, settled quarterly	200,000	28,167
CNY	December 2023 - December 2024	Unsecured[3]	12 month LPR[4] plus 1.05%, settled quarterly	92,000	12,957
USD	December 2023 - December 2024	Secured[6]	12 month SOFR[5] plus 1.70%, settled semi-annual	133,000	133,000
Total					$1,923,755
1 - New vehicle inventory financed via this facility is pledged as security for 100% of the outstanding principal under the facility, via first-ranking English law security over vehicles and transport documents, until repaid. This facility consists of individual loans that have a repayment period of 90 days, and includes a covenant tied to the Group’s liquidity levels.
2 - Euro Interbank Offered Rate ("EURIBOR").
3 - Letters of keep well from both Volvo Cars and Geely.
4 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
5 - Secured Overnight Financing Rate (“SOFR”).
6 - Secured by Geely.
The Group had the following working capital loans outstanding as of December 31, 2022:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
EUR	February 2022 - February 2023	Secured[1]	3 month EURIBOR[2] plus 2.1% and an arrangement fee of 0.15%	270,095	288,746
CNY	June 2022 - June 2023	Unsecured	12 month LPR[3] plus 1.25%, settled monthly	500,000	72,517
CNY	August 2022 - August 2023	Unsecured	12 month LPR plus 0.05%, settled quarterly	716,000	103,845
USD	August 2022 - August 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	147,000	147,000
USD	September 2022 - September 2023	Unsecured	3 month LPR plus 2.3%, settled quarterly	255,000	255,000
USD	September 2022 - September 2023	Secured[4]	4.48% per annum	133,000	133,000

USD	September 2022 - September 2023	Unsecured	3 month SOFR[5] plus 2.4%, settled quarterly	100,000	100,000
USD	December 2022 - December 2023	Unsecured[6]	7.5% per annum	200,000	200,000
Total					$1,300,108
1 - New vehicle inventory financed via this facility is pledged as security for 100% of the outstanding principal under the facility, via first-ranking English law security over vehicles and transport documents, until repaid. This facility consists of individual loans that have a repayment period of 90 days, and includes a covenant tied to the Group’s liquidity levels.
2 - Euro Interbank Offered Rate ("EURIBOR").
3 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
4 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.
5 - Secured Overnight Financing Rate (“SOFR”).
6 - Letters of keep well from both Volvo Cars and Geely.
Floorplan facilities
In the ordinary course of business, Polestar, on a market by market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $120,840 and $22,541, respectively.
The Group maintains one such facility with the related party Volvo Cars Financial Services UK that is presented separately in Interest-bearing current liabilities - related parties within the Consolidated Statement of Financial Position. Of the amounts above, the aggregate amount outstanding as of December 31, 2023 and December 31, 2022 due to related parties amounted to $44,877 and $17,132, respectively. Refer to Note 27 - Related party transactions for further details.
Sale-leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of December 31, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $26,947 and $21,585, respectively.
Note 26 - Supplemental cash flow information
The Group's non-cash investing and financing activities were as follows:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Purchases of intangible assets in trade payables - related parties and accrued expenses - related parties	129,019	74,781	357,760
Initial recognition of ROU assets and lease liabilities	54,569	43,514	13,039
Purchases of property, plant and equipment in trade payables, accrued expenses and non-current liabilities	96,011	79,623	62,304
Prepaid assets and warrant liabilities assumed upon closing of the merger with GGI	—	57,040	—
Issuance of Earn-out rights upon closing of the merger with GGI	—	1,500,638	—
Initial recognition of investment in associates	29,400	—	—
Changes in the Group's current and non-current liabilities arising from financing activities were as follows:

	Liabilities to credit institutions	Convertible liabilities	Other financing liabilities	Earn-out and Class C Shares liabilities	Lease liabilities	Total
Balance as of January 1, 2022	642,644	—	16,673	—	77,523	736,840
of which outstanding principal	642,339	—	16,550	—	—	658,889
of which accrued interest	305	—	123	—	—	428
Changes from financing cash flows
Proceeds from short-term borrowings - (Restated)	2,060,012	—	90,943	—	—	2,150,955
Repayments of borrowings	(1,347,392)	—	(89,024)	—	—	(1,436,416)
Repayments of lease liabilities	—	—	—	—	(19,448)	(19,448)
Total changes from financing cash flows - (Restated)	$712,620	$—	$1,919	$—	$(19,448)	$695,091
Changes from other items

Initial recognition of lease liabilities	—	—	—	—	43,514	43,514
Cancellation of lease liabilities	—	—	—	—	(157)	(157)
Interest expense	27,179	—	511	—	6,201	33,891
Interest paid	(24,822)	—	(627)	—	(6,201)	(31,650)
Issuance of Earn-out rights and assumption of warrant liabilities upon closing of the merger with GGI	—	—	—	1,563,728	—	1,563,728
Total changes from other items	$2,357	$—	$(116)	$1,563,728	$43,357	$1,609,326
Changes from effects of foreign exchange rates	(27,905)	—	(1,344)	—	(4,600)	(33,849)
Changes from effects of fair value measurement	—	—	—	(937,158)	—	(937,158)
Balance as of December 31, 2022 - (Restated)	$1,329,716	$—	$17,132	$626,570	$96,832	$2,070,250
of which outstanding principal - (Restated)	1,327,102	—	17,132	—	—	1,344,234
of which accrued interest	2,614	—	—	—	—	2,614

Balance as of January 1, 2023 - (Restated)	1,329,716	—	17,132	626,570	96,832	2,070,250
of which outstanding principal - (Restated)	1,327,102	—	17,132	—	—	1,344,234
of which accrued interest	2,614	—	—	—	—	2,614
Changes from financing cash flows
Proceeds from short-term borrowings - (Restated)	3,177,038	—	96,850	—	—	3,273,888
Proceeds from long-term borrowings	—	1,250,000	131,738	—	—	1,381,738
Repayments of borrowings	(2,482,674)	—	(70,334)	—	—	(2,553,008)
Repayments of lease liabilities	—	—	—	—	(21,916)	(21,916)
Total changes from financing cash flows - (Restated)	$694,364	$1,250,000	$158,254	$—	$(21,916)	$2,080,702
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	54,569	54,569
Cancellation of lease liabilities - (Restated)	—	—	—	—	(2,829)	(2,829)
Interest expense - (Restated)	111,949	60,325	2	—	5,008	177,284
Interest paid	(104,762)	(42,620)	(2)	—	(5,008)	(152,392)
Total changes from other items - (Restated)	$7,187	$17,705	$—	$—	$51,740	$76,632
Changes from effects of foreign exchange rates - (Restated)	5,488	—	1,228	—	592	7,308
Changes from effects of fair value measurement - (Restated)	—	7,553	—	(465,168)	—	(457,615)
Changes from interest on fair value measurement	$—	$(359)	$—	$—	$—	$(359)
Balance as of December 31, 2023 - (Restated)	$2,036,755	$1,274,899	$176,614	$161,402	$127,248	$3,776,918
of which outstanding principal - (Restated)	2,026,665	1,257,194	176,614	—	—	3,460,473
of which accrued interest - (Restated)	10,090	17,705	—	—	—	27,795
Note 27 - Related party transactions
Related parties are as follows:
•A person, or a close family member of such person, that has control, joint control or significant influence over a Polestar entity. Due to the Group's ownership structure, Li Shufu is the person who effectively controls the Group and its entities;
•A person who is a member of the key management of the Group, or a close family member of such person. Key management of the Group includes EMT consisting of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and Managing Directors;
•A legal entity, controlled by a person mentioned in either of the previous two bullets, that can exercise significant influence over the Group;
•A legal entity that is a parent company, subsidiary, joint venture, associate or other company where Li Shufu owns 10% or greater interest in the voting power of the company; or
•A legal entity whose key management personnel provide services to an entity within the Group.
Prior to the merger with GGI, Polestar Group existed as a joint venture between Geely and Volvo Cars. Geely is primarily owned and operated by Li Shufu. Geely, through a combination of wholly owned and partially owned entities, owns a controlling number of equity interests in Volvo Cars. Therefore, Li Shufu, as a controlling equity interest holder in Geely, effectively controls Geely and Volvo Cars. All transactions with Geely and Volvo Cars are related party transactions.
Unless specifically detailed in this footnote, all transactions with related parties are on an arm’s length basis. During the years ended December 31, 2023, 2022, and 2021, the Group had related party transactions in the following functions:
Product development
The agreements in place to support the Group’s product development include licenses and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars and Geely. Polestar also benefits from related parties as subcontractors in certain internal technology development programs of the Group. Major product development agreements Polestar entered into with related parties during the years ended December 31, 2023, 2022, and 2021 are as follows:

Product	Agreements
PS2
•On October 3, 2023, November 9, 2022 and December 27, 2022, Polestar entered into amendment agreements related to the service and joint development agreements with Volvo Cars regarding the PS2 model year updates entered on April 13, 2021. The amendment agreements added the specific fee for model year 2022 and 2023 updates. The fee Polestar agreed to pay Volvo Cars for model year 2022 and 2023 updates was $38,405. The fee Polestar agreed to pay Volvo Cars for model year 2021 updates was amended to $34,004 from $31,366.
•On June 23, 2021, Polestar entered into a supplement agreement to the PS2 car model assignment and license agreement to reconcile the actual development cost incurred by Volvo Cars and the category of technology developed for Polestar throughout 2020. The fee Polestar agreed to pay Volvo Cars under the agreement was $31,554.
•On April 13, 2021, Polestar entered into service and joint development agreements with Volvo Cars related to development of model year updates throughout the life-time of the PS2. The fee for these services is dependent on actual development costs incurred by Volvo Cars and the category of technology developed for Polestar. The fee Polestar agreed to pay Volvo Cars for model year 2021 updates was $31,366 and costs related to future model year updates are based on actual hours incurred by Volvo Cars through a cost-plus methodology.

PS3	•No material agreements were signed in the years ended December 31, 2023, 2022, and 2021.
PS4
•On March 4, 2022, Polestar entered into two technology license agreements related to the right to use Geely's PMA-1 platform and GEEA2.0 electrical architecture for the PS4 in and outside of China. Under these agreements, Polestar agreed to pay Geely a monthly license royalty fee based on the net revenue of PS4s sold each month during the vehicle's lifecycle. The agreements also include a minimum sales volume commitment for sales inside and outside of China each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for any deficit between the actual volume sold and the minimum sales volume commitment each year. Polestar also entered into a third technology license agreement with Zhejiang Zeekr Automobile Research and Development Co., Ltd ("Zeekr"), an entity controlled by Geely, related to the right to use Zeekr carry-over tophat technology in the PS4 in China. Polestar agreed to pay Zeekr a monthly license royalty fee based on the net revenue of PS4s sold each month in China during the vehicle's lifecycle. The agreement also includes a minimum sales volume commitment for China for each year during the vehicle's lifecycle. Polestar is required to pay Zeekr compensation for any deficit in China between the actual volume sold and the minimum sales volume commitment each year.
•On December 30, 2021, Polestar entered into a technology license agreement with Zeekr related to the right to use certain Zeekr carry-over tophat technology in the PS4 outside of China. This agreement has terms similar to those included in the agreement signed with Zeekr on March 4, 2022 regarding Zeekr technology used in the PS4 in China, except the minimum sales volume commitment thresholds are different and pertain to sales outside of China.
•On December 28, 2021, Polestar entered into a R&D service agreement for the development phase of the PS4 beginning after the program confirmation milestone; ending with the final status report from Geely in 2025. The service charges are required to be paid in eight installments through 2025, based on predefined project milestones, and was calculated based on time and materials estimated to be incurred by Geely through 2025 under a cost-plus methodology. The total fee Polestar agreed to pay Geely through 2025 was $368,718.
•On January 18, 2021, Polestar entered into a R&D service agreement for the concept phase of the PS4; ending at the program confirmation milestone. The service charge was a fixed price compensation dependent on the hours and resources required for the services to be performed by Geely throughout 2021, based on predefined project milestones. The total fee Polestar agreed to pay Geely throughout 2021 was $23,718.

PS5
•On September 28, 2023, Polestar entered into a technology license agreement with Geely related to the right to use Zeekr's ZEEA2.5 and Geely's GEEA2.0 electrical architectures for the PS5. The total license fee of $31,245 is required to be paid in two installments: a payment of $14,011 that occurred in October 2023 and a payment of $17,234 in December 2024.

PS6	•No material agreements were signed in the years ended December 31, 2023, 2022, and 2021.
Refer to Note 29 - Commitments and contingencies for details on commitments and contingencies related to product development of Polestar vehicles.
Procurement
The Group has entered into service agreements with Geely and Volvo Cars regarding the procurement of direct materials for production and the indirect procurement of material, IT and other general services not related to car components. The joint sourcing of indirect procurement activities and direct material for the Group, Volvo Cars, and Geely has allowed the companies to leverage economies of scale.

Manufacturing
The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and has entered into tool sharing agreements with Volvo Cars and Geely. Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilized and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself. Logistics engineering includes activities related to the determination of how different components are delivered to the production sites. The Group outsourced the manufacturing and logistics engineering for the production processes of the PS1, PS2, and PS3 to Volvo Cars and for the production processes of the PS4 to Geely.
Tool sharing occurs when the Group purchases production tools, together with Volvo Cars or Geely, to obtain synergies in the manufacturing processes by utilizing the same or similar tools. Polestar also enters into machinery and equipment lease arrangements as well as certain building lease agreements with Geely and Volvo Cars. Refer to Note 12 - Leases for more information on Polestar’s leasing arrangements.
Major manufacturing agreements Polestar entered into with related parties during the years ended December 31, 2023, 2022, and 2021 are listed below.

Product	Agreements
PS2	•No material agreements were signed in the years ended December 31, 2023, 2022, and 2021.
PS3
•On December 8, 2023, Polestar entered into an asset transfer agreement with Geely under which Polestar agreed to sell Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely in exchange for $156,056. This agreement was accounted for as a financing transaction instead of a sale due to the terms of the agreement and the terms of other agreements with Volvo Cars and Geely that were signed on January 8, 2024 and March 3, 2024. Refer to the Financing section of this footnote and Note 30 - Subsequent events for more details.
•On March 17, 2021 and March 23, 2021, Polestar entered into two financial undertaking agreements with Volvo Cars related to investments required prior to production of the PS3 in Volvo Cars' plant in Ridgeville, South Carolina. Under the first agreement, Volvo Cars agreed to invest $49,969 in common equipment that will be utilized in the production of both the PS3 and certain Volvo Cars branded vehicles and Polestar committed to pay Volvo Cars for its share of use of the common equipment via piece price of each PS3 produced. Under the second agreement, Volvo Cars agreed to invest $40,451 in PS3 unique equipment that will be utilized in the production of only the PS3 and Polestar committed to pay Volvo Cars for use of the PS3 unique equipment via piece price of each PS3 produced. Both agreements subject Polestar to making a lump sum payment to Volvo Cars in the event that Volvo Cars' investment costs are not recovered prior to the end of production of the PS3.

PS4
•On November 9, 2023, Polestar entered into a framework agreement with Geely and Renault Korea Motors Co., Ltd .("RKM") related to the production of the PS4 in RKM's plant in Busan, South Korea for sale in South Korea, Canada, and the United States. Under the agreement, Polestar agreed to pay RKM per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, long-lived asset, and outbound logistics fees. The agreement includes a purchase volume commitments for each year during the vehicle's lifecycle and Polestar is required to pay RKM compensation each year if the purchase volume commitment is not met. Between signing of the agreement and 2026, Polestar, Geely, and RKM are committed to invest approximately $242,000 to prepare the plant for production of the PS4. Polestar's share of the commitments that are required to be paid outside of piece price of each PS4 produced total approximately $200,000 and approximately $38,000 are required to be paid in piece price. The remaining commitment will be paid by Geely.
•On July 17, 2023 and July 24, 2023, Polestar entered into two manufacturing and vehicle supply agreements with Geely related to production of the PS4 in Geely's plant in Hangzhou, China for sale in and outside of China. Under the agreements, Polestar agreed to pay Geely per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, and outbound logistics fees. The agreements include purchase volume commitments for each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for the deficit between the actual volume purchased during the year and 90% of Polestar's fixed reserved volume for the year. Polestar's fixed reserve volume for each year is negotiated and agreed upon in November of the year prior.
•On January 17, 2022, Polestar entered into a tooling and equipment agreement with Geely related to PS4 unique equipment, tooling, and launch costs related to the manufacturing of the PS4. Under the agreement, Geely agreed to invest a total of $60,948 for PS4 unique equipment, tooling, and launch costs on behalf of Polestar and Polestar agreed to pay Geely in seven installments at certain pre-defined milestones between contract signing and February 2024. The cost to Polestar for PS4 unique equipment and tooling is $39,371 and $21,577 for PS4 launch costs.
•On December 23, 2021, Polestar entered into a unique vendor tooling agreement with Geely related to PS4 unique vendor tooling related to the manufacturing of the PS4. Under the agreement, Geely agreed to invest a maximum of $83,646 for PS4 unique vendor tooling on behalf of Polestar and Polestar agreed to pay Geely monthly as costs are incurred.

PS5

•On July 26, 2022, Polestar entered into a vehicle supply agreement with AECQ related to the production of PS5 prototypes. Under the agreement, AECQ agreed to manufacture and sell Polestar prototypes of the PS5 for a total cost of $25,398 that was determined under a cost-plus methodology. On February 3, 2023, the agreement was amended to change the timing and composition of prototypes, including adding production for spare parts and components, and increased the total cost to $25,783. On December 1, 2023, the agreement was amended again for similar reasons and increased the total cost to $27,290.

Refer to Note 29 - Commitments and contingencies for details on commitments and contingencies related to manufacturing of Polestar vehicles.

Production of the PS5 and PS6
Production of the PS5 and PS6 is intended to occur in a manufacturing plant owned by Geely, via its AECQ subsidiary, in Chongqing, China. During the year ended December 31, 2021, Polestar and Geely established a steering committee to oversee decisions relevant to the plant, including planning, design, construction, engineering management of the plant. Following the establishment of the steering committee, Polestar began providing digital, human resources, indirect procurement, finance, logistics, plant management, blue collar launch, product launch, and plant launch services (collectively, the "Plant Operation Services") related to the setup of Geely's plant. Since the year ended December 31, 2021 and prior to December 20, 2023, these services were provided to Geely without an agreement of commercial and legal terms (i.e., a contract) between Polestar and Geely; resulting in Polestar providing the Plant Operation Services to Geely at its own risk and without rights to consideration from Geely. All costs incurred by Polestar during the years ended December 31, 2023, 2022, and 2021 that were associated with providing the Plant Operation Services were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss.
On December 20, 2023, Polestar and Geely entered into an agreement under which Geely agreed to compensate Polestar for the Plant Operation Services provided by Polestar during the years ended December 31, 2023, 2022, and 2021. The consideration received by Polestar upon signing of the service agreement amounted to $25,202 and was calculated utilizing a cost-plus methodology. The consideration received was recognized in Other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2023.
Sales and distribution
For the years ended December 31, 2023, 2022, and 2021, the Group sold software technology, vehicles, prototype engines and carbon credits to Geely and Volvo Cars. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, delivery of vehicles and other products and global customer service. In 2023, the Group had new agreements in place to begin selling vehicles and services to Polestar Technology, a strategic joint venture for the China market with the technology company Xingji Meizu. Polestar leverages Xingji Meizu software and consumer electronics hardware development to strengthen Polestar's offer in the China market. Refer to Note 10 - Investment in associates for more information regarding the agreements with Polestar Technology.
The Group sells vehicles to Volvo Cars and end customers while end customers can choose to finance the vehicles via Polestar's related party, Volvofinans Bank AB (“Volvofinans Bank”).
Polestar and Volvo Car Financial Services US LLC, doing business as Polestar Financial Services (“PFS”), entered into residual value guarantee agreements with Bank of America, National Association (“BANA”), a third party, in the US. BANA sought to obtain economic protection against degradation in the residual value of leased vehicles it funds, and Polestar agreed to provide such protection as a service for a fee.
Information technology
While Polestar has its own information technology (“IT”) department, Polestar operates in a shared IT environment with Volvo Cars and has service and software license agreements related to the support, maintenance, and operation of IT processes. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration, and application hosting.
Other support
The Group has various other related party agreements in place with Volvo Cars. These are primarily service agreements that relate to support for corporate or back-office functions, including human resources, legal, accounting, and logistics. Human resources support services relate to activities associated with payroll administration, training and workforce administration. Legal support services include routine work associated with patent and brand registrations and competition law. Accounting support services include statutory finance administration, accounting, and financial reporting for sales units.
Polestar outsources inbound and outbound logistics related to the PS2 to Volvo Cars, since the PS2 is manufactured at Volvo Cars' Taizhou plant. Inbound logistics relate to supplier shipments to various production sites; outbound logistics relate to the transport of vehicles to end customers. Polestar outsources inbound logistics related to the PS4 to Geely, since the PS4 in manufactured at Geely's Hangzhou Bay plant. The Group outsources customs handling to Volvo Cars as it does not currently have its own customs department. Warranty claims handling is also outsourced to Volvo Cars.
Financing
Working capital loans
In May 2021, the Group entered into a working capital credit facility with Volvo Cars Financial Services UK. The credit facility is renewed each 12-month period and is denominated in GBP. Interest is calculated at the floating Bank of England ("BoE") base rate plus 2-2.5%, settled monthly. The facility is partially secured by the underlying assets. As of December 31, 2023 and 2022, $44,877 and $17,132 of this financing arrangement remained outstanding, respectively, which is included in Interest-bearing current liabilities - related parties on the Consolidated Statement of Financial Position.
Convertible instruments
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars providing available credit of up to $800,000; originally terminating on May 3, 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest is calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to June 30, 2027, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars'

conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on (1) whether or not the Group conducts a qualified equity offering to investors at a market discount and (2) the time-value of money associated with settlement of the liability earlier than June 30, 2027. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. On November 8, 2023, the credit facility agreement was amended to increase the overall credit capacity to $1,000,000 and extend the termination date to June 30, 2027. As a result of the amended terms, Polestar recalculated the carrying amount of the liability as the present value of the modified contractual cash flows and recognized a modification loss of $7,553 within Finance expense. As of December 31, 2023 and 2022, the Group had principal draws of $1,000,000 and $0 respectively, outstanding under the facility and the fair value of the financial liability related to Volvo Cars' conversion right was $0 and $0, respectively. The modified carrying value of the liability as of December 31, 2023 was $1,007,194.
On November 8, 2023, the Group entered into a credit facility agreement with Geely providing available credit of up to $250,000; terminating on June 30, 2027. Other than the amount of credit available, the credit facility agreement with Geely maintains terms that are identical to the amended credit facility agreement with Volvo Cars. As of December 31, 2023 the Group had principal draws of $250,000 outstanding under the facility and the fair value of the financial liability related to Geely's conversion right was $0.
As of December 31, 2023 the total principal balance outstanding under the facilities with Volvo Cars and Geely is reflected within Other non-current interest-bearing liabilities - related parties.
Of the $35,231 in Convertible Notes issued on July 28, 2021, $9,531 was issued to various entities affiliated with Geely. As of December 31, 2021, all $9,531 of the Convertible Notes were outstanding. Upon the Closing of the merger with GGI, the Convertible Notes were converted into 4,306,466 Class A Shares. Refer to Note 1 - Overview and basis of preparation and Note 22 - Equity for further details.
Other financing instruments
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until after December 31, 2023, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. The agreements were as follows:
•Polestar and Geely entered into an asset transfer agreement on December 8, 2023 under which Geely agreed to purchase the PS3 Tooling and Equipment for $156,056. The PS3 Tooling and Equipment sold to Geely included (1) tooling and equipment at certain vendors’ premises and (2) unique type bound tooling and equipment located in Volvo Cars' plant. The purchase price was comprised of (1) Polestar's book value of the PS3 Tooling and Equipment equal to $149,470 (the "Base") and (2) an estimate of the cost to Polestar for future changes or modifications to the PS3 Tooling and Equipment equal to $6,586 (the "Cap"). The amount of the Cap not utilized by Polestar must be repaid by Polestar to Geely at the end of the useful life of the PS3. During and at the end of the useful life of the PS3, Polestar has the right to repurchase the PS3 Tooling and Equipment at Geely's book value. In the event the user right agreement (discussed below) is terminated, Polestar is obligated to repurchase the PS3 Tooling and Equipment at the amount not reimbursed to Geely under the user right agreement.
•Polestar, Geely, and Volvo Cars were committed to enter into a user right agreement under which Geely will grant Volvo Cars the right to use to PS3 Tooling and Equipment to manufacture the PS3 for Polestar in exchange for an annual user right fee from Volvo Cars equal to the Base divided by the estimated useful life of the PS3 (i.e., 6 years). In the event Polestar utilizes the Cap in the future, the numerator of the annual user right fee calculation will be adjusted by Geely to add the amount of the Cap utilized by Polestar. The user right fee does not carry interest or a mark-up.
•Polestar and Volvo Cars were committed enter into a manufacturing agreement under which Volvo Cars will manufacture the PS3 in its plant in Chengdu, China. Per the pricing terms of the manufacturing agreement, Polestar will repay Volvo Cars for the annual user right fee paid to Geely in the piece price of each PS3 purchased (i.e., the annual user right fee divided by the annual manufacturing volume of PS3s).
In accounting for the asset transfer agreement, the Group applied the guidance in IFRS 15, IFRS 16, and IFRS 9. Under IFRS 15 and IFRS 16, the transfer of the PS3 Tooling and Equipment failed to meet the definition of a sale because the PS3 Tooling and Equipment is (1) unique to Polestar and the manufacturing of the PS3, (2) Polestar maintains a right to repurchase the PS3 Tooling and Equipment during and at the end of the useful life of the PS3, and (3) Polestar has a contingent obligation to repurchase the PS3 Tooling and Equipment at a value equal to Geely's purchase price less the total amount of the user right fee paid to Geely in the event the user right agreement is terminated. Further, since Polestar is required to (1) pay Volvo Cars in PS3 piece price for the annual user right fee Volvo Cars is required to pay Geely and (2) pay Geely at the end of the useful life of the PS3 for any unused amount of the Cap, the agreements together form a failed sale and lease-back transaction. In accordance with IFRS 16, the PS3 Tooling and Equipment was not derecognized from PPE and Polestar's obligation to repay the purchase price from Geely was accounted for under IFRS 9. Per the terms of the agreement, Polestar's long-term obligation to repay Geely through Volvo Cars does not include any interest or mark-up (i.e., the amount borrowed is the exact amount which will be repaid). This transfer of proceeds from Geely did not factor for the time-value of money (e.g., in a manner similar to a discount on a bond that a third party investor would require), so the transaction was not at arm's length in accordance with IAS 24, Related Party Disclosures ("IAS 24"), resulting in a portion of the purchase price from Geely being accounted for as a capital contribution instead of a financial liability. Accordingly, Polestar's obligation to Geely was recognized at the present value of $131,737, determined utilizing an estimated market interest rate in China of 5.2%, and the difference between the present value of Polestar's obligation and the purchase price from Geely of $25,565 was recognized as a component of Other contributed capital.
Sale of goods, services and other

Related party revenue transactions relate to product development and sales and distribution agreements discussed above. These transactions are comprised of sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines. The total revenue recognized from each related party is shown in the table below:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Volvo Cars	86,460	64,558	79,646
Volvofinans Bank AB	46,319	68,391	52,973
Wuhan Lotus Cars Co., LTD.	5,470	—	—
Geely	425	—	2,347
Total	$138,674	$132,949	$134,966
For the year ended December 31, 2023, revenue from related parties amounted to $138,674 (5.9%) of total Revenue. For the year ended December 31, 2022, revenue from related parties amounted to $132,949 (5.4%) of total Revenue. For the year ended December 31, 2021, revenue from related parties was $134,966 (10.0%) of total Revenue.
Purchases of goods, services and other
Purchases from related parties include agreements related to product development, procurement, manufacturing, IT, and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods, including Polestar 2 vehicles purchased from Volvo Cars' factory in Taizhou, China and Polestar 4 vehicles purchased from Geely's Hangzhou Bay factory in Ningbo, China. Purchases of PS2 vehicles were from Geely until the change in plant ownership in November 2021; purchases and their related payables were from Volvo Cars subsequent to this event. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.
Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.
The total purchases of goods, services and other for each related party is shown in the table below:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)	(Restated)
Volvo Cars	2,341,970	2,215,643	558,007
Geely	252,888	248,553	1,200,295
Wuxi InfiMotion Propulsion Technology Co., Ltd.,	7,215	555	—
Volvofinans Bank AB	463	1,003	5,748
Other related parties	15	8	—
Total	$2,602,551	$2,465,762	$1,764,050
Cost of R&D and intellectual property
Polestar entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the PS2, PS3, and PS4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the PS1, PS2, and PS3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of December 31, 2023 was $1,066,766, of which acquisitions attributable to 2023 were $241,048. As of December 31, 2022, the recognized asset associated with these agreements was $1,148,132, of which acquisitions attributable to 2022 were $215,532.
Amounts due to related parties
Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support from Volvo Cars and Geely.

	As of December 31,
	2023	2022
Trade payables – related parties, accrued expenses, and other current liabilities to related parties	(Restated)	(Restated)
Volvo Cars	494,170	1,089,144
Geely	195,255	70,583
Polestar Times Technology	30,668	—

Volvofinans Bank AB	2,124	1,389
Other related parties	751	533
Total	$722,968	$1,161,649

	As of December 31,
	2023	2022
Interest-bearing current liabilities - related parties	(Restated)	(Restated)
Volvo Car Financial Services UK	44,878	17,133
Geely	18,308	—
Volvo Cars	10,628	9,928
Total	$73,814	$27,061

	As of December 31,
Other non-current interest-bearing liabilities - related parties	2023	2022
	(Restated)
Volvo Cars	1,049,828	43,643
Geely	363,429	—
Total	$1,413,257	$43,643
The Group’s interest expense related to related party liabilities is as follows:

	For the year ended December 31,
	2023	2022	2021
	(Restated)	(Restated)
Interest expense - related parties	92,034	37,946	30,832
Amounts due from related parties
Amounts due from related parties include transactions related to the sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines discussed above.

	As of December 31,
	2023	2022
Trade receivables – related parties, accrued income – related parties, and other current assets - related parties	(Restated)
Volvo Cars	167,989	124,531
Geely	44,979	3
Wuhan Lotus Cars Co., LTD.	4,574	—
Polestar Times Technology	4,177	—
Volvofinans Bank AB	954	3,751
Other related parties	534	—
Total	$223,207	$128,285
Incentives to key management personnel
During the year ended December 31, 2019, Volvo Cars provided an equity based incentive program to certain members of the Group’s management team (the “Polestar Incentive Plan”). The Polestar Incentive Plan was launched to incentivize the retention of key personnel with pivotal roles in the development of the Group into a successful standalone company. Each participant was offered to purchase shares in PSINV AB, a subsidiary of Volvo Cars which in turn owned shares in Polestar Automotive Holding Limited and hence the participants were indirectly minority owners of the Group. The investment was made at fair market value in accordance with an external valuation.
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

As a consequence of the listing of Polestar Automotive Holding UK Limited on the Nasdaq Stock Exchange in June 2022 and in accordance with the terms of the Polestar Incentive Program, Volvo Cars was obliged to repurchase the participants shares in PSINV AB at fair market value. Each participant was thereafter obliged to reinvest the net proceeds received (repurchase amount less an amount corresponding to the effective tax rate on capital gains in the participants jurisdiction) in shares in Polestar Automotive Holding UK Limited directly on the open market. The purchased shares were subject to a 180 days’ lock-up period.
Refer to Note 7 - Employee benefits for details on compensation to the EMT and managing directors at the Group’s sales units.
Asset disposals
In December 2022, Polestar committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by Polestar New Energy Vehicle Co. LTD. ("PSNEV"). Prior to the sale, there was a change in the grouping of assets classified as held for sale to include additional assets and immaterial liabilities. The inclusion of these additional assets and immaterial liabilities formed a group of assets and did not meet the definition of a business as defined by IFRS 3. The sale of PSNEV represented a common control transaction because (1) PSNEV did not meet the definition of a business at the time of the transaction, (2) the ultimate control of PSNEV was the same before and after the transaction, and (3) control of PSNEV was not transitory (i.e., organized to effect a 'grooming' transaction.) The resulting gain on the sale was $16,334. Refer to Note 28 - Assets held for sale for additional details.
Note 28 - Assets held for sale
In December 2022, the Group committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by the Group subsidiary, PSNEV, that was previously used to manufacture the Polestar 1 and special edition Polestar 2 BST 270. Accordingly, the Chengdu plant and certain related assets were presented as a disposal group held for sale. The assets related to the Chengdu Plant which were classified as held for sale amounted to $56,001 as of December 31, 2022. The cumulative foreign exchange losses related to exchange rate differences from translation of the disposal group that were included in other comprehensive income as of December 31, 2022 amounted to $1,392. In July 2023, there was a change in the asset grouping classified as held for sale to include an immaterial amount of Other current assets and liabilities along with $85,542 of accounts receivable. The accounts receivable was an intercompany receivable, held by PSNEV, which was not settled prior to the sale of the asset group. Geely agreed to purchase the intercompany receivable as part of the sale, resulting in a change in the asset grouping.
On August 1, 2023, the Group completed the sale of the asset group to Geely. Upon disposal of the asset group, cumulative foreign exchange losses of $6,636 were reclassified from equity to profit or loss as part of the gain on disposal. The derecognition of the asset group previously classified as held for sale, including the modification to include accounts receivable, resulted in a total gain of $16,334. The gain is reflected within Other operating income (expense) on the Consolidated Statement of Loss and Comprehensive Loss. Refer to Note 27 - Related party transactions for additional details.
Note 29 - Commitments and contingencies
Commitments
As of December 31, 2023, commitments to acquire PPE and intangible assets were $42,288 and $31,338, respectively. As of December 31, 2022, commitments to acquire PPE and intangible assets were $40,720 and $33,210, respectively. These commitments are contractual obligations to invest in PPE, intangible assets for the production of upcoming vehicle models Polestar 3, Polestar 4, Polestar 5 and Polestar 6. As of December 31, 2023, Polestar also has a capital injection commitment related to the investment in Polestar Technology amounting to $68,600. Refer to Note 10 - Investment in associates for more details on the investment in Polestar Technology.
Polestar has contractual obligations with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreement minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent Polestar´s future commitments as of December 31, 2023:

	Total	Less than 1 year	Between 1-5 years	After 5 years
PS2 battery purchase volume commitments	19,448	19,448	—	—
Logistics service commitments	57,108	57,108	—	—
PS3 and PS4 purchase volume commitments[1]	277,496	277,496	—	—
PS4 sales volume commitments	83,842	14,903	61,439	7,500
Other commitments	5,463	5,463	—	—
Total	$443,357	$374,418	$61,439	$7,500
1 - The PS3 manufacturing agreement with Volvo Cars was signed on January 8, 2024, however commitments related to the agreement existed as of December 31, 2023 based on the terms in the agreement governing Polestar's sale of PS3 Tooling and Equipment to Geely that was signed on December 8, 2023. Refer to Note 27 - Related party transactions and Note 30 - Subsequent events for further details.
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings, claims, and other assessments that cover a wide range of matters. Liabilities for such contingencies are not recorded until it is probable that a present obligation exists and the amount of the obligation can be estimated reliably. However, contingencies are disclosed when the potential financial effect could be material. As of December 31, 2023 and 2022, the Group did not have any material contingencies.

Note 30 - Subsequent events
Management has evaluated events subsequent to December 31, 2023 and through August 14, 2024, the date these Consolidated Financial Statements were originally authorized for issuance by the Board of Directors. The following events which occurred subsequent to December 31, 2023 merited disclosure in these Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
On January 3, 2024, Polestar's investee in China, Polestar Technology (Shaoxing) Co., Ltd., selected Nanjing as its final province of registration. The investee was renamed Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). Subsequently, on February 29, 2024, Polestar Times Technology, Polestar, Xingji Meizu, and Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (the "Nanjing Investor") entered an agreement for Polestar Times Technology to receive an additional $60,360 in capital from the Nanjing Investor over four installments in exchange for equity; subject to Polestar Times Technology achieving certain increased paid-in capital and invoiced sales thresholds in Nanjing province. In the event Polestar Times Technology achieves these thresholds and secures the investment installments from the Nanjing Investor, Polestar's ownership in Polestar Times Technology will decrease from 49% to 37.6% over time. As of the date these Consolidated Financial Statements were authorized for issuance, Polestar has injected total cash of $34,300 into Polestar Times Technology and maintains 46.2% ownership.
On January 8, 2024, Polestar and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., a Volvo Cars subsidiary, entered into an agreement for the manufacturing of Polestar 3 vehicles in Volvo Cars' Chengdu plant for sale outside of China. Under this agreement, Polestar is committed to purchase certain volumes of Polestar 3 vehicles between 2025 and 2030. In the event that Polestar´s actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity. On January 12, 2024, Polestar entered into a similar agreement with the same Volvo Cars subsidiary, inclusive of similar volume commitment terms, governing the manufacturing of Polestar 3 vehicles in Volvo Cars' Chengdu plant for sale in China. These manufacturing agreements also represent those related to Polestar's sale of PS3 Tooling and Equipment discussed in Note 27 - Related party transactions.
On February 22, 2024, Polestar entered into a syndicated multicurrency green trade facility with BNP Paribas, Natixis, Hong Kong Branch, Standard Chartered Bank, the Hongkong and Shanghai Banking Corporation Limited, Banco Bilbao Vizcaya Argentaria, S.A., London Branch, Shanghai Pudong Development Bank Co., Ltd., Credit Agricole Corporate and Investment Bank, China Bohai Bank Co., Ltd. Shanghai Free Trade Zone Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd. Hong Kong Branch, Citigroup Global Markets Asia Limited, and China Zheshang Bank Co., Ltd. with Standard Chartered Bank acting as agent and security agent. Total principal available for utilization under the arrangement is divided into two facilities where Facility A is EUR denominated at €340,000 and Facility B is USD denominated at $583,500. Facility A utilizations carry interest at the relevant EURIBOR plus 2.85%. Facility B utilizations carry interest at the Chicago Mercantile Exchange Term SOFR plus 3.35%. Both facilities have a 36-month repayment period with repayment of utilizations due in full at the end of the period, including any unpaid interest and other fees. The facilities are secured by interest reserve accounts pledges with an aggregate of three months interest deposited upon utilization of available credit. As of February 28, 2024, Polestar had drawn the entire borrowing capacity available under both facilities. Simultaneously with the signing of the syndicated multicurrency green trade facility on February 22, 2034, Polestar and Geely entered into a subordination deed with Standard Chartered Bank, making Polestar's $250,000 credit facility with Geely entered into on November 8, 2023, as discussed in Note 27 - Related party transactions, subordinated to the the syndicated multicurrency green trade facility. By the terms of the subordination deed, no payment to Geely of principal or interest will be made until all amounts due under the syndicated multicurrency green trade facility have been paid in full.
On February 27, 2024, Polestar agreed to a one-year extension of the green trade revolving credit facility with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC, ING Belgium SA/NV, and Barclays Bank Ireland PLC with an aggregate principal amount available of €470,000. Utilizations of this facility carry interest at the relevant interbank offered rate plus 2.3% per annum and have a repayment period of 90 days.
On March 3, 2024, Polestar, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., a Volvo Cars subsidiary, and Chengdu Jisu New Energy Vehicle Co., Ltd, a Geely subsidiary, entered into the user right agreement related to Polestar's sale of PS3 Tooling and Equipment discussed in Note 27 - Related party transactions. Under the user right agreement, Geely granted Volvo Cars the right to use to PS3 Tooling and Equipment to manufacture the PS3 for Polestar in exchange for an annual user right fee from Volvo Cars.
On March 11, 2024, Polestar entered into a 12-month working capital loan for ¥177,000 with East Asia Bank. This loan carries an interest rate of 4.5% per annum due quarterly. This loan benefits from letters of comfort from Volvo Cars and Geely.
On April 30, 2024, Polestar entered into a 12-month working capital loan for ¥473,000 with Bank of China Shanghai Branch. This loan carries an interest rate of 12-month LPR plus 0.35% due quarterly. This loan benefits from letters of comfort from Geely.
On May 31, 2024, Polestar entered into a 12-month working capital loan for ¥88,000 with Bank of China Shanghai Branch. This loan carries an interest rate of 12-month LPR plus 0.35% due quarterly. This loan benefits from letters of comfort from Geely.
On June 13, 2024, Polestar entered into a 12-month working capital loan for ¥231,000 with East Asia Bank. This loan carries an interest rate of 4.3% per annum due quarterly. This loan benefits from letters of comfort from Volvo Cars and Geely.
On June 28, 2024, Polestar entered into a non-recourse trade receivables factoring agreement with BNP Paribas Fortis Factor N.V. ("BNP Paribas Fortis Factor") whereby BNP Paribas Fortis Factor agreed to purchase up to €120,000 in eligible trade receivables from Polestar. Polestar pays a factoring fee calculated as a specified base rate plus an applicable margin. Additionally, Polestar continues to service collection of the trade receivables. As of the date these financial statements were ready for issuance, Polestar has received €45,000 for the sale of trade receivables to BNP Paribas Fortis Factor.
On August 2, 2024, Polestar entered into a 12-month working capital loan for $196,000 with China CITIC Bank Hangzhou Branch. This loan carries an interest rate of 7.8% per annum due quarterly. This loan benefits from letters of comfort from Geely.
Note 31 - Restatement of financial statements

Prior Restatement
The comparative disclosures for the 2021 and 2022 annual consolidated financial statements were previously restated as a result of misstatements identified by management subsequent to the issuance of the annual consolidated financial statements filed on Form 20-F for the years ended December 31, 2021, and December 31, 2022 on April 14, 2023. These Prior Restatement errors were identified during the preparation of our consolidated financial statements as of and for the year ended December 31, 2023. Accordingly, these misstatements were corrected, including the previously recorded out of period adjustments, for all periods presented by revising the comparative figures in the 2023 consolidated annual consolidated financial statements issued on August 14, 2024. The Prior Restatement was related to the following categories of misstatements:
(i)    Inventories
The errors identified in the Inventories category encompass errors relating to incorrect valuation, classification, recognition, and allocation of costs associated with inventory. The most significant errors in this category include the incorrect treatment of certain launch costs, capitalization of inventory cost allocation, failed sale/lease transactions, and vehicles with repurchase obligations. The net impact of the inventory related error corrections on the Consolidated Statements of Loss and Comprehensive Loss was a reduction of the loss of $16,539 and $16,491 in 2022 and 2021, respectively.
(ii)     Accruals and Deferrals
The errors identified in the Accruals and Deferrals category encompass errors relating to the recognition and measurement of accruals and deferrals. These errors include both the understatement and overstatement of accruals and deferrals before the issuance of the financial statements, despite the availability of accurate information. The most significant transactions in this category include incorrect warranty accrual release, over accrual of operating expenses in North America and timing of revenue recognition and deferred revenue related to vehicle subscription services. The net impact of the accrual and deferral related error corrections on the Consolidated Statements of Loss and Comprehensive Loss was an increase of the loss by $6,688 in 2022 and a reduction of the loss of $20,090 in 2021.
(iii)    Capitalization of expenses
The errors identified in the Capitalization of Expenses category encompass errors relating to expenses that were erroneously capitalized as an asset and vice-versa as of and for the years ended December 31, 2022 and December 31, 2021. The most significant transactions in this category include incorrect recognition of certain assets in China, and the incorrect capitalization of manufacturing engineering expenses as an intangible asset related to services provided to certain contract manufacturing facilities. The net impact of the capitalization related error corrections on the Consolidated Statements of Loss and Comprehensive Loss was an increase in the loss of $8,187 and $1,837 in 2022 and 2021, respectively.
(iv)    Other - Reclassifications
The errors identified in the Other - Reclassifications category encompass errors arising from misallocations of assets and liabilities between different financial statement captions and misallocations of assets and liabilities between current and non-current. The most significant adjustments in this category include non-current reclassification misstatements related to certain buyback liabilities, an error in lease asset and liability in the United Kingdom, and overstatement of advances from customers and accounts receivable in Germany. There is a marginal impact to the Consolidated Statements of Loss and Comprehensive Loss for the twelve months ended December 31, 2021, and December 31, 2022, due to reclassifications relating to lease expense reversals upon the reclassification of a lease liability to a financing obligation in Korea. Furthermore, related party balances from Other non-current interest-bearing liabilities and Interest-bearing current liabilities have been reclassified to respective related party line items on the Consolidated Statements of Financial Position as of December 31, 2021, and December 31, 2022, to maintain consistency with the Consolidated Statement of Financial Position as of December 31, 2023.
(v)    Deferred Taxes and Income Taxes
The errors identified in the Deferred Taxes and Income Taxes category encompass errors relating to the recognition, measurement, and reporting of the Group’s Deferred tax assets, Deferred tax liabilities, and income tax expenses as of and for the years ended December 31, 2022 and December 31, 2021. These errors include improper estimation of deferred tax amounts, errors in tax calculations, and errors pertaining to the treatment of value added tax. The most significant transactions in this category include incorrect recognition of Deferred tax assets and deferred liabilities at the Sweden tax rate, instead of the local market rate, and incorrect recording of Deferred taxes and Income tax expense in North America resulting from the other misstatement categories explained. The tax impact of all misstatement corrections has also been recognized. The net impact of the tax related error corrections and the tax effect of the other error corrections on the Consolidated Statements of Loss and Comprehensive Loss was an increase in the loss of $12,876 in 2022 and a reduction of the loss of $3,411 in 2021, respectively.
Current Restatement
Subsequent to the issuance of the consolidated financial statements included within the Annual Reports on Form 20-F for the years ended December 31, 2022, and December 31, 2023, management identified misstatements in connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2024 that warranted the restatement of the 2022 and 2023 annual consolidated financial statements. The Current Restatement relates to the following misstatements:
(vi) Unique Tooling Assets Under Construction

This error is the primary reason for the restatement decision. The Company owns unique tooling which is used in the manufacturing of its vehicles. This unique tooling had previously been recognized as property, plant and equipment once either the production standard part process test is conducted or production utilizing the unique vendor tools has occurred, whichever is earlier. Management determined due to contractual terms that certain unique tooling should have instead been recognized as assets under construction (“AUC”) in the Property, plant, and equipment financial statement caption according to the progression of work, resulting in a material understatement of AUC and a corresponding understatement of Other current liabilities and Other non-current liabilities in the 2022 and 2023 Consolidated Statement of Financial Position. The reconsideration of the AUC recognition changes the timing of recognizing AUC but does not change the expected total amount of AUC to be acquired. There is no impact on the 2022 and 2023 Consolidated Statements of Loss and Comprehensive Loss as a result of the AUC misstatement.
(vii) Reclassification of Cash Flows
There was a classification error between investing and operating activities in the Consolidated Statement of Cash Flows related to cash paid for intellectual property (IP). While this error had no impact to the Consolidated Statements of Loss and Comprehensive Loss, it led to an overstatement of cash used for investing activities and an understatement of cash used for operating activities in the amount of $21,400.
(viii) Other – Reclassifications
The errors identified in the Other – Reclassification category encompass errors arising from misallocations of assets and liabilities between different financial statement captions, misallocations of assets and liabilities between current and non-current and misallocations of revenue and expenses. There is no resulting impact on the net loss or total comprehensive net loss included in the Consolidated Statements of Loss and Comprehensive Loss, respectively, from correcting these errors.
(ix) Other – Miscellaneous
The errors identified in the Other – Miscellaneous category encompass several insignificant errors that were corrected as part of the restatement process. These errors have an immaterial impact on the 2022 and 2023 Consolidated Statements of Loss and Comprehensive Loss. The errors in this category relate to vehicles with repurchase obligations errors, tax calculation errors, as well as both the understatement and overstatement of accruals and other provisions.
The tables below present the effect of the correction of the misstatements and the revision on the Consolidated Statements of Loss and Comprehensive Loss, Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows as of and for the years ended December 31, 2023, and December 31, 2022. The adjustments identified related to the Consolidated Statements of Cash Flows for the years ended December 31, 2023, and December 31, 2022 only impact the classifications between cash flows (used in)/from operating, investing and financing, and do not result in a change in Cash and cash equivalents for the years ended December 31, 2023 and December 31, 2022, from the originally reported amounts.
Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2023

Particulars	As originally filed on August 14, 2024	Current Restatement Adjustments	As Restated	Current Restatement Reference
Revenue	2,378,562	(10,477)	2,368,085	(ix)
Cost of sales	(2,791,643)	13,421	(2,778,222)	(viii), (ix)
Gross (loss) profit	$(413,081)	$2,944	$(410,137)
Selling, general and administrative expense	(949,683)	5,506	(944,177)	(viii)
Research and development expense	(158,406)	1,126	(157,280)	(viii)
Other operating income (expense), net	41,204	876	42,080	(viii)
Listing expense	—	—	—
Operating loss	$(1,479,966)	$10,452	$(1,469,514)
Finance income	69,454	111	69,565	(viii)
Finance expense	(213,321)	79	(213,242)	(viii)
Fair value change - Earn-out rights	443,168	—	443,168
Fair value change - Class C Shares	22,000	—	22,000
Share of losses in associates	(43,304)	—	(43,304)
Loss before income taxes	$(1,201,969)	$10,642	$(1,191,327)
Income tax benefit (expense)	7,138	2,314	9,452	(viii)
Net loss	$(1,194,831)	$12,956	$(1,181,875)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.57)	0.01	(0.56)
Class B - Basic and Diluted	(0.57)	0.01	(0.56)

Consolidated Statement of Comprehensive Loss

Net loss	(1,194,831)	12,956	(1,181,875)
Other comprehensive income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	(10,237)	94	(10,143)	(viii)
Total other comprehensive (loss) income	$(10,237)	$94	$(10,143)
Total comprehensive loss	$(1,205,068)	$13,050	$(1,192,018)
Consolidated Statement of Financial Position as of December 31, 2023

Particulars	As originally filed on August 14, 2024	Current Restatement Adjustments	As Restated	Current Restatement Reference
Assets
Non-current assets
Intangible assets and goodwill	1,412,729	5,978	1,418,707	(viii)
Property, plant and equipment	316,867	159,172	476,039	(vi)
Vehicles under operating leases	67,931	2,292	70,223	(viii)
Other non-current assets	7,212	2,521	9,733	(viii)
Deferred tax assets	43,041	(705)	42,336	(viii)
Other investments	2,414	—	2,414
Total non-current assets	$1,850,194	$169,258	$2,019,452
Current assets
Cash and cash equivalents	768,927	(663)	768,264	(viii)
Trade receivables	126,205	511	126,716	(ix)
Trade receivables - related parties	61,026	—	61,026
Accrued income - related parties	152,605	—	152,605
Inventories	939,359	(11,673)	927,686	(viii)
Current tax assets	9,270	3,387	12,657	(viii)
Assets held for sale	—	—	—
Other current assets	204,142	10,086	214,228	(viii)
Other current assets - related parties	9,576	—	9,576
Total current assets	$2,271,110	$1,648	$2,272,758
Total assets	$4,121,304	$170,906	$4,292,210
Equity
Share capital	(21,168)	—	(21,168)
Other contributed capital	(3,615,187)	—	(3,615,187)
Foreign currency translation reserve	26,010	(371)	25,639	(viii),(ix)
Accumulated deficit	4,872,644	(10,937)	4,861,707	(viii),(ix)
Total equity	$1,262,299	$(11,308)	$1,250,991
Liabilities
Non-current liabilities
Non-current contract liabilities	(63,063)	(90)	(63,153)	(ix)
Deferred tax liabilities	(3,335)	—	(3,335)
Other non-current provisions	(104,681)	1,073	(103,608)	(viii)
Other non-current liabilities	(73,149)	(54,274)	(127,423)	(vi), (ix)
Earn-out liability	(155,402)	—	(155,402)
Other non-current interest-bearing liabilities	(54,439)	—	(54,439)

Other non-current interest-bearing liabilities - related parties	(1,409,244)	(4,013)	(1,413,257)	(viii), (ix)
Total non-current liabilities	$(1,863,313)	$(57,304)	$(1,920,617)
Current liabilities
Trade payables	(92,441)	—	(92,441)
Trade payables - related parties	(275,704)	—	(275,704)
Accrued expenses - related parties	(450,000)	3,962	(446,038)	(viii), (ix)
Advance payments from customers	(16,415)	—	(16,415)
Current provisions	(94,887)	6,142	(88,745)	(ix)
Liabilities to credit institutions	(2,023,582)	(3,083)	(2,026,665)	(viii)
Current tax liabilities	(12,812)	1,449	(11,363)	(viii)
Interest-bearing current liabilities	(19,547)	—	(19,547)
Interest-bearing current liabilities - related parties	(68,332)	(5,482)	(73,814)	(viii), (ix)
Current contract liabilities	(112,062)	37,183	(74,879)	(ix)
Class C Shares liability	(6,000)	—	(6,000)
Other current liabilities	(347,902)	(141,845)	(489,747)	(vi), (viii), (ix)
Other current liabilities - related parties	(606)	(620)	(1,226)	(ix)
Total current liabilities	$(3,520,290)	$(102,294)	$(3,622,584)
Total liabilities	$(5,383,603)	$(159,598)	$(5,543,201)
Total equity and liabilities	$(4,121,304)	$(170,906)	$(4,292,210)
Consolidated Statement of Cash Flows as for the year ended December 31, 2023

Particulars	As originally filed on August 14, 2024	Current Restatement Adjustments	As Restated	Current Restatement Reference
Cash flows from operating activities
Net loss	(1,194,831)	12,956	(1,181,875)	(viii),(ix)
Adjustments to reconcile net loss to net cash flows:	—	—	—
Depreciation and amortization expense	115,010	435	115,445	(viii)
Warranty provisions	65,543	615	66,158	(viii)
Impairment of inventory	134,877	11,673	146,550	(viii)
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets	351,241	(11,673)	339,568	(viii)
Finance income	(69,454)	(111)	(69,565)	(viii)
Finance expense	213,321	(79)	213,242	(viii),(ix)
Fair value change - Earn-out rights	(443,168)	—	(443,168)
Fair value change - Class C Shares	(22,000)	—	(22,000)
Listing expense	—	—	—
Income tax benefit (expense)	(7,138)	(2,314)	(9,452)	(viii)
Share of losses in associates	43,304	—	43,304
Gain on sale of asset grouping	(16,334)	—	(16,334)
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	10,892	—	10,892
Litigation provisions	35,676	(10,000)	25,676	(viii),(ix)
Other provisions	19,890	—	19,890
Unrealized exchange (loss) gain on trade payables	26,787	—	26,787
Other non-cash expense and income	(8,510)	(435)	(8,945)	(viii)
Change in operating assets and liabilities:	—	—	—
Inventories	(358,392)	—	(358,392)
Contract liabilities	77,424	—	77,424
Trade receivables, prepaid expenses, and other assets	(151,634)	(5,226)	(156,860)	(viii),(ix)

Trade payables, accrued expenses, and other liabilities	(459,002)	(29,840)	(488,842)	(vii), (viii), (ix)
Interest received	32,280	—	32,280
Interest paid	(220,147)	—	(220,147)
Taxes paid	(35,477)	—	(35,477)
Cash used for operating activities	$(1,859,842)	$(33,999)	$(1,893,841)
Cash flows from investing activities
Additions to property, plant, and equipment	(137,400)	—	(137,400)
Additions to intangible assets	(457,364)	21,780	(435,584)	(vii), (viii), (ix)
Additions to other investments	—	—	—
Proceeds from sale of property, plant, and equipment	1,779	—	1,779
Proceeds from sale of asset grouping	153,586	—	153,586
Cash used for investing activities	$(439,399)	$21,780	$(417,619)
Cash flows from financing activities
Change in restricted deposits	(1,906)	—	(1,906)
Proceeds from short-term borrowings	3,262,831	11,057	3,273,888	(ix)
Proceeds from long-term borrowings	1,381,738	—	1,381,738
Proceeds from related party capital contribution	25,565	—	25,565
Proceeds from issuance of share capital and other contributed capital	—	—	—
Repayments of borrowings	(2,553,008)	—	(2,553,008)
Repayments of lease liabilities	(21,916)	—	(21,916)
Transaction costs	—	—	—
Cash provided by financing activities	$2,093,304	$11,057	$2,104,361
Effect of foreign exchange rate changes on cash and cash equivalents	987	499	1,486	(viii),(ix)
Net (decrease) increase in cash and cash equivalents	$(204,950)	$(663)	$(205,613)
Cash and cash equivalents at the beginning of the period	$973,877	$—	$973,877
Cash and cash equivalents at the end of the period	$768,927	$(663)	$768,264
Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2022

Particulars	As originally filed on April 14, 2023	Prior Restatement Adjustments	As Originally Restated	Current Restatement Adjustments	As Restated	Prior Restatement Reference	Current Restatement Reference
Revenue	2,461,896	(17,791)	2,444,105	(3,287)	2,440,818	(i),(ii),(iv)	(ix)
Cost of sales	(2,342,453)	(849)	(2,343,302)	3,606	(2,339,696)	(i),(ii),(iii),(iv)	(viii), (ix)
Gross (loss) profit	$119,443	$(18,640)	$100,803	$319	$101,122
Selling, general and administrative expense	(864,598)	26,231	(838,367)	(1,784)	(840,151)	(i),(ii),(iii),(iv)	(viii)
Research and development expense	(167,242)	(7,674)	(174,916)	—	(174,916)	(i),(ii),(iii)
Other operating income (expense), net	(1,565)	1,260	(305)	—	(305)	(i)
Listing expense	(372,318)	—	(372,318)	—	(372,318)
Operating loss	$(1,286,280)	$1,177	$(1,285,103)	$(1,465)	$(1,286,568)
Finance income	8,552	—	8,552	—	8,552
Finance expense	(108,435)	33	(108,402)	—	(108,402)	(i)
Fair value change - Earn-out rights	902,068	—	902,068	—	902,068
Fair value change - Class C Shares	35,090	—	35,090	—	35,090
Loss before income taxes	(449,005)	1,210	(447,795)	(1,465)	(449,260)

Income tax benefit (expense)	(16,784)	(12,876)	(29,660)	(97)	(29,757)	(v)	(viii)
Net loss	$(465,789)	$(11,666)	$(477,455)	$(1,562)	$(479,017)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.23)	0.01	(0.24)	—	(0.24)
Class B - Basic and Diluted	(0.23)	0.01	(0.24)	—	(0.24)

Consolidated Statement of Comprehensive Loss

Net loss	(465,789)	(11,666)	(477,455)	(1,562)	(479,017)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	4,519	(4,339)	180	251	431	(i), (ii), (iii), (iv), (v)	(viii), (ix)
Total other comprehensive (loss) income	$4,519	$(4,339)	$180	$251	$431
Total comprehensive loss	$(461,270)	$(16,005)	$(477,275)	$(1,311)	$(478,586)
Consolidated Statement of Financial Position as of December 31, 2022

Particulars	As originally filed on April 14, 2023	Prior Restatement Adjustments	As Originally Restated	Current Restatement Adjustments	As Restated	Prior Restatement Reference	Current Restatement Reference
Assets
Non-current assets
Intangible assets and goodwill	1,396,477	(2,195)	1,394,282	(743)	1,393,539	(i), (iii)	(viii)
Property, plant and equipment	258,048	17,906	275,954	76,386	352,340	(i), (iii), (iv)	(vi)
Vehicles under operating leases	92,198	4,988	97,186	—	97,186	(i), (iv)
Other non-current assets	5,306	—	5,306	1,513	6,819		(viii)
Deferred tax assets	7,755	3,532	11,287	(451)	10,836	(v)	(viii)
Other investments	2,333	—	2,333	—	2,333
Total non-current assets	$1,762,117	$24,231	$1,786,348	$76,705	$1,863,053
Current assets
Cash and cash equivalents	973,877	—	973,877	—	973,877
Marketable securities	—	—	—	—	—
Trade receivables	246,107	(6,529)	239,578	1,854	241,432	(i), (iv)	(ix)
Trade receivables - related parties	74,996	4,229	79,225	—	79,225	(iv)
Accrued income - related parties	49,060	—	49,060	—	49,060
Inventories	658,559	(28,405)	630,154	—	630,154	(i), (iv)
Current tax assets	7,184	—	7,184	—	7,184
Assets held for sale	63,224	(7,223)	56,001	—	56,001	(iv)
Other current assets	107,327	5,656	112,983	(3,236)	109,747	(iii), (v)	(viii)
Total current assets	$2,180,334	$(32,272)	$2,148,062	$(1,382)	$2,146,680

Total assets	$3,942,451	$(8,041)	$3,934,410	$75,323	$4,009,733
Equity
Share capital	(21,165)	—	(21,165)	—	(21,165)
Other contributed capital	(3,584,232)	—	(3,584,232)	—	(3,584,232)
Foreign currency translation reserve	12,265	3,508	15,773	(277)	15,496	(i), (ii), (iii), (iv), (v)	(viii),(ix)
Accumulated deficit[1]	3,726,775	(48,962)	3,677,813	2,019	3,679,832	(i), (ii), (iii), (iv), (v)	(viii),(ix)
Total equity	$133,643	$(45,454)	$88,189	$1,742	$89,931
Liabilities
Non-current liabilities
Non-current contract liabilities	(50,252)	1,234	(49,018)	—	(49,018)	(i)(v)
Deferred tax liabilities	(476)	(11,994)	(12,470)	—	(12,470)	(v)
Other non-current provisions	(73,985)	(1,377)	(75,362)	3,390	(71,972)	(i), (iv)	(viii)
Other non-current liabilities	(14,753)	(13,106)	(27,859)	(78,088)	(105,947)	(i)	(vi)
Earn-out liability	(598,570)	—	(598,570)	—	(598,570)
Other non-current interest-bearing liabilities	(85,556)	54,230	(31,326)	—	(31,326)	(iv)
Other non-current interest-bearing liabilities - related parties	—	(43,643)	(43,643)	—	(43,643)	(i), (iv)
Total non-current liabilities	$(823,592)	$(14,656)	$(838,248)	$(74,698)	$(912,946)
Current liabilities
Trade payables	(98,458)	1,040	(97,418)	—	(97,418)	(i)
Trade payables - related parties	(957,497)	22,336	(935,161)	—	(935,161)	(i)
Accrued expenses - related parties	(164,902)	7,476	(157,426)	—	(157,426)	(i), (ii)
Advance payments from customers	(40,869)	5,152	(35,717)	—	(35,717)	(iv)
Current provisions	(74,907)	2,058	(72,849)	3,811	(69,038)	(i), (ii)	(ix)
Liabilities to credit institutions	(1,328,752)	2,364	(1,326,388)	(714)	(1,327,102)	(iv)	(viii)
Current tax liabilities	(10,617)	(3,777)	(14,394)	355	(14,039)	(v)	(viii)
Interest-bearing current liabilities	(21,545)	9,610	(11,935)	—	(11,935)	(iv)
Interest-bearing current liabilities - related parties	(16,690)	(9,928)	(26,618)	(443)	(27,061)	(i), (iv)	(viii)
Current contract liabilities	(46,217)	1,098	(45,119)	12,735	(32,384)	(i), (ii)	(ix)
Class C Shares liability	(28,000)	—	(28,000)	—	(28,000)
Other current liabilities	(393,790)	29,526	(364,264)	(18,111)	(382,375)	(i), (ii), (iii)	(ix)
Other current liabilities - related parties	(70,258)	1,196	(69,062)	—	(69,062)	(i), (iv)
Total current liabilities	$(3,252,502)	$68,151	$(3,184,351)	$(2,367)	$(3,186,718)
Total liabilities	$(4,076,094)	$53,495	$(4,022,599)	$(77,065)	$(4,099,664)
Total equity and liabilities	$(3,942,451)	$8,041	$(3,934,410)	$(75,323)	$(4,009,733)
1 - The current restatement adjustments to this line are inclusive of the $702 roll-forward impact of the FY21 errors impacting the income statement.
Consolidated Statement of Cash Flows as for the year ended December 31, 2022

Particulars	As originally filed on April 14, 2023	Prior Restatement Adjustments	As Originally Restated	Current Restatement Adjustments	As Restated	Prior Restatement Reference	Current Restatement Reference
Cash flows from operating activities
Net loss	(465,789)	(11,666)	(477,455)	(1,562)	(479,017)	(i), (ii), (iii), (iv), (v)	(viii),(ix)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	158,392	(15,401)	142,991	(2,185)	140,806	(i), (iii)	(viii)
Warranty provisions	84,992	6,291	91,283	(38)	91,245	(i), (ii)	(viii)
Impairment of inventory	27,877	(13,047)	14,830	—	14,830	(i), (iv)
Finance income	(8,552)	—	(8,552)	—	(8,552)
Finance expense	108,435	(33)	108,402	—	108,402	(i)
Fair value change - Earn-out rights	(902,068)	—	(902,068)	—	(902,068)
Fair value change - Class C Shares	(35,090)	—	(35,090)	—	(35,090)
Listing expense	372,318	—	372,318	—	372,318
Income tax benefit (expense)	16,784	12,876	29,660	96	29,756	(iv), (v)	(viii)
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	—	11,036	11,036	—	11,036	(iv)
Other provisions	—	23,367	23,367	—	23,367	(iv)
Unrealized exchange (loss) gain on trade payables	—	(26,672)	(26,672)	—	(26,672)	(iv)
Other non-cash expense and income	18,997	(7,731)	11,266	2,185	13,451	(iv)	(viii)
Change in operating assets and liabilities:	—	—	—	—	—
Inventories	(226,638)	40,245	(186,393)	—	(186,393)	(i), (iii), (iv)
Contract liabilities	13,373	8,256	21,629	2,034	23,663	(i), (ii), (iv)	(ix)
Trade receivables, prepaid expenses, and other assets	(220,118)	(2,573)	(222,691)	8,527	(214,164)	(i), (ii), (iii), (iv)	(viii),(ix)
Trade payables, accrued expenses, and other liabilities	52,801	(30,820)	21,981	(713)	21,268	(i), (ii), (iii), (iv),	(ix)
Interest received	8,552	—	8,552	—	8,552
Interest paid	(68,130)	—	(68,130)	—	(68,130)
Taxes paid	(19,559)	—	(19,559)	—	(19,559)
Cash used for operating activities	$(1,083,423)	$(5,872)	$(1,089,295)	$8,344	$(1,080,951)
Cash flows from investing activities
Additions to property, plant, and equipment	(32,269)	—	(32,269)	—	(32,269)
Additions to intangible assets	(681,204)	6,929	(674,275)	—	(674,275)	(iii)
Additions to other investments	(2,500)	—	(2,500)	—	(2,500)
Cash used for investing activities	$(715,973)	$6,929	$(709,044)	$—	$(709,044)
Cash flows from financing activities
Proceeds from short-term borrowings	2,149,799	—	2,149,799	1,156	2,150,955		(viii)
Repayments of borrowings	(1,426,935)	—	(1,426,935)	(9,481)	(1,436,416)		(viii)
Repayments of lease liabilities	(18,905)	(543)	(19,448)	—	(19,448)	(i), (iv)
Proceeds from issuance of share capital and other contributed capital	1,417,973	—	1,417,973	—	1,417,973
Transaction costs	(38,903)	—	(38,903)	—	(38,903)
Cash provided by financing activities	$2,083,029	$(543)	$2,082,486	$(8,325)	$2,074,161
Effect of foreign exchange rate changes on cash and cash equivalents	(66,433)	(514)	(66,947)	(19)	(66,966)	(i), (ii), (iii), (iv), (v)	(viii),(ix)

Net (decrease) increase in cash and cash equivalents	$217,200	$—	$217,200	$—	$217,200
Cash and cash equivalents at the beginning of the period	$756,677	$ —	$756,677	$—	$756,677
Cash and cash equivalents at the end of the period	$973,877	$—	$973,877	$—	$973,877
Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2021

Particulars	As originally filed on April 14, 2023	Prior Restatement Adjustments	As Originally Restated	Current Restatement Adjustments	As Restated	Prior Restatement Reference	Current Restatement Reference
Revenue	1,337,181	9,166	1,346,347	(2,722)	1,343,625	(i),(ii),(iv)	(ix)
Cost of sales	(1,336,321)	(367)	(1,336,688)	4,119	(1,332,569)	(i),(ii),(iii),(iv)	(viii), (ix)
Gross (loss) profit	$860	$8,799	$9,659	$1,397	$11,056
Selling, general and administrative expense	(714,724)	29,675	(685,049)	(1,908)	(686,957)	(i),(ii),(iii),(iv)	(viii)
Research and development expense	(232,922)	(1,097)	(234,019)	—	(234,019)	(i),(ii),(iii)
Other operating income (expense), net	(48,053)	(2,663)	(50,716)	—	(50,716)	(i)
Operating loss	$(994,839)	$34,714	$(960,125)	$(511)	$(960,636)
Finance income	32,970	—	32,970	—	32,970
Finance expense	(45,249)	31	(45,218)	—	(45,218)	(i)
Loss before income taxes	(1,007,118)	34,745	(972,373)	(511)	(972,884)
Income tax benefit (expense)	(336)	3,411	3,075	1	3,076	(v)	(ix)
Net loss	$(1,007,454)	$38,156	$(969,298)	$(510)	$(969,808)
Net loss per share (in U.S. dollars)
Class A - Basic and Diluted	(0.53)	0.02	(0.51)	—	(0.51)
Class B - Basic and Diluted	(0.53)	0.02	(0.51)	—	(0.51)

Consolidated Statement of Comprehensive Loss

Net loss	(1,007,454)	38,156	(969,298)	(510)	(969,808)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations	(33,149)	831	(32,318)	14	(32,304)	(i), (ii), (iii), (iv), (v)	(viii), (ix)
Total other comprehensive (loss) income	$(33,149)	$831	$(32,318)	$14	$(32,304)
Total comprehensive loss	$(1,040,603)	$38,987	$(1,001,616)	$(496)	$(1,002,112)
Consolidated Statement of Cash Flows for the year ended December 31, 2021

Particulars	As originally filed on April 14, 2023	Prior Restatement Adjustments	As originally restated	Current Restatement Adjustments	As Restated	Prior Restatement Reference	Current Restatement Reference
Cash flows from operating activities

Net loss	(1,007,454)	38,156	(969,298)	(510)	(969,808)	(i), (ii), (iii), (iv), (v)	(viii), (ix)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	239,164	(21,323)	217,841	(6,262)	211,579	(i), (iii), (iv)	(viii)
Warranty provisions	63,114	(5,634)	57,480	(1,658)	55,822	(ii)	(viii)
Impairment of inventory	31,984	(1,202)	30,782	—	30,782	(i)
Finance income	(32,969)	(1)	(32,970)	—	(32,970)	(iv)
Finance expense	45,249	(31)	45,218	—	45,218	(i)
Income tax benefit (expense)	336	(3,411)	(3,075)	—	(3,075)	(iv), (v)
Other provisions	—	11,560	11,560	—	11,560	(iv)
Unrealized exchange (loss) gain on trade payables	—	9,876	9,876	—	9,876	(iv)
Other non-cash expense and income	11,560	(11,560)	—	6,262	6,262	(iv)	(viii)
Change in operating assets and liabilities:
Inventories	(290,442)	6,666	(283,776)	—	(283,776)	(i), (iii), (iv)
Contract liabilities	70,220	(11,146)	59,074	—	59,074	(i), (ii)
Trade receivables, prepaid expenses, and other assets	48,574	8,545	57,119	3,234	60,353	(i), (ii)	(viii)
Trade payables, accrued expenses, and other liabilities	519,676	(22,894)	496,782	(7,585)	489,197	(i), (ii), (iv)	(viii), (ix)
Interest received	1,396	—	1,396	(2,976)	(1,580)		(viii)
Interest paid	(12,564)	—	(12,564)	—	(12,564)
Cash used for operating activities	$(312,156)	$(2,399)	$(314,555)	$(9,495)	$(324,050)
Cash flows from investing activities
Additions to property, plant, and equipment	(24,701)	—	(24,701)	—	(24,701)
Additions to intangible assets	(104,971)	2,735	(102,236)	—	(102,236)	(iii)
Cash used for investing activities	$(129,672)	$2,735	$(126,937)	$—	$(126,937)
Cash flows from financing activities
Change in restricted deposits	48,830	—	48,830	—	48,830
Proceeds from short-term borrowings	698,882	—	698,882	9,481	708,363		(viii)
Repayments of borrowings	(411,950)	—	(411,950)	—	(411,950)
Repayments of lease liabilities	(8,578)	(335)	(8,913)	—	(8,913)	(i)
Proceeds from issuance of share capital and other contributed capital	582,388	—	582,388	—	582,388
Transaction costs	—	—	—	—	—
Cash provided by financing activities	$909,572	$(335)	$909,237	$9,481	$918,718
Effect of foreign exchange rate changes on cash and cash equivalents	(27,491)	(1)	(27,492)	14	(27,478)	(i), (ii), (iii), (v)	(viii), (ix)
Net (decrease) increase in cash and cash equivalents	$440,253	$—	$440,253	$—	$440,253
Cash and cash equivalents at the beginning of the period	$316,424	$—	$316,424	$—	$316,424
Cash and cash equivalents at the end of the period	$756,677	$—	$756,677	$—	$756,677

In addition to the corrections made to the consolidated financial statements in the tables above, certain items and disclosures have been updated in the financial statements as a result of the misstatements. Additionally, certain updates were made to correct disclosures, including the breakout of depreciation expense capitalized into inventory in the leases, intangible assets and goodwill, and property, plant and equipment footnotes, and the breakout of related parties that are not consolidated under existing related parties in the related party footnote.