Form 20-F
period 2024-12-31
Polestar Automotive Holding UK PLC
filed 2025-05-09
CIK 1884082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On December 31, 2024, the issuer had 2,060,461,997 Class A Shares (as defined in this Report) in the form of Class A ADSs (as defined in this Report) issued and outstanding, 49,892,575 Class B Shares (as defined in this Report) in the form of Class B ADSs (as defined in this Report) issued and outstanding, 20,499,965 Class C-1 Shares (as defined in this Report) in the form of Class C-1 ADSs (as defined in this Report) issued and outstanding and 4,500,000 Class C-2 Shares (as defined in this Report) in the form of Class C-2 ADSs (as defined in this Report) issued and outstanding.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’ s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

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

ii

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
•    the impact of inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks;
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
“Geely” means Zhejiang Geely Holding Group Company Limited.
“Geely Term Loan Facility” means the Term Loan Facility, dated November 8, 2023, between the Company, as borrower, and Geely Sweden Automotive Investment AB, as lender.
“GGI” means Gores Guggenheim, Inc., subsequently renamed Polestar Automotive US Investment Inc. on July 5, 2024.
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
“Snita Term Loan Facility” means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Snita, as lender, as amended by the parties on November 8, 2023 and August 21, 2024.
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
Polestar’s main distribution approach is different from the currently predominant distribution model for automakers, and its long-term viability is unproven; if we encounter problems with our distribution system, our results of operations and financial condition could be adversely affected; insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on Polestar; Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles; Polestar is subject to risks associated with advanced driver assistance system technology; developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar’s vehicles; extended periods of low gasoline or other petroleum-based fuel prices could adversely affect our business, prospects, results of operations and financial condition; changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar’s results of operations; Polestar’s facilities or operations could be and have been adversely affected by events outside of its control; a global economic recession or other downturn may have a disproportionately adverse impact on Polestar; the ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea have, and are likely to continue to, generate uncertain geopolitical conditions.
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
Risks Related to Polestar’s Employees and Human Resources, such as, Polestar’s ability to manage growth through the retention and recruitment of key personnel, including its senior management team and other key employees; Polestar’s manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations; misconduct by Polestar’s employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damages to its business.
Risks Related to Litigation and Regulation, such as, Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products; Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention and materially harm its business, results of operations, cash flows and financial condition; Polestar’s manufacturing partners may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles; Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities; Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject Polestar to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses; the unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Polestar’s business, prospects, financial condition and results of operations; if Polestar’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar’s results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares; although the audit report included in this Report is prepared by auditors who are currently inspected fully by the US Public Company Accounting Oversight Board (“PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB.
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
Risks Related to Tax, such as, unanticipated tax laws, changes in the application or interpretation of existing tax laws to Polestar or Polestar’s customers, changes to tax rates or challenges to Polestar’s tax positions may adversely impact its profitability and business; transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in the Company’s securities; the Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ADSs; as a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes; Polestar may be unable to utilize certain of its deferred tax assets, which could increase its future tax expenses.
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
Risks Related to Polestar’s Business and Industry
Polestar’s future growth and financial performance depends on the production and sale of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure. Additionally, Polestar’s business and prospects depend significantly on the Polestar brand. If Polestar is unable to maintain and enhance its brand and capture additional market share or if its reputation and business are harmed, it could have a material and adverse impact on Polestar’s business, financial condition, results of operations and prospects.
Polestar’s ability to meet its expectations of growth and financial performance depends on the production and sales of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure. There are a number of risks inherent in the pursuit of such expectations, and—as discussed below—the occurrence of any combination of which could have a material, adverse effect on Polestar’s business, results of operations and financial condition:
•risks relating to the production of Polestar’s current and new vehicle models, including potential delays in the production of new vehicle models, Polestar’s reliance on its strategic partners as contract manufacturers and for the provision and development of key components, technology, software and materials used in Polestar’s vehicles, and the availability and pricing of raw materials and components necessary for the production of Polestar’s vehicles;
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
Polestar (either directly or due to its third-party suppliers and partners) has experienced in the past, and may experience in the future, delays with regard to the development, design, manufacture and commercial release of its current and new models of vehicles. Production delays can be caused by a variety of factors, including software development, delays or constraints by strategic partners or increases in the cost of or a sustained interruption in the supply or shortage of materials or components. Any delays may have a materially negative impact on Polestar’s results of operations and financial condition. Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its vehicles, but it may be unable to do so quickly at prices or quality levels that are acceptable to it, or at all.
If the production ramp-up of the Polestar 3 and Polestar 4 is delayed or reduced Polestar’s revenues, cash flow and reputation would be adversely affected.
Customers’ acceptance and purchase of Polestar’s vehicles are critical components of its business. Polestar’s vehicle models, including the Polestar 3 and Polestar 4 models, may not meet market expectations or be well-received by the market, which could result in these vehicles penetrating the market at lower than expected rates and could ultimately lead to lower than expected sales volumes and revenue. Any negative third-party reviews of new Polestar models could have an adverse effect on consumer perception of these new models. In addition, if the average selling price for new models is below expectations, Polestar may be unable to meet its revenue, cash flow or gross margin expectations. As an SUV, the Polestar 3 is critical for the US market given its associated margin opportunity and the demand for SUVs in the US. Polestar has previously experienced lower than expected demand in the US and it could continue to do so. Additionally, Polestar’s sales volumes in the US market could be negatively impacted by delays in the enactment of regulations that incentivize broader market shifts to electric vehicles.
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
Polestar has previously experienced cost overruns and may experience cost overruns again in the future. Higher than expected cost of goods sold could occur from a variety of factors—including, but not limited to, unexpected increases in prices of raw materials; the pricing/availability of supplies and components (e.g. battery cells); higher than expected warranty claims; higher than expected equipment, freight and energy costs; reliance on third-party partner manufacturing and the imposition of new or increased tariffs or customs duties. Polestar has also begun certain cost savings initiatives and it may be unable to achieve the planned cost efficiency savings. Any inability to mitigate cost overruns or to achieve anticipated cost savings, and any inability to control and reduce supplier costs, would negatively impact Polestar’s financial performance and results of operations.
Polestar’s future financial performance requires Polestar to accurately forecast demand for its vehicles. As the scale of its vehicle production increases, Polestar will need to accurately forecast, purchase, and arrange for warehouse and transport of components internationally to manufacturing facilities and servicing locations at much higher volumes. To the extent Polestar underestimates demand for its vehicles, Polestar’s strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, resulting in the interruption of manufacturing of Polestar’s products and possible delays in shipments and revenues. If Polestar is unable to accurately match the timing and quantities of vehicle and component purchases to its actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in its supply chain, Polestar may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material and adverse effect on its results of operations and financial condition.
To the extent Polestar overestimates demand, Polestar may experience strained liquidity and difficulties in managing its various trade finance facilities as it carries excess inventory, which may necessitate offering deeper discounts on its vehicles. For example, Polestar’s competitors have recently cut prices for their models in order to address supply relative to weakening demand for electric vehicles, and Polestar may be forced to do the same in order to remain competitive. Overestimating vehicle demand could also lead to substantial expenses being incurred by Polestar should it be required to agree to minimum production volumes or purchase commitments, such as for batteries, with its manufacturing partners and suppliers and such minimum vehicle or component quantities not ultimately be produced or ordered.
If demand for electric vehicles continues to worsen, or remains weak for a sustained period of time, the electric vehicle industry, and Polestar’s financial performance specifically, could be materially and adversely affected. Polestar may also experience higher than expected advertising, sales and promotion costs or may be unable to effectively charge such costs to its customers, which could have negative effects on Polestar’s financial performance. An inaccurate forecast in demand for its products may also result in a negative shift in its product mix (e.g., vehicles sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants). Furthermore, Polestar may experience shifts in its sales channel mix, including, but not limited to, a higher number of lower-margin fleet sales than planned. It may also experience a shift in Polestar’s regional sales mix, especially lower than expected sales in the United States and China, which Polestar is currently experiencing. It has significantly written-down the value of inventory and may need to do so again in the future. If Polestar experiences fluctuations in the demand for its products that is not accurately forecasted, it may experience one or more of the impacts outlined above and its results of operations and financial condition may be negatively affected.
Because Polestar’s business and prospects heavily depend on its ability to develop, maintain and strengthen the “Polestar” brand associated with design, sustainability and technological excellence, promoting and positioning its brand depend significantly on Polestar’s ability to provide a consistently high-quality customer experience. To promote its brand, Polestar may be required to change its customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in Polestar’s brand. Polestar’s ability to successfully position its brand could also be adversely affected by perceptions about the quality of its competitors’ vehicles or its competitors’ success. For example, certain of Polestar’s competitors have been subject to significant scrutiny for incidents involving their self-driving technology and battery fires, which could result in similar scrutiny of Polestar. Furthermore, as Polestar launches new vehicles, particularly those based on new architectural platforms, whether developed by Polestar or its partners Geely and/or Volvo Cars, incorporating new technologies, it may experience unusually high numbers of quality issues, customer complaints and/or warranty claims The use of multiple architectural platforms may also create further operational risks for Polestar due to aftermarket support being more complex. Should these risks with new technologies and multiple architectural platforms come to pass, Polestar’s brand may suffer lasting damage and its financial results could be negatively affected.
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
Polestar is only developing electric vehicles and, accordingly, its ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as Polestar expects, develops more slowly than it expects, or if there is a decrease in consumer demand for electric vehicles, Polestar’s business, prospects, financial condition and results of operations will be harmed. The market for electric vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulations (including government incentives, subsidies and, more recently, tariffs) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and Polestar’s electric vehicles in particular.
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
•perceptions about the total cost of ownership of electric vehicles;
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
•government regulations and economic incentives promoting fuel efficiency (including improvements in the fuel economy of the internal combustion engine) and alternative forms of energy;
•the quality and availability of service for electric vehicles, especially in international markets;
•volatility in the cost of oil, gasoline and electricity; and
•access to charging stations and the cost to charge an electric vehicle, especially in international markets, and related infrastructure costs and standardization.
The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or Polestar’s electric vehicles in particular, either of which would materially and adversely affect Polestar’s business, results of operations, financial condition and prospects.
Polestar’s operations rely on its strategic partners and on key suppliers, some of which are single-source suppliers, including for manufacturing vehicles, research and development, intellectual property, engineering and logistics, and materials traceability, and the inability of these strategic partners and suppliers to deliver necessary components of Polestar’s products on schedule and at prices, quality levels and volumes acceptable to Polestar, or Polestar’s inability to efficiently manage these components, could have a material and adverse effect on Polestar’s results of operations and financial condition.
Polestar depends on strategic partners and key suppliers for manufacturing its vehicles. While Polestar plans to obtain components from multiple sources whenever possible, many of the components used in Polestar’s vehicles will be purchased by Polestar from a single source, and Polestar’s limited, and in many cases single-source, supply chain exposes it to multiple potential sources of delivery failure or component shortages for its production. Polestar’s suppliers may not be able to meet Polestar’s required product specifications and performance characteristics, which would impact Polestar’s ability to achieve its product specifications and performance characteristics as well. For example, Polestar’s ability to manufacture its vehicles will depend on the continued supply of battery cells for the battery packs used in its products. Polestar has limited flexibility in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of Polestar’s vehicles until a different supplier is fully qualified. In particular, Polestar is exposed to multiple risks relating to lithium-ion cells. In addition, for example, the loss of a strategic partner or any supplier, particularly a single- or limited-source supplier, or the disruption in the supply of components from its strategic partners or suppliers, could lead to vehicle design changes, production delays, idle manufacturing facilities and potential loss of access to important technology and parts for producing, servicing and supporting Polestar’s vehicles, any of which could result in negative publicity, damage to its brand and a material and adverse effect on its business, prospects, results of operations and financial condition.
Additionally, Polestar employs an asset-light business model that utilizes contract manufacturing and supply arrangements primarily with Volvo Cars and Geely. Polestar believes this business model requires significantly less capital to produce vehicles and generate revenue compared to traditional manufacturers or other electric vehicle companies. However, the supplier agreements Polestar has or may enter into with key suppliers and its strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers and strategic partners become unable to provide, or experience delays in providing components or technology, or if the supplier and related party agreements Polestar has in place are terminated, it may be difficult to find replacement components and technology. Additionally, if Polestar overestimates its requirements, its strategic partners or suppliers may have excess manufacturing capacity and Polestar may carry excess inventory of completed vehicles, which would strain Polestar’s liquidity and increase its costs through additional interest expense on trade finance facilities used to procure the inventory as well as charges for production capacities that Polestar reserves but was not able to use, negatively impacting its gross margins and potentially affecting when Polestar will become profitable. Underestimation of such requirements could have a similarly material, adverse effect. Polestar also depends on its strategic partners to ensure that new production facilities are operational in the expected timeframe and with the expected capacity and quality standards. If Polestar underestimates its production requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Polestar’s suppliers order may vary significantly and could depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Polestar’s partners are unable to deliver necessary components of Polestar’s products on schedule or at quality levels and volumes acceptable to Polestar, or if Volvo Cars and Geely experience manufacturing delays beyond Polestar’s control, the production of Polestar’s vehicles could be delayed. The underestimation of manufacturing requirements or failure to timely deliver vehicles would harm Polestar’s brand, business, prospects, results of operations and financial condition.
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
Additionally, Polestar’s suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in Polestar’s vehicles. Polestar’s suppliers may not ultimately be able to timely meet Polestar’s cost, quality, sustainability and volume needs, requiring Polestar to replace them with other sources. If Polestar is unable to obtain suitable components and materials used in its vehicles from its suppliers, if its suppliers decide to create or supply a competing product, or if Polestar fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed and its business could be adversely affected.
In addition, Polestar could experience delays if its strategic partners and suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of Polestar’s vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that Polestar or its strategic partners will be able to make up for delays in production caused by any disruption in the supply of critical components. Even in cases where Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its single source components, it may be unable to do so quickly, or at all, at prices or quality and sustainability levels that are acceptable to it. This risk is heightened by the fact that Polestar has less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect its ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect Polestar’s results of operations, financial condition and prospects.
In addition, as Polestar continues to develop its international manufacturing footprint, it will face additional challenges with respect to international supply chain management and logistics costs. If Polestar is unable to access or develop localized supply chains in the regions where it or its partners already have or develop manufacturing facilities with the quality, costs and sustainability capabilities required, Polestar could be required to source components from distant suppliers, which would increase its logistics and manufacturing costs as well as greenhouse gas emissions, increase the risk and complexity of Polestar’s supply chain and significantly impair Polestar’s ability to develop cost-effective manufacturing operations, which could have a material and adverse effect on Polestar’s business including its sustainability goals, results of operations and financial condition.
Furthermore, should Polestar be unable to effectively trace the source of materials used in components, it may suffer fines and enforcement action through non-compliance with various laws and regulations, including the EU Conflict Minerals Regulation, the U.S. Dodd-Frank Act, and the U.S. Uyghur Forced Labor Prevention Act. In addition, a failure in materials traceability could also lead to supply chain disruptions as Polestar may be unable to effectively mitigate risks posed by certain geographies, such as regions prone to conflicts or sanctions. It may also result in vehicles not being able to be imported into certain jurisdictions, including the United States. Any of the foregoing could materially and adversely affect Polestar’s results of operations, financial condition and reputation.
Unexpected changes in business conditions, materials pricing and/or availability, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics, and other factors beyond Polestar’s and its suppliers’ control could also affect these suppliers’ ability to deliver components to Polestar on a timely basis. For example, if Polestar’s suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, Polestar may be required to provide substantial financial support to ensure supply continuity, which could have an additional adverse effect on Polestar’s liquidity and financial condition.
Polestar may be unable to adequately control or predict the substantial costs associated with its operations. In addition, the success of Polestar’s business and its future financial performance are dependent on cost-cutting and strategic initiatives Polestar is implementing to mitigate the significant costs and expenses associated with its business.
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
Polestar has incurred and expects to continue to incur significant costs and expenses in its operations and growth of its business. Polestar has made and expects to continue to make significant investments to design, research and develop, produce and market new vehicle models. Such investments can negatively affect Polestar’s profitability. Additionally, the revenues from new models may not be sufficient to recoup the costs and investments associated with their development and may impact Polestar’s ability to generate future cash flow.
Polestar is engaged in a variety of cost-cutting activities and strategic efficiency initiatives. In addition, Polestar expects to continue to restructure its operations as necessary to improve operational efficiency, including occasionally opening or closing offices, facilities or plants. The successful execution of cost-cutting initiatives will involve sourcing, logistics, technology and employment arrangements. Because these initiatives can be complex, there may be difficulties or delays in the implementation of any such initiatives and they may not be immediately effective, resulting in an adverse material impact on Polestar’s financial performance. It will also involve working with suppliers and partners to identify and generate efficiency who may be unwilling or unable to implement any initiatives. Gaining additional efficiencies may be difficult and will likely become increasingly difficult over time as Polestar’s asset-light business model limits opportunities to realize operational efficiencies. In addition, there is a risk that inflation and increased competition may reduce the efficiencies now available. Therefore, there can be no assurances that the efficiency and cost-cutting initiatives will be completed as planned or achieve the desired results. There may also be one-time and other costs and negative impacts relating to restructurings and anticipated cost savings, and Polestar’s strategies may not be implemented or may fail to achieve the desired results.
In addition, prices and transportation expenses for materials fluctuate depending on many factors beyond Polestar’s control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, and other economic and political factors. If Polestar is unable to generate anticipated cost savings, successfully implement its strategies or optimize its supply chain, it may not realize all anticipated operational and efficiency benefits and cost savings, which could adversely affect its business and long-term strategies. It could also require Polestar to use more of its cash and to seek new or additional financing sooner than expected or at an undesirable cost. Profitability and cash flow could also suffer, which could also adversely affect Polestar’s business, financial condition and results of operations. Any attempts to increase the announced or expected prices of Polestar’s vehicles in response to increased costs could be viewed negatively by its customers or potential customers. In the event that these expenses are significantly higher than Polestar anticipates, Polestar could be required to seek additional financing earlier than it expects. If Polestar is unable to successfully implement its cost cutting and restructuring initiatives. its margins, profitability and prospects would be materially and adversely affected.
The success and growth of Polestar’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar’s products. Polestar’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.
The success and growth of Polestar’s business depends upon its ability, working with its strategic partners, to continuously and rapidly innovate, develop and market new products, and there are significant risks related to future market adoption of Polestar’s products and government programs incentivizing consumers to purchase electric vehicles. Polestar has a limited operating history and operates in a rapidly evolving and highly regulated market. Polestar has encountered and expects to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets. Certain of the other risks described in these risk factors are exacerbated by its limited operating history.
Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.
The global automotive market, particularly for electric and alternative fuel vehicles, is highly competitive, and Polestar expects it will become even more so in the future. In recent years, the electric vehicle industry has grown, with many companies that focus completely or partially on the electric vehicle market. Polestar expects additional companies to enter this market within the next several years. Polestar also competes with established automobile manufacturers in the luxury vehicle segment, many of which have entered or have announced plans to enter the alternative fuel and electric vehicle market with either fully electric or plug-in hybrid versions of their vehicles, and Polestar also expects to compete for sales with luxury vehicles with internal combustion engines from established manufacturers. Many of Polestar’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Polestar does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing and support of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established sales forces, broader customer and industry relationships and other resources than Polestar does. Polestar’s competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than it does. Polestar has recently experienced greater competition and expects competition in its industry to continue to intensify in the future. Polestar’s ability to successfully compete in its industry will be fundamental to its future success in existing and new markets. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Polestar to further volatility as it expands and adjusts its operations. Increases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make Polestar’s products less attractive to customers. There can be no assurance that Polestar will be able to compete successfully in its markets.
Polestar’s sales depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry.
Consumers may be less likely to purchase Polestar’s products if they do not believe that its business will succeed or that its operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Polestar if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, Polestar must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including Polestar’s limited operating history and recent financial and share price performance, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and Polestar’s production and sales performance compared with market expectations. Many of these factors are largely outside of Polestar’s control, and any negative perceptions about Polestar’s business prospects, even if exaggerated or unfounded, would likely harm its business and make it more difficult to raise additional capital in the future. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically been associated with significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including Polestar, and further challenging customer, supplier and analyst confidence in Polestar’s business prospects.
Polestar’s future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations.
Polestar has incurred net losses each year since its inception. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar’s business, results of operation and financial condition. Polestar has in the past and expects to continue to accumulate a cash flow deficit for several more years. Despite the loan facilities provided by Volvo Cars, Geely Holding and external lending institutions in late 2023 and throughout 2024, Polestar continues to require a substantial amount of additional incremental capital to fund its business plan. To the extent Polestar raises additional capital through the sale of equity or convertible debt securities, Polestar’s shareholders may be diluted or suffer economic loss, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact cash retention. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles, as well as related research and development and commercialization efforts, and may not be able to fund continuing operations, all of which could have a material adverse effect on Polestar’s business, results of operations and financial condition. Any debt financing in the future could involve additional restrictive covenants relating to Polestar’s capital raising activities and other financial and operational matters, which may make it more difficult for Polestar to obtain additional capital and to pursue business opportunities, including potential acquisitions. There can be no assurance that Polestar will be able to raise the additional funding it expects to need or on commercially attractive terms, or at all. Furthermore, because Volvo Cars will not be providing further funding to Polestar, as it announced in February 2024, Polestar may be more reliant on Geely for either direct bilateral support, or for Geely to participate in public offerings of debt or equity securities.
Polestar has in the past and expects to continue to accumulate a cash flow deficit through at least 2026. Polestar’s future growth and financial performance envisions Polestar introducing and growing additional revenue streams, including those relating to used car sales, aftermarket sales/services, technology licensing and revenue from financing. For example, Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). If Polestar fails to realize revenue from these possible additions to its business or fails to realize such revenue at the expected levels, its cash flows and profitability may be negatively impacted.
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
Polestar could also experience adverse effects from making incorrect assumptions about important cash flow items. Such adverse effects could include, but are not limited to, the following: (i) a need for additional working capital due to, among other reasons, higher than expected inventory days and a lack of availability of trade finance facilities; (ii) higher than expected capital expenditures related to new vehicle development; (iii) unexpected decreases in cash flow from financing activities, which could be the result of, among other factors, an inability to roll over one or more of the working capital facilities with Chinese banking partners in 2025; (iv) an inability to refinance its existing indebtedness; or (v) an inability to raise additional financing in 2025, which would ultimately result in continued use of the China-based working capital facilities for longer than expected and until they can be gradually refinanced, and such facilities may not be available on commercially reasonable terms, or at all.
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
Notably, in Sweden, the board of directors of Polestar Performance AB, Polestar’s main group operating company, is required to immediately prepare and cause the company’s auditors to review a balance sheet for liquidation purposes if there are reasons to believe that the company’s shareholders’ equity is less than one-half of the registered share capital. Polestar Performance AB’s equity level is constantly monitored, and it periodically requires equity injections from Polestar. There is a risk that Polestar’s asset light business model in combination with applicable minimum equity requirements requires more cash to be deployed than otherwise would be the case and that cash will be allocated in a manner that is not optimal for the business operations. Additionally, once cash has been contributed as equity, the cash is trapped insofar that it cannot be freely transferred back to the group company contributing the funds. If cash is trapped in parts of the Polestar group and cannot be used for the group’s operations or be freely repatriated, or there is simply insufficient cash to meet the applicable minimum equity requirement, it may harm Polestar’s operations and financial condition. For more information, see Item 5.B “Operating and Financial Review and Prospects—Liquidity and capital resources.”
Certain covenants in our debt agreements may restrict our operating activities, which may adversely affect our financial condition.
Our multicurrency green syndicated term loan facility with BNP Paribas, Natixis, Standard Chartered Bank, Banco Bilbao Vizcaya Argentaria, the Hongkong and Shanghai Banking Corporation, Shanghai Pudong Development Bank Co., Credit Agricole Corporate and Investment Bank, CitiBank, China Bohai Bank, China Zheshang Bank, Mizuho Bank, and MUFG Bank, entered into on February 22, 2024, contains certain covenants, including maintenance and performance covenants, limiting or restricting Polestar’s ability to take certain actions and requiring Polestar to meet certain minimum revenue thresholds. These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in this facilities agreement, and such breach is not waived or remedied within the applicable remedy period, Polestar’s obligations may be accelerated. While Polestar has received waivers under its $950 million syndicated loan facilities, such as on May 14, 2024 for failing to timely file its Annual Report on Form 20-F for the year ended December 31, 2023 as well as on January 6, 2025 with regards to compliance with minimum revenue for year ended December 31, 2024 and testing of minimum consolidated indebtedness to consolidated assets ratios as of December 31, 2024 and March 31, 2025, there can be no assurance that further waivers would be granted by lenders in the event of future covenant breaches. Any default under this facilities agreement may have a material adverse effect on our financial condition, results of operations, ability to meet our obligations, and value of Polestar’s securities.
Polestar has determined there is substantial doubt about its ability to continue as a going concern.
There is substantial doubt about its ability to continue as a going concern, meaning that Polestar may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Polestar is already highly levered and needs to raise additional funds through the issuance of new debt, equity securities, or otherwise in order to support its current operations, liquidity needs, and business growth. There is no assurance that sufficient financing will be available when needed to allow Polestar to continue as a going concern. The perception that Polestar may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate Polestar’s business due to concerns about its ability to meet contractual obligations.
Based on current operating plans, availability of short-term and long-term debt financing arrangements, and continued financial support from existing Polestar shareholders, Polestar believes that it has resources to fund its operations for at least the next twelve months. However, Polestar will require additional funds to finance its activities thereafter and expects to consider various financing alternatives with banks and other third parties. For more information, see “—Risks Related to Polestar’s Business and Industry—Polestar’s future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations” and Item 5.B “Operating and Financial Review and Prospects—Liquidity and capital resources.”
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
Polestar’s vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate and to store, retrieve, process and manage immense amounts of data, some of which is still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and Polestar will need to coordinate with its vendors and suppliers in order to develop such technologies and integrate them into its electric vehicles and ensure such technologies interoperate with other complex technology as designed and as expected. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after code has been released for external or internal use. Although Polestar will attempt to remedy any issues it observes in its vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers. Additionally, if Polestar is able to deploy updates to the software addressing any issues, but its over-the-air update procedures fail to properly update the software, Polestar’s customers would then need to arrange for installing such updates to the software, and their software may be subject to deficiencies and vulnerabilities until they do so Any defects or errors in, or which are attributed to, Polestar’s technology, could result in, among other things delayed production and delivery of Polestar’s vehicles, customer dissatisfaction with Polestar’s vehicles, damage to Polestar’s reputation, third party legal action or regulatory penalties and, increased warranty or service costs and use of resources to remedy the issue.
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
Polestar faces risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects.
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
Restrictions on international trade, such as tariffs and other controls on imports or exports of goods, information or technology can materially adversely affect the Company’s operations and supply chain and limit the Company’s ability to offer and distribute its products and services to customers.
Our business is subject to the imposition of tariffs, import and export controls and other trade restrictions, which may make it more costly for us to export our vehicles to other countries or import the materials and supplies needed to manufacture our vehicles. For example, many of Polestar’s vehicles are manufactured in China. The United States recently imposed extraordinary tariffs on Chinese-made electric cars and additional tariffs on goods from China may be imposed in the future.
The European Union has imposed a complex sanctions regime with higher import tariffs on Chinese electric vehicle imports. This has resulted in an additional 18.8% import tariff (in addition to the previously existing 10% tariff) on Polestar’s vehicles by the European Union for Polestar vehicles imported from China, which will lead to higher selling prices or lower margins on the vehicles sold. An effort led by the Chinese Ministry of Commerce is attempting to seek wider industry relief from these tariffs, but there is no guarantee that such relief would be granted or that it would adequately reduce the additional tariff burden. Although, Polestar manufacturing facilities in Charleston, South Carolina and Busan, South Korea (which are owned and operated by Polestar’s manufacturing partners) as well as any potential future facilities, are anticipated to reduce the risk of higher import or custom duties in the US and/or the European Union, this may not ultimately be the case. If these manufacturing facilities do not ramp up as expected, Polestar will rely more heavily on imported inventory from China and its vehicles may be subject to higher tariffs. These new tariff rules are also complex and may be difficult for Polestar to correctly interpret. These tariffs may have a negative impact on our results of operations and cash flows.
Additionally, the US Department of Commerce has implemented regulations on the use of information and communications technologies from China and deployed in connected vehicles. These regulations may prohibit the import of vehicles manufactured in China or by Chinese owned companies. Unless remedial measures to replace certain suppliers can be implemented and a license to exempt the indirect ownership of Polestar by a Chinese national can be obtained from the US Department of Commerce, there is a risk that these new US regulations governing connected vehicles may effectively prohibit Polestar from selling its vehicles in the US market. Such a result would have a materially negative result on our results of operations, cash flow and financial condition.
Other trade related laws and regulations may also impact the import of vehicles into the United States. For example, under the Uyghur Forced Labor Prevention Act, or UFLPA, Polestar may be required by U.S. Customs and Border Protection to trace its supply chains to demonstrate that materials or products within the supply chain did not originate in certain regions within China. If Polestar is not able to import vehicles into the United States due to the UFLPA or other regulatory regimes, it would have a negative result on our results of operations, cash flows and financial condition.
The Chinese government may intervene in or influence Polestar’s and Polestar’s partners’ operations in China at any time, which could result in a material change in Polestar’s operations and ability to produce vehicles and significantly and adversely impact the value of Polestar’s securities.
The Chinese government exerts substantial influence, discretion, oversight and control over the manner in which companies incorporated under the laws and regulations of China must conduct their business activities, including activities relating to overseas offerings of securities and/or foreign investments in such companies. Polestar is incorporated under the laws of England and Wales with headquarters in Sweden, and has subsidiaries with operations in mainland China as well as other significant markets. Accordingly, Polestar is not subject to the permissions requirements of the China Securities Regulatory Commission (the “CSRC”) with respect to the issuance of securities by Polestar to investors. However, Polestar cannot guarantee that the Chinese government will not seek to intervene or influence any of Polestar’s or its partners’ operations or securities’ offerings at any time. If Polestar or its partners were to become subject to such direct influence, intervention, discretion, oversight or control, including those over overseas offerings of securities (including foreign investments), it may result in a material adverse change in Polestar’s and its partners’ operations and cause the value of Polestar’s securities to significantly decline or be worthless. Furthermore, because Polestar is indirectly majority owned by a Chinese national, any sanctions or other restrictions placed on Chinese or foreign owned companies by the government of the United States, or any other country in which we do business,that restricts the ability of Polestar to conduct its operations or business in that respective market could have a negative result on our results of operations, cash flow and financial condition.
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
Compliance with China’s data security and information protection laws, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar’s business.
China has implemented several laws related to data security and information protection, including the Data Security Law of the People’s Republic of China, the Cyber Security Law of the People’s Republic of China, the Personal Information Protection Law of the People’s Republic of China, the Several Measures on the Automobile Data Security Management, the Cross-border Data Transfer Security Measures and the Industry and Information Technology Field Data Security Administrative Measures. Many of these laws require regulatory approval or assessment if a person or entity engages in data or information collection, processing, storage, usage and transfer.
Polestar may not be able to comply with these various rules and regulations. Interpretation, application and enforcement of these laws, rules and regulations will evolve over time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations could significantly increase the cost to Polestar of producing and selling vehicles, require significant changes to Polestar’s operations or even prevent Polestar from providing certain service offerings in jurisdictions in which Polestar currently operates or in which Polestar may operate in the future. Despite Polestar’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Polestar’s practices or offerings could fail to meet all of the requirements imposed on Polestar by the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations. Any failure on Polestar’s part to comply with such laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage Polestar’s reputation, discourage new and existing counterparties from contracting with Polestar or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect Polestar’s business, financial condition and results of operations. Even if Polestar’s practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Polestar’s reputation and adversely affect Polestar’s business, financial condition and results of operations (See “—Risks Related to Cybersecurity and Data Privacy—Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans.”). Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect Polestar’s ability, on favorable terms, to raise capital, including engaging in follow-on offerings of its securities in the U.S. market.
Polestar uses global information systems to support its worldwide operation, but the information systems might not have servers in China and the personal information collected by Polestar in China may be constantly exported outside China to countries hosting the information systems’ servers. Polestar also relies on certain information systems maintained by Volvo Cars to process certain personal information, which similarly exports personal information outside China on a regular basis. Personal information processed by information systems with servers in China is stored in China, unless Polestar’s operations necessitate exporting such personal information. Polestar could also be impacted should its OEM suppliers not fulfill such for obligations under the forgoing measures.
Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar’s operating entities in China. Polestar and its subsidiaries may not receive or maintain permissions or all required approvals from the CAC or other relevant authorities to operate in China.
The Chinese government extensively regulates the internet and automotive industries and other business carried out by Polestar’s operating entities in China. Such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. The Chinese government also has significant oversight and discretion over the conduct of Polestar’s business and Polestar’s operations may be affected by evolving regulatory policies as a result. The Chinese government has recently published new policies that significantly affect certain industries, and Polestar cannot rule out the possibility that it will in the future release regulations or policies regarding Polestar’s industry that could adversely affect Polestar’s business, financial condition and results of operations.
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
If sales of Polestar car models do not develop as expected, intangible assets, property plant and equipment and/or inventory could be subject to substantial impairment charges, which could negatively affect Polestar’s financial results.
Polestar has invested and expects to continue to invest significantly in intangible assets such as software and other intellectual property, tooling and other tangible assets and in finished cars, which are held in inventory. After a review of sales and cash flow forecasts, Polestar concluded during 2023 that the book value of certain assets related to Polestar 2 needed to be written down, and as a consequence Polestar recognized an impairment loss of $249.4 million for intangible assets, $90.2 million for property plant and equipment, right-of-use assets (included within property, plant and equipment on the Consolidated Statement of Financial Position), and vehicles under operating leases, and $146.6 million for inventory. For the year ended December 31, 2024, after a review of sale and cash flow forecasts Polestar concluded that the book value of certain assets related primarily to Polestar 3, Polestar 5 and Polestar 6 needed to be written down, resulting in an aggregate impairment loss of $622.1 million. In the event of below forecast sales, pricing, and cash flows in the future Polestar may again as part of its regular impairment assessments be requirement to write-down the value of certain assets, which could negatively affect its financial results.
Polestar relies on various distribution approaches some of which are unproven and different from those employed by other automakers.
Polestar’s primary distribution approach of selling vehicles directly through users (rather than through dealerships), or, in certain countries, through third parties via a franchising model, is not common in the automotive industry today. In North America, for example, all sales are conducted through dealerships. Polestar’s direct to consumer approach of vehicle distribution, which has recently been adapted for certain markets to follow a non-genuine agency model where more active selling and sales support takes place in the showrooms of Space partners, is relatively new and has a shorter track record to prove long-term effectiveness. It thus subjects Polestar to risks as this approach requires, in the aggregate, significant expenditures and the development of an in-house sales and marketing team and may provide for slower expansion of Polestar’s distribution and sales systems than the traditional dealership system. Polestar has only recently adopted, to a limited extent, the long established sales channels developed through a dealership system to increase its sales volume. Polestar also leverages the existing Volvo Cars network of dealers as a pipeline of potential operators of Polestar Spaces or distributors (depending on the distribution approach in each country). Moreover, Polestar competes with automakers with well-established distribution channels. If Polestar’s lack of an established traditional dealer distribution network results in lost opportunities to generate sales, it could limit Polestar’s ability to grow. Polestar’s expansion of its network of retail locations and service points may not fully meet users’ expectations. Polestar’s success will depend in large part on its ability to effectively develop its own sales channels and marketing strategies and successfully expand its dealer distribution network. Implementing its business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and Polestar may not be successful in addressing these challenges.
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
Developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar’s vehicles. Additionally, extended periods of low gasoline or other petroleum-based fuel prices could adversely affect our business, prospects, results of operations and financial condition.
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
Additionally, a portion of the current and expected demand for electric vehicles results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of Europe, North America and Asia on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the outlook for the long-term supply of oil to Europe, North America and Asia improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles, including our vehicles, could be reduced, and our business and revenue may be harmed.
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
Polestar may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of its control. For example, prolonged government mandated quarantines and lockdowns in China during 2022 due to further outbreaks of Covid-19 resulted in delays in the production and delivery of critical components and delayed production of Polestar vehicles. Further, if major disasters such as earthquakes, wildfires, tornadoes or other events occur, or if Polestar’s information system or communications network breaks down or operates improperly, Polestar’s facilities and manufacturing may be seriously damaged or affected, or Polestar may have to stop or delay production and shipment of its products. The effects of climate change may exacerbate the impact of natural disasters and weather events thereby causing interruptions to production or operations and could also lead to higher raw material costs in the event suppliers are also affected by climate change. Furthermore, Polestar could be impacted by physical security incidents at its facilities or those of its strategic partners, which could result in significant damage to such facilities that could require Polestar or its partners to delay or discontinue production of its vehicles. Polestar may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.
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
The ongoing conflicts between Russia and Ukraine and in the Middle East have, and are likely to continue to, generate uncertain geopolitical conditions, including sanctions, economic boycotts, and divestment initiatives that could adversely affect Polestar’s business prospects and results of operations.
Russia and Ukraine are not Polestar markets, and there are no plans to launch in either market in the near future. However, Israel is a Polestar market and Polestar has some suppliers with operations in Israel. The uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine and the conflicts in the Middle East may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Polestar has suppliers in Israel, including Mobileye and
StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot. In addition, further escalation of the conflict in the Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
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
The availability and effectiveness of Polestar’s services depend on the continued operation of its information technology and communications systems. Polestar relies on its and Volvo Cars’ IT systems, and such systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, targeted cybersecurity threats, or other attempts to harm its systems. In addition, the rapid evolution and increased adoption of artificial intelligence may intensify our cybersecurity risks. Polestar also contracts with a third party to operate its cybersecurity operations center. It is possible that our information technology systems and networks, or those that third parties manage or provide, could have vulnerabilities, which could go unnoticed for a period of time. Further, Polestar’s products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in its services or the failure of its systems or the systems on which it relies.
We have experienced cyber security threats and vulnerabilities in our systems, and we have experienced viruses and attacks targeting our information technology systems and networks. Such prior events, to date, have not had a material impact on Polestar. However, the potential consequences of a future material cybersecurity attack may adversely affect our business, results of operations, prospects or financial condition.
Additionally, as part of Volvo Cars IT incident process, Volvo Cars has informed Polestar of cybersecurity incidents that could have had an impact on the operations of Polestar. While the outcomes of these incidents were determined not to have had a material impact on the safety or security of Polestar’s customers or their personal data, it nonetheless highlights the risk that Polestar faces by being partly reliant on external IT systems. Should a future material IT incident occur at Volvo Cars or at the third party that operates our cybersecurity operations center, it could cause Polestar to suffer lengthy interruptions to its ability to operate its business, damage to Polestar’s reputation, loss of customers, loss of revenue, investigations or litigation or liability for damages, any of which could materially and adversely affect Polestar’s business, results of operations, prospects and financial condition.
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
Data privacy concerns of consumers are generally increasing, which could result in new legislation, in negative public perception of Polestar’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar’s business and product development plans. New concerns or vulnerabilities could be introduced as a result by the use of artificial intelligence technologies by us or third parties.
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
The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. The increasing use of artificial intelligence may lead to additional rules and regulations in the jurisdictions in which we operate. Polestar may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018, and as a result of the withdrawal of the United Kingdom from the European Union on 31 January 2020 the United Kingdom now has its own data privacy regime comprised of the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the GDPR and UK GDPR together referred to as the “GDPR”) and California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain privacy rights to individual persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject Polestar to legal and reputational risks.
The GDPR imposes comprehensive data privacy compliance obligations in relation to Polestar’s collection, processing, sharing, disclosure, transfer and other use of personal information, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The GDPR also regulates cross-border transfers of personal information out of the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States, and recent European court and regulatory decisions have taken a restrictive approach. Polestar currently relies on the standard contractual clauses and definition of supplementary measures, where applicable and available, or derogations, to transfer personal information outside the EEA and the UK, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, Polestar could suffer additional costs, complaints and/or regulatory investigations or fines; Polestar may have to stop using certain tools and vendors and make other operational changes; and/or it could otherwise affect the manner in which Polestar provides its services, and could adversely affect Polestar’s business, operations and financial condition.
Since Polestar is subject to the supervision of relevant data protection authorities under both the GDPR and the UK GDPR, Polestar could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of Polestar’s global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change Polestar’s data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions).
Polestar is also subject to evolving EU and UK privacy laws. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws in this area, there can be no assurances that Polestar will be successful in its efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change Polestar’s use of such technologies, as well as civil claims including class actions, and reputational damage. Furthermore, the EU Data Act, which was adopted in January 2024 and will become applicable in September 2025, will apply to data alongside GDPR and extend to providers of internet-of-things devices, providers of related services and holders of both personal and non-personal data in the European Union.
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
Additionally, effective in most respects on January 1, 2023, the California Privacy Rights Act (“CPRA”) has significantly modified the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Other US states have implemented or are implementing comprehensive privacy statutes that share similarities with the CCPA. For example, such laws have been enacted in Virginia, Colorado, Connecticut and Utah, and came into force in 2023. Additionally, Polestar may be subject to certain laws and regulations, e.g., “Right to Repair” laws, that require Polestar to provide third-party access to its network and/or vehicle systems.
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
Risks Related to Polestar’s Employees and Human Resources
Polestar’s ability to manage growth relies on the retention and recruitment of key personnel. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair Polestar’s ability to expand its business.
Polestar's ability to effectively manage its growth and achieve its strategic objectives is heavily reliant on the performance of highly skilled personnel, including its senior management team and other critical employees, as well as its capacity to recruit, retain, and motivate such individuals. The loss of key personnel or the inability to attract and retain qualified talent may impair the Company's ability to expand its operations and achieve its long-term business goals.
Polestar’s success is substantially dependent on the continued service and performance of its senior management team and key personnel, particularly those with expertise in digital, technical, commercial, and automotive fields. Although Polestar expects its senior leadership to remain in place, there is no guarantee against the potential loss of key individuals. In 2024, Polestar underwent several significant changes in senior leadership, including the appointment of a new Chief Executive Officer, Chief Financial Officer, and other key management roles. The ability of these new leaders to effectively develop the Company’s business, operations, and strategic plans is critical to achieving Polestar's strategic objectives. Management transitions, as well as any future leadership changes, could require significant time and resources and may temporarily disrupt the Company’s operations or delay the implementation of its strategic initiatives.
Polestar’s ability to attract, integrate, and retain highly skilled personnel is also a critical factor in its future success. The electric vehicle (EV) industry is characterized by intense competition for talent, particularly for individuals with specialized skills. While the Company continues to prioritize talent acquisition and retention, there is no assurance that it will consistently succeed in securing or retaining such personnel. Furthermore, the presence of highly skilled employees does not necessarily guarantee immediate or sustained profitability.
The workforce reductions undertaken by Polestar in 2023 and 2024 have presented certain challenges, including potential decreases in employee morale, operational disruptions, and the loss of institutional knowledge. These challenges have contributed to a slight increase in employee turnover, prompting the Company to implement measures to mitigate further attrition. However, higher-than-anticipated turnover rates, particularly among employees in critical roles, could adversely affect Polestar’s ability to execute its strategic initiatives and maintain operational productivity. Unplanned departures of key personnel could disrupt ongoing projects, delay essential business processes, and weaken the Company’s competitive position. Replacing such employees often involves substantial time and expense, with no guarantee of securing equally capable successors.
In a highly competitive labor market, particularly within the EV industry, Polestar faces additional challenges related to rising compensation expectations, market dynamics, and reputational factors. These issues may constrain the Company’s ability to attract and retain talent, which could negatively affect its capacity to innovate, adapt to evolving market conditions, and meet customer expectations. Changes in employment laws, labor regulations, or immigration policies may further complicate workforce management, potentially increasing costs or limiting access to qualified personnel in certain jurisdictions.
The inability to attract and retain key personnel could materially and adversely impact Polestar’s operations, competitive position, and long-term success. Additionally, any failure by the Company’s management to effectively anticipate, implement, and oversee the changes required to sustain Polestar’s growth could have a material adverse effect on its business, financial condition, and results of operations.
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
Furthermore, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs. Worker and union disagreements may result in strikes and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies’ operations. Approximately 51% of Polestar’s workforce is covered by collective bargaining agreements. Polestar has collective agreements in Austria, Belgium, Finland, Italy, the Netherlands, Portugal, Spain and Sweden. Labor unions or labor organizations could also seek to organize some or all of Polestar’s non-unionized workforce. Future negotiations with the union or other certified bargaining representatives could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Additionally, if Polestar is unable to reach labor agreements with any current or future unionized work groups, it may be subject to work interruptions or stoppages, which may adversely affect its ability to conduct its operations. Moreover, future agreements with unionized and non-unionized employees may be on terms that are not as attractive as Polestar’s current agreements or comparable to agreements entered into by Polestar’s competitors. Furthermore, Polestar may be directly or indirectly dependent upon companies, such as parts suppliers and trucking and freight companies, with unionized work forces, and work stoppages or strikes organized by such unions could have a material adverse impact on Polestar’s business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of Polestar’s products and have a material and adverse effect on its business, prospects, results of operations or financial condition.
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
Risks Related to Litigation and Regulation
Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation, loss of market access and substantially harm its business and results of operations.
Polestar is or will be subject to complex environmental, manufacturing, and health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal, release of and exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. For example, Polestar is subject to laws, regulations and regulatory agencies like EU Regulation 2018/858 in the EU, the Environmental Protection Agency (“EPA”) and NHTSA in the United States and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance, including remediating contamination if any is found on Polestar’s properties and any changes to Polestar’s operations mandated by new or amended laws, may be significant and such costs may increase in the event of new, or changes to existing, environmental or climate change laws, regulations or rules. Polestar may also face unexpected delays in obtaining permits and approvals required by such laws in connection with the manufacturing and sale of its vehicles, which would hinder its ability to conduct its operations. Such costs and delays may adversely impact its business prospects and results of operations. Furthermore, any violations of these laws may result in litigation, substantial fines and penalties, remediation costs, a loss of market access, third party damages or a suspension or cessation of Polestar’s operations.
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
The Company is subject to and in the future may be subject to securities litigation, which is expensive and could divert management attention.
The price of the AD securities may be volatile and, in the past, companies that have experienced volatility in the market price of their shares may be subject to securities class action litigation. Polestar is and may be in the future the target of this type of litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in such litigation could also subject Polestar to significant liabilities and materially impact our results of operations. Furthermore, a shareholder filed a securities class action lawsuit in August 2023 against parties formerly connected to Gores Guggenheim Inc., the special purpose acquisition company that combined with Polestar as part of the Business Combination. Although Polestar is not a party to such lawsuit, in February 2024 it received a demand from certain of the defendants which stems from indemnification obligations Polestar agreed to as part of the Business Combination Agreement. Polestar will thus be responsible for covering certain defendants’ costs including legal expenses and, potentially, a future settlement or adverse judgment, which may negatively impact our results of operations and cash flows.
On January 30, 2025 Polestar and several of its former executive officers were named as defendants in a putative securities class action complaint filed in the U.S. District Court for the District of New Jersey. Plaintiffs allege that Polestar and the individual defendants violated Sections 10(b) and 20(a) of the Exchange Act in connection with historical financial disclosures and the announcement by Polestar on January 16, 2025, that certain of its previously issued financial information contained errors that required restatement. Defendants intend to defend against the lawsuit.
It is possible that Polestar could be a target of other shareholder litigation in the future and that such lawsuits may require Polestar to expend significant time and resources to defend against such claims.
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
The IRA modifies the tax credit taxpayers are eligible to claim pursuant to Section 30D of the Code (the “30D tax credit”) for electric vehicle purchases on or after January 1, 2023 until December 31, 2032. The IRA placed certain restrictions on both taxpayers eligible to claim such credit via maximum income restrictions and the type of electric vehicles for which the credit may be claimed. Electric vehicles eligible for the 30D tax credit must, among other requirements, (i) be priced below $55,000 (or $80,000 in the case of vans, sport utility vehicles and pickup trucks), (ii) finally assembled in North America and (iii) meet certain assembly and sourcing requirements for both the vehicle itself and the battery, including final assembly of the vehicle and sourcing of a percentage of battery components in North America. Although the IRS is continuing to release guidance on the new requirements imposed by the IRA and Polestar 3 commenced production in South Carolina during summer 2024, Polestar does not currently meet other 30D tax credit eligibility requirements, and its vehicles may suffer a price disadvantage in the U.S. market as compared to electric vehicles of certain competitors that meet all of the requirements for eligibility under the 30D tax credit. Polestar has entered into an agreement with the IRS to become a “qualified manufacturer,” but as described in the previous sentence, does not currently have specific makes or models of eligible vehicles listed with the IRS. Given the importance of the U.S. market to Polestar’s future business plans, a prolonged or permanent inability to offer electric vehicles that are eligible for the 30D tax credit could materially and adversely affect Polestar’s business, financial condition and results of operations.
If Polestar’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar’s results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares.
The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Polestar bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Polestar’s consolidated financial statements include those related to revenue recognition, inventory valuation, income taxes, impairment of long-lived assets, share-based compensation, operating leases and fair value of financial instruments requiring the use of level 2 or level 3 inputs. If these assumptions change or if actual circumstances differ from those in these assumptions, Polestar’s results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of Polestar’s ordinary shares.
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
The measures Polestar takes to obtain, maintain, protect and enforce intellectual property rights, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:
•Polestar’s licensors (including Volvo Cars and Geely) may have developed and may own the intellectual property, and Polestar may enjoy only a license to it without rights to prosecute patent applications, maintain patents, defend the validity of the intellectual property against challenges, or assert the intellectual property against suspected infringers;
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
Risks Related to Tax
Unanticipated tax laws, changes in the application or interpretation of existing tax laws to Polestar or Polestar’s customers, changes to tax rates or challenges to Polestar’s tax positions may adversely impact its profitability and business.
Polestar operates and is subject to income and other taxes in Sweden, China, the United Kingdom, the United States and a growing number of other jurisdictions throughout the world. Existing domestic and foreign tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Polestar (possibly with retroactive effect), which could require Polestar to change its transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. This is also the case with regard to the application of transfer pricing rules to transactions or other provisions between Polestar entities. Existing tax laws, statutes, rules, regulations or ordinances could also be interpreted, changed, modified or applied adversely to Polestar’s customers (possibly with retroactive effect) and, if Polestar’s customers are required to pay additional surcharges, it could adversely affect demand for Polestar’s vehicles. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where Polestar currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact Polestar’s operating activities, effective tax rate, deferred tax assets, operating income and cash flows. Polestar often relies on generally available interpretations of applicable tax laws and regulations. There cannot be certainty that the relevant tax authorities are in agreement with Polestar’s interpretation of these laws. If Polestar’s tax positions are challenged by relevant tax authorities, the imposition of additional taxes could require Polestar to pay taxes that it currently does not collect or pay or increase the costs of Polestar’s services to track and collect such taxes, which could increase Polestar’s costs of operations or Polestar’s effective tax rate and have a negative effect on Polestar’s business, financial condition and results of operations. The occurrence of any of the foregoing tax risks could have a material adverse effect on Polestar’s business, financial condition and results of operations.
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
Based on the current and projected composition of the Company’s income and assets, the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2024 and does not expect to be classified as a PFIC for the current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year. It is also possible that the IRS would not agree with the Company’s conclusion, or that U.S. tax laws could change significantly. For additional information, see Item 10.E “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations.”
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
Due to Polestar scaling its research and development expenses to meet the demands of its growing operations, it has generated tax losses since inception. As of December 31, 2024, Polestar had cumulative carryforward losses of $4,956 million. While tax losses in Sweden have an indefinite carryforward period, the carryforward period in China, where Polestar had a carryforward balance of $885 million as of December 31, 2024, is only five years. As a consequence, the ability of Polestar to utilize certain portions of its deferred tax assets to reduce taxes payable on future Polestar profits, should such profits ever arise, may be limited.
Risks Related to Ownership of Polestar’s Securities
The market price and trading volumes of the ADSs may be volatile and could significantly decline.
The Nasdaq stock market, on which Polestar has listed the Class A ADSs and the Class C-1 ADSs under the symbols “PSNY” and “PSNYW,” respectively, have from time to time experienced significant price and volume fluctuations. An active trading market for Polestar’s ADSs may not be sustained, may be volatile and could decline significantly. You may be unable to sell your ADSs if an active trading market cannot be sustained. Fluctuations in the price of the ADSs could contribute to the loss of all or part of your investment. The trading price of the ADSs could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Polestar’s control. Any of the factors listed below could have a material and adverse effect on the trading price of the ADSs, which may trade at prices significantly below the price you paid. In such circumstances, the trading price of the ADSs may not recover and may experience a further decline. The trading price of the ADSs may be negatively impacted by any of the risks described elsewhere in these risk factors. Broad market and industry factors may also materially harm the market price of the ADSs irrespective of Polestar’s operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Polestar’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Polestar could depress the price of ADSs regardless of Polestar’s business, prospects, financial conditions or results of operations. A decline in the market price of the ADSs also could adversely affect its ability to issue additional securities and obtain additional financing in the future.
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
The Class A ADSs and Class C-1 ADSs are currently listed on Nasdaq. The Company announced on May 17, 2024, that it had received a notification letter from Nasdaq notifying that the Company was no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2023 with the SEC. The Company filed its Form 20-F for the year ended December 31, 2023 on August 14, 2024, which resolved this issue, but no assurance can be given that Polestar will not become late again with respect to a future required SEC filing.
There are several other requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Market, including but not limited to, the minimum share price of at least U.S. $1.00 per ADS. On July 5, 2024, Nasdaq notified the Company that the minimum bid price per share for its ordinary shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The notification received had no immediate effect on the listing of the Company’s shares on Nasdaq.
On September 17, 2024, Nasdaq determined that the closing bid price of Polestar’s ADSs exceeded $1.00 for at least 10 consecutive business days. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and considers this matter now closed.
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
Further consequences of any delisting of the Class A ADS or Class C-1 ADS would include a decreased ability for Polestar to issue additional securities or to obtain additional financing in the future. We cannot assure that our securities will continue to satisfy the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements.
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
Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, it is exempt from certain provisions applicable to United States domestic public companies. Because Polestar follows certain home country corporate governance standards, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
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
Polestar is required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Polestar is required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. In addition, beginning in the third quarter of 2024, Polestar has been providing reduced disclosure for the first and third fiscal quarters. It will continue to publish half year and annual results consistent with its prior practice. As a result, there may be less publicly available information concerning Polestar’s business than there would be if Polestar was not a foreign private issuer, and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
Additionally, as long as Polestar continues to qualify as a foreign private issuer, Polestar is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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
As discussed above, Polestar is a foreign private issuer, and therefore will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Polestar on June 30, 2025. In the future, Polestar would lose its foreign private issuer status if (i) more than 50% of its outstanding voting securities are owned by U.S. residents and (ii) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Polestar loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Polestar would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Polestar would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.
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
As a U.S. public company, Polestar is subject to the internal control over financial reporting requirements established pursuant to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires Polestar to document and test its internal controls over financial reporting and requires its management to certify the effectiveness of its internal controls. In addition, its independent registered public accounting firm must attest to and report on the effectiveness of Polestar’s internal control over financial reporting.
In the course of preparing Polestar’s financial statements as of and for the years ended December 31, 2024 and 2023, Polestar and its independent registered public accounting firm identified material weaknesses in Polestar’s internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Polestar’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of Polestar’s financial statements as of the year ended December 31, 2024, management concluded that there were material weaknesses in internal control over financial reporting as of December 31, 2024 related to the following COSO components: (i) control environment, (ii) control activities, and (iii) information and communication. For more information on these material weaknesses, see Item 15 “Controls and Procedures”. Polestar may also identify other material weaknesses in the future.
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
Pursuant to the report of management on its internal control over financial reporting required under the Sarbanes-Oxley Act, Polestar’s management has concluded that its internal control over financial reporting is not effective for 2024. It also may conclude in future years that it is not effective. Moreover, even if Polestar’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting such public accounting firm’s own independent testing, may issue a report that is qualified if it is not satisfied with Polestar’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if such public accounting firm interprets the relevant requirements differently from Polestar. In addition, as a public company Polestar’s reporting obligations may place a significant strain on its management, operational and financial resources and systems for the foreseeable future. Polestar may be unable to timely complete its evaluation testing and any required remediation.
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
Snita and PSD Investment Limited have historically held all of the outstanding Class B Shares. In 2024, all of the Class B ADSs held by Snita and approximately 94% of the Class B ADSs held by PSD Investment Limited were converted into Class A ADSs. Despite these recent conversions, PSD Investment Limited continues to hold 49,892,575 Class B ADSs that carry a total of 498,925,750 votes. As a result, PSD Investment Limited controls approximately 49.9% of the total voting power of all the issued and outstanding Shares even though it only beneficially owns approximately 39.2% of outstanding Shares.
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
The trading market for the ADSs will depend, in part, on the research and reports that securities or industry analysts publish about Polestar or its business. Polestar may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of Polestar, or if these securities or industry analysts are not widely respected within the general investment community, the demand for the ADSs could decrease, which might cause the ADSs’ trading price and trading volume to decline significantly. In the event that Polestar obtains securities or industry analyst coverage, if one or more of the analysts who cover Polestar downgrades their assessment of Polestar or publish inaccurate or unfavorable research about Polestar’s business, the market price and liquidity for the ADSs could be negatively impacted. Beginning in the third quarter of 2024, Polestar has been providing reduced disclosure for the first and third fiscal quarters. It will continue to publish half year and annual results consistent with its prior practice. Providing summary financial information may impact the coverage by industry analysts and the market price and liquidity for the ADSs could be negatively impacted.
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
Under the Deposit Agreements for the AD securities, if any holders of AD securities do not vote their AD securities, the Depositary will give Polestar a discretionary proxy to vote the Company securities underlying such AD securities at shareholders’ meetings except under limited circumstances.
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
Under the terms of the Deposit Agreements, the Depositary of the ADSs will agree to distribute to holders of the ADSs the cash dividends or other distributions it or the custodian receives on the applicable deposited securities underlying the ADSs, after deducting its fees, taxes and expenses. For more information, please see Item 12 “Descriptions of Securities Other Than Equity Securities.” Holders of the ADSs will receive these distributions in proportion to the number of ADSs they hold. However, the Depositary is not responsible for making such distributions if it decides that such distributions are unlawful or impractical. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed under an applicable exemption from registration. The Depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may determine not to distribute such property. Polestar has no obligation to register under U.S. securities laws securities received through such distributions or to take any other action to permit the distribution of ADSs. This means that holders of the ADSs may not receive distributions Polestar makes on its securities or any value for them if it is illegal or impractical for Polestar to make them available to such holders. These restrictions may cause a material decline in the value of the ADSs.
Holders of ADSs may be subject to limitations on transfer of their ADSs.
ADSs are transferable on the books of the Depositary. However, the Depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties and for emergencies, and on weekends and public holidays. This may occur for a number of reasons, including in connection with corporate events such as a rights offering, during which time the Depositary needs to maintain an exact number of ADSs on its books for a specified period. The Depositary may refuse to deliver, transfer or register transfers of ADSs generally when Polestar’s share register or the books of the Depositary are closed, or at any time if Polestar or the Depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
The legal name of the Company is “Polestar Automotive Holding UK PLC.” The Company was incorporated under the laws of England and Wales as a company limited by shares on September 15, 2021 and was re-registered as a public limited company under the laws of England and Wales on May 5, 2022 in connection with the Business Combination. The Company’s registered office in England is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE. The address of the principal executive office of the Company is Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden, and the telephone number of the Company is +1 551 284 9479.
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
Polestar's capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to $540.8 million, $555.3 million, and $416.5 million, respectively. These capital expenditures primarily consisted of purchases of unique tooling for production facilities, the development and purchase of certain intellectual property rights and tooling and equipment used at Polestar's research and development center in the United Kingdom at the Mira Technology Park in Coventry. Polestar expects its capital expenditures to increase in the near term as it continues to invest in the acquisition of intellectual property as well unique tooling and equipment. Polestar anticipates that its capital expenditures in 2025 will be financed from the issuance of equity or debt instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties.
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
Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium luxury electric vehicle market in 2017. Production of the Polestar 1 ceased at the end of 2021, making Polestar a dedicated electric vehicle manufacturer. Polestar 2, an electric performance fastback and Polestar's first fully electric, high-volume car was launched in 2019. Polestar 2 has four variants with a combination of long- and standard range batteries. Polestar 3, an electric performance SUV, was launched in 2022. Polestar 3 features two motor variants: a rear motor configuration and a dual-motor configuration with a power bias towards the rear. Polestar 4, a sporty SUV coupe, was launched in 2023 with dual- and single-motor variants available, with the single-motor featuring rear-wheel drive.
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
As of December 31, 2024, Polestar’s cars are on the road in 27 markets across Europe, North America and Asia Pacific. Polestar plans to have a line-up of four performance EVs by the end of 2025. Following the launch of the Polestar 3, an electric performance SUV, in October 2022 when customers were able to begin placing orders, Polestar launched Polestar 4, a sporty SUV coupe in April 2023 initially in China only and started first customer deliveries in China in December 2023. An agreement has been reached between Polestar, Geely Holding and Renault Korea Co Ltd ("RK"), that will bring contract manufacturing of Polestar 4 vehicles to RK’s Busan plant in South Korea and these cars will be destined for the European, North American and domestic South Korean markets. Polestar expects to start production of Polestar 4 vehicles in Busan, during the second half of 2025. Production of Polestar 5, a luxury 4 door GT, is planned to commence later in 2025. Polestar believes the premium luxury SUV vehicle segment is one of the fastest growing vehicle segments, and expects the electric-only vehicle portion of this segment to grow at a faster rate than the overall segment.
The following tables show Polestar's revenue by type and geographical region for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Sales of vehicles	1,975,864	2,313,124	2,386,685
Sales of software and performance engineered kits	15,344	18,994	21,308
Sales of carbon credits	10,918	1,452	10,984
Vehicle leasing revenue	17,175	17,421	16,719
Other revenue	14,960	17,094	5,122
Total	$2,034,261	$2,368,085	$2,440,818

	For the year ended December 31,
	2024	2023	2022
Europe, the Middle East, and Africa	1,569,007	1,661,483	1,591,706
North America	296,911	517,289	599,931
Asia and Australia	168,343	189,313	249,181
Total	$2,034,261	$2,368,085	$2,440,818
Polestar has set itself the important goal to create a truly climate neutral car by the end of 2030, which it refers to as the Polestar 0 project. The development of a truly climate neutral production car by the end of 2030 is a significant milestone on the path to Polestar’s goal of becoming a climate neutral company by the end of 2040.
Polestar 2 vehicles are currently manufactured at a plant in Taizhou, China that is owned and operated by Volvo Cars. Polestar 3 vehicles are produced at Volvo Cars’ Chengdu facility in China since February 2024 and at Volvo Cars’ facility in Charleston, South Carolina, in the United States since August 2024. Polestar 4 cars are currently manufactured in Geely’s Hangzhou Bay plant in China. Polestar also expects to start production of Polestar 4 vehicles in Busan, South Korea, during the second half of 2025.
Polestar’s ability to leverage the manufacturing footprint of both Volvo Cars and Geely provides it with access to a substantial combined installed production capacity and gives Polestar’s highly scalable business model immediate operating leverage. Polestar also plans to expand its production capacity by leveraging plants that are owned and operated by Volvo Cars in Europe.
Polestar is transforming its sales model to optimize it for strategic growth and performance. In markets other than the USA, Polestar has been transforming its commercial operations to complement its direct-to-customer model by establishing an active selling partner set-up since the beginning of 2024. The active selling partnerships are organized as a 'non-genuine agency model', giving selling partners autonomy and incentives to sell Polestar models. Originally, the direct-to-consumer operating model represented a contractual set-up with a service provider. This model was launched with few locations in markets other than the USA, to focus on brand consistency and customer experience. The key features of the model were deeper customer engagement and firsthand feedback from customers. Service providers displayed Polestar cars in their show rooms and offered test drives. Since early 2024, service providers are incentivized to actively sell Polestar cars at their locations by showing models, offering test drives and supporting customer to place orders online. This approach is expected to rapidly increase the sales efficiency in our network, it is intended that it will facilitate expansion of geographical coverage and customer reach in a capital-efficient manner. It is also expected to allow Polestar to target new stratum of customers such as small and medium-size enterprises, and it provides flexibility to adapt to diverse market conditions.
In addition to direct sales, Polestar intends to add wholesale channels in markets other than the USA. Polestar's plan is to establish a dual model that combines direct-to-customer and wholesale channels which is expected to support active selling of Polestar models. Through this dual model, Polestar is expected to achieve a broader market coverage while optimizing channel costs and mitigating inventory risks. By working with wholesalers, Polestar is expected to manage inventory and distribution more efficiently, while wholesalers can take ownership of the selling process by offering flexible pricing and management of inventory and distribution when they sell Polestar cars.
In the USA, we are operating a dealer-focused wholesale model. In this market, we are looking to further improve our digital capabilities, which are intended to enhance the journey for the customer to choose specifications of their future Polestar car and order it at a dealership.

Polestar offers Polestar Locations, which combine Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers, where customers can see, feel and test drive Polestar's vehicles prior to making an online purchase. In line with the shift to an active selling model, Polestar is opening up Sales Points, which comprise retail locations with physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location where Polestar cars are already being sold. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar’s customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. As of December 31, 2024, there were 193 Polestar Spaces and 175 Sales Points in 27 markets where Polestar operates. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,170 customer service points worldwide (as of December 31, 2024) in support of its international operations.
Polestar’s research and development expertise is a core competence and Polestar believes it represents a significant competitive advantage for Polestar. With personnel located in Coventry, United Kingdom and Gothenburg, Sweden, the European research and development team focuses on areas such as bonded aluminum architectures, high-performance electric motor and bi-directional compatible battery packs, in-car software development and advanced engineering and research. The Polestar research and development team also benefits, through a variety of agreements, from having access to the substantial engineering and design experience of teams at Volvo Cars and Geely. The strong expertise and ambition to develop and produce sustainable technology solutions and materials are also a key asset of Polestar’s research and development function. All in all, Polestar’s ability to create cars with a strong Polestar product design is also widely recognized as a key differentiator.
Polestar has drawn extensively on the industrial heritage, knowledge and market infrastructure of Volvo Cars. This combination of deep automotive expertise, paired with cutting-edge technologies and an agile, entrepreneurial culture, underpins Polestar’s differentiation, potential for growth and success.
Recent Developments
On January 9, 2025, Polestar reported its global retail volumes for the fourth quarter and full year 2024; retail sales totaled 12,256 cars in Q4 2024, up 5.3% versus Q4 2023, taking total retail sales for the full year to 44,851 in 2024, down 15% versus 2023.
On January 16, 2025, Polestar published select results for Q3 2024.
On January 16, 2025, Polestar, under its new senior management, published its updated strategy and medium-term targets, indicating an acceleration of its shift to an active selling model, with new retail partners and more retail spaces, and with significant changes being made to improve operational, commercial and financial performance.
On January 20, 2025, Polestar confirmed its official entry into France planned for the summer of 2025 and appointed Stéphane Le Guevel Managing Director of Polestar France, effective February 2025.
On February 20, 2025, Polestar announced that Polestar 4 had been named Executive Car in UK Car of the Year Awards.
On February 26, 2025, Polestar announced that Polestar 4 had won the Car of the Year and Design Car of the Year in South Korea.
On February 28, 2025, Polestar announced that the company had secured a 12-month term facility of up to USD 450 million and had renewed the EUR 480 million Green Trade Finance Facility.
On April 10, 2025, Polestar announced that Polestar had signed an agreement to terminate the business of the Joint Venture and transfer the PRC distribution rights and certain assets from the JV to Polestar. Also, on April 10, 2025, Polestar reported that its global retail volumes for Q1 2025 amounted to an estimated 12,304 cars, up 76% versus Q1 2024.
Polestar’s Strategy
The global car industry is undergoing a fundamental transformation transitioning from cars run on an internal combustion engine to electrical vehicles. Polestar believes it is optimally positioned to be at the forefront of this change, with a strong and established market presence and a rapidly expanding model portfolio, including two SUVs, which target one of the fastest growing sectors in the global car market. Industry growth is driven by growing consumer awareness of environmental impact, technological improvement and shifting consumer preference. Increasingly rigorous environmental regulation and expanded charging infrastructure will also drive adoption of electric vehicles.
At the beginning of 2025, Polestar updated its business strategy and medium-term targets. The Company is entering the next chapter on its journey to accelerate the change towards a sustainable electric future by making the performance cars of tomorrow. In 2024, the Company transitioned from selling one model, Polestar 2, to now selling three models, Polestar 2, 3, and 4, and Polestar 5 is expected to be available in the second half of 2025. The Company is present in 27 markets (a 28th market is expected to be launched in the second half of 2025, in France) and is accelerating its shift to an active selling model in order to drive sales volumes. At the same time, Polestar is rightsizing the organization and is focused on financial discipline.
Polestar has already been implementing and intends to enact further measures to deliver on its strategy and business plan:
•New senior management (Chief Executive Officer and Chief Financial Officer) were appointed in October 2024 to lead Polestar in the next chapter of its journey. The executive team who include further members of senior management focus on growth and financial discipline.
•Polestar is accelerating the transition to an active sales model and is expanding its retail presence to accelerate growth. Polestar expects to increase retail spaces by 75% in Europe and North America by 2026, and to enter a new market, France, in 2025.
•Polestar is optimizing manufacturing footprint to minimize the tariffs impact. Polestar has been deploying an asset-light contract manufacturing approach to produce its cars, leveraging partnerships with Volvo Cars and Geely Group. This diversity of manufacturing locations (in the USA, China, South Korea from the second half of 2025, and Europe in the future) allows Polestar to flex its manufacturing arrangements and optimize distribution in order to minimize impacts from tariffs.
•Polestar is working with internal teams to reduce product cost through enhancement of technical efficiencies, especially in product designs, as well as through ongoing negotiations with suppliers.
•Polestar is fully focused on enhancing operating efficiency and maintaining cost discipline to reduce product cost and operating expenses. Reduction of operating expenses is expected to be driven by operational efficiency enhancement measures and organizational restructuring. These cost cuts are expected in the areas of group headcount and marketing expenses. During 2024, Polestar's workforce was reduced by over 400 employees. Marketing expenses are expected to decline given that in 2025 Polestar anticipates to launch only one new model, Polestar 5, compared with launches and related ramp-up activity for two models in 2023-2024. Polestar intends to leverage its digital tools and solutions to increase effectiveness of its customer engagement. Sales efficiency is also expected to improve with diversification of sales via the agent model.
•Polestar intends to focus on control of capital expenditure. Given synergies with Geely Group, Polestar expects to achieve better capex efficiency through platform sharing; further leveraging the partnership with Geely Group, Polestar may benefit from further synergies. Further capex efficiency is expected to be derived from harmonizing the platform for future models in order to reduce development costs.
•Polestar also expects to benefit from inventory unwind that will help to reduce working capital requirements in the near term.
•Polestar now has a broader product portfolio compared to 2024 product mix. Polestar is actively selling three models - Polestar 2, Polestar 3, and Polestar 4 - having launched Polestar 3 and Polestar 4 in 2023. Polestar anticipates the selling of Polestar 5 (a Luxury Sport GT 4-Door) to commence in the second half of 2025. The new models - Polestar 3 (a luxury Aero SUV) and Polestar 4 (a premium coupé/sport SUV) - are higher-margin products compared with Polestar 2 (a fastback) and it is expected that a growing share of Polestar 3 and Polestar 4 vehicles in the product mix will be one of the main drivers of accelerated margin improvement.
•Increased build options and packs. Polestar expects to monetize its luxury model line-up, by offering customers more flexibility and greater customization options.
•More focused approach to market presence. In Europe, Polestar intends to focus sales efforts and investments into markets that have the greatest potential for profitable growth. In the USA, Polestar is enhancing the dealer-focused wholesale model by incorporating a genuine digital buying capability.
•R&D efficiency. Polestar continuously reviews its research and development activities to ensure they operate efficiently and prioritize cost-effective product development.
Polestar’s Strengths
Polestar believes it benefits from a number of competitive advantages:
Distinct 'Pure, Progressive, Performance' brand values with leading design, innovation and sustainability core pillars.
Polestar believes that its emphasis on distinct Scandinavian avant-garde design with high-tech minimalism, proprietary technology and innovative partnerships and environmentally sustainable products engages and attracts customers who share its ethos and design aesthetic. Polestar’s brand, with its iconic attributes of Pure, Progressive, Performance is reflected in its products which have received multiple global awards since the launch of Polestar 1 in 2017. Polestar also believes its proprietary electric vehicle technology provides it with a substantial competitive advantage. Research and development, a core competence, is focused on areas such as lightweight chassis architectures and manufacturing, electric propulsion and motors and bi-directional battery packs that Polestar believes will significantly enhance the competitiveness of its vehicles, alongside smart partnerships with leading providers of autonomous driving and infotainment technologies. Sustainability remains a core principle for Polestar and the Company continues to work to reduce its impact on the environment in every aspect of its business, with a particular focus on the manufacturing of its cars. Polestar is actively targeting climate neutral manufacturing processes and materials and uses tools such as Life Cycle Analysis to help it both ascertain the impact of its vehicles and to identify opportunities to make them more sustainable. Polestar transparently shares this information with its customers so they can make an informed decision when buying a Polestar car and can track Polestar’s progress.
Rapidly expanding exclusive vehicle portfolio, targeting fastest growing, higher-margin segments.
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
Currently, Polestar and Tesla are the only global pure play premium electric vehicle manufacturers in mass production. New entrants would have to develop significant core competencies to match Polestar’s proprietary technology as well as the access to vehicle design and manufacturing capabilities and sales and service infrastructure that Polestar receives from Volvo Cars and Geely. Polestar believes these advantages constitute a significant barrier to entry. With over 170,000 Polestar 2 sold across 27 global markets since production commenced in 2019 through December 31, 2024, Polestar believes it has established a global reach. In 2024, Polestar started to benefit from global production and global distribution of two of its new SUVs, Polestar 4 and Polestar 3, production of which started in November 2023 and February 2024, respectively. Adding to this line-up, Polestar expects to start the production of Polestar 5 in 2025, expanding its portfolio of products to four vehicles.
Capital efficient, asset-light business model, with access to established global state-of-the-art manufacturing facilities.

Polestar has a scalable, asset-light business model that leverages the experience and manufacturing resources of Volvo Cars and Geely. Polestar has access to their technology, manufacturing facilities, logistical infrastructure and information technology systems. Polestar believes this access provides the flexibility to scale production more quickly with demand, using an already operational ecosystem, and has enabled Polestar to rapidly launch its brand globally. Polestar believes this asset-light model requires significantly less capital to produce vehicles and revenue compared to traditional manufacturers or other electric vehicle companies. Two examples of this strategy being implemented are the now established manufacturing in the USA and the planned introduction of manufacturing in South Korea. Polestar 3 production in Chengdu China, is complemented with production in South Carolina, USA, which began during summer 2024. Polestar 4 production in Hangzhou Bay, China, will be complemented by production in Busan, South Korea, through Geely’s joint venture Renault Korea Co Ltd ("RK"), which is expected to commence during the second half of 2025.
Bespoke regional market strategy.
Polestar is transitioning its sales and distribution model from a model focused exclusively on a direct-to-customer experience, which initially reduced multiple traditional inefficiencies coupled with a differentiated distribution, to an active selling partner set-up, known as a 'non-genuine agency model', while in time adding wholesale capabilities to eventually implement a dual model approach. This approach enables rapid retail network expansion and customer reach in a capital-efficient manner, it allows Polestar to target customers in an efficient way with small and medium-size enterprises being the focus partners, and it provides the flexibility to adapt to diverse market conditions. Using the Polestar mobile application (the “Polestar App”) or other digital connections, clients can discover Polestar’s products, configure and personalize them, choose a financing option and purchase online, creating a seamless experience. Complementing this digital experience, customers can see, feel and test drive Polestar's vehicles, at one of the Polestar Spaces prior to making an online purchase. Polestar believes this combination of digital and physical retail presence serves to deliver a seamless experience for its customers. Polestar’s customers benefit from a comprehensive service network which leverages the existing Volvo Cars service center network. In Europe, Polestar follows a direct-to-consumer model and, in select markets, an importer model, for sales and distribution. European customers have access to 90 Polestar spaces and approximately 650,000 charging points through Plugsurfing. Polestar is shifting select European markets to an importer model to focus resources on the most profitable markets, and applying a non-genuine agency operating model in key markets. In North America, Polestar is transitioning to a wholesale model, with high control of customer experience through retailer vetting. North American customers have access to over 30 Polestar Spaces, managed by independent authorized retailers, and service points as well as CCS Charging with approximately 8,000 charging points in USA and Canada. In China, prior to April 2025, Polestar operated through its JV with Xingji Meizu, giving customers access to around 70 Polestar Spaces and over 100 service points. In April 2025, Polestar signed an agreement to terminate the business of the Joint Venture and transfer the PRC distribution rights and certain assets from the JV to Polestar, so as to allow Polestar to resume direct sales, customer service and distribution activities in the Chinese market.
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
Polestar 1 went into production at Polestar’s Chengdu, China facility in 2019. The facility was the first Leadership in Energy and Environmental Design, or LEED, Gold accredited automotive manufacturing facility in China. With a planned three-year production run and a limited build capacity of up to 500 units per year, production of the car ceased in 2021.
Polestar 2
Polestar 2 is an electric performance fastback and Polestar’s first fully electric, high volume model. Polestar 2 is manufactured at the Taizhou, China facility, which is owned and operated by Volvo Cars after having been acquired the plant from Geely in December 2021. First revealed in 2019, production commenced in 2020.
Polestar 2 model range includes four variants – Long range dual motor with Performance pack (350 kW (476 hp)/740 Nm), Long range dual motor (310 kW (421 hp)/740 Nm), Long range single motor (220 kW (299 hp)/490Nm) and Standard range single motor (200 kW (272 hp)/490 Nm) – combined with six optional packages – Pilot, Plus, Climate, Pro, Nappa upgrade and Performance – to provide consumers with the perfect Polestar 2 for their needs. Pilot, Plus, Climate and Nappa packs encompass driver convenience and comfort features, while the Performance pack adds further dynamic and visual appeal with Öhlins Dual Flow Valve dampers, 4-piston Brembo brakes, forged alloy wheels and, naturally, Polestar’s signature gold detailing inside and out. Polestar believes this modular approach simplifies both the purchase and manufacturing process while enhancing the customer experience. Polestar 2 model year 2024 introduced a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, sustainability improvements and, for the first time in a Polestar, rear-wheel drive. The model year 2026 of Polestar 2 introduces an upgraded processor chip, Qualcomm Snapdragon, improving the performance of the car’s infotainment system and a new top-tier audio system option from Bowers & Wilkins.
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
Polestar 3
Polestar launched the Polestar 3 on October 12, 2022. Polestar 3 is a luxurious electric performance SUV with seating for five and design direction previewed by Polestar Precept concept car. It is an aerodynamically-optimized SUV using multiple design features to smooth airflow and reduce drag. The two seating rows in Polestar 3 stretch out between the long wheelbase offering luxurious and spacious legroom for the rear passengers even when the tallest driver is sitting in the front seat. Polestar believes that the Polestar 3 defines the SUV for the electric era by combining the high seating position favored by customers with a highly efficient aerodynamic silhouette and sports-car handling.
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
Polestar 3 is the first car from Polestar to feature centralized computing with the NVIDIA DRIVE core computer, running software from Volvo Cars. Serving as the AI brain, NVIDIA’s high-performance automotive platform processes data from the car’s multiple sensors and cameras to enable advanced driver-assistance safety features and driver monitoring. The infotainment system is powered by a next-generation Snapdragon Cockpit Platform from Qualcomm Technologies, Inc. As a central component of the Snapdragon Digital Chassis – a comprehensive set of open and scalable cloud-connected automotive platforms – the Snapdragon Cockpit Platform is utilized to provide immersive in-vehicle experiences with its high-performance capabilities to deliver high-definition displays, premium quality surround sound and seamless connectivity throughout the vehicle.
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
For the North American market, the Polestar 3 has a US MSRP of $67,500 to $93,400, depending on vehicle configuration. It has two motor variants: a rear motor configuration and a dual-motor configuration with a power bias towards the rear. Long range Single motor produces a total of 220 kW (299 hp), 490 Nm and a leading range of up to 350 miles (EPA). The Long-range Dual motor car produces a total of 360 kW and 840 Nm of torque. With the optional Performance Pack, total output is 380 kW and 910 Nm. Adjustable one-pedal drive is included, as well as an electric Torque Vectoring Dual Clutch function on the rear axle for dual-motor vehicles – an evolution of what was first developed for Polestar 1. A decoupling function is also available for the rear electric motor, allowing the dual-motor car to run only on the front electric motor to save energy under certain circumstances.
Polestar 4
Polestar 4 is a new breed of SUV coupé that transforms the aerodynamics of a coupé and the space of an SUV. Design cues first seen on Polestar’s concept cars are brought to production in the fastest Polestar production car to date. Polestar 4 is positioned between Polestar 2 and Polestar 3 in terms of size and price.

Production and first deliveries in China commenced at the end of 2023, followed by Europe in 2024. Polestar 4 continues to be produced in China, now also for markets in the EMEA and APAC regions. Production is expected to expand and be centralized in Busan, South Korea starting from the second half of 2025, benefiting from a JV partnership between Renault and Geely.
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
The Polestar 4 Long range Single motor version has a cradle-to-gate carbon footprint of 19.9 tCO2e, while the Long range Dual motor has one of 21.4 tCO2e. Aluminum represents 24% of the carbon footprint, while steel and iron constitute 20%, and battery modules account for the highest share of the carbon footprint of materials production and refining at 36%.
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
A 100 kWh battery is fitted to both long-range versions. The Long range Dual motor features 400 kW (536 hp), 686 Nm and a range of up to 590 km WLTP. A disconnect clutch allows the car to disengage the front electric motor when not needed, to maximize range and efficiency.
The Long range Single motor version features a 200 kW (268 hp) and 343 Nm motor at the rear, and a range of up to 620 km WLTP.
For the North American market, the Polestar 4 has a US MSRP of $54,900 to $80,000, depending on vehicle configuration. It offers driving dynamics and minimalist style to a larger market segment.
Polestar 5
Polestar currently plans to launch the Polestar 5 in 2025. Polestar 5 will be a luxurious 4 door grand tourer that most closely follows inspiration from the Precept which was announced in October 2020 at the Shanghai Motor Show. With an indicative MSRP starting at $125,000 for the North American market, the vehicle will introduce new in-house aluminum body and chassis and powertrain architectures.
Polestar expects that Polestar 5 will be manufactured at a new state-of-the-art plant in China, built and operated by Geely. The plant will meet a high standard of sustainability, aiming for LEED Gold accreditation.
The design of the Polestar 5’s interior is defined by sustainability and offered an opportunity to work with new materials and processes. Similarly, the design seeks to capitalize on the evolution of the Human Machine Interface (“HMI”) based on Polestar 4 interactions and Google Android Automotive to deliver an enhanced customer experience.

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
The front grille is replaced by the Polestar SmartZone, representing a shift from breathing to seeing. An area which once channeled air to radiators and the internal combustion engine now houses technology for safety sensors and driver assistance functions. The Dual blade LED headlight signature evolves with separated elements, taking on a dynamic and brand-defining interpretation.
At the rear, the wide light-blade spans the entire width of the car, extending into vertical aero-wings – another aerodynamic feature and a nod to light weight design.
Polestar 6
Polestar 6 is a two-seater roadster, based on the same bonded-aluminium performance platform as Polestar 5. Polestar made the first 500 production cars available as the exclusive, numbered Polestar 6 LA Concept edition. With an indicative price starting at $200,000 for the North American market, all 500 build slots of Polestar 6 LA Concept edition were reserved online within a week of the production announcement.
Polestar 7
Polestar 7 will be a premium C-segment SUV, bringing the Polestar ethos in design and performance DNA to one of the fastest-growing and most attractive segments in the automotive industry. Polestar 7 will be based on a Geely group architecture and is planned to be manufactured in Europe.
Polestar 0 project
In April 2021, Polestar announced its important goal to create a truly climate neutral car by 2030 a significant and necessary step to reach its goal of becoming a climate neutral company by 2040.
As the first planned phase of the Polestar 0 project is coming to an end, the project partners and Polestar are proud to announce that, across the companies’ combined initiatives, important low carbon solutions have been identified. The joint efforts show potential to produce an equivalent of Polestar 2 with a CO2e footprint that could be 10 tonnes lower today than when the project started in 2020, where the largest contributions to the total potential are within aluminum and steel material manufacturing.
The cradle-to-gate carbon footprint of the 2020 launch edition Polestar 2 long range dual motor variant would go from about 26 tonnes to 16 tonnes of CO2e by fully incorporating the solutions identified within the partnerships. Aluminum and steel are key materials for decarbonization as they represent around 45% of the total GHG emissions in the LCA of Polestar 2.
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

Sustainability
Polestar has a philosophy to design towards zero, actively using Scandinavian minimalist design to engage customers and minimize Polestar's environmental impact. Polestar seeks to achieve its clear sustainability goals by establishing concrete targets focusing on four pillars of its sustainability approach:
•    Climate Neutrality: Although Polestar believes that electric mobility is critical to the transformation to greater sustainability, EVs still have a substantial climate footprint. From material extraction to manufacturing and usage, each stage in the lifecycle generates greenhouse gas emissions. Therefore, just like any other company that puts products on the market, Polestar strives to reduce its emissions. At the same time, the shift to a climate-neutral society is an integral part of its business and strategy. Climate change is a material topic for Polestar, both from an impact and financial perspective, considering both its positive and negative impacts. This is understood as an opportunity for the company to help the world decarbonize and as a financial and economic risk if the world fails to follow the trajectory necessary to stay within 1.5 degrees Celsius.
Polestar aims to achieve climate neutrality by 2040, reducing per-vehicle-sold GHG emissions by at least 90% compared to the 2020 base year, with residual emissions neutralized through carbon removals of the highest quality and environmental integrity. This includes GHG emissions from the supply chain, manufacturing, and energy use during the car’s lifecycle, as well as GHG emissions stemming from its own activities, such as energy usage in offices and spaces it operates, business travel, events, and digital operations. From an industry perspective, two key goals must be achieved to fulfill the promise of electric vehicles and attain climate neutrality: vehicles must be charged with electricity from fossil-free sources, and supply chains must be decarbonized. Accomplishing this task is both complex and demanding.
•    Circularity: At Polestar, circularity is a key solution for meeting mobility demands while minimizing resource impact. The company's focus on Circularity also encompasses its efforts on pollution (i.e., emissions other than greenhouse gases) and biodiversity. Circular design is integral to Polestar's decarbonization strategy, aiming to increase the share of circular (recycled and bio-based) materials. Polestar has identified two main levers of impact: increasing the share of circular materials and extending vehicle lifetime. Achieving its circularity ambitions will require rethinking the way the company designs, manufactures, sells, and manages vehicles throughout their entire lifetime and customer journey. In terms of circularity, Polestar strives to minimize waste, increase recyclability, utilize more circular materials, and limit the use of, and eventually phase out, harmful chemicals. Raw material consumption is at the root of all environmental problems, meaning that the actions Polestar is taking on circularity have the potential to positively impact everything from biodiversity and climate change to water use and pollution from microplastics and chemicals.
•    Transparency: Transparency, including supply chain transparency, is an important internal governance tool and a catalyst for driving sustainability transformation. Manufacturing a car involves diverse materials, each with unique challenges and risks. These complexities, along with long supply chains, necessitate robust strategies to manage and mitigate these risks. To be able to trace and map materials is needed to drive change and implement our strategy. A prerequisite for transparency is access to information and data, and the lack of accessible information in general is a core barrier across all our key focus areas. Polestar’s work is complicated by the fact that transparency in the automotive industry has historically been low. To some extent, this situation is a result of the complex nature of its work. A car consists of more than 30,000 components, assembled from raw materials sourced globally. Our focus is on addressing previously unsolved challenges and safeguarding traceability and transparency within global supply chains. These challenges are not unique to Polestar, as progressive companies in various industries such as fashion and electronics are also confronting similar obstacles. The most critical area of transparency is finding ways to collaborate and build trust between parties. Polestar’s strategy on transparency involves initiatives within materials traceability, supply chain visibility, and consumer transparency.
•    Inclusion: Polestar’s operations impact people worldwide, influencing individuals and communities along its entire value chain, from mines around the globe to the cityscape of Gothenburg. Through its actions and operations, the company disseminates and reinforces values and sentiments. Polestar considers itself a responsible citizen of society and aims to make a positive contribution to the communities in which it operates, regardless of their location. However, the company also recognizes that its operations can sometimes have a negative impact. In a world where human rights are frequently breached and where local and global injustice is increasing, Polestar aspires to be a counter-force through its actions. It advocates for human rights, diversity, and prosperity for all, viewing these as the foundation for long-term business success. Polestar’s ambition is to become the world’s most diverse and inclusive EV company, reducing the gender gap, ensuring responsible supplier management to prevent human rights abuses, and providing all customers with a positive and equitable experience. Inclusion is both a focus area and an approach implemented throughout the company and its value chain. It serves as a valuable tool, enabling Polestar to uphold high ethical standards and make a positive impact on the world. The company’s human rights strategy includes initiatives within supply chain and manufacturing, an inclusive workplace, and an inclusive customer experience.
Sales and Distribution
Polestar is transitioning its retail sales and distribution model focused on a direct-to-customer experience, which initially reduced multiple traditional inefficiencies coupled with a differentiated distribution, to an active selling partner set-up, known as a 'non-genuine agency model', while in time adding wholesale capabilities to eventually implement a dual model approach. This approach enables rapid retail network expansion and customer reach in a capital-efficient manner, it allows to target customers in an efficient way with small and medium-size enterprises being the focus partners, and it provides the flexibility to adapt to diverse market conditions.
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

Polestar Spaces allow Polestar’s customers to see, feel and test drive Polestar’s vehicles. In addition, Polestar has also established handover centers that provide a convenient option for customers to take delivery of Polestar vehicles, although customers may also choose home delivery in certain markets. As of December 31, 2024, there were 193 Polestar Spaces. In addition, as Polestar continues with its international expansion, it uses third party importers to give it access to lower volume markets, rapidly and with lower investment.
Polestar enters into agreements with independent investors to establish Polestar Spaces. These investors do not carry any inventory of cars for sale, but rather hold demonstration vehicles and provide potential customers with an opportunity to see, feel and test drive Polestar vehicles. With the shift to an active selling model now being accelerated by Polestar, the Sales specialist can also sell (or help customer to choose and buy) the car on behalf of Polestar. These investors may, but do not necessarily, have a prior relationship with Volvo Cars. In North America, however, federal or state law may prohibit automobile manufacturers from acting as licensed dealers or to act in the capacity of a dealer, or otherwise restrict a manufacturer’s ability to deliver or service vehicles. Accordingly, all of Polestar’s sales in North America are conducted through trusted representatives. These representatives are not necessarily associated with Volvo Cars or the Volvo Cars dealer network in North America. Polestar uses different set-ups, which range from an active selling model, wholesale, hybrid wholesale, duel or importer model) for different countries to comply with local legislation.
Polestar vehicles are also sold directly to various fleet customers (e.g. national and global corporate key accounts, national and international leasing companies, and rental companies). At the end of 2024, Polestar had active global corporate key account agreements with 134 international customers, and 5 major European leasing companies. This was in addition to several thousand national corporate key account and national leasing company agreements.
Polestar aims to deliver leading aftermarket services to its customers by leveraging Volvo Cars’ global service and repair network. Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (Over-the-Air and in workshop). Polestar also utilizes the Volvo Cars service center network to supply its customers with a spare parts infrastructure. Polestar currently leverages the Volvo Cars service center network to provide access to 1,170 customer service points worldwide (as of December 31, 2024) in support of Polestar’s international operations. Polestar does not have a direct contractual relationship with the operators of its service points. Rather, Polestar relies on operators within the Volvo Cars network who sign, enter into, or amend, existing service contracts with Volvo Cars to add the service of Polestar vehicles to the scope of their dealer agreement.
Polestar’s principal operating entity is Polestar Performance AB. Polestar Performance AB is responsible for and is engaged in the product strategy and development as well as marketing and distribution of Polestar vehicles. Polestar Performance AB manages sales globally in conjunction with the local Polestar sales units. Sales on the Chinese domestic market were managed by Polestar Times Technology (Nanjing) Co. Ltd, a joint venture established in 2023 between Polestar Automotive (Singapore) Distribution Pte Ltd and Xingji Meizu, but following the termination of this joint venture in April 2025 Polestar will resume sales, customer service and distribution activities in the Chinese market. The vehicles sold globally by Polestar Performance AB are manufactured in China but production is expected to also take place in the United States and South Korea. Polestar may be subject to foreign exchange risk with respect to cash transfers within the group, including restrictions on cross border payments imposed by the Chinese government. See Item 3.D “Risk Factors—Risks Related to Polestar’s Business and Industry—Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affects its business, financial condition, results of operations and prospects” and “—Polestar relies heavily on manufacturing facilities and suppliers, including single-source suppliers, based in China and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risk specific to China.”
Joint venture with Hubei Xingji Meizu Group Co., Ltd
In June 2023, Polestar entered into the Joint Venture to develop Xingji Meizu's existing technology platform and intelligent vehicle software, with the Joint Venture also acting as the sole authorized sales and service entity for Polestar vehicles in the PRC. Polestar transferred certain commercial assets as well as a number of its PRC-based staff to the Joint Venture.
In April 2025, after a change in market focus and strategy, Polestar and Xingji Meizu signed an agreement to terminate the business of the Joint Venture and to transfer the PRC distribution rights back to Polestar. The termination agreement also covers the transfer of certain digital and other assets from the Joint Venture to Polestar so as to allow Polestar to resume sales, customer service and distribution activities in the Chinese market.
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
Charleston facility
Polestar 3 is manufactured in Volvo Cars’ Charleston, South Carolina, USA, facility. The facility opened in 2018, and produces Volvo Cars EX90, which share the SPA2 platform with Polestar 3. Production commenced in summer 2024 and is dedicated to the US and part of the European market.
Volvo Cars’ Chengdu facility

Polestar 3 is also manufactured in Volvo Cars’ Chengdu plant. The facility opened in 2013. The production of Polestar 3 started in early 2024.
Busan facility
Polestar 4 is planned to be partly manufactured in Busan, South Korea, with vehicles produced at this facility expected to be for the European, US and domestic South Korean markets. The plant is owned by Renault Korea Co Ltd("RK"), which is 35% owned by Geely. Production is expected to start in the second half of 2025.
Hangzhou Bay
Polestar 4 is currently manufactured at the Geely-owned Hangzhou Bay plant. The plant is used for several brands of the Geely group, as well as brands outside of the Geely group. The facility opened in 2022.
Chongqing facility
Polestar 5 is expected to be produced in the Chongqing, China plant owned by Geely and currently operated by Polestar. Geely is planned to take over the operations of the plant in Q2 2025. Production for Polestar 5 is expected to start in the second half of 2025.
Battery suppliers
Polestar has a diversified strategy with respect to the supply of batteries, to reduce supply risk as well as to ensure better flexibility as battery technology continues to develop. Polestar’s primary sources of batteries is Contemporary Amperex Technology Co. Limited with whom Polestar has a long-term supply agreement and the ability to leverage group purchasing power. Polestar has also entered into an agreement with SK-On for the supply of battery cell modules for the forthcoming Polestar 5. Polestar continues to evaluate potential up and coming startups in this area.
Related Party Agreements with Volvo Cars and Geely
Polestar benefits from the technological, engineering and manufacturing capabilities of Volvo Cars and Geely. These relationships give it access to the developed technology, IT, logistic channels, manufacturing capacity and distribution networks established by Polestar’s founding partners, on a global basis. Accordingly, Polestar has entered into a number of contractual arrangements with Volvo Cars and Geely to obtain support and various services in connection with its business. Polestar’s agreements with its partners are made on an arms-length basis and it assesses any agreement with related parties on the same basis as an agreement with third parties with respect to the scope of the services offered, timing and fees. While Polestar derives substantial benefit from access to its partners’ resources and expertise, Polestar is free to seek technology, manufacturing and other services from third parties based solely on the needs of its business. Polestar’s material transactions with related parties are subject to approval by its Board of Directors or other relevant persons in conformity with its related party transactions policy. Polestar has also established a number of steering committees to monitor compliance and performance of its agreements related to development, manufacturing, or service contracts with related parties (the “Steering Committees”). Polestar believes the Steering Committees provides a means of ensuring the interests of Polestar are protected and if necessary, provides a means of escalating any concerns or disputes to senior management or the Board. For additional information in relation to materially significant related party transactions during the years ended December 31, 2024, 2023 and 2022, see Note 27 - Related party transactions in Polestar’s Consolidated Financial Statements included elsewhere herein. For a further description of Polestar's contracts with related parties, see the section entitled Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
Research and development services and intellectual property licenses
Polestar has entered into a number of agreements and licensing agreements with Volvo Cars and/or Geely with respect to research and development services and licensing of intellectual property in connection with the development and manufacture of the Polestar 1, Polestar 2, Polestar 3, Polestar 4 and, Polestar 5. The fees payable by Polestar under the Polestar 2 and Polestar 3 agreements are based on Polestar’s volume share of Volvo Car Corporation’s actual development cost. The development cost is calculated based on actual cost and an arm’s length hourly rate. For the Polestar 3, Polestar the fee payable is a fixed price for the technology license and development services. Polestar has also entered into agreements providing for services and a license relating to certain technology such as for technology updates and upgrades and new features to be introduced in Polestar’s model year programs for the Polestar 2. During the life-time of the Polestar 2, there are several model years planned. These programs include additional technology content and features for the Polestar 2 that will be developed, assigned or licensed by Volvo Cars to Polestar. Volvo Cars also provides certain development services to Polestar under these agreements. Polestar also entered into licensing agreements and a development service agreement with Geely for the Polestar 4 between late 2021 and early 2022. In 2024, Polestar entered into additional development service agreements with Geely relating to the introduction of Polestar 4 production in South Korea. Finally, Polestar have entered into certain licensing and development service agreements with Zeekr and Geely relating to Polestar 5. For Polestar 4 and Polestar 5, the license fee is calculated based on Polestar's net revenues and the service is a fixed amount calculated based on estimated hours and an arm´s length hourly rate.
Purchasing Agreements
Polestar has entered into several sourcing service agreements and maintenance agreements with Volvo Cars and Geely in connection with the different Polestar vehicle programs. The sourcing service agreements provide for sourcing of direct procurement of materials from third party suppliers as well as indirect procurement of services and other supplies. Services provided by Volvo Cars and Geely for such procurement are charged at an hourly rate established annually. Furthermore, direct costs incurred by Volvo Cars or Geely are reimbursed by Polestar.
Manufacturing engineering and logistics engineering
Polestar has entered into manufacturing engineering service agreements with Volvo Cars and Geely in connection with the production of the Polestar branded vehicles. These agreements provide that Volvo Cars and Geely will provide industrial engineering services and manufacturing services with respect to the Polestar vehicle programs. Polestar has also entered into a logistical engineering service agreement with Volvo Cars, under which Volvo Cars will provide support in connection with the development and set-up of an inbound and outbound logistic process connected to the plants.
Manufacturing
For the manufacturing of its models, Polestar has entered into contract manufacturing agreements with manufacturing facilities owned and operated by Volvo Cars and Geely. Polestar 2 is produced at the Taizhou plant, which is owned and operated by Volvo Cars. Polestar 3 is produced at Volvo Cars’ facility in Chengdu, China and at Volvo Cars’ Charleston, South Carolina facility. Polestar 4 is produced at Geely's Hangzhou Bay plant in China.
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
Polestar provides regional coverage and preferential pricing through regional strategic partnership with the largest charging network providers. Polestar provides its customers with access to an extended regional charging network using Plugsurfing aggregated CPO network in Europe. Polestar provides access to over 850,000 public charging points in Europe, including to Tesla Superchargers. In North America, customers have access to over 17,800 Tesla Superchargers with a NACS adaptor.
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
Polestar believes that the primary competitive factors on which it competes include, but are not limited to, its focus on design and sustainability, and its proprietary and co-developed technological innovations. Polestar has a start-up culture and a scalable asset-light business model that it believes generates significant competitive advantage. However, many of its current and potential competitors may have substantially greater financial, technical, manufacturing, marketing and other resources than Polestar or may have greater name recognition and longer operating histories than Polestar does (see also Item 3.D “Risk Factors—Risks Related to the Polestar’s Business and Industry—Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.”). Polestar believes it can further differentiate itself from its competitors with its brand pillars of pure, progressive, performance alongside its established global presence and ability to leverage an established production ecosystem due to its relationships with its founding partners.
On a global basis, Polestar’s principal premium competitors are Audi, BMW, Mercedes and Tesla. Porsche is one of Polestar’s core competitor brands from a driving experience and performance perspective. As one of the world’s most renowned makers of “driver’s cars”, Porsche represents a strategic benchmark for Polestar in an exclusive brand segment. Although previously a manufacturer of solely internal combustion engine cars, Porsche has launched the Taycan and, more recently, the Macan electric vehicles which bring the brand’s renowned dynamic experience to electric vehicles. The recently launched electric Macan is considered a key competitor to Polestar 4. Porsche is also a benchmark brand for future Polestar vehicles in terms of size and segments. In terms of pure EV peers, Tesla Model 3 was often seen as a principal competitor to Polestar 2. Model X and Model Y have become more relevant with the launches of Polestar 3 and Polestar 4, respectively. Other competition within the electric vehicle segment of the market, includes other pure play electric vehicle producers, such as Nio, Xpeng, Rivian, and Lucid.
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
As of December 31, 2024, Polestar owned 136 issued U.S. patents and 119, 75, and 236 issued patents in Europe, China and other jurisdictions (including European Patent Organisation (“EPO”) validation states and UK), respectively. Those patents are related to Polestar’s core proprietary technology. In addition, Polestar had 20 pending U.S. patent applications and 71, 29, and 37 pending patent applications in the EPO, China and other jurisdictions, respectively. In addition to patents covering Polestar’s core proprietary technology, Polestar had 19 pending U.S. design patent applications, plus 131, 339 and 126 issued design or industrial design patents in the U.S., EU (including the UK) and China, respectively, and 124 issued design or industrial design patents issued in other jurisdictions. Another 24 and 15 design applications were pending in the EU (EU filings, including UK filings) and China, respectively, and there were 2 pending design applications in other jurisdictions. As of December 31, 2024, Polestar owned 16 registered U.S. trademarks, 4 pending U.S. trademark applications, as well as 38 and 19 registered trademarks in the EU (incl UK) and China, respectively. Further, 4 and 33 trademark applications were pending in the EU (incl UK) and China, respectively.
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
Regulation
Polestar’s products are designed to comply with all applicable regulations in the markets where it operates. As of December 31, 2024, Polestar operates in 27 markets in Europe, the Middle-East, North America, China and Asia Pacific. Polestar’s expansion plans include further building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. As Polestar expands its international presence, it will continue to take action to support that its vehicle design and sales comply with all regulations for each market it enters. Currently, the regulatory regimes material to Polestar’s business are those established by the United Nations Economic Commission for Europe, the European Union, the United States and China. These regulations are monitored by Polestar’s product certification team, supported by Volvo Cars and other external suppliers, to ensure that the internal design requirements reflect the applicable requirements for each product, market, and time frame.
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
Polestar aims to follow the development and opportunities connected to emission regulations in all geographic regions in which it operates. The ability to earn excess emission grams or credits is dependent on each jurisdictions’ regulations and the opportunity to get compensated by others depends on the demand from other manufacturers.
Recall activities
If Polestar vehicles need to be recalled or updated due to quality issues or not fulfilling applicable legal requirements in a market, decisions will be taken according to delegation of authority within Polestar. Reporting to authorities according to local requirements applies.
C.    Organizational Structure
The following diagram depicts the organizational structure of the Company as of the date of this Report

Key:
Issuer/Registrant
%
Does not reflect voting power; all percentages are rounded
Zhejiang Geely Holding Group Company Limited (P.R. of China) ("Geely") and its subsidiaries
82.2%
Li Shufu
78.7%
Volvo Car AB (Sweden) ("Volvo Cars")
Volvo Car Corporation
Snita Holding B.V. (Netherlands) ("Snita")
Geely Sweden Automotive Investment AB
Geely Sweden Automotive Investment BV
PSD Capital Limited
PSD Investment Limited
Other Shareholders
39.2%
23.8%
18%
19%
Polestar Automotive Holding UK PLC (the "Issuer") (United Kingdom)
Polestar Automotive US Investment Inc.
Polestar Holding AB (Sweden)
Polestar Automotive (Singapore) Pte. Ltd
Polestar Automotive (Singapore) Investment Pte. Ltd
Polestar Automotive (Singapore) Distribution Pte Ltd
46.2%
Polestar Times Technology (Nanjing) Co., Ltd (China)
Polestar Performance AB (Sweden)
Polestar Automotive (China) Group Co Ltd 极星汽车（中国）集团有限公司
Polestar Automotive (Chongqing) Co., Ltd. 极星汽车（重庆）有限司
Polestar Automotive China Distribution Co., Ltd 极星汽车销售有限公
Polestar Automotive Consulting Service (Shanghai) Co., Ltd (Operation)
1%
Polestar Automotive Belgium BV
Polestar Automotive UK Limited
Polestar Automotive Germany GmbH
Polestar Automotive Switzerland GmbH
Polestar Automotive Netherlands BV
Polestar Automotive Norway A/S
Polestar Automotive Sweden AB
Polestar Automotive Korea Limited
Polestar Automotive Austria GmbH
Polestar Automotive Australia PTY Ltd
Polestar Automotive Denmark ApS
Polestar Automotive Canada Inc
Polestar Automotive Finland Oy
Polestar Automotive USA Inc
Polestar Automotive Ireland Limited
Polestar Automotive Spain S.L.
PLSTR Automotive Portugal Unipessoal Lda
Polestar Automotive Luxembourg sàrl
Polestar Automotive Poland sp. zo.o
Polestar Automotive Czech Republic s.r.o
Polestar Automotive Italy s.r.l
StoreDot Ltd
0.24%
Polestar Automotive France SAS
Polestar Manufacturing Holding Korea LLC
Shanghai Branch
Guangzhou Branch
Beijing Branch
Chengdu Branch
Shenzhen Branch
Hangzhou Branch
Polestar Automotive Distribution (Taizhou) Co., Ltd.
Beijing Chaoyang Branch
Shanghai Polestar Automotive R&D Branch
Shanghai Jingan Branch
Guangzhou Tianhe No.2 Branch
Beijing Haidian Branch
Chengdu Gaoxin Branch
Shanghai Hongkou Branch
Hangzhou Shangcheng Branch

The significant subsidiaries of the Company as of the date of this Report are listed below.

Legal Name	Jurisdiction of Incorporation	Proportion of Ordinary Shares Held by the Company
Polestar Holding AB	Sweden	100%
Polestar Automotive (Singapore) Pte. Ltd.	Singapore	100%
Polestar Performance AB	Sweden	100%
Polestar Automotive Canada Inc.	Alberta, Canada	100%
Polestar Automotive USA Inc.	Delaware, USA	100%
Polestar Automotive US Investment Inc.	Delaware, USA	100%
Polestar Automotive Belgium BV	Belgium	100%
Polestar Automotive Germany GmbH	Germany	100%
Polestar Automotive Netherlands BV	Netherlands	100%
Polestar Automotive Sweden AB	Sweden	100%
Polestar Automotive Austria GmbH	Austria	100%
Polestar Automotive Denmark ApS	Denmark	100%
Polestar Automotive Finland Oy	Finland	100%
Polestar Automotive Switzerland GmbH	Switzerland	100%
Polestar Automotive Norway A/S	Norway	100%
Polestar Automotive Korea Limited	South Korea	100%
Polestar Automotive Australia PTY Ltd	Australia	100%
Polestar Automotive (Singapore) Distribution Pte. Ltd.	Singapore	100%
Polestar Automotive Ireland Limited	Republic Ireland	100%
PLSTR Automotive Portugal Unipessoal Lda	Portugal	100%
Polestar Automotive Poland sp. zo. o	Poland	100%
Polestar Automotive UK Limited	United Kingdom	100%
Polestar Automotive Spain S.L	Spain	100%
Polestar Automotive Luxembourg SARL	Luxembourg	100%
Polestar Automotive Czech Republic s.r.o	Czech Republic	100%
Polestar Automotive Italy s.r.l	Italy	100%
Polestar Automotive France SAS	France	100%
Polestar Manufacturing Holding Korea LLC	South Korea	100%
Polestar Automotive (China) Group Co., Ltd.	People’s Republic of China	100%
Polestar Automotive China Distribution Co., Ltd.	People’s Republic of China	100%
Polestar Automotive Consulting Service (Shanghai) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive Distribution (Taizhou) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive (Chongqing) Co., Ltd.	People’s Republic of China	100%
Polestar Automotive (Singapore) Investment Pte Ltd	Singapore	100%

D. Property, Plants and Equipment
Polestar is headquartered in Gothenburg, Sweden. Polestar’s research and development teams are primarily located in Sweden and the United Kingdom. In Sweden, Polestar’s headquarters and research and development team are located in Gothenburg close to the facilities and competences at Volvo Cars and its surroundings. This research and development team is focused on collaboration with Volvo Cars in a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. In the United Kingdom, Polestar’s research and development team is located in Coventry. This location benefits from good access to engineering talent, proving grounds, wind tunnels and workshops. Polestar’s engineering focus in the United Kingdom has been the development of Polestar 5 and overall chassis and driving dynamics.
Polestar uses a digital first, direct to consumer approach that enables its customers to browse Polestar’s products, configure their preferred vehicle and, where permitted, place their order online. Alternatively, Polestar Spaces are where customers can see, feel and test drive Polestar’s vehicles prior to making an online purchase. As of December 31, 2024, there were 193 Polestar Spaces. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,170 customer service points worldwide (as of December 31, 2024) in support of its international operations.

Polestar 2 is produced in the Taizhou facility. The facility opened in 2016. The plant is focused on the CMA platform, and also produces Volvo XC40. In October 2021, Geely and Volvo Cars agreed to transfer the Taizhou facility to Volvo Cars. The transfer was effectuated in December 2021 and did not affect production of the Polestar 2 at the facility. In connection with this transfer, the facility has been renamed from "Luqiao" to “Taizhou”.
Polestar 3 is manufactured in Volvo Cars’ Charleston, South Carolina, USA, facility. Production commenced in summer 2024 and is dedicated to the US and part of the European market. Polestar 3 is also manufactured in Volvo Cars’ Chengdu, China plant. The facility opened in 2013. The production of Polestar 3 in China started in early 2024.
Polestar 4 is manufactured at the Geely-owned Hangzhou Bay plant. Polestar 4 is planned to be partly manufactured in Busan, South Korea, with vehicles produced at this facility expected to be for the US market. The plant is owned by Renault Korea Co Ltd (RK), which is 35% owned by Geely. Production is expected to start in the second half of 2025.
Polestar 5 is expected to be produced in the Chongqing, China plant owned by Geely and currently operated by Polestar. Geely is planned to take over the operations of the plant in Q2 2025. Production for Polestar 5 is expected to start in the second half of 2025.
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
Charleston facility
Polestar 3 is manufactured in Volvo Cars’ Charleston, South Carolina, USA, facility. The facility opened in 2018, and produces Volvo Cars EX90, which share the SPA2 platform with Polestar 3. Production began in summer 2024 and is dedicated to the US and part of the European market.
Busan facility
Polestar 4 is planned to be manufactured in Busan, South Korea, with production destined to the European, US and domestic South Korean market. The plant is owned by Renault Korea Co Ltd ("RK"), which is 35% owned by Geely. Production is expected to start in the second half of 2025.
Hangzhou Bay
Polestar 4 is manufactured in Geely owned Hangzhou Bay plant, with production having started at the end of 2023 for the Chinese market and during the first half of 2024 for the European market. The plant is used for several brands of the Geely group, as well as brands outside of the Geely group. The facility opened in 2022.
Chongqing facility
Polestar 5 will be produced in the Chongqing, China plant owned by Geely and currently operated by Polestar. Geely is planned to take over the operations of the plant during Q2 2025. Production for Polestar 5 is expected to start in Q2 2025.
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
On June 23, 2022, Polestar closed the merger with Gores Guggenheim, Inc. ("GGI") described elsewhere in this Report. Polestar Automotive Holding Limited, a Hong Kong incorporated company ("Former Parent") together with its consolidated subsidiaries constituted Polestar Group through June 23, 2022. On June 23, 2022, Former Parent completed its reverse recapitalization and Polestar Automotive Holding UK PLC ("Parent") became the new parent. Parent together with its consolidated subsidiaries constitutes Polestar Group from June 23, 2022. In this discussion, Former Parent and/or its subsidiaries and Parent and its subsidiaries are collectively referred to herein as “Polestar,” “we,” “our,” or “us.”
The following discussion should be read together with (i) the financial statements of Polestar Automotive Holding UK PLC as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 and the related notes thereto, included elsewhere in this Report. All financial numbers in this discussion are presented in thousands U.S. dollars unless otherwise noted.
Polestar’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” (see Item 3.D) and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.
Polestar Automotive Holding UK PLC
Key factors affecting performance
Polestar’s performance depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in Item 3.D “Risk Factors” and below. Polestar’s financial position and results of operations depend to a significant extent on the following key factors:
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
Utilizing Volvo Cars’ and Geely's facilities has allowed Polestar to continue efficient production of its vehicles. Having access to the global manufacturing footprint of Volvo Cars and Geely has and will continue to provide Polestar with flexibility to adjust and optimize its manufacturing plans in response to factors like particular market demand, relative production cost, changing shipping, logistics and tariff expenses, and the availability of market-specific tax credit schemes. However, Polestar’s contract manufacturing model requires Polestar to accurately forecast the demand for its vehicles. If Polestar fails to do so, there may be overcapacity, which may negatively impact gross margins, or inadequate capacity, which may result in delays in shipments or revenues.
During the year ended December 31, 2024, Polestar entered into a second amendment to its credit facility with Volvo Cars which extended the maturity date of the credit facility to December 29, 2028. The original agreement allowed for $800 million in borrowing capacity and was entered into on November 3, 2022 and amended for the first time on November 8, 2023. The first amendment provided for an additional $200 million in borrowing capacity under the credit facility and extended the maturity date of the credit facility to June 30, 2027. As of December 31, 2023, Polestar had drawn on all $1 billion in borrowing capacity and as of December 31, 2024, the total $1 billion in principal remained outstanding. This loan has an optional equity conversion feature.
On November 8, 2023, Polestar entered into a new term loan facility with Geely, where Geely agreed to provide a term loan credit facility of $250 million on substantially the same terms as the credit facility with Volvo Cars, including a maturity date of June 30, 2027. As of December 31, 2023, Polestar had drawn down on all $250 million in borrowing capacity and as of December 31, 2024, all $250 million in principal remained outstanding. This loan has an optional equity conversion feature.
On December 8, 2023, Polestar, Geely, and Volvo Cars entered into certain agreements which, when considered together, were designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely. Through these transactions, Polestar received cash of $156.1 million in the form of a long-term loan which Polestar must repay. During the year ended December 31, 2024, Polestar extended the production lifecycle of the PS3 from six years to seven years. As the duration of the PS3 Tooling and Equipment financing instrument follows the production lifecycle of the vehicle, the length of the repayment period also extended from six years to seven years resulting in a $2,478 gain. As of December 31, 2024, the carrying value of the PS3 Tooling and Equipment financing instrument is $124,878.
Refer to Note 27 - Related party transactions in the Consolidated Financial Statements included elsewhere in this report for more information.
See “—Liquidity and Capital Resources” below for an additional discussion regarding banking relationships that have been assisted by letters of comfort from Volvo Cars and Geely.
Premium electric vehicle portfolio
Polestar continues to develop a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. Towards the end of 2023, Polestar launched the PS3 and PS4 and deliveries of PS5s are expected to start in 2025. Furthermore, Polestar has announced the development of the Polestar 7 which will be a premium compact SUV. Customers’ acceptance and purchase of Polestar’s new models are critical components of Polestar’s future growth and financial performance. Changes in the mix of models sold by Polestar over time will impact the average revenue recognized for each vehicle sold.
Innovative automotive technologies and design
Polestar develops electric vehicles and technologies through design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5, Polestar 6 and PX2 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, StoreDot, Nvidia, Luminar, and Zenseact, and Hans Pehrson among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. In the years ended December 31, 2024, 2023 and 2022, $297.4 million, $346.4 million, and $306.0 million, respectively, were invested in new intellectual property. These investments have primarily impacted Polestar’s results of operations through amortization expense which, in the years ended December 31, 2024, 2023 and 2022, was $8.4 million, and $79.5 million, $97.2 million, respectively. The decrease seen when comparing 2024 to 2023 is primarily due to a change in the way Polestar amortizes IP used in the production of vehicles - as of the fourth quarter of 2023, intangible assets which were previously considered foundational were reassessed to be car line specific. Amortization of car line specific intangible assets is not amortized into research and development expenses but, rather, capitalized into inventories. Refer to Note 15 - Intangible assets and goodwill in the Consolidated Financial Statements included elsewhere in this report for more information.
Changes to sale and distribution models and market expansion
Historically Polestar has sold its vehicles through the following principal sales channels:
•Direct-to-consumer model: Potential customers can experience Polestar vehicles, engage with Polestar specialists and test drive Polestar vehicles (in certain cases) in Polestar Spaces. The customer then orders the vehicle directly from Polestar via its digital sales channels.
•Direct-to-business model: In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.
•Fleet sales: Vehicles are sold to fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include discounts in the form of annual rebates based on the number of vehicles ordered during the year.
•Importer markets: Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, the United Arab Emirates (UAE), Israel, Kuwait and Iceland).
•Sales to associate: In China, Polestar sold its vehicles to its equity method investment, Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). Vehicles are sold to Polestar Times Technology at wholesale prices and Polestar Times Technology subsequently sold the vehicles to customers in China. In April 2025, Polestar signed an agreement to terminate the business Polestar Times Technology. See Item 4B "Information on the Company - Business Overview - Sales and distributions" for further details.
In 2024, as part of its plans to increase sales volumes, Polestar began to transition its direct-to-customer model to an active selling partner set-up, known as a 'non-genuine agency model', and, in time, is also planning to add wholesale-dealer capabilities, with small and medium-size enterprises being the focus partners, to eventually implement a dual model approach. This approach is expected to enable rapid retail network expansion and customer reach in a capital-efficient manner. In the USA, Polestar is enhancing the dealer-focused wholesale model by incorporating a genuine digital buying capability.
Polestar’s new market expansion is focused on France, with sales expected to start in 2025 and additional expansion, across Eastern Europe, Asia, and Latin America, is planned from 2026 onwards. Additionally, Polestar plans to expand its retail spaces from 70 to 130 in Europe and from 36 to 57 in North America.
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
As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn out shares to existing owners. These instruments are accounted for as derivative liabilities under IAS 32, Financial Instruments: Presentation ("IAS 32") and IFRS 9, Financial Instruments ("IFRS 9"), which are measured at fair value with subsequent changes in fair value recognized in profit or loss.
As of December 31, 2024 and 2023, the Class C Shares were valued at $3.5 million and $6.0 million, respectively, resulting in an unrealized gain from the fair-value change of $2.5 million during the year ended December 31, 2024. As of December 31, 2024 and 2023, the earn-out rights were valued at $28.8 million and $155.4 million, respectively, resulting in an unrealized gain from the fair value change of $126.6 million during the year ended December 31, 2024. The fair values of these derivative financial instruments are volatile and influenced by changes in Polestar's share price, resulting in impacts to Polestar's net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 2 - Significant accounting policies and judgements included elsewhere in this report for more information.
Inflation
Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Historically, increases in battery prices due to the increased prices of lithium, cobalt, and nickel contributed to increased cost of goods sold. More currently, Polestar has started experiencing a decrease in raw material costs related to batteries. Overall increases in the cost of components, materials, labor, and equipment are expected to lead to higher costs of goods sold in the future. Additionally, the natural time lag created by the production, shipping, and selling of vehicles results in a delay in price increases experienced by Polestar. In the past, increases in oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future.
Tariffs and other regulation
A significant portion of Polestar's vehicles sold in the year ended December 31, 2024 were manufactured in China. Both the United States and the European Union imposed tariffs against electric vehicles ("EVs") imported from China. These tariffs have increased the total cost of the vehicles that Polestar manufactures in China and imports into the European Union and the United States. Polestar is mitigating the financial risk posed by these tariffs by expanding production to manufacturing facilities outside of China. Production of PS3s in Charleston, South Carolina began in 2024, production of PS4s at Busan, South Korea is expected to begin in 2025 and the Polestar 7 is expected to be manufactured in Europe.
Subsequent to December 31, 2024, the US administration has announced a number of tariffs that impact imported vehicles and vehicle parts and components. Whilst the precise impact of these tariffs on the cost of Polestar's vehicles manufactured in the United States using imported components and those manufactured outside of the United States and imported for sale is not yet known, it is expected that costs will increase. If Polestar does not increase its prices to compensate for this increase in costs, its gross margin will be reduced. If Polestar does increase its prices, it may negatively impact market demand for Polestar's cars and therefore future sales volumes.
Additional key factors impacting performance
Polestar’s continued growth depends on numerous factors and trends, including continued sales of the PS2 and the PS4 at anticipated volumes while production and sales of the PS3 ramp-up and the full production and delivery of the PS5 begins. Ramp-up of the PS3 includes increasing sales in the US and European markets, which is, in part, dependent on the successful ramp-up of production at the facility in Charleston, South Carolina operated by Volvo Cars. Polestar’s regional mix of sales, including higher sales in the US market, and its overall product mix, is important to maintain its gross margins. Ramping-up Polestar’s production at other facilities is also an important factor in the success of Polestar’s future vehicle production and delivery. In addition to increasing vehicle volume, Polestar is focused on developing additional revenue streams, such as carbon credits sales, aftermarket revenue, component sales, and used car sales. Polestar’s gross margins are dependent on Polestar’s current pricing structure, which is subject to a variety of factors, including certain average selling price assumptions. If Polestar has higher than expected discounting or advertising and promotion costs, its future margins may suffer.
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
A. Results of operations
Polestar conducts its business as one operating segment with primary commercial operations in North America, Europe, Asia and various importer markets. While Europe and the North America represent Polestar’s primary geographic markets, Polestar’s presence is continuing to expand in Asia. Refer to Note 1 - Overview and basis of preparation in Polestar’s Consolidated Financial Statements for more information on the basis of presentation and Note 5 - Geographic information for more information on segment reporting. The following paragraphs describe the key components of revenue, income, and expenses as presented in our Consolidated Statement of Loss and Comprehensive Loss.
Key operational highlights
The below table summarizes the key operational highlights as of and for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31,
Key metrics	2024	2023	2022
Retail sales[1]	44,851	52,796	50,510
including external vehicles with repurchase obligations	1,651	2,859	1,344
including internal vehicles	2,927	1,958	1,630

	For the year ended December 31,
	2024	2023	2022
Markets[2]	27	27	27
Spaces[3]	193	192	158
Sales Points[4]	175	153	99
Service points[5]	1,170	1,149	1,116
1 - Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders’ channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar.

2 - Represents the markets in which Polestar operates.
3 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
4 - Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location but that have started selling Polestar cars.
5 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

	For the year ended December 31,
	2024	2023	2022
Restatement for new definition (Retail sales)	44,851	52,796	50,510
Published as per previous definition[1,2]	44,458	54,626	51,491
1 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), and IFRS 16, Leases ("IFRS 16"), respectively. Revenue is not recognized in scenario (c).
2 - The figures in this row reflect actual sales volumes calculated using the former global volumes definition described in footnote 1 above and may, for certain periods, differ slightly to previously reported figures due to rounding.
Revenue
Revenue is comprised of revenue from the sale of vehicles, revenue from the sale of vehicle accessories, revenue from the sale of software and performance engineered kits, revenue from sales of carbon credits, vehicle leasing revenue, and other revenue:
•Revenue from the sale of vehicles constitutes the primary source of revenue and was historically derived from sales of the PS2. During the year ended December 31, 2024, Polestar began generating revenues from sales of the PS3 and PS4. Polestar’s main customers for electric vehicles consist of private individuals ("retail"), fleet customers, dealers and certain Polestar Spaces, importers, financial service providers, and Polestar Times Technology (in April 2025, Polestar signed an agreement to terminate the business Polestar Times Technology. See Item 4B "Information on the Company - Business Overview - Sales and distributions" for further details). Some of these vehicle sales are to our related parties Volvo Cars and Ziklo Bank AB (previously Volvofinans Bank AB). Sales of vehicles also includes revenue recognized for sales of accessories where Polestar either acts as principle or agent.
•Revenue from the sale of software and performance engineered kits is derived from intellectual property licensed to Volvo Cars related to software upgrades and enhancements for Volvo Cars’ vehicles.
•Revenue from sales of carbon credits is derived from sales of regulatory credits to external companies or related parties.
•Vehicle leasing revenue is derived from Polestar's operating lease arrangements.
•Other revenue is derived from sales of automotive research and development services and intellectual property licensed to Volvo Cars enabling Volvo Cars to source and sell Polestar parts and accessories.
Cost of sales
Cost of sales relates to inventory costs and other costs associated with Polestar's revenue generating activities. Inventory costs are purchase costs, conversion costs, and other costs incurred in bringing inventories to their present location and condition. These consists of contract manufacturing costs associated with the production of the PS2 and PS3 which is outsourced to Volvo Cars (production of the PS2 was previously outsourced to Geely) and the production of the PS4 which is outsourced to Geely. Inventory cost also includes depreciation related to property, plant and equipment ("PPE"), depreciation of right-of-use (“ROU”) assets, amortization of intangible assets, warehousing and transportation costs for inventory, customs duties, and other manufacturing and overhead. Costs presented within costs of sales which are not related to inventory costs are other costs related to Polestar's revenue generating activities such as distribution costs and costs related to warranty provisions. Additionally, as of the fourth quarter of the year ended December 31, 2023, cost of sales includes the amortization of intellectual property previously used in the PS1 and currently used in the PS2; the intellectual property is capitalized into inventory and then released into Cost of sales when the inventory is sold. Cost of sales also includes the adjustments to net realizable value of inventories and any impairment of long-term assets directly related to vehicle production.
Selling, general, and administrative expenses
Selling, general, and administrative expenses are comprised of personnel expenses for business development and marketing functions, advertising and marketing expenses, personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for professional services, including legal, audit, information technology, and accounting services, as well as expenses for facilities, general software costs and licenses, depreciation, amortization, and travel. Personnel-related expenses consist of salaries, benefits, social security contributions, severance payments, and incentive programs.
Research and development expenses
Research and development expenses consist of personnel expenses for Polestar’s internal engineering, research, and development functions, amortization of intangible assets related to intellectual property which will be used in future vehicle models, internal development programs related to future vehicle models, and expenses for direct materials and facilities used by research and development personnel. Until the fourth quarter of 2023, research and development expenses also included amortization of intellectual property that was considered foundational and previously used in the PS1, currently used in the PS2 and other model vehicles, and expected to be used in future vehicles. However, in the fourth quarter of 2023, there was a change in the way this intellectual property was used and the related amortization began to be capitalized into inventory. The expense is released into Cost of sales when the inventory is sold. Polestar outsources certain development of intellectual property used in its electric vehicles to Volvo Cars and makes payments in accordance with development plans. Such costs are capitalized as intangible assets instead of being charged to research and development expense because they are paid for in connection with the receipt of intellectual property from Volvo Cars that is expected to provide future economic benefit to Polestar.
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
Other operating income and expense
Other operating income consists of positive exchange rate differences on operating activities, income generated through the sale of carbon credits, and other income driven by non-revenue generating activities. Other operating expense primarily consists of negative exchange rate differences on operating activities, non-income tax expense, and other expenses due to activities which are not part of Polestar's ordinary course of operations.
Finance income and expense
Finance income consists of interest income on bank deposits and net foreign exchange rate gains on financial activities. Finance expense is comprised of interest expense associated with Polestar’s short, medium, and long-term financing facilities, including amounts owed to related parties, net foreign exchange rate losses on financial activities, interest expenses associated with lease liabilities, and credit facility expenses.
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
Share of losses in associates
Share of losses in associates consists of Polestar's proportionate share of its associates' net loss, limited to the carrying value of Polestar's investment in its associates.
Income tax benefit (expense)
Income tax benefit (expense) consist of current and deferred income tax benefit (expense). Current Income tax benefit (expense) primarily represent income taxes generated on the current year's taxable profit or loss in each foreign jurisdiction. Deferred Income tax benefit (expense) represent differences generated between book carrying amounts and the corresponding tax basis for assets or liabilities, multiplied by the applicable jurisdiction's income tax rate.
Comparison of the years ended December 31, 2024, 2023 and 2022
The following table summarizes Polestar’s historic Consolidated Statement of Loss for the years ended December 31, 2024, 2023 and 2022. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,			2024 vs 2023 Variance		2023 vs 2022 Variance
	2024	2023	2022	$	%	$	%
Revenue	2,034,261	2,368,085	2,440,818	(333,824)	(14)	(72,733)	(3)
Cost of sales	(2,910,428)	(2,778,222)	(2,339,696)	(132,206)	5	(438,526)	19
Gross (loss) profit	(876,167)	(410,137)	101,122	(466,030)	114	(511,259)	(506)
Selling, general and administrative expense	(890,703)	(944,177)	(840,151)	53,474	(6)	(104,026)	12
Research and development expense	(38,350)	(157,280)	(174,916)	118,930	(76)	17,636	(10)
Other operating income and expenses, net	(8,091)	42,080	(305)	(50,171)	119	42,385	(13,897)
Listing expense	—	—	(372,318)	—	n/a	372,318	n/a
Operating loss	(1,813,311)	(1,469,514)	(1,286,568)	(343,797)	23	(182,946)	14
Finance income	23,879	69,565	8,552	(45,686)	(66)	61,013	713
Finance expense	(393,785)	(213,242)	(108,402)	(180,543)	85	(104,840)	97

Fair value change - Earn-out rights	126,624	443,168	902,068	(316,544)	(71)	(458,900)	(51)
Fair value change - Class C Shares	2,500	22,000	35,090	(19,500)	(89)	(13,090)	(37)
Share of losses in associates	(4,970)	(43,304)	—	38,334	(89)	(43,304)	n/a
Loss before income taxes	(2,059,063)	(1,191,327)	(449,260)	(867,736)	73	(742,067)	165
Income tax benefit (expense)	9,166	9,452	(29,757)	(286)	(3)	39,209	(132)
Net loss	(2,049,897)	(1,181,875)	(479,017)	(868,022)	73	(702,858)	147
Revenues
Polestar’s net revenue for the year ended December 31, 2024 was $2,034.3 million, a decrease of $333.8 million, or 14% compared to $2,368.1 million for the year ended December 31, 2023. Revenue from related parties for the year ended December 31, 2024 was $276.3 million, an increase of $137.6 million, or 99% compared to $138.7 million for the year ended December 31, 2023. Polestar’s Revenue for the year ended December 31, 2023 was $2,368.1 million, a decrease of $72.7 million, or 3% compared to $2,440.8 million for the year ended December 31, 2022. Revenue from related parties for the year ended December 31, 2023 was $138.7 million, an increase of $5.7 million, or 4% compared to $132.9 million for the year ended December 31, 2022.
The following table summarizes changes in the components of revenue and related changes between annual periods. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,			2024 vs 2023 Variance		2023 vs 2022 Variance
	2024	2023	2022	$	%	$	%
Revenues
Sales of vehicles	1,975,864	2,313,124	2,386,685	(337,260)	(15)	(73,561)	(3)
Sales of software and performance engineered kits	15,344	18,994	21,308	(3,650)	(19)	(2,314)	(11)
Sales of carbon credits	10,918	1,452	10,984	9,466	652	(9,532)	(87)
Vehicle leasing revenue	17,175	17,421	16,719	(246)	(1)	702	4
Other revenue	14,960	17,094	5,122	(2,134)	(12)	11,972	234
Total	2,034,261	2,368,085	2,440,818	(333,824)	(14)	(72,733)	(3)
Sales of vehicles for the year ended December 31, 2024 were $1,975.9 million, a decrease of $337.3 million, or 15% compared to $2,313.1 million for the year ended December 31, 2023. The decrease was primarily driven by:
•A decrease in volumes resulting in a decrease of $371.5 million, primarily due to lower global vehicle sales of PS2 and delays in sales ramp up of new car lines; and
•An increase in average selling prices, net of discounts, resulting in an increase of $34.3 million, primarily due to the change in sales mix as Polestar transitioned from selling only the PS2 for almost all of 2023 to selling the PS2, PS3 and PS4 by the end of 2024.
Sales of vehicles for the year ended December 31, 2023 were $2,313.1 million, a decrease of $73.6 million, or 3% compared to $2,386.7 million for the year ended December 31, 2022. The decrease was primarily driven by $116.6 million in discounts to fleet customers, offset by an increase in fleet vehicle sales volumes and an increase in per unit price of the PS2 model year 2023 and 2024 vehicles.
Sales of software and performance engineered kits for the year ended December 31, 2024 were $15.3 million, a decrease of $3.7 million, or 19% compared to $19.0 million for the year ended December 31, 2023. The decrease is primarily a result of Polestar's continued focus on developing and selling its own vehicles rather than its performance engineered kits for Volvo cars. Sales of software and performance engineered kits for the year ended December 31, 2023 were $19.0 million, a decrease of $2.3 million, or 11% compared to $21.3 million for the year ended December 31, 2022. The decrease is a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Car's sales of Polestar's performance engineered kits.
Sales of carbon credits for the year ended December 31, 2024 were $10.9 million, an increase of $9.5 million, or 652% compared to $1.5 million for the year ended December 31, 2023. This increase is driven by Polestar entering into and executing more contracts to sell its excess carbon credits as compared to the previous year. Sales of carbon credits for the year ended December 31, 2023 were $1.5 million, a decrease of $9.5 million, or 87% compared to $11 million for the year ended December 31, 2022. This decrease is driven by Polestar executing fewer contracts to sell its excess carbon credits as compared to the previous year
Vehicle leasing revenue for the year ended December 31, 2024 was $17.2 million, a decrease of $0.2 million, or 1% compared to $17.4 million for the year ended December 31, 2023 reflecting a stable volume of vehicles sold with repurchase obligations. Vehicle leasing revenue for the year ended December 31, 2023 was $17.4 million, an increase of $0.7 million, or 4% compared to $16.7 million for the year ended December 31, 2022. This increase is due to Polestar selling more vehicles with repurchase obligations.
Other revenue for the year ended December 31, 2024 was $15.0 million, a decrease of $2.1 million, or 12% compared to $17.1 million for the year ended December 31, 2023.This decrease is the result of (1) a decrease in sales of Polestar's research and development services to Volvo Cars of $5.0 million, offset partially by an increase of $3.4 million in sales under Polestar's intellectual property license to Volvo Cars which grants Volvo Cars the rights to source and distribute parts and accessories for Polestar's vehicles to customers in exchange for sales-based royalties to us. Other revenue for the year ended December 31, 2023 was $17.1 million, an increase of $12.0 million, or 234% compared to $5.1 million for the year ended December 31, 2022. This increase is the result of (1) greater sales of Polestar's research and development services to Volvo Cars, (2) greater sales under Polestar's intellectual property license to Volvo Cars which grants Volvo Cars the rights to source and distribute parts and accessories for Polestar's vehicles to customers in exchange for sales-based royalties to us for $8.5 million, and (3) a one-time sale of know-how to Lotus for $4.6 million.
Cost of sales
Cost of sales for the year ended December 31, 2024 was $2,910.4 million, an increase of $132.2 million, or 5% compared to $2,778.2 million for the year ended December 31, 2023. During the year ended December 31, 2024, Polestar recognized an increase in impairment charges of $282.5 million as compared to the year ended December 31, 2023. This increase was partially offset by a decrease in write-downs of inventories to net realizable value of $56.8 million, a decrease in inventory cost of $71.5 million primarily related to lower sales volumes, and decreased warranty costs of $24.6 million.
Cost of sales for the year ended December 31, 2023 was $2,778.2 million, an increase of $438.5 million, or 19% compared to $2,339.7 million for the year ended December 31, 2022. This increase was primarily driven by CGU impairment of PS2 related PPE and Vehicles under operating leases of $90.2 million, CGU impairment of PS2 related intangible assets of $249.4 million, increased inventory impairment of $146.6 million, and increased materials cost due to rising raw material costs of $23.1 million. This activity is being partially offset by decreased warranty expenses of $36.3 million, and positive impacts of foreign currency effects due to an improved SEK/CNY foreign exchange rate. For further information, see Note 15 - Intangible assets and goodwill, Note 16 - Property, plant and equipment.
Gross (loss) profit
Gross (loss) profit for the year ended December 31, 2024 was a gross loss of $876.2 million, an increase in gross loss of $466.0 million, or 114% compared to a gross loss of $410.1 million for the year ended December 31, 2023 primarily due to the factors described above.
Gross (loss) profit for the year ended December 31, 2023 was a gross loss of $410.1 million, a decrease in gross result of $511.3 million, or 506% compared to a gross profit of $101.1 million for the year ended December 31, 2022 primarily due to the factors described above.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2024 were $890.7 million, a decrease of $53.5 million, or 6% compared to $944.2 million for the year ended December 31, 2023. This decrease was primarily due to a decrease of $78.6 million in advertising, sales, and promotion expenses. An additional decrease was attributed to lower lease expenses of $10.6 million. These decreases were partially offset by an increase in costs associated with purchased services from related parties of $23.2 million, higher employee compensation costs of $5.6 million, and an increase in professional service related expense of $8.1 million.

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
Research and development expenses
Research and development expenses for the year ended December 31, 2024 were $38.4 million, a decrease of $118.9 million, or 76% compared to $157.3 million for the year ended December 31, 2023. This change was primarily driven by a $68.9 million decrease in amortization expense due to the change made in Q4 2023 to capitalize the amortization expense of intellectual property used in the development of the PS1 and PS2 into inventories, rather than to research and development expenses. The decrease was further impacted by a $53.9 million increase in capitalization expense in 2024 compared to 2023, driven by a higher number of internal development projects being capitalized as intellectual property.
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
Other operating income (expenses), net
Other operating income (expenses), net for the year ended December 31, 2024 was an expense of $8.1 million, a decrease of $50.2 million, or 119% compared to an income of $42.1 million for the year ended December 31, 2023. This decrease was primarily driven by higher negative foreign exchange effects on working capital of $81.2 million and reduced income of $15.1 million for related party sales of plant operation services. This loss is partially offset by the recognition of $26.9 million in income and reduced expenses of $18.7 million related to services provided to Polestar Times Technology.
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

Finance income
Finance income for the year ended December 31, 2024 was $23.9 million, a decrease of $45.7 million, or 66% compared to $69.6 million for the year ended December 31, 2023. This decrease was primarily the result of a decreased net foreign exchange gain effect related to financial items of $37.2 million and a decrease in interest income on bank deposits of $11.2 million due to lower interest rates and reduced bank deposits. Finance income for the year ended December 31, 2023 was $69.6 million, an increase of $61.0 million, or 713% compared to $8.6 million for the year ended December 31, 2022. This increase was primarily the result of a positive net foreign exchange effect related to financial items of $37.2 million and increased interest income on bank deposits of $24.6 million due to rising interest rates.
Finance expense
Finance expenses for the year ended December 31, 2024 was $393.8 million, an increase of $180.5 million, or 85% compared to $213.2 million for the year ended December 31, 2023. This increase was primarily the result of an increase of $127.4 million in the aggregated amount of interest expense on credit facilities and financing obligations and interest expense to related parties. The increase was also the result of an increase in net foreign exchange rate effects on financial activities of $45.1 million. Finance expenses for the year ended December 31, 2023 was $213.2 million, an increase of $104.8 million, or 97% compared to $108.4 million for the year ended December 31, 2022. This increase was primarily the result of an increase in interest expense on credit facilities and financing obligations and interest expense to related parties totaling $129.4 million and a loss on modification of debt of $7.6 million. These increases are partially offset by a decrease in foreign exchange losses on financial activities of $30.9 million.
Fair value change - Earn out rights
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar issued earn-out rights. The gain on fair value change - Earn-out rights for the year ended December 31, 2024 was $126.6 million, a decrease of $316.5 million or 71% compared to a gain of $443.2 million for the year ended December 31, 2023. This decrease is primarily attributable to changes in Polestar's share price from $2.26 as of December 31, 2023, compared to $1.05 as of December 31, 2024. The gain on Fair value change - Earn-out rights for the year ended December 31, 2023 was $443.2 million, a decrease of $458.9 million or 51% compared to $902.1 million for the year ended December 31, 2022. This decrease is primarily attributable to changes in Polestar's share price from $5.31 as of December 31, 2022, compared to $2.26 as of December 31, 2023.
Fair value change - Class C Shares
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (i.e, Class C Shares) for the year ended December 31, 2024 was $2.5 million, a decrease of $19.5 million or 89% compared to $22.0 million for the year ended December 31, 2023. This change is primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.10, from $0.24 for the year ended December 31, 2023, to $0.14 for the year ended December 31, 2024. The gain on the fair value change of these warrants (i.e, Class C Shares) for the year ended December 31, 2023 was $22.0 million, a decrease of $13.1 million or 37% compared to $35.1 million for the year ended December 31, 2022. This change is primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.88 or from $1.12 for the year ended December 31, 2022, to $0.24 for the year ended December 31, 2023.
Share of losses in associate
During the year ended December 31, 2024, Polestar invested an additional $14.5 million in Polestar Times Technology. As agreed upon by Polestar, Xingji Meizu, Polestar Times Technology, and Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership ("Nanjing Investor"), Polestar Times Technology received additional funding from the Nanjing Investor, thus reducing Polestar's ownership percentage of Polestar Times Technology's equity from 49% as of December 31, 2023 to 46.2% as of December 31, 2024. Share of losses in associate for the year ended December 31, 2024 was a loss of $5.0 million, a decrease of $38.3 million, or 89% compared to a loss of $43.3 million for the year ended December 31, 2023. In both years, Polestar's carrying value of its investment in Polestar Times Technology was reduced to zero as a result of its share of Polestar Times Technology's losses.
Income tax benefit (expense)
Income tax benefit (expense) for the year ended December 31, 2024 was a benefit of $9.2 million, a decrease of $0.3 million, or 3% compared to a benefit of $9.5 million for the year ended December 31, 2023. This decrease was primarily driven by an increase of the current income tax expense of $21.9 million due to higher taxable income which was partially offset by a decrease in withholding tax expense on license transactions which was a benefit of $2.2 million in the year ended December 31, 2024 compared to an expense of $15.6 million in the year-ended December 31, 2023. Income tax benefit (expense) for the year ended December 31, 2023 was a benefit of $9.5 million, an increase of $39.2 million, or 132% compared to an expense of $29.8 million for the year ended December 31, 2022. This was primarily driven by a decrease in deferred tax liabilities and an increase in deferred tax assets due to increased deductible temporary differences related to inventory and warranty, resulting in an increase in deferred tax benefit of $46.4 million. The deferred tax benefit for the year ended December 31, 2023 was $38.8 million. The current income tax decreased by $7.4 million, resulting in current income tax expenses of $13.7 million. The expenses of foreign taxes increased $14.6 million due to an increase in withholding tax expense on transactions incurred in China, resulting in foreign tax expenses of $15.6 million.
B. Liquidity and capital resources
Polestar continues to finance its operations primarily through various short-term credit facilities like working capital facilities, sale leaseback arrangements, and inventory finance facilities ("floorplan facilities"), as well as through long-term loans with credit institutions and related parties and extended trade credit with related parties. Refer to Note 25 - Liabilities to credit institutions and Note 27 - Related party transactions in the accompanying Consolidated Financial Statements for further details on Polestar's borrowings. Polestar intends to continue developing its financing relationships with European and Chinese banking partners and Polestar's related parties, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings. The principal uses for liquidity and capital are funding operations, repayment of debt, market expansion, and investments in Polestar's future vehicles and automotive technologies.
Polestar anticipates it will continue to need to raise funding via these methods and / or via issuance of equity to meet its cash requirements and fulfill its obligations and investment plans. Refer to Note 1 - Overview and basis of preparation in the accompanying Consolidated Financial Statements for further details on management's going concern assessment, including its conclusion that material uncertainty related to the execution of management's liquidity and funding plan casts significant doubt upon Polestar's ability to continue as a going concern.
Liquidity risk
Liquidity risk is the risk that Polestar is unable to meet its financial obligations on time. Polestar faces liquidity risk primarily in relation to its loans from financial institutions which are short-term and long-term in nature, generally with a credit term of less than 5 years. Polestar needs to have adequate cash and highly liquid assets on hand to mitigate this liquidity risk and also satisfy working capital needs. Polestar's short-term financing obligations relate to the repayment of its current liabilities to credit institutions whereas long-term financing obligations relate to the repayment of long-term related party loans and long-term loans from unrelated parties. Polestar's most cash intensive working capital needs relate to its settlement of related party trade payables related to the purchases of inventories, intangible assets, and items of PPE from Volvo Cars and Geely.
As of December 31, 2024 and 2023, Polestar had cash and cash equivalents of $739.2 million and $768.3 million, respectively. As of December 31, 2024 and 2023, the Group had restricted cash of $31.0 million and $1.8 million, respectively, which is presented as other non-current assets in the Consolidated Statement of Financial Position.
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
Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for the PS2, PS3, PS4, PS5 and PS6. Managing the company’s liquidity profile and funding needs remains one of management’s key priorities.
Polestar has established a liquidity risk management framework for management of its short-term and long-term funding and liquidity requirements and prepares long-term planning in order to mitigate funding and re-financing risks. Polestar’s liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations. Certain key stakeholders engage in a weekly meeting to discuss Polestar's current and forecasted liquidity position to determine the Group's funding needs. Polestar prepares long-term planning to mitigate funding and re-financing risks. Depending on liquidity needs, Polestar will enter into financing and debt agreements and/or lending agreements. All draws on loans are evaluated against future liquidity needs and investment plans.
Additionally, Polestar holds adequate volumes of liquid assets such as cash, cash equivalents and accounts receivable, by maintaining credit facilities in addition to the cash inflows generated by its business operations, and through historical capital contributions from private equity investors. Polestar also benefits from its related party relationships and has been able to negotiate flexible payment terms for the repayment of related party trade payables, allowing additional liquidity to remain available for other working capital and financial needs. However, these flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 27 - Related party transactions in the accompanying Consolidated Financial Statements for additional information on these arrangements.
Debt and equity financing
Equity
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
Debt
Polestar enters into various debt arrangements with European and Chinese banking partners, related parties, and other financial institutions in the form of short-term, medium-term, and long-term funding to meet Polestar's capital needs.
Current and non-current liabilities to credit institutions

During the periods presented in the accompanying Consolidated Financial Statements, Polestar utilized several short-term working capital loans, primarily originating from European and Chinese banking partners. These existing and developing relationships provide Polestar with a reliable source of short-term liquidity. All short-term working capital loans that have fallen due during the periods presented have been repaid on-time. Short-term working capital loans are primarily used for to manage inventory levels, accounts payable and accounts receivables whilst also maximizing sales volumes. Current liabilities to credit institutions are in the form of loans from banks, loans from related parties, floor plan facilities, and sale leaseback facilities.
On February 22, 2024, Polestar entered into its first non-current loan agreement with credit institutions. This was in the form of a syndicated multicurrency green term loan facility with 12 banks including Standard Chartered Bank acting as agent and security agent. The facility consists of two tranches: Facility A (EUR denominated at €340.0 million with an interest rate at the relevant EURIBOR plus 2.85%) and Facility B (USD denominated at $583.5 million, with an interest rate at the Chicago Mercantile Exchange Term SOFR plus 3.35%). Both facilities have a 36-month repayment period with repayment of all drawdowns due in full at the end of the period, including any unpaid interest and other fees. The facilities are secured by interest reserve accounts pledges with an aggregate of three months interest deposited upon a drawdown of available credit. As of December 31, 2024, the facility has been fully utilized.
As of December 31, 2024, the outstanding principal balance, expiring in February 2025, related to Polestar's Euro denominated uncommitted secured green trade facility with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC and ING Belgium SA/NV entered into on February 28, 2022 and subsequently amended on February 27, 2023, is $375.5 million. All outstanding principal is 100% secured by the new vehicle inventory financed via this facility in accordance with First-ranking English law charge.
Polestar's non-current syndicated loan is subject to covenant requirements, including but not limited to a minimum annual revenue of $5,359.9 million for 2024, minimum quarterly cash levels of €400.0 million, and maximum quarterly financial indebtedness of $5,500.0 million. Standard Chartered Bank and the syndicated lenders agreed to waive and amend the revenue covenant and waive the debt ratio covenant prior to the year ended December 31, 2024, signing a wavier on January 6, 2025. The waiver amended the covenant of consolidated revenue for the group for the year ended December 31, 2024 adjusting the amount from $5,359.9 million to $1,400.0 million as well as waiving the testing of the debt ratio for the fourth quarter of 2024 and the first quarter of 2025. As a result of these changes, Polestar was not in default related to the syndicated loan as of December 31, 2024.
Polestar's Euro denominated uncommitted secured green trade finance facility is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated loan. As of December 31, 2024, Polestar was not in breach of its cash covenant.
As of December 31, 2024, total outstanding liabilities to credit institutions was $3,439.6 million of which $927.2 million was related to long-term liabilities to credit institutions and $1,132.0 million of short-term working capital loans are secured by our related party Geely. Refer to Note 25 - Liabilities to credit institutions for information on Polestar's working capital loans outstanding as of December 31, 2024.
Related party financing
On August 21, 2024, Polestar entered into the second amendment of its $800.0 million eighteen-month term credit facility with Volvo Cars dated November 3, 2022. This second amendment also amended the terms of the $200.0 million additional borrowing capacity provided via the first amendment on November 8, 2023. Per the second amendment all $1,000.0 million borrowed is due on December 29, 2028. As of December 31, 2024, the facility was fully drawn with an outstanding principal balance of $1,000.0 million.
As of December 31, 2024, the $250 million term facility Polestar entered into with Geely was fully drawn with an outstanding principal balance of $250 million.
Related to both the Volvo facility and Geely facility described above, the rate of interest on each loan made under the credit facilities is the SOFR rate plus 4.97% per annum. Under this agreement, if Polestar announces an offering of shares of any class in the share capital, with a proposed capital raising of at least $350.0 million, and no fewer than five institutional investors participating in the offering, then both Geely and Volvo Cars have the right to convert the principal amount of any outstanding loans into equity.
As of December 31, 2024, principal of $124.9 million is outstanding under the asset transfer arrangement between Polestar and Geely which was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely.
Polestar maintains a floor plan facility with its related party Volvo Cars which is presented separately in interest bearing current liabilities - related parties within the Consolidated Statement of Financial Position. The aggregated amount outstanding as of December 31, 2024 to related parties amounted to $55.0 million.
Floor plan facilities
In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2024, the aggregate amount outstanding under these arrangements to unrelated credit institutions was $89.5 million.
Sale leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease back period, Polestar is obligated to re-purchase the vehicles. Due to this repurchase obligation, these transactions are accounted for as financial liabilities. As such, consideration received for these transactions was recorded as a financing transaction. As of December 31, 2024, $8.2 million of this financing obligation was outstanding.
Cash flows
All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,
	2024	2023	2022
Cash used for operating activities	(991,209)	(1,893,841)	(1,080,951)
Cash used for investing activities	(412,562)	(417,619)	(709,044)
Cash provided by financing activities	1,424,192	2,104,361	2,074,161
Cash used for operating activities
Cash used for operating activities for the year ended December 31, 2024 was $991.2 million, a decrease of $902.6 million compared to $1,893.8 million for the year ended December 31, 2023. The decrease in cash used for operating activities is a result of:
•An increase in net loss of $868.0 million - refer to Item 5.B "Operating and financial review and prospects - results of operations - comparison of the years ended December 31, 2024, 2023 and 2022" for further details.
•An increase in the net positive value of reconciling items of $647.6 million primarily due to an increase in the adjustment for impairment expense of $282.5 million in 2024 when compared to 2023 and a decrease in the adjustment for gain related to the change in fair value of Earn-out rights of $316.5 million in 2024 when compared to 2023.
•A net positive change in operating assets and liabilities of $252.8 million in 2024 compared to a net negative change of $926.7 million in 2023 primarily due to: (i) net increase in amounts payable, mainly to Volvo Cars and Geely, in 2024 compared to net decreases in amounts payable, mainly to Volvo Cars and Geely, in 2023; and (ii) lower inventory build-up in 2024 as compared to 2023.
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
Cash used for changes in Trade receivables, prepaid expenses, and other assets for the year ended December 31, 2023 was a cash outflow of $156.9 million, a decrease of $57.3 million compared to a cash outflow of $214.2 million for the year ended December 31, 2022. The change is primarily due to a decrease of $114.7 million in Trade receivables as a result of greater cash collections from both third and related parties, offset by an increase in related party trade receivables and accrued income from Volvo Cars of $43.5 million.
Cash used for investing activities
Cash used for investing activities for the year ended December 31, 2024 was a cash outflow of $412.6 million, a decrease of $5.1 million compared to a cash outflow of $417.6 million for the year ended December 31, 2023. The change was primarily the result of:
•A $226.5 million decrease in cash investments in intangible assets in 2024 as compared to 2023; partially offset by,
•A $153.6 million decrease in cash received from the sale of asset groupings in 2024 as compared to 2023;
•A $34.3 million cash investment made in Polestar Times Technology in 2024 with no equivalent in 2023;
•A $21.3 million cash investment made in restricted deposits (presented in other non-current assets), with no equivalent in 2023; and
•A $10.5 million increase in cash investments in property, plant, and equipment in 2024 as compared to 2023.
Cash used for investing activities for the year ended December 31, 2023 was $417.6 million, a decrease of $291.4 million compared to $709.0 million for the year ended December 31, 2022. The change was primarily the result of less settlements with Volvo Cars and Geely for current and prior period investments in intellectual property related to the Polestar 2, Polestar 3, and Polestar 4, Additionally, in 2023, Polestar received proceeds from the disposal of assets classified as held for sale amounting to $153.6 million. This decrease in investing cash outflows was partially offset by a cash settlement of $137.4 million related to Property, plant, and equipment purchased mostly in the current year.
Cash provided by financing activities

Cash provided by financing activities for the year ended December 31, 2024 was $1,424.2 million, a decrease of $680.2 million compared to $2,104.4 million for the year ended December 31, 2023. The change was primarily the result of:
•A decrease of $443.3 million in proceeds from long-term borrowings;
•An increase in repayment of borrowings of $336.9 million;
•Partially offset by an increase of $137.4 million in proceeds from short-term borrowings.
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
Contractual obligations and commitments
Polestar is party to contractual obligations to make payments to third parties in the form of short-term and long-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar has also entered into capital commitments to purchase property, plant and equipment and intellectual property. Refer to Note 12 - Leases, Note 25 - Liabilities to credit institutions, Note 27 - Related party transactions and Note 29 - Commitments and contingencies in the accompanying Consolidated Financial Statements for more detail on contractual obligations and commitments.
The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of December 31, 2024. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	Between 1-5 years	After 5 years
Capital commitments[1]	134,197	134,197	—	—
Minimum purchase commitments[2]	487,647	196,728	232,784	58,135
Credit facilities, including sale leasebacks and floor plans[3]	3,448,709	2,512,395	936,314	—
Other liabilities, including floor plans - related parties[4]	1,949,517	185,140	1,736,958	27,419
Lease obligations including related parties[5]	163,995	35,129	90,004	38,862
Total	$6,184,065	$3,063,589	$2,996,060	$124,416
1 - Capital commitments relate to Polestar's investment in PPE and intangible assets for the production of Polestar 3, Polestar 4 and upcoming models, Polestar 5 and Polestar 6. Additionally, the remaining capital injections Polestar has agreed to provide Polestar Times Technology are included herein.
2 - Minimum purchase commitments relate to contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreed minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. These amounts reflect Polestar's minimum payment obligation under these contracts. Refer to Note 27 - Related party transactions in the accompanying Consolidated Financial Statements for further details on Polestar's minimum sales volume commitment.
3 - Refer to Note 25 - Liabilities to credit institutions in the accompanying Consolidated Financial Statements for further details on Polestar's credit facilities including sale leasebacks and floor plans.
4 - Refer to Note 27 - Related party transactions in the accompanying Consolidated Financial Statements for further details.
5- Refer to Note 12 - Leases in the accompanying Consolidated Financial Statements for further details.
Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.
The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.
Non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow.
Adjusted EBITDA
Adjusted EBITDA is calculated as net loss, adjusted to exclude:

•Listing expense;
•Fair value change - Earn-out rights;
•Fair value change - Class C Shares;
•Finance expense;
•Finance income;
•Income tax benefit (expense);
•Depreciation and amortization1;
•Impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets;
•Restructuring costs2;
•Gains / losses on disposals of investments3; and
•Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.
1 - Depreciation and amortization includes (1) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (2) depreciation and amortization expense.
2 - Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (1) the scope of a business undertaken by the Group or (2) the manner in which business is conducted.
3 - Disposals of investments include disposals, by sales or otherwise, of: (1) debt or equity financial instruments issued by another entity that are held as investments, (2) intangible assets, (3) property, plant, and equipment, and (4) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.
This measure is reviewed by management and management considers it to be a relevant measure for understanding the underlying operating results and trends of the core business prior to the impact of any adjusting items.
Prior to December 2024, Adjusted EBITDA was calculated as net loss, adjusted for listing expense, fair value change - Earn-out rights, fair value change - Class C Shares, interest income, interest expense, income tax benefit (expense), depreciation and amortization, and the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets.
The calculation was refined during December 2024 to change interest income and interest expense to finance income and finance expense, respectively, in order to exclude the effects of all items associated with financing activities of the Group instead of only interest related items. Additionally, exclusions for restructuring costs, disposals of investments, and unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature were added to the calculation to further refine management's view of earnings from core operations. The definition of depreciation and amortization was also changed to include depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) to account for the Group's change in the pattern of consumption of the future economic benefits embodied in internally developed and acquired intellectual property for the Polestar 2 from the straight-line method to units of production method in the fourth quarter of the year ended December 31, 2023. This method is also applicable to internally developed and acquired intellectual property for the Polestar 4 which entered production in the fourth quarter of the year ended December 31, 2023 and the Polestar 3 which entered production in the first quarter of the year ended December 31, 2024. The change to the definition of depreciation and amortization clarifies that the impact of all depreciation and amortization, irrespective of methodology and expense nature, is excluded from net loss for this measure. These changes provide a clearer view of earnings from core operations from management's perspective and improve comparability of earnings from core operations across reporting periods. Accordingly, Adjusted EBITDA for the years ended December 31, 2022 and 2023 is recast for the new calculation.
Free Cash Flow
Free Cash Flow is calculated as cash used for operating activities, adjusted to exclude cash flows to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that is available to repay debts and spend on other strategic initiatives.
Adjusted Operating Loss and Adjusted Net Loss
Prior to December 2024, Polestar presented the non-GAAP measures Adjusted Operating Loss and Adjusted Net Loss. Adjusted Operating Loss was defined as Operating loss, adjusted to exclude listing expense. Adjusted Net loss was calculated as net loss, adjusted to exclude Listing expense, Fair value change - Earn-out rights, Fair value change - Class C Shares.
During the year ended December 31, 2024, management determined that both Adjusted Operating Loss and Adjusted Net Loss were Non-GAAP measures which no longer needed to evaluated as they were no longer viewed as relevant measures for understanding the underlying performance of Polestar's core business operations or ongoing performance. Adjusted EBITDA was, and continues to be, the most relevant metric providing an understanding of Polestar's core business operations and ongoing performance prior to the impact of any adjusting items.
Reconciliation of GAAP and Non-GAAP Results
All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated.
Adjusted EBITDA

	For the year ended December 31,
	2024	2023	2022
Net loss	(2,049,897)	(1,181,875)	(479,017)

Listing expense	—	—	372,318
Fair value change - Class C Shares	(2,500)	(22,000)	(35,090)
Fair value change - Earn-out rights	(126,624)	(443,168)	(902,068)
Finance expense	393,785	213,242	108,402
Finance income	(23,879)	(69,565)	(8,552)
Income tax benefit (expense)	(9,166)	(9,452)	29,757
Depreciation and amortization	113,849	135,360	155,535
Impairment of property plant and equipment, vehicles under operating leases, and intangible assets	622,092	339,568	—
Gains / losses on disposals of investments	4,622	(5,442)	11,036
Unusual other operating income and expense[1]	(2,345)	25,676	—
Adjusted EBITDA	$(1,080,063)	$(1,017,656)	$(747,679)
1 - In 2024 relates to the reduction in litigation provision, net of insurance. In 2023 relates to litigation expense, net of insurance.
Free Cash Flow

	For the year ended December 31,
	2024	2023	2022
Net cash used for operating activities	(991,209)	(1,893,841)	(1,080,951)
Additions to property, plant and equipment	(147,894)	(137,400)	(32,269)
Additions to intangible assets	(209,101)	(435,584)	(674,275)
Free cash flow	$(1,348,204)	$(2,466,825)	$(1,787,495)
C. Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given under the description of the “Research and development expenses” in “Results of operations” within this “Operating and Financial Review and Prospects” section as well as under "Innovation" within "Business Overview - Design, Innovation and Sustainability - Innovation" in Item 4.B .
D. Trend information
Other than what is disclosed elsewhere in this Report, Polestar is not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2024, that would reasonably be likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
E. Critical accounting estimates
Not applicable - Polestar prepares its Consolidated Financial Statements in accordance with the IFRS issued by the International Accounting Standards Board (“IASB”).
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
The directors and executive officers of Polestar are as follows:

Name	Age	Title
Prof. Dr.hc Winfried Vahland	68	Director (Chairman)
Michael Lohscheller	56	Chief Executive Officer and Director
Jean-François Mady	54	Chief Financial Officer
Jonas Engström	49	Chief Operating Officer
Karen C. Francis	62	Director
Francesca Gamboni	59	Director
Christine Gorjanc	68	Director
Donghui (Daniel) Li	54	Director
Dr. Karl-Thomas Neumann	64	Director

David Richter	57	Director
Prof. Xiaojie (Laura) Shen	63	Director
Zhe (David) Wei	54	Director
Executive Officers
Michael Lohscheller joined Polestar as its Chief Executive Officer in October 2024, at which time he also became a member of the Board. Prior to joining Polestar, Mr. Lohscheller was the President and CEO of Nikola Corporation from March 2022 to August 2023 and Global CEO of Vinfast during 2021. Prior to that Mr. Lohscheller held various executive roles at Stellantis from September 2012 to August 2021, including as CEO of Opel Automobile from June 2017 to August 2021. He worked with Volkswagen from 2004 to 2012 and at DaimerChrystler from 2001 to 2004. Mr. Lohscheller brings over 20 years of senior level experience in the global automotive industry to Polestar. Mr. Lohscheller holds an MA in Marketing Management from Brunel University of London in the United Kingdom and a BA in Business Administration from Osnabrück University of Applied Sciences in Germany.
The Company believes that Mr. Lohscheller is qualified to serve on the Board based on his significant executive experience in the automotive industry.
Jean-François Mady joined Polestar as its Chief Financial Officer in October 2024 from Stellantis, where he served as Senior Vice President of Global Accounting Operations, Shared Services & Finance Transformation from 2021. Prior to joining Polestar, Mr. Mady held various positions in Stellantis and PSA Peugeot Citroën from 1999 to 2021, including as Vice President, Deputy Group Accounting Director from 2019 to 2021 and Senior Vice President and Chief Financial Officer, PSA Finance from 2012 to 2015. Mr. Mady also served in China/Asia as Vice President of Financial Services China/Asia and India/Pacific (PSA Finance) from 2016 to 2019, Senior Vice President of ASEAN Automotive Strategy from 2015 to 2016 and General Manager and Vice President of DongFeng Peugeot Citroen Auto Finance Co. (PSA Finance) from 2010 to 2012. Mr. Mady brings over 20 years of experience in global senior management roles from automotive finance and financial services sectors to Polestar. Mr. Mady holds a Master in Management from NEOMA (Reims) Business School, France, an MBA in Strategy and International Affairs from the University of Ottawa, Canada, and an EMBA from New York University, USA, HEC Paris, France and the London School of Economics in the United Kingdom.
Jonas Engström joined Polestar as its Head of Product and Program in December 2021 from Volvo Cars, where he served as Vice President of Strategy & Business Ownership from April 2020. In July 2023 Mr. Engström was promoted to Head of Operations in Polestar and in December 2024 Mr. Engström was appointed to the role of Chief Operating Officer. Prior to joining Polestar, Mr. Engström held various positions in Volvo Cars, including as Head of Product Strategy & Vehicle Line Management in Asia Pacific from 2014 to 2016. Mr. Engström brings more than 20 years of experience from the automotive industry to Polestar. Mr. Engström holds a Master of Science in International Business from the School of Economics & Commercial Law, University of Gothenburg, Sweden.
Non-Employee Directors
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
Karen C. Francis has served on the Board since June 2022. Ms. Francis has served as the Chair of the board of directors of Vontier Corporation (NYSE: VNT) (“Vontier”), a spinoff from Fortive Corporation focused on mobility and transportation businesses, since its spin-off in 2020. She also serves as a member of the Nominating & Governance Committee for Vontier. Ms. Francis has also served as director of TuSimple Holdings Inc. (NASDAQ: TSP) from December 2020 to November 2022, where she also served on the Audit and Compensation Committees. Additionally, since July 2021, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Nauto since April 2016. Furthermore, Ms. Francis has also served as Chair of the board of directors of CelLink Corporation since October 2021. Recently, from March 2021 to November 2021, Ms. Francis served on the Board and as Audit Chair of Reinvent Technology Partners Y (NASDAQ: RTPYU), which merged with Aurora Innovation, Inc. From December 2016 to November 2019, Ms. Francis also served on the board of directors of Telenav, Inc. (NASDAQ: TNAV), where she served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to joining Telenav, Inc., Ms. Francis served as a director of The Hanover Insurance Group, Inc. (NYSE: THG) from May 2014 to May 2017 and AutoNation, Inc. (NYSE: AN) from February 2016 to April 2018. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division.

The Company believes that Ms. Francis is qualified to serve on the Board based on her significant experience in the automotive sector, her knowledge in corporate governance and her track record of successfully building companies and businesses across multiple industries.
Francesca Gamboni has served on the Board since October 2024. Ms. Gamboni is a supply chain management expert with close to 30 years experience in this area. Ms. Gamboni has served as Chief Supply Chain Officer of Volvo Cars since October 2023 and is a member of Volvo Cars Executive Management Team since May 2024. She has held senior and executive supply chain management positions within and outside of the automotive and mobility industry. Most recently, she served as Chief Supply Chain Officer of Accell Group, an e-bike market leader, from February 2022 to August 2023. Prior to this, she served as SVP Global Supply Chain of Stellantis from June 2016 to January 2022. Her experience in the automotive industry also includes Renault where she served as Vice President Supply Chain from June 2010 to August 2013, and prior to this, as General Manager Logistics from November 2007 to June 2010. Other key positions held by Ms Gamboni include her role as Nordic Operations Director of L’Oréal from September 2013 to May 2016, and Supply Chain Manager of Alcan from February 2003 to November 2007. She also has experience as member of the supervisory board in the logistics industry with GefCo, from June 2016 to December 2019, and the automotive industry with Opel, from December 2019 to January 2022. Ms Gamboni holds a Master of Science in Industrial Technology Engineering from Politecnico di Milano.
The Company believes that Francesca Gamboni is qualified to serve on the Board based on her significant experience in the supply chain management of the automotive industry.
Christine Gorjanc has served on the Board since October 2024. Ms. Gorjanc is an experienced Chief Financial Officer from the high growth technology sector and has served on several public and private company boards. Ms. Gorjanc is an NACD certified corporate director, and serves on the board of directors and Audit Committee of Juniper Networks since 2019 and was appointed Lead Independent Director in 2023, and on the board of Forward Air since June 2024 where she serves as the Audit Committee Chair. Recently, Christine Gorjanc also served on the boards of Invitae from 2015 to August 2024 and Shapeways Holdings from April 2023 to July 2024, where she served as Audit Committee chair of both. Christine Gorjanc served as the Chief Financial Officer of Arlo Technologies, Inc., an intelligent cloud infrastructure and mobile app platform company, from August 2018 to June 2020. Prior to her role with Arlo, she assumed the role of Chief Financial Officer of NETGEAR, Inc. in January 2008, where she previously served as the Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance from November 2005 to December 2006. Prior to joining NETGEAR, she served in a number of roles including Vice President, Controller, Treasurer, and Assistant Secretary of Aspect Communications Corporation from September 1996 through November 2005. Christine Gorjanc served as Manager of Tax for Tandem Computers, Inc. from October 1988 through September 1996. Prior to 1996, she served in management positions at Xidex Corporation and spent eight years in public accounting. Ms. Gorjanc holds a Bachelor of Business Administration in Accounting from the University of Texas at El Paso and a Master’s degree in Taxation from Golden Gate University.
The Company believes the Christine Gorjanc is qualified to serve on the Board based on her significant experience as a public company CFO and other executive financial roles in high tech and growth industries as well as experience in operations, supply chain and information technology. She also has a lot of public company governance experience as a member of the board of directors and audit committees of other public companies.
Donghui (Daniel) Li has served on the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Li serves as the Chief Executive Officer of Geely since November 2020. Mr. Li joined Geely in April 2011 as Vice President and Chief Financial Officer and has served as a director of Geely since November 2011. From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175) and from June 2016 to November 2020, he served as Executive Vice President and Chief Financial Officer of Geely. In April 2012, Mr. Li was appointed as a director of Volvo Cars. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). Mr. Li has also served as a chairman of Group Lotus and a director of Proton Holdings since September 2017. Mr. Li has been the Chairman of the Board of Lotus Technology since November 2021. Lotus Technology was listed on Nasdaq in February 2024 (Nasdaq: LOT). Mr. Li also serves on the Board of Zeekr Intelligent Technology Holding Limited since March 2021. Zeekr Intelligent Technology Holding Limited, listed on NYSE in March 2021 (NYSE:ZK). From September 2018 to March 2021, Mr. Li has served as chairman of Saxo Bank and he continues to serve as a director of Saxo Bank after March 2021. Mr. Li also serves as chairman of LEVC Global since April 2021. In July 2023, he was also appointed as Geely’s nominated shareholder representative Non-executive Director of Aston Martin Lagonda Global Holdings plc. Mr. Li holds an MBA degree from the Indiana University Kelley School of Business and graduated from the Beijing Institute of Machinery with a Master’s degree in management engineering (with a focus on financial management). He also holds a Bachelor’s degree in philosophy from China Renmin University.
The Company believes that Mr. Li is qualified to serve on the Board based on his significant executive experience in the automotive sector and his experience in operational management in China.
Dr. Karl-Thomas Neumann has served on the Board since June 2022. Dr. Neumann joined the Former Parent Board in February 2022. Dr. Neumann is the Chief Executive Officer and Founder of KTN Investment and Consulting since March 2018. He also serves as a director of indie Semiconductor, Inc. (NASDAQ:INDI) since June 2021 and as a director of South Korea based Hyundai-Mobis since March 2019, and as a member of the Advisory Board of SK-On since February 2024. From April 2018 to June 2019, Dr. Neumann held a management position at Canoo Inc. (NASDAQ:GOEV), an electric vehicles company, where his responsibilities included technology and marketing. From March 2013 to March 2018, he was Executive Vice President & President Europe for General Motors Company, where he was also a member of the GM Executive Committee. Dr. Neumann was previously with Volkswagen AG, where he was Chief Executive Officer and Vice President of Volkswagen Group China in Beijing from September 2010 to August 2012. Prior to this position, he held a number of management positions at Volkswagen, beginning in 1999 as Head of Research and Director of Electronics Strategy. From 2004 to 2009, Dr. Neumann was a member of the Executive Board at German automotive supplier Continental AG, responsible for the Automotive Systems Division. From August 2008 to September 2009, he was Chairman of the Executive Board of Continental AG. In December 2009, Dr. Neumann returned to Volkswagen AG and took over company-wide responsibility for electric propulsion. Dr. Neumann began his professional career at the Fraunhofer Institute as a research engineer before moving to Motorola Semiconductor, where he worked as an engineer and strategy director responsible for the automobile industry. Dr. Neumann holds a Ph.D. in Microelectronics from the University of Duisburg, as well as a diploma in Electrical Engineering from the University of Dortmund.
The Company believes that Dr. Neumannn is qualified to serve on the Board based on his significant executive experience in the automotive sector.
David Richter David Richter has served on the Board since June 2022 and joined the Former Parent Board in May 2020. Mr. Richter has wide experience at high-growth technology companies, including leading business development, corporate development, legal, finance and product teams. Mr. Richter has been the Vice President of Business and Corporate Development at DoorDash, Inc. (NYSE: DASH) since July 2021. He has also represented DoorDash on the Board of Flink SE from January 2023 to September 2024 and Yassir EURL since February 2022. Prior to joining DoorDash, Inc, he worked at Lime from October 2018 to July 2020. He also held the position of Vice President, Global Head of Business and Corporate Development, at Uber Technologies, Inc. (“Uber”) (NYSE: UBER) from June 2017 through May 2018, leading the business development, corporate development and experiential marketing teams. Mr. Richter first joined Uber in January 2014 as Vice President, Strategic Initiatives. While at Uber, Mr. Richter was also a member of the Executive Leadership Team reporting to the Chief Executive Officer. Mr. Richter holds a J.D. from Yale Law School and a B.A. from Cornell University.
The Company believes that Mr. Richter is qualified to serve on the Board based on his significant experience in the fast-moving shared mobility industry and as a business development and start-up executive.
Prof. Xiaojie (Laura) Shen has served on the Board since October 2024. Prof. Shen has 30 years of experience in the automotive sector in China with demonstrated track-record in sales performance, operational efficiencies and strategic implementation. She currently serves as Chair of the China Alumni Chapter of University of New York at Buffalo and consultant of the Dean of School of Management, and as a consultant for China Auto Dealers Chamber of Commerce. Prof. Shen joined Volkswagen Group (China) as Vice President in 2007 where she held various executive positions, including as Managing Director and Director for Volkswagen Group Import from March 2021 to June 2023, Head of Sales & Service Operations of Volkswagen Brand China from October 2014 to May 2016, Managing Director of Volkswagen Import China from October 2009 to June 2012. She also served as Chair of Volkswagen Virtual Turntable (Beijing) Internet Information Service Co. Ltd from March 2022 to June 2023. Prior to Volkswagen, Laura Shen served as Assistant President of Jiangling Motors from 1995 to 2002, and Head of Sales of BMW Brilliance from 2002 to 2007. Laura Shen holds an MBA from State University of New York at Buffalo, and a Postgraduate Diploma in ELT from Nanyang Technological University of Singapore.
The Company believes that Laura Shen is qualified to serve on the Board based on her significant experience in the automotive industry.
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
Board Diversity
Board Diversity Matrix (As of December 31, 2024)

Country of Principal Executive Offices	Sweden
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	6	0	0
Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1
B. Executive Officer and Director Compensation
Compensation of Polestar’s Key Management and Directors
The aggregate amount of compensation, including cash, equity awards and other benefits the Company’s chief executive officer (Thomas Ingenlath, Polestar's Chief Executive Officer until September 30, 2024, Michael Lohscheller, Polestar's Deputy Chief Executive Officer from September 1, 2024 until September 30, 2024 and Chief Executive Officer from October 1, 2024) received from Polestar for the year ended December 31, 2024 was approximately 19,499,000 SEK (or TUSD 1,779). The aggregate amount of compensation, including cash, equity awards and other benefits the Company’s executive officers (Thomas Ingenlath, Polestar's Chief Executive Officer until September 30, 2024, Michael Lohscheller, Polestar's Deputy Chief Executive Officer from September 1, 2024 until September 30, 2024 and Chief Executive Officer from October 1, 2024; Johan Malmqvist Polestar's Chief Financial Officer until January 9, 2024, Per Ansgar, Polestar's Chief Financial Officer, until October 20, 2024, Jean-François Mady, Polestar's Chief Financial Officer from October 21, 2024 and Jonas Engström, Polestar's Chief Operating Officer from December 1, 2024) received from Polestar for the year ended December 31, 2024 was approximately SEK 36,839,000 SEK (or TUSD 3,362). The compensation paid to Polestar’s executive officers in fiscal year 2024 consisted of base salary, short-term variable pay, equity awards and the value of pension benefits and other employee benefits.
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
For fiscal year 2024, the Polestar Bonus Program was based on the following four KPIs: (i) net income (30%); (ii) cash flow (30%); (iii) cost management (30%) and (iv) customer experience (10%). After the conclusion of the fiscal year 2024 performance period on December 31, 2024, the Board determined that, due to the company's financial situation, there would be no bonus payout this year, despite meeting some of the targets.

Performance Targets
Metric	Weighting	Threshold	On target	Maximum	Actual	% Vesting	% Of max bonus opportunity
Net income	30%	75%	100%	200%	—%	—%	—%
Cash flow	30%	75%	100%	200%	—%	—%	—%
Cost management	30%	75%	100%	200%	200%	60%	—%
Customer experience	10%	75%	100%	200%	90%	9%	—%
Total						69%	34.5%

	Financial measures (% of bonus achieved, max 100%)	Non-financial measures (% of bonus achieved, max 100%)	Total vesting percentage (%, max 100%)	Vesting amount as % of salary	Bonus amount (SEK)
Thomas Ingenlath	60%	9%	—%	—%	—%
Michael Lohscheller	60%	9%	37.5%	37.5%	1,845,000kr
*Mr Lohscheller had in accordance with his offer letter for the role as CEO a guaranteed bonus payment corresponding to 75% target achievement during 2024.
Employee Agreements
During the last financial year, Messrs. Ingenlath (former Chief Executive Officer), Lohscheller, Malmqvist (former Chief Financial Officer), Ansgar (former Chief Financial Officer), Mady and Engström were each party to an employment agreement with Polestar. Messrs. Lohscheller, Mady and Engström remains employed by Polestar to date, whilst Messrs. Ingenlath, Malmqvist and Ansgar have left the Company. Pursuant to the employment agreements with Messrs. Ingenlath, Lohscheller, Malmqvist, Ansgar, Mady and Engström, each such executive was eligible to receive an annual base salary and vacation pay and to participate in Polestar’s cash incentive programs (as described above). In addition, each executive is (or was, when employed) eligible to participate in Polestar’s company car scheme, with a portion of the cost borne by the executive, and to participate in collectively and contractually agreed pension and insurance benefit schemes and in accordance with Swedish law. Each of Messrs. Ingenlath, Lohscheller, Malmqvist, Ansgar, Mady and Engström are (or were, when employed) entitled to health care insurance at the expense of Polestar. Messrs. Lohscheller and Mady were also entitled to housing benefits during 2024.

Messrs. Ingenlath, Lohscheller, Malmqvist, Ansgar, Mady and Engström were each subject to restrictive covenants under their employment agreements relating to assignment of intellectual property and confidentiality. In addition, Messrs. Ingenlath, Lohscheller Malmqvist, Ansgar, Mady and Engström were subject to restrictive covenants relating to non-competition, non-solicitation of customers and non-solicitation and non-hire of employees during the term of their employment. In the event Messrs. Ingenlath, Lohscheller Malmqvist, Ansgar, Mady or Engström breaches any restrictive covenant under their respective employment agreements (past or present), they may owe liquidated damages to Polestar in respect of each such breach in an amount equal to six times their average monthly gross salary.
Mr. Lohscheller’s employment may be terminated by Polestar subject to 12 months’ notice and be terminated by the executive subject to six months’ notice. In the event of termination of employment by Polestar, Mr. Lohscheller is entitled to severance pay equal to 12 times monthly base salary, payable in installments.
Mr. Mady's employment may be terminated by Polestar subject to 12 months’ notice and be terminated by the executive subject to 12 months’ notice. In the event of termination of employment by Polestar, Mr. Mady is entitled to severance pay equal to 6 times monthly base salary, payable in installments.
Mr. Engström's employment may be terminated by Polestar subject to 6 months’ notice and be terminated by the executive subject to 6 months’ notice. In the event of termination of employment by Polestar, Mr. Engström is entitled to severance pay equal to 12 times monthly base salary, payable in installments.
Health and Welfare and Retirement Benefits
Throughout the last financial year, Messrs. Ingenlath, Lohscheller, Malmqvist, Ansgar, Mady and Engström were entitled to certain health and welfare insurances pursuant to the Swedish collective bargaining agreement Teknikavtalet between Teknikarbetsgivarna and Unionen, Sveriges Ingenjörer and Ledarna, including disability and life insurances. They were also entitled to receive Executive Management Health Care Insurance, and travel insurance.
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
Messrs. Lohscheller, Malmqvist and Mady were covered by the defined contribution pension plan (ITP 1) as per the Swedish collectively agreed “Avtal om ITP och TGL,” and the VFF pension (Volvo Företagspension), a defined contribution pension scheme.
Messrs. Ingenlath, Ansgar and Engström were covered by the defined benefit pension plan (ITP 2) as per the Swedish collectively agreed “Avtal om ITP och TGL” and the Volvo Management Pension (VMP), a supplementary pension plan.
The defined benefit pension plan (i.e. the ITP 2 pension plan) through the Swedish ITP collective bargaining agreement is a final salary-based plan, and is funded through regular insurance payments. This plan is secured with the mutual insurance company Alecta, and the portion secured through such insurance refers to a defined benefit plan that comprises several employers and is reported according to a pronouncement by the Swedish Financial Reporting Board, UFR 10. Polestar’s share of the total saving premiums for the ITP pension plan in Alecta, as of December 31, 2024, amounted to 0.3390 per cent and Polestar’s share of the total number of active policy holders amounted to 0.07897 per cent. The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions, which do not conform to IAS 19, Employee Benefits ("IAS 19"). The collective funding ratio is normally allowed to vary between 125 and 175 per cent. At year-end 2024, the consolidation level amounts to 163 per cent.
Compensation of Non-Employee Directors
Polestar has established a compensation program for its non-employee directors.
The Company is party to letter agreements with the non-employee directors, pursuant to which non-employee directors are eligible to receive (i) an annual fee of $200,000 (or $500,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on the Nominating and Governance Committee or Compensation Committee (of $20,000 for the chairs of these committees), or $15,000 if the director serves on the Audit Committee (or $30,000 for the chair of the Audit Committee), and (iii) a Polestar car, subject to certain conditions. Pursuant to the letter agreements, 50% of the net annual fee (but not including any additional annual fee described above) for each non-employee directors is used to purchase the maximum number of Class A ADSs as may be purchased in the market at the prevailing rate. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.
During the year ended December 31, 2024, the aggregate amount of Polestar’s non-employee directors’ compensation paid to or earned by such directors for service on the Board of the Company was approximately $2,353,000 in the form of a cash retainer for the performance of duties as a director. Polestar also reimbursed its non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings.
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
C. Board Practices
The Board is divided into three classes of directors, designated as “Class I,” “Class II” and “Class III.” The term of office of directors serving in Class I, consisting, per the year ended December 31, 2024, of Michael Lohscheller, Daniel Li and David Richter, will expire at the Company’s 2026 annual general meeting. The term of office of directors serving in Class II, consisting, per the year ended December 31, 2024, of Christine Gorjanc, Karl-Thomas Neumann and Winfried Vahland will expire at the Company’s 2027 annual general meeting. The term of office of directors serving in Class III, consisting, per the year ended December 31, 2024, of Karen Francis, Francesca Gamboni, Laura Shen and David Wei, will expire at the Company’s 2025 annual general meeting. Directors will be elected to serve for a term of three years to succeed the directors of the class whose terms expire at such annual general meeting.
Director Independence
For the year ended December 31, 2024, Winfried Vahland, Karen Francis, Christine Gorjanc, Karl-Thomas Neumann, David Richter, Laura Shen and David Wei qualified as independent, as defined under the listing rules of Nasdaq. Prior to leaving the Board in October 2024, Carla De Geyseleer also qualified as independent.
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
Audit Committee
The Company has established an audit committee that consists of Christine Gorjanc, David Richter, Laura Shen and David Wei, with Christine Gorjanc serving as the chair of the audit committee. All of the audit committee members are independent directors, in accordance with Nasdaq and the SEC requirements.
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
Duties of the audit committee include, among others, the following:
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
The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meet the financial literacy requirements of Nasdaq listing standards, and Christine Gorjanc qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. The designation does not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of the Company’s audit committee and the Board.
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
Compensation Committee
The Company’s compensation committee consists of Karen Francis, Daniel Li, and Karl-Thomas Neumann, with Karen Francis serving as the chair of the compensation committee.
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
Nominating and Governance Committee
The Company’s nominating and governance committee consists of Karen Francis, Daniel Li, Karl-Thomas Neumann, and David Richter, with Daniel Li serving as the chair of the nominating and governance committee. The nominating and governance committee’s duties include, among other matters:
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
•    overseeing the annual self-evaluation of the Board;

•and overseeing the Company's sustainability strategy
 The nominating and governance committee operates under a written charter, which satisfies the applicable rules of the SEC and the Nasdaq listing standards and is available on the Company’s website. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.
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
•    a majority of the board of directors consist of independent directors;
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
D. Employees
As of December 31, 2024, the Company had more than 2,547 employees. The Company’s employees are mainly located in Sweden, China, the UK and the USA.
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
There was no erroneously awarded compensation that was required to be recovered pursuant to Polestar’s Compensation Clawback Policy during the fiscal year ended December 31, 2024. Our Compensation Clawback Policy is included as Exhibit 97.1 to this Annual Report.
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
The beneficial ownership of the Shares is based on 2,110,354,572 Shares issued and outstanding as of December 31, 2024. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The beneficial ownership percentage set forth below does not take into account (i) Earn Out Shares that might be issued and (ii) Class A Shares in the form of Class A ADSs that will vest pursuant to the Equity Plan and Employee Stock Purchase Plan.
Unless otherwise noted, the business address of each beneficial owner is Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden.

Name of Beneficial Owner	Number of Shares	Approximate Percentage of Outstanding Shares
Executive Officers and Directors:
Michael Lohscheller	0 (1)	—
Jean-François Mady	0 (2)	—
Jonas Engström	677 (3)	*
Prof. Dr.hc Winfried Vahland	38,346	*
Karen C. Francis	54,635(4)	*
Francesca Gamboni	—	—
Christine Gorjanc	—	—

Donghui (Daniel) Li	68,000	*
Dr. Karl-Thoman Neumann	57,330	*
David Richter.	174,955	*
Prof. Xiaojie (Laura) Shen	—	—
All directors and executive officers as a group (eleven individuals)	494,843
Five Percent or More Holders:
Li Shufu(5) (6)	1,725,733,592	81.8%
*Less than one percent.
(1) Mr. Lohscheller does not currently own any shares. However, Mr. Lohscheller has been granted 812,111 Performance Share Units as part of the Long Term Incentive 4 (2025-2028) program which have not yet vested.
(2) Mr. Mady does not currently own any shares. However, Mr. Mady has been granted 321,101Performance Share Units as part of the Long Term Incentive 4 (2025-2028) program which have not yet vested.
(3) Number of shares owned by Mr. Engström. Additionally, Mr Engström also has been granted 348,213 Restricted Stock Units and Performance Stock Units as part of Polestar's Long Term Incentive Programs which have not yet vested, as well as 91,799 Restricted Stock Units as part of the One-Time Share-Based Retention Program, which also have not yet vested.
(4) Includes Class A ADSs that Ms. Francis has purchased in connection with the March 2022 Sponsor Investment.
(5) Includes 778,121,162 Class A ADSs and 49,892,575 Class B ADSs for which PSD Investment Limited is the record holder. It also includes 380,322,995 Class A ADSs for which Snita is the record holder, 2,884,716 Class A ADSs for which Northpole GLY 1 LP is the record holder, 11,667,519 Class A ADSs for which GLY New Mobility 1. LP is the record holder, and 502,156,334 Class A ADSs for which Geely Sweden Automotive Investment B.V. is the record holder. Li Shufu controls PSD Investment Limited and directly or indirectly owns approximately 91.9% of equity interests in Geely, which owns approximately 78.7% of equity interests in Volvo Cars and approximately 86% of GLy Capital Management Partners (Cayman) Limited. GLy Capital Management Partners (Cayman) Limited controls Northpole GLY GPI, GLY New Mobility GP1 and Northpole GLY GP1, the general partners of Northpole GLY 1 LP, GLY New Mobility 1. LP and Northpole GLY 2 LP, respectively. Consequently, since voting and dispositive decisions with respect to such securities are ultimately made by Li Shufu, he is deemed to have beneficial ownership over 1,725,733,592 Class A ADSs, assuming the conversion of all Class B ADSs into Class A ADSs. Li Shufu disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein. The business address of Li Shufu is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China, the business address of Snita is Stationswerg 2, 4153 RD Beesd, Netherlands.
(6) Volvo Cars distributed 62.7% of Volvo Cars’ shareholding in Polestar. Volvo Cars’ shareholding in Polestar is approximately 18% of Polestar’s total outstanding shares, with 380,322,995 Class A ADSs. PSD Investment Limited continues to have an ownership stake of approximately 39.2%, with 778,121,162 Class A ADSs and 49,892,575 Class B ADSs. Geely Sweden Automotive Investment B.V., an affiliate of Geely, now holds an ownership stake of approximately 23.8%, with 502,156,334 Class A ADSs.
Holders
As of December 31, 2024, Polestar had approximately 52 shareholders of record for its Class A ADSs, one shareholder of record for its Class B ADSs and three shareholders of record for its Class C ADSs. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street names by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.
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
Company Relationships and Related Party Transactions
Agreements with Volvo Cars and Geely
The Snita Term Loan Facility provides a credit facility of up to USD 1 billion with a term ending on December 29, 2028. The facility is denominated in U.S. dollars and is available for general corporate purposes. The interest rate applicable to borrowings under the facility is Term SOFR (as described in the facility and subject to a zero floor) plus 4.97%. The interest period of the facility is 6 months and default interest is calculated as an additional 1% on the overdue amount. The facility is required to be repaid on the final termination date, subject to Snita exercising an option to convert all or part of the loan into shares of the Company in connection with a QEO at the QEO Conversion Price (such shares, the “Conversion Shares”). A “QEO” refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of the Company, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The “QEO Conversion Price” refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the facility). The Company may not reborrow any part of the Snita Term Loan Facility which has been repaid. The Company’s obligations under the facility are not guaranteed or secured. The facility contains customary negative covenants, including, but not limited to, restrictions on the Company’s ability to make certain acquisitions, loans and guarantees. The facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management. The facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications. The facility provides that, upon the occurrence of certain events of default, the Company’s obligations thereunder may be accelerated. Such events of default include payment defaults to Snita thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors’ process affecting assets over a certain minimum amount, and other customary events of default. The facility is governed by English law.
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
License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Performance AB. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Performance AB for use in future model year programs of the Polestar 2. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Performance AB may cancel the delivery of “Polestar Times Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).
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
License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Agreement and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB is a license assignment and service agreement relating to certain development services and technology. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Performance AB may cancel the delivery of “Polestar Times Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).
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
Amendment Agreement No. 1, dated December 13, 2022, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding an additional model year program. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Automotive China Distribution Co. Ltd. is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Automotive China Distribution Co. Ltd. may cancel the delivery of “Polestar Times Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement). The Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB largely mirrors the previously described Amendment Agreement No. 1, relating to the License and License Assignment Agreement, dated April 2021, but with Polestar Performance AB acting as the relevant Polestar party.
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
Three Parties Agreement, dated as of November 30, 2023, between Polestar Performance AB, Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Times Technology (Zhongshan) Co., Ltd. is an amendment to the Service Agreement, Vehicle Development Agreement, dated December 28, 2021, between Polestar Performance AB and Ningbo Geely Automobile Research & Development Co. Ltd. related to certain change to the development scope. This agreement has further been amended on July 16, 2024.
Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Times Technology (Zhongshan) Co., Ltd, regards the sale of certain tangible and intangible assets. The price of the assets is based on an external valuation.
Supplementary Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Times Technology (Zhongshan) Co., Ltd, regards the sale of certain tangible and intangible assets in addition to the main APA. The price of the assets is based on an external valuation.
Brand License Agreement, dated as of November 14, 2023, between Polestar Performance AB and Polestar Times Technology (Nanjing) Co., Ltd, governs the license of the Polestar brand within the People's Republic of China. The agreement may be terminated within 60 days of written notice for breach that is unable to be remedied, or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Vehicle Sale and Purchase Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd. Shanghai Polestar Shida Automotive Distribution Co., Ltd., and Polestar Times Technology (Zhongshan) Co., Ltd., is an agreement governing the sale and purchase of Polestar 4 within the People's Republic of China. The vehicles are priced based on their full cost of production, including Polestar Automotive China Distribution Co., Ltd.’s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are subject to review and amendment on a monthly basis. The agreement terminates by mutual written agreement by all parties but no later than the execution of the Distribution Agreement.
Transitional Service Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd, and Polestar Times Technology (Nanjing) Co., Ltd, is a service agreement under which Polestar Automotive China Distribution Co., Ltd. provide certain transitional services (including but not limited to sales, brand and marketing, PR, digital, customer experiences, finance, legal, logistic and quality, etc.). The agreement remains in effect until terminated in accordance with the terms of the agreement or service completed or when the agreement is replaced with specific Operational Service Agreement. The agreement may be terminated by either party with 30 days written notice in the event of a material breach that has not been remedied within a certain amount of time, or if the other party becomes insolvent or is contemplating or enters bankruptcy.
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
Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding additional model year programs. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Performance AB may cancel the delivery of “Polestar Times Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).
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
Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022, is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding an additional model year program. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Automotive China Distribution Co. Ltd. is also entitled to terminate the agreement with 120 days’ written notice. While Polestar Automotive China Distribution Co. Ltd. may cancel the delivery of “Polestar Times Technology” or “PS Unique Volvo Technology” (each as defined in the agreement) for convenience upon 30 days’ written notice, both parties are limited in their ability to cancel the delivery of “Volvo Technology” (as defined in the agreement).
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
Service Agreement, dated July 23, 2024, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB, is a service agreement for research and development services provided by Zhejiang Geely Automobile

Engineering Technology Development Co., Ltd. to Polestar Performance AB relating to the localization of the Polestar 4 vehicle for production in South Korea. The agreement remains in effect, unless terminated in accordance with agreement, until the services have been completed.
Amended Agreement No. 1, dated August 14, 2024, to Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days’ written notice to Ningbo Geely Automobile Research & Development Co., Ltd.
Amendment Agreement No. 2, dated August 30, 2024, related to the Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB, is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with outbound logistics services via the use of Volvo Car Corporation’s existing vehicle distribution network. The agreement is one of six agreements that the parties have agreed to enter into relating to such outbound logistics services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account the estimated hours and other costs for the services to be performed. The service charges are updated each new calendar year based on changes in required resources, costs and forecasted volumes. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm’s length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No.2 is to update the scope of services, adding additional Polestar vehicle models to the scope, update the Affiliate definition, interest for late payment, limitation of liability, governance and escalation principles as well as the services charges. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 12 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation.
Amendment Agreement No.1, dated August 30, 2024, related to the Polestar Engineered License Agreement, executed as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB is a license agreement under which Polestar Performance provides a license to Volvo Car Corporation relating to certain intellectual property developed by Polestar Performance AB. The Amendment Agreement No.1 is to update the term and the scope of the licensed intellectual property. The amendment is effective as of Volvo model year 2025 and remain in effect until terminated in accordance with the agreement.
Amendment Agreement No. 1, dated September 5, 2024, related to the Service Agreement, effective as of January 28, 2021, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc. is an agreement governing the outbound logistics through the utilization of Volvo Cars USA LLC’s existing vehicle distribution process. Under the agreement, Polestar pays Volvo for the estimated hours of work performed and other costs incurred by Volvo. The Amendment Agreement No.1 is to update the scope of the services, adding additional Polestar vehicle models to the scope, update the Affiliate definition, interest for late payment, limitation of liability, governance and escalation principles as well as the services charges. The agreement remains in full force and effect until the services are completed and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Manufacturing Agreement, dated as of September 6, 2024, and as amended by Amendment No. 1 dated February 10, 2025, between Polestar Performance AB and Volvo Car US LLC is an agreement governing the manufacturing of the Polestar 3 at the manufacturing plant in Charleston USA. Under the agreement, Volvo Car US LLC manufactures and assembles the vehicle and sells the completed product to Polestar Performance AB or any of its affiliates. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB’s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted if not considered arm´s length according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Volvo Cars US LLC and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Performance AB discontinues having vehicles produced at the Charleston plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Supplement Agreement 1, dated October 1, 2024, to Manufacturing Agreement, dated as of July 24, 2023, between Polestar Automotive China Distribution Co., Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory is an agreement governing the manufacturing of the Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Automotive China Distribution Co., Ltd.’s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and are subject to review and amendment monthly. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within forty-five (45) days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case of certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Automotive China Distribution Co., Ltd. discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Automotive China Distribution Co., Ltd. must pay certain exit costs.
Supplement Agreement 1, dated October 8, 2024, to Manufacturing Agreement, dated as of July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory and Shanghai Global Trading Corporation is an agreement governing the manufacturing of the Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB’s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within 45 days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case of certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Performance AB discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Supplement Agreement 2, dated October 25, 2024, to Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days’ written notice to Ningbo Geely Automobile Research & Development Co., Ltd.
Supplement Agreement 1, dated December 23, 2024, to Service Agreement, dated as of December 28, 2021, dated December 23, 2024 between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days’ written notice to Ningbo Geely Automobile Research & Development Co., Ltd.
Amendment Agreement No.2, dated December 24, 2024, relating to the License, License Assignment and Service Agreement, dated June 30, 2019, between Volvo Car Corporation and Polestar Performance AB. The Amendment Agreement No.2 is to update the scope of the licensed intellectual property. The amendment is effective as December 24, 2024, and remain in effect until terminated in accordance with the agreement.
Agreement, dated January 15, 2025, between Volvo Personvagnar AB and Polestar Performance AB, is a payment agreement which regulates the terms for which Volvo Personvagnar AB and Polestar Performance AB will share the proceeds from selling GHG credits to a third party.
Amendment No. 1, dated February 10, 2025, to Manufacturing Agreement, dated as of September 6, 2024, between Polestar Performance AB and Volvo Car US LLC is an agreement governing the manufacturing of the Polestar 3 at the manufacturing plant in Charleston USA. Under the agreement, Volvo Car US LLC manufactures and assembles the vehicle and sells the completed product to Polestar Performance AB or any of its affiliates. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB’s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted if not considered arm´s length according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Volvo Cars US LLC and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Performance AB discontinues having vehicles produced at the Charleston plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Service Agreement, dated February 11, 2025, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB, is a service agreement in relation to a pre-study research and development service provided by Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. to Polestar Performance AB. The agreement remains in effect, unless terminated in accordance with agreement, during the performance of the services. Polestar Performance AB also has the right to cancel the services performed for convenience upon 30 days’ written notice.
User Right Agreement, dated March 20, 2025, between Polestar Performance AB, the owner, and Volvo US LLC., the user, governs the right to use Polestar unique vendor tooling for production of Polestar 3 in Volvo Car Corporation's plant in Charleston, USA. The right to use the tooling will be granted to the user and for which compensation will be paid by the user to the owner as defined in the agreement. The agreement is effective as of March 20, 2025, and remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with 24 months' notice or with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
User Right Agreement, dated March 21, 2025, between Polestar Automotive USA Inc., the owner, and Volvo US LLC., the user, governs the right to use Polestar unique vendor tooling for production of Polestar 3 in Volvo Car Corporation's plant in Charleston, USA. The right to use the tooling will be granted to the user and for which compensation will be paid by the user to the owner as defined in the agreement. The agreement is effective as of March 21, 2025, and remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with 12 months' notice or with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.

User Right Agreement, dated March 23, 2025, between Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Polestar Automotive China Distribution Co Ltd that governs the right for Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd to use Polestar unique vendor tooling and inhouse equipment, owmed by Polestar. for production of Polestar 4 in the plant in Hangzhou Bay. The agreement is effective as of March 23, 2025, and remains in effect until terminated in accordance with the terms of the agreement.
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

Related Agreements
Director Agreements
At listing, the Company entered into letter agreements with the non-employee directors, pursuant to which non-employee directors receives (i) an annual fee of $200,000(or $500,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on the Nominating and Governance Committee or Compensation Committee (of $20,000 for the chairs of these committees), or $15,000 if the director serves on the Audit Committee (or $30,000 for the chair of the Audit Committee), and (iii) a Polestar car, subject to certain conditions. Pursuant to the letter agreements, 50% of the net annual fee (but not including any additional annual fee described above) for each non-employee directors is used to purchase the maximum number of Class A ADS as may be purchased in the market at the prevailing rate. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.
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
Based on the projected composition of the Company’s income and assets (including the income and assets of each subsidiary for which the Company owns, directly or indirectly, 25% or more (by value) of its stock), the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2024 and does not expect to be classified as a PFIC for its current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company’s income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, the "Exchange Act") as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the existence of material weaknesses in the Company’s internal control over financial reporting described below.
Remediation of Prior Year Material Weaknesses
During fiscal year 2024, with the oversight of the Audit Committee of the Board of Directors, the Company continued to implement its remediation plans to address the material weaknesses disclosed in our Annual Report on Form 20-F as of December 31, 2023. The Company has hired additional individuals with the requisite internal control, accounting and finance knowledge and experience to assist with the enhancement and implementation of internal control procedures.
In 2024, the Company implemented effective monitoring controls. Management hired a new Head of Internal Controls and expanded the Internal Controls Team. This led to timely completion of process walkthroughs, more regular testing of controls and continuous evaluation of the testing results individually and in the aggregate. Executive management was closely involved in the process. This allowed the Company to communicate all relevant internal control deficiencies in a timely manner to those parties responsible for taking corrective action, remediating the previously identified material weakness related to monitoring.
The Company has also remediated the material weakness related to “the review and approval of salary changes within the human resource system” by implementing an automated approval workflow in the human resource system.
Despite the progress noted above, there were several matters that hindered the Company’s ability to remediate other material weaknesses identified in the prior year: These included, but are not limited to, (i) revised financial statements for 2021 and 2022, delaying the filing of the 2023 Form 20-F until August 2024, (ii) workforce reduction in several departments, (iii) a new Chief Executive Officer and Chief Financial Officer joining the Company in Q4, and (iv) onboarding of the new hires.
While the remediation efforts during 2024 have improved our internal control over financial reporting and resulted in remediation of two of the material weaknesses identified as of December 31, 2023, remediation of the remaining material weaknesses as of December 31, 2024, will require further remediation activities.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Management evaluated the effectiveness of its internal control over financial reporting as of December 31, 2024. In performing this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on this evaluation, management has concluded that its internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
The Company did not maintain controls to execute the criteria established in the COSO Framework for the following components of internal control: (i) control environment, (ii) control activities, and (iii) information and communication.
Each of the deficiencies identified below constitute material weaknesses, either individually or in the aggregate.
Control Environment
The Company did not design and implement an effective control environment based on the criteria established in the COSO Framework and identified the following material weakness:
The finance function does not have fully formalized processes throughout the organization nor a sufficient number of personnel within finance and operations with the appropriate accounting and SEC regulatory reporting expertise to perform appropriate and timely reviews of financial reporting matters, the financial statements and disclosures, key controls, and work performed by external advisors related to financial reporting and technical accounting.
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
•The review of the completeness and accuracy of salary expenses in Europe.
•The completeness and accuracy of time reporting to support the capitalization of internally developed intangibles and the precision of review in the controls over internally developed intangible assets.
Information and Communication
The Company did not design and implement effective information and communication controls based on the criteria established in the COSO Framework and identified the following material weakness:
Ineffective IT general controls were identified in the SOC 1 report obtained from an external service organization related to the systems used in warranty provisions and ineffective IT general controls related to systems used in fleet customers and private individuals sales of vehicles' revenue streams resulting in calculations that cannot be relied upon to support the proper functioning of internal controls related to those accounts.
As a result of the material weaknesses above, material errors arose that have been corrected in the financial statements. If we fail to adequately remediate these material weaknesses, they could result in additional material misstatements that may not be prevented or detected.
Remediation Status & Plans
Management performed the following remediation efforts during 2024 as it relates to aspects of the previously identified material weaknesses:
•appointed a new Chief Executive Officer and Chief Financial Officer in October 2024, to improve our accounting and SEC regulatory reporting expertise;
•designed and implemented internal controls to address the scoping, execution and reconciliation of physical inventory counts;
•IT general controls were deemed effective in the SOC 1 report obtained from an external service organization related to the systems used in (i) revenue streams dealers’ and importers’ sales of vehicles, and (ii) inventory.
Management is also undertaking ongoing remediation efforts related to the above identified material weaknesses including, (but not limited to):
•continuing to design, implement, document and test internal controls over financial reporting, to operate at a sufficient level of precision and frequency, evidencing the performance of the control;
•continuing to hire additional accounting and finance resources with appropriate technical accounting and reporting experience to execute timely key controls related to various financial reporting processes and allow proper segregation of duties;
•continuing to enhance existing policies and procedures and developing new policies and procedures to assist the finance organization in recording transactions appropriately;

•continuing to train accounting and finance resources on the requirements of the precision of the review and documentation of completeness and accuracy of the data used in the control with a focus on repurchase liability, accrued expenses, accounts payable, intangible assets, inventories, sales of vehicles, deferred revenue, journal entries, payroll, debt, internally developed intangible assets and related party transactions;
•developing existing systems, designing new controls and training control performers to address control deficiencies related to primarily sales of vehicles and inventories to address the completeness and accuracy of information used in downstream controls;
•strengthening the process to identify related parties to ensure complete and accurate disclosures; and collaborating with the external service provider organization to address IT general control deficiencies related to warranty provision in order to ensure the completeness and accuracy of information used in downstream warranty provision.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by Deloitte AB, an independent registered public accounting firm. Deloitte AB has issued an adverse opinion on the Company's effectiveness of our internal control over financial reporting as stated in their report which is included below.
Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Polestar Automotive Holding UK PLC (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated May 9, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning matters that raise substantial doubt about the Company's ability to continue as a going concern.
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
•The review of the completeness and accuracy of salary expenses in Europe.
•The completeness and accuracy of time reporting to support the capitalization of internally developed intangibles and the precision of review in the controls over internally developed intangible assets.
Information and Communication
The Company did not design and implement effective information and communication controls based on the criteria established in the COSO Framework and identified the following material weakness:
Ineffective IT general controls were identified in the SOC 1 report obtained from an external service organization related to the systems used in warranty provisions and ineffective IT general controls related to systems used in fleet customers’ and private individuals’ sales of vehicles’ revenue streams resulting in calculations that cannot be relied upon to support the proper functioning of internal controls related to those accounts.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte AB
Gothenburg, Sweden
May 9, 2025
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
The Board has determined that Christine Gorjanc is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. Ms. Gorjanc is independent within the meaning of the listing rules of Nasdaq. Information related to members of Polestar's audit committee is set forth under the Item 6C. “Directors, Senior Management and Employees—Board Practices—Audit Committee.”
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
Item 16C. Principal Accountant Fees and Services
Deloitte AB served as Polestar’s principal external auditor in 2024 and 2023. Deloitte AB's offices are located at Rehnsgatan 11, SE-113 79 Stockholm, Sweden and its PCAOB ID is 1126. The following table shows the aggregate fees billed or to be billed by Deloitte AB for the services indicated during the years ended December 31, 2024 and 2023 (in thousands of U.S. dollars):

	For the year ended December 31,
	2024	2023
Audit fees	15,746	15,720
Audit-related fees	200	268
Tax fees	—	3
All other fees	—	10
Total	$15,946	$16,001
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted insider trading policies and procedures (our “Insider Trading Policy”) applicable to our officers, directors, employees and consultants and entities controlled by individuals subject to our Insider Trading Policy ("Covered Persons"), that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. Our Insider Trading Policy prevents our officers, directors, employees or consultants from trading in securities of the Company while in possession of material, nonpublic information. Subject to limited exceptions, all trading is also prohibited for directors, officers, and certain other employees or consultants designated from time to time by our General Counsel, during prescribed blackout periods. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as Exhibit 11.1 to this Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Item 16K. Cybersecurity
Cybersecurity Risk Management
Due to the increasing regulatory requirements and importance of cybersecurity to our business, we are continuously improving our risk management frameworks and process to align them with the Company's large enterprise risk management program to identify, assess, and mitigate risks throughout our business. Our dedicated Security Team employs a two-pronged approach to identify and assess cybersecurity risks by monitoring the overall threat landscape including by reviewing published reports from cybersecurity authoritative bodies, such as The European Union Agency for Cybersecurity (ENISA), and regularly reviewing Polestar’s cybersecurity profile, which includes analyzing Polestar’s specific cybersecurity risks and threats based on Polestars business profile and strategy.
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
Our Security Team retains cybersecurity professionals and industry experts to provide general risk management support. Additionally, our Security Team has contracted a managed security service provider (“MSSP”) to provide security monitoring ("SOC") on a 24/7/365 basis. The security solutions cover both enterprise (business) as well as our vehicle fleet. The SOC follows agreed upon procedures to monitor, address, and escalate cybersecurity incidents that may arise. To safeguard personal data or confidential or proprietary data that the SOC can access, we created information security policies and procedures based on a strategic security-policy, topical information security directives and operational guidelines for employees and third-party providers.
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
Cybersecurity Governance
Board Oversight
At the board level, cybersecurity risk management has been delegated to the Audit Committee (the “Committee”), which oversees the Company’s risk management function. The Chief Information Security Officer/Chief Security Officer (“CISO/CSO”) reports to the Committee at least twice a year through the Company’s enterprise risk management process to provide updates on the company’s cybersecurity risks, cybersecurity risk management, cyber incident response and developments within the security areas.
Management Role
As of April 1, 2025, we have strengthened our security through the formation of a new unified security organization, where Information- and IT-security, Product Cyber Security and Corporate Security is now under one cohesive structure under the leadership of a newly appointed CISO/CSO. Through this change we will further strengthen our security by reducing silos, strengthening oversight, enhancing collaboration, gaining synergies and improving cost efficiency.
The CISO/CSO has the overall responsibility for the Company´s security landscape, including cyber security risk management and overseeing the information security, product cyber security and corporate security teams. Our CISO/CSO is a thought leader within the security domains with experience from senior management positions covering both public and private sectors, small to large enterprises. Previous roles include CSO positions within the aviation industry, CISO positions within the energy sector as well as former position as CISO for an organization within the automotive industry.
As a part of their duties, members of management regularly work to address the cybersecurity risks that Polestar faces in its daily operation and actively work to prevent and remediate cybersecurity risks and incidents by remaining appraised of active cybersecurity risks identified by security teams. Additionally, the CISO/CSO informs members of management of active cyber security threats identified by third-party and governmental agencies. The CISO/CSO also annually meets with management regarding the evolution of the cybersecurity function.
The SOC and security teams escalate cybersecurity events to the CISO/CSO and members of senior management and the Committee according to the severity of the cybersecurity incident. For more serious incidents, the CISO/CSO will trigger the crisis management plan, which convenes the Crisis Management Team. The CISO/CSO will also inform the Enterprise Management Team to provide them with details about the cybersecurity incident and the plan to mitigate risks.
PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS
Polestar's audited consolidated financial statements are included in this Report beginning at page F-1.
124

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
		F-4/A	10.12	May 23, 2022

4.15†	Settlement Agreement, dated as of December 23, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd.	F-4/A	10.13	May 23, 2022

4.16†	PHEV IP Sub-License Agreement, dated as of September 4, 2018, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.14	May 23, 2022

4.17†	PHEV IP Sub-License Agreement, dated as of September 7, 2018, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd, as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.15	May 23, 2022

4.18†	Change Management Agreement, dated as of June 12, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.16	May 23, 2022

4.19†	Service Agreement, dated as of November 13, 2020, between Volvo Car Corporation and Polestar New Energy Vehicle Co., Ltd.	F-4/A	10.19	May 23, 2022

4.20†	Component Supply Agreement, dated as of 2018, between Polestar New Energy Vehicle Co., Ltd. and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch.	F-4/A	10.26	May 23, 2022

4.21†	General Distributor Agreement, effective as of January 1, 2020, between Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.27	May 23, 2022

4.22†	License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.28	May 23, 2022
4.23†	License and License Assignment Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.29	May 23, 2022

4.24†	Unique Vendor Tooling Agreement, dated as of December 23, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Geely Automobile Research & Development Co., Ltd.	F-4/A	10.30	May 23, 2022

4.25†	Car Model Manufacturing Agreement, dated as of November 28, 2018, between First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of July 7, 2021, between Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution (Taizhou) Co., Ltd. and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd.	F-4/A	10.31	May 23, 2022

4.26†	Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB., as supplemented by the Supplement Car Manufacturing Agreement, dated as of May 2021, between Polestar Performance AB and Asia Euro Manufacturing (Taizhou) Co. Ltd., as amended by the Amendment Car Model Manufacturing Agreement, dated as of July 7, 2021, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co. Ltd.	F-4/A	10.32	May 23, 2022

4.27†	License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Assignment and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.33	May 23, 2022

4.28†	License Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Polestar Performance AB, Polestar New Energy Vehicle Co., Ltd., Volvo Car Corporation and Volvo Cars (China) Investment Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.34	May 23, 2022

4.29†	Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.35	May 23, 2022

4.30†	Service Agreement, dated as of August 31, 2020, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.37	May 23, 2022

4.31†	Service Agreement, dated as of September 1, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.38	May 23, 2022

4.32†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of February 27, 2020, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.39	May 23, 2022

4.33†	Service Agreement, dated as of February 2021, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.40	May 23, 2022

4.34†	Service Agreement, dated as of April 28, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.41	May 23, 2022

4.35†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.42	May 23, 2022

4.36†	Performance Software Agreement, dated as of January 1, 2020, by and between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.43	May 23, 2022

4.37†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 17, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.44	May 23, 2022

4.38†	Financial Undertaking Agreement—Investments for Vehicle Assembly, dated as of March 23, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.45	May 23, 2022

4.39†	Service Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.47	May 23, 2022

4.40†	Service Agreement, dated as of January 18, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.48	May 23, 2022

4.41†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.50	May 23, 2022

4.42†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.	F-4/A	10.52	May 23, 2022

4.43†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.53	May 23, 2022

4.44†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.54	May 23, 2022

4.45†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.55	May 23, 2022

4.46†	Service Agreement, dated as of January 19, 2021, between Volvo Car UK Limited and Polestar Performance AB.	F-4/A	10.56	May 23, 2022

4.47†	European CO2 Emission Credits 2020 Payment Agreement, dated as of November 27, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.57	May 23, 2022

4.48†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.	F-4/A	10.58	May 23, 2022

4.49†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.59	May 23, 2022

4.50†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.60	May 23, 2022

4.51†	Service Agreement, effective as of July 1, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution., Ltd.	F-4/A	10.61	May 23, 2022

4.52†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.62	May 23, 2022

4.53†	Service Agreement, dated as of June 23, 2021, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd.	F-4/A	10.63	May 23, 2022

4.54†	Service Agreement, dated as of December 7, 2021, between Volvo Cars Technology (Shanghai) Co., Ltd. and Polestar Automotive China Distribution Co., Ltd.	F-4/A	10.64	May 23, 2022

4.55†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.65	May 23, 2022

4.56†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	F-4/A	10.66	May 23, 2022

4.57†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.	F-4/A	10.67	May 23, 2022

4.58†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.68	May 23, 2022

4.59†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.69	May 23, 2022

4.60†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.	F-4/A	10.70	May 23, 2022

4.61	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.74	December 17, 2021

4.62†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.76	May 23, 2022

4.63	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Volvo Car Corporation, Snita Holding B.V., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.77	May 23, 2022

4.64	Form of Amendment to Acknowledgement Agreement to the Shareholders Agreement, by and among Volvo Car Corporation, Snita Holding B.V., Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.78	May 23, 2022

4.65†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.79	May 23, 2022

4.66†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	F-4/A	10.80	May 23, 2022

4.67†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.81	May 23, 2022

4.68†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.	F-4/A	10.82	May 23, 2022

4.69	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.	8-K**	10.2	March 25, 2022

4.70†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.	F-4/A	10.86	May 23, 2022

4.71†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.	20-F	4.91	June 29, 2022

4.72†	Sale & Purchase Agreement, dated as of June 21, 2022, by and between Volvo Car USA LLC and Polestar Automotive USA Inc.	20-F	4.92	June 29, 2022

4.73†	Importer Agreement, dated as of June 21, 2022, by and between Polestar Performance AB and Volvo Car USA LLC.	20-F	4.93	June 29, 2022

4.74†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.	20-F	4.94	June 29, 2022

4.75†	Research and Development Frame Agreement, dated as of July 5, 2022, by and between Polestar Performance AB and China Euro Vehicle Technology AB.	F-1/A	10.91	August 18, 2022

4.76†	Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) and Polestar Automotive China Distribution Co. Ltd.	F-1/A	10.92	August 18, 2022

4.77†	Prototype Supply Agreement, dated as of July 26, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	F-1/A	10.95	August 18, 2022

4.78†	Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.93	April 14, 2023

4.79†	Amendment Agreement 1 to Prototype Supply Agreement, dated as of February 3, 2023, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB and Polestar Automotive (Chongqing) Co., Ltd.	20-F	4.94	April 14, 2023

4.80†	Framework Service Agreement, dated as of December 23, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.95	April 14, 2023

4.81†	Amendment Agreement No. 1 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of December 13, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co Ltd.	20-F	4.96	April 14, 2023

4.82†	Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.97	April 14, 2023

4.83†	Service Agreement, dated as of July 7, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., as amended by Amendment Agreement No 1, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.98	April 14, 2023
4.84	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	November 3, 2022

4.85†	Amendment and Restatement Agreement to Trade Finance Facility Agreement, dated February 26, 2023, as amended by Amendment Letter, dated August 21, 2024, between Polestar Performance AB, as Borrower and Obligors’ Agent, Standard Charter Bank, as Agent, and Standard Chartered Bank, as Security Agent.	20-F	4.100	April 14, 2023

4.86†	Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.101	April 14, 2023

4.87*†	Service Agreement, effective as of January 1, 2021, between Polestar Automotive (Chongqing) Co. Ltd. and Asia Europe New Energy Vehicle (Chongqing) Co., Ltd	20-F	4.103	August 14, 2023

4.88*†	Service Agreement PX2 Development Services, dated as of November 29, 2023, between Polestar Performance AB, Wuxi InfiMotion Propulsion Technology Co., Ltd, InfiMotion Technology Europe AB, and Polestar Automotive China Distribution Co., Ltd.	20-F	4.104	August 14, 2023

4.89*†	Termination Agreement, dated as of May 6, 2023, between Polestar Performance AB, Polestar Automotive China Distribution Co., Ltd., and Wuxi InfiMotion Propulsion Technology Co., Ltd.	20-F	4.105	August 14, 2023

4.90*†	Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd and Chengdu Jisu New Energy Vehicle Co., Ltd.	20-F	4.106	August 14, 2023

4.91*†	Technology License Agreement, dated as of September 28, 2023, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB	20-F	4.107	August 14, 2023

4.92*†	Contract for the Transfer of 100% of the Shares of Polestar New Energy Vehicle Co., Ltd., dated July 5, 2023, by and among Polestar (China) Group Co., Ltd., Zhejiang Geely Property Investment Holding Co. Ltd., and Polestar New Energy Vehicle Co., Ltd.	20-F	4.108	August 14, 2023

4.93*†	Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F	4.109	August 14, 2023

4.94*†	Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F	4.110	August 14, 2023

4.95*†	Amendment Agreement no 2, dated December 1, 2023 to Prototype Supply Agreement, effective as of July 1, 2022, between Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd., Polestar Performance AB, Polestar Automotive (Chongqing) Co., Ltd, Polestar Automotive (China) Distribution Co., Ltd. and Polestar Automotive (China) R&D Branch	20-F	4.111	August 14, 2023

4.96*†	Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F	4.112	August 14, 2023

4.97*†	Three Parties Agreement, dated as of November 30, 2023, between Polestar Performance AB, Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Times Technology (Zhongshan) Co., Ltd.	20-F	4.113	August 14, 2023

4.98*†	Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Times Technology (Zhongshan) Co., Ltd	20-F	4.114	August 14, 2023

4.99*†	Supplementary Asset Purchase Agreement, dated as of November 28, 2023, between Polestar Automotive China Distribution Co., Ltd. and Polestar Times Technology (Zhongshan) Co., Ltd	20-F	4.115	August 14, 2023

4.100*†	Brand License Agreement, dated as of November 14, 2023, between Polestar Performance AB and Polestar Times Technology (Nanjing) Co., Ltd	20-F	4.116	August 14, 2023

4.101*†	Vehicle Sale and Purchase Agreement, dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd. Shanghai Polestar Shida Automotive Distribution Co., Ltd., and Polestar Times Technology (Zhongshan) Co., Ltd.	20-F	4.117	August 14, 2023

4.102*†	Transitional Service Agreement dated as of December 14, 2023, between Polestar Automotive China Distribution Co., Ltd, and Polestar Times Technology (Nanjing) Co., Ltd	20-F	4.118	August 14, 2023

4.103*†	Amendment No. 1, dated July 16, 2024, to the Change Management Agreement, effective as of January 1, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F	4.119	August 14, 2023

4.104*†	Amendment Agreement No 1 Spare Parts Supply Temporary Agreement, dated as of April 8, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F	4.120	August 14, 2023

4.105*†	Amendment No. 1 to the Three Parties Agreement, dated July 16, 2024, between Polestar Performance AB, Ningbo Geely Automobile Research and Development Co., Ltd., and Polestar Times Technology (Nanjing) Co. Ltd.	20-F/A	4.121	August 15, 2023

4.106*†	Amendment No. 2 to the Temporary Spare Part Supply Agreement, dated May 7, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.123	August 15, 2023
4.107*†	VP, TT and PP Vehicle Supply Agreement (China), dated February 1, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F/A	4.124	August 15, 2023

4.108*†	TT and PP Vehicle Supply Agreement (Export), dated as of February 19, 2024, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F/A	4.125	August 15, 2023

4.109*†	Amendment Agreement No 1 of VP, TT and PP Vehicle Supply Agreement (China), dated April 11, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F/A	4.126	August 15, 2023

4.110*†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Ningbo Geely Automotive Research and Development CO., LTD.	20-F	4.127	August 14, 2023

4.111*†	Prototype Sale Agreement, effective as of May 1, 2022, between Polestar Automotive China Distribution Co., Ltd and Wuhan Lotus Cars Co., Ltd.	20-F	4.128	August 14, 2023

4.112*†	Tooling and Equipment Sale and Purchase Agreement, dated September 11, 2023, between Polestar Automotive China Distribution Co. Ltd. and Wuhan Lotus Cars Co., Ltd.	20-F	4.129	August 14, 2023

4.113*†	Know How Transfer Agreement, dated as of September 25, 2023, between Polestar Performance AB and Wuhan Lotus Cars Co., Ltd.	20-F	4.130	August 14, 2023

4.114*†	Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd	20-F	4.131	August 14, 2023

4.115*†	Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation.	20-F/A	4.134	August 15, 2023

4.116*†	Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing.	20-F/A	4.135	August 15, 2023

4.117*†	Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd.	20-F/A	4.136	August 15, 2023

4.118*†	Launch Vehicle Supply Agreement, effective as of May 17, 2023, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.137	August 14, 2023

4.119*†	Payment Agreement, dated March 29, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.138	August 14, 2023

4.120*†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.139	August 14, 2023

4.121*†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.14	August 14, 2023

4.122*†	Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation.	20-F/A	4.141	August 15, 2023

4.123*†	Launch Vehicle Supply Agreement, dated as of May 5, 2023, between Volvo Cars China Technology Centre Co., Ltd and Polestar Automotive China Distribution Co., Ltd	20-F	4.142	August 14, 2023

4.124*†	User Right Agreement, effective March 3, 2024, between Polestar Automotive China Distribution Co., Ltd, Chengdu Jisu New Energy Vehicle Co., Ltd., and Zhongjia Automobile Manufacturing (Chengdu), Co., Ltd.	20-F	4.143	August 14, 2023

4.125*†	Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F/A	4.144	August 15, 2023

4.126*†	Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F/A	4.145	August 15, 2023

4.127*†	Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of June 1, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.146	August 14, 2023

4.128*†	Amendment Agreement to the Restated Service Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd.	20-F	4.147	August 14, 2023

4.129*†	Launch Vehicle Supply Agreement, dated as of July 10, 2023, between Polestar Performance AB and Volvo Car Corporation.	20-F	4.148	August 14, 2023

4.130*†	Service Agreement, dated as of December 14, 2023, between Polestar Performance AB and Volvo Car Corporation	20-F	4.149	August 14, 2023

4.131*†	Payment Agreement, dated July 6, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.150	August 14, 2023

4.132*†	Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022	20-F	4.152	August 14, 2023

4.133*†	Amendment Agreement No. 1, dated as of October 3, 2023, to the Restated Framework Assignment and License Agreement, dated as of June 1, 2023, and the Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.153	August 14, 2023

4.134*†	Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F	4.155	August 14, 2023

4.135*†	Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.156	August 15, 2023

4.136*†	Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation	20-F/A	4.157	August 15, 2023

4.137*†	Partner Agreement, dated June 4, 2024, between Polestar Automotive Sweden AB and Volvo Car Retail AB	20-F/A	4.158	August 15, 2023

4.138*†	Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd.	20-F/A	4.159	August 15, 2023

4.139	Facility Agreement, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Geely Sweden Automotive Investment AB, as original lender and agent.	6-K	10.1	November 8, 2023

4.140	Amendment Letter, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.2	November 8, 2023

4.141*†	Amendment No. 3 to the Registration Rights Agreement, dated as of April 26, 2023, between Polestar Automotive Holding UK PLC, Zibo High-Tech Industrial Investment Co., Ltd., Zibo Financial Holding Group Co., Ltd, Chongqing Liangjiang, Northpole GLY 1 LP, GLP New Mobility 1. LP, Snita Holding B.V., PSD Investment Limited, and Gores Guggenheim Sponsor LLC	20-F	4.164	August 14, 2023

4.142	Facilities Agreement, by and among Polestar Automotive Holding UK PLC, Standard Chartered Bank and the Original Lenders named therein, dated February 22, 2024	6-K	10.1	February 28, 2024

4.143*†	Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.167	August 15, 2023

4.144*†	Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F/A	4.168	August 15, 2023

4.145*†	Spare Part Supply Agreement, dated June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.169	August 15, 2023

4.146*†	Variation Agreement, dated May 20, 2024, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F/A	4.170	August 15, 2023

4.147*†	Commitment Letter, dated July 26, 2024, between Polestar Performance AB, Volvo Car Distribution (Shanghai) Co., Ltd, and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.171	August 15, 2023

4.148*†	Variation Agreement, dated June 14, 2021, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.172	August 14, 2023

4.149*†	Variation Letter, dated December 5, 2023, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.173	August 14, 2023

4.150*†	Service Agreement, dated July 23, 2024, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB.

4.151*†	Amended Agreement No. 1, dated August 14, 2024, to Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.

4.152*†	Amendment Agreement No. 2, dated August 30, 2024, related to the Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.

4.153*†	Amendment Agreement No.1, dated August 30, 2024, related to the Polestar Engineered License Agreement, executed as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB

4.154*†	Amendment Agreement No. 1, dated September 5, 2024, related to the Service Agreement, effective as of January 28, 2021, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.

4.155*†	Manufacturing Agreement, dated as of September 6, 2024, and as amended by Amendment No 1 dated February 10, 2025, between Polestar Performance AB and Volvo Car US LLC.

4.156*†
Supplement Agreement 1, dated October 1, 2024, to Manufacturing Agreement, dated as of July 24, 2023, between Polestar Automotive China Distribution Co., Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.

4.157*†
Supplement Agreement 1, dated October 8, 2024, to Manufacturing Agreement, dated as of July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory and Shanghai Global Trading Corporation.

4.158*†	Supplement Agreement 2, dated October 25, 2024, to Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.

4.159*†
Supplement Agreement 1, dated December 23, 2024, to Service Agreement, dated as of December 28, 2021, dated December 23, 2024 between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.

4.160*†	Amendment Agreement No.2, dated December 24, 2024, relating to the License, License Assignment and Service Agreement, dated June 30, 2019, between Volvo Car Corporation and Polestar Performance AB.

4.161*†	Agreement, dated January 15, 2025, between Volvo Personvagnar AB and Polestar Performance AB.

4.162*†	Amendment Agreement No. 1, dated February 10, 2025, to Manufacturing Agreement, dated as of September 6, 2024, between Polestar Performance AB and Volvo Car US LLC.

4.163*†	Service Agreement, dated February 11, 2025, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB.

4.164*†	User Right Agreement, dated March 20, 2025, between Polestar Performance AB, the owner, and Volvo US LLC.

4.165*†	User Right Agreement, dated March 21, 2025, between Polestar Automotive USA Inc., the owner, and Volvo US LLC.

4.166*	Amendment Letter, dated August 21, 2024, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	August 21, 2024

4.167*†	User Right Agreement, dated March 23, 2025, between Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Polestar Automotive China Distribution Co Ltd

4.168*†+	Employment Agreement, dated August 19, 2024 by and between Polestar Automotive Holding UK PLC, and Michael Lohscheller

4.169*†+	Employment Agreement, dated July 2, 2024 by and between Polestar Automotive Holding UK PLC, and Jean-Francois Mady

4.170*†+	Employment Agreement, dated October 11, 2023, by and between Polestar Automotive Holding UK PLC, and Jonas Engström

8.1*	Subsidiaries of Polestar Automotive Holding UK PLC
11.1	Insider Trading Policy

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC.

97.1*	Compensation Clawback Policy

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document).

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
May 9, 2025

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Michael Lohscheller
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady
Name:	Jean-François Mady
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS
Polestar Automotive Holding UK PLC
Consolidated Financial Statements — For the years ended December 31, 2024, 2023, and 2022

The Polestar Group
Consolidated Financial Statements for the Years Ended December 31, 2024, 2023, and 2022

 Report Of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Polestar Automotive Holding UK PLC (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 9, 2025 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
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
We identified the existence, completeness, and valuation of inventories as a critical audit matter because of the extent of effort in performing procedures and evaluating audit evidence due to the geographical dispersion of the Company’s inventories and because of the high degree of auditor’s judgment and increased extent of effort required when performing audit procedures to evaluate the reasonableness of net realizable value of inventory.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the existence, completeness and valuation of inventory included, but were not limited to:
•For a selection of inventory locations:
◦We observed management's inventory count procedures close to the year-end date, and performed independent sample counts and tested the Company’s roll-back/roll-forward of balances, between the time of the inventory count and December 31, 2024, or
◦We obtained confirmations to test the inventory held at third-party locations.
•For a sample of inventory, we obtained third-party invoices and other relevant documents to recalculate the vehicle cost.

•We evaluated the reasonableness of the Company’s methodology and key assumptions and judgments used to estimate the net realizable value of inventory by performing the following:
◦We benchmarked selling prices to observable data to evaluate the impact of the significant assumptions of the net realizable value within the inventories to the carrying value.
◦We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.
◦We made inquiries of various personnel in the Company including finance and operations personnel, about the expected timing of the introduction of campaigns and discounts.
◦We tested the mathematical accuracy of management’s calculations.
Intangible assets and goodwill, Property Plant and Equipment — Impairment of Polestar 3 and Internal Development projects, (i.e., Polestar 5, Polestar 6, and PX2 powertrain) CGUs — Refer to Note 2 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of tangible and definite-lived intangible assets for impairment involves the comparison of the recoverable amount of each applicable cash generating unit (“CGU”), to its carrying value on at least an annual basis, in line with International Accounting Standard 36 Impairment of Assets. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). The company recorded an impairment of $205 million and $416 million relating to the Polestar 3 and Internal Development projects CGUs, respectively, during the period.
Management’s value in use analysis is based on the 2025-2029 business plan. We identified the impairment of the Polestar 3 and Internal Development projects CGUs as a critical audit matter because of the significant estimates and assumptions management made in the value in use calculation related to future pricing, sales volumes and manufacturing costs. Auditing the significant estimate and assumptions required a high degree of auditor judgement and increased audit effort, including the need to involve our valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the impairment of tangible and definite-lived intangible assets included, but were not limited to:
•We assessed the key assumptions used in calculating VIU including future pricing, volumes and manufacturing costs by:
◦Comparing the Company’s forecasted vehicles sales volumes to industry analyst reports,
◦Comparing the assumptions used in the forecasts to the Company’s historical trends in forecasted sales volume, pricing per car and manufacturing costs,
◦Comparing forecasted pricing, sales volumes, and manufacturing costs assumptions to preliminary recorded results from subsequent periods.
•With the assistance of our valuation specialists, we tested the underlying source information and the mathematical accuracy of the calculations.
•We evaluated the Company’s sensitivity analysis by comparing to our own sensitivity analysis to corroborate the disclosures around assumptions that are most sensitive to a reasonably possible change that could cause the carrying amount to exceed its recoverable amount for a cash generating unit.
/s/ Deloitte AB
Gothenburg, Sweden
May 9, 2025
We have served as the Company's auditor since 2021.

Polestar Automotive Holding UK PLC
Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Loss and Comprehensive Loss		For the year ended December 31,
	Note	2024	2023	2022
Revenue	4	2,034,261	2,368,085	2,440,818
Cost of sales	6	(2,910,428)	(2,778,222)	(2,339,696)
Gross (loss) profit		(876,167)	(410,137)	101,122
Selling, general, and administrative expense	6	(890,703)	(944,177)	(840,151)
Research and development expense	6	(38,350)	(157,280)	(174,916)
Other operating income (expense), net	9	(8,091)	42,080	(305)
Listing expense	18	—	—	(372,318)
Operating loss		(1,813,311)	(1,469,514)	(1,286,568)
Finance income	11	23,879	69,565	8,552
Finance expense	11	(393,785)	(213,242)	(108,402)
Fair value change - Earn-out rights	18	126,624	443,168	902,068
Fair value change - Class C Shares	18	2,500	22,000	35,090
Share of losses in associates	10	(4,970)	(43,304)	—
Loss before income taxes		(2,059,063)	(1,191,327)	(449,260)
Income tax benefit (expense)	13	9,166	9,452	(29,757)
Net loss		(2,049,897)	(1,181,875)	(479,017)
Net loss per share (in U.S. dollars)	14
Class A - Basic and Diluted		(0.97)	(0.56)	(0.24)
Class B - Basic and Diluted		(0.97)	(0.56)	(0.24)

Consolidated Statement of Comprehensive Loss

Net loss		(2,049,897)	(1,181,875)	(479,017)
Other comprehensive (loss) income:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(37,513)	(10,143)	431
Total other comprehensive (loss) income		(37,513)	(10,143)	431
Total comprehensive loss		(2,087,410)	(1,192,018)	(478,586)

Polestar Automotive Holding UK PLC
Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

		As of the year ended December 31,
	Note	2024	2023
Assets
Non-current assets
Intangible assets and goodwill	15	1,040,849	1,418,707
Property, plant and equipment	12, 16	537,743	476,039
Vehicles under operating leases	12	56,137	70,223
Other non-current assets		39,740	9,733
Deferred tax assets	13	81,554	42,336
Other investments		—	2,414
Total non-current assets		1,756,023	2,019,452
Current assets
Cash and cash equivalents		739,237	768,264
Trade receivables	19	152,405	126,716
Trade receivables - related parties	19, 27	37,844	61,026
Accrued income - related parties	27	42,839	152,605
Inventories	20	1,079,361	927,686
Current tax assets		5,021	12,657
Other current assets	21	238,907	214,228
Other current assets - related parties	27	2,713	9,576
Total current assets		2,298,327	2,272,758
Total assets		4,054,350	4,292,210
Equity
Share capital		(21,169)	(21,168)
Other contributed capital		(3,625,027)	(3,615,187)
Foreign currency translation reserve		63,152	25,639
Accumulated deficit		6,911,604	4,861,707
Total equity	22	3,328,560	1,250,991
Liabilities
Non-current liabilities
Non-current contract liabilities	4	(61,002)	(63,153)
Deferred tax liabilities	13	(630)	(3,335)
Other non-current provisions	23	(94,757)	(103,608)
Other non-current liabilities	24	(71,398)	(127,423)
Earn-out liability	18	(28,778)	(155,402)
Non-current liabilities to credit institutions	25	(927,235)	—
Other non-current interest-bearing liabilities	12	(47,918)	(54,439)
Other non-current interest-bearing liabilities - related parties	27	(1,410,258)	(1,413,257)
Total non-current liabilities		(2,641,976)	(1,920,617)
Current liabilities
Trade payables		(103,368)	(92,441)
Trade payables - related parties	27	(790,546)	(275,704)
Accrued expenses - related parties	27	(279,686)	(446,038)
Advance payments from customers		(17,344)	(16,415)
Current provisions	23	(72,769)	(88,745)
Current liabilities to credit institutions	25	(2,512,394)	(2,026,665)
Current tax liabilities		(28,872)	(11,363)
Interest-bearing current liabilities	12	(13,923)	(19,547)
Interest-bearing current liabilities - related parties	27	(100,662)	(73,814)
Current contract liabilities	4	(37,649)	(74,879)
Class C Shares liability	18	(3,500)	(6,000)
Other current liabilities	24	(740,577)	(489,747)
Other current liabilities - related parties	27	(39,644)	(1,226)
Total current liabilities		(4,740,934)	(3,622,584)
Total liabilities		(7,382,910)	(5,543,201)
Total equity and liabilities		(4,054,350)	(4,292,210)

Polestar Automotive Holding UK PLC
Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2022		(1,865,909)	(35,231)	15,927	1,701,689	(183,524)
Net loss		—	—	—	479,017	479,017
Other comprehensive income		—	—	(431)	—	(431)
Total comprehensive loss		—	—	(431)	479,017	478,586
Merger with Gores Guggenheim Inc.	18
Changes in the consolidated group		1,846,472	(1,846,472)	—	(1,512)	(1,512)
Issuance of Volvo Cars Preference Shares		(589)	(588,237)	—	—	(588,826)
Issuance to Convertible Note holders		(43)	43	—	—	—
Issuance to PIPE investors		(265)	(249,735)	—	—	(250,000)
Issuance to GGI shareholders		(822)	(521,285)	—	—	(522,107)
Listing expense		—	(372,318)	—	—	(372,318)
Transaction costs		—	38,903	—	—	38,903
Earn-out rights		—	—	—	1,500,638	1,500,638
Equity-settled share-based payment	8	(9)	(9,900)	—	—	(9,909)
Balance as of December 31, 2022		(21,165)	(3,584,232)	15,496	3,679,832	89,931
Net loss		—	—	—	1,181,875	1,181,875
Other comprehensive loss		—	—	10,143	—	10,143
Total comprehensive loss		—	—	10,143	1,181,875	1,192,018
Equity-settled share-based payment	8, 22	(3)	(5,390)	—	—	(5,393)
Related party capital contribution	22, 27	—	(25,565)	—	—	(25,565)
Balance as of December 31, 2023		(21,168)	(3,615,187)	25,639	4,861,707	1,250,991
Net loss		—	—	—	2,049,897	2,049,897
Other comprehensive loss		—	—	37,513	—	37,513
Total comprehensive loss		—	—	37,513	2,049,897	2,087,410
Equity-settled share-based payment	8, 22	(1)	(9,840)	—	—	(9,841)
Balance as of December 31, 2024		(21,169)	(3,625,027)	63,152	6,911,604	3,328,560

Polestar Automotive Holding UK PLC
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

		For the year ended December 31,
	Note	2024	2023	2022
Cash flows from operating activities
Net loss		(2,049,897)	(1,181,875)	(479,017)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense	6	55,719	115,445	140,806
Warranty provisions	23	34,710	66,158	91,245
Impairment of inventory	6, 20	89,744	146,550	14,830
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets	6, 12, 15, 16	622,092	339,568	—
Finance income	11	(23,879)	(69,565)	(8,552)
Finance expense	11	393,785	213,242	108,402
Fair value change - Earn-out rights	18	(126,624)	(443,168)	(902,068)
Fair value change - Class C Shares	18	(2,500)	(22,000)	(35,090)
Listing expense	18	—	—	372,318
Income tax benefit (expense)	13	(9,166)	(9,452)	29,756
Share of losses in associates	10	4,970	43,304	—
Gain on sale of asset grouping	28	—	(16,334)	—
Loss on derecognition and disposal of property, plant, and equipment and intangible assets	15, 16	5,606	10,892	11,036
Litigation provisions, net of insurance	23	(2,345)	25,676	—
Other provisions	23	13,426	19,890	23,367
Unrealized exchange (loss) gain on trade payables and receivables		9,783	26,787	(26,672)
Other non-cash expense and income		20,339	(8,945)	13,451
Change in operating assets and liabilities:
Inventories	20	(255,370)	(358,392)	(186,393)
Contract liabilities	4	(32,286)	77,424	23,663
Trade receivables, prepaid expenses, and other assets	21, 26	85,022	(156,860)	(214,164)
Trade payables, accrued expenses, and other liabilities	24, 26	464,887	(488,842)	21,268
Restricted deposits		(9,412)	—	—
Interest received		21,120	32,280	8,552
Interest paid		(292,770)	(220,147)	(68,130)
Taxes paid		(8,163)	(35,477)	(19,559)
Cash used for operating activities		(991,209)	(1,893,841)	(1,080,951)
Cash flows from investing activities
Additions to property, plant, and equipment	16, 26	(147,894)	(137,400)	(32,269)
Additions to intangible assets	15, 26	(209,101)	(435,584)	(674,275)
Additions to other investments	17	—	—	(2,500)
Additions to investment in associates	10	(34,300)	—	—
Additions to other non-current assets		(21,300)	—	—
Proceeds from sale of property, plant, and equipment	16	33	1,779	—
Proceeds from sale of asset grouping	28	—	153,586	—
Cash used for investing activities		(412,562)	(417,619)	(709,044)
Cash flows from financing activities
Change in restricted deposits		—	(1,906)	—
Proceeds from short-term borrowings	25, 26, 27	3,411,263	3,273,888	2,150,955
Proceeds from long-term borrowings	26, 27	938,474	1,381,738	—
Proceeds from related party capital contribution	22, 27	—	25,565	—
Proceeds from issuance of share capital and other contributed capital	18, 22	—	—	1,417,973

Repayments of borrowings	25, 26, 27	(2,889,899)	(2,553,008)	(1,436,416)
Repayments of lease liabilities	12, 26	(35,646)	(21,916)	(19,448)
Transaction costs	18	—	—	(38,903)
Cash provided by financing activities		1,424,192	2,104,361	2,074,161
Effect of foreign exchange rate changes on cash and cash equivalents	3	(49,448)	1,486	(66,966)
Net (decrease) increase in cash and cash equivalents		(29,027)	(205,613)	217,200
Cash and cash equivalents at the beginning of the period		768,264	973,877	756,677
Cash and cash equivalents at the end of the period		739,237	768,264	973,877

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group” and the “Group,” is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, branding and marketing, and the commercialization and selling of battery electric vehicles, and related technology solutions. Polestar Group's current lineup of battery electric vehicles consists of the Polestar 2 ("PS2"), a premium fast-back sedan, the Polestar 3 ("PS3"), a luxury aero sport-utility vehicle, the Polestar 4 ("PS4"), a premium sport utility vehicle, the Polestar 5 ("PS5"), a luxury sport grand-touring sedan, and the Polestar 6 ("PS6"), a luxury roadster. As of December 31, 2024, the PS2, PS3, and PS4 are in production while the remaining vehicles are under development. Operating sustainably is a critical priority of the Group; targeting climate neutrality by 2040, creating a climate neutral car (cradle-to-gate) by 2030, and halving the emission intensity per car sold by 2030. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.
As of December 31, 2024, 2023, and 2022, related parties owned 81.8%, 88.3%, and 89.21% of the Group, respectively. The remaining 18.2%, 11.7%, and 10.79% of the Group at each respective year end was owned by external investors.
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
Immediately following the closing of the transaction, Parent changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY. Net loss per share was recast to retroactively reflect the shares issued by the parent to the Former Parent for December 31, 2022. Refer to Note 14 - Net loss per share and Note 22 - Equity for additional information.
Basis of preparation
The Consolidated Financial Statements in this annual report of Polestar Group are prepared in accordance with IFRS Accounting Standards as issued by the IASB and UK-adopted international accounting standards. The Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.
This annual report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated. Additionally, non-USD currencies are presented in thousands unless otherwise stated.
Periods discussed prior to June 23, 2022 represent the operations of the Former Parent and its consolidated subsidiaries.
Going concern
Polestar Group’s Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern, executing on management’s 2025-2029 business plan.
Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast significant doubt about Polestar’s ability to continue as a going concern. As a result of this assessment, management identified a material uncertainty that casts doubt on Polestar Group’s ability to obtain sufficient financing to support its cash flow needs and ensure on-going compliance with its debt covenants. In performing this assessment, management considered a broad range of relevant information, including cash flow forecasts, liquidity forecasts and operational forecasts pertaining to the twelve-month period following the issuance date of these Consolidated Financial Statements, as well as other risks related to Polestar’s business. In making these forecasts, management was required to make judgements relating to Polestar Group’s future operations as well as macroeconomic and geopolitical factors. These include judgements relating to car sale volumes and prices, operating expenses (including the potential impact of tariffs), required capital expenditure and market demand for debt refinancing and debt and equity issuances by Polestar.
As a result of scaling up commercialization and continued capital expenditures related to developing the PS3, PS4, PS5 and PS6, managing the Company’s liquidity profile and funding needs remains one of management’s key priorities. If Polestar is not able to raise the necessary funds through its operations, equity issuances, debt financings and refinancing or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and / or commercialization efforts. As of December 31, 2024 Polestar has net current liabilities of $2,442,607. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the years ended December 31, 2024, 2023, and 2022, amounted to $2,049,897, $1,181,875, and $479,017, respectively. Negative operating cash flows for the years ended December 31, 2024, 2023, and 2022, amounted to $991,209, $1,893,841, and $1,080,951, respectively and negative investing cash flows for the years ended December 31, 2024, 2023, and 2022, amounted to $412,562, $417,619, and $709,044, respectively. Management’s 2025-2029 business plan forecasts that Polestar will generate negative operating cash flows in the near term and that investing cash flows will continue to be negative in the near and long-term due to the high capital expenditure demands of Polestar’s business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term (i.e., 12 months or less) working capital loan arrangements with credit institutions, contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. During the year ended December 31, 2024, Polestar entered into its first long-term financing arrangement with unrelated parties, an unsecured, multi-currency syndicated loan from banks, to help with the Group's long-term liquidity needs - refer to Note 25 - Liabilities to credit institutions. For further details of the contractual maturities of Polestar's non-derivative financial assets and liabilities, including its financing arrangements refer to Note 17 - Financial instruments. Management’s 2025-2029 business plan indicates that Polestar Group depends on rolling-over current financing arrangements as well as obtaining additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, loans with related parties, and executing capital market transactions through offerings of debt and/or equity. Until Polestar Group begins generating sufficient positive operating cash flows, the timely realization of these financing endeavors is essential for Polestar Group’s ability to continue as a going concern. Management cannot guarantee that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned. During the year ended December 31, 2024, Polestar demonstrated efforts towards achieving liquidity targets in management's 2025-2029 business plan by:
•Renegotiating the terms of its long-term convertible credit facility with Volvo Cars to extend the principal repayment date to December 29, 2028;
•Securing financing support from several lenders in the form of a long-term syndicated multicurrency green trade facility;
•Entering into a non-recourse revolving trade receivables factoring arrangement; and
•Entering into multiple short-term working capital loan arrangements with banking partners in China.

Following December 31, 2024 but prior to the issuance of these Consolidated Financial Statements, Polestar has secured additional financing through multiple short-term working capital loans with Chinese banking partners, a new green trade facility and an extension of the revolving credit green trade facility originally entered into during the year ended December 31, 2022 - refer to Note 30 - Subsequent events for further details of these subsequent events.
Polestar is party to financing instruments that contain financial covenants with which Polestar must comply during, and beyond, the 12 months following the issuance date of these Consolidated Financial Statements including, but not limited to, a minimum quarterly cash levels of €400,000, and maximum quarterly financial indebtedness of $5,500,000 - refer to Note 25 - Liabilities to credit institutions for further details. A failure to comply with such covenants may result in an event of default that could have material adverse effects on its business. Due to the factors discussed above, there is material uncertainty as to whether Polestar will be able to comply with all covenants in future periods. Remedies to a potential event of default include proactively applying for a covenant waiver prior to such event of default occurring. Prior to December 31, 2024, Polestar applied for, and received acceptance of, a waiver of certain financial covenants related to its syndicated multicurrency green trade facility for the year ended December 31, 2024 and the quarter ended March 31, 2025. However, management cannot guarantee that waivers will be granted for any future non-compliance with covenants on this facility nor on Polestar's other borrowings with covenants.
Management forecasts sufficient liquidity in the twelve-month period following the issuance date of these Consolidated Financial Statements in order for Polestar to meet its cash flow requirements as well as to ensure compliance with the applicable financial covenants, but the uncertainty related to the execution of management’s liquidity and funding plan indicates the existence of a material uncertainty that may cast significant doubt upon Polestar's ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Consolidated Financial Statements do not include any adjustments to reflect the going concern uncertainty.
Note 2 - Significant accounting policies and judgements
Adoption of new and revised standards
Effects of new and amended IFRS
The following new standards and amendments effective from January 1, 2024 were adopted by the Group for the preparation of these Consolidated Financial Statements. Management concluded the adoption of any of the below accounting pronouncements did not have a material impact on the Group’s financial statements, unless otherwise noted.
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
In October 2022, the IASB issued an amendment to IAS 1, Presentation of Financial Statements ("IAS 1"), which clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment for annual periods is effective beginning on or after January 1, 2024.
In September 2022, the IASB issued an amendment to IFRS 16, Leases ("IFRS 16"), which clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment for annual periods is effective beginning on or after January 1, 2024.
In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows ("IAS 7") and IFRS 7, Financial Instruments: Disclosures ("IFRS 7") titled Supplier Finance Arrangements, to implement new disclosure requirements to improve clarity and usefulness of information provided by entities concerning supplier finance arrangements. These changes aim to help users of financial statements understand the impact of supplier finance arrangements on an entity’s liabilities, cash flows, and exposure to liquidity risk. The amendments for annual periods are effective beginning on or after January 1, 2024.
New and amended IFRS issued but not yet effective
Management has concluded the adoption of any of the below accounting pronouncements, that were issued but not effective for the annual period ended December 31, 2024, will not have a material impact on the Group’s financial statements, unless otherwise noted.
In June 2023, International Sustainability Standards Board ("ISSB") issued IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information ("IFRS S1"), and IFRS S2, Climate-related Disclosures ("IFRS S2"). IFRS S1 provides the basic requirements for sustainability disclosures, which should be used with IFRS S2 as well as the future Standards the ISSB releases. IFRS S2 has been developed specifically to capture climate-related risks and opportunities disclosure requirements. These standards for annual periods are effective beginning on or after January 1, 2024. However, as the Group's Parent is registered in the United Kingdom, and the United Kingdom does not require adoption of this standard no earlier than January 1, 2026, Polestar has not yet adopted this standard.
In August 2023, the IASB issued the amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") titled Lack of Exchangeability, which outlines how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not. This standard for annual periods is effective beginning on or after January 1, 2025.
In December 2023, the ISSB amended the non-climate-related content in the Sustainability Accounting Standards Board ("SASB") standards, which removes and replaces jurisdiction-specific references and definitions in the SASB standards, without substantially altering industries, topics or metrics. This standard for annual periods is effective beginning on or after January 1, 2025.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which outlines the requirements for the presentation and disclosure of information in financial statements. It includes the requirement to classify income and expenses into three new categories: operating, investing, and financing. IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027. Polestar is evaluating the impact of adopting this standard and the effects are not yet known.
In May 2024, the IASB issued the amendments to IFRS 7 and IFRS 9, Financial Instruments ("IFRS 9"), which outlines matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. This standard for annual periods is effective beginning on or after January 1, 2026.
In May 2024, the IASB issued IFRS 19, Subsidiaries without Public Accountability: Disclosures ("IFRS 19"), which specifies reduced disclosure requirements that eligible entities can apply instead of the disclosure requirements in other IFRS accounting standards. This standard for annual periods is effective beginning on or after January 1, 2027.
In July 2024, the IASB issued the amendments as part of its annual improvements process to IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1") regarding hedge accounting by a first-time adopter, IFRS 7 about gain or loss on derecognition, IFRS 7 regarding disclosure of deferred difference between fair value and transaction price, IFRS 7 regarding credit risk disclosures, IFRS 9 regarding lessee derecognition of lease liabilities, IFRS 9 regarding transaction price, IFRS 10, Consolidated Financial Statements ("IFRS 10") regarding Determination of a ‘de facto agent’ and IAS 7 regarding Cost method. These annual improvements are sufficiently minor or narrow in scope that they were packaged in one document, even though the amendments are unrelated. This standard for annual periods is effective beginning on or after January 1, 2026.
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
Basis of consolidation
The consolidated accounts include the Parent company and all subsidiaries over which the Parent, either directly or indirectly, exercises control. The Parent controls an entity when the Parent is exposed to, or has rights to, variable returns from its involvement with the entity, has the ability to affect those returns through its power over the entity, and if it has power over decisions which affect investor returns (i.e., voting or other rights). All subsidiaries are fully consolidated from the date on which control is transferred to the Parent. They are deconsolidated from the date that control ceases. All inter-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated upon consolidation. As of December 31, 2024, 2023 and 2022, the Parent had thirty-two fully consolidated subsidiaries.
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
Accounting policies
Use of estimates and judgements
The preparation of these Consolidated Financial Statements, in accordance with IFRS, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Details of estimates and judgements which the Group considers to have a significant impact upon the financial statements are set out below and the corresponding impacts can be seen in the following notes, with key sources of estimation uncertainty being impairment of fixed assets and impairment of inventory:
•Revenue – Polestar generates revenue through various channels and has contracts with customers that include multiple performance obligations. The expected cost plus a margin method is used for determining the transaction price of performance obligations included with sales of vehicles. The Company transitioned from the residual method to the expected cost plus a margin method for the performance obligation related to the delivery of the vehicle, effective from the fourth quarter of the year ended December 31, 2023. Sales of vehicles with repurchase obligations are accounted for as operating leases and the related revenue is recorded as lease income. Refer to Note 4 - Revenue.
◦Judgements: Significant judgements relate to the likelihood of customer returns, the nature and timing of the satisfaction of performance obligations (i.e., revenue recognition over time versus a point in time), and Polestar's ability to collect payment from its customers. Polestar also transacts with its related party equity method investment, Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"), in the ordinary course of business in China. Historically, Polestar Times Technology has not been sufficiently capitalized and therefore, has not had the ability to pay Polestar for goods and services when due. Polestar makes significant judgements about the timing and collectability of payments to determine the point in time at which a customer contract is deemed to exist in order to recognize revenue for goods and services sold to Polestar Times Technology.

◦Assumptions and estimates: Polestar determines the expected cost-plus margin by considering internal cost and pricing data. This information is supported by vehicle sales data from prior years. Polestar also offers volume related discounts and residual value guarantees to certain customers which impacts its estimation of the consideration it will be entitled to in exchange for the delivery of vehicles. In providing residual value guarantees, Polestar makes estimates regarding the future residual values on certain vehicles, considering variables like recent car auction values, future price deterioration due to expected changes in market conditions, vehicle quality data, and repair and recondition costs. Uncertainty exists related to these estimates as future returns, discounts, and residual values offered may change.
•Intangible assets – Polestar conducts various internal development projects which are divided into the concept phase and product development phase. Polestar also purchases intellectual property ("IP") which is capitalized into intangible assets. Refer to Note 15 - Intangible assets and goodwill.
◦Judgements: Significant judgement is used to determine when internally developed IP reaches the product development phase. Internally developed IP is capitalized as an intangible asset when the related project reaches the product development phase (i.e., is expected to generate future economic benefits) and costs can be reliably measured. Acquired IP are capitalized as intangible assets when purchased. Polestar must also make significant judgements related to future utility, technological advancements, market evolution, and potential obsolescence when determining the useful lives of internally developed IP, acquired IP, and software.
◦Assumptions and estimates: Polestar estimates the useful life of internally developed IP, acquired IP, and software to determine the period over which to amortize such assets and the best estimate of amortization. Amortization can be estimated using the straight-line, units of production, or an accelerated depreciation method depending on the nature and use of the asset. These estimations involve uncertainty as they require Polestar to predict the period over which these assets will generate economic benefits (e.g., product lifecycles), the asset's future utility, technological advancements, market evolution, and potential obsolescence. These estimates, which are subject to at least annual review, can affect the amortization expense recorded in the financial statements.
•Property, plant and equipment – Polestar purchases and constructs items of Property, Plant and Equipment ("PPE") related to vehicle production. Refer to Note 16 - Property, plant and equipment.
◦Judgements: When accounting for PPE, Polestar makes significant judgements related to the receipt of the future economic benefits of the asset and the reliability of the measurement of costs related to such PPE.
◦Assumptions and estimates: Polestar estimates the useful life of PPE to determine the period over which to depreciate such assets and the best estimate of depreciation. Depreciation can be estimated using the straight-line, units of production, or an accelerated depreciation method depending on the nature and use of the asset. These estimates involve uncertainty as they require Polestar to predict the period over which these assets will generate future economic benefit (e.g., product lifecycle), the asset's future utility, market evolution, and potential obsolescence). Polestar mitigates these uncertainties by periodically reviewing and, if necessary, adjusting estimates based off the latest available data.
•Impairment of fixed assets – Polestar conducts routine evaluations of its PPE, intangible assets, and goodwill for evidence of impairment indicators. At least annually and when impairment indicators exist, Polestar conducts an impairment test at the cash generating unit ("CGU") level. A CGU is defined as the smallest identifiable group of assets that generates largely independent cash inflows. Refer to Note 12 - Leases, Note 15 - Intangible assets and goodwill, and Note 16 - Property, plant and equipment.
◦Judgements: Polestar uses significant judgement to determining the number of CGUs, and the composition of each CGU, particularly in evaluating the interdependence of Polestar's capital-intensive assets like PPE and IP and working capital assets related to cash flow generation.
◦Assumptions and estimates: Polestar uses estimates to determine the recoverable amount of each CGU. Estimating the recoverable amount involves uncertainty, as it requires the forecasting of future cash flows and expected market conditions and estimating the appropriate discount rates and growth rates. Key estimates in forecasting future cash flows are volumes, pricing, manufacturing costs, and the weighted average cost of capital ("WACC") as the discount factor used. Refer to the section, Impairment, included later in this note for details on the sensitivity of fixed asset impairment charges to changes in volumes, pricing, manufacturing costs, and WACC.
•Impairment of inventory – Polestar conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value ("NRV"). Refer to Note 20 - Inventories.
◦Judgements: Polestar exercises significant judgement in determining when to conduct evaluations of its inventories to ensure the carrying value does not exceed NRV. Significant judgements influencing the estimated selling price of inventories are based off an evaluation of internal and external market data and trends relevant to each market in which Polestar transacts.
◦Assumptions and estimates: NRV is based on the estimated selling price of inventories less estimated costs of completion and estimated costs necessary to make the sales. Polestar conducts routine analyses to determine if the estimates used in the NRV calculation require change. These estimates are subject to uncertainty due to potential changes in market pricing which fluctuates due to market conditions, sales prices, and discounts. Refer to Note 20 - Inventories for details on the sensitivity of inventory impairment charges to changes in market pricing.

•Valuation of tax loss carry-forwards – The recognition of deferred tax assets requires estimates to be made about the level of future taxable income and the timing of recovery of deferred tax assets, taking into account the relevant tax jurisdictions Refer to Note 13 - Income tax benefit (expense).
◦Judgements: The recognition of deferred tax assets involves significant judgement in assessing the probability that sufficient future taxable income will be available to utilize the loss carry-forwards. This requires considering the relevant tax jurisdictions and their specific rules and regulations. The decision to recognize deferred tax assets is based on Polestar's assessment of the likelihood and timing of future taxable income.
◦Assumptions and estimates: Estimating the level of future taxable income and the timing of the recovery of deferred tax assets introduces uncertainty. Polestar must consider various factors and assumptions, including future business performance, tax planning strategies, and the economic environment in different tax jurisdictions. These estimates can significantly impact the valuation of deferred tax assets and are subject to change based on new information or changes in circumstances.
•Valuation of Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) – Class C Shares are derivative financial instruments that are carried at fair value through profit and loss. Class C-1 Shares are publicly traded on the NASDAQ (i.e., an active market). Quoted or observable prices for Class C-2 Shares are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques. Refer to Note 18 - Reverse recapitalization.
◦Assumptions and estimates: Since the Class C-2 Shares do not have quoted of observable prices, Polestar is required to estimate the fair value of the instruments utilizing certain Black-Scholes valuation techniques. These techniques include models that incorporate various assumptions and market inputs, which are subject to change and can significantly affect the estimated fair value. Refer to Note 3 - Financial risk management for details on the sensitivity of changes in fair value of the Class C-2 Shares liability to changes in market volatility.
•Valuation of Earn-out rights – The contingent Earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques. Refer to Note 18 - Reverse recapitalization.
◦Assumptions and estimates: Since quoted or observable prices for these instruments are not available in active markets, Polestar is required to estimate the fair value of the instruments each period utilizing a Monte Carlo valuation technique. This techniques involve utilizing a model that incorporates various assumptions and market inputs which are subject to change and can significantly impact the estimated fair value. Refer to Note 3 - Financial risk management for details on the sensitivity of changes in fair value of the Earn-out rights liability to changes in market volatility.
•Manufacturing arrangements with related parties – Polestar engages in manufacturing agreements with its related parties Volvo Car Group ("Volvo Cars") and Zhejiang Geely Holding Group Company Limited ("Geely") for the production of its vehicles. Polestar must either consider the manufacturing arrangements on their own, or in conjunction with other agreements, in order to account for the relevant explicit and implicit elements of the agreements. Refer to Note 27 - Related party transactions.
◦Judgements: Polestar uses significant judgement when evaluating its manufacturing agreements with related parties to determine if the arrangement (or multiple arrangements together) creates an explicit or implicit asset or liability. If the manufacturing agreements contain an financing component, Polestar recognizes a related party loan for the financing component. If the manufacturing arrangements contain a lease, Polestar must recognize a right-of-use asset and related lease liability for the leasing component.
◦Assumptions and estimates: In accounting for explicit and implicit financing and leasing components in manufacturing agreement with related parties, estimates must be made related to period of borrowing or the lease term. This is aligned to the production lifecycle of the underlying vehicle; if the production lifecycle changes, so will the period of borrowing or estimated lease term which impacts the present value of the respective liability. If the arrangement contains a lease, a change in the estimated production lifecycle would also change the measurement of the right-of-use asset and remaining depreciation since Polestar depreciates its right-of-use assets related to manufacturing arrangements on a units of production basis.
Actual results could differ materially if there is a change in estimates used.
Cash and cash equivalents
Cash consists of cash in banks. All highly-liquid, short-term investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value are classified as cash equivalents and presented as such in the Consolidated Statement of Cash Flows and Consolidated Statement of Financial Position. Polestar's cash and cash equivalents balance consists of cash in banks.
Restricted deposits
Restricted deposits are held by Polestar for specified use which are unavailable to the overall Group for general, operational purposes. As of December 31, 2024 and 2023, the Group had restricted deposits of $31,011 and $1,834, respectively, which is presented as other non-current assets in the Consolidated Statement of Financial Position.
Government grants

The Group’s subsidiaries based in the People’s Republic of China received government grants which were conditioned to be used for production related costs and grants for non-specified purposes. The Group’s subsidiary based in the UK received government grants conditioned to be used for product development activities. Neither of these grants are tied to the future trends or performance of the Group and are not required to be refunded under any circumstance. For grants received related to assets the Group deducts the grant from the carrying value of the asset. The grant is then recognized in profit and loss over the life of the depreciable asset as a reduction of the depreciation expense. The amount of government grants received related to assets as of December 31, 2024 and 2023 was $8,477, and $4,223, respectively.
The Group’s subsidiary based in Ireland received government grants related to incentivizing the use of zero emission vehicles. The incentive is given by the Sustainable Energy Authority of Ireland (SEAI) to support the switch to zero emission vehicles in Ireland. The Group's subsidiary based in Sweden received government grants related to incentivizing innovation and sustainable growth. This incentive is given by Vinnova - Sweden's innovation agency. Receipt of such grants is either reported as a deduction to the related expense or as other operating income, depending on the nature of the grant received. The amount of government grants received as of December 31, 2024, 2023, and 2022 was $1,775, $1,402, and $59, respectively.
Polestar is granted carbon credits from various jurisdictions in which is operates related to its manufacturing and commercialization of electric vehicles. Polestar accounts for the receipt of carbon credits as government grants relating to income and are recognized in inventories in the Consolidated Statement of Financial Position at cost (i.e., nominal value) on the day they are received.
Revenue recognition
Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services. In determining the transaction price, the Group evaluates whether the contract includes other promises that constitute a separate performance obligation to which a portion of the transaction price needs to be allocated. When consideration in a contract includes variable amounts, the Group estimates the consideration to which Polestar will be entitled in exchange for transferring goods to the customer, using either the expected value method or the most likely amount method, depending on the facts and circumstances underlying the sale. In general, the most likely amount method is used when there is a single most likely amount of variable consideration Polestar will receive, and the expected value method is used otherwise.
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
Vehicles are sold to individuals (end customers), fleet customers, financial service providers, dealers, importers, and our equity method investment, Polestar Times Technology. Importer markets exist where the Group does not have its own direct sales unit, so a third party imports Polestar vehicles and sells them to end users.

Since commercialization of Polestar vehicles commenced in the third quarter of 2020, the Group has not recognized a significant number of customer returns, and therefore accrues di-minimis obligations for returns, refunds, or other similar obligations for the years ended December 31, 2024 and 2023. Further, contracts with importers specify that the importer does not have the right to return vehicles.
As part of certain contracts, Polestar provides a residual value guarantee on vehicles sold. The residual value guarantee does not affect the customer’s control of the vehicle (i.e., the customer is not constrained in its ability to direct the use of, and obtain substantially all of the benefits from, the vehicle), but it does impact the transaction price as the guarantee effectively reduces the compensation to which Polestar is entitled. Polestar evaluates variables such as recent car auction values, future price deterioration due to expected changes in market conditions, vehicle quality data, and repair and recondition costs to determine the amount of the residual value. For general residual value guarantee arrangements, a refund liability for the difference between the initial estimated residual value and the contracted residual value is accrued against revenue at contract inception as a direct reduction of the transaction price. This refund liability is subsequently trued-up each period to reflect Polestar's estimated changes in residual value risk until cash is paid out at the end of the contract. In other residual value guarantee arrangements, Polestar pays the difference between the initial estimated residual value and the contracted residual value up-front, in cash, and accounts for it as a direct reduction to the transaction price. If Polestar then estimates that it is exposed to additional residual value risk in subsequent periods, a refund liability is accrued against revenue as a subsequent variable adjustment to the transaction price.
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
Sales of carbon credits
Revenue from the sale of carbon credits is recognized when the customer obtains control of the carbon credits (i.e., Polestar satisfies its performance obligation) and has the ability to direct the use of, and obtain the benefits from, the carbon credits transferred. As of December 31, 2024, the total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of one or more years was $120,188. Of this amount, Polestar expects to recognize $12,188 in the next 12 months and the rest over the remaining performance obligation period. Additionally, changes in regulations on carbon credits and other demands may significantly impact our remaining performance obligations and revenue to be recognized under these contracts.
In certain jurisdictions, Polestar is unable to independently sell carbon credits generated through the manufacturing and commercialization of Polestar branded vehicles because Polestar is not recognized by the local authorities as the legal original equipment manufacturer of the vehicles. In such cases, Volvo Cars or Geely, depending on the jurisdiction, is registered as the legal original equipment manufacturer of the vehicles instead of Polestar in order to achieve administrative efficiencies with related parties with respect to carbon credit management towards the local authorities. As such, carbon credits generated through the manufacturing and commercialization of Polestar branded vehicles in these jurisdictions are owned and sold by either Volvo Cars or Geely. Consideration received from customers by Volvo Cars and Geely related to these carbon credits is then passed through to Polestar. Since Polestar does not legally own and control these carbon credits prior to sale, compensation received from Volvo Cars and Geely related to these carbon credits sales is recognized within other income on the Consolidated Statement of Loss and Comprehensive Loss.
There are no significant payment terms as payment is due near the date of invoice.
Vehicle leasing revenue
The Group enters into transactions to sell vehicles under which the Group maintains the right or obligation to repurchase the vehicles from the customer in the future (i.e., a forward or call option). The Group accounts for such arrangements as operating leases and records revenue from the sale of related vehicles as vehicle leasing revenue.
Operating leases are initially measured at cost and depreciated on a straight-line basis over the lease term to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of operating lease contracts are capitalized into the operating lease asset and also amortized on a straight-line basis over the lease term. In the Consolidated Statement of Financial Position, such operating leases are presented as vehicles under operating leases and recognized as non-current assets. Vehicle leasing revenue is recognized on a straight-line basis over the lease term. For sales of vehicles with repurchase obligations that are accounted for as operating leases, the entire amount due to Polestar is paid up-front. Deferred revenue is recorded for the difference between the cash received from the sale of the vehicle and the vehicle’s repurchase value, where the associated liability is recorded in other current liabilities and other non-current liabilities in the Consolidated Statement of Financial Position.
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
Contract liabilities
Contract liabilities are obligations related to contracts with customers and are recognized when Polestar Group is obligated to transfer goods or services. Contract liabilities include deferred revenue from service contracts (i.e., services to be performed), operating leases, and connected services. As the Group satisfies its performance obligations, revenue is recognized, and the contract liability is reduced. As stated above, delivery of services and maintenance is within the customer’s control. Accordingly, the Group expects to recognize revenue related to such service contract liabilities over the 3-year period following initial recognition, consistent with the terms of the contractually offered services. Related to connected services, the Group expects to recognize revenue over the 8-year period following initial recognition, consistent with the expected utilization of the services. For deferred revenue generated through operating leases, the Group expects to recognize revenue on a straight-line basis, consistent with the terms of the contract.
Cost of sales
Cost of sales relate to inventory costs (i.e., costs capitalized into inventory, subsequently released through cost of sales when inventory is sold) and other costs related to Polestar's revenue generating activities. Inventory costs are purchase costs, conversion costs, and other costs incurred in bringing inventories to their present location and condition. These primarily consist of contract manufacturing costs associated with the production of the PS2, PS3, and PS4, depreciation related to property, plant and equipment ("PPE"), depreciation of right-of-use (“ROU”) assets, amortization of intangible assets, warehousing and transportation costs for inventory, customs duties, and other manufacturing and overhead. Costs presented within costs of sales which are not related to inventory costs are other costs related to Polestar's revenue generating activities (e.g., distribution costs and costs related to warranty provisions) and impairment charges (e.g., the write down of inventories and any impairment expense on long-term assets related to Polestar's CGUs). Sales of software and performance engineered kits and other revenue are related to items which were originally developed with the intent of internal use, not with the intent to sell. As such, all costs are appropriately capitalized or expensed as described in Accounting policies – Intangible assets and goodwill – Internally developed IP.
Employee benefits
Polestar Group compensates its employees through short-term employee benefits, other long-term benefits, and post-employment benefits. Additionally, termination benefits may be issued when Polestar decides to end employment with employees. Generally, an employee benefit is recognized in accordance with IAS 19, when an employee has provided service in exchange for employee benefits to be paid in the future or when Polestar Group is contractually committed to providing a benefit without a realistic probability of withdrawal from its commitment.
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
Polestar Group’s only defined benefit plan is the ITP 2 plan in Sweden. This plan is accounted for as a multi-employer defined contribution plan under IAS 19 because Alecta does not distribute sufficient information that enables employers to identify their share of the underlying financial position and performance of ITP 2. This treatment is specific to companies operating in Sweden under the guidance discussed in the Swedish Corporate Reporting Board pronouncement UFR 10, Accounting for the pension plan ITP 2 financed through an insurance in Alecta, and IAS 19.32–39, Multi-employer plans. The premiums for retirement pensions and survivor’s pensions are calculated individually and are based on salary, previously earned pension benefits, and expected remaining years of service, among other factors. Premiums of $4,967 are estimated to be paid to Alecta for the year ended December 31, 2024 related to ITP 2.
Polestar Group’s share of the total savings premiums for ITP 2 in Alecta for the years ended December 31, 2024, 2023, and 2022, amounted to 0.34%, 0.32%, and 0.21%, respectively. Further, Polestar Group’s share of the total number of active policy holders as of December 31, 2024, 2023, and 2022, amounted to 0.08%, 0.08%, and 0.07%, respectively. The collective consolidation level comprises the market value of Alecta’s asset as a percentage of the insurance obligations calculated in accordance with Alecta’s actuarial methods and assumptions. The collective funding ratio is normally allowed to vary between 125% and 175%. If Alecta's collective consolidation level is below 125% or exceeds 175%, measures should be taken to create conditions for the consolidation level to return to the normal range. If the consolidation level is below 125%, a measure to return the consolidation level to a normal range may be to increase the agreed price for new subscriptions and/or expansion of existing benefits. If the consolidation level exceeds 175%, one measure to return the consolidation level to a normal range may be to introduce premium reductions. As of December 31, 2024, 2023, and 2022, Alecta’s surplus of consolidation level amounted to 162%, 158%, and 172%, respectively.
Termination benefits
Termination benefits consist of salaries, social benefits, fringe benefits, and severance pay provided to employees that have been terminated from employment as a result of either (1) Polestar's decision to terminate an employee’s employment before the normal retirement date or (2) an employee’s decision to accept an offer of benefits from Polestar in exchange for the termination of employment. A liability and corresponding expense related to these benefits is recognized at the earlier of either (1) the date in which Polestar can no longer withdraw the offer for termination benefits (e.g., upon acceptance by the employee) and (2) the date when Polestar recognizes costs for a restructuring program that involves the payment of termination benefits.
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
As of December 31, 2024 and 2023, the Group granted equity settled share-based payments to the Executive Management Team ("EMT"), and other key management members in the form of restricted stock units (“RSU”), and performance stock units (“PSU”) through the Omnibus Incentive Plan. The Group also granted equity settled share-based payments to employees and other key management members in the form of restricted stock awards (“RSAs”) through an employee stock purchase plan. During the year ended December 31, 2024, the Group granted equity settled share-based payments to employees and other key management members in the form of RSUs through a one-time share-based retention program. As of December 31, 2022, the Group granted equity settled share-based payments to employees in the form of free shares, restricted stock units (“RSU”), and performance stock units (“PSU”) through the Omnibus Incentive Plan. During the year ended December 31, 2022, the Group also granted equity settled share-based payments in exchange for certain marketing services through November 1, 2023 and the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 18 - Reverse recapitalization for more details on the merger with GGI. Refer to Note 8 - Share-based payment for more details on the 2022 Omnibus Incentive Plan, employee stock purchase plan, one time share-based retention program, and marketing service agreement.
Leases
Polestar as lessee
At inception of a contract, the Group assesses whether the contract is or contains a lease. In determining the lease term, management considers all relevant facts and circumstances related to exercising an extension option or not exercising a termination option. Such options are only included in the lease term if the extension option or termination option is reasonably certain to be exercised or not exercised, respectively. If circumstances surrounding the Group’s decision related to extension and termination options change, the Group reassesses the term of the lease accordingly. As of December 31, 2024 and 2023, no contractual options to materially extend the lease term existed.
At the lease commencement date, a right-of-use ("ROU") asset and a lease liability are recognized on the Consolidated Statement of Financial Position with respect to all lease arrangements in which the Group is a lessee. The lease liability is initially measured at an amount equal to the present value of the future lease payments under the lease contract, discounted by the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise in-substance fixed payments, among other fixed lease payments, and variable lease payments that depend on an index or a rate, the exercise price of purchase options (if the lessee is reasonably certain to exercise the options), and payments of penalties for terminating the lease (if the lease term reflects the exercise of an option to terminate the lease). The practical expedient of including non-lease components in the measurement of the lease liability for all asset classes is applied.
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
On the Consolidated Statement of Financial Position, the lease liabilities are presented within interest-bearing current liabilities, interest-bearing current liabilities - related parties, other non-current interest-bearing liabilities, and other non-current interest-bearing liabilities - related parties. In the Consolidated Statement of Loss and Comprehensive Loss, depreciation expense of the ROU assets is presented on the same line item(s) as similar items of PPE. The interest expense on the lease liability is presented as part of finance expense. In the Consolidated Statement of Cash Flows, amortization of the lease liability is presented as a cash flow from financing activities. Payments of interest, short-term leases, and leases of low value are presented as cash flows from operating activities.
The Group has certain implicit leases stemming from contract manufacturing agreements related to the production of Polestar vehicles. These agreements are associated with unique type bound tooling and equipment (“PS Unique Tools”) used in the production of Polestar vehicles at certain suppliers and vendors. The PS Unique Tools are suited specifically for Polestar vehicles and Polestar has the right to direct the use of the related assets. The production of Polestar vehicles occupies 100% of these assets’ capacity; as such, the PS Unique Tools are also recognized as ROU assets by the Group from the day production starts.
Sale leaseback transactions
The Group enters into transactions to sell vehicles concurrent with agreements to lease the same vehicles back for a period of six to twelve months. At the end of the rental period, Polestar is obligated to repurchase the car. Due to this repurchase obligation, this transaction is accounted for as a financial liability instead of a lease liability. Accordingly, the Group does not record a sale of these vehicles for accounting purposes and depreciates the assets over their useful lives.
Polestar as lessor
In the Consolidated Statement of Financial Position, vehicles associated with the Group’s operating leases are recognized as non-current assets and presented as vehicles under operating leases. The vehicles are initially measured at cost and depreciated on a straight-line basis over their respective lease term to their estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term. Liabilities related to vehicles sold with repurchase obligations are recognized as other non-current and current liabilities. Following repurchase by Polestar, the vehicles are reclassified to inventories.
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

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs and RSAs[1]	Treasury share[2]
Class C Shares	Treasury share
Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Credit Facilities with Volvo Cars and Geely	If the instrument is converted, the number of shares issued on the date of the conversion
1 - Restricted Stock Awards ("RSAs") are related to the Group's employee stock purchase plan implemented in January 2024.
2 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
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
Intangible assets are measured at acquisition or internal development cost, less accumulated amortization and, as applicable, impairment loss. Depending on the nature and use of finite lived intangible assets, they are either amortized into research and development expense on a straight-line basis or capitalized into inventory on a units of production basis. The Group makes estimates and judgements related to expected usage of intangible assets in accordance with management’s latest business plan, product life cycles, technological obsolescence, developments, and advancements specific to the battery electric vehicle industry. Management estimates the useful life of intangible assets by taking into account judgements on how the Group plans to utilize such intangibles in accordance with the business plan and any related rights and obligations under its contractual agreements. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The useful lives of intangible assets with indefinite useful lives, goodwill and trademarks, are assessed annually to determine whether the indefinite designation continues to be appropriate. Intangible assets with indefinite useful lives are tested for impairment annually or if an event which could give rise to impairment occurs.
Manufacturing engineering
Polestar Group has entered into agreements with its related parties, Volvo Cars and Geely, regarding manufacturing engineering for the development of Polestar's vehicles. Amortization of manufacturing engineering is capitalized into inventory on a units of production basis.
Acquired IP
Acquired IP are finite-lived intangible assets. Generally, Polestar acquires IP which is directly related directly to vehicle platforms and production and more general use IP which is not directly related to vehicle production and platforms. Polestar Group has entered into agreements with Volvo Cars and Geely regarding patent rights and the development of technology for both upgrades of existing models and upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar Group is in control of the developed product for use, either through a license or through ownership of the IP.
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
Internally developed IP
Internally developed IP are finite-lived intangible assets which arise from Polestar's research and development activities. Similar to acquired IP, internally developed IP can be directly related to either (1) vehicle platforms and production or (2) general use. During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its internally developed IP related to the PS1 and PS2 due to the same circumstances described above for acquired IP.
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
Amortization of acquired and internally developed IP
Acquired and internally developed IP are amortized once the related asset, or asset grouping, is ready for its intended use. The amortization of acquired and internally developed IP which relates directly to vehicle platforms and production is capitalized into inventory and included as part of inventory cost. Acquired IP and internally developed IP that are general use and not related to a specific vehicles are amortized into the appropriate functional line item in the Consolidated Statement of Loss and Comprehensive Loss.
The following useful lives of acquired and internally developed IP are applied to Polestar Group to IP in use:

Asset	Useful lives (in years)
Acquired IP directly related to specific vehicle platforms and production	Variable - aligns to product lifecycle
Acquired IP related to general use	3-7
Internally developed IP directly related to specific vehicle platforms and production	Variable - aligns to product lifecycle
Internally developed IP related to general use	3-7
The remaining useful life of acquired and internally generated IP related to general use is 1-6 years.
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
Property plant and equipment
Items of PPE are recognized at acquisition cost, less accumulated depreciation, and as applicable, accumulated impairment loss. The cost of an acquired asset includes its purchase price, expenditures directly attributed to the acquisition and subsequent preparation of the asset for its intended use, and the initial estimate of costs to dismantle and remove the item of PPE and restore the site on which it was located. PPE can be directly related to vehicle production or general use. Repairs and maintenance expenditures are expensed in the period incurred. Expenses related to leasehold improvements and other costs which enhance or extend the life of PPE are capitalized over the useful life of the asset.
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
Machinery and equipment
Polestar owns the unique tooling which is used in the manufacturing of its vehicles. Because tooling is production specific, it is depreciated on a units of production basis and capitalized into inventory.
Other machinery and equipment which are directly involved in vehicle production are respectively depreciated on a production basis down to its residual value, where the depreciation is capitalized into inventory. Machinery and equipment related to general use is depreciated on a straight-line basis down to its residual value, which is typically estimated to be zero, over its estimated useful life. Depreciation of machinery and equipment related to general use is included in costs of sales as well as selling or administrative expense, depending on the nature of the item being depreciated. Each part of a tangible asset, with a cost that is significant in relation to the total cost of the item, is depreciated separately when the useful life for that part differs from the useful life of the other parts of the item.
The following useful lives are applied in Polestar Group to PPE in use:

Asset	Useful lives (in years)
Buildings	30-50
Machinery and equipment directly related to vehicle production	Variable - aligns to product lifecycle
Machinery and equipment related to general use	3-7
Assets under construction
Assets under construction mainly consists of the construction activities related to Polestar’s machinery and vendor and in-house tooling equipment utilized in the production of vehicles. These assets are carried at cost, less any recognized impairment loss. All direct costs associated with acquisition or construction the tooling equipment, including interest expenses on borrowings, are capitalized. The amounts capitalized in assets under construction pertain to the completed work-in-progress portions of the tooling that Polestar has the control over and have no alternative use for the supplier. Once construction is completed and the assets are ready for their intended use, they are reclassified into the appropriate category of PPE. Depreciation of these assets begins when they are ready for their intended operational use and placed in production.
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
For the impairment assessment, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-generating-unit or CGU). Prior to December 31, 2023, Polestar tested assets for impairment under a single CGU as all assets were concentrated around fewer product lines with largely the same assets in use to generate cash flows. As the business has grown, the capital intensive assets used to generate each model have become largely independent and therefore generate independent cash flows. Therefore, Polestar's evaluation of its CGUs changed during the year ended December 31, 2023, triggered by the commercialization of the Polestar 4, production of the Polestar 3, and changes in the expected usage of intangible assets undergoing internal development. For the years ended December 31,

2024 and 2023, Polestar had four cash generating units: (1) the Polestar 2, (2) the Polestar 3, (3) the Polestar 4, and (4) internal development projects (i.e., Polestar 5, Polestar 6, and PX2 powertrain). Any impairment recognized due to the change in Polestar's evaluation of its CGUs constitutes a change in accounting estimate.
Goodwill is allocated based on the nature of the transaction which gave rise to the goodwill and the consequential synergies. Accordingly, goodwill is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the transaction which gave rise to the goodwill. Similarly, the Polestar trademark is allocated. The current goodwill and trademarks are tested for impairment at the corporate level which reflects the lowest level at which the goodwill is monitored for internal management purposes. Impairment evaluations conducted for the years ended December 31, 2024, 2023, and 2022 have not resulted in any impairment of goodwill.
Corporate assets are assets other than goodwill that contribute to the future cash flows of both the CGU under review and other CGUs. Corporate assets are identified and allocated, if possible, on a reasonable and consistent basis to each CGU or groups of CGUs that have cash flows which benefit from operation of the corporate assets. The current identified corporate assets of the Group cannot be allocated on a reasonable and consistent basis to any CGU and, similar to goodwill, are tested for impairment at the corporate level. Impairment evaluations conducted for the years ended December 31, 2024, 2023, and 2022 have not resulted in any impairment of corporate assets.
In testing a CGU for impairment, Polestar compares the CGU’s carrying amount to its recoverable amount. The recoverable amount is the higher of the CGU’s (1) fair value less costs of disposal or (2) value in use. Value in use is defined as the present value of the future cash flows expected to be derived from an asset (i.e., a discounted cash flow). In calculating the value in use of a CGU, Polestar must determine if a terminal growth rate is applicable based off the facts and circumstances surrounding the CGU's potential for future cash flow generation. Additionally, Polestar uses a calculated after-tax WACC as the discount factor in its value in use calculation.
The estimated future cash flows are based on assumptions valid at the date of the impairment test that represent the best estimate of future economic conditions. Such estimates are calculated using assumptions and judgements related to future economic conditions, market share, market growth, and product profitability which are, generally, consistent with Polestar’s latest business plan. When the carrying amount of the CGU is determined to be greater than the recoverable amount, an impairment loss is recognized by first reducing any goodwill allocated to the CGU to zero and then allocating the remaining impairment to the CGU's assets on a pro rata basis.
Impairment for the year ended December 31, 2024
For the year ended December 31, 2024, the recoverable amount for each CGU was based on their value in use and calculated based on estimations of future cash flows using assumptions that were generally consistent with the 2025-2029 business plan, adjusted where necessary to reflect changes in financial conditions and/or expectations in relation to the future subsequent to the preparation of the 2025-2029 business plan. All CGUs used a WACC of 15.5% and no terminal growth rate. Mainly due to a decrease in forecasted pricing for the Polestar 3 and forecasted demand for the Polestar 5, Polestar impaired the Polestar 3 and the internal development project (i.e., Polestar 5, Polestar 6, and PX2 powertrain) CGUs as of December 31, 2024. The recoverable amount of the Polestar 3 CGU was $635,226, resulting in an impairment loss of $205,789. The recoverable amount of the internal development project CGU was $19,328, resulting in an impairment loss of $416,303.
The volumes, pricing, manufacturing costs and WACC inputs used in determining the value in use for each CGU are sensitive and require significant judgement. Changing these inputs could result in an increase or decrease to the impairment charges recognized. The table below presents how a 1% change in volumes, pricing and manufacturing costs and a 1% increase/decrease in WACC would change the impairment loss for the year ended December 31, 2024:

Impact on impairment loss
		Polestar 3 CGU		Internal development project CGU
Volumes	Increase by 1%	-	14,793	-	5,595
	Decrease by 1%	+	4,678	+	2,370
Pricing	Increase by 1%	-	68,505	-	25,601
	Decrease by 1%	+	64,228	+	19,632
Manufacturing costs	Increase by 1%	+	37,165	+	8,960
	Decrease by 1%	-	42,093	-	15,632
WACC	Increase by 1%	+	29,072	+	11,743
	Decrease by 1%	-	30,969	-	11,970
Impairment for the year ended December 31, 2023
For the year ended December 31, 2023, the discounted cash flow for each CGU was based on their value in use and calculated based on estimations regarding future cash flows as seen in the 2024-2028 business plan. All CGUs used a WACC of 15.5% and no terminal growth rate. Mainly due to a decrease in forecasted demand for the Polestar 2, Polestar impaired its Polestar 2 CGU as of December 31, 2023. The recoverable amount of the Polestar 2 CGU was $696,950, resulting in an impairment loss of $339,568.
Impairment for the year ended December 31, 2022
No impairment losses were recognized for the year ended December 31, 2022 as the recoverable amount of the Group's single CGU was based on its value in use and determined to be higher than its carrying amount. In calculating the value in use of the Group's single CGU for the year ended December 31, 2022, the discounted cash flow was calculated based on estimations regarding future cash flows as seen in the 2023-2027 business plan, a terminal growth rate of 2% for cash flows through 10 years following the 2023-2027 business plan, and a WACC of 14%.
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
As of December 31, 2024 and 2023, Polestar had an equity method investment in Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"), recognized within investment in associates in the Consolidated Statement of Financial Position. For more detailed information on equity method investments, see Note 10 - Investment in associates.
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
Classification of financial assets
Financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income ("FVO") or fair value through profit or loss (“FVTPL”).
The classification of financial assets is based on the business model in which these instruments are held and their contractual cash flow characteristics. Assessments of the contractual cash flow characteristics are made on an instrument-by-instrument basis. Polestar Group applies one business model for managing financial instruments. Generally, interest and non-interest bearing financial assets are held to collect contractual cash flows and carried at amortized cost. Investments, other than those accounted for under the equity method, are carried at FVTPL.
Classification of financial liabilities
Financial liabilities are classified at amortized cost unless they are held for trading or designated as classified at FVTPL by IFRS 9, Financial Instruments ("IFRS 9"), such as derivative liabilities, financial guarantee contracts, commitments to provide loans at below-market interest rates, and contingent consideration recognized in a business combination. Generally, interest and non-interest bearing financial liabilities are carried at amortized cost as Polestar does not hold financial liabilities for trading. Polestar's derivative liabilities related to the Earn-out rights and Class C Shares are carried at FVTPL. Refer to Note 18 - Reverse recapitalization for additional information on the Earn-out rights and the Class C Shares.
Initial recognition
Financial assets and liabilities are recognized on the Consolidated Statement of Financial Position on the date when Polestar Group becomes party to the contractual terms and conditions (i.e., the transaction date). Financial assets are initially recognized at the price that would be received when selling an asset in an orderly transaction between market participants at the measurement date (i.e., fair value), plus transaction costs directly attributable to the acquisition of the financial asset, except for those financial assets carried at fair value through the Consolidated Statement of Loss and Comprehensive Loss. Financial liabilities are initially recognized at the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Subsequent measurement
Financial instruments carried at FVTPL consist of financial assets and liabilities with cash flows other than those of principal and interest on the nominal amount outstanding. Changes in fair value of these instruments are recognized in profit and loss as finance income (expense).
Financial instruments carried at amortized cost are non-derivative financial instruments with contractual cash flows that consist solely of payments of principal and interest on the nominal amount outstanding. These financial instruments are subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the Consolidated Statement of Loss and Comprehensive Loss when financial instruments carried at amortized cost are impaired, modified, extinguished, or derecognized. Interest effects on the application of the effective interest method are also recognized in the Consolidated Statement of Loss and Comprehensive Loss as well as effects from foreign currency translation.

Financial assets
Financial assets on the Consolidated Statement of Financial Position consist of cash and cash equivalents, trade receivables, trade receivables - related parties accrued income - related parties, other current receivables, other current and non-current receivables - related parties, restricted cash, and other investments.
A financial asset or a portion of a financial asset is derecognized when the asset is settled or when substantially all significant contractual rights linked to the asset have been transferred to a third party. Where Polestar Group concludes that all significant risks and benefits have not been transferred, the portion of the financial assets corresponding to Polestar Group’s continuous involvement continues to be recognized.
Financial liabilities
Financial liabilities in the Consolidated Statement of Financial Position encompass current and non-current liabilities to credit institutions, other current and non-current interest-bearing liabilities with related parties, accrued expenses, accrued expenses - related parties, trade payables, trade payables - related parties, current and non-current lease liabilities, current and non-current lease liabilities to related parties, current and non-current liabilities related to repurchase commitments, current and non-current liabilities related to refund liabilities, advance payments from customers, other current liabilities, other current liabilities - related parties, and derivative liabilities (i.e., Earn-out rights and Class C Shares).
A financial liability or a portion of a financial liability is derecognized when the obligation in the contract has been fulfilled, cancelled, expired, or substantially all significant contractual obligations linked to the liability have been transferred to a third party. Where Polestar Group concludes that all significant obligations have not been transferred, the portion of the financial liability corresponding to Polestar Group’s continuous involvement continues to be recognized.
Impairment of financial assets
The Group assesses, on a forward-looking basis, the expected credit loss associated with financial assets measured at amortized cost. The Group uses the simplified approach for estimating the provision for expected credit losses (“ECL”), which requires expected lifetime losses to be recognized from the initial recognition of the receivable. The Group considers historical credit loss experience, current economic conditions, supportable forecasts for future economic conditions, macroeconomic conditions, and other expectations of collectability. Polestar assumes that the risk of non-payment significantly increases when the financial asset is more than 90 days past due. Additionally, Polestar identifies financial assets as being in default when it is more likely than not that a debtor will not pay Polestar its dues, or when payment is more than 180 days past due. In certain circumstances, even if payment is more than 180 days past due, Polestar is confident it will receive payment and the asset is therefore not considered to be at risk of non-collection. The ECL provision is reevaluated on an ongoing basis after initial recognition.
When an ECL is calculated, and if it is material, it is recognized in an allowance account which decreases the amount of trade receivables. The amount of the expected credit loss will be recognized as an expense in the Consolidated Statement of Loss and Comprehensive Loss. During the years ended December 31, 2024 and 2023, the Group did not have a material amount of write-offs of receivables.
Trade receivables factoring
In situations where Polestar Group enters into an arrangement to sell trade receivables to a third party (i.e., a factor) at a discount, the sale is accounted for in accordance with IFRS 9. Polestar Group evaluates whether these transactions are with or without recourse and applies the derecognition criteria in IFRS 9 to determine if substantially all the risks and rewards of the trade receivables have been transferred to the factor.
For arrangements without recourse, where substantially all risks and rewards have been transferred in exchange for cash, the trade receivables are derecognized. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the trade receivables are not derecognized, and the cash received from the purchaser is accounted for as secured borrowing.
Cash flows from factoring without recourse of trade receivables are classified as cash flows from operating activities in the Consolidated Statement of Cash Flows while cash flows from factoring with recourse are classified as cash flows from financing activities.
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

Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of December 31, 2024, the fair value of the Class C-2 Shares was determined to equal $630 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.14 per share, an implied volatility of 173%, a risk-free rate of 4%, a dividend yield of $0, and a 1,000 time-steps for the binomial lattice option pricing model. As of December 31, 2023, the fair value of the Class C-2 Shares was determined to equal $1,080 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.24 per share, an implied volatility of 88%, a risk-free rate of 3.9%, a dividend yield of $0, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 18 - Reverse recapitalization for more detail on the Class C-2 Shares.
Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights
The Former Parent’s contingent earn-out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn-out is determined using a Monte Carlo simulation that incorporates a term of 2.98, the five earn-out tranches, and the probability of the Class A Shares in Parent reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in Parent to the Former Parent. As of December 31, 2024, the fair value of the earn-out was determined to equal $28,778 by leveraging an implied volatility of 85% and a risk-free rate of 4%. As of December 31, 2023, the fair value of the earn-out was determined to equal $155,402 by leveraging an implied volatility of 80% and a risk-free rate of 3.9%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 18 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.
Valuation methodology for the fair value of RSUs and PSUs granted to employees under the Omnibus Incentive Plan
The fair value of the RSUs granted April 5, 2024 was determined by reference to the Group’s closing share price of $1.53 on the business day immediately preceding the grant date (i.e., $1.53 per RSU). The fair value of the RSUs granted April 3, 2023 was determined by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per RSU). The fair value of the RSUs granted September 9, 2022 was determined by the reference Group's share price of $6.72 on the grant date.
The fair value of PSUs granted April 5, 2024, April 3, 2023, and September 9, 2022 was determined by calculating the weighted-average fair value of the 838,323, 368,732 and 241,705 respective units linked to market-based vesting conditions and the 2,514,970, 1,106,195 and 644,116 respective units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s closing share price of $1.53, $3.79, and $6.72 on the business day immediately preceding the grant date (i.e.,$1.53, $3.79, and $6.72 per unit) April 5, 2024, April 3, 2023 and September 9, 2022. The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate.
For the shares granted April 5, 2024, the fair value per unit of the units linked to market-based vesting conditions was determined to be $1.67 by leveraging a peer group historical average volatility of 75%, a risk-free rate of 4.5%, a simulation term of 2.7 years, a dividend yield of 0%, and 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $1.57. For the shares granted April 3, 2023, the fair value per unit of the units linked to market-based vesting conditions was determined to be $3.33 by leveraging an implied volatility of 75%, a peer group historical average volatility of 63.5%, a risk-free rate of 3.8%, a simulation term of 2.7 years, a dividend yield of 0%, and 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $3.68. For the shares granted September 9, 2022, the fair value per unit of the units linked to non-market-based vesting conditions was determined to be $7.93 by leveraging an implied volatility of 70%, a peer group historical average volatility of 81.9%, a risk-free rate of 3.5%, a simulation term of 2.3 years, a dividend yield of nil, and a 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $7.02. Refer to Note 8 - Share-based payment for more detail on the Omnibus Incentive Plan.
Inventories
Inventories in Polestar Group includes new, used, and internal vehicles. Internal vehicles are those used by employees or the Group for demonstration, test drive, and various other operating purposes that will be sold as used vehicles. Most internal vehicles are utilized for a period of one year or less prior to sale. Inventories are measured at the lower of cost and NRV and consist primarily of finished goods as of December 31, 2024 and 2023. NRV is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The cost of inventory primarily includes costs of purchase and costs of conversion. Costs of purchase includes contract manufacturing price and costs incurred in bringing the inventory to its present location and condition, including, but not limited to, costs such as freight and customs duties. Costs of conversion include costs directly related to variable production overheads, including but not limited to, depreciation and amortization on a units of production basis related to certain ROU lease assets utilized in production, machinery and equipment utilized in production, and intellectual property dedicated to our individual vehicle platforms. Costs for selling, administration and financial expenses are not included. For groups of similar products, a group valuation method is applied. The cost of similar assets is established using the first-in, first-out method (FIFO). The estimate of the provision for impairment of inventories is determined for those assets that have lost their value.
Equity
Distributed group contributions to the owners, along with the related tax effect, are recorded in equity in accordance with the principles for shareholder’s contributions. If any unconditional shareholder’s contributions are received from related party owners, they are recognized in equity.
Provisions and contingent liabilities
Provisions are recognized on the Consolidated Statement of Financial Position when a legal or constructive obligation exists as a result of a past event, it is deemed more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are regularly reviewed and adjusted as further information becomes available or circumstances change. If the effect of the time value of money is material, non-current provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate reflecting current market assessments of the time value of money. The unwinding of the discount is expensed as incurred and recognized in the Consolidated Statement of Loss and Comprehensive Loss. The discount rate does not reflect such risks that are taken into consideration in the estimated future cash flow. Revisions to estimated cash flows (both amount and likelihood) are allocated as operating cost. Changes to present value due to the passage of time and revisions of discount rates to reflect prevailing current market conditions are recognized as a borrowing cost.
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
All warranty provisions are recognized at the time of the sale of vehicles. The initial calculations of the warranty provisions are based on historical warranty statistics, considering factors like known quality improvements and costs for remedying defaults. The warranty provisions are subsequently adjusted if recalls for specific quality problems are made. On a periodic basis, the provisions are adjusted to reflect the latest available data such as actual spend and exchange rates. The provisions are reduced by warranty reimbursements from suppliers. Such refunds from suppliers decrease Polestar Group’s warranty costs and are recognized to the extent these are considered to be virtually certain, based on historical experience or agreements entered into with suppliers.
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
Borrowing costs
Borrowing costs are expensed as incurred unless they are directly attributable to the acquisition, construction, or production of a qualifying asset and are therefore part of the cost of that asset. In accordance with IAS 23 and IAS 16, borrowing costs related to assets under construction have been capitalized. These borrowing costs relate to special vendor tools and special type bound tooling, which have deferred payment terms. The borrowing costs capitalized for the years ended December 31, 2024 and 2023 were $10,629 and $6,881, respectively. The capitalization rate used to determine the amount of capitalized borrowing costs was 6.2% and 5.6% for the years ended December 31, 2024 and 2023, respectively.
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
Translation risk
As Polestar Group has functional currencies other than that of the Parent's presentation currency, Polestar is subject to currency translation risk arising from a fluctuation in currency rates. As can be seen in Note 5 - Geographic information, Polestar's fixed assets are most concentrated in Sweden and China where the functional currency of the entities is SEK and CNY, respectively, giving rise to translation risk in the form of the SEK/USD and CNY/USD conversions.
Transaction exposure risk
Currency transaction risk arises from commercial transactions and settlement of recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity.
For example, Polestar purchases vehicles in CNY via a SEK denominated legal entity from Volvo Cars' Taizhou plant in China (see Note 27 - Related party transactions for further discussion on contract manufacturing arrangements). Under this contract manufacturing arrangement with Volvo Cars, Polestar's purchasing entity bears the currency transaction risk upon purchasing and recognizing the vehicles in inventories, which are denominated in SEK. As the SEK/CNY exchange rate fluctuates, the amount of SEK required to purchase a vehicle in CNY has a corresponding fluctuation. During the year ended December 31, 2024, the SEK weakened against the CNY by approximately 5.71%, from 0.70 SEK/CNY on January 1, 2024 to 0.66 SEK/CNY as of December 31, 2024. During the comparative period, the SEK strengthened against the CNY by approximately 7.58%, from 0.66 SEK/CNY on January 1, 2023 to 0.71 SEK/CNY as of December 31, 2023.
During the year ended December 31, 2024, the Group was primarily exposed to changes in CNY/USD, USD/SEK, EUR/SEK, and GBP/SEK foreign exchange rates. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2024 for net asset balances which could be impacted by movements in foreign exchange rates:

	Impact on loss before income taxes
CNY/USD exchange rate - increase/decrease 10%	+/-	85,516
USD/SEK exchange rate - increase/decrease 10%	+/-	70,227
EUR/SEK exchange rate - increase/decrease 10%	+/-	46,013
GBP/SEK exchange rate - increase/decrease 10%	+/-	8,320
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
During the year ended December 31, 2022, the Group was primarily exposed to changes in the CNY/SEK, EUR/SEK, USD/SEK, and GBP/SEK foreign exchange rate. The following table illustrates the estimated impact of a 10% change in these foreign exchange rates as of December 31, 2022 for net asset balances which could be impacted by movements in foreign exchange rates:

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
Translation exposure risk
Currency translation risk arises from the consolidation of subsidiaries with a functional currency other than USD (i.e., the functional currency of the Parent). Translation risk arises from the conversion of balances denominated in foreign currencies to the functional currency using monthly closing exchange rates. Such currency effects (i.e., foreign currency gains and losses) are recorded in the Consolidated Statement of Loss and Comprehensive Loss. The Group is primarily exposed to currency translation risk from subsidiaries with functional currencies in the Swedish Krona (“SEK”), the Euro (“EUR”) the Chinese yuan (“CNY”), and the Great British Pound ("GBP"). Exchange rate translation risk does not affect future cash flows.
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

	Impact on loss before income taxes
	2024		2023
Earn-out liability - increase 10%	+	9,185	+	32,137
Earn-out liability - decrease 10%	-	14,225	-	43,341

	Impact on loss before income taxes
	Fair value change - Class C-1 Shares			Fair value change - Class C-2 Shares
		2024	2023		2024	2023
Class C Shares liability - increase of 10%	+	—	820	+	—	180
Class C Shares liability - decrease of 10%	-	410	820	-	90	180
Interest rate risk
Polestar Group’s main interest rate risk arises from current liabilities to credit institutions, non-current liabilities to credit institutions, and other non-current interest-bearing liabilities - related parties with variable rates, which exposes the Group to cash flow interest rate risk. As of December 31, 2024 and 2023, the nominal amount of loans with floating rates within the following captions are as follows:

	Nominal Amount
Loans with variable rates:	2024	2023
Current liabilities to credit institutions	2,167,369	1,923,755
Non-current liabilities to credit institutions	936,307	—
Other non-current interest-bearing liabilities - related parties	1,250,000	1,250,000
Management closely monitors the effects of changes in the interest rates on the Group’s interest rate risk exposures, but the Group currently does not take any measures to hedge interest rate risks. Interest rate risk associated with the Group's current liabilities to credit institutions is limited given their short-term duration; a majority of the Group's risk comes from its non-current liabilities to credit institutions and other non-current interest-bearing liabilities - related parties.
The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by one percent on loans without fixed interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss or available for sale with fixed interest rates, and the fixed rate element of interest rate caps. The analysis is performed on the same basis for 2024 and 2023.

	Impact on loss before income taxes
	2024		2023
Interest rates - increase/decrease by 1%	+/-	24,461	+/-	15,909
Credit risk

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
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar Group will incur losses as a result of non-payment by counterparties related to the Group’s bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar Group has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar Group also considers the credit risk assessment of its counterparties by the capital markets and places priority on institutions with high creditworthiness and balanced risk diversification. The credit rating of financial counterparties used during the years ended December 31, 2024 and 2023 were in the range of BBB to A+.
Assets that potentially subject the Group to concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities, restricted cash, and trade receivables. Cash and cash equivalents, restricted cash, and marketable securities are all invested in major financial institutions with high credit ratings. Generally, these assets may be redeemed upon demand and, therefore, bear low risk. Risks associated with the Group’s trade receivables are further specified below.
Operational credit risk
Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to the Group. Trade receivables at Polestar Group mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from trade receivables encompasses the default risk of customers. Management evaluates for concentrations of credit risk at the customer level based on the outstanding trade receivables balance of each respective customer account. As of December 31, 2024, one unrelated party accounted for $20,937 (11.01%) of the Group's total trade receivables (i.e., trade receivables plus trade receivables - related parties). As of December 31, 2023, two unrelated parties accounted for $23,635 (12.68%) and $19,205 (10.3%) of the Group’s total trade receivables. Historically, the Group has not incurred any losses from these customers and does not have any contractual right to off-set its payables and receivables.
Polestar has six categories of customers when considering sales of vehicles: (1) end customers who pay up-front for vehicles, (2) fleet customers, (3) dealers, (4) importers, (5) financial service providers, and (6) our equity method investment (Polestar Times Technology). All credit risk related to sales to end customers who pay up-front for vehicles is eliminated due to the nature of the payment. To reduce risk related to fleet customers, credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks. For sales to dealers and importers, title to Polestar vehicles remains with Polestar until the invoice is paid in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated). Polestar sells vehicles to financial service providers, who then form separate contractual relationships with end customers. To reduce the risk related to such financial service providers, Polestar Group has selected a few credible financing providers in each market. Credit risk reviews, establishment of credit limits, and selection of credible financial service providers must be strictly followed and monitored, globally. The maximum amount of credit risk exposure is the carrying amount of trade receivables. See Note 17 - Financial instruments for further details.
Liquidity risk
Liquidity risk is the risk that Polestar Group is unable to meet ongoing financial obligations on time. The Group faces liquidity risk from its loans from financial institutions which are both short-term and long-term in nature. Trade payables with related parties represent working capital arrangements under which the liquidity needs of the Group are highly dependent on the continued flexible payment terms offered to the Group by its related parties. These flexible payment terms are not a contractual right and may be called upon in the future. Refer to Note 27 - Related party transactions for additional information on these arrangements. Polestar Group needs to have adequate cash and cash equivalents and other liquid assets on hand to ensure the Group can meet its short-term financing obligations and other working capital needs.
As of December 31, 2024 and 2023, the Group held cash and cash equivalents of $739,237 and $768,264, respectively, that were available for managing liquidity risk. The Group entered into short-term and long-term financing arrangements with credit institutions and other financial service providers to enhance short-term and long-term liquidity and financing needs. Refer to Note 25 - Liabilities to credit institutions and Note 27 - Related party transactions for further details on short-term and long-term borrowings. The Group’s short-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations.
There is a weekly meeting of key stakeholders who engage in discussions related to Polestar's current and forecasted liquidity position to determine Polestar Group's short-term and long-term funding needs. Management has established a liquidity risk management framework for management of the Group’s short and long-term funding and liquidity management requirements. The Group prepares long-term planning in order to mitigate funding and re-financing risks. Depending on liquidity needs, Polestar Group will enter into financing and debt agreements and/or lending agreements. All draws on loans are evaluated against future liquidity needs and investment plans.
Capital management
Safeguarding the Group’s ability to continue as a going concern, driving growth to provide future returns for shareholders, and maintaining an optimal capital structure to reduce the cost of capital are Polestar Group’s primary objectives when managing capital and implementing related capital management strategies. As a Company which is quickly scaling, Polestar's treasury department regularly evaluates the cash needs of the Company and enters into debt arrangements with banks in Europe, China, and with related parties. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt, or enter into short term debt and financing arrangements to increase cash on hand, with an ultimate goal of striking a balance between capital generated through debt versus equity. Polestar's capital is summarized as follows:

	As of December 31,
	2024	2023
Share capital and other contributed capital	3,646,196	3,636,355
Current liabilities to credit institutions	2,512,394	2,026,665
Other non-current interest-bearing liabilities - related parties	1,410,258	1,413,257
Non-current liabilities to credit institutions	927,235	—
Interest-bearing current liabilities - related parties	100,662	73,814
Total capital	$8,596,745	$7,150,091
As of December 31, 2024, Polestar's main sources of debt are short-term working capital loans which are entered into with credit institutions, long-term working capital loans which are entered into with credit institutions, and long-term related party loans. These obligations are reflected within non-current and current liabilities to credit institutions and other non-current and current interest-bearing liabilities - related parties on the Consolidated Statement of Financial Position, Polestar's working capital loans have a weighted average cost of capital of 5.05% and long-term related party loans have a weighted average cost of capital of 10.35%, As of December 31, 2023, Polestar's working capital loans and long-term related party loans had a weighted average cost of capital of 6.41% and 10.39%, respectively.
Note 4 - Revenue
Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the year ended December 31,
	2024	2023	2022
Sales of vehicles[1]	1,975,864	2,313,124	2,386,685
Vehicle leasing revenue	17,175	17,421	16,719
Sales of software and performance engineered kits	15,344	18,994	21,308
Other revenue	14,960	17,094	5,122
Sales of carbon credits	10,918	1,452	10,984
Total	$2,034,261	$2,368,085	$2,440,818
1 - Revenue related to sales of vehicles is inclusive of (1) sales of accessories recognized at a point in time and (2) extended and connected services recognized over time.
For the years ended December 31, 2024, 2023, and 2022, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles, software performance upgrades and sale of technology to other related parties. As of December 31, 2024, the total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of one or more years was $120,188. Of this amount, Polestar expects to recognize $12,188 in the next 12 months and the rest over the remaining performance obligation period. Additionally, changes in regulations on automotive regulatory credits may significantly impact our remaining performance obligations and revenue to be recognized under these contracts.
For the years ended December 31, 2024 and 2022, no individual customer exceeded 10% of revenue. During the year ended December 31, 2023, the Group's largest individual customer that was not a related party accounted for $372,597 (16%) of revenue. Refer to Note 27 - Related party transactions for further details on revenue from related parties.
Refund liabilities
For the years ended December 31, 2024, 2023, and 2022, the Group reduced revenue by $305,086, $119,832, and $54,909 for amounts related to variable consideration due to customers or service providers incentivizing contracts with customers, primarily in the form of volume related bonuses or discounts, residual value guarantees, and interest rate subvention schemes. Accruals related to refund liabilities are presented in other current liabilities, other non-current liabilities, and other current liabilities - related parties. Refer to Note 24 - Other current and non-current liabilities.
Contract liabilities

	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2023	39,856	28,511	13,035	81,402
Provided for during the year	30,811	14,469	56,022	101,302

Released during the year	(23,917)	(4,973)	(18,704)	(47,594)
Translation differences and other	755	1,558	609	2,922
Balance as of December 31, 2023	$47,505	$39,565	$50,962	$138,032
of which current	22,150	6,135	46,594	74,879
of which non-current	25,355	33,430	4,368	63,153

Provided for during the year	27,295	14,567	5,795	47,657
Released during the year	(25,672)	(6,656)	(48,406)	(80,734)
Translation differences and other	(2,037)	(3,734)	(533)	(6,304)
Balance as of December 31, 2024	$47,091	$43,742	$7,818	$98,651
of which current	23,649	7,348	6,652	37,649
of which non-current	23,442	36,394	1,166	61,002
As of December 31, 2024, total contract liabilities amounted to $98,651, which was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue. As of December 31, 2023, total contract liabilities amounted to $138,032, which was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.
Revenue recognized during the year ended December 31, 2024 related to contract liabilities outstanding as of January 1, 2024 was $74,879. Revenue recognized during the year ended December 31, 2024 related to performance obligations satisfied during the year ended December 31, 2023 was $31,298.
Revenue recognized during the year ended December 31, 2023 related to contract liabilities outstanding as of January 1, 2023 was $32,384. Revenue recognized during the year ended December 31, 2022 related to contract liabilities outstanding as of January 1, 2022 was $27,989. No revenue was recognized during the years ended December 31, 2023 and 2022 related to performance obligation fully or partially satisfied in prior periods.
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
The following tables show the breakdown of Polestar Group’s revenue from external customers and non-current assets (PPE, vehicles under operating leases, and intangibles and goodwill) by geographical location where the Polestar company recognizing the revenue is located:

	For the year ended December 31,
Revenue	2024	2023	2022
United Kingdom	401,790	529,372	338,042
Sweden	353,590	272,891	358,607
USA	219,888	388,080	515,711
Germany	156,361	242,923	287,010
Belgium	123,254	111,829	88,823
Norway	112,958	92,688	231,310
Netherlands	99,848	98,351	111,316
Denmark	91,375	95,234	67,836
Canada	77,023	129,209	84,220
China	74,373	26,216	39,203
Australia	61,691	103,288	64,547
Finland	46,215	45,567	42,236
Switzerland	43,259	42,611	37,855
Austria	35,583	33,898	27,604
Korea	32,279	59,809	118,108
Spain	29,501	21,594	4,927

Italy	16,988	35,244	1,067
Other regions[1]	58,285	39,281	22,396
Total	$2,034,261	$2,368,085	$2,440,818
1 - Revenue: Other regions primarily consist of Portugal, Luxembourg, Ireland and Singapore for the year ended December 31, 2024, Spain, Ireland and Portugal for the year ended December 31, 2023, and Singapore for the year ended December 31, 2022.

	As of December 31,
Non-current assets[1]	2024	2023
Sweden	1,015,649	1,305,295
China	417,070	549,531
USA	84,211	5,017
United Kingdom	63,738	32,342
Other regions[2]	54,061	72,784
Total	$1,634,729	$1,964,969
1 - Non-current assets: excludes Deferred tax assets, Other non-current assets and Other investments.
2 - Other regions primarily consist of Germany, Australia and Belgium in 2024 and Switzerland, Australia, Germany and Belgium in 2023. In the annual report of 2023, Germany was disclosed separately but is now aggregated into Other regions.
Note 6 - Expenses by nature
The following table illustrates the Group's expenses for major functions by nature:

	For the year ended December 31,
	2024	2023	2022
Inventory costs	2,112,317	2,183,847	2,174,192
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	622,092	339,568	—
Advertising, selling, and promotion costs	301,199	390,962	298,347
Professional services and consultant costs	283,397	252,734	270,656
Employee benefit costs	209,148	235,656	188,710
Impairment of inventory	89,744	146,550	14,830
Warranties and costs associated with settling contract liabilities	69,215	91,548	131,447
Sales agent costs	58,009	53,570	54,611
Depreciation and amortization expense	55,719	115,445	140,806
Maintenance and insurance service costs	17,910	21,844	15,901
Other costs	20,731	47,955	65,263
Total cost of sales, selling, general and administrative expense, and research and development expense	$3,839,481	$3,879,679	$3,354,763
Note 7 - Employee benefits
The total employee benefits costs for the Group (including key management personnel) during the periods presented were as follows:

	For the year ended December 31,
	2024	2023	2022
Wages, salaries, and other short-term benefits	116,804	157,011	127,242
Social security and other social benefits	49,828	44,255	30,216
Post-employment benefits	26,948	29,523	26,294
Share-based compensation	9,841	4,867	4,958
Termination benefits	5,727	—	—
Total employee benefits	$209,148	$235,656	$188,710
Post-employment benefits primarily reflects those related to defined contribution plans for the years ended December 31, 2024, 2023 and 2022, inclusive of costs related to the ITP 2. Expenses related to defined contribution plans amounted to $19,888, $21,125 and $20,664 for the years ended December 31, 2024, 2023 and 2022, respectively.
The following table discloses total costs related to employee benefits for the Group’s Executive Management Team (“EMT”) and managing directors at the Group’s sales units:

	For the year ended December 31,
	2024	2023	2022
Termination benefits	5,727	—	—
Short-term employee benefits	5,711	6,205	8,486
Share-based compensation	1,430	1,829	1,294
Post-employment benefits	656	907	996
Other long-term benefits	—	—	228
Total benefits to key management personnel only	$13,524	$8,941	$11,004
The Group’s EMT has the authority and responsibility for planning, directing, and controlling the Polestar Group’s activities. The CEO has the ultimate authority for approval of actions proposed by each member of the EMT. As of December 31, 2024, the EMT consisted of the following individuals:
•Michael Lohscheller (CEO);
•Jean-François Mady (Chief Financial Officer, “CFO”); and
•Jonas Engström (Chief Operating Officer, ("COO").
Effective December 2024, EMT included a COO position.
As of December 31, 2023, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO); and
•Johan Malmqvist (CFO).
On August 31, 2023, Dennis Nobelius resigned as COO.
As of December 31, 2022, the EMT consisted of the following individuals:
•Thomas Ingenlath (CEO);
•Johan Malmqvist (CFO); and
•Dennis Nobelius (COO).
The average monthly number of persons employed by the Group (including key management personnel) for the periods presented were as follows:

	For the year ended December 31,
	2024	2023	2022
Sales and marketing	707	796	705
R&D, design, and digital	656	756	639
Manufacturing	18	19	12
Management, administration, and others	550	651	534
Total average monthly headcount of the Group	1,931	2,222	1,890
Note 8 - Share-based payment
As noted in Note 2 - Significant accounting policies and judgements, Polestar granted shares to employees under the Omnibus Plan and employee stock purchase plan as part of the Group’s employee compensation. The Omnibus Plan includes several types of programs, including: At-listing Plan, Post-listing Plan, Free Share Plan, and the One-time retention bonus plan, all of which are equity-settled. The employee stock purchase plan is an equity-settled share-matching program.
The following table illustrates share activity for the year ended December 31, 2024:

	Number of PSUs	Number of RSUs	Number of RSAs	Total
Outstanding as of January 1, 2024	1,971,076	762,071	—	2,733,147
Granted	3,353,293	11,359,298	876,835	15,589,426
Vested	—	(144,249)	—	(144,249)
Cancelled	(1,585,249)	(1,250,974)	(9,187)	(2,845,410)
Outstanding as of December 31, 2024	3,739,120	10,726,146	867,648	15,332,914
The following table illustrates share activity for the year ended December 31, 2023:

Number of PSUs	Number of RSUs	Number of Free Shares	Total

Outstanding as of January 1, 2023	858,821	458,620	4,222	1,321,663
Granted	1,378,621	530,424	—	1,909,045
Vested	—	(169,853)	(4,222)	(174,075)
Cancelled	(266,366)	(57,120)	—	(323,486)
Outstanding as of December 31, 2023	1,971,076	762,071	—	2,733,147
The following table illustrates total share-based compensation expense, all of which was equity settled, for the years ended December 31, 2024, 2023, and 2022:

	For the year ended December 31,
	2024	2023	2022
Selling, general and administrative expense	7,257	5,131	7,128
Research and development expense	2,584	262	2,781
Total	$9,841	$5,393	$9,909
At-listing plan
All executives and other key management members are eligible to receive RSUs under this plan. RSUs were granted on September 9, 2022 with the vesting commencement date of June 24, 2022; 33% of the RSUs vested on October 3, 2022 and 33% of the RSUs vested on June 24, 2023. The remaining RSUs will vest in one installment, with the final 34% of awards vesting on June 24, 2024. In order for the RSUs to vest, the employee must remain employed with Polestar at the vesting date. The total number of RSUs granted in 2022 was 517,220, with a fair value of $3,476 as of the grant date. During 2023, the total number of awards vested was 169,853 with a fair value of $1,141. During 2023, the total number of awards cancelled due to employees who left the company amounted to 23,780 with a fair value of $160. During 2024, the remaining awards vested, a total of 144,249 shares with a fair value of $969. The total number of awards cancelled due to employees who left the company in 2024 amounted to 8,656 with a fair value of $58.
Post-listing plan
Under this plan, the EMT (i.e., CEO, CFO, and COO), are eligible to receive PSUs and other key management members are eligible to receive RSUs and PSUs. The following table outlines the key terms of awards granted under the plan:

Plan Year	Award Type	Grant Date	Vesting Period	Vesting Commencement Date	Final Vesting Date
2024	PSUs & RSUs	April 5, 2024	3-year cliff	January 1, 2024	June 1, 2027
2023	PSUs & RSUs	April 3, 2023	3-year cliff	January 1, 2023	April 3, 2026
2022	PSUs & RSUs	September 9, 2022	3-year cliff	June 24, 2022	June 24, 2025
In order for the participants to receive PSUs, the Group must achieve the following market and non-market performance-based targets:
Market condition
•25% value creation – The target is equal to positive relative market value development compared to a specified peer group. This is measured by Relative Total Shareholder Return (“rTSR”) which captures share price change (of a single share) and dividend reinvestment. Relative rTSR is a metric that will be externally measured.
Non-market conditions
•25% financial performance – The target metric varies by plan year. For the 2024 plan year, the target is equal to accumulated earnings before interest and taxes ("EBIT") from January 1, 2024 through December 31, 2026. For the 2023 and 2022 plan years, the target is equal to unleveraged free cash flow accumulated from December 1, 2023 through December 31, 2025 and July 1, 2022 through December 31, 2024, respectively. Unleveraged free cash flow is defined as net income, plus net financial items, depreciation and amortization, less investments in intangible assets, investments in plant, property and equipment and change in net working capital.
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
•30% operational milestones – The target is the fulfillment of operational milestones driving growth and stand-alone capabilities.
The following table summarizes the awards granted and canceled in each period along with their respective fair values:

Year Ended	Award Status	Total Awards	PSUs	PSUs Fair Value	RSUs	RSUs Fair Value
December, 31, 2024	Granted	4,708,167	3,353,293	$5,248	1,354,874	$2,073
	Canceled	1,926,607	1,585,249	$4,473	341,358	$992

December, 31, 2023	Granted	1,909,045	1,378,621	$5,073	530,424	$2,010
	Canceled	299,706	266,366	$980	33,340	$126
December, 31, 2022	Granted	970,904	858,821	$6,031	112,083	$753
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
Employee stock purchase plan
Under this recurring annual plan, all permanent employees who meet the eligibility criteria, excluding executive directors, are eligible to receive RSAs. Each annual plan spans 24 months, with employees contributing through 12 monthly net salary deductions to purchase shares in the first year, followed by a 12-month holding period. Polestar matches each acquired share with one additional share in the form of an RSA. The RSAs begin vesting upon the purchase of shares, with full vesting completed at the end of the holding period. To receive the matching RSAs, employees must retain the acquired shares and remain employed until the vesting date. During 2024, the total number of RSAs granted was 876,835, with a fair value of $1,990. The total number of shares cancelled due to employees who left the company in 2024 amounted to 9,187 with a fair value of $21.
One-time share-based retention program
On March 6, 2024, Polestar introduced a one-time share-based retention program for all permanent employees hired no later than December 1, 2023, in place of the 2023 Polestar Bonus. Under this program, Polestar granted RSUs on June 3, 2024, with an 11-month vesting period ending on May 3, 2025. The number of RSUs granted to each participant corresponds to Polestar's share price on the grant date and the cash value of that would have been granted to them under the 2023 Polestar Bonus. Receipt of this award is contingent upon the employee remaining employed with Polestar through the vesting date. During 2024, the total number of RSUs granted was 10,004,424 with a fair value of $8,108.The total number of shares cancelled due to employees who left the company in 2024 amounted to 900,960 with a fair value of $730.
Note 9 - Other operating income and expense
The following table details the Group’s other operating income and expense:

	For the year ended December 31,
Other operating income	2024	2023	2022
Transition services to Polestar Times Technology	26,944	—	—
Sales of plant operation services to a related party	10,100	25,202	—
Reduction of litigation provision, net of insurance	2,345	—	—
Gain on asset grouping sold to a related party	—	16,334	—
Sales of carbon credits to a related party	—	5,628	—
Net foreign exchange rate difference	—	37,466	—
Other operating income	20,043	15,773	4,723
Total	$59,432	$100,403	$4,723

	For the year ended December 31,
Other operating expense	2024	2023	2022
Net foreign exchange rate difference	43,705	—	2,264
Transition services to Polestar Times Technology	8,939	27,630	—
Non-income tax expense	1,248	669	1,083

Litigation expense, net of insurance	—	25,676	—
Other operating expenses	13,631	4,348	1,681
Total	$67,523	$58,323	$5,028
Refer to Note 10 - Investment in associates for further details on Transition services to Polestar Times Technology; Note 27 - Related party transactions for further details on sales of plant operation services and gain on assets held for sale; and Note 28 - Assets held for sale for further details on gain on assets held for sale.
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
In January 2024, Polestar Technology, selected Nanjing as its final province of registration and was renamed to Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). On February 29, 2024, Polestar Times Technology, Polestar, Xingji Meizu, and Nanjing Jiangning Economic and Technological Development Zone Industrial Equity Investment Partnership (the "Nanjing Investor") entered an agreement for Polestar Times Technology to receive an additional $60,360 in capital from the Nanjing Investor over four installments in exchange for equity; subject to Polestar Times Technology achieving certain increased paid-in capital and invoiced sales thresholds in Nanjing province. Additionally, Polestar Times Technology can receive an additional $148,298 in the form of capital reserves from the Nanjing Investor over the four installments. In the event Polestar Times Technology achieves these thresholds and secures the investment installments from the Nanjing Investor, Polestar's ownership in Polestar Times Technology will decrease to 37.6% over time. Polestar Times Technology is not publicly listed.
As of December 31, 2024, Polestar has finalized cash injection of $29,400 for the first contribution initially recognized as of December 31, 2023 into Polestar Times Technology. An additional cash injection of $4,900 was carried out, an accrual for additional investment of $9,608 was recorded, and 46.2% ownership was maintained as of December 31, 2024. The remaining 48.1% and 5.7% was owned by Xingji Meizu and the Nanjing Investor, respectively. As of December 31, 2023, Polestar owned 49% of Polestar Times Technology and the remaining 51% was owned by Xingji Meizu. Polestar and Xingji Meizu held 40% and 60%, respectively, of the voting interests in Polestar Times Technology by virtue of their board seats and associated rights. The Group accounts for its investment in Polestar Times Technology under the equity method.
In the event of the dissolution of Polestar Times Technology and if Polestar Times Technology's assets are insufficient to meet its debt obligations, shareholders who have not fully made their required capital contributions and other shareholders existing at the time of establishment of the company, may be held jointly responsible for the remaining debts, limited to the value of their unpaid contributions.
Transition services and corporate services
On June 19, 2023, Polestar began providing transition services to Polestar Times Technology to assist Polestar Times Technology through the start-up process. As the terms of the transition service agreement were not finalized and signed until December 20, 2023, these services were provided to Polestar Times Technology without an agreement of commercial and legal terms (i.e., a contract) between the Group and Polestar Times Technology; resulting in Polestar providing the transition services to Polestar Times Technology at its own risk and without rights to consideration from Polestar Times Technology prior to December 20, 2023. Polestar continued providing certain services to Polestar Times Technology after the transition period ending on December 31, 2023 to assist Polestar Times Technology in daily operation. As the terms of this corporate service agreement were not finalized and signed until September 3, 2024, these services were provided to Polestar Times Technology without a contract between the Group and Polestar Times Technology resulting in Polestar providing the corporate services to Polestar Times Technology at its own risk and without rights to consideration from Polestar Times Technology prior to September 3, 2024.
All related costs were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss prior to signing and then reclassified to Other operating expenses at contract signing. Additionally, Polestar did not record an accrued asset and corresponding other operating income associated with the right to receive payment for the transition services from Polestar Times Technology at contract signing because the probability of collecting consideration was deemed to be remote due to Polestar Times Technology's lack of available liquidity. Until facts and circumstances change such that it becomes probable Polestar will collect consideration under the terms of the agreement, other operating income will be recognized if and when payment is received from Polestar Times Technology.
During the year ended December 31, 2024, Polestar collected consideration from Polestar Times Technology and recognized around $23,400 in income associated with transition and corporate services provided to Polestar Times Technology during the year ended December 31, 2023 which are presented in other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss. Polestar also collected consideration from Polestar Times Technology and recognized $3,544 in income associated with corporate services provided to Polestar Times Technology during the year ended December 31, 2024.
On September 3, 2024, Polestar signed a Corporate Service Agreement ("SLA Agreement") with Polestar Times Technology to provide long-term services to Polestar Times Technology. The SLA Agreement outlines that certain transition service activities will continue until December 31, 2025. The services provided include legal, finance, tax, human resources and other services and from time-to-time (including logistics and digital services). During the year ended December 31, 2024, Polestar recognized $8,939 in expenses associated with providing corporate services to Polestar Times Technology which are presented in other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss. During the year ended December 31, 2024, the probability of collecting consideration in exchange for services provided to Polestar Times Technology remained remote due to

Polestar Times Technology's lack of available liquidity. Polestar did not record an accrued asset and corresponding Other operating income associated with the right to receive payment for the transition services from Polestar Technology. Other operating income will be recognized if and when payment is received from Polestar Technology.
Sales of vehicles
During the year ended December 31, 2023, Polestar and Polestar Times Technology entered into multiple vehicle sale and purchase agreements for Polestar to sell and deliver PS4s to Polestar Times Technology. Similar to transition services, the probability of collecting consideration under these agreements was deemed to be remote due to Polestar Times Technology's lack of available liquidity. As such, Polestar did not record an accrued asset and corresponding revenue associated with the right to receive payment for the vehicles. Until facts and circumstances change such that it becomes probable Polestar will collect consideration under the terms of the agreements, revenue will be recognized if and when payment is received from Polestar Times Technology. Additionally, despite Polestar Times Technology's lack of liquidity, physical possession and title to the vehicles are transferred to Polestar Times Technology without encumbrance or a right for Polestar to repossess the vehicles in the event Polestar Times Technology does not pay. This results in full recognition of inventory costs in cost of sales in the Consolidated Statement of Loss and Comprehensive Loss upon delivery; offset only by an adjustment for the equity method elimination of downstream sales. During the year ended December 31, 2023, the total expense in cost of sales for vehicles delivered where revenue was not recognized was $28,376, offset by adjustments for the elimination of downstream sales of $13,904.
During the year ended December 31, 2024, the probability of collecting consideration in exchange for vehicles sold to Polestar Times Technology remained remote due to Polestar Times Technology's lack of available liquidity. While Polestar did collect consideration from Polestar Times Technology during the year ended December 31, 2024 for certain vehicles sold during the year ended December 31, 2023 and December 31, 2024, the circumstances regarding Polestar Times Technology's liquidity have not improved. As such, the Group's accounting for sales of vehicles to Polestar Times Technology remained unchanged from the year ended December 31, 2023. During the year ended December 31, 2024, the Group collected consideration and recognized revenue related to sales of vehicles for $69,478 of which $31,298 pertained to vehicles delivered during the year ended December 31, 2023 and $38,180 pertained to vehicles delivered during the year ended December 31, 2024. As of December 31, 2024, the Group remains unpaid for 416 vehicles delivered to Polestar Times Technology during the year ended December 31, 2024, totaling $15,981 of unrecognized revenue.
Brand licensing
On November 15, 2023, Polestar licensed the use of the Polestar branding to Polestar Times Technology for use in its commercial operations in China in exchange for an annual royalty equal to 2% of Polestar Times Technology's net revenue each year. For the years ended December 31, 2024 and 2023, no royalty revenue was recognized from Polestar Times Technology.
Sale of operating assets
On November 28, 2023, Polestar agreed to assign certain lease agreements and sell other related assets to Polestar Times Technology for their fair value of $8,159. This asset grouping was not classified as held for sale as of December 31, 2023 because Polestar deemed it unlikely that significant changes to the agreement would not occur or that the agreement would not be terminated after signing due to Polestar Times Technology's lack of liquidity and other unforeseen complexities. These assets were ultimately transferred in September 2024 and November 2024. However, as of December 31, 2024, no payment has been received from Polestar Times Technology.
The following table summarizes the activity related to Polestar's investment in Polestar Times Technology:

Balance as of January 1, 2023	—
Investment in Polestar Times Technology	29,400
Elimination of effects of downstream sales	13,904
Recognized share of losses in Polestar Times Technology	(43,304)
Balance as of December 31, 2023	$—
Investment in Polestar Times Technology	14,508
Elimination of effects of downstream sales	(9,538)
Recognized share of losses in Polestar Times Technology	(4,970)
Balance as of December 31, 2024	$—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Times Technology:

Unrecognized balance as of January 1, 2023	—
Unrecognized share of losses in Polestar Times Technology	(1,407)
Unrecognized balance as of December 31, 2023	$(1,407)
Unrecognized share of losses in Polestar Times Technology	(64,581)
Unrecognized balance as of December 31, 2024	$(65,988)

The following table provides summarized financial information from Polestar Times Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment for year ended in December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023
Polestar's percentage ownership interest	46.2%	49%
Non-current assets	46,918	19,295
Current assets	48,501	95,770
Non-current liabilities	(20,007)	(8,774)
Current liabilities	(175,538)	(137,689)
Net liabilities	$(100,126)	$(31,398)
Less: capital reserves	(30,156)	—
Less: share capital attributable to Xingji Meizu	(16,641)	—
Adjusted net liabilities	$(146,923)	$(31,398)
The Group's share of net liabilities	(67,878)	(15,385)
Elimination of effects of downstream sales in inventory	2,578	13,904
Elimination of effects of downstream sales in long-term assets	1,789	—
Unrecognized losses in Polestar Times Technology	64,581	1,407
Other reconciling items	(1,070)	74
Carrying amount of the Group's investment in Polestar Times Technology	$—	$—

Revenue	53,248	1,445
Net loss	(150,864)	(91,247)
Other comprehensive loss	320	—
Total comprehensive loss	(150,544)	(91,247)
The Group's share of losses in Polestar Times Technology	$(69,551)	$(44,711)
Note 11 - Finance income and expense
The following table details the Group’s finance income and expense:

	For the year ended December 31,
Finance income	2024	2023	2022
Interest income on bank deposits	21,093	32,280	7,658
Other finance income	2,786	49	894
Net foreign exchange rate gains on financial activities	—	37,236	—
Total	$23,879	$69,565	$8,552

	For the year ended December 31,
Finance expense	2024	2023	2022
Interest expense on credit facilities and financing obligations	187,151	116,190	33,331
Interest expense on related party trade payables and financing liabilities	140,838	84,480	37,945
Net foreign exchange rate losses on financial activities	52,603	—	30,920
Interest expense related to lease liabilities	7,423	5,008	6,201
Other finance expenses	3,009	11	5
Loss on debt modification	2,761	7,553	—
Total	$393,785	$213,242	$108,402
For the years ended December 31, 2024, 2023, and 2022, interest expense to related parties was comprised of interest on overdue trade payables balances and interest on related party borrowings. For the years ended December 31, 2024 and 2023, loss on debt modification relates to loss incurred on Polestar's modification of its related party convertible instrument with Volvo Cars. Refer to Note 27 - Related party transactions for further discussion.
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
The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2023	78,188	47,083	125,271
Additions	49,807	4,762	54,569
Cancellations	(7,958)	(715)	(8,673)
Effect of foreign currency exchange rate differences	2,576	(1,298)	1,278
Balance as of December 31, 2023	$122,613	$49,832	$172,445
Additions	32,184	37,894	70,078
Cancellations	(39,609)	(2,100)	(41,709)
Remeasurement	—	(713)	(713)
Effect of foreign currency exchange rate differences	(6,463)	(1,838)	(8,301)
Balance as of December 31, 2024	$108,725	$83,075	$191,800

Accumulated depreciation
Balance as of January 1, 2023	(18,934)	(11,776)	(30,710)
Depreciation expense	(19,110)	(1,656)	(20,766)
Depreciation expense capitalized to inventory	—	(5,682)	(5,682)
Depreciation expense employee benefits	—	(1,635)	(1,635)
Cancellations	4,318	449	4,767
Impairment loss	—	(19,361)	(19,361)
Effect of foreign currency exchange rate differences	(565)	509	(56)
Balance as of December 31, 2023	$(34,291)	$(39,152)	$(73,443)
Depreciation expense	(24,780)	(1,543)	(26,323)
Depreciation expense capitalized to inventory	—	(845)	(845)
Depreciation expense employee benefits	—	(2,070)	(2,070)
Cancellations	18,385	1,013	19,398
Impairment loss	—	(7,152)	(7,152)
Effect of foreign currency exchange rate differences	2,517	374	2,891
Balance as of December 31, 2024	$(38,169)	$(49,375)	$(87,544)

Carrying amount as of December 31, 2023	$88,322	$10,680	$99,002
Carrying amount as of December 31, 2024	$70,556	$33,700	$104,256
Amounts related to leases recognized in the Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the year ended December 31,
	2024	2023	2022
Income from sub-leasing right-of-use assets	2,391	1,729	1,415
Expense relating to short-term leases	(637)	(888)	(1,598)
Expense relating to lease of low value assets	(8)	(5)	—
Interest expense on leases	(7,423)	(5,008)	(6,201)
The current and non-current portion of the Group´s lease liabilities are as follows:

	As of December 31,
	2024	2023
Current lease liabilities	13,923	19,547

Current lease liabilities - related party	16,999	10,628
Non-current lease liabilities	47,918	54,439
Non-current lease liabilities - related party	56,431	42,634
Total	$135,271	$127,248
Expected future lease payments to be made to satisfy the Group´s lease liabilities are as follow:

	As of December 31,
	2024	2023
Within 1 year	35,129	32,685
Between 1 and 2 years	37,128	33,275
Between 2 and 3 years	19,865	28,033
Between 3 and 4 years	17,179	18,634
Between 4 and 5 years	15,832	11,463
Later than 5 years	38,862	15,458
Total	$163,995	$139,548
For the years ended December 31, 2024, 2023, and 2022, total cash outflows related to leases, inclusive of interest paid, amounted to $43,069, $26,924, and $25,649, respectively.
Polestar Group as lessor
As a lessor, revenue recognized from operating leases are as follows:

	For the year ended December 31,
	2024	2023	2022
Vehicle leasing revenue	17,175	17,421	16,719
For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2023	113,614
Reclassification from inventories	47,438
Reclassification from PPE	56,899
Reclassification to inventories	(82,222)
Effect of foreign currency exchange rate differences	5,719
Balance as of December 31, 2023	$141,448
Reclassification from inventories	73,795
Reclassification from PPE	—
Reclassification to inventories	(83,246)
Effect of foreign currency exchange rate differences	(7,925)
Balance as of December 31, 2024	$124,072

Accumulated depreciation & impairment
Balance as of January 1, 2023	(16,428)
Depreciation expense	(6,773)
Impairment loss	(48,754)
Reclassification to inventories	12,476
Reclassification from PPE	(9,873)
Effect of foreign currency exchange rate differences	(1,873)

Balance as of December 31, 2023	$(71,225)
Depreciation expense	(12,958)
Impairment loss	(737)
Reclassification to inventories	15,431
Reclassification from PPE	—
Effect of foreign currency exchange rate differences	1,554
Balance as of December 31, 2024	$(67,935)

Carrying amount as of December 31, 2023	$70,223
Carrying amount as of December 31, 2024	$56,137
Note 13 - Income tax benefit (expense)
Income tax benefit (expense) recognized in the Consolidated Statement of Loss and Comprehensive Loss is as follows:

	For the year ended December 31,
	2024	2023	2022
Current income tax for the year	(35,585)	(13,725)	(21,144)
Deferred taxes	42,581	38,810	(7,629)
Foreign taxes	2,170	(15,633)	(984)
Total	$9,166	$9,452	$(29,757)
Information regarding current year income tax benefit (expense) based on the applicable UK rates are as follows:

	For the year ended December 31,
	2024	2023	2022
Loss before tax for the year	(2,059,063)	(1,191,327)	(449,260)
Tax according to the applicable tax rate[1]	514,766	280,200	85,359
Effect of different tax rates in other countries	(76,738)	(25,817)	16,559
Operating income/costs, non taxable2-3	(50,039)	19,924	85,861
Withholding tax	2,170	(15,634)	(983)
Not recognized tax losses carried forward	(276,790)	(209,739)	(188,757)
Non-recognition of deferred tax assets on other temporary differences	(104,779)	(40,585)	(12,185)
Recognition/derecognition of deferred taxes from previous year	1,228	124	(11,830)
Current tax related to previous year	(652)	979	(3,781)
Total	$9,166	$9,452	$(29,757)
1 - 2024: 25% (UK rate), 2023: 23.52% (UK rate), 2022: 19% (UK rate)
2 - 2024: Main non-taxable income attributable to the fair value changes of the earn-out rights, corresponding tax $35,115. Within the group there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $49,513. Other non-deductable items net $35,641 including non-taxable income.
3 - 2023: Main non-taxable income attributable to the fair value changes of the earn-out rights, corresponding tax $104,233. Within the group there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $15,300. Other nondeductible items net $69,009 , including non-taxable income.
Information regarding the composition of recognized deferred tax assets is as follows:

	As of December 31,
Specification of deferred tax assets	2024	2023
Right-of use assets	31,361	30,068
Inventory	27,209	17,400
Provisions for residual value risks	17,295	—
Warranty	12,584	10,732
Accruals	10,759	22,560
Tax losses carried forward	8,340	30,131
Tangible assets	6,309	612
Other temporary differences	1,404	4,380
Recognized value of deferred tax assets as of December 31	$115,261	$115,883

Netting of asset and liability tax positions	(33,707)	(73,547)
Deferred tax assets as of December 31	$81,554	$42,336
Information regarding the composition of recognized deferred tax liabilities is as follows:

	As of December 31,
Specification of deferred tax liabilities	2024	2023
Lease liability	27,024	29,430
Accruals	5,374	13,008
Inventory	1,491	4,360
Intangible assets	448	23,825
Warranty	—	6,259
Recognized value of deferred tax liabilities as of December 31	$34,337	$76,882
Netting of asset and liability tax position	(33,707)	(73,547)
Deferred tax liability as of December 31	$630	$3,335
All changes in deferred tax assets and liabilities have been reported in the Consolidated Statement of Loss and Comprehensive Loss for the years ended December 31, 2024, 2023, and 2022 respectively. Deferred taxes have been calculated by applying the tax rate per jurisdiction.
2024 was the first year Polestar calculated and posted a provision for residual value guarantee, hence there is no comparative figure for 2023.
Information regarding the recognition deferred tax assets:
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
As of December 31, 2024 and 2023, the Group made the judgement that there is not sufficient, objectively verifiable evidence available which would demonstrate that it is more likely than not that the Group would be able to realize all deferred tax assets in the future. This resulted in deferred tax assets on tax loss carry forwards not being recognized amounting to $1,044,029 and $698,037 as of December 31, 2024 and 2023, respectively.
Tax loss carryforwards through the year of expiration are as follows:

	As of December 31,
	2024	2023
2025	2,425	—
2026	165,344	169,970
2027	103,696	109,965
2028	143,178	146,459
2029	311,913	135,403
2030 onwards	4,229,307	2,814,699
Tax loss carryforwards as of December 31	$4,955,863	$3,376,496
The increase in tax losses available for carryforward are mainly attributable to losses incurred as a consequence of the Group scaling its research and development expense to meet the demands of the growing business.
As of December 31, 2024, the Group had unused tax losses of $4,955,863, for which no deferred tax assets had been recognized due to unpredictability of future profit streams. As of December 31, 2024 and 2023, tax losses in Sweden of $4,031,242 and $2,814,699 respectively, have an indefinite carryforward period. As of December 31, 2024 and 2023, $885,091 and $545,618, respectively, have a five-year carryforward period.
In addition to the losses referred to above, the Group also had deferred tax assets arising on other temporary differences of $574,087 and $423,744 as of December 31, 2024 and 2023, respectively, where no deferred tax assets have been recognized.
Pillar Two
The Pillar Two legislation has been enacted or substantively enacted in several of the jurisdictions in which the Polestar Group operates. The legislation is effective for the Group’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes for the current year ending on December 31, 2024.
The assessment of the exposure to Pillar Two income taxes is based on the Group’s Consolidated Financial Statements for the current year. Based on the assessment performed, the transitional safe harbor relief applies for most jurisdictions, with the exception of Denmark, Ireland, and Portugal. The full effective tax rate (ETR) calculations for Denmark, Ireland, and Portugal result in an ETR lower than 15%.
The Group’s Pillar Two income tax expense is immaterial and relates to profits earned in Denmark, Ireland, and Portugal.
The Group has determined that the Pillar Two income tax – which it is required to pay under Pillar Two legislation – is an income tax in scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting. Any Pillar Two income taxes are accounted for as current taxes.
Note 14 - Net loss per share
For the years ended December 31, 2024 and 2023, potentially dilutive instruments issued were unvested equity-settled payments discussed in Note 8 - Share-based payment. For the year ended December 31, 2022, potentially dilutive instruments issued were the Class C Shares and the earn-out to the Former Parent related to the Closing of the BCA discussed in Note 18 - Reverse recapitalization, and unvested equity-settled payments discussed in Note 8 - Share-based payment. The Convertible Notes of the Former Parent were the only dilutive instrument outstanding prior to the reverse recapitalization and were converted to Class A Shares in the Group upon the Closing of the BCA. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. Dilutive net loss per share was the same as basic net loss per share for all periods presented.
Loss per share for the periods prior to the reverse recapitalization are retrospectively adjusted to reflect the number of equivalent shares issued by the parent to the former parent, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio of 8.335. Refer to Note 22 - Equity for further details. The following table presents the computation of basic and diluted net loss per share for the years ended December 31, 2024, 2023, and 2022 when applying the exchange ratio:

	For the year ended December 31,
	2024	2023	2022
	Class A and B Common Shares
Net loss attributable to Polestar Group	(2,049,897)	(1,181,875)	(479,017)
Weighted-average number of common shares outstanding:
Basic and diluted	2,110,285	2,110,069	2,027,328
Net loss per share (in ones):
Basic and diluted	(0.97)	(0.56)	(0.24)
The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the years ended December 31, 2024, 2023, and 2022:

	For the year ended December 31,
	2024	2023	2022
Earn-out Shares	158,177,609	158,177,609	158,177,609
Class C-1 Shares	20,499,965	20,499,965	15,999,965
Class C-2 Shares	4,500,000	4,500,000	9,000,000
PSUs	3,739,120	1,971,076	858,821
RSUs	10,726,146	762,071	458,620
Marketing consulting services agreement	—	—	125,000
RSAs	867,648	—	—
Total antidilutive shares	198,510,488	185,910,721	184,620,015
Note 15 - Intangible assets and goodwill
The following table depicts the split between Polestar Group's intangible assets, goodwill and trademarks:

	As of December 31,
	2024	2023
Intangible assets	994,881	1,368,259
Goodwill and trademarks	45,968	50,448
Total	$1,040,849	$1,418,707

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2023	208,966	3,203	1,565,849	1,778,018
Additions	97,720	7,665	241,048	346,433
Derecognition due to program changes	(8,341)	—	—	(8,341)
Divestments and disposals	—	—	(12,347)	(12,347)
Effect of foreign currency exchange rate differences	12,105	512	41,937	54,554
Balance as of December 31, 2023	$310,450	$11,380	$1,836,487	$2,158,317
Additions[1]	178,487	2,592	116,301	297,380
Derecognition due to program changes	—	(984)	—	(984)
Effect of foreign currency exchange rate differences	(33,908)	(1,323)	(141,668)	(176,899)
Balance as of December 31, 2024	$455,029	$11,665	$1,811,120	$2,277,814
Accumulated amortization and impairment
Balance as of January 1, 2023	(14,856)	(673)	(417,717)	(433,246)
Amortization expense	(748)	(812)	(77,895)	(79,455)
Amortization expense capitalized into inventory	—	—	(27,580)	(27,580)
Divestments and disposals	—	—	12,297	12,297
Impairment loss	(2,588)	—	(246,775)	(249,363)
Effect of foreign currency exchange rate differences	(597)	(63)	(12,051)	(12,711)
Balance as of December 31, 2023	$(18,789)	$(1,548)	$(769,721)	$(790,058)
Amortization expense	—	(2,055)	(6,310)	(8,365)
Amortization expense capitalized into inventory	(1,581)	—	(49,592)	(51,173)
Impairment loss[2]	(313,868)	(1,029)	(161,963)	(476,860)
Effect of foreign currency exchange differences	1,750	252	41,521	43,523
Balance as of December 31, 2024	$(332,488)	$(4,380)	$(946,065)	$(1,282,933)

Carrying amount as of December 31, 2023	$291,661	$9,832	$1,066,766	$1,368,259
Carrying amount as of December 31, 2024	$122,541	$7,285	$865,055	$994,881
1 - Of $297,380 in additions for the full year ended December 31, 2024 $157,373 has been settled in cash. These $157,373 are included in the $209,101 cash used for investing activities related to additions to intangible assets, and the remaining $51,728 relates to decreases in trade payables - related parties from prior years which were settled in cash during the full year ended December 31, 2024. Of $346,433 in additions for the year ended December 31, 2023, has $217,861 been settled in cash and included in cash used for investing activities related to additions to intangible assets.
2 - For the year ended December 31, 2024, Polestar 3, Polestar 5 and Polestar 6 CGU was assessed for impairment, and impairment losses amounting to $476,860 were recognized related to Intellectual property, where 100% of the amount was recognized within cost of sales.
For the year ended December 31, 2024, additions to internally developed IP are primarily related to Polestar 5 and various other internal programs, such as model year changes. Additions of acquired IP during the year ended December 31, 2024 were primarily related to acquisitions of Polestar 3 IP from Volvo Cars and Polestar 4 IP from Geely. Polestar also acquired IP related to model years changes of the Polestar 2 from Volvo Cars. Refer to Note 27 - Related party transactions for further details.
Changes to the carrying amount of goodwill and trademarks were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2023	46,460	2,307	48,767
Impairment loss	—	—	—
Effect of foreign currency exchange rate differences	1,601	80	1,681
Balance as of December 31, 2023	$48,061	$2,387	$50,448
Impairment loss	—	—	—
Effect of foreign currency exchange rate differences	(4,268)	(212)	(4,480)
Balance as of December 31, 2024	$43,793	$2,175	$45,968
Note 16 - Property, plant and equipment

As of December 31, 2024 and 2023, PPE has been reported in the Consolidated Statement of Financial Position with carrying amounts of $537,743 and $476,039, respectively. Of these amounts, $70,556 and $88,322 is related to ROU assets for leased buildings and land, and $33,700 and $10,680 is related to ROU assets for leased machinery and equipment, respectively. Refer to Note 12 - Leases for more details on the Group's ROU assets and operating leases.
Property, plant and equipment was as follows:

	Buildings and land	Machinery and equipment	Assets under construction	Total
Acquisition cost
Balance as of January 1, 2023	4,070	175,684	160,280	340,034
Additions[1]	4,699	81,253	122,869	208,821
Divestments and disposals	(313)	(47,419)	—	(47,732)
Reclassifications²	433	(27,606)	(29,726)	(56,899)
Effect of foreign currency exchange rate differences	27	(967)	(1,785)	(2,725)
Balance as of December 31, 2023	$8,916	$180,945	$251,638	$441,499
Additions[1]	5,133	66,874	171,439	243,446
Divestments and disposals	(4,525)	(2,567)	(651)	(7,743)
Reclassifications	1,963	250,630	(252,593)	—
Effect of foreign currency exchange rate differences	(621)	(19,720)	(3,637)	(23,978)
Balance as of December 31, 2024	$10,866	$476,162	$166,196	$653,224
Depreciation and impairment
Balance as of January 1, 2023	(1,010)	(81,245)	—	(82,255)
Depreciation expense	(1,715)	(6,736)	—	(8,451)
Depreciation capitalized into inventory	—	(7,000)	—	(7,000)
Divestments and disposal	25	45,206	—	45,231
Impairment loss[3]	—	(21,511)	(579)	(22,090)
Reclassifications²	(6)	9,879	—	9,873
Effect of foreign currency exchange rate differences	(3)	233	—	230
Balance as of December 31, 2023	$(2,709)	$(61,174)	$(579)	$(64,462)
Depreciation expense	(3,542)	(4,531)	—	(8,073)
Divestments and disposal	1,858	1,230	—	3,088
Depreciation capitalized into inventory	—	(15,042)	—	(15,042)
Impairment loss[4]	—	(65,222)	(72,121)	(137,343)
Effect of foreign currency exchange rate differences	239	1,856	—	2,095
Balance as of December 31, 2024	(4,154)	(142,883)	$(72,700)	$(219,737)

Carrying amount at December 31, 2023	$6,207	$119,771	$251,059	$377,037
Carrying amount at December 31, 2024	$6,712	$333,279	$93,496	$433,487

1 - Of $243,446 in additions for the year ended December 31, 2024, $128,960 has been settled in cash. These $128,960 are included in the $147,894 in the cash-flow from investing activities related to additions to property, plant and equipment, and the remaining $18,934 relates to decreases in trade payables - related parties from prior years which were settled in cash during the year ended December 31, 2024. Of $208,821 in additions for the year ended December 31, 2023, $109,141 has been settled in cash. These $109,141 are included in the $137,400 in the cash-flow from investing activities related to additions to property, plant and equipment, and the remaining $28,259 relates to decreases in trade payables from prior years which were settled in cash during the year ended December 31, 2023.
2 - For the years ended December 31, 2023, $47,026 is a reclassification from property, plant and equipment to assets under operating lease for vehicles that have been repurposed permanently and are currently in use for leasing business with customers.
3 - For the year ended December 31, 2023 the Polestar 2 CGU was assessed for impairment, and impairment losses amounting to $22,090 were recognized in cost of sales. The impairment amount was allocated to machinery and equipment, and assets under construction.
4 - For the year ended December 31, 2024, the Polestar 3 CGU, Polestar 5 CGU, and Polestar 6 CGU were assessed for impairment, and impairment losses amounting to $137,343 were recognized in cost of sales. The impairment amount was allocated to machinery and equipment, and assets under construction.
Note 17 - Financial instruments
The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	As of December 31, 2024				As of December 31, 2023
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other investments	—	—	—	—	—	—	2,414	2,414
Total financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—	$2,414	$2,414

Liabilities measured at FVTPL
Earn-out rights	—	—	28,778	28,778	—	—	155,402	155,402
Class C-1 Shares	2,870	—	—	2,870	4,920	—	—	4,920
Class C-2 Shares	—	630	—	630	—	1,080	—	1,080
Total financial liabilities measured at FVTPL	$2,870	$630	$28,778	$32,278	$4,920	$1,080	$155,402	$161,402
During the year ended December 31, 2024, Polestar wrote down the value of its 2022 investment in StoreDot to $0. The investment is presented in other investments in the Consolidated Statement of Financial Position and was valued at $2,414 as of December 31, 2023. The loss on this write-down is reflected within finance expense on the Consolidated Statement of Loss and Comprehensive Loss. Refer to Note 11 - Finance income and expense for additional details. During the year ended December 31, 2024, Polestar did not make any additional investments.
Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for more details on the financial liabilities related to the Class C Shares and the Earn-out rights.
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost included in the following captions:

	As of December 31,
Financial assets	2024	2023
Cash and cash equivalents	739,237	768,264
Trade receivables and trade receivables - related parties	190,249	187,742
Accrued income - related parties	42,839	152,605
Restricted cash	31,011	1,834
Other current receivables and other current receivables - related parties	12,013	35,496
Other non-current receivables	5,917	9,733
Total financial assets measured at amortized cost	$1,021,266	$1,155,674
Financial liabilities
Current and non-current liabilities to credit institutions	3,439,629	2,026,665
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties[1]	1,458,176	1,467,696
Trade payables and trade payables - related parties	893,914	368,145
Accrued expenses and accrued expenses - related parties	670,340	720,759
Current and non-current refund liabilities[2]	155,506	53,257
Current and non-current liabilities related to repurchase commitments	117,418	119,664
Interest-bearing current liabilities and interest bearing current liabilities - related parties[1]	114,585	93,361
Other current liabilities and other current liabilities - related parties	58,594	20,939
Advance payments from customers	17,344	16,415
Other non-current liabilities	8,094	64,990
Total financial liabilities measured at amortized cost	$6,933,600	$4,951,891
1 - The Group’s current and non-current lease liabilities are included in interest-bearing current liabilities and other non-current interest-bearing liabilities, respectively. The Group’s current and non-current related party lease liabilities are included in interest-bearing current liabilities - related parties and other non-current interest-bearing liabilities - related parties, respectively. These amounts are presented separately in Note 12 - Leases.
2 - The Group’s current related party refund liabilities are included in current and non-current refund liabilities above. These amounts are presented in other current liabilities - related parties on the Consolidated Statement of Financial Position.
Total interest income arising on financial assets measured at amortized cost related to cash and cash equivalents as of December 31, 2024, 2023, and 2022, and amounted to $21,093, $32,280, and $7,658, respectively. Total interest expense arising on financial liabilities measured at amortized cost related to liabilities to credit institutions, lease liabilities, other financing obligations, and related party liabilities as of December 31, 2024 amounted to $335,412. Total interest expense arising on financial liabilities measured at amortized cost related mainly to liabilities to credit institutions and other financing obligations as of December 31, 2023, and 2022, and amounted to $205,677 and $77,477, respectively.

The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2024:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	190,249	—	—	190,249
Accrued income - related parties	42,839	—	—	42,839
Other current receivables and other current receivables - related parties	12,013	—	—	12,013
Restricted cash	—	31,011	—	31,011
Other non-current receivables	—	3,659	2,258	5,917
Total financial assets measured at amortized cost	$245,101	$34,670	$2,258	$282,029

Financial liabilities
Current and non-current liabilities to credit institutions	2,512,394	927,235	—	3,439,629
Trade payables and trade payables - related parties	893,914	—	—	893,914
Accrued expenses and accrued expenses - related parties	670,340	—	—	670,340
Interest-bearing current liabilities and interest-bearing current liabilities - related parties	114,585	—	—	114,585
Current and non-current liabilities related to repurchase commitments	106,401	11,017	—	117,418
Current and non-current refund liabilities	103,219	52,287		155,506
Other current liabilities and other current liabilities - related parties	58,594	—	—	58,594
Advance payments from customers	17,344	—	—	17,344
Other non-current interest-bearing liabilities and other non-current interest-bearing liabilities - related parties	—	1,399,900	58,276	1,458,176
Other non-current liabilities	—	8,094	—	8,094
Total financial liabilities measured at amortized cost	$4,476,791	$2,398,533	$58,276	$6,933,600
The following table shows the maturities for the Group’s non-derivative financial assets and liabilities as of December 31, 2023:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	187,742	—	—	187,742
Accrued income - related parties	152,605	—	—	152,605
Other current receivables and other current receivables - related parties	35,496	—	—	35,496
Other non-current receivables	—	9,733	—	9,733
Restricted cash	—	1,834	—	1,834
Total financial assets measured at amortized cost	$375,843	$11,567	$—	$387,410

Financial liabilities
Liabilities to credit institutions	2,026,665	—	—	2,026,665
Accrued expenses and accrued expenses - related parties	720,760	—	—	720,760
Trade payables and trade payables - related parties	368,145	—	—	368,145
Liabilities related to repurchase commitments	119,664	—	—	119,664
Interest-bearing current liabilities and interest-bearing current liabilities - related parties	93,361	—	—	93,361
Current and non-current refund liabilities	52,006	1,251	—	53,257
Other current liabilities and other current liabilities - related parties	20,939	—	—	20,939
Advance payments from customers	16,415	—	—	16,415
Other non-current interest bearing liabilities and other non-current interest bearing liabilities - related parties	—	1,456,225	11,471	1,467,696

Other non-current liabilities	—	64,991	—	64,991
Total financial liabilities measured at amortized cost	$3,417,955	$1,522,467	$11,471	$4,951,893
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
Polestar's material financial instruments measured at FVTPL are its derivative financial liabilities for the Earn-out rights and Class C Shares. For the year ended December 31, 2024 and 2023, respectively, Polestar recognized $129,124 and $465,168, in gains for these financial instruments measured at FVTPL.
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

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)
Total SPAC identifiable net assets at fair value	$522,106
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

	As of December 31, 2024		As of December 31, 2023
	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	2,870	20,499,965	4,920	20,499,965
Class C-2 Shares	630	4,500,000	1,080	4,500,000
Total	$3,500	24,999,965	$6,000	24,999,965

Class C-1 Shares
As of January 1, 2023	17,920
Class C-2 Shares converted to Class C-1 Shares	3,285
Change in fair value measurement	(16,285)
As of December 31, 2023	$4,920
Change in fair value measurement	(2,050)
As of December 31, 2024	$2,870

Class C-2 Shares
As of January 1, 2023	10,080

Class C-2 Shares converted to Class C-1 Shares	(3,285)
Change in fair value measurement	(5,715)
As of December 31, 2023	$1,080
Change in fair value measurement	(450)
As of December 31, 2024	$630
The fair value change for Class C Shares are as follows:

	For the year ended December 31,
	2024	2023	2022
Fair value change - Class C-1 Shares	2,050	13,000	22,400
Fair value change - Class C-2 Shares	450	9,000	12,690
Fair value change - Class C Shares	$2,500	$22,000	$35,090
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

Earn-out Rights
As of January 1, 2023	$598,570
Change in fair value measurement	(443,168)
As of December 31, 2023	$155,402
Change in fair value measurement	(126,624)
As of December 31, 2024	$28,778
The fair value change of earn-out rights are as follows:

	For the year ended December 31,
	2024	2023	2022
Fair value change - Earn-out rights	126,624	443,168	902,068
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
Note 19 - Trade receivables
Trade receivables from contracts with customers represent sales transactions, conducted via sales units, within the markets in which the Group operates. The average credit term to finance service providers and fleet customers is two weeks. Refer to the Sale of goods, services and other section of Note 27 - Related party transactions for further information related to Trade Receivables - related parties.
The following table details the aging analysis of the trade receivables:

	Not overdue	1-30 days overdue	30-90 days overdue	>90 days overdue	Total
2024
Gross trade receivables, external	94,490	47,393	7,482	3,040	152,405
Trade receivables - related parties	13,901	1,051	99	22,793	37,844
Net trade receivables	$108,391	$48,444	$7,581	$25,833	$190,249
2023
Gross trade receivables, external	63,427	49,670	7,842	5,777	126,716
Trade receivables - related parties	52,313	7,474	1,204	35	61,026
Net trade receivables	$115,740	$57,144	$9,046	$5,812	$187,742
Management determines that a receivable is written off once reasonable means of collection have been unsuccessful and the Group has no reasonable expectations of recovering the entire contractual cash flows, or a portion thereof. As of December 31, 2024 and 2023, the Group has written off a de minimis amount of receivables.
Further information on credit risks for trade receivables is included in Note 3 - Financial risk management.
Note 20 - Inventories
The Group’s inventory primarily consisted of vehicles as follows:

	As of December 31,
	2024	2023
Work in progress	—	32
Finished goods and goods for resale	1,191,047	1,070,897
Provision for impairment	(111,686)	(143,243)
Total	$1,079,361	$927,686
Inventory costs recognized during the years ended December 31, 2024, 2023 and 2022 amounted to $2,112,317, $2,183,847 and $2,174,192, respectively, and were included in cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
For the years ended December 31, 2024, 2023, and 2022, write-downs of inventories to net realizable value amounted to $89,744, $146,550 and $14,830 respectively. The write-downs were recognized as an expense during the years ended December 31, 2024, 2023, and 2022 and were included in cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
The write-downs of inventories to net realizable value include significant judgement for the estimated market price (i.e., selling price of inventories less estimated costs of completion and estimated costs necessary to make the sales). Changing estimated market price could result in an increase or decrease to the write-downs recognized. For the year ended December 31, 2024, a 1% increase or decrease in estimated market price would result in a decrease of $5,022 or increase of $5,350 to the impairment loss, respectively; a

3% increase or decrease in estimated market price would result in a decrease of $14,379 or an increase of $16,999 to the impairment loss, respectively.
Inventories can be pledged as security for liabilities. Refer to Note 25 - Liabilities to credit institutions for further details.
Note 21 - Other current assets
Other current assets for the Group were as follows:

	As of December 31,
	2024	2023
Value added tax receivables	148,405	121,306
Prepaid expenses	40,800	35,856
Other current receivables	32,417	30,614
Insurance recovery assets	8,886	10,000
Advances to suppliers	8,399	16,452
Total	$238,907	$214,228
As of December 31, 2024 and 2023, prepaid expenses consisted primarily of prepaid insurance, selling expenses, and software license expenses, and other current receivables consisted primarily of accruals for future value added tax ("VAT") receivables where Polestar recognizes an asset for a future VAT receivable when it sells a vehicle under a repurchase commitment.
Note 22 - Equity
Changes in the Group's equity during the years ended December 31, 2024, 2023, and 2022 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Pre-closing of the merger with GGI
Balance as of January 1, 2022	197,026,729	35,377,866	(1,865,909)	(35,231)
Issuance during the period	—	—	—	—
Balance as of June 23, 2022	197,026,729	35,377,866	$(1,865,909)	$(35,231)
Closing of the merger with GGI
Removal of Polestar Automotive Holding Limited from the Group
Exchange of Class A for Class B (1:8.335)	(197,026,729)	1,642,233,575	1,565,447	(1,565,447)
Exchange of Class B for Class A (1:8.335)	294,877,349	(35,377,866)	281,090	(281,090)
Reclassification of GBP Redeemable Preferred Shares	—	—	(65)	65
Issuance of Volvo Cars Preference Shares[1]	58,882,610	—	(589)	(588,237)
Issuance to Convertible Note holders	4,306,466	—	(43)	43
Issuance to PIPE investors	26,540,835	—	(265)	(249,735)
Issuance to GGI shareholders	82,193,962	—	(822)	(521,285)
Listing expense	—	—	—	(372,318)
Transaction costs	—	—	—	38,903
Post-closing of the merger with GGI
Equity-settled share-based payment	876,451	—	(9)	(9,900)
Balance as of December 31, 2022	467,677,673	1,642,233,575	$(21,165)	$(3,584,232)
Equity-settled share-based payment	299,075	—	(3)	(5,390)
Related party capital contribution[2]	—	—	—	(25,565)
Balance as of December 31, 2023	467,976,748	1,642,233,575	$(21,168)	$(3,615,187)
Conversion of Class B to Class A (1:1)	1,592,341,000	(1,592,341,000)	—	—
Equity-settled share-based payment	144,249	—	(1)	(9,840)
Balance as of December 31, 2024	2,060,461,997	49,892,575	$(21,169)	$(3,625,027)
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
Refer to Note 1 - Overview and basis of preparation and Note 18 - Reverse recapitalization for more details on the merger with GGI.
Post-closing of the merger with GGI
Following the merger with GGI, 144,249, 174,075, and 501,451 Class A Shares were issued to employees of the Group as of December 31, 2024, 2023, and 2022 under the Omnibus Plan, respectively. 125,000 and 375,000 Class A Shares were issued in exchange for marketing services as of December 31, 2023, and 2022, respectively. Refer to Note 8 - Share-based payment for additional details. As of December 31, 2024, there were an additional 2,939,538,003 Class A Shares and 1,727,474,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
The following instruments of the Parent were issued and outstanding as of December 31, 2023:
•467,976,748 Class A Shares with a par value of $0.01, of which 220,918,695 were owned by related parties;
•1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,965 Class C-1 Shares with a par value of $0.10;
•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 GBP Redeemable Preferred Shares with a par value of GBP 1.00.
Prior to Volvo Cars' distribution of a portion of its shareholding in the Group in May 2024, Volvo Cars and PSD Investment Limited, both related parties to the Group, elected to convert 814,219,838 Class B Shares and 778,121,162 Class B Shares, respectively, into Class A Shares at a ratio of 1:1.
The following instruments of the Parent were issued and outstanding as of December 31, 2024:
•2,060,461,997 Class A Shares with a par value of $0.01, of which 1,675,841,017 were owned by related parties;
•49,892,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
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
Note 23 - Current and non-current provisions
Changes in the Group’s current and non-current provisions were as follows:

	Warranties	Employee benefits	Litigation	Other	Total
Balance as of January 1, 2023	123,529	13,418	—	4,063	141,010
Additions	91,240	2,832	35,676	19,702	149,450
Utilization	(44,995)	(11,704)	—	(13,053)	(69,752)
Reversals	(17,091)	(1,825)	—	(2,242)	(21,158)
Unwinding of discount and effect in changes due to discount rate	(10,975)	—	—	—	(10,975)
Calculated translational difference	2,985	501	—	292	3,778
Balance as of December 31, 2023	$144,693	$3,222	$35,676	$8,762	$192,353
of which current	44,582	2,139	35,676	6,348	88,745
of which non-current	100,111	1,083	—	2,414	103,608

Balance as of January 1, 2024	144,693	3,222	35,676	8,762	192,353
Additions	71,821	259	—	13,562	85,642
Utilization	(41,579)	(1,154)	(5,082)	(11,012)	(58,827)
Reversals	(40,186)	(215)	(3,459)	(180)	(44,040)
Unwinding of discount and effect in changes due to discount rate	3,075	—	—	—	3,075
Calculated translational difference	(9,233)	(1,210)	—	(234)	(10,677)
Balance as of December 31, 2024	$128,591	$902	$27,135	$10,898	$167,526
of which current	36,640	902	27,135	8,092	72,769
of which non-current	91,951	—	—	2,806	94,757
Litigation
Per the terms of the BCA governing the merger with GGI discussed in Note 1 - Overview and basis of preparation, Polestar is obligated to indemnify directors, officers, and employees of GGI for six years following the Closing of the merger. In August 2023, former public stakeholders of GGI filed a legal claim against certain directors, officers, and employees of GGI; alleging certain misconduct by these individuals with respect to their duties to GGI's stakeholders during and prior to GGI's merger with Polestar. As of December 31, 2024 and 2023, Polestar maintains a provision for $27,135 and $35,676, respectively, relating to its indemnification obligation towards the defendants, which is based on estimates of future expenditure, including related legal costs. Polestar's directors and officers insurance policy applies to the legal claim and provides coverage for up to $10,000 of costs after $5,000 has been paid by Polestar. However, as of December 31, 2024, and 2023, only $8,886 and $10,000, respectively, has been recognized and included in other current assets on the Consolidated Statement of Financial Position as a virtually certain recovery. As the outcome of the litigation includes inherent uncertainty, the final expenditure may not be known until there is a final and unappealable judgment. Polestar’s estimates of its obligation could change in the future if new facts and circumstances arise as the legal proceedings continue to develop.
Note 24 - Other current and non-current liabilities
Other current liabilities for the Group were as follows:

	As of December 31,
	2024	2023
Accrued expenses	283,212	125,384
VAT liabilities	115,501	88,520
Liabilities related to repurchase commitments	106,401	58,482

Refund liabilities	100,844	48,132
Liabilities related to assets under construction	62,896	111,120
Personnel related liabilities	31,757	37,518
Accrued interest	18,644	10,090
Other liabilities	21,322	10,501
Total	$740,577	$489,747
Accrued expenses were mainly related to marketing and product development; personnel related liabilities consisting of wages, salaries, and other benefits payable.
Other non-current liabilities for the Group were as follows:

	As of December 31,
	2024	2023
Refund liabilities	52,287	1,251
Liabilities related to repurchase commitments	11,017	61,182
Liabilities related to assets under construction	—	53,024
Other liabilities	8,094	11,966
Total	$71,398	$127,423
Note 25 - Liabilities to credit institutions
The carrying amount of Polestar Group’s liabilities to credit institutions as of December 31, 2024 and 2023 were as follows:

Liabilities to credit institutions	As of December 31,
Current	2024	2023
Working capital loans from banks	2,414,763	1,923,755
Floorplan facilities	89,471	75,963
Sale-leaseback facilities	8,160	26,947
Total	$2,512,394	$2,026,665
Non-Current
Syndicated loans from banks	927,235	—
Total	$927,235	$—

Total liabilities to credit institutions	$3,439,629	$2,026,665
The Group had the following current working capital loans outstanding as of December 31, 2024:

Currency	Term	Security	Interest	Nominal amount in respective currency	Carrying value in USD
CNY	March 2024 - March 2025	Unsecured[6]	12 month LPR[3] plus 1.05% settled quarterly	177,000	24,249
CNY	April 2024 - April 2025	Unsecured[6]	12 month LPR[3] plus 0.35% settled quarterly	473,000	64,802
CNY	May 2024 - May 2025	Unsecured[6]	12 month LPR[3] plus 0.35% settled quarterly	88,000	12,056
CNY	June 2024 - June 2025	Unsecured[6]	12 month LPR[3] plus 0.85% settled quarterly	231,000	31,647
USD	August 2024 - June 2025	Unsecured[6]	7.8% per annum, settled quarterly	196,000	196,000
USD	August 2024 - August 2025	Secured[1]	12 month Term SOFR[5] plus 0.55% settled quarterly	320,000	320,000
USD	August 2024 - August 2025	Unsecured[6]	12 month Term SOFR[5] plus 0.55% settled quarterly	82,000	82,000
USD	August 2024 - August 2025	Secured[1]	12 month Term SOFR[5] plus 1.15% settled on maturity	100,000	100,000
USD	September 2024 - March 2025	Secured[1]	6.9% per annum, settled monthly	100,000	100,000

USD	September 2024 - June 2025	Unsecured[6]	7.8% per annum, settled quarterly	104,000	104,000
CNY	September 2024 - September 2025	Unsecured[6]	12 month LPR[3] plus 0.45% settled quarterly	39,000	5,343
USD	September 2024 - September 2025	Secured[1]	12 month Term SOFR[5] plus 1.15% settled on maturity	100,000	100,000
USD	September 2024 - September 2025	Secured[1]	12 month Term SOFR[5] plus 1.1% settled on maturity	100,000	100,000
EUR	October 2024 - February 2025	Secured[2]	3 month EURIBOR[4] plus 2.3% settled on maturity	361,886	375,548
USD	December 2024 - January 2025	Secured[1]	1 month Term SOFR[5] plus 1% settled on maturity	25,000	25,000
USD	December 2024 - January 2025	Secured[1]	1 month Term SOFR[5] plus 1% settled on maturity	50,000	50,000
USD	December 2024 - February 2025	Secured[1]	1 month Term SOFR[5] plus 1% settled on maturity	50,000	50,000
USD	December 2024 - February 2025	Secured[1]	1 month Term SOFR[5] plus 1% settled on maturity	25,000	25,000
USD	December 2024 - December 2025	Unsecured[6]	12 month Term SOFR[5] plus 0.3% settled quarterly	41,650	41,650
USD	December 2024 - December 2025	Unsecured[6]	12 month Term SOFR[5] plus 0.3% settled quarterly	58,350	58,350
USD	December 2024 - December 2025	Unsecured[6]	12 month Term SOFR[5] plus 0.3% settled quarterly	11,200	11,200
CNY	December 2024 - December 2025	Unsecured[6,7]	12 month LPR3 plus 1.4% settled monthly	2,000,000	274,000
CNY	December 2024 - December 2025	Secured[1,7]	12 month LPR3 plus 1.4% settled monthly	1,000,000	137,000
CNY	December 2024 - December 2025	Unsecured[6]	12 month LPR3 plus 0.9% settled quarterly	14,000	1,918
USD	December 2024 - December 2025	Secured[1]	12 month Term SOFR[5] plus 1.1% settled on maturity	125,000	125,000
Total					$2,414,763
1 - Secured by Geely.
2 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance and minimum quarterly cash levels of €400,000. As of the issuance date of these Consolidated Financial Statements.
3 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR").
4 - Euro Interbank Offered Rate (“EURIBOR”).
5 - Secured Overnight Financing Rate ("SOFR")
6 - Letter of comfort from Geely.
7 - The working capital CNY loans from the Industrial Bank, Ningbo branch, are subject to covenant requirements. These require a six-month observation period starting from the loan issuance date, during which the monthly average sales of Polestar vehicles must reach at least 5,000 units. Upon breach, the bank is entitled to collect 25% of the loan principal and interest each month starting from July 2025, ensuring that the entire loan amount, including principal and interest, is fully repaid within four months.
The Group has the following non-current syndicated loans from banks outstanding as of December 31, 2024:

Currency	Term	Security	Interest	Nominal amount in respective currency	Carrying value in USD
USD	February 2024 - February 2027	Unsecured[2,3,6]	3 month Term SOFR[1] plus 3.35%	583,489	577,785
EUR	February 2024 - February 2027	Unsecured[2,3,6]	3 month EURIBOR[4] plus 2.85%	340,000	349,450
Total					$927,235
1 - Term Secured Overnight Financing Rate ("Term SOFR").
2 - Keepwell deed from Geely, and Letter of Comfort from Volvo Cars and PSD.
3 - The loans are secured by interest reserve accounts pledges with an aggregate of three months interest deposited.
4 - Euro Interbank Offered Rate (“EURIBOR”).
5 - The nominal amount in USD as of December 31, 2024, is $352,825.
6 - The syndicated loans are subject to covenant requirements, including but not limited to a minimum annual revenue of $5,359,900 for 2024, minimum quarterly cash levels of €400,000, maximum quarterly financial indebtedness of $5,500,000, and maximum quarterly debt ratio of 0.9. Prior to December 31, 2024, Polestar applied for, and received acceptance of, a waiver and amendment of the revenue covenant and a waiver of the debt ratio covenant. The waiver amended the covenant of consolidated revenue for the Group for the year ended December 31, 2024 by adjusting the amount from $5,359,900 to $1,400,000 as well as waiving the testing of the debt ratio for the quarter ended December 31, 2024 and the quarter ended March 31, 2025; the debt ratio covenant will continued to be tested in the quarters thereafter.
The Group had the following working capital loans outstanding as of December 31, 2023:

Currency	Term	Security	Interest	Nominal amount in respective currency	Carrying value in USD
EUR	February 2023 - February 2024	Secured[1]	3 month EURIBOR3 plus 2.3% and an arrangement fee of 0.15%	400,104	442,795
USD	March 2023 - March 2024	Unsecured[2]	7.35% per annum, settled quarterly	100,000	100,000
CNY	March 2023 - March 2024	Unsecured[2]	12 month LPR4 plus 0.05%, settled quarterly	260,000	36,617
CNY	April 2023 - April 2024	Unsecured[2]	12 month LPR4 plus 0.05%, settled quarterly	11,430	1,610
CNY	May 2023 - May 2024	Unsecured[2]	12 month LPR4 plus 0.45%, settled quarterly	231,000	32,533
CNY	June 2023 - June 2024	Unsecured[2]	12 month LPR4 plus 1.3%, settled monthly	310,000	43,659
USD	August 2023 - August 2024	Unsecured[2]	3 month SOFR5 plus 2.3%, settled quarterly	402,000	402,000
USD	August 2023 - August 2024	Secured[6]	12 month SOFR5 plus 0.9%, settled quarterly	320,000	320,000
USD	August 2023 - August 2024	Unsecured[2]	12 month SOFR5 plus 1.1%, settled quarterly	82,000	82,000
CNY	September 2023 - September 2024	Unsecured[2]	12 month LPR4 plus 0.25%, settled quarterly	500,000	70,417
USD	September 2023 - September 2024	Unsecured[2]	12 month SOFR5 plus 0.65%, settled quarterly	118,000	118,000
USD	September 2023 - September 2024	Secured[6]	12 month SOFR5 plus 1.11%, settled semi-annual	100,000	100,000
CNY	October 2023 - October 2024	Unsecured[2]	12 month LPR4 plus 0.15% settled quarterly	200,000	28,167
CNY	December 2023 - December 2024	Unsecured[2]	12 month LPR4 plus 1.05% settled quarterly	92,000	12,957
USD	December 2023 - December 2024	Secured[6]	12 month SOFR5 plus 1.7%, settled semi-annual	133,000	133,000
Total					$1,923,755
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
Floorplan facilities
In the ordinary course of business, Polestar, on a market by market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of December 31, 2024 and December 31, 2023, the aggregate amount outstanding under these arrangements was $144,446 and $120,840, respectively.
The Group maintains one such facility with the related party Volvo Cars Financial Services UK that is presented separately in interest-bearing current liabilities - related parties within the Consolidated Statement of Financial Position. Of the amounts above, the aggregate amount outstanding as of December 31, 2024 and December 31, 2023 due to related parties amounted to $54,975 and $44,877, respectively. Refer to Note 27 - Related party transactions for further details.
Sale-leaseback facilities
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of December 31, 2024 and December 31, 2023, the aggregate amount outstanding under these arrangements was $8,160 and $26,947, respectively.
Note 26 - Supplemental cash flow information
The Group's non-cash investing and financing activities were as follows:

	For the year ended December 31,
Non-cash investing and financing activities	2024	2023	2022
Purchases of property, plant and equipment in trade payables	114,486	96,011	79,623
Purchases of intangible assets in trade payables - related parties and accrued expenses - related parties	140,007	129,019	74,781
Initial recognition of ROU assets and lease liabilities	70,078	54,569	43,514
Initial recognition of investment in associates	9,608	29,400	—
Prepaid assets and warrant liabilities assumed upon closing of the merger with GGI	—	—	57,040
Issuance of Earn-out rights upon closing of the merger with GGI	—	—	1,500,638
Changes in the Group's current and non-current liabilities arising from financing activities were as follows:

	Liabilities to credit institutions	Convertible liabilities	Other financing liabilities	Earn-out and Class C Shares liabilities	Lease liabilities	Total
Balance as of January 1, 2023	1,329,716	—	17,132	626,570	96,832	2,070,250
of which outstanding principal	1,327,102	—	17,132	—	—	1,344,234
of which accrued interest	2,614	—	—	—	—	2,614
Changes from financing cash flows
Proceeds from short-term borrowings	3,177,038	—	96,850	—	—	3,273,888
Proceeds from long-term borrowings	—	1,250,000	131,738	—	—	1,381,738
Repayments of borrowings	(2,482,674)	—	(70,334)	—	—	(2,553,008)
Repayments of lease liabilities	—	—	—	—	(21,916)	(21,916)
Total changes from financing cash flows	$694,364	$1,250,000	$158,254	$—	$(21,916)	$2,080,702
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	54,569	54,569
Cancellation of lease liabilities	—	—	—	—	(2,829)	(2,829)
Interest expense	111,949	60,325	2	—	5,008	177,284
Interest paid	(104,762)	(42,620)	(2)	—	(5,008)	(152,392)
Total changes from other items	$7,187	$17,705	$—	$—	$51,740	$76,632
Changes from effects of foreign exchange rates	5,488	—	1,228	—	592	7,308
Changes from effects of fair value measurement	—	7,553	—	(465,168)	—	(457,615)
Changes from interest on fair value measurement	—	(359)	—	—	—	(359)
Balance as of December 31, 2023	$2,036,755	$1,274,899	$176,614	$161,402	$127,248	$3,776,918
of which outstanding principal	2,026,665	1,257,194	176,614	—	—	3,460,473
of which accrued interest	10,090	17,705	—	—	—	27,795

Balance as of January 1, 2024	$2,036,755	$1,274,899	$176,614	$161,402	$127,248	$3,776,918
Changes from financing cash flows
Proceeds from short-term borrowings	3,273,142	—	138,121	—	—	3,411,263
Proceeds from long-term borrowings	938,474	—	—	—	—	938,474
Repayments of borrowings	(2,755,562)	—	(134,337)	—	—	(2,889,899)
Repayments of lease liabilities	—	—	—	—	(35,646)	(35,646)
Total changes from financing cash flows	$1,456,054	$—	$3,784	$—	$(35,646)	$1,424,192
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	70,078	70,078
Cancellation of lease liabilities	—	—	—	—	(21,151)	(21,151)
Interest expense[1]	174,480	127,032	6,689	—	7,423	315,624
Interest paid	(165,642)	(104,285)	—	—	(7,423)	(277,350)
Amortization of loan fees	3,086	—	—	—	—	3,086
Total changes from other items	$11,924	$22,747	$6,689	$—	$48,927	$90,287

Changes from effects of foreign exchange rates	(46,461)	—	(4,387)	—	(5,258)	(56,106)
Adjustment for revised cash flow estimate	—	—	(2,478)	—	—	(2,478)
Loss on debt modification	—	2,761	—	—	—	2,761
Changes from effects of fair value measurement	—	—	—	(129,124)	—	(129,124)
Balance as of December 31, 2024	$3,458,272	$1,300,407	$180,222	$32,278	$135,271	$5,106,450
of which outstanding principal	3,439,629	1,257,637	179,853	—	—	4,877,119
of which accrued interest	18,643	42,770	369	—	—	61,782
1 - Other financial liabilities includes the imputed interest expense related to the PS3 Tooling and Equipment financing instrument. The full amount of all repayments of the PS3 Tooling and Equipment financing instrument are presented as 'Repayments of borrowings'.
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
Unless specifically detailed in this footnote, all transactions with related parties are on an arm’s length basis. During the years ended December 31, 2024, 2023, and 2022, the Group had related party transactions in the following functions:
Product development
The agreements in place to support the Group’s product development include licenses and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars and Geely. Polestar also benefits from related parties as subcontractors in certain internal technology development programs of the Group. Major product development agreements Polestar entered into with related parties during the years ended December 31, 2024, 2023, and 2022 are as follows:

Product	Agreements
PS2
•On January 4, 2024, October 3, 2023, November 9, 2022 and December 27, 2022, Polestar entered into amendment agreements related to the service and joint development agreements with Volvo Cars regarding the PS2 model year updates entered on April 13, 2021. The amendment agreements both modify existing model year fees as well as add new model years. The fee Polestar agreed to pay Volvo Cars for model year 2024, 2025, and 2026 updates was approximately $22,219. The fee Polestar agreed to pay Volvo Cars for model year 2022 and 2023 updates was $67,429. The fee Polestar agreed to pay Volvo Cars for model year 2021 updates was amended to approximately $34,004.

PS3	•No material agreements were signed in the years ended December 31, 2024, 2023, and 2022.

PS4
•On December 23, 2024, October 25, 2024 and August 14, 2024 Polestar entered into supplement and amendment agreements regarding the R&D service agreement for the development phase of the PS4 entered into on December 28, 2021. Under the supplement and amendments, Geely provided additional PS4 IP services, including modified development services, model year updates and prototypes totaling approximately $29,219. The total fee Polestar agreed to pay, in eight installments through 2025, was approximately $368,718, calculated on time and materials under a cost-plus methodology.
•On July 23, 2024, Polestar entered into a R&D service agreement for development and prototypes to be performed and supplied by Renault Korea Co. Ltd ("RK"), subcontracted by Geely, and based on Geely’s PMA-1 platform and GEEA2.0 electrical architecture. The service charges include a combination of fixed fees and estimated charges for the services to be provided, paid based on predefined project milestones. The total fee Polestar agreed to pay Geely through 2025 was approximately $31,090.
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

PS5 & PS6
•On December 1, 2023 and February 3, 2023, Polestar amended a vehicle supply agreement with Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd. (“AECQ”), a subsidiary of Geely, related to the production of PS5 prototypes, which was originally entered into on July 26, 2022, Under the original agreement, AECQ agreed to manufacture and sell Polestar prototypes of the PS5 for a total cost of approximately $25,398 that was determined under a cost-plus methodology. On February 3, 2023, the agreement was amended to change the timing and composition of prototypes, including adding production for spare parts and components, and increased the total cost to $25,783. On December 1, 2023, the agreement was amended again for similar reasons and increased the total cost to $27,290.
•On September 28, 2023, Polestar entered into a technology license agreement with Geely related to the right to use Zeekr's ZEEA2.5 and Geely's GEEA2.0 electrical architectures for the PS5. The total license fee of $31,245 is required to be paid in two installments: a payment of $14,011 that occurred in October 2023 and a payment of $17,234 to be made in 2025.

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
Major manufacturing agreements Polestar entered into with related parties during the years ended December 31, 2024, 2023, and 2022 are listed below.

Product	Agreements
PS2	•No material agreements were signed in the years ended December 31, 2024, 2023, and 2022.

PS3
•On September 6, 2024, Polestar and Volvo Cars entered into an agreement for the manufacturing of the PS3 in Volvo Cars' Charleston plant. PS3 is agreed to be priced based on the full cost of production plus a mark-up. The mark-up will be reviewed annually and adjusted in accordance to the median of the latest available benchmark procured by Volvo Cars in accordance to the “arm’s length principle” between the Parties. Under this agreement, Polestar is committed to purchasing certain volumes of the PS3 between 2024 and 2030. In the event that Polestar´s actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity, such as depreciation for common equipment, common type-bound tooling and equipment, and common vendor tooling.
•On January 8, 2024 and January 12, 2024, Polestar and Volvo Cars entered into an agreement for the manufacturing of the PS3 in Volvo Cars' Chengdu plant for sale in and outside of China. PS3 is agreed to be priced based on the full cost of production plus a mark-up. The mark-up will be reviewed annually and adjusted in accordance to the median of the latest available benchmark procured by Volvo Cars in accordance to the “arm’s length principle” between the Parties. Under this agreement, Polestar is committed to purchase specific volumes of the PS3 between 2024 and 2030. In the event that Polestar's actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity, such as depreciation for common equipment, common type-bound tooling and equipment, and common vendor tooling.
•On December 8, 2023, Polestar entered into an asset transfer agreement with Geely under which Polestar agreed to sell Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely in exchange for $156,056. This agreement was accounted for as a financing transaction instead of a sale due to the terms of the agreement and the terms of other agreements with Volvo Cars and Geely that were signed on January 8, 2024 and March 3, 2024. Refer to the Financing section of this footnote for more details.

PS4
•On November 9, 2023, Polestar entered into a framework agreement with Geely and Renault Korea Co. Ltd ("RK") related to the production of the PS4 in RK's plant in Busan, South Korea for sale in South Korea, Canada, and the United States. Under the agreement, Polestar agreed to pay RK per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, long-lived asset, and outbound logistics fees. The agreement includes a purchase volume commitments for each year during the vehicle's lifecycle and Polestar is required to pay RK compensation each year if the purchase volume commitment is not met. Between signing of the agreement and 2026, Polestar, Geely, and RK are committed to invest approximately $242,000 to prepare the plant for production of the PS4. Polestar's share of the commitments that are required to be paid outside of piece price of each PS4 produced total approximately $200,000 and approximately $38,000 are required to be paid in piece price. The remaining commitment will be paid by Geely. On June 26, 2024, Polestar further entered into a production development and localization service agreement with RK detailing the payments terms of the investment and project costs with respect to milestones, with the final milestone estimated to be met in 2026.
•On July 17, 2023 and July 24, 2023, Polestar entered into two manufacturing and vehicle supply agreements with Geely related to production of the PS4 in Geely's plant in Hangzhou, China for sale in and outside of China. Under the agreements, Polestar agreed to pay Geely per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, and outbound logistics fees. The agreements include purchase volume commitments for each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for the deficit between the actual volume purchased during the year and 90% of Polestar's fixed reserved volume for the year. Polestar's fixed reserve volume for each year is negotiated and agreed upon in November of the year prior. On October 1, 2024 and October 8, 2024, supplemental agreements modified the cost components that affect the vehicle price.
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

PS5 & PS6
•On December 20, 2023 and September 15, 2023, Polestar entered into a memorandum of understanding and framework services agreement with Asia Europe New Energy Automobile Manufacturing (Chongqing) Co. Ltd. (“AECQ”), a subsidiary of Geely, related to the setup of plant operation services for manufacturing of the PS5 and PS6. Refer to Production of the PS5 and PS6 for details on the memorandum of understanding agreement.

Refer to Note 29 - Commitments and contingencies for details on commitments and contingencies related to manufacturing of Polestar vehicles.
Production of the PS5 and PS6
Production of the PS5 and PS6 is intended to occur in a manufacturing plant owned by Geely, via its AECQ subsidiary, in Chongqing, China. During the year ended December 31, 2021, Polestar and Geely established a steering committee to oversee decisions relevant to the plant, including planning, design, construction, engineering management of the plant. Following the establishment of the steering committee, Polestar began providing digital, human resources, indirect procurement, finance, logistics, plant management, blue collar launch, product launch, and plant launch services (collectively, the "Plant Operation Services") related to the setup of Geely's plant. Since the year ended December 31, 2021 and prior to December 20, 2023, these services were provided to Geely without an agreement of commercial and legal terms (i.e., a contract) between Polestar and Geely; resulting in Polestar providing the Plant Operation Services to Geely at its own risk and without rights to consideration from Geely. All costs incurred by Polestar during the years ended December 31, 2023, 2022 and 2021 that were associated with providing the Plant Operation Services were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss.
On December 20, 2023, Polestar and Geely entered into an agreement under which Geely agreed to compensate Polestar for the Plant Operation Services provided by Polestar during the years ended December 31, 2023, 2022, and 2021. The consideration received by Polestar upon signing of the service agreement amounted to $25,202 and was calculated utilizing a cost-plus methodology. During the year ended December 31, 2024, the consideration received by Polestar upon providing plant operation services in 2024 amounted to

$10,100. The consideration received was recognized in other operating income (expense), net in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2024.
Sales and distribution
For the years ended December 31, 2024, 2023, and 2022, the Group sold software technology, vehicles, prototype engines and carbon credits to Geely and Volvo Cars. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, delivery of vehicles and other products and global customer service. In 2023, the Group had new agreements in place to begin selling vehicles and services to Polestar Times Technology, a strategic joint venture for the China market with the technology company Xingji Meizu. Polestar leverages Xingji Meizu software and consumer electronics hardware development to strengthen Polestar's offer in the China market. Refer to Note 10 - Investment in associates for more information regarding the agreements with Polestar Times Technology.
The Group sells vehicles to Volvo Cars and end customers while end customers can choose to finance the vehicles via Polestar's related party, Ziklo Bank AB (previously Volvofinans Bank AB).
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
As the PS2 is manufactured at Volvo Cars' Taizhou plant and the PS3 is manufactured at Volvo Cars' Chengdu and Charleston plants, Volvo Cars are responsible for inbound logistics and Polestar outsources the related outbound logistics to Volvo Cars. As the PS4 in manufactured at Geely's Hangzhou Bay plant, Geely is responsible for inbound logistics. Inbound logistics relate to supplier shipments to various production sites; outbound logistics relate to the transport of vehicles to end customers. The Group outsources customs handling to Volvo Cars as it does not currently have its own customs department. Warranty claims handling is also outsourced to Volvo Cars.
Financing
Floorplan facilities
In May 2021, the Group entered into a floorplan facility with Volvo Cars Financial Services UK. The floorplan facility is renewed each 12-month period and is denominated in GBP. Interest is calculated at the floating Bank of England ("BoE") base rate plus 2-2.5%, settled monthly. The facility is partially secured by the underlying assets. As of December 31, 2024 and 2023, $54,975 and $44,877 of this financing arrangement remained outstanding, respectively, which is included in interest-bearing current liabilities - related parties on the Consolidated Statement of Financial Position.
Convertible instruments
On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars providing available credit of up to $800,000; originally terminating on May 3, 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest is calculated at the floating six-month SOFR rate plus 4.97% per annum. Prior to June 30, 2027, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars' conversion right depends on (1) whether or not the Group conducts a qualified equity offering to investors at a market discount and (2) the time-value of money associated with settlement of the liability earlier than June 30, 2027. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.
On November 8, 2023, the credit facility agreement was amended to increase the overall credit capacity to $1,000,000 and extend the termination date to June 30, 2027. As a result of the amended terms, Polestar recalculated the carrying amount of the liability as the present value of the modified contractual cash flows and recognized a modification loss of $7,553 within finance expense. The carrying value of the liability as of December 31, 2023 was $1,007,194.

On August 21, 2024, the credit facility agreement was amended to extend the termination date to June 30, 2027. As a result of the amended terms, Polestar recalculated the carrying amount of the liability as the present value of the modified contractual cash flows and recognized a modification loss of $2,761 within finance expense during the year ended December 31, 2024. The carrying value of the liability as of December 31, 2024 was $1,007,637.
As of December 31, 2024 and 2023, the Group had principal draws of $1,000,000 and $1,000,000 outstanding under the facility and the fair value of the financial liability related to Volvo Cars' conversion right was $0 and $0.
On November 8, 2023, the Group entered into a credit facility agreement with Geely providing available credit of up to $250,000; terminating on June 30, 2027. Other than the amount of credit available, the credit facility agreement with Geely maintains terms that are identical to the original credit facility agreement with Volvo Cars. As of December 31, 2024 and 2023, the Group had principal draws of $250,000 and $250,000 outstanding under the facility and the fair value of the financial liability related to Geely's conversion right was $0 and $0.
As of December 31, 2024 and 2023, the total principal balance outstanding under the facilities with Volvo Cars and Geely is reflected within other non-current interest-bearing liabilities - related parties.
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
•Polestar and Volvo Cars were committed to enter into a manufacturing agreement under which Volvo Cars will manufacture the PS3 in its plant in Chengdu, China. Per the pricing terms of the manufacturing agreement, Polestar will repay Volvo Cars for the annual user right fee paid to Geely in the piece price of each PS3 purchased (i.e., the annual user right fee divided by the annual manufacturing volume of PS3s).
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
On March 1, 2024, Polestar extended the production lifecycle of the PS3 from six years to seven years. As the duration of the PS3 Tooling and Equipment financing instrument follows the production lifecycle of the vehicle, the length of the repayment period also extended from six years to seven years resulting in a $2,478 gain. The carrying value of the PS3 Tooling and Equipment financing instrument was $124,878 and $131,737 as of the year ended December 31, 2024 and 2023, respectively.
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

	For the year ended December 31,
	2024	2023	2022
Ziklo Bank AB1	107,553	46,319	68,391
Volvo Cars	101,299	86,460	64,558
Polestar Times Technology	67,451	—	—
Other related parties	10	5,895	—
Total	$276,313	$138,674	$132,949
1 - In March 2024, Volvofinans Bank AB changed its name to Ziklo Bank AB.
For the year ended December 31, 2024, revenue from related parties amounted to $276,313 (13.58%) of total revenue. For the year ended December 31, 2023, revenue from related parties amounted to $138,674 (5.86%) of total revenue. For the year ended December 31, 2022, revenue from related parties was $132,949 (5.45%) of total revenue.
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
The total purchases of goods, services and other for each related party is shown in the table below:

	For the year ended December 31,
	2024	2023	2022
Volvo Cars	1,330,998	2,341,970	2,215,643
Geely	877,908	252,888	248,553
Other related parties	13,204	7,693	1,566
Total	$2,222,110	$2,602,551	$2,465,762
Cost of R&D and intellectual property
Polestar has entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the PS1, PS2, PS3, and PS4. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of December 31, 2024 was $865,055, of which acquisitions attributable to 2024 were $116,301. As of December 31, 2023, the recognized asset associated with these agreements was $1,066,766, of which acquisitions attributable to 2023 were $241,048.
Amounts due to related parties
Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support from Volvo Cars and Geely.

	As of December 31,
Trade payables – related parties, accrued expenses, and other current liabilities to related parties	2024	2023
Volvo Cars	562,676	494,170
Geely	528,711	195,255
Polestar Times Technology	10,016	30,668
Other related parties	8,473	2,875
Total	$1,109,876	$722,968

As of December 31,

Interest-bearing current liabilities - related parties	2024	2023
Volvo Car Financial Services UK	54,975	44,878
Geely	28,688	18,308
Volvo Cars	16,999	10,628
Total	$100,662	$73,814

	As of December 31,
Other non-current interest-bearing liabilities - related parties	2024	2023
Volvo Cars	1,064,068	1,049,828
Geely	346,190	363,429
Total	$1,410,258	$1,413,257
The Group’s interest expense related to related party trade payables and financing liabilities is as follows:

	For the year ended December 31,
	2024	2023	2022
Volvo Cars	104,455	87,942	8,823
Geely	32,244	1,902	28,403
Other related parties	4,139	2,190	720
Total	$140,838	$92,034	$37,946
Amounts due from related parties
Amounts due from related parties include transactions related to the sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines discussed above.

	As of December 31,
Trade receivables – related parties, accrued income – related parties, and other current assets - related parties	2024	2023
Volvo Cars	21,713	167,989
Geely	45,029	44,979
Other related parties	16,654	10,239
Total	$83,396	$223,207
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
Asset disposals
In December 2022, Polestar committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by Polestar New Energy Vehicle Co. LTD. ("PSNEV"). Prior to the sale, there was a change in the grouping of assets classified as held for sale to include additional assets and immaterial liabilities. The inclusion of these additional assets and immaterial liabilities formed a group of assets and did not meet the definition of a business as defined by IFRS 3. The sale of PSNEV represented a common control transaction because (1) PSNEV did not meet the definition of a business at the time of the transaction, (2) the ultimate control of PSNEV was the same before and after the transaction, and (3) control of PSNEV was not transitory (i.e., organized to effect a 'grooming' transaction.). Refer to Note 28 - Assets held for sale for additional details.
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
As of December 31, 2024, commitments to acquire PPE and intangible assets were $0 and $26,124, respectively. As of December 31, 2023, commitments to acquire PPE and intangible assets were $42,288 and $31,338, respectively. These commitments are contractual obligations to invest in PPE, intangible assets for the production of Polestar 3, Polestar 4, and upcoming vehicle models Polestar 5 and Polestar 6. As of December 31, 2024 and December 31, 2023, Polestar had a commitment to make capital contributions to Polestar Times Technology amounting to $0 and $68,600, respectively. Refer to Note 10 - Investment in associates for more details on the investment in Polestar Times Technology.
Polestar has contractual obligations with certain suppliers including non-cancelable manufacturing commitments or minimum sales volume commitments. In the event of a shortfall in sales or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent Polestar's future commitments as of December 31, 2024:

	Total	Less than 1 year	Between 1-5 years	After 5 years
Non-cancelable manufacturing commitments	268,811	38,879	171,797	58,135
PS4 license volume commitments	83,073	22,086	60,987	—
Total	$351,884	$60,965	$232,784	$58,135
Contingencies
In the normal course of business, the Group is subject to contingencies related to legal proceedings, claims, and other assessments that cover a wide range of matters. Liabilities for such contingencies are not recorded until it is probable that a present obligation exists and the amount of the obligation can be estimated reliably. However, contingencies are disclosed when the potential financial effect could be material. As of December 31, 2024 and 2023, the Group did not have any material contingencies.
Note 30 - Subsequent events
Management has evaluated events subsequent to December 31, 2024 and through May 9, 2025, the date these Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to December 31, 2024 merited disclosure in these Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
On January 21, 2025, Polestar borrowed $50,000 under its revolving green trade facility with Banco Bilbao Vizcaya Argentaria, S.A., Hong Kong Branch ("BBVA"). This draw carried interest at the 1-month SOFR plus 1.0% and had a repayment period of 1 month. On February 10, 2025, Polestar borrowed $150,000 under the facility. This draw carried interest at the 1-month SOFR plus 1.1% and had a repayment period of 1 month. On February 19, 2025, Polestar borrowed $50,000 under the facility. This draw carries interest at the 3-month SOFR plus 1.0% and has a repayment period of 3 months. On February 21, 2025, Polestar borrowed $50,000 under the facility. This draw carried interest at the 1-month SOFR plus 1.0% and had a repayment period of 1 month.
On February 25, 2025, Polestar entered into another 12-month revolving green trade facility with BBVA for an aggregate principal amount of up to $450,000.. On March 10, 2025, Polestar borrowed $300,000 under the facility. This draw carried interest at the 1-month SOFR plus 1.7% and had a repayment period of 1 month. On March 21, 2025, Polestar borrowed $100,000 under the facility. This draw carried interest at the 1-month SOFR plus 1.7% and had a repayment period of 1 month. On April 10, 2025, Polestar borrowed $300,000 under the facility. This draw carries interest at the 1-month SOFR plus 1.7% and has a repayment period of 1 month. On April 22, 2025, Polestar borrowed $100,000 under the facility. This draw carries interest at the 1-month SOFR plus 1.7% and has a repayment period of 1 month.
Both BBVA facilities can be drawn down in EUR or USD and have a maximum repayment period of 12 months. All draws under both revolving credit facilities are secured by Geely.
On February 26, 2025, Polestar agreed to a one-year extension of the green trade revolving credit facility with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC, ING Belgium SA/NV, and Barclays Bank Ireland PLC with an aggregate principal amount available of €470,000. Utilizations of this facility carry interest at the relevant interbank offered rate plus 2.3% per annum and have a repayment period of 90 days. On March 7, 2025, ING Belgium SA/NV transferred its participation of €90,000 to BBVA. Standard Chartered Bank's participation was increased by €10,000 to €130,000 and then the increase of €10,000 was subsequently transferred to BBVA; bringing BBVA's total participation to €100,000.
On March 12, 2025, Polestar entered into a 12-month working capital loan for ¥255,000 with Bank of East Asia Bank Shanghai Branch. This loan carries an interest rate of 4.0% per annum due quarterly. This loan benefits from letters of comfort from Geely.
On March 26, 2025, Polestar entered into a 12-month revolving credit facility with SG Asset Finance (Hong Kong) Limited ("Societe Generale") for an aggregate principal amount of up to €150,000. All draws under this revolving credit facility are secured by Geely. On March 31, 2025, Polestar borrowed €150,000 under the facility. This draw carries interest at the 3-month EURIBOR plus 2.5% per annum due quarterly, and has a repayment period of 12 months.
On March 28, 2025, Polestar entered into a 12-month working capital loan for $210,000 with China CITIC Bank Shanghai Branch. This loan carries an interest rate of 5.45% per annum due quarterly. This loan is secured by Geely.
On March 28, 2025, Polestar entered into a 12-month working capital loan for ¥800,000 with Bank of China Shanghai Branch . This loan carries an interest rate of 12-month LPR plus 0.55% due quarterly. This loan benefits from letters of comfort from Geely.
From December 31, 2024 until the date these Consolidated Financial Statements were authorized for issuance, Polestar has made multiple 1-month draws under its $300,000 revolving credit facility with Standard Chartered Bank, signed on August 20, 2024. Each draw carries interest at the 1-month SOFR plus 1.0% and has a repayment period of 1 month. As of the date of these Consolidated Financial Statements were made ready for issuance aggregate principal of $75,000 remains outstanding
On April 10, 2025, Polestar entered into an agreement with Xingji Meizu to terminate commercial operations of its investment in associate, Polestar Times Technology, in China and transfer the distribution rights related to Polestar branded vehicles back to Polestar. As part of the agreement, Polestar Times Technology will continue certain non-commercial operations while winding down commercial activities. Polestar Times Technology will take sole responsibility for settlement of any outstanding financial obligations and remaining liabilities against its business partners, suppliers, and external investors. The agreement also includes the transfer of certain assets from Polestar Times Technology back to Polestar on arms-length terms in order for Polestar to resume exclusive control of commercial operations, including sales, customer service, and distribution activities, in China. As part of the winding down of Polestar Times Technology's activities, Polestar expects to make the remaining capital contributions into Polestar Times Technology set forth in the original strategic agreement between the parties. As of the date these Consolidated Financial Statements were authorized for issuance, Polestar had $24,884 in capital contributions it expects to make into Polestar Times Technology, subject to certain conditions precedent as defined in the original shareholder agreement.