Form 20-F
period 2025-12-31
Polestar Automotive Holding UK PLC
filed 2026-04-17
CIK 1884082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission File Number: 001-41431

Polestar Automotive Holding UK PLC
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant's name into English)	England and Wales (Jurisdiction of incorporation or organization)
Assar Gabrielssons Väg 9
405 31 Gothenburg, Sweden
(Address of Principal Executive Offices)

Michael Lohscheller
Assar Gabrielssons Väg 9
405 31 Gothenburg, Sweden
Tel: +1 551 284 9479
ir@polestar.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934,
as amended (the "Exchange Act"):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A American Depositary Shares, each representing thirty Ordinary Shares	PSNY	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.01 each*	-	The Nasdaq Stock Market LLC*
Class C-1 American Depositary Shares	PSNYW	The Nasdaq Stock Market LLC
Class C-1 Ordinary Shares, par value $0.10 each**	-	The Nasdaq Stock Market LLC**

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2025, the issuer had 2,745,232,339 Class A Shares (as defined in this Report) in the form of 91,507,722 Class A ADSs (as defined in this Report) issued and outstanding, 29,892,575 Class B Shares (as defined in this Report) in the form of 996,419 Class B ADSs (as defined in this Report) issued and outstanding, 20,499,965 Class C-1 Shares (as defined in this Report) in the form of 683,332 Class C-1 ADSs (as defined in this Report) issued and outstanding and 4,500,000 Class C-2 Shares (as defined in this Report) in the form of 149,999 Class C-2 ADSs (as defined in this Report) issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
†    The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant' s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

* Not for trading, but only in connection with the listing of the Class A American Depositary Shares on The Nasdaq Stock Market LLC. The Class A American Depositary Shares each represent thirty Class A Ordinary Shares and are registered under the Securities Act of 1933 pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class A American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.
** Not for trading, but only in connection with the listing of the Class C-1 American Depositary Shares on The Nasdaq Stock Market LLC. The Class C-1 American Depositary Shares each represent thirty Class C Ordinary Shares and are registered under the Securities Act pursuant to a separate Registration Statement on Form F-6. Accordingly, the Class C-1 American Depositary Shares are exempt from the operation of Section 12(a) of the Exchange Act pursuant to Rule 12a-8 thereunder.

POLESTAR AUTOMOTIVE HOLDING UK PLC

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 20-F (including information incorporated by reference herein, this "Report") includes statements that express Polestar's opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "seeks", "projects", "intends", "plans", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding Polestar's intentions, beliefs or current expectations concerning, among other things: results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and vehicle sales; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; and future market launches and expansion.
Such forward-looking statements are based on available current market information and the current expectations of Polestar including beliefs and forecasts concerning future developments and the potential effects of such developments on Polestar. Factors that may impact such forward-looking statements include:
•the outcome of any legal proceedings that may be instituted against GGI or Polestar in connection with the Business Combination, government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries.
•the ability to continue to meet stock exchange listing standards.
•Polestar's securities' potential liquidity and trading.
•changes in domestic and foreign business, market, financial, political and legal conditions.
•Polestar's ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers, and to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships.
•risks relating to the uncertainty of any projected financial information or operational results of Polestar, including underlying assumptions regarding expected development and launch timelines for Polestar's carlines, manufacturing starting at new production facilities as planned, demand for Polestar's vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales as the total Polestar fleet of cars and customer base grow.
•delays in the development, design, manufacture, launch and financing of Polestar's vehicles.
•risks related to the timing of expected business milestones and commercial launches, including Polestar's ability to mass produce its current and new vehicle models and complete the upgrade or tooling of its manufacturing facilities.
•increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors.
•Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves.
•risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims.
•Polestar's reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes.
•competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees.
•Polestar's ability to successfully execute cost-cutting activities and strategic efficiency initiatives.
•the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors.
•risks related to future market adoption of Polestar's offerings.
•risks related to Polestar's distribution model and the evolution of its distribution model in the future.
•the effects of competition and the high barriers to entry in the automotive industry, the pace and depth of electric vehicle adoption generally on Polestar's future business, and the risk of other competing propulsion technologies, such as hydrogen fuel cells, gaining market acceptance.
•changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives and fuel and energy prices.
•Polestar's ability to rapidly innovate.
•Polestar's ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team.

ii

•Polestar's reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software.
•Polestar's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke.
•the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries.
•the impact of inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip, and further escalation of conflict in Iran and the Red Sea, supply chain disruptions and logistical constraints on Polestar's business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks.
•restrictions on international trade, such as tariffs and other controls on imports or exports of goods, information, or technology.
•the need to raise additional funds to support business growth; and
•the other risks and uncertainties included in this Report under Risk Factors in Item 3.D.
There can be no assurance that future developments affecting Polestar will be those that Polestar has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Polestar's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading Risk Factors in Item 3.D. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Polestar will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

iii

FREQUENTLY USED TERMS
Unless otherwise stated in this Report or the context otherwise requires, references to:
•"AD securities" or "ADSs" means Class A ADSs, Class B ADSs and Class C ADSs.
•"ADS Deposit Agreement—Class A ADSs" means the ADS Deposit Agreement, dated June 23, 2022, as amended by Amendment No. 1 dated December 9, 2025, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder and representing deposited Class A Shares, a form of which is filed as an Exhibit to this Report.
•"ADS Deposit Agreement—Class C-1 ADSs" means the ADS Deposit Agreement, dated June 23, 2022, as amended by Amendment No. 1 dated December 9, 2025, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder and representing deposited Class C-1 Shares, a copy of which is filed as an Exhibit to this Report.
•"ADS Deposit Agreement—Class C-2 ADSs" means the ADS Deposit Agreement, dated June 23, 2022, as amended by Amendment No. 1 dated December 9, 2025, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares issued thereunder and representing deposited Company C-2 Shares, a copy of which is filed as an Exhibit to this Report.
•"ADS Ratio Change" means the change from the current ADS Ratio of one (1) ADS to one (1) ordinary share, to the new ADS Ratio of one (1) ADS to thirty (30) ordinary shares, effected December 9, 2025.
•"Amendment No. 1 to the Business Combination Agreement" means that certain amendment to the Business Combination Agreement, dated as of December 17, 2021, a copy of which is filed as an Exhibit to this Report.
•"Amendment No. 2 to the Business Combination Agreement" means that certain amendment to the Business Combination Agreement, dated as of March 24, 2022, a copy of which is filed as an Exhibit to this Report.
•"Amendment No. 3 to the Business Combination Agreement" means that certain amendment to the Business Combination Agreement, dated as of April 21, 2022, a copy of which is filed as an Exhibit to this Report.
•"BEV" or "BEVs" mean battery electric vehicle(s).
•"Board" means the board of directors of the Company.
•"Business Combination" means the transactions contemplated by the Business Combination Agreement, including the Merger, and the other transactions contemplated by the other transaction documents contemplated by the Business Combination Agreement.
•"Business Combination Agreement" means that certain Business Combination Agreement, dated as of September 27, 2021 (as amended by Amendment No. 1 to the Business Combination Agreement, Amendment No. 2 to the Business Combination Agreement and Amendment No. 3 to the Business Combination Agreement), by and among GGI, the Company, Former Parent, Polestar Singapore, Polestar Sweden and Merger Sub, a copy of which is filed as an Exhibit to this Report.
•"Business Combination Closing" means the closing of the Business Combination.
•"Business Combination Closing Date" means the date of the Business Combination Closing or June 23, 2022.
•"Class A ADS" means one American depositary share of the Company duly and validly issued against the deposit with the Depositary of thirty underlying Class A Shares.
•"Class A Shares" means Class A ordinary shares of the Company, entitling the holder thereof to one vote per share.
•"Class B ADS" means one American depositary share of the Company duly and validly issued against the deposit with the Depositary of thirty underlying Class B Shares.
•"Class B Shares" means Class B ordinary shares of the Company, entitling the holder thereof to 10 votes per share.
•"Class C ADSs" means Class C-1 ADSs and Class C-2 ADSs.
•"Class C Shares" means Class C-1 Shares and Class C-2 Shares.
•"Class C Warrant Amendment" means the amendment to the SPAC Warrant Agreement entered into by and among GGI, Computershare Inc. and Computershare Trust Company, N.A., and pursuant to which, among other things, each GGI Public Warrant converted into a Class C-1 ADS and each GGI Private Placement Warrant converted into a Class C-2 ADS, each of which is exercisable for Class A ADSs and subject to substantially the same terms as were applicable to the GGI Warrants under the SPAC Warrant Agreement, a copy of which is filed as an Exhibit to this Report.
•"Class C-1 ADS" means one American depositary share of the Company into which each GGI Public Warrant has been automatically cancelled and extinguished and converted into the right to receive one Class A ADS and each of which is duly and validly issued against the deposit with the Depositary of thirty underlying Class C-1 Shares.
•"Class C-1 Share" means a class C-1 ordinary share in the share capital of the Company, thirty of which underlies a Class C-1 ADS and is exercisable for thirty Class A Shares.
•"Class C-2 ADS" means one American depositary share of the Company into which each GGI Private Placement Warrant has been automatically cancelled and extinguished and converted into the right to receive one Class A ADS and each of which is duly and validly issued against the deposit with the Depositary of an underlying Class C-2 Share.

•"Class C-2 Share" means a class C-2 ordinary share in the share capital of the Company, each of which underlies a Class C-2 ADS and is exercisable for thirty Class A Shares.
•"Code" means the U.S. Internal Revenue Code of 1986, as amended.
•"Company" means, prior to the re-registration as a public limited company under the laws of England and Wales, "Polestar Automotive Holding UK Limited," a limited company incorporated under the laws of England and Wales, and, after the re-registration as a public limited company under the laws of England and Wales, "Polestar Automotive Holding UK PLC".
•"Company securities" means the Shares and Class C Shares.
•"CO2e" means Carbon Dioxide Equivalent, a standard unit measuring the climate impact of different greenhouse gases by converting their warming potential to the equivalent amount of CO2.
•"Current GGI Certificate" means the Amended and Restated Certificate of Incorporation of GGI, dated March 22, 2021.
•"December PIPE Investment" means the purchase of December PIPE Shares pursuant to the December PIPE Subscription Agreements.
•"December PIPE Investors" means the purchasers of December PIPE Shares in the December PIPE Investment, which include certain affiliates and employees of the GGI Sponsor.
•"December PIPE Shares" means the Class A Shares in the form of Class A ADSs purchased by December PIPE Investors in the December PIPE Investment.
• "December PIPE Subscription Agreements" means the share subscription agreements, dated December 17, 2021, by and among the Company, GGI and the December PIPE Investors pursuant to which the December PIPE Investors purchased the December PIPE Shares.
•"Deferred Shares" means the deferred shares of USD 0.01 each in the capital of the Company that have no right to vote or dividend rights.
•"Deloitte" means Deloitte AB, an independent registered public accounting firm.
•"Deposit Agreements" means the ADS Deposit Agreement—Class A ADSs, the ADS Deposit Agreement—Class C-1 ADSs and the ADS Deposit Agreement—Class C-2 ADSs.
•"Depositary" means Citibank, N.A., acting as depositary under the Deposit Agreements.
•"Earn-out Class A Shares" means the earn-out shares issuable by the Company in the form of Class A ADSs.
•"Earn-out Class B Shares" means the earn-out shares issuable by the Company in the form of Class B ADSs.
•"Earn-out Shares" means earn-out shares from the Company issuable in Class A ADSs and Class B ADS to certain Former Parent Shareholders depending on share price performance of Polestar.
•"Employee Stock Purchase Plan" means Polestar Automotive Holding UK PLC 2022 Stock Purchase Plan.
•"Equity Plan" means the Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan.
•"EU" means the European Union.
•"Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
•"Former Parent" means Polestar Automotive Holding Limited, a Hong Kong incorporated company, which completed a voluntary liquidation in 2023.
•"Former Parent Shareholders" means Snita, PSINV AB, PSD Investment Limited, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang , Zibo Financial Holding Group Co., Ltd. and Zibo High-Tech Industrial Investment Co., Ltd.
•"GAAP" means generally accepted accounting principles in the United States.
•"Geely" means Zhejiang Geely Holding Group Company Limited.
•"Geely Term Loan Facility" means the Term Loan Facility, dated November 8, 2023, between the Company, as borrower, and Geely Sweden Automotive Investment AB, as lender.
•"GGI" means Gores Guggenheim, Inc., subsequently renamed Polestar Automotive US Investment Inc. on July 5, 2024.
•"GGI Class A Common Stock" means the shares of Class A common stock, at par value of $0.0001 per share, of GGI.
•"GGI Class F Common Stock" means the shares of Class F common stock, at par value of $0.0001 per share, of GGI.
•"GGI Common Stock" means the GGI Class A Common Stock and the GGI Class F Common Stock.
•"GGI Initial Stockholders" means the GGI Sponsor and Randall Bort, Elizabeth Marcellino and Nancy Tellem, GGI's independent directors.
•"GGI Public Warrants" means the warrants included in the GGI public units (consisting of one share of GGI Class A Common Stock and one-fifth of one GGI Public Warrant) issued in the GGI initial public offering, consummated on March 25, 2021.

•"GGI Sponsor" means Gores Guggenheim Sponsor LLC, a Delaware limited liability company and its affiliates, including The Gores Group, LLC.
•"GGI Warrants" means, collectively, the GGI Private Placement Warrants and the GGI Public Warrants.
•"GHG" and "GHGs" mean greenhouse gas(es).
•"IFRS" means IFRS® Accounting Standards as issued by the International Accounting Standards Board.
•"Initial PIPE Investment" means the purchase of Initial PIPE Shares pursuant to the Initial PIPE Subscription Agreements.
•"Initial PIPE Investors" means the purchasers of Initial PIPE Shares in the Initial PIPE Investment.
•"Initial PIPE Shares" means the Class A Shares in the form of Class A ADSs purchased by Initial PIPE Investors in the Initial PIPE Investment.
•"Initial PIPE Subscription Agreements" means the share subscription agreements, dated September 27, 2021, by and among the Company, GGI and the Initial PIPE Investors pursuant to which the Initial PIPE Investors purchased the Initial PIPE Shares.
•"IRS" means the U.S. Internal Revenue Service.
•"March 2022 PIPE Investors" means the purchasers of March 2022 PIPE Shares in the March 2022 Sponsor Investment, which include certain affiliates and employees of the GGI Sponsor.
•"March 2022 PIPE Shares" means the Class A Shares in the form of Class A ADSs purchased by March 2022 PIPE Investors in the March 2022 Sponsor Investment.
•"March 2022 PIPE Subscription Agreements" means the shares subscription agreements, dated March 24, 2022, by and among the Company, GGI and the March 2022 PIPE Investors pursuant to which the March 2022 PIPE Investors purchased the March 2022 PIPE Shares.
•"March 2022 Sponsor Investment" means the purchase of March 2022 PIPE Shares pursuant to the March 2022 PIPE Subscription Agreements.
•"Merger" means the merger between Merger Sub and GGI, with GGI surviving as a direct wholly owned subsidiary of the Company.
•"Merger Sub" means PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company until June 23, 2022.
•"Nasdaq" means the National Association of Securities Dealers Automated Quotations Global Market.
•"PIPE Investment" means the purchase of PIPE Shares pursuant to the PIPE Subscription Agreements.
•"PIPE Investors" means the purchasers of PIPE Shares in the PIPE Investment.
•"PIPE Shares" means the Class A Shares in the form of Class A ADSs purchased by PIPE Investors in the PIPE Investment.
•"PIPE Subscription Agreements" means the Initial PIPE Subscription Agreements, the December PIPE Subscription Agreements and the March 2022 PIPE Subscription Agreements.
•"Polestar" means, as the context requires, (i) in general Former Parent and its subsidiaries prior to the Business Combination Closing, (ii) in the context of the Business Combination, the Pre-Closing Reorganization and the Pre-Closing Sweden/Singapore Share Transfer, Polestar Sweden, or, both Polestar Singapore and Polestar Sweden if at any time (x) Polestar Sweden is not a wholly-owned subsidiary of Polestar Singapore or (y) Polestar Singapore is not a wholly-owned subsidiary of Polestar Sweden, or (iii) the Company or Polestar Group after the Business Combination Closing.
•"Polestar Articles" means the Articles of Association of Polestar, a copy of which is filed as an Exhibit to this Report.
•"Polestar Group" means Former Parent, together with its subsidiaries prior to the Business Combination Closing and the Company and its subsidiaries following the Business Combination Closing.
•"Polestar Singapore" means Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore.
•"Polestar sales points" means permanent or pop up/temporary Polestar showrooms located in urban or peri-urban areas where potential customers can experience and purchase Polestar vehicles, engage with Polestar specialists and, at select locations, test-drive Polestar vehicles.
•"Polestar Sweden" means Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden.
•"PRC" means the People's Republic of China.
•"Pre-Closing Reorganization" means the reorganization effectuated by Former Parent, the Company, Polestar Singapore, Polestar Sweden and their respective subsidiaries, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries became, directly or indirectly, wholly owned subsidiaries of the Company.

•"Pre-Closing Sweden/Singapore Share Transfer" means, collectively, the following transactions contemplated under the Business Combination Agreement: (i) the transfer by Polestar Singapore to Former Parent of all of the issued and outstanding equity securities of Polestar Sweden (the "Pre-Closing Sweden Share Transfer") and (ii) after the Pre-Closing Sweden Share Transfer, the contribution by Former Parent to Polestar Sweden of all of the issued and outstanding equity securities of Polestar Singapore.
•"PS2", "PS3", "PS4" and "PS5" refer to Polestar's car models Polestar 2, Polestar 3, Polestar 4 and Polestar 5, respectively.
•“PSD Registration Rights Agreement” means the registration rights agreement, dated July 23, 2025, by and between the Company and PSD Investment Limited (a related party).
•“PSD Securities Purchase Agreement” means the securities purchase agreement dated June 16, 2025, between PSD Investment Limited and the Company.
•"Registration Rights Agreement" means the registration rights agreement, dated September 27, 2021, by and among the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI (such persons, together with the GGI Sponsor and the Former Parent Shareholders, the "Registration Rights Holders"), as amended by the Registration Rights Agreement Amendment No. 1, the Registration Rights Agreement Amendment No. 2 and the Registration Rights Agreement Amendment No. 3. A copy of the Registration Rights Agreement is filed as an Exhibit to this Report.
•"Registration Rights Agreement Amendment No. 1" means that certain amendment to the Registration Rights Agreement, dated December 17, 2021, a copy of which is filed as an exhibit to this Report.
•"Registration Rights Agreement Amendment No. 2" means that certain amendment to the Registration Rights Agreement, dated March 24, 2022, a copy of which is filed as an Exhibit to this Report.
•"Registration Rights Agreement Amendment No. 3" means that certain amendment to the Registration Rights Agreement, dated April 26, 2023, a copy of which is filed as an Exhibit to this Report.
•"Related Agreements" means the Registration Rights Agreement, the Subscription Agreements, the Volvo Cars Preference Subscription Agreement, the Class C Warrant Amendment, the Shareholder Acknowledgement Agreement and the other agreements or documents contemplated under the Business Combination Agreement.
•"Renault Korea Co Ltd", "Renault Korea Motors", "Renault Korea", "RK" or "RKM" refers to Geely's joint venture involved in the production of Polestar 4.
•"Resale Securities" means the Class A ADSs and Class C ADSs being offered for resale in the prospectus that forms a part of the Shelf Registration Statement.
•"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.
•"SEC" means the U.S. Securities and Exchange Commission.
•"Second Geely Term Loan Facility" means the Term Facility Agreement, dated December 16, 2025, between the Company, as borrower, and Geely Sweden Automotive Investment AB, as lender.
•"Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
•"Selling Securityholders" means the securityholders named as selling securityholders in the prospectus that forms a part of the Shelf Registration Statement.
•"Share Matching Plan" means the Polestar Automotive Holding UK PLC 2023 Share Matching Plan.
•"Shareholder Acknowledgement Agreement" means the shareholder acknowledgement, dated September 27, 2021, by and among Former Parent, the Former Parent Shareholders, Volvo Car Corporation and the Company, as amended by the Shareholder Acknowledgement Agreement Amendment, a copy of which is filed as an Exhibit to this Report.
•"Shareholder Acknowledgement Agreement Amendment" means that certain amendment to the Shareholder Acknowledgement Agreement, dated March 24, 2022, a copy of which is filed as an Exhibit to this Report.
•"Shares" means Class A Shares and Class B Shares.
•"Shelf Registration Statement" means the Registration Statement on Form F-3 that the Company initially filed on Form F-1 on July 12, 2022, and subsequently updated and supplemented with Post-Effective Amendments No. 1 and No. 2 filed with the SEC on September 20, 2022 and April 21, 2023, respectively, and later converted to a Form F-3 with Post-Effective Amendment No. 3 filed with the SEC on July 11, 2023.
•"Snita" means Snita Holding B.V., a corporation organized under the laws of the Netherlands and a wholly owned subsidiary of Volvo Car Corporation.
•"Snita Term Loan Facility" means the Term Loan Facility, dated November 3, 2022, between the Company, as borrower, and Snita, as lender, as amended by the parties on November 8, 2023, and August 21, 2024.
•"SPAC Warrant Agreement" means that certain Warrant Agreement, by and between GGI and Computershare Trust Company, N.A., as warrant agent, dated as of March 22, 2021 (as amended by the SPAC Warrant Agreement Amendment and as may be further amended, supplemented or otherwise modified from time to time), a copy of which is filed as an Exhibit to this Report.

•"SPAC Warrant Agreement Amendment" means that certain Amendment to the SPAC Warrant Agreement, by and between GGI and Computershare Trust Company, N.A., as warrant agent, dated as of April 7, 2022, a copy of which is filed as an Exhibit to this Report.
•"Sponsor Subscription Agreement" means the subscription agreement, dated September 27, 2021, as amended and restated on December 17, 2021, and amended on March 24, 2022, by and among GGI, the Company and the GGI Sponsor.
•"Sponsor Subscription Investment" means the purchase of the Sponsor Subscription Shares pursuant to the Sponsor Subscription Agreement.
•"Sponsor Subscription Shares" means the Class A Shares in the form of Class A ADSs purchased by the GGI Sponsor in the Sponsor Subscription Investment.
•"Subscription Agreements" means the PIPE Subscription Agreements, the Sponsor Subscription Agreement and the Volvo Cars PIPE Subscription Agreement.
•"Subscription Investments" means the purchase of the Subscription Shares pursuant to the Subscription Agreements.
•"Subscription Shares" means the Class A Shares in the form of Class A ADSs purchased by the GGI Sponsor, the PIPE Investors and Snita pursuant to the Sponsor Subscription Agreement, the PIPE Subscription Agreements and the Volvo Cars PIPE Subscription Agreement, respectively.
•"The Gores Group" means The Gores Group, LLC, an affiliate of the GGI Sponsor.
•"TUSD" means thousands of U.S. Dollars.
•"U.S. Dollars" and "USD" and "$" means United States dollars, the legal currency of the United States.
•"U.S. GAAP" means generally accepted accounting principles in the United States.
•"United Kingdom" or "UK" means the United Kingdom of Great Britain and Northern Ireland and its territories and possessions.
•"United States" or "U.S." means the United States of America and its territories and possessions.
•"Volvo Cars" means Volvo Car AB (publ) and its subsidiaries.
•"Volvo Cars PIPE Subscription Agreement" means the subscription agreement, dated September 27, 2021, as amended and restated on December 17, 2021 and amended on March 24, 2022, by and among GGI, the Company and Volvo Cars, pursuant to which Volvo Cars via its subsidiary Snita purchased 1,117,390 Volvo Cars PIPE Subscription Shares for a purchase price of $10.00 per share.
•"Volvo Cars PIPE Subscription Investment" means the purchase of Volvo Cars PIPE Subscription Shares pursuant to the Volvo Cars PIPE Subscription Agreement.
•"Volvo Cars PIPE Subscription Shares" means the Class A Shares in the form of Class A ADSs purchased by Snita in the Volvo Cars PIPE Subscription Investment.
•"Volvo Cars Preference Subscription Agreement" means the subscription agreement, dated September 27, 2021, by and between the Company and Snita as amended on March 24, 2022, pursuant to which Snita purchased, at Business Combination Closing, mandatory convertible preference shares of the Company for an aggregate subscription price of $10.00 per share, for an aggregate investment amount equal to TUSD 588,826.
•"Volvo Cars Preference Subscription Investment" means the purchase of the Volvo Cars Preference Subscription Shares pursuant to the Volvo Cars Preference Subscription Agreement.
•"Volvo Cars Preference Subscription Shares" means the mandatory convertible preference shares of the Company purchased by Snita pursuant to the Volvo Cars Preference Subscription Agreement.
PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.    KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Overview of Risk Factors
Polestar's business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in Polestar's securities. Polestar's business, as well as Polestar's reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to Polestar or not currently considered material. These risks include, among others, the following:
Risks Related to Polestar's Business and Industry, such as, Polestar's future growth and financial performance depend on the production and sale of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure; Polestar's ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles; Polestar's operations rely on its strategic partners, including Geely and Volvo Cars, and on key suppliers, including for manufacturing vehicles, research and development, intellectual property, engineering and logistics; Polestar is dependent on its strategic partners and suppliers, some of which are single-source suppliers; the success of Polestar's business and its future financial performance are dependent on cost-cutting and strategic initiatives; Polestar may be unable to adequately control or predict the substantial costs associated with its operations; the success and growth of Polestar's business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar's products; Polestar operates in an intensely competitive market, which is generally cyclical and volatile; Polestar's business and prospects depend significantly on the Polestar brand; Polestar's sales depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry; Polestar's future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary capital to fund its business plan and service its debt obligations; certain covenants in our debt agreements may restrict our operating activities; Polestar relies on the development of vehicle charging networks to provide charging solutions for its vehicles; Polestar relies on its strategic partners for servicing its vehicles and on their systems, such as dealer management systems and diagnostic tools; if Polestar's vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed; Polestar may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims; uninsured losses, including losses resulting from product liability, accidents, acts of God and other claims against Polestar, could result in payment of substantial damages, which would decrease Polestar's cash reserves and could harm its cash flow and financial condition; Polestar must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles; Polestar faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions; Polestar's success depends on the success of its current and future partnerships, which could be adversely affected by its lack of sole decision-making authority and the actions of its co-owners or partners; the Chinese government may intervene in or influence Polestar's and Polestar's partners' operations in China at any time, which could result in a material change in Polestar's operations and ability to produce vehicles and significantly and adversely impact the value of Polestar's securities; compliance with China's new Data Security Law, Cybersecurity Review Measures (revised draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar's business; Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar's operating entities in China; Polestar relies heavily on manufacturing facilities and suppliers based in China, including single-source suppliers; if Polestar updates or discontinues the use of its manufacturing equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update; Polestar's main distribution approach is different from the currently predominant distribution model for automakers, and its long-term viability is unproven; if we encounter problems with our distribution system, our results of operations and financial condition could be adversely affected; insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on Polestar; Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles; Polestar is subject to risks associated with advanced driver assistance system technology; developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar's vehicles; extended periods of low gasoline or other petroleum-based fuel prices could adversely affect our business, prospects, results of operations and financial condition; changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar's results of operations; Polestar's facilities or operations could be and have been adversely affected by events outside of its control; a global economic recession or other downturn may have a disproportionately adverse impact on Polestar; the current rise in geoeconomic confrontation including armed conflicts is likely to continue to generate uncertainty and volatility globally.
Risks Related to Cybersecurity and Data Privacy, such as, Polestar relies on its and Volvo Cars' IT systems and third-party consultants; any unauthorized control or manipulation of Polestar's products, digital sales tools and systems could result in loss of confidence in Polestar and its products; data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar's current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar's business and product development plans; Polestar is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection.
Risks Related to Polestar's Employees and Human Resources, such as, Polestar's ability to manage growth through the retention and recruitment of key personnel, including its senior management team and other key employees; Polestar's manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations; misconduct by Polestar's employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damages to its business.
Risks Related to Litigation and Regulation, such as, Polestar is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products; Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management's attention and materially harm its business, results of operations, cash flows and financial condition; Polestar's manufacturing partners may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles; Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities; Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject Polestar to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses; the unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Polestar's business, prospects, financial condition and results of operations; if Polestar's estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar's results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares; although the audit report included in this Report is prepared by auditors who are currently inspected fully by the U.S. Public Company Accounting Oversight Board ("PCAOB"), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB.
Risks Related to Intellectual Property, such as, much of the intellectual property pertaining to Polestar's vehicles is owned by Volvo Cars and Geely and licensed, in some cases on a non-exclusive basis, to Polestar; Polestar may fail to adequately obtain, maintain, enforce and protect relevant intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of such intellectual property and related technology; Polestar uses other parties' software and other intellectual property in its proprietary software, including "open source" software; Polestar may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact Polestar's business, financial condition, results of operations and prospects.
Risks Related to Tax, such as, unanticipated tax laws, changes in the application or interpretation of existing tax laws to Polestar or Polestar's customers, changes to tax rates or challenges to Polestar's tax positions may adversely impact its profitability and business; transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the UK, which would increase the cost of dealing in the Company's securities; the Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ADSs; as a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes; Polestar may be unable to utilize certain of its deferred tax assets, which could increase its future tax expenses.
Risks Related to Financing and Strategy Transactions, such as, Polestar will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all; Polestar's financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.
Risks Related to Ownership of Polestar's Securities, such as, the market price and trading volumes of the ADSs may be volatile and could significantly decline; the grant and future exercise of registration rights may adversely affect the market price of the ADSs; the Class C ADSs will be exercisable for the Class A ADSs, which would increase the number of ADSs eligible for future resale in the public market and result in dilution to its shareholders; there is no guarantee that the Class C ADSs will ever be in the money, and they may expire worthless; Polestar may redeem unexpired Class C-1 ADSs prior to their exercise at a time that is disadvantageous to holders, thereby making their Class C-1 ADSs worthless; Polestar may issue additional equity securities or convertible debt securities without the approval of the holders of the ADSs; Nasdaq may not continue to list the Class A ADSs and Class C-1 ADSs, which could limit investors' ability to make transactions in the Company's securities and subject the Company to additional trading restrictions; the requirements of being a public company may strain Polestar's resources and distract its management; Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, it is exempt from certain provisions applicable to United States domestic public companies; as Polestar is a foreign private issuer and follows certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's requirements; Polestar may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses; Polestar has identified material weaknesses in its internal control over financial reporting, and if Polestar is unable to remediate these material weaknesses or identifies additional material weaknesses, it could lead to errors in Polestar's financial reporting; Polestar has identified material weaknesses in its internal control over financial reporting, and if Polestar fails to develop and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud; Polestar's dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company securities or ADSs may view as beneficial; the UK City Code on Takeovers and Mergers, or the Takeover Code, may apply to Polestar; if securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about Polestar, the ADS trading prices and trading volumes could decline significantly; you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Polestar is incorporated under the laws of England and Wales, because Polestar conducts substantially all of its operations outside of the United States and a majority of Polestar's directors and executive officers reside outside of the United States; it is not expected that Polestar will pay dividends in the foreseeable future; Polestar has granted, and anticipates granting additional, share-based incentives, which may result in increased share-based compensation expenses; holders of ADSs have fewer rights than direct holders of the Company securities and must act through the Depositary to exercise their rights, and the voting rights of holders of ADSs are limited by the terms of the Deposit Agreements; the Depositary for the ADSs will give Polestar a discretionary proxy to vote the Company securities underlying the ADSs if the holders of such ADSs do not give timely voting instructions to the Depositary, except in limited circumstances, which could adversely affect the interests of holders of the ADSs; the Polestar Articles and the Deposit Agreements provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act and that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of security holders of Polestar to choose a favorable judicial forum for disputes with Polestar or Polestar's directors, officers or employees; an ADS holder's right to pursue claims against the Depositary is limited by the terms of the Deposit Agreements; ADS holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreements, which could result in less favorable results to the plaintiff(s) in any such action; the Depositary for the ADSs is entitled to charge holders fees for various services; the ADS holders may not receive dividends or other distributions of the Company securities and the holders thereof may not receive any value for them, if it is illegal or impractical to make them available to such holders; holders of ADSs may be subject to limitations on transfer of their ADSs; the Company may be subject to securities litigation.
Risks Related to Polestar's Business and Industry
Polestar's future growth and financial performance depend on the production and sale of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure. Additionally, Polestar's business and prospects depend significantly on the Polestar brand. If Polestar is unable to maintain and enhance its brand and capture additional market share or if its reputation and business are harmed, it could have a material and adverse impact on Polestar's business, financial condition, results of operations and prospects.
Polestar's ability to meet its expectations of growth and financial performance depend on the production and sales of its current and new vehicle models on an anticipated timeline and within an anticipated cost and pricing structure. There are a number of risks inherent in the pursuit of such expectations, and—as discussed below—the occurrence of any combination of which could have a material, adverse effect on Polestar's business, results of operations and financial condition:
•risks relating to the production of Polestar's current and new vehicle models, including potential delays in the production of new vehicle models, Polestar's reliance on its strategic partners as contract manufacturers and for the provision and development of key components, technology, software and materials used in Polestar's vehicles, and the availability and pricing of raw materials and components necessary for the production of Polestar's vehicles.
•risks relating to the cost of production of Polestar's current and future vehicle models and other expenses of the business and Polestar's ability to manage such costs and expenses.
•Polestar's ability to accurately forecast demand for its current and future vehicle models, which may, among other things, negatively impact profit margins; and
•customer acceptance of Polestar's current and future vehicle models, which, in addition to directly impacting sales volumes, may impact both production volume commitments and pricing levels for Polestar's vehicles and, as a result, profit margins.
As discussed below, if any combination of these risks were to occur, it could have a material and adverse effect on Polestar's business, results of operations and financial condition.
Polestar (either directly or due to its third-party suppliers and partners) has experienced in the past, and may experience in the future, delays with regard to the development, design, manufacture and commercial release of its current and new models of vehicles. Production delays can be caused by a variety of factors, including software development, delays or constraints by strategic partners or increases in the cost of or a sustained interruption in the supply or shortage of materials or components. Any delays may have a materially negative impact on Polestar's results of operations and financial condition. Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its vehicles, but it may be unable to do so quickly at prices or quality levels that are acceptable to it, or at all.
Customers' acceptance and purchase of Polestar's vehicles are critical components of its business. In the first quarter of 2026, Polestar announced four new models by 2028. Polestar's vehicle models, including the Polestar 4 and its new variants, Polestar 5, and models that have been announced for future production, including the Polestar 7, may not meet market expectations or be well-received by the market, which could result in these vehicles penetrating the market at lower than expected rates and could ultimately lead to lower than expected sales volumes and revenue. Any negative third-party reviews of new Polestar models could have an adverse effect on consumer perception of these new models. In addition, if the average selling price for new models is below expectations, Polestar may be unable to meet its revenue, cash flow or gross margin expectations. The Polestar 4 is critical for the U.S. and European markets given its associated margin opportunity and segment popularity, particularly in light of the lower U.S. tariff the Polestar 4s that are produced in Busan, South Korea are subject to. Polestar has experienced lower than expected demand in the U.S. and it could continue to do so. Additionally, Polestar's sales volumes in the U.S. market could be negatively impacted by recent regulatory changes that remove incentives for consumers to shift to electric vehicles. Failure by customers to adopt a particular vehicle model in a particular jurisdiction may cause Polestar to discontinue such model in such jurisdiction. If Polestar decides to discontinue a vehicle model in a specific market, then its cash flows and results of operations may be negatively impacted.
Additionally, if Polestar fails to continue to sell the Polestar 2, Polestar 3 and Polestar 4 at anticipated levels while sales of the Polestar 5 ramp-up and new models and variants are developed, Polestar will be unable to meet its revenue and cash flow expectations. Any failure to meet revenue expectations from sales of the Polestar 2, Polestar 3, Polestar 4 and Polestar 5 models or other new models could result in Polestar not meeting its gross margin and profitability expectations and could materially damage Polestar's business, prospects, results of operations and financial condition.
Polestar has previously experienced cost overruns and may experience cost overruns again in the future. Higher than expected cost of goods sold could occur from a variety of factors—including, but not limited to, unexpected increases in prices of raw materials; the pricing/availability of supplies and components (e.g. battery cells); higher than expected warranty claims; higher than expected equipment, freight and energy costs; reliance on third-party partner manufacturing and the imposition of new or increased tariffs or customs duties. Polestar has also begun certain cost savings initiatives, and it may be unable to achieve the planned cost efficiency savings. Any inability to mitigate cost overruns or to achieve anticipated cost savings, and any inability to control and reduce supplier costs, would negatively impact Polestar's financial performance and results of operations.
Polestar's future financial performance requires Polestar to accurately forecast demand for its vehicles. As the scale of its vehicle production increases, Polestar will need to accurately forecast, purchase, and arrange for warehouse and transport of components internationally to manufacturing facilities and servicing locations at much higher volumes. To the extent Polestar underestimates demand for its vehicles, Polestar's strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, resulting in the interruption of manufacturing of Polestar's products and possible delays in shipments and revenues. If Polestar is unable to accurately match the timing and quantities of vehicle and component purchases to its actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in its supply chain, Polestar may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material and adverse effect on its results of operations and financial condition.
To the extent Polestar overestimates demand, Polestar may experience strained liquidity and difficulties in managing its various trade finance facilities as it carries excess inventory, which may necessitate offering deeper discounts on its vehicles. For example, Polestar's competitors have cut prices for their models in order to address supply relative to weakening demand for electric vehicles, and Polestar has been forced to increase discounts in order to remain competitive. Overestimating vehicle demand could also lead to substantial expenses being incurred by Polestar due to the existence of minimum production volumes or purchase commitments, such as for batteries, with its manufacturing partners and suppliers and such minimum vehicle or component quantities not ultimately be produced or ordered.
If demand for electric vehicles continues to worsen, or remains weak for a sustained period of time, the electric vehicle industry, and Polestar's financial performance specifically, could be materially and adversely affected. Polestar may also experience higher than expected advertising, sales and promotion costs or may be unable to effectively charge such costs to its customers, which could have negative effects on Polestar's financial performance. An inaccurate forecast in demand for its products may also result in a negative shift in its product mix (e.g., vehicles sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants). Furthermore, Polestar may experience shifts in its sales channel mix, including, but not limited to, a higher number of lower-margin fleet sales than planned. It may also experience a shift in Polestar's regional sales mix, especially lower than expected sales in the United States and China, which Polestar is currently experiencing. It has significantly written-down the value of inventory and may need to do so again in the future. If Polestar experiences fluctuations in the demand for its products that is not accurately forecasted, it may experience one or more of the impacts outlined above and its results of operations and financial condition may be negatively affected.
Because Polestar's business and prospects heavily depend on its ability to develop, maintain and strengthen the "Polestar" brand associated with design, sustainability and technological excellence, promoting and positioning its brand depends significantly on Polestar's ability to provide a consistently high-quality customer experience. To promote its brand, Polestar may be required to change its customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in Polestar's brand. Polestar's ability to successfully position its brand could also be adversely affected by perceptions about the quality of its competitors' vehicles or its competitors' success. For example, certain Polestar's competitors have been subject to significant scrutiny for incidents involving their self-driving technology and battery fires, which could result in similar scrutiny of Polestar. Furthermore, as Polestar launches new vehicles, particularly those based on new architectural platforms, whether developed by Polestar or its partners Geely and/or Volvo Cars, incorporating new technologies, it may experience unusually high numbers of quality issues, customer complaints and/or warranty claims The use of multiple architectural platforms may also create further operational risks for Polestar due to aftermarket support being more complex. Should these risks with new technologies and multiple architectural platforms come to pass, Polestar's brand may suffer lasting damage and its financial results could be negatively affected.
In addition, from time to time, Polestar's vehicles may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare Polestar unfavorably to competitors could adversely affect consumer perception about its vehicles and reduce demand for its vehicles, which could have a material and adverse effect on Polestar's business, results of operations, prospects and financial condition.
Polestar's ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles. However, the market for electric vehicles is still evolving and changes in governmental programs incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric vehicles and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the pace and depth of electric vehicle adoption develops more slowly than Polestar expects, its revenue may decline or fail to grow, and Polestar may be materially and adversely affected.
Polestar is only developing electric vehicles and, accordingly, its ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as Polestar expects, develops more slowly than it expects, or if there is a decrease in consumer demand for electric vehicles, Polestar's business, prospects, financial condition and results of operations will be harmed. The market for electric vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulations (including government incentives, subsidies and, more recently, tariffs) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and Polestar's electric vehicles in particular.
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
Other factors that may influence the adoption of electric vehicles include:
•perceptions about electric vehicle quality, safety, design, performance and cost.
•perceptions about the limited range over which electric vehicles may be driven on a single battery charge.
•perceptions about the total cost of ownership of electric vehicles.
•concerns about electric grid capacity and reliability.
•perceptions about the sustainability and environmental and human rights impact of electric vehicles, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid.
•the availability of other alternative fuel vehicles, including plug-in hybrid electric vehicles.
•government regulations and economic incentives promoting fuel efficiency (including improvements in the fuel economy of the internal combustion engine) and alternative forms of energy.
•the quality and availability of service for electric vehicles, especially in international markets.
•volatility in the cost of oil, gasoline and electricity; and
•access to charging stations and the cost to charge an electric vehicle, especially in international markets, and related infrastructure costs and standardization.
The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or Polestar's electric vehicles in particular, either of which would materially and adversely affect Polestar's business, results of operations, financial condition and prospects.
Polestar's operations rely on its strategic partners and on key suppliers, some of which are single-source suppliers, including for manufacturing vehicles, research and development, intellectual property, engineering and logistics, and materials traceability, and the inability of these strategic partners and suppliers to deliver necessary components and services of Polestar's products on schedule and at prices, quality levels and volumes acceptable to Polestar, or Polestar's inability to efficiently manage these components, could have a material and adverse effect on Polestar's results of operations and financial condition.
Polestar depends on strategic partners and key suppliers for manufacturing its vehicles. While Polestar plans to obtain components through its manufacturing partners from multiple sources whenever possible, many of the components used in Polestar's vehicles will be purchased by Polestar from a single source, and Polestar's limited, and in many cases single-source, supply chain exposes it to multiple potential sources of delivery failure or component shortages for its production. Polestar's suppliers may not be able to meet Polestar's required product specifications and performance characteristics, which would impact Polestar's ability to achieve its product specifications and performance characteristics as well. For example, the ability of manufacturing partners to manufacture Polestar's vehicles will depend on the continued supply of battery cells for the battery packs used in its products. Polestar has limited flexibility in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of Polestar's vehicles until a different supplier is fully qualified. In particular, Polestar is exposed to multiple risks relating to lithium-ion cells. In addition, for example, the loss of a strategic partner or any supplier, particularly a single- or limited-source supplier, or the disruption in the supply of components from its strategic partners or suppliers, could lead to vehicle design changes, production delays, idle manufacturing facilities and potential loss of access to important technology and parts for producing, servicing and supporting Polestar's vehicles, any of which could result in negative publicity, damage to its brand and a material and adverse effect on its business, prospects, results of operations and financial condition.
Additionally, Polestar employs an asset-light business model that utilizes contract manufacturing and supply arrangements primarily with Volvo Cars, Geely and Renault Korea Motors. Polestar believes this business model requires significantly less capital to produce vehicles and generate revenue compared to traditional manufacturers or other electric vehicle companies. However, the supplier agreements Polestar has or may enter into with key suppliers and its strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers and strategic partners become unable to provide, or experience delays in providing components or technology, or if the supplier and related party agreements Polestar has in place are terminated, it may be difficult to find replacement components and technology. Additionally, if Polestar overestimates its requirements, its strategic partners or suppliers may have excess manufacturing capacity and Polestar may carry excess inventory of completed vehicles, which would strain Polestar's liquidity and increase its costs through additional interest expense on trade finance facilities used to procure the inventory as well as charges for production capacities that Polestar reserves but was not able to use, negatively impacting its gross margins and potentially affecting when Polestar will become profitable. Underestimation of such requirements could have a similarly material, adverse effect. Polestar also depends on its strategic partners to ensure that new production facilities are operational in the expected timeframe and with the expected capacity and quality standards. If Polestar underestimates its production requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Polestar's suppliers order may vary significantly and could depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Polestar's partners are unable to deliver necessary components of Polestar's products on schedule or at quality levels and volumes acceptable to Polestar, or if Volvo Cars, Geely and/or Renault Korea Motors experience manufacturing delays beyond Polestar's control, the production of Polestar's vehicles could be delayed. The underestimation of manufacturing requirements or failure to timely deliver vehicles would harm Polestar's brand, business, prospects, results of operations and financial condition.
In addition, Polestar's operations rely heavily on agreements and arrangements with strategic partners, including Volvo Cars and Geely, for research and development, intellectual property licensing, purchasing, manufacturing engineering and logistics. In light of efficiency initiatives, Polestar has reduced its independent research and development efforts and increased its reliance on arrangements with Volvo Cars and Geely. These agreements are described in more detail in this Report in Item 4.B Information on the Company—Business Overview—Related Party Agreements with Volvo Cars and Geely and Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions. Polestar's reliance on these agreements subjects it to a number of significant risks, including the risk of being unable to operate as a stand-alone business, produce vehicles, enforce intellectual property rights or effectively defend against intellectual property infringement claims, reach its development and production targets or focus its efforts on core areas of differentiation. If Polestar is unable to maintain agreements or partnerships with its existing partners, providers or licensors, or to enter into new agreements or partnerships, Polestar's ability to operate as a stand-alone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation could be materially and adversely affected.
Additionally, Polestar's suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in Polestar's vehicles. Polestar's suppliers may not ultimately be able to timely meet Polestar's cost, quality, sustainability and volume needs, requiring Polestar to replace them with other sources. If Polestar is unable to obtain suitable components and materials used in its vehicles from its suppliers, if its suppliers decide to create or supply a competing product, or if Polestar fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed and its business could be adversely affected.
In addition, Polestar could experience delays if its strategic partners and suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of Polestar's vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that Polestar or its strategic partners will be able to make up for delays in production caused by any disruption in the supply of critical components. Even in cases where Polestar may be able to establish alternate supply relationships and obtain or engineer replacement components for its single source components, it may be unable to do so quickly, or at all, at prices or quality and sustainability levels that are acceptable to it. This risk is heightened by the fact that Polestar has less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect its ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect Polestar's results of operations, financial condition and prospects.
In addition, as Polestar continues to develop its international manufacturing footprint, it will face additional challenges with respect to international supply chain management and logistics costs. If Polestar is unable to access or develop localized supply chains in the regions where it or its partners already have or develop manufacturing facilities with the quality, costs and sustainability capabilities required, Polestar could be required to source components from distant suppliers, which would increase its logistics and manufacturing costs as well as greenhouse gas emissions, increase the risk and complexity of Polestar's supply chain and significantly impair Polestar's ability to develop cost-effective manufacturing operations, which could have a material and adverse effect on Polestar's business including its sustainability goals, results of operations and financial condition.
Furthermore, should Polestar be unable to effectively trace the source of materials used in components, it may suffer fines and enforcement action through non-compliance with various laws and regulations, including the EU Conflict Minerals Regulation, the U.S. Dodd-Frank Act, and the U.S. Uyghur Forced Labor Prevention Act, or "UFLPA". In addition, a failure in materials traceability could also lead to supply chain disruptions as Polestar may be unable to effectively mitigate risks posed by certain geographies, such as regions prone to conflicts or sanctions. Furthermore, the U.S. Department of Commerce has implemented regulations on the use of information and communications technologies from China and deployed in connected vehicles sold in the United States. More recently, proposed legislation is expected to be introduced in the U.S. Congress that, if ultimately adopted and signed into law, would remove all exceptions on the importation into the U.S. of connected vehicles produced in, or containing parts sourced from, China. These laws and regulations (or similar laws and regulations) may result in vehicles, including one or more of Polestar's cars, not being able to be imported into certain jurisdictions, including the United States. Any of the foregoing could materially and adversely affect Polestar's results of operations, financial condition and reputation. For more information see Risks Related to Polestar's Business and Industry –Restrictions on international trade, such as tariffs and other controls on imports or exports of goods, information or technology can materially adversely affect the Company's operations and supply chain and limit the Company's ability to offer and distribute its products and services to customers.
Unexpected changes in business conditions, materials pricing and/or availability, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics, and other factors beyond Polestar's and its suppliers' control could also affect these suppliers' ability to deliver components to Polestar on a timely basis. For example, if Polestar's suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, Polestar may be required to provide substantial financial support to ensure supply continuity, which could have an additional adverse effect on Polestar's liquidity and financial condition.
Polestar may be unable to adequately control or predict the substantial costs associated with its operations. In addition, the success of Polestar's business and its future financial performance are dependent on cost-cutting and strategic initiatives Polestar is implementing to mitigate the significant costs and expenses associated with its business.
If Polestar does not enter into longer-term supplier agreements with guaranteed pricing for its parts or components, it may be exposed to fluctuations in prices of components, materials, labor and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for raw materials including lithium, cobalt and nickel for batteries, components, labor and equipment, whether due to supply chain or logistics issues or due to inflation or other economic conditions, would increase Polestar's operating costs and could reduce its margins if it cannot recoup the increased costs.
Furthermore, Polestar's ability to manufacture its vehicles depends on continuing access to various components. Any component shortages could negatively impact our results of operations. For example, a global semiconductor supply shortage previously had a wide-ranging impact on many automotive suppliers and manufacturers, including Polestar, that incorporate semiconductors into the parts they supply or manufacture. Polestar experienced an impact on its operations as a result of the semiconductor supply shortage. Any similar shortage regarding critical components, such as for example batteries, could in the future have a material impact on Polestar or its suppliers, which could delay production or force Polestar or its suppliers to pay exorbitant rates for continued access to such critical components and could have a material and adverse effect on Polestar's business, prospects and results of operations.
Additionally, Polestar has certain minimum purchasing commitments to its manufacturing partners and suppliers. If Polestar is unable to meet these commitments, then Polestar's manufacturing partners and suppliers may attempt to pass the costs associated with such commitments to Polestar.
Polestar has incurred and expects to continue to incur significant costs and expenses in its operations and growth of its business. Polestar has made and expects to continue to make significant investments to design, research and develop, produce and market new vehicle models. Such investments can negatively affect Polestar's profitability. Additionally, the revenues from new models may not be sufficient to recoup the costs and investments associated with their development and may impact Polestar's ability to generate future cash flow.
Polestar is engaged in a variety of cost-cutting activities and strategic efficiency initiatives. In addition, Polestar expects to continue to restructure its operations as necessary to improve operational efficiency, including substantially reducing its research and development personnel as it relies more heavily on Geely's and Volvo Cars' architectural platforms, occasionally opening or closing offices and facilities or reducing its workforce. The successful execution of cost-cutting initiatives will involve sourcing, logistics, technology and employment arrangements. Because these initiatives can be complex, there may be difficulties or delays in the implementation of any such initiatives and they may not be immediately effective, resulting in an adverse material impact on Polestar's financial performance. It will also involve working with suppliers and partners to identify and generate efficiencies who may be unwilling or unable to implement any initiatives. Gaining additional efficiencies may be difficult and will likely become increasingly difficult over time as Polestar's asset-light business model limits opportunities to realize operational efficiencies. In addition, there is a risk that inflation and increased competition may reduce the efficiencies now available. Therefore, there can be no assurances that the efficiency and cost-cutting initiatives will be completed as planned or achieve the desired results. There may also be one-time and other costs and negative impacts relating to restructurings and anticipated cost savings, and Polestar's strategies may not be implemented or may fail to achieve the desired results.
In addition, prices and transportation expenses for materials fluctuate depending on many factors beyond Polestar's control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, and other economic and political factors. If Polestar is unable to generate anticipated cost savings, successfully implement its strategies or optimize its supply chain, it may not realize all anticipated operational and efficiency benefits and cost savings, which could adversely affect its business and long-term strategies. It could also require Polestar to use more of its cash and to seek new or additional financing sooner than expected or at an undesirable cost. Profitability and cash flow could also suffer, which could also adversely affect Polestar's business, financial condition and results of operations. Any attempts to increase the announced or expected prices of Polestar's vehicles in response to increased costs could be viewed negatively by its customers or potential customers. In the event that these expenses are significantly higher than Polestar anticipates, Polestar could be required to seek additional financing earlier than it expects. If Polestar is unable to successfully implement its cost cutting and restructuring initiatives. its margins, profitability and prospects would be materially and adversely affected.
The success and growth of Polestar's business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Polestar's products. Polestar's limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.
The success and growth of Polestar's business depends upon its ability, working with its strategic partners, to continuously and rapidly innovate, develop and market new products, and there are significant risks related to future market adoption of Polestar's products and government programs incentivizing consumers to purchase electric vehicles. Polestar has a limited operating history and operates in a rapidly evolving and highly regulated market. Polestar has encountered and expects to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets. Certain of the other risks described in these risk factors are exacerbated by its limited operating history.
Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.
The global automotive market, particularly for electric and alternative fuel vehicles, is highly competitive, and Polestar expects it will become even more so in the future. In recent years, the electric vehicle industry has grown, with many companies that focus completely or partially on the electric vehicle market. Polestar expects additional companies to enter this market within the next several years. Polestar also competes with established automobile manufacturers in the premium vehicle segment, many of which have entered or have announced plans to enter the alternative fuel and electric vehicle market with either fully electric or plug-in hybrid versions of their vehicles, and Polestar also expects to compete for sales with premium vehicles with internal combustion engines from established manufacturers. Many of Polestar's current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Polestar does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing and support of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established sales forces, broader customer and industry relationships and other resources than Polestar does. Polestar's competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than it does. Polestar has recently experienced greater competition and expects competition in its industry to continue to intensify in the future. In response to high levels of competition and a difficult macroeconomic environment, Polestar has, and may continue to, provide discounts to customers, which may negatively impact its gross margins. The difficult macroeconomic environment and market for electric vehicles may be challenging for some time. Polestar's ability to successfully compete in its industry will be fundamental to its future success in existing and new markets. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Polestar to further volatility as it expands and adjusts its operations. Increases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make Polestar's products less attractive to customers. There can be no assurance that Polestar will be able to compete successfully in its markets.
Polestar's sales depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry.
Consumers may be less likely to purchase Polestar's products if they do not believe that its business will succeed or that its operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Polestar if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, Polestar must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including Polestar's limited operating history and recent financial and share price performance, including the recently effected ADS Ratio Change, others' unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and Polestar's production and sales performance compared with market expectations. Many of these factors are largely outside of Polestar's control, and any negative perceptions about Polestar's business prospects, even if exaggerated or unfounded, would likely harm its business and make it more difficult to raise additional capital in the future. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically been associated with significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including Polestar, and further challenging customer, supplier and analyst confidence in Polestar's business prospects.
Polestar's future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary liquidity to fund its business plan and service its debt obligations.
Polestar has incurred net losses each year since its inception. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles as well as research and development and commercialization efforts and may not be able to fund continuing operations, all of which could adversely impact Polestar's business, results of operation and financial condition. Polestar has in the past and expects to continue to accumulate a cash flow deficit for several more years. Despite the loan facilities provided by Volvo Cars, Geely Holding provided in late 2023 and from external lending institutions provided throughout 2024 and 2025 and, more recently, the equity capital raised in 2025 and 2026, Polestar continues to require a substantial amount of additional liquidity to fund its business plan. To the extent Polestar raises additional liquidity through the sale of equity or convertible debt securities, Polestar's shareholders may be diluted or suffer economic loss, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of its existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Polestar's ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Any financing arrangements may require the payment of higher interest or preferred dividends, which will impact on cash retention. If Polestar is unable to raise additional funds through equity and debt financings, or other means when needed, it may be required to delay, limit, reduce, or, in the worst case, discontinue the production and sale of its vehicles, as well as related research and development and commercialization efforts, and may not be able to fund continuing operations and investments, all of which could have a material adverse effect on Polestar's business, results of operations and financial condition. Any debt financing in the future could involve additional restrictive covenants relating to Polestar's capital raising activities and other financial and operational matters, which may make it more difficult for Polestar to obtain additional capital and to pursue business opportunities, including potential acquisitions. There can be no assurance that Polestar will be able to raise the additional funding it expects to need or on commercially attractive terms, or at all. Furthermore, in part because Volvo Cars ceased providing funding to Polestar, Polestar is more reliant on Geely for direct bilateral support, as well as to participate in public offerings of debt or equity securities. For example, in July 2025, PSD Investment Limited completed a $200.0 million investment in Polestar. As a further example, Geely Sweden Holdings AB extended the Second Geely Term Loan Facility for up to $600.0 million to Polestar in December 2025 and also provided a put right to certain equity investors who have invested a total of $1.0 billion in private placement transactions between December 2025 and March 2026. Polestar is also reliant on Geely for arranging additional debt financing and Geely comforts or guarantees virtually all of Polestar's banking facilities.
Polestar has in the past and expects to continue to accumulate a cash flow deficit in the near-term. Polestar's future growth and financial performance envisions Polestar introducing and growing additional revenue streams, including those relating to used car sales, aftermarket sales/services, sale of software and performance engineered kits, technology licensing and royalties and revenue from financing carbon credit sales. For example, Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (over-the-air and in workshop). If Polestar fails to realize revenue from these possible additions to its business or fails to realize such revenue at the expected levels, its cash flows and profitability may be negatively impacted.
If Polestar's product development or commercialization is delayed, its cash flow generation may also be delayed, and its costs and expenses may be significantly higher than it currently expects. Because Polestar will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, Polestar expects its losses in future periods may be significant. There is no assurance that the business will generate positive cash flow in the future.
Polestar could also experience adverse effects from making incorrect assumptions about important cash flow items. Such adverse effects could include, but are not limited to, the following: (i) a need for additional working capital financing due to, among other reasons, higher than expected inventory days and a lack of availability of trade finance facilities; (ii) higher than expected capital expenditures related to new vehicle development; (iii) unexpected decreases in cash flow from financing activities, which could be the result of, among other factors, an inability to roll over one or more of the working capital facilities with Chinese banking partners in 2026; (iv) an inability to refinance its existing indebtedness; or (v) an inability to raise additional financing in 2026, which would ultimately result in continued use of the China-based working capital facilities for longer than expected and until they can be gradually refinanced, and such facilities may not be available on commercially reasonable terms, or at all.
The deficits that Polestar has incurred, and may continue to incur in the future, fluctuate significantly from period to period; thus, even if Polestar achieves positive cash flow from its operations, it may not be able to sustain or increase such positive cash flow on a quarterly or annual basis. If Polestar is unable to generate positive cash flow from operations and raise the necessary capital to fund its business plans and service its debt obligations, Polestar may not have sufficient resources to conduct its business as projected and may have to discontinue or delay the research and development, production and sale of its vehicles or reduce its operating expenses, each of which could result in a material, adverse effect on Polestar's business, results of operations and financial condition.
Additionally, Polestar's international operations require cash to be held in various subsidiaries to meet minimum equity requirements. Polestar is a holding company without any direct operations and has no significant assets other than its ownership interest in Polestar Sweden and the proceeds from any equity or debt financings. Accordingly, Polestar's ability to pay dividends will depend upon the financial condition, liquidity and results of operations of, and Polestar's receipt of dividends, loans or other funds from, Polestar Sweden and its subsidiaries. Polestar's subsidiaries are separate and distinct legal entities and have no obligation to make funds available to Polestar. In addition, there are various statutory, regulatory and contractual limitations and business considerations to the extent, if any, to which Polestar's subsidiaries may pay dividends, make loans or otherwise provide funds to Polestar.
Notably, in Sweden, the board of directors of Polestar Performance AB, Polestar's main group operating company, is required to immediately prepare and cause the company's auditors to review a balance sheet for liquidation purposes if there are reasons to believe that the company's shareholders' equity is less than one-half of the registered share capital. Polestar Performance AB's equity level is constantly monitored, and it periodically requires equity injections from Polestar. Should such a balance for liquidation purposes need to be prepared by Polestar Performance AB, it may be deemed an event of default under Polestar's existing banking facilities. There is a risk that Polestar's asset light business model in combination with applicable minimum equity requirements requires more cash to be deployed than otherwise would be the case and that cash will be allocated in a manner that is not optimal for the business operations. Additionally, once cash has been contributed as equity, the cash is trapped insofar that it cannot be freely transferred back to the group company contributing the funds. If cash is trapped in parts of the Polestar Group and cannot be used for the group's operations or be freely repatriated, or there is simply insufficient cash to meet the applicable minimum equity requirement, it may harm Polestar's operations and financial condition. For more information, see Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources.
Certain covenants in our debt agreements may restrict our operating activities, which may adversely affect our financial condition.
Our multicurrency green syndicated term loan facility with BNP Paribas, NATIXIS, Standard Chartered Bank, Banco Bilbao Vizcaya Argentaria, the Hongkong and Shanghai Banking Corporation, Shanghai Pudong Development Bank Co., Credit Agricole Corporate and Investment Bank, Citibank, China Bohai Bank, China Zheshang Bank, Mizuho Bank, and MUFG Bank, entered into on February 22, 2024, contains certain covenants, including maintenance and performance covenants, limiting or restricting Polestar's ability to take certain actions and requiring Polestar to meet certain minimum revenue thresholds. These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in this facilities agreement, and such breach is not waived or remedied within the applicable remedy period, Polestar's obligations may be accelerated. While Polestar has received waivers under its $950 million syndicated loan facilities, such as during 2025 to agree a new minimum revenue level for the year ended December 31, 2025 and new debt to asset ratios for the quarters ended June 30, 2025, September 30, 2025 and December 31, 2025, there can be no assurance that further waivers would be granted by lenders in the event of future covenant breaches. Any default under this facilities agreement may have a material adverse effect on our financial condition, results of operations, ability to meet our obligations, and value of Polestar's securities.
Polestar has determined there is substantial doubt about its ability to continue as a going concern.
There is substantial doubt about its ability to continue as a going concern, meaning that Polestar may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Polestar is already highly levered and needs to raise additional funds through the issuance of new debt, equity securities, or otherwise in order to support its current operations, liquidity needs, and business growth. Although Polestar has successfully raised funds through the issuance of equity securities in the year 2025, there is no assurance that sufficient financing will be available when needed to allow Polestar to continue as a going concern. The perception that Polestar may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate Polestar's business due to concerns about its ability to meet contractual obligations.
Based on current operating plans, availability of short-term and long-term debt financing arrangements, and continued financial support from existing Polestar shareholders, Polestar believes that it has resources to fund its operations for at least the next twelve months. However, Polestar will require additional funds to finance its activities thereafter and expects to consider various financing alternatives with banks and other third parties. For more information, see "—Risks Related to Polestar's Business and Industry— Polestar's future growth and financial performance are dependent on it meeting its ability to generate positive cash flow from its operations and to raise the necessary liquidity to fund its business plan and service its debt obligations. and Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources.
Polestar relies on the development of vehicle charging networks to provide charging solutions for its vehicles.
Demand for Polestar's vehicles depends in part on the availability of charging infrastructure. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale. Polestar's ability to generate customer loyalty and grow its business could be impaired by a lack of satisfactory access to charging infrastructure. To the extent Polestar is unable to meet user expectations or experiences difficulties in providing charging solutions, demand for its vehicles may suffer, and Polestar's reputation and business may be materially and adversely affected.
Polestar relies on its strategic partners for servicing its vehicles and on their systems, such as dealer management systems and diagnostic tools. If Polestar or its strategic partners are unable to adequately address the service requirements of its customers or if Polestar is unable to expand its service capabilities, Polestar's business, prospects, financial condition and results of operations may be materially and adversely affected.
Because of Polestar's unique expertise in its vehicles, Polestar recommends that its vehicles be serviced by its strategic partners. Polestar's strategic partners have limited experience servicing or repairing Polestar vehicles. This risk is enhanced by Polestar's limited operating history and its limited data regarding its vehicles' real-world reliability and service requirements. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. As such, there can be no assurance that Polestar's service arrangements adequately address the service requirements of its customers to their satisfaction, or that Polestar and its servicing partners have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of vehicles Polestar delivers increases. If Polestar's strategic partners experience delays in servicing Polestar's vehicles efficiently or experience unforeseen issues with the reliability of Polestar's vehicles, it could overburden servicing capabilities and parts inventory. In addition, if Polestar is unable to establish a widespread service network that provides satisfactory customer service, its customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect its sales, results of operations, prospects and financial condition.
In addition, the motor vehicle industry laws in many jurisdictions require that service facilities be available to service vehicles physically sold from locations in the state. While Polestar anticipates developing a service program that would satisfy regulatory requirements in these circumstances, the specifics of its service program are still in development, and at some point, may need to be restructured to comply with state law, which may impact Polestar's business, financial condition, results of operations and prospects.
Furthermore, in some jurisdictions, pursuant to applicable competition laws, Polestar may be regarded as a competitor of its strategic partners in relation to servicing vehicles. Therefore, Polestar and its strategic partners' sales units in those markets will be subject to strict controls over the sharing of commercially sensitive information and anti-cartel requirements that can result in reduced coordination with respect to providing servicing to customers, which in turn could have a material and adverse effect on Polestar's sales, results of operations, prospects and financial condition.
Polestar's customers will also depend on Polestar's customer support team to resolve technical and operational issues relating to the integrated software underlying its vehicles. As Polestar grows, additional pressure may be placed on its customer support team or partners, and Polestar may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Polestar also may be unable to change the manner and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Polestar's results of operations. If Polestar is unable to successfully address the service requirements of its customers, or if it establishes a market perception that it does not maintain high-quality support, its brand and reputation could be adversely affected, and it may be subject to claims from its customers, which could result in loss of revenue or damages, and its business, results of operations, prospects and financial condition could be materially and adversely affected.
If Polestar's vehicles fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed.
Polestar's vehicles may contain defects in components, software, design or manufacture that may cause them not to perform as expected or that may require repairs, recalls and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Polestar has issued a number of recalls of its vehicles and expects more will be issued in the future.
For example, there is an ongoing investigation by the U.S. National Highway Traffic Safety Administration ("NHTSA") into the functioning of the rearview camera of the Polestar 2, and Polestar and its manufacturing partners are working to address the issue with an over-the-air software update. Should resolution of the Polestar 2 rearview camera problem not be possible or not be achieved within a timeframe satisfactory to the NHTSA, Polestar may be required by NHTSA to carry out more costly remedial actions, which would adversely affect Polestar's business, prospects, results of operations and financial condition.
In addition, certain components used by Polestar were originally developed for use in vehicles with internal combustion engines and thus may not offer a similar or satisfactory level of performance in Polestar's electric vehicles. If Polestar's vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of Polestar's vehicles take longer than expected to become available, are legally restricted or become subject to additional regulation, Polestar's ability to develop, market and sell its products and services could be harmed. Efforts to remedy any issues Polestar observes in its products could significantly distract management's attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of its customers. Further, Polestar's limited operating history and limited field data reduce its ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of its battery packs, powertrains and vehicles. There can be no assurance that Polestar will be able to detect and fix any defects in its products prior to their sale or lease to customers.
Any defects, delays or legal restrictions on vehicle features, or other failure of Polestar's vehicles to perform as expected, could harm Polestar's reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material and adverse impact on Polestar's business, results of operations, prospects and financial condition. Examples of some of Polestar's recalls were due to (i) a risk of certain high voltage battery cells overheating when the battery is fully charged, which could lead to a thermal event inside the battery, increasing the risk of fire, (ii) the defective production of seatbelts which could result in the early activation of the locking feature used to tightly secure a child restraint system, (iii) headlamps adjusting at too high an angle which could result in excessive glare for oncoming traffic, (iv) a software error causing an internal reset in the battery energy control module, resulting in the control unit opening the high voltage connectors during driving (which has caused two recalls), (v) a supplier design issue known as "tin whiskers", which caused a short circuit inside the front and rear inverters, (vi) an error resulting in displayed velocity of the vehicle being lower than the actual velocity, and (vii) an incorrect message shown on display when the vehicle is placed in reverse mode. Product recalls in the future may result in litigation and adverse publicity and may damage Polestar's reputation and adversely affect its business, prospects, results of operations and financial condition. For example, the battery packs that Polestar utilizes make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Any such events or failures of Polestar's vehicles, battery packs or warning systems could subject it to lawsuits, product recalls or redesigning efforts, all of which would be time-consuming and expensive.
In the future, Polestar may, voluntarily or involuntarily, initiate a recall if any of its electric vehicles or components (including its battery cells) prove to be defective or noncompliant with applicable motor vehicle safety standards. If a large number of vehicles are the subject of recall or if needed replacement parts are not in adequate supply, Polestar may be unable to service, and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize Polestar's ability to fulfill existing contractual commitments or satisfy demand for its electric vehicles and could also result in the loss of business to its competitors. Such recalls, whether caused by systems or components engineered or manufactured by Polestar or its suppliers, would involve significant expense and diversion of management's attention and other resources, which could adversely affect Polestar's brand image in its target market and its business, prospects, results of operations and financial condition. As a newer entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to Polestar. Additionally, problems and defects experienced by other electric consumer vehicles, including failure of their energy storage product as well as the mishandling of battery cells or a safety issue or fire related to the cells at manufacturing facilities, could by association have a negative impact on perception and customer demand for Polestar's vehicles.
In addition, even if its vehicles function as designed, Polestar expects that the battery efficiency, and hence the range, of its electric vehicles, like other electric vehicles that use current battery technology, will decline over the time of its life. Other factors, such as usage, time and stress patterns, may also impact the battery's ability to hold a charge, or could require Polestar to limit vehicles' battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease Polestar's vehicles' range between charges. Such decreases or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers' purchasing decisions. There can be no assurance that Polestar will be able to improve the performance of its battery packs, or increase its vehicles' range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers' willingness to purchase Polestar's vehicles and negatively impact its brand and reputation, which could adversely affect Polestar's business, prospects, results of operations and financial condition.
Polestar may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.
Polestar may become subject to product liability claims, which could harm its business, prospects, results of operations and financial condition. The automotive industry experiences significant product liability claims, and Polestar faces inherent risks of exposure to claims in the event its vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury or death. Polestar also expects that, as is true for other automakers, Polestar's vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of its vehicles, Polestar may face product liability claims and adverse publicity in connection with such incidents. In addition, Polestar may face claims arising from or related to failures, claimed failures or misuse of new technologies that Polestar expects to offer, including ADAS/AD features and future upgrades in its vehicles.
A successful product liability claim against Polestar could require it to pay a substantial monetary award. Moreover, a product liability claim against Polestar or its competitors could generate substantial negative publicity about its vehicles and business and inhibit or prevent commercialization of its future vehicles, which would have material and adverse effects on its brand, business, prospects and results of operations. Polestar's insurance coverage might not be sufficient to cover all potential product liability claims, and insurance coverage may not continue to be available to Polestar or, if available, may be at a significantly higher cost. Any lawsuit seeking significant monetary damages or other product liability claims may have a material and adverse effect on Polestar's reputation, business and financial condition.
Uninsured losses, including losses resulting from product liability, accidents, acts of God and other claims against Polestar, could result in payment of substantial damages, which would decrease Polestar's cash reserves and could harm its cash flow and financial condition.
In the ordinary course of business, Polestar may be subject to losses resulting from product liability, cyber-attacks, accidents, acts of God and other claims against it, for which it may have no insurance coverage. While Polestar currently carries general and products liability, commercial automobile liability, crime, marine cargo, property and business interruption, workers' compensation, employment practices, and directors' and officers' insurance policies, it may not maintain as much insurance coverage as other companies do, and in some cases, it may not maintain any at all. Additionally, the policies it does have may include significant deductibles, and it cannot be certain that its insurance coverage will be sufficient to cover all or any future claims against it. A loss that is uninsured or exceeds policy limits may require Polestar to pay substantial amounts, which could adversely affect its financial condition and results of operations. Further, insurance coverage may not continue to be available to Polestar or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in Polestar's risk profile in the future.
Polestar must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles, and there can be no assurance such systems will be successfully developed.
Polestar's vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate and to store, retrieve, process and manage immense amounts of data, some of which are still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and Polestar will need to coordinate with its vendors and suppliers in order to develop such technologies and integrate them into its electric vehicles and ensure such technologies interoperate with other complex technology as designed and as expected. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after code has been released for external or internal use. Although Polestar will attempt to remedy any issues it observes in its vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers. Additionally, if Polestar is able to deploy updates to the software addressing any issues, but its over-the-air update procedures fail to properly update the software, Polestar's customers would then need to arrange for installing such updates to the software, and their software may be subject to deficiencies and vulnerabilities until they do so Any defects or errors in, or which are attributed to, Polestar's technology, could result in, among other things delayed production and delivery of Polestar's vehicles, customer dissatisfaction with Polestar's vehicles, damage to Polestar's reputation, third-party legal action or regulatory penalties and, increased warranty or service costs and use of resources to remedy the issue.
In addition, if Polestar and its partners are unable to develop the software and technology systems necessary to operate its vehicles, Polestar's competitive position will be harmed. Polestar relies on its strategic partners and suppliers to develop a number of technologies for use in its products, including Google Android Automotive Services for the infotainment system installed in Polestar vehicles and independent developers developing third-party apps for Polestar vehicles. There can be no assurances that Polestar's strategic partners and suppliers will be able to meet the technological requirements, production timing and volume requirements to support Polestar's business plan. In addition, such technology may not satisfy the cost, performance useful life and warranty characteristics Polestar anticipates in its business plan, which could materially and adversely affect Polestar's business, prospects and results of operations.
Polestar faces risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects.
Polestar has operations and subsidiaries in Europe, North America and Asia Pacific that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of its growth strategy, Polestar intends to expand its sales, maintenance and repair services and manufacturing activities to new countries in the coming years. However, Polestar has limited experience in manufacturing, selling or servicing its vehicles, and such expansion would require it to make significant expenditures, including the hiring of local employees, in advance of generating any revenue.
Polestar is subject to a number of risks associated with international business activities that may increase its costs; impact its ability to sell, service and manufacture its vehicles; and require significant management attention.
These risks include:
•conforming Polestar's vehicles to various international regulatory requirements of jurisdictions where its vehicles are sold or homologated.
•establishing localized supply chains and managing international supply chain and logistics costs.
•difficulty in staffing and managing foreign operations.
•difficulties attracting customers in new jurisdictions.
•difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations.
•taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that Polestar may not be able to offset against taxes imposed upon it by another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction.
•fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Polestar undertakes and changes in value of certain currencies relative to other currencies, including shifts in the Chinese Yuan, U.S. Dollar and Swedish Krona.
•United States, European Union and other and foreign government trade restrictions, price or exchange controls and tariffs, particularly those tariffs introduced by the United States and European Union in 2024 and 2025 targeting electric vehicles manufactured in China.
•foreign labor laws, regulations and restrictions.
•changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks.
•political instability, natural disasters, climate change, environmental conditions, pandemics, war or events of terrorism.
•the strength of international economies; and
•In light of challenges accessing certain markets such as China due to intense competition and others like the United States due to significant tariffs, Polestar has focused its expansion to new markets within the European area, such as France.
Restrictions on international trade, such as tariffs and other controls on imports or exports of goods, information or technology can materially adversely affect the Company's operations and supply chain and limit the Company's ability to offer and distribute its products and services to customers.
Our business is subject to the imposition of tariffs, import and export controls and other trade restrictions, which may make it more costly for us to export our vehicles to other countries or import the materials and supplies needed to manufacture our vehicles. For example, many of Polestar's vehicles are manufactured in China. The United States recently imposed extraordinary tariffs on Chinese-made electric cars and additional tariffs on goods from China may be imposed in the future.
The European Union has imposed a complex sanctions regime with higher tariffs on imports of Chinese electric vehicles and related parts and components. This has resulted in an additional 18.8% import tariff (in addition to the previously existing 10% tariff) on Polestar's vehicles by the European Union for Polestar vehicles imported from China, which will lead to higher selling prices or lower margins on the vehicles sold. An effort led by the Chinese Ministry of Commerce is attempting to seek wider industry relief from these tariffs, but there is no guarantee that such relief would be granted or that it would adequately reduce the additional tariff burden. Although, Polestar manufacturing facilities in Charleston, South Carolina and Busan, South Korea (which are owned and operated by Polestar's manufacturing partners) as well as any potential future facilities, are anticipated to reduce the risk of higher import or custom duties in the U.S. and/or the European Union, this may not ultimately be the case. If these manufacturing facilities do not ramp up as expected, Polestar will rely more heavily on imported inventory from China, and its vehicles may be subject to higher tariffs. These new tariff rules are also complex and may be difficult for Polestar to correctly interpret. These tariffs may have a negative impact on our results of operations and cash flows.
Additionally, the U.S. Department of Commerce has implemented regulations on the use of information and communications technologies from China and deployed in connected vehicles. These regulations may prohibit the import of vehicles manufactured in China or by Chinese owned companies. Unless remedial measures to replace certain suppliers can be implemented and a license to exempt the indirect ownership of Polestar by a Chinese national can be obtained from the U.S. Department of Commerce, there is a risk that these new U.S. regulations governing connected vehicles may effectively prohibit Polestar from selling its vehicles in the U.S. market. Such a result would have a materially negative result on our results of operations, cash flow and financial condition. Although Polestar is in discussions with the Department of Commerce regarding a license, there can be no guarantee that a license will be granted. Additionally, the conditions for such licenses may have a materially negative impact on our governance and require changes to component sourcing decisions that may have a negative impact on our results of operations.
There is significant uncertainty about the imposition of tariffs in the United States following the U.S. Supreme Court decision that struck down certain U.S. tariffs implemented by the current U.S. administration and additional tariff announcements by the U.S government. The U.S. has said it intends to impose tariffs using other tariff authorities and other countries may impose retaliatory tariffs or other measures.
Other trade related laws and regulations may also impact the import of vehicles into the United States. For example, under the Uyghur Forced Labor Prevention Act, or UFLPA, Polestar may be required by U.S. Customs and Border Protection to trace its supply chains to demonstrate that materials or products within the supply chain did not originate in certain regions within China. In 2025, the list of entities and materials designated subject to import restrictions expanded and detentions have increased. If Polestar is not able to import vehicles into the United States due to the UFLPA or other regulatory regimes, or we are required to make changes to our suppliers, it would have a materially negative result on our results of operations, cash flows and financial condition.
The Chinese government may intervene in or influence Polestar's and Polestar's partners' operations in China at any time, which could result in a material change in Polestar's operations and ability to produce vehicles and significantly and adversely impact the value of Polestar's securities.
The Chinese government exerts substantial influence, discretion, oversight and control over the manner in which companies incorporated under the laws and regulations of China must conduct their business activities, including activities relating to overseas offerings of securities and/or foreign investments in such companies. Polestar is incorporated under the laws of England and Wales with headquarters in Sweden and has subsidiaries with operations in mainland China as well as other significant markets. Accordingly, Polestar is not subject to the permissions requirements of the China Securities Regulatory Commission (the "CSRC") with respect to the issuance of securities by Polestar to investors. However, Polestar cannot guarantee that the Chinese government will not seek to intervene or influence any of Polestar's or its partners' operations or securities' offerings at any time. If Polestar or its partners were to become subject to such direct influence, intervention, discretion, oversight or control, including those over overseas offerings of securities (including foreign investments), it may result in a material adverse change in Polestar's and its partners' operations and cause the value of Polestar's securities to significantly decline or be worthless. Furthermore, because Polestar is indirectly majority owned by a Chinese national, any sanctions or other restrictions placed on Chinese or foreign owned companies by the government of the United States, or any other country in which we do business, that restricts the ability of Polestar to conduct its operations or business in that respective market could have a negative result on our results of operations, cash flow and financial condition.
The Chinese government has published policies that significantly affected certain industries such as the education and internet industries, and Polestar, albeit not engaging in such industries, cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding Polestar's industry that could require Polestar and its partners to seek permission from Chinese authorities to continue operating, which may adversely affect Polestar's business, financial condition and results of operations.
Compliance with China's data security and information protection laws, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect Polestar's business.
China has implemented several laws related to data security and information protection, including the Data Security Law of the People's Republic of China, the Cyber Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, the Several Measures on the Automobile Data Security Management, the Cross-border Data Transfer Security Measures and the Industry and Information Technology Field Data Security Administrative Measures. Many of these laws require regulatory approval or assessment if a person or entity engages in data or information collection, processing, storage, usage and transfer.
Polestar may not be able to comply with these various rules and regulations. Interpretation, application and enforcement of these laws, rules and regulations will evolve over time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations could significantly increase the cost to Polestar of producing and selling vehicles, require significant changes to Polestar's operations or even prevent Polestar from providing certain service offerings in jurisdictions in which Polestar currently operates or in which Polestar may operate in the future. Despite Polestar's efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Polestar's practices or offerings could fail to meet all of the requirements imposed on Polestar by the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and/or related implementing regulations. Any failure on Polestar's part to comply with such laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage Polestar's reputation, discourage new and existing counterparties from contracting with Polestar or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect Polestar's business, financial condition and results of operations. Even if Polestar's practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Polestar's reputation and adversely affect Polestar's business, financial condition and results of operations (see —Risks Related to Cybersecurity and Data Privacy—Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar's current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar's business and product development plans.). Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect Polestar's ability, on favorable terms, to raise capital, including engaging in follow-on offerings of its securities in the U.S. market.
Polestar uses global information systems to support its worldwide operation, but the information systems might not have servers in China and the personal information collected by Polestar in China may be constantly exported outside China to countries hosting the information systems' servers. Polestar also relies on certain information systems maintained by Volvo Cars to process certain personal information, which similarly exports personal information outside China on a regular basis. Personal information processed by information systems with servers in China is stored in China, unless Polestar's operations necessitate exporting such personal information. Polestar could also be impacted should its original equipment manufacturer ("OEM") suppliers not fulfill such obligations under the forgoing measures.
Polestar may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive business and other business carried out by Polestar's operating entities in China. Polestar and its subsidiaries may not receive or maintain permissions, or all required approvals from the CAC or other relevant authorities to operate in China.
The Chinese government extensively regulates the internet and automotive industries and other business carried out by Polestar's operating entities in China. Such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. The Chinese government also has significant oversight and discretion over the conduct of Polestar's business and Polestar's operations may be affected by evolving regulatory policies as a result. The Chinese government has recently published new policies that significantly affect certain industries, and Polestar cannot rule out the possibility that it will in the future release regulations or policies regarding Polestar's industry that could adversely affect Polestar's business, financial condition and results of operations.
Several regulatory authorities in China, such as the State Administration for Market Regulation, the National Development and Reform Commission, the Ministry of Industry and Information Technology and the Ministry of Commerce, oversee different aspects of the electric vehicle business, and Polestar's operating entities in China are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with their operations in China. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the electric vehicle industry is relatively immature in China, and the government has not adopted a clear regulatory framework to regulate the industry.
There are also substantial uncertainties regarding the interpretation and application of the existing laws, regulations and policies and possible new laws, regulations or policies in China relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that Polestar will be able to obtain all the permits or licenses related to its business in China or will be able to maintain its existing permits and licenses or obtain new ones. In the event that the Chinese government considers that Polestar was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of Polestar's business, the Chinese government has the power, among other things, to levy fines, confiscate any of Polestar's income that it considers illegal, revoke its business licenses and require Polestar to suspend or discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the Chinese government, and any related negative publicity, may have a material and adverse effect on Polestar's business, prospects, financial condition, and results of operations, as well as the trading price of ADSs.
Polestar relies heavily on manufacturing facilities and suppliers based in China, including single-source suppliers, and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risks specific to China.
Polestar relies heavily on manufacturing facilities based in China for the manufacture of its vehicles, including facilities of Volvo Cars and Geely. Polestar intends to rely solely on arrangements with its contract manufacturers, including Volvo Cars, Geely and Renault Korea Motors, for current and future Polestar models, many of which are based in China, even though Polestar has moved certain manufacturing operations outside of China. In addition, Polestar relies on single-source suppliers in China for critical components for Polestar vehicles. This growing presence increases Polestar's sensitivity to the economic, operational and legal risks specific to China. For example, China's economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of development, reinvestment control of foreign exchange, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
While China's economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures intended to benefit the overall Chinese economy may have a negative effect on Polestar. For example, Polestar's financial condition and results of operations may be adversely affected by changes in tax regulations. Higher inflation could adversely affect Polestar's results of operations and financial condition. Furthermore, certain operating costs and expenses, such as battery prices and freight and distribution costs, employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the Chinese government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Polestar's products and services, and consequently have a material and adverse effect on Polestar's businesses, financial condition and results of operations.
It is unclear whether and how Polestar's current or future business, prospects, financial condition or results of operations may be affected by changes in China's economic, political and social conditions and in its laws, regulations and policies. Changes in Chinese policies, regulations and rules, or their enforcement, may occur with little advance notice and could have a significant impact upon Polestar's and its partners' ability to operate profitably.
In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on Polestar's operations and business development.
Additionally, the legal system in China is developing and there are inherent uncertainties that may affect the protection afforded to Polestar for its business and activities in China that are governed by Chinese laws and regulations. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection for Polestar than in more developed legal systems. These uncertainties may impede Polestar's ability to enforce contracts and could materially and adversely affect Polestar's business, financial condition and results of operations.
If sales of Polestar car models do not develop as expected, intangible assets and / or property plant and equipment could be subject to substantial impairment charges, which could negatively affect Polestar's financial results.
Polestar has invested and expects to continue to invest significantly in intangible assets such as software and other intellectual property, and tooling and other tangible assets. As of December 31, 2025, Polestar assessed the values of its Cash Generating Units ("CGUs") for the Polestar 2 (current generation expected to be discontinued in 2026), Polestar 3 and Internal Development Projects (primarily made up of the Polestar 5) in light of slower than expected industry-wide BEV adoption in the near term, lower demand in the upper EV premium segment, changes in regulations and policies and competitive dynamics. Polestar estimated the recoverable amount of these CGUs based on their value in use which uses forecast future cash flows and requires Polestar to make various assumptions, including related to future sales volumes, sales prices and manufacturing costs. The impact of lower demand than previously expected, the changes in regulation and policies and market conditions was reflected in these assumptions as of December 31, 2025. As a result, Polestar recognized an impairment expense related to these CGUs of $1,098.9 million in the year-ended December 31, 2025. In the event of below forecast sales, pricing, and cash flows in the future Polestar may again as part of its regular impairment assessments be requirement to write-down the value of certain assets, which could negatively affect its financial results.
Polestar relies on various distribution approaches, some of which are unproven and different from those employed by other automakers.
Polestar's original primary distribution approach consisted of selling vehicles directly through users (rather than through dealerships), or, in certain countries, through third parties via a franchising model. This was not common in the automotive industry. Polestar is shifting its sales and distribution model to an active selling model and Polestar is opening up sales points. In North America, for example, all sales are conducted through dealerships. Polestar's direct to consumer approach of vehicle distribution, which has recently been adapted for certain markets to follow a non-genuine agency model where more active selling and sales support takes place in the showrooms of Space partners, is relatively new and has a shorter track record to prove long-term effectiveness. Polestar's active sales model may not ultimately prove to be effective and may add cost and complexity to its distribution model. It thus subjects Polestar to risks as this approach requires, in the aggregate, significant expenditures and the development of an in-house sales and marketing team and may provide for slower expansion of Polestar's distribution and sales systems than the traditional dealership system. Polestar has only recently adopted, to a limited extent, the long-established sales channels developed through a dealership system to increase its sales volume. Polestar also leverages the existing Volvo Cars network of dealers as a pipeline of potential operators of Polestar sales points or distributors (depending on the distribution approach in each country). Moreover, Polestar competes with automakers with well-established distribution channels. If Polestar's lack of an established traditional dealer distribution network results in lost opportunities to generate sales, it could limit Polestar's ability to grow. Polestar's expansion of its network of retail locations and service points may not fully meet users' expectations. Polestar's success will depend in large part on its ability to effectively develop its own sales channels and marketing strategies and successfully expand its dealer distribution network. Implementing its business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and Polestar may not be successful in addressing these challenges.
Additionally, the laws governing licensing of dealers and sales of motor vehicles vary from country to country and, within a country, from state to state, and the application of these local laws to Polestar's operations can be difficult to predict. Certain jurisdictions require a dealer license to sell new motor vehicles within the country or state. In the United States, for example, some automobile dealers have brought a claim before the Illinois Motor Vehicle Review Board claiming that they have a right to sell Polestar vehicles because of their franchise with Volvo Cars and in accordance with the Illinois Motor Vehicle Franchise Act. Further, even in jurisdictions where Polestar believes applicable laws and regulations do not currently prohibit its direct sales model, legislatures may impose additional requirements. Because the laws vary from country to country, and, within a country, from state to state, Polestar's distribution model and its sales and service processes is continually monitored and adapted for compliance with the various jurisdictional requirements and may change from time to time. Regulatory compliance and likely challenges to the distribution model may add to the cost of Polestar's business.
Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on Polestar's business, prospects, financial condition and results of operations.
Polestar provides a manufacturer's warranty on all vehicles, components and systems it sells. Polestar needs to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. In addition, Polestar provides additional warranties on installation workmanship or performance guarantees. Warranty reserves will include Polestar's management team's best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly in light of Polestar's limited operating history and the limited field data available to it, and changes to such estimates based on real-world observations may cause material changes to Polestar's warranty reserves in the future. If Polestar's reserves are inadequate to cover future maintenance requirements for its vehicles, its business, prospects, financial condition and results of operations could be materially and adversely affected. Polestar may become subject to significant and unexpected expenses as well as claims from its customers, including loss of revenue or damages. There can be no assurances that the then-existing reserves will be sufficient to cover all claims. In addition, if future laws or regulations impose additional warranty obligations on Polestar that go beyond Polestar's manufacturer's warranty, Polestar may be exposed to materially higher warranty, parts replacement and repair expenses than it expects, and its reserves may be insufficient to cover such expenses.
Polestar may be unable to offer attractive leasing and financing options for its current vehicle models and future vehicles, which would adversely affect consumer demand for its vehicles.
Polestar offers leasing and financing of its vehicles to potential customers through financing partners. Polestar believes that the ability to offer attractive leasing and financing options is particularly relevant to customers in the premium vehicle segments in which it competes. We cannot provide any assurance that our financing partners will continue, or would be able or willing, to provide such services on terms acceptable to us or our customers. If Polestar is unable to offer its customers an attractive option to finance the purchase or lease of its vehicles, such failure could substantially reduce the population of potential customers and decrease demand for Polestar's vehicles.
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
Polestar's vehicles are designed with the advanced driver assistance system ("ADAS") hardware, and Polestar expects to launch automation functionalities and additional capabilities, including autonomous driving ("AD"), over time. ADAS/AD technologies are emerging and subject to known and unknown risks, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction, and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. In addition, self-driving technologies are the subject of intense public scrutiny and interest, and previous accidents involving autonomous driving features in other vehicles, including alleged failures or misuse of such features, have generated significant negative media attention and government investigations. To the extent accidents associated with Polestar's ADAS or AD technologies occur, Polestar could be subject to significant liability, negative publicity, government scrutiny and further regulation. ADAS/AD technology is subject to considerable regulatory uncertainty as the law in different jurisdictions evolves to catch up with the rapidly evolving nature of the technology itself, all of which is beyond Polestar's control. There is a variety of international, federal and state regulations that may apply to self-driving and driver-assisted vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. There are currently no federal U.S. regulations pertaining to the safety of self-driving vehicles; however, NHTSA has established recommended guidelines. Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. In Europe, certain vehicle safety regulations apply to self-driving brake and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict self-driving features and availability, which could adversely affect Polestar's business. Polestar's vehicles may not achieve the requisite level of autonomy that may be required in some countries or jurisdictions for certification and rollout to consumers or may not satisfy changing regulatory requirements which could require Polestar to redesign, modify or update its ADAS/AD hardware and related software systems. Any of the foregoing could materially and adversely affect Polestar's results of operations, financial condition and growth prospects.
In addition, Polestar faces substantial competition in the development and deployment of ADAS/AD technologies. Many of Polestar's competitors, including Tesla, established automakers such as Mercedes-Benz, Audi and General Motors (including via its investments in Cruise Automation), and technology companies including Waymo (owned by Alphabet), Zoox.ai (owned by Amazon), Aurora, Argo AI (jointly owned by Ford and Volkswagen), Mobileye, Aptiv (which recently acquired Wind River), Baidu, Nuro and Ghost Autonomy, have devoted significant time and resources to developing ADAS/AD technologies. They may also own patents in this area, which may be relevant to technologies Polestar may use. If Polestar is unable to develop competitive or more advanced ADAS/AD technologies in-house or acquire access to such technology via partnerships or investments in other companies or assets, it may be unable to equip its vehicles with competitive ADAS/AD features, which could damage its brand, reduce consumer demand for its vehicles or trigger cancellations of reservations and could have a material and adverse effect on its business, results of operations, prospects and financial condition. ADAS/AD technologies are also subject to considerable regulatory uncertainty, which exposes Polestar to additional risks.
Developments in electric vehicles or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Polestar's vehicles. Additionally, extended periods of low gasoline or other petroleum-based fuel prices could adversely affect our business, prospects, results of operations and financial condition.
Polestar may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery cell technologies, hydrogen fuel cell technology, advanced gasoline, ethanol or natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Polestar's business and prospects in ways it does not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers' preferred alternative to the technologies in Polestar's electric vehicles. Any failure by Polestar to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenues and a loss of market share to competitors. In addition, Polestar expects to compete in part on the basis of its vehicles' range, efficiency, charging speeds and performance, and improvements in the technology offered by competitors could reduce demand for Polestar's vehicles. As technologies change, Polestar plans to upgrade or adapt its vehicles and introduce new models that reflect such technological developments, but its vehicles may become obsolete, and its research and development efforts (and those of its strategic partners) may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. Additionally, as new companies and larger, existing vehicle manufacturers continue to enter the electric vehicle space, Polestar may lose any technological advantage it may have and suffer a decline in its competitive position. Any failure by Polestar to successfully react to changes in existing technologies or the development of new technologies could materially harm its competitive position and growth prospects.
Additionally, a portion of the current and expected demand for electric vehicles results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of Europe, North America and Asia Pacific on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the outlook for the long-term supply of oil to Europe, North America and Asia Pacific improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles, including our vehicles, could be reduced, and our business and revenue may be harmed.
Gasoline and other petroleum-based fuel prices have historically been extremely volatile, and it is difficult to ascertain whether such volatility will continue to persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for electric vehicles, including our vehicles, may decrease, which would have an adverse effect on our business, prospects, financial condition and results of operations.
Polestar's financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.
Polestar expects its period-to-period financial results to vary based on its operating costs and product demand, which it anticipates will fluctuate as it continues to design, develop and manufacture new vehicles, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Polestar's revenues from period to period may fluctuate as it identifies and investigates areas of demand, adjusts volumes and adds new product derivatives based on market demand and margin opportunities, develops and introduces new vehicles or introduces existing vehicles to new markets for the first time. In addition, automotive manufacturers typically experience significant seasonality, with comparatively low sales in the first quarter and comparatively high sales in the fourth quarter. Polestar's period-to-period results of operations may also fluctuate because of other factors including labor availability and costs for hourly and management personnel; profitability of its vehicles, especially in new markets; changes in interest rates; impairment of long-lived assets; macroeconomic conditions, both internationally and locally; negative publicity relating to its vehicles; changes in consumer preferences and competitive conditions; or investment in expansion into new markets. As a result of these factors, Polestar believes that period-to-period comparisons of its financial results, especially in the short term, may have limited utility as an indicator of future performance. Significant variation in Polestar's quarterly performance could significantly and adversely affect the trading price of the ADSs.
Changes in foreign currency rates, interest rate risks, or inflation could materially affect Polestar's results of operations.
Due to its international operations, Polestar faces foreign currency risk exposure from fluctuating currency exchange rates, interest rate risk from its exposure to floating and variable interest rates, and inflation risk from existing and expected rates of inflation in the U.S. and other jurisdictions.
Increases in battery prices due to the increased prices of lithium, cobalt, and nickel are expected to lead to higher inventory and costs of goods sold. Volatility in oil prices have also the potential of increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. See Item 5 Operating and Financial Review and Prospects—Key Factors Affecting Performance—Inflation and price risk.
Further, fluctuations in currency rates, interest rate hikes and existing and expected rates of inflation in the U.S., Europe and other jurisdictions have resulted in extreme volatility in the global financial markets, which has increased Polestar's cost of capital and may limit its ability to access financing when needed. Polestar may not be able to obtain additional financing on terms favorable to it, if at all.
Polestar's facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics, pandemics or security incidents.
Polestar may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of its control. For example, prolonged government mandated quarantines and lockdowns in China during 2022 due to further outbreaks of Covid-19 resulted in delays in the production and delivery of critical components and delayed production of Polestar vehicles. Further, if major disasters such as earthquakes, wildfires, tornadoes or other events occur, or if Polestar's information system or communications network breaks down or operates improperly, Polestar's facilities and manufacturing may be seriously damaged or affected, or Polestar may have to stop or delay production and shipment of its products. The effects of climate change may exacerbate the impact of natural disasters and weather events thereby causing interruptions to production or operations and could also lead to higher raw material costs in the event suppliers are also affected by climate change. Furthermore, Polestar could be impacted by physical security incidents at its facilities or those of its strategic partners, which could result in significant damage to such facilities that could require Polestar or its partners to delay or discontinue production of its vehicles. Polestar may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.
A global economic recession or other downturn may have a disproportionately adverse impact on Polestar's business, prospects, results of operations and financial condition.
Because of Polestar's premium brand positioning and pricing, an economic downturn is likely to have a heightened adverse effect on it, compared to many of its electric vehicle and traditional automotive industry competitors, to the extent that consumer demand for premium goods is reduced in favor of lower-priced alternatives. Any economic recession or other downturn could also cause logistical challenges and other operational risks if any of Polestar's suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations.
The ongoing conflicts between Russia and Ukraine and in the Middle East have, and are likely to continue to, generate uncertain geopolitical conditions, including sanctions, economic boycotts, and divestment initiatives that could adversely affect Polestar's business prospects and results of operations.
Russia and Ukraine are not Polestar markets, and there are no plans to launch in either market in the near future. However, Israel is a Polestar market and Polestar has some suppliers with operations in Israel. The uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia's invasion of Ukraine, the U.S. and Israeli war with Iran and further escalation of the ongoing conflicts in the Middle East may cause shipping disruptions, supply chain and logistics disruptions, weaken demand for Polestar's vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Polestar has suppliers in Israel, including Mobileye. If the conditions in Israel interrupt Polestar's suppliers' operations or limit the ability for Polestar's suppliers to operate, Polestar's business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar's business given Polestar's relationship with Mobileye. In addition, further escalation of the conflicts in the Middle East that result in an impact to shipping through the Strait of Hormuz and/or Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers' buying patterns or may adversely impact operations of Polestar's suppliers. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, Polestar's operations and could create or exacerbate risks facing Polestar's business.
Polestar vehicles are manufactured at facilities owned and operated by third parties. While Polestar understands that its manufacturing partners do not have any "Tier 1" suppliers from Russia, car production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on Polestar's business and results of operations and financial condition.
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
Risks Related to Cybersecurity and Data Privacy
Polestar relies on its and Volvo Cars' IT systems and third-party consultants, and so any material disruption to its or Volvo Cars' IT systems or the third-party operating our security operations center could have a material and adverse effect on Polestar.
The availability and effectiveness of Polestar's services depend on the continued operation of its information technology and communications systems. Polestar relies on its and Volvo Cars' IT systems, and those of our or Volvo Cars' third-party service providers, and such systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, targeted cybersecurity threats, or other attempts to harm its systems. In addition, the rapid evolution and increased adoption of artificial intelligence may intensify our cybersecurity risks. Polestar also contracts with a third party to operate its cybersecurity operations center. It is possible that our information technology systems and networks, or of our or Volvo Cars' third-party service providers, could have vulnerabilities, which could go unnoticed for a period of time. Further, Polestar's products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in its services or the failure of its systems or the systems on which it relies.
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
Additionally, as part of Volvo Cars IT incident process, Volvo Cars has informed Polestar of cybersecurity incidents that could have had, but did not, impact the operations of Polestar. Should a future material IT incident occur at Volvo Cars or at the third party that operates our cybersecurity operations center, it could cause Polestar to suffer lengthy interruptions to its ability to operate its business, damage to Polestar's reputation, loss of customers, loss of revenue, investigations or litigation or liability for damages, any of which could materially and adversely affect Polestar's business, results of operations, prospects and financial condition.
Any unauthorized control or manipulation of Polestar's products, digital sales tools and systems could result in loss of confidence in Polestar and its products.
Polestar's products contain complex information technology systems. Polestar collects, stores, transmits and otherwise processes data from vehicles, customers, employees and other third parties as part of its business operations, which may include personal data or confidential or proprietary information. Polestar also works with third parties that collect, store and process such data on its behalf and also uses digital tools to sell vehicles to its customers. Polestar has created a foundation of security polices and an information security directive and is in the process of creating and testing information security policies to deployed systems. Polestar is creating measures to implement such policies, including encryption technologies, to prevent unauthorized access by malicious actors and plans to continue deploying additional security measures as it grows. Notwithstanding these measures, there can be no assurance that such systems and measures will be adhered to or will not be compromised as a result of intentional misconduct, including by employees, contractors or vendors, as well as by software or hardware vulnerabilities, human error or technical malfunctions.
Furthermore, threat actors may in the future attempt to gain unauthorized access to, modify, alter, disable, and use Polestar's vehicles, products, and digital sales tools and Polestar's and its service providers' or vendors' systems to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to sensitive or proprietary data stored in or generated by, such vehicles, products, digital sales tools and systems. Advances in technology, an increased level of sophistication and diversity of Polestar's products, digital sales tools and services, an increased level of expertise of threat actors and new developments in artificial intelligence (AI) and cryptography could lead to a compromise or breach of the measures that Polestar or its service providers or vendors use. The use of AI and generative AI technologies, both internally and through third-party providers, may create new cybersecurity risks or exacerbate existing ones, including the risk of cybersecurity incidents, data breaches, or unauthorized access to sensitive information. These risks may be difficult to anticipate or detect and could result in significant business, legal, or reputational harm. Polestar and its service providers' and vendors' systems have in the past and may in the future be affected by cybersecurity incidents. Polestar's and its service providers' and vendors' systems are also vulnerable to damage or interruption from, among other things, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, ransomware, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm its products and such systems. Polestar's and its service providers' or vendors' data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of Polestar's and its service providers' and vendors' systems are not and will not be fully redundant. Further, Polestar's disaster recovery planning is not yet fully developed and cannot account for all eventualities. Any problems at Polestar's or its service providers' or vendors' data centers could result in lengthy interruptions in Polestar's service. There can be no assurance that any security or other operational measures that Polestar or its service providers or vendors have implemented will be effective against any of the foregoing threats or issues.
If Polestar is unable to protect its products, digital sales tools and its service providers' and vendors' systems (and the information stored on such platforms) from unauthorized access, use, disclosure, disruption, modification, destruction or other cybersecurity incidents, such problems or security incidents could have negative consequences for its business and future prospects, subjecting Polestar to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate and remedy such incidents, reducing customer demand for Polestar's products, harming its reputation and brand and compromising or leading to a loss of protection of its intellectual property or trade secrets. In addition, regardless of their veracity, reports of unauthorized access to Polestar's vehicles or data or Polestar's or its service providers' and vendors' systems, as well as other factors that may result in the perception that such vehicles, systems or data are capable of being "hacked", could negatively affect Polestar's brand. In addition, some members of the U.S. federal government, including certain members of Congress and NHTSA, have recently focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe introduced regulations governing connected vehicle cybersecurity, which became effective in January 2021 and apply in the European Union to all new vehicle types since July 2022 and became mandatory for all new vehicles produced from July 2024. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect Polestar's business in Europe and other markets, and if such regulations or other future regulations are inconsistent with Polestar's approach to automotive cybersecurity, Polestar would be required to modify its systems (or cause its service providers and vendors to modify their systems) to comply with such regulations, which would impose additional costs and delays and could expose Polestar to potential liability to the extent its automotive cybersecurity systems and practices are inconsistent with such regulation.
Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Polestar's current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar's business and product development plans.
In the course of its operations, Polestar collects, uses, stores, discloses, transfers and otherwise processes personal information from its customers, employees and third parties with whom it conducts business, including names, accounts, user IDs and passwords and payment or transaction related information. Additionally, Polestar uses its vehicles' electronic systems to log information about vehicle use, such as charge time, battery usage, mileage and driving behavior, in order to aid it in vehicle diagnostics, repair and maintenance, as well as to help it customize and improve its driving experience.
Data privacy concerns of consumers are generally increasing, which could result in new legislation, in negative public perception of Polestar's current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Polestar's business and product development plans. New concerns or vulnerabilities could be introduced as a result by the use of artificial intelligence technologies by us or third parties.
Significant capital and other resources may be required to protect against information security incidents or to alleviate problems caused by such incidents or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security incidents or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders Polestar receives.
Polestar is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations could harm Polestar's reputation and brand, subject Polestar to significant fines and liability, or otherwise adversely affect its business.
Due to Polestar's data collection practices, products, services and technologies, Polestar is subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern its collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of Polestar's employees, customers and other third parties with whom Polestar conducts business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on Polestar's business, financial condition and results of operations.
The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. The increasing use of artificial intelligence may lead to additional rules and regulations in the jurisdictions in which we operate. Polestar may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation ("GDPR"), which became effective on May 25, 2018, and as a result of the withdrawal of the United Kingdom from the European Union on 31 January 2020 the United Kingdom now has its own data privacy regime comprised of the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the "UK GDPR") (the GDPR and UK GDPR together referred to as the "GDPR") and California adopted the California Consumer Privacy Act of 2018 ("CCPA"), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provide certain privacy rights to individual persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject Polestar to legal and reputational risks.
The GDPR imposes comprehensive data privacy compliance obligations in relation to Polestar's collection, processing, sharing, disclosure, transfer and other use of personal information, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The GDPR also regulates cross-border transfers of personal information out of the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States, and recent European court and regulatory decisions have taken a restrictive approach. Polestar currently relies on the standard contractual clauses and definition of supplementary measures, where applicable and available, or derogations, to transfer personal information outside the EEA and the UK, with respect to both intragroup and third-party transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, Polestar could suffer additional costs, complaints and/or regulatory investigations or fines; Polestar may have to stop using certain tools and vendors and make other operational changes; and/or it could otherwise affect the manner in which Polestar provides its services, and could adversely affect Polestar's business, operations and financial condition.
Since Polestar is subject to the supervision of relevant data protection authorities under both the GDPR and the UK GDPR, Polestar could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20.0 million/GBP 17.5 million or 4% of Polestar's global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change Polestar's data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions).
Polestar is also subject to evolving EU and UK privacy laws. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws in this area, there can be no assurances that Polestar will be successful in its efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change Polestar's use of such technologies, as well as civil claims including class actions, and reputational damage. Furthermore, the EU Data Act, which was adopted in January 2024 and became applicable in September 2025, will apply to data alongside GDPR and extend to providers of internet-of-things devices, providers of related services and holders of both personal and non-personal data in the European Union.
The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California residents with new privacy-related disclosures and new ways to opt out of certain uses and disclosures of personal information. As Polestar expands its operations, the CCPA may increase its compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States.
Additionally, effective in most respects on January 1, 2023, the California Privacy Rights Act ("CPRA") has significantly modified the CCPA, including by expanding California residents' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Other U.S. states have implemented or are implementing comprehensive privacy statutes that share similarities with the CCPA. For example, such laws have been enacted in Virginia, Colorado, Connecticut and Utah, and came into force in 2023. Additionally, Polestar may be subject to certain laws and regulations, e.g., "Right to Repair" laws, which require Polestar to provide third-party access to its network and/or vehicle systems.
Other jurisdictions have begun to propose similar laws. Compliance with additional applicable privacy and data security laws and regulations is a rigorous and time-intensive process and may place restrictions on the conduct of our business and the manner in which Polestar interacts with its customers. Polestar may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause Polestar to incur substantial costs or require Polestar to change its business practices, including its data practices, in a manner adverse to its business. In particular, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, violations of data privacy laws, enforcement actions and other proceedings against Polestar, which could result in substantial fines, damages and other liability as well as damage to Polestar's reputation and credibility, which could have a negative impact on revenues and profits.
Additionally, on July 26, 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require disclosure regarding cybersecurity risk management (including the corporate board's role in overseeing cybersecurity risks, management's role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports. These new cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents in a Form 6-K, generally within four days of determining an incident is material.
There are also ongoing complex, uncertain, rapid development and changes of data privacy and security related laws in China. Polestar and its business partners in China could be affected by intervention by the Chinese government relating to, for example, information-sharing and cybersecurity matters. The risk of such interventions could be heightened in connection with a listing of shares of Polestar or any of its business partners and could result in prohibitions of the sale and/or marketing of certain products. For example, on December 28, 2021, the CAC published the Cybersecurity Review Measures, which came into effect on February 15, 2022, specifying that the cybersecurity review must be conducted in the event the data processing operators in possession of personal information of over 1 million users intend to list their securities in a foreign country. Polestar has not exceeded this threshold as of the date of this Report. However, under the Cybersecurity Review Measure, the CAC could also initiate cybersecurity review under certain situations, for example, if a regulatory agency within the cyber-security review coordination mechanism believes a network product or service, data processing activity impacts or might impact Chinese national security. If Polestar were subject to such reviews and be found to be non-compliant with applicable data protection laws, Polestar may face administrative fines up to RMB 10 million. Additionally, significant restrictions may be imposed on Polestar's operation in China, or relevant Chinese licenses may be completely or partially revoked. Also, other Chinese regulatory agencies might examine Polestar with regulatory scrutiny and enact sanctions. Finally, Polestar may suffer significant public opinion damage, and there is a risk that its reputation may be materially harmed. Any of these events could have a material and adverse effect on Polestar's results of operations and financial position as well as on its possibilities to carry out business in China.
Polestar posts public privacy policies on its websites and provides privacy notices to the categories of persons whose personal information it collects, processes, uses or discloses. Although Polestar endeavors to comply with its published policies and other documentation, Polestar may at times fail to do so or may be perceived to have failed to do so. Moreover, despite its efforts, Polestar may not be successful in achieving compliance if its employees, contractors, service providers, vendors or other third parties fail to comply with its published policies and documentation. Such failures could carry similar consequences or subject Polestar to potential international, local, state and federal action if they are found to be deceptive, unfair or misrepresentative of Polestar's actual practices. Claims that Polestar has violated individuals' privacy rights or failed to comply with data protection laws, regulations or applicable privacy notices could, even if Polestar is not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.
Most jurisdictions have enacted laws or regulations requiring companies to notify individuals, regulatory authorities and other third parties of security incidents involving certain types of data. Such laws or regulations may be inconsistent or may change or additional laws or regulations may be adopted. In addition, Polestar's agreements with certain customers may require it to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and Polestar's customers losing confidence in the effectiveness of its security measures, and could require it to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially and adversely affect Polestar's business, prospects, results of operations and financial condition.
Risks Related to Polestar's Employees and Human Resources
Polestar's ability to manage growth relies on the retention and recruitment of key personnel. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair Polestar's ability to expand its business.
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
Polestar's success is substantially dependent on the continued service and performance of its senior management team and key personnel, particularly those with expertise in digital, technical, commercial, and automotive fields. Although Polestar expects its senior leadership to remain in place, there is no guarantee against the potential loss of key individuals. In 2025, Polestar underwent several senior leadership changes, including the appointment of a new Chief Technology Officer and a new Chief HR Officer. The ability of these new leaders to effectively develop the Company's business, operations, and strategic plans is critical to achieving Polestar's strategic objectives. Management transitions, as well as any future leadership changes, could require significant time and resources and may temporarily disrupt the Company's operations or delay the implementation of its strategic initiatives.
Polestar's ability to attract, integrate, and retain highly skilled personnel is also a critical factor in its future success. The battery electric vehicles industry is characterized by intense competition for talent, particularly for individuals with specialized skills. While the Company continues to prioritize talent acquisition and retention, there is no assurance that it will consistently succeed in securing or retaining such personnel. Furthermore, the presence of highly skilled employees does not necessarily guarantee immediate or sustained profitability.
The workforce reductions undertaken by Polestar in 2023, 2024 and 2025 have presented certain challenges, including potential decreases in employee morale, operational disruptions, and the loss of institutional knowledge. These challenges have contributed to a slight increase in employee turnover, prompting the Company to implement measures to mitigate further attrition. However, higher-than-anticipated turnover rates, particularly among employees in critical roles, could adversely affect Polestar's ability to execute its strategic initiatives and maintain operational productivity. Unplanned departures of key personnel could disrupt ongoing projects, delay essential business processes, and weaken the Company's competitive position. Replacing such employees often involves substantial time and expense, with no guarantee of securing equally capable successors.
In a highly competitive labor market, particularly within the BEVs industry, Polestar faces additional challenges related to rising compensation expectations, market dynamics, and reputational factors. These issues may constrain the Company's ability to attract and retain talent, which could negatively affect its capacity to innovate, adapt to evolving market conditions, and meet customer expectations. Changes in employment laws, labor regulations, or immigration policies may further complicate workforce management, potentially increasing costs or limiting access to qualified personnel in certain jurisdictions.
The inability to attract and retain key personnel could materially and adversely impact Polestar's operations, competitive position, and long-term success. Additionally, any failure by the Company's management to effectively anticipate, implement, and oversee the changes required to sustain Polestar's growth could have a material adverse effect on its business, financial condition, and results of operations.
Polestar's manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations, and Polestar's business could be adversely affected by labor and union activities.
Polestar's manufacturing partners will need to hire and train a significant number of employees to engage in full-scale operational and commercial operations. There are various risks and challenges associated with hiring, training and managing a large workforce. If Polestar's manufacturing partners are unsuccessful in hiring and training a workforce in a timely and cost-effective manner, Polestar's business, financial condition and results of operations could be adversely affected.
Furthermore, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs. Worker and union disagreements may result in strikes and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies' operations. Approximately 51% of Polestar's workforce is covered by collective bargaining agreements. Polestar has collective agreements in Austria, Belgium, Finland, Italy, the Netherlands, Portugal, Spain and Sweden. Labor unions or labor organizations could also seek to organize some or all of Polestar's non-unionized workforce. Future negotiations with the union or other certified bargaining representatives could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Additionally, if Polestar is unable to reach labor agreements with any current or future unionized work groups, it may be subject to work interruptions or stoppages, which may adversely affect its ability to conduct its operations. Moreover, future agreements with unionized and non-unionized employees may be on terms that are not as attractive as Polestar's current agreements or comparable to agreements entered into by Polestar's competitors. Furthermore, Polestar may be directly or indirectly dependent upon companies, such as parts suppliers and trucking and freight companies, with unionized work forces, and work stoppages or strikes organized by such unions could have a material adverse impact on Polestar's business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of Polestar's products and have a material and adverse effect on its business, prospects, results of operations or financial condition.
Misconduct by Polestar's employees and independent contractors during and before their employment with Polestar could expose Polestar to potentially significant legal liabilities, reputational harm and/or other damage to its business.
Many of Polestar's employees play critical roles in ensuring the safety and reliability of its vehicles and/or its compliance with relevant laws and regulations. Certain Polestar's employees have access to sensitive information and/or proprietary technologies and know-how. While Polestar has adopted a code of conduct for all of its employees and implemented policies relating to intellectual property, confidentiality and the protection of company assets, Polestar cannot assure you that its employees will always abide by the codes, policies and procedures, nor that the precautions Polestar takes to detect and prevent employee misconduct will always be effective. If any of Polestar's employees engages in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information or proprietary information, Polestar and such employees could be subject to legal claims and liabilities, and Polestar's reputation and business could be adversely affected as a result.
In addition, while Polestar has screening procedures during the recruitment process, Polestar cannot assure you that it will be able to uncover misconduct of job applicants that occurred before Polestar offered them employment, or that Polestar will not be affected by legal proceedings against its existing or former employees as a result of their actual or alleged misconduct. Any negative publicity surrounding such cases, especially in the event that any of Polestar's employees is found to have committed any wrongdoing, could negatively affect Polestar's reputation and may have an adverse impact on its business.
Furthermore, Polestar faces the risk that its employees and independent contractors may engage in other types of misconduct or other illegal activity, such as intentional, reckless or negligent conduct that violates production standards, workplace health and safety regulations, fraud, abuse or consumer protection laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Polestar takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Polestar from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Polestar is subject to the risk that a person or government could allege fraud or other misconduct, even if none occurred. If any such actions are instituted against Polestar and Polestar is not successful in defending itself or asserting its rights, those actions could have a significant impact on Polestar's business, prospects, financial condition and results of operations, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of Polestar's operations, any of which could adversely affect its business, prospects, financial condition and results of operations.
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
Polestar is or will be subject to complex environmental, manufacturing, and health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal, release of and exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. For example, Polestar is subject to laws, regulations and regulatory agencies like the EU, including its Regulations 2018/858 and 2023/1542, the Environmental Protection Agency ("EPA") and NHTSA in the United States and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance, including remediating contamination if any is found on Polestar's properties and any changes to Polestar's operations mandated by new or amended laws, may be significant and such costs may increase in the event of new, or changes to existing, environmental or climate change laws, regulations or rules. Polestar may also face unexpected delays in obtaining permits and approvals required by such laws in connection with the manufacturing and sale of its vehicles, which would hinder its ability to conduct its operations. Such costs and delays may adversely impact on its business prospects and results of operations. Furthermore, any violations of these laws may result in litigation, substantial fines and penalties, remediation costs, a loss of market access, third-party damages or a suspension or cessation of Polestar's operations.
In addition, motor vehicles are subject to substantial regulation under international, federal, state and local laws. Polestar has incurred, and expects to continue to incur, significant costs in complying with these regulations. Any failures to comply could result in litigation, significant expenses, delays or fines. Generally, vehicles must meet or exceed mandated motor vehicle safety standards to be certified under applicable regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Any future vehicles will be subject to substantial regulation under federal, state and local laws and standards. These regulations include those promulgated by the EPA, NHTSA, other federal agencies, various state agencies and various state boards (including the California Air Resources Board ("CARB")), and compliance certification is required for each new model year and changes to the model within a model year. These laws and standards are subject to change from time to time, and Polestar could become subject to additional regulations in the future, which would increase the effort and expense of compliance. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing, and Polestar faces risks associated with changes to these regulations, which could have an impact on the acceptance of its electric vehicles, and increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Compliance with these regulations is challenging, burdensome, time consuming and expensive. If compliance results in litigation, delays or substantial expenses, Polestar's business could be adversely affected.
Polestar is also subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally, including in Europe, North America and Asia Pacific. As Polestar expands, it will need to ensure its compliance with regulatory requirements in various jurisdictions. If Polestar fails to manage its growth effectively, its brand, business, prospects, financial condition and operating results may be harmed. Regulations such as standards relating to vehicle safety, fuel economy and emissions, among other things, often vary materially from country to country and compliance with such regulations will therefore require additional time, effort and expense to ensure regulatory compliance in those countries. This process may include official review and certification of Polestar's vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. The costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm Polestar's business, prospects, results of operations and financial condition.
Polestar's business is also subject to risks related to the generation, sale, and use of carbon credits and similar regulatory credits. The value and demand for such credits are highly dependent on evolving government regulations and the compliance strategies of other manufacturers. Changes in emissions standards, the introduction or repeal of regulatory credit programs, or shifts in the supply and demand for credits, such as those resulting from increased electric vehicle adoption by competitors, could materially reduce the revenue Polestar generates from carbon credit sales or increase the cost of compliance with emissions regulations. For example, if regulatory requirements are relaxed, or if other manufacturers achieve compliance through their own electrification efforts, demand for credits may decline, adversely affecting Polestar’s financial results.
Polestar may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management's attention and materially harm its business, results of operations, cash flows and financial condition.
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
Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, Polestar's litigation costs could be significant, even if it achieves favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require Polestar to modify, make temporarily unavailable or stop manufacturing or selling its vehicles in some or all markets, all of which could negatively affect its sales and revenue growth and adversely affect its business, prospects, results of operations, cash flows and financial condition. The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurances that Polestar's expectations will prove correct, and even if these matters are resolved in Polestar's favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm Polestar's business, results of operations, cash flows and financial condition. In addition, the threat or announcement of litigation or investigations by governmental authorities or other parties, irrespective of the merits of the underlying claims, may itself have an adverse impact on the trading price of the Company's securities.
The Company is subject to and in the future may be subject to securities litigation, which is expensive and could divert management attention.
The price of the AD securities may be volatile and, in the past, companies that have experienced volatility in the market price of their shares may be subject to securities class action litigation. Polestar is and may be in the future the target of this type of litigation. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in such litigation could also subject Polestar to significant liabilities and materially impact our results of operations. Furthermore, a shareholder filed a securities class action lawsuit in August 2023 against parties formerly connected to GGI, the special purpose acquisition company that combined with Polestar as part of the Business Combination. Although Polestar is not a party to such lawsuit, in February 2024 it received a demand from certain defendants which stems from indemnification obligations Polestar agreed to as part of the Business Combination Agreement. Polestar is responsible for covering certain defendants' costs including legal expenses and, potentially, a future settlement or adverse judgment, which may negatively impact our results of operations and cash flows.
On January 30, 2025, Polestar and several of its former executive officers were named as defendants in a putative securities class action complaint filed in the U.S. District Court for the District of New Jersey. Plaintiffs allege that Polestar and the individual defendants violated Sections 10(b) and 20(a) of the Exchange Act in connection with historical financial disclosures and the announcement by Polestar on January 16, 2025, that certain of its previously issued financial information contained errors that required restatement. On May 23, 2025, Polestar, several of its former executive officers, GGI, and several former officers and directors of GGI were named as defendants in a putative securities class action complaint filed in the U.S. District Court for the District of New Jersey. The lawsuit alleges that Polestar, GGI and the individual defendants have misrepresented material facts about the business and financial condition of Polestar from May 18, 2022, to January 16, 2025, purportedly in violation of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934. Defendants intend to defend against the lawsuit.
It is possible that Polestar could be a target of other shareholder litigation in the future and that such lawsuits may require Polestar to expend significant time and resources to defend against such claims.
Polestar's manufacturing partners may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles.
Operation of an automobile manufacturing facility requires land use and environmental permits and other operating permits from federal, state and local government entities. Polestar plans to expand its manufacturing capacities by entering into additional agreements with its manufacturing partners over time to achieve a future target production capacity and will be required to apply for and secure various environmental (including wastewater) and land use permits and certificates of occupancy necessary for the commercial operation and occupation of such expanded and additional facilities and will also rely on its partners' ability to apply for and secure various environmental and land use permits and certificates of occupancy necessary for the commercial operation and occupation of such expanded and additional facilities. Delays, denials or restrictions on any of the applications for or assignment of the permits to operate Polestar's manufacturing facilities could adversely affect its ability to execute on its business plans and objectives based on its current target production capacity or its future target production capacity.
Polestar and its manufacturing partners are and will be subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities.
Polestar and its manufacturing partners' operations are subject to federal, state and local environmental laws and regulations in different jurisdictions and are and will be subject to international environmental laws, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and continuously evolving, and Polestar's compliance obligations as a stand-alone company under such laws are still relatively new. Moreover, Polestar and its manufacturing partners may be affected by future amendments to such laws or other new environmental, health and safety laws and regulations which may require it to change or otherwise adapt its operations in order to comply, potentially resulting in a material and adverse effect on its business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in litigation and substantial fines and penalties, third-party damages, suspension of production, cessation of operations or negative reputational concerns, any of which could adversely affect Polestar's business, prospects, results of operations and financial condition.
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
Polestar is and will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which it conducts activities, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the United Kingdom Bribery Act 2010 ("Bribery Act") and other applicable anti-corruption laws and regulations. These applicable anti-corruption laws and regulations, among other things, prohibit Polestar and its officers, directors, employees and relevant other persons acting on its behalf, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. These laws and regulations apply worldwide. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. Similarly, it is a defense under section 7 of the Bribery Act if a company has implemented "adequate procedures" designed to ensure compliance with the provisions of the Bribery Act. A violation of these laws or regulations could adversely affect Polestar's business, reputation, financial condition and results of operations.
Polestar has direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. It also has business collaborations with government agencies and state-owned affiliated entities. These interactions subject Polestar to an increasing level of compliance-related concerns. Polestar has implemented policies and procedures designed to ensure compliance by Polestar and its directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations, including the FCPA and the Bribery Act. However, its policies and procedures may not be sufficient and its directors, officers, employees and other relevant persons acting on its behalf could engage in improper conduct for which Polestar may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject Polestar to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect Polestar's business, reputation, financial condition and results of operations.
The unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Polestar's business, prospects, financial condition and results of operations.
Polestar has benefited from government subsidies, economic incentives and government policies that support the growth of electric vehicles. These government and economic programs are subject to certain limits as well as changes that are beyond Polestar's control, and Polestar cannot assure you that future changes, if any, would be favorable to its business and could result in margin pressures. For example, recent U.S. legislative efforts, including the Inflation Reduction Act of 2022 ("IRA") and the One Big Beautiful Bill Act of 2025 ("OBBBA"), reduce or eliminate federal tax incentives available for purchasers of Polestar vehicles, thereby diminishing the competitiveness of Polestar in the U.S. market. Further, any uncertainty or delay collecting government subsidies may also have an adverse impact on Polestar's financial condition. In addition, Polestar may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply. Any of the foregoing could materially and adversely affect Polestar's business, financial condition and results of operations.
The IRA modifies the tax credit taxpayers are eligible to claim pursuant to Section 30D of the Code (the "30D tax credit") for electric vehicle purchases on or after January 1, 2023, until December 31, 2032. The IRA placed certain restrictions on both taxpayers eligible to claim such credit via maximum income restrictions and the type of electric vehicles for which the credit may be claimed. Electric vehicles eligible for the 30D tax credit must, among other requirements, (i) be priced below $55,000 (or $80,000 in the case of vans, sport utility vehicles and pickup trucks), (ii) finally assembled in North America and (iii) meet certain assembly and sourcing requirements for both the vehicle itself and the battery, including final assembly of the vehicle and sourcing of a percentage of battery components in North America. Although the IRS is continuing to release guidance on the new requirements imposed by the IRA and Polestar 3 commenced production in South Carolina during summer 2024, Polestar does not currently meet other 30D tax credit eligibility requirements, and its vehicles may suffer a price disadvantage in the U.S. market as compared to electric vehicles of certain competitors that meet all of the requirements for eligibility under the 30D tax credit. Polestar has entered into an agreement with the IRS to become a "qualified manufacturer", but as described in the previous sentence, does not currently have specific makes or models of eligible vehicles listed with the IRS. Given the importance of the U.S. market to Polestar's future business plans, a prolonged or permanent inability to offer electric vehicles that are eligible for the 30D tax credit could materially and adversely affect Polestar's business, financial condition and results of operations. Furthermore, the OBBBA eliminated the federal tax credit for the purchase of any electric vehicle after September 30, 2025.
If Polestar's estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, Polestar's results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of its ordinary shares.
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Polestar bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Polestar's consolidated financial statements include those related to revenue recognition, intangible assets, property, plant and equipment, impairment of long-lived assets, inventory valuation, income taxes, provisions, valuation of earn-out rights and financial instruments. If these assumptions change or if actual circumstances differ from those in these assumptions, Polestar's results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of Polestar's ordinary shares.
Although the audit report included in this Report is prepared by auditors who are currently inspected fully by the United States Public Company Accounting Oversight Board (the "PCAOB"), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to the Company's access to U.S. capital markets. Furthermore, trading in the Company's securities on any U.S. stock exchange may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines that the Company's audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely and, as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist the Company's securities. Furthermore, the Accelerating Holding Foreign Companies Accountable Act, amends the HFCAA and requires the SEC to prohibit an issuer's securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.
As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Deloitte is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although Polestar relies on its and its partners' operations within China, a jurisdiction where historically the PCAOB has encountered difficulty with conducting inspections, Deloitte is currently inspected fully by the PCAOB.
Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating auditors' audits and their quality control procedures. As a result, to the extent that any component of Deloitte's work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to the Company's access of the U.S. capital markets.
There can be no assurance that the Company will be able to comply with requirements imposed by U.S. regulators. The market price of the Company's securities could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies reliant upon operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of the Company's actual operating performance.
Risks Related to Intellectual Property
Much of the intellectual property pertaining to Polestar's vehicles is owned by Volvo Cars and Geely and licensed, in some cases on a non-exclusive basis, to Polestar. Accordingly, Polestar may lack certain advantages that competitors or owners of intellectual property, as opposed to licensees, typically have, with respect to some of such intellectual property, such as the ability to enforce intellectual property rights against infringers or the ability to effectively defend against infringement suits that may be initiated against Polestar.
Polestar licenses much of the intellectual property that relates to its vehicles from Volvo Cars and Geely. Thus, in instances where license agreements do not give Polestar the right to defend the intellectual property, Volvo Cars or Geely rather than Polestar enjoys the rights intellectual property owners typically enjoy for certain of such intellectual property, such as the right to bring a lawsuit against a suspected infringer, the right to grant licenses to third parties, and the right to prosecute patent applications. If Polestar suspected such intellectual property were being infringed, e.g., by a competitor, in some cases, it would not be able to stop the infringement without Volvo Cars' or Geely's cooperation, which it may or may not at the relevant time be in Volvo Cars' or Geely's interest to provide. Some of the intellectual property Polestar licenses from Volvo Cars is licensed on a non-exclusive basis. This means that in principle Volvo Cars or Geely could use the same intellectual property itself, for its own account, and grant licenses to such intellectual property to third parties. Moreover, license agreements such as those with Volvo Cars or Geely may be subject to termination in certain instances. In any event, in such cases, Volvo Cars or Geely and not Polestar would have the right to obtain, maintain, enforce, and protect much of Volvo Cars' or Geely's intellectual property pertaining to Polestar's business.
Polestar may fail to adequately obtain, maintain, enforce and protect relevant intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of such intellectual property and related technology. If Polestar is unsuccessful in any of the foregoing, its competitive position could be harmed, and it could be required to incur significant expenses to enforce its rights.
Polestar's ability to compete effectively is dependent in part upon its ability to obtain, maintain, enforce and protect its intellectual property, proprietary technology and licensing rights, but it may not be able to prevent third parties from the unauthorized use of its intellectual property and proprietary technology (or its licensors' intellectual property and proprietary technology, including Volvo Cars' or Geely's), which could harm its business and competitive position. Polestar establishes and protects its intellectual property and proprietary technology through a combination of licensing agreements, nondisclosure and confidentiality agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and other jurisdictions. In addition, Polestar licenses material intellectual property from Volvo Cars and Geely. Despite Polestar's efforts to obtain and protect intellectual property rights, there can be no assurance that these protections will be available in all cases or will be adequate or timely to prevent Polestar's competitors or other third parties from copying, reverse engineering or otherwise obtaining and using Polestar's or its licensors' (including Volvo Cars' or Geely's) technology or seeking court declarations that they do not infringe, misappropriate or otherwise violate Polestar's or its licensors' (including Volvo Cars' or Geely's) intellectual property. Failure to adequately obtain, maintain, enforce and protect Polestar's intellectual property could result in its competitors offering identical or similar products and technologies, potentially resulting in the loss of Polestar's competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and results of operations.
The measures Polestar takes to obtain, maintain, protect and enforce intellectual property rights, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:
•Polestar's licensors (including Volvo Cars and Geely) may have developed and may own the intellectual property, and Polestar may enjoy only a license to it without rights to prosecute patent applications, maintain patents, defend the validity of the intellectual property against challenges, or assert the intellectual property against suspected infringers.
•any patent application Polestar or its licensors (including Volvo Cars and Geely) files may not result in the issuance of a patent.
•Polestar or its licensors (including Volvo Cars and Geely) may not be the first inventor of the subject matter to which it has filed a particular patent application, and/or it may not be the first party to file such a patent application.
•the scope of issued patents may not be sufficient to protect the inventions and technology.
•issued patents may be challenged by its competitors or other third parties and invalidated by courts or other tribunals.
•patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of patents that cover such products.
•employees, contractors or business partners (and the employees and contractors of business partners such as Volvo Cars and Geely) may breach their confidentiality, non-disclosure and non-use obligations.
•competitors and other third parties may independently develop technologies that are the same or similar to Polestar's or its licensors (including Volvo Cars and Geely).
•the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and
•competitors and other third parties may circumvent or otherwise design around Polestar's or its licensors (including Volvo Cars' and Geely's) patents or other intellectual property.
Patent, trademark, copyright and trade secret laws vary significantly throughout the world. The laws of some countries, including countries in which Polestar's products are or will be sold, may not be as protective of intellectual property rights as those in the United States or Sweden, and mechanisms for obtaining and enforcing intellectual property rights may be ineffectual or inadequate. Therefore, Polestar's and its licensors' (including Volvo Cars' and Geely's) intellectual property may not be as strong or as predictably obtained or enforced outside of the United States or Sweden. Further, policing the unauthorized use of Polestar's and its licensors' (including Volvo Cars' and Geely's) intellectual property in some jurisdictions may be difficult or too expensive to be practical. In addition, third parties may seek to challenge, invalidate or circumvent patents, trademarks, copyrights, trade secrets or other intellectual property, or applications for any of the foregoing, which could permit Polestar's competitors or other third parties to develop and commercialize products and technologies that are the same or similar to Polestar's or its licensors' (including Volvo Cars' and Geely's).
While Polestar has registered and applied for registration of trademarks in an effort to protect its brand and goodwill with customers, competitors or other third parties have in the past and may in the future oppose its trademark applications or otherwise challenge Polestar's use of the trademarks and other brand names in which it has invested. Such oppositions and challenges can be expensive and may adversely affect Polestar's ability to maintain the goodwill gained in connection with a particular trademark. In addition, Polestar may lose its trademark rights if it is unable to submit specimens or other evidence of use by the applicable deadline to perfect such trademark rights.
It is Polestar's policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for Polestar, but these agreements may not be self-executing and may not otherwise adequately protect Polestar's intellectual property, particularly with respect to conflicts of ownership relating to work product generated by the employees and contractors. Furthermore, Polestar cannot be certain that these agreements will not be breached and that third parties will not improperly gain access to its trade secrets, know-how and other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of Polestar's and its licensors' (including Volvo Cars' and Geely's) intellectual property is difficult and costly, as are the steps Polestar has taken or will take to prevent misappropriation.
Polestar has acquired or licensed, and plans to further acquire licenses, patents and other intellectual property from third parties, including suppliers and service providers, and it may face claims that its use of this acquired or in-licensed technology infringes, misappropriates or otherwise violates the intellectual property rights of third parties. In such cases, Polestar will seek indemnification from its licensors or other applicable entities. However, Polestar's rights to indemnification may be unavailable or insufficient to cover its costs and losses. Furthermore, disputes may arise with Polestar's licensors or other applicable entities regarding the intellectual property subject to, and any of Polestar's rights and obligations under, any license or other commercial agreement.
To prevent the unauthorized use of Polestar's or its licensors' (including Volvo Cars' and Geely's) intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation against third parties. Any such action could result in significant costs and diversion of Polestar's resources and management's attention, and there can be no assurances that Polestar will be successful in any such action or that its licensors (including Volvo Cars and Geely) will consent to institute or participate in such an action. Any such action may result in a loss of intellectual property rights. Furthermore, many of Polestar's current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than Polestar currently does. Accordingly, despite its efforts, Polestar may not be able to prevent third parties from infringing, misappropriating or otherwise violating intellectual property. Any of the foregoing could adversely affect Polestar's business, prospects, financial condition and results of operations.
Polestar uses other parties' software and other intellectual property in its proprietary software, including "open source" software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact on Polestar's business, financial condition, results of operations and prospects.
Polestar uses open-source software in its products and anticipates using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and Polestar may be subject to such terms. The terms of many open-source licenses to which Polestar is subject have not been interpreted by U.S. or other courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Polestar's ability to provide or distribute its products or services. Any actual or claimed requirement to disclose Polestar's proprietary source code or pay damages for breach of contract or copyright infringement could harm Polestar's business and could help third parties, including Polestar's competitors, develop products and services that are similar to or better than Polestar's. While Polestar monitors its use of open-source software and tries to ensure that none is used in a manner that would require it to disclose its proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, Polestar could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that it developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require Polestar to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and Polestar may not be able to complete the re-engineering process successfully.
Additionally, the use of certain open-source software can lead to greater risks than use of other parties' commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and Polestar cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect Polestar's business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on Polestar's business, financial condition and results of operations.
Polestar may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact Polestar's business, financial condition, results of operations and prospects.
Polestar's competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with Polestar's ability to make, use, develop, sell or market Polestar's products and services, which could make it more difficult for Polestar to operate. From time to time, the holders of such intellectual property rights may assert their rights and urge Polestar to take licenses and/ or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit. While Polestar endeavors to obtain and protect the intellectual property rights that it expects will allow it to retain or advance its strategic initiatives, there can be no assurance that it will be able to adequately identify and protect the portions of intellectual property that are strategic to its business, or mitigate the risk of potential suits or other legal demands by its competitors. Accordingly, Polestar may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase Polestar's operating expenses. In addition, if Polestar is determined to have or believes there is a high likelihood that it has infringed upon a third party's intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into its goods and services, to pay substantial damages and/or license royalties, to redesign its products and services and/or to establish and maintain alternative branding for its products and services. In the event that Polestar is required to take one or more such actions, its brand, business, financial condition and operating results may be harmed.
Risks Related to Tax
Unanticipated tax laws, changes in the application or interpretation of existing tax laws to Polestar or Polestar's customers, changes to tax rates or challenges to Polestar's tax positions may adversely impact its profitability and business.
Polestar operates and is subject to income and other taxes in Sweden, China, the United Kingdom, the United States and a growing number of other jurisdictions throughout the world. Existing domestic and foreign tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Polestar (possibly with retroactive effect), which could require Polestar to change its transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. This is also the case with regard to the application of transfer pricing rules to transactions or other provisions between Polestar entities. Existing tax laws, statutes, rules, regulations or ordinances could also be interpreted, changed, modified or applied adversely to Polestar's customers (possibly with retroactive effect) and, if Polestar's customers are required to pay additional surcharges, it could adversely affect demand for Polestar's vehicles. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where Polestar currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact Polestar's operating activities, effective tax rate, deferred tax assets, operating income and cash flows. Polestar often relies on generally available interpretations of applicable tax laws and regulations. There cannot be certainty that the relevant tax authorities are in agreement with Polestar's interpretation of these laws. If Polestar's tax positions are challenged by relevant tax authorities, the imposition of additional taxes could require Polestar to pay taxes that it currently does not collect or pay or increase the costs of Polestar's services to track and collect such taxes, which could increase Polestar's costs of operations or Polestar's effective tax rate and have a negative effect on Polestar's business, financial condition and results of operations. The occurrence of any of the foregoing tax risks could have a material adverse effect on Polestar's business, financial condition and results of operations.
Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the UK, which would increase the cost of dealing in the Company's securities.
Stamp duty or stamp duty reserve tax ("SDRT") is imposed in the UK on certain transfers of chargeable securities (which include securities in companies incorporated in the UK) at a rate of 0.5% of the consideration paid for the transfer. Certain transfers of securities to depositories or into clearance systems may be charged at a higher rate of 1.5%, unless an election has been made and maintained by the depository or clearance system under section 97A of the UK Finance Act 1986. Polestar is not aware of any such election having been made. No UK stamp duty or SDRT should arise in respect of an issue of ordinary shares into a depository or clearance system or a transfer where it forms an integral part of capital raising.
Any stamp duty or SDRT payable on a transfer of the underlying Company securities to a depository or a clearance system will in practice generally be paid by the transferors or participants in the depository or a clearance system.
Transfers of ADSs representing underlying Company securities that have been deposited with the depository, which will take place in book entry form through the Depository Trust Company ("DTC"), currently do not attract a charge to stamp duty or SDRT in the UK, provided no written instrument of transfer is used to effect the transfer. If, following a change in law, transfers of Company securities effected through DTC attracted a charge to SDRT or stamp duty, then this would increase the cost of dealing in the Company securities.
A transfer of title in the underlying Company securities from the depository to another person and any subsequent transfers of title in the Company securities will generally attract a charge to stamp duty or SDRT at a rate of 0.5% of any consideration, which is generally payable by the transferee of the underlying Company securities. To the extent such transfer is affected by a written instrument of transfer, then any such duty must be paid (and the relevant instrument of transfer stamped by HM Revenue & Customs ("HMRC")) before the transfer can be registered on the register of members of the Company. However, if those underlying Company securities are redeposited with the depository otherwise than in course of arrangements to raise new capital, the redeposit may attract stamp duty or SDRT at the rate of 1.5% of the value of the Company securities, which will, in practice, be required to be paid by the transferor.
The Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs.
A foreign corporation will be treated as a "passive foreign investment company", or "PFIC", for U.S. federal income tax purposes if either (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation's assets in any taxable year is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and certain rents. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.
Based on the current and projected composition of the Company's income and assets, the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2025 and does not expect to be classified as a PFIC for the current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company's income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year. It is also possible that the IRS would not agree with the Company's conclusion, or that U.S. tax laws could change significantly. For additional information, see Item 10.E Additional Information—Taxation—Material U.S. federal income tax considerations.
As a result of the Business Combination, the IRS may not agree that the Company is a foreign corporation for U.S. federal tax purposes.
A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Business Combination, it could be subject to substantial liability for additional U.S. income taxes. However, dividend payments to U.S. Holders (as defined below) would generally constitute "qualified dividends" and be subject to tax at the rates accorded to long-term capital gains. In addition, even if the Company is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a "surrogate foreign corporation" in the event that, following the Business Combination, ownership attributable to former GGI stockholders and certain other U.S. investors exceeded a threshold amount. If it were determined that the Company is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by the Company would not qualify for "qualified dividend income" treatment, and U.S. affiliates of the Company could be subject to increased taxation under the inversion gain rules and the "base erosion anti-abuse tax" of Section 59A of the Code. Furthermore, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions could be limited.
Polestar does not believe the Company should be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise be subject to unfavorable treatment as a surrogate foreign corporation for U.S. federal income tax purposes as a result of the Business Combination. However, the rules for determining ownership under Section 7874 of the Code are complex and unclear and there is no assurance the IRS may agree with Polestar's determination of ownership of the Company for purposes of Section 7874 of the Code. For additional discussion of the U.S. federal income tax treatment of the Company, see Item 10 Additional Information.
Polestar may be unable to utilize certain of its tax losses carried forward, which could increase its future tax expenses.
Due to Polestar scaling its research and development expenses to meet the demands of its growing operations, it has generated tax losses since inception. As of December 31, 2025, Polestar had cumulative carryforward losses of $7,127.1 million. While tax losses in Sweden and the UK have an indefinite carryforward period, the carryforward period in China, where Polestar had a carryforward balance of $851.3 million as of December 31, 2025, is only five years. As a consequence, the ability of Polestar to utilize certain portions of its tax losses carried forward to reduce taxes payable on future Polestar profits, should such profits ever arise, may be limited.
Risks Related to Ownership of Polestar's Securities
The market price and trading volumes of the ADSs may be volatile and could significantly decline.
The Nasdaq stock market, on which Polestar has listed the Class A ADSs and the Class C-1 ADSs under the symbols "PSNY" and "PSNYW", respectively, have from time to time experienced significant price and volume fluctuations. An active trading market for Polestar's ADSs may not be sustained, may be volatile and could decline significantly. You may be unable to sell your ADSs if an active trading market cannot be sustained. Fluctuations in the price of the ADSs could contribute to the loss of all or part of your investment. The trading price of the ADSs could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Polestar's control. Any of the factors listed below could have a material and adverse effect on the trading price of the ADSs, which may trade at prices significantly below the price you paid. In such circumstances, the trading price of the ADSs may not recover and may experience a further decline. The trading price of the ADSs may be negatively impacted by any of the risks described elsewhere in these risk factors. Broad market and industry factors may also materially harm the market price of the ADSs irrespective of Polestar's operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Polestar's securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Polestar could depress the price of ADSs regardless of Polestar's business, prospects, financial conditions or results of operations. A decline in the market price of the ADSs also could adversely affect its ability to issue additional securities and obtain additional financing in the future.
In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert management's attention and resources, and could also require Polestar to make substantial payments to satisfy judgments or to settle litigation.
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
In connection with the Business Combination, each GGI Warrant converted into a Class C ADS, of which the underlying Class C Share is exercisable for a Class A ADS representing thirty Class C Shares and subject to substantially the same terms as were applicable to the GGI Warrants under the SPAC Warrant Agreement. For further information, see Item 12 Description of Securities Other Than Equity Securities. The Class A ADSs issued upon exercise of the Class C ADSs will result in dilution to then existing Company shareholders and increase the number of AD securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A ADSs.
There is no guarantee that the Class C ADSs will ever be in the money, and they may expire worthless.
The exercise price for the Class C ADSs is $345.00 per Class C ADS (excluding any fees due to the depository in connection with the conversion of the Class C ADSs and the issuance of the Class A ADSs). There is no guarantee that the Class C ADS will ever be in the money prior to their expiration, and as such, the Class C ADSs may expire worthless.
Polestar may amend the terms of the Class C ADSs in a manner that may be adverse to holders. As a result, the exercise price of your Class C ADSs could be increased, the exercise period could be shortened and the number of Class A ADSs purchasable upon exercise of a Class C ADS could be decreased, all without your approval. With respect to the Class C-1 ADSs, in accordance with the UK Companies Act 2006 (the "Companies Act") and the Polestar Articles, such amendment would require (i) in order to amend the relevant provisions in the Polestar Articles, a special resolution (requiring approval by at least 75% of members entitled to vote at a meeting of members of Polestar) and (ii) written consent to such amendment by holders of at least 75% of the then-outstanding Class C-1 ADSs.
Polestar may redeem unexpired Class C-1 ADSs prior to their exercise at a time that is disadvantageous to holders, thereby making their Class C-1 ADSs worthless.
Polestar has the ability to redeem outstanding Class C-1 ADSs at any time prior to their expiration, at a price of $0.01 per Class C-1 ADS; provided that the last reported sales price of Class A ADSs equals or exceeds a per share price as specified in the ADS Deposit Agreement—Class C-1 ADSs for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which Polestar gives proper notice of such redemption to the holders of Class C-1 ADSs and provided certain other conditions are met. Polestar will not redeem the Class C-1 ADSs unless an effective registration statement under the Securities Act covering the issuance of the Class A ADSs issuable upon exercise of the Class C-1 ADSs is effective and a current prospectus relating to those Class C-1 ADSs is available throughout the 30-day redemption period, except if the Class C-1 ADSs may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Class C-1 ADSs become redeemable by Polestar, Polestar may exercise its redemption right even if Polestar is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Class C-1 ADSs could force the holders of such Class C-1 ADSs: (i) to exercise their Class C-1 ADSs and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their Class C-1 ADSs at the then-current market price when they might otherwise wish to hold their Class C-1 ADSs; or (iii) to accept the nominal redemption price which, at the time the outstanding Class C-1 ADSs are called for redemption, is likely to be substantially less than the market value of their Class C-1 ADSs. Additionally, if a significant number of holders of Class C-1 ADSs exercise their Class C-1 ADSs instead of accepting the nominal redemption price, the issuance of these Class A ADSs would dilute other equity holders, which could reduce the market price of Class A ADSs.
In addition, Polestar may redeem Class C-1 ADSs for a number of Class A ADSs determined based on the redemption date and the fair market value of Class A ADSs, starting at a trading price determined in accordance with the ADS Deposit Agreement—Class C-1 ADSs. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Class C-1 ADSs are "out-of-the-money", in which case holders of Class C-1 ADSs would lose any potential embedded value from a subsequent increase in the value of the Class A ADSs had such holders' Class C-1 ADSs remained outstanding. None of the Class C-2 ADSs will be redeemable by Polestar (except as set forth in the Polestar Articles) so long as they are held by the GGI Sponsor or its permitted transferees.
In the event Polestar elects to redeem the outstanding Class C-1 ADSs, Polestar will fix a date for the redemption (the "Class C Redemption Date") and provide notice of the redemption to be mailed by first class mail, postage prepaid by Polestar not less than 30 days prior to the Class C Redemption Date to the registered holders of the Class C-1 ADSs (who will, in turn, notify the beneficial holders thereof). For additional information regarding the Class C-2 ADSs and the Class C-1 ADSs, see the applicable sections in the Polestar Articles.
Polestar may issue additional equity securities or convertible debt securities without the approval of the holders of the ADSs, which would dilute ownership interests and may depress the market price of the ADSs.
Polestar will continue to require significant capital investment to support its business, and Polestar may issue equity securities or convertible debt securities of equal or senior rank in the future without approval of the holders of the ADSs in certain circumstances. Additionally, the shareholder loan facilities between Polestar and each of Snita and Geely give Snita and Geely the option to convert borrowings under such facilities into equity upon certain financing events. Any such conversion would result in a dilution to our existing ADSs holders. In 2025, Polestar issued additional equity securities to certain outside investors and Geely, and Geely has exercised its right to convert borrowings under a loan facility into equity.
Polestar's issuance of additional equity securities or convertible debt securities of equal or senior rank may have the following effects: (i) Polestar's shareholders' proportionate ownership interest in Polestar may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding Class A ADS may be diminished; and (iv) the market price of ADSs may decline.
Furthermore, certain employees of Polestar and its subsidiaries have been granted equity awards under the Equity Plan, and it is anticipated that certain employees of Polestar and its subsidiaries may receive future grants of equity awards under the Equity Plan and/or may be eligible to participate in the Employee Stock Purchase Plan and the Share Matching Plan. Holders of ADSs will experience additional dilution when those equity awards become vested and settled or exercised, as applicable, for Company securities. See Item 6.B Directors, Senior Management and Employees—Executive Officer and Director Compensation.
Nasdaq may not continue to list the Class A ADSs and Class C-1 ADSs, which could limit investors' ability to make transactions in the Company's securities and subject the Company to additional trading restrictions.
The Class A ADSs and Class C-1 ADSs are currently listed on Nasdaq. The Company announced on October 31, 2025, that it had received a notification letter from Nasdaq notifying it that the minimum bid price per share for its ordinary shares has been below $1.00 for a period of 30 consecutive business days and as a result, the Company no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). The notification received had no immediate effect on the listing of the Company's shares in Nasdaq.
On November 14, 2025, the Company launched a change of the ratio of its ADSs to underlying ordinary shares, which was completed on December 9, 2025. On December 23, 2025, Nasdaq determined that the closing bid price of Polestar's ADSs exceeded $1.00 for at least 10 consecutive business days. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and considers this matter now closed.
There can be no assurance that the Company will be able to comply with the continued listing standards of Nasdaq. If Nasdaq delists the Class A ADSs or Class C-1 ADSs from trading on its exchange for failure to meet the listing standards, holders of the Company's securities could face significant material adverse consequences including:
•a limited availability of market quotations for the Company's securities.
•reduced liquidity for the Company's securities.
•a determination that the Class A ADSs are a "penny stock" which will require brokers trading in the Class A ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary market for the Company's securities; and
•a limited amount of news and analyst coverage.
Further consequences of any delisting of the Class A ADS or Class C-1 ADS would include a decreased ability for Polestar to issue additional securities or to obtain additional financing in the future. We cannot assure that our securities will continue to satisfy the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq's listing requirements.
The requirements of being a public company may strain Polestar's resources and distract its management, which could make it difficult to manage its business.
Polestar is required to comply with various regulatory and reporting requirements, including those required by UK companies laws and the SEC. Complying with these reporting and other regulatory requirements are time-consuming and will continue to result in increased costs to Polestar and could have a negative effect on Polestar's results of operations, financial condition or business.
As a public company, Polestar is subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, as well as the reporting requirements of the UK companies' laws that are related to quoted companies. These requirements may place a strain on Polestar's systems and resources. The Exchange Act and UK companies' laws require that Polestar file an annual report with respect to its business and financial condition. In addition, Polestar publishes certain results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to certain financial results and material events will also be furnished to the SEC on Form 6-K. Polestar has implemented and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining its growth also will require Polestar to commit additional management, operational and financial resources to identify new professionals to join it and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material and adverse effect on Polestar's results of operations, financial condition or business.
Polestar expects to incur additional expenses and devote increased management effort toward ensuring compliance with the applicable regulations. Polestar cannot predict or estimate the amount of additional costs Polestar may incur as a result of becoming a public company or the timing of such costs.
Polestar is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, it is exempt from certain provisions applicable to United States domestic public companies. Because Polestar follows certain home country corporate governance standards, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's corporate governance requirements.
Because Polestar qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act relating to liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
Polestar is required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Polestar is required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. In addition, beginning in the first quarter of 2024, Polestar has been providing reduced disclosure for the first and third fiscal quarters. It will continue to publish half year and annual results consistent with its prior practice. As a result, there may be less publicly available information concerning Polestar's business than there would be if Polestar was not a foreign private issuer, and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
Additionally, as long as Polestar continues to qualify as a foreign private issuer, Polestar is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.
•the sections of the Exchange Act relating to liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.
In addition, Polestar is not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.
Further, Polestar is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts Polestar from most of Nasdaq's corporate governance requirements, Polestar has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and governance committee consisting entirely of independent directors.
Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, Polestar is exempt from these requirements and may, if not required by the laws of England and Wales, elect not to obtain shareholders' approval prior to any further issuance of its Class A ADSs or prior to adopting or materially revising equity compensation plans or share incentive plans.
Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Business Combination Closing, Polestar may in the future elect to avail itself of these exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's corporate governance requirements.
Further, by virtue of being a controlled company under Nasdaq listing rules, Polestar may elect not to comply with certain Nasdaq corporate governance requirements, including that:
•a majority of the board of directors consist of independent directors (however, pursuant to the Polestar Articles and Shareholder Acknowledgment Agreement, for the three years following the Business Combination Closing, the Board must be comprised of a majority of independent directors).
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.
•the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
•there be an annual performance evaluation of the compensation and nominating and governance committees.
Other than as specified above, Polestar may in the future elect to avail itself of these exemptions. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's corporate governance requirements.
Polestar may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, Polestar is a foreign private issuer, and therefore will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq's corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Polestar on June 30, 2026. In the future, Polestar would lose its foreign private issuer status if (i) more than 50% of its outstanding voting securities are owned by U.S. residents and (ii) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. In June 2025, the SEC indicated that it is considering whether changes to the definition of foreign private issuer or the reporting obligations of a foreign private issuer may be warranted. Though it has not proposed any changes at this time, such a change could cause Polestar to have additional reporting obligations. If Polestar loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Polestar would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, or, Polestar would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer. Additionally, if Polestar has significantly more reporting obligations, it may also have significant additional legal, accounting and other expenses.
If Polestar no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq's corporate governance standards if it continues to qualify as a "controlled company". Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a "controlled company". Without giving effect to Class C Shares, any issuance of Earn-out Shares and assuming no conversion of the Class C ADSs, PSD Investment Limited, Snita and affiliates of Geely together beneficially hold approximately 52.9% of the outstanding voting power of Shares.
Polestar has identified material weaknesses in its internal control over financial reporting. If Polestar fails to develop and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud.
As a U.S. public company, Polestar is subject to the internal control over financial reporting requirements established pursuant to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires Polestar to document and test its internal controls over financial reporting and requires its management to certify the effectiveness of its internal controls. In addition, its independent registered public accounting firm must attest to and report on the effectiveness of Polestar's internal control over financial reporting.
In the course of preparing Polestar's financial statements as of and for the years ended December 31, 2025 and 2024, Polestar and its independent registered public accounting firm identified material weaknesses in Polestar's internal control over financial reporting. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Polestar's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of Polestar's financial statements as of the year ended December 31, 2025, management concluded that there were material weaknesses in internal control over financial reporting as of December 31, 2025 related to the following COSO components: (i) control environment, (ii) control activities, and (iii) information and communication. For more information on these material weaknesses, see Item 15 Controls and Procedures. Polestar may also identify other material weaknesses in the future.
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
Polestar cannot be certain that measures it is taking will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future. If Polestar's efforts are not successful or other material weaknesses or control deficiencies occur in the future, Polestar may be unable to report its financial results accurately on a timely basis or help prevent fraud, which could cause its reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of Polestar's ADSs to decline. In addition, it could in turn limit Polestar's access to capital markets, harm its results of operations and lead to a decline in the trading price of Polestar's securities. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which Polestar lists, regulatory investigations and civil or criminal sanctions. Polestar has had an accounting restatement in the past. For example, in January 2025, Polestar announced a restatement of previously issued financial statements, including our Form 20-F annual reports for 2022 and 2023 and certain interim Form 6-K filings, due to errors in the classification of tooling assets. Although the restatement did not affect revenue or liquidity, it highlighted deficiencies in our internal controls over financial reporting. We can give no assurance that our efforts to remediate our material weaknesses will be successful. Any future restatements or control weaknesses could result in regulatory scrutiny, litigation, reputational harm, delays in SEC filings, and a decline in the market price of our securities, which could materially and adversely affect our business, financial condition, and results of operations.
Pursuant to the report of management on its internal control over financial reporting required under the Sarbanes-Oxley Act, Polestar's management has concluded that its internal control over financial reporting was not effective for 2025. It also may conclude in future years that it is not effective. Moreover, even if Polestar's management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting such public accounting firm's own independent testing, may issue a report that is qualified if it is not satisfied with Polestar's internal controls or the level at which its controls are documented, designed, operated or reviewed, or if such public accounting firm interprets the relevant requirements differently from Polestar. In addition, as a public company Polestar's reporting obligations may place a significant strain on its management, operational and financial resources and systems for the foreseeable future. Polestar may be unable to timely complete its evaluation testing and any required remediation.
In addition, if Polestar fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Generally, if Polestar fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in its reported financial information. This could in turn limit Polestar's access to capital markets, and harm its results of operations. Additionally, ineffective internal control over financial reporting could expose Polestar to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations and civil or criminal sanctions.
Polestar's dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company securities or ADSs may view as beneficial.
Polestar's authorized and issued ordinary shares are divided into Class A Shares, Class B Shares and Class C Shares. Each Class A Share and Class C Share is entitled to one vote, while each Class B Share is entitled to 10 votes. Only the Class A ADSs, which represent thirty underlying Class A Shares, and Class C-1 ADS, which represent thirty Class C Shares, are listed and traded on Nasdaq, and Polestar intends to maintain the dual-class voting structure.
In 2024, PSD Investment Limited held all the outstanding Class B Shares. In 2025, approximately 40% of the Class B ADSs held by PSD Investment Limited were converted into Class A ADSs. Consequent to this conversion and the ADS Ratio Change, PSD Investment Limited holds 996,419 Class B ADSs that carry a total of 996,419 votes. As a result, PSD Investment Limited controls approximately 27.9% of the total voting power of all the issued and outstanding Shares even though it only beneficially owns approximately 23.4% of outstanding Shares.
The UK City Code on Takeovers and Mergers, or the Takeover Code, may apply to Polestar.
The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the UK (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the UK (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the UK (or the Channel Islands or the Isle of Man). This is known as the "residency test". Under the Takeover Code, the Takeover Panel will determine whether Polestar's place of central management and control is in the UK by looking at various factors, including the structure of the Board, the functions of the directors of the Board and where they are resident.
If at the time of a takeover offer, the Takeover Panel determines that Polestar's place of central management and control is in the UK, Polestar would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) Polestar's ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) Polestar might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) Polestar would be obliged to provide equality of information to all bona fide competing bidders.
A majority of the Board resides outside of the UK, the Channel Islands and the Isle of Man. Accordingly, based upon Polestar's current Board and management structure and its intended plans for its directors and management, for the purposes of the Takeover Code, Polestar is considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man. The Takeover Code is not expected to apply to Polestar. It is possible that in the future circumstances, and particularly the Board composition, could change which may cause the Takeover Code to apply to Polestar.
If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about Polestar, the ADS trading prices and trading volumes could decline significantly.
The trading market for the ADSs will depend, in part, on the research and reports that securities or industry analysts publish about Polestar or its business. Polestar may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of Polestar, or if these securities or industry analysts are not widely respected within the general investment community, the demand for the ADSs could decrease, which might cause the ADSs' trading price and trading volume to decline significantly. In the event that Polestar obtains securities or industry analyst coverage, if one or more of the analysts who cover Polestar downgrades their assessment of Polestar or publish inaccurate or unfavorable research about Polestar's business, the market price and liquidity for the ADSs could be negatively impacted. Beginning in the third quarter of 2024, Polestar has been providing reduced disclosure for the first and third fiscal quarters. It will continue to publish half year and annual results consistent with its prior practice. Providing summary financial information may impact the coverage by industry analysts and the market price and liquidity for the ADSs could be negatively impacted.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to environmental, social and governance ("ESG") matters. Such ratings are used by some investors to inform their investment and voting decisions. Inaccurate or unfavorable ESG ratings could lead to negative investor sentiment towards Polestar, which could have a negative impact on the market price and demand for Polestar's securities, as well as Polestar's access to and cost of capital.
Furthermore, credit rating agencies currently do not assign a credit rating to Polestar. The lack of a credit rating may make it harder for Polestar to raise debt financing or to renew existing debt facilities as certain credit institutions and investors may require that their borrowers have a credit rating.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Polestar is incorporated under the laws of England and Wales and because Polestar conducts substantially all of its operations outside of the United States and a majority of Polestar's directors and executive officers reside outside of the United States.
Polestar is a public limited company incorporated under the laws of England and Wales, and conducts a majority of its operations outside the United States through Polestar Performance AB (which is an indirect wholly-owned subsidiary of Polestar). Substantially all of Polestar's assets are located outside the United States. A majority of Polestar's officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against Polestar or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of England and Wales and of the jurisdictions in which Polestar primarily operates could render you unable to enforce a judgment against Polestar's assets or the assets of Polestar's directors and officers.
Polestar's management has been advised that there is currently no treaty between the United States and the United Kingdom providing for the reciprocal recognition and enforcement of judgments of United States courts by the courts of England and Wales. Further, it is unclear if extradition treaties now in effect between the United States and applicable jurisdictions would permit effective enforcement of criminal penalties of U.S. federal securities laws.
In addition, Polestar's corporate affairs are governed by the Polestar Articles, the Companies Act and the laws of England and Wales. The rights of Polestar's shareholders and the fiduciary duties of Polestar's directors under the laws of England and Wales may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, England and Wales have a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than England and Wales. In addition, companies organized under the laws of England and Wales may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Certain corporate governance practices in England and Wales, which is Polestar's home jurisdiction, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent Polestar chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all the above, Polestar's shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
It is not expected that Polestar will pay dividends in the foreseeable future.
It is expected that Polestar will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that Polestar will pay any cash dividends in the foreseeable future.
The Board has complete discretion as to whether to distribute dividends. Even if the Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Polestar from subsidiaries, Polestar's financial condition, contractual restrictions and other factors deemed relevant by the Board. There is no guarantee that the ADSs will appreciate in value or that the trading price of the ADSs will not decline.
Holders of ADSs have fewer rights than direct holders of the Company securities and must act through the Depositary to exercise their rights. The voting rights of holders of ADSs are limited by the terms of the Deposit Agreements, and such holders may not be able to exercise their right to vote their Company securities directly.
Holders of ADSs do not have the same rights as Polestar shareholders who hold Company securities directly. Holders of the AD securities are only able to exercise the voting rights with respect to the underlying Company securities in accordance with the provisions of the Deposit Agreements. The holders and beneficial owners of the AD securities are parties to and bound by the terms of the Deposit Agreements for the AD securities they own. Under the Deposit Agreements, ADS holders must vote by giving voting instructions to the Depositary. If Polestar asks for instructions of ADS holders, then upon receipt of such voting instructions, the Depositary will try to vote the underlying Company securities in accordance with these instructions. ADS holders are not able to directly exercise their right to vote with respect to the underlying Company securities unless they present their ADSs for cancellation and withdraw the underlying Company securities prior to the applicable record date for the meeting. When a meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the underlying Company securities his or her AD securities allow such holder to vote with respect to any specific matter. Polestar has agreed to give the Depositary prior notice of meetings of holders of shares and warrants. Nevertheless, Polestar cannot assure you that holders of AD securities will receive the voting materials in time to ensure that holders of AD securities can instruct the Depositary to vote the underlying shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out holders' of AD securities voting instructions. This means that a holder of AD securities may not be able to exercise the right to vote and may have no legal remedy if the underlying Company securities underlying his or her of AD securities are not voted as such holder requested. See the section entitled "Description of American Depositary Shares" in Exhibit 2.11 (Description of Securities) of this Report.
The Depositary for the AD securities will give Polestar a discretionary proxy to vote the Company securities underlying the AD securities if the holders of such AD securities do not give timely voting instructions to the Depositary, except in limited circumstances, which could adversely affect the interests of holders of the ADSs.
Under the Deposit Agreements for the AD securities, if any holders of AD securities do not vote their AD securities, the Depositary will give Polestar a discretionary proxy to vote the Company securities underlying such AD securities at shareholders' meetings except under limited circumstances.
The effect of this discretionary proxy is that if any such holder of the AD securities does not provide timely and valid voting instructions, such holder cannot prevent the Company securities underlying such AD securities from being voted, except under the circumstances described above. This may make it more difficult for holders of AD securities to influence the management of Polestar.
The Polestar Articles and the Deposit Agreements provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act and that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of securityholders of Polestar to choose a favorable judicial forum for disputes with Polestar or Polestar's directors, officers or employees.
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
These choice of forum provisions may increase a securityholder's cost and limit the securityholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with Polestar or Polestar's directors, officers or other employees, which may discourage lawsuits against Polestar and Polestar's directors, officers and other employees. Polestar's shareholders will not be deemed to have waived Polestar's compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of Polestar's exclusive forum provision. Any person or entity purchasing or otherwise acquiring any of the Company securities or other securities, whether by transfer, sale, operation of law or otherwise, will be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions. The Securities Act provides that state courts and federal courts will have concurrent jurisdiction over claims under the Securities Act, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provision to be inapplicable or unenforceable, and if a court were to find this provision in the Polestar Articles to be inapplicable or unenforceable in an action, Polestar may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on Polestar's business and financial performance.
An ADS holder's right to pursue claims against the Depositary is limited by the terms of the Deposit Agreements.
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
The Deposit Agreements governing the ADSs provide that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the Deposit Agreements or the ADSs, including claims under U.S. federal securities laws, against Polestar or the Depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the Deposit Agreements with a jury trial. Although Polestar is not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is Polestar's understanding that jury trial waivers are generally enforceable. Moreover, insofar as the Deposit Agreements are governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. Polestar believes that this is the case with respect to the Deposit Agreements and the ADSs.
In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor's negligence in failing to liquidate collateral upon a guarantor's demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the Deposit Agreements or ADS serves as a waiver by any holder or beneficial owner of ADSs or by Polestar or the Depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.
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
The Depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of the ADSs upon deposit of Company securities (other than in the case of ADSs issued pursuant to the Business Combination), cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. For more information, see Item 12 Description of Securities Other Than Equity Securities. In the case of ADSs issued by the Depositary into the DTC the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The Depositary for the ADSs will not be responsible for any United Kingdom stamp duty or SDRT arising upon the issuance or transfer of ADSs but will require the person who deposits shares or warrants to pay the applicable United Kingdom stamp duty or SDRT. For more information, see —Risks Related to Tax—Transfers of ADSs or the underlying Company securities may be subject to stamp duty or stamp duty reserve tax in the UK, which would increase the cost of dealing in the Company's securities.
The ADS holders may not receive dividends or other distributions of the Company securities and the holders thereof may not receive any value for them, if it is illegal or impractical to make them available to such holders.
Under the terms of the Deposit Agreements, the Depositary of the ADSs will agree to distribute to holders of the ADSs the cash dividends or other distributions it or the custodian receives on the applicable deposited securities underlying the ADSs, after deducting its fees, taxes and expenses. For more information, see Item 12 Description of Securities Other Than Equity Securities. Holders of the ADSs will receive these distributions in proportion to the number of ADSs they hold. However, the Depositary is not responsible for making such distributions if it decides that such distributions are unlawful or impractical. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed under an applicable exemption from registration. The Depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may determine not to distribute such property. Polestar has no obligation to register under U.S. securities laws securities received through such distributions or to take any other action to permit the distribution of ADSs. This means that holders of the ADSs may not receive distributions Polestar makes on its securities or any value for them if it is illegal or impractical for Polestar to make them available to such holders. These restrictions may cause a material decline in the value of the ADSs.
Holders of ADSs may be subject to limitations on transfer of their ADSs.
ADSs are transferable on the books of the Depositary. However, the Depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties and for emergencies, and on weekends and public holidays. This may occur for a number of reasons, including in connection with corporate events such as a rights offering, during which time the Depositary needs to maintain an exact number of ADSs on its books for a specified period. The Depositary may refuse to deliver, transfer or register transfers of ADSs generally when Polestar's share register or the books of the Depositary are closed, or at any time if Polestar or the Depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.
ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company
The legal name of the Company is "Polestar Automotive Holding UK PLC". The Company was incorporated under the laws of England and Wales as a company limited by shares on September 15, 2021 and was re-registered as a public limited company under the laws of England and Wales on May 5, 2022 in connection with the Business Combination. The Company's registered office in England is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE. The address of the principal executive office of the Company is Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden, and the telephone number of the Company is +1 551 284 9479.
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
The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a "foreign private issuer", it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Shares (although officers and directors are required to report their beneficial ownership holdings and their purchase and sale of Shares under Section 16(a) of the Exchange Act). In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.
The website address of the Company is https://www.polestar.com/global. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.
Polestar's capital expenditures for the years ended December 31, 2025, 2024, and 2023 amounted to $439.6 million, $540.8 million, and $555.3 million, respectively. These capital expenditures primarily consisted of purchases of unique tooling for use in the manufacture of its vehicles and the development and purchase of intellectual property related to its vehicles. Polestar expects its capital expenditures will decrease over time, including in 2026, as it works to harmonize its platform strategy with strategic partners. Polestar anticipates that its capital expenditures in 2026 will be financed from the issuance of equity or debt instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties.
B. Business Overview
Summary
Polestar is a pure play, premium electric car brand headquartered in Sweden, designing performance cars engineered to excite consumers and drive change. Polestar believes that it defines market-leading standards in design, innovation and sustainability. Polestar is determined to improve society by accelerating the shift to sustainable mobility. Polestar was established as a premium electric car brand by Volvo Cars and Geely in 2017. Polestar benefits from the technological, engineering and manufacturing capabilities of these established global car manufacturers. Polestar has a capital-efficient, asset-light business model.
Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium performance electric vehicle market in 2017. Production of the Polestar 1 ceased at the end of 2021, making Polestar a dedicated electric vehicle manufacturer. Polestar 2, an electric performance fastback and Polestar's first fully electric, high-volume car was launched in 2019. Polestar 2 has four variants with a choice of long- and standard range batteries. Polestar 3, an electric performance SUV, was launched in 2022. Polestar 3 features two motor variants: a rear motor configuration and a dual-motor configuration with a power bias towards the rear. Polestar 4 coupé, a sporty coupé, was launched in 2023 with dual- and single-motor variants available, with the single-motor featuring rear-wheel drive. Polestar 5, a four-door performance Grand Tourer, was revealed in September 2025; it is available in two configurations: Polestar 5 Dual motor and Polestar 5 Performance.
Polestar's cars have received major acclaim, winning multiple globally recognized awards across design, innovation and sustainability. Highlights for Polestar 1 include Insider car of the year and GQ's Best Hybrid Sports Car awards. Polestar 2 alone has won over 50 awards, including various Car of the Year awards, the Golden Steering Wheel, Red Dot's Best of the Best Product Design and a 2021 Innovation by Design award from Fast Company. Polestar 3, the SUV for the electric age, was previously named Car WOW's Car of the Year and ESUV of the Year as well as receiving a Guinness World Record in 2025 for longest journey travelled by an electric SUV on a single charge. Polestar 4 coupé has previously won the Production Car Design of the Year award for 2023 and in 2025 received the prestigious Red Dot "Best of the Best" award in Product Design for 2025, recognizing its design direction and attention to detail. Both Polestar 3 and Polestar 4 coupé were awarded the Red Dot Label in the Product Design category.
Polestar has also received a total of five awards from the German Design Council, including the German Design Awards for the Polestar 5 concept car and the ABC award for the Polestar 6 electric roadster concept. Furthermore, the Polestar 6 has been voted the Concept Car of the Year in Car Design Review.
As of December 31, 2025, Polestar's cars are on the road in 28 markets across Europe, North America, and the Asia Pacific region. Polestar's line-up includes four performance battery electric vehicles (BEVs) at the end of 2025. Polestar's cars are manufactured in China, the U.S., and South Korea. The production of Polestar 4 coupé at Busan, South Korea commenced in the second half of 2025 and the production of Polestar 5 at Wuhan and Chongqing, China commenced in January 2026. In summer 2025, Polestar signed a memorandum of understanding with Volvo Cars to have Polestar 7 manufactured in Kosice, Slovakia, in advance of the planned launch of the premium compact SUV in 2028.
The following tables show Polestar's revenue by type and geographical region for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
Sales of vehicles	2,805,635	1,975,864	2,313,124
Sales of carbon credits	192,386	10,918	1,452
Sales of licenses and royalties	32,374	11,851	12,125
Vehicle leasing revenue	12,396	17,175	17,421
Sales of software and performance engineered kits	10,055	15,344	18,994
Other revenue	5,263	3,109	4,969
Total	3,058,109	2,034,261	2,368,085

	For the year ended December 31,
	2025	2024	2023
Revenue
Europe ex-Nordics	1,543,297	952,976	1,149,560
Nordic countries	1,003,041	604,138	506,380
Asia Pacific	278,878	180,236	194,856
North America	232,893	296,911	517,289
Total	3,058,109	2,034,261	2,368,085
The following is a summary of the status of production of each of our announced vehicle models in production and under development:

Model	Production location	Plant operator	Status
Polestar 2	Taizhou, China	Volvo Cars	In production since H1 2020
Polestar 2 successor	TBC	TBC	In development - launch planned for H1 2027
Polestar 3	Chengdu, China / Charleston, U.S.	Volvo Cars / Volvo Cars	In production since H1 2024 / In production since H2 2024
Polestar 4 coupé	Hangzhou Bay, China / Busan, South Korea	Geely / RKM	In production since H2 2023 / In production since H2 2025
Polestar 4 SUV	Busan, South Korea	RKM	In development - launch planned for Q4 2026
Polestar 5	Wuhan and Chongqing, China	Geely	In production since January 2026
Polestar 6	TBC, China	Geely	In development
Polestar 7	Kosice, Slovakia	Under assessment (Memorandum of Understanding signed)	In development - launch planned for 2028
Polestar's ability to leverage the manufacturing footprint of both Volvo Cars and Geely provides it with access to a substantial combined installed production capacity. Polestar also plans to expand its production capacity to Europe, having signed a memorandum of understanding with Volvo Cars to have Polestar 7 manufactured in Kosice, Slovakia.
Polestar is transforming its sales model to support strategic growth and commercial performance. In markets other than North America, Polestar has been transforming its commercial operations to complement its direct-to-customer sales approach by establishing an active selling partner structure since the beginning of 2024. The active selling partner structure is organized as a non-genuine agency ("NGA") model, under which selling partners are provided with incentives and a degree of operational independence to actively support the sale of Polestar vehicles. Historically, the direct-to-customer operating approach was structured as a contractual arrangement with service providers. This approach was launched with a limited number of locations in markets outside North America, with a focus on brand consistency and customer experience. The key features of this approach were deeper customer engagement and firsthand customer feedback. Service providers displayed Polestar vehicles in their showrooms and offered test drives. Since early 2024, service providers have been incentivized to act as active selling partners, supporting vehicles sales at their locations by displaying vehicles, offering test drives and assisting customers in placing orders online. This evolution of the sales approach is intended to improve sales efficiency across Polestar's network, and to facilitate an expansion of geographical coverage and customer reach in a capital-efficient manner. It is also intended to provide Polestar greater flexibility to adapt to diverse market conditions.
In addition to direct sales, where the direct-to-customer and NGA approaches represent the key sales channels, Polestar intends to introduce wholesale sales channels in selected markets outside North America in the future. Polestar's long-term objective is to operate a dual sales model combining direct-to-customer and wholesale channels to support the active selling of Polestar vehicles. Through this dual model, Polestar aims to achieve broader market coverage while seeking to optimize channel costs and manage inventory risk. By working with wholesale partners, Polestar expects that inventory ownership, pricing and distribution responsibilities would be assumed by such partners when selling Polestar vehicles.
In the U.S., we are operating a dealer-focused wholesale model.
In line with the shift to an active selling model, Polestar is opening sales points, which comprise retail locations with physical facilities (such as showrooms), actively selling Polestar cars. Polestar believes this combination of digital and physical retail presence delivers a seamless experience for its customers. Polestar's customer experience is further enhanced by its comprehensive service network that leverages the existing Volvo Cars service center network. As of December 31, 2025, there were 211 sales points in 28 markets where Polestar operates. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,243 customer service points worldwide (as of December 31, 2025) in support of its international operations.
Polestar's research and development expertise is a core competence and Polestar believes it represents a significant competitive advantage for Polestar. Located in Gothenburg, Sweden, the research and development team focuses on areas such as bonded aluminum architectures, high-performance electric motor and bi-directional compatible battery packs, in-car software development and advanced engineering and research. The Polestar research and development team also benefits, through a variety of agreements, from having access to the substantial engineering and design experience of teams at Volvo Cars and Geely. The strong expertise and ambition to develop and produce sustainable technology solutions and materials are also a key asset of Polestar's research and development function. All in all, Polestar's ability to create cars with a strong Polestar product design is widely recognized as a key differentiator.
Polestar has drawn extensively on the industrial heritage, knowledge and market infrastructure of Volvo Cars. This combination of deep automotive expertise, paired with cutting-edge technologies and an agile, entrepreneurial culture, underpins Polestar's differentiation, potential for growth and success.
Recent Developments
•On December 9, 2025, Polestar effected the ADS Ratio Change.
•On December 16, 2025, Polestar announced it had secured a new term loan facility of up to $600.0 million from Geely Sweden Holdings AB (the "Second Geely Term Loan Facility").
•On December 19, 2025, Polestar announced a $300.0 million equity investment by Banco Bilbao Vizcaya Argentaria, S.A. and NATIXIS.
•On January 9, 2026, Polestar reported its global retail volumes for the fourth quarter and full year 2025.
•On January 14, 2026, Polestar announced Polestar 3 had received Best in Class award as safest Executive Car of 2025 by independent body Euro NCAP.
•On February 2, 2026, Polestar announced a $400.0 million equity investment by Feathertop Funding Limited, a special purpose vehicle consolidated as part of Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited.
•On February 5, 2026, Polestar announced it had strengthened its public charging offer in Europe, with access to over 28,000 Plug & Charge compatible charging stations and full integration of Tesla Superchargers into the Polestar Charge app.
•On February 6, 2026, Polestar and Geely signed a Manufacturing and Vehicle Supply Agreement related to the manufacturing and vehicle supply of the Polestar 5.
•On February 18, 2026, Polestar announced the largest model offensive in its history, with four new cars planned in the next three years.
•On February 25, 2026, Polestar announced that Polestar Energy offers expanded grid rewards across Europe, reducing total cost of ownership for EV drivers.
•On February 25, 2026, Polestar agreed to a 6-month extension of the Trade Finance Facility ("TFF") with Standard Chartered Bank.
•On March 16, 2026, Polestar announced a $300.0 million equity investment by a variety of purchasers including Crédit Agricole CIB, Vida Finance S.A., Innovator Limited and Proximastar Holdings Company Limited.
•On March 31, 2026, amendments to the Club Loan were approved by Standard Chartered Bank and the syndicated lenders agreeing to amend the debt-to-asset ratio range for all test periods for 2026, notably amending from 0.85:1 to 1.60:1 for the first quarter of 2026. Moreover, the minimum revenue covenant for 2026 was amended from $8,670.2 million to $3,300.0 million.
•On March 31, 2026, Polestar announced that Snita Holding B.V. agreed to convert approximately $274.0 million of its outstanding under the Snita Term Loan Facility into Polestar's equity (approximately 16,150,000 Class A ADSs at a conversion price of $16.97 per ADS) and is expected to carry out a second debt-to-equity conversion later during the second quarter, totaling approximately $65.0 million.
•On March 31, 2026, Polestar and Snita Holding B.V. agreed to amend the Snita Term Loan Facility by changing the applicable margin to borrowings under the facility from 4.97% into 5.40% from the next interest payment date in 2026. The facility was also extended from December 29, 2028 to December 31, 2031.
•On March 31, 2026, Polestar announced that Polestar and Volvo Cars also intend to increase efficiencies by consolidating future manufacturing of Polestar 3 in Charleston, South Carolina, USA.
Polestar's Strategy

The global car industry is undergoing a fundamental transformation transitioning from cars run on an internal combustion engine to battery-powered electric vehicles. Polestar believes it is optimally positioned to be at the forefront of this change, with a strong and established market presence and a rapidly expanding model portfolio. Industry growth is driven by growing consumer awareness of environmental impact, technological improvement and shifting consumer preference. Environmental regulation and expanding charging infrastructure will also drive and support adoption of electric vehicles.
The Company is progressing in the next chapter on its journey to accelerate the change towards a sustainable electric future by making the performance cars of tomorrow. In 2025, the Company added Polestar 5 to its portfolio of electric vehicles and now offers four models: Polestar 2, Polestar 3, Polestar 4 coupé, and Polestar 5. In February 2026, Polestar announced new cars planned in the next three years. The Company is present in 28 markets and is accelerating its shift to an active selling model in order to drive sales volumes. Polestar has been rightsizing the organization with a headcount reduction from 2,261 employees at the end of 2024 to 1,686 employees at the end of 2025 and is firmly focused on financial discipline.
Polestar has been implementing a series of measures and intends to enact further measures to deliver on its strategy and business plan:
•New senior management (Chief Executive Officer and Chief Financial Officer) were appointed in October 2024 to lead Polestar in the next chapter of its journey. The executive team who include further members of senior management focus on growth, retail expansion, leveraging Polestar's attractive model line-up, and financial discipline.
•Polestar has accelerated the transition to an active sales model and is expanding its retail presence to support growth. Polestar launched in France in June 2025 and expects to increase retail sales points by 30% in 2026. In 2025, the number of sales points increased from 175 at the end of 2024 to 211 at the end of 2025.
•Polestar is optimizing manufacturing footprint to minimize the impact of tariffs. Polestar has been deploying an asset-light contract manufacturing approach to produce its cars, leveraging partnerships with Volvo Cars and Geely Group. This diversity of manufacturing locations (in the U.S., China, South Korea, and Europe from 2028) allows Polestar to flex its manufacturing arrangements and optimize distribution in order to minimize impacts from tariffs.
•Polestar is working with internal teams to reduce product cost through enhancement of technical efficiencies, especially in product designs, as well as through ongoing negotiations with suppliers and commercial initiatives.
•Polestar is fully focused on enhancing efficiency and maintaining cost discipline. This applies to its operations, research and development activities and selling, general and administrative functions. Reduction of operating expenses is being driven by operational efficiency enhancement measures and organizational restructuring. During 2025, Polestar's workforce was reduced from 2,261 employees at the end of 2024 to 1,686 employees at the end of 2025. This includes the headcount reduction in the R&D function a result of implementing the previously communicated strategy to make use of existing architectures from Geely Group for future models. Marketing expenses have declined thanks to optimization of marketing and advertising spend and resources and commensurate with fewer product launches (in 2025 Polestar launched only one new model, Polestar 5), compared with launches and related ramp-up activity for two models, Polestar 3 and Polestar 4 coupé, in 2023-2024. Other areas within general and administrative costs also contributed to cost reduction through reorganization and streamlining functions. Polestar intends to leverage its digital tools and solutions to increase effectiveness of its customer engagement. Sales efficiency is also expected to improve with diversification of sales via the agent model.
•Polestar intends to focus on control of capital expenditure. In 2025, Polestar committed capex to a number of legacy projects, which are not expected to repeat in 2026. Given synergies with Geely Group, Polestar expects to achieve better capex efficiency through platform sharing; further leveraging the partnership with Geely Group, Polestar may benefit from additional synergies. Capex efficiency is expected to be derived from harmonizing the platform for future models in order to reduce development costs.
•In 2025, through targeted actions Polestar unwound inventory following its build-up at the end of 2024 in anticipation of higher sales of Polestar models that eased its working capital requirements during the year.
•Polestar now has a broader product portfolio compared to the 2024 and 2025 product mix. Polestar is actively offering four models - Polestar 2, Polestar 3, Polestar 4 coupé, and Polestar 5 - having launched Polestar 5 in September 2025. Polestar models have varying profitability; Polestar anticipates that re-balancing the sales mix towards more Polestar 3 and Polestar 4 cars will continue to support revenue generation, while a higher share of Polestar 4 is expected to support margin improvement.
•In February 2026, Polestar announced the largest model offensive in its history, with four new cars planned in the next three years. By 2028, Polestar plans to bring the following four new models to the market: Polestar 5 – the four-door Grand Tourer (GT) presented in 2025, with deliveries expected from summer 2026; Polestar 4 SUV – a new variant of Polestar's current best-seller based on the same great technology, targeting a wider customer base by offering more versatility, it is expected to be launched later this year, with deliveries expected to start in the fourth quarter of 2026; Polestar 2 – the next generation of the sedan that built Polestar's brand, a completely new successor with a planned launch early in 2027; and Polestar 7 – the compact, premium SUV, planned to be launched in 2028.
•More focused approach to market presence. Across all markets, Polestar intends to focus its sales efforts and investments into markets that have the greatest potential for profitable growth.
•R&D efficiency. Polestar continuously reviews its research and development activities to ensure they operate efficiently and prioritize cost-effective product development.
Polestar's Strengths

Polestar believes it benefits from a number of competitive advantages:
Distinct 'Pure, Progressive, Performance' brand values with leading design, performance and sustainability as core pillars.
Polestar believes that its emphasis on distinct Scandinavian avant-garde design with high-tech minimalism, proprietary technology and innovative partnerships and environmentally sustainable products engage and attract customers who share its ethos and design aesthetic. Polestar's brand, with its iconic attributes of Pure, Progressive, Performance is reflected in its products which have received multiple global awards since the launch of Polestar 1 in 2017. Polestar also believes its proprietary electric vehicle technology provides it with a substantial competitive advantage. Research and development is focused on areas such as bonded aluminum architectures, high-performance electric motor and bi-directional compatible battery packs, in-car software development and advanced engineering and research that Polestar believes will significantly enhance the competitiveness of its vehicles, alongside smart partnerships with leading providers of autonomous driving and infotainment technologies. Sustainability remains a core principle for Polestar and the Company continues to work to reduce its impact on the environment in every aspect of its business, with a particular focus on the manufacturing of its cars. Polestar is actively targeting climate neutral manufacturing processes and materials and uses tools such as Life Cycle Analysis to help it both ascertain the impact of its vehicles and to identify opportunities to make them more sustainable. Polestar transparently shares this information with its customers so they can make an informed decision when buying a Polestar car and can track Polestar's progress.
Rapidly expanding exclusive vehicle portfolio, targeting fastest growing, higher-margin segments.
Polestar expects significant growth in the premium performance electric vehicle segment and believes its ability to leverage a global manufacturing footprint and expand product portfolio, coupled with a scalable and asset-light business model means it is well positioned to capitalize on this growing market.
Polestar is one of the top two pure play global premium electric vehicle companies already in mass production.
Polestar and Tesla are the top two global pure play premium electric vehicle manufacturers in mass production. New entrants would have to develop significant core competencies to match Polestar's proprietary technology as well as the access to vehicle design and manufacturing capabilities and sales and service infrastructure that Polestar receives from Volvo Cars and Geely. Polestar believes these advantages constitute a significant barrier to entry. With over 190,000 Polestar 2 sold across 28 global markets since production commenced in 2019 through December 31, 2025, Polestar believes it has established a global reach. Between 2022 and 2025, Polestar launched Polestar 3, Polestar 4 coupé, and Polestar 5, expanding its portfolio of vehicles.
Capital efficient, asset-light business model, with access to established global state-of-the-art manufacturing facilities.
Polestar has a scalable, asset-light business model that leverages the experience and manufacturing resources of Volvo Cars and Geely. Polestar has access to their technology, manufacturing facilities, logistical infrastructure and information technology systems. Polestar believes this access provides the flexibility to scale production more quickly with demand, using an already operational ecosystem, and has enabled Polestar to rapidly launch its brand globally. Polestar believes this asset-light model requires significantly less capital to produce vehicles and revenue compared to traditional manufacturers or other electric vehicle companies. An example of this strategy being implemented is Polestar 4 coupé production in Hangzhou Bay, China, which is complemented by production in Busan, South Korea, through Geely's joint venture Renault Korea Co Ltd ("RK") since the second half of 2025.
Bespoke regional market strategy.
Polestar continues to expand its sales and distribution model from a model focused exclusively on a direct-to-customer experience, which initially reduced multiple traditional inefficiencies coupled with a differentiated distribution, to an active selling partner set-up, known as a 'non-genuine agency model', while in time Polestar intends to add wholesale capabilities to eventually implement a dual model approach. The current approach enables rapid retail network expansion and customer reach in a capital-efficient manner, it provides the flexibility to adapt to diverse market conditions. On Polestar's websites and at sales points, clients can discover Polestar's products, configure and personalize them, choose a financing option and purchase online, creating a seamless experience. Complementing this digital experience, customers can see, feel, and test drive Polestar's vehicles, at one of the Polestar sales points prior to making an online purchase. Polestar believes this combination of digital and physical retail presence serves to deliver a seamless experience for its customers.
Polestar's customers benefit from a comprehensive service network which leverages the existing Volvo Cars service center network. In Europe, Polestar follows a direct-to-consumer model, an active selling model and, in select markets, an importer model, for sales and distribution. European customers have access to 141 Polestar Sales points and more than 1 million public charging points through Polestar Charge. Polestar is accelerating the transition to an active selling model in key markets apart from North America, Switzerland and importer markets. In North America, Polestar operates a wholesale business model that combines strong brand stewardship with carefully vetted retail partners, ensuring a consistently premium customer experience. North American customers have access to over 38 Polestar Sales points, operated by authorized independent retailers and more than 50,000 public charging points, supported by an expanding mix of CCS and NACS fast-charging infrastructure. In China, prior to April 2025, Polestar operated through its JV with Xingji Meizu, giving customers access to around 70 Polestar sales points and over 100 service points. In April 2025, Polestar signed an agreement to terminate the business of the Joint Venture and transfer the PRC distribution rights and certain assets from the JV to Polestar, so as to allow Polestar to resume direct sales, customer service and distribution activities in the Chinese market.
Polestar's Vehicles
Polestar 2

Polestar 2 is a premium electric performance fastback and Polestar's first fully electric, high-volume model. Polestar 2 is manufactured at the Taizhou, China facility, which is owned and operated by Volvo Cars. The car was first revealed in 2019, with production commencing in 2020.
The Polestar 2 model range includes four variants – Long range Dual motor with Performance pack (350 kW (476 hp) and 740 Nm), Long range Dual motor (310 kW (421 hp) and 740 Nm), Long range Single motor (220 kW (299 hp) and 490Nm) and Standard range Single motor (200 kW (272 hp) and 490 Nm). The five optional packages Plus, Pilot, Climate, Pro and Performance provide consumers with the Polestar 2 that fits their needs. Plus, Pilot and Climate packs encompass driver convenience and comfort features, while the Performance pack adds further dynamic and visual appeal with increased power output, Öhlins Dual Flow Valve dampers, 4-piston Brembo brakes, forged alloy wheels and, naturally, Polestar's signature Swedish gold detailing inside and out. Additionally, the Nappa upgrade allows customers to tailor the car's interior to their liking, with the choice of ventilated Nappa leather seats and detailing in two distinct finishes. Polestar believes this modular approach simplifies both the purchase and manufacturing process while enhancing customer experience.
Polestar 2 model year 2024 introduced a new high-tech front end that reflects the design language premiered by Polestar 3, substantial performance increases with all-new electric motors, even more powerful batteries, sustainability improvements and the shift from front- to rear-wheel drive. The Polestar 2 model year 2026 introduced an upgraded processor chip, Qualcomm Snapdragon, improving the performance of the car's infotainment system and a new top-tier audio system option from Bowers & Wilkins.
Since 2020, Polestar has improved the range, efficiency and performance of Polestar 2 and its cradle-to-gate carbon footprint has been continuously reduced. The result is a total CO2e saving of 12%, or 3 tons, since the vehicle's initial launch at 26.1 tons CO2e. Low-carbon aluminum in wheels and the battery tray, a switch to renewable electricity in the manufacturing plant, and improved battery chemistry, are some of the contributing factors.
Polestar 2 was the first car in the world to feature an infotainment system powered by Google's Android Automotive OS, with Google built-in. Developed in collaboration with Google, the Android system integrates the car's infotainment system with Google Assistant, Google Maps and the Google Play Store. The user interface is bespoke to Polestar 2 and developed in-house. With an open developer portal that features an Android Automotive OS emulator, Polestar also provides app developers with the ability to develop in-car apps (for example a parking app from Easy Park to simplify payment process) in shorter time than is generally required to develop apps for unique operating systems used by traditional car manufacturers.
Polestar 2 has been designed and produced in accordance with Polestar's emphasis on design-led sustainability. It was in connection with the launch of Polestar 2 in 2020 that Polestar released its first Life Cycle Assessment report, with full methodology and transparency, including a call to the automotive industry at large for a uniformly open and transparent way of disclosing the carbon footprint of vehicles. In 2021, Polestar took this transparency a step further by integrating Product Sustainability Credentials into Polestar sales points (official retail locations) and on its website. The Product Sustainability Credentials discloses the cradle-to-gate greenhouse gas emissions and traced materials, which helps customers assess the sustainability performance of Polestar cars. See Item 4.B Information on the Company—Business Overview—Design, Innovation and Sustainability—Sustainability. Information contained on the Company's website is not incorporated by reference into this Report, and you should not consider information contained on the Company's website to be part of this Report.
On February 18, 2026, Polestar announced the Polestar 2 successor – the next generation of the sedan that built Polestar's brand, a completely new successor with a planned launch early in 2027.
Polestar 3
Polestar launched the Polestar 3 in October 2022. Polestar 3 is a luxurious electric performance SUV with seating for five and design language inspired by the Polestar Precept concept car. It is an aerodynamically optimized SUV using multiple design features to smooth airflow and reduce drag. The two seating rows in Polestar 3 stretch out between the long wheelbase offering luxurious and spacious legroom for the rear passengers even when the tallest driver is sitting in the front seat. Polestar believes that the Polestar 3 defines the SUV for the electric age by combining the high seating position and a powerful, wide stance with an efficient aerodynamic silhouette and sports-car handling.
Materials used inside Polestar 3 have been assessed and chosen for their sustainability credentials, while raising premium aesthetics and luxury tactility. These include bio-attributed MicroTech, animal welfare-certified leather rated with the highest global standard by the animal protection index, certified chrome free, and fully traceable wool upholstery.
With model year 2025 of the Polestar 3 we added the Long range Single motor option to the line-up, offering increased range with a cradle-to-gate carbon footprint of 24.1 tCO2e*. This is 1 tCO2e less than that of the significantly smaller Polestar 2 Long range Single motor when it was launched in 2021 (25.1 tCO2e), proving that even for large SUVs action can be taken to reduce their climate impact.
*This assumes the Polestar 3 Long Range Single Motor, model year 2025, produced in Chengdu, China. The same variant manufactured at the Charleston, U.S. facility has a cradle-to-gate carbon footprint of 24.5 tCO₂e.
Material production and refining (excluding battery modules) contribute 71% of the Polestar 3 Long range Single motors cradle-to-gate carbon footprint of which aluminum represents 44%, iron and steel 24% and polymers 12%. Battery module production constitutes 21% of the cradle-to-gate carbon footprint. The approach to meeting the ambitious sustainability targets for Polestar 3 took learnings from the carbon footprint reductions of Polestar 2. Consequently, in the updated model year of Polestar 3 (both Long range Single motor and Long range Dual motor), Polestar has reduced the carbon footprint of the Li-ion battery modules from 5.9 tCO₂e to 5.0 tCO₂e without compromising battery capacity. This reduction was achieved by sourcing aluminum from smelters powered by renewable electricity, while previous measures, such as using renewable electricity in cathode and anode active material production and in battery cell manufacturing, remain in effect.
Polestar 3 is the first car from Polestar to feature centralized computing with the NVIDIA DRIVE core computer, running software from Volvo Cars. Serving as the AI brain, NVIDIA's high-performance automotive platform processes data from the car's multiple sensors and cameras to enable advanced driver-assistance safety features and driver monitoring. The infotainment system is powered by a next-generation Snapdragon Cockpit Platform from Qualcomm Technologies, Inc. As a central component of the Snapdragon Digital Chassis – a comprehensive set of open and scalable cloud-connected automotive platforms – the Snapdragon Cockpit Platform is utilized to provide immersive in-vehicle experiences with its high-performance capabilities to deliver high-definition displays, premium quality surround sound and seamless connectivity throughout the vehicle.
As standard, Polestar 3 features a total of five radar modules, five external cameras and twelve external ultrasonic sensors to support numerous advanced safety features. The SmartZone below the front aero wing collects several of the forward-facing sensors, a heated radar module and camera, and now becomes a signature of Polestar design. Inside, two closed-loop driver monitoring cameras bring leading eye tracking technology from Smart Eye to a Polestar for the first time, geared towards safer driving. The cameras monitor the driver's eyes and can trigger warning messages, sounds and even an emergency stop function when detecting a distracted, drowsy or disconnected driver.
Polestar 3 has two motor variants: a rear motor configuration and a dual-motor configuration with a power bias towards the rear. The 2025 model year Long range Single motor produces a total of 220 kW (299 hp) and 490 Nm and a leading range of up to 563 km (EPA). The Long-range Dual motor car produces a total of 360 kW (489 hp) and 840 Nm of torque. With the optional Performance Pack, total output is 380 kW (517 hp) and 910 Nm. Adjustable one-pedal drive is included, as well as an electric Torque Vectoring Dual Clutch function on the rear axle for dual-motor vehicles – an evolution of what was first developed for Polestar 1. A decoupling function is also available for the rear electric motor, allowing the dual-motor car to run only on the front electric motor to save energy under certain circumstances.
In October 2025, Polestar communicated a major technical upgrade to Polestar 3 for the 2026 model year, centered on the introduction of an 800‑Volt electrical architecture. The upgrade delivers materially faster DC charging with peak rates of up to 350 kW, enabling significantly reduced charging times, alongside improved energy efficiency and the introduction of new lithium‑ion battery packs. All variants benefit from a new in‑house developed rear motor, resulting in higher overall system output, with total power increasing to up to 500 kW in the Performance version. Polestar 3 was also upgraded with a new core computing system based on the NVIDIA DRIVE AGX Orin processor, increasing processing capability more than eightfold and further strengthening the vehicle's software‑defined architecture for active safety, battery management and future functionality. In line with Polestar's commitment to continuous value creation, the new computing hardware will be offered as a complimentary retrofit to existing Polestar 3 customers, with customer upgrades started in early 2026.
Polestar 4
Polestar 4 is a new breed of coupé that transforms the aerodynamics of a coupé and the space of an SUV. Design cues first seen on Polestar's concept cars are brought to production in the fastest coupé from Polestar to date. Polestar 4 is positioned between Polestar 2 and Polestar 3 in terms of size and price.
Production and first deliveries in China commenced at the end of 2023, and in Europe during 2024 followed by markets in the EMEA and APAC regions. In the second half of 2025, production of Polestar 4 commenced in Busan, South Korea where Polestar benefits from a JV partnership between Renault Korea Motors and Geely.
As a design-driven brand, the design of Polestar 4 sees the continuation of key elements first shown by the Polestar Precept concept car, coming to life. This includes eliminating the rear window which enables a new kind of immersive rear occupant experience, and the separation of the dual blade front lights with a unique Polestar light signature – complemented by the Polestar emblem with millimeter-precision lighting from below.
Built on the premium Sustainable Experience Architecture ("SEA") developed by Geely Holding, Polestar 4 is a D-segment coupé with a large body and long, 2,999 mm wheelbase. Polestar 4 has a length of 4,840 mm, a width (incl mirrors) of 2,139 mm and a height of 1,534 mm. The resulting generous interior proportions are especially evident in the rear, where occupants are cocooned in an intimate environment, with electrically reclining seats. Adjustable ambient lighting adds an extra dimension to the interior, inspired by the solar system, and allows the occupants to customize the driving environment.
Thanks to the elimination of the rear window, the standard full-length glass roof stretches beyond the rear occupants' heads, creating a truly unique interior ambience.
The rear-view mirror is replaced by a high-definition screen that shows a real-time feed from a roof-mounted rear camera – enabling a far wider field of view than what can be experienced in most modern cars.
In late 2023, Polestar revealed that Polestar 4 carries the lowest carbon footprint of all its cars at launch. Polestar 4 is produced in both Geely Holdings' SEA factory in Hangzhou Bay, China, and in Renault Korea Motors' factory in Busan, South Korea as of the second half of 2025. The former combines renewable electricity through the use of Chinese Green Electricity Certificates ("GECs") with photovoltaic electricity from the roof of the plant. In 2026, a majority of the electricity used for Polestar’s production at the Busan plant is expected to be covered by renewable electricity through renewable energy certifications. While there are currently limitations in the availability of renewable electricity in the South Korean market, Polestar aims to increase the share of renewable electricity over time with the ambition of reaching 100% renewable electricity supply in the years following 2026. The use of low-carbon aluminum from smelters using hydropower electricity and aluminum from secondary sources helps reduce the climate impact further.
Model year 2026 of the Polestar 4 Long range Single motor version has a cradle-to-gate carbon footprint of 20.3 tCO2e, while the Long range Dual motor has carbon footprint of 21.3 tCO2e. Material production and refining (excluding battery pack) contribute 62% of the Long range Dual motors cradle-to-gate carbon footprint of which aluminum represents 27%, iron and steel 22% and polymers 9%. Battery pack production constitutes 26% of the cradle-to-gate carbon footprint.
A mono-material approach, first presented in the Polestar electric roadster concept in 2022, is applied to interior materials, where all layers of certain components are produced from the same base material. This allows them to be recycled more effectively and efficiently by eliminating the need for incompatible materials to be separated before recycling.

New interior materials include a tailored knit textile which consists of 89% recycled PET, along with bio-attributed MicroTech PVC, and traced leather from Bridge of Weir – where the raw hides are by-products of the food industry and come from Scottish farms that are independently rated by the Animal Protection Index as being of the highest global standard.
The tailored knit upholstery is a new technique for the automotive industry. First shown in the Precept concept car, the textile is made from 89% recycled polyester. The material and the design have been created by Polestar designers together with the Swedish School of Textiles (Textilhögskolan, Högskolan i Borås) and further developed with suppliers.
Inlay carpets in the interior are made using recycled PET and floor carpets are made using recycled ECONYL. Specific door trim panels are made from NFPP (natural fiber polypropylene) which results in up to 50% less virgin plastic and a weight saving of up to 40%. MicroTech, first introduced in Polestar 3, is a bio-attributed vinyl that replaces crude oil with bio-based pine oil and features a recycled textile backing.
Motors are of a permanent magnet, synchronous design. Driving dynamics are true to the Polestar brand – sharp steering and handling responses result in a thrilling and nimble driving experience for all occupants.
Both dual- and single-motor variants are available, with the single-motor featuring rear-wheel drive. Despite the high output and performance, control and confidence are always key factors to produce a responsible, everyday-enjoyable BEVs experience. Semi-active suspension features in the dual-motor version for an additional layer of adjustment between comfort and performance dynamics.
The Long range Dual motor features 400 kW (544 hp) and 686 Nm and the 0-100km/h sprint can be completed in just 3.8 seconds. A disconnect clutch allows the car to disengage the front electric motor when not needed, to maximize range (up to 590 km) and efficiency.
The Long range Single motor version features a 200 kW (272 hp) and 343 Nm motor at the rear, and a range of up to 498 km (EPA).
A 100 kWh battery is fitted to both long range drive train versions.
Polestar 4 offers driving dynamics and minimalist style to a larger market segment.
On February 18, 2026, Polestar announced Polestar 4 SUV – based on the same great technology as Polestar's current best-seller, targeting a wider customer base by offering more versatility. It is expected to be launched later this year, with deliveries expected to start in the fourth quarter of 2026.
Polestar 5
Polestar launched the Polestar 5 in September 2025. Polestar 5 is a luxurious 4 door grand tourer that most closely follows inspiration from the Precept which was announced in October 2020 at the Shanghai Motor Show. This vehicle introduces new in-house developed aluminum body and chassis as well as powertrain architectures.
In line with Polestar's asset-light model, a conscious decision was made when specifying the Chongqing plant not to replicate certain processes found within the wider Geely family facilities. For Polestar 5, component build takes place in Chongqing, while the final process is completed at Geely's Wuhan facility. The Chongqing plant is a new state-of-the-art plant in China, built and operated by Geely. It proudly holds LEED Gold certification for Building Design and Construction, showcasing leadership in sustainability and innovation.
Designing the Polestar 5's interior meant exploring new ideas and processes, selecting materials that deliver in environmental performance while providing a premium experience. Similarly, the design seeks to capitalize on the evolution of the Human Machine Interface ("HMI") based on Polestar 4 interactions and Google Android Automotive to deliver an enhanced customer experience.
Polestar 5 comes with a total cradle-to-gate carbon footprint of 23.8 tCO2e at launch. This is lower than that of the significantly smaller Polestar 2 when it was launched in 2020 (26.1 tCO2e). Considering not only the higher performance in terms of power, acceleration and battery capacity but also the higher weight and aluminum content of the Polestar 5 compared to the Polestar 2, Polestar is proving that even for large, high performance cars action can be taken to reduce their climate impact.
New innovative materials balance modern high-tech luxury with reduced environmental impact. These materials include bio-attributed MicroTech, lightweight NFPP-based materials (natural fibre polypropylene), recycled textiles and recycled aluminum. A flax-based composite developed by external partner Bcomp Ltd is featured in many interior and some exterior parts.
The next generation infotainment system HMI, powered by Android, builds on Polestar's close collaboration with Google. An enlarged, portrait-oriented 15-inch center touch screen complements a 12.5-inch driver display, and the two are linked by an illuminated blade that encompasses the entire interior.
The sculpted form of the Polestar 5 will set the tone for future Polestar vehicles. The vehicle's proportions define its presence with restrained surfacing and a focus on aerodynamic efficiency.
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
Polestar 6
Polestar 6 will be a two-seater roadster, based on the same bonded-aluminum performance platform as Polestar 5.
Polestar 7

Polestar 7 will be a premium C-segment SUV, bringing the Polestar ethos in design and performance DNA to one of the most attractive segments in the automotive industry. Polestar 7 will be based on group architecture and is planned to be manufactured in Europe.
Design, Innovation and Sustainability
Design
Design is at the core of Polestar. Polestar is a Scandinavian brand with pure, minimalist design. Polestar's design is progressive and defines the avant-garde of the electric and sustainable age. Polestar celebrates technology in its creations and innovation is its driving force. Performance is not only a capability of Polestar's products but the mindset of Polestar's whole company. Polestar's vehicles have been widely recognized for their outstanding design and performance credentials. Polestar 1 and Polestar 2 have each received numerous awards, including, among others, High-Performance Luxury GT Coupe of the Year and Luxury High-Performance Electric Vehicle of the Year, and Car of the Year titles in Norway, Switzerland, Germany (Luxury), China (Green Car), Germany's Golden Steering wheel as well as the Edie Sustainability Leader award. Polestar 4 has won several awards for its design, including the prestigious Car Design of the Year award by Car Design News. Most recently Polestar 5 received the same award in 2025.
Polestar believes that its designs reflect the central tenets of Scandinavian design, with a focus on premium minimalism and an emphasis on responsible material choices, such as the use of recycled, reused and renewable materials.
Innovation
Polestar's research and development strategy is to focus on the development of key electric vehicle technologies by accessing and benefiting the technologies from within the larger Geely ecosystem, including Volvo Cars, Zeekr and Geely and with external partners.
Polestar's research and development teams are primarily located in Sweden at Polestar's headquarters and are focused on a wide variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more, to ensure delivering the user experience, driving dynamics and holistic product sophistication that customers expect from Polestar.
Sustainability
Polestar has a philosophy to design towards zero, actively using Scandinavian minimalist design to engage customers and minimize Polestar's environmental impact. Polestar seeks to achieve its clear sustainability goals by establishing concrete targets focusing on four pillars of its sustainability approach:
•Climate Neutrality: Although Polestar believes that electric mobility is critical to the transformation to greater sustainability, BEVs still have a substantial climate footprint. From material extraction to manufacturing and usage, each stage in the lifecycle generates greenhouse gas emissions. Therefore, Polestar strives to reduce its emissions. At the same time, the shift to a climate-neutral society is an integral part of its business and strategy. Climate change is a material topic for Polestar, both from an impact and financial perspective, considering both its positive and negative impacts. This is understood as an opportunity for the Company to help the world decarbonize and as a financial and economic risk if the world fails to follow the trajectory necessary to stay within 1.5 degrees Celsius.

Polestar aims to achieve climate neutrality by 2040, reducing per-vehicle-sold GHG emissions by at least 90% compared to the 2020 base year, with residual emissions neutralized through carbon removals of the highest quality and environmental integrity. This includes GHG emissions from the supply chain, manufacturing, and energy use during the car's lifecycle, as well as GHG emissions stemming from Polestar's own activities, such as energy usage in offices and spaces, business travel, events, and digital operations. From an industry perspective, two key goals must be achieved to fulfill the promise of electric vehicles and attain climate neutrality: vehicles must be charged with electricity from fossil-free sources, and supply chains must be decarbonized. Accomplishing this task is both complex and demanding.

Polestar 0 project: To support Polestar's goal of climate neutrality across operations by 2040, the Polestar 0 project issued out a call to action across the industry in 2021, to gather partners that set out working together towards the elimination of greenhouse gas emissions in automotive, with the ultimate goal of creating a climate neutral car. When the first planned phase of the Polestar 0 project concluded in 2025, Polestar and its project partners were able to announce that, across their combined initiatives, several low‑carbon solutions had been identified. The joint efforts demonstrate the potential to produce a vehicle equivalent to Polestar 2, which carried a 26.1‑tonne CO₂e footprint at its 2020 launch, with emissions reduced by up to 10 tonnes today. The largest contributions to this reduction potential are within aluminum and steel production. By fully incorporating the solutions identified through the partnerships, the cradle‑to‑gate carbon footprint of the 2020 launch edition Polestar 2 Long range Dual motor could be reduced from approximately 26 tonnes to around 16 tonnes of CO₂e. Aluminum and steel are key materials for decarbonization, as they represent approximately 45% of total greenhouse gas emissions in the lifecycle assessment of Polestar 2.
•Circularity: At Polestar, circularity is a key solution for meeting mobility demands while minimizing resource impact. The company's focus on circularity also encompasses its efforts on pollution (i.e., emissions other than greenhouse gases) and biodiversity. Circular design is integral to Polestar's decarbonization strategy, aiming to increase the share of circular (recycled and bio-based) materials. Achieving its circularity ambitions will require rethinking the way the company designs, manufactures, sells, and manages vehicles throughout their entire lifetime and customer journey. In terms of circularity, Polestar strives to minimize waste, increase recyclability, utilize more circular materials, and limit the use of, and eventually phase out, harmful chemicals. Raw material consumption is at the root of many environmental problems, meaning that the actions Polestar is taking on circularity have the potential to positively impact everything from biodiversity and climate change to water use and pollution from microplastics and chemicals.

•Transparency: Transparency, including supply chain transparency, is a key internal governance tool and a catalyst for sustainability transformation. Tracing and mapping supply chains are also critical to ensure compliance with regulations such as the EU Battery Regulation and the CSDDD. Manufacturing a car involves diverse materials, each with unique challenges and risks. These complexities, along with long supply chains, necessitate robust strategies to manage and mitigate these risks. Tracing and mapping materials and components is essential to drive change and implement our strategy. A prerequisite for transparency is access to information and data, and the lack of accessible information in general is a core barrier across all our key focus areas. Polestar's work is complicated by the fact that transparency in the automotive industry has historically been low. To some extent, this situation is a result of the complex nature of its work. A car consists of more than 30,000 components, assembled from raw materials sourced globally. Our focus is on addressing previously unsolved challenges and safeguarding traceability and transparency within global supply chains. These challenges are not unique to Polestar, as progressive companies in various industries such as fashion and electronics are also confronting similar obstacles. The most critical area of transparency is finding ways to collaborate and build trust between parties. Polestar's strategy on transparency involves the initiatives supply chain transparency and consumer transparency.
•Inclusion: Polestar's operations impact people worldwide, influencing individuals and communities along its entire value chain, from mines around the globe to the cityscape of Gothenburg. Through its actions and operations, the Company disseminates and reinforces values and sentiments. Polestar considers itself a responsible citizen of society and aims to make a positive contribution to the communities in which it operates, regardless of their location. However, the company also recognizes that its operations can sometimes have a negative impact. In a world where human rights are frequently breached and where local and global injustice is increasing, Polestar aspires to be a counterforce through its actions. It advocates for human rights, diversity, and prosperity for all, viewing these as the foundation for long-term business success. Polestar's ambition is to become the world's most diverse and inclusive BEVs company, reducing the gender gap, ensuring responsible supplier management to prevent human rights abuses. Inclusion is both a focus area and an approach implemented throughout the company and its value chain. It serves as a valuable tool, enabling Polestar to uphold high ethical standards and make a positive impact on the world. The company's human rights strategy includes initiatives within supply chain and manufacturing and an inclusive workplace.
Sales and Distribution
Polestar continues to expand its retail sales and distribution model, which initially focused on a direct-to-customer experience, which reduced multiple traditional inefficiencies through a differentiated distribution approach, to an active selling partner set-up, known as a 'non-genuine agency model'. In selected markets, wholesale capabilities have been added to enable a dual model approach. Polestar is actively working on expanding its retail network.
Polestar uses a digital first, direct-to-consumer approach that allows its customers to browse Polestar products, configure their preferred vehicle and, where permitted, place orders online. Currently, customers in North America place orders for Polestar's vehicles through authorized representatives in accordance with applicable dealer and franchise laws. In addition, Polestar has established physical retail locations referred to as Polestar sales points. Polestar sales points range from smaller to larger locations depending on geographical sales potential and to ensure easy customer accessibility. These sales points allow customers to see, test drive and purchase Polestar vehicles. Polestar also operates handover locations that provide a convenient option for customers to take delivery of Polestar vehicles, with home delivery available in certain markets. On December 31, 2025, there were 211 Polestar sales points. In addition, Polestar continues with its international expansion, it uses third-party importers to give access to selected lower-volume markets, rapidly and with lower investment. For higher-volume markets, the intention is to establish Polestar sales units.
Polestar enters into agreements with independent investors to establish Polestar sales points. These investors do not carry any inventory of cars for sale but rather hold demonstration vehicles and provide potential customers with an opportunity to see, feel and test drive Polestar vehicles. With the shift to an active selling model now being accelerated by Polestar, the sales specialist can also sell (or help customers to choose and buy) the car on behalf of Polestar. These investors have relationships with Volvo Cars. In North America, federal or state law may prohibit automobile manufacturers from acting as licensed dealers or to act in the capacity of a dealer or otherwise restrict a manufacturer's ability to deliver or service vehicles. Accordingly, all of Polestar's sales in North America are conducted through trusted representatives. These representatives are associated with Volvo Cars or the Volvo Cars dealer network in North America. Polestar uses different set-ups, which range from an active selling model, wholesale, hybrid wholesale, dual or importer model for different countries to comply with local legislation.
Polestar vehicles are also sold directly to various fleet customers (e.g. national and global corporate key accounts, national and international leasing companies, and rental companies). At the end of 2025, Polestar had active global corporate key account agreements with 134 international customers, and 5 major European leasing companies. This was in addition to several thousand national corporate key account and national leasing company agreements.
Polestar aims to deliver leading aftermarket services to its customers by leveraging Volvo Cars' global service and repair network. Polestar is cooperating with Volvo Cars to develop their service center network, including the introduction of digital service booking, fault tracing, diagnostics and software download (over-the-air and in workshop). Polestar also utilizes the Volvo Cars service center network to supply its customers with a spare parts infrastructure. Polestar currently leverages the Volvo Cars service center network to provide access to 1,243 service points worldwide (as of December 31, 2025) in support of Polestar's international operations. Polestar does not have a direct contractual relationship with the service point operators. Rather, Polestar relies on operators within the Volvo Cars network who sign, enter into, or amend existing service contracts with Volvo Cars to include the service of Polestar vehicles to the scope of their dealer agreement.
Polestar's principal operating entity is Polestar Performance AB. Polestar Performance AB is responsible for and is engaged in the product strategy and development as well as marketing and distribution of Polestar vehicles. Polestar Performance AB manages global sales in conjunction with the local Polestar sales units. Sales in the Chinese domestic market were managed by Polestar Times Technology (Nanjing) Co. Ltd, a joint venture established in 2023 between Polestar Automotive (Singapore) Distribution Pte Ltd and Xingji Meizu. Following the termination of this joint venture in April 2025, Polestar resumed sales, customer service and distribution activities in the Chinese market. Vehicles sold globally by Polestar Performance AB are manufactured in China, the U.S. and South Korea. Polestar may be subject to foreign exchange risk with respect to cash transfers within the group, including restrictions on cross border payments imposed by the Chinese government. See Item 3.D Risk Factors—Risks Related to Polestar's Business and Industry—Polestar faces risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects. and —Polestar relies heavily on manufacturing facilities and suppliers based in China, including single-source suppliers, and its growth strategy will depend on growing its business in China. This subjects Polestar to economic, operational, regulatory and legal risks specific to China.
Joint venture with Hubei Xingji Meizu Group Co., Ltd
In June 2023, Polestar entered into a joint venture to develop Xingji Meizu's existing technology platform and intelligent vehicle software, with the joint venture also acting as the sole authorized sales and service entity for Polestar vehicles in the PRC. Polestar transferred certain commercial assets as well as a number of its PRC-based staff to the joint venture.
In April 2025, following a change in market focus and strategy, Polestar and Xingji Meizu signed an agreement to terminate the business of the joint venture and to transfer the PRC distribution rights back to Polestar. The termination agreement also covers the transfer of certain digital and other assets from the joint venture to Polestar, enabling Polestar to resume sales, customer service and distribution activities in the Chinese market.
Manufacturing
Polestar has the benefit of having access to the global manufacturing footprint of Volvo Cars and Geely with its substantial combined installed manufacturing capacity.
Taizhou plant
The Taizhou plant in China, owned and operated by Volvo Cars, manufactures the Polestar 2. The plant opened in 2016. The plant is focused on the CMA1+2 platforms and manufactures Volvo Cars' XC40/EX40/EC40 and XC70. In October 2021, Geely and Volvo Cars agreed to transfer the Taizhou plant to Volvo Cars. The transfer was effectuated in December 2021 and did not affect manufacturing of the Polestar 2. In connection with this transfer, the plant has been renamed from "Luqiao" to "Taizhou".
Charleston plant
The Charleston plant in South Carolina, U.S., owned and operated by Volvo Cars, manufactures the Polestar 3. The plant opened in 2018 and manufactures Volvo Cars' EX90, which shares the SPA2 platform with Polestar 3. Manufacturing of Polestar 3 started in summer 2024 and is dedicated to the U.S., Canada and part of the European market.
Chengdu plant
The Chengdu plant in China, owned and operated by Volvo Cars, manufactures the Polestar 3. The plant opened in 2013. Manufacturing of Polestar 3 started in early 2024.
Hangzhou Bay plant
The Hangzhou Bay plant in China, owned and operated by Geely, manufactures the Polestar 4. The plant is used for several brands of the Geely group, as well as brands outside of the Geely group. The plant opened in 2022.
Busan plant
The Busan plant in South Korea, owned and operated by Renault Korea Co Ltd, manufactures the Polestar 4. Renault Korea Co Ltd is 35% owned by Geely. Manufacturing of Polestar 4 started in the second half of 2025 and is dedicated to the European, U.S. and domestic South Korean markets.
Wuhan and Chongqing plants
The Wuhan plant in China, owned and operated by Geely, manufactures the Polestar 5. Component assembly takes place at the Chongqing plant in China, also owned and operated by Geely. Manufacturing of Polestar 5 started in January 2026.
Battery suppliers
Polestar has a diversified strategy with respect to the supply of batteries, to reduce supply risk as well as to ensure better flexibility and cost competitiveness as battery technology continues to develop. Polestar's primary source of batteries is Contemporary Amperex Technology Co. Limited with whom Polestar has a long-term supply relationship and the ability to leverage group purchasing power. Polestar has also entered into an agreement with SK-On for the supply of battery cell modules for Polestar 5. Polestar continues to evaluate potential up and coming startups in this area.
Related Party Agreements with Volvo Cars and Geely
Polestar benefits from the technological, engineering and manufacturing capabilities of Volvo Cars and Geely. These relationships give it access to the developed technology, IT, logistic channels, manufacturing capacity and distribution networks established by Polestar's founding partners, on a global basis. Accordingly, Polestar has entered into a number of contractual arrangements with Volvo Cars and Geely to obtain support and various services in connection with its business. Polestar's agreements with its partners are made on an arms-length basis and it assesses any agreement with related parties on the same basis as an agreement with third parties with respect to the scope of the services offered, timing, terms and fees. While Polestar derives substantial benefit from access to its partners' resources and expertise, Polestar is free to seek technology, manufacturing and other services from third parties based solely on the needs of its business. Polestar's material transactions with related parties are subject to approval by its Board of Directors or other relevant persons in conformity with its related party transactions policy. Polestar has also established a number of steering committees to monitor compliance and performance of its agreements related to development, manufacturing, or service contracts with related parties (the "Steering Committees"). Polestar believes the Steering Committees provide a means of ensuring the interests of Polestar are protected and if necessary, provide a means of escalating any concerns or disputes to senior management or the Board.
Polestar's agreements with Volvo Cars cover research and development services, intellectual property licenses, purchasing, manufacturing engineering and logistics engineering and manufacturing with respect to the PS1, PS2 and PS3. Polestar has also entered into a design services agreement with Volvo Cars with respect to the PS4 and PS5. In addition, Polestar has entered into agreements with Volvo Cars for the supply of aftermarket parts as well as customer service and support agreements, agreements for the supply of general corporate services, IT support agreements and maintenance and operations agreements. In connection with its logistics, it has entered into agreements with Volvo Cars for logistics support services for Europe, North America, China and APAC, including logistics management, customs clearance and claims management, although it contracts directly with transporters as well. Polestar's agreements with Geely cover research and development services, intellectual property licenses, purchasing, manufacturing engineering and logistics engineering and manufacturing with respect to the PS4 and PS5 as well as the announced Polestar 2 successor. In addition, Polestar has entered into agreements with Geely for supply of aftermarket parts and miscellaneous support services relating to the PS4 and PS5.
For additional information in relation to materially significant related party transactions during the years ended December 31, 2025, 2024, and 2023, see Note 28 - Related party transactions in Polestar's Consolidated Financial Statements included elsewhere herein. For a further description of Polestar's contracts with related parties, see the section entitled Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions.
Research and development services and intellectual property licenses
Polestar has entered into a number of agreements and licensing agreements with Volvo Cars and/or Geely with respect to research and development services and licensing of intellectual property in connection with the development and manufacture of the Polestar 1, Polestar 2, Polestar 3, Polestar 4 and, Polestar 5 as well as the announced Polestar 2 successor.
The fees paid by Polestar under the PS2 and PS3 agreements are based on Polestar's volume share of Volvo Car Corporation's actual development cost. The development cost is calculated based on actual cost and an arm's length hourly rate. For the PS3, Polestar the fee is a fixed price for the technology license and development services. Polestar has also entered into agreements providing for development services and a license relating to certain technologies such as for technology updates and upgrades and new features to be introduced in model year programs for the PS2 and PS3. During the lifetime of the PS2 and PS3, there are several model years planned. These programs include additional technological content and features for the PS2 and PS3 that will be developed, assigned or licensed by Volvo Cars to Polestar.
Polestar also entered into licensing agreements and a development service agreement with Geely for the PS4 as well as agreements for services and licenses relating to technology updates, upgrades and new features to be introduced in PS4 model year programs. Polestar also entered into additional development service agreements with Geely relating to the introduction of PS4 production in South Korea. Polestar have also entered into certain licensing and development service agreements with Zeekr and Geely relating to the PS5. For the PS4 and PS5, the license fee is calculated based on Polestar's net revenues and the development services is a fixed amount calculated based on estimated hours and an arm's length hourly rate. Finally, Polestar has entered into development service agreement with Geely for the announced Polestar 2 successor.
Purchasing Agreements
Polestar has entered into several sourcing service agreements and maintenance agreements with Volvo Cars and Geely in connection with the different Polestar vehicle programs. The sourcing service agreements provide for sourcing of direct procurement of materials from third-party suppliers as well as indirect procurement of production equipment and tooling, services and other supplies. The sourcing service agreements also cover activities such as cost reduction initiatives, supplier maintenance and supplier recovery activities. Services provided by Volvo Cars and Geely for such procurement are charged at an hourly rate established annually. Furthermore, direct costs incurred by Volvo Cars or Geely are reimbursed by Polestar.
Manufacturing engineering and logistics engineering
Polestar has entered into manufacturing engineering and logistic engineering service agreements with Volvo Cars, Geely and Renault Korea Motors Co Ltd ("RK") in connection with the production of the Polestar branded vehicles. These agreements provide that Volvo Cars, Geely and RK will provide manufacturing engineering and logistic engineering services with respect to the Polestar vehicle programs including the work needed to adopt the plant-layout, manufacturing process, in-plant logistics processes, tooling and equipment installations in order to be able to manufacture and deliver the Polestar branded vehicles.
Manufacturing
For the manufacturing of its models, Polestar has entered into contract agreements with manufacturing facilities owned and operated by Volvo Cars, Geely and Renault Korea. The Polestar 2 is manufactured at the Taizhou plant, owned and operated by Volvo Cars. Polestar 3 is manufactured at the Chengdu plant and at the Charleston plant, both owned and operated by Volvo Cars. Polestar 4 is manufactured at the Hangzhou Bay plant, owned and operated by Geely, and at the Busan plant owned and operated by Renault Korea. Polestar 5 is manufactured at the Wuhan plant, with component assembly taking place at the Chongqing plant, both owned and operated by Geely.
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
Charging Network
Polestar believes that accessible public charging and cost-effective home charging solutions are key to accelerating customer adoption. Accordingly, Polestar offers customers a comprehensive charging offer, built on strategic partnerships and innovative technology.
Public charging
Polestar Charge gives customers in Europe access to over 1 million public charging points, all available in one app, including Tesla Superchargers and Ionity, as well as local providers in each market to enable the best possible public charging offer to local users. In addition, Polestar Charge subscribers benefit from discounted charging at over 75,000 charging points. In North America, customers can access more than 25,000 Tesla Superchargers with a NACS adaptor.
Home charging
Polestar’s energy business initiative Polestar Energy delivers efficient home charging, leveraging innovative charging technology. Balancing energy supply and demand by automatic smart charging leads to lower charging costs and rewards for supporting the local energy grid. Charging during periods of lower grid demand often coincides with a higher share of renewable energy, helping reduce CO₂ emissions during the car’s usage phase. Polestar continuously updates its offer on home charging and most recently in February 2026 expanded grid rewards in key European markets with its Polestar Energy offer and introduced car-controlled smart charging, helping its customers to reduce the total cost of ownership.
Bi-directional charging
In California, in the U.S., Polestar has taken the first step in enabling bi-directional charging technology, unlocking additional benefits for customers. Together with partner dcbel Polestar provides a vehicle-to-home (V2H) functionality, blackout protection support and smart charging solution for Polestar 3 customers in California. This technology enables electric cars to both charge and discharge energy from their batteries, with the capability to send energy to the user’s home. As a result, the car can help reduce energy costs, act as a backup source for the home, support the local grid, and increase the use of renewable energy1.
1. Because wind and solar energy depend on weather, their electricity supply rarely matches real-time demand. Oversupply lowers prices, so initiating charging when prices are low usually means a higher use of renewable energy. By storing excess electricity from intermittent renewable energy sources, bi-directional charging can enable better utilization of renewable energy, reducing the need for reliance on fossil fuel-based energy during peaks of demand.
Competition
Polestar faces competition from both traditional automotive manufacturers and an increasing number of new companies focused on electric and other alternative fuel vehicles. Polestar expects this competition to intensify, particularly as new manufacturers of electric vehicles enter established markets, offer a significant variety of models under a number of brands and at a wider pricing range, and as mobility continues to shift towards low-emission, zero-emission or carbon neutral solutions. In addition, numerous manufacturers offer hybrid vehicles, including plug-in versions, with which Polestar's vehicles also compete.
Polestar believes that the primary competitive factors on which it competes include, but are not limited to, its focus on design and sustainability, and its proprietary and co-developed technological innovations. Polestar has a start-up culture and a scalable asset-light business model that it believes generates significant competitive advantage. However, many of its current and potential competitors may have substantially greater financial, technical, manufacturing, marketing and other resources than Polestar or may have greater name recognition and longer operating histories than Polestar does (see also Item 3.D Risk Factors—Risks Related to Polestar's Business and Industry—Polestar operates in an intensely competitive market, which is generally cyclical and volatile. Should Polestar not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Polestar.) Polestar believes it can further differentiate itself from its competitors with its brand pillars of pure, progressive, performance alongside its established global presence and ability to leverage an established production ecosystem due to its relationships with its founding partners.
On a global basis, Polestar's principal premium segment competitors are Audi, BMW, and Mercedes among OEMs and Tesla, Lucid, Rivian, Xpeng and Nio among pure play electric vehicles manufacturers. Polestar and Tesla are the top two global pure play premium electric vehicle manufacturers in mass production. Porsche is one of Polestar's core competitor brands from a driving experience and performance perspective. As one of the world's most renowned makers of "driver's cars", Porsche represents a strategic benchmark for Polestar in an exclusive brand segment. Although previously a manufacturer of solely internal combustion engine cars, Porsche has launched the Taycan, the Macan and more recently the Cayenne electric vehicles which bring the brand's renowned dynamic experience to BEVs. The electric Macan is considered a key competitor to Polestar 4. Porsche is also a benchmark brand for future Polestar vehicles in terms of size and segments. In terms of pure BEVs peers, Tesla Model 3 was often seen as a principal competitor to Polestar 2. Model X and Model S are viewed as competing versions to Polestar 3 and Polestar 4, respectively.
Intellectual Property
Research and development, conducted with strategic partners such as Volvo Cars, is one of Polestar's core competencies and Polestar's developments in areas such as lightweight chassis architectures, drivetrains, electric motors, bi-directional compatible battery packs and charging technology significantly enhance the flexibility and utility of its vehicles. In addition, Polestar has created considerable intellectual property related to its design of both the interior and exterior of its vehicles, including various components such as wheel rims and lights. Accordingly, Polestar's commercial success depends in part on its ability to protect and control its proprietary design, technology and other intellectual property assets. Polestar relies on a combination of intellectual property rights, such as patents, design and trademark registrations, to protect and preserve its proprietary technology and intellectual property assets. In addition, Polestar enters into employee, contractor, consultant and third-party non-disclosure and invention assignment agreements and other contractual arrangements to protect its proprietary technology and intellectual property assets.
As of December 31, 2025, Polestar owned 112 issued U.S. patents and 5, 32, and 326 issued patents in Europe, China and other jurisdictions (including European Patent Organization ("EPO") validation states and UK), respectively. Those patents are related to Polestar's core proprietary technology. In addition, Polestar had 26 pending U.S. patent applications and 71, 23, and 20 pending patent applications in the EPO, China and other jurisdictions, respectively. In addition to patents covering Polestar's core proprietary technology, Polestar had 27 pending U.S. design patent applications, plus 143, 316 and 137 issued design or industrial design patents in the U.S., EU (including the UK) and China, respectively, and 140 issued design or industrial design patents issued in other jurisdictions. Another 9 and 16 design applications were pending in the EU (EU filings, including UK filings) and China, respectively, and there were 10 pending design applications in other jurisdictions. As of December 31, 2025, Polestar owned 15 registered U.S. trademarks, 5 pending U.S. trademark applications, as well as 92, 24 and 131 registered trademarks in Europe (including UK), China and other jurisdictions, respectively. Further, 6, 23 and 11 trademark applications were pending in Europe (including UK), China and other jurisdictions, respectively.
Regardless of the coverage Polestar seeks under its existing patent applications, there is always a risk that alterations from Polestar's products or processes may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly altered before a patent is issued and courts can reinterpret patent scope after issuance. Many jurisdictions, including the United States, permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Polestar cannot provide any assurance that any patents will be issued from its pending or any future applications or that any current or future issued patents will adequately protect its intellectual property. For this and other risks related to Polestar's proprietary technology, inventions and improvements, see Item 3.D Risk Factors—Risks Related to Intellectual Property.
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
Polestar's commercial success will also depend in part on not infringing, misappropriating or otherwise violating the intellectual or proprietary rights of third parties. The issuance of third-party patents could require Polestar to alter its development or commercial strategies, change its products or processes, obtain licenses to additional third-party patents or other intellectual property or cease certain activities. Polestar's breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop or commercialize its future products or technologies may have an adverse impact on Polestar. See Item 3.D Risk Factors—Risks Related to Intellectual Property for additional information regarding these and other risks related to Polestar's intellectual property portfolio and their potential effect on Polestar.
In addition to Polestar's proprietary technology and intellectual property assets, it has also acquired, licensed or sub-licensed material portions of the intellectual property that is relevant to its products from Volvo Cars, Geely and Zhejiang Zeekr Automobile Research and Development Co., Ltd. For example, it has acquired intellectual property with respect to fully electrical platform technology, motor vehicle drive units with electric vehicle motors, motor assemblies for operating electric powertrains, and structures specifically designed to protect electric vehicle components, and intellectual property relating to infotainment and connectivity. Polestar has also entered into agreements providing for a license relating to certain technology and features to be introduced in its model year programs.
Regulation
Polestar's products must comply with various regulations in the markets where it operates. As of December 31, 2025, Polestar operates in 28 markets in Europe, the Middle East, North America, China and Asia Pacific. Polestar's expansion plans include further building its presence in fast growing markets in the Asia Pacific region as well as the Middle East. As Polestar expands its international presence, it will continue to make efforts to ensure that its vehicle design and sales comply with all regulations for each market it enters. Currently, the regulatory regimes material to Polestar's business are those established by the United Nations Economic Commission for Europe, the European Union, the United States and China. These regulations are monitored by Polestar's product certification team, supported by Volvo Cars and other external suppliers, to ensure that the internal design requirements reflect the applicable requirements for each product, market, and time frame.
Polestar believes that the following regulations are material to its business:
UNECE
The World Forum for Harmonization of Vehicle Regulations of the United Nations Economic Commission for Europe (the "UNECE") has been working towards international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles since 1947. The UNECE has developed certain international rules and regulations in the area of safety, environment, range and energy consumption under the 1958 Agreement concerning the adoption of uniform technical prescriptions for wheeled vehicles, equipment and parts and the conditions for reciprocal recognition of those regulations. Regulations promulgated in accordance with the 1958 Agreement have been adopted in approximately 60 jurisdictions including the EU. The UNECE also adopted similar global technical regulations under the 1998 Agreement of which the United States, the EU, China, and Japan are parties, and 21 global technical regulations have been promulgated to date. Polestar's vehicles meet the relevant requirements under the UNECE regulations.
EU
Manufacturers of passenger vehicles in the EU that wish to benefit from the Single Market are required to comply with EU Regulation 2018/858 (the Whole Vehicle Type Approval), which requires that vehicles that are put on the market within the EU must first be type-approved to ensure that they meet all relevant environmental, safety and security standards. A vehicle that has been type-approved in one EU member state can thereafter be sold and registered in all member states without further tests. Polestar's vehicles are type approved and fulfill applicable underlying regulations and directives.
U.S.
Polestar is required to obtain permits and licenses under the U.S. laws, regulations, and standards. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties and possibly orders to cease the violating operations or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits and licenses.
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
We believe that Polestar's vehicles fulfill the applicable product requirements stipulated by the NHTSA and the EPA on a federal level, and similarly the CARB who is a major regulator on the state level. See Recall Activities section - If Polestar vehicles need to be recalled or updated due to quality issues or not fulfilling applicable legal requirements in a market, decisions will be taken according to delegation of authority within Polestar. Reporting to authorities according to local requirements applies.
China
The regulatory system in China applies type approval for Polestar's vehicles under three regulatory bodies:
•Ministry of Industry and Information Technology ("MIIT")—regulates the approval to manufacture vehicles.
•State Administration for Market Regulation ("SAMR")—regulates vehicle safety; and
•Ministry of Ecology and Environment ("MEP")—regulates range and energy efficiency.
The Chinese government has also enacted a number of macro policies that govern the automobile industry in China. In particular, the Provisions on the Administration of Investments into the Automobile Industry adopted by the National Development and Reform Commission on January 10, 2019, stated that, while the production of traditional gas fuel vehicles should be strictly controlled, the development of new energy vehicles should be promoted but the establishment of fully electric car manufacturing companies should also be subject to strict scrutiny and the establishment of low-level manufacturing companies should be avoided. Additionally, considering the current large volumes of new energy vehicles in China, MIIT is also starting to strictly control contract manufacturing of new energy vehicles in PRC. As a result of such control, MIIT has possibilities not to approve car model homologation for contract manufacturing, especially foreign related.
Further, in order to be able to operate in China, Polestar and its subsidiaries are subject to permission requirements from the following regulatory bodies:
•SAMR.
•MEP; and
•General Administration of Customs.
Polestar and its subsidiaries have received all requisite permissions to operate in China and have not been denied any permissions in the past. These permissions include the following:
•Business License.
•Pollutants Discharge Permit; and
•Customs Declaration Registration Certificate or Customs Declaration Enterprise Record Receipt.
See Item 3.D Risk Factors—Risks Related to Polestar's Business and Industry—Polestar is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations could harm Polestar's reputation and brand, subject Polestar to significant fines and liability, or otherwise adversely affect its business. for more information regarding risks associated with Polestar's and its subsidiaries' operations in China.
Focused regulatory areas
Some regulatory areas are rapidly changing within all the above-mentioned regulatory frameworks. The ones listed below are of key importance to Polestar's products moving forward.
•Cyber security and privacy
•Electric vehicle safety
•Autonomous drive
In some of the relevant markets new requirements are enforced as guidelines and policies rather than regulations. Polestar's ambition is always to meet relevant requirements for each product, market, and time frame.
Cyber security and privacy
Cybersecurity and cybersecurity management systems are being regulated in many markets to enhance data security protection measures and to minimize the risks associated with cyber threats.

Data privacy and data protection laws in the markets where Polestar operates influence Polestar's abilities to collect and use personal information. Polestar's data privacy compliance program adheres to applicable legislation in each market where we operate, reflecting evolving regulatory requirements such as the EU General Data Protection Regulation 2016/679 ("GDPR"), U.S. state privacy laws, and China's data security standards. We maintain dedicated Customer Privacy Policies and Car Privacy Notices tailored to each jurisdiction, ensuring alignment with local data protection laws. The program is regularly reviewed and updated in accordance with global legislative developments, thereby upholding rigorous standards for data protection and transparency.
In China, several pieces of legislation have been adopted in recent years, applicable in part or in full to Polestar's operations in China, with the Data Security Law and Personal Information Protection Law establishing core obligations on data classification, security measures, and cross‑border transfer requirements that apply to all processing involving Chinese personal information or important data. For the automotive industry, the Several Measures on Automobile Data Security Management mandate data minimization, multi-level protection, and local storage of specified personal and important data, requiring CAC‑organized security assessments for any outbound transfers of important data. Recent regulatory developments, such as MIIT and CAC's 2026 Guidance for Secure Cross‑Border Transfer of Automotive Data further refine important‑data identification, introduce limited exemptions for certain technical or safety‑related data, and impose risk‑based requirements for cross‑border data flows. Complementing this, the Cybersecurity Review Measures continue to require cybersecurity reviews for data handlers holding over one million users’ personal information and seeking overseas listing.
Additionally, China's relaxed Cross‑Border Data Transfer (CBDT) regime introduces clearer exemptions and streamlined compliance mechanisms, while maintaining mandatory CAC security assessments for important data. Collectively, these rules build a well-defined framework for automotive data handling, emphasizing local storage, strict controls on outbound transfers of important data, and heightened oversight of data practices affecting national security. In addition to the legislative requirements to protect personal data, Polestar operations are subject to various regulations concerning cybersecurity in general. In Europe, the NIS 2 directive and corresponding national legislation require Polestar to maintain a cybersecurity management system ensuring that Polestar's data and digital assets are protected against cyber-attacks. This includes, for example, operational aspects such as Vulnerability and Network Protection Management, Security Incident Management as well as steering and reporting functions such as Cyber-Risk Management and Reporting to the Management and the Board.
The Industry and Information Technology Field Data Security Administrative Measures (for Trial Implementation) promulgated by the Ministry of Industry and Information Technology of China, which became effective on January 1, 2023, regulate the data processing activities of certain industrial and technology businesses operating in the PRC. Data handlers that fall within this legislation are required to take certain steps to classify, appropriately process and protect the subject data, as well as to submit a catalog of important and core data to the local industrial regulatory department. As Polestar is not a registered manufacturer in the PRC, it believes the legal obligations arising from this legislation will primarily sit with its contract manufacturing partners. However, Polestar may nonetheless be negatively impacted should its contract manufacturing partners not meet their obligations under this legislation.
Electric vehicle safety
Polestar meets all legal safety requirements in the markets where we operate, such as the United States (FMVSS), Europe (ECE), and China (GB), and in many cases, we go beyond these requirements to set even higher safety standards for occupants, other road users, and maintenance personnel. We also follow globally recognized safety standards for vehicles, including ISO 26262 for functional safety (making sure electronic systems don’t create risks), ISO 21448 for intended functionality (ensuring systems work as expected), and ISO 21434 for Cybersecurity for road vehicles. Additionally, Polestar adheres to ISO 9001 for quality.
Polestar will continue to advance personal safety technologies (as translated into product safety in the automotive context), this includes preparing for upcoming initiatives related to the general safety schemes. These are expected to evolve further in the coming years. Specifically, around electric vehicle safety, the goal is to enhance occupant protection in cases of battery thermal propagation and to address additional regulations connected to passive safety.
AD/ADAS Regulations
Polestar equips its vehicles with certain advanced driver assistance features. Generally, laws pertaining to driver assistance features and self-driving vehicles are evolving globally and, in some cases, may create restrictions on advanced driver assistance or self-driving features that Polestar may develop. Existing AD/ADAS regulations include requirements concerning driver drowsiness and distraction, intelligent speed assistance, reversing safely with the aid of cameras or sensors, data recording in case of an accident (black box), lane-keeping assistance, advanced emergency braking.
Sustainability and Environmental Regulations
Polestar operates in an industry that is subject to extensive sustainability-related regulations, which become more stringent over time. The laws and regulations to which Polestar is or may become subject govern, among other things, traceability, modern slavery and forced labor; water use; air emissions; use of recycled materials; energy sources; the release, storage, handling, treatment, transportation and disposal of, and exposure to, hazardous materials; the protection of the environment, natural resources, ecosystems services and biodiversity; responsible mineral sourcing; due diligence transparency and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of Polestar's ability to continue its operations.
Many countries have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2035, and Polestar as an electric vehicle manufacturer is already in a position to comply with these requirements across its entire coming product portfolio as it expands.
Carbon Credits

All manufacturers are required to comply with the applicable emission regulations in each jurisdiction in which they operate. Several markets have legislation regarding allowed levels of tailpipe emissions from new vehicles, and alongside that the possibility to trade carbon credits between manufacturers. Since Polestar's electric vehicles have zero tailpipe emissions, it earns emission grams or credits that may be sold to and used by other manufacturers.
Polestar aims to follow the development and opportunities connected to emission regulations in all geographic regions in which it operates. The ability to earn excess emission grams or credits is dependent on each jurisdictions' regulations and the opportunity to get compensated by others depends on the demand from other manufacturers.
Recall activities
If Polestar vehicles need to be recalled or updated due to quality issues or not fulfilling applicable legal requirements in a market, decisions will be taken according to delegation of authority within Polestar. Reporting to authorities according to local requirements applies.
C. Organizational Structure
The following diagram depicts the organizational structure of the Company as of the date of this Report:
The significant subsidiaries of the Company as of the date of this Report are listed below.

Key:
Issuer/Registrant
% Does not reflect voting power; all percentages are rounded
Geely Sweden Holdings AB (Sweden)
Geely Sweden Automotive Investment AB (Sweden)
Geely Sweden Automotive Investment BV. (Netherlands)
Volvo Car Corporation
Snita Holding B.V. (Netherlands)
External investors
PSD Investment Limited
16.5%
21.7%
17.7%
44.1%
Polestar Automative Holding UK PLC ("PSNY") (United Kingdom)
Polestar Automotive US Investment Inc. (USA)
Polestar Holding AB (Sweden)
Polestar Automotive (Singapore) Pte. Ltd
1%
Polestar Performance AB (Sweden)
Polestar Automotive (China) Group Co Ltd
Polestar Automotive (Singapore) Investment Pte. Ltd
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
Polestar Automotive Spain S.L
PLSTR Automotive Portugal Unipessoal Lda
Polestar Automotive Luxembourg sàrl
Polestar Automotive Poland sp. zo.o
Polestar Automotive Czech Republic s.r.o
Polestar Automotive Italy s.r.l
StoreDot Ltd
0.24%
Polestar Automotive France SAS
Polestar Manufacturing Holding Korea LLC
Polestar Automotive (Chongqing) Co., Ltd.
Polestar Automotive China Distribution Co., Ltd
Polestar Automotive Consulting Service (Shanghai) Co., Ltd (Operation)
Polestar Automotive (Singapore) Distribution Pte Ltd
46.2%
Polestar Times Technology (Nanjing) Co., Ltd (China)
Polestar Automotive China Distribution Co., Ltd Shanghai Branch
Polestar Automotive Distribution (Taizhou) Co., Ltd. 91331001MA2DYEJ4XH
Polestar Automotive China Distribution Co., Ltd Shanghai Polestar Automotive R&D Branch
Polestar Automotive China Distribution Co., Ltd Hangzhou Branch

Significant Subsidiaries
Legal Name	Jurisdiction of Incorporation	Proportion of Ordinary Shares Held by the Company
Polestar Holding AB	Sweden	100%
Polestar Automotive (Singapore) Pte. Ltd.	Singapore	100%
Polestar Performance AB	Sweden	100%
Polestar Automotive Canada Inc.	Alberta, Canada	100%
Polestar Automotive USA Inc.	Delaware, U.S.	100%
Polestar Automotive US Investment Inc.	Delaware, U.S.	100%
Polestar Automotive Belgium BV	Belgium	100%
Polestar Automotive Germany GmbH	Germany	100%
Polestar Automotive Netherlands BV	Netherlands	100%
Polestar Automotive Sweden AB	Sweden	100%
Polestar Automotive Austria GmbH	Austria	100%
Polestar Automotive Denmark ApS	Denmark	100%
Polestar Automotive Finland Oy	Finland	100%
Polestar Automotive Switzerland GmbH	Switzerland	100%
Polestar Automotive Norway A/S	Norway	100%
Polestar Automotive Korea Limited	South Korea	100%
Polestar Automotive Australia PTY Ltd	Australia	100%
Polestar Automotive (Singapore) Distribution Pte. Ltd.	Singapore	100%
Polestar Automotive Ireland Limited	Republic of Ireland	100%
PLSTR Automotive Portugal Unipessoal Lda	Portugal	100%
Polestar Automotive Poland sp. zo. o	Poland	100%
Polestar Automotive UK Limited	United Kingdom	100%
Polestar Automotive Spain S.L	Spain	100%
Polestar Automotive Luxembourg SARL	Luxembourg	100%
Polestar Automotive Czech Republic s.r.o	Czech Republic	100%
Polestar Automotive Italy s.r.l	Italy	100%
Polestar Automotive France SAS	France	100%
Polestar Manufacturing Holding Korea LLC	South Korea	100%
Polestar Automotive (China) Group Co., Ltd.	People's Republic of China	100%
Polestar Automotive China Distribution Co., Ltd.	People's Republic of China	100%
Polestar Automotive Consulting Service (Shanghai) Co., Ltd.	People's Republic of China	100%
Polestar Automotive Distribution (Taizhou) Co., Ltd.	People's Republic of China	100%
Polestar Automotive (Chongqing) Co., Ltd.	People's Republic of China	100%
Polestar Automotive (Singapore) Investment Pte Ltd	Singapore	100%

D. Property, Plants and Equipment
Polestar is headquartered in Gothenburg, Sweden. Polestar's research and development teams are primarily located in Sweden, with a focus on collaborating with our partners from Volvo Cars and Geely in a variety of areas, including electrical propulsion, sustainability, lightweight material designs, software, and more. Our lean R&D set-up enables us to maximize the value of the technology and competences of our development partners, delivering the user experience, driving dynamics and holistic product sophistication that customers expect from Polestar.
Polestar has in the majority of markets established a non-genuine agent model allowing for both offline and online sales. In addition, select markets operate in a wholesale model and select markets an importer model. As of December 31, 2025, there were 211 Polestar sales points. In addition, Polestar leverages the Volvo Cars service center network to provide access to 1,243 customer service points worldwide, as of December 31, 2025, in support of its international operations.
By model, Polestar cars are manufactured at the following plants:
•Polestar 2 is manufactured at the Taizhou plant in China.
•Polestar 3 is manufactured at the Charleston plant in South Carolina, U.S. and at the Chengdu plant in China.

•Polestar 4 is manufactured at the Hangzhou Bay plant in China and at the Busan plant in South Korea.
•Polestar 5 is manufactured at the Wuhan plant in China. Component assembly takes place at the Chongqing plant in China.
By location, the following plants manufacture Polestar cars:
Taizhou plant
The Taizhou plant in China, owned and operated by Volvo Cars, manufactures the Polestar 2. The plant opened in 2016. The plant is focused on the CMA1+2 platforms and manufactures Volvo XC40/EX40/EC40 and XC70. In October 2021, Geely and Volvo Cars agreed to transfer the Taizhou plant to Volvo Cars. The transfer was effectuated in December 2021 and did not affect manufacturing of the Polestar 2. In connection with this transfer, the plant has been renamed from "Luqiao" to "Taizhou".
Charleston plant
The Charleston plant in South Carolina, U.S., owned and operated by Volvo Cars, manufactures the Polestar 3. The plant opened in 2018 and manufactures Volvo Cars EX90, which shares the SPA2 platform with Polestar 3. Manufacturing of Polestar 3 started in summer 2024 and is dedicated to the U.S., Canada and part of the European market.
Chengdu plant
The Chengdu plant in China, owned and operated by Volvo Cars, manufactures the Polestar 3. The plant opened in 2013. Manufacturing of Polestar 3 started in early 2024.
Hangzhou Bay plant
The Hangzhou Bay plant in China, owned and operated by Geely, manufactures the Polestar 4. The plant is used for several brands of the Geely Group, as well as brands outside of the Geely Group. The plant opened in 2022.
Busan plant
The Busan plant in South Korea, owned and operated by Renault Korea, manufactures the Polestar 4. Renault Korea is 35% owned by Geely. Manufacturing of Polestar 4 started in the second half of 2025 and is dedicated to the European, U.S. and domestic South Korean markets.
Wuhan and Chongqing plants
The Wuhan plant in China, owned and operated by Geely, manufactures the Polestar 5. Component assembly takes place at the Chongqing plant in China, also owned and operated by Geely. Manufacturing of Polestar 5 started in January 2026.
Polestar has the benefit of being part of the larger global manufacturing footprint of Volvo Cars and Geely with access to a substantial combined installed manufacturing capacity. We believe that our plants are adequate to meet our needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of our operations, as needed.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion includes information that Polestar's management believes is relevant to an assessment and understanding of Polestar's financial condition and results of operations.
The following discussion should be read together with (i) the financial statements of Polestar Automotive Holding UK PLC as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025, and the related notes thereto, included elsewhere in this Report. All financial numbers in this discussion are presented in thousands of U.S. dollars unless otherwise noted.
Polestar's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled "Risk Factors" (see Item 3.D) and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Report. Certain amounts may not foot due to rounding.
Polestar Automotive Holding UK PLC
Key Factors Affecting Performance
Polestar's performance depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in Item 3.D Risk Factors and below. The following paragraphs explain the key factors that impacted Polestar's financial performance during the year ended December 31, 2025, as well as the key factors and trends which are expected to have a material effect on Polestar's financial condition and results of operations in future periods.
Market trends and competition
Polestar is a pure play, premium performance electric car brand, designing products engineered to excite consumers and drive change. Global consumer demand for Polestar's vehicles is primarily driven by:

•The speed and scale of the transition to electric vehicles from internal combustion engine cars ("ICEs") in general, which is driven by a number of factors, among which are affordability, range covered by an electric car on a single charge, availability of a sufficiently dense charging network, the general public's perception and concerns related to electric vehicles, the scope and size of government incentives, duties and tariffs that impact the price of a car in a particular market, availability of alternative mobility solutions, quality and availability of after-sales services, and the cost of electricity and alternative fuels as well as the overall cost of car ownership.
•Demand for premium performance vehicles in general, which is impacted by, among other things, changes in disposable income, the cost and availability of financing arrangements and customer preferences.
•Customer preferences within the premium car segment and breadth and depth of available options.
Polestar competes with other pure play electric vehicle manufacturers, such as Tesla, as well as established premium automotive manufacturers that also sell vehicles with ICEs.
Benchmark Mineral Intelligence, specializing in EV and battery supply chain research and insights, reported global electric vehicles sales (which include BEVs and plug-in hybrid electric vehicles) of 20.1 million cars in 2025, representing growth of 20% during the year compared to 2024. According to the International Energy Agency the key driving factors cited in its annual publication "Global EV outlook 2025", published in May 2025, remain the availability of government incentives and falling BEVs prices in China, the latter encouraging strong adoption of BEVs in the country. Pressure to achieve emissions standards in the EU and the UK acts as a strong incentive for original equipment manufacturers ("OEMs") to push sales of BEVs they offer in the European markets. This is despite the flexibility given to automakers for meeting the 2025 EU emissions reduction target.
In Europe, where Polestar sold approximately 78% of its volumes in 2025, representing growth of 55% year-on-year, the total sales of electric vehicles grew to 4.3 million cars, an increase of an estimated 33% in the year ended December 31, 2025 when compared to 2024, according to Benchmark Mineral Intelligence.
In the U.S., where Polestar sold approximately 7% of its vehicles in the year ended December 31, 2025, the situation was uncertain given a policy shift away from BEV adoption and expiration of the electric vehicles tax credits on September 30, 2025. According to Benchmark Mineral Intelligence, the total sales of electric vehicles in the U.S. amounted to 1.8 million cars, which represents a decline of 4%. In the rest of the world, where Polestar sold approximately 15% of its vehicles, the sales totaled 1.7 million, an increase of 48% year-on-year. Sales in China grew by 17% to 12.9 million electric cars in 2025.
Uncertainty around tariffs and import duties poses downside risks to overall car sales volumes. Overall, continued government support, improving affordability of BEVs, higher density of the charging network and the level of fossil fuel prices will continue to determine the pace of adoption of BEVs.
Sales performance
In the year ended December 31, 2025, Polestar achieved an increase in retail sales volumes of approximately 34% compared to the same period in 2024. This growth was driven by an attractive model line-up and an acceleration of the strategic shift toward the active selling model.
Polestar's sales and distribution model
Polestar delivers its vehicles to both retail and fleet customers across key markets in Europe, North America, the Asia Pacific region and various import markets. Of the brand's 28 active markets, 20 are operated through Polestar's own dedicated sales units and, in the remaining eight markets, the Company leverages strategic partnerships with importers, further strengthening its international presence.
In 2025, Polestar has also significantly expanded its global retail network, enhanced customer access and strengthen its presence in both established and emerging markets, with an additional 71 sales points outside of China.
A key milestone in this growth was the successful start of sales in France in 2025, further solidifying Polestar's footprint in Europe. Polestar's expansion in France will include both direct-to-consumer sales via the Polestar website, as well as through several retail sites across the country, relying on selected retail partners from the Volvo Cars' network.
Market demand and response
Despite a challenging macroeconomic environment and intensified competition, Polestar experienced resilient demand and successfully grew volumes through targeted actions. These included pricing optimization, effective inventory management, and strategic marketing campaigns. The impact of these actions supported a more diverse product mix, which included Polestar 2, Polestar 3, and Polestar 4 compared to Polestar selling predominantly Polestar 2 in 2024 and improved delivery volumes.
Product portfolio and model mix
As of December 31, 2025, Polestar's portfolio consisted of the following models:
•Polestar 2 - As the most established model in the lineup, Polestar 2 continues to enjoy strong demand and maintains a competitive position in its segment.
•Polestar 3 - Since its launch in late first half of 2024, Polestar 3 has steadily increased its segment share, fueled by positive media coverage, multiple industry accolades, and strong performance in range tests, including the winter El Prix 2025 range test.
•Polestar 4 coupé - A key strategic focus ever since Polestar started ramp-up of deliveries of the car in Q3 2024, the Polestar 4 coupé has made a significant contribution to overall volumes and enhanced brand visibility.

•Polestar 5 - Polestar 5 is our brand halo car, bringing a new level of performance and luxury to the grand-tourer segment. The four-door Grand Tourer (GT) has already received fantastic reviews, as part of its launch tour across Europe. The four-door GT was presented in 2025, with deliveries expected from summer 2026.
Each Polestar model has a number of variants, and the list price varies for each variant of each model, as well as for the same variant in different markets. Therefore, Polestar's new car sales revenues are driven by the volume of cars sold, the mix of models and variants in those sales as well as the market where those sales occur.
During the year ended December 31, 2025, Polestar received several awards and accolades, being the most significant:
•Mille Miglia Green 2025.
•Guinness World Record.
•Top Gear's Electric Awards 2025.
•Red Dot Design Awards.
•Luxury car of the year in Australia.
•Car of the Year in Korea.
Costs of sales and gross profit (loss)
The most significant component of Polestar's cost of sales is the inventory cost of the vehicles sold. Inventory cost consists of all costs directly related to the manufacture of Polestar's vehicles and the costs required to bring the vehicles to their present location and condition. This includes, among other expenditures, the amounts paid for materials, components and production cost (e.g. labor, overhead and depreciation & amortization) under the manufacturing and vehicle supply agreements with Volvo Cars and Geely and contracts with other third-party suppliers, costs of freight and any duties and tariffs payable on the import of components and / or vehicles. There may be a lag between changes in these underlying costs and the impact of these changes on Polestar's statement of net loss due to the period between vehicles entering Polestar's inventory and their sale to customers.
Other components of costs of sales include, when applicable: (i) impairment of tangible assets (property, plant and equipment), intangible assets and leased assets when there are indicators of impairment and the recoverable amount of one or more of Polestar's cash-generating units ("CGU") is below its carrying amount, which may be a result of, among other things, changes in forecasts of lifecycle volumes, prices, manufacturing costs and / or interest rates; (ii) adjustments to the net realizable value ("NRV") of inventory which is primarily driven by changes in the expected price of sales of vehicles in inventory as well as the volume of this inventory; (iii) cost of residual value guarantees given to certain partner financial institutions that provide financing to Polestar's customers; and (iv) warranty costs.
Polestar's gross margins are dependent upon its ability to grow sales of its vehicles and manage these costs as well as implement cost savings initiatives.
As of December 31, 2025, Polestar assessed the values of its CGUs for the Polestar 2 (current generation expected to be discontinued in 2026), Polestar 3 and Internal Development Projects (primarily made up of the Polestar 5) in light of slower than expected industry-wide BEV adoption in the near term, lower demand in the upper EV premium segment, changes in regulations and policies and competitive dynamics. Polestar estimated the recoverable amount of these CGUs based on their value in use which uses forecast future cash flows and requires Polestar to make various assumptions. including related to future sales volumes, sales prices and manufacturing costs. The impact of lower demand than previously expected, the changes in regulation and policies, and market conditions were reflected in these assumptions as of December 31, 2025. As a result, Polestar recognized an impairment expense related to these CGUs of $1,098.9 million in 2025.
Inflation and price risk
Polestar's costs and expenses are impacted by, among other things, the prices of components, materials, labor and equipment used in the production of Polestar vehicles as well as the cost of freight. Historically the prices of lithium, cobalt, and nickel, which are used in car batteries, and oil, which has a significant impact on freight costs, have been volatile. The cost of labor and other inputs are generally linked to inflation.
Interest rates and foreign exchange rate
Polestar faces interest rate risks from its exposure to floating and variable interest rates primarily on its borrowings. The majority of Polestar's borrowings have floating rates and, therefore, its finance costs are linked to movements in interest rates as well as the volume of the borrowings. The most relevant interest rates are: 1-, 6- and 12-month Term SOFR and 3-month EURIBOR which are shown in the table below:

Index	Daily average rate in 2025 (% per year)	Daily average rate in 2024 (% per year)
1-month Term SOFR	4.21	5.12
6-month Term SOFR	4.05	4.92
12-month Term SOFR	3.86	4.65
3-month EURIBOR	2.18	3.59
The global nature of Polestar's business exposes the Group's financial performance to risks arising from fluctuations in currency exchange rates ("FX rates"). Changes in FX rates primarily impact the Group's profit or loss when a Group entity has a monetary item denominated in a currency different to its functional currency, such as a foreign currency borrowing or a trade payable in a foreign currency. The Group presents foreign currency gains or losses related to its borrowings as part of foreign exchange gains (losses) on financial activities, net. All other foreign currency gains or losses are presented as part of foreign exchange gains (losses) on operating activities, net.
The most relevant currency pairs for Polestar are:

Currency pair	Rate as of December 31, 2025	Rate as of December 31, 2024	End of day average rate on December 31, 2025	End of day average rate on December 31, 2024
CNY – SEK	1.32	1.51	1.37	1.47
USD – SEK	9.21	11.03	9.82	10.57
CNY – USD	0.14	0.14	0.14	0.14
EUR – USD	1.18	1.04	1.13	1.08
Tariffs and other regulation
A significant portion of Polestar's vehicles sold in the year ended December 31, 2025 were manufactured in China. Both the U.S. and the EU have imposed tariffs against BEVs imported from China and these tariffs increase the total cost of vehicles manufactured in China and sold into these markets. Polestar also has manufacturing facilities outside of China - production of PS3 in Charleston, South Carolina, U.S. began in 2024 and production of PS4 at Busan, South Korea began in 2025.
Tariffs are subject to change and Polestar is unable to predict what tariffs will be applicable to its cars in the future. If tariffs are imposed that increase the cost of Polestar's vehicles and Polestar does not increase its prices to compensate for this increase in costs, its gross margin will be reduced. If Polestar does increase its prices, it may negatively impact market demand for Polestar's cars and therefore future sales volumes.
The table below illustrates the tariffs applicable on Polestar's main plant to market routes as of December 31, 2025:

Plant	Market	Tariff applicable to Polestar BEVs
U.S.	EU	10.0%
China	EU	28.8%
Korea	EU	10.0%
Korea	U.S.	15.0%
China	UK	10.0%
China	U.S.	137.5%
Other key factors impacting performance
During the year ended December 31, 2025, Polestar has continued to implement changes and headcount reductions to its cost structure in order to maintain competitiveness and improve its financial results. This includes restructuring efforts that impacted the R&D and Procurement departments in the UK, China and Sweden, as well as manufacturing in China.
Polestar has also implemented a cost discipline program towards fixed cost expenses reduction, which includes labor cost associated with its own employees and full-time consultants through organizational restructuring, as well as streamlining selling, general and administrative activities through continuous improvements in operational efficiency in comparison to 2024, primarily with reduced fixed marketing expenses.
A. Results of Operations
Polestar conducts its business as one operating segment with primary commercial operations in Europe, North America, Asia Pacific and various importer markets. While Europe and the North America represent Polestar's primary geographic markets, Polestar's presence is continuing to expand in Asia Pacific. Refer to Note 1 - Basis of preparation in Polestar's Consolidated Financial Statements for more information on the basis of presentation and Note 5 - Geographic information for more information on segment reporting. The following paragraphs describe the key components of revenue, income, and expenses as presented in our Consolidated Statement of Loss and Comprehensive Loss.
Key operational highlights
The following table summarizes the key operational highlights as of and for the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31,
	2025	2024	2023
Business metrics
Retail sales[1]	60,119	44,851	52,796
Including external vehicles with repurchase obligations[2]	2,366	1,651	2,859
Including internal vehicles	3,455	2,927	1,958

Markets[3]	28	27	27
Sales points[4]	211	175	153
of which sales points, excluding China	211	140	110
Service points[5]	1,243	1,170	1,149
1 - Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders' channels across all markets irrespective of their market model and setup and may or may not directly generate revenue for Polestar.
2 - In the year ended December 31, 2025, includes 179 cars that were handed-over as security under a financing arrangement.
3 - Represents the markets in which Polestar operates.
4 - Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location but that have started selling Polestar cars.
5 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar's international expansion.

	For the year ended December 31,
	2024	2023
Restatement for new definition (Retail sales)	44,851	52,796
Published as per previous definition[1,2]	44,458	54,626
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
Revenue
Polestar primarily generates revenue via the sale of its vehicles, sales of carbon credits, sales of licenses and royalties, sales of software and performance engineered kits, vehicle leasing, and other revenue.
•Revenue from the sale of vehicles constitutes the primary source of revenue and was derived from sales of the PS2, PS3 and PS4 in 2025. Polestar's main customers for electric vehicles consist of private individuals (through the "direct-to-consumer" channel), fleet customers, dealers and certain Polestar sales points, importers, financial service providers, and, prior to 2025, Polestar's equity method investment, Polestar Times Technology (in April 2025, Polestar signed an agreement to terminate the business Polestar Times Technology (see Item 4.B Information on the Company— Business Overview—Sales and Distribution for further details). Some of these vehicle sales are to the related parties Volvo Cars and Ziklo Bank AB (previously Volvofinans Bank AB).
•Revenue from sales of carbon credits is derived from sales of regulatory credits to external companies or related parties.
•Revenue from the sale of software and performance engineered kits is derived from intellectual property licensed to Volvo Cars related to software upgrades and enhancements for Volvo Cars' vehicles.
•Vehicle leasing revenue is derived from Polestar's operating lease arrangements.
•Other revenue is derived from sales of automotive research and development services and intellectual property licensed to Volvo Cars enabling Volvo Cars to source and sell Polestar's vehicles parts and accessories.
Cost of sales
Cost of sales consists of inventory costs and other costs directly related to Polestar's revenue generating activities. Inventory costs are purchase costs, conversion costs, and other costs incurred in bringing the vehicles to their present location and condition. These costs primarily consist of contract manufacturing costs for vehicle production, depreciation of Polestar owned property, plant and equipment ("PPE") and right-of-use ("ROU") assets used in the manufacture of its vehicles, amortization of intangible assets required for vehicle manufacture, warehousing and transportation costs for inventory and customs duties. Other costs directly related to Polestar's revenue generating activities include costs related to warranty provisions, adjustments to net realizable value ("NRV") on inventories and impairment of long-term assets directly related to vehicle production.
Selling, general and administrative expense
Selling, general and administrative expenses are comprised of personnel expenses for business development and marketing functions, advertising and marketing expenses, sales agent costs, personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for professional services, including legal, audit, information technology, and accounting services, as well as expenses for facilities, general software costs and licenses, depreciation, amortization, and travel. Personnel-related expenses consist of salaries, benefits, social security contributions, severance payments, and incentive programs.
Research and development expense
Research and development expenses consist primarily of personnel expenses for Polestar's internal engineering and research and development functions when engaged in work that does not qualify for recognition as an intangible asset, expenses for materials and facilities used in these activities, acquired research programs and gains or losses on the derecognition of intangible assets related to the development of Polestar's vehicles.

Polestar conducts various internal research and development programs focused on advancing new technologies and concepts relevant to the business, such as electric vehicle propulsion systems, infotainment and software systems, and the use of eco-friendly recycled materials in production. Expenditures associated with Polestar's internal research and development programs are expensed as incurred while they are in the research phase and not yet expected to contribute to future cash flows. Once Polestar's internal research and development programs reach the development phase and are expected to generate probable future cash flows, such expenditures are capitalized as intangible assets instead of being charged to research and development expenses.
Until the fourth quarter of 2023, research and development expenses also included amortization of intellectual property that was considered foundational and previously used in the PS1, currently used in the PS2 and other model vehicles, and expected to be used, in future vehicles. However, in the fourth quarter of 2023, there was a change in the way this intellectual property was used, and the related amortization began to be capitalized into inventory and released into cost of sales when the inventory is sold.
Other operating income and expense
Other operating income primarily consists of income generated indirectly from the sale of carbon credits and other non-revenue generating activities. Other operating expense primarily consists of non-income tax expense, and other expenses which do not relate to the functions above (cost of sales, selling, general and administrative and research and development).
Finance income and expense
Finance income consists of interest income in bank deposits. Finance expense is comprised of interest expense associated with Polestar's short, medium, and long-term financing facilities, including amounts owed to related parties, interest expenses associated with lease liabilities, and credit facility expenses.
Foreign exchange gains (losses) on financial activities, net
Consists of net foreign exchange rate gains and losses, including unrealized exchange gains and losses on financial assets and liabilities.
Fair value change - Earn-out rights and Class C Shares
Fair value change in earn-out rights consists of changes in fair value to the contingent right to receive earn-outs of Class A and B Shares that were issued to the Former Parent upon the completion of the Business Combination. The value of the Earn-out liability changes with Polestar's share price and other macroeconomic conditions, creating a fair value gain or loss.
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
Income tax benefit
Income tax benefit consists of current and deferred income tax benefit. Current income tax benefit primarily represents income taxes generated on the current year's taxable profit or loss in each foreign jurisdiction. Deferred income tax benefit represents differences generated between carrying amounts in the Consolidated Statement of Financial Position and the corresponding tax basis for assets or liabilities, multiplied by the applicable jurisdiction's income tax rate.
Result of operations for the years ended December 31, 2025, 2024 and 2023
The following table summarizes Polestar's Consolidated Statement of Loss and Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,			2025 vs. 2024 variance		2024 vs. 2023 variance
	2025	2024[1]	2023[1]	$	%	$	%
Revenue	3,058,109	2,034,261	2,368,085	1,023,848	50.3	(333,824)	(14.1)
Cost of sales	(4,142,019)	(2,910,428)	(2,778,222)	(1,231,591)	(42.3)	(132,206)	(4.8)
Impairment expense, net of reversals	(1,049,851)	(622,092)	(339,568)	(427,759)	(68.8)	(282,524)	(83.2)
Other cost of sales	(3,092,168)	(2,288,336)	(2,438,654)	(803,832)	(35.1)	150,318	6.2
Gross loss	(1,083,910)	(876,167)	(410,137)	(207,743)	(23.7)	(466,030)	(113.6)
Selling, general and administrative expense	(856,458)	(890,703)	(944,177)	34,245	3.8	53,474	5.7
Research and development expense	(77,636)	(38,350)	(157,280)	(39,286)	(102.4)	118,930	75.6
Other operating income	52,413	59,432	62,937	(7,019)	(11.8)	(3,505)	(5.6)
Other operating expense	(87,810)	(23,818)	(58,323)	(63,992)	(268.7)	34,505	59.2
Foreign exchange gains (losses) on operating activities, net	44,144	(43,705)	37,466	87,849	201.0	(81,171)	(216.7)

Operating loss	(2,009,257)	(1,813,311)	(1,469,514)	(195,946)	(10.8)	(343,797)	(23.4)
Finance income	8,996	23,879	32,329	(14,883)	(62.3)	(8,450)	(26.1)
Finance expense	(385,190)	(341,182)	(213,242)	(44,008)	(12.9)	(127,940)	(60.0)
Foreign exchange gains (losses) on financial activities, net	50,282	(52,603)	37,236	102,885	195.6	(89,839)	(241.3)
Fair value changes - Earn-out rights and Class C shares	23,391	129,124	465,168	(105,733)	(81.9)	(336,044)	(72.2)
Share of losses in associates	(49,145)	(4,970)	(43,304)	(44,175)	(888.8)	38,334	88.5
Loss before income taxes	(2,360,923)	(2,059,063)	(1,191,327)	(301,860)	(14.7)	(867,736)	(72.8)
Income tax benefit	3,692	9,166	9,452	(5,474)	(59.7)	(286)	(3.0)
Net loss	(2,357,231)	(2,049,897)	(1,181,875)	(307,334)	(15.0)	(868,022)	(73.4)
1 - Some prior-year's figures and descriptions were adjusted (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates) in the Consolidated Financial Statements included elsewhere in this Report.
Comparison of the years ended December 31, 2025 and 2024
Revenue
Polestar's net revenue for the year ended December 31, 2025 was $3,058.1 million, an increase of $1,023.8 million, or 50.3% compared to $2,034.3 million for the year ended December 31, 2024. Revenue from related parties for the year ended December 31, 2025 was $352.3 million, an increase of $76.0 million, or 27.5% compared to $276.3 million for the year ended December 31, 2024.
The following table summarizes changes in the components of revenue and related changes between annual periods. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,		Variance
	2025	2024	$	%
Sales of vehicles	2,805,635	1,975,864	829,771	42
Sales of carbon credits	192,386	10,918	181,468	1,662
Sales of licenses and royalties	32,374	11,851	20,523	173
Vehicle leasing revenue	12,396	17,175	(4,779)	(28)
Sales of software and performance engineered kits	10,055	15,344	(5,289)	(34)
Other revenue	5,263	3,109	2,154	69
Total	3,058,109	2,034,261	1,023,848	50
The increase in sales of vehicles was primarily driven by:
•Overall higher sales volumes, driven by an accelerated transition to an active selling model and retail network expansion, resulting in an increase of $559.2 million. PS4 was the main driver of the increase, becoming the best‑selling model. PS3 also showed volume growth, while PS2 volumes declined compared to the previous year.
•Higher revenue per vehicle sold resulted in a revenue increase of $270.5 million, driven by mix improvement with increased proportion of PS4 and PS3 as of December 31, 2025 versus December 31, 2024, reflecting their full‑year impact in 2025, as both models were introduced in fall 2024.
The increase in revenue from sales of carbon credits of $181.5 million was primarily driven by the EU Pooling agreement related to the calendar year 2025. The increase in sales of licenses and royalties of $20.5 million was mainly due to an increase in the cumulative volume of Polestar vehicles in circulation (the "car park").
Vehicle leasing revenue for the year ended December 31, 2025 was $12.4 million, a decrease of $4.8 million, or 28% compared to $17.2 million for the year ended December 31, 2024 reflecting a lower volume of vehicles sold with repurchase obligation.
Sales of software and performance engineered kits for the year ended December 31, 2025 were $10.1 million, a decrease of $5.3 million, or 34% compared to $15.3 million for the year ended December 31, 2024. The decrease is primarily a result of lower revenue performance software and engineered kits for Volvo cars.
Other revenue for the year ended December 31, 2025 was $5.3 million, an increase of $2.2 million, or 69% compared to $3.1 million for the year ended December 31, 2024. This increase is mainly due to an increase in parts and accessories volume for Polestar's vehicles to customers.
Cost of sales
The increase in cost of sales for the year ended December 31, 2025 is related to a higher volume and carline mix, combined with higher duties due to an increase in the tariffs, primarily from China to the EU. There was also an increase of $427.8 million in impairment charges to $1,049.9 million in the year ended December 31, 2025 compared to $622.1 million in the year ended December 31, 2024.

Gross loss
Gross loss for the year ended December 31, 2025 was $1,083.9 million, an increase of $207.7 million, or 24%, compared to a gross loss of $876.2 million for the year ended December 31, 2024 primarily due to the factors described above.
Selling, general and administrative expense
The decrease in selling, general and administrative expense was $34.2 million, driven by cost discipline and restructuring initiatives of $99.6 million, including headcount reductions, optimized marketing spend commensurate with advertising activity to support sales and the launch of Polestar 5 model in 2025, partially offset by an increase in expenses to remunerate Polestar's selling partners under the 'non-genuine agency model' of $65.4 million primarily reflecting higher sales volumes.
Research and development expense
The increase was primarily driven by higher spend with lower capitalization mainly due to the start of new programs currently in the research stage and partially offset by lower depreciation.
Other operating income
The decrease in the year ended December 31, 2025 compared to the year ended December 31, 2024 is mainly due to lower income from Polestar Times Technology services of $11.4 million, partially offset by an increase arising from the indirect sale of carbon credits of $18.6 million.
Other operating expense
The increase was primarily due to an increase in restructuring and redundancy expenses of $67.6 million during the year ended December 31, 2025 driven by personnel reductions and facility‑related impairment charges.
Foreign exchange gains (losses) on operating activities, net
The net gains in the year ended December 31, 2025, compared to the net losses in the year ended December 31, 2024, were primarily due to positive changes in the underlying currencies of Polestar's account payables and accounts receivable, including the weakening of the U.S. dollar against the Swedish Kroner along the year 2025, as compared to a strengthening in 2024.
Finance income
The decrease was primarily the result of lower interest income of $14.9 million, mainly related to lower interest received on cash and cash equivalent accounts.
Finance expense
The increase was primarily the result of higher interest expenses related to external loans and borrowings of $55.9 million, mainly driven by higher levels of outstanding external short-term financing, partially offset by lower interest expense on related parties financing of $11.9 million due to lower interest rates.
Foreign exchange gains (losses) on financial activities, net
Foreign exchange gains on financial activities of $50.3 million during the year ended December 31, 2025 compared to losses of $52.6 million during the year ended December 31, 2024 was a result of positive changes in foreign exchange rates on Polestar's foreign currency borrowings, mainly driven by Chinese yuan and U.S. dollar fluctuations.
Fair value changes - Earn-out rights and Class C shares
The decrease of $105.7 million in positive fair value changes was primarily attributable to the smaller relative decrease in Polestar's ADS price over 2025 when compared to 2024 - Polestar's ADS price decreased by 32.16% (adjusted for the ADS ratio change from $1.05) in 2025 compared to 53.54% in 2024 - and the reduced positive impact of this decrease as the Earn-out rights and Class C shares move further out-of-the-money.
Share of losses in associates
The increase of $44.2 million was primarily attributable to capital contributions made by Polestar to Polestar Times Technology, which triggered the recognition of unrecognized losses in the associate, for the year ended December 31, 2025 when compared to the year ended December 31, 2024.
Income tax benefit
The decrease of $5.5 million is primarily due to the movement of deferred tax assets on CGU impairment and NRV inventory impairment.

Comparison of the years ended December 31, 2024 and 2023
Revenue
Polestar's net revenue for the year ended December 31, 2024 was $2,034.3 million, a decrease of $333.8 million, or 14% compared to $2,368.1 million for the year ended December 31, 2023. Revenue from related parties for the year ended December 31, 2024 was $276.3 million, an increase of $137.6 million, or 99% compared to $138.7 million for the year ended December 31, 2023.
The following table summarizes changes in the components of revenue and related changes between annual periods. All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,		Variance
	2024	2023	$	%
Sales of vehicles	1,975,864	2,313,124	(337,260)	(15)%
Sales of software and performance engineered kits	15,344	18,994	(3,650)	(19)%
Sales of licenses and royalties	11,851	12,125	(274)	(2)%
Sales of carbon credits	10,918	1,452	9,466	652%
Vehicle leasing revenue	17,175	17,421	(246)	(1)%
Other revenue	3,109	4,969	(1,860)	(37)%
Total	2,034,261	2,368,085	(333,824)	(14)%
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
Other revenue for the year ended December 31, 2024 was $3.1 million, a decrease of $1.9 million, or 37% compared to $5.0 million for the year ended December 31, 2023. This decrease is mainly the result of (1) a decrease in sales of Polestar's research and development services to Volvo Cars of $5.0 million, offset partially by an increase of $3.4 million in sales under Polestar's intellectual property license to Volvo Cars which grants Volvo Cars the rights to source and distribute parts and accessories for Polestar's vehicles to customers in exchange for sales-based royalties to us.
Cost of sales
Cost of sales for the year ended December 31, 2024 was $2,910.4 million, an increase of $132.2 million, or 5% compared to $2,778.2 million for the year ended December 31, 2023. During the year ended December 31, 2024, Polestar recognized increase in impairment charges of $282.5 million as compared to the year ended December 31, 2023. This increase was partially offset by a decrease in write-downs of inventories to net realizable value of $56.8 million, a decrease in inventory cost of $71.5 million primarily related to lower sales volumes, and decreased warranty costs of $24.6 million.
Gross loss
Gross loss for the year ended December 31, 2024 was a gross loss of $876.2 million, an increase in gross loss of $466.0 million, or 114% compared to a gross loss of $410.1 million for the year ended December 31, 2023 primarily due to the factors described above.
Selling, general and administrative expense
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

Research and development expense
Research and development expenses for the year ended December 31, 2024 were $38.4 million, a decrease of $118.9 million, or 76% compared to$157.3 million for the year ended December 31, 2023. This change was primarily driven by a $68.9 million decrease in amortization expense due to the change made in Q4 2023 to capitalize the amortization expense of intellectual property used in the development of the PS1 and PS2 into inventories, rather than to research and development expenses. The decrease was further impacted by a $53.9 million increase in capitalization expense in 2024 compared to 2023, driven by a higher number of internal development projects being capitalized as intellectual property.
Other operating income, Other operating expense and Foreign exchange gains (losses) on operating activities, net
These three lines were previously presented together as "Other operating income (expenses), net" (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates) in the Consolidated Financial Statements) for the year ended December 31, 2024, and they sum a net expense of $8.1 million, a decrease of $50.2 million, or 119% compared to an income of $42.1 million for the year ended December 31, 2023. This decrease was primarily driven by higher negative foreign exchange effects on working capital of $81.2 million and reduced income of $15.1 million for related party sales of plant operation services. This loss is partially offset by the recognition of $26.9 million in income and reduced expenses of $18.7 million related to services provided to Polestar Times Technology.
Finance income, Finance expense and Foreign exchange gains (losses) on financial activities, net
Finance income for the year ended December 31, 2024 was $23.9 million, a decrease of $8.5 million, or 26% compared to $32.3 million for the year ended December 31, 2023. This decrease was primarily the result of a decrease in interest income on bank deposits of $11.2 million due to lower interest rates and reduced bank deposits.
Finance expenses for the year ended December 31, 2024 were $341.2 million, an increase of $127.9 million, or 60% compared to $213.2 million for the year ended December 31, 2023. This increase was primarily the result of an increase of $127.4 million in the aggregated amount of interest expense on credit facilities and financing obligations and interest expense to related parties.
The Foreign exchange gains (losses) on financial activities, net were previously presented as finance expense for the year ended December 31, 2024 and as finance income year ended December 31, 2023, as above. See Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates) in the Consolidated Financial Statements for further information.
Fair value change - Earn-out rights
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
Fair value change - Class C Shares
As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (i.e. Class C Shares) for the year ended December 31, 2024 was $2.5 million, a decrease of $19.5 million or 89% compared to $22.0 million for the year ended December 31, 2023. This change is primarily attributable to a change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.10, from$0.24 for the year ended December 31, 2023, to $0.14 for the year ended December 31, 2024.
Share of losses in associates
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
Income tax benefit
Income tax benefit for the year ended December 31, 2024 was a benefit of $9.2 million, a decrease of $0.3 million, or 3% compared to a benefit of $9.5 million for the year ended December 31, 2023. This decrease was primarily driven by an increase of the current income tax expense of $21.9 million due to higher taxable income which was partially offset by a decrease in withholding tax expense on license transactions which was a benefit of $2.2 million in the year ended December 31, 2024 compared to an expense of $15.6 million in the year-ended December 31, 2023.
B. Liquidity and Capital Resources
Overview
Polestar's principal uses for liquidity and capital are for funding of operations, repayment of debt, market expansion, and investments in the PPE and intangible assets required to develop and manufacture Polestar's vehicles.

Polestar finances its operations primarily through debt and equity. As it relates to debt, Polestar procures some long term committed finance, but also shorter-term bilateral loans and inventory financing. From time to time Polestar may also engage with Related Parties on extending payment terms on purchases of goods or services made from them.
As of December 31, 2025, Polestar had net current liabilities of $3,519.6 million. In the year ended December 31, 2025, Polestar generated negative operating and investing cash flows of $915.0 million and $520.7 million, respectively, primarily as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for its vehicles and related technologies. In the year ended December 31, 2025, Polestar generated positive cash flows of $1,693.1 million from financing activities, including new equity of $200.0 million in the form of a PIPE investment from PSD Investment Limited (a related party), and an additional $300.0 million in the form of two PIPE investments of $150.0 million each from two financial institutions.
Managing Polestar's liquidity profile and funding needs remains one of management's key priorities. Management's plans to ensure it has sufficient liquidity for the Company's present and future requirements are described further in this section.

Going concern
Refer to Note 1 - Basis of preparation in the accompanying Consolidated Financial Statements for further details on management's going concern assessment, including its conclusion that there is a material uncertainty related to the execution of management's liquidity and funding plan that casts substantial doubt upon Polestar's ability to continue as a going concern.
Cash flows
All figures presented in the table below are in thousands of U.S. dollars unless otherwise stated.

	For the year ended December 31,
	2025	2024	2023
Cash used for operating activities	(914,989)	(991,209)	(1,893,841)
Cash used for investing activities	(520,678)	(412,562)	(417,619)
Cash provided by financing activities	1,693,095	1,424,192	2,104,361
Cash used for operating activities
The decrease in cash used for operating activities for the year ended December 31, 2025 when compared to the year ended December 31, 2024 was primarily a result of:
•An increase in the net positive value of reconciling items of $741.5 million in 2025 primarily due to an increase in the positive adjustment made related to the expense for impairment of PPE, vehicles under operating leases and intangible assets of $427.8 million and a decrease in the negative adjustment for gain related to the change in fair value of Earn-out rights and Class C Shares of $105.7 million.
•Partially offset by:
◦An increase in net loss of $307.3 million - refer to Comparison of the years ended December 31, 2025 and 2024 in Item 5.A - Results of Operations for further details.
◦A net negative change in operating assets and liabilities of $385.0 million in 2025 compared to a net negative change in operating assets and liabilities of $27.0 million in 2024 primarily due to: (i) a variation of $219.1 million in trade and other receivables, prepaid expenses, and other assets, from a net inflow of $85.0 million in 2024 to a net outflow of $134.1 million in 2025 mainly related to an increase in receivables from the related parties Volvo Cars and Geely; (ii) a net outflow in trade payables, accrued expenses, and other liabilities of $170.2 million in 2025 compared to an inflow of $464.9 million in 2024, primarily attributable to an increase of $198.9 million in amounts payable to related parties Volvo Cars and Geely, reflecting extended payment services; and (iii) partially offset by a net increase in changes in inventories to a positive $292.2 million in 2025 from a negative $255.4 million in 2024, primarily due to improved inventory management.
Cash used for operating activities for the year ended December 31, 2024 was $991.2 million, a decrease of $902.6 million compared to $1,893.8 million for the year ended December 31, 2023. The decrease in cash used for operating activities is a result of:
•An increase in net loss of $868.0 million - refer to Comparison of the years ended December 31, 2025 and 2024 on Item 5.A - Results of Operations for further details.
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
Cash used for investing activities

The increase in cash used for investing activities for the year ended December 31, 2025 when compared to the year ended December 31, 2024 was primarily a result of:
•An increase of $87.0 million in cash investments in intangible assets.
•An increase of $29.4 million in investments in associates.
•Partially offset by a decrease in net additions to other non-current assets of $14.1 million.
Cash used for investing activities for the year ended December 31, 2024 was a cash outflow of $412.6 million, a decrease of $5.1 million compared to a cash outflow of $417.6 million for the year ended December 31, 2023. The change was primarily the result of:
•A $226.5 million decrease in cash investments in intangible assets in 2024 as compared to 2023; partially offset by
•A $153.6 million decrease in cash received from the sale of asset groupings in 2024 as compared to 2023.
•A $34.3 million cash investment made in Polestar Times Technology in 2024 with no equivalent in 2023.
•A $21.3 million cash investment made in restricted deposits (presented in other non-current assets), with no equivalent in 2023; and
•A $10.5 million increase in cash investments in property, plant, and equipment in 2024 as compared to 2023.
Cash provided by financing activities
The increase in cash provided by financing activities for the year ended December 31, 2025 when compared to the year ended December 31, 2024 was primarily the result of:
•An increase of $743.4 million in proceeds from short-term loans and borrowings.
•$498.3 million relating to the equity issuance in 2025 which had no equivalent in 2024.
•Partially offset by (i) a decrease of $747.2 million in proceeds from long-term loans and borrowings; and (ii) an increase in repayments of loans and borrowings of $227.5 million.
Cash provided by financing activities for the year ended December 31, 2024 was $1,424.2 million, a decrease of $680.2 million compared to $2,104.4 million for the year ended December 31, 2023. The change was primarily the result of:
•A decrease of $443.3 million in proceeds from long-term borrowings.
•An increase in repayment of borrowings of $336.9 million.
•Partially offset by an increase of $137.4 million in proceeds from short-term borrowings.
Contractual commitments
In addition to the liabilities recognized in its Consolidated Statement of Financial Position, Polestar has contractual commitments of $12.6 million for capital expenditure and $371.1 million in other commitments, primarily related to vehicle manufacturing. Refer to Note 29 - Commitments and contingencies in the Company's audited Consolidated Financial Statements included elsewhere in this Report.
Management expects to meet these requirements through existing cash balances, operating cash flows, and available credit facilities.
Cash and cash equivalents
Cash and cash equivalents are held by different entities in the Group. The following table summarizes Polestar's cash and cash equivalents as of December 31, 2025 and the currencies in which it is held, converted to U.S. dollars and presented in thousands:

Currency held	Cash and cash equivalents
SEK	932,617
USD	67,229
EUR	58,052
GBP	39,701
CNY	18,063
Other	43,638
Total	1,159,300
Legal and regulatory requirements in certain of the countries in which the Group operates may restrict or limit the ability to transfer funds, whether in the form of cash dividends, loans or advances, from the entities in those countries to other entities of the Group.
As of December 31, 2025, the Group had restricted deposits of $58.1 million which is presented under current and non-current other assets in the Consolidated Financial Statements and is primarily related to its financial obligations under its multi-currency syndicated loan ("Club Loan") and under its residual value guarantees in its contracts with financial institutions in North America which provide leases to customers purchasing Polestar's vehicles.
Funding types, maturity, currency and interest rate structure
Polestar finances itself through debt arrangements with credit institutions and related parties as further detailed below.

Credit institutions
Financing arrangements with credit institutions can be categorized as follows:

Type	Characteristics
Chinese loan facilities
Facilities provided by Chinese banks which are denominated in CNY or USD. Drawdowns have a maturity of 12 months or less. Bullet payment at maturity. Fixed or floating interest rates based on SOFR or LPR.

International loan facilities	Facilities provided by international banks which are denominated in EUR or USD. Drawdowns have a maturity of 12 months or less. Bullet payment at maturity. Floating interest rates are based on SOFR or EURIBOR.
Trade finance facility ("TFF")
EUR denominated secured, syndicated green trade facility entered into on February 28, 2022 and subsequently amended on February 27, 2023 and renewed on February 27, 2025 and on February 25, 2026. All outstanding principal is 100% secured by the new vehicle inventory financed via this facility in accordance with first-ranking English law charge. Drawdowns have a maturity of 6 months. Floating rates indexed to EURIBOR.

Market RCFs and Buy-Back facilities
Multiple credit facilities with various financial service providers to finance vehicles at the sales locations. The facilities are secured by the underlying assets and financial terms, and legal form vary from market to market.

Club Loan
Syndicated multicurrency green term loan facility entered into on February 22, 2024. The facility consists of two tranches: Facility A (EUR denominated at €340.0 million with an interest rate at the relevant EURIBOR plus 2.85%) and Facility B (USD denominated at $583.5 million, with an interest rate at the Chicago Mercantile Exchange Term SOFR plus 3.35%). Both facilities have a 36-month repayment period with repayment of all drawdowns due in full at the end of the term, including any unpaid interest and other fees.

As of December 31, 2025, Polestar had an equivalent amount of $4,303.8 million in drawn working capital facilities, bilateral and/or syndicated loans from credit institutions, and an uncommitted financing from credit institutions equivalent to $829.7 million available for drawdown.
Related party financing
Term credit facilities
The Group's term credit facilities with its related parties which were fully drawn as of December 31, 2025 are summarized as follows:

Counterparty	Total facility	Maturity	Interest rate
Volvo Cars[2]	$1,000.0 million	December 29, 2028[1]	SOFR rate plus 4.97% per annum
Geely[2]	$250.0 million	June 30, 2027	SOFR rate plus 4.97% per annum
Geely	$300.0 million	June 17, 2026	SOFR rate plus 3.00% per annum
1 - Modified by the second amendment signed on August 21, 2024.
2- Under these term credit facilities, if Polestar announces an offering of shares of any class of share capital, with a proposed capital raising of at least $350.0 million, and no fewer than five institutional investors participating in the offering, then both Geely and Volvo Cars have the right to convert the principal amount of any outstanding loans into equity. On December 19, 2025, Geely and Polestar agreed to convert approximately $300.0 million in principal and interest into Class A ADS at a price of $19.34 per ADS.
Asset transfer agreement
On December 8, 2023 Polestar and Geely entered into an asset transfer arrangement at fixed interest rate which was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely.
In 2025, Polestar executed two separate tooling transfer arrangements at fixed interest rates with Geely entities for the PS4 and PS5 unique vendor tooling in the total amount of $223.7 million.
Market RCFs
Polestar maintains a Market RCF facility with its related party Volvo Cars.
Other
Polestar may also delay payments on its related party trade payables, allowing additional liquidity to remain available for other working capital and financial needs. Delays in trade payables usually incur 'interest for late payment' and may result in further collections actions by the supplier.

Funding maturity
The following table (presented in thousands of U.S. dollars) summarizes the maturity of the Group's primary funding instruments as of December 31, 2025:

	0-3 months	3-6 months	6-12 months	1-2 years	2-5 years	More than 5 years	Total
Loans and borrowings	1,496,766	673,101	1,690,808	1,325,814	1,173,416	—	6,359,905
Lease liabilities	9,788	9,656	17,766	24,261	43,360	25,893	130,724
Funding currency
The following table (presented in thousands of U.S. dollars) summarizes the currency of the Group's primary funding instruments as of December 31, 2025:

	USD	CNY	EUR	SEK	GBP	Other	Total
Loans and borrowings	4,317,732	1,147,518	658,762	37,165	155,439	43,289	6,359,905
Lease liabilities	1,208	12,780	6,945	68,001	35,613	6,177	130,724
Funding interest rate structure
The following table (presented in thousands of U.S. dollars) summarizes the interest rates of the Group's primary funding instruments as of December 31, 2025:

	Fixed	Floating - SOFR	Floating - EURIBOR	Floating - LPR	Floating - Other	Total
Loans and borrowings	2,339,241	3,263,188	646,808	—	110,668	6,359,905
Lease liabilities	130,724	—	—	—	—	130,724
Covenants
Polestar's syndicated Club Loan is subject to covenant requirements including, but not limited to, a defined minimum annual revenue, a defined range for Polestar's debt-to-asset ratio (calculated on a quarterly basis), minimum quarterly cash levels of €400.0 million and maximum quarterly financial indebtedness of $5,500.0 million. Prior to the year ended December 31, 2024, Standard Chartered Bank and the syndicated lenders agreed to amend the minimum revenue covenant for 2024, from an amount of $5,359.9 million to $1,400.0 million, as well as to waive the debt-to-asset ratio covenant for the fourth quarter of 2024 and the first quarter of 2025. As a result of these changes, Polestar was not in default related to the syndicated loan as of December 31, 2024. Prior to June 30, 2025 Standard Chartered Bank and the syndicated lenders agreed to amend the debt-to-asset ratio range to be from 0.90:1 to 1.50:1 for the second quarter of 2025. As a result, Polestar was not in default related to the syndicated loan as of June 30, 2025. On July 9, 2025, Standard Chartered Bank and the syndicated lenders agreed to amend the debt-to-asset ratio range to be from 0.90:1 to 1.45:1 for the third quarter of 2025 and from 0.85:1 to 1.40:1 for the fourth quarter of 2025 and to amend the minimum revenue covenant for 2025 from $7,144.9 million to $3,000.0 million. The outcome of the debt-to-asset ratio as of Q4 2025, and revenue for 2025, were 1.37:1 and $3,058.1 million, respectively. As of December 31, 2025, Polestar was not in breach of these covenants.
Polestar's TFF is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated Club Loan. As of December 31, 2025, Polestar was not in breach of these covenants.
Some of Polestar's Chinese loan facilities are subject to covenant requirements, including, but not limited to, a 300% liability-to-asset ratio of any single borrowing entity within the Group. Additionally, one specific loan facility required Polestar to reach a retail sales volume of 30,000 units by June 30, 2025, otherwise allowing the lender to claim repayment from Polestar of 25% of the outstanding amount of the loan per month thereafter. Polestar reported a retail sales volume of 30,289 cars by June 30, 2025. As of December 31, 2025, Polestar was not in breach of its Chinese loan covenants.
Funding and treasury policies and objectives
Polestar has established a liquidity risk management framework for management of its short-term and long-term funding and liquidity requirements and prepares long-term planning in order to mitigate funding and re-financing risks. Polestar's liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations. Certain key stakeholders engage in a weekly meeting to discuss Polestar's current and forecasted liquidity position to determine the Group's funding needs. Polestar prepares long-term planning to mitigate funding and re-financing risks. Depending on the liquidity needs, Polestar will assess the most appropriate financing option – entering into financing or debt agreements or procuring equity investments to reinforce its capital structure. All drawdowns on loans are evaluated against future liquidity needs, investment plans and the restrictions on debt levels arising from financial covenants on certain of its borrowings.
Liquidity and funding plan – Short term (<12 months)
In the short term, Polestar works with a series of financing alternatives, which includes, in addition to opportunistic equity financing, the use of credit lines for general corporate purpose, lines that can finance the cars while the cars are on transport (TFF), Market RCFs for cars in Polestar's inventories, non-recourse factoring of its receivables and may, from time to time, defer related party payments.

Liquidity and funding plan – Long term (>12 months)
For the long term, Polestar looks to optimize and extend credit lines as detailed in Funding types, maturity, currency and interest rate structure. The Group is also looking for opportunities for additional equity offerings. In 2025, the Group raised $200.0 million in equity from PSD Investment Limited in June and $300.0 million in December from two separate investors. On February 2, 2026, Polestar announced a $400.0 million equity investment by Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited, with $200.0 million each. On March 16, 2026, Polestar announced a $300.0 million equity investment by various purchasers including Crédit Agricole CIB, Vida Finance S.A., Innovator Limited and Proximastar Holdings Company Limited. On March 31, 2026, Polestar announced that Snita Holding B.V. agreed to convert approximately $274.0 million of outstanding debt under the Snita Term Loan Facility into Polestar equity, change the applicable margin to borrowings under the facility from 4.97% into 5.40%, and extend the facility from December 29, 2028 to December 31, 2031.
In this regard, the Group continues to expect its long-term financing lines to be provided by a pool of banks and credit lines provided by Chinese and International counterparties.
For many of its short- and long-term credit lines provided by Chinese and International counterparties, the Group benefits from either a comfort letter or security that is provided by Geely.
Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles ("GAAP", i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
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
Non-GAAP financial measures used by management are Adjusted EBITDA, Free Cash Flow, Adjusted Gross Profit / (Loss) and Adjusted Gross Margin.
Adjusted EBITDA is calculated as net loss, adjusted to exclude:
•Fair value change - Earn-out rights and Class C Shares.
•Finance expense.
•Finance income.
•Foreign exchange gains (losses) on financial activities, net.
•Income tax benefit (expense).
•Depreciation and amortization1.
•Impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets, net of reversals.
•Gains (losses) on disposals of investments2.
•Restructuring costs3; and
•Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.
1 - Depreciation and amortization include (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (b) depreciation and amortization expense.
2 - Disposals of investments include disposals, by sales or otherwise, of: (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.
3 - Restructuring costs include expenses associated with programs that were planned and controlled by management and materially changed either (a) the scope of a business undertaken by the Group or (b) the manner in which business is conducted.
Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.

The definition of Adjusted EBITDA was refined in December 2024. Accordingly, Adjusted EBITDA for the year ended December 31, 2023 is recast for the changed definition. For more information regarding the changes in the Adjusted EBITDA definition, see Non-GAAP Financial Measures in the Company's annual report on Form 20-F for the years ended December 31, 2024, 2023 and 2022.
Free Cash Flow
Free Cash Flow is calculated as cash used for operating activities plus cash used to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that are available to repay debts and spend on other strategic initiatives.
Adjusted Gross Profit / (Loss) and Adjusted Gross Margin

Adjusted Gross Profit / (Loss) is calculated as gross loss, adjusted to exclude: (i) expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets; and (ii) unusual other items of income or expense that are considered rare or discrete events and are infrequent in nature. Adjusted Gross Margin is calculated as Adjusted Gross Profit / (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods.
Reconciliation of GAAP and Non-GAAP results

	For the year ended December 31,
	2025	2024	2023
Adjusted EBITDA
Net loss	(2,357,231)	(2,049,897)	(1,181,875)
Fair value change - Earn-out rights and Class C shares	(23,391)	(129,124)	(465,168)
Finance expense[1]	385,190	341,182	213,242
Finance income[1]	(8,996)	(23,879)	(32,329)
Foreign exchange (gains) losses on financial activities, net[1]	(50,282)	52,603	(37,236)
Income tax benefit	(3,692)	(9,166)	(9,452)
Depreciation and amortization	146,932	113,849	135,360
Impairment expense, net of reversals	1,049,851	622,092	339,568
Losses (gains) on disposals of investments	16	4,622	(5,442)
Restructuring costs	67,559	—	—
Unusual other operating income and expense, net[2]	10,689	(2,345)	25,676
Adjusted EBITDA	(783,355)	(1,080,063)	(1,017,656)
1 - The Foreign exchange (gains) losses on financial activities, net were previously presented under Finance expense in the year ended December 31, 2024, and under Finance income in the year ended December 31, 2023. Refer to Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates) in the Consolidated Financial Statements for further information.

2 - For the year ended December 31, 2025, the amounts relate to: (i) $1,416 related to net gains on sale of PPE and intangibles; and (ii) $12,105 related to the battery recycling provision expense related to cars sold prior to 2025. For the year ended December 31, 2024, the amounts are related to the reduction in litigation provision, net of insurance. For the year ended December 31, 2023, the amounts are related to the litigation provision expense, net of insurance.

	For the year ended December 31,
	2025	2024	2023
Free Cash Flow
Net cash used for operating activities	(914,989)	(991,209)	(1,893,841)
Additions to property, plant, and equipment	(158,713)	(147,894)	(137,400)
Additions to intangible assets	(296,079)	(209,101)	(435,584)
Free Cash Flow	(1,369,781)	(1,348,204)	(2,466,825)

	For the year ended December 31,
	2025	2024	2023
Adjusted Gross Profit / (Loss)
Gross loss	(1,083,910)	(876,167)	(410,137)
Impairment expense, net of reversals	1,049,851	622,092	339,568
Battery recycling provision for cars sold prior to 2025[1]	12,105	—	—
Adjusted Gross Profit / (Loss)	(21,954)	(254,075)	(70,569)
1 - As disclosed in Note 22 - Provisions of the Consolidated Financial Statements, during the year ended December 31, 2025, Polestar recognized a provision related to its obligations to recycle batteries in vehicles sold into certain markets, principally countries in the EU and the UK. The provision was recognized for all cars sold since Polestar began selling its BEV vehicles in 2021. This adjustment removes the amount of the provision expense related to the cars sold prior to 2025.

	For the year ended December 31,
	2025	2024	2023
Adjusted Gross Margin
Adjusted Gross Profit / (Loss) (a)	(21,954)	(254,075)	(70,569)
Revenue (b)	3,058,109	2,034,261	2,368,085
Adjusted Gross Margin (a/b)	(0.7)%	(12.5)%	(3.0)%

C. Research and Development, Patents and Licenses
Full details of our research and development activities and expenditures are given under the description of the Research and Development, Patents and Licenses in Results of Operations within this Operating and Financial Review and Prospects section as well as under Innovation within Business Overview - Design, Innovation and Sustainability in Item 4.B.
D. Trend Information
Other than what is disclosed elsewhere in this Report, Polestar is not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2025, that would reasonably be likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
Please refer to Key Factors Affecting Performance within this Operating and Financial Review and Prospects section for a discussion of known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on revenues, income, profitability, liquidity, or capital resources that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. Critical Accounting Estimates
Not applicable - Polestar prepares its Consolidated Financial Statements in accordance with the IFRS Accounting Standards issued by the International Accounting Standards Board ("IASB").
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Executive Officers
The directors and executive officers of Polestar are as follows:

Name	Age	Title
Prof. Dr.hc Winfried Vahland	69	Director (Chairman)
Michael Lohscheller	57	Chief Executive Officer and Director
Jean-François Mady	55	Chief Financial Officer
Jonas Engström	50	Chief Operating Officer
Cynthia Dubin	64	Director
Francesca Gamboni	60	Director
Christine Gorjanc	69	Director
Quan (Joe) Zhang	46	Director
Dr. Karl-Thomas Neumann	65	Director
Prof. Xiaojie (Laura) Shen	64	Director
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
Jean-François Mady joined Polestar as its Chief Financial Officer in October 2024 from Stellantis, where he served as Senior Vice President, Global Accounting Operations, Shared Services & Finance Transformation from 2021. Prior to joining Polestar, Mr. Mady held various positions in Stellantis and PSA Peugeot Citroën from 1999 to 2021, including as Vice President, Deputy Group Chief Accounting Officer from 2019 to 2021 and Senior Vice President and Chief Financial Officer, Banque PSA Finance from 2012 to 2015. Mr. Mady also served in China/Asia as Vice President, Financial Services China/Asia and India/Pacific (PSA Finance) from 2016 to 2019, Senior Vice President of ASEAN Automotive Strategy from 2015 to 2016 and General Manager and Vice President of DongFeng Peugeot Citroen Auto Finance Co. (Banque PSA Finance) from 2010 to 2012. Mr. Mady brought over 20 years of experience in global senior management roles from automotive finance and financial and mobility services sectors to Polestar. Mr. Mady holds a Master in Management from NEOMA (Reims) Business School, France, an MBA in Strategy and International Affairs from the University of Ottawa, Canada, and an EMBA from New York University, U.S., HEC Paris, France and the London School of Economics, United Kingdom.
Jonas Engström joined Polestar as its Head of Product and Program in December 2021 from Volvo Cars, where he served as Vice President of Strategy & Business Ownership from April 2020. In July 2023 Mr. Engström was promoted to Head of Operations in Polestar and in December 2024 Mr. Engström was appointed to the role of Chief Operating Officer. Prior to joining Polestar, Mr.

Engström held various positions in Volvo Cars, including as Head of Product Strategy & Vehicle Line Management in Asia Pacific from 2014 to 2016. Mr. Engström brings 25 years of experience from the automotive industry to Polestar. Mr. Engström holds a Master of Science in International Business from the School of Economics & Commercial Law, University of Gothenburg, Sweden.
Non-Employee Directors
Prof. Dr.hc Winfried Vahland has served on the Board since January 2024. Prof. Dr.hc Winfried Vahland has 40 years of broad and international experience in the automotive industry, beginning his career at Adam Opel AG in 1984 and spending 25 years holding various executive positions within the Volkswagen Group from 1990, with his most recent position serving as CEO of Škoda from 2010 to 2015. Prof. Dr.hc Vahland served on the Volvo Cars Board from 2019 to 2024 and currently serves as Honorary Chairman of the Supervisory Board of EuroCar AG., as well as a Member of the Supervisory Board of Proton Holdings Berhad. He previously served as a member of the Supervisory Board of Vibracoustic SE until November 2025, and he also served as Chairman of the supervisory board of Eldor Corporation S.p.A from 2016 to 2023. Prof. Dr.hc. Vahland holds a Master's Degree in Mechanical Engineering and Business Administration from Technical University THD Darmstadt, Germany, and a Master's of Business Administration from GMI Engineering & Management Institute, Michigan, United States. He was deemed an honorary doctor in Mechanical Engineering by the Dalian University of Technology in China, and in Economics by the University of Economics in Prague, Czech Republic.
The Company believes that Prof. Dr.hc Vahland is qualified to serve on the Board based on his significant experience in the automotive industry.
Francesca Gamboni has served on the Board since October 2024. Ms. Gamboni is a supply chain and industrial operations management expert with close to 30 years' experience in this area. Ms. Gamboni has served as Chief Industrial Operations Officer and previously Chief Supply Chain Officer of Volvo Cars since October 2023. She has held senior and executive operations management positions within and outside of the automotive and mobility industry. Most recently, she served as Chief Supply Chain and Manufacturing Officer of Accell Group, an e-bike market leader, from February 2022 to August 2023. Prior to this, she served as SVP Global Supply Chain of Stellantis from June 2016 to January 2022. Her experience in the automotive industry also includes Renault where she served as Vice President Supply Chain from June 2010 to August 2013, and prior to this, as General Manager Logistics from November 2007 to June 2010. Other key positions held by Ms. Gamboni include her role as Nordic Operations Director of L'Oréal from September 2013 to May 2016, and Supply Chain Manager of Alcan from February 2003 to November 2007. She also has experience as member of the supervisory board in the logistics industry with GefCo, from June 2016 to December 2019, and the automotive industry with Opel, from December 2019 to January 2022 and the digital consultancy industry with Headmind Partners from December 2020 to January 2024. Ms. Gamboni holds a Master of Science in Industrial Technology Engineering from Politecnico di Milano.
The Company believes that Francesca Gamboni is qualified to serve on the Board based on her significant experience in the supply chain management of the automotive industry.
Christine Gorjanc has served on the Board since October 2024. Ms. Gorjanc is an experienced Chief Financial Officer from the high growth technology sector and has served on several public and private company boards. She is an NACD Directorship Certified corporate director with extensive experience in public company corporate governance and financial leadership. She currently serves on the board of Forward Air, where she is Audit Committee Chair and a member of the Compensation Committee. Ms. Gorjanc previously served as Lead Independent Director of Juniper Networks until her resignation in July 2025 following its acquisition by HPE, and as Audit Committee Chair of Invitae and Shapeways. She has held senior executive roles including Chief Financial Officer of Arlo Technologies and NETGEAR, and brings significant expertise in financial oversight, governance, and high‑growth technology companies. Prior to joining NETGEAR, she served in a number of roles including Vice President, Controller, Treasurer, and Assistant Secretary of Aspect Communications Corporation from September 1996 through November 2005. Christine Gorjanc served as Manager of Tax for Tandem Computers, Inc. from October 1988 through September 1996. Prior to 1996, she served in management positions at Xidex Corporation and spent eight years in public accounting. Ms. Gorjanc holds a Bachelor of Business Administration in Accounting from the University of Texas at El Paso and a Master's degree in Taxation from Golden Gate University.
The Company believes that Christine Gorjanc is qualified to serve on the Board based on her significant experience as a public company CFO and other executive financial roles in high tech and growth industries as well as experience in operations, supply chain and information technology. She also has a lot of public company governance experience as a member of the board of directors and audit committees of other public companies.
Quan (Joe) Zhang has served on the Board since June 2025. He is currently Vice President and Chief Financial Officer of Geely Holding Group. Mr. Zhang joined Geely Holding Group in April 2014. Between 2014 and 2021, he held various key positions, including Deputy CFO of Geely Holding Group, General Manager of Geely Holding Group Financial Management Center and Director of Geely Holding Group Strategic Finance Center, etc. Mr. Zhang has served as Geely Holding Group's Chief Financial Officer since May 2021 and was appointed as its Vice President in July 2022. Mr. Zhang currently holds multiple directorship positions of Geely Group companies. His current appointments include serving as the Chairman of Lotus Group International Limited since March 2026, the Chairman of Genius Auto Finance Co., Ltd. since January 2026, a Director of Zhejiang Farizon New Energy Commercial Vehicle Group Co., Ltd. since January 2025, a Director of CaoCao Inc., a company listed on the Hong Kong Exchange (stock code: 02643.HK) since April 2024, and a Director of Smart Mobility Pte. Ltd. since March 2022, etc. Mr. Zhang possesses extensive financial management experience, with a strong focus on financing investment management and mergers & acquisitions. As a key leader, he has pivotally contributed to fostering global strategic partnerships for Geely. Mr. Zhang graduated from Shanghai University of Finance and Economics in July 2002 with a bachelor's degree in international accounting.
The Company believes that Mr. Zhang is qualified to serve on the Board based on his significant executive experience in the automotive industry and his experience in financial management in China.
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
Cynthia Dubin has served on the Board since June 2025. Ms. Dubin is a senior executive and board director with over 30 years of experience in energy, finance, and industrial sectors. Ms. Dubin has served as a director of Hurco Companies, Inc. (Nasdaq‑listed) since March 2019 and is a member of its Audit Committee. Since December 2020, she has also served as a director of ICE Futures Europe, where she is Chair of the Risk and Audit Committee. From February 2019 to July 2025, she served as a board director of the UK Competition and Markets Authority, including as Chair of its Nominations Committee and Audit and Risk Assurance Committee. Ms. Dubin previously served as a director of Franchise Group, Inc. (Nasdaq‑listed) from May 2021 to August 2023, including as Chair of the Audit Committee, and as a director of Synthomer PLC from September 2020 to November 2022, where she also served as Chair of the Audit Committee. From 2015 to September 2020, she served on the board of Babcock & Wilcox Enterprises, Inc. (NYSE‑listed), including as Chair of the Audit Committee. Ms. Dubin holds a BSBA in finance and economics from Georgetown University. She holds a certificate in company directorship from the Institute of Directors in the UK and has completed a Harvard University residential course on corporate board effectiveness.
The Company believes that Cynthia Dubin is qualified to serve on the Board based on her extensive financial and governance expertise with a proven track record across global organizations. She is an experienced Chief Financial Officer and Board Director with significant leadership in audit, risk, and nomination committees.
Prof. Xiaojie (Laura) Shen has served on the Board since October 2024. Prof. Shen has 30 years of experience in the automotive sector in China with demonstrated track-record in sales performance, operational efficiencies and strategic implementation. She currently serves as Chair of the China Alumni Chapter of University of New York at Buffalo and consultant of the Dean of School of Management, and as a consultant for China Auto Dealers Chamber of Commerce. Prof. Shen joined Volkswagen Group (China) as Vice President in 2007 where she held various executive positions, including as Managing Director and Director for Volkswagen Group Import from March 2021 to June 2023, Head of Sales & Service Operations of Volkswagen Brand China from October 2014 to May 2016, Managing Director of Volkswagen Import China from October 2009 to June 2012. She also served as Chair of Volkswagen Virtual Turntable (Beijing) Internet Information Service Co. Ltd from March 2022 to June 2023. Prior to Volkswagen, Ms. Shen served as Assistant President of Jiangling Motors from 1995 to 2002, and Head of Sales of BMW Brilliance from 2002 to 2007. Xiaojie (Laura) Shen holds an MBA from State University of New York at Buffalo, and a Postgraduate Diploma in ELT from Nanyang Technological University of Singapore.
The Company believes that Ms. Shen is qualified to serve on the Board based on her significant experience in the automotive industry.
Board Diversity Matrix as of December 31, 2025

Country of principal Executive Offices	Sweden
Foreign private issuer	Yes
Disclosure prohibited under home country law	No

	Female	Male	Non-Binary	Not disclosed gender
Part I: Gender Identity
Directors	4	4	0	0

Part II: Demographic Background	Total
Underrepresented individual in home country jurisdiction	0
LGBTQ+	0
Not disclosed demographic background	1
B. Executive Officer and Director Compensation
Compensation of Polestar's Key Management and Directors

The aggregate amount of compensation, including cash, equity awards and other benefits the Company's chief executive officer 2025, Michael Lohscheller, received from Polestar for the year ended December 31, 2025, was approximately 23,474,874 SEK (or TUSD 2,477,559). The aggregate amount of compensation, including cash, equity awards and other benefits the Company's executive officers (Michael Lohscheller, Chief Executive Officer, Jean-François Mady, Polestar's Chief Financial Officer and Jonas Engström, Polestar's Chief Operating Officer) received from Polestar for the year ended December 31, 2025 was approximately SEK 39,422,743SEK (or TUSD 4,160,712). The value of compensation paid to Polestar's executive officers in fiscal year 2025 is comprised of base salary, short-term variable pay, equity awards and the value of pension benefits and other employee benefits.
Incentive Programs
Polestar Global Bonus Program
All employees of Polestar, including each of the Company's executive officers, participate in the Polestar Global Bonus Program, a short-term cash incentive program, for which key performance indicators ("KPIs") and the pay-outs are approved by the Board annually. Under the Polestar Global Bonus Program, employees are eligible to receive an annual cash bonus based on generally applicable and market-specific KPIs. At the end of the applicable performance period, the Board determines the achievement of the relevant performance metrics.
For fiscal year 2025, the Polestar Global Bonus Program was based on the following four KPIs: (i) Sales (nr. of deliveries) (30%); (ii) EBIT (30%); (iii) cost management (20%) and (iv) customer satisfaction (CSAT) (20%). After the conclusion of the fiscal year 2025 performance period on December 31, 2025, the Board determined that the Global bonus payout for 2025 would equal 51% of the target level.

	Performance targets
Metric	Weighting	Threshold	On target	Maximum	Actual	Vesting	Of max Global bonus opportunity
Sales volume	30%	75%	100%	200%	75.3%	75.3%	37.6%
EBIT	30%	75%	100%	200%	—%	—%	—%
Cost management	20%	75%	100%	200%	—%	—%	—%
Customer satisfaction	20%	75%	100%	200%	140.0%	140.0%	70.0%
Total						51.0%	25.3%

	Financial measures (% of Global bonus achieved, max 100%)	Non-financial measures (% of Global bonus achieved, max 100%)	Total vesting percentage (max 100%)	Vesting amount as % of salary	Global Bonus amount (SEK)
CEO, Michael Lohscheller*	—%	51.0%	66.0%	99.7%	9,883,800
*Mr. Lohscheller's offer letter in connection with his role as CEO gives a guaranteed minimum Global bonus payment corresponding to 75% target achievement for fiscal year 2025.
Employee Agreements
During the last financial year, Messrs. Lohscheller, Mady and Engström were each party to an employment agreement with Polestar. Pursuant to the employment agreements with Messrs. Lohscheller, Mady and Engström, each such executive was eligible to receive an annual base salary and vacation pay and to participate in Polestar's cash incentive programs (as described above). In addition, each executive is eligible to participate in Polestar's company car scheme, with a portion of the cost borne by the executive, and to participate in collectively and contractually agreed pension and insurance benefit schemes and in accordance with Swedish law. Each of Messrs. Lohscheller, Mady and Engström are entitled to health care insurance at the expense of Polestar. Messrs. Lohscheller and Mady were also entitled to housing benefits during 2025.
Messrs. Lohscheller, Mady and Engström were each subject to restrictive covenants under their employment agreements relating to assignment of intellectual property and confidentiality. In addition, Messrs. Lohscheller, Mady and Engström were subject to restrictive covenants relating to non-competition, non-solicitation of customers and non-solicitation and non-hire of employees during the term of their employment. In the event Messrs. Lohscheller, Mady or Engström breaches any restrictive covenant under their respective employment agreements, they may owe liquidated damages to Polestar in respect of each such breach in an amount equal to six times their average monthly gross salary.
Mr. Lohscheller's employment may be terminated by Polestar subject to 12 months' notice and be terminated by the executive subject to six months' notice. In the event of termination of employment by Polestar, Mr. Lohscheller is entitled to severance pay equal to 12 times monthly base salary, payable in installments.
Mr. Mady's employment may be terminated by Polestar subject to 12 months' notice and be terminated by the executive subject to 12 months' notice. In the event of termination of employment by Polestar, Mr. Mady is entitled to severance pay equal to 6 times monthly base salary, payable in installments.

Mr. Engström's employment may be terminated by Polestar subject to 6 months' notice and be terminated by the executive subject to 6 months' notice. In the event of termination of employment by Polestar, Mr. Engström is entitled to severance pay equal to 12 times monthly base salary, payable in installments.
Health and Welfare and Retirement Benefits
Throughout the last financial year, Messrs. Lohscheller, Mady and Engström were entitled to certain health and welfare insurances pursuant to the Swedish collective bargaining agreement Teknikavtalet between Teknikarbetsgivarna and Unionen, Sveriges Ingenjörer and Ledarna, including disability and life insurances. They were also entitled to receive Executive Management Health Care Insurance, and travel insurance.
The ITP Pension Plan is an occupational pension plan for private sector salaried employees and is based on a collective bargaining agreement between the Confederation of Swedish Enterprise and the Council for Negotiation and Cooperation. The ITP Pension Plan is divided into two parts: ITP 1 (applicable to employees born 1979 and later, or individually agreed with employees born before 1979), which is a defined contribution plan and ITP 2 (applicable to employees born before 1979), which is primarily a defined benefit plan.
Messrs. Lohscheller, and Mady were covered by the defined contribution pension plan (ITP 1) as per the Swedish collectively agreed "Avtal om ITP och TGL", and the VFF pension (Volvo Företagspension), a defined contribution pension scheme. Mr. Lohscheller and Mr. Mady are also eligible for an additional pension contribution, corresponding to contribution above the cap of 30 IBB (income base amount).
Mr. Engström was covered by the defined benefit pension plan (ITP 2) as per the Swedish collectively agreed "Avtal om ITP och TGL" and the Volvo Management Pension ("VMP"), a supplementary pension plan.
The defined benefit pension plan (i.e. the ITP 2 pension plan) through the Swedish ITP collective bargaining agreement is a final salary-based plan and is funded through regular insurance payments. This plan is secured with the mutual insurance company Alecta, and the portion secured through such insurance refers to a defined benefit plan that comprises several employers and is reported according to a pronouncement by the Swedish Financial Reporting Board, UFR 10. Polestar's share of the total saving premiums for the ITP pension plan in Alecta, as of December 31, 2025, amounted to 0.34% and Polestar's share of the total number of active policy holders amounted to 0.08%. The collective consolidation level comprises the market value of Alecta's assets as a percentage of the insurance obligations calculated in accordance with Alecta's actuarial methods and assumptions, which do not conform to IAS 19, Employee Benefits ("IAS 19"). The collective funding ratio is normally allowed to vary between 125% and 175%. At year-end 2025, the consolidation level amounts to 167%.
Compensation of Non-Employee Directors
Polestar has established a compensation program for its non-employee directors.
The Company is party to letter agreements with the non-employee directors, pursuant to which non-employee directors are eligible to receive (i) an annual fee of $200,000 (or $500,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on the Nominating and Governance Committee or Compensation Committee (of $20,000 for the chairs of these committees), or $15,000 if the director serves on the Audit Committee (or $30,000 for the chair of the Audit Committee), and (iii) a Polestar car, subject to certain conditions. Directors are also paid on an annual basis for any special board projects or ad hoc board committees that involve board service, with such fees ranging from $10,000-$20,000. Pursuant to the letter agreements, 50% of the net annual fee (but not including any additional annual fee described above) for each non-employee directors is used to purchase the maximum number of Class A ADSs as may be purchased in the market at the prevailing rate. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.
During the year ended December 31, 2025, the aggregate amount of Polestar's non-employee directors' compensation paid to or earned by such directors for service on the Board of the Company was approximately $2,087,500 in the form of a cash retainer for the performance of duties as a director. Polestar also reimbursed its non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings.
Equity Plan
On June 23, 2022, the Company adopted the Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan, pursuant to which employees of the Company and the Company's affiliates performing services for the Company, including the Company's executive officers, are eligible to receive awards. The Equity Plan provides for the grant of stock options (in the form of either non-qualified stock options ("NSOs") or incentive stock options ("ISOs")), stock appreciation rights ("SARs"), restricted stock, Restricted stock units ("RSUs"), performance awards, other stock-based awards, cash awards and substitute awards intended to align the interests of participants with those of the Company's shareholders. The Annex to the Equity Plan permits grants of awards that may be settled in cash or shares to employees, consultants and non-employee directors of the Company and the Company's affiliates.
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
Administration
The Equity Plan is administered by a committee of the Board that has been authorized to administer the Equity Plan, except if no such committee is authorized by the Board, the Board will administer the Equity Plan (as applicable, the "Committee"). The Committee has broad discretion (subject to the terms and conditions of the Equity Plan) to administer the Equity Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan.
Eligibility
Employees of the Company and its affiliates are eligible to receive awards under the Equity Plan.
Types of Awards
Options. The Company may grant options to the Company's employees and employees of its affiliates, except that ISOs may only be granted to persons who are Company's employees or employees of one of Company's parents or subsidiaries, in accordance with Section 422 of the Code. Except as otherwise permitted by applicable law in the case of eligible employees located outside the United States, the exercise price of an option cannot be less than 100% of the fair market value of a Class A ADS on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. However, in the case of an incentive option granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of Company's equity securities or of the Company's parents or subsidiaries, the exercise price of the option must be at least 110% of the fair market value of a Class A ADS on the date of grant and the option must not be exercisable more than five years from the date of grant.
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
Restricted Stock Units. A RSU is a right to receive Class A ADSs at the end of a specified period equal to the fair market value of one Class A ADS on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee, and holders of RSUs are not entitled to rights as shareholders unless and until shares are delivered in settlement of such RSUs. The Committee may determine that a grant of RSUs will provide a participant the right to receive dividend equivalents, which entitles the participant to receive the equivalent value (in Class A ADSs) of dividends paid on the underlying Class A ADSs. Dividend equivalents may be paid currently or credited to an account, settled in shares, and may be subject to the same restrictions as the RSUs with respect to which the dividend equivalents are granted.
Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards may be granted alone or in addition to other awards under the Equity Plan and will be settled in Class A ADSs.
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
Certain Transactions
If any change is made to the Company's capitalization, such as a stock split, stock combination, stock dividend, exchange of stock or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding Class A ADSs, appropriate adjustments will be made by the Committee in the shares subject to an award under the Equity Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control (which includes a "scheme of arrangement" under the Companies Act 2006 enacted under the laws of England and Wales or under any other substantially equivalent local legislation), such as the assumption or substitution of outstanding awards, the purchase of any outstanding awards in cash based on the applicable change in control price, the ability for participants to exercise any outstanding stock options, SARs or other stock-based awards upon the change in control (and if not exercised such awards will be terminated), and the acceleration of vesting or exercisability of any outstanding awards.
Clawback
All awards granted under the Equity Plan are subject to reduction, cancellation or recoupment under any written clawback policy that the Company may adopt and that the Company determines should apply to awards under the Equity Plan.
Plan Amendment and Termination
The Board or the Committee may amend or terminate any award, award agreement or the Equity Plan at any time, provided that the rights of a participant granted an award prior to such amendment or termination may not be impaired without such participant's consent. In addition, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The Equity Plan will remain in effect for a period of ten years (unless earlier terminated by the Board).
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
Purpose of the Employee Stock Purchase Plan
The purpose of the Employee Stock Purchase Plan is to provide the Company's employees and employees of the Company's participating subsidiaries with the opportunity to purchase Class A ADSs (or Class A Shares, as the context may require) through post-tax deductions (or contributions) from payroll during successive offering periods, and, under the Non-Section 423 Component (as described below), to be eligible to receive additional benefits in the form of "matching shares" which are awarded following a specified retention period, for no further payment by the participant. The Company believes that the Employee Stock Purchase Plan enhances such employees' sense of participation in the Company's performance, aligns their interests with those of the Company's shareholders, and is a necessary and powerful incentive and retention tool that benefits the Company's shareholders.
The Employee Stock Purchase Plan includes a "Section 423 Component" and a "Non-Section 423 Component". Offerings under the Section 423 Component are intended to meet the requirements under Section 423(b) of the Code. In connection with offerings under the Non-Section 423 Component, purchase options may be granted to eligible employees that need not satisfy the requirements for purchase options granted pursuant to an "employee stock purchase plan" that are set forth under Section 423 of the Code.
Eligibility and Administration
The Employee Stock Purchase Plan is administered by a committee of the Board that has been authorized to administer the Employee Stock Purchase Plan, except if no such committee is authorized by the Board, the Board will administer the Employee Stock Purchase Plan. Such committee, as the administrator of the Employee Stock Purchase Plan, administers and has authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility of participants. The administrator may designate certain of the Company's subsidiaries as participating in "designated subsidiaries" in the Employee Stock Purchase Plan and may change these designations from time to time. The Company's employees and employees of the Company's participating designated subsidiaries are eligible to participate in the Employee Stock Purchase Plan if they meet the eligibility requirements under the Employee Stock Purchase Plan established from time to time by the administrator. However, for the Section 423 Component, an employee may not be granted rights to purchase shares under the Employee Stock Purchase Plan if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of the Company's outstanding stock and stock of any of the Company's subsidiaries.
Eligible employees become participants in the Employee Stock Purchase Plan by enrolling and authorizing deductions (or contributions) from payroll prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the Employee Stock Purchase Plan. Employees who choose not to participate are not eligible to participate at the start of an offering period but those who become eligible thereafter may enroll in any subsequent offering period.
Shares Available for Awards
A total of 2,000,000 Class A ADSs were initially reserved for issuance under the Employee Stock Purchase Plan when adopted in 2022, which reserve amount will be increased on the first day of each fiscal year during the term of the Employee Stock Purchase Plan following the fiscal year in which the effective date of the Employee Stock Purchase Plan occurs by the least of (i) 0.1% of the total number of Shares outstanding on the last day of the immediately preceding fiscal year, (ii) a lesser amount determined by the Board or (iii) 2,000,000. The number of shares subject to the Employee Stock Purchase Plan may be adjusted for changes in the Company's capitalization and certain corporate transactions, as described below under the heading —Adjustments. The Company cannot precisely predict its share usage under the Employee Stock Purchase Plan as it will depend on a range of factors including the level of the Company's employee participation, the contribution rates of participants, the trading price of Class A ADSs and the Company's future hiring activity.

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
Enrollment and Contributions. The Employee Stock Purchase Plan permits participants to purchase Class A ADSs through payroll deductions (or contributions) of at least 1% of their eligible compensation, but not more than 5% of their eligible compensation as of each payroll date during an offering period (in each case, except as may otherwise be determined by the administrator). The administrator will establish the maximum number of shares that may be purchased by a participant during any offering period. In addition, except as described below under —Matching Shares, no participant is permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any calendar year.
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
Withdrawal and Termination of Employment. Participants may voluntarily end their participation in the Employee Stock Purchase Plan at any time during an offering period prior to the end of the offering period by delivering written notice to the Company, and can elect to either (i) be paid their accrued payroll deductions (or contributions) that have not yet been used to purchase Class A ADSs or (ii) exercise their option at the end of the applicable offering period, and then be paid any remaining accrued payroll deductions (or contributions). Participation in the Employee Stock Purchase Plan ends automatically upon a participant's termination of employment and any remaining accrued payroll deductions in the participant's account will be paid to such participant following such termination.
Participating in an Offering Under the Non-Section 423 Component
The Company has adopted a "Share Matching Plan" which will be operated within the Non-Section 423 Component of the Employee Stock Purchase Plan, as outlined below.
Offering Periods and Purchase Periods. Class A ADSs will be offered to eligible employees under the Share Matching Plan during offering periods. Offering periods under the Share Matching Plan will commence when determined by the administrator. The length of an offering period for the Share Matching Plan will be determined by the administrator, with the Company's intent being to maintain successive twelve-month offering periods under the Share Matching Plan. It is anticipated that employee payroll deductions (or contributions) will be used to purchase Class A ADSs on a purchase date occurring in each calendar month during an offering period. The administrator may, in its discretion, modify the terms of future offering period and/or purchase periods.
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
Purchase Rights. A participant's payroll deductions (or contributions) will be used to purchase Class A ADSs on their behalf on the relevant purchase date. Any remaining balance will be carried forward to the next purchase date unless the participant has elected to withdraw from the Share Matching Plan, as described below, or has ceased to be an eligible employee.
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
Withdrawal from Share Matching Plan; Termination of Employment. Participants may voluntarily end their participation in the Share Matching Plan at any time during the applicable offering period by delivering written notice to the Company. In the event a participant elects to withdraw from the Share Matching Plan, then generally any accrued payroll deductions or contributions that have not yet been used to purchase Class A ADSs under the Share Matching Plan will be applied in the purchase of Class A ADSs on the next applicable purchase date, following which the participant will be paid any remaining accrued payroll deductions or contributions. If a participant withdraws from the Share Matching Plan, rights to matching shares may be retained in respect of the Class A ADSs purchased during the applicable offering period but will be forfeited if such purchased Class A ADSs are sold less than twelve months following the end of that offering period. Matching shares that have not yet been delivered will generally be forfeited upon a participant's termination of employment. Subject to the immediately preceding sentence, upon termination of employment, a participant will no longer be eligible to participate in the Share Matching Plan, and any remaining accrued payroll deductions or contributions in the participant's account will be paid to such participant as soon as practicable following such termination.
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
Corporate Events - the Section 423 Component (Employee Stock Purchase Plan)
In addition, in the event of a proposed sale of all or substantially all of the Company's assets, a merger with or into another corporation, or other transaction as set forth by the administrator in an offering document, each outstanding option will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation or a parent or subsidiary of the successor corporation refuses to assume or substitute outstanding options, any offering periods then in progress will be shortened with a new exercise date prior to the proposed sale or merger. The administrator will notify each participant in writing at least ten business days prior to such new exercise date that the exercise date has been changed and the participant's option will be automatically exercised on such new exercise date. Further, in the event of a proposed dissolution or liquidation, any offering periods then in progress will be shortened with a new exercise date prior to the proposed dissolution or liquidation, and the administrator will notify each participant in writing in a similar manner as described above.
Corporate Events - the Non-Section 423 Component (Share Matching Plan)
In the event of a proposed sale of all or substantially all of the Company's assets, a merger with or into another corporation, or other transaction as set forth in the rules of the Share Matching Plan, then unless the applicable successor corporation or a parent or subsidiary of the applicable successor corporation agrees to assume or substitute outstanding rights under the Share Matching Plan, or except as otherwise permitted under the Share Matching Plan, (i) any offering periods then in progress will generally be shortened and will end prior to the proposed sale or other transaction, with the administrator to notify each participant of the final purchase date for that offering period, and (ii) rights to matching shares will be deemed fully vested, and matching shares which have not previously been delivered will be delivered to participants, in each case, on or as soon as reasonably practicable following the closing of the applicable transaction. Further, in the event of a proposed dissolution or liquidation, a similar treatment of matching shares will generally apply.
Transferability
A participant may not transfer rights granted under the Employee Stock Purchase Plan or the Share Matching Plan other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.
Plan Amendment and Termination
The Board may amend, suspend or terminate the Employee Stock Purchase Plan (including the Share Matching Plan) at any time and from time to time. However, shareholder approval must be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the Employee Stock Purchase Plan, changes the designation or class of employees who are eligible to participate in the Employee Stock Purchase Plan or changes the Employee Stock Purchase Plan in any way that would cause the Section 423 Component of the Employee Stock Purchase Plan to no longer be an "employee stock purchase plan" under Section 423(b) of the Code.
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
The Section 423 Component of the Employee Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Employee Stock Purchase Plan. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the Employee Stock Purchase Plan. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition of shares, the participant generally will be subject to tax at an amount that depends upon the length of time such shares are held by the participant prior to selling or disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant's estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) the excess of the fair market value of the shares at the time the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income, and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, or in the event a U.S. participant receives matching Class A ADSs as described above under —Participating in an Offering Under the Non-Section 423 Component, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price (which purchase price shall be zero in the case of matching shares delivered under the Share Matching Plan) and the Company will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and the Company will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase. A U.S. participant will not recognize income upon purchase of Class A ADSs under the Share Matching Plan where the purchase price of the Class A ADSs is equal to the fair market value of Class A ADSs on the relevant purchase date.
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
C. Board Practices
The Board is composed of eight members. On June 30, 2025, Company's shareholders approved the adoption of new Articles of Association to remove the director class system and provide for that all directors retire and stand for re-election at each annual general meeting.
Director Independence
For the year ended December 31, 2025, Winfried Vahland, Christine Gorjanc, Cynthia Dubin, Karl-Thomas Neumann, and Xiaojie (Laura) Shen qualified as independent, as defined under the Nasdaq listing rules. Karen Francis, David Richter and David Wei were also qualified as independent prior to leaving the Board in June 2025.
Election of Directors
The holders of the Company securities have the right to elect the Board at a general meeting of shareholders by a simple majority of the votes validly cast. Subject to the requirements of the Polestar Articles, the Board may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen. The Board will also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the then-existing Board but the total number of directors shall not exceed fifteen.

Service Contracts of Directors
There are no service contracts between the Company and any of its current non-employee directors providing for benefits upon termination of their service. For a discussion of compensation, including post-termination benefits, of employee directors, see Item 6.B and the section titled Executive Officer and Director Compensation.
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
Audit Committee
The Company has established an audit committee that consists of Christine Gorjanc, Cynthia Dubin and Xiaojie (Laura) Shen, with Christine Gorjanc serving as the chair of the audit committee. All of the audit committee members are independent directors, in accordance with Nasdaq and the SEC requirements.
The audit committee, among other matters, oversees (i) the Company's financial reporting, auditing and internal control activities; (ii) the integrity and audits of the Company's financial statements; (iii) the Company's compliance with legal and regulatory requirements; (iv) the qualifications and independence of Polestar's independent auditors; (v) the performance of the Company's internal audit function and independent auditors; and (vi) the Company's overall risk exposure and management.
Duties of the audit committee include, among others, the following:
•annually reviewing and assessing the adequacy of the audit committee charter and reviewing the performance of the audit committee.

•being responsible for recommending the appointment, retention and termination of the Company's independent auditors and determining the compensation of the Company's independent auditors.
•reviewing the plans and results of the audit engagement with the independent auditors.
•evaluating the qualifications, performance and independence of the Company's independent auditors.
•having the authority to approve in advance all audit and non-audit services by the Company's independent auditors, the scope and terms thereof and the fees therefor; reviewing the adequacy of the Company's internal accounting controls.
•ensuring the Company maintains a robust internal audit and risk management function, including in respect of IT and cybersecurity risk management; and
•meeting at least quarterly with the Company's Chief Financial Officer and the Company's independent auditors.
The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meets the financial literacy requirements of Nasdaq listing standards, and Christine Gorjanc and Cynthia Dubin, respectively, qualifies as an "audit committee financial expert", as defined in the rules of the SEC. The designation does not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of the Company's audit committee and the Board.
The audit committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq, and which are available on the Company's website. All audit services to be provided to the Company and all permissible non-audit services, other than de minimis non-audit services, to be provided to Polestar by the Company's independent registered public accounting firm are to be approved in advance by the audit committee. Information contained on the Company's website is not incorporated by reference into this Report, and you should not consider information contained on the Company's website to be part of this Report.
Compensation Committee
The Company's compensation committee consists of Cynthia Dubin, Christine Gorjanc, and Quan (Joe) Zhang, with Cynthia Dubin serving as the chair of the compensation committee.
The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant's fees and the other terms and conditions of the consultant's retention. The compensation committee's duties include, among other matters:
•at the request of the Board, reviewing and making recommendations to the Board relating to management succession planning.
•administering, reviewing and making recommendations to the Board regarding the Company's compensation plans.
•reviewing and approving the Company's corporate goals and objectives with respect to compensation for executive officers and evaluating each executive officer's performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by the Board; and
•providing oversight of management's decisions regarding the performance, evaluation and compensation of other officers.
The compensation committee operates under a written charter, which satisfies the applicable rules of the SEC and Nasdaq listing standards, and is available on the Company's website. Information contained on the Company's website is not incorporated by reference into this Report, and you should not consider information contained on the Company's website to be part of this Report.
Nominating and Governance Committee
The Company's nominating and governance committee consists of Karl-Thomas Neumann, Winfried Vahland, and Quan (Joe) Zhang, with Karl-Thomas Neumann serving as the chair of the nominating and governance committee. The nominating and governance committee's duties include, among other matters:
•selecting and recommending to the Board nominees for election by the shareholders or appointments by the Board.
•annually reviewing with the Board the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the Board members.
•making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the Board.
•developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and periodically reviewing such guidelines and recommending changes to the Board for approval as necessary.
•overseeing the annual self-evaluation of the Board.
•and overseeing the Company's sustainability strategy.
The nominating and governance committee operates under a written charter, which satisfies the applicable rules of the SEC and the Nasdaq listing standards and is available on the Company's website. Information contained on the Company's website is not incorporated by reference into this Report, and you should not consider information contained on the Company's website to be part of this Report.
Code of Conduct
The Board has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of the Company's directors, officers, employees, and, as applicable, consultants and contractors. Key compliance areas for Polestar include anti-corruption, data privacy, human rights, environmental compliance, and socioeconomic compliance including competition law, labor law and trade sanctions. The code of conduct addresses, among other things, competition, intellectual property, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code of conduct. Polestar encourages a speak-up culture where employees and other stakeholders can ask questions and raise concerns without fear of retaliation. Suspected breach of laws or regulations, or any conduct that is not consistent with Polestar's code of conduct, corporate policies or directives can be reported through Polestar's whistleblowing system SpeakUp with a guaranteed full anonymity.
Any waiver of the code of conduct with respect to any director or executive officer will be promptly disclosed and posted on the Company's website. Amendments to the code will be promptly disclosed and posted on the Company's website. The code of conduct is available on Polestar's website. Information contained on the Company's website is not incorporated by reference into this Report, and you should not consider information contained on the Company's website to be part of this Report.
Foreign Private Issuer
As a foreign private issuer, the Company is subject to different U.S. securities laws than domestic U.S. issuers. As long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.
•the sections of the Exchange Act creating liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.
In addition, the Company is not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.
Further, the Company is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts the Company from most of Nasdaq's corporate governance requirements, the Company has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and governance committee consisting entirely of independent directors.
Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity-based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, the Company is exempt from these requirements and may, if not required by the laws of England and Wales, elect not to obtain shareholders' approval prior to any further issuance of its Class A ADSs or prior to adopting or materially revising equity compensation plans or share incentive plans.
Subject to requirements under the Polestar Articles and Shareholder Acknowledgment Agreement that the Board be comprised of a majority of independent directors for the three years following the Business Combination Closing, the Company may in the future elect to avail itself of these exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's corporate governance requirements.
Controlled Company
By virtue of being a controlled company under Nasdaq listing rules, the Company may elect not to comply with certain Nasdaq corporate governance requirements, including that:
•a majority of the board of directors consist of independent directors.
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.
•the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
•there be an annual performance evaluation of the compensation and nominating and governance committees.
Other than as specified above, the Company may in the future elect to avail itself of these exemptions. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's corporate governance requirements.
D. Employees
As of December 31, 2025, the Company had 1,686 employees. The Company's employees are mainly located in Sweden, the UK, China and the U.S.
The Company follows local national requirements for collective bargaining agreements where such requirements exist. Currently, the Company has instituted collective bargaining agreements with employees in Sweden, Finland, the Netherlands, Italy and Austria. Sweden is the only country where the Company is actively engaged with employee union representatives. The Company believes relations with these union representatives are good and its engagement with these union representatives is constructive.

E. Share Ownership
Ownership of the Company's shares by its directors and executive officers is set forth below in Item 7.A of this Report.
F. Disclosure of a registrant's action to recover erroneously awarded compensation
There was no erroneously awarded compensation that was required to be recovered pursuant to Polestar's Compensation Clawback Policy during the fiscal year ended December 31, 2025. Our Compensation Clawback Policy is included as Exhibit 97.1 in this Report.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of the Company in the form of American depositary shares by:
•each beneficial owner of more than 5% of the outstanding Shares.
•each executive officer or a director of the Company; and
•all of the Company's executive officers and directors as a group.
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
Each outstanding Class A ADSs is entitled to thirty votes on all matters submitted to a vote of shareholders. Each Class B ADSs is entitled to 300 votes on all matters submitted to a vote of shareholders. Each Class C ADSs is entitled to thirty votes on all matters submitted to a vote of shareholders. Volvo Cars Preference Subscription Shares, Deferred Shares and GBP Redeemable Preferred Shares (each as defined below) carry no voting rights and do not entitle their holders to receive notice of, to attend, to speak or to vote at any general meeting of the Company. Holders of Shares have no cumulative voting rights. None of the Company's shareholders are entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.
The beneficial ownership of the ADSs is based on 144,861,667 Class A ADSs and Class B ADSs issued and outstanding as of April 17, 2026. In computing the number of ADSs beneficially owned by a person and the percentage ownership of that person, ADSs subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The beneficial ownership percentage set forth below does not take into account (i) Earn-out Shares that might be issued and (ii) Class A Shares in the form of Class A ADSs that will vest pursuant to the Equity Plan and Employee Stock Purchase Plan.
Unless otherwise noted, the business address of each beneficial owner is Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden.

Name of beneficial owner	Number of shares	Approximate percen-tage of outstan-ding shares
Executive officers and directors
Michael Lohscheller(1)	—	0%
Jean-François Mady(2)	—	0%
Jonas Engström(3)	1,509	*
Prof. Dr.hc Winfried Vahland	25,279	*
Francesca Gamboni	3,083	0%
Christine Gorjanc	1,872	0%
Dr. Karl-Thomas Neumann	5,989	*
Prof. Xiaojie (Laura) Shen	4,933	0%
Quan (Joe) Zhang	1,600	*
Cynthia Dubin	1,920	*
All directors and executive officers as a group (ten individuals)	46,185

Five percent or more holders
Li Shufu(4) (5)	79,981,976	55.2%
Sumitomo Mitsui Banking Corporation	10,341,261	7.1%
Standard Chartered Bank Hong Kong, Limited	10,341,261	7.1%
NATIXIS	7,755,946	5.4%
Banco Bilbao Vizcaya Argentaria SA	7,755,946	5.4%
*Less than one percent.
(1) Mr. Lohscheller does not currently own any shares. However, Mr. Lohscheller has been granted 812,111 Performance Share Units as part of the Long Term Incentive 4 (2025-2028) program which have not yet vested (after the ADS Ratio Change, such PSUs represent 27,071 Class A ADSs).
(2) Mr. Mady does not currently own any shares. However, Mr. Mady has been granted 321,101 Performance Share Units as part of the Long Term Incentive 4 (2025-2028) program which have not yet vested (after the ADS Ratio Change, such PSUs represent 10,704 Class A ADSs).
(3) Number of shares owned by Mr. Engström. Additionally, Mr. Engström also has been granted 388,290 Restricted Stock Units and Performance Stock Units as part of Polestar's Long Term Incentive programs and one-time Share Based Retention Plan which have not yet vested (after the ADS Ratio change, such RSUs and PSUs represent 12,943 ADSs). RSUs and PSUs granted pursuant to the Long Term Incentive 1 (2022-2024) program vested in May 2025 for a total 6,669 shares (after the ADS Ratio Change, such PSUs and RSUs represent 223 ADSs). 388,290 unvested shares remain (after the ADS Ratio Change, such unvested shares represent 12,943 ADSs). In May 2025, 91,799 Restricted Stock Units vested as part of the One-Time Retention Bonus Program (after the ADS Ratio Change, such RSUs represent 3,060 ADSs).
(4) Includes 32,953,241 Class A ADSs and 996,419 Class B ADSs for which PSD Investment Limited is the record holder. It also includes 28,827,431 Class A ADSs for which Snita is the record holder, 96,157 Class A ADSs for which Northpole GLY 1 LP is the record holder, 370,186 Class A ADSs for which GLY New Mobility 1. LP is the record holder, and 16,738,542 Class A ADSs for which Geely Sweden Automotive Investment B.V. is the record holder. Li Shufu controls PSD Investment Limited and directly or indirectly owns approximately 91.9% of equity interests in Geely, which owns approximately 78.7% of equity interests in Volvo Cars and approximately 86% of GLy Capital Management Partners (Cayman) Limited. GLy Capital Management Partners (Cayman) Limited controls Northpole GLY GPI, GLY New Mobility GP1 and Northpole GLY GP1, the general partners of Northpole GLY 1 LP, GLY New Mobility 1. LP and Northpole GLY 2 LP, respectively. Consequently, since voting and dispositive decisions with respect to such securities are ultimately made by Li Shufu, he is deemed to have beneficial ownership over 79,981,976 Class A ADSs, assuming the conversion of all Class B ADSs into Class A ADSs. Li Shufu disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein. The business address of Li Shufu is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China, the business address of Snita is Stationswerg 2, 4153 RD Beesd, Netherlands.
(5) Volvo Cars distributed 62.7% of Volvo Cars’ shareholding in Polestar. Volvo Cars’ shareholding in Polestar is approximately 19.9% of Polestar’s total outstanding shares, with 28,827,431 Class A ADSs. PSD Investment Limited continues to have an ownership stake of approximately 23.4%, with 32,953,241 Class A ADSs and 996,419 Class B ADSs. Geely Sweden Automotive Investment B.V., an affiliate of Geely, now holds an ownership stake of approximately 11.6%, with 16,738,542 Class A ADSs.
As of December 31, 2025, Polestar had approximately 52 shareholders of record for its Class A ADSs, one shareholder of record for its Class B ADSs and three shareholders of record for its Class C ADSs. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners, but whose shares are held in street names by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.
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
Pursuant to the PIPE Subscription Agreements, the Company agreed to file with the SEC (at the Company's sole cost and expense), within 30 calendar days after the date of the Business Combination Closing, the resale registration statement registering the resale of the PIPE Shares (the "Resale Registration Statement"), and to use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.
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
Registration Rights Agreement
On September 27, 2021, the Company, Former Parent, the Former Parent Shareholders, the GGI Sponsor and the independent directors of GGI entered into a Registration Rights Agreement, which was amended by the Registration Rights Agreement Amendment No. 1 to provide for certain administrative changes to reflect the Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements and further amended by the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect the Amendment No. 2 to the Business Combination Agreement and the March 2022 PIPE Subscription Agreements, which provides customary demand and piggyback registration rights. On December 17, 2021, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment to provide for certain administrative changes to reflect Amendment No. 1 to the Business Combination Agreement and the December PIPE Subscription Agreements. On March 24, 2022, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment No. 2 to provide for certain administrative changes to reflect Amendment No. 2 to the Business Combination Agreement and the March 2022 PIPE Subscription Agreements. Pursuant to the Registration Rights Agreement, the Company filed the Shelf Registration Statement. On April 26, 2023, the parties to the Registration Rights Agreement entered into the Registration Rights Agreement Amendment No. 3 to provide for any Conversion Shares issuable upon conversion of part or all of any loans outstanding under the Snita Term Loan Facility to fall within the definition of Registrable Security.
The foregoing summary of the Registration Rights Agreement is not complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is filed as an Exhibit to this Report.
Class C Warrant Amendment

GGI and Computershare entered into the Class C Warrant Amendment, which is included as an Exhibit to this Report. The Class C Warrant Amendment amended the SPAC Warrant Agreement. Pursuant to the Class C Warrant Amendment, (i) each GGI Public Warrant was automatically cancelled and extinguished and converted into the right to receive one Class C-1 ADS representing thirty Class C-1 Shares representing the right to acquire one Class A ADS (or thirty Class A Shares if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $345.00 per Class C-1 ADS, subject to adjustment, terms and limitations as described in the Polestar Articles, (ii) each GGI Private Placement Warrant was automatically cancelled and extinguished and converted into the right to receive one Class C-2 ADS representing thirty Class C-2 Shares representing the right to acquire thirty Class A ADS (or thirty Class A Shares if at the time of exercise the Company no longer uses the ADR Facility) at an exercise price of $345.00 per Class C-2 ADS, subject to adjustment, terms and limitations described in the Polestar Articles and (iii) the SPAC Warrant Agreement was terminated, in the case of each of clauses (i), (ii) and (iii) above, subject to the terms and conditions set forth therein.
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
Company Relationships and Related Party Transactions
Agreements with Volvo Cars and Geely
The Snita Term Loan Facility, originally entered into between the Company and Snita Holding B.V. on November 3, 2022, and as amended on November 8, 2023, August 21, 2024, and March 31, 2026, provides a credit facility of USD 1 billion with a term ending on December 29, 2028. The facility is denominated in U.S. dollars and is available for general corporate purposes. The interest rate applicable to borrowings under the facility is Term SOFR (as described in the facility and subject to a zero floor) plus 4.97%. The interest period of the facility is 6 months, and default interest is calculated as an additional 1% on the overdue amount. The facility is required to be repaid on the final termination date, subject to Snita exercising an option to convert all or part of the loan into shares of the Company in connection with a QEO at the QEO Conversion Price (such shares, the "Conversion Shares"). A "QEO" refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of the Company, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The "QEO Conversion Price" refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the facility). The Company may not reborrow any part of the Snita Term Loan Facility which has been repaid. On March 31, 2026, the Company and Snita Holding B.V. agreed to amend the Snita Term Loan Facility, by changing the applicable margin to borrowings under the facility from 4.97% into 5.40%. On March 31, 2026, Snita Holding B.V. also agreed to convert approximately USD 274.0 million of the outstanding amount under the Snita Term Loan Facility into equity. The maturity of the remaining balance of the facility was also extended from December 29, 2028 to December 31, 2031. The Company's obligations under the facility are not guaranteed or secured. The facility contains customary negative covenants, including, but not limited to, restrictions on the Company's ability to make certain acquisitions, loans and guarantees. The facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management. The facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications. The facility provides that, upon the occurrence of certain events of default, the Company's obligations thereunder may be accelerated. Such events of default include payment defaults to Snita thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors' process affecting assets over a certain minimum amount, and other customary events of default. The facility is governed by English law.

The Geely Term Loan Facility, entered into between the Company and Geely Sweden Automotive Investment AB on November 8, 2023, provides a credit facility of USD 250,000,000 with a term ending on June 30, 2027. The facility is denominated in U.S. dollars and is available for general corporate purposes. The interest rate applicable to borrowings under the facility is Term SOFR (as described in the facility and subject to a zero floor) plus 4.97%. The interest period of the facility is 6 months, and default interest is calculated as an additional 1% on the overdue amount. The facility is required to be repaid on the final termination date, subject to Geely Sweden Automotive Investment AB exercising an option to convert all or part of the loan and interest into shares of the Company in connection with a QEO at the QEO Conversion Price (such shares, the "Conversion Shares"). A "QEO" refers to an offer of shares (or depositary receipts or other securities representing shares) of any class in the share capital of the Company, where the proposed capital raising is in an amount equal to at least USD 350,000,000 (or such other amount as the Borrower and Agent may agree from time to time), and in which no fewer than five (or such other number as the Borrower and Agent may agree from time to time) institutional investors participate in the offering. The "QEO Conversion Price" refers to the price per share at which the relevant shares are offered for sale pursuant to the QEO, converted into U.S. dollars (if the offering price is not in U.S. dollars) at the Prevailing Rate (as defined in the facility). The Company may not re-borrow any part of the Geely Term Loan Facility which has been repaid. The Company's obligations under the facility are not guaranteed or secured. The facility contains customary negative covenants, including, but not limited to, restrictions on the Company's ability to make certain acquisitions, loans and guarantees. The facility also contains certain affirmative covenants, including, but not limited to, certain information undertakings and access to senior management. The facility contains certain customary representations and warranties, subject to certain customary materiality, best knowledge and other qualifications. The facility provides that, upon the occurrence of certain events of default, the Company's obligations thereunder may be accelerated. Such events of default include payment defaults to Geely Sweden Automotive Investment AB thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to our other indebtedness, corporate arrangement, winding-up, liquidation or similar proceedings, creditors' process affecting assets over a certain minimum amount, and other customary events of default. The facility is governed by English law. On December 19, 2025, Geely agreed with the Company to convert approximately $300.0 million of its outstanding principal and interest owed by Polestar under the Geely Term Loan Facility. Pursuant to the conversion, which will be completed following satisfaction of all relevant regulatory requirements, Geely will be issued 15,511,892 Class A ADSs.
The Second Geely Term Loan Facility, entered into between the Company and Geely Sweden Automotive Investment AB on December 16, 2025, provides a credit facility of USD 600,000,000, available in up to two tranches of USD 300,000,000 each, with utilization of the second tranche being subject to lender consent. The facility is denominated in U.S. dollars and is available for general corporate purposes, with an availability period running through March 31, 2026. The interest rate applicable to borrowings under the facility is Term SOFR (as administered by CME Group Benchmark Administration Limited and subject to a zero floor) plus a margin of 3.00% per annum, with interest periods of one month. Default interest is calculated as an additional 1% per annum above the rate that would otherwise have been payable on the overdue amount. The facility is required to be repaid in full on the Termination Date, the date falling six months from the relevant utilization date, subject to the requisite consents described in the agreement having been secured. The Company may not re-borrow any amount which has been repaid. Geely Sweden Automotive Investment AB has the right at any time prior to the Termination Date to convert any or all amounts outstanding under the facility into shares or American Depositary Receipts of the Company at the Equity Conversion Price, being the average closing price of the Company's Class A American Depositary Shares over the five trading days immediately preceding the relevant conversion notice. Upon conversion, the converted amount shall be deemed repaid and discharged, with conversion shares ranking pari passu with shares offered to other investors. The facility is subordinated to the Club Loan Facilities Agreement dated February 22, 2024, and the Borrower undertakes to use reasonable endeavors to procure the release of this subordination prior to the Termination Date. The facility contains customary negative covenants, including restrictions on the Company's ability to make certain acquisitions, loans and guarantees. The facility provides that, upon the occurrence of certain events of default, the Company's obligations may be accelerated. Such events of default include payment defaults, material inaccuracies of representations and warranties, covenant defaults, cross-acceleration with respect to other financial indebtedness exceeding USD 40,000,000, and other customary events of default. The facility is governed by English law.
The Framework Assignment and License Agreement among Volvo Car Corporation and Polestar Performance AB, dated October 31, 2018 and the Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB are agreements governing the assignment of and license to technology for use in the Polestar 1 and Polestar 2. These agreements provide that Polestar Performance AB will pay Volvo Car Corporation a fee based on specified percentages of Volvo Car Corporation's costs plus an arm's length mark-up. The Car Model Assignment and License Agreement remain in force during the validity of the license period of the license granted under the contract. The Framework Assignment and License Agreement remain in effect until six months after all Car Model Assignment and License Agreements entered into between the parties have expired or been terminated. Further, the Car Model Assignment and License Agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has certain termination and cancellation rights under the agreements. Pursuant to the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., the Car Model Assignment and License Agreement described here and the Car Model Assignment and License Agreement in the paragraph below are meant to constitute the same agreement. On December 23, 2020, Volvo Car Corporation and Polestar Performance AB entered into a Settlement Agreement relating to a dispute that arose pursuant to the Car Model Assignment and License Agreement. The Settlement Agreement provided that Volvo Car Corporation would compensate Polestar Performance AB for costs and losses associated with delayed deliveries of certain components and the delivery of defective components resulting in a recall of Polestar vehicles. Volvo Car Corporation agreed to settle these claims under the Car Model and License Agreement.
Pursuant to the Side Letter, the termination of one Car Model Assignment and License Agreement gives Volvo Car Corporation the right to immediately terminate the other Car Model Assignment and License Agreement.

Change Management Agreement, dated as of June 12, 2020, between Volvo Car Corporation and Polestar Performance AB is an agreement regulating certain updates and upgrades made to certain technology in Polestar 1. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a fee based on 100% of Volvo Car Corporation's actual development cost, as calculated on a time and material basis applying an arm's length mark-up. The hourly rates charged under the agreement are reviewed and updated annually. The agreement remains in effect during the validity of the license period of the license granted under the agreement unless terminated upon 12 months' written notice. In addition, the agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Further, Polestar Performance AB also has certain termination and cancellation rights under the agreement.
License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Performance AB. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Performance AB for use in future model year programs of the Polestar 2. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days' written notice. While Polestar Performance AB may cancel the delivery of "Polestar Times Technology" or "PS Unique Volvo Technology" (each as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement).
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
Car Model Manufacturing Agreement, dated as of November 28, 2018, between First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of July 7, 2021, between Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution (Taizhou) Co., Ltd. and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. is an agreement governing the manufacturing of the Polestar 2 at the manufacturing plant in Luqiao. Under the agreement, Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. manufactures and assembles the vehicle up to close-to-final status, and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. then completes and sells the completed product to Polestar Automotive China Distribution (Taizhou) Co., Ltd. (who replaced Polestar New Energy Vehicle Co., Ltd. pursuant to the novation agreement). The products are priced based on their full cost of production, including Polestar Automotive China Distribution (Taizhou) Co., Ltd.'s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted according to certain benchmarks. The prices for vehicles produced in the plant are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd., and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Automotive China Distribution (Taizhou) Co., Ltd. discontinues having vehicles produced at the Luqiao plant under the agreement prior to its termination, Polestar Automotive China Distribution (Taizhou) Co., Ltd. must pay certain exit costs.
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
License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Agreement and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB is a license assignment and service agreement relating to certain development services and technology. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days' written notice. While Polestar Performance AB may cancel the delivery of "Polestar Times Technology" or "PS Unique Volvo Technology" (each as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement).

License Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Polestar Performance AB, Polestar New Energy Vehicle Co., Ltd., Volvo Car Corporation and Volvo Cars (China) Investment Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation is a license agreement relating to certain technology associated with the Polestar 3 in China. The agreement remains in effect during the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. In the event of certain breaches by Volvo Car Corporation, Polestar is also entitled to terminate the agreement with 120 days' written notice. While Polestar may cancel the delivery of "PS Unique Volvo Technology" (as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement).
Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., provides that the intention of these parties is for each of the main agreements described in the four previous paragraphs to actually constitute one agreement. In light of the foregoing, the side letter provides that it is the parties' intention to share the total amount payable to the Volvo entities under the four agreements fairly between the Polestar entities as described in the side letter.
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
Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with technical support to dealers or workshops who are repairing, maintaining and/or servicing Polestar vehicles. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account a base price (the full cost of the forecasted number of hours multiplied by the hourly rate) and an excess case price (the cost per case over and above the capacity of the number of forecasted hours covered by the base price charge). The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 6 months' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Cars.
Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB is a service agreement under which Volvo Bil i Göteborg AB personnel provides support in operating Polestar Performance AB's Damage Repair European Centre and repairing Polestar 1 vehicles. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge, taking into account the hourly work rate (which varies depending on the type of activity performed) and the amount of time worked. The hourly rates and material cost used to calculate the service charges are determined by Volvo Bil i Göteborg AB on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement.
License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB is a license agreement under which Volvo Car Corporation will develop and license to Polestar Performance AB a digital platform to be used for making vehicle repair and maintenance information available for independent operators (the "GOLD Platform"). The license fee is determined by Volvo Car Corporation on an annual basis and is based on the activities performed when Volvo Car Corporation develops project results. The license fee should equal 50% of the actual development cost, which take into account the full cost incurred plus an arm's length mark-up. The agreement remains in force during the validity of the license period granted to Polestar Performance AB thereunder. Neither party may unilaterally terminate the agreement for convenience, however, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has immediate termination rights with respect to certain not insignificant breaches by Volvo Car Corporation.
Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with various operation and maintenance services related to the GOLD Platform. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on Polestar Performance AB's share of actual hours required for the services to be performed by Volvo Car Corporation. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has certain service cancellation rights and has an immediate termination right with respect to certain breaches by Volvo Car Corporation.

Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with outbound logistics services via the use of Volvo Car Corporation's existing vehicle distribution network. The agreement is one of six agreements that the parties have agreed to enter into relating to such outbound logistics services. The agreement brings that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account the estimated hours and other costs for the services to be performed. The service charges are updated each new calendar year based on changes in required resources, costs and forecast volumes. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 12 months' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation.
Service Agreement, dated as of January 19, 2020, between Volvo Car UK Limited and Polestar Performance AB is a service agreement under which Volvo Car UK Limited provides Polestar Performance AB with certain services pertaining to customs clearance and duty declarations relating to the import of Polestar vehicles into the United Kingdom. The agreement provides that Polestar Performance AB will pay Volvo Car UK Limited a monthly service charge based on the actual cost for external resources and actual hours worked by Volvo Car UK Limited's staff required for the services to be carried out. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car UK Limited on an annual basis. Polestar Performance AB is also responsible for the cost of the services provided by the customs broker. The agreement remains in effect until terminated by at least one party in accordance with the agreement. Either party may terminate the agreement for convenience upon 90 days' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car UK Limited.
Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd is a supply and license agreement under which Volvo Car Distribution (Shanghai) Co., Ltd distributes the aftermarket parts and accessories of Polestar Automotive China Distribution Co., Ltd in China. Under this agreement, Polestar Automotive China Distribution Co., Ltd also grants Volvo Car Distribution (Shanghai) Co., Ltd certain licensing rights with respect to Polestar Automotive China Distribution Co., Ltd's intellectual property in China. The agreement provides that Volvo Car Distribution (Shanghai) Co., Ltd will pay a monthly license fee to Polestar Automotive China Distribution Co., Ltd, and this license fee will be set at a rate that enables Volvo Car Distribution (Shanghai) Co., Ltd to receive an arm's length compensation for its services. If the "Parts Profit" is less than the "Distribution Profit" (each as defined in the agreement), Polestar Automotive China Distribution Co., Ltd must pay Volvo Car Distribution (Shanghai) Co., Ltd for the shortfall. The license fee is determined in accordance with the provisions of the agreement and is subject to adjustment. The agreement remains in effect until terminated by either party. Either party may terminate the agreement for convenience with 18 months' written notice to the other. Further, the agreement may terminate within 30 days of written notice for a material breach or immediately upon the insolvency of the other party.
Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days' written notice to Ningbo Geely Automobile Research & Development Co., Ltd.
Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd. is an agreement relating to Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.'s provision to Polestar Automotive China Distribution Co., Ltd. of manufacturing services. The parties also commit to making certain investments under the agreement. The agreement remains in full force until the agreed fees are paid and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
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
Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (ROW), dated as of January 1, 2020, between Polestar Performance AB and Volvo Car Corporation, is a supply and license agreement under which Volvo Car Corporation distributes the aftermarket parts and accessories of Polestar Performance AB throughout the world, besides in China. Under this agreement, Polestar Performance AB also grants Volvo Car Corporation certain licensing rights with respect to Polestar Performance AB's intellectual property. The agreement provides that Volvo Car Corporation will pay a monthly license fee to Polestar Performance AB, and this license fee will be set at a rate that enables Volvo Car Corporation to receive an arm's length compensation for its services. If the "Parts Profit" for a month is less than the "Distribution Profit" (each as defined in the agreement), Polestar Performance AB must pay Volvo Car Corporation for the shortfall. The agreement remains in effect until terminated by either party. Either party may terminate the agreement for convenience with 18 months' written notice to the other. Further, either party may terminate the agreement within 30 days of written notice for a material breach or immediately upon the insolvency of the other party.
New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited, a joint venture between Volvo Car Corporation and Santander Consumer (UK) plc, and Polestar Automotive UK Limited, is an agreement under which Volvo Car Financial Services UK Limited has agreed to make a standing offer to sell Floorplan Vehicles to Polestar Automotive UK Limited, and Polestar has agreed to purchase such Floorplan Vehicles. Under the agreement, Polestar may display Floorplan Vehicles for sale via the internet or on its premises or those premises operated by third party entities approved by and acting for or on behalf of Polestar for the purpose of marketing and in return, Polestar has agreed to pay certain charges to Volvo. The agreement may be terminated by either party at any time with written notice to the other party.
Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc. is an agreement governing the outbound logistics through the utilization of Volvo Cars USA LLC's existing vehicle distribution process. Under the agreement, Polestar pays Volvo for the estimated hours of work performed and other costs incurred by Volvo Cars. The agreement remains in full force and effect until the services are completed and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Finance Cooperation Agreement, dated as of May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited. Under this agreement, Volvo Car Financial Services UK Limited (i) provides financing to Polestar Automotive UK Limited to enable Polestar Automotive UK Limited to purchase Polestar vehicles, (ii) markets and sells retail finance arrangements to customers in accordance with the terms of the agreement and (iii) agrees to develop and operate a technical infrastructure to be used to market and sell such financial arrangements. Should Polestar Automotive UK Limited be interested in additional financing services not included in the "Services" (as defined in the agreement), it promises to use its best endeavors to engage Volvo Car Financial Services UK Limited as their financial partner for such services. The agreement continues in effect until the third anniversary of when the Services commenced. After such initial term, the agreement automatically continues in effect for subsequent terms of 36 months unless one of the parties provides a written termination notice to the other at least six months prior to the expiration of the original term or any subsequent 36 month extension term. In addition, Polestar Automotive UK Limited and Volvo Car Financial Services UK Limited each have certain termination rights as described in the agreement. Further, if certain severe market disruptions occur, Volvo Car Financial Services UK Limited has the right to unilaterally revise any of the commercial terms of the agreement. Volvo Car Financial Services UK Limited also has the right to revise the commercial terms of the agreement once every 12 months should a "Trigger Event" (as defined in the agreement) occur.
Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated as of June 14, 2021, between Polestar Performance AB and Volvo Car Financial Services UK Limited. Under this deed, Polestar Performance AB (i) guarantees to Volvo Car Financial Services UK Limited timely performance by Polestar Automotive UK Limited of all of the "Guaranteed Obligations" (as defined in the agreement), (ii) promises to immediately pay any amount due should Polestar Automotive UK Limited not pay any Guaranteed Obligation and (iii) promises to indemnify Volvo Car Financial Services UK Limited in certain circumstances. There is no limit on the amount recoverable by Volvo Car Financial Services UK Limited from Polestar Performance AB under the deed, and the deed is a continuing guarantee. Polestar Performance AB can terminate the deed at any time by giving at least three months' written notice specifying the termination date to Volvo Car Financial Services UK Limited, though Polestar Performance AB has certain continuing liabilities under the deed.
Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd. is an agreement under which Genius Auto Finance Co., Ltd. provides finance services to Polestar Automotive China Distribution Co., Ltd., including retail finance to end customers in order to assist them with buying vehicles from Polestar, among other things. Genius Auto Finance Co., Ltd. helps to make retail finance credit available to end customers, offers competitive rates and terms for such customers and provides Polestar a service fee as compensation for the services Polestar provides to them, such as explaining the retail finance to customers, assisting with collecting application documents from customers and reviewing such documents. The Finance Cooperation Agreement continues for an initial term of three years, after which it continues unless terminated by either party with at least six months' prior written notice.

The Framework Agreement on Import and Export of Polestar Vehicles between Volvo Car Corporation and Polestar Performance AB, dated June 21, 2022, establishes the framework for import of Polestar vehicles into the United States by Volvo Cars. The Volvo Cars entity will purchase Polestar vehicles from Polestar and resell those vehicles to the Polestar distributor. In calculating the sales price of Polestar vehicles to Volvo Cars, the Volvo Cars purchase price will include the amount of duties refunded to the Volvo Cars under the U.S. duty drawback regulations. This Agreement will continue until claims for duty drawback have been made on all eligible Polestar vehicles.
The Research and Development Frame Agreement, dated as of July 5, 2022, between Polestar Performance AB and China Euro Vehicle Technology AB governs China Euro Vehicle Technology AB's provision to Polestar Performance AB of facilities, skills, material and human resources for conducting activities of research and development in connection with automotive goods such as passenger cars, auto components and parts and service parts. Fees paid under the agreement are in part based on actual development and disbursement costs and take into account the full costs incurred plus an arm's length mark-up. The agreement is in effect for two years, unless terminated for convenience by either party with six months' prior written notice or for good cause or default.
The Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. and Polestar Automotive China Distribution Co. Ltd. govern Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd.'s provision of certain services related to manufacturing engineering support for running change program upgrades of the Polestar 2 vehicle. Service charges are based on actual hours required for the service to be performed, and the hourly rates are determined on an annual basis. The agreement is in effect until the end of production of the Polestar 2 car (until the services are completed) and may be terminated by either party with immediate effect in the event of a material breach. Polestar Automotive China Distribution Co. Ltd. may terminate the agreement for certain types of breach with immediate effect and also may terminate the agreement for convenience with 30 days' prior written notice to Zhongjia Automobile Manufacturing (Chengdu) CO., Ltd. Either party is also entitled to terminate the agreement for convenience with 60 days' prior written notice to the other party.
Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides to and manages on behalf of Polestar Performance AB various cloud infrastructure and connected services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge based on the development, operations and maintenance costs and determined using the cost plus method. Polestar Performance AB also reimburses Volvo Car Corporation for all costs Volvo Car Corporation incurs in order to provide unique development services for Polestar. The agreement is effective retroactively from January 1, 2018, and remains in effect until terminated in accordance with the agreement. The agreement may be terminated by either party upon a material breach that has not been remedied within 30 days of written notice from the other party to remedy such breach or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Polestar Performance AB is also entitled to terminate the agreement with immediate effect under certain circumstances as specified in the agreement. Further, either party may terminate the agreement for convenience upon providing 18 months' written notice to the other party.
Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation, is a framework service agreement under which Volvo Car Corporation's aftermarket organization provides Polestar Performance AB with services supporting Polestar's aftermarket deliveries to car customers and Polestar workshops who are repairing, maintaining and/or servicing Polestar vehicles. The services provided are called off by Polestar according to an agreed call off process. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge for the services called off, taking into account the actual hours required for the services to be performed, plus a fee for the use of the VOICE system supporting automated translation and publication. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect until December 31, 2025, when after it needs to be extended. Either party may terminate the agreement for convenience, or cancel a called off service, upon 6 months' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. The parties can agree on shorter cancellation notice on individual call offs/services.
Amendment Agreement No. 1, dated December 13, 2022, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding an additional model year program. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Automotive China Distribution Co. Ltd. is also entitled to terminate the agreement with 120 days' written notice. While Polestar Automotive China Distribution Co. Ltd. may cancel the delivery of "Polestar Times Technology" or "PS Unique Volvo Technology" (each as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement). The Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB largely mirrors the previously described Amendment Agreement No. 1, relating to the License and License Assignment Agreement, dated April 2021, but with Polestar Performance AB acting as the relevant Polestar party.

Change Management Agreement, dated as of December 31, 2023, between Volvo Car Corporation and Polestar Performance AB is an agreement regulating certain updates and upgrades made to certain technology in the Polestar 2. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a fee based on Polestar's volume share of Volvo Car Corporation's actual development cost, as calculated on a time and material basis applying an arm's length mark-up. The hourly rates charged under the agreement are reviewed and updated annually. The agreement remains in effect during the validity of the license period of the license granted under the agreement unless terminated upon 12 months' written notice. In addition, the agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Further, Polestar Performance AB also has certain termination and cancellation rights under the agreement.
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
Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd, the seller, and Chengdu Jisu New Energy Vehicle Co., Ltd., a subsidiary of Geely, the purchaser, governs the sale of Polestar unique tooling and equipment and Polestar unique vendor tooling (the 'Transferred Assets' as defined in the agreement, for production of Polestar 3 in Volvo Car Corporation's plant in Chengdu, China. The ownership and title of the Transferred Assets will be transferred from Polestar Automotive China Distribution Co., Ltd to Chengdu Jisu New Energy Vehicle Co., Ltd upon full payment by Polestar to third-party vendors. The agreement remains in effect until fully fulfilled or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
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
Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory is an agreement governing the manufacturing of Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Automotive China Distribution Co., Ltd.'s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within forty-five (45) days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Automotive China Distribution Co., Ltd. discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Automotive China Distribution Co., Ltd. must pay certain exit costs.
Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation is an agreement governing the manufacturing of Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB's pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within 45 days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Performance AB discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.

Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB, is a service agreement in relation to research and development services for the Polestar 5 provided by Zhejiang ZEEKR Automobile Research & Development Co., Ltd to Polestar Performance AB. The agreement remains in effect, unless terminated in accordance with agreement, during the performance of the services. Either party may terminate with immediate effect in the event of material breach which has not been remedied within 30 days from written notice or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to cancel the services performed for convenience upon 60 days' written notice.
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
Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd, is a framework agreement governing the project of localization and manufacturing of Polestar 4 at the manufacturing plant in Busan Korea. The Framework Agreement sets the framework for inter alia the localization, production and supply of Polestar Vehicles in the Plant, as well as the financial arrangements agreed between the Parties. The cooperation will be further detailed in different agreements for the distinct functions and phases of the Project. The Agreement becomes effective on the date of signature and remains in full effect until the first anniversary after the End of Production, unless mutually terminated by the Parties. Either party may terminate immediately due to breach which has not been remedied within sixty (60) days from written notice or insolvency by the other party. The Framework also regulates the principles for cross-termination if any of the project agreements need to be terminated due to material breach by any of the Parties.
Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation is an agreement governing the Polestar 3 project and the overall responsibility and coordinating role for Volvo Car Corporation for the complete Polestar 3 vehicle and related deliveries made by Volvo Car Corporation and its affiliates including some core collaboration principles.
Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing is an agreement governing the manufacturing of Polestar 3 at the manufacturing plant in Chengdu. Under the agreement, Zhejiang Haoqing Automobile Manufacturing Co. Ltd. Chengdu Branch Zhejiang Haoqing and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. manufacture and assemble the vehicle and sell the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Automotive China Distribution (Taizhou) Co., Ltd.'s pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Automotive China Distribution (Taizhou) Co., Ltd. discontinues having vehicles produced at the Chengdu plant under the agreement prior to its termination, Polestar Automotive China Distribution (Taizhou) Co., Ltd. must pay certain exit costs.

Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. is an agreement governing the manufacturing of Polestar 3 at the manufacturing plant in Chengdu. Under the agreement, Zhejiang Haoqing Automobile Manufacturing Co. Ltd. Chengdu Branch Zhejiang Haoqing and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd manufacture and assemble the vehicle and sell the completed product to Polestar Performance AB. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB's pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd. and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Performance AB discontinues having vehicles produced at the Chengdu plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
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
Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding additional model year programs. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days' written notice. While Polestar Performance AB may cancel the delivery of "Polestar Times Technology" or "PS Unique Volvo Technology" (each as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement).
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

Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd. and Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation, is an agreement related to the license to technology related to Polestar branded vehicles. The license fee paid under the agreements is in part based on actual development costs and take into account the full cost incurred plus an arm's length mark-up. The fee also takes into account the value of "Existing Know-How and Technology" (as defined in the Car Model Assignment and License Agreement). The hourly rates charged under the agreements are reviewed and updated annually by the parties. The Framework Assignment and License Agreement remains in effect until six months after all Car Model Assignment and License Agreements entered into between the parties have expired or been terminated. Further, the Framework Assignment and License Agreement may terminate within 60 days of written notice for breach of the Framework Assignment and License Agreement or of a Car Model Assignment and License Agreement or immediately upon the insolvency of either party. The Car Model Assignment and License Agreement remains in force during the validity of the license period of the license granted under the contract. Further, a Car Model Assignment and License Agreement may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar also has additional termination and cancellation rights under the Car Model Assignment and License Agreements. The termination of the Framework Assignment and License Agreement terminates all of the Car Model Assignment and License Agreements, while the termination of one Car Model Assignment and License Agreement does not automatically affect the validity of the Framework Assignment and License Agreement or any other Car Model Assignment and License Agreement.
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
Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022, is a license assignment and service agreement under which Volvo Car Corporation provides development services to Polestar Automotive China Distribution Co. Ltd. The agreement relates to certain technology to be developed, assigned or licensed by Volvo Car Corporation to Polestar Automotive China Distribution Co. Ltd. for use in future model year programs of the Polestar 2. The Amendment Agreement is adding an additional model year program. The monthly fee paid under the agreement is based on estimated development costs using the cost plus method and the actual hours required for the services billed at an hourly rate. The hourly rates are determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services and the validity of the license period of the license granted under the agreement. Either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Automotive China Distribution Co. Ltd. also has additional service cancellation and termination rights under the agreement. In the event of certain breaches by Volvo Car Corporation, Polestar Automotive China Distribution Co. Ltd. is also entitled to terminate the agreement with 120 days' written notice. While Polestar Automotive China Distribution Co. Ltd. may cancel the delivery of "Polestar Times Technology" or "PS Unique Volvo Technology" (each as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement).
Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation, is a framework service agreement under which Volvo Car Corporation's aftermarket organization provides Polestar Performance AB with services supporting Polestar's aftermarket deliveries to car customers and Polestar workshops who are repairing, maintaining and/or servicing Polestar vehicles. The services provided are called off by Polestar according to an agreed call off process. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge for the services called off, taking into account the actual hours required for the services to be performed, plus a fee for the use of the VOICE system supporting automated translation and publication. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No. 1 is an extension of the Framework Service Agreement with another two years, to now remain in effect until December 31, 2025, whereafter it needs to be prolonged. Either party may terminate the agreement for convenience, or cancel a called off service, upon 6 months' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. The parties can agree on shorter cancellation notice on individual call offs/services.
Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with various operation and maintenance services related to the GOLD Platform. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge based on Polestar Performance AB's share of actual hours required for the services to be performed by Volvo Car Corporation. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No. 1 is to update the scope of services related to the GOLD platform, the Affiliate definition as well as the interest for late payment. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 60 days' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has certain service cancellation rights and has an immediate termination right with respect to certain breaches by Volvo Car Corporation.

Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation, is a service agreement under which Volvo Car Corporation provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Volvo Car Corporation on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to terminate for convenience within 30 days' written notice and Volvo Car Corporation has the right to terminate for convenience within 60 days' written notice.
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
Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. is a service agreement under which Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. provides manufacturing engineering services related to future model year programs of the Polestar 2. The monthly service charge is based on actual hours required for the service to be performed. The hourly rate is determined by Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. on an annual basis. The agreement remains in effect during the performance of the services. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB has the right to terminate for convenience within 30 days' written notice and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. has the right to terminate for convenience within 60 days' written notice.
Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB is a service agreement under which Volvo Car Corporation provides to and manages on behalf of Polestar Performance AB various cloud infrastructure and connected services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge based on the development, operations and maintenance costs, which is determined using the cost plus method. Polestar Performance AB also reimburses Volvo Car Corporation for all costs Volvo Car Corporation incurs in order to provide unique development services for Polestar. The Amendment Agreement No.1 is to update the scope of the services by adding additional Polestar vehicle models to the scope, as well as updating the interest for late payment. The agreement is effective retroactively from January 1, 2018, and remains in effect until terminated in accordance with the agreement. The agreement may be terminated by either party upon a material breach that has not been remedied within 30 days of written notice from the other party to remedy such breach or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Polestar Performance AB is also entitled to terminate the agreement with immediate effect under certain circumstances as specified in the agreement. Further, either party may terminate the agreement for convenience upon providing 18 months' written notice to the other party.
Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB is a service agreement in relation to research and development services for the Polestar 5 provided by Zhejiang ZEEKR Automobile Research & Development Co., Ltd to Polestar Performance AB. The agreement remains in effect, unless terminated in accordance with the agreement during the performance of the services. Either party may terminate with immediate effect in the event of a material breach which has not been remedied within 30 days from written notice or immediately upon the insolvency of the other party. Polestar Performance AB also has the right to cancel the services performed for convenience upon 60 days' written notice.
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

Amended Agreement No. 1, dated August 14, 2024, to Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days' written notice to Ningbo Geely Automobile Research & Development Co., Ltd.
Amendment Agreement No. 2, dated August 30, 2024, related to the Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB, is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with outbound logistics services via the use of Volvo Car Corporation's existing vehicle distribution network. The agreement is one of six agreements that the parties have agreed to enter into relating to such outbound logistics services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account the estimated hours and other costs for the services to be performed. The service charges are updated each new calendar year based on changes in required resources, costs and forecast volumes. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No.2 is to update the scope of services, adding additional Polestar vehicle models to the scope, update the Affiliate definition, interest for late payment, limitation of liability, governance and escalation principles as well as the services charges. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 12 months' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation.
Amendment Agreement No.1, dated August 30, 2024, related to the Polestar Engineered License Agreement, executed as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB is a license agreement under which Polestar Performance provides a license to Volvo Car Corporation relating to certain intellectual property developed by Polestar Performance AB. The Amendment Agreement No.1 is to update the term and the scope of the licensed intellectual property. The amendment is effective as of Volvo model year 2025 and remains in effect until terminated in accordance with the agreement.
Amendment Agreement No. 1, dated September 5, 2024, related to the Service Agreement, effective as of January 28, 2021, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc. is an agreement governing the outbound logistics through the utilization of Volvo Cars USA LLC's existing vehicle distribution process. Under the agreement, Polestar pays Volvo for the estimated hours of work performed and other costs incurred by Volvo. The Amendment Agreement No.1 is to update the scope of the services, adding additional Polestar vehicle models to the scope, update the Affiliate definition, interest for late payment, limitation of liability, governance and escalation principles as well as the services charges. The agreement remains in full force and effect until the services are completed and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Manufacturing Agreement, dated as of September 6, 2024, and as amended by Amendment No. 1 dated February 10, 2025, between Polestar Performance AB and Volvo Car US LLC is an agreement governing the manufacturing of the Polestar 3 at the manufacturing plant in Charleston U.S. Under the agreement, Volvo Car US LLC manufactures and assembles the vehicle and sells the completed product to Polestar Performance AB or any of its affiliates. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB's pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted if not considered arm's length according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Volvo Cars US LLC, and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Performance AB discontinues having vehicles produced at the Charleston plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Supplement Agreement 1, dated October 1, 2024, to Manufacturing Agreement, dated as of July 24, 2023, between Polestar Automotive China Distribution Co., Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory is an agreement governing the manufacturing of the Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Automotive China Distribution Co., Ltd.'s pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and are subject to review and amendment monthly. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within forty-five (45) days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case of certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Automotive China Distribution Co., Ltd. discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Automotive China Distribution Co., Ltd. must pay certain exit costs.

Supplement Agreement 1, dated October 8, 2024, to Manufacturing Agreement, dated as of July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory and Shanghai Global Trading Corporation is an agreement governing the manufacturing of the Polestar 4 at the manufacturing plant in Hangzhou Bay. Under the agreement, Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory manufactures and assembles the vehicle and sells the completed product to Polestar Automotive China Distribution Co., Ltd. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB's pro rata portion of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within 45 days from written notice or insolvency by the other party. Polestar Automotive China Distribution Co., Ltd also has the right to terminate in case of certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Performance AB discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Supplement Agreement 1, dated December 23, 2024, to Service Agreement, dated as of December 28, 2021, dated December 23, 2024, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB is an agreement governing the outsourcing of development services for Polestar vehicles. The agreement remains in full force and effect until the services are completed. Polestar Performance AB pays Ningbo Geely Automobile Research & Development Co., Ltd a fixed service charge for the services provided. The agreement may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Additionally, Polestar Performance AB is entitled to cancel the services performed by Ningbo Geely Automobile Research & Development Co., Ltd for convenience upon 30 days' written notice to Ningbo Geely Automobile Research & Development Co., Ltd.
Amendment Agreement No.2, dated December 24, 2024, relating to the License, License Assignment and Service Agreement, dated June 30, 2019, between Volvo Car Corporation and Polestar Performance AB. The Amendment Agreement No.2 is to update the scope of the licensed intellectual property. The amendment is effective as December 24, 2024, and remains in effect until terminated in accordance with the agreement.
Agreement, dated January 15, 2025, between Volvo Personvagnar AB and Polestar Performance AB, is a payment agreement which regulates the terms for which Volvo Personvagnar AB and Polestar Performance AB will share the proceeds from selling GHG credits to a third party.
Amendment No. 1, dated February 10, 2025, to Manufacturing Agreement, dated as of September 6, 2024, between Polestar Performance AB and Volvo Car US LLC is an agreement governing the manufacturing of the Polestar 3 at the manufacturing plant in Charleston, U.S. Under the agreement, Volvo Car US LLC manufactures and assembles the vehicle and sells the completed product to Polestar Performance AB or any of its affiliates. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB's pro rata portion of the common cost of the plant, plus a mark-up that is reviewed and adjusted if not considered arm's length according to certain benchmarks. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles, as determined by Volvo Cars US LLC and are subject to review and amendment on a monthly basis. The agreement terminates seven years after becoming effective, and either party may terminate within 60 days of written notice for breach or immediately upon the insolvency of the other party. If Polestar Performance AB discontinues having vehicles produced at the Charleston plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Service Agreement, dated February 11, 2025, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB, is a service agreement in relation to a pre-study research and development service provided by Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. to Polestar Performance AB. The agreement remains in effect, unless terminated in accordance with agreement, during the performance of the services. Polestar Performance AB also has the right to cancel the services performed for convenience upon 30 days' written notice.
Framework Purchasing Agreement, dated March 11, 2025, between Polestar Performance AB and Ecarx (Hubei) Tech Co, Ltd, is a purchase agreement for Display Head Units (DHU) which remains in force until the last of the date of (i) fifteen (15) years following the end of Polestar's serial production for which the DHU is used, or (ii) the expiry of the last of the purchase agreements entered into under the FPA for the DHU. It includes a license granting EcarX the right to use Polestar's IP to fulfill its obligations under the agreement.
User Right Agreement, dated March 20, 2025, between Polestar Performance AB, the owner, and Volvo US LLC., the user, governs the right to use Polestar unique vendor tooling for production of Polestar 3 in Volvo Car Corporation's plant in Charleston, U.S. The right to use the tooling will be granted to the user and for which compensation will be paid by the user to the owner as defined in the agreement. The agreement is effective as of March 20, 2025, and remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with 24 months' notice or with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
User Right Agreement, dated March 21, 2025, between Polestar Automotive USA Inc., the owner, and Volvo US LLC., the user, governs the right to use Polestar unique vendor tooling for production of Polestar 3 in Volvo Car Corporation's plant in Charleston, U.S. The right to use the tooling will be granted to the user and for which compensation will be paid by the user to the owner as defined in the agreement. The agreement is effective as of March 21, 2025, and remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with 12 months' notice or with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.

User Right Agreement, dated March 23, 2025, between Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Polestar Automotive China Distribution Co Ltd that governs the right for Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd to use Polestar unique vendor tooling and inhouse equipment, owned by Polestar. for production of Polestar 4 in the plant in Hangzhou Bay. The agreement is effective as of March 23, 2025, and remains in effect until terminated in accordance with the terms of the agreement.
Change Framework Agreement, dated June 13, 2025, between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd, is a framework agreement for development services and technology relating to updates and upgrades of the Polestar 4 vehicle. The framework agreement remains in effect during the lifecycle of the Polestar 4 vehicle and the duration of the license granted. In the event of certain breaches, the Parties are also entitled to terminate the agreement and any agreement under this agreement with 30 or 90 days' written notice depending on the breach. Further, Polestar Performance AB may cancel the Framework agreement and any deliveries for convenience upon 30 days' written notice.
Securities Purchase Agreement, dated June 16, 2025, between PSD Investment Limited and the Company, pursuant to which Polestar agreed to sell 190,476,190 Class A American Depositary Shares (the "Class A ADS shares") to PSD Investment for an aggregate purchase price of USD 200,000,000 through a private investment in public equity. PSD Investment is an investment vehicle controlled by Mr. Li Shufu.
PSD Registration Rights Agreement, dated July 23, 2025, between PSD Investment Limited and the Company, to register for sale the securities purchased in connection with the Securities Purchase Agreement dated June 16, 2025.
License, License Assignment and Service Agreement, dated August 19, 2025, between Volvo Car Corporation and Polestar Performance AB, is a license assignment and service agreement for certain development services and technology relating to model year updates and upgrades of Polestar 3 vehicle. The agreement remains in effect during the lifecycle of the Polestar 3 vehicle and the duration of the license granted. In the event of certain breaches by Volvo Car Corporation, Polestar Performance AB is also entitled to terminate the agreement with 120 days' written notice. While Polestar Performance AB may cancel the delivery of "Polestar Technology" or "PS Unique Volvo Technology" (each as defined in the agreement) for convenience upon 30 days' written notice, both parties are limited in their ability to cancel the delivery of "Volvo Technology" (as defined in the agreement).
Concept Phase Study Agreement, dated August 19, 2025 between Polestar Performance AB and Volvo Personvagnar where the Parties have agreed to review a new development on a specific architecture and the services included to perform this activity. The Service Charges payable are based on the actual hours used. The hourly rate is determined by Volvo Car Corporation on an annual basis. Either Party is entitled to terminate the Agreement if the other Party commits a material breach, which is not remedied within a set period or if the other Party becomes insolvent and in addition Polestar is entitled to cancel the Agreement for convenience within a set notice period.
Sales and Purchase Agreement, dated August 25, 2025, between Polestar Automotive China Distribution Co., Ltd, the seller, and Zhejiang Geely Industry Investment Holdings Co., Ltd., a subsidiary of Geely, the purchaser, governs the sale of Polestar unique tooling and equipment and Polestar unique vendor tooling, the ‘Transferred Assets' as defined in the agreement, for production of Polestar 4. The ownership and title of the Transferred Assets will be transferred from Polestar Automotive China Distribution Co., Ltd to Zhejiang Geely Industry Investment Holdings Co., Ltd. upon payment of the Purchase Price covering such Transferred Assets. The agreement is effective as of August 25, 2025, and remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Amendment Agreement No.3, dated August 28, 2025, related to the Service Agreement, dated March 24, 2020, between Volvo Car Corporation and Polestar Performance AB, and amended by Amendment Agreement No.1, dated May 21, 2021 and Amendment Agreement No.2, dated August 30, 2024, is a service agreement under which Volvo Car Corporation provides Polestar Performance AB with outbound logistics services via the use of Volvo Car Corporation's existing vehicle distribution network. The agreement is one of six agreements that the parties have agreed to enter into relating to such outbound logistics services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a monthly service charge taking into account the estimated hours and other costs for the services to be performed. The service charges are updated each new calendar year based on changes in required resources, costs and forecast volumes. The hourly rates used to calculate the service charges are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No.3 updated the services charges for 2025. The agreement remains in effect until the services are complete. Either party may terminate the agreement for convenience upon 12 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. Polestar Performance AB also has an immediate termination right with respect to certain breaches by Volvo Car Corporation.
Amendment Agreement No.2, dated September 11, 2025, related to the Service Agreement, effective as of January 28, 2022, and the Amendment Agreement No.1, dated September 5, 2024, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc. is an agreement governing the outbound logistics services through the utilization of Volvo Cars USA LLC's existing vehicle distribution process. Under the agreement, Polestar pays Volvo for the estimated hours of work performed and other costs incurred by Volvo. The Amendment Agreement No.2 is to update the services charges for 2025, The agreement remains in full force and effect until the services are completed and may be terminated by either party within 30 days of written notice for breach that is unable to be remedied or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy.
Undertaking, dated October 27, 2025, between Zhejiang Geely Holding Group Co., Ltd, Renault Korea Co., Ltd and Polestar Performance AB relating to certain liabilities due under the Polestar 4 manufacturing agreement. The undertaking is valid until 31 December 2029 or the earlier termination of the manufacturing agreement.

Amendment Agreement No. 2, dated November 19, 2025, related to the Framework Service Agreement, dated December 23, 2022, and Amendment Agreement No. 1, dated December 27, 2023, between Polestar Performance AB and Volvo Car Corporation, is a framework service agreement under which Volvo Car Corporation's aftermarket organization provides Polestar Performance AB with services supporting Polestar's aftermarket deliveries to car customers and Polestar workshops who are repairing, maintaining and/or servicing Polestar vehicles. The services provided are called off by Polestar according to an agreed call off process. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge for the services called off, taking into account the actual hours required for the services to be performed, plus a fee for the use of the VOICE system supporting automated translation and publication. The hourly rates used to calculate the service charge are calculated using the full cost incurred plus an arm's length markup, and the hourly rates are determined by Volvo Car Corporation on an annual basis. The Amendment Agreement No. 2 is an extension of the Framework Service Agreement for another two years, to now remain in effect until December 31, 2027, whereafter it may be extended. Either party may terminate the agreement for convenience, or cancel a called off service, upon 6 months’ written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party. The parties can agree on shorter cancellation notice on individual call offs/services.
Change Agreement for Model Year, dated as of December 4, 2025, under the terms of Change Framework Agreement, dated June 13 2025,between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd, is a license assignment and service agreement relating to certain development services and technology relating to model year updates and upgrades of the Polestar 4 Vehicle. The agreement remains in effect during the lifecycle of the Polestar 4 vehicle and the duration of the license granted. In the event of certain breaches, the Parties are also entitled to terminate the agreement with 30 or 90 days' written notice depending on the breach. Further, Polestar Performance AB may cancel the delivery for convenience upon 30 days' written notice.
Conversion Agreement, dated December 19, 2025, between the Company and Geely Sweden Automotive Investment AB, in which Geely agreed with the Company to convert approximately USD 300,000,000 of its outstanding principal and interest owed by Polestar under the Geely Term Loan Facility into equity.
Performance Software Agreement, dated December 24, 2025, between Polestar Performance AB and Volvo Car Corporation AB is an agreement relating to the design, development and supply of performance enhancing software under which Volvo Cars distributes and sells the software and Polestar and Volvo share the related costs and profits. The agreement remains in effect until either party terminates the agreement. Either party may terminate the agreement for convenience by giving notice to the other party at least six months before the start of the next model year, which is week seventeen, day one of each year. If the agreement is terminated for convenience, the agreement will remain in force until the start of the next model year. Either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party.
Agreement, dated December 24, 2025, between Volvo Personvagnar AB and Polestar Performance AB, is a payment agreement which regulates the terms for which Volvo Personvagnar AB and Polestar Performance AB will share the proceeds from selling UK CO2 credits to a third party.
Change Agreement, dated as of December 26, 2025, under the terms of Change Framework Agreement, dated as of June 13 2025, between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd, is a license assignment and service agreement relating to certain development services and technology relating to updates and upgrades of the Polestar 4 Vehicle. The agreement remains in effect during the lifecycle of the Polestar 4 vehicle and the duration of the license granted. In the event of certain breaches, the Parties are also entitled to terminate the agreement with 30 or 90 days' written notice depending on the breach. Further, Polestar Performance AB may cancel the delivery for convenience upon 30 days' written notice.
Sales and Purchase Agreement, dated December 26, 2025, between Polestar Automotive China Distribution Co., Ltd, the seller, and Zhejiang Jidi Technology Co., Ltd., a subsidiary of Geely, the purchaser, governs the sale of Polestar unique vendor tooling, the ‘Transferred Assets' as defined in the agreement, for production of Polestar 5. The ownership and title of the Transferred Assets for the assets owned by Polestar as of the effective date will be transferred from Polestar Automotive China Distribution Co., Ltd to Zhejiang Jidi Technology Co., Ltd. upon payment of the Purchase Price covering such Transferred Assets. The ownership and title of the Transferred Assets for the assets yet to be owned by Polestar as of the effective date will be transferred from Polestar Automotive China Distribution Co., Ltd to Zhejiang Jidi Technology Co., Ltd. upon Polestar becoming the owner of such assets and Zhejiang Jidi Technology Co., Ltd. payment of the purchase price covering such transferred assets. The agreement was effective as of December 26, 2025, and remains in effect until fully performed or until terminated in accordance with the terms of the agreement. The agreement may be terminated by either party with immediate effect in the event of a material breach that has not been remedied within a certain amount of time after receiving written notice from the other party to remedy such breach or if the other party becomes insolvent or is contemplating or enters bankruptcy.
Service Agreement, dated January 12, 2026, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB is a service agreement under which Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. provides research and development services to Polestar Performance AB for the concept phase of the development of a new Polestar vehicle. The agreement provides that Polestar Performance AB will pay a fixed price service charge, for services provided up to PS milestone. This fixed price is based on an estimate of the hours and resources required to perform the services. The agreement remains in effect until PS milestone. Polestar Performance AB may terminate the agreement for convenience upon 30 days' written notice. Further, either party may terminate within 30 days of written notice for breach or immediately upon the insolvency of the other party.
Change Agreement, dated as of February 2, 2026, under the terms of Change Framework Agreement, dated as of June 13 2025, between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd, is a Pre-study agreement relating to certain development services and technology relating to updates and upgrades of the Polestar 4 Vehicle. The agreement remains in effect during the lifecycle of the Polestar 4 vehicle and the duration of the license granted. In the event of certain breaches, the Parties are also entitled to terminate the agreement with 30 or 90 days' written notice depending on the breach. Further, Polestar Performance AB may cancel the delivery for convenience upon 30 days' written notice.

Manufacturing and Vehicle Supply Agreement, dated February 6, 2026, between Polestar Performance AB ("Buyer") and Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd, Zhejiang Geely Automotive Co., Ltd., Wuhan Branch and Shanghai Global Trading Corporation (jointly referred to as "Supplier") is an agreement governing the manufacturing and vehicle supply of the Polestar 5. Under the agreement, Supplier manufactures and assembles the vehicle and sells the completed product to Polestar Performance AB. The vehicles produced in the plant are priced based on their full cost of production, including Polestar Performance AB’s agreed share of the common cost of the plant, plus a mark-up. The prices for the vehicles are determined annually based on reserved volumes and the estimated cost for producing the vehicles and are subject to review on a quarterly basis. The agreement terminates seven years after becoming effective, and either party may terminate immediately due to breach which has not been remedied within 45 days from written notice or insolvency by the other party. Polestar Performance AB also has the right to terminate in case certain other project related agreements are terminated due to a material breach or any insolvency or bankruptcy event of either Party or its Affiliates. If Polestar Performance AB discontinues having vehicles produced at the plant under the agreement prior to its termination, Polestar Performance AB must pay certain exit costs.
Amendment Agreement No.2, dated February 24, 2026, related to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB, and amended by Amendment Agreement No.1, dated May 16, 2024, is a service agreement under which Volvo Car Corporation provides to and manages on behalf of Polestar Performance AB various cloud infrastructure and connected services. The agreement provides that Polestar Performance AB will pay Volvo Car Corporation a service charge based on the development, operations and maintenance costs and determined using the cost plus method. Polestar Performance AB also reimburses Volvo Car Corporation for all costs Volvo Car Corporation incurs in order to provide unique development services for Polestar. The Amendment Agreement No.2 is to update the scope of the services by adding an additional Polestar vehicle model to the scope. The agreement is effective retroactively from January 1, 2018 and remains in effect until terminated in accordance with the agreement. The agreement may be terminated by either party upon a material breach that has not been remedied within 30 days of written notice from the other party to remedy such breach or immediately if the other party becomes insolvent or is contemplating or enters into bankruptcy. Polestar Performance AB is also entitled to terminate the agreement with immediate effect under certain circumstances as specified in the agreement. Further, either party may terminate the agreement for convenience upon providing 18 months' written notice to the other party.
Service Agreement, dated March 24, 2026, between Volvo Personvagnar AB and Polestar Performance AB, is a service agreement for certain manufacturing engineering ("ME") services in relation to a Model Year for a vehicle program. The Service Agreement remains in force until the Services are completed. The Service Charges payable are based on the actual hours used. The hourly rate is determined by Volvo Car Corporation on an annual basis. Either Party is entitled to terminate the Service Agreement, with immediate effect for material breach or if either Party becomes insolvent. Polestar is entitled to terminate this Service Agreement with immediate effect in case Volvo acts in breach, which is not significant and it has been escalated in accordance with the contract.
Amendment Agreement No.2, dated March 29, 2026, related to the a Manufacturing Agreement, dated September 6, 2024, between Volvo Car USA LLC and Polestar Performance AB. Under the Amendment Agreement No.2 the Parties agree on a change of Incoterms.
Footprint Consolidation Agreement, dated March 31, 2026, between Volvo Car Corporation and Polestar Performance AB, that provides for the consolidation of global manufacturing of the Polestar 3 (excluding the China domestic market) at the Charleston, South Carolina facility. During a transitional period until the fourth quarter of 2026, the parties will wind down certain activities and obligations related to the current manufacturing scheme for the Polestar 3 and prepare the Charleston facility for expanded production capabilities, subject to conditions described in the agreement.
Amendment Agreement, dated March 31, 2026, between Volvo Car USA LLC and Polestar Performance AB, is related to a Manufacturing Agreement executed as of September 6, 2024, between Volvo Car USA LLC and Polestar Performance AB. Under this Amendment Agreement No.2 the Parties have agreed on a change to the End of Production clause, Exit clause and a section in the exhibits.
Amendment Agreement No 3, dated March 31, 2026, between Volvo Car Corporation and Polestar performance AB related to a License, License Assignment and Service Agreement executed on June 3, 2019, between Volvo Car Corporation and Polestar performance AB. Under this Amendment Agreement, the Parties have agreed on the removal of certain deliverables under the Agreement.
Amendment Agreement No 2, dated March 31, 2026, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. related to a License Agreement executed on February 19, 2020, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd. Under this Amendment Agreement the Parties have agreed on the removal of certain deliverables.
User Right Agreement, dated April 10, 2026, between Zhejiang Geely Industry Investment Holdings Co., Ltd and Polestar Automotive China Distribution Co Ltd that governs the right for Polestar Automotive China Distribution Co Ltd to use Polestar unique vendor tooling and in-house equipment, owned by Zhejiang Geely Industry Investment Holdings Co., Ltd., for production of Polestar 4 in the plant in Hangzhou Bay. The agreement is effective as of August 25, 2025, and remains in effect until December 31, 2026 or otherwise terminated in accordance with the terms of the agreement.
User Right Agreement, dated April 10, 2026, between Zhejiang Jidi Technology Co., Ltd. and Polestar Automotive China Distribution Co Ltd that governs the right for Polestar Automotive China Distribution Co Ltd to use Polestar unique vendor tooling, owned by Zhejiang Jidi Technology Co., Ltd., for production of Polestar 5 in the plant in Chongqing. The agreement is effective as of October 1, 2025, and remains in effect until December 31, 2026, or otherwise terminated in accordance with the terms of the agreement.
Indemnification Under Articles of Incorporation; Indemnification Agreements
To the extent permitted by the Companies Act and the Polestar Articles, the Company is empowered to indemnify its directors and officers, as well as members of Polestar Group's senior management against liabilities in connection with their service at Polestar. The Company has also entered into indemnification agreements with its directors and officers, as well as members of Polestar Group's senior management.

These agreements, among other things, require the Company to indemnify such directors, officers and members of Polestar Group's senior management for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director, officer or member of Polestar Group's senior management in any action or proceeding arising out of their services in the Polestar Group. The Company plans to maintain an insurance policy pursuant to which such persons will also be insured against liability for actions taken in their respective capacities.
The Company believes that the indemnification of directors, officers and members of Polestar Group's senior management is necessary to attract and retain qualified persons. Insofar as such indemnification for liabilities arising under the Securities Act may be permitted to such individuals or control persons in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
The financial statements required by this item are included at Part III. Item 18 Financial statements.
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
Dividends and Distributions
The Company has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends in the foreseeable future and expects to reinvest all undistributed earnings to expand our operations, which we believe would be of the most benefit to our shareholders. The declaration of dividends, if there is any, will be subject to the discretion of the Board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others. Also see Exhibit 2.11 (Description of Securities).
B. Significant Changes
Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited Consolidated Financial Statements included in this Report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Class A ADSs and Class C-1 ADSs are listed on Nasdaq under the symbols "PSNY" and "PSNYW", respectively. Holders of Class A ADSs and Class C-1 ADSs should obtain current market quotations for their securities.
Information regarding Class A ADSs is described in Item 12.D - Description of Securities Other Than Equity Securities—American Depositary Shares and incorporated by reference herein.
Information regarding Class C-1 ADSs is described in Item 12.D Description of Securities Other Than Equity Securities—American Depositary Shares and incorporated by reference herein.
B. Plan of Distribution
Not applicable.
C. Markets
Class A ADSs and Class C-1 ADSs are listed on Nasdaq under the symbols "PSNY" and "PSNYW", respectively.
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
C. Material Contracts
Material Contracts Relating to the Company's Operations
Information pertaining to certain of the Company's material contracts is set forth in Item 3.D - Risk Factors, Item 4 - Information on the Company, Item 5 - Operating and Financial Review and Prospects, and Item 7.B - Major Shareholders and Related Party Transactions—Related Party Transactions.
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

Related Agreements
Director Agreements
At listing, the Company entered into letter agreements with the non-employee directors, pursuant to which non-employee directors receives (i) an annual fee of $200,000 (or $500,000 if the director serves as the chair of the Board), (ii) an additional annual fee of $10,000 if the director serves on the Nominating and Governance Committee or Compensation Committee (of $20,000 for the chairs of these committees), or $15,000 if the director serves on the Audit Committee (or $30,000 for the chair of the Audit Committee), and (iii) a Polestar car, subject to certain conditions. Directors are also paid on an annual basis for any special board projects or ad hoc board committees that involve board service, with such fees ranging from $10,000-$30,000. Pursuant to the letter agreements, 50% of the net annual fee (but not including any additional annual fee described above) for each non-employee directors is used to purchase the maximum number of Class A ADSs as may be purchased in the market at the prevailing rate. The Company is also expected to agree to reimburse each non-employee director for reasonable and properly documented expenses they incur in connection with their service as a non-employee director.
Indemnity of Directors
See —Additional Information—Memorandum and Articles of Association in Item 10.B above.
At the Business Combination Closing, Polestar adopted the Equity Plan and the Employee Stock Purchase Plan (each, as defined and described below). See Item 7.B - Major Shareholders and Related Party Transactions—Related Party Transactions for descriptions of material contracts.
For additional information on agreements related to the Business Combination, see Item 7.B - Major Shareholders and Related Party Transactions—Related Party Transactions—Business Combination Related Agreements, which is incorporated herein by reference.
D. Exchange Controls
There is no exchange control legislation or regulation in England or Wales except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanctions.
E. Taxation
Material U.S. federal income tax considerations
This section describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations promulgated under the Code (the "Treasury Regulations"), published guidance by the IRS and court decisions, all as of the date hereof, and does not take into account proposed changes in such tax laws. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of any U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of ADSs. This discussion also assumes the Company will not be a "controlled foreign corporation" as defined in the Code. The Company has not sought and does not intend to seek any rulings from the IRS regarding the ADSs. There is no assurance that the IRS will not take positions concerning certain tax consequences of the ownership and disposition of ADSs that are different from those discussed below, or that any such different positions would not be sustained by a court.
Further, this discussion applies only to ADSs held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to U.S. Holders in light of their particular circumstances or status, including the Medicare contribution tax on net investment income, or U.S. Holders who are subject to special rules, including:
•brokers or dealers.
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings.
•S-corporations.
•governments or agencies or instrumentalities thereof.
•a person subject to the base erosion and anti-abuse tax.
•mutual funds.
•pension funds.
•investors subject to the alternative minimum tax provisions of the Code.
•accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; investors subject to the U.S. "anti-inversion" rules.
•tax-exempt organizations (including private foundations), qualified retirement plans, individual retirement accounts or other tax deferred accounts.
•banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies.
•U.S. expatriates or former long-term residents of the United States.
•persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of any class of ADS or of the Company in the aggregate.
•persons holding ADSs as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position.
•U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.
•persons who purchased Subscription Shares as part of the Subscription Investments or the Volvo Cars Preference Subscription Investment.
•the GGI Sponsor and the initial independent directors of GGI; or
•persons that received ADSs as compensation for services.
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
Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by one or more U.S. corporations (including through the acquisition of all of the outstanding shares of a U.S. corporation); (ii) the non-U.S. corporation's "expanded affiliated group" does not have "substantial business activities" in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities (this test is referred to as the "substantial business activities test"); and (iii) after the acquisition, the percentage of the shares of the non-U.S. acquiring corporation held by former shareholders of the acquired U.S. corporation(s) by reason of holding shares in the U.S. acquired corporation(s) (taking into account the receipt of the non-U.S. corporation's shares in exchange for each U.S. corporation's shares) as determined for purposes of Section 7874 of the Code (the "Section 7874 ownership percentage") is at least 80% (by either vote or value) (this test is referred to as the "80% ownership test" and the three-prong test described in clauses (i)–(iii) above is referred to as the "Section 7874(b) expatriation test").
Further, Section 7874 of the Code can limit the ability of U.S. corporations and their U.S. affiliates acquired by "surrogate foreign corporations" to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if the Section 7874(b) expatriation test would be satisfied if the 80% ownership test were applied by substituting "60%" for "80%", in which case the taxable income of the U.S. corporations (and any U.S. person considered to be related to the U.S. corporations pursuant to applicable rules) for any given year, within a period beginning on the first date the U.S. corporations' properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporations' properties were acquired, will be no less than that person's "inversion gain" for that taxable year. A person's inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain. In addition, dividends paid by the Company would not qualify for "qualified dividend income" treatment. Further, there are additional requirements imposed on a U.S. corporation that has failed the substantial business activities test and met the 60% ownership test, including that such U.S. corporation must include, as base erosion payments that may be subject to a minimum tax, any amounts treated as reductions in gross income paid to a related non-U.S. person within the meaning of Section 59A of the Code.
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
If the IRS successfully asserts that the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes. However, if the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, dividend payments would generally constitute "qualified dividends" and be subject to tax at the rates accorded to long-term capital gains. Furthermore, if the IRS were to successfully assert that the 60% ownership test has been met, the ability of the U.S. subsidiaries of the Company to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited.
The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes, that dividends of the Company could be eligible to be treated as "qualified dividends" (if all other requirements are satisfied), and that the U.S. subsidiaries of the Company will not be subject to the limitations and other rules under Section 7874 of the Code.
American Depositary Shares
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, thirty Class A Shares, thirty Class C-1 Shares or Class C-2 Shares (as applicable) on deposit with the Depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the Depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
The remainder of this discussion assumes that, for U.S. federal income tax purposes, ownership of ADSs will be treated as ownership of the underlying Class A Shares or Class C Shares (as applicable).
U.S. Holders
For purposes of this discussion, a U.S. Holder means a beneficial owner of ADSs that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States.
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia.
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the trust's administration, and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
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
Subject to the discussion below under "—Passive Foreign Investment Company Rules", the gross amount of any distribution on Class A ADSs generally will be taxable to a U.S. Holder as dividend income on the date such distribution is actually or constructively received, but only to the extent that the distribution is paid out of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain, and it is not required to maintain, calculations of its earnings and profits under U.S. federal income tax principles, it is currently expected that any distributions generally will be reported to U.S. Holders as dividends. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations, but they may nonetheless qualify for other dividend received deductions depending on the ownership by a U.S. Holder. Each U.S. Holder should consult its own tax advisor to determine whether a deduction under Section 245A of the Code, or other sections, is available based on its particular circumstances.
With respect to non-corporate U.S. Holders, dividends will be taxed at the lower applicable long-term capital gains rate if Class A ADSs are readily tradable on an established securities market in the United States (which they will be if the Class A ADSs are traded on the Nasdaq) and certain other requirements are met, including that the Company is not classified as a passive foreign investment company during the taxable year in which the dividend is paid or the preceding taxable year and certain holding period requirements are met, or the Company qualifies for the benefits of certain U.S. income tax treaties. There can be no assurance that Class A ADSs will be considered readily tradable in an established securities market in future years or that the Company qualifies for the benefits of such treaty. U.S. Holders should consult their own tax advisors regarding the potential availability of the lower rate for any dividends paid with respect to Class A ADSs.
b. Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs
Subject to the discussion below under "—Passive Foreign Investment Company Rules", a U.S. Holder generally will recognize gain or loss on any sale, exchange or other taxable disposition of Class A ADSs in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder's adjusted tax basis in such securities. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class A ADSs generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder's holding period in such Class A ADS exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Class A ADSs generally will be treated as U.S. source gain or loss for foreign tax credit purposes.
If the Company redeems Class A ADSs, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Class A ADSs pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of the Company's stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of, among other things, owning multiple classes of ADSs) relative to all of shares of the Company's stock both before and after the redemption. A redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is "substantially disproportionate" with respect to the U.S. Holder, results in a "complete termination" of the U.S. Holder's interest in the Company or is "not essentially equivalent to a dividend" with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Class A ADSs actually owned by the U.S. Holder but also shares of stock of the Company that are actually or constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to ADSs owned directly, ADSs owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ADSs the U.S. Holder has a right to acquire by exercise of an option. To meet the substantially disproportionate test, the percentage of the Company's outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of such Class A ADSs must, among other requirements, be less than 80% of the percentage of the Company's outstanding voting ADSs actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder's interest if either all the ADSs actually and constructively owned by the U.S. Holder are redeemed or ADSs actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares of stock of the Company. The redemption of Class A ADSs will not be essentially equivalent to a dividend if the redemption from a U.S. Holder's results in a "meaningful reduction" of the U.S. Holder's proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder's proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction".
If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss with the consequences described in the first paragraph under this heading.
If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a distribution as described above in —Distributions on Class A ADSs.
Consequences to Holders of Class C ADSs
The U.S. federal income tax treatment of the Class C ADSs is uncertain because there is no authority addressing instruments with terms like the Class C ADSs. We intend to treat the Class C ADSs as stock of the Company for U.S. federal income tax purposes, however, it is possible that the Class C ADSs could be treated as warrants exercisable for stock of the Company. Regardless, holders of Class C ADSs are urged to consult their tax advisors regarding the U.S. federal income tax considerations relating to the ownership, conversion, or disposition of Class C ADSs.
a. Class C ADSs Treated as Stock
The following discussion assumes that the Class C ADSs are treated as stock for applicable U.S. federal income tax purposes.
i. Sale, Exchange, Redemption or Other Taxable Disposition of Class C ADSs
If the Class C ADSs are treated as stock for U.S. federal income tax purposes, then the consequences of a sale, exchange, redemption or other taxable disposition of a Class C ADSs are the same as described above under the heading —Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs.

ii. Conversion of a Class C ADS
The treatment of a conversion of Class C ADSs to Class A ADSs is unclear. Subject to the discussion below under the heading "—Passive Foreign Investment Company Rules" and the discussion of cashless conversion discussed below, a U.S. Holder may be treated as in part exchanging the converted Class C ADSs for Class A ADSs, and in part "exercising" such Class C ADSs. In this case, a U.S. Holder generally will not recognize gain or loss upon the conversion of a Class C ADS to a Class A ADS and would generally bifurcate its holding period in the Class A ADSs received upon conversion of the Class C ADSs, with a portion of the holding period of the Class A ADSs including the holding period of the Class C ADSs converted thereto, and a portion of the holding period of the Class A ADSs beginning on the date following the conversion. The ratio of such portions should be equal to the ratio of the fair market value of the converted Class C ADSs to the amount of the conversion price. A U.S. Holder's tax basis in a Class A ADS received upon conversion of a Class C ADS generally should be an amount equal to the sum of (i) the U.S. Holder's tax basis in the Class C ADS exchanged therefor and (ii) the conversion price. In the event that a Class C ADS is not converted to a Class A ADS prior to the applicable expiration date (a "conversion expiration"), a U.S. Holder may be able to recognize a capital loss equal to such U.S. Holder's tax basis in such Class C ADS.
Additionally, under the terms of the Class C ADSs, there are certain circumstances in which there may be a cashless conversion of the Class C ADSs. The tax consequences of such cashless conversion of a Class C ADS are not clear under current U.S. federal income tax law. A cashless conversion may be tax-deferred, either because the conversion is treated as a tax-free "recapitalization" for U.S. federal income tax purposes or because the conversion is not a realization event. In either tax-deferred situation, a U.S. Holder's basis in the Class A ADSs received would equal the U.S. Holder's basis in the Class C ADSs converted therefor. If the cashless conversion were treated as a recapitalization, the holding period of the Class A ADSs would include the holding period of the Class C ADSs converted therefor. If the cashless conversion were treated as not being a realization event, it is unclear whether a U.S. Holder's holding period for the Class A ADSs would be treated as commencing on the date of conversion of the Class C ADSs or the day following the date of conversion of the Class C ADSs. Further, under certain conditions, the Company has the right to redeem Class C ADSs for cash or for Class A ADSs. If the Class C ADSs are redeemed for Class A ADSs, the tax consequences of such redemption generally will be similar to those of a cashless conversion as discussed above.
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
b. Class C ADS Treated as Warrants
The following section assumes that the Class C ADSs are treated as warrants exercisable for Class A common stock, notwithstanding the Company's position that the Class C ADSs are treated as stock.
i. Sale, Exchange, Redemption or Other Taxable Disposition of Class C ADSs
If the Class C ADSs are treated as warrants for U.S. federal income tax purposes, then the consequences of a sale, exchange, redemption or other taxable disposition of a Class C ADSs are the same as described above under the heading —Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs.
ii. Conversion of a Class C ADS
If Class C ADSs are treated as warrants exercisable for Class A ADSs for U.S. federal income tax purposes, subject to the discussion below under the heading "—Passive Foreign Investment Company Rules", and except as discussed below with respect to a cashless conversion, a U.S. Holder generally will not recognize gain or loss upon the conversion of a Class C ADS to Class A ADSs. A U.S. Holder's tax basis in Class A ADSs received upon conversion of Class C ADSs generally should be an amount equal to the sum of (i) the U.S. holder's tax basis in the Class C ADSs exchanged therefor and (ii) the conversion price. The U.S. Holder's holding period for Class A ADSs received upon conversion of Class C ADSs will begin on the date following the date of conversion (or possibly the date of conversion) of the Class C ADSs and will not include the period during which the U.S. Holder held the Class C ADSs. If a Class C ADS is not converted to a Class A ADS prior to the applicable expiration date (a "conversion expiration"), a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder's tax basis in the Class C ADS.
If the Class C ADSs are treated as warrants for U.S. federal income tax purposes, the tax consequences of a cashless conversion of a Class C ADS are not clear under current U.S. federal income tax law. If the cashless conversion is treated as tax-deferred, the consequences are as described in the section above titled —Class C ADSs Treated as Stock.
It is also possible that a cashless exercise of Class C ADS could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Class C ADSs treated as surrendered to pay the exercise price of the Class A ADSs (the "surrendered Class C ADSs"). The U.S. Holder would recognize capital gain or loss with respect to the surrendered Class C ADSs in an amount generally equal to the difference between (i) the fair market value of the Class C ADSs deemed surrendered and (ii) the U.S. Holder's tax basis in the surrendered Class C ADSs. In this case, a U.S. Holder's tax basis in the Class A ADSs received would equal the U.S. Holder's tax basis in the Class C ADSs converted (meaning, the Class C ADSs disposed of by the U.S. Holder in the cashless conversion, other than the surrendered Class C ADSs) and the exercise price of such Class C ADSs. It is unclear whether a U.S. Holder's holding period for the Class A ADSs would commence on the date of the conversion of the Class C ADSs or the day following the date of exercise of the Class C ADSs.
Further, under certain conditions, the Company has the right to redeem Class C ADSs for cash or for Class A ADSs, as discussed in the sections titled —Redemption of Class C Shares for Cash, and —Redemption of Class C Shares for Class A ADSs, respectively. If the Class C ADSs are redeemed for cash, the tax consequences generally will be as described in the section titled —Sale, Exchange, Redemption or Other Taxable Disposition of Class A ADSs.

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
Possible Constructive Distributions
The terms of each Class C ADS provide for an adjustment to the number of Class A ADSs for which a Class C ADS may be exercised or converted, or to the exercise or conversion price of a Class C ADS in certain events, as discussed in Exhibit 2.11 (Description of Securities) of this Report. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Class C ADS would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holder's proportionate interest in the Company's assets or earnings and profits (e.g., through an increase in the number of the Class A ADSs that would be obtained upon exercise or conversion) as a result of a distribution of cash to the holders of Class A ADSs which is taxable to the U.S. Holders of such Class A ADSs as described under "—Distributions on Class A ADSs" above. Such constructive distributions would be subject to tax as described under that section in the same manner as if the U.S. holder received a cash distribution from the Company equal to the fair market value of such increased interest.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the ADSs could be materially different from that described above if the Company is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation's assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and certain rents. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation's income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock), and the nature of such non-U.S. corporation's activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.
Based on the projected composition of the Company's income and assets (including the income and assets of each subsidiary for which the Company owns, directly or indirectly, 25% or more (by value) of its stock), the Company does not believe it was classified as a PFIC for its most recent taxable year ended on December 31, 2025 and does not expect to be classified as a PFIC for its current taxable year or, to the best of its current estimates, for subsequent taxable years. However, the application of the PFIC rules is subject to uncertainty as the composition of the Company's income and assets may change in the future and, therefore, no assurances can be provided that the Company will not be a PFIC for the current taxable year or in a future year.
If the Company is or becomes a PFIC during any year in which a U.S. Holder holds ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to special tax rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of its ADSs, and (ii) any "excess distributions" it receives on its Class A ADSs (generally, any distributions in excess of 125% of the average of the annual distributions on Class A ADSs during the preceding three years or the U.S. Holder's holding period, whichever is shorter). Generally, under this excess distribution regime:
•the gain or excess distribution will be allocated ratably over the period during which the U.S. Holder held its ADSs.
•the amount allocated to the current taxable year will be treated as ordinary income; and
•the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
In lieu of being subject to the special tax rules discussed above with regard to its Class A ADSs, a U.S. Holder may make a mark-to-market election with respect to its ADSs and with respect to its Class C ADSs if treated as stock. A U.S. Holder may make a mark-to-market election if such shares are treated as "marketable stock". A mark-to-market election is not available with respect to the Class C ADSs if they are treated as warrants. The ADSs generally will be treated as marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a qualified non-U.S. exchange or other market (within the meaning of the applicable Treasury regulations). Although the ADSs are expected to be listed on Nasdaq, no assurance can be given that the ADSs will be "regularly traded" for purposes of the mark-to-market election. If any such mark-to-mark election is made, the applicable ADSs will be treated as if they were sold at the end of each year. The Company currently does not intend to provide information necessary for U.S. Holders to make a "qualified electing fund" election which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If the Company is classified as a PFIC for any taxable year, a U.S. Holder of ADSs will be required to file an annual report on IRS Form 8621. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder's taxable years being open to audit by the IRS until such Forms are properly filed.
U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ADSs in the event that the Company is considered a PFIC in any taxable year.
Additional Reporting Requirements

U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder's investment in "specified foreign financial assets" on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for ADSs held in accounts maintained at certain financial institutions). An interest in ADSs constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to the ownership and disposition of ADSs.
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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
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
No Stamp Duty should be payable on a paperless transfer of ADS, as Stamp Duty is only chargeable on executed written documents.
In contrast to Stamp Duty, SDRT may be applicable in the United Kingdom on the paperless transfer of securities. However, in line with the provisions of Sections 70(9) and 97(1) of the United Kingdom Finance Act 1986, no SDRT should be required to be paid on a paperless transfer of AD securities through the clearance service facilities of DTC, provided that DTC has not made an election under section 97A of the United Kingdom Finance Act 1986, and such AD securities are held through DTC at the time of any agreement for their transfer.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.

H. Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a "foreign private issuer", we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our Shares (although officers and directors are required to report their beneficial ownership holdings and their purchase and sale of Shares under Section 16(a) of the Exchange Act). In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the Exhibits, at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
The Company intends to furnish to the SEC with a Form 6-K its UK annual report along with the convening notice and proxy forms when such materials are distributed to its shareholders in advance of the Company's annual general meeting.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Polestar is exposed to certain market risks in the ordinary course of business. These risks primarily consist of credit risk, liquidity risk, interest rate risk and foreign currency exchange risk. Refer to Note 3 - Financial risk management in the accompanying Consolidated Financial Statements for detailed discussion of these risks and sensitivity analyses.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.

B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
For a description the Company's ADSs, see Exhibit 2.11 (Description of Securities) of this Report.

Fees and Charges
As an ADS holder, the holder will be required to pay the following fees under the terms of the applicable deposit agreement:

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
•taxes (including applicable interest and penalties) and other governmental charges (including any applicable stamp duty or SDRT).
•the registration fees as may from time to time be in effect for the registration of Shares on the share register and applicable to transfers of Shares to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively.
•certain cable, telex and facsimile transmission and delivery expenses.
•the fees, expenses, spreads, taxes and other charges of the Depositary and/or service providers (which may be a division, branch or affiliate of the Depositary) in the conversion of foreign currency.
•the reasonable and customary out-of-pocket expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, ADSs and ADRs.
•the fees, charges, costs and expenses incurred by the Depositary, the custodian, or any nominee in connection with the ADR program; and
•the amounts payable to the Depositary by any party to the applicable deposit agreement pursuant to any ancillary agreement to the applicable deposit agreement in respect of the ADR program, the ADSs, and the ADRs.
ADSs fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ADS Ratio Change
On December 9, 2025, Polestar's Class A, Class B, Class C-1 and Class C-2 American Depositary Shares (collectively, the "ADSs") ratio to the respective Class A, Class B, Class C-1 and Class C-2 ordinary shares (the "ADS Ratio") changed from the current ADS Ratio of one (1) ADS to one (1) ordinary share, to the new ADS Ratio of one (1) ADS to thirty (30) ordinary shares (the "ADS Ratio Change"). There is no change to the Company's Class A, Class B, Class C-1 or Class C-2 ordinary shares.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, the "Exchange Act") as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to the existence of material weaknesses in the Company's internal control over financial reporting described below.
Remediation of Prior Year Material Weaknesses
During fiscal year 2025, with the oversight of the Audit Committee of the Board of Directors, the Company continued to implement its remediation plans to address the material weaknesses disclosed in our Annual Report on Form 20-F for the period ended December 31, 2024. The Company has continued to hire additional individuals with the requisite internal control, accounting and finance knowledge and experience to assist with the development, enhancement and implementation of internal control procedures.
In 2025, the Company remediated the material weakness related to the completeness and accuracy of data used in the controls related to dealers' sales of vehicles revenue streams by redesigning and putting into effect improved internal controls.
The Company also remediated the material weakness related to the completeness and accuracy of the input data of debt transactions and the precision of review of debt transactions by developing and implementing internal controls addressing these areas.
The Company also remediated the material weakness related to the application of technical accounting and the review of the accounting for complex and non-routine transactions by hiring additional technical accounting resources and redesigning internal controls to ensure accurate accounting treatment of complex and non-routine transactions.
Further, the Company also remediated the material weakness related to the review of the completeness and accuracy of salary expenses in Europe by implementing redesigned internal controls to ensure the completeness and accuracy of the European salary reviews.
Despite the progress noted above, there were matters that hindered the Company's ability to remediate other material weaknesses identified in the prior year. Additional time is required to define processes, design and implement internal controls to align with organizational changes and system implementations.
While the remediation efforts during 2025 have improved our internal control over financial reporting and resulted in remediation of four of the material weaknesses identified as of December 31, 2024, remediation of the remaining material weaknesses as of December 31, 2025, will require further remediation activities.
Management's Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Management evaluated the effectiveness of its internal control over financial reporting as of December 31, 2025. In performing this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this evaluation, management has concluded that its internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses described below.
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
•Recognition of vehicle revenue in accordance with IFRS 15 in regard to (i) fleet customers, private individuals, and importers' sales of vehicles' revenue streams over the completeness and accuracy of data used in the controls, and (ii) fleet customers and private individuals sales of vehicles' revenue streams over the precision of review in management review controls. Further, there were insufficient controls over the completeness and accuracy of data used in the calculations of deferred revenue associated with sales of vehicles. In addition, the Company's controls related to appropriately identifying and valuing the performance obligations to defer revenue related to sales of vehicles were not operating with the right precision.
•The valuation of inventory, including the net realizable value assessment.
•The completeness and accuracy of the data used in the existence, completeness and classification of current versus non-current liability to repurchase vehicles sold under its sales of vehicles with repurchase obligations arrangements.
•Consideration of multiple cash generating units and changes in certain macroeconomic, industry, and market conditions related to the impairment test of intangible assets. Further, there were insufficient review controls over the completeness and accuracy of the data used in the impairment test.
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
As a result of the material weaknesses above, material errors were identified during the financial reporting close process during the current year and were adjusted for as part of the preparation of the financial statements. If we fail to adequately remediate these material weaknesses, they could result in additional material misstatements that may not be prevented or detected.
Remediation Status & Plans
In addition to the remediation of the material weaknesses described in "Remediation of Prior Year Material Weaknesses" above, management performed the following remediation efforts during 2025 as it relates to aspects of the previously identified material weaknesses that are not remediated as of year-end:
•continuing to operate redesigned and implemented internal controls to address the completeness and accuracy of data used in importer’s sales of vehicles revenue stream for which additional time is needed to test and ensure that the internal controls have operated during a sufficient time period.
Management is also undertaking ongoing remediation efforts related to the above identified material weaknesses including, (but not limited to):
•continuing to design, implement, document and test internal controls over financial reporting, to operate at a sufficient level of precision and frequency, evidencing the performance of the control.
•continuing to hire additional accounting and finance resources with appropriate accounting and reporting experience to execute timely key controls related to various financial reporting processes and allow proper segregation of duties.
•continuing to enhance existing policies and procedures and developing new policies and procedures to assist the finance organization in recording transactions appropriately.
•continuing to train accounting and finance resources on the requirements of the precision of the review and documentation of completeness and accuracy of the data used in the control with a focus on repurchase liability, accrued expenses, accounts payable, intangible assets, inventories, sales of vehicles, deferred revenue, journal entries, internally developed intangible assets and related party transactions.
•developing existing systems, designing new controls and training control performers to address control deficiencies related to primarily sales of vehicles and inventories to address the completeness and accuracy of information used in downstream controls.
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
For more information on risks related to material weaknesses in Polestar's internal control over financial controls, see Item 3.D - Risk Factors.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Deloitte AB, an independent registered public accounting firm. Deloitte AB has issued an adverse opinion on the Company's effectiveness of our internal control over financial reporting as stated in their report which is included below.
Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Polestar Automotive Holding UK PLC (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 17, 2026, expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning matters that raise substantial doubt about the Company's ability to continue as a going concern.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following control deficiencies constitute material weaknesses, either individually or in the aggregate, and are included in management's assessment:
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
•Recognition of vehicle revenue in accordance with IFRS 15 in regard to (i) fleet customers, private individuals, and importers' sales of vehicles' revenue streams over the completeness and accuracy of data used in the controls, and (ii) fleet customers and private individuals sales of vehicles' revenue streams over the precision of review in management review controls. Further, there were insufficient controls over the completeness and accuracy of data used in the calculations of deferred revenue associated with sales of vehicles. In addition, the Company's controls related to appropriately identifying and valuing the performance obligations to defer revenue related to sales of vehicles were not operating with the right precision.
•The valuation of inventory, including the net realizable value assessment.
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
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte AB

Gothenburg, Sweden
April 17, 2026
Changes in Internal Control over Financial Reporting
Except as noted above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [RESERVED]
16A. Audit Committee Financial Expert
The Board has determined that Christine Gorjanc and Cynthia Dubin, respectively, qualifies as an "audit committee financial expert" as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. Ms. Gorjanc and Ms. Dubin are independent within the meaning of the listing rules of Nasdaq. Information related to members of Polestar's audit committee is set forth under the Item 6.C Directors, Senior Management and Employees—Board Practices—Audit Committee.
16B. Code of Ethics
The Board has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of the Company's directors, officers, employees, and, as applicable, consultants and contractors. Key compliance areas for Polestar include, anti-corruption, data privacy, human rights, environmental compliance and socioeconomic compliance including competition law, labor law, and trade sanctions. The code of conduct addresses, among other things, competition, intellectual property, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code of conduct. Polestar encourages a speak-up culture where employees and other stakeholders can ask questions and raise concerns without fear of retaliation. Suspected breach of laws or regulations, or any conduct that is not consistent with Polestar's code of conduct, corporate policies or directives can be reported through Polestar's whistleblowing system SpeakUp with a guaranteed full anonymity.
Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on the Company's website. Amendments to the code will be promptly disclosed and posted on the Company's website. The code is available on Polestar's website at https://legal.polestar.com/uk/ethics/. Information contained on the Company's website is not incorporated by reference into this Report, and you should not consider information contained on the Company's website to be part of this Report.
16C. Principal Accountant Fees and Services
Deloitte AB served as Polestar's principal external auditor in 2025 and 2024. Deloitte AB's offices are located at Rehnsgatan 11, SE-113 79 Stockholm, Sweden and its PCAOB ID is 1126. The following table shows the aggregate fees billed or to be billed by Deloitte AB for the services indicated during the years ended December 31, 2025 and 2024 (in thousands of U.S. dollars):

	For the year ended December 31,
	2025	2024
Audit fees	19,775	15,746
Audit-related fees	74	200
Tax fees	10	—
All other fees	16	—
Total	19,875	15,946
Audit fees consists of the aggregate fees billed or to be billed for the audit of Polestar's annual consolidated financial statements and the statutory financial statements of certain subsidiaries. This includes interim review services that Deloitte AB provides related to regulatory filings with the SEC and the provision of comfort letters in connection with funding transactions.
Audit-related fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Polestar's financial statements and are not reported under Audit fees.
Tax fees are the aggregate fees billed for tax advisory and compliance services.
All other fees are the aggregate fees billed for other professional services that are not related to the above categories.
The Audit Committee has adopted a pre-approval policy that provides guidelines for audit, audit-related and other non-audit services that may be provided to Polestar. All of the fees in the table above were approved in accordance with this policy. The policy (a) identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that Deloitte AB's independence is not impaired; (b) describes the audit and audit-related services that may be provided and the non-audit services that are prohibited; and (c) sets forth pre-approval requirements for all permitted services. Under the policy, all services to be provided by Deloitte AB must be pre-approved by the Audit Committee. The Audit Committee has delegated authority to approve permitted services up to certain fee thresholds to the Audit Committee's Chair. Such approval must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting. Once the Audit Committee or its Chair has approved the overall fees for certain audit, audit-related or non-audit services to be provided by Deloitte AB, the Polestar Chief Financial Officer may then authorize specific fees of Deloitte AB up to certain capped amounts depending on the type of service.
16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
16F. Change in Registrant's Certifying Accountant
On October 8, 2025, the Audit Committee recommended the engagement of Öhrlings PricewaterhouseCoopers AB ("PwC") as the Company's new independent registered public accounting firm for the fiscal year ending December 31, 2026, to be effective upon approval at the Company's next Annual General Meeting, which is anticipated to occur in June 2026. PwC will replace Deloitte as the Company's independent registered public accounting firm. Deloitte's dismissal will be effective following the Company's 2026 Annual General Meeting and PwC's assumption of the independent auditor role.
During the years ended December 31, 2025 and 2024, and the subsequent interim period through the date of this annual report on Form 20-F, neither the Company nor anyone acting on its behalf consulted with PwC regarding (i) the application of accounting principles to a specific completed or proposed transaction or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter subject to a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).
Deloitte's audit report on the Company's consolidated financial statements as of and for the years ended December 31, 2025 and December 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles. The audit reports for the years ended December 31, 2024 and December 31, 2025 also included an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.
As previously disclosed, on January 14, 2025, following consultation among the Company, the Audit Committee, and Deloitte, it was concluded that the Company’s audited financial statements as of and for the years ended December 31, 2022 and 2023, and certain unaudited interim financial information, contained classification errors primarily related to assets under construction and accrued liabilities. As a result, the Audit Committee determined that those financial statements and the related audit reports issued by Deloitte should no longer be relied upon. On April 23, 2025, the Company filed an amendment to its Annual Report on Form 20-F for the year ended December 31, 2023, which included restated audited financial statements for the years ended December 31, 2022 and 2023.
Deloitte's reports on the Company's internal control over financial reporting as of December 31, 2024, and December 31, 2025, expressed an adverse opinion due to the identification of material weaknesses in internal control over financial reporting.
Except as described above, during the years ended December 31, 2024 and 2025, and the subsequent interim period through the date of this annual report on Form 20-F, 2026, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in its report, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the identification of material weaknesses in internal control over financial reporting related to control environment, control activities, and information and communication as identified as of December 31, 2024 and 2025, respectively.
The Company has provided Deloitte with a copy of this disclosure and requested that they furnish a letter addressed to the SEC stating whether they agree with the above statements and, if not, stating the respects in which they do not agree. A copy of Deloitte's letter is filed as an exhibit to this annual report.
16G. Corporate Governance
Polestar is exempt from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. Although the foreign private issuer status exempts Polestar from most of Nasdaq's corporate governance requirements, Polestar has decided to voluntarily comply with these requirements, except for the requirement to have a compensation committee and a nominating and governance committee consisting entirely of independent directors.
Furthermore, Nasdaq rules also generally require each listed company to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. As a foreign private issuer, Polestar is exempt from these requirements and may, if not required by the laws of England and Wales, elect not to obtain shareholders' approval prior to any further issuance of its Class A ADSs or prior to adopting or materially revising equity compensation plans or share incentive plans.
Subject to requirements under the Polestar Articles, Polestar may in the future elect to avail itself of foreign private issuer exemptions or to follow home country practices with regard to other matters. As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq's corporate governance requirements.
Further, by virtue of being a controlled company under Nasdaq listing rules, Polestar may elect not to comply with certain Nasdaq corporate governance requirements, including that:
•a majority of the board of directors consist of independent directors.
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

•the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
•there be an annual performance evaluation of the compensation and nominating and governance committees.
Due to Polestar's status as a foreign private issuer, its directors and senior management are not subject to short-swing profit regulations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under other provisions of Section 16(a) as of March 18, 2026 and Section 13 of the Exchange Act and related SEC rules.
16H. Mine Safety Disclosure
Not applicable.
16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.
16J. Insider Trading Policies
We have adopted insider trading policies and procedures (our "Insider Trading Policy") applicable to our officers, directors, employees and consultants and entities controlled by individuals subject to our Insider Trading Policy ("Covered Persons"), that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. Our Insider Trading Policy prevents our officers, directors, employees or consultants from trading in securities of the Company while in possession of material, nonpublic information. Subject to limited exceptions, all trading is also prohibited for directors, officers, and certain other employees or consultants designated from time to time by our General Counsel, during prescribed blackout periods. The Insider Trading Policy also prescribes internal procedures for compliance with the reporting obligations of Section 16(a) of the Exchange Act. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as Exhibit 11.1 to this Annual Report on Form 20-F for the fiscal year ended December 31, 2025.
16K. Cybersecurity
Cybersecurity Risk Management
Due to the increasing threat landscape and the importance of cybersecurity to our business goals and objectives, we are continuously improving our cybersecurity risk management and aligning it with the Company's enterprise risk management to identify, assess, and manage cybersecurity risks throughout our business. We have a dedicated security team that actively drives cybersecurity risk management efforts.
As part of our overall governance, risk, and compliance processes and procedures, the board of directors, directly and through the Audit Committee, regularly engages in and executes oversight of the Company's cybersecurity, which includes compliance and risk management.
Polestar's security department retains security professionals, industry experts, and technology to ensure appropriate governance, risk, and compliance across all security domains. This includes ensuring the development, implementation, and evaluation of necessary and appropriate security controls to manage risk. These controls include both proactive and reactive measures, such as identity and access management, application security, information and data security, security monitoring, threat intelligence, business continuity, and disaster recovery.
During the last fiscal year, we have not experienced any material cybersecurity incidents. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. However, we cannot assure that our cybersecurity risk management system and measures, including our policies, directives, and operational guidelines, will be fully implemented, complied with, or effective in protecting our systems and information.
Given the current general high threat level of cybersecurity threats and challenges in the automotive marketplace, as well as Polestar's reliance on core suppliers, we face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, and financial condition. We manage cybersecurity risk through supplier security requirements, third-party risk assessments, and contractual security obligations. Disruptions to critical suppliers' systems could impact our operations. For a full discussion of cybersecurity risks, see Risk Factors in Item 3.D.
The Company has evaluated the potential use of cybersecurity insurance as one element of its broader risk management considerations, recognizing that such insurance, if obtained, may help mitigate certain financial impacts associated with cybersecurity incidents.
Cybersecurity Governance
Board Oversight
At the board level, cybersecurity risk management has been delegated to the Audit Committee (the "Committee"), which oversees the Company's risk management function. The Chief Information Security Officer/Chief Security Officer ("CISO/CSO") reports to the Committee at least twice a year to provide updates on the Company's cybersecurity risks, cybersecurity risk management, cyber incident response and developments within the security areas. From 2026 onward, cybersecurity will also be a recurring topic for the Board of Directors, through two annual reports as well as by being a standing agenda item at one board meeting per year.

Management's Role
As of April 1, 2025, the Company has strengthened its security through the formation of a new unified security organization, where Information- and IT-security, Product cybersecurity and Corporate Security is now under one cohesive structure under the leadership of a newly appointed CISO/CSO. Through this change we will further strengthen our security by reducing silos, strengthening oversight, enhancing collaboration, gaining synergies and improving cost efficiency.
The CISO/CSO has the overall responsibility for the Company's security landscape, including cybersecurity risk management and overseeing the information security, product cybersecurity and corporate security teams. Our CISO/CSO is a thought leader within the security domains with experience from senior management positions covering both public and private sectors, small to large enterprises. Previous roles include CSO positions within the aviation industry, CISO positions within the energy sector as well as former position as CISO for an organization within the automotive industry.
As a part of their duties, members of management regularly work to address the cybersecurity risks that Polestar faces in its daily operation and actively work to prevent and remediate cybersecurity risks and incidents by remaining appraised of active cybersecurity risks identified by security teams. Additionally, the CISO/CSO informs members of management of active cyber security threats identified by third-party and governmental agencies. The CISO/CSO also regularly meets with management regarding the evolution of the cybersecurity function.
The security teams escalate cybersecurity events to the CISO/CSO and members of senior management and the Committee according to the severity of the cybersecurity incident. For more serious incidents, the CISO/CSO will trigger the crisis management plan, which convenes the Crisis Management Team. The CISO/CSO will also inform the Enterprise Management Team to provide them with details about the cybersecurity incident and the plan to mitigate risks.
Security Controls and Measures
The Company implements multi-layered and risk-based security controls addressing key risk areas. This includes proactive as well as reactive controls. This includes, but are not limited to, identity and access management, application security, vulnerability management, security monitoring, threat detection and security incident management. Controls are assessed and measured for effectiveness and are aligned with applicable standards, frameworks and regulatory requirements.
PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18.    FINANCIAL STATEMENTS
Polestar's audited Consolidated Financial Statements are included in this Report beginning at page F-1.

ITEM 19.    EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Schedule Form	Exhibit	Filing Date

1.1*	Articles of Association of Polestar Automotive Holding UK PLC, as currently in effect.

2.1	ADS Deposit Agreement—Class A ADSs.	F-6EF	(a)	August 26, 2022

2.2	Form of Class A American Depositary Receipt.	F-4/A	4.2	May 23, 2022

2.3	ADS Deposit Agreement—Class C-1 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.4	Form of Class C-1 American Depositary Receipt.	F-4/A	4.4	May 23, 2022

2.5	ADS Deposit Agreement—Class C-2 ADSs.	8-K**	4.1, Exhibit B	June 27, 2022

2.6	Form of Class C-2 American Depositary Receipt.	F-4/A	4.6	May 23, 2022

2.7	Warrant Agreement, dated March 22, 2021, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.9	May 23, 2022

2.8	Amendment to Warrant Agreement, dated April 7, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex C-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.10	May 23, 2022

2.9	Specimen Warrant Certificate (included as Exhibit A to Annex C-1 to the proxy statement/prospectus) (incorporated by reference to Annex C-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	4.11	May 23, 2022

2.10	Class C Warrant Amendment, dated June 23, 2022, by and between Gores Guggenheim, Inc., Computershare Inc. and Computershare Trust Company, N.A.	8-K**	4.1	June 27, 2022

2.11	Amendment No. 1 to ADS Deposit Agreement	F-6 POS	99(A)(1)	11/14/2025

2.12	Amendment No. 1 to Class C-1 Deposit Agreement	F-6 POS	99(A)(1)	11/14/2025

2.13	Amendment No. 1 to Class C-2 Deposit Agreement	F-6 POS	99(A)(1)	11/14/2025

2.14*	Description of Securities.

4.1##	Business Combination Agreement, dated as of September 27, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc. (incorporated by reference to Annex A-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	2.1	May 23, 2022

4.2##	Amendment No. 1 to the Business Combination Agreement, dated as of December 17, 2021, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	December 17, 2021

4.3##	Amendment No. 2 to the Business Combination Agreement, dated as of March 24, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	March 25, 2022
4.4	Amendment No. 3 to the Business Combination Agreement, dated as of April 21, 2022, by and among Gores Guggenheim, Inc., Polestar Automotive Holding Limited, Polestar Automotive (Singapore) Pte. Ltd., Polestar Holding AB, Inc., Polestar Automotive Holding UK Limited and PAH UK Merger Sub Inc.	8-K**	2.1	April 21, 2022

4.5	Form of Subscription Agreement (incorporated by reference to Annex F to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.1	May 23, 2022

4.6	Registration Rights Agreement, dated as of September 27, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.4	May 23, 2022

4.7+	Form of Director & Officer Indemnity Agreement.	F-4/A	10.5	May 23, 2022

4.8+	Polestar Automotive Holding UK PLC 2022 Omnibus Incentive Plan.	S-8	99.1	August 29, 2022

4.9+	Polestar Automotive Holding UK PLC 2022 Employee Stock Purchase Plan.	S-8	99.2	August 29, 2022

4.10	Framework Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.8	May 23, 2022

4.11†	Car Model Assignment and License Agreement, dated as of October 31, 2018, between Volvo Car Corporation and Polestar Performance AB, as supplemented by the Side Letter, dated as of October 31, 2018, between Volvo Car Corporation, Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the Car Model Assignment and License Agreement, dated as of May 5, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.9	May 23, 2022

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
		F-4/A	10.12	May 23, 2022

4.13†	Change Management Agreement, dated as of June 12, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.16	May 23, 2022

4.14†	License, License Assignment and Service Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.28	May 23, 2022

4.15†	License and License Assignment Agreement, dated as of February 15, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	F-4/A	10.29	May 23, 2022

4.16†	Unique Vendor Tooling Agreement, dated as of December 23, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Geely Automobile Research & Development Co., Ltd.	F-4/A	10.30	May 23, 2022

4.17†	Car Model Manufacturing Agreement, dated as of November 28, 2018, between First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd. and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of July 7, 2021, between Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution (Taizhou) Co., Ltd. and First Automobile Branch of Zhejiang Haoqing Automobile Manufacturing Co., Ltd.	F-4/A	10.31	May 23, 2022

4.18†	Car Model Manufacturing Agreement, dated as of November 26, 2018, between Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd. and Polestar Performance AB., as supplemented by the Supplement Car Manufacturing Agreement, dated as of May 2021, between Polestar Performance AB and Asia Euro Manufacturing (Taizhou) Co. Ltd., as amended by the Amendment Car Model Manufacturing Agreement, dated as of July 7, 2021, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co. Ltd.	F-4/A	10.32	May 23, 2022

4.19†	License, License Assignment and Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar Performance AB, as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Amendment Agreement to the License, License Assignment and Service Agreement, dated as of December 19, 2019, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.33	May 23, 2022

4.20†	License Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by the Side Letter, dated as of June 30, 2019, between Polestar Performance AB, Polestar New Energy Vehicle Co., Ltd., Volvo Car Corporation and Volvo Cars (China) Investment Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.34	May 23, 2022

4.21†	Service Agreement, dated as of June 30, 2019, between Volvo Car Corporation and Polestar New Energy Vehicle Co. Ltd., as supplemented by Side Letter, dated as of June 30, 2019, between Volvo Car Corporation, Volvo Cars (China) Investment Co., Ltd., Polestar Performance AB and Polestar New Energy Vehicle Co. Ltd., as amended by the Novation Agreement, dated as of December 8, 2020, by and among Polestar New Energy Vehicle Co., Ltd., Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation.	F-4/A	10.35	May 23, 2022

4.22†	License Agreement, dated as of December 23, 2020, between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.42	May 23, 2022

4.23†	Service Agreement, dated as of September 4, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.50	May 23, 2022

4.24†	Service Agreement, dated as of September 4, 2020, between Polestar Performance AB and Volvo Bil i Göteborg AB.	F-4/A	10.52	May 23, 2022

4.25†	License Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB, as amended by the Amendment Agreement, dated as of June 30, 2021, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.53	May 23, 2022

4.26†	Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.54	May 23, 2022

4.27†	Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	F-4/A	10.55	May 23, 2022

4.28†	Parts Supply and License Agreement Polestar Aftermarket Parts and Accessories (CHINA), dated as of November 22, 2021, between Polestar Automotive China Distribution Co., Ltd and Volvo Car Distribution (Shanghai) Co., Ltd.	F-4/A	10.58	May 23, 2022

4.29†	Technology License Agreement, dated as of December 30, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd. and Polestar Performance AB.	F-4/A	10.65	May 23, 2022

4.30†	Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	F-4/A	10.66	May 23, 2022

4.31†	Tooling and Equipment Agreement, dated as of December 10, 2021, by and among Polestar Automotive China Distribution Co., Ltd. and Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd.	F-4/A	10.67	May 23, 2022

4.32†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.68	May 23, 2022

4.33†	Technology License Agreement, dated as of December 10, 2021, between Zhejiang Zeekr Automobile Research and Development Co., Ltd and Polestar Automotive Distribution China Co., Ltd.	F-4/A	10.69	May 23, 2022

4.34†	Technology License Agreement, effective as of March 4, 2022, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB.	F-4/A	10.70	May 23, 2022

4.35	Registration Rights Agreement Amendment No. 1, dated December 17, 2021, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders (incorporated by reference to Annex G-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.74	December 17, 2021

4.36†	Parts Supply and License Agreement, effective as of January 1, 2020, by and between Polestar Performance AB and Volvo Car Corporation.	F-4/A	10.76	May 23, 2022

4.37	Acknowledgement Agreement to the Shareholders Agreement, dated September 27, 2021, by and among Volvo Car Corporation, Snita Holding B.V., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-1 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.77	May 23, 2022

4.38	Form of Amendment to Acknowledgement Agreement to the Shareholders Agreement, by and among Volvo Car Corporation, Snita Holding B.V., Zhejiang Geely Holding Group Co., Ltd., PSD Investment Limited, PSINV AB, GLY New Mobility 1. LP, Northpole GLY 1 LP, Chongqing Liangjiang, Zibo Financial Holding Group Co., Ltd., Zibo High-Tech Industrial Investment Co., Ltd., Polestar Automotive Holding Limited and Polestar Automotive Holding UK Limited (incorporated by reference to Annex M-2 to the proxy statement/prospectus used in connection with the Business Combination).	F-4/A	10.78	May 23, 2022

4.39†	New, Used and Demonstrator Funding Agreement, dated June 14, 2021, by and among Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.79	May 23, 2022

4.40†	Service Agreement, effective as of January 28, 2022, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	F-4/A	10.80	May 23, 2022

4.41†	Finance Cooperation Agreement, dated May 28, 2021, by and between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	F-4/A	10.81	May 23, 2022

4.42†	Corporate Guarantee and Indemnity Relating to Polestar Automotive UK Limited, dated June 14, 2021, by and between Polestar Performance AB and Volvo Car Financial Services UK Limited.	F-4/A	10.82	May 23, 2022

4.43	Amendment No. 2 to Registration Rights Agreement, dated March 24, 2022, by and among Polestar Automotive Holding UK Limited, Gores Guggenheim Sponsor LLC, Randall Bort, Elizabeth Marcellino and Nancy Tellem, Polestar Automotive Holding Limited and certain of its shareholders.	8-K**	10.2	March 25, 2022

4.44†	Finance Cooperation Agreement, dated as of June 1, 2021, between Polestar Automotive China Distribution Co., Ltd and Genius Auto Finance Co., Ltd.	F-4/A	10.86	May 23, 2022

4.45†	Framework Agreement on Import & Export Polestar Vehicles, dated as of June 21, 2022, by and between Volvo Car Corporation and Polestar Performance AB.	20-F	4.91	June 29, 2022

4.46†	Form of Letter of Appointment as Non-Executive Director of Polestar Automotive Holding UK PLC.	20-F	4.94	June 29, 2022

4.47†	Research and Development Frame Agreement, dated as of July 5, 2022, by and between Polestar Performance AB and China Euro Vehicle Technology AB.	F-1/A	10.91	August 18, 2022

4.48†	Service Agreement, dated as of July 4, 2022, between Zhongjia Automobile Manufacturing (Chengdu) and Polestar Automotive China Distribution Co. Ltd.	F-1/A	10.92	August 18, 2022

4.49†	Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.93	April 14, 2023

4.50†	Framework Service Agreement, dated as of December 23, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.95	April 14, 2023

4.51†	Amendment Agreement No. 1 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of December 13, 2022, between Volvo Car Corporation and Polestar Automotive China Distribution Co Ltd.	20-F	4.96	April 14, 2023

4.52†	Change Management Agreement, dated as of December 31, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.97	April 14, 2023

4.53	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	November 3, 2022

4.54†	Amendment and Restatement Agreement to Trade Finance Facility Agreement, dated February 26, 2023, as amended by Amendment Letter, dated August 21, 2024, between Polestar Performance AB, as Borrower and Obligors' Agent, Standard Charter Bank, as Agent, and Standard Chartered Bank, as Security Agent.	20-F	4.100	April 14, 2023

4.55†	Amendment Agreement No. 1, dated September 22, 2022, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.101	April 14, 2023

4.56†	Service Agreement, effective as of January 1, 2021, between Polestar Automotive (Chongqing) Co. Ltd. and Asia Europe New Energy Vehicle (Chongqing) Co., Ltd	20-F	4.103	August 14, 2023

4.57†	Asset Transfer Agreement, effective as of December 26, 2023, between Polestar Automotive China Distribution Co., Ltd and Chengdu Jisu New Energy Vehicle Co., Ltd.	20-F	4.106	August 14, 2023

4.58†	Technology License Agreement, dated as of September 28, 2023, between Zhejiang Liankong Technologies Co., Ltd and Polestar Performance AB	20-F	4.107	August 14, 2023

4.59†	Contract for the Transfer of 100% of the Shares of Polestar New Energy Vehicle Co., Ltd., dated July 5, 2023, by and among Polestar (China) Group Co., Ltd., Zhejiang Geely Property Investment Holding Co. Ltd., and Polestar New Energy Vehicle Co., Ltd.	20-F	4.108	August 14, 2023

4.60†	Manufacturing and Vehicle Supply Agreement (Domestic), dated July 24, 2023, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F	4.109	August 14, 2023

4.61†	Manufacturing and Vehicle Supply Agreement (Export), dated July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F	4.110	August 14, 2023

4.62†	Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F	4.112	August 14, 2023

4.63†	Amendment No. 1, dated July 16, 2024, to the Change Management Agreement, effective as of January 1, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F	4.119	August 14, 2023

4.64†	VP, TT and PP Vehicle Supply Agreement (China), dated February 1, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F/A	4.124	August 15, 2023

4.65†	TT and PP Vehicle Supply Agreement (Export), dated as of February 19, 2024, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory, and Shanghai Global Trading Corporation.	20-F/A	4.125	August 15, 2023

4.66†	Amendment Agreement No 1 of VP, TT and PP Vehicle Supply Agreement (China), dated April 11, 2024, between Polestar Automotive China Distribution Co., Ltd., Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd., and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F/A	4.126	August 15, 2023

4.67†	Framework Agreement, dated as of November 9, 2023, between Polestar Performance AB, Geely Auto Group Co., LTD and Renault Korea Motors Co. Ltd	20-F	4.131	August 14, 2023

4.68†	Outsourcing Framework Agreement, dated as of January 11, 2024, between Polestar Performance AB and Volvo Car Corporation.	20-F/A	4.134	August 15, 2023

4.69†	Manufacturing Agreement, dated as of January 12, 2024, between Polestar Automotive China Distribution Co., Ltd, Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd., and Zhejiang Haoqing Automobile Manufacturing Co., Ltd. Chengdu Branch Zhejiang Haoqing.	20-F/A	4.135	August 15, 2023

4.70†	Manufacturing Agreement, dated as of January 8, 2024, between Polestar Performance AB and Zhongjia Automobile Manufacturing (Chengdu) Co. Ltd.	20-F/A	4.136	August 15, 2023

4.71†	Launch Vehicle Supply Agreement, effective as of May 17, 2023, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.137	August 14, 2023

4.72†	Payment Agreement, dated March 29, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.138	August 14, 2023

4.73†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.	20-F	4.139	August 14, 2023

4.74†	Amendment Agreement No 1 to Service Agreement PS2 Model Year Support, dated as of March 22, 2023, between Zhongjia Automobile Manufacturing (Chengdu) Co., Ltd. and Polestar Automotive China Distribution Co. Ltd.	20-F	4.14	August 14, 2023

4.75†	Amendment Agreement No. 2 to the Polestar 2 Model Year Program License, License Assignment and Service Agreement, dated as of January 5, 2024, between Polestar Performance AB and Volvo Car Corporation.	20-F/A	4.141	August 15, 2023

4.76†	Launch Vehicle Supply Agreement, dated as of May 5, 2023, between Volvo Cars China Technology Centre Co., Ltd and Polestar Automotive China Distribution Co., Ltd	20-F	4.142	August 14, 2023

4.77†	User Right Agreement, effective March 3, 2024, between Polestar Automotive China Distribution Co., Ltd, Chengdu Jisu New Energy Vehicle Co., Ltd., and Zhongjia Automobile Manufacturing (Chengdu), Co., Ltd.	20-F	4.143	August 14, 2023

4.78†	Restated Framework Assignment and License Agreement, dated as of June 1, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd., amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F/A	4.144	August 15, 2023

4.79†	Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, between Volvo Car Corporation and Polestar Automotive China Distribution Co., Ltd, amended by the Amendment Agreement, dated as of October 3, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F/A	4.145	August 15, 2023

4.80†	Launch Vehicle Supply Agreement, dated as of July 10, 2023, between Polestar Performance AB and Volvo Car Corporation.	20-F	4.148	August 14, 2023

4.81†	Payment Agreement, dated July 6, 2023, between Volvo Car Corporation and Polestar Performance AB	20-F	4.150	August 14, 2023

4.82†	Amendment Agreement No. 2, dated October 3, 2023, related to the License, License Assignment and Service Agreement, dated as of April 13, 2021, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd., and amended by Amendment Agreement No. 1, dated December 13, 2022	20-F	4.152	August 14, 2023

4.83†	Amendment Agreement No. 1, dated as of October 3, 2023, to the Restated Framework Assignment and License Agreement, dated as of June 1, 2023, and the Restated Car Model Assignment and License Agreement, dated as of June 31, 2023, by and among Polestar Automotive China Distribution Co., Ltd. and Volvo Car Corporation	20-F	4.153	August 14, 2023

4.84†	Amendment Agreement No. 1, dated December 27, 2023, related to the Framework Service Agreement, dated as of December 23, 2022, between Polestar Performance AB and Volvo Car Corporation	20-F	4.155	August 14, 2023

4.85†	Amendment Agreement No. 1, dated February 19, 2024, related to the Service Agreement, dated as of December 6, 2020, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.156	August 15, 2023

4.86†	Service Agreement, dated as of April 3, 2024, between Polestar Performance AB and Volvo Car Corporation	20-F/A	4.157	August 15, 2023

4.87†	Partner Agreement, dated June 4, 2024, between Polestar Automotive Sweden AB and Volvo Car Retail AB	20-F/A	4.158	August 15, 2023

4.88†	Service Agreement, dated as of May 16, 2024, between Polestar Performance AB and Asia Euro Automobile Manufacturing (Taizhou) Co., Ltd.	20-F/A	4.159	August 15, 2023

4.89	Facility Agreement, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Geely Sweden Automotive Investment AB, as original lender and agent.	6-K	10.1	November 8, 2023

4.90	Amendment Letter, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.2	November 8, 2023

4.91†	Amendment No. 3 to the Registration Rights Agreement, dated as of April 26, 2023, between Polestar Automotive Holding UK PLC, Zibo High-Tech Industrial Investment Co., Ltd., Zibo Financial Holding Group Co., Ltd, Chongqing Liangjiang, Northpole GLY 1 LP, GLP New Mobility 1. LP, Snita Holding B.V., PSD Investment Limited, and Gores Guggenheim Sponsor LLC	20-F	4.164	August 14, 2023

4.92	Facilities Agreement, by and among Polestar Automotive Holding UK PLC, Standard Chartered Bank and the Original Lenders named therein, dated February 22, 2024	6-K	10.1	February 28, 2024

4.93†	Amendment Agreement No. 1, dated May 16, 2024, to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB	20-F/A	4.167	August 15, 2023

4.94†	Amendment Agreement No. 1, dated May 23, 2024, to the Service Agreement, dated as of November 29, 2023, between Zhejiang ZEEKR Automobile Research & Development Co., Ltd and Polestar Performance AB	20-F/A	4.168	August 15, 2023

4.95†	Spare Part Supply Agreement, dated June 26, 2024, between Polestar Performance AB and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.169	August 15, 2023

4.96†	Variation Agreement, dated May 20, 2024, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F/A	4.170	August 15, 2023

4.97†	Commitment Letter, dated July 26, 2024, between Polestar Performance AB, Volvo Car Distribution (Shanghai) Co., Ltd, and Lynk & Co Automobile Sales Co., Ltd.	20-F/A	4.171	August 15, 2023

4.98†	Variation Agreement, dated June 14, 2021, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.172	August 14, 2023

4.99†	Variation Letter, dated December 5, 2023, between Volvo Car Financial Services UK Limited and Polestar Automotive UK Limited.	20-F	4.173	August 14, 2023

4.100†	Service Agreement, dated July 23, 2024, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB.	20-F	4.150	May 9, 2025

4.101†	Amended Agreement No. 1, dated August 14, 2024, to Service Agreement, dated as of December 28, 2021, between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	20-F	4.151	May 9, 2025

4.102†	Amendment Agreement No. 2, dated August 30, 2024, related to the Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.152	May 9, 2025

4.103†	Amendment Agreement No.1, dated August 30, 2024, related to the Polestar Engineered License Agreement, executed as of December 23, 2020, between Volvo Car Corporation and Polestar Performance AB	20-F	4.153	May 9, 2025

4.104†	Amendment Agreement No. 1, dated September 5, 2024, related to the Service Agreement, effective as of January 28, 2021, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.	20-F	4.154	May 9, 2025

4.105†	Manufacturing Agreement, dated as of September 6, 2024, and as amended by Amendment No 1 dated February 10, 2025, between Polestar Performance AB and Volvo Car US LLC.	20-F	4.155	May 9, 2025

4.106†	Supplement Agreement 1, dated October 1, 2024, to Manufacturing Agreement, dated as of July 24, 2023, between Polestar Automotive China Distribution Co., Ltd. Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory.	20-F	4.156	May 9, 2025

4.107†	Supplement Agreement 1, dated October 8, 2024, to Manufacturing Agreement, dated as of July 17, 2023, between Polestar Performance AB, Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd, Zhejiang Geely Automobile Co., Ltd. Ningbo Hangzhou Bay Factory and Shanghai Global Trading Corporation.	20-F	4.157	May 9, 2025

4.108†	Supplement Agreement 1, dated December 23, 2024, to Service Agreement, dated as of December 28, 2021, dated December 23, 2024 between Ningbo Geely Automobile Research & Development Co., Ltd and Polestar Performance AB.	20-F	4.159	May 9, 2025

4.109†	Amendment Agreement No.2, dated December 24, 2024, relating to the License, License Assignment and Service Agreement, dated June 30, 2019, between Volvo Car Corporation and Polestar Performance AB.	20-F	4.160	May 9, 2025

4.110†	Agreement, dated January 15, 2025, between Volvo Personvagnar AB and Polestar Performance AB.	20-F	4.161	May 9, 2025

4.111†	Amendment Agreement No. 1, dated February 10, 2025, to Manufacturing Agreement, dated as of September 6, 2024, between Polestar Performance AB and Volvo Car US LLC.	20-F	4.162	May 9, 2025

4.112†	Service Agreement, dated February 11, 2025, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB.	20-F	4.163	May 9, 2025

4.113†	User Right Agreement, dated March 20, 2025, between Polestar Performance AB, the owner, and Volvo US LLC.	20-F	4.164	May 9, 2025

4.114†	User Right Agreement, dated March 21, 2025, between Polestar Automotive USA Inc., the owner, and Volvo US LLC.	20-F	4.165	May 9, 2025

4.115	Amendment Letter, dated August 21, 2024, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent.	6-K	10.1	August 21, 2024

4.116†	User Right Agreement, dated March 23, 2025, between Ningbo Hangzhou Bay Geely Automotive Parts Co., Ltd and Polestar Automotive China Distribution Co Ltd	20-F	4.167	May 9, 2025

4.117†+	Employment Agreement, dated August 19, 2024 by and between Polestar Automotive Holding UK PLC, and Michael Lohscheller	20-F	4.168	May 9, 2025

4.118†+	Employment Agreement, dated July 2, 2024 by and between Polestar Automotive Holding UK PLC, and Jean-Francois Mady	20-F	4.169	May 9, 2025

4.119†+	Employment Agreement, dated October 11, 2023, by and between Polestar Automotive Holding UK PLC, and Jonas Engström	20-F	4.170	May 9, 2025

4.120*†	Framework Purchasing Agreement, dated March 11, 2025, between Polestar Performance AB and Ecarx (Hubei) Tech Co, Ltd

4.121*†	Change Framework Agreement, dated June 13, 2025, between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd

4.122	Securities Purchase Agreement, dated June 16, 2025, between PSD Investment Limited and the Polestar Automotive Holding UK PLC	6-K	10.1	June 16, 2025

4.123	PSD Registration Rights Agreement, dated July 23, 2025, between PSD Investment Limited and the Polestar Automotive Holding UK PLC	6-K	10.1	July 23, 2025

4.124*†	License, License Assignment and Service Agreement, dated August 19, 2025, between Volvo Car Corporation and Polestar Performance AB

4.125*†	Concept Phase Study Agreement, dated August 19, 2025 between Polestar Performance AB and Volvo Personvagnar

4.126*†	Sales and Purchase Agreement, dated August 25, 2025, between Polestar Automotive China Distribution Co., Ltd, the seller, and Zhejiang Geely Industry Investment Holdings Co., Ltd.

4.127*†	Amendment Agreement No.3, dated August 28, 2025, related to the Service Agreement, dated as of March 24, 2020, between Volvo Car Corporation and Polestar Performance AB,

4.128*†
Amendment Agreement No.2, dated September 11, 2025, related to the Service Agreement, effective as of January 28, 2022 and the Amendment Agreement No.1, dated September 5, 2024, by and between Volvo Cars USA LLC and Polestar Automotive USA Inc.

4.129*†	Undertaking, dated October 27, 2025 between Zhejiang Geely Holding Group Co., Ltd, Renault Korea Co., Ltd and Polestar Performance AB

4.130*†
Amendment Agreement No. 2, dated November 19, 2025, related to the Framework Service Agreement, dated December 23, 2022 and Amendment Agreement No. 1, dated December 27, 2023, between Polestar Performance AB and Volvo Car Corporation

4.131*†
Change Agreement for Model Year, dated December 4, 2025, under the terms of Change Framework Agreement, dated June 13 2025, between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd

4.132	Conversion Agreement, dated December 19, 2025, between Polestar Automotive Holding UK PLC and Geely Sweden Automotive Investment AB	6-K	99.3	December 19, 2025

4.133*†	Agreement, dated December 24, 2025, between Volvo Personvagnar AB and Polestar Performance AB

4.134*†	Performance Software Agreement, dated December 24, 2025, between Polestar Performance AB and Volvo Car Corporation AB

4.135*†	Sales and Purchase Agreement, dated December 26, 2025, between Polestar Automotive China Distribution Co., Ltd. and Zheijang Jidi Technology Co., Ltd.

4.136*†
Change Agreement, dated as of December 26, 2025, under the terms of Change Framework Agreement, dated as of June 13 2025,between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd,

4.137*†	Service Agreement, dated as of January 12, 2026, between Zhejiang Geely Automobile Engineering Technology Development Co., Ltd. and Polestar Performance AB

4.138*†
Change Agreement, dated February 2, 2026, under the terms of Change Framework Agreement, dated as of June 13 2025, between Polestar Performance AB and Zhejiang Geely Automotive Engineering Technology Development Co., Ltd

4.139*†
Manufacturing and Vehicle Supply Agreement, dated February 6, 2026, between Polestar Performance AB and Asia Europe New Energy Vehicle Manufacturing (Chongqing)Co., Ltd, Zhejiang Geely Automotive Co., Ltd., Wuhan Branch and Shanghai Global Trading Corporation

4.140*†
Amendment Agreement No.2, dated February 24, 2026, related to the Service Agreement, executed as of September 27, 2022, between Volvo Car Corporation and Polestar Performance AB, and amended by Amendment Agreement No.1, dated May 16, 2024

4.141*†	Service Agreement, dated March 24, 2026, between Volvo Personvagnar AB and Polestar Performance AB

4.142*†	Amendment Agreement No.2, dated March 29, 2026, related to the a Manufacturing Agreement, executed as of September 6, 2024, between Volvo Car USA LLC and Polestar Performance AB

4.143*†	Footprint Consolidation Agreement, dated March 31, 2026 between Volvo Car Corporation and Polestar Performance AB

4.144*†	Amendment Agreement, dated March 31, 2026 between Volvo Car USA LLC and Polestar Performance AB

4.145*†	Amendment Agreement No. 3, dated March 31, 2026, between Volvo Car Corporation and Polestar performance AB

4.146*†	Amendment Agreement No. 2, dated March 31, 2026, between Volvo Car Corporation and Polestar Automotive China Distribution Co. Ltd.

4.147*†	User Right Agreement, dated April 10, 2026, between Zhejiang Geely Industry Investment Holdings Co., Ltd and Polestar Automotive China Distribution Co Ltd.

4.148*†
User Right Agreement, dated April 10, 2026, between Zhejiang Jidi Technology Co., Ltd. and Polestar Automotive China Distribution Co Ltd that governs the right for Polestar Automotive China Distribution Co Ltd.

4.149*†	Conversion Agreement, dated March 31, 2026, between Snita Holding B.V. and Polestar Automotive Holding UK PLC

4.150*	Amendment Letter, dated March 31, 2026, between Snita Holding B.V. and Polestar Automotive Holding UK PLC

8.1*	Subsidiaries of Polestar Automotive Holding UK PLC

11.1*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC.

16.1*	Letter from Deloitte AB regarding change in registrant's certifying accountant

97.1	Compensation Clawback Policy	20-F	97.1	August 14, 2024

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document).

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
April 17, 2026.

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Michael Lohscheller
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady
Name:	Jean-François Mady
Title:	Chief Financial Officer

Polestar Automotive Holding UK PLC
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

Polestar Automotive Holding UK PLC
Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023

 Report Of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Polestar Automotive Holding UK PLC
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Polestar Automotive Holding UK PLC (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2026 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgement. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Inventories — Refer to Notes 2 and 19 in the financial statements
Critical Audit Matter Description
The Company's inventories include new, used, and internal vehicles that are valued at the lower of cost or net realizable value.
We identified the valuation of inventories as a critical audit matter because of the high degree of auditor judgement involved in estimating the selling price of inventories and increased extent of effort required when performing audit procedures to evaluate the reasonableness of net realizable value of inventory.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the valuation of inventory included, but were not limited to:
•We evaluated the reasonableness of the Company’s methodology, key assumptions, and judgements used to estimate the net realizable value of inventory by undertaking the following:
◦We benchmarked selling prices to observable data to evaluate the impact of the significant assumptions of the net realizable value within the inventories to the carrying value.
◦We performed inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.
◦We made inquiries of various personnel in the Company including finance and operations personnel, about the expected timing of the introduction of campaigns including the extent of discounts.

◦We performed substantive analytical procedures on the discount rates and selling expenses included in the net realizable value calculation to evaluate the reasonableness of management’s estimates.
◦We tested the mathematical accuracy of management's calculations of net realizable value.
Intangible assets and goodwill, Property plant and equipment - Impairment of Internal Development Projects (i.e., Polestar 5, Polestar 6, and PX2 powertrain) CGU - Refer to Note 2 to the financial statements
Critical Audit Matter Description
At the end of each reporting period, property, plant and equipment and intangible assets with finite useful lives are assessed for indications of impairment and are tested for impairment when an impairment indicator is determined to exist. The Company's evaluation for impairment involves the comparison of the recoverable amount of each applicable cash generating unit ("CGU"), to its carrying value, in line with International Accounting Standard 36 Impairment of Assets. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). The company recorded an impairment of $167 million relating to the Internal Development Projects CGU during the period.
Management's value in use analysis is based on the 2026-2030 business plan. We identified the impairment of the Internal Development Projects CGU as a critical audit matter because of the significant estimates and assumptions management made in the value in use calculation related to future pricing and manufacturing costs. Auditing the significant estimate and assumptions required a high degree of auditor judgement and increased audit effort, including the need to involve our valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the impairment of property, plant and equipment and intangible assets with finite useful lives included, but were not limited to:
•We assessed the key assumptions used in calculating VIU, including future pricing and manufacturing costs, by:
◦Comparing the assumptions used in the forecasts to the Company's historical trends in forecasted pricing per car and manufacturing costs,
◦Comparing forecasted pricing and manufacturing costs assumptions to preliminary recorded results from subsequent periods, and
◦Comparing forecasted manufacturing cost assumptions to executed agreements.
•With the assistance of our valuation specialists, we tested the underlying source information and the mathematical accuracy of the calculations.
•We evaluated the Company's sensitivity analysis by comparing it to our own sensitivity analysis to assess the disclosures around assumptions that were most sensitive to a reasonably possible change that could cause the carrying amount to exceed its recoverable amount for the cash generating unit.

/s/Deloitte AB
Gothenburg, Sweden
April 17, 2026
We have served as the Company's auditor since 2021.

Polestar Automotive Holding UK PLC
Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars, except per share data and unless otherwise stated)

		For the year ended December 31,
	Note	2025	2024[1]	2023[1]
Revenue	4	3,058,109	2,034,261	2,368,085
Cost of sales	6	(4,142,019)	(2,910,428)	(2,778,222)
Impairment expense, net of reversals	2, 6	(1,049,851)	(622,092)	(339,568)
Other cost of sales	2, 6	(3,092,168)	(2,288,336)	(2,438,654)
Gross loss		(1,083,910)	(876,167)	(410,137)
Selling, general and administrative expense	6	(856,458)	(890,703)	(944,177)
Research and development expense	6	(77,636)	(38,350)	(157,280)
Other operating income	2, 7	52,413	59,432	62,937
Other operating expense	2, 7	(87,810)	(23,818)	(58,323)
Foreign exchange gains (losses) on operating activities, net	2	44,144	(43,705)	37,466
Operating loss		(2,009,257)	(1,813,311)	(1,469,514)
Finance income	2, 11	8,996	23,879	32,329
Finance expense	2, 11	(385,190)	(341,182)	(213,242)
Foreign exchange gains (losses) on financial activities, net	2	50,282	(52,603)	37,236
Fair value changes - Earn-out rights and Class C shares	2, 17	23,391	129,124	465,168
Share of losses in associates	10	(49,145)	(4,970)	(43,304)
Loss before income taxes		(2,360,923)	(2,059,063)	(1,191,327)
Income tax benefit	13	3,692	9,166	9,452
Net loss		(2,357,231)	(2,049,897)	(1,181,875)
Net loss per share (in U.S. dollars)	14
Class A - Basic and Diluted		(0.85)	(0.97)	(0.56)
Class B - Basic and Diluted		(0.85)	(0.97)	(0.56)

Consolidated Statement of Comprehensive Loss
Net loss		(2,357,231)	(2,049,897)	(1,181,875)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the Consolidated Statement of Comprehensive Loss:
Exchange rate differences from translation of foreign operations		48,491	(37,513)	(10,143)
Total other comprehensive income (loss)		48,491	(37,513)	(10,143)
Total comprehensive loss		(2,308,740)	(2,087,410)	(1,192,018)
1 - Certain figures and descriptions were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).

Polestar Automotive Holding UK PLC
Consolidated Statement of Financial Position
(in thousands of U.S. dollars, unless otherwise stated)

		As of December 31,
	Note	2025	2024[1]
Assets
Non-current assets
Intangible assets and goodwill	15	700,326	1,040,849
Property, plant and equipment	16	292,993	537,743
Vehicles under operating leases	12	100,535	56,137
Other assets	20	54,943	39,740
Deferred tax assets	13	92,345	81,554
Total non-current assets		1,241,142	1,756,023
Current assets
Cash and cash equivalents	17	1,159,300	739,237
Trade receivables and other receivables	2, 18	341,881	233,088
Inventories	19	853,079	1,079,361
Current tax assets		11,119	5,021
Other assets	2, 20	323,294	241,620
Total current assets		2,688,673	2,298,327
Total assets		3,929,815	4,054,350
Equity
Share capital		(27,817)	(21,169)
Other contributed capital		(4,133,458)	(3,625,027)
Foreign currency translation reserve		14,661	63,152
Accumulated deficit		9,268,835	6,911,604
Total equity	21	5,122,221	3,328,560
Liabilities
Non-current liabilities
Contract liabilities	4	(76,091)	(61,002)
Deferred tax liabilities	13	(577)	(630)
Provisions	22	(133,536)	(94,757)
Other liabilities	25	(37,228)	(71,398)
Earn-out liability	17	(3,579)	(28,778)
Loans and borrowings	2, 26	(2,499,230)	(2,281,062)
Lease liabilities	2, 12	(93,514)	(104,349)
Total non-current liabilities		(2,843,755)	(2,641,976)
Current liabilities
Trade payables	2, 23	(1,107,162)	(893,914)
Accrued expenses	2, 24	(424,577)	(519,760)
Advance payments from customers		(16,062)	(17,344)
Provisions	22	(120,791)	(72,769)
Loans and borrowings	2, 26	(3,860,675)	(2,657,839)
Current tax liabilities		(12,276)	(28,872)
Lease liabilities	2, 12	(37,210)	(30,922)
Contract liabilities	4	(37,183)	(37,649)
Class C Shares liability	17	(5,308)	(3,500)
Other liabilities	2, 25	(587,037)	(478,365)
Total current liabilities		(6,208,281)	(4,740,934)
Total liabilities		(9,052,036)	(7,382,910)
Total equity and liabilities		(3,929,815)	(4,054,350)
1 - Certain figures and descriptions were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).

Polestar Automotive Holding UK PLC
Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars, unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2023		(21,165)	(3,584,232)	15,496	3,679,832	89,931
Net loss		—	—	—	1,181,875	1,181,875
Other comprehensive loss		—	—	10,143	—	10,143
Total comprehensive loss		—	—	10,143	1,181,875	1,192,018
Equity-settled share-based payment	9	(3)	(5,390)	—	—	(5,393)
Related party capital contribution		—	(25,565)	—	—	(25,565)
Balance as of December 31, 2023		(21,168)	(3,615,187)	25,639	4,861,707	1,250,991
Net loss		—	—	—	2,049,897	2,049,897
Other comprehensive loss		—	—	37,513	—	37,513
Total comprehensive loss		—	—	37,513	2,049,897	2,087,410
Equity-settled share-based payment	9, 21	(1)	(9,840)	—	—	(9,841)
Balance as of December 31, 2024		(21,169)	(3,625,027)	63,152	6,911,604	3,328,560
Net loss		—	—	—	2,357,231	2,357,231
Other comprehensive income		—	—	(48,491)	—	(48,491)
Total other comprehensive loss		—	—	(48,491)	2,357,231	2,308,740
Equity issuance - Securities Purchase Agreement	21	(1,905)	(197,766)	—	—	(199,671)
Equity investment	21	(4,654)	(277,777)	—	—	(282,431)
Equity-settled share-based payment	9, 21	(89)	(9,053)	—	—	(9,142)
Related party capital contribution	21	—	(23,835)	—	—	(23,835)
Balance as of December 31, 2025		(27,817)	(4,133,458)	14,661	9,268,835	5,122,221

Polestar Automotive Holding UK PLC
Consolidated Statement of Cash Flows
(in thousands of U.S. dollars, unless otherwise stated)

		For the year ended December 31,
	Note	2025	2024[1]	2023[1]
Cash flows from operating activities
Net loss		(2,357,231)	(2,049,897)	(1,181,875)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	6, 12, 15, 16	52,724	55,719	115,445
Warranty provisions	22	89,480	34,710	66,158
Impairment of inventory (NRV)	19	155,958	89,744	146,550
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets, net of reversals	6, 12, 15, 16	1,049,851	622,092	339,568
Finance income	11	(8,996)	(23,879)	(32,329)
Finance expense	11	385,190	341,182	213,242
Fair value change - Earn-out rights and Class C Shares	17	(23,391)	(129,124)	(465,168)
Income tax benefit	13	(3,692)	(9,166)	(9,452)
Share of losses in associates	10	49,145	4,970	43,304
Gain on sale of asset grouping		—	—	(16,334)
Net losses on derecognition and disposal of property, plant and equipment and intangible assets	15, 16	31,433	5,606	10,892
Litigation provisions, net of insurance	22	3,344	(2,345)	25,676
Other provisions	22	73,566	13,426	19,890
Exchange rate (income) loss, net		(65,753)	62,386	(10,449)
Other non-cash expense and income		38,337	20,339	(8,945)
Changes in operating assets and liabilities:
Inventories	19	292,229	(255,370)	(358,392)
Contract liabilities	4	1,587	(32,286)	77,424
Trade and other receivables, prepaid expenses, and other assets	18, 20, 27	(134,054)	85,022	(156,860)
Trade payables, accrued expenses, and other liabilities	23, 24, 27	(170,203)	464,887	(488,842)
Restricted deposits	20	(25,433)	(9,412)	—
Interest received		9,135	21,120	32,280
Interest paid		(336,972)	(292,770)	(220,147)
Taxes paid		(21,243)	(8,163)	(35,477)
Cash used for operating activities		(914,989)	(991,209)	(1,893,841)
Cash flows from investing activities
Additions to property, plant, and equipment	16, 27	(158,713)	(147,894)	(137,400)
Additions to intangible assets	15, 27	(296,079)	(209,101)	(435,584)
Additions to investment in associates	10	(63,700)	(34,300)	—
Additions to other non-current assets	20	(7,203)	(21,300)	—
Proceeds from sale of property, plant and equipment	16	5,017	33	1,779
Proceeds from sale of asset grouping		—	—	153,586
Cash used for investing activities		(520,678)	(412,562)	(417,619)
Cash flows from financing activities
Changes in restricted deposits		—	—	(1,906)
Proceeds from short-term loans and borrowings	26, 27	4,154,620	3,411,263	3,273,888
Proceeds from long-term loans and borrowings	26, 27	191,322	938,474	1,381,738
Repayments of loans and borrowings	26, 27	(3,117,438)	(2,889,899)	(2,553,008)
Proceeds from equity issuance		498,343	—	—
Proceeds from related party capital contribution		—	—	25,565
Repayments of lease liabilities	12	(33,752)	(35,646)	(21,916)

Cash provided by financing activities	1,693,095	1,424,192	2,104,361
Effect of foreign exchange rate changes on cash and cash equivalents	162,635	(49,448)	1,486
Net increase (decrease) in cash and cash equivalents	420,063	(29,027)	(205,613)
Cash and cash equivalents at the beginning of the period	739,237	768,264	973,877
Cash and cash equivalents at the end of the period	1,159,300	739,237	768,264
1 - Certain figures and descriptions were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars, unless otherwise stated)
Note 1 - Basis of preparation
General information
Polestar Automotive Holding UK PLC (the "Parent"), together with its subsidiaries, hereafter referred to as "Polestar", the "Company", "Polestar Group" or the "Group", is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in the research and development, branding and marketing, and commercialization and selling of battery electric vehicles. As of December 31, 2025, Polestar Group's lineup consists of the Polestar 2 ("PS2"), the Polestar 3 ("PS3"), the Polestar 4 ("PS4") and the Polestar 5 ("PS5"). The Polestar 6 ("PS6"), a luxury roadster and the Polestar 7 ("PS7") are under development. Operating sustainably is a critical priority of the Group; targeting climate neutrality by 2040, creating a climate neutral car (cradle-to-gate) by 2030, and halving the emission intensity per car sold by 2030. Polestar Group has a presence in 28 markets across Europe, North America, and Asia. Polestar Group's management headquarters is located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.
Basis of accounting
These Consolidated Financial Statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB and UK-adopted international accounting standards. The Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period.
Presentation of the Consolidated Financial Statements
In the Consolidated Statement of Financial Position, an asset is classified as a current asset when it is held primarily for the purpose of trading, is expected to be realized within twelve months of the date of the Consolidated Statement of Financial Position or consists of cash or cash equivalents, provided it is not subject to any restrictions. All other assets are classified as non-current. A liability is classified as a current liability when it is held primarily for the purpose of trading, is due to be settled within twelve months of the date of the Consolidated Statement of Financial Position, or, as of the date of the Consolidated Statement of Financial Position Polestar does not have the right to defer its settlement for at least twelve months. All other liabilities are classified as non-current.
Functional and presentation currency
These Consolidated Financial Statements are presented in U.S. Dollar ("USD") which is the Parent's functional currency. All amounts are stated in thousands of USD ("TUSD"), unless otherwise stated. Additionally, non-USD currencies are presented in thousands unless otherwise stated.
Going concern
These Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern, executing on management's 2026-2030 business plan.
Management assessed Polestar Group's ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar's ability to continue as a going concern. As a result of this assessment, management identified a material uncertainty that casts substantial doubt on Polestar Group's ability to obtain sufficient financing, including the renegotiation of financing due to expire in early 2027, to support its cash flow needs and ensure on-going compliance with its debt covenants. In performing this assessment, management considered a broad range of relevant information, including cash flow forecasts, liquidity forecasts and operational forecasts pertaining to the twelve-month period following the issuance date of these Consolidated Financial Statements, as well as other risks related to Polestar's business. In making these forecasts, management was required to make judgements relating to Polestar Group's future operations as well as macroeconomic and geopolitical factors. These include judgements relating to car sale volumes and prices, operating expenses (including the impact of tariffs), required capital expenditure and market demand for debt refinancing and debt and equity issuances by Polestar.
As a result of scaling up commercialization and continued capital expenditures related to developing its vehicles, managing the Company's liquidity profile and funding needs remains one of management's key priorities. If Polestar is not able to raise the necessary funds through its operations, equity issuances, debt financings and refinancing or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and / or commercialization efforts. As of December 31, 2025, Polestar had net current liabilities of $3,519,608. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the years ended December 31, 2025, 2024, and 2023, amounted to $2,357,231, $2,049,897, and $1,181,875, respectively. Negative operating cash flows for the years ended December 31, 2025, 2024, and 2023, amounted to $914,989, $991,209, and $1,893,841, respectively, and negative investing cash flows for the years ended December 31, 2025, 2024, and 2023, amounted to $520,678, $412,562, and $417,619, respectively. Management's 2026-2030 business plan forecasts that Polestar will generate negative operating cash flows in the short-term and that investing cash flows will continue to be negative in the short-term and long-term due to the high capital expenditure demands of Polestar's business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term (i.e., 12 months or less) working capital loan arrangements with credit institutions, contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. During the year ended December 31, 2025, Polestar entered into a credit agreement in relation to a $600.0 million term loan facility (the "Term Loan Facility") arrangement with a related party, the first $300.0 million being committed and the second $300.0 million uncommitted. The Term Loan Facility is available for general corporate purposes - refer to Note 26 - Loans and borrowings. For further details of the contractual maturities of Polestar's non-derivative financial assets and liabilities, including its financing arrangements refer to Note 17 - Financial instruments.
Management's 2026-2030 business plan indicates that Polestar Group depends on rolling-over current financing arrangements as well as obtaining additional financing that is expected to be funded via one of, or a combination of, new short-term working capital loan arrangements, long-term loan arrangements, loans with related parties, and executing capital market transactions through offerings of debt and/or equity. Until Polestar Group begins generating sufficient positive operating cash flows, the timely realization of these financing endeavors is essential for Polestar Group's ability to continue as a going concern. Management cannot guarantee that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned. During the year ended December 31, 2025, Polestar demonstrated its ability to manage its liquidity by the following initiates (refer to Note 30 - Subsequent events for further details):
•Entering into multiple short-term working capital loan arrangements with international banking partners and in China.
•Entering into a credit agreement with a wholly owned subsidiary of Geely Sweden Holdings AB in relation to a subordinated Term Loan Facility of up to $600.0 million.
•Completing a private investment in public equity ("PIPE") transaction by PSD Investment Limited, an existing investor, for $200.0 million.
•Raising capital from Banco Bilbao Vizcaya Argentaria, S.A. and NATIXIS through the issuance of ADS' for an aggregate amount of $300.0 million.
•Agreeing with Geely Sweden Holdings AB on future conversion into equity of approximately $300.0 million of the outstanding principal and interest on a convertible loan.
Polestar is party to financing instruments that contain financial covenants with which Polestar must comply during, and beyond, the 12 months following the issuance date of these Consolidated Financial Statements including, but not limited to, a minimum quarterly cash level of €400.0 million, minimum annual revenue amounts and maximum quarterly financial indebtedness of $5.5 billion - refer to Note 26 - Loans and borrowings for further details. A failure to comply with such covenants may result in an event of default that could have material adverse effects on its business. Due to the factors discussed above, there is substantial doubt as to whether Polestar will be able to comply with all covenants in future periods. Remedies to a potential event of default include proactively applying for a covenant waiver prior to such event of default occurring. During 2025, Polestar identified that it was at risk of breaching the debt-to-asset ratio and minimum annual revenue covenants under its Club Loan. Prior to any breach occurring, Polestar applied for and received lender approval to amend both covenants, confirmed on July 9, 2025. No event of default occurred; refer to Note 26 - Loans and borrowings for further details. In March 2026, Polestar received lender confirmation of updated 2026 minimum annual revenue and debt-to-asset ratio covenant thresholds aligned with management’s forecasts. Based on these thresholds, management expects to remain in compliance with applicable covenants within the twelve-month period following issuance. There remains material uncertainty as to whether Polestar will comply with all covenants in future periods. Management cannot guarantee that waivers will be granted for any future non-compliance with covenants on this facility nor on Polestar's other borrowings with covenants.
Management forecasts sufficient liquidity in the twelve-month period following the issuance date of these Consolidated Financial Statements in order for Polestar to meet its cash flow requirements as well as to ensure compliance with the applicable financial covenants, but the uncertainty related to the execution of management's liquidity and funding plan indicates the existence of a material uncertainty that may cast substantial doubt upon Polestar's ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. These Consolidated Financial Statements do not include any adjustments to reflect the going concern uncertainty.
Note 2 - Material accounting policies and use of significant judgements and estimates
Use of estimates and judgements
The preparation of these Consolidated Financial Statements requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a regular basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. The judgements that management considers to have the most significant impact on these Consolidated Financial Statements, along with the areas of estimation uncertainty, including those that may result in material adjustments to the carrying amounts of assets or liabilities within the next financial year, are described below. In accordance with IAS 1 'Presentation of Financial Statements', the key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are: (i) impairment of property, plant and equipment and intangible assets, including goodwill; and (ii) net realizable value of inventory. These estimates require management to make assumptions about future market and economic conditions, including forecast revenue growth, volumes, pricing, cost development and discount rates. The assessment of impairment indicators and the measurement of any impairment involve estimation uncertainty, as they require assumptions about future production volumes, technological developments and the recoverable amount of the related assets. Changes in these assumptions could result in material adjustments to the carrying amounts of property, plant and equipment and intangible assets. Given the inherent uncertainty in these assumptions, changes in these factors could result in material adjustments to the carrying amounts of the related assets and liabilities within the next financial year.
•Going Concern – Refer to Note 1 - Basis of preparation.
◦Judgements: Management applies significant judgement in assessing the Group's ability to continue as a going concern, including evaluating forecast liquidity, access to financing, compliance with debt covenants, and the impact of macroeconomic and market conditions. These assessments require consideration of future business performance, funding arrangements, and the timing of expected cash flows. Changes in these assumptions could have a material impact on the Group's ability to continue as a going concern.

•Revenue – Polestar primarily generates revenue via its sales of vehicles, sales of carbon credits, sales of licenses and royalties, vehicle leasing, and sales of software and performance engineered kits. Refer to Note 4 - Revenue.
◦Judgements: Polestar uses significant judgement in determining when to recognize revenue related to vehicle sales and sales of carbon credits. Judgements are made to determine when control of a vehicle passes to the customer and the nature and timing of the satisfaction of other vehicle related performance obligations (i.e., revenue recognition over time versus a point in time). Judgements are made to determine when Polestar satisfies its performance obligations related to the transfer of its carbon credits since the legal and regulatory criteria for transfer and enforceable rights to consideration differ between programs and jurisdictions. This requires assessing, for each significant arrangement, whether Polestar has met all substantive conditions for the credits to be transferred and for consideration to be retained (for example, verification or certification milestones, counterparty approvals or cancellation rights). If these judgements were to change, the timing of revenue recognition for carbon credits could shift between reporting periods
◦Assumptions and estimates: Significant estimates and assumptions relate to Polestar's determination of the stand-alone selling price of vehicles and other performance obligations and to calculating residual value guarantees. Polestar considers internal cost and pricing data, supported by vehicle sales data from prior years to determine the stand-alone selling price. In providing residual value guarantees, Polestar makes estimates regarding the future residual values on certain vehicles, considering variables like recent car auction values, future price deteriorations, and repair and reconditioning costs. In estimating variable consideration, including residual value guarantees, the Group applies either the expected value method or the most likely amount method depending on the characteristics of the arrangement. These estimates are developed using a combination of internal historical data, observable market data (including third-party vehicle values), and forward-looking assumptions regarding market demand and pricing trends. Where relevant, the Group applies a portfolio approach to similar contracts with consistent characteristics. The resulting estimate is subject to the constraint such that revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the underlying uncertainty is resolved.
•Intangible assets – Polestar purchases intellectual property ("IP") which is capitalized into intangible assets. Polestar primarily purchases IP for use in vehicle production and development. Refer to Note 15 - Intangible assets and goodwill.
◦Judgements: Significant judgements include determining the useful life (based on forecast production volumes). Determining the useful life requires management to assess the expected period over which specific IP will generate economic benefits in a fast‑evolving EV technology environment.
◦Assumptions and estimates: Polestar uses the units of production method to calculate amortization of intangible assets related to vehicle production. Assumptions of the units over which amortization is taken relate to the number of vehicle produced over the production lifecycle. Therefore, assumptions of useful life correlate to units produced. These estimates require Polestar to predict the units, over which these IP assets will generate future economic benefit via their use in vehicle production.
•Property, plant and equipment – Polestar purchases and constructs items of property, plant and equipment ("PPE"). Refer to Note 16 - Property, plant and equipment.
◦Judgements: Significant judgements include determining the useful life and reviewing the assets for impairment, because these require assessing the period over which production and other assets will be used in a rapidly changing EV manufacturing footprint and identifying indicators that those assets may not be recoverable as originally planned. Different conclusions on useful lives or impairment indicators could change the timing and amount of depreciation expense and any impairment charges recognized in profit or loss.
◦Assumptions and estimates: Polestar uses either the straight-line or units of production method, depending on the nature and use of the asset, to depreciate its PPE. Assumptions of the useful life over which depreciation is taken relate to the vehicle production lifecycle. These estimates require Polestar to predict the time period, or units, over which these assets will generate future economic benefit.
•Impairment of PPE, intangible assets and goodwill – Polestar conducts routine evaluations of its PPE, intangible assets, and goodwill for evidence of impairment indicators. Refer to Note 2 - Material accounting policies and use of significant judgements and estimates - Material accounting policies - Impairment.
◦Judgements: Polestar uses significant judgement to determine the number of Cash Generating Units ("CGU"), and the composition of each CGU. CGUs are identified as the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In applying this principle, management considers the interdependence of the vehicle platforms it uses, and the IP behind them, production assets, and supporting infrastructure, as well as the interdependence of the cash flows generated from the sale of the vehicles and how these cash flows are monitored internally. Given the integrated nature of Polestar’s operations, including shared platforms, manufacturing processes, and centralized decision-making, judgement is required to determine the appropriate level at which independent cash inflows can be identified.
◦Assumptions and estimates: Polestar uses estimates to determine the recoverable amount of each CGU. Estimating the recoverable amount requires the forecasting of future cash flows. Key estimates in forecasting future cash flows are volumes, pricing, manufacturing costs, and the weighted average cost of capital ("WACC") as the discount factor used. These assumptions are subject to change in the future and there is a significant risk that these changes may result in a material adjustment to the carrying amount of PPE, intangible assets and goodwill within the next financial year. In particular, for the Internal Development Projects CGU (including Polestar 5), a key assumption relates to forecast revenue growth following launch. The impairment model assumes significant revenue growth in the initial years following launch in the second half of 2026, with revenue forecast to increase by 309% over the first three years before stabilizing in the later years of the forecast period. This growth profile underpins the expected timing of cash flow breakeven and is subject to estimation uncertainty, including assumptions regarding market adoption, pricing and competitive dynamics. Changes in this assumption could have a material impact on the recoverable amount of the CGU.
•Net realizable value (impairment of inventory) – Polestar conducts routine evaluations of its inventories to ensure that the carrying value of inventories does not exceed net realizable value ("NRV"). Refer to Note 19 - Inventories.
◦Assumptions and estimates: Estimates of selling price and related costs to sell are based on management's assessment of internal and external market data, including observable pricing trends, expected market conditions in each geography, and other factors that could impact achievable selling prices. These assumptions are subject to change in the future and there is a significant risk that these changes may result in a material adjustment to the carrying amount of inventory within the next financial year.
•Valuation of tax loss carryforwards – Polestar recognizes deferred tax assets including those arising from tax loss carryforwards, only to the extent that it is probable that future taxable profit will be available to be utilized. Refer to Note 13 - Income tax benefit.
◦Assumptions and estimates: Estimates relate to the level of future taxable income and the timing of the recovery of deferred tax assets. Polestar must consider future business performance, tax planning strategies, and the economic environment in different tax jurisdictions.
•Valuation of Earn-out rights – The contingent Earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques. The resulting valuation is categorized as Level 3 in the fair value hierarchy as it uses a significant Level 3 input. Refer to Note 3 - Financial risk management.
◦Assumptions and estimates: Polestar estimates the fair value of the Earn-out rights each period utilizing a Monte Carlo valuation model which incorporates various market inputs and a significant unobservable input - the volatility of Polestar's ADS'.
•Manufacturing with related parties – Polestar manufactures its vehicles via contract manufacturing agreements with its related parties Volvo Car Group ("Volvo Cars") and Zhejiang Geely Holding Group Company Limited ("Geely"). Manufacturing and manufacturing-related agreements either independently, or together, create rights and obligations for Polestar. Refer to Note 28 - Related party transactions.
◦Judgements: Polestar uses significant judgement in assessing its manufacturing and manufacturing‑related agreements with Volvo Cars and Geely to determine whether they contain a lease, a executory supply arrangement or give rise to separate assets and/or liabilities (for example, prepayments, onerous contracts or embedded financing), and hence how they are recognized in the statement of financial position and profit or loss.
◦Assumptions and estimates: Polestar estimates the value of the asset and/or liability arising from a single manufacturing agreement or group of manufacturing agreements, including variable consideration linked to production volumes and pricing, minimum volume or capacity commitments and, where relevant, discounting of future cash flows using an appropriate discount rate. Polestar primarily considers contractual commitments to (i) pay or receive cash or some other asset and the timing of such cash movements; and (ii) the right to use an asset and the time period over which this right exists.
Material accounting policies
Adoption of new and revised IFRS accounting standards
Effects of new and revised accounting standards
The following new or revised accounting standards effective from January 1, 2025 were adopted by the Group for the preparation of these Consolidated Financial Statements. Unless otherwise stated, their adoption did not have a material impact on these Consolidated Financial Statements.
•In August 2023, the IASB issued the amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") titled Lack of Exchangeability, which outlines how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not. This standard for annual periods is effective beginning on or after January 1, 2025.
•In December 2023, the ISSB amended the non-climate-related content in the Sustainability Accounting Standards Board ("SASB") standards, which removes and replaces jurisdiction-specific references and definitions in the SASB standards, without substantially altering industries, topics or metrics. This standard for annual periods is effective beginning on or after January 1, 2025.
New and revised IFRS accounting standards issued but not yet effective
The following new and revised IFRS accounting standards have been issued but were not effective for the annual period ended December 31, 2025. Unless otherwise noted, Polestar has concluded their adoption will not have a material impact on the Group's Consolidated Financial Statements.

•In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which outlines the requirements for the presentation and disclosure of information in financial statements. It includes the requirement to classify income and expenses into three new categories: operating, investing, and financing. IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027. Polestar is evaluating the impact of adopting this standard and the effects are not yet known.
•In May 2024, the IASB issued amendments to IFRS 7 and IFRS 9, Financial Instruments ("IFRS 9"), which outlines matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. This standard for annual periods is effective beginning on or after January 1, 2026.
•In May 2024, the IASB issued IFRS 19, Subsidiaries without Public Accountability: Disclosures ("IFRS 19"), which specifies reduced disclosure requirements that eligible entities can apply instead of the disclosure requirements in other IFRS accounting standards. This standard for annual periods is effective beginning on or after January 1, 2027.
•In July 2024, the IASB issued the amendments as part of its annual improvements process (Annual Improvements to IFRS Accounting Standards - Volume 11) to IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1") regarding hedge accounting by a first-time adopter, IFRS 7 about gain or loss on derecognition, IFRS 7 regarding disclosure of deferred difference between fair value and transaction price, IFRS 7 regarding credit risk disclosures, IFRS 9 regarding lessee derecognition of lease liabilities, IFRS 9 regarding transaction price, IFRS 10, Consolidated Financial Statements ("IFRS 10") regarding determination of a ‘de facto agent' and IAS 7 regarding cost method. These annual improvements are sufficiently minor or narrow in scope that they were packaged in one document, even though the amendments are unrelated. This standard for annual periods is effective beginning on or after January 1, 2026.
•In July 2024, the IASB issued amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") titled Translation to a Hyperinflationary Presentation Currency, which provides new guidance on translating financial statements from a non-hyperinflationary functional currency into a hyperinflationary presentation currency. These amendments are effective for annual reporting periods on or after January 1, 2027.
•In December 2024, the IASB issued amendments to IFRS 7 and IFRS 9, titled Contracts Referencing Nature‑Dependent Electricity, which address classification, measurement, and disclosure for contracts referencing weather-dependent renewable electricity. These amendments are effective for annual reporting periods on or after January 1, 2026.
•In August 2025, the IASB issued amendments to IFRS 19, Subsidiaries without Public Accountability: Disclosures, to update the reduced disclosure requirements for standards issued between February 2021 and May 2024. These amendments are effective for annual reporting periods beginning on or after January 1, 2027.
Basis of consolidation
The Consolidated Financial Statements include the Parent and all entities over which the Parent, either directly or indirectly, exercises control. The Parent controls an entity when the Parent is exposed to, or has rights to, variable returns from its involvement with the entity, has the ability to affect those returns through its power over the entity, and if it has power over decisions which affect investor returns (i.e., voting or other rights). All subsidiaries are fully consolidated from the date on which the Parent obtains control. Consolidation ceases on the date that control is lost. All inter-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated upon consolidation.
Cash and cash equivalents
Cash equivalents are highly-liquid, short-term investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value that are held for the purpose of meeting short-term cash commitments. Cash and cash equivalents primarily comprise demand deposits with banks and short‑term bank deposits with original maturities of three months or less from the date of acquisition. As of December 31, 2025 the cash and cash equivalent consists of cash and bank balances of $1,150,436 and time deposits of $8,863.
Restricted deposits
Restricted deposits are comprised of amounts in certain specific bank accounts which are unavailable for general purposes due to underlying arrangements that impose restrictions on those accounts. As a result, the amounts do not meet the definition of a demand deposit nor a short-term, highly liquid investment that is readily convertible to known amounts of cash with an insignificant risk of changes in value. Furthermore, part of the restricted deposit balance is expected to remain unavailable for use for a period of or exceeding twelve months as the obligations to which they relate mature in more than twelve months' time. Consequently, the balance is presented separately from cash and cash equivalents and classified as a current and non-current asset in the Consolidated Statement of Financial Position.
Government grants
The Group received various government grants across China, the UK, Ireland, and Sweden, supporting activities such as production-related costs, product development, zero‑emission vehicle adoption, and innovation initiatives. These grants are not linked to future performance and are not subject to repayment, and those related to assets are deducted from the asset's carrying value and recognized over the asset's useful life as a reduction of depreciation. Other grants are recorded either as reductions of related expenses or as other operating income, depending on their nature. The amount of government grants recognized related to assets as of December 31, 2025 and 2024 was $2,102 and $8,477, respectively. The amount of government grants recognized related to income as of December 31, 2025 and 2024 was $4,562 and $1,775, respectively.

Polestar is granted carbon credits from various jurisdictions in which it operates related to its manufacturing and commercialization of electric vehicles. Polestar accounts for the receipt of carbon credits as government grants relating to income and are recognized in inventories in the Consolidated Statement of Financial Position at cost (i.e., nominal value) on the day they are received.
Revenue recognition
Revenue from contracts with customers is measured at an amount that reflects the consideration which the Group expects to be entitled to in exchange for the goods or services sold - the transaction price. When consideration in a contract includes variable amounts, the Group estimates the consideration to which Polestar will be entitled in exchange for transferring goods to the customer, using either the expected value method or the most likely amount method, depending on the facts and circumstances underlying the sale. In general, the most likely amount method is used when there is a single most likely amount of variable consideration Polestar will receive, and the expected value method is used otherwise. After estimating the amount of variable consideration it will receive, Polestar applies the constraint to recognize only the amount for which it is highly probable that a significant reversal will not occur.
For each contract with a customer, the Group evaluates whether the contract includes multiple promises that constitute separate performance obligation to which a portion of the transaction price needs to be allocated. For contracts that contain more than one performance obligation, Polestar Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The stand-alone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which Polestar Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, Polestar Group instead estimates it, using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.
Revenue is recognized when the customer obtains control of the goods or services, and thus has the ability to direct the use of, and obtain the benefits from, the goods or services.
Sales of vehicles
Vehicles are sold to individuals ("direct-to-consumer"), fleet customers, Polestar's financial service partners (which provide lease financing to end customers), dealers, importers and, prior to 2025, Polestar's equity method investment, Polestar Times Technology.
Polestar's vehicle sales contracts vary from market to market but generally include multiple performance obligations such as:
•Transfer of the vehicle;
•Connected services - lifetime or fixed period access to the internet and over-the-air software updates, which provide Polestar's customers new features and improvements to existing vehicle functionality;
•RSA - Roadside assistance for a fixed period of time; and
•FSM - Free service maintenance for a fixed period of time.
Variable consideration in the transaction price primarily consists of residual value guarantees ("RVGs") which Polestar provides to its financial service partners as part of certain vehicle sales contracts. These financial service partners offer lease contracts on Polestar's vehicles to the end customer. RVGs may reduce the total compensation to which Polestar is ultimately entitled as they oblige Polestar to compensate the financial service partner if a defined residual value is not met when the lease ends and the used vehicle is sold. Polestar uses internal and/or external data to estimate the residual value of the vehicle sold and, therefore, the amount of variable consideration it expects to receive, applying the constraint.
A refund liability is recognized for any difference between the contractual amount of the sale of the vehicle and the transaction price calculated considering the variable consideration. This refund liability is subsequently adjusted each period to reflect Polestar's estimated changes in the variable component.
Since commercialization of Polestar vehicles commenced in the third quarter of 2020, the Group has not recognized a significant number of customer returns, and therefore accrues di-minimis obligations for returns, refunds, or other similar obligations for the years ended December 31, 2025 and 2024.
Polestar uses an expected cost plus a margin method for allocating the transaction price between the service obligations and the vehicle. Generally, the transaction price allocated to the transfer of the vehicle is recognized at a point in time on the delivery date. The services are considered stand-ready obligations as Polestar cannot determine when a customer will access a service, or the quantity of a service the customer will require (i.e., delivery is within control of the customer). The revenue allocated to these services is initially presented as a contract liability and is recognized as revenue on a straight-line basis over the contractual period of the stand-ready obligation, as the Group satisfies its performance obligations. When services are offered for the lifetime of the car, Polestar uses an 8-year period, consistent with the expected utilization of the services.
Payment for sale of vehicles is generally due on or shortly after the delivery date.
Sale of parts and accessories
Polestar generates revenue from the sale of accessories and replacement parts through a combination of direct sales and licensing arrangements, primarily in collaboration with Volvo. Under certain arrangements, Polestar licenses intellectual property, including performance engineering technology, software, and trademarks, to Volvo. In these cases, Volvo is responsible for manufacturing, marketing, and selling vehicles, parts, and accessories to end customers, and Polestar is not a party to the underlying sales contracts. Polestar receives consideration in the form of variable license fees or royalties that are based on the sales of licensed products. These royalties are typically calculated based on the number of units sold or as a percentage of sales generated by Volvo. Revenue from such licensing arrangements is recognized in accordance with IFRS 15 as sales-based royalties on licenses of intellectual property and is recognized at the point-in-time when the subsequent sales occur. In other arrangements, Polestar is the contracting party with the customer and evaluates whether it controls the specified goods before transfer to the customer in determining whether it acts as the principal or agent. When acting as a principal, Polestar recognizes revenue on a gross basis when control of the goods transfers to the customer. When acting as an agent, Polestar recognizes revenue on a net basis. Both components are presented within Revenue on the Consolidated Statement of Loss and Comprehensive Loss and are further disaggregated in Note 4 - Revenue. In Note 4 - Revenue, revenue related to direct sales of accessories is recognized within sales of vehicles. Revenue related to sales of parts and licensing arrangements is recognized within sales of licenses and royalties.
Sales of carbon credits
Polestar generates revenue from the sale of carbon credits and through participation in programs established in certain regions with the objective of reducing greenhouse gas emissions (e.g., the EU Commission's carbon pooling arrangement).
Various jurisdictions encourage manufacturers to produce and sell low-polluting and non-polluting vehicles by providing manufacturers with mechanisms to directly or indirectly monetize their production of low- and non-polluting vehicles ("emission programs"). Polestar does not manufacture or sell carbon emitting vehicles and therefore is able to benefit from these emission programs. The emission programs can take different forms which impacts the recognition of related revenue, and changes in regulations on automotive regulatory credits may significantly impact the remaining performance obligations and revenue to be recognized under these contracts. The following describes Polestar's revenue recognition for the material emission programs in which Polestar participates:
•In certain jurisdictions there are agencies which award tradable carbon credits to qualifying companies. In these cases, Polestar recognizes revenue when the carbon credits awarded to it by the agencies are sold to third parties. Revenue is recognized at the point in time the customer obtains control of the carbon credits (i.e., Polestar satisfies its performance obligation). This is evidenced when the relevant agency confirms the credits have moved out of Polestar's account and into the counterparty's account i.e. when the counterparty has the ability to direct the use of, and obtain the benefits from, the carbon credits transferred.
•In the EU there are emissions targets for the fleets registered in eligible countries in the EU by each vehicle manufacturer in a calendar year. If a manufacturer's fleet exceeds the target, they are required to pay a penalty. A pooling agreement allows multiple companies to come together and form a single pool of their fleets for the purposes of the calculation of the fleet emissions. This allows manufacturers with high emission fleets to reduce their penalty by pooling with manufacturers with low emission fleets. For the calendar year 2025, Polestar entered into a pooling agreement with other vehicle manufacturers under which it is compensated by the high emission members of the pool for each of its vehicles sold and registered in the eligible countries. Under the pooling agreement, Polestar's performance obligation is to register its low emission vehicles as part of the pool which allows the high emissions manufacturers to benefit by paying a lower penalty than they would have paid in the absence of the pool. The performance obligation is satisfied over time as Polestar registers its vehicles with the pool over the contract period and, accordingly, Polestar recognizes revenue over time. Polestar uses the output method to estimate the revenue to be recognized in any period based on the vehicle registrations in that period.
Vehicle leasing revenue
The Group enters into transactions to sell vehicles under which the Group has the obligation to repurchase the vehicles from the customer at a pre-determined price and fixed date in the future ("buy-backs"). The Group accounts for buy-backs as operating leases and the difference between the sale price and the buy-back price is recognized as vehicle leasing revenue on a straight-line basis over the buy-back term.
Sales of software and performance engineered kits
Revenue from the sales of software and performance engineered kits is related to intellectual property licensed to Volvo Cars under which Volvo Cars obtained rights to provide software upgrades and optimizations and enhancements, respectively, to their customers' vehicles in exchange for sales-based royalties to Polestar Group. The Group's performance obligation is satisfied at the point in time the Group transfers the licensed know-how to Volvo Cars, which is when Volvo Cars obtains control of the intellectual property and has the ability to direct the use of, and obtain the benefits from, the license. The Group recognizes license revenue from sales-based royalties in the period in which Volvo Cars' sales of software occur.
There are no significant payment terms as payment is due near the date of invoice.
Asset-based financing
The Group may enter into tooling arrangements with its manufacturing suppliers that involve the legal sale of tooling with a related agreement to allow Polestar to continue to use the assets in the production of its vehicles. The Group assesses each arrangement to determine whether it represents: (i) a contract with a customer within the scope of IFRS 15, (ii) a lease within the scope of IFRS 16, or (iii) a financing arrangement within the scope of IFRS 9. This assessment is based on the substance of the arrangement, including the business purpose of the transaction, the nature of the tooling being sold and whether, in practice, control of the tooling is transferred to the purchaser (or if the Group continues to have the right to direct the use of, and obtain substantially all of the economic benefits from, the tooling).
Where an arrangement does not result in the transfer of control of the tooling to the purchaser and instead represents a financing mechanism for the Group, the arrangement is accounted for as a financial liability measured at amortized cost.
Cost of sales
Cost of sales consist of the inventory costs of the vehicles sold in the period and other costs directly related to Polestar's revenue generating activities. Inventory costs are purchase costs, conversion costs, and other costs incurred in bringing the vehicles to their present location and condition. These costs primarily consist of contract manufacturing costs for vehicle production, depreciation of

Polestar owned PPE and right-of-use ("ROU") assets used in the manufacture of its vehicles, amortization of intangible assets required for vehicle manufacture, warehousing and transportation costs for inventory and customs duties.
Other costs directly related to Polestar's revenue generating activities include costs related to warranty provisions, NRV adjustments on inventories and impairment charges.
Employee benefits
Polestar Group compensates its employees through short-term employee benefits, other long-term benefits, and post-employment benefits. Termination benefits may be issued when Polestar decides to end employment with employees. Additionally, Polestar provides mandatory social security contributions and other statutory and voluntary benefits to its employees.
Short-term employee benefits
Short-term employee benefits consist of wages, salaries, social benefit costs, paid annual leave and paid sick leave, and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid and are presented within provisions and other liabilities in current liabilities in the Consolidated Statement of Financial Position.
Post-employment benefits
Polestar Group's post-employment benefits are comprised of defined contribution pension plans and the Swedish pension scheme ("ITP 2") that is managed by the mutual insurance company Alecta.
For defined contribution plans, premiums are paid to a separate legal entity that manages pension plans on behalf of various employers. There is no legal obligation to pay additional contributions if this legal entity does not hold sufficient assets to pay all employee benefits. Contributions payable are recognized in the reporting period in which services are rendered. Contribution rates are unique to each employee.
The ITP 2 plan in Sweden is a defined benefit plan but is accounted for as if it were a multi-employer defined contribution plan, because Alecta does not distribute sufficient information that enables employers to identify their share of the underlying financial position and performance of ITP 2. The premiums for retirement pensions and survivor's pensions are calculated individually and are based on salary, previously earned pension benefits, and expected remaining years of service, among other factors. Premiums of $5,503 are estimated to be paid to Alecta for the year ended December 31, 2026 related to ITP 2.
Polestar Group's share of the total savings premiums for ITP 2 in Alecta for the years ended December 31, 2025, 2024, and 2023, amounted to 0.34%, 0.34%, and 0.32%, respectively. Further, Polestar Group's share of the total number of active policy holders as of December 31, 2025, 2024, and 2023, amounted to 0.08%, 0.08%, and 0.08%, respectively. The "collective consolidation level" comprises the market value of Alecta's assets as a percentage of the insurance obligations calculated in accordance with Alecta's actuarial methods and assumptions. The collective consolidation level is normally allowed to vary between 125% and 175%. If Alecta's collective consolidation level is below 125% or exceeds 175%, measurers should be taken to create conditions for the collective consolidation level to return to the range. If the collective consolidation level is below 125%, a measure to return the consolidation level to a normal range may be to increase the agreed price for new subscriptions and/or reduction of existing benefits. If the consolidation level exceeds 175%, one measure to return the consolidation level to a normal range may be to introduce premium reductions. As of December 31, 2025, 2024, and 2023, Alecta's surplus of consolidation level amounted to 167%, 163%, and 158%, respectively.
Alecta is responsible for managing the plan's assets and liabilities in accordance with Swedish pension regulations and for ensuring that the plan remains adequately funded. Polestar has no control over Alecta's investment or funding decisions. Polestar is exposed to the risk that future contributions may increase if Alecta's collective consolidation level falls below the normal range. No plan amendments, curtailments, or settlements occurred during the year.
Termination benefits
Termination benefits consist of salaries, social benefits, fringe benefits, and severance pay provided to employees that have been terminated from employment as a result of either (1) Polestar's decision to terminate an employee's employment before the normal retirement date or (2) an employee's decision to accept an offer of benefits from Polestar in exchange for the termination of employment. A liability and corresponding expense related to these benefits is recognized at the earlier of either (1) the date in which Polestar can no longer withdraw the offer for termination benefits (e.g., upon acceptance by the employee) and (2) the date when Polestar recognizes a restructuring provision that includes the payment of termination benefits.
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
Cash settled share-based payment awards are recognized as a financial liability at their fair value on the date of grant and remeasured at each reporting date until the date of settlement, with changes in fair value recognized in profit and loss. Equity-settled share-based payment awards are recognized in equity using the fair value as of the grant date and the modified grant date method approach was followed in recognizing and measuring the fair value. The fair value of the instrument granted will not be revaluated after the grant date, however, the number of shares granted can be modified until the vesting date to reflect any failure to satisfy any vesting or non-vesting conditions. The total consideration recorded on the vesting date for employee services received is equal to the fair value of the equity instrument granted times a number of shares. The expense associated with share-based payments is recognized over the period in which services are provided by the participant, immediately if services are deemed to have already been provided by the participant, or a combination thereof if services were already provided and the participant will continue to provide services over a future period. Share-based payment expenses are recorded in the functional cost category of the Consolidated Statement of Loss and Comprehensive Loss that corresponds with the nature of the services provided.
Leases
Polestar as lessee
At inception of a contract, the Group assesses whether the contract is or contains a lease. In determining the lease term, management considers all relevant facts and circumstances related to exercising an extension option or not exercising a termination option. Such options are only included in the lease term if the extension option or termination option is reasonably certain to be exercised or not exercised, respectively. If circumstances surrounding the Group's decision related to extension and termination options change, the Group reassesses the term of the lease accordingly.
At the lease commencement date, a right-of-use ("ROU") asset and a lease liability are recognized in the Consolidated Statement of Financial Position. The lease liability is initially measured at an amount equal to the present value of the future lease payments under the lease contract, discounted by the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise in-substance fixed payments, among other fixed lease payments, and variable lease payments that depend on an index or a rate, the exercise price of purchase options (if the lessee is reasonably certain to exercise the options), and payments of penalties for terminating the lease (if the lease term reflects the exercise of an option to terminate the lease). The practical expedient of including non-lease components in the measurement of the lease liability for all asset classes is applied.
The ROU asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, and the estimate of costs to dismantle and remove the underlying asset or the site on which it is located, less any lease incentives received. The asset is subsequently depreciated to profit or loss on a straight-line basis from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term, except ROU assets that are used in the manufacturing of vehicles, which are depreciated on a production basis and capitalized into inventory. For more information regarding amortization of the ROU asset, refer to Note 12 - Leases. The ROU asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The Group elected the practical expedient to not recognize a ROU asset and lease liability for short-term and low-value leases. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense over the lease term.
In the Consolidated Statement of Loss and Comprehensive Loss, depreciation expense of the ROU assets is presented on the same line item(s) as similar items of PPE. The interest expense on the lease liability is presented as part of finance expense. In the Consolidated Statement of Cash Flows, payments of the lease liability are presented as financing activities. Payments of interest, short-term leases, and leases of low value are presented as cash flows from operating activities.
The Group has certain implicit leases stemming from contract manufacturing agreements related to the production of Polestar vehicles. These agreements are associated with unique type bound tooling and equipment ("PS Unique Tools") used in the production of Polestar vehicles. The PS Unique Tools are suited specifically for Polestar vehicles and Polestar has the right to direct the use of the related assets. The production of Polestar vehicles occupies 100% of these assets' capacity; as such, the PS Unique Tools are also recognized as ROU assets by the Group from the day production starts.
Sales leaseback transactions
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
Polestar as lessor - buy-backs
In the Consolidated Statement of Financial Position, vehicles sold under buy-back agreements are transferred from inventory to be presented as vehicles under operating leases. The vehicles are initially measured at cost and depreciated on a straight-line basis over their respective lease term to their estimated residual value. Deferred revenue is recorded for the difference between the cash received from the sale of the vehicle and the vehicle's repurchase value and the associated repurchase liability is presented in other liabilities. Following repurchase by Polestar, the vehicles are reclassified to inventories.
Finance income and expense
Finance income and expense represent items outside the Group's core business. These items are presented separately from operating loss and include interest income on bank deposits, interest expense related to loans, borrowings and lease liabilities, and other finance income and expenses.
Foreign currency
Transactions in currencies other than an entity's functional currency (i.e., foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities denominated in a foreign currency are translated to the functional currency using the closing exchange rate and items of income and expense are translated at the monthly average exchange rate. Foreign currency gains and losses arising from transactions related to treasury activities are presented as Foreign exchange gains (losses) on financial activities, net. Foreign currency gains and losses arising on other transactions are presented as Foreign exchange gains (losses) on operating activities, net.
Income tax benefit
Polestar Group's income tax benefit consists of current tax and deferred tax. Taxes are recognized in the Consolidated Statement of Loss and Comprehensive Loss, except when the underlying transaction is recognized directly in equity, whereupon related taxation is also recognized in equity.
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
Deferred tax assets and liabilities are measured using the tax rates that are expected to be applied when the asset is realized or the liability is settled, using the tax rates and tax rules that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position.
Deferred tax assets relating to temporary differences and loss carryforwards are recognized to the extent it is probable that they will be utilized in the future. The recognition of deferred tax assets requires assumptions to be made about the level of future taxable income and the timing of recovery of the deferred tax assets. These assumptions take into consideration forecasted taxable income in the applicable tax jurisdictions. Recognized and unrecognized deferred tax assets are reassessed at each reporting date to reflect the probability of future taxable profits.
Deferred tax assets and deferred tax liabilities are offset when: (i) the entity has a legally enforceable right to offset current tax assets and current tax liabilities; and (ii) they are attributable to the same taxation authority on the same taxable entity, or different taxable entities where there is an intention to settle the balances on a net basis or simultaneously.
The Group is subject to the OECD Pillar Two rules, which introduce a global minimum corporate tax rate of 15%. The assessment of the potential exposure to Pillar Two income taxes is based on the Group’s consolidated financial statements for the current year. The Group applies a temporary mandatory relief from deferred tax accounting. Any Pillar Two income tax is recognized as current tax expense in the period in which it is incurred. Where applicable, the Group applies transitional safe harbor provisions that may limit or defer the obligation to perform full ETR calculations. Determining potential exposure to Pillar Two income taxes involves significant judgement due to rule complexity, jurisdictional variations, and evolving guidance. Assessments rely on the best available information at the reporting date.
Losses per share
Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period (when applicable) and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares outstanding during the period. In a net loss position, dilution is not allowed. The Group's potential ordinary shares are classified based on the nature of their instrument or arrangement and then the earnings per incremental share is calculated for each class of potential ordinary shares to determine if they are dilutive or anti-dilutive. Anti-dilutive potential ordinary shares are excluded from the calculation of dilutive earnings per share.
Earnings per incremental share ("EPIS") is calculated as (i) the consequential effect on profit or loss from the assumed conversion of the class of potential ordinary shares ("POS") (i.e., the numerator adjustment) divided by (ii) the weighted average number of outstanding POS for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group's classes of POSs and their related EPIS denominator adjustment methods are as follows:

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
2 - The treasury share method includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.
Intangible assets and goodwill
An intangible asset is recognized when it is: (i) identifiable; (ii) controlled by the Group; and (iii) expected to generate future economic benefits. Intangible assets have either finite or indefinite lives. Finite lived intangible assets are patents, intellectual property, both acquired and internally developed, and software. Indefinite lived intangible assets are goodwill and trademarks.
Intangible assets are measured at acquisition or internal development cost, less accumulated amortization and, as applicable, impairment loss. Depending on the nature and use of finite lived intangible assets, they are either amortized into research and development expense on a straight-line basis or capitalized into inventory on a units of production basis. Management estimates the useful life of intangible assets by taking into account judgements on how the Group plans to utilize such intangibles in accordance with the business plan and any related rights and obligations under its contractual agreements. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The useful lives of intangible assets with indefinite useful lives, goodwill and trademarks, are assessed annually to determine whether the indefinite designation continues to be appropriate. The estimated useful lives and amortization methods are reviewed at the end of each reporting period.
Manufacturing engineering
Polestar Group has entered into agreements with its related parties, Volvo Cars and Geely, regarding manufacturing engineering for the development of Polestar's vehicles. Amortization of manufacturing engineering is capitalized into inventory on a units of production basis.
Acquired IP
Acquired IP intangible assets have finite useful lives. Generally, Polestar acquires IP which is directly related to vehicle platforms and production and, also, more general use IP which is not directly related to vehicle production and platforms. Polestar Group has entered into agreements with Volvo Cars and Geely regarding the development of technology for both upgrades of existing models and upcoming models. The technology can be either Polestar unique or commonly shared. In both cases, Polestar Group is in control of the developed product for use, either through a license or through ownership of the IP.
During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its acquired IP related to the PS2. Historically, amortization of acquired IP related to the PS1 and PS2 was included in research and development expenses as it represented foundational IP that was expected to be leveraged across multiple vehicle models. However, in the fourth quarter of the year ended December 31, 2023, there was a change in expectation, and the PS2 acquired IP was no longer expected to be used in Polestar's other vehicle models. Following this change, the acquired IP related to the PS2 was amortized using the units of production method and capitalized into inventory.
Internally developed IP
Internally developed IP intangible assets have finite useful lives and arise from Polestar's research and development activities. Similar to acquired IP, internally developed IP can be directly related to either (1) vehicle platforms and production or (2) general use. During the fourth quarter of the year ended December 31, 2023, Polestar changed how it amortized its internally developed IP related to the PS1 and PS2 due to the same circumstances described above for acquired IP.
Polestar Group's research and development activities are divided into a concept phase and a product development phase. Costs related to the concept phase are expensed in the period incurred. Costs incurred in the product development phase are capitalized when (1) the Group is conducting development activities such as designing, constructing, and testing pre-production prototypes, tools, systems, and processes, (2) technical feasibility of completing the intangible asset exists, (3) resources required to complete the intangible asset are available to the Group, (4) the Group intends and has the ability to use or sell the intangible asset to generate future economic benefits, and (5) the expenditures can be reliably measured.
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
The following useful lives of acquired and internally developed IP are used:

Asset	Useful lives (in years)
Acquired IP directly related to specific vehicle platforms and production	Variable - aligns to product lifecycle
Acquired IP related to general use	3-7
Internally developed IP directly related to specific vehicle platforms and production	Variable - aligns to product lifecycle
Internally developed IP related to general use	3-7
Software
Software is an intangible asset with a finite life which is amortized over its estimated useful life of 3-8 years. Amortization of software is included in research and development expense and/or selling, general and administrative expense depending on the way in which the assets have been used.
Trademarks
Trademarks are assumed to have indefinite useful lives since Polestar Group has the right and the intention to continue to use the trademarks for the foreseeable future, while generating net positive cash flows for Polestar Group. Trademarks were generated when Volvo Cars acquired Polestar Group in July 2015. Trademarks are recognized at their fair value on the date of the acquisition less any accumulated impairment losses.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination. Goodwill was generated as a result of Volvo Cars acquiring Polestar Group in July 2015.
Property plant and equipment
Items of PPE are measured at acquisition cost, less accumulated depreciation, and as applicable, accumulated impairment loss. The cost of an acquired asset includes its purchase price, expenditures directly attributed to the acquisition and subsequent preparation of the asset for its intended use, and the initial estimate of costs to dismantle and remove the item of PPE and restore the site on which it was located. PPE can be directly related to vehicle production or general use. Repairs and maintenance expenditures are expensed in the period incurred. Expenses related to leasehold improvements and other costs which enhance or extend the life of PPE are capitalized over the useful life of the asset.
PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of the asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statement of Loss and Comprehensive Loss as other operating income or other operating expense.
Machinery and equipment
Polestar owns some of the unique tooling which is used in the manufacture of its vehicles. Because tooling is production specific, it is depreciated on a units of production basis and capitalized into inventory.
Other machinery and equipment which is directly used in vehicle production is depreciated on a unit of production basis down to its residual value and the depreciation is capitalized into inventory. Machinery and equipment related to general use is depreciated on a straight-line basis down to its residual value, which is typically estimated to be zero, over its estimated useful life. Depreciation of machinery and equipment related to general use is included in costs of sales or selling, general, and administrative expense, depending on the nature of the item being depreciated.
Polestar applies the following useful lives to PPE in use:

Asset	Useful lives (in years)
Buildings	30-50
Machinery and equipment directly related to vehicle production	Variable - aligns to product lifecycle
Machinery and equipment related to general use	3-7
Assets under construction
Assets under construction mainly consists of Polestar's machinery and vendor and in-house tooling equipment which, once finished, will be utilized in the production of vehicles. These assets are measured at cost, less any accumulated impairment loss. All direct costs associated with the construction of the tooling equipment, including interest expenses on borrowings, are capitalized. The amounts capitalized in assets under construction pertain to the completed work-in-progress portions of the tooling that Polestar has the control over and have no alternative use for the supplier. Once construction is completed and the assets are ready for their intended use, they are reclassified into the appropriate category of PPE. Depreciation of these assets begins when they are ready for their intended operational use and are placed into production.
Impairment
At the end of each reporting period, property, plant and equipment and intangible assets with finite useful lives are assessed for indications of impairment and are tested for impairment when an impairment indicator is determined to exist. Intangible assets not yet available for use, goodwill and trademarks are tested for impairment at least once annually or when an impairment indicator is determined to exist.
For the impairment test, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-generating-unit or CGU). For the years ended December 31, 2025, 2024 and 2023, Polestar's lower‑level CGUs comprised the Polestar 2 CGU, the Polestar 3 CGU, the Polestar 4 CGU and the internal development projects (i.e., Polestar 5, Polestar 6 and PX2 powertrain) CGU (the "IDP CGU").
Goodwill is allocated based on the nature of the transaction which gave rise to the goodwill and the consequential synergies. Accordingly, Polestar's goodwill is allocated to a group of CGUs that is expected to benefit from the synergies of the relevant business combinations (the "Polestar Group level", which comprises all the activities, assets and liabilities of the Group), rather than to an individual lower level CGU. The Polestar Group level represents the lowest level within the Group at which goodwill is monitored for internal management purposes and, as Polestar has no reportable operating segments, goodwill is tested for impairment at this level. Impairment evaluations conducted for the years ended December 31, 2025, 2024, and 2023 have not resulted in any impairment of goodwill.
Corporate assets are assets other than goodwill that contribute to the future cash flows of both the CGU under review and other CGUs. Corporate assets are identified and allocated, if possible, on a reasonable and consistent basis to each CGU or groups of CGUs that have cash flows which benefit from operation of the corporate assets. The current identified corporate assets of the Group cannot be allocated on a reasonable and consistent basis to any CGU and, similar to goodwill, are tested for impairment at the Polestar Group level. Impairment evaluations conducted for the years ended December 31, 2025, 2024, and 2023 have not resulted in any impairment of corporate assets.

In testing a CGU for impairment, Polestar compares the CGU's carrying amount to its recoverable amount. The recoverable amount is the higher of the CGU's (1) fair value less costs of disposal or (2) value in use. Value in use is defined as the present value of the future cash flows expected to be derived from an asset (i.e., a discounted cash flow). In calculating the value in use of a CGU, Polestar must determine if a terminal growth rate is applicable based off the facts and circumstances surrounding the CGU's potential for future cash flow generation. Additionally, Polestar uses a calculated after-tax weighted average costs of capital ("WACC") as the discount factor in its value in use calculation.
The estimated future cash flows are based on assumptions valid at the date of the impairment test that represent the best estimate of future economic conditions. Such estimates are calculated using assumptions and judgements related to future economic conditions, market share, market growth, and product profitability which are, generally, consistent with Polestar's latest business plan. When the carrying amount of the CGU is determined to be greater than the recoverable amount, an impairment loss is recognized by first reducing any goodwill allocated to the CGU to zero and then allocating the remaining impairment to the CGU's assets on a pro rata basis.
Impairment for the year ended December 31, 2025
As of December 31, 2025, Polestar identified indicators of impairment for its Polestar 2 (expected to be discontinued in 2026), Polestar 3, and Internal Development Projects (primarily made up of the Polestar 5) CGUs. No indicators of impairment were present for the Polestar 4 CGU; it was therefore not further tested for impairment. As a result, Polestar estimated the recoverable amount of these CGUs based on their value in use. Value in use was calculated based on estimations of future cash flows using assumptions that were generally consistent with the 2026-2030 business plan, adjusted where necessary to reflect changes in financial conditions and/or expectations in relation to the future subsequent to the preparation of that business plan. Mainly due to slower than expected industry-wide BEV adoption in the near term, lower demand in the upper EV premium segment, changes in regulations and policies and competitive dynamics, Polestar recognized additional impairment of $40,766, $891,054 and $167,078 on the Polestar 2, Polestar 3 and IDP CGUs, respectively. As of December 31, 2025, the recoverable amount of the Polestar 2 CGU was negative $210,354, the recoverable amount of the Polestar 3 CGU was negative $189,716 and the recoverable amount of the IDP CGU was $92,735.
All CGUs used a WACC of 14.5% (15.5% as of December 31, 2024) and no terminal growth rate. The equivalent pre-tax discount rate is 14.6% for the Polestar 2 and Polestar 3 CGUs and 14.5% for the IDP CGU.
The volumes, pricing, manufacturing costs and WACC inputs used in determining the value in use for each CGU are sensitive and require significant judgement. Changing these inputs could result in an increase or decrease to the impairment charges recognized. For the purposes of the sensitivity analysis below, management considers a reasonably possible change in these key assumptions to be a 10% increase or decrease in volumes, a 3% increase or decrease in pricing and manufacturing costs, and a 1% increase or decrease in the WACC over the next 12 months. The table below presents how the changes in volumes, pricing and manufacturing costs and an increase/decrease in WACC would change the impairment loss for the year ended December 31, 2025:

		Impact on impairment loss
		IDP CGU
Volumes	Increase by 10%	-	42,209
	Decrease by 10%	+	42,208
Pricing	Increase by 3%	-	64,097
	Decrease by 3%	+	42,844
Manufacturing costs	Increase by 3%	+	24,306
	Decrease by 3%	-	28,610
WACC	Increase by 1%	+	11,700
	Decrease by 1%	-	12,511
The Polestar Group CGU includes goodwill of $52,386 as of December 31, 2025 and was also tested for impairment based on its value in use. The key assumptions used are the same as those used for the lower level CGUs - volumes, pricing, manufacturing costs and WACC. The WACC of 14.5% is calculated primarily from market information and volumes, pricing and manufacturing costs are generally consistent with the 2026-2030 business plan, adjusted where necessary to reflect changes in financial conditions and/or expectations in relation to the future subsequent to the preparation of that business plan. No terminal growth rate is assumed.

Impairment for the year ended December 31, 2024
For the year ended December 31, 2024, the discounted cash flow for each CGU was based on their value in use and calculated based on estimations regarding future cash flows from the 2025-2029 business plan, adjusted to reflect changes in financial conditions and/or expectations in relation to the future subsequent to the preparation of the that business plan. All CGUs used a WACC of 15.5% and no terminal growth rate. Mainly due to a decrease in forecasted pricing for the Polestar 3 and forecasted demand for the Polestar 5, Polestar impaired the Polestar 3 and the internal development project (i.e., Polestar 5, Polestar 6, and PX2 powertrain) CGUs as of December 31, 2024. The recoverable amount of the Polestar 3 CGU was $635,226, resulting in an impairment loss of $205,789. The recoverable amount of the internal development project CGU was $19,328, resulting in an impairment loss of $416,303.

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
Under the equity method of accounting, at the date of acquisition, the investment is recorded at cost and the Group's proportionate share of the unconsolidated associate's net income or loss, adjusted to eliminate intercompany gains and losses, is included in Profit or Loss.
The carrying amount of the Group's investment is adjusted to recognize its share of realized profit or loss. If Polestar's share of realized losses exceeds the carrying amount of its investment, the investment balance will be written down to not less than zero. In future periods, if Polestar's share of associate earnings returns to positive, the earnings will be netted against all previously unrecognized losses, providing recognized earnings.
Polestar eliminates its unrealized profit from downstream inventory transactions against the carrying amount of its investment. If the unrealized profit exceeds the balance of the investment, Polestar will reduce the carrying amount of its investment to zero. Any remaining portion of Polestar's share of unrealized profit will not be eliminated.
Polestar conducts routine evaluations of its investment to determine if there are any indicators of impairment present and if there is subsequently objective evidence that the investment is impaired and will recognize an impairment loss when there is a decline in value below carrying value that is other than temporary.
As of December 31, 2025 and 2024, Polestar had an equity method investment in Polestar Times Technology (Nanjing) Co., Ltd, with a carrying amount of zero.
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
Financial assets
Financial assets on the Consolidated Statement of Financial Position consist of cash and cash equivalents, trade receivables and other receivables, other current and non-current assets, and restricted deposits.
A financial asset or a portion of a financial asset is derecognized when the asset is settled or when substantially all significant contractual rights linked to the asset have been transferred to a third party. Where Polestar Group concludes that all significant risks and benefits have not been transferred, the portion of the financial assets corresponding to Polestar Group's continuous involvement continues to be recognized.
Financial liabilities
Financial liabilities in the Consolidated Statement of Financial Position encompass current and non-current loans and borrowings, lease liabilities, accrued expenses, trade payables, current and non-current liabilities related to repurchase commitments within other liabilities, current and non-current refund liabilities within other liabilities, and derivative liabilities (i.e., Earn-out liability and Class C Shares liability).
A financial liability or a portion of a financial liability is derecognized when the obligation in the contract has been fulfilled, cancelled, expired, or substantially all significant contractual obligations linked to the liability have been transferred to a third party. Where Polestar Group concludes that all significant obligations have not been transferred, the portion of the financial liability corresponding to Polestar Group's continuous involvement continues to be recognized.
Classification of financial assets
Financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income ("FVTOCI") or fair value through profit or loss ("FVTPL").
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
Classification of financial liabilities
Financial liabilities are classified at amortized cost unless they are held for trading or designated as classified at FVTPL by IFRS 9, Financial Instruments ("IFRS 9"), such as derivative liabilities, financial guarantee contracts, commitments to provide loans at below-market interest rates, and contingent consideration recognized in a business combination. Generally, interest and non-interest bearing financial liabilities are carried at amortized cost as Polestar does not hold financial liabilities for trading. Polestar's derivative liabilities related to the Earn-out rights and Class C Shares are carried at FVTPL. Refer to Note 17 - Financial instruments for additional information on the Earn-out rights and the Class C Shares.
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
Subsequent measurement
Financial instruments carried at FVTPL consist of financial assets and liabilities with cash flows other than those of principal and interest on the nominal amount outstanding. Changes in fair value of these instruments are recognized in Profit or Loss as finance income or finance expense.
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
Impairment of financial assets
The Group assesses, on a forward-looking basis, the expected credit loss associated with financial assets measured at amortized cost. The Group uses the simplified approach for estimating the provision for expected credit losses ("ECL"), which requires expected lifetime losses to be recognized from the initial recognition of the receivable. The expected lifetime loss is calculated using a provision matrix which considers historical credit loss experience, current and forward-looking information, including macroeconomic conditions and other factors affecting expected collectability. The ECL provision is reevaluated at each reporting date.
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
Level 2 – Observable, market-based inputs, other than quoted prices included within Level 1, in active markets for similar assets or liabilities.
Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Polestar Group's assessment of the significance of a particular input to the fair value measurements requires judgement and may affect the valuation of the assets and liabilities being measured and their classification within the fair value hierarchy.
Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares
The Class C-2 Shares represents a derivative financial instrument that is carried at FVTPL using a fair value measurement categorized as Level 2 in the fair value hierarchy based on the observable price for the Class C-1 Shares, which are almost identical instruments, traded in an active market. Class C-1 and C-2 Shares ("Class C Shares") are presented in current liabilities within the Consolidated Statement of Financial Position as they can be exercised by the holder at any time.

Valuation methodology for the fair value of the financial liability related to the Former Parent's contingent Earn-out rights
The Former Parent's contingent Earn-out rights represent a derivative financial instrument that is carried at FVTPL using a fair value measurement categorized as Level 3 in the fair value hierarchy. The Earn-out liability is presented in non-current liabilities within the Consolidated Statement of Financial Position to align with the expected timing of any underlying earn-out payments in December 2028. The fair value of the earn-out is determined using a Monte Carlo simulation that incorporates the term, the five earn-out tranches, and the probability of the Parent's Class A Shares reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in Parent to the Former Parent. Refer to Note 17 - Financial instruments for more detail on the Former Parent's Earn-out rights.
Valuation methodology for the fair value of shares granted to employees
Fair values of RSUs and RSAs granted under the At-listing plan, One-time retention bonus plan, Employee Stock Purchase Plan and Special Retention Plan were determined using the Group's share price at the grant date or, where relevant, the closing share price of the business day following the grant date. Shares granted under the Post-listing plan were measured using either the Group's share price in case of RSUs (for non-market-based conditions) or a Monte Carlo simulation model for PSUs (for market-based conditions).
Refer to Note 9 - Share-based payment for a complete listing of all grants, including grant dates, fair value per award and measurement basis.
Inventories
Inventories in Polestar Group includes new, used, and internal vehicles. Internal vehicles are those used by employees or the Group for demonstration, test drive, and various other operating purposes that will be sold as used vehicles. Most internal vehicles are utilized for a period of one year or less prior to sale. Inventories are measured at the lower of cost and NRV and consist primarily of finished goods as of December 31, 2025 and 2024. NRV is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The cost of inventory primarily includes costs of purchase and costs of conversion. Costs of purchase includes contract manufacturing price and costs incurred in bringing the inventory to its present location and condition, including, but not limited to, costs such as freight and customs duties. Costs of conversion include costs directly related to variable production overheads, including but not limited to, depreciation and amortization on a units of production basis related to certain ROU lease assets utilized in production, machinery and equipment utilized in production, and intellectual property dedicated to our individual vehicle platforms. For groups of similar products, a group valuation methodology is applied to determine the NRV.
Equity
Distributed group contributions to the owners, along with the related tax effect, are recorded in equity in accordance with the principles for shareholder's contributions. If any unconditional shareholder's contributions are received from related party owners, they are recognized in equity.
Currency translation reserve
The currency translation reserve comprises exchange rate differences resulting from the translation of financial reports of foreign operations that have prepared their financial reports in a currency other than Polestar Group's reporting currency.
Accumulated deficit
Accumulated deficit comprises net loss for the year and preceding years less any profits distributed. Accumulated deficit also includes the effects of business combinations under common control within Polestar Group.
Provisions and contingent liabilities
Provisions are recognized on the Consolidated Statement of Financial Position when a legal or constructive obligation exists as a result of a past event, if it is deemed more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are regularly reviewed and adjusted as further information becomes available or circumstances change. If the effect of the time value of money is material, non-current provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate reflecting current market assessments of the time value of money. The unwinding of the discount is expensed as incurred and recognized in the Consolidated Statement of Loss and Comprehensive Loss. The discount rate does not reflect such risks that are taken into consideration in the estimated future cash flow. Revisions to estimated cash flows (both amount and likelihood) are allocated as operating cost. Changes to present value due to the passage of time and revisions of discount rates to reflect prevailing current market conditions are recognized as a borrowing cost.
Warranty provisions
The Group issues various types of product warranties, under which it generally guarantees the performance of products delivered and services rendered for a certain period of time. Estimated warranty costs include contractual warranty costs, warranty campaign (i.e., recall) costs, and warranty cover in excess of contractual warranties or campaigns. Warranty cover in excess of contractual warranties or campaigns occurs when Polestar Group provides a customer warranty type assistance, above and beyond the stated nature of the contract. This type of warranty cover is normal practice in maintaining a strong business relationship with the customer; the Group accordingly includes the estimate of this provision in total estimated warranty costs. In the future, the Group, may at various times initiate a recall if any products or vehicle components, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations.
All warranty provisions are recognized at the time of the sale of vehicles. The initial calculations of the warranty provisions are based on historical warranty statistics, considering factors like known quality improvements and costs for remedying defaults. The warranty provisions are subsequently adjusted if recalls for specific quality problems are made. On a periodic basis, the provisions are adjusted to reflect the latest available data such as actual spend and exchange rates. Warranty reimbursements from suppliers are recognized as separate assets. Such refunds from suppliers decrease Polestar Group's warranty costs and are recognized to the extent these are considered to be virtually certain, based on historical experience or agreements entered into with suppliers.
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
Litigation provisions
Litigation provisions comprise estimated costs for advisors, settlements, and other legal costs associated with lawsuits under which the Group is a defendant or in circumstances where the Group has indemnified other parties subject to a lawsuit. Estimates for these provisions give consideration to advice from advisors, precedents set by outcomes from lawsuits of similar nature, legal budgets, and internal assessments of trial timing and risk. Refer to Note 22 - Provisions for additional detail of individual litigation provisions for circumstances where the Group's exposure is deemed material.
Other provisions
Other provisions primarily comprise estimated costs for taxes and other miscellaneous items. Estimates for these provisions give consideration to historical trends, various other risks, and specific agreements related to recoveries provided by suppliers which cannot be allocated to any other class of provision.
Contingent liabilities
When a possible obligation does not meet the criteria for recognition as a liability, it may be disclosed as a contingent liability. These possible obligations derived from past events and their existence will be confirmed only when one, or several, uncertain future events, which are not entirely within the Group's control, take place or fail to take place. A contingent liability could also exist for a present obligation, due to a past event, where an outflow of resources is less than likely or when the amount of the obligation cannot be reliably measured.
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
Voluntary re-presentation from previous years
In order to improve the clarity and consistency of the presentation of the Group's financial position and profit and loss, during the current reporting period, the Group has altered the presentation of certain financial statement line items in the Consolidated Statement of Financial Position and Consolidated Statement of Loss and Comprehensive Loss. The presentation of the comparative information has been adjusted accordingly to ensure consistency with the current period's presentation. The alterations primarily relate to the aggregation of related party and non-related party balances of the same nature and changes in nomenclature of the line items.
Consolidated Statement of Financial Position
Presented below is the impact on the financial statement line items of the changes as of December 31, 2024.

		As of December 31, 2024
	Ref.	As previously reported	Impact of presentation changes	As revised
Assets
Non-current assets
Intangible assets and goodwill		1,040,849	—	1,040,849
Property, plant and equipment		537,743	—	537,743
Vehicles under operating leases		56,137	—	56,137
Other assets[1]		39,740	—	39,740
Deferred tax assets		81,554	—	81,554
Total non-current assets		1,756,023	—	1,756,023
Current assets
Cash and cash equivalents		739,237	—	739,237
Trade receivables and other receivables[2]	(a)+(b)	152,405	80,683	233,088

Trade receivables - related parties	(a)	37,844	(37,844)	—
Accrued income - related parties	(b)	42,839	(42,839)	—
Inventories		1,079,361	—	1,079,361
Current tax assets		5,021	—	5,021
Other assets[3]	(c)	238,907	2,713	241,620
Other current assets - related parties	(c)	2,713	(2,713)	—
Total current assets		2,298,327	—	2,298,327
Total assets		4,054,350	—	4,054,350

Equity
Share capital		(21,169)	—	(21,169)
Other contributed capital		(3,625,027)	—	(3,625,027)
Foreign currency translation reserve		63,152	—	63,152
Accumulated deficit		6,911,604	—	6,911,604
Total equity		3,328,560	—	3,328,560
Liabilities
Non-current liabilities
Contract liabilities[4]		(61,002)	—	(61,002)
Deferred tax liabilities		(630)	—	(630)
Provisions[5]		(94,757)	—	(94,757)
Other non-current liabilities[6]		(71,398)	—	(71,398)
Earn-out liability		(28,778)	—	(28,778)
Loans and borrowings[7]	(d)+(e)	(927,235)	(1,353,827)	(2,281,062)
Lease liabilities[8]	(d)	(47,918)	(56,431)	(104,349)
Other non-current interest-bearing liabilities - related parties	(e)	(1,410,258)	1,410,258	—
Total non-current liabilities		(2,641,976)	—	(2,641,976)
Current liabilities
Trade payables	(f)	(103,368)	(790,546)	(893,914)
Trade payables - related parties	(f)	(790,546)	790,546	—
Accrued expenses - related parties	(g)+(h)	(279,686)	279,686	—
Accrued expenses[9]	(g)+(i)	—	(519,760)	(519,760)
Advance payments from customers		(17,344)	—	(17,344)
Provisions[10]		(72,769)	—	(72,769)
Loans and borrowings[11]	(h)+(j)+(l)	(2,512,394)	(145,445)	(2,657,839)
Current tax liabilities		(28,872)	—	(28,872)
Lease liabilities[12]	(m)	(13,923)	(16,999)	(30,922)
Interest-bearing current liabilities - related parties	(l)+(m)	(100,662)	100,662	—
Contract liabilities[13]		(37,649)	—	(37,649)
Class C Shares liability		(3,500)	—	(3,500)
Other liabilities[14]	(i)+(j)-(k)	(740,577)	262,212	(478,365)
Other current liabilities - related parties	(k)	(39,644)	39,644	—
Total current liabilities		(4,740,934)	—	(4,740,934)
Total liabilities		(7,382,910)	—	(7,382,910)
Total equity and liabilities		(4,054,350)	—	(4,054,350)
1 - Previously presented as "Other non-current assets".
2 - Previously presented as "Trade receivables".
3 - Previously presented as "Other current assets".
4 - Previously presented as "Non-current contract liabilities".
5 - Previously presented as "Other non-current provisions".
6 - Previously presented as "Other non-current liabilities".
7 - Previously presented as "Non-current liabilities to credit institutions".
8 - Previously presented as "Other non-current interest-bearing liabilities".
9 - New line created to present the accrued expenses to related parties and non-related parties.
10 - Previously presented as "Current provisions".

11 - Previously presented as "Current liabilities to credit institutions".
12 - Previously presented as "Interest-bearing current liabilities".
13 - Previously presented as "Current contract liabilities".
14 - Previously presented as "Other current liabilities".
The breakdown of the aggregated reclassifications references above are shown in the following table:

			Classification
Ref.	Nature	Amount	From	To
(g)	Accrued expenses	236,548	Accrued expenses - related parties	Accrued expenses
(h)	Accumulated interest	43,138	Accrued expenses - related parties	Loans and borrowings
(i)	Accrued expenses	283,212	Other current liabilities	Accrued expenses
(j)	Accumulated interest	18,644	Other current liabilities	Loans and borrowings
(k)	Other liabilities	39,644	Other current liabilities - related parties	Other liabilities
(l)	Floorplan and PS3 tooling loan	83,663	Interest-bearing current liabilities - related parties	Loans and borrowings
(m)	Lease	16,999	Interest-bearing current liabilities - related parties	Lease liabilities
Related parties
The Group has reclassified the related party balances that were previously presented as separate line items in the Consolidated Statement of Financial Position. These balances are now presented within the respective line items that correspond to the nature of the underlying transactions. The impacted lines were: trade receivables and other receivables (references (a) and (b)), other assets (reference (c)), lease liabilities (references (d) and (m)), trade payables (reference (f)), accrued expenses (reference (g)), loans and borrowings (references (e) and (l)) and other liabilities (references (e) and (k)).
Interest on loans and borrowings
The Group has reclassified the accumulated interest payable on its financial liabilities to be presented within the loans and borrowings line item in the Consolidated Statement of Financial Position.
Presenting accrued interest together with loans and borrowings provides a clearer and more faithful representation of the total obligation, since the carrying amount of a loan measured at amortized cost naturally includes accrued interest under IFRS 9. Grouping these amounts also avoids unnecessary dispersion of related information and prevents users from misinterpreting the interest as a separate liability. In addition, it enhances comparability across entities, aligns the presentation with the substance of the transaction as encouraged by IAS 1, and facilitates users' assessment of leverage, liquidity, and covenant compliance by showing the full amount of indebtedness in a single line item.
This reclassification was therefore made to enhance the transparency and consistency of Polestar's financial reporting, providing stakeholders with a clearer understanding of the Group's financing obligations.
Accrued expenses
The Group created a new line item in the Consolidated Statement of Financial Position presentation called "Accrued expenses", that consolidates all the accrued expenses (related parties and non-related parties) that were previously presented in multiple line items (refer to the breakdown table above).
Consolidated Statement of Loss
The Group has made the following alterations to presentation for the years ended December 31, 2024 and 2023:

		For the year ended December 31, 2024
	Ref.	As previously reported	Impact of presentation changes	As revised
Revenue		2,034,261	—	2,034,261
Cost of sales		(2,910,428)	—	(2,910,428)
Impairment expense, net of reversals	(a)	—	(622,092)	(622,092)
Other cost of sales		—	(2,288,336)	(2,288,336)
Gross loss		(876,167)	—	(876,167)
Selling, general, and administrative expense		(890,703)	—	(890,703)
Research and development expense		(38,350)	—	(38,350)
Other operating income (expense), net	(b)	(8,091)	8,091	—
Other operating income	(b)	—	59,432	59,432
Other operating expense	(b)	—	(23,818)	(23,818)
Foreign exchange gains (losses) on operating activities, net	(b)	—	(43,705)	(43,705)
Operating loss		(1,813,311)	—	(1,813,311)
Finance income		23,879	—	23,879
Finance expense	(c)	(393,785)	52,603	(341,182)
Foreign exchange gains (losses) on financial activities, net	(c)	—	(52,603)	(52,603)
Fair value change - Earn-out rights		126,624	(126,624)	—
Fair value change - Class C Shares		2,500	(2,500)	—
Fair value change - Class C Shares and Earn-out rights	(d)	—	129,124	129,124
Share of losses in associates		(4,970)	—	(4,970)
Loss before income taxes		(2,059,063)	—	(2,059,063)
Income tax benefit		9,166	—	9,166
Net loss		(2,049,897)	—	(2,049,897)

		For the year ended December 31, 2023
	Ref.	As previously reported	Impact of presentation changes	As revised
Revenue		2,368,085	—	2,368,085
Cost of sales		(2,778,222)	—	(2,778,222)
Impairment expense, net of reversals	(a)	—	(339,568)	(339,568)
Other cost of sales		—	(2,438,654)	(2,438,654)
Gross loss		(410,137)	—	(410,137)
Selling, general, and administrative expense		(944,177)	—	(944,177)
Research and development expense		(157,280)	—	(157,280)
Other operating income (expense), net	(b)	42,080	(42,080)	—
Other operating income	(b)	—	62,937	62,937
Other operating expense	(b)	—	(58,323)	(58,323)
Foreign exchange gains (losses) on operating activities, net	(b)	—	37,466	37,466
Operating loss		(1,469,514)	—	(1,469,514)
Finance income	(c)	69,565	(37,236)	32,329
Finance expense		(213,242)	—	(213,242)
Foreign exchange gains (losses) on financial activities, net	(c)	—	37,236	37,236
Fair value change - Earn-out rights		443,168	(443,168)	—
Fair value change - Class C Shares		22,000	(22,000)	—
Fair value change - Class C Shares and Earn-out rights	(d)	—	465,168	465,168
Share of losses in associates		(43,304)	—	(43,304)
Loss before income taxes		(1,191,327)	—	(1,191,327)
Income tax benefit		9,452	—	9,452
Net loss		(1,181,875)	—	(1,181,875)
There were no modifications in the net loss of the years ended December 31, 2024 and 2023, therefore, no changes in the basic and diluted loss per share.
Cost of sales (a)
The CGU impairment was segregated in a subtotal from the cost of sales line as this is a material amount of a distinct nature.
Operational results (b)
The other income and expense were previously presented net, and the revised change presents the other operating income, other operating expense and the foreign exchange results separately. This breakdown improves transparency, allowing the reader to clearly distinguish income, expense, and currency impacts from the Company's operating results.
Financial results (c)
Foreign exchange results were segregated in the revised consolidated profit and loss to provide a clearer view of financial gains and losses from currency fluctuations.
Results of fair value changes (d)
The lines of fair value changes from Earn-out rights and Class C Shares were previously disclosed separately. Given their nature and materiality, those lines were aggregated in one line item, called "Fair value changes - Earn-out rights and Class C shares".

The comparative years ended December 31, 2024 and 2023 in the Consolidated Statement of Loss and Comprehensive Loss have been presented considering the changes described above.
Note 3 - Financial risk management
As a result of its business and the global nature of its operations, Polestar Group is exposed to credit risk, liquidity risk, market risk from changes in foreign currency exchange rates and interest rate risk, and other risk.
Credit risk
Polestar Group is exposed to counterparty credit risks if, for example, contractual partners or fleet customers are unable or only partially able to meet their contractual obligations. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness, as well as concentration risks. The Group defines default as the inability to collect receivables once all reasonable means of collection have been unsuccessful and the expectation of recovering contractual cash flows on the receivables is not probable.
Financial credit risk
Financial credit risk on financial transactions is the risk that Polestar Group will incur losses as a result of non-payment by counterparties related to the Group's bank accounts, bank deposits, derivative transactions, and other liquid assets. In order to minimize financial credit risk, Polestar Group has adopted a policy of dealing with only well-established international banks or other major participants in the financial markets as counterparties. Further, Polestar Group also considers the credit risk assessment of its counterparties by the capital markets and places priority on institutions with high creditworthiness and balanced risk diversification. The credit rating of financial counterparties used during the years ended December 31, 2025 and 2024 were in the range of BBB- to A+, Baa3 to Aa2 and BB+ to AA-, using S&P, Moody's and Fitch long-term ratings, respectively.
Assets that potentially subject the Group to concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities, restricted deposits, and trade receivables that are all invested in major financial institutions with high credit ratings. Generally, these assets may be redeemed upon demand and, therefore, bear low risk. Risks associated with the Group's trade receivables are further specified below in Operational credit risk.
Operational credit risk
Operational credit risk arises from trade receivables. It refers to the risk that a counterparty will default on its contractual obligations which would, in turn, result in financial loss to the Group. Trade receivables at Polestar Group mostly consist of receivables resulting from the global sales of vehicles and technology. The credit risk from trade receivables encompasses the default risk of customers. Management evaluates for concentrations of credit risk at the customer level based on the outstanding trade receivables balance of each respective customer account. As of December 31, 2025, there is no single customer contributing more than 10% of the Group's total trade receivables, and, as of December 31, 2024, one unrelated party accounted for $20,937 (11.0%) of the Group's total trade receivables. Historically, the Group has not incurred any losses from these customers and does not have any contractual right to off-set its payables and receivables.
The table below shows Polestar's different categories of customers when considering sales of vehicles along with their respective risk mitigation, as of December 31, 2025:

Customer	Nature of risk mitigation
End customers who pay up-front for vehicles	All credit risk related to these customers is eliminated due to the nature of the payment.
Fleet customers
Credit risk reviews are performed prior to entering into related sales agreements. Depending on the creditworthiness of its customers, Polestar Group may establish credit limits to reduce credit risks.

Dealers and importers
The title to Polestar vehicles remains with Polestar until the invoice is paid in full, which is generally on the invoice date or the day after (i.e., payment is received before the vehicle ships and credit risk is thereby mitigated).

Financial service providers
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

Third-party financing for retail sales
Polestar sells vehicles to third party Financial service providers (not selected partners to Polestar as described above), who then form separate contractual relationship with end customers. To reduce the risk to such third-party financial service providers, Polestar perform an review including credit risk review of any new third party Financial service provider before its being added and approved in Polestar systems or processes.

The maximum amount of credit risk exposure is the carrying amount of trade receivables. See Note 17 - Financial instruments for further details.
Liquidity risk
Liquidity risk is the risk that Polestar Group is unable to meet ongoing financial obligations on time, including the contractual payments on its loans and borrowings which are both short-term and long-term in nature. Polestar Group needs to have adequate cash and cash equivalents and other liquid assets on hand to ensure the Group can meet its short-term financing obligations and other working capital needs.
As of December 31, 2025 and 2024, the Group held cash and cash equivalents of $1,159,300 and $739,237, respectively, that were available for managing liquidity risk. The contractual maturities of financial liabilities within 12 months exceed the Group's cash and cash equivalents and short-term financial assets as of December 31, 2025. The Group manages the liquidity gap through a combination of re-financings / roll-overs of its short-term and long-term financing arrangements with credit institutions and related parties as they fall due (refer to Note 26 - Loans and borrowings and Note 28 - Related party transactions for further details) and obtaining additional funding from one of, or a combination of, new short-term working capital loan arrangements, long-term loan arrangements, loans with related parties, and debt or equity capital market transactions. Polestar may also delay payments on its related party trade payables, allowing additional liquidity to remain available for other working capital and financial needs. Delays in trade payables usually incur 'interest for late payment' and may result in further collections actions by the supplier - refer to Note 28 - Related party transactions for additional information on trade payables with related parties. The Group's short-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from business operations. Refer to Going Concern in Note 1 - Basis of preparation for further details on Polestar's liquidity risk, the actions taken to address this and assumptions and judgments related to future plans.
There are recurring meetings of key stakeholders who engage in discussions related to Polestar's current and forecasted liquidity position to determine Polestar Group's short-term and long-term funding needs. Management has established a liquidity risk management framework for management of the Group's short and long-term funding and liquidity management requirements. The Group prepares long-term planning in order to mitigate funding and re-financing risks. Depending on liquidity needs, Polestar Group will enter into financing and debt agreements and/or lending agreements. All draws on loans are evaluated against future liquidity needs and investment plans.
Foreign currency exchange risk
The global nature of Polestar Group's business exposes the Group's cash flows to risks arising from fluctuations in currency exchange rates. Changes in currency exchange rates have a direct impact on Polestar Group's operating income, finance income, finance expense, Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows. Group management continually assesses Polestar's exposure to exchange rate risks and may choose to take mitigating action (such as entering into economic hedges) if it judges this to be necessary, however there are no predetermined limits or predefined mitigating actions for the management of this risk.
Foreign currency exchange risk arises from commercial transactions and settlement of recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Such currency effects (i.e., foreign exchange gains and losses) are recorded in Profit or Loss. The Group measures its currency exposure risk based on the net position of the material financial instruments (cash and cash equivalents, trade receivables, trade payables and loans and borrowings) in each relevant foreign currency. The table below shows the Group's exposure to each currency pair, being the first currency the one in which the transaction was registered and the second one the functional currency of the entity in which the transaction was registered:

Group's net exposure
As of December 31, 2025
CNY/SEK	(1,015,010)
USD/SEK	817,780
CNY/USD	(762,560)
EUR/USD	(574,760)
As of December 31, 2024
CNY/SEK	(995,910)
USD/SEK	502,270
EUR/USD	(351,410)
EUR/SEK	(290,970)
The following table illustrates the estimated impact of a 10% change in the foreign exchange rates as of December 31, 2025 and 2024 for net asset balances which could be impacted by movements in foreign exchange rates:

Impact on loss before income taxes
As of December 31, 2025
CNY/SEK exchange rate - increase/decrease 10%	101,501
USD/SEK exchange rate - increase/decrease 10%	81,778
CNY/USD exchange rate - increase/decrease 10%	76,256
EUR/USD exchange rate - increase/decrease 10%	57,476
As of December 31, 2024[1]
CNY/SEK exchange rate – increase/decrease 10%	99,591
USD/SEK exchange rate – increase/decrease 10%	50,227
EUR/USD exchange rate – increase/decrease 10%	35,141
EUR/SEK exchange rate – increase/decrease 10%	29,097
1 - The comparative disclosures above for the year ended December 31, 2024 have been corrected for computational errors.
The Group's overall transaction currency exposure is reduced by natural hedging, which consists of the currency exposures of the business operations of different entities partially offsetting each other at the Group level. These natural hedges eliminate the need for hedging to the extent of the matched exposures.

Other market risk
The Group is exposed to market risk on its Class C Shares and Earn-out rights. These instruments are measured at fair value through profit or loss. The Class C-1 Shares are publicly traded on the Nasdaq. The Class C-2 Shares and Earn-out rights are not publicly traded and require Level 2 and Level 3 fair value measurements, respectively. Refer to Note 1 - Basis of preparation for further details on the Class C Shares, Earn-out rights, and related valuation methodologies. The following table illustrates the estimated impact of a 10% change in volatility on the Earn-out rights:

Impact on loss before income taxes
As of December 31, 2025
Earn-out liability - increase 10%	4,436
Earn-out liability - decrease 10%	(2,140)
As of December 31, 2024
Earn-out liability - increase 10%	9,185
Earn-out liability - decrease 10%	(14,225)
Interest rate risk
Polestar Group's main interest rate risk arises from current and non-current loans and borrowings with variable rates, which exposes the Group to cash flow interest rate risk. As of December 31, 2025 and 2024, the nominal amount of loans with floating rates within the following captions are as follows:

	As of December 31,
	2025	2024
Loans with variable rates
Current loans and borrowings	1,723,962	2,167,369
Non-current loans and borrowings	2,232,309	2,186,307
Management closely monitors the effects of changes in the interest rates on the Group's interest rate risk exposures, but the Group currently does not take any measures to hedge interest rate risks. Interest rate risk associated with the Group's current loans and borrowings is limited given their short-term duration; a majority of the Group's risk comes from its non-current loans and borrowings.
The table below shows the estimated effect on profit or loss and equity of a parallel shift of the interest rate curves up or down by 1 percentage point on loans and borrowings with floating interest rates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The calculation considers the effect of financial instruments with variable interest rates, financial instruments at fair value through profit or loss, and the fixed rate element of interest rate caps. The analysis is performed on the same basis for 2025 and 2024.

Impact on loss before income taxes
As of December 31, 2025
SOFR - increase/decrease 1%	25,848
EURIBOR - increase/decrease 1%	5,358
Other floating rates - increase/decrease 1%	1,089
As of December 31, 2024
SOFR - increase/decrease 1%	20,029
EURIBOR - increase/decrease 1%	3,464
LPR - increase/decrease 1%	929
Other floating rates - increase/decrease 1%	39
Capital management
Safeguarding the Group's ability to continue as a going concern, driving growth to provide future returns for shareholders, and maintaining an optimal capital structure to reduce the cost of capital are Polestar Group's primary objectives when managing capital and implementing related capital management strategies. As a Company which is quickly scaling, Polestar's treasury department regularly evaluates the cash needs of the Company and enters into debt arrangements with banks in Europe, China, and with related parties. To maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt, or enter into short term debt and financing arrangements to increase cash on hand, with an ultimate goal of striking a balance between capital generated through debt versus equity. Polestar's capital is summarized as follows:

	As of December 31,
	2025	2024[1]
Share capital and other contributed capital	4,161,275	3,646,196
Current loans and borrowings	3,860,675	2,657,839
Non-current loans and borrowings	2,499,230	2,281,062
Total capital	10,521,180	8,585,097
1 - The current and non-current loans and borrowings as of December 31, 2024 figures and descriptions were adjusted in accordance with stated in Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
As of December 31, 2025, Polestar's main sources of debt are short-term working capital loans which are entered into with credit institutions, long-term working capital loans which are entered into with credit institutions, and long-term related party loans. These obligations are reflected within current and non-current loans and borrowings on the Consolidated Statement of Financial Position.
Note 4 - Revenue
Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts.
Revenue allocated to category

	For the year ended December 31,
	2025	2024	2023
Sales of vehicles[1]	2,805,635	1,975,864	2,313,124
Sales of carbon credits	192,386	10,918	1,452
Sales of licenses and royalties	32,374	11,851	12,125
Vehicle leasing revenue	12,396	17,175	17,421
Sales of software and performance engineered kits	10,055	15,344	18,994
Other revenue	5,263	3,109	4,969
Total	3,058,109	2,034,261	2,368,085
1 - Revenue related to sales of vehicles is inclusive of (1) sales of accessories recognized at a point in time and (2) extended and connected services recognized over time.
For the years ended December 31, 2025, 2024, and 2023, other revenue primarily consisted of software performance upgrades and sale of technology to other related parties.
Timing of revenue recognition of Sales of vehicles

	For the year ended December 31,
	2025	2024	2023
Revenue recognized at the point of delivery	2,764,908	1,943,508	2,289,780
Revenue recognized over contract period	40,727	32,356	23,344
Total	2,805,635	1,975,864	2,313,124
Refund liabilities
For the years ended December 31, 2025, 2024, and 2023, the Group reduced revenue by $231,487, $305,086, and $119,832 for amounts related to variable consideration due to customers or service providers incentivizing contracts with customers, primarily in the form of volume related bonuses or discounts and residual value guarantees. Accruals related to refund liabilities are presented in current and non-current other liabilities. For further information, refer to Note 25 - Other liabilities.
Contract liabilities
Contract liabilities comprise deferred revenues related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue, and are presented as follows:

	Deferred revenue - extended service	Deferred revenue - connected service	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2025	47,091	43,742	7,818	98,651
Provided for during the year	38,423	18,322	7,956	64,701

Released during the year	(29,550)	(10,910)	(12,488)	(52,948)
Translation differences and other	(5,821)	8,628	63	2,870
Balance as of December 31, 2025	50,143	59,782	3,349	113,274
of which current	18,935	15,037	3,211	37,183
of which non-current	31,208	44,745	138	76,091

Balance as of January 1, 2024	47,505	39,565	50,962	138,032
Provided for during the year	27,295	14,567	5,795	47,657
Released during the year	(25,672)	(6,656)	(48,406)	(80,734)
Translation differences and other	(2,037)	(3,734)	(533)	(6,304)
Balance as of December 31, 2024	47,091	43,742	7,818	98,651
of which current	23,649	7,348	6,652	37,649
of which non-current	23,442	36,394	1,166	61,002
The contract liabilities amounted are related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue. The revenue recognized during the year ended December 31, 2025 related to contract liabilities outstanding as of January 1, 2025 was $37,649. Revenue recognized during the year ended December 31, 2025 related to performance obligations satisfied during the year ended December 31, 2024 was $21,858. Revenue recognized during the year ended December 31, 2024 related to contract liabilities outstanding as of January 1, 2024 was $74,879. Revenue recognized during the year ended December 31, 2023 related to contract liabilities outstanding as of January 1, 2023 was $31,298.
During the year ended December 31, 2025, the Group collected consideration and recognized revenue related to vehicles sold to Polestar Times Technology of $21,858 related to vehicles delivered during the year ended December 31, 2024. During the year ended December 31, 2024, the recognized revenue related to sales of vehicles of $31,298 pertained to vehicles delivered during the year ended December 31, 2023. During the year ended December 31, 2023, no revenue was recognized related to performance obligations fully or partially satisfied in prior periods. For more information on the sales of vehicles to Polestar Times Technology, see Note 10 - Investment in associates.
Note 5 - Geographic information
Polestar Group determined it has one reportable segment as the chief operating decision maker ("CODM") assesses financial information and the performance of the business on a consolidated basis. The Group manages its business as a single operating segment, which is the business of commercializing and selling battery electric vehicles and related technologies. All substantial decisions regarding allocation of resources as well as the assessment of performance is based on the Group as a whole.
Polestar Group uses the "management approach" in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group's CODM to allocate resources and assess performance as the source for determining the Group's reportable segments. Polestar Group's CODM has been identified as the Chief Executive Officer ("CEO") as he assesses the performance of the Group and has the function and sole ability to make overall decisions related to the allocation of the Group's resources. Polestar Group allocates resources and assesses financial performance on a consolidated basis.
The following table show the breakdown of Polestar Group's revenue from external customers by geographical location where the Polestar company recognizing the revenue is located:

	For the year ended December 31,
	2025	2024	2023
United Kingdom	784,301	401,790	529,372
Sweden	632,670	353,590	272,891
Germany	227,115	156,361	242,923
Norway	195,218	112,958	92,688
United States	173,446	219,888	388,080
Belgium	151,980	123,254	111,829
Netherlands	145,712	99,848	98,351
Korea	128,338	32,279	59,809
Australia	105,174	61,691	103,288
Denmark	98,841	91,375	95,234
Finland	76,312	46,215	45,567
Switzerland	64,336	43,259	42,611
Canada	59,447	77,023	129,209
Spain	43,923	29,501	21,594

China	43,748	74,373	26,216
Austria	37,333	35,583	33,898
Italy	31,167	16,988	35,244
Portugal	28,028	15,372	12,497
Other countries[1]	31,020	42,913	26,784
Total	3,058,109	2,034,261	2,368,085
1 - Other countries primarily consist of Luxembourg, France, Ireland and Singapore for the year ended December 31, 2025, Luxembourg, Ireland and Singapore for the year ended December 31, 2024, and Ireland, Luxembourg and Singapore for the year ended December 31, 2023.
The non-current assets (consisting of PPE, vehicles under operating leases, and intangibles and goodwill), by geographical location are presented below.

	As of December 31,
	2025	2024
Non-current assets[1]
Sweden	534,387	1,015,649
China	273,945	417,070
Korea	109,934	257
USA	68,854	84,211
United Kingdom	43,383	63,738
Germany	32,140	11,837
Other countries[2]	31,211	41,967
Total	1,093,854	1,634,729
1 - Excludes Deferred tax assets and Other assets.
2 - Primarily consist of Australia, Switzerland and Belgium as of December 31, 2025 and Australia, Belgium and Netherlands as of December 31, 2024.
Note 6 - Expenses by nature
The following table illustrates the Group's expenses for major functions by nature:

	For the year ended December 31, 2025
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	2,914,511	—	—	2,914,511
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	1,049,851	—	—	1,049,851
Advertising, selling, and promotion costs	—	245,673	—	245,673
Professional services and consultant costs	—	199,548	29,219	228,767
Employee benefit costs	5,396	204,883	13,744	224,023
Warranties and costs associated with settling contract liabilities	148,700	—	—	148,700
Sales agent costs	—	123,385	—	123,385
Depreciation and amortization expense	17,633	23,397	11,694	52,724
Derecognition of IP assets	—	—	23,080	23,080
Maintenance and insurance service costs	—	19,212	—	19,212
Other costs	5,928	40,360	(101)	46,187
Total	4,142,019	856,458	77,636	5,076,113

	For the year ended December 31, 2024
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	2,202,061	—	—	2,202,061
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	622,092	—	—	622,092
Advertising, selling, and promotion costs	—	301,199	—	301,199
Professional services and consultant costs	—	256,683	26,714	283,397
Employee benefit costs	7,983	198,053	3,112	209,148
Warranties and costs associated with settling contract liabilities	68,264	951	—	69,215
Sales agent costs	—	58,009	—	58,009
Depreciation and amortization expense	13,006	32,864	9,849	55,719
Maintenance and insurance service costs	—	17,910	—	17,910
Other costs	(2,978)	25,034	(1,325)	20,731
Total	2,910,428	890,703	38,350	3,839,481

	For the year ended December 31, 2023
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	2,330,807	(410)	—	2,330,397
Advertising, selling, and promotion costs	—	236,675	16,058	252,733
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	339,592	(24)	—	339,568
Professional services and consultant costs	—	380,230	10,733	390,963
Employee benefit costs	43,207	191,922	527	235,656
Depreciation and amortization expense	16,019	24,315	75,111	115,445
Warranties and costs associated with settling contract liabilities	89,922	1,626	—	91,548
Sales agent costs	—	53,570	—	53,570
Maintenance and insurance service costs	—	21,844	—	21,844
Other costs	(41,325)	34,429	54,851	47,955
Total	2,778,222	944,177	157,280	3,879,679
Note 7 - Other operating income and expense

	For the year ended December 31,
	2025	2024[1]	2023[1]
Other operating income
Transition services to Polestar Times Technology	15,499	26,944	—
Sale of carbon credits	18,616	—	5,628
Sales of plant operation services to a related party	666	10,100	25,202
Reduction of litigation provision, net of insurance	—	2,345	—
Gain on asset grouping sold to a related party[2]	—	—	16,334
Other operating income	17,632	20,043	15,773
Total other operating income	52,413	59,432	62,937
Other operating expense
Restructuring costs[3]	(67,559)	—	—
Property tax and other state and local tax expenses	(2,296)	(1,248)	(669)
Transition services from Polestar Times Technology	(1,130)	(8,939)	(27,630)
Litigation expense, net of insurance	—	—	(25,676)
Other operating expenses	(16,825)	(13,631)	(4,348)
Total other operating expense	(87,810)	(23,818)	(58,323)
1 - The amounts for December 31, 2024 and 2023 were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
2 - In December 2022, the Group committed to a plan to sell its Chengdu manufacturing plant, held by its subsidiary Polestar New Energy Vehicle Co. LTD. ("BSNEV"), to Geely. The plant was previously used to manufacture the Polestar 1 and the special edition Polestar 2 BST 270. Accordingly, the Chengdu plant and certain related assets, including an intercompany receivable that Geely agreed to assume as part of the transaction, were classified as a disposal group held for sale. The sale was completed on August 1, 2023. On disposal, the Group reclassified cumulative foreign exchange losses of $6,636 from equity to profit or loss within the gain on disposal and derecognized the disposal group, resulting in a total gain of $16,334.
3 - The restructuring costs are primarily related to asset impairment and write-offs and severance costs.
Note 8 - Employee benefits
The total employee benefits costs for the Group, including key management personnel (Group's Executive Management Team and managing directors), during the periods presented, were as follows:

	For the year ended December 31,
	2025	2024	2023
Wages, salaries, and other short-term employee benefits	156,595	116,804	157,011
Social security and other social benefits	55,916	49,828	44,255
Post-employment benefits	29,398	26,948	29,523
Share-based compensation	9,149	9,841	4,867
Termination benefits	4,233	5,727	—
Total employee benefits	255,291	209,148	235,656
Post-employment benefits primarily reflects those related to defined contribution plans for the years ended December 31, 2025, 2024, and 2023, inclusive of costs related to the ITP 2. Expenses related to defined contribution plans amounted to $20,726, $19,888 and $21,125 for the years ended December 31, 2025, 2024, and 2023, respectively.
During the year ended December 31, 2025, Polestar registered $31,268 of employee expenses as part of the restructuring initiatives that impacted the R&D and Procurement departments in the UK, China and Sweden, as well as manufacturing in China. For more information, see Note 7 - Other operating income and expense.
The following table discloses total costs related to employee benefits for the Group's Executive Management Team and managing directors at the Group's sales units:

	For the year ended December 31,
	2025	2024	2023
Termination benefits	4,232	5,727	—
Short-term employee benefits	8,794	5,711	6,205
Share-based compensation	1,436	1,430	1,829
Post-employment benefits	712	656	907
Total benefits to key management personnel only	15,174	13,524	8,941

The Executive Management Team ("EMT") consists of the Group's CEO, CFO and COO for each reporting period and has the authority and responsibility for planning, directing, and controlling the Polestar Group's activities. The CEO has the ultimate authority for approval of actions proposed by each member of the EMT.
The average monthly number of persons employed by the Group (including key management personnel) for the periods presented were as follows:

	For the year ended December 31,
	2025	2024	2023
Sales and marketing	736	707	796
R&D, design, and digital	274	656	756
Manufacturing	17	18	19
Management, administration, and others	521	550	651
Total average monthly headcount of the Group	1,548	1,931	2,222
Note 9 - Share-based payment
Polestar offers several equity-settled share-based arrangements to the EMT, other key management personnel and employees as part of the Group's employee compensation. Under the Omnibus Incentive Plan, the Group granted equity settled share-based payments to the EMT, and other key management members in the At-Listing Plan and Long Term Incentive Plan and to other key management members in the One-time Retention Bonus Plan. The Group also granted equity settled share-based payments to eligible members under the Employee Stock Purchase Plan and Share Based Retention Program.
As of December 31, 2025, the outstanding plans are as follows:

Plan	Instrument type	Participants
At-Listing Plan	Restricted Share Units ("RSUs")	All executives and other key management members
Long Term Incentive Plan	Performance Share Units ("PSUs") and RSUs	EMT and other key management members
One-time Retention Bonus Plan	RSUs	Eligible employees
Employee Stock Purchase Plan	Restricted Stock Award ("RSAs")	Eligible employees
Share Based Retention Program	RSUs	Eligible employees
At-Listing Plan
The RSUs under this plan were granted on September 9, 2022 with the vesting commencement date of June 24, 2022. Out of the granted RSUs, 33% of the RSUs vested on October 3, 2022, 33% vested on June 24, 2023, and the final 34% of RSUs vested on June 24, 2024. In order for the RSUs to vest, the employee must remain employed with Polestar at the vesting date. The fair value of the RSUs granted under this plan is determined by reference to the Group's closing share price of $6.72 on the grant date.
Long Term Incentive Plan
The Long Term Incentive Plan was also formerly known as Post-Listing Plan. Under this plan, the EMT, are eligible to receive PSUs and other key management members are eligible to receive RSUs and PSUs. The following table outlines the key terms of PSUs and RSUs granted under the plan:

Plan year	Grant date	Vesting period	Vesting commencement	Final vesting date
2022	September 09, 2022	3-year cliff	June 24, 2022	June 24, 2025
2023	April 03, 2023	3-year cliff	January 01, 2023	April 03, 2026
2024	April 05, 2024	3-year cliff	January 01, 2024	June 01, 2027
2025	January 20, 2025	3-year cliff	January 01, 2025	January 20, 2028
The fair value of the RSUs granted under these plans are determined by reference to the Group's closing share price on the grant date or the closing share price on the business day immediately preceding the grant date as shown in the following table:

	2022	2023	2024	2025
Valuation model	Market price at grant date	Market price on business day immediately preceding grant date	Market price on business day immediately preceding grant date	Market price on business day immediately preceding grant date
Fair value per instrument	$6.72	$3.79	$1.53	$1.09

In order for the participants to receive PSUs, the Group must achieve the pre-established performance targets, based on market and non-market performance conditions, including targets related to financial performance, value creation and ESG, and the employee must remain employed with Polestar at the vesting date.
The fair value of the PSUs granted are determined by calculating the weighted-average fair value of units linked to market-based and non-market based vesting conditions.
The units linked to non-market-based vesting conditions were fair valued by reference to the Group's closing share price on the grant date or the closing share price on the business day immediately preceding the grant date as shown in the following table:

	2022	2023	2024	2025
Valuation model	Market price at grant date	Market price on business day immediately preceding grant date	Market price on business day immediately preceding grant date	Market price on business day immediately preceding grant date
Fair value per instrument	$6.72	$3.79	$1.53	$1.09
The units linked to market-based vesting conditions were measured using a Monte Carlo simulation. The key assumptions and inputs considered for the valuation have been mentioned in the below table:

Assumptions	2022	2023	2024	2025
Beginning of performance period	January 1, 2022	January 1, 2023	January 1, 2024	January 1, 2025
End of performance period	December 31, 2024	December 31, 2025	December 31, 2026	December 31, 2027
Expected term	2.3 years	2.7 years	2.7 years	2.9 years
Risk free rate	3.5%	3.8%	4.5%	4.3%
Dividend yield	—%	—%	—%	—%
Company's volatility	70.0%	75.0%	75.0%	84.0%
No of simulation iterations	100,000	100,000	100,000	50,000
Weighted average fair value per PSU	$7.02	$3.68	$1.57	$1.19
One-time Retention Bonus Plan
On March 6, 2024, Polestar introduced a one-time share-based retention program, pursuant to which all eligible employees have the right to receive a number of RSUs corresponding to their bonus entitlement and the fulfillment of the KPIs for the 2023 respective program. Under this program, Polestar granted RSUs on June 3, 2024, with an 11-month vesting period ended on May 3, 2025.The fair value of the RSUs granted under this plan is determined by reference to the Group's closing share price of $0.81 on the grant date.
Employee Stock Purchase Plan
Under this recurring annual plan, all permanent employees who meet the eligibility criteria, excluding executive directors, are eligible to receive RSAs. The employee stock purchase plan is an equity-settled share-matching program. Each annual plan spans 24 months, with employees contributing through 12 monthly net salary deductions to purchase shares in the first year, followed by a 12-month holding period. Polestar matches each acquired share with one additional share in the form of an RSA. For the Share Matching Program 1, the RSAs begin vesting upon the purchase of shares, with full vesting completed at the end of the holding period on January 15, 2026. For the Share Matching Program 2, the RSAs begin vesting upon the purchase of shares, with full vesting completed at the end of the holding period on January 15, 2027. To receive the matching RSAs, employees must retain the acquired shares and remain employed until the vesting date. During 2025, the total number of RSAs granted during the year under Share Matching Program 1 was 20,327 with a weighted-average grant date fair value of $1.04 and the total number of RSAs granted under Share Matching Program 2 was 2,358 with a weighted-average grant date fair value of $0.64.
Share Based Retention Program
On April 1, 2025, Polestar introduced a recognition program for some employees who provided services to the Company during 2024. Under this program, Polestar granted RSUs on April 1, 2025 to certain employees. which RSUs will vest April 1, 2026, subject to the employee remaining employed with Polestar at the vesting date. The fair value of the RSUs granted under this plan is determined by reference to the Group's closing share price of $1.14 on the grant date.
Movement in outstanding share plans
The following table illustrates share activity adjusted for ADS Ratio Change (figures are presented in ones) for the years ended December 31, 2025 and 2024. Refer to Note 21 - Equity for further details on the ADS Ratio Change.

	At-Listing Plan	Long Term Incentive Plan		One-time Retention Bonus Plan	Employee Stock Purchase Plan	Share Based Retention Program	Total
	RSUs	RSUs	PSUs	RSUs	RSAs	RSUs	All shares
Outstanding as of January 1, 2024	5,097	20,306	65,703	—	—	—	91,106
Granted during the year	—	45,162	111,776	333,481	29,228	—	519,647
Forfeited during the year	(289)	(11,379)	(52,842)	(30,032)	(306)	—	(94,848)
Vested during year	(4,808)	—	—	—	—	—	(4,808)
Outstanding as of December 31, 2024	—	54,089	124,637	303,449	28,922	—	511,097
Granted during the year	—	131,733	224,561	—	22,685	29,222	408,201
Forfeited during the year	—	(18,228)	(38,508)	(9,136)	(23,584)	(1,588)	(91,044)
Vested during year	—	(2,979)	(13,366)	(297,170)	—	—	(313,515)
Outstanding as of December 31, 2025	—	164,615	297,324	(2,857)	28,023	27,634	514,739
The following table illustrates total share-based compensation expense, all of which was equity settled, for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,
	2025	2024	2023
Selling, general and administrative expense	7,431	7,257	5,131
Research and development expense	1,711	2,584	262
Total	9,142	9,841	5,393
Note 10 - Investment in associates
On June 19, 2023, Polestar entered into a strategic agreement with the technology company, Xingji Meizu, a limited liability company and subsidiary of DreamSmart Technology Pte. Ltd. ("DreamSmart"), to combine Polestar's design and performance capabilities with Xingji Meizu's software and consumer electronics expertise for the purpose of expanding the commercial operations and sale of Polestar vehicles in China. Xingji Meizu and DreamSmart are related parties. This agreement resulted in the establishment of Polestar Times Technology (Nanjing) Co., Ltd. ("Polestar Times Technology") which is not publicly listed and was accounted for by Polestar using the equity method. Polestar Times Technology selected Nanjing as its final province of registration in 2024.
On April 10, 2025, Polestar entered into an agreement with Xingji Meizu to terminate commercial operations of its investment in Polestar Times Technology and to transfer the distribution rights related to Polestar-branded vehicles in China back to Polestar. As part of the agreement, Polestar Times Technology will continue certain non-commercial operations while winding down commercial activities. Polestar Times Technology will take sole responsibility for settlement of any outstanding financial obligations and remaining liabilities against its business partners, suppliers, and external investors. The agreement also includes the transfer of certain assets from Polestar Times Technology back to Polestar on an arms-length terms in order for Polestar to resume exclusive control of commercial operations, including sales, customer service, and distribution activities, in China. As part of the termination of the commercial operations and in accordance with the original shareholder agreement, Polestar completed all remaining capital contributions in the total amount of $54,092 to Polestar Times Technology during 2025, and, as of December 31, 2025, Polestar had fulfilled all capital contribution commitments under the original strategic agreement in the total amount of $98.0 million. and maintains 46.2% ownership of Polestar Times Technology.
As of December 31, 2024, Polestar owned 46.2% of Polestar Times Technology and remaining 48.1% and 5.7% was owned by Xingji Meizu and the Nanjing Investor, respectively. Polestar and Xingji Meizu held 40% and 60%, respectively, of the voting interests in Polestar Times Technology by virtue of their board seats and associated rights.
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
Transition services and corporate services
Polestar provided transition and corporate services to Polestar Times Technology in connection with its start-up and subsequent operations in China, including legal, finance, tax, human resources, and other administrative and support services. These services were governed by a Corporate Service Agreement ("SLA Agreement") signed on September 3, 2024, which provided for the continuation of certain services through July 31, 2025.
During the year ended December 31, 2025, Polestar recognized $1,130 in expenses associated with providing corporate services to Polestar Times Technology which are presented in other operating expense in the Consolidated Statement of Loss and Comprehensive Loss. During the year ended December 31, 2025, Polestar collected full outstanding consideration from Polestar Times Technology for services provided to Polestar Times Technology during the year ended December 31, 2024 and December 31, 2025, and recognized $15,499 in income which are presented in other operating income in the Consolidated Statement of Loss and Comprehensive Loss.
During the year ended December 31, 2024, Polestar collected consideration from Polestar Times Technology and recognized around $23,400 in income associated with transition and corporate services provided to Polestar Times Technology during the year ended December 31, 2023 which are presented in other operating income in the Consolidated Statement of Loss and Comprehensive Loss. Polestar also collected consideration from Polestar Times Technology and recognized $3,544 in income associated with corporate services provided to Polestar Times Technology during the year ended December 31, 2024.
Sales of vehicles
Polestar entered into vehicle sale and purchase agreements with Polestar Times Technology in prior years for the sale and delivery of Polestar vehicles. Due to Polestar Times Technology's limited liquidity, the probability of collecting consideration under these agreements was historically assessed as remote, accordingly, revenue was not recognized at the time of delivery and was recognized if and when payment was received. Title and physical possession of the vehicles were transferred to Polestar Times Technology upon delivery without encumbrance, resulting in full recognition of inventory costs in cost of sales in the Consolidated Statement of Loss and Comprehensive Loss; offset only by an adjustment for the equity method elimination of downstream sales.
During the year ended December 31, 2025, Polestar did not sell new vehicles to Polestar Times Technology. During the year ended December 31, 2025, Polestar collected full consideration from Polestar Times Technology for vehicles sold during the year ended December 31, 2024.
During the year ended December 31, 2025, the Group collected consideration and recognized revenue of $21,858 related to vehicles delivered during the year ended December 31, 2024. During the year ended December 31, 2024, the Group collected consideration and recognized revenue related to sales of vehicles for $69,478 of which $31,298 pertained to vehicles delivered during the year ended December 31, 2023 and $38,180 pertained to vehicles delivered during the year ended December 31, 2024. As of December 31, 2024, the Group remained unpaid for 416 vehicles delivered to Polestar Times Technology during the year ended December 31, 2024, totaling $15,981 of unrecognized revenue.
Brand licensing
On November 15, 2023, Polestar licensed the use of the Polestar branding to Polestar Times Technology for use in its commercial operations in China in exchange for an annual royalty equal to 2% of Polestar Times Technology's net revenue each year. For the year ended December 31, 2025, $1,200 royalty revenue was recognized from Polestar Times Technology. For the year ended December 31, 2024, no royalty revenue was recognized from Polestar Times Technology.
Sale of operating assets
On November 28, 2023, Polestar agreed to assign certain lease agreements and sell other related assets to Polestar Times Technology for their fair value of $8,159. These assets were ultimately transferred in September 2024 and November 2024. As of December 31, 2025, full payment has been received from Polestar Times Technology.
The following table summarizes the activity related to Polestar's investment in Polestar Times Technology:

Balance as of January 1, 2024	—
Investment in Polestar Times Technology	14,508
Elimination of effects of downstream sales	(9,538)
Recognized share of losses in Polestar Times Technology	(4,970)
Balance as of December 31, 2024	—
Investment in Polestar Times Technology	54,092
Elimination of effects of downstream sales	(4,947)
Recognized share of losses in Polestar Times Technology	(49,145)
Balance as of December 31, 2025	—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Times Technology:

Unrecognized balance as of January 1, 2024	(1,407)
Additional unrecognized share of losses in Polestar Technology	(64,581)
Unrecognized balance as of January 1, 2025	(65,988)
Recognized share of losses in Polestar Times Technology	49,145
Additional unrecognized share of losses in Polestar Technology	(9,180)
Unrecognized balance as of December 31, 2025	(26,023)
The following table provides summarized financial information from Polestar Times Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment for years ended December 31, 2025 and 2024:
During the year ended December 31, 2025, Polestar did not make any additional investments.

	As of December 31,
	2025	2024
Polestar's percentage ownership interest	46.2%	46.2%
Non-current assets	—	46,918
Current assets	22,599	48,501
Non-current liabilities	—	(20,007)
Current liabilities	(47,020)	(175,538)
Net liabilities	(24,421)	(100,126)
Less: capital reserves	(30,156)	(30,156)
Less: share capital attributable to Xingji Meizu	49	(16,641)
Adjusted net liabilities	(54,528)	(146,923)
The Group's share of net liabilities	(25,192)	(67,878)
Elimination of effects of downstream sales in inventory	1,390	2,578
Elimination of effects of downstream sales in long-term assets	(1,971)	1,789
Unrecognized losses in Polestar Times Technology	26,024	64,581
Other reconciling items	(251)	(1,070)
Carrying amount of the Group's investment in Polestar Times Technology	—	—

	For the year ended December 31,
	2025	2024
Revenue	9,497	53,248
Net loss	(22,279)	(150,864)
Other comprehensive loss	2,408	320
Total comprehensive loss	(19,871)	(150,544)
The Group's share of losses in Polestar Times Technology	(9,180)	(69,551)
Note 11 - Finance income and expense
The following table details the Group's finance income and expense:

	For the year ended December 31,
Finance income	2025	2024[1]	2023[1]
Interest income on bank deposits	7,640	21,093	32,280
Other finance income	1,356	2,786	49
Total finance income	8,996	23,879	32,329

Finance expense
Interest expense on credit facilities and financing obligations	(238,916)	(187,151)	(116,190)
Interest expense on related party, trade payables and financing liabilities[2]	(131,723)	(140,838)	(84,480)
Interest expense related to lease liabilities	(4,587)	(7,423)	(5,008)
Loss on debt modification - related party convertible instrument[3]	—	(2,761)	(7,553)
Other finance expenses	(9,964)	(3,009)	(11)
Total finance expenses	(385,190)	(341,182)	(213,242)
1 - Certain figures and descriptions were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
2 - Comprised of interest on overdue trade payables balances and interest on related party borrowings for the years ended December 31, 2025, 2024, and 2023, interest expense to related parties.
3 - Relates to loss incurred on Polestar's modification of its related party convertible instrument with Volvo Cars for the years ended December 31, 2024 and 2023. For further details, refer to Note 26 - Loans and borrowings.
Note 12 - Leases
Polestar Group as lessee
The current and non-current portion of the Group's lease liabilities are as follows:

	For the year ended December 31,
	2025	2024
Current lease liabilities	13,855	13,923
Current lease liabilities - related parties	23,355	16,999
Non-current lease liabilities	44,048	47,918
Non-current lease liabilities - related parties	49,466	56,431
Total	130,724	135,271
Expected future lease payments to be made to satisfy the Group's lease liabilities are as follows:

	For the year ended December 31,
	2025	2024
Within 1 year	38,512	35,129
Between 1 and 2 years	26,995	37,128
Between 2 and 3 years	19,661	19,865
Between 3 and 4 years	18,446	17,179
Between 4 and 5 years	16,340	15,832
Later than 5 years	33,739	38,862
Total	153,693	163,995
Amounts related to leases recognized in the Consolidated Statement of Loss and Comprehensive Loss are as follows:

	For the year ended December 31,
	2025	2024	2023
Income from sub-leasing right-of-use assets	3,130	2,391	1,729
Interest expense on leases	(4,587)	(7,423)	(5,008)
Expense relating to short-term leases	(839)	(637)	(888)
Expense relating to lease of low value assets	(24)	(8)	(5)
For the years ended December 31, 2025, 2024, and 2023, total cash outflows related to leases, inclusive of interest paid, amounted to $34,615, $43,069, and $26,924, respectively.
The Group's right-of-use assets from leases, buildings and manufacturing production equipment are presented in Note 16 - Property, plant and equipment.
Polestar Group as lessor
For the majority of the Group's operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term.
The following table depicts the changes in the Group's vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2024	141,448
Reclassification from inventories	73,795
Reclassification to inventories	(83,246)
Effect of foreign currency exchange rate differences	(7,925)
Balance as of December 31, 2024	124,072
Reclassification from inventories	184,029
Reclassification to inventories	(213,020)
Effect of foreign currency exchange rate differences	11,219
Balance as of December 31, 2025	106,300

Accumulated depreciation & impairment

Balance as of January 1, 2024	(71,225)
Reclassification to inventory	15,431
Depreciation expense	(12,958)
Impairment loss	(737)
Effect of foreign currency exchange rate differences	1,554
Balance as of December 31, 2024	(67,935)
Reclassification to inventory	78,215
Depreciation expense	(17,705)
Impairment loss reversals, net	1,387
Effect of foreign currency exchange rate differences	273
Balance as of December 31, 2025	(5,765)

Carrying amount as of December 31, 2024	56,137
Carrying amount as of December 31, 2025	100,535
As a lessor, revenue recognized from operating leases are as follows:

	For the year ended December 31,
	2025	2024	2023
Vehicle leasing revenue	12,396	17,175	17,421
Note 13 - Income tax benefit
Income tax benefit recognized in the Consolidated Statement of Loss and Comprehensive Loss is as follows:

	For the year ended December 31,
	2025	2024	2023
Current income tax for the year	(9,261)	(35,585)	(13,725)
Deferred taxes	3,013	42,581	38,810
Withholding taxes	(1,995)	2,170	(15,633)
Other taxes[1]	11,935	—	—
Total	3,692	9,166	9,452
1 - Other taxes consist of compensation for group relief in the UK, for which compensation was made by Polestar Automotive UK Ltd to Polestar Automotive Holding UK PLC during the year ended December 31, 2025. $4,646, $4,758 and $2,531 are related to compensation for the years ended December 31,2025, 2024, and 2023, respectively.
Information regarding current year income tax benefit based on the applicable UK rates are as follows:

	For the year ended December 31,
	2025	2024	2023
Loss before tax for the year	(2,360,923)	(2,059,063)	(1,191,327)
Tax according to the applicable tax rate[1]	590,231	514,766	280,200
Effect of different tax rates in other countries	(129,492)	(76,738)	(25,817)
Operating income/costs, non taxable[2]	100,957	(50,039)	19,924
Withholding tax	(1,995)	2,170	(15,634)
Not recognized tax losses carried forward	(266,812)	(276,790)	(209,739)
Non-recognition of deferred tax assets on other temporary differences	(281,780)	(104,779)	(40,585)
Recognition of deferred taxes previously not recognized	(13,561)	1,228	124
Current tax related to previous year	6,144	(652)	979
Total	3,692	9,166	9,452
1 - The UK rates were 25.0%, 25.0% and 23.5% for the years ended December 31, 2025, 2024, and 2023, respectively.
2 - As of December 31, 2025, main non-taxable income attributable to the fair value changes of the Earn-out rights, corresponding tax $3,872. Within the Group, there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $58,591. Other non-deductible items net, including non-taxable income were $155,676.
As of December 31, 2024, main non-taxable income attributable to the fair value changes of the Earn-out rights, corresponding tax $35,115. Within the Group, there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $49,513. Other nondeductible items net, including non-taxable income were $35,641.

As of December 31, 2023, main non-taxable income attributable to the fair value changes of the Earn-out rights, corresponding tax $104,233. Within the Group, there are non-deductible expenses such as non-deductible interest expenses in the parent company of corresponding tax $15,300. Other nondeductible items net, including non-taxable income, were $69,009.
Deferred taxes
The composition of recognized deferred tax assets and liabilities is as follows:

	As of December 31,
	2025	2024
Right-of use assets	19,634	31,361
Inventory	10,472	27,209
Provisions for residual value risks	23,456	17,295
Warranty	10,391	12,584
Accruals	20,001	10,759
Tax losses carried forward	22,602	8,340
Tangible assets	10,156	6,309
Other temporary differences	2,157	1,404
Recognized value of deferred tax assets	118,869	115,261
Netting of asset and liability tax positions	(26,524)	(33,707)
Deferred tax assets	92,345	81,554

Lease liability	13,864	27,024
Accruals	(315)	5,374
Inventory	4,817	1,491
Intangible assets	536	448
Tangible assets	8,158	—
Other temporary differences	41	—
Recognized value of deferred tax liabilities	27,101	34,337
Netting of asset and liability tax position	(26,524)	(33,707)
Deferred tax liability	577	630
All changes in deferred tax assets and liabilities have been reported in the Consolidated Statement of Loss and Comprehensive Loss for the years ended December 31, 2025, 2024, and 2023 respectively. Deferred taxes have been calculated by applying the tax rate per jurisdiction.
The Group recognizes deferred tax assets to the extent that the Group believes that the likelihood of recognition is probable. In making such a determination, the Group considers reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and the results of recent operations.
The deferred tax assets recognized on tax losses carried forward in the current and prior years are primarily attributable to the Group's sales units (the legal entities established in the jurisdictions in which the Group sells Polestar cars) and to Polestar Automotive Holding UK PLC. The Group's transfer pricing model (TP model) is structured such that, by the end of the fiscal year, taxable profits will be generated in the majority of the sales units subject to the TP model, regardless of the Group's consolidated operating results. Polestar Automotive Holding UK PLC is not a sales unit and is not expected to generate taxable profits in the near term. However, its tax losses can be transferred by way of group relief to its indirectly wholly-owned subsidiary, Polestar Automotive UK Ltd, that is a sales unit and in a taxable profit position. With this structure in place, it is probable that future taxable profits are available against which deductible temporary differences can be utilized.
Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. As of December 31, 2025 and 2024, the Group made the judgement that there is not sufficient, objectively verifiable evidence available which would demonstrate that it is more likely than not that the Group would be able to realize all deferred tax assets in the future. This resulted in deferred tax assets on tax loss carryforwards not being recognized amounting to $1,486,833 and $1,044,029, respectively.
Tax loss carryforwards

Tax loss carryforwards through the year of expiration are as follows:

	As of December 31,
	2025	2024
2026	174,334	2,425
2027	108,272	165,344
2028	136,576	103,696
2029	342,913	143,178
2030	48,193	311,913
2031 onwards	6,316,762	4,229,307
Tax loss carryforwards	7,127,050	4,955,863
The increase in tax losses available for carryforward are mainly attributable to losses incurred as a consequence of the Group scaling its research and development expense to meet the demands of the growing business. As of December 31, 2025, the Group had unused tax losses of $7,127,050. For $7,035,592 of the amount, no deferred tax asset has been recognized due to unpredictability of future profit streams in Sweden and China.
As of December 31, 2025 and 2024, tax losses in Sweden of $6,184,311 and $4,031,242 respectively, have an indefinite carryforward period. As of December 31, 2025 and 2024, tax losses in China of $851,281 and $885,091, respectively, have a five-year carryforward period.
In addition to the losses referred to above, the Group also had deferred tax assets arising on other temporary differences of $854,371 and $574,087 as of December 31, 2025 and 2024, respectively, where no deferred tax assets have been recognized.
Pillar Two
The Pillar Two legislation has been enacted or substantively enacted in several of the jurisdictions in which the Polestar Group operates. The legislation is effective for the Group's financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group's potential exposure to Pillar Two income taxes for the current year ending on December 31, 2025.
The assessment of the exposure to Pillar Two income taxes is based on the Group's Consolidated Financial Statements for the current year. Based on the assessment performed, the transitional safe harbor relief applies for most jurisdictions, with the exception of Denmark, Ireland, Luxembourg, Portugal and Spain. The full effective tax rate ("ETR") calculation for Spain results in an ETR lower than 15%. For the remaining four jurisdictions, the ETR calculation results in an ETR above 15%.
The Group's Pillar Two income tax expense relates to profits earned in Spain, totaling $2.
The Group has determined that the Pillar Two income tax – which it is required to pay under Pillar Two legislation – is an income tax in scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting. Any Pillar Two income taxes are accounted for as current taxes.
Note 14 - Net loss per share
For the years ended December 31, 2025, 2024, and 2023, potentially dilutive instruments issued were unvested equity-settled payments discussed in Note 9 - Share-based payment. These financial instruments were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. Dilutive net loss per share was the same as basic net loss per share for all periods presented.
On December 9, 2025, Polestar's Class A, Class B, Class C-1 and Class C-2 ADS's ratio changed from the current ADS ratio of one (1) ADS to one (1) ordinary share to the underlying ADS Ratio of one (1) ADS to thirty (30) ordinary shares. There was no change to the Company's Class A, Class B, Class-1 or Class C-2 ordinary shares, therefore, the shares used in the net loss per share calculations have not been impacted by the change in the ratio of ADSs to ordinary shares to 1:30. For further information, refer to Note 21 - Equity.
The following table presents the computation of basic and diluted net loss per share for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,
	2025	2024	2023
Class A and B Common Shares
Net loss attributable to shareholders of the parent entity	(2,357,231)	(2,049,897)	(1,181,875)
Weighted-average number of common shares outstanding:
Basic and diluted	2,775,125	2,110,355	2,110,210
Net loss per share (in ones):
Basic and diluted	(0.85)	(0.97)	(0.56)

The following table presents shares that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the years ended December 31, 2025, 2024, and 2023. The PSUs, RSUs and RSAs used in the antidilutive effect calculation, have been impacted by the 1:30 ADS Ratio Change.

	For the year ended December 31,
	2025	2024	2023
Earn-out Shares	5,272,587	5,272,587	5,272,587
Class C-1 Shares	20,499,965	20,499,965	20,499,965
Class C-2 Shares	4,500,000	4,500,000	4,500,000
PSUs	297,324	124,637	65,703
RSUs	189,392	357,538	25,402
RSAs	28,022	28,922	—
Total antidilutive shares	30,787,290	30,783,649	30,363,657
Note 15 - Intangible assets and goodwill
The changes in Polestar Group's intangible assets, goodwill and trademarks are as follows:

	Internally developed IP	Software	Acquired IP	Goodwill	Trademarks	Total
Acquisition cost
Balance as of January 1, 2024	310,450	11,380	1,836,487	48,061	2,387	2,208,765
Additions[1]	178,487	2,592	116,301	—	—	297,380
Derecognition due to program changes	—	(984)	—	—	—	(984)
Effect of foreign currency exchange differences	(33,908)	(1,323)	(141,668)	(4,268)	(212)	(181,379)
Balance as of December 31, 2024	455,029	11,665	1,811,120	43,793	2,175	2,323,782
Additions[1]	131,876	3,136	215,721	—	—	350,733
Derecognition	(2,288)	—	(20,792)	—	—	(23,080)
Effect of foreign currency exchange differences	98,028	2,376	305,533	8,593	427	414,957
Balance as of December 31, 2025	682,645	17,177	2,311,582	52,386	2,602	3,066,392

Accumulated amortization and impairment
Balance as of January 1, 2024	(18,789)	(1,548)	(769,721)	—	—	(790,058)
Amortization expense	—	(2,055)	(6,310)	—	—	(8,365)
Amortization expense capitalized into inventory	(1,581)	—	(49,592)	—	—	(51,173)
Impairment loss[2]	(313,868)	(1,029)	(161,963)	—	—	(476,860)
Effect of foreign currency exchange rate differences	1,750	252	41,521	—	—	43,523
Balance as of December 31, 2024	(332,488)	(4,380)	(946,065)	—	—	(1,282,933)
Amortization expense	—	(2,185)	(6,709)	—	—	(8,894)
Amortization capitalized into inventory	(3,599)	—	(78,434)	—	—	(82,033)
Impairment loss[2]	(136,408)	(117)	(668,449)	—	—	(804,974)
Effect of foreign currency exchange differences	(64,395)	(816)	(122,021)	—	—	(187,232)
Balance as of December 31, 2025	(536,890)	(7,498)	(1,821,678)	—	—	(2,366,066)

Carrying amount as of December 31, 2024	122,541	7,285	865,055	43,793	2,175	1,040,849
Carrying amount as of December 31, 2025	145,755	9,679	489,904	52,386	2,602	700,326
1 - Of $350,733 in additions for the full year ended December 31, 2025, $224,876 has been settled in cash. These $224,876 are included in the $296,079 cash used for investing activities related to additions to intangible assets, and the remaining $71,203 relates to decreases in trade payables with related parties from prior years which were settled in cash during the full year ended December 31, 2025.
Of $297,380 in additions for the full year ended December 31, 2024, $157,373 has been settled in cash. These $157,373 are included in the $209,101 cash used for investing activities related to additions to intangible assets, and the remaining $51,728 relates to decreases in trade payables with related parties from prior years which were settled in cash during the full year ended December 31, 2024.
2 - For the year ended December 31, 2025, the impairment loss of $804,974 is part of the total CGU impairment in 2025. For further information, refer to Note 2 - Material accounting policies and use of significant judgements and estimates.

For the year ended December 31, 2024, Polestar 3 CGU and IDP CGUs were assessed for impairment, and impairment losses amounting to $476,860 were recognized related to Intellectual property, where 100% of the amount was recognized within cost of sales.
For the year ended December 31, 2025, additions to internally developed IP are primarily related to Polestar 5 and various other internal programs, such as model year changes. Additions of acquired IP during the year ended December 31, 2025 were primarily related to acquisitions of Polestar 3 IP from Volvo Cars and Polestar 4 IP from Geely. Polestar also acquired IP related to model year changes of the Polestar 2 from Volvo Cars. Refer to Note 28 - Related party transactions for further details.
Note 16 - Property, plant and equipment
Right-of-use assets
As a lessee, Polestar Group primarily leases buildings and manufacturing production equipment. The Group also has short-term and low value leases related to the leasing of temporary spaces and small IT equipment, respectively. The lease term for land and buildings is generally 2- 15 years. The lease term for machinery and equipment is generally 2- 6 years.
The table below shows the changes to the carrying amount of tangible assets and right-of-use that comprises property, plant and equipment:

	Tangible assets			Right-of-use assets
	Buildings and land	Machinery and equipment[4]	Assets under construc-tion	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance at January 1, 2024	8,916	180,945	251,638	122,613	49,832	613,944
Additions[1]	5,133	66,874	171,439	32,184	37,894	313,524
Divestments and disposals	(4,525)	(2,567)	(651)	—	—	(7,743)
Reclassifications	1,963	250,630	(252,593)	—	—	—
Cancellations	—	—	—	(39,609)	(2,100)	(41,709)
Remeasurement	—	—	—	—	(713)	(713)
Effect of foreign currency exchange differences	(621)	(19,720)	(3,637)	(6,463)	(1,838)	(32,279)
Balance as of December 31, 2024	10,866	476,162	166,196	108,725	83,075	845,024
Additions[1]	302	4,973	83,573	10,787	6,039	105,674
Divestments and disposals	(2,730)	(12,561)	(2,338)	—	—	(17,629)
Reclassifications	200	118,339	(118,539)	—	—	—
Cancellations	—	—	—	(20,438)	(3,162)	(23,600)
Remeasurement	—	—	—	—	(1,911)	(1,911)
Effect of foreign currency exchange differences	811	20,286	16,104	13,121	9,002	59,324
Balance as of December 31, 2025	9,449	607,199	144,996	112,195	93,043	966,882

Depreciation and impairment
Balance at January 1, 2024	(2,709)	(61,174)	(579)	(34,291)	(39,152)	(137,905)
Depreciation expense	(3,542)	(4,531)	—	(24,780)	(1,543)	(34,396)
Depreciation capitalized into inventory	—	(15,042)	—	—	(845)	(15,887)
Divestments and disposals	1,858	1,230	—	—	—	3,088
Depreciation expense employee benefits[3]	—	—	—	—	(2,070)	(2,070)
Cancellations	—	—	—	18,385	1,013	19,398
Impairment loss[2]	—	(65,222)	(72,121)	—	(7,152)	(144,495)
Effect of foreign currency exchange differences	239	1,856	—	2,517	374	4,986
Balance as of December 31, 2024	(4,154)	(142,883)	(72,700)	(38,169)	(49,375)	(307,281)
Depreciation expense	(1,822)	(5,668)	—	(17,620)	(1,016)	(26,126)
Depreciation capitalized into inventory	—	(29,327)	—	—	(2,670)	(31,997)
Divestments and disposals	1,132	3,127	—	—	—	4,259
Depreciation expense employee benefits[3]	—	—	—	—	(3,728)	(3,728)
Cancellations	—	—	—	15,197	2,669	17,866
Impairment loss[2]	—	(230,770)	(32,592)	(12,948)	(33,216)	(309,526)
Effect of foreign currency exchange differences	(221)	(6,816)	(3,281)	(5,193)	(1,845)	(17,356)
Balance as of December 31, 2025	(5,065)	(412,337)	(108,573)	(58,733)	(89,181)	(673,889)

Carrying amount at December 31, 2024	6,712	333,279	93,496	70,556	33,700	537,743
Carrying amount at December 31, 2025	4,384	194,862	36,423	53,462	3,862	292,993

1 - Of $105,674 in additions for the year ended December 31, 2025, $81,047 has been settled in cash. In the Consolidated Statement of Cash Flows, the amount of $81,047 is included as investing activities in the $158,713 of additions to property, plant and equipment, and the remaining $77,666 relates to additions in trade payables with related parties from prior years which were settled in cash during the year ended December 31, 2025. Of $313,524 in additions for the year ended December 31, 2024, $128,960 has been settled in cash. In the Consolidated Statement of Cash Flows, the amount of $128,960 is included as investing activities in the $147,894 of additions to property, plant and equipment, and the remaining $18,934 relates to additions in trade payables with related parties from prior years which were settled in cash during the year ended December 31, 2024.
2 - From the total impairment loss of $309,526 for the year ended December 31, 2025, $287,771 is part of the total CGU impairment registered in 2025, $25,197 is related to impairment of certain PPE as result from the restructuring initiatives recognized in other research and development expense, offset by $3,442 primarily related to reversals from prior periods. For the year ended December 31, 2024, the Polestar 3 CGU and IDP CGU were assessed for impairment, and impairment losses amounting to $144,495 were recognized in cost of sales.
3 - Related to Polestar's company car scheme to its employees.

4 - Balance includes tooling which has been legally sold in structured borrowing transactions - refer to Note 26 - Loans and borrowings - 'Borrowing collateralized with tooling' for details of these financing transactions and the amounts due under them.
The borrowing costs capitalized for assets under construction the years ended December 31, 2025 and 2024 were $2,138 and $10,629, respectively. The capitalization rate used to determine the amount of capitalized borrowing costs was 5.3% and 6.2% for the years ended December 31, 2025 and 2024, respectively.
Note 17 - Financial instruments
Fair value disclosure for financial instruments measured at amortized cost
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost. The carrying amount of these financial assets and liabilities approximate their fair value.

	As of December 31, 2025		As of December 31, 2024[1]
	Current	Non-Current	Current	Non-Current
Financial assets
Cash and cash equivalents	1,159,300	—	739,237	—
Trade receivables and other receivables	341,881	—	233,088	—
Restricted deposits[2]	19,188	38,934	—	31,011
Other financial assets[3]	49,079	14,340	12,013	5,917
Total financial assets measured at amortized cost	1,569,448	53,274	984,338	36,928
Financial liabilities
Loans and borrowings	(3,860,675)	(2,499,230)	(2,657,839)	(2,281,062)
Trade payables	(1,107,162)	—	(893,914)	—
Accrued expenses[4]	(424,152)	—	(519,384)	—
Refund liabilities[5]	(167,642)	(30,875)	(100,844)	(52,287)
Lease liabilities	(37,210)	(93,514)	(30,922)	(104,349)
Liabilities related to repurchase commitments[5]	(124,633)	(722)	(106,401)	(11,017)
Advance payments from customers	(16,062)	—	(17,344)	—
Other financial liabilities[5]	(11,582)	—	(150,143)	(8,094)
Total financial liabilities measured at amortized cost	(5,749,118)	(2,624,341)	(4,476,791)	(2,456,809)
1 - Certain figures and descriptions from 2024 were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
2 - Restricted deposits comprise amounts held as collateral under banking and regulatory arrangements. These balances primarily secure residual value obligations in connection with vehicle lease programs and bank guarantees issued in favor of customs and environmental authorities, and are not available for general use until the related obligations are settled or the guarantees are released. For further details, see Note 20 - Other assets.
3 - Amounts are being presented in Note 20 - Other assets. The amounts presented in this table represent a portion of the total amounts disclosed in the referenced footnote.
4 - Amounts presented in Note 24 - Accrued expenses. The amounts presented in this table represent a portion of the total amounts disclosed in the referenced footnote.
5 - Amounts are being presented Note 25 - Other liabilities. The amounts presented in this table represent a portion of the total amounts disclosed in the referenced footnote.
Total interest income arising on financial assets measured at amortized cost related to cash and cash equivalents and, for the years ended December 31, 2025, 2024, and 2023, amounted to $7,640, $21,093, and $32,280, respectively. Total interest expense arising on financial liabilities measured at amortized cost related mainly to loans and borrowings, lease liabilities, trade payables and other financing and obligations including related parties and, for the years ended December 31, 2025, 2024 and 2023, amounted to $375,226, $335,412 and $205,677, respectively.
The following table shows the maturities for the Group's non-derivative financial assets and liabilities as of December 31, 2025 and 2024:

	As of December 31, 2025
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Cash and cash equivalents	1,159,300	—	—	1,159,300
Trade receivables and other receivables	341,881	—	—	341,881
Restricted deposits	19,188	38,934	—	58,122
Other financial assets	49,079	11,482	2,858	63,419
Total financial assets measured at amortized cost	1,569,448	50,416	2,858	1,622,722
Financial liabilities
Loans and borrowings	(3,860,675)	(2,499,230)	—	(6,359,905)
Trade payables	(1,107,162)	—	—	(1,107,162)
Accrued expenses	(424,152)	—	—	(424,152)
Refund liabilities	(167,642)	(30,875)	—	(198,517)
Lease liabilities	(37,210)	(67,621)	(25,893)	(130,724)
Liabilities related to repurchase commitments	(124,633)	(722)	—	(125,355)
Advance payments from customers	(16,062)	—	—	(16,062)
Other financial liabilities	(11,582)	—	—	(11,582)
Total financial liabilities measured at amortized cost	(5,749,118)	(2,598,448)	(25,893)	(8,373,459)

	As of December 31, 2024[1]
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Cash and cash equivalents	739,237	—	—	739,237
Trade receivables and other receivables	233,088	—	—	233,088
Restricted deposits	—	31,011	—	31,011
Other financial assets	12,013	3,659	2,258	17,930
Total financial assets measured at amortized cost	984,338	34,670	2,258	1,021,266

Financial liabilities
Loans and borrowings	(2,657,839)	(2,273,647)	(7,415)	(4,938,901)
Trade payables	(893,914)	—	—	(893,914)
Accrued expenses	(519,384)	—	—	(519,384)
Refund liabilities	(100,844)	(52,287)	—	(153,131)
Lease liabilities	(30,922)	(53,488)	(50,861)	(135,271)
Liabilities related to repurchase commitments	(106,401)	(11,017)	—	(117,418)
Advance payments from customers	(17,344)	—	—	(17,344)
Other financial liabilities	(150,143)	(8,094)	—	(158,237)
Total financial liabilities measured at amortized cost	(4,476,791)	(2,398,533)	(58,276)	(6,933,600)
1 - Certain figures and descriptions from 2024 were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
Fair value disclosure for financial instruments measured through profit and loss
Polestar's material financial instruments measured at FVTPL are its derivative financial liabilities for the Class C Shares and Earn-out rights. For the years ended December 31, 2025, 2024, and 2023, Polestar recognized $23,391, $129,124 and $465,168 in gains for these financial instruments measured at FVTPL, respectively.
The following table shows the carrying amounts of financial liabilities measured at FVTPL on a recurring basis.

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As of December 31, 2025				—
Earn-out rights	—	—	3,579	3,579
Class C-1 Shares	4,353	—	—	4,353
Class C-2 Shares	—	955	—	955
Total	4,353	955	3,579	8,887
As of December 31, 2024
Earn-out rights	—	—	28,778	28,778
Class C-1 Shares	2,870	—	—	2,870
Class C-2 Shares	—	630	—	630
Total	2,870	630	28,778	32,278
Maturities are not provided for the Group's derivative liabilities related to the Class C Shares and the Earn-out rights that were assumed as part of the merger with Gores Guggenheim, Inc. ("GGI") on June 23, 2022. The derivative liabilities related to the Class C Shares can be either cash or equity settled, depending on certain circumstances that may occur in the future. The derivative liability related to the Earn-out rights can only be equity settled and therefore will not have a cash flow impact on the Group.
There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 in the years ended December 31, 2025 and 2024.
Class C Shares
On the Closing of the Business Combination Agreement ("BCA") in 2022, Public Warrants and Private Warrants in GGI that were issued and are outstanding immediately prior to the Closing were exchanged for Class C-1 Shares and Class C-2 Shares in Parent.
Under IAS 32, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in the Parent in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.
The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input). The Class C-2 Shares are not publicly traded and require a Level 2 valuation approach, based on the publicly traded price of the Class C-1 shares.
The table that follows shows the changes in the fair value of the Class C Shares in the periods presented:

	Class C-1 Shares	Class C-2 Shares
As of January 1, 2024	4,920	1,080
Change in fair value measurement	(2,050)	(450)
As of December 31, 2024	2,870	630
Class C-2 Shares converted to Class C-1 Shares	—	—
Change in fair value measurement	1,483	325
As of December 31, 2025	4,353	955
Earn-out rights
On the Closing of the BCA, the Former Parent was issued a contingent right to receive earn-outs of up to 802,621 Class A Shares and 4,469,966 Class B Shares in Parent, issuable in five tranches that each comprise 160,524 Class A Shares and 893,993 Class B Shares in Parent (all share quantities are adjusted for the ADS Ratio Change dated December 9, 2025). Each tranche is issuable once the daily volume weighted average price of Class A Shares in Parent meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028.
If the daily volume weighted average price of Class A Shares in Parent triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group (i.e., there is a change in greater than 50% equity ownership of the Group) all five tranches are automatically triggered for issuance. The Former Parent's contingent right to the earn-out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.
Under IAS 32 the contingent Earn-out rights failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in Parent and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognized in Profit or Loss at each reporting date, therefore, the contingent Earn-out rights require a valuation approach leveraging Level 3 inputs. Refer to Note 2 - Material accounting policies and use of significant judgements and estimates for further details on the valuation methodology utilized to determine the fair value of the Earn-out rights.
The following table presents the variables considered in the Monte Carlo valuation and the earn-out fair value:

	As of December 31,
	2025	2024
Number of earn-out tranches[1]	5	5
Term in years	1.98	2.98
Volatility	90%	85%
Risk-free rate	3.4%	4.0%
1 - The daily volume weighted average price per share of Class A Shares in Parent that is required to trigger each tranche is $390.0 for tranche 1, $465.0 for tranche 2, $540.0 for tranche 3, $615.0 for tranche 4 and $690.0 for tranche 5. This price threshold has been adjusted for ADS Ratio Change dated December 9, 2025.
The volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. Refer to Note 3 - Financial risk management for the analysis of the increase/decrease in the volatility and the impact they would result in its fair value.
The table that follows shows the changes in the fair value of the Earn-out rights in the periods presented:

Earn-out rights
As of January 1, 2024	155,402
Change in fair value measurement	(126,624)
As of December 31, 2024	28,778
Change in fair value measurement	(25,199)
As of December 31, 2025	3,579
Note 18 - Trade receivables and other receivables
Trade receivables from contracts with customers represent sales transactions, conducted via sales units, within the markets in which the Group operates. The average credit term to finance service providers and fleet customers is two weeks. For the related parties revenues, refer to the Sale of goods, services and other section of Note 28 - Related party transactions for further information.
The following table details the aging analysis of the trade receivables:

	Not overdue	1-30 days overdue	30-90 days overdue	More than 90 days overdue	Total
As of December 31, 2025
Trade receivables - external	63,337	65,362	13,530	1,855	144,084
Trade receivables - related parties	116,258	20,358	19,164	42,017	197,797
Net trade receivables	179,595	85,720	32,694	43,872	341,881
As of December 31, 2024[1]
Trade receivables - external	94,490	47,393	7,482	3,040	152,405
Trade receivables - related parties	56,740	1,051	99	22,793	80,683
Net trade receivables	151,230	48,444	7,581	25,833	233,088
1 - The amount for December 31, 2024 was re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
Management determines that a receivable is written off once reasonable means of collection have been unsuccessful and the Group has no reasonable expectations of recovering the entire contractual cash flows, or a portion thereof. As of December 31, 2025, the Group wrote off $4,457 of receivables. As of December 31, 2024, the Group has written off a de minimis amount of receivables. Refer to Note 28 - Related party transactions for further information.
The receivables with related parties comprise sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines.
Further information on credit risks for trade receivables is included in Note 3 - Financial risk management.
Note 19 - Inventories
The Group's inventory primarily consisted of vehicles as follows:

	As of December 31,
	2025	2024
Finished goods and goods for resale	1,024,942	1,191,047
Provision for impairment	(171,863)	(111,686)
Total	853,079	1,079,361
Inventory costs recognized during the years ended December 31, 2025, 2024 and 2023 amounted to $2,914,511, $2,112,317 and $2,183,847, respectively, and were included in cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
For the years ended December 31, 2025, 2024, and 2023, write-downs of inventories to net realizable value amounted to $155,958, $89,744 and $146,550 respectively. The write-downs were recognized in cost of sales in the Consolidated Statement of Loss and Comprehensive Loss.
The write-downs of inventories to net realizable value include significant judgement for the estimated market price (i.e., selling price of inventories less estimated costs of completion and estimated costs necessary to make the sales). Changing estimated market price could result in an increase or decrease to the write-downs recognized. For the year ended December 31, 2025, a 1% increase or decrease in estimated market price would result in a decrease of $3,393 or increase of $3,251 to the impairment loss, respectively; a 3% increase or decrease in estimated market price (which management believes to be a reasonably possible change) would result in a decrease of $11,228 or an increase of $9,388 to the impairment loss, respectively.
Inventories can be pledged as security for liabilities. Refer to Note 26 - Loans and borrowings for further details.
Note 20 - Other assets
Other current and non-current assets for the Group were as follows:

	As of December 31,
	2025	2024[1]
Current
Value added tax receivables	128,481	148,405
Other current receivables[2]	73,368	32,417
Accrued income[3]	55,041	—
Prepaid expenses[4]	30,071	40,800
Restricted deposits[5]	19,188	—
Insurance recovery assets	8,071	8,886
Advances to suppliers	6,240	8,399
Amounts due from related parties[6]	2,834	2,713
Total current	323,294	241,620
Non-current
Restricted deposits[5]	38,934	31,011
Other interest bearing receivables	827	2,664
Other non-interest bearing receivables	15,182	6,065
Total non-current	54,943	39,740
Total other assets	378,237	281,360
1 - The current other assets was re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
2 - Other current receivables consisted primarily of accruals for future value added tax ("VAT") receivables where Polestar recognizes an asset for a future VAT receivable when it sells a vehicle under a repurchase commitment.
3 - As of December 31, 2025, accrued income consists of carbon credits.
4 - As of December 31, 2025 and 2024, prepaid expenses consisted primarily of prepaid insurance, selling expenses, and software license expenses.
5 - For the years ended December 31, 2025 and 2024, the Group held restricted deposit balances primarily related to borrowing covenants, leases and residual value guarantee contracts.
6 - The amounts due from related parties include transactions related to the sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines. For further information, see Note 28 - Related party transactions.
Note 21 - Equity
Changes in the Group's equity during the years ended December 31, 2025 and 2024 were as follows:

	Quantity		In US$ (thousands)
	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2024	467,976,748	1,642,233,575	(21,168)	(3,615,187)

Conversion of Class B to Class A (1:1)	1,592,341,000	(1,592,341,000)	—	—
Equity-settled share-based payment	144,249	—	(1)	(9,840)
Balance as of December 31, 2024	2,060,461,997	49,892,575	(21,169)	(3,625,027)

Balance as of January 1, 2025	2,060,461,997	49,892,575	(21,169)	(3,625,027)
Equity issuance - June PIPE	210,476,190	(20,000,000)	(1,905)	(197,766)
Related party capital contribution	—	—	—	(23,835)
Equity-settled share-based payment	8,937,392	—	(89)	(9,053)
Equity issuance - December PIPE	465,356,760	—	(4,654)	(277,777)
Balance as of December 31, 2025	2,745,232,339	29,892,575	(27,817)	(4,133,458)
The following instruments of the Parent were issued and outstanding as of December 31, 2025 and 2024, and are presented in quantity:

	As of December 31,
	2025	2024
Outstanding shares
Class A Shares with a par value of $0.01	2,745,232,339	2,060,461,997
of which were owned by related parties	1,885,066,989	1,675,841,017
Class B Shares with a par value of $0.01	29,892,575	49,892,575
of which were owned by related parties	29,892,575	49,892,575
Class C-1 Shares with a par value of $0.10	20,499,965	20,499,965
Class C-2 Shares with a par value of $0.10	4,500,000	4,500,000
Redeemable Preferred Shares with a par value of GBP 1.00.	50,000	50,000
Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in the Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in the Parent. Additionally, holders of GBP Redeemable Preferred Shares in the Parent have no voting rights. Any dividends or other distributions paid by the Parent shall only be issued to holders of outstanding Class A Shares and Class B Shares in the Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in the Parent are not entitled to participate in any dividends or other distributions. Refer to Note 17 - Financial instruments for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.
As of December 31, 2025, there were an additional 2,254,767,661 Class A Shares and 1,747,474,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
Equity issuances - PIPE
On June 16, 2025, Polestar entered into a Securities Purchase Agreement pursuant to which Polestar agreed to sell 190,476,190 newly issued Class A ADS to PSD Investment Limited ("PSD") for an aggregate subscription amount of $200.0 million through a PIPE at a price of $1.05 per Class A ADS, which represented the volume weighted average closing sale price for the previous five consecutive trading days prior to signing. As permitted under the agreement, PSD opted to prepay the subscription amount. Prior to closing of the PIPE and delivery of the new Class A ADS, PSD converted 20,000,000 of its Class B ADS into Class A ADS in order to keep the overall voting power of its Polestar shareholdings below 50%. This conversion was effected on July 22, 2025, and the PIPE was closed on July 23, 2025.
On December 19, 2025, Polestar entered into Securities Purchase Agreements pursuant to which Polestar agreed to sell a total of 15,511,892 newly issued Class A ADS to third party investors for an aggregate subscription amount of $300.0 million at a price of $19.34 per Class A ADS. In parallel to this transaction, entities controlled by Polestar Group's ultimate controlling shareholder (related parties) entered into put option arrangements with the third party investors which allow the relevant investor to sell the Class A ADSs acquired from Polestar to the related parties during an exercise period at the end of the term of the put option at a pre-determined price to the extent the investor has not disposed of such Class A ADSs before then. Polestar is not party to these contracts and has no obligation under them. However, these contracts were necessary to enable the transaction to close with the terms that it did, including a price per share above the market price at that date, and, therefore, Polestar indirectly benefited from them. Polestar concluded that the related parties were acting as its shareholders by making these arrangements for its benefit and therefore accounted for this support as a capital contribution with a fair value of $202.7 million. The transactions closed on December 23, 2025.
ADS Ratio Change
On December 9, 2025, Polestar's Class A, Class B, Class C-1 and Class C-2 ADS's ratio changed from the current ADS Ratio of one (1) ADS to one (1) ordinary share, to the new underlying ADS Ratio of one (1) ADS to thirty (30) ordinary shares. There was no change to the Company's Class A, Class B, Class C-1 or Class C-2 ordinary shares.
Note 22 - Provisions

Changes in the Group's current and non-current provisions were as follows:

	Warranties	Employee benefits	Litigation	Other[1]	Total
Balance as of January 1, 2025	128,591	902	27,135	10,898	167,526
Additions	108,340	9,879	3,927	61,917	184,063
Utilization	(72,649)	(7,255)	(1,480)	(17,906)	(99,290)
Reversals	(19,310)	1,905	(583)	(135)	(18,123)
Unwinding of discount and effect in changes due to discount rate	450	—	—	—	450
Effect of foreign currency exchange differences	16,671	985	—	2,045	19,701
Balance as of December 31, 2025	162,093	6,416	28,999	56,819	254,327
of which current	49,805	6,416	28,999	35,571	120,791
of which non-current	112,288	—	—	21,248	133,536

Balance as of January 1, 2024	144,693	3,222	35,676	8,762	192,353
Additions	71,821	259	—	13,562	85,642
Utilization	(41,579)	(1,154)	(5,082)	(11,012)	(58,827)
Reversals	(40,186)	(215)	(3,459)	(180)	(44,040)
Unwinding of discount and effect in changes due to discount rate	3,075	—	—	—	3,075
Effect of foreign currency exchange differences	(9,233)	(1,210)	—	(234)	(10,677)
Balance as of December 31, 2024	128,591	902	27,135	10,898	167,526
of which current	36,640	902	27,135	8,092	72,769
of which non-current	91,951	—	—	2,806	94,757
1 - As of December 31, 2025, the total amount of $56,819 includes an amount of $6,726 related to restructuring provision and $16,581 related to end-of-life battery recycling responsibilities.
Warranty provision arises from contractual warranty costs, warranty campaigns (including recalls), and warranty coverage provided in excess of contractual terms. Other provisions primarily relate to investor remunerations, support costs, and payroll‑related commitments.
The cash outflow for the non-current portion of warranty provisions is primarily expected through 2037, and the non-current portion of other provisions is primarily expected through 2050.
Litigation
Per the terms of the BCA governing the merger with GGI on June 23, 2022, Polestar is obligated to indemnify directors, officers, and employees of GGI for six years following the closing of the merger. In August 2023, former public stakeholders of GGI filed a legal claim against certain directors, officers, and employees of GGI; alleging certain misconduct by these individuals with respect to their duties to GGI's stakeholders during and prior to GGI's merger with Polestar. As of December 31, 2025 and 2024, Polestar maintains a provision for $25,362 and $27,135, respectively, relating to its indemnification obligation towards the defendants, which is based on estimates of future expenditure, including related legal costs. Polestar's directors and officers insurance policy applies to the legal claim and provides coverage for up to $10,000 of costs after $5,000 has been paid by Polestar. However, as of December 31, 2025 and 2024, only $8,071 and $8,886, respectively, has been recognized and included in other assets on the Consolidated Statement of Financial Position as a virtually certain recovery. As the outcome of the litigation includes inherent uncertainty, the final expenditure may not be known until there is a final and unappealable judgment.
Polestar's estimates of its obligation could change in the future if new facts and circumstances arise as the legal proceedings continue to develop.
Note 23 - Trade payables
The current trade payables balances for the Group were as follows:

	As of December 31,
	2025	2024[1]
Trade payables - external	115,161	103,368
Trade payables - related parties[2]	992,001	790,546
Total	1,107,162	893,914
1 - The amount for December 31, 2024 was re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).

2 - The amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support from Volvo Cars and Geely. For further information, see Note 28 - Related party transactions.
Note 24 - Accrued expenses

	As of December 31,
	2025	2024[1]
Accrued expenses - external	170,438	283,212
Accrued expenses - related parties[2]	254,139	236,548
Total	424,577	519,760
1 - The amount for December 31, 2024 was re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
2 - The amounts due to related parties mainly comprise transactions from agreements associated with purchases of intangible assets and other support from Volvo Cars and Geely. For further information, see Note 28 - Related party transactions.
Note 25 - Other liabilities
Other current and non-current liabilities for the Group were as follows:

	Current		Non-current
	As of December 31,		As of December 31,
	2025	2024[1]	2025	2024
VAT liabilities	162,081	115,501	—	—
Refund liabilities	167,642	100,844	30,875	52,287
Liabilities related to repurchase commitments	124,633	106,401	722	11,017
Personnel related liabilities[2]	47,870	31,757	—	—
Liabilities related to assets under construction	46,466	62,896	—	—
Amounts due to related parties[3]	11,582	39,644	—	—
Other liabilities	26,763	21,322	5,631	8,094
Total	587,037	478,365	37,228	71,398
1 - The amount for December 31, 2024 was re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates).
2 - Consist of wages, salaries, and other benefits payable.
3- The amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support from Volvo Cars and Geely. For further information, see Note 28 - Related party transactions.
Note 26 - Loans and borrowings
The loans and borrowings balance as of December 31, 2024 was re-presented in accordance with the changes stated in Voluntary re-presentation from previous year in these Consolidated Financial Statements. For further details, see Note 2 - Material accounting policies and use of significant judgements and estimates.
The changes and carrying amounts of Polestar Group's loans and borrowings as of December 31, 2025 and 2024 were as follows:

	Working capital loans from banks	Convertible instruments[1]	Club Loan[2]	Borrowing collateralized with tooling[3]	Market RCFs[4]	Total
Balance as of January 1, 2025	2,427,194	1,300,406	933,175	124,878	153,248	4,938,901
New borrowings	3,447,330	300,000	—	222,681	375,931	4,345,942
Payments	(2,704,901)	—	—	(23,497)	(389,040)	(3,117,438)
Transaction costs and amortization	1,220	(1,663)	3,993	—	(772)	2,778
Interest on loans	111	23,232	15,667	488	54	39,552
Effect of foreign currency exchange differences	79,632	—	46,005	9,146	15,387	150,170
Balance as of December 31, 2025	3,250,586	1,621,975	998,840	333,696	154,808	6,359,905
of which current	3,250,586	366,001	21,604	67,676	154,808	3,860,675
of which non-current	—	1,255,974	977,236	266,020	—	2,499,230

Balance as of January 1, 2024	1,923,755	1,250,000	—	131,737	147,787	3,453,279
New borrowings	3,074,640	4,876	950,632	6,412	336,622	4,373,182
Payments	(2,560,208)	—	—	(7,178)	(322,513)	(2,889,899)
Transaction costs and amortization	—	—	(9,072)	—	—	(9,072)
Debt modification	—	2,761	—	(2,478)	—	283
Interest on loans	12,431	42,769	5,937	—	642	61,779
Effect of foreign currency exchange differences	(23,424)	—	(14,322)	(3,615)	(9,290)	(50,651)
Balance as of December 31, 2024	2,427,194	1,300,406	933,175	124,878	153,248	4,938,901
of which current	2,427,194	42,769	5,940	28,688	153,248	2,657,839
of which non-current	—	1,257,637	927,235	96,190	—	2,281,062
1 - Borrowing with related parties, previously referred to "Credit facilities".
2 - The Club Loan was previously referred to as "Syndicated loans from banks".
3 - Borrowing with related parties, previously named as "PS3 tooling".
4 - The Market Revolving Credit Facilities ("Market RCFs") were previously referred to as "Floorplan" and "Sale-leaseback facilities".
Working capital loans from banks

The terms and conditions of current working capital loans outstanding as of December 31, 2025 are as follows:

Working capital loan	Currency	Term	Interest rate	Nominal amount in respective currency	Principal carrying value in TUSD[8]
Secured bank loan[1]	USD	Sep, 2024-2026	SOFR[5]+1.00%	100,000	100,000
Secured bank loan[1]	USD	Dec, 2024-2026	SOFR[5]+1.00%	125,000	125,000
Secured bank loan[1]	USD	Feb, 2025 - Jan, 2026	SOFR[7]+1.00%	50,000	50,000
Secured bank loan[1]	USD	Mar, 2025 - Jan, 2026	SOFR[7]+1.70%	300,000	300,000
Secured bank loan[1]	USD	Mar, 2025 - Jan, 2026	SOFR[7]+1.70%	100,000	100,000
Secured bank loan[1]	USD	Jun, 2025 - Jan, 2026	SOFR[7]+1.70%	50,000	50,000
Secured bank loan[1]	USD	Jun, 2025 - Jan, 2026	SOFR[7]+1.00%	50,000	50,000
Unsecured bank loan[2]	CNY	Mar, 2025-2026	4.00% p.a.	255,000	36,485
Unsecured bank loan[2]	CNY	Jun, 2025-2026	3.85% p.a.	5,000	715
Unsecured bank loan[2]	CNY	Jun, 2025-2026	3.85% p.a.	156,000	22,320
Unsecured bank loan[2]	CNY	Jun, 2025-2026	3.85% p.a.	170,000	24,323
Unsecured bank loan[2]	CNY	Sep, 2025-2026	3.85% p.a.	55,000	7,869
Unsecured bank loan[2]	CNY	Sep, 2025-2026	3.85% p.a.	7,700	1,098
Unsecured bank loan[2]	CNY	Sep, 2025 - Mar, 2026	3.85% p.a.	37,300	5,341
Unsecured bank loan[2]	CNY	Mar, 2025-2026	3.65% p.a.	800,000	114,463
Secured bank loan[1]	CNY	Aug, 2025-2026	2.40% p.a.	1,100,000	157,387
Unsecured bank loan[2]	CNY	Dec, 2025-2026	4.50% p.a.	2,000,000	286,158
Secured bank loan[1]	CNY	Dec, 2025-2026	4.50% p.a.	1,000,000	143,079
Secured bank loan[1]	USD	Mar, 2025-2026	5.45% p.a.	210,000	210,000
Unsecured bank loan[2]	USD	Jun, 2025-2026	7.30% p.a.	300,000	300,000
Secured bank loan[1]	CNY	Aug, 2025-2026	2.40% p.a.	976,000	139,645
Secured bank loan[1]	USD	Sep, 2025-2026	3.82% p.a.	320,000	320,000
Unsecured bank loan[2]	USD	Sep, 2025-2026	3.82% p.a.	82,000	82,000
Unsecured bank loan[2]	USD	Dec, 2025-2026	3.68% p.a.	118,000	118,000
Secured bank loan[4]	EUR	Mar, 2025-2026	EURIBOR[6]+2.50%	150,000	175,950
Secured bank loan[1]	USD	Sep, 2025 - Mar, 2026	SOFR[8]+1.00%	150,000	150,000
Secured bank loan[1]	USD	Sep, 2025 - Mar, 2026	SOFR[8]+1.00%	150,000	150,000
Secured bank loan[1]	EUR	Oct, 2025 - Jan, 2026	EURIBOR[6]+2.30%	3,500	4,090
Secured bank loan[1]	EUR	Oct, 2025 - Jan, 2026	EURIBOR[6]+2.30%	12,200	14,121
Total					3,238,044
1 - Secured by Geely.
2 - Letter of comfort from Geely.
3 - 3-month Euro Interbank Offered Rate ("EURIBOR").
4 - Letter of keep well from Geely.
5 - 12-month Term Secured Overnight Financing Rate ("SOFR").
6 - 1-month Term Secured Overnight Financing Rate ("SOFR").
7 - 6-month Term Secured Overnight Financing Rate ("SOFR").
8 - Excludes interest on loans.
Some of Polestar's loan facilities in China are subject to covenant requirements, including, but not limited to, a 300% liability-to-asset ratio of any single borrowing entity within the Group. Additionally, one specific loan facility requires Polestar to reach a retail sales volume of 30,000 units in the first half of 2026, otherwise allowing the lender to claim repayment from Polestar of 25% of the outstanding amount of the loan per month thereafter. As of December 31, 2025, Polestar was not in breach of its Chinese loan covenants.
Polestar's Trade Finance Facility is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated Club Loan. As of December 31, 2025, Polestar was not in breach of these covenants.
The terms and conditions of current working capital loans outstanding as of December 31, 2024 were as follows:

Working capital loan	Currency	Term	Interest rate	Nominal amount in respective currency	Principal carrying value in TUSD[8]
Unsecured[6]	CNY	Mar, 2024-2025	LPR[3]+1.05%	177,000	24,249
Unsecured[6]	CNY	Apr, 2024-2025	LPR[3]+0.35%	473,000	64,802
Unsecured[6]	CNY	May, 2024-2025	LPR[3]+0.35%	88,000	12,056
Unsecured[6]	CNY	Jun, 2024-2025	LPR[3]+0.85%	231,000	31,647
Unsecured[6]	USD	Aug, 2024-2025	7.8% p.a.	196,000	196,000
Secured[1]	USD	Aug, 2024-2025	SOFR[5]+0.55%	320,000	320,000
Unsecured[6]	USD	Aug, 2024-2025	SOFR[5]+0.55%	82,000	82,000
Secured[1]	USD	Aug, 2024-2025	SOFR[5]+1.15%	100,000	100,000
Secured[1]	USD	Sep, 2024-Mar, 2025	6.9% p.a.	100,000	100,000
Unsecured[6]	USD	Sep, 2024-Jun, 2025	7.8% p.a.	104,000	104,000
Unsecured[6]	CNY	Sep, 2024-2025	LPR[3]+0.45%	39,000	5,343
Secured[1]	USD	Sep, 2024-2025	SOFR[5]+1.15%	100,000	100,000
Secured[1]	USD	Sep, 2024-2025	SOFR[5]+1.10%	100,000	100,000
Secured[2]	EUR	Oct, 2024-Feb, 2025	EURIBOR[4]+2.3%	361,886	375,548
Secured[1]	USD	Dec, 2024-Jan, 2025	SOFR[7]+1.00%	25,000	25,000
Secured[1]	USD	Dec, 2024-Jan, 2025	SOFR[7]+1.00%	50,000	50,000
Secured[1]	USD	Dec, 2024-Jan, 2025	SOFR[7]+1.00%	50,000	50,000
Secured[1]	USD	Dec, 2024-Jan, 2025	SOFR[7]+1.00%	25,000	25,000
Unsecured[6]	USD	Dec, 2024-2025	SOFR[5]+0.30%	41,650	41,650
Unsecured[6]	USD	Dec, 2024-2025	SOFR[5]+0.30%	58,350	58,350
Unsecured[6]	USD	Dec, 2024-2025	SOFR[5]+0.30%	11,200	11,200
Unsecured[6]	CNY	Dec, 2024-2025	LPR[3]+1.40%	2,000,000	274,000
Secured[1]	CNY	Dec, 2024-2025	LPR[3]+1.40%	1,000,000	137,000
Unsecured[6]	CNY	Dec, 2024-2025	LPR[3]+0.90%	14,000	1,918
Secured[1]	USD	Dec, 2024-2025	SOFR[5]+1.10%	125,000	125,000
Total					2,414,763
1 - Secured by Geely.
2 - Vehicle inventory purchased via this facility was pledged as security until repayment.
3 - 12-month People's Bank of China Loan Prime Rate ("LPR").
4 - 3-month Euro Interbank Offered Rate ("EURIBOR").
5 - 12-month Term Secured Overnight Financing Rate ("SOFR").
6 - Letter of comfort from Geely.
7 - 1-month Term Secured Overnight Financing Rate ("SOFR").
8 - Excludes interest on loans.
Convertible instruments
Credit facility agreement with Volvo Cars
On November 3, 2022 the Group entered into a credit facility agreement with the related party Volvo Cars originally providing available credit of up to $800,000 and terminating on May 3, 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest is calculated at the floating six-month SOFR rate plus 4.97% per annum. Prior to maturity, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors.
Volvo Cars' conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement and the economics of Volvo Cars' conversion right are not clearly and closely related to that of the host debt instrument. As such, the financial liability related to Volvo Cars' conversion right is carried at fair value with subsequent changes recognized in the Profit or Loss at each reporting date.
Subsequently, the credit facility agreement was amended. Below are the amendments to the credit facility, leading the Group to recalculate the carrying amount of the liability as the present value of the modified contractual cash flows and to recognize modification losses within finance expense during the years ended December 31, 2024 and 2023.

Amendment	Date	Modification loss
(i) Increase the overall credit capacity to $1,000,000 (ii) Termination date extended to June 30, 2027	November 8, 2023	(7,553)
Termination date extended to December 29, 2028	August 21, 2024	(2,761)
As of December 31, 2025 and 2024, the Group had principal draws of $1,000,000 and $1,000,000 outstanding under the facility and the fair value of the financial liability related to Volvo Cars' conversion right was $0 and $0.
Credit facility agreements with Geely
On November 8, 2023, the Group entered into a credit facility agreement with the related party Geely providing available credit of $250,000 with an interest rate of SOFR plus 4.97% per year; terminating on June 30, 2027 (the "2023 Geely Facility"). Other than the amount of credit available, the credit facility agreement with Geely maintains terms that are materially aligned with the original credit facility agreement with Volvo Cars, including the conversion option. As of December 31, 2025 and 2024, the Group had principal draws of $250,000 and $250,000 outstanding under the facility and the fair value of the financial liability related to Geely's conversion right was $0 and $0.

On December 19, 2025, Geely signed a conversion agreement under which it agreed to convert approximately $300,000 of principal and accrued interest of the 2023 Geely Facility at a conversion price of $19.34 (nineteen dollars and thirty four cents) per ADS. The closing of this conversion is subject to a number of conditions precedents including approval of certain aspects of the transaction by regulatory authorities and certain lenders. If these conditions precedents are not met, the conversion agreement has no further force or effect and the original terms of the credit facility agreement apply. The conversion agreement represents a significant modification of the original credit facility agreement and, therefore, the original loan was considered settled by the issuance of a new financial instrument - no gain or loss was recognized. The new financial instrument is a compound financial instrument which was recognized at fair value. The full fair value was allocated to the liability component and, therefore, no value was allocated to the equity component.
On December 16, 2025, the Group entered into a subordinated credit facility agreement with a Geely entity (related party) providing available credit of $600,000 available through March 31, 2026 in up to two drawdowns of $300,000 each (the "2025 Geely Facility"). On the same date, Polestar made a drawdown of $300,000 on this facility with an interest rate of SOFR plus 3.0% per year; maturing on June 17, 2026. Any further drawdown requires the consent of the lender. The subordinated credit facility includes a conversion option which allows the lender, at any time prior to repayment, to convert all or a portion of the outstanding amount into Polestar's shares or ADSs at a conversion price based on the average closing price of the five preceding trading days. This conversion option does not meet the definition of an embedded derivative and, therefore, is not required to be bifurcated from the host debt instrument and accounted for separately.
Club Loan
The Group has the following non-current syndicated loans from banks (the Club Loan) outstanding as of December 31, 2025:

				As of December 31, 2025		As of December 31, 2024
Club loan	Currency	Term	Interest rate	Nominal amount in respective currency	Principal carrying value in TUSD[3]	Nominal amount in respective currency	Principal carrying value in TUSD[3]
Unsecured syndicated bank loan	USD	Feb, 2024- 2027	SOFR[1]+3.35%	583,500	580,208	583,500	577,785
Unsecured syndicated bank loan	EUR	Feb, 2024- 2027	EURIBOR[2]+ 2.85%	340,000	397,028	340,000	349,450
Total					977,236		927,235
1 - 6-month Term SOFR.
2 - 6-month EURIBOR.
3 - Excludes interest on loans.
The Club Loan is secured by interest reserve accounts pledges with an aggregate of three months interest deposited, Keepwell deed from Geely, and Letter of Comfort from Volvo Cars and PSD. The Club Loan bear interest based on Term SOFR or EURIBOR. Polestar may select an Interest Period of 1, 3 or 6 months, or any other period agreed between Polestar, the agent and all lenders in relation to the relevant loan.
The Club Loan is subject to covenant requirements including, but not limited to, a defined minimum annual revenue, a defined range for Polestar's debt-to-asset ratio (calculated on a quarterly basis), minimum quarterly cash levels of €400.0 million and maximum quarterly financial indebtedness of $5,500.0 million.
During 2025, Standard Chartered Bank and the syndicated lenders agreed to amend the debt-to-asset ratio range to be from 0.85:1 to 1.40:1 for the fourth quarter of 2025 and to amend the minimum revenue covenant for 2025 from $7,144.9 million to $3,000.0 million. The outcome of the debt-to-asset ratio for Q4 2025 and revenue for 2025 were 1.37:1 and $3,058.1 million, respectively and, therefore, as a result of these changes, Polestar was not in default related to the syndicated loan as of December 31, 2025. The debt ratio covenant will continue to be tested in the quarters thereafter. On March 31, 2026, the debt-to-asset ratio range for all testing dates for the year 2026 were amended. For further information, see Note 26 - Loans and borrowings.

Polestar's TFF (presented under Working capital loans from banks) is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated Club Loan. As of December 31, 2025, Polestar was not in breach of these covenants.
Borrowing collateralized with tooling
PS3 Tooling and Equipment
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until after December 31, 2023, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. The agreements were as follows:
•Polestar and Geely entered into an asset transfer agreement on December 8, 2023 under which Geely agreed to purchase the PS3 Tooling and Equipment for $156,056. The PS3 Tooling and Equipment sold to Geely included (1) tooling and equipment at certain vendors' premises and (2) unique type bound tooling and equipment located in Volvo Cars' plant. The purchase price was comprised of (1) Polestar's book value of the PS3 Tooling and Equipment equal to $149,470 (the "Base") and (2) an estimate of the cost to Polestar for future changes or modifications to the PS3 Tooling and Equipment equal to $6,586 (the "Cap"). The amount of the Cap not utilized by Polestar must be repaid by Polestar to Geely at the end of the useful life of the PS3. During and at the end of the useful life of the PS3, Polestar has the right to repurchase the PS3 Tooling and Equipment at Geely's book value. In the event the user right agreement (discussed below) is terminated, Polestar is obligated to repurchase the PS3 Tooling and Equipment at the amount not reimbursed to Geely under the user right agreement.
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
On March 1, 2024, Polestar extended the production lifecycle of the PS3 from six years to seven years. As the duration of the PS3 Tooling and Equipment financing instrument follows the production lifecycle of the vehicle, the length of the repayment period also extended from six years to seven years resulting in a $2,478 gain. The carrying value of the PS3 Tooling and Equipment financing instrument was $112,843 and $124,878 as of December 31, 2025 and 2024, respectively.
PS4 Tooling and Equipment
In August 2025, Polestar and Geely entered into an asset transfer agreement under which Geely agreed to purchase unique tooling used in the production of the PS4 for $75,700. Although legal title and associated risks transferred to Geely, the tooling was not physically moved, is unique to Polestar and cannot be repurposed or used by Geely or any other party without Polestar's intellectual property and operational involvement.
In substance, Polestar retains control over the tooling, as Geely does not obtain the ability to direct the use of, or derive economic benefits from, the assets other than through providing access back to Polestar. Based on this, the transaction does not meet the criteria for a sale under IFRS 15, as control of the tooling has not transferred. Furthermore, although the arrangement involves legal title transfer, no leaseback agreement (written or otherwise) has been entered into with Geely. As such, the transaction is not accounted for as a sale and leaseback under IFRS 16. Accordingly, the tooling remains recognized in Polestar's property, plant and equipment. The cash received is accounted for as a financing liability, initially measured at fair value using a market interest rate, with any excess over fair value recognized as a capital contribution in equity. As of December 31, 2025, the carrying value of the PS4 Tooling and Equipment financing instrument was $68,974.

PS5 Tooling and Equipment
In December 2025, Polestar and Geely entered into an asset transfer agreement for unique vendor tooling related to PS5 production, for $148,000. As with the PS4 arrangement, the ownership and title were transferred to Geely, the tooling was not physically moved and is specialized for PS5 production.
In substance, Polestar retains control over the tooling, as Geely cannot derive economic benefit except by leasing it back to Polestar. As of December 31, 2025, no leaseback agreement had been executed between the parties. Accordingly, the transaction does not meet the criteria for a sale under IFRS 15, as control of the tooling has not transferred to Geely, and the tooling remains recognized in Polestar’s property, plant and equipment. The cash received recognized as a financing liability initially measured at fair value using a market interest rate, with any excess over fair value recognized as a capital contribution in equity. As of December 31, 2025, the carrying value of this financing instrument was $151,879.
Market RCFs
In the ordinary course of business, Polestar, on a market by market basis, enters into multiple low value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities take different legal forms on a market-by-market basis but are generally partially or fully secured by vehicles. As of December 31, 2025 and 2024, the amount outstanding under these arrangements due to third parties was $83,283 and $89,744, respectively, with maturities up to December 2026.
In May 2021, the Group entered into a revolving credit facility with the related party Volvo Cars Financial Services UK. The revolving credit facility is renewed each 12-month period and is denominated in GBP. Interest is calculated at the floating Bank of England ("BoE") base rate plus 2-2.5%, settled monthly. The facility is partially secured by the underlying assets. As of December 31, 2025 and 2024, $65,625 and $55,344 of this financing arrangement remained outstanding, respectively.
Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of December 31, 2025 and 2024, the aggregate amount outstanding under these arrangements was $5,900 and $8,160, respectively.
Note 27 - Supplemental cash flow information
The Group's non-cash investing and financing activities were as follows:

	Year ended December 31
Non-cash investing and financing activities	2025	2024	2023
Purchases of intangible assets in trade payables - related parties and accrued expenses - related parties	175,495	140,007	129,019
Initial recognition of ROU assets and lease liabilities	16,826	70,078	54,569
Transaction fees related to equity issuance	16,241	—	—
Purchases of property, plant and equipment in trade payables	7,801	114,486	96,011
Initial recognition of investment in associates	—	9,608	29,400
Changes in the Group's current and non-current liabilities arising from financing activities were as follows:

	Loans and borrowings	Convertible liabilities	Other financing liabilities	Earn-out rights and Class C Shares liabilities	Lease liabilities	Total
Balance as of January 1, 2024	2,036,755	1,274,899	176,614	161,402	127,248	3,776,918
of which outstanding principal	2,026,665	1,257,194	176,614	—	—	3,460,473
of which accrued interest	10,090	17,705	—	—	—	27,795
Changes from other items
Proceeds from short-term borrowings	3,273,142	—	138,121	—	—	3,411,263
Proceeds from long-term borrowings	938,474	—	—	—	—	938,474
Repayments of borrowings	(2,755,562)	—	(134,337)	—	—	(2,889,899)
Repayments of lease liabilities	—	—	—	—	(35,646)	(35,646)
Total changes from financing cash flows	1,456,054	—	3,784	—	(35,646)	1,424,192
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	70,078	70,078
Cancellation of lease liabilities	—	—	—	—	(21,151)	(21,151)
Interest expense[1]	174,480	127,032	6,689	—	7,423	315,624
Interest paid	(165,642)	(104,285)	—	—	(7,423)	(277,350)

Amortization of loan fees	3,086	—	—	—	—	3,086
Total changes from other items	11,924	22,747	6,689	—	48,927	90,287
Changes from effects of foreign exchange rates	(46,461)	—	(4,387)	—	(5,258)	(56,106)
Adjustment for revised cash flow estimate	—	—	(2,478)	—	—	(2,478)
Loss on debt modification	—	2,761	—	—	—	2,761
Changes from effects of fair value measurement	—	—	—	(129,124)	—	(129,124)
Changes from interest on fair value measurement	—	—	—	—	—	—
Balance as of December 31, 2024	3,458,272	1,300,407	180,222	32,278	135,271	5,106,450
of which outstanding principal	3,439,629	1,257,637	179,853	—	—	4,877,119
of which accrued interest	18,643	42,770	369	—	—	61,782

Balance as of January 1, 2025	3,458,272	1,300,407	180,222	32,278	135,271	5,106,450
Changes from financing cash flows
Proceeds from short-term borrowings	3,656,665	300,000	197,955	—	—	4,154,620
Proceeds from long-term borrowings	—	—	191,322	—	—	191,322
Repayments of borrowings	(2,933,506)	—	(183,932)	—	—	(3,117,438)
Repayments of lease liabilities	—	—	—	—	(33,752)	(33,752)
Total changes from financing cash flows	723,159	300,000	205,345	—	(33,752)	1,194,752
Changes from other items
Initial recognition of lease liabilities	—	—	—	—	16,826	16,826
Cancellation of lease liabilities	—	—	—	—	(5,734)	(5,734)
Interest expense[1]	228,943	114,752	489	—	4,587	348,771
Interest paid	(213,310)	(93,183)	—	—	(4,587)	(311,080)
Amortization of loan fees	5,214	—	—	—	—	5,214
Total changes from other items	20,847	21,569	489	—	11,092	53,997
Changes from effects of foreign exchange rates	135,957	—	13,633	—	18,112	167,702
Changes from effects of fair value measurement	—	—	—	(23,391)	—	(23,391)
Balance as of December 31, 2025	4,338,235	1,621,976	399,689	8,887	130,723	6,499,510
of which outstanding principal	4,303,763	1,555,975	399,319	—	—	6,259,057
of which accrued interest	34,472	66,001	370	—	—	100,843
1 - Other financial liabilities includes the imputed interest expense related to the PS3 Tooling and Equipment financing instrument. The full amount of all repayments of the PS3 Tooling and Equipment financing instrument are presented as Repayments of borrowings.
Note 28 - Related party transactions
Related parties are as follows:
•A person, or a close family member of such person, that has control, joint control or significant influence over a Polestar entity. Due to the Group's ownership structure, Li Shufu is the person who effectively controls the Group and its entities.
•A person who is a member of the key management of the Group, or a close family member of such person. Key management of the Group includes EMT (consisting of the CEO, the CFO, and the COO) and managing directors.
•A legal entity, controlled by a person mentioned in either of the previous two bullets, that can exercise significant influence over the Group.
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
As of December 31, 2025 and as of December 31, 2024, related parties owned 69.0% and 81.8% of the Group, respectively. The remaining were owned by external investors.

Unless specifically detailed in this footnote, all transactions with related parties are on an arm's length basis. During the years ended December 31, 2025, 2024, and 2023, the Group had related party transactions in the following functions:
Product development
The agreements in place to support the Group's product development include licenses and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars and Geely. Polestar also benefits from related parties as subcontractors in certain internal technology development programs of the Group.
Product development agreements
Major product development agreements Polestar entered into with related parties during the years ended December 31, 2025, 2024, and 2023 are as follows:
Polestar 2
On January 4, 2024, October 3, 2023, November 9, 2022 and December 27, 2022, Polestar entered into amendment agreements related to the service and joint development agreements with Volvo Cars regarding the PS2 model-year updates entered on April 13, 2021. The amendment agreements both modify existing model-year fees as well as add new model-years. The fee Polestar agreed to pay Volvo Cars for model-year 2024, 2025, and 2026 updates was approximately $22,219. The fee Polestar agreed to pay Volvo Cars for model year 2022 and 2023 updates was $67,429. The fee Polestar agreed to pay Volvo Cars for model year 2021 updates was amended to approximately $34,004.
Polestar 3
On May 5, 2023 and July 10, 2023, Polestar entered into Prototype Supply Agreements for the supply of PS3 prototype and pre-series vehicles with Volvo Cars. The total fee Polestar agreed to pay Volvo Cars under these agreements was approximately $8.5 million.
On August 19, 2025, Polestar entered into a license assignment and service agreement with Volvo Cars covering certain development services and technology related to model-year updates and upgrades for the PS3 vehicle. The agreement covers model year 2026 and the fee Polestar agreed to pay Volvo Cars amounted to $94.6 million.
Polestar 4
On June 13, 2025 and December 4, 2025, Polestar entered into a Change Framework Agreement and a Change Agreement with Geely relating to certain development services and technology relating to model-year updates and upgrades for the PS4 coupé. The Change Agreement cover model year 2027 and the fee Polestar agreed to pay to Geely amount to $12.9 million. On December 26, 2025, Polestar also entered into a Change Agreement with Geely relating to certain development services and technology relating to the PS4 SUV and the fee Polestar agreed to pay to Geely is a fixed amount of $40.3 million.
On December 23, 2024, October 25, 2024, and August 14, 2024, Polestar entered into supplement and amendment agreements regarding the R&D service agreement for the development phase of the PS4 entered into on December 28, 2021. Under the supplement and amendments, Geely provided additional PS4 IP services, including modified development services, model-year updates and prototypes totaling approximately $29,219. The total fee Polestar agreed to pay, in eight installments through 2025, was approximately $368,718, calculated on time and materials under a cost-plus methodology.
On July 23, 2024, Polestar entered into a R&D service agreement for development and prototypes to be performed and supplied by Renault Korea Co. Ltd, subcontracted by Geely, and based on Geely's PMA-1 platform and GEEA2.0 electrical architecture. The service charges include a combination of fixed fees and estimated charges for the services to be provided, paid based on predefined project milestones. The total fee Polestar agreed to pay Geely through 2025 was approximately $31,090.
On March 4, 2022, Polestar entered into two technology license agreements related to the right to use Geely's PMA-1 platform and GEEA2.0 electrical architecture for the PS4 in and outside of China. Under these agreements, Polestar agreed to pay Geely a monthly license royalty fee based on the net revenue of PS4s sold each month during the vehicle's lifecycle. The agreements also include a minimum sales volume commitment for sales inside and outside of China each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for any deficit between the actual volume sold and the minimum sales volume commitment each year. Polestar also entered into a third technology license agreement with Zhejiang Zeekr Automobile Research and Development Co., Ltd ("Zeekr"), an entity controlled by Geely, related to the right to use Zeekr carry-over tophat technology in the PS4 in China. Polestar agreed to pay Zeekr a monthly license royalty fee based on the net revenue of PS4s sold each month in China during the vehicle's lifecycle. The agreement also includes a minimum sales volume commitment for China for each year during the vehicle's lifecycle. Polestar is required to pay Zeekr compensation for any deficit in China between the actual volume sold and the minimum sales volume commitment each year.
In June 2025, Polestar and Geely signed Notices on Volume Deficit Compensation for 2024 with Zeekr and Liankong, in which it was acknowledged by both parties that the compensation payable by Polestar due to the volume deficit in 2024 was not payable as the volume deficit was due to supplier issues and other delays for which Polestar was not responsible.
As discussed with Geely, on April 10, 2025, Polestar, Xingji Meizu and Polestar Times Technology entered into the agreement to terminate the Business Cooperation Agreement and cease all the Polestar Times Technology's business operation. This led to a significant reduction of Polestar's sales presence in China and, in 2025, Polestar's focus was on increasing sales in Europe, and no significant investment was made in expanding sales in China. In this context, Polestar did not meet the volume commitments under the China license agreements in 2025 and whether or not Polestar will meet them in the future is dependent on its future actions in China, principally on any decision to maintain the current small sales presence or grow the network. The treatment of 2025-2029 commitments for China is being actively negotiated between Geely and Polestar.

Polestar 5 and Polestar 6
On December 1, 2023 and February 3, 2023, Polestar amended a vehicle supply agreement with Asia Europe New Energy Vehicle Manufacturing (Chongqing) Co., Ltd. ("AECQ"), a subsidiary of Geely, related to the production of PS5 prototypes, which was originally entered into on July 26, 2022, Under the original agreement, AECQ agreed to manufacture and sell Polestar prototypes of the PS5 for a total cost of approximately $25,398 that was determined under a cost-plus methodology. On February 3, 2023, the agreement was amended to change the timing and composition of prototypes, including adding production for spare parts and components, and increased the total cost to $25,783. On December 1, 2023, the agreement was amended again for similar reasons and increased the total cost to $27,290.
On September 28, 2023, Polestar entered into a technology license agreement with Geely related to the right to use Zeekr's ZEEA2.5 and Geely's GEEA2.0 electrical architectures for the PS5. The total license fee of $31,245 is required to be paid in two installments: a payment of $14,011 that occurred in October 2023 and a payment of 17,234 to be made in 2025.
On November 29, 2023, Polestar entered into a R&D service agreement for development to be performed and supplied by Zeekr relating to the PS5. The service charges were a fixed fee for the services provided, paid based on predefined project milestones. The total fee Polestar agreed to pay Zeekr under the agreement was $5.2 million. On May 2024 Polestar entered into an Amendment Agreement to the R&D service agreement under which the parties agreed that Zeekr should provide additional development services. The fee agreed to be paid by Polestar under the Amendment Agreement was a fixed amount of $12.0 million.
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
Manufacturing
The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and has entered into tool sharing agreements with Volvo Cars and Geely. Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilized and where equipment should be situated to ensure an efficient production process), rather than development of the vehicle itself. Logistics engineering includes activities related to the determination of how different components are delivered to the production sites. The Group outsourced the manufacturing and logistics engineering for the production processes of the PS1, PS2, and PS3 to Volvo Cars and for the production processes of the PS4 and PS5 to Geely.
Tool sharing occurs when the Group purchases production tools, together with Volvo Cars or Geely, to obtain synergies in the manufacturing processes by utilizing the same or similar tools. Polestar also enters into machinery and equipment lease arrangements as well as certain building lease agreements with Geely and Volvo Cars. Refer to Note 12 - Leases for more information on Polestar's leasing arrangements.
Manufacturing agreements
Major manufacturing agreements Polestar entered into with related parties during the years ended December 31, 2025, 2024, and 2023 are listed below.
Polestar 2
No material agreements were signed in the years ended December 31, 2025, 2024, and 2023.
Polestar 3
On September 6, 2024, Polestar and Volvo Cars entered into an agreement for the manufacturing of the PS3 in Volvo Cars' Charleston plant. PS3 is agreed to be priced based on the full cost of production plus a mark-up. The mark-up is an arm's length mark-up which is fixed during the production until end of production. Under this agreement, Polestar is committed to purchasing certain volumes of the PS3 between 2024 and 2030. In the event that Polestar's actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity, such as depreciation for common equipment, common type-bound tooling and equipment, and common vendor tooling.
On January 8, 2024 and January 12, 2024, Polestar and Volvo Cars entered into an agreement for the manufacturing of the PS3 in Volvo Cars' Chengdu plant for sale in and outside of China. PS3 is agreed to be priced based on the full cost of production plus a mark-up. The mark-up will be reviewed annually and adjusted in accordance to the median of the latest available benchmark procured by Volvo Cars in accordance to the "arm's length principle" between the Parties. Under this agreement, Polestar is committed to purchase specific volumes of the PS3 between 2024 and 2030. In the event that Polestar's actual volumes purchased during the production period are lower than the agreed volumes, Polestar is obligated to compensate Volvo Cars for fixed costs related to the lost capacity, such as depreciation for common equipment, common type-bound tooling and equipment, and common vendor tooling.
On December 8, 2023, Polestar entered into an asset transfer agreement with Geely under which Polestar agreed to sell Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 to Geely in exchange for $156,056. This agreement was accounted for as a financing transaction instead of a sale due to the terms of the agreement and the terms of other agreements with Volvo Cars and Geely that were signed on January 8, 2024 and March 3, 2024. Refer to Note 26 - Loans and borrowings for more details. On March 3, 2024, Polestar entered into a Vendor Tooling User Right Agreement under which Polestar grant Volvo the right to use certain vendor tooling owned by Polestar for the production of the PS3 in the Charleston plant. For the user right Volvo has agreed to pay a user right fee.
On March 21, 2025 and March 20, 2025 Polestar entered into Vendor Tooling User Right Agreements under which Polestar grant Volvo the right to use certain vendor tooling owned by Polestar for the production of the PS3 in the Charleston plant. For the user right Volvo has agreed to pay a user right fee.
Polestar 4
On January 17, 2022, Polestar entered into a tooling and equipment agreement with Geely related to PS4 unique equipment, tooling, and launch costs related to the manufacturing of the PS4. Under the agreement, Geely agreed to invest a total of $60,948 for PS4 unique equipment, tooling, and launch costs on behalf of Polestar and Polestar agreed to pay Geely in seven installments at certain pre-defined milestones between contract signing and February 2024. The cost to Polestar for PS4 unique equipment and tooling is $39,371 and $21,577 for PS4 launch costs.
On November 9, 2023, Polestar entered into a framework agreement with Geely and Renault Korea Co. Ltd ("Renault Korea") related to the production of the PS4 in Renault Korea's plant in Busan, South Korea for sale in South Korea, Canada, and the U.S. Under the agreement, Polestar agreed to pay Renault Korea per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, long-lived asset, and outbound logistics fees. The agreement includes a purchase volume commitments for each year during the vehicle's lifecycle and Polestar is required to pay Renault Korea compensation each year if the purchase volume commitment is not met. Between signing of the agreement and 2026, Polestar, Geely, and Renault Korea are committed to invest approximately $242,000 to prepare the plant for production of the PS4. Polestar's share of the commitments that are required to be paid outside of piece price of each PS4 produced total approximately $200,000 and approximately $38,000 are required to be paid in piece price. The remaining commitment will be paid by Geely. On June 26, 2024, Polestar further entered into a production development and localization service agreement with Renault Korea detailing the payments terms of the investment and project costs with respect to milestones, with the final milestone estimated to be met in 2026.
On July 17, 2023 and July 24, 2023, Polestar entered into two manufacturing and vehicle supply agreements with Geely related to production of the PS4 in Geely's plant in Hangzhou, China for sale in and outside of China. Under the agreements, Polestar agreed to pay Geely per vehicle produced based on a cost-plus methodology inclusive of cost components such as bill of materials, manufacturing service, and outbound logistics fees. The agreements include purchase volume commitments for each year during the vehicle's lifecycle. Polestar is required to pay Geely compensation for the deficit between the actual volume purchased during the year and 90% of Polestar's fixed reserved volume for the year. Polestar's fixed reserve volume for each year is negotiated and agreed upon in November of the prior year. On October 1, 2024 and October 8, 2024, supplemental agreements modified the cost components that affect the vehicle price.
In June 2025, Polestar and Geely signed Notices on Volume Deficit Compensation for 2024, in which it was acknowledged by both parties that a portion of the compensation payable by Polestar due to the volume deficit in 2024 was not payable as the volume deficit was due to supplier issues and other delays for which Polestar was not responsible. As a result, as of December 31, 2025, Polestar recognized a reversal of $29,779 under cost of sales. The remaining amount of $15,265 previously recorded under cost of sales was waived by Geely and recognized as other contributed capital.
On August 25, 2025, Polestar entered into an asset transfer agreement with Geely under which Polestar agreed to sell Polestar unique tooling and equipment that will be used in the manufacturing of the PS4 to Geely in exchange for $75.7 million. This agreement was accounted for as a financing transaction instead of a sale due to the nature of the assets sold, the relationship between seller and buyer and related agreements between the parties. For more details, refer to Note 26 - Loans and borrowings.
Polestar 5 and Polestar 6
On December 20, 2023 and September 15, 2023, Polestar entered into a memorandum of understanding and framework services agreement with Asia Europe New Energy Automobile Manufacturing (Chongqing) Co. Ltd. ("AECQ"), a subsidiary of Geely, related to the setup of plant operation services for manufacturing of the PS5 and PS6. Refer to Production of the PS5 and PS6 for details on the memorandum of understanding agreement.
On August 25, 2025, Polestar entered into an asset transfer agreement with Geely under which Polestar agreed to sell Polestar unique tooling and equipment that will be used in the manufacturing of the PS4 to Geely in exchange for $148.0 million. This agreement was accounted for as a financing transaction instead of a sale due to the nature of the assets sold, the relationship between seller and buyer and related agreements between the parties. For more details, refer to Note 26 - Loans and borrowings.
Refer to Note 29 - Commitments and contingencies for details on commitments and contingencies related to manufacturing of Polestar vehicles.
Production of the PS5 and PS6
Production of the PS5 and PS6 is intended to occur in a manufacturing plant owned by Geely, via its AECQ subsidiary, in Chongqing, China. During the year ended December 31, 2021, Polestar and Geely established a steering committee to oversee decisions relevant to the plant, including planning, design, construction, engineering management of the plant. Following the establishment of the steering committee, Polestar began providing digital, human resources, indirect procurement, finance, logistics, plant management, blue collar launch, product launch, and plant launch services (collectively, the "Plant Operation Services") related to the setup of Geely's plant. Since the year ended December 31, 2021 and prior to December 20, 2023, these services were provided to Geely without an agreement of commercial and legal terms (i.e., a contract) between Polestar and Geely, resulting in Polestar providing the Plant Operation Services to Geely at its own risk and without rights to consideration from Geely. All costs incurred by Polestar during the years ended years ended December 31, 2025, 2024, and 2023 that were associated with providing the Plant Operation Services were expensed as incurred under their respective functional line items in the Consolidated Statement of Loss and Comprehensive Loss.

On December 20, 2023, Polestar and Geely entered into an agreement under which Geely agreed to compensate Polestar for the Plant Operation Services provided by Polestar during the years ended December 31, 2025, 2024, and 2023. The consideration received by Polestar upon signing of the service agreement amounted to $25,202 in the year ended December 31, 2025 and was calculated utilizing a cost-plus methodology. During the year ended December 31, 2025, the consideration received by Polestar upon providing plant operation services in 2025 amounted to $666. The consideration received was recognized in Other operating income in the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2025.
Sales and distribution
For the years ended December 31, 2025, 2024, and 2023, the Group sold software technology, vehicles, prototype engines and carbon credits to Geely and Volvo Cars. The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, delivery of vehicles and other products and global customer service. In 2023, the Group had new agreements in place to begin selling vehicles and services to Polestar Times Technology, a strategic joint venture for the China market with the technology company Xingji Meizu. Polestar leverages Xingji Meizu software and consumer electronics hardware development to strengthen Polestar's offer in the China market. In 2025, the Group entered into an agreement with Xingji Meizu to terminate commercial operations of its investment in Polestar Times Technology and to transfer the distribution rights related to Polestar-branded vehicles in China back to Polestar. Refer to Note 10 - Investment in associates for more information regarding the agreements with Polestar Times Technology.
The Group sells vehicles to Volvo Cars and end customers while end customers can choose to finance the vehicles via Polestar's related party, Ziklo Bank AB.
Polestar and Volvo Car Financial Services US LLC, doing business as Polestar Financial Services ("PFS"), entered into residual value guarantee agreements with Bank of America, National Association ("BANA"), a third party, in the U.S. BANA sought to obtain economic protection against degradation in the residual value of leased vehicles it funds, and Polestar agreed to provide such protection as a service for a fee.
Information technology
While Polestar has its own information technology ("IT") department, Polestar operates in a shared IT environment with Volvo Cars and has service and software license agreements related to the support, maintenance, and operation of IT processes. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration, and application hosting.
Financing
Polestar maintains long-term borrowing with the related parties Geely, Volvo Cars and Volvo Cars Financial Services UK, including convertible instruments and borrowings collateralized by tooling. For details of the contracts, refer to Note 26 - Loans and borrowings.
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
As the PS2 is manufactured at Volvo Cars' Taizhou plant and the PS3 is manufactured at Volvo Cars' Chengdu and Charleston plants, Volvo Cars are responsible for inbound logistics and Polestar outsources the related outbound logistics to Volvo Cars. As the PS4 is manufactured at Geely's Hangzhou Bay plant, Geely is responsible for inbound logistics. Inbound logistics relate to supplier shipments to various production sites; outbound logistics relate to the transport of vehicles to end customers. The Group outsources customs handling to Volvo Cars as it does not currently have its own customs department. Warranty claims handling is also outsourced to Volvo Cars.
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

	For the year ended December 31,
	2025	2024	2023
Volvo Cars	217,885	101,299	86,460
Ziklo Bank AB	95,864	107,553	46,319
Polestar Times Technology	38,543	67,451	—
Other related parties	—	10	5,895
Total revenue from related parties	352,292	276,313	138,674
% of total revenue	11.5%	13.6%	5.9%
Purchases of goods, services and other

Purchases from related parties include agreements related to product development, procurement, manufacturing, IT, and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods, including Polestar 2 vehicles purchased from Volvo Cars' factory in Taizhou, China, Polestar 3 vehicles purchased from Volvo Cars' factories in Chengdu China and Charleston U.S., and PS4 vehicles purchased from Geely's Hangzhou Bay factory in Ningbo, China and Renault Koreas factory in Busan South Korea. Purchases and their related payables were from Volvo Cars and Geely subsequent to this event. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.
Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.
The total purchases of goods, services and other for each related party is shown in the table below:

	For the year ended December 31,
	2025	2024	2023
Volvo Cars	1,298,933	1,330,998	2,341,970
Geely	1,199,505	877,908	252,888
Other related parties	18,771	13,204	7,693
Total	2,517,209	2,222,110	2,602,551
Cost of R&D and intellectual property
Polestar has entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the PS1, PS2, PS3, and PS4. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group's interest. The recognized asset associated with these agreements as of December 31, 2025 was $489,904, of which acquisitions attributable to 2025 were $215,721. As of December 31, 2024, the recognized asset associated with these agreements was $865,055, of which acquisitions attributable to 2024 were $116,301.
Related parties' balances
Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support from Volvo Cars and Geely. Amounts due from related parties include transactions related to the sales of products and related goods and services, sales of software technology and performance engineered kits, sales of carbon credits and sales of prototype engines discussed above. The amounts recorded in the following respective line items are presented in their corresponding explanatory notes Note 18 - Trade receivables and other receivables, Note 26 - Loans and borrowings, Note 12 - Leases, Note 20 - Other assets, Note 23 - Trade payables, Note 24 - Accrued expenses and Note 25 - Other liabilities to these Consolidated Financial Statements.

	As of December 31, 2025
	Volvo Cars	Geely[1]	Polestar Times Technology	Other related parties	Total
Amounts due from related parties
Trade receivables and other receivables[2]	104,996	77,017	29	15,755	197,797
Other assets	—	2,834	—	—	2,834
Total	104,996	79,851	29	15,755	200,631
Amounts due to related parties
Loans and borrowings	(1,020,230)	(935,440)	—	(65,994)	(2,021,664)
Trade payables	(497,386)	(492,808)	—	(1,807)	(992,001)
Accrued expenses	(160,522)	(88,713)	(53)	(4,851)	(254,139)
Lease liabilities	(72,821)	—	—	—	(72,821)
Other liabilities	(8,098)	—	—	(3,484)	(11,582)
Total	(1,759,057)	(1,516,961)	(53)	(76,136)	(3,352,207)
1 - Under the PS4 technology license agreements and manufacturing and vehicle supply agreements signed between Polestar and Geely entities, Polestar agreed to pay Geely compensation if it did not meet minimum sales volumes established in the agreements. In 2024 there was a volume deficit and, as of December 31, 2024, Polestar recognized an accrued expense of $7,647 and $37,397 for the technology license agreements and manufacturing and vehicle supply agreements respectively. In June, 2025, Polestar and Geely signed Notices on Volume Deficit Compensation for 2024 in which it was acknowledged by both parties that a portion of the compensation was not payable by Polestar as it was related to volume deficit which was due to supplier issues and other delays for which Polestar was not responsible. As a result, as of December 31, 2025, Polestar recognized a reversal of other cost of sales of $29,779. The remaining amount of $15,265 was waived by Geely and recognized as other contributed capital.
2 - In 2025, the Group recognized an impairment loss of $4,457 under the expected credit loss model on trade receivables from a related party, in connection with PS5‑related asset sales.

	As of December, 31, 2024
	Volvo Cars	Geely	Polestar Times Technology	Other related parties	Total
Amounts due from related parties
Trade receivables and other receivables	21,713	42,316	3,445	13,209	80,683
Other assets	—	2,713	—	—	2,713
Total	21,713	45,029	3,445	13,209	83,396
Amounts due to related parties
Loans and borrowings	(1,022,746)	(402,539)	—	(55,343)	(1,480,628)
Trade payables	(430,828)	(357,984)	(1)	(1,733)	(790,546)
Accrued expenses	(79,470)	(143,066)	(10,015)	(3,997)	(236,548)
Lease liabilities	(73,430)	—	—	—	(73,430)
Other liabilities	(37,269)	—	—	(2,375)	(39,644)
Total	(1,643,743)	(903,589)	(10,016)	(63,448)	(2,620,796)
Incentives to key management personnel
During the year ended December 31, 2019, Volvo Cars provided an equity based incentive program to certain members of the Group's management team (the "Polestar Incentive Plan"). The Polestar Incentive Plan was launched to incentivize the retention of key personnel with pivotal roles in the development of the Group into a successful stand-alone company. Each participant was offered to purchase shares in PSINV AB, a subsidiary of Volvo Cars, which in turn owned shares in Polestar Automotive Holding Limited and hence the participants were indirectly minority owners of the Group. The investment was made at fair market value in accordance with an external valuation.
In total 38,125 shares were acquired by the participants, which corresponded to an indirect ownership in the Group of 0.16 percent. Management evaluated the Polestar Incentive Plan to determine whether it qualified as an equity-settled share-based payment transaction within the scope of IFRS 2, as the participants receive shares of equity in exchange of their investment and more than one entity was involved in delivering the benefit to the participants. Given that the Group does not receive identifiable or unidentifiable goods or services in exchange for the equity purchase of PINSV AB, the transaction is not within the scope of IFRS 2. Furthermore, the Polestar Incentive Plan is in agreement with Volvo Cars and individual members of the Group's prior EMT, as participants were given the option to purchase equity shares in PSINV AB being an entity outside the Group. Therefore, the Polestar Incentive Plan is not a share-based payment transaction in the scope of IFRS 2 and there is no financial statement impact on the Group.
As a consequence of the listing of Polestar Automotive Holding UK Limited on the Nasdaq Stock Exchange in June 2022 and in accordance with the terms of the Polestar Incentive Program, Volvo Cars was obliged to repurchase the participants shares in PSINV AB at fair market value. Each participant was thereafter obliged to reinvest the net proceeds received (repurchase amount less an amount corresponding to the effective tax rate on capital gains in the participants jurisdiction) in shares in Polestar Automotive Holding UK Limited directly on the open market. The purchased shares were subject to a 180 days' lock-up period.
Refer to Note 8 - Employee benefits for details on compensation and termination benefits to the EMT and managing directors at the Group's sales units.
Asset disposals
In December 2022, Polestar committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by PSNEV. In July 2023, there was a change in the amount classified as held for sale to include an immaterial amount of other current assets and liabilities along with $85,542 of an intercompany receivable, held by PSNEV, which was not settled prior to the sale of the asset group. Geely agreed to purchase the intercompany receivable as part of the sale, resulting in a change in the asset grouping. The inclusion of these additional assets and immaterial liabilities formed a group of assets and did not meet the definition of a business as defined by IFRS 3.
On August 1, 2023, the Group completed the sale of the asset group to Geely. Upon disposal of the asset group, cumulative foreign exchange losses of $6,636 were reclassified from equity to profit or loss as part of the gain on disposal. The derecognition of the asset group previously classified as held for sale, including the modification to include accounts receivable, resulted in a total gain of $16,334. The gain is reflected within other operating income on the Consolidated Statement of Loss and Comprehensive Loss. The sale of PSNEV represented a common control transaction because (1) PSNEV did not meet the definition of a business at the time of the transaction, (2) the ultimate control of PSNEV was the same before and after the transaction, and (3) control of PSNEV was not transitory.
Note 29 - Commitments and contingencies
Commitments
Polestar has contractual obligations with certain suppliers including obligations to acquire intangible assets related to development of vehicles, non-cancellable manufacturing commitments, or minimum sales volume commitments. In the event of a shortfall in manufactured vehicles or sales, or Polestar's decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent the minimum amounts payable by Polestar under these commitments as of December 31, 2025:

	As of December 31,
	2025	2024
Acquisition of intangible assets commitments – related parties	12,634	26,124
Non-cancelable manufacturing commitments – related parties	287,065	268,811
PS4 license volume commitments – related parties	55,981	83,073
Logistics service and other third party commitments	28,022	—
Total	383,702	378,008
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
NHTSA investigation
On July 18, 2025, the Office of Defects Investigation of the National Highway Traffic Safety Administration ("NHTSA") issued an information request to Polestar Automotive USA, Inc as part of a 'Recall Query' in relation to the functioning of the rearview camera of the Polestar 2. Polestar provided its initial response to NHTSA at the end of 2025 and is working with its manufacturing partners to address the issue with an over-the-air software update. The Company has determined that, in accordance with IAS 37, it has a present obligation in relation to the identified issue in the Polestar 2 vehicles sold in the U.S., but has concluded that it is not probable that an outflow of resources will be required to settle this obligation and no reliable estimate or range of the financial effect of this matter nor the timing of the outcome can be determined at this time.
Note 30 - Subsequent events
Management has evaluated events subsequent to December 31, 2025 and through April 17, 2026, the date these Consolidated Financial Statements were authorized for issuance and identified the following events for disclosure. Management determined that no adjustments were required to the figures presented as a result of these events.
•On January 14, 2026, Polestar repaid €15.9 million of its principal and interest amount due on that same date, on its €420.0 million green trade revolving credit facility with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC, and Banco Bilbao Vizcaya Argentaria (the "TFF"). The loan carried an interest at the applicable three‑month interbank offered rate plus a margin of 2.3% per annum.
•On January 21, 2026 and January 29, 2026, Polestar made drawdowns of €51.3 million and €42.8 million, respectively, on its €420.0 million TFF. The loan carried an interest at the applicable three‑month interbank offered rate plus a margin of 2.3% per annum.
•On January 29, 2026, Polestar repaid $50.2 million of its principal and interest amount due under its existing secured 12-month bank loan facility with Banco Bilbao Vizcaya Argentaria (BBVA). The loan carried an interest rate of 1-month Term SOFR plus 1% per annum.
•On February 2, 2026, Polestar announced a $400.0 million equity investment (approximately 20,682,522 Class A ADSs, equivalent to 620,475,660 Class A ordinary shares based on the 1:30 ADS ratio, at a conversion price of 19.34 per ADS) by Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited, with each investor contributing $200.0 million. Concurrent with the purchase, these financial institutions have each entered into a put option arrangement with Geely Sweden Automotive Investment AB whose obligations under the put options are guaranteed by Geely Sweden Holdings AB. Geely Sweden Automotive Investment AB is a wholly-owned subsidiary of Geely Sweden Holdings AB, which is a member of the Geely group and an affiliate of Polestar, which provides the financial institutions with an exit path, if needed, in three years with certain returns, as part of this equity financing arrangement.
•On February 2, 2026, Polestar renewed its secured bank loan facility for $450.0 million with Banco Bilbao Vizcaya Argentaria (BBVA), with a new maturity date of 28 February 2027. Drawdowns under this loan facility carry an interest rate of Term SOFR plus 1.70% per annum.
•On February 6, 2026 Polestar and Geely signed a Manufacturing and Vehicle Supply Agreement related to the manufacturing and vehicle supply of the Polestar 5. In this agreement Polestar makes commitments to pay certain amounts, independently of the volume of vehicles it purchases under the contract, as well as certain minimum amounts based on the production volumes it reserves each year. If Polestar discontinues the agreement prior to its termination, Polestar must pay certain exit costs.
•On February 11, 2026, Polestar repaid principal and interest amount due on its working capital loan for ¥804.2 million with Bank Of China. This loan carried an interest rate of 3.65% per annum due quarterly.
•On February 13, 2026, Polestar entered into a 12-month working capital loan for ¥800.0 million with Bank of China. This loan carries an interest rate of 3.55% per annum due quarterly. This loan benefits from letters of comfort from Geely.

•On February 25, 2026, Polestar entered into a one-year extension of its green trade revolving credit facility with Standard Chartered Bank, Nordea Bank ABP, Citibank Europe PLC, and Banco Bilbao Vizcaya Argentaria (the "TFF"). In connection with the extension, the aggregate commitment under the TFF was reduced from €420.0 million to €400.0 million; Standard Chartered Bank's commitment was reduced from €120.0 million to €100.0 million. Amounts drawn under the TFF bear interest at the applicable six‑month interbank offered rate plus a margin of 2.3% per annum. The maximum tenor of individual borrowings was extended from 90 days to 180 days. The TFF is used primarily to support working capital requirements related to Polestar's trade activities.
•On February 27, 2026, Polestar repaid $100.4 million of its principal and interest amount due under its existing secured 12-month bank loan facility with Banco Bilbao Vizcaya Argentaria (BBVA). The loan carried an interest rate of 1-month Term SOFR plus 1.7% per annum.
•On March 9, 2026, Polestar repaid $150.0 million of its outstanding loans under its existing secured 12-month bank loan facility with Standard Chartered Bank (SCB). The loan carried an interest rate of 6-month Term SOFR plus 1% per annum.
•On March 11, 2026, Polestar repaid principal and interest amount due on its maturing working capital loan for ¥257.5 million with East Asia Bank (EAB). This loan carried an interest rate of 4% per annum due quarterly.
•On March 16, 2026, Polestar announced a $300.0 million equity investment (approximately 15,511,891 Class A ADSs, equivalent to 465,356,730 Class A ordinary shares based on the 1:30 ADS ratio, at a conversion price of 19.34 per ADS) by various purchasers including Crédit Agricole CIB, Vida Finance S.A., Innovator Limited and Proximastar Holdings Company Limited. Concurrent with the purchase, these financial institutions have each entered into a put option arrangement with Geely Sweden Automotive Investment AB whose obligations under the put options are guaranteed by Geely Sweden Holdings AB. Geely Sweden Automotive Investment AB is a wholly-owned subsidiary of Geely Sweden Holdings AB, which is a member of the Geely group and an affiliate of Polestar, which provides the financial institutions with an exit path, if needed, in three years with certain returns, as part of this equity financing arrangement.
•On March 18, 2026, Polestar made drawdown of €61.8 million on its €400.0 million TFF. The loan carried an interest at the applicable six-month interbank offered rate plus a margin of 2.3% per annum.
•On March 23, 2026, Polestar repaid principal and interest amount due on its maturing working capital loan for ¥37.7 million with East Asia Bank (EAB). This loan carried an interest rate of 3.85% per annum due quarterly.
•On March 24, 2026, Polestar entered into a 12-month working capital loan for ¥306.3 million with East Asia Bank (EAB). This loan carries an interest rate of 3.85% per annum due quarterly. This loan benefits from letters of comfort from Geely.
•On March 26, 2026, Polestar renewed the 12-month revolving credit facility with SG Asset Finance (Hong Kong) Limited ("Société Générale") for an aggregate principal amount of up to €150.0 million, with a new maturity date of March 31, 2027 and a change of lender to Société Générale, Hong Kong Branch. All other terms were kept the same as the previously existing facility. On March 31, 2026, Polestar drew down €150.0 million under the facility. This draw carries interest at the 3-month EURIBOR plus 2.5% per annum due quarterly and has a repayment period of 12 months.
•On March 28, 2026, Polestar repaid principal and interest amount due on its maturing working capital loan for $210.2 million with China CITIC Bank (CITIC). This loan carried an interest rate of 5.45% per annum due quarterly.
•On March 30, 2026, Polestar made drawdown of €52.6 million on its €400.0 million TFF. The loan carried an interest at the applicable six-month interbank offered rate plus a margin of 2.3% per annum.
•On March 31, 2026, amendments to the covenants associated with the Club Loan were approved by Standard Chartered Bank and the syndicated lenders agreeing to amend the debt-to-asset ratio range for all test periods for 2026 including an increase from 0.85:1 to 1.60:1 for the first quarter of 2026. Moreover, the minimum revenue covenant for 2026 was amended from $8,670.2 million to $3,300.0 million.
•On March 31, 2026, Polestar announced that Snita Holding B.V. agreed to convert approximately $274.0 million of the outstanding principal under the Snita Term Loan Facility into Polestar's equity (approximately 16,150,000 Class A ADSs, equivalent to 484,500,000 Class A ordinary shares based on the 1:30 ADS ratio, at a conversion price of $16.97 per ADS) and is expected to carry out a second debt-to-equity conversion later during the second quarter, totaling approximately $65.0 million.
•On March 31, 2026, Polestar and Snita Holding B.V. agreed to amend the Snita Term Loan Facility by extending the term of the facility from December 29, 2028 to December 31, 2031 and to change the applicable margin to borrowings under the facility from 4.97% to 5.40% from the next interest payment date in 2026.
•On March 31, 2026, Polestar announced that Polestar and Volvo Cars also intend to increase efficiencies by consolidating future manufacturing of Polestar 3 in Charleston, South Carolina, USA.